Form 20-F
GROUPE DANONE
filed 2003-03-19
CIK 1048515

As filed with the Securities and Exchange Commission on March 19, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14734

GROUPE DANONE

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	7, rue de Téhéran 75008 Paris France (Address of principal executive offices)	France (Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one-fifth of one Ordinary Share, nominal value € 1.0 per share	New York Stock Exchange

Ordinary Shares, nominal value € 1.0 per share*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value € 1.0 per share: 137,335,122

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒    No    ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17    ☐    Item 18    ☒

i

PRESENTATION OF INFORMATION

In this annual report, the “Company” refers to Groupe Danone, and “Danone” or the “Group” refer to Groupe Danone and its consolidated subsidiaries. All references herein to “U.S. dollars”, “dollars”, “cents” or “$” are to the currency of the United States; references to “France” are to the Republic of France; references to “French francs” or “FF” are to the currency of France prior to the introduction of the euro; and references to “euro” or “€” are to the currency of the European Union.

The Company’s next general meeting of shareholders has been called for April 1, 2003. As provided under French law, the meeting is to be adjourned in the event of lack of the required quorum. The date set by the Company for the meeting in the likely event the first meeting is adjourned is April 11, 2003. Accordingly, in this annual report, the date indicated for the next general meeting of shareholders is April 11, 2003.

Unless the context requires otherwise, all references herein to “markets” for particular products, or to market share, refer to markets for packaged products and exclude products which may be otherwise marketed or sold. All references herein to “fresh dairy products” and the dairy products business or markets refer to processed dairy products and exclude milk, cream and butter. The market share and volume data contained in this annual report have been compiled by the Company based in part upon statistics and other information obtained from several third-party sources. In addition, the Company utilizes its own surveys of competitors’ sales and customers’ purchases and inventory levels. The main third-party sources of information are A.C. Nielsen, IRI and certain local market research companies specialized in specific markets. The Company has also commissioned studies on specific matters by Zenith and Euro Monitor Information Services. Unless indicated otherwise, information regarding market share and ranking is based on volumes of sales.

The Company maintains and publishes statistical information relating to its business in metric units, such as metric tons and thousands of liters. One metric ton equals 1,000 kilograms or 2,204 pounds, and one thousand liters equals approximately 264 gallons.

Various amounts and percentages in this annual report have been rounded and, accordingly, may not total 100%.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this annual report that are not historical facts, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information—Risk Factors”, “Item 4. Information on Groupe Danone”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, are statements of future expectations. Forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended) can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the risks of actual or alleged contamination or deterioration of food products;

•	changes in economic trends and seasonality;

•	changes in exchange rates, including particularly the exchange rate of the euro to non-euro zone currencies;

•	pricing and availability of raw materials;

•	increasing levels of competition in France and other international prepared food and beverage markets;

•	customers and market concentration;

•	changes in laws and regulations;

•	risks and uncertainties attendant to doing business in numerous countries which may be exposed to, or may have recently experienced, economic or governmental instability; and

•	general competitive and market factors on a global, regional and/or national basis.

Readers are urged to carefully review and consider the various disclosures made by the Company that attempt to advise interested parties of the factors affecting the Company’s business, including the disclosures made under the captions “Item 3. Key Information—Risk Factors”, “Item 4. Information on Groupe Danone” and “Item 5. Operating and Financial Review and Prospects” in this annual report, as well as the Company’s other periodic reports on Form 6-K submitted to the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any industry information of forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The Company publishes its consolidated financial statements in euro. However, the Company’s financial statements for 1998, 1999 and 2000 were originally prepared in French francs, and have been translated into euro for purposes of this document at the rate of FF 6.55957 = € 1.00, the applicable legal rate of conversion established on January 1, 1999. The euro did not exist prior to January 1, 1999, and the exchange rate used may not reflect the French franc/euro exchange rate that would have applied if the euro had existed at such times. Solely for the convenience of the reader, this annual report contains translations of certain euro and French franc amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or that the original amounts could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of euro into U.S. dollars have been made at the rate of $ 1.0485 per € 1.00, or € 0.95 per $ 1.00, the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2002. See “—Exchange Rate Information” below for information regarding the euro and French franc/U.S. dollar exchange rates from 1998 to the present.

Unless otherwise indicated, the financial information contained in this annual report has been prepared in accordance with French generally accepted accounting principles (“GAAP”), which differ in certain significant respects from U.S. GAAP. See Note 2 to the Company’s audited consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 (the “Consolidated Financial Statements”) included elsewhere in this annual report for a description of the principal differences between French GAAP and U.S. GAAP, as they relate to Group Danone and its consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and stockholders’ equity.

The tables below present selected consolidated financial data for the Group for the five-year period ended December 31, 2002. Such data have been extracted or derived from the consolidated financial statements of the Group, and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The Consolidated Financial Statements have been audited by PricewaterhouseCoopers, independent accountants, as indicated in their report thereon, dated February 13, 2003, which also appears in this annual report.

	Year ended December 31,
	1998	1999	2000	2001	2002	2002(1)
	(in millions, except per share data)
Consolidated Income Statement Data

Amounts in accordance with French GAAP:
Net sales	€12,935	€13,293	€14,287	€14,470	€13,555	$14,212
Cost of goods sold	(6,807)	(6,663)	(6,973)	(7,196)	(6,442)	(6,754)
Selling expenses	(3,650)	(3,964)	(4,453)	(4,331)	(4,170)	(4,372)
General and administrative expenses	(852)	(913)	(950)	(988)	(964)	(1,011)
Research and development expenses	(120)	(122)	(125)	(126)	(133)	(140)
Other expense and income(2)	(213)	(240)	(236)	(220)	(256)	(268)
Operating income(3)	1,293	1,391	1,550	1,609	1,590	1,667
Non-recurring items(3)	(44)	2	23	(757)	458	480
Interest expense, net	(146)	(131)	(193)	(180)	(110)	(115)
Provision for income taxes	(433)	(499)	(562)	(416)	(490)	(514)
Minority interests	(97)	(110)	(130)	(163)	(182)	(191)
Equity in net earnings of affiliated companies	25	29	33	39	17	18
Net income	598	682	721	132	1,283	1,345
Earnings per share (basic)(4)	4.24	4.88	5.13	0.95	9.73	10.20
Earnings per share (diluted)(4)	4.08	4.69	5.10	0.97	9.43	9.89
Earnings per ADS (diluted)(4)(5)	0.82	0.94	1.02	0.19	1.89	1.98
Dividends per share (including the avoir fiscal)	2.25	2.63	2.85	3.09	3.45	3.62
Dividends per ADS(4)(5) (including the avoir fiscal)	0.45	0.53	0.57	0.62	0.69	0.72

Approximate amounts in accordance with U.S. GAAP:
Net income	553	637	807	205	1,420	1,489
Earnings per share (basic)(4)	3.93	4.56	5.74	1.47	10.77	11.29
Earnings per share (diluted)(4)	3.79	4.39	5.71	1.48	10.43	10.94
Earnings per ADS (diluted)(4)(5)	0.76	0.88	1.14	0.30	2.09	2.19

Consolidated Balance Sheet Data

Amounts in accordance with French GAAP:
Marketable securities, cash and cash equivalents	€894	€951	€783	€1,109	€3,369	$3,532
Current assets	4,383	4,438	4,302	4,122	5,899	6,185
Total assets	15,042	15,015	17,233	17,095	15,490	16,241
Net debt(6)	2,873	3,119	4,401	4,827	2,269	2,379
Stockholders’ equity	6,514	6,146	7,189	5,947	5,087	5,334
Approximate amounts in accordance with U.S. GAAP(7):
Stockholders’ equity	6,057	5,788	7,041	5,554	4,836	5,071
Total assets	14,822	14,908	17,300	17,022	15,476	16,227

(See notes on following page)

	Year ended December 31,
	1998	1999	2000	2001	2002	2002(1)
	(in millions, except per share data)
Cash Flow Statement Data

Amounts in accordance with French GAAP:
Cash flow from operating activities	€1,358	€1,325	€1,422	€2,240	€1,641	$1,721
Capital expenditures	(711)	(703)	(798)	(737)	(603)	(632)
Investments in companies (net of divestitures)	(247)	351	(2,137)	(853)	2,915	3,056
Dividends paid	(253)	(350)	(366)	(393)	(404)	(424)
Share repurchases	(358)	(1,724)	(169)	(921)	(786)	(824)

Other Data
EBITDA(8)	1,995	2,149	2,307	2,386	2,311	2,423
Depreciation and amortization	702	758	757	777	721	756
Cost of goods sold as a percentage of net sales	52.6%	50.1%	48.8%	49.7%	47.5%	47.5%
Operating income as a percentage of net sales	10.0%	10.5%	10.8%	11.1%	11.7%	11.7%

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on December 31, 2002 of $ 1.0485 per € 1.00.
(2)	Other income and expense includes the amortization of goodwill which amounted to € 109 million, € 149 million, € 124 million, € 93 million and € 90 million in the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively.
(3)	Beginning in 1994, gains and losses on disposals of companies, restructuring costs and certain other exceptional items have been shown separately as non-recurring items. See Note 1.Q to the Consolidated Financial Statements. In 1998, the € 44 million non-recurring loss had a negative impact of € 22 million on net income after income taxes and minority interests. In 1999, the € 2 million non-recurring profit had a positive impact of € 12 million on net income after income taxes and minority interests. In 2000, the € 23 million non-recurring profit had a positive impact of € 1 million on net income after income taxes and minority interests. In 2001, the € 757 million non-recurring loss had a negative impact of € 648 million on net income after income taxes and minority interests. In 2002, the € 458 million non-recurring profit had a positive impact of € 455 million on net income after income taxes and minority interest. See Note 3 to the Consolidated Financial Statements.
(4)	Earnings and dividends per share have been adjusted following the June 2000 two-for-one stock split. Basic earnings per share is based on an average number of shares of 131,850,131, 139,362,077, 140,662,272, 139,877,348 and 141,078,170 as of December 31, 2002, 2001, 2000, 1999 and 1998, respectively. Diluted earnings per share and ADS are based on the average number of shares outstanding during the year assuming full conversion of all common stock equivalents and convertible bonds and taking into account the related reduction in interest charges, net of tax. Such average number of shares was 137,241,129, 142,697,380, 141,373,721, 148,990,002 and 157,115,154 for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively.
(5)	Data given per ADS reflects the ratio of one-fifth of one share per ADS. Earnings and dividends per ADS have been adjusted following the June 2000 two-for-one stock split.
(6)	Net debt is defined as long-term debt (including convertible bonds) plus short-term debt and bank overdrafts less marketable securities, cash and cash equivalents.
(7)	For a description of the reconciliation to U.S. GAAP, see Note 2 to the Consolidated Financial Statements.
(8)	Earnings before Interest, Taxes, Depreciation and Amortization where earnings are operating income excluding restructuring costs. The Group has included EBITDA because it is commonly requested and used by investors and analysts to provide a consistent measure to analyze and compare companies on the basis of operating performance. EBITDA should not be considered as an alternative to net income (determined in accordance with generally accepted accounting principles), as an indication of the Group’s financial performance or to cash flow from operating activities (determined in accordance with generally accepted accounting principles) or as a measure of the Group’s liquidity. Set forth below is a table reconciling EBITDA to operating income.

	Year ended December 31,
	1998	1999	2000	2001	2002	2002(1)
	(in millions)
Operating income	€1,293	€1,391	€1,550	€1,609	€1,590	$1,667
Depreciation and amortization	702	758	757	777	721	756
EBITDA	1,995	2,149	2,307	2,386	2,311	2,423

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on December 31, 2002 of $ 1.0485 per € 1.00.

Exchange Rate Information

Under the provisions of the Treaty on European Union signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as the EMU, was implemented on January 1, 1999, and a single European currency, known as the euro, was introduced. The following member states participate in the EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain and Greece. The legal exchange rate between French francs and euro was established on January 1, 1999 at FF 6.55957 = € 1.00.

Since January 1, 1999, the euro has been the lawful currency of the EMU states. New public debt is issued in euro and outstanding obligations denominated in national currencies have been converted at the legal rates established on January 1, 1999 (unless specific contracts provide for an alternative exchange rate). Euro banknotes and coins entered circulation on January 1, 2002. During a limited period of time (from January to February 17, 2002), the French franc subsisted as a non-decimal denomination of the newly introduced euro banknotes and coins. The French franc was completely withdrawn on February 18, 2002.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in French francs per $ 1.00 or U.S. dollars per € 1.00, as the case may be. These rates are provided solely for the convenience of the reader and are not the rates used by the Company in the preparation of its Consolidated Financial Statements included elsewhere in this annual report. For its general financial reporting, the Group uses the rate published by the Banque de France. No representation is made that French francs or euro could have been, or could be, converted into U.S. dollars at these rates or any other rate. January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for the French franc.

	French francs per $ 1.00				U.S. dollars per € 1.00
	Year/period end rate	Average rate(1)	High	Low	Year/period end rate	Average rate(1)	High	Low
Yearly amounts
1998	5.59	5.90	6.21	5.39	—	—	—	—
1999(2)	FF 6.51	FF 6.20	FF 6.54	FF 5.55	$1.01	$1.06	$1.18	$1.00
2000(2)	—	—	—	—	0.94	0.92	1.03	0.83
2001(2)	—	—	—	—	0.89	0.89	0.90	0.88
2002(2)	—	—	—	—	1.05	0.95	1.05	0.86
Monthly amounts
September 2002	—	—	—	—	0.99	0.98	1.00	0.97
October 2002	—	—	—	—	0.99	0.98	0.99	0.97
November 2002	—	—	—	—	0.99	1.00	1.01	0.99
December 2002	—	—	—	—	1.05	1.02	1.05	0.99
January 2003	—	—	—	—	1.07	1.06	1.09	1.04
February 2003	—	—	—	—	1.08	1.08	1.09	1.07
March 2003 (through March 17)	—	—	—	—	$1.11	$1.08	$1.11	$1.06

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.
(2)	January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for the French franc.

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of the shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividends received by holders of ADSs.

For a discussion of the impact of exchange rate fluctuations on Danone’s results of operations, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Impact of Changes in Exchange Rates”.

Risk Factors

In addition to the other information contained in this annual report, prospective investors should consider carefully the risks described below. The risks described below are not the only ones facing the Group. Additional risks not currently known to the Group or that the Group currently deems immaterial may also impair its business operations. The Group’s business, financial condition or results of operations could be materially adversely affected by any of these risks.

The actual or alleged contamination or deterioration of the Group’s products, or of similar products of other producers, could hurt the Group’s reputation and its operating results and financial condition

The Group’s business could be negatively affected by the actual or alleged contamination or deterioration of certain of its principal products, or of similar products sold by other producers. A substantial portion of the Group’s products, such as fresh dairy products, must be maintained within certain temperatures to retain their flavor and nutritional value and avoid contamination or deterioration. Depending on the specific type of food product, a risk of contamination or deterioration exists at each stage of the production cycle, including the purchase and delivery of food raw materials such as milk, the processing and packaging of food products, the stocking and delivery of finished products to distributors and food retailers, and the storage and shelving of finished products at the points of final sale. With respect to bottled water, the natural sources of Danone’s supply may be subject to pollution. In the event that certain of Danone’s products are found, or are alleged, to have suffered contamination or deterioration, whether or not while such products were under Danone’s control, the Group’s net sales, results of operations and financial condition could be materially adversely affected. In addition, reports or allegations of inadequate product quality control with respect to certain products of other food manufacturers could negatively impact sales of the Group’s products.

The Group’s sales may be affected by overall economic trends in its principal geographic markets

As a producer principally of consumer foods and beverages, Danone’s results of operations may be affected by the overall economic trends of its principal geographic markets. In periods of economic slowdown, like the current one, consumer purchase decisions may be affected by specific consumer behaviors, thus creating negative pressure on the sales volume of many of the Group’s products.

Seasonal consumption cycles and weather conditions may result in fluctuations in demand for some of the Group’s products and impact results of operations

Some of the Group’s product markets are affected by seasonal consumption cycles and weather conditions which can have a negative impact on the Group’s interim and annual results. In particular, bottled water and beverages experience peak demand during the summer months. As a result, the Group’s sales are generally higher during these months. Conversely, relatively cool summer temperatures may result in substantially reduced sales of bottled water and thus may have a material adverse effect on the Group’s results of operations.

Price increases and shortages of food and packaging raw materials could adversely affect the Group’s results of operations

The Group’s results of operations may be affected by the availability and pricing of raw materials, principally materials needed to produce Danone’s food and beverage products, including mainly milk, wheat, sugar and cocoa, and materials needed for packaging its products, including mainly PET and PVC plastics and light cardboard for cartons. Factors such as changes in the global or regional levels of supply and demand, weather conditions and government controls could substantially impact the price of food and packaging raw materials. A substantial increase in raw material prices (if not passed on to customers through price increases) or a continued interruption in supply could have a material adverse effect on the Group’s financial condition and results of operations.

Competition may lead to a reduction of the Group’s margins and a decline in profitability

The markets for each of Danone’s main business lines are highly competitive markets on which large international groups and numerous local actors are present. In Western Europe, the markets served by Danone tend to be relatively mature and competition for market share is therefore particularly intense. With respect to the Group’s activities outside Western Europe, certain international food and beverage groups also have important positions in certain product lines and in certain emerging markets and seek to expand such positions or enter new markets. In addition, as a result of the development of private labels by major retail and grocery chains, certain of Danone’s customers also offer their own competing products, which could pose a commercial conflict between Danone’s customers as such and as direct competitors. Failure to remain competitive would have a material adverse affect on the Group’s operating results and financial condition. As a result, the Group must continually strive to strengthen the selling power and premium image of its brand names, differentiate its products and improve the efficiency and management of its operations in order to maintain or increase its profit margins.

The Group’s strategy relies significantly on acquisitions, which involve risks

The Group’s strategy is to be a leading brand in each of the markets in which it operates. This strategy involves the pursuit of growth opportunities through acquisitions and alliances. The Group’s business may be harmed if it is unsuccessful in the integration process or fails to achieve the synergies and savings it expects from these acquisitions.

The Group’s dependence on key customers and increased market concentration could negatively affect the Group’s ability to achieve its targeted margins and reduce its competitiveness

While the final consumers of Danone products are individual retail customers, Danone sells its products principally to major retail and grocery chains. The distribution market has become increasingly concentrated, and in many of the Group’s markets, the Group’s top three customers in such markets have more than 50% of the market share. In 2002, the Group’s ten largest customers worldwide accounted in the aggregate for approximately 35% of the Group’s consolidated net sales. Five of those customers are French companies and the Group’s largest client, Carrefour, represents more than 10% of the Group’s consolidated net sales. Any increase in the Group’s dependence on key customers or market concentration generally could negatively affect the margins and competitiveness of the Group.

Changes in governmental regulations could harm the Group’s business

As a producer of consumer foods and beverages, the Group’s activities are subject to extensive regulation by national authorities and international organizations, including regulation with respect to hygiene, quality control, beverages or packaging and tax laws. The Group’s activities may also be subject to all kinds of barriers or sanctions set up by countries in order to restrain the international trade of products. The Group’s activities could be adversely affected by significant changes in such regulation.

The activities of the Group are also subject to increasingly restrictive regulation with regard to the release or discharge of substances or waste into the environment, the protection of the environment and the protection of health and human safety. The introduction of higher standards or more stringent regulations could necessitate investment and result in substantial costs for the Group.

Instability in markets where the Group operates could harm its business

The Group’s operations are subject to the risks and uncertainties attendant to doing business in numerous countries which may be exposed to, or may have recently experienced, economic or governmental instability, particularly in China, Latin America, certain regions of Asia and the Middle East. Also, a number of countries in which the Group’s operations are conducted have less developed and less stable legal environments, maintain controls on the repatriation of profits and invested capital, impose taxes and other payments and put in place restrictions on the activities of multinational companies. Management believes that it has taken and continues to take appropriate measures to minimize the risks arising from the Group’s international operations. However, there can be no assurance that the financial results of the Group could not be materially affected by a downturn in the economic conditions or growing instability in any of these countries or by any regional crisis.

The Group may not be able to adequately protect its intellectual property rights

Given the importance of brand recognition to its business, the Group has invested considerable effort in protecting its portfolio of intellectual property rights, including trademark registration such as, for example, the trademarks Danone, Evian, and LU. The Group also uses security measures to protect its patents, licenses and its proprietary formula. However, the Group cannot be certain that the steps it has taken will be sufficient to protect its intellectual property rights adequately or that third parties will not infringe upon or misappropriate its proprietary rights. Moreover, some of the countries in which the Group operates offer less protection for intellectual property rights than Europe or North America. If the Group is unable to protect its proprietary rights against infringement or misappropriation, its future financial results and its ability to develop its business could be harmed.

The Group’s results of operations and financial condition could be harmed by changes in exchange rates

The Group publishes its consolidated financial statements in euro. In addition, in 2002, approximately 54% of the Group’s consolidated net sales and approximately 64% of its operating income were generated by subsidiaries in the euro zone. However, a substantial portion of the Group’s assets, liabilities, sales, costs and earnings are denominated in currencies other than the euro, particularly in U.S. dollars, as well as in other currencies influenced by the U.S. dollar, British pounds, Chinese yuan or Polish zloty. As a result, the Group is exposed to fluctuations in the values of such currencies against the euro with respect to the translation into euro of amounts to be reflected in its consolidated financial statements. These currency fluctuations, especially with respect to these principal non-euro currencies, can have a significant impact on the Group’s results of operations. In particular, the appreciation of the euro relative to other currencies decreases the euro value of the contribution to the Group’s consolidated results and financial condition of subsidiaries which maintain their financial accounts in such other currencies. In addition, to the extent the Group incurs expenses and effects sales in different currencies in cross-border transactions, fluctuations in exchange rates can also affect the profitability of such transactions. As a result of the Group’s international strategy, the contribution by international activities to net sales, operating results and margins is expected to increase over time.

The Group’s results of operations and financial condition could be harmed by a failure of its information systems

The Group is increasingly dependent upon information technology network systems to obtain the numerical data which it uses as a basis for its operating management decisions. Any failure of these applications or communications networks may delay or taint certain decisions and result in financial losses.

Labor disputes may cause work stoppages, strikes and disruptions

The Group has in the past implemented and intends in the future to implement restructuring measures, including plant closings and headcount reductions, in order to lower production costs, improve efficiency of its facilities, exploit synergies and cope with the demands of a changing market. Restructurings could harm its employee relations and result in labor disputes, including work stoppages, strikes and disruptions, which in turn could have an adverse impact on the Group’s business or financial results.

Item 4.    Information on Groupe Danone

History and Development

Groupe Danone is a société anonyme, a form of limited liability company, organized under the laws of the Republic of France. It was incorporated on February 2, 1899. Under Groupe Danone’s statuts, revised in 1941, the Company’s existence was limited to 141 years, i.e., until December 13, 2040, except in the event of earlier dissolution or extension. Its principal office is located at 7, rue Téhéran, 75008 Paris, France, and its telephone number is +(33-1) 44.35.20.20. The Company’s agent in the United States is The Dannon Company Inc., located at 120 White Plains Road, Tarrytown, New York, 10591-5536, USA.

The Company is registered with the Register of Commerce and Companies of Paris (Registre du Commerce et des Sociétés de Paris) under number 552 032 534.

The Company’s origins date back to 1966 when the French glass manufacturers, Glaces de Boussois and Verrerie Souchon Neuvesel, merged to form Boussois Souchon Neuvesel, or BSN. In 1967, BSN had sales of flat glass and glass containers of approximately € 150 million. In 1970, BSN began a program of diversification in the food industry and successively purchased Brasseries Kronenbourg, La Société Européenne de Brasserie and La Société des Eaux Minérales d’Evian, which at the time were major customers of BSN for glass containers. As a result of these acquisitions, BSN became France’s market leader in beer and bottled water, as well as infant food, which was at that time one of Evian’s product lines. In 1973, BSN merged with Gervais Danone, a French food group with significant sales in dairy products and pasta, thereby becoming France’s largest food and beverage group with consolidated sales in 1973 of approximately € 1.4 billion, of which 52% consisted of food and beverage sales.

Throughout the remainder of the 1970s and the 1980s, BSN focused on expansion in the food and beverage industry, primarily in Western Europe, after disposing of its flat glass business. This expansion included the acquisition of major breweries in Belgium, Spain and Italy; The Dannon Company, the leader in yogurt production in the United States; Générale Biscuit, a French holding company which owned LU and other major producers of biscuits in Europe; the biscuit subsidiaries of Nabisco, Inc. in France, Italy, the United Kingdom and Asia; and Galbani, Italy’s leading cheesemaker. As a result, with consolidated sales of € 7.4 billion in 1989, BSN became Europe’s third largest diversified food group, ranking first in France, Italy and Spain.

Beginning in the early 1990s, BSN pursued a strategy of consolidating its main business lines, developing synergies in Western Europe and expanding into growing markets. Moreover, BSN paved the way for a strategy of development outside of Western Europe. As a result, BSN increased the scope of its operations and strengthened its portfolio of brands through a number of significant acquisitions and joint ventures. Within Western Europe, BSN acquired Volvic in France to strengthen its position in the bottled water sector. Outside Western Europe, BSN pursued an active acquisition strategy to expand internationally in Asia-Pacific, Latin America and Eastern Europe, and in selected markets like South Africa and the Middle East.

In 1994, BSN changed its name to Groupe Danone, adopting the name of the Group’s best known international brand, with a view to consolidate its position as an international food and beverage group and to reinforce the marketing strength of the Danone brand name.

In 1997, the Company’s management decided to focus on three core activities on a worldwide basis (fresh dairy products, beverages, and biscuits and cereal products). The Group has since completed several significant divestitures in grocery, pasta, ready-to-serve meals and confectionery activities, mainly in France, Belgium, Italy, Germany and Spain. In 1999, the Group sold 56% of the capital of the holding company of its glass containers business and in 2000, the Group sold most of its European beer activities to different companies in the industry, including Scottish & Newcastle. In 2002, the Group sold Kro Beer Brands, owner of the brands Kronenbourg and 1664, among others; its Italian cheese and meat activities (Galbani); as well as its beer producing activities in

China. See “Item 10. Additional Information—Material Contracts”. These divestitures since 1997 represented net sales of approximately € 5.3 billion in the aggregate. This strategy enabled Danone to concentrate its financial and human resources on product lines with strong commercial potential for which the Group holds a leading position in the world and to pursue its expansion outside Western Europe, through internal growth and strategic acquisitions, which in the aggregate represented consolidated net sales of approximately € 1.7 billion since 1997.

Since 1998, the Group has been organized around three core activities which together represented nearly 97% of the Group’s consolidated net sales at December 31, 2002:

•	fresh dairy products, including yogurts, dairy desserts and infant foods, representing approximately 46% of the Group’s net sales;

•	beverages, including primarily packaged water (following the sale of European beer activities) representing approximately 27% of the Group’s net sales; and

•	biscuits and cereal products, representing approximately 24% of the Group’s net sales.

Key Events in 2002

Following the first half of 2002, which was negatively affected by the difficulties faced in certain local markets (mainly for Robust in China and in the bottled water activities in the United States), the Group’s internal growth increased significantly in the second half of 2002, reaching 6% over the course of the year on a comparable basis (after eliminating changes in the scope of consolidation and currency exchange rates). Operating margin, which increased for the eighth consecutive year by nearly 61 basis points, reached 11.7%. The growth of the beverage business line came back to 8% on a comparable basis during the second half of 2002 to reach a level similar to that reached in previous years. Fresh dairy products confirmed during 2002 its role as the Group’s leading growth segment with a strong increase of its revenues, reaching 9.4% on a comparable basis, which includes an increase of 10.1% in the yogurt and similar products product line. Asia confirmed its position as the Group’s leading emerging market with approximately 15% of the Group’s total revenue. During 2002, Asia achieved a high internal growth of nearly 10% and a significant improvement of its operational margins, which now exceeds the Group average.

Following the competitive developments of the bottled water market in the United States, the Group announced two strategic agreements with The Coca-Cola Company to bring a new perspective to the development of the Group’s brands and to provide the Group with access to the powerful distribution network of The Coca-Cola Company, the leader of the non-alcoholic beverage market in the United States. Since July 1, 2002, the distribution of the brand Evian in North America has been carried out by The Coca-Cola Company, and the Group entered into a partnership with The Coca-Cola Company for the production, marketing and distribution of its brands of bottled water in the United States, particularly Dannon and Sparkletts. Following this agreement, which came into effect on July 1, 2002, the Group contributed five production sites and certain brands (either directly or through a licensing agreement) to a jointly held company, in which The Coca-Cola Company has a majority interest of 51%. As of July 1, 2002, these activities were accounted for under the equity method.

In order to consolidate its international presence, the Group maintained its international growth strategy by increasing its control of companies in which it does not own 100%, by reinforcing its current market position to achieve leadership positions locally and by expanding into other countries to develop the Group’s core business lines.

In fresh dairy products, the Group significantly strengthened its position in the United Kingdom through the acquisition from Uniq Plc of the brand Shape, the second leading brand in the low-fat fresh dairy products segment. This transaction enabled the Group to become the third leading company in the market in the United Kingdom for fresh dairy products and accelerate its focused growth strategy in the health food market.

In the water segment, the Group increased its holding of Zywiec Zdroj, the leader of bottled water in Poland, the largest market in Central Europe, from 50% to 88%, consolidating its presence in this country following the creation, in 2000, of a joint venture with San Benedetto (Polska Woda). With the acquisition of Frucor at the beginning of 2002, the Group entered into the beverages market in New Zealand and Australia. The Group is the leader in the Asia-Pacific market for energy drinks with the brand “V”, and has a leadership position in the market for bottled water and fruit juices in New Zealand (in particular with the brand Mizone).

During the fourth quarter of 2002, the Group consolidated its worldwide leadership in the Home and Office Delivery water market (“HOD”) through various acquisitions in this segment: (i) Patrimoine des Eaux du Quebec, a leader of the Quebecois market; (ii) Chateaud’eau International, a leader on the French market and a significant player in a rapidly developing European market; and (iii) Sparkling Spring Water Holdings, a player in North America and Europe (completed early in 2003).

Among the key events in 2002, the Company was affected by (i) the sale of Kro Beer Brands, which owns the brand names Kronenbourg and 1664, to Scottish & Newcastle, under the framework agreement signed on May 18, 2000, (ii) the reorganization of the Group’s bottled water business in North America, through agreements with The Coca-Cola Company, and (iii) the effects of the monetary crisis in Argentina, which has considerably reduced the interests of the Group in that country both in terms of total assets and equity invested as well as revenues. See Note 3 to the Consolidated Financial Statements.

For a description of Danone’s principal capital expenditures and divestitures, including investments in other companies in 2002 and in the two preceding financial years, see “Item 5. Operating and Financial Review and Prospects—Overview—Acquisitions and Investments”.

Business Overview

Danone is one of the world’s leading food companies, with worldwide sales and operating income of approximately € 13.6 billion and € 1.6 billion, respectively, in 2002. Danone is the world’s leading producer of fresh dairy products and packaged water, and the second largest producer of biscuits and cereal products. Danone’s portfolio of brands and products includes national and international market leaders such as Danone (Dannon in the United States), the world’s leading brand of fresh dairy products; Evian, the world’s leading brand of bottled still water; Volvic, the Group’s other major international brand of bottled still water; LU, Europe’s leading biscuits brand and a strong presence in the rest of the world; Wahaha, the leading Chinese brand of bottled water; and Aqua, the leading brand of packaged water in Indonesia. In addition, the Group also produces sauces (internationally known brands such as HP Foods, Lea & Perrins and Amoy) and infant food in France (Blédina). Overall, approximately 70% of world sales were realized through leading positions in local markets.

The Group’s strategy relies upon (i) a concentration on three categories of products which have substantial elements of health and well-being, (ii) strong and grouped brand names, kept dynamic by sustained advertising campaigns, (iii) a balanced geographical distribution between developed countries and emerging countries and (iv) an ambitious strategy of innovation supported by an ever-growing knowledge of consumer expectations.

The Group’s strategy of international expansion, through both internal and external growth, has led to a significant increase in net sales outside Western Europe. These sales represent 41% of total net sales in 2002 compared to less than 15% in 1995.

The brand name Danone (Dannon in the United States) currently represents almost 40% of the Group’s sales and experienced internal growth of more than 9% in 2002. In addition to fresh dairy products, the brand has been extended to certain other products, such as bottled water in the United States and certain European countries as well as biscuits in Asia. Four of the Group’s brands (Danone, LU, Evian and Wahaha) represent almost 60% of the Group’s net sales.

The continued internal growth of the Group in recent years is based upon the Group’s ability to sell quality products satisfying demands of local markets by (i) improving the products sold by recently acquired companies, (ii) introducing products available to large numbers of consumers in emerging countries to develop mass consumption of packaged food products thereby creating demand for the Group’s brands for the future, and (iii) taking advantage of the Group’s marketing know-how to sell value-added products already distributed in other countries, to accompany the increase in purchasing power and consumer trends. The Group believes that demographic trends and economic developments in Asia and Latin America will lead in the medium term, despite possible economic difficulties linked to the present economic climate, to significant market expansion. The progressive improvement in the purchasing power of local populations, together with the development of a middle class, is expected to increase demand for bottled beverages and brand name food products.

Danone’s main product for export is bottled water, mainly under the brand names Evian and Volvic. Evian was exported to more than 120 countries in 2002 and has strong market shares in the United States, Canada, the United Kingdom and Germany. Volvic is the leading still mineral water in Germany, a particularly dynamic market, and the leading imported water in Japan.

Business Strategy

The Group principally operates in three markets: (i) fresh dairy products, (ii) beverages and (iii) biscuits and cereal products. It is a market leader with a strong international presence in health/well-being, and a strong positioning that is supported by the Group’s prestigious brands.

Management believes that the Group’s business lines, whose growth rate in the past few years has exceeded the international average of the food and beverage industry, have a strong potential for development due to significant regional disparities in consumption habits, a worldwide dynamic trend for health-oriented products, and the development of a middle class in several emerging countries.

The Group will continue to follow a strategy whereby its three business lines will grow profitably, as a model of development to guarantee the Group’s values and specificity.

Danone believes that it can sustain an internal growth rate of 5% to 7% by (i) having a portfolio of activities concentrated on dynamic health-oriented products, (ii) substantially advertising and promoting a few chosen major brands, (iii) having a significant presence in emerging countries, (iv) occupying leading positions internationally in each business line built on strong leading positions in local markets and (v) offering promising innovations based on satisfaction of consumers.

Internal sales growth is expected to continue to be a leading force for improving the Group’s economic performances, due to the continuing leadership of products generating a favorable mix effect and the achievement by the Group of a critical size in several emerging markets. Concurrently, the Group will continue to promote numerous initiatives aimed at increasing its global efficiency and transversality (a global procurement program and optimization of the “supply chain” in each of the Group’s business lines, growing utilization of CPGmarket.com (platform of on-line purchasing) by each of the subsidiaries of the Group in Europe and the rest of the world), increased use of industrial capacities, an establishment of shared services for the human resources and finance functions, and the deployment of the SAP integrated management system started in 2002 in connection with project Themis. In an international recessionary climate and in the absence of a significant crisis, Danone expects that its consolidated net margin should continue to improve by 20 to 40 basis points per year.

The Group will continue its acquisition policy to consolidate current positions with the goal of holding a solid leading local market position in each of its business lines. With a significant free cash flow, defined as cash remaining from operating activities after capital expenditures, and a level of net debt representing 39% of stockholders’ equity at December 31, 2002, the Group can mobilize the necessary resources for its development.

Products and Markets

The tables below show, for each of the years 2000, 2001 and 2002, consolidated net sales and operating income by principal geographic areas and business lines.

Geographic Areas

	Year ended December 31,(1)
	2000		2001		2002
	(€ millions, except percentages)
Net Sales
France(2)	4,298	28.5%	4,022	23.3%	4,202	26.0%
European Union (excluding France)(3)	5,273	35.0%	5,137	34.0%	4,610	32.6%
Rest of the World(4)	5,512	36.5%	6,192	42.7%	5,635	41.4%
Intra-group sales(5)	(796)	—	(881)	—	(892)	—

Total	14,287	100.0%	14,470	100.0%	13,555	100.0%

Operating Income
France(2)	526	33.8%	462	28.9%	494	30.1%
European Union (excluding France)(3)	541	34.8%	584	36.6%	599	36.4%
Rest of the World(4)	489	31.4%	552	34.5%	551	33.5%
Unallocated income (expense)(6)	(6)	—	11	—	(54)	—

Total	1,550	100.0%	1,609	100.0%	1,590	100.0%

(1)	Certain financial and statistical information in this annual report have been rounded to the next higher or lower number. As a result, various amounts and percentages may not total.
(2)	Net sales or operating income of the Group’s French subsidiaries after elimination of sales among French companies, but before elimination of intra-region sales (see note 5 below).
(3)	Net sales or operating income of the Group’s European Union (excluding France) subsidiaries after elimination of sales among companies in the European Union, but before elimination of inter-region sales (see note 5 below).
(4)	Net sales or operating income of the Group’s subsidiaries outside the European Union, after elimination of sales among companies outside the European Union, but without elimination of inter-region sales (see note 5 below).
(5)	Intra-group sales include sales between subsidiaries of different geographic areas (mainly sales of export products, principally mineral water, by the Group’s European Union subsidiaries to distribution subsidiaries located outside this region).
(6)	Unallocated income (expense) represents the balance of Group income (expenses) that have not been allocated to any specific operating division.

Business Lines

	Year ended December 31,
	2000		2001		2002
	(€ millions, except percentages)
Net Sales(1)
Fresh dairy products(2)	6,530	45.7%	6,945	47.9%	6,295	46.4%
Beverages(3)	4,141	28.9%	3,796	26.2%	3,691	27.2%
Biscuits and cereal products	3,255	22.8%	3,371	23.3%	3,232	23.8%
Other food businesses	378	2.6%	375	2.6%	356	2.6%
Inta-group sales	(17)	—	(17)	—	(19)	—

Total	14,287	100.0%	14,470	100.0%	13,555	100.0%

Operating Income(1)
Fresh dairy products(2)	712	45.8%	790	49.4%	802	48.8%
Beverages(3)	513	33.0%	432	27.0%	464	28.2%
Biscuits and cereal products	282	18.1%	316	19.8%	317	19.3%
Other food businesses	49	3.1%	60	3.8%	61	3.7%
Unallocated income (expenses)	(6)	—	11	—	(54)	—

Total	1,550	100.0%	1,609	100.0%	1,590	100.0%

(1)	Net sales, or operating income of Danone’s subsidiaries after elimination of sales among companies within the same division, but before elimination of intra-group sales. Intra-group sales consist of sales of products between companies that are in different divisions.
(2)	In 2002, Danone’s Italian cheese and meat businesses, now sold, were consolidated for the first four months of the year.
(3)	In 2000, the beer activities, which were subsequently sold, in France and Belgium were consolidated only for the first six months of the year; the beer activities in Spain, which were subsequently sold, were consolidated for all twelve months of the year. In 2002, the bottled water activities, which were subsequently sold, in the United States were only consolidated during the first six months of the year.

Fresh Dairy Products

With net sales of fresh dairy products in 2002 of approximately € 6.3 billion, representing approximately 3.2 million tons, Danone is the leading producer of fresh dairy products worldwide, with nearly 18% of the world’s market share and an average market share of greater than 25% in each of its 10 most significant markets, which is three times more than its closest competitor. Danone’s principal products in this business line are yogurts and similar products which, together, accounted for over 90% of Danone’s total net sales of fresh dairy products in 2002, with the remaining 10% represented by infant food sold principally in France under the Blédina brand and from the sales of Galbani cheese and cured meat (consolidated during the first four months of 2002).

Principal Markets and Brand Names.    Sales in France accounted for 27% of net sales of fresh dairy products, sales in the rest of the European Union accounted for 40% and sales in the rest of the world accounted for 33%. Danone’s principal markets for fresh dairy products in Western Europe are France, Spain, Germany, the Benelux countries and Italy which, together, accounted for 61% of Danone’s sales of fresh dairy products in 2002. In the rest of the world, the Group’s principal markets are the United States, Mexico, Brazil and Poland.

In France, Danone is the market leader for fresh dairy products with over one-third of the total market. Danone markets yogurts and similar products and other fresh dairy products principally under the Danone brand name. The Group is also the market leader in France for infant food with its brand Blédina.

In Spain, Danone has a 55.96% interest in Danone S.A., Spain’s leading producer of fresh dairy products with a share of the Spanish market of approximately 50%. Danone is also the leading producer of yogurt in Italy, with a market share of more than 25%.

In Germany, Danone is an important player in a very fragmented market.

Danone also markets its products in Belgium and Portugal where it holds the leading position through locally established production subsidiaries and in The Netherlands, Denmark, the United Kingdom, Austria, Switzerland, Finland and Sweden through marketing subsidiaries and franchises that sell Danone’s product lines.

In Greece, Danone also has a 30% ownership interest in the company Delta Dairy which specializes in fresh dairy products.

With the acquisition from Uniq Plc of the brand Shape in August 2002, the second-leading brand of low-fat fresh dairy products in the United Kingdom, the Group expects that Shape will allow Danone to double its net sales on a full-year basis in the United Kingdom and that Danone will become the third largest player in the fresh dairy product market in the United Kingdom.

In Eastern Europe, Danone is the leading producer of fresh dairy products in Poland, Hungary, the Czech Republic, Slovakia, Bulgaria and Romania. In each of these countries, the Danone brand name has one of the highest levels of brand awareness in the market. In addition, the Group is a key player with an industrial presence in Russia and has a marketing presence in the Ukraine, Croatia and the Baltic countries.

Danone is the leading producer of fresh dairy products, in terms of both net sales and volumes in Latin America, and the second leading producer in North America. Danone is in a leading market position in Brazil, Mexico, Argentina and Canada, and is number two in the United States.

In Asia Pacific, Danone is present in China and in other countries such as Australia and Japan through licenses, joint ventures or partnerships. Through its association with Shanghai Bright Dairy in China, Danone is pursuing the establishment of the Danone brand in a still relatively small market.

Danone also has minority interests in major producers of fresh dairy products in Morocco, Algeria, Tunisia, Saudi Arabia and Israel. In South Africa, Danone has a majority interest in Danone Clover and a 26.15% minority interest in Clover SA.

New Products.    Danone is continuously involved in the introduction of new products and lines while trying to develop, as quickly and widely as possible, a worldwide market for high-potential products. At the same time, Danone is continuously reviewing or relaunching some of its key existing products to meet consumers’ expectations, in terms of recipes, formats or packaging.

In 1995, Danone introduced Actimel, an organic dairy product, which is now sold in more than 20 countries and continues to enjoy very strong growth in sales. In 2002, net sales of Actimel increased by 35%, reaching close to € 480 million. The successful launch of this product in Argentina, Poland, Mexico and Russia confirms the potential of this type of product in emerging countries.

In 2002, the low-fat product line Taillefine/Vitalinea and health-oriented line Bio/Activia recorded a growth rate of more than 15% in each of their sales, respectively.

The youth market products Petit Gervais aux Fruits confirmed their success, in particular with the launch of the drinkable versions in Russia and Brazil.

In the United States, La Crème, a creamy and low-fat dairy dessert, has confirmed its success, demonstrating the evolution in local tastes. This trend should enable the Group to introduce to the dynamic, yet still small, U.S. dairy market, products developed in other regions of the world.

Market Trends.    Overall, the market for dairy products worldwide has grown relatively steadily over the past several years. This market has grown continually in Western Europe, driven by the innovative and dynamic nature of health-orientated products. In the United States, the market increased over the past few years, making it one of the most dynamic in the food industry in the United States. Emerging markets have generally enjoyed favorable conditions that have at times been affected by economic difficulties. Management believes that the introduction of new products, particularly health-oriented products, desserts, drinkable yogurts and infant foods, will allow Danone to continue to improve its market position. In addition, management believes that premiums often associated with innovative products will help raise the total value of the market for fresh dairy products.

Danone expects to see continued growth in demand for infant food in France, driven by trends toward increased consumption of convenience foods under the influence of new lifestyles and the success of new and innovative product lines that combine practicality and nutritional quality.

Beverages

Danone’s beverage activities comprise packaged water and other non-alcoholic beverages. In 2002, net sales of beverages were € 3.7 billion, of which 18% are accounted for by sales in France, 21% by sales in the rest of the European Union and 61% by sales in the rest of the world.

With 15.5 billion liters of packaged water sold in 2002 and a market share of 12%, Danone is the leading producer of packaged water in the world based on volume. Danone produces three of the five leading brands of bottled water in the world: Evian, Wahaha (China) and Volvic; and Aqua, the leading brand of packaged water in Indonesia. Danone is also the second leading producer of packaged water in Europe, and the leading producer of packaged water in Asia Pacific and Latin America.

Principal Markets and Brand Names.    The Group maintains strong market shares in Western Europe, where there is a long tradition of consumption of still and sparkling bottled water. Danone’s principal market for bottled water is France, where Danone has approximately 22% of the national market in terms of volume, mainly through its Evian, Volvic, Badoit, Salvetat and Arvie brands. Danone is also the leading supplier of bottled water in Spain, with approximately 21% of the Spanish market through its Lanjarón, Font Vella and Fonter brands. In Italy, Danone is a major supplier of bottled water, through its Italaquae S.p.A. subsidiary, which markets the Ferrarelle (sparkling water) and Boario (still and sparkling water) brands. In Germany and the United Kingdom, two markets experiencing rapid growth of the still water sector, the group has a leadership position with its Evian and Volvic brands.

In Eastern Europe, Danone is the market leader in Poland, the largest market in the region, with the Group’s subsidiary Zywiec Zdroj, acquired in 2001, and the joint venture, Polska Woda, entered into in 2000 with the Italian group San Benedetto.

In North Africa and the Near and Middle East, Danone owns a 50% interest in a significant producer of bottled water in Turkey and acquired in 2001, in collaboration with the Moroccan conglomerate ONA, a 30% interest in Sotherma, a leader in the bottled water market in Morocco.

In the United States, the Group has a significant presence in the HOD market, especially from its Sparkletts, Alhambra and, beginning in 2003, Sparkling Springs brand products. In addition, Danone is a leader in the bottled water market through its premium brand Evian which is now marketed by The Coca-Cola Company. Danone is active in the United States domestic market for water mainly through the Sparkletts and Dannon brands, through the partnership created in 2002 with The Coca-Cola Company pursuant to which Danone transferred 51% of its domestic bottled water activities in the United States to The Coca-Cola Company.

The Group is the market leader in Canada, with approximately 30% of the Canadian market of packaged water under its Crystal Springs, Labrador, Naya and Evian brand names. This position will be reinforced in 2003 by the acquisition of the company Sparkling Springs Water Holdings. In October 2002, the Group acquired the Quebecois company Patrimoines des Eaux, the third-leading producer of HOD water in the Canadian market and the leader in the city of Quebec.

In Latin America, Danone is the market leader in packaged water. In Mexico, the Group is the market leader in terms of value, where it owns 100% of Bonafont, the leading Mexican producer of bottled water and 50% of Pureza Aga, number two in the Mexican home delivery market. Based on size, the Mexican bottled water market is one of the largest markets worldwide and the largest emerging market. The Group also has a leading position in bottled water in Argentina with brands such as Villa del Sur and Villavicencio and is the market leader in water in Uruguay.

In Asia, Danone has a leading position in packaged water with a market share of approximately 24%. In China, the Group is the market leader with more than 50% of the packaged water market, selling 2.8 billion liters in 2002 primarily under the Wahaha and Robust brands. The Group is also the market leader of dairy drinks in this country.

In Indonesia, the Group holds a 74% interest in Aqua. Aqua has a leading position in the country with more than 50% of the market. A significant part of its revenue is achieved in large containers. In 2002, the brand name Aqua had the leading position worldwide for water with 3.3 billion liters of water sold.

In Japan, during September 2002, the Group entered an agreement with Kirin Beverage Corp., one of the leaders in the Japanese beverage market, and Mitsubishi Corp., with the aim of accelerating growth of the Volvic brand in Japan and participating in the growth of the domestic segment of the market. The Group is already leader in value of the bottled water market in Japan and has a dominant position in the “premium” segment with its imported water brands Volvic and Evian.

New products.    Once again, innovations contributed significantly to growth, and the Group confirmed its ability to respond to the development of trends in consumption.

The flavored water segment, where sales were particularly strong, acquired new product types and brands. The Group launched new flavored waters, Volvic Fruits, destined for the youth market. The Taillefine product line was also expanded with two new types of flavored water available in one liter bottles, enabling the combination of health, pleasure and practicality. Danone Activ’ Aro was also launched on the Belgian and English markets.

New packaging formats were introduced in several countries. The launch of a five-liter format branded under Lanjaron, the second-leading national brand in Spain, will take advantage of the developing segment of large containers (garafas), which, with growth of 10% in 2002, accounts for over 40% of the Spanish market for still water. The successful launch of the two-liter carafe Montdore, the SMDA (Source du Mont Doreen Auvergne), targets families looking for a product that is both practical and aesthetic. Evian Nomade, launched in Japan during the summer, contributed strongly to the continuing growth of the brand in Japan during 2002.

Market Trends—Packaged Water.    Packaged water is one of the most dynamic segments of the world’s food market due to consumption trends favoring safety and/or health components of food consumption. Despite already relatively high levels of per capita consumption, the European market, the largest in the world, continues to experience steady growth. Outside Western Europe, the global trend in consumption of bottled water has shown a regular progression. Certain countries, including the United States, China and Indonesia, are experiencing significant growth.

Biscuits and Cereal Products

With net sales in 2002 of approximately € 3.2 billion, representing 1.2 million metric tons, Danone is the world’s second-leading producer of biscuits and cereal products. Danone’s biscuit products include cookies, which represent more than half of biscuit and cereal products net sales, as well as savory snacks, crispbreads and crackers, and packaged cakes.

Principal Markets and Brand Names.    Sales in France account for 36% of biscuit and cereal products net sales, 30% in the rest of the European Union and 34% in the rest of the world.

Danone’s main product lines are marketed under the LU brand name, which accounts for 40% of its net sales and which has a dominant position in the Western Europe. The Danone brand name is used in Asia, China and Indonesia. The Group also has various local brands worldwide resulting from the many external growth operations carried out by the Group in recent years. In an attempt to harmonize and benefit from these assets, in 2001, the Group implemented a strategy for the progressive transfer to the LU brand name of some of its international activities, including the re-branding of products in Brazil, Denmark, Norway, Sweden and Finland in 2001 and 2002.

In Western Europe, Danone is the market leader and has a strong leading position in France, the Benelux countries, Greece and the Nordic countries, following the purchase of United Biscuits’ activities there. In the United Kingdom, where the Group sells its products under the brand name Jacob’s, management has decided to refocus its portfolio to concentrate on the crackers market where it has a leading position, and has reinforced this strategy by the purchase of United Biscuits’ brand names in the segment. In Italy, the Group is, with Saiwa, number two in the market and has benefited in the savory snacks segment from the purchase of Fonzies from United Biscuits.

In Eastern Europe, Danone is clearly the market leader with a strong position in Russia, the Czech Republic, Slovakia, Hungary and Poland. In 2001, Danone strongly reinforced its presence in Poland and Hungary through its acquisition of United Biscuits’ local operations.

In Latin America, Danone is the largest biscuit and cereal product producer with a presence in Brazil, Argentina and Colombia. The Brazilian biscuit market is the fourth largest in the world based on volume, and the largest market in Latin America. Danone, present with the LU brand, is the second-leading producer in the country. In Argentina, despite particularly difficult economic conditions, Bagley remained the leading biscuit and cereal product brand.

In the Asia Pacific region, Danone is the market leader for biscuits and cereal products. Danone has very strong positions in China and India, two of the top three largest biscuit and cereal product markets in the world in terms of volumes consumed. In the biscuits and cereal products segment, Danone is the leading brand in China and Britannia is the leading brand in India. Danone is also the leading producer of biscuits and cereal products in New Zealand, with approximately 40% of the market. In Malaysia, Danone is an important player and has reinforced its position by acquiring United Biscuits’ operations there in 2001. In Indonesia, the Group continues to reinforce its growth in the biscuit market under the Danone brand name.

New Products.    Danone’s strategy for innovation tends to emphasize the nutritional qualities of biscuits, the possibility of additional eating times throughout the day as well as the roll-out of concepts with a high commercial potential in several countries.

During 2002, innovation was a significant element of growth, particularly with the success of the breakfast (“Petit Déjeuner”) product line which continues to be deployed across Europe and has an increased number of varieties. Launched in 2001, this range targets breakfast, a mealtime during which the consumption of biscuits remains minor. The biscuits of this range take advantage of the concept of “Long Lasting Energy” (“Energie à Diffusion Progressive”) developed by Danone Vitapole, which has been validated by international experts. The research and development teams of the Group have been able to show that certain complex sugars in cereals are digested slowly and release over an optimal length of time the necessary sugars for the healthy functioning of the body and brain. As a result of an original combination and formulation of the biscuit, including the preparation and cooking, this nutritional advantage has been included in the Prince Petit Déjeuner range, targeted at the youth market, in addition to the LU Petit Déjeuner, its equivalent for adults. Both ranges, launched in 2001, achieved a strong progression in their sales in 2002.

Revenues for Prince, the Group’s principal brand name for the youth market, continued to increase, particularly in the Group’s key markets such as France, the Benelux countries and Spain.

Sales of the low-fat products under the brand Taillefine/Vitalinea were accelerated by the success of the product line Les Matins de Taillefine, and by the launch of additional savory products.

Other Food Businesses

Net sales of grocery products in 2002 were approximately € 356 million. These products are mainly comprised of sauces such as HP Foods in the United Kingdom, Lea & Perrins in the United States and Amoy in China. The Group also markets Asian-style grocery products under the Amoy brand name, which are exported to Western Europe from Hong Kong.

Market Trends.    While the market for traditional sauces has increased moderately over the last few years in developed countries, the market for imported exotic sauces has continued to show marked growth. In Asia, particularly in China, the sauce market continues to progress.

Research and Development

Danone’s overall research and development objective is to contribute to the Group’s profitable growth by:

•	ensuring uncompromising food safety;

•	contributing to the development of products to better respond to consumers’ expectations in terms of nutritional value, taste or practicality; and

•	designing innovative production processes in line with the Group’s cost reduction policy.

In 2000, Danone significantly revised its research and development policy to transform it into a major competitive advantage of the Group. To increase intra-Group communication, efficiency and speed, the research and development teams have been grouped together in one global multidisciplinary center, Danone Vitapole, incorporating the three main activities, and research has been re-focused on a limited number of strategic projects. This center, located in the Paris region, has been operational since mid-2002 and employs approximately 500 researchers, engineers, and research and development technicians of 22 different nationalities, representing 60% of the Group’s worldwide research and development capacity.

In order to conduct basic research related to nutrition, flavor, and food processing and preservation, Danone regularly collaborates with outside entities such as universities and specialized public research centers. Danone has also established an international prize to reward research in nutrition or major contributions to public health. Product development and improvement is the responsibility of research and development teams within Danone, which apply the results of both internal and outside research. Furthermore, the fourteen Danone institutes worldwide contribute to public awareness regarding nutrition through their activities for the benefit of professionals in the fields of nutrition and healthcare, including the launching of several projects for researchers and doctors.

Danone spent € 133 million, € 126 million and € 125 million on research and development in 2002, 2001 and 2000, respectively, representing, for 2002, approximately 1.0% of total revenues.

Purchasing

Raw Materials

Danone’s principal raw material needs consist of (i) materials needed to produce Danone’s food and beverage products, including primarily milk, fruits, flour, sugar, cocoa and fats or, collectively, food raw materials; and (ii) materials needed for packaging its products, primarily plastics and cardboard or, collectively, packaging raw materials. Energy supplies represent only a small portion of the Group’s purchases. Management does not believe that the termination of its relationship with any one of its major suppliers of food or packaging raw materials would have a material adverse affect on its business. See “Item 3. Key Information—Risk Factors—Price increases and shortages of food and packaging raw materials could adversely affect the Group’s results of operations.”

Food Raw Materials.    Milk represents the most important food raw material for the Group in terms of cost. In each country where Danone requires milk for the production of its dairy products, the Company’s operating subsidiaries generally enter into contracts with individual local milk producers or dairy cooperatives. In Europe, the price of milk is essentially fixed by the European Union or supported by various national governments through quotas and customs charges such that only a small portion of purchases is directly subject to fluctuations in the worldwide market. Milk prices decreased in Europe and North America, but remained on an upward trend in Latin America in 2002. Purchasing for other food raw materials, mainly fruit mixtures, sugar, cocoa, flour and vegetable oils, is managed through global or regional purchasing programs, allowing for synergies in terms of volumes and skills. Purchases of sugar and cocoa are closely monitored because the market structure for these products is highly concentrated, with a small number of intermediaries controlling a substantial portion of total supply.

Packaging Raw Materials.    The Group also manages its purchases of packaging raw materials through global or regional programs in order to optimize shared knowledge and volume effects. Factors that influence the pricing of packaging materials include international and regional supply and demand, installed production capacities and, more generally, economic cycles and oil prices. The price of PET, one of the most significant packaging raw materials purchased by the Group, continued its downward trend in the first half of 2002 which began in the second half of 2001, then stabilized during the second half of the year with certain upward trends at the end of 2002. The other significant raw materials used for packaging (rigid and supple plastics and cardboard) did not experience significant change in prices at the Group level during the year.

Energy Management and Wastewater Processing

In July 2002, the Group and Suez signed a partnership agreement for energy management and industrial wastewater processing worldwide. Through this partnership, the Group seeks to improve its productivity and industrial performances by relying on a worldwide expert in this field. This framework agreement relates to the Group’s three core businesses and is expected to be implemented from 2003 in Western Europe (France, Spain and Belgium), Eastern Europe, the United States and Mexico. It is anticipated that Suez will provide services which include production and management of secondary energy, such as steam, backup power, compressed air and industrial cooling. It is also expected that Suez will manage the water cycle of the Group’s industrial installations (drinking water, industrial process water and recycled water), along with sewage treatment and evacuation and the operation and maintenance of all related buildings and installations.

Organizational Systems and Information Technology

Project Themis

In 2000, the Group decided to restructure its organization and operating systems preferring an integrated information system or ERP (Enterprise Resource Planning) for its subsidiaries in Western Europe, Eastern Europe and America from an SAP framework. This restructuring is expected to lead to the optimization of information flows within the subsidiaries and within the Group as a whole among the financial, industrial, quality control, supply chain, commercial and purchasing divisions. ERP is also expected to accelerate the integration of newly acquired companies as a result of rapid dissemination of the Group’s practices and tools. After its installation in 2001 in four “test” sites, the system’s global deployment began in 2002 and will involve 30 companies throughout the world by 2004.

CPGmarket.com

This electronic marketplace, dedicated to the consumer products sector, was created in 2000 by Danone, Nestlé, Henkel and SAP, its founding shareholders, and currently has 28 shareholders. It enables the Group to generate additional synergies by optimizing its purchases through simplified processes and the implementation of new market practices such as e-tenders and e-auctions. The CPGmarket.com marketplace has been operational since 2001 with over 80 employees and a database of over 6,000 active suppliers. It has already generated almost 2,300 online purchase transactions for more than € 2 billion. The Group began to deploy CPGmarket.com to its subsidiaries in 2001, and uses it for more than 35% of its online purchases in Western Europe. CPGmarket.com has already been successfully deployed to more than 40 subsidiaries in 19 countries, and is expected to continue its internationalization during 2003.

Intellectual Property

The Group owns rights to registered and non-registered trademarks and brand names throughout the world. The Group’s brand names whose coverage extends internationally are protected in all relevant jurisdictions while others are registered only in accordance with their geographic coverage. The Group has established a chart of its intellectual property and regularly updates and revises its portfolio of products and brand names with each of its subsidiaries in order to monitor the protection of its brand names.

The Group is also the owner of patents, licenses and proprietary recipes, as well as substantial know-how and technologies related to its products and the processes for their production, the packages used for its products and the design and exploitation of various processes and equipment used in its business.

Such trademarks, brand names, licenses, patents, proprietary recipes and know-how, which are held by the Company and several operational entities throughout the Group, represent major commercial assets for Danone. The Group is committed to taking appropriate legal steps to protect and exploit such intellectual and industrial property. See “Item 3. Key Information—Risk Factors—The Group may not be able to adequately protect its intellectual property rights”.

Risk Management Policy

The Group maintains an active risk management policy to preserve the investment of shareholders and the interests of employees, consumers and the environment. The policy is based upon:

•	stringent identification of the risks (using various tools and reporting systems, and in particular, a worldwide mapping of the most significant operating risks, “Vestalis”, currently in progress, which has been deployed in over twenty operational entities to date);

•	internal monitoring, training, prevention and protection, verified by regular audits of the Group’s industrial sites; and

•	a global insurance policy based on stringent technical evaluations using worldwide available insurance products based on their availability and local regulations. As a result, the Group has insurance coverage in all the countries in which it operates against significant accidents that may affect the Group’s industrial installations as well as for its liability arising from its activities or the Group’s products. The Group is also insured for the risk of operating losses.

Furthermore, in addition to maintaining a balanced geographic distribution of the Group’s activities, to ensure an optimal diversification of the risks per country, the Group obtained an insurance policy limiting the financial consequences of any nationalization procedures which could be initiated in sensitive countries.

The policies covering financial risks are underwritten by insurers and reinsurers worldwide. The limits of the guarantees are similar to those of groups of the same size and activity as the Group.

In addition, in order to optimize its insurance expenses and maintain a strong level of control over its risks, the Group self-insures for certain risks whose costs can be accurately estimated if the Group is aware of their occurrence and their financial impact. Such risks relate essentially to coverage for damage to goods, operating losses and civil liability for the majority of the Group’s companies; payments for disabilities, training and death for the French subsidiaries by way of a reinsurance subsidiary, Danone Ré; and work-related accidents and civil liability in the United States. These self-insurance programs are limited to small incidents, while insurance companies cover the more significant ones (Danone Ré covers accidents under € 7.5 million and U.S. companies self-insure for accidents under $0.25 million). The management of these self-insurance programs is handled by professional insurers and managers and the amounts to be provisioned are determined by independent actuaries.

Customers, Distribution and Marketing

Customers

While end consumers of Danone products are individual retail customers, a significant share of Danone’s sales are to major retail and grocery chains. The retail industry has become increasingly concentrated over the past several years, and in many national markets such as France, Germany and Belgium, the Group’s three largest clients represent together more than 50% of total net sales. This concentration, particularly advanced in Europe, is expected to increase in North America and in emerging countries. In 2002, the Group’s 10 largest customers worldwide, of which five are French retail groups, accounted in the aggregate for approximately 35% of total consolidated net sales. Danone’s largest client alone, Carrefour, accounted for more than 10% of consolidated net sales in 2002.

The Group has global partnership agreements with major retailers. These partnership agreements typically contain provisions concerning geographic expansion policy, logistical collaboration or management of food safety. However, they typically exclude pricing terms which remain within the domain of the Group’s subsidiaries.

In recent years, certain European retail chains have rapidly expanded internationally. The Group has benefited from this expansion by using existing commercial ties to introduce its products in certain international markets and therefore accelerate its own geographic expansion as well as the international development of its brands. In these new areas, most large retail chains seek to develop the marketing of brand name quality products as their means of growth and profitability.

In emerging countries, particularly in Asia and Latin America, a large portion of Danone’s sales occur through traditional market outlets or through smaller distribution networks most often controlled by the Group. A strong distribution team is a competitive factor in those countries in which traditional business and independent supermarkets still represent a significant share of food sales. In Latin America, 70% of sales from fresh dairy products are made through local networks. In Argentina, the Group benefits from a distribution network which enables the delivery to over 70,000 sales points by means of a fleet of 700 trucks. Strengthened by its experience acquired in Latin America, the Group intends to expand this model to other countries.

In the past three years, the Group has built leadership positions in the market for large water containers in North America, Latin America, Asia and, more recently, in Europe. This business requires a direct relationship with the consumers (for example, Home and Office Delivery (“HOD”)—in the United States and Europe) or through franchised retail shops (for example, Robust in China).

Distribution

Although distribution policies vary in different countries due to local characteristics, the Group’s policies regarding distribution is two-fold: the flow of products designated for mass distribution and the flow designated for traditional market outlets.

The Group follows an active policy of rationalization of its distribution facilities in order to increase the quality of service while reducing its costs. This policy is based on an ongoing assessment of the Group’s organizational models and the solutions that have been implemented. In this context, the Group has experimented with outsourcing for its distribution in certain countries in collaboration with specialized distributors.

The Group has undertaken several initiatives, working closely with its mass distributors to accelerate the development of product categories, to optimize the flow of products and the inventory levels of its customers. These include efficient consumer response, or ECR, which in addition to achieving stock management, automatic stock replenishments and just-in-time delivery is used to coordinate stock levels between the stores, the client’s warehouses and Danone’s warehouses. ECR is also used to work with distributors to better manage consumer demand and expectations. Danone also works with its customers to develop marketing concepts to enhance its customers’ sales, such as joint promotions for specific events.

Marketing

The Group’s advertising and promotional strategy constitutes a key element in the success of its overall strategy based on innovation, brand recognition and market leadership. The Group engages significant resources to ensure the success of its advertising and promotional strategy and management expects advertising costs, in relation to net sales, to remain at least at the same level in the future.

For several years, the Group has been following a policy of resource optimization by focusing on a few brands in order to maximize efficiency. Accordingly, more and more products have been introduced under leading brand names such as Danone or Taillefine/Vitalinea, currently used for fresh dairy products, water and biscuits and cereal products. In addition, each subsidiary of the Group conducts annually a segmentation of its brand portfolio using internal methods in order to optimize the allocation of advertising budgets.

Danone’s operating companies in each business line and geographic market are responsible for developing their own advertising, promotional and sales strategies adapted to local consumption patterns. The Group maintains a decentralized marketing and sales structure in order to provide its operating companies with the proximity and flexibility necessary to respond and adapt to a broad and changing variety of market conditions. In order to ensure (i) coherence of retailing strategies within the Group, (ii) an optimal sharing of marketing know-how, and (iii) an optimization of promotional costs, the Group has a director in charge of coordinating commercial retail strategies and initiatives as well as a policy of ensuring that strategic principles and initiatives extend across product lines and geographic areas.

Direct marketing, which aims to create direct contact with customers, has for many years, particularly in France, led to a strategy of development of this relationship with consumers, with positive results. The Group believes that the direct marketing strategy will continue to develop rapidly. This strategy is oriented around a centralized database, which contains 3.5 million French households and which allows the Group to regularly communicate with its customers through personalized mailing campaigns that are divided according to consumer profiles. This program includes, notably, a mailing of Danoé, the magazine of the Group’s brands, electronic newsletters, as well as savings coupons and special offers, such as “Bingo des Marques” which regroups all of the Group’s different brands. These results have led Danone to expand this strategy internationally, taking advantage of the opportunities and the potential of the Internet.

Food Safety and Quality Management

Food Safety

Food safety is a paramount consideration for Danone. The Group has implemented a policy of risk identification and control. Danone has created a food safety unit at its Centre de Recherche Vitapole that focuses on identifying and analyzing microbiological, chemical and physical risks that may threaten the safety of the Group’s products at any stage. The Group strives to continually improve its control over its supply chain by (i) gaining significant knowledge of the raw materials it purchases, (ii) rigorously monitoring the chain of distribution, (iii) developing a more efficient tracing system and (iv) controlling the production processes by using measures to define and implement rules relating to hygiene and production based on international standards such as the Hazard Analysis and Critical Control Point (“HACCP”). For certain risks, such as pesticides and heavy metals, the Group has implemented monitoring programs, while for others, such as risks of allergies, the Group imposes preventive measures for all its subsidiaries that go beyond regulatory requirements. Danone’s policy also includes the implementation of rigorous procedures for crisis management in order to guarantee consumer safety while maintaining the reputation of its brands as well as the use of tracing tools in order to enable the Group to identify the origin of raw materials used, the procedures followed, the controls carried out and the customers to whom the products were sold.

Beyond risks that are scientifically established, the Group remains particularly committed to keeping up-to-date on risks perceived by the consumer, such as genetically modified organisms. To this end, the Group has developed a network of privileged advisors, including consumer associations, that discuss and attempt to clarify, through various formal and informal forums, topics that are of common concern.

Quality Management

The Group considers quality to be a managerial responsibility that is rooted in the comprehension of consumers and customers and which seeks to achieve top results. This orientation is in line with the recent evolutions of the ISO 9000 standard of certification. Using these new standards, the Company has made quality a determining factor throughout the stages for each of its functions and activities. When evaluating a new product, the parameters desired by customers and public authorities are taken into consideration, including organoleptic qualities (flavor, taste, texture), the prevention of food safety risks and consumer habits (i.e. form and weight). This quality policy is applied to the measuring of product performances through internal tests and external consumer testing. In addition, external audits are performed regarding the manufacturing process and hygiene. In the water segment, for example, this process of verification goes from the original water supply all the way to the actual dispatch of the products for sale.

Quality management teams oversee quality systems and their implementation at each of Danone’s operating subsidiaries. They are specifically concerned with: (i) the development of new products through organoleptic tests performed internally and by consumers, allowing a clear vision of the products on the market as well as how the Company responds to consumers’ needs; (ii) teaching skills to employees in quality control departments through specific training programs allowing for experience sharing and transfer of best practices between different subsidiaries; and (iii) developing quality control systems in each subsidiary. At December 31, 2002, more than half of Danone’s industrial sites had been certified ISO 9000.

Regulation

In addition to Danone’s own local regulations, each subsidiary of the Group is subject to local laws and regulations in place in its home country concerning production standards, quality of ingredients and products, labelling and the sale of finished products. In order to ensure respect of these standards, the Group and the divisions have regulatory specialists with an expert and consulting role with all its subsidiaries, which nevertheless remain responsible for compliance with the applicable regulations.

Regulatory and Environmental Matters

Regulatory Matters

The Group’s activities are subject to stringent laws and regulations relating principally to water, air, noise, ground and waste. Packaging is subject to more or less constraining regulations depending on the specific location, in particular, the European Directive of 1994 relating to packaging, which determined the regulatory framework in Europe.

The principal potential risks relating to the environment are (i) water pollution (essentially organic and biodegradable pollution), (ii) risks related to refrigerating installations (ammonia and other refrigerating liquids), (iii) risks related to the storage of raw materials (flour and sugar silos) or products for the cleaning and disinfection of the Group’s plants (acid or alkaline products), and (iv) risks related to the impact resulting from amendments to the regulatory provisions relating to packaging. Nevertheless, the Group believes that, in light of its activities, its environmental impact is limited.

Environmental Policy

Danone’s environmental policy aims to respond to growing concerns of many different parties, especially consumers, to the environmental impact of industrial plants and products. In 1996, the Company’s management established the basic principles of the Group’s commitment to environmental protection through the adoption of an environmental charter which applies to each of Danone’s facilities and divisions (research and development, purchasing, marketing, production and headquarters) in all the countries where the Group operates. The charter aims to create a system of systematic accountability and protection of the environment at every step of production, from design of to delivery of the final product, and seeks for participation of all employees. In addition, since 1991 the Group has had an environmental services department to define and coordinate the application of its environmental policy in collaboration with a network of 50 correspondents throughout the world. This policy focuses on three principal areas: industrial activity, packaging and agriculture-related issues.

Industrial Activity.    The application of the Group’s environmental policy in its facilities includes three stages: ensuring compliance with regulations, which is linked with control of environmental risks, reduction of water and energy consumption and of waste production through its “Green Plants” (“Usines sobres”) program and, finally, ISO 14001 certification of the Company’s sites.

Regulatory Compliance and Risk Management.    Since 1995, all of the Group’s industrial sites are subject to an annual self-evaluation of their environmental situation. The internal evaluation serves to raise the environmental awareness of the actors in the field, and give them an in-depth knowledge of the sites to enable them to establish plans of action. To ensure regulatory compliance and reinforce risk management, the Group implemented in 2000 a program for the audit of its production facilities by a specialized company. The analysis covers multiple criteria such as operating licenses, water supplies, outflow, atmospheric emissions, storage of raw materials, refrigerating installations, energy, noise, environmental management, ground, waste, etc. The conclusions of the analysis led to recommendations for the development of financially valued and prioritized plans. At December 31, 2002, most of the Group’s plants had been audited, excluding those recently acquired (mostly packaged water plants), and the Group believes that the results indicate that no major risks are present that would have a serious detrimental effect on the environment.

Decrease in the Consumption of Natural Resources.    Since 1995 the Group’s “Green Plants” (“Usines Sobres”) program has been aiming toward a reduction in the consumption of water and energy and a reduction in the production of waste material. This program corresponds to the Group’s desire to promote an economic and sustainable method of functioning, limiting plants to using only the resources absolutely necessary to the plant’s activities. The average ratios of the Group between 2000 and 2002 (total water used per ton produced; thermal energy per ton produced; total energy per ton produced) have improved significantly. Furthermore, the current rate of waste quantification is approximately 76%. Targets were fixed in September 2001 by the Group’s executive committee for the reduction of the ratios for the consumption of water and energy between 2000 and 2010 for a reduction of 30% for the consumption of water and thermal energy and 20% for total energy (thermal and electric). These reductions constitute a significant response from the Group to the necessity of reducing the emission of gases causing the greenhouse effect. No targets have been fixed regarding renewable sources of energy, but early in 2003 plants will be requested to set targets for the reduction and recycling of waste.

Environmental Management.    The Group has implemented an environmental management program (Environmental Management System or “EMS”) enabling it to ensure that all of its plants integrate environmental consciousness into plant activities. In September 2001, the Group’s executive committee established an objective of ensuring ISO 14001 certification in each plant by the end of 2004. At December 31, 2002, 54 industrial sites, three corporate headquarters and one research center had ISO 14001 certifications, amounting to close to 30% of the industrial sites. In the event of such an environmental accident, there are procedures in place in each of the plants and the sites to manage the crisis situation and reduce any consequences of this accident. A guide to the management of environmental emergencies was distributed to each plant at the beginning of 2001.

Packaging.    Management believes that environmental consciousness in the packaging of the Group’s products can play a large role in the protection of the environment. Since 1992, Danone has been involved in “Eco-Emballages”, an organization targeted at developing the collection and recycling of packaging in France. Abroad, and in Europe in particular, Danone has actively participated in decreasing packaging waste through “Point Vert” type organizations. Danone also strives to reduce packaging waste at the source by slightly lightening its packaging materials. Danone established a network of contact people who are dedicated to educate and train various interested parties in product development and marketing, in particular through the publication of a 2002 edition of a new manual on ecological packaging.

Agriculture.    Most of the Group’s raw materials are agricultural products. In order to protect the environment without diminishing the quality of its products, the Group encourages farmers to adopt farming methods that are more environmentally friendly than traditional methods. The Group implemented pilot operations for its cereal, dairy farm and fresh produce suppliers to test these methods for limiting to a strict minimum the use of fertilizer and phyto-sanitary products, without negatively affecting competitiveness of its operations.

The Group wishes to expand this method progressively through the farms that supply its plants. A film made during 2002 on its integrated farming practices is part of the tools used to raise the awareness of farming businesses. In June 2002, the Group joined forces with Nestlé and Unilever on a program called the “Sustainable Agriculture Initiative” (“SAI”). This initiative comprises sharing with other industrial businesses, in cooperation with farmers and consumers, experiences in sustainable agriculture, first in Europe and then throughout the world. Sustainable agriculture, as defined in SAI, is a broader concept than integrated agriculture as it includes the consumption of natural resources (such as energy sources) and the economic and social impact of operations on local communities. Integrated agriculture should be considered an initial step towards sustainable agriculture.

Protection of Water Resources.    In 1998, the Group and in particular the water division joined the 1971 Ramsar Convention on Wetlands to implement awareness campaigns, training and information relating to the preservation and use of wetlands. The Ramsar Convention signed in 1971, consists of 133 countries that agreed to policies favoring wetlands, marshes, peatland and other natural water retention sites in the plains or highlands, which filter rainwater and supply the water tables. These zones are fundamental for the conservation of the resource and the quality of the water. In November 2002, following a Group initiative, the Danone–Evian Fund, was created to support projects for the protection and sustainable management of the resource and quality of water. The fund, which started with € 1 million, will be managed by the Ramsar Convention with the help of a local French not-for-profit organization for the defense of coastlines.

For example, the Evian spring has special protection. The aquifer, through which runs Evian spring water, emerged during the last ice-age over 18,000 years ago. The recognized catchment area where Evian natural spring water begins covers over 34 square kilometers at an average altitude of 850 meters. Eighty-five percent of this pristine catchment area is covered by forests, natural meadows and marshes. The human presence is limited to a few villages and family farms principally making cheese. Société des Eaux Minérales d’Evian joined up with the French government in 1992 to found the Association pour la Protection de l’Impluvium des Eaux Minérales d’Evian (APIEME). This organization seeks to protect the Evian natural spring water catchment area by expanding the sewer system, experimenting with more environmentally friendly farming practices and bringing livestock housing into regulatory compliance. Other initiatives include a development policy for the preservation and reclamation of natural areas like bogs and marshes.

Training and Employee Information.    The Group attempts to increase the awareness of each of its employees to the environmental impact of their daily activities through information tools which vary and are adapted to each target. A specific training program for environmental protection and protection of each plant’s assets was offered to all of the industrial engineers. Since 1997 the Environmental Letter (“lettre de l’environment”), a quarterly internal publication, enables the distribution of news from the Group’s plants in terms of the environment, the tools of the environmental policy and sharing experiences. The environment managers also have tools for the dissemination of such information (intranet, films, CD-Roms, guides).

Environmental Expense and Investment.    During 2002, the contributions to packaging (payments to collection organizations and package recycling on the basis of quantities purchased) amounted to approximately € 30 million and other environmental ongoing expenses amounted to € 18 million. Investments for the protection of the environment amounted to € 20 million in 2002 and management does not expect these investments to increase significantly in the near future. In addition, the fines, penalties and damages paid to third parties as a result of the environment were less than € 1 million in 2002. No significant provision for risks or expenses related to the environment is included in the consolidated financial statements of December 31, 2002.

Plant Security.    The Group has a long-standing objective of protecting employees and industrial tools against accidents. Since 1994, Danone has implemented a counseling and evaluation system concerning the level of security of plants, which system is looked at by independent safety auditors on an annual basis. This allows each operational plant to define and implement safety policies for prevention and protection that are adapted to their needs. In 2002, 143 safety audits were thus conducted by independent organizations, who then gave a rating to each audited plant. The average rating of audited plants was 3.63 out of 5 in 2002 as compared to 1.8 in 1994, representing a strong improvement in safety conditions since the implementation of this system of prevention of industrial risk. In addition, 43 plants received a rating of 5, and thus received an RHP certification (Risque Hautement Protégé), indicating that they have implemented high quality protections against risk.

Competition

Competitors in Danone’s core businesses include other large international food and beverage groups, such as Nestlé, Kraft, Pepsi Co., and The Coca-Cola Company; as well as smaller companies with focused markets or product lines and food retailing chains offering generic or private label products. The food and beverage sector is highly competitive due to the large number of national and international competitors. Management believes that Danone’s strategy to maintain and improve its profitability is based on the quality, convenience, and innovative aspects of Danone’s products on the market and its strong image associated with its brands in the important areas of health and food safety. Management believes that success in this industry is achieved through strong local market positions and therefore seeks to be the market leader in each country where it operates. This strategy allows for a long-lasting, balanced and constructive relationship with major distribution networks, by marketing key products yielding growth and profitability.

Because Danone’s markets in Western Europe tend to be relatively mature, competition for market share is particularly intense. Danone’s strategy, complemented by a strong advertising component focusing on certain brands, is to differentiate itself from its competitors by marketing innovative, value-added products that respond to a growing consumer demand for health-oriented/well-being food products.

Despite the generally mature food and beverage market in North America and intense competition, the Group has competitively penetrated this market in rapidly growing market segments (packaged water and fresh dairy products). In competition with other large food and beverage groups, Danone has based its strategy on its experience of the management of value-added, health-oriented products and its ability to market locally its diverse global product lines.

In the rest of the world, essentially in emerging countries, competition in the Group’s three business lines is high. This is due to the presence of local competitors who usually market products at very low prices, but is also due to the efforts of international competitors to penetrate or increase their activities in these high potential markets. Danone’s strategy has consisted in targeting these areas by marketing quality products that emphasize health and safety and are accessible to the greatest number of consumers.

Organizational Structure

The table below presents a list of the Company’s principal operational subsidiaries by business line, including name, country of incorporation or residence, proportion of Danone’s direct and indirect ownership interest and voting interest, if different, at December 31, 2002.

FRESH DAIRY PRODUCTS	BEVERAGES	BISCUITS AND CEREAL PRODUCTS	OTHER

EUROPE

GERMANY

Danone GmbH 99.93%

AUSTRIA

Danone Ges.mbH 99.93%

BELGIUM

N.V. Danone S.A. 100%

Stenval Belgique 100%

BULGARIA

Danone Serdika 69.64%

DENMARK

Danone A/S 100%

SPAIN

Danone S.A. 55.96%

Danone Canaries

(Iltesa) 43.93%

FINLAND

Danone 100%

FRANCE

Blédina 100%

Danone 100%

UNITED KINGDOM

Danone Ltd 100%

GREECE

Delta Dairy 30.04%

HUNGARY

Danone Kft 100%

IRELAND

Danone Ltd 100%

ITALY

Danone SpA 100%

THE NETHERLANDS

Danone Nederland B.V. 100%

POLAND

Bakoma* 52.43%

Danone Sp zoo 100%

PORTUGAL

Danone Portugal S.A. 54.02%

CZECH REPUBLIC

Danone a.s. 98.30%

ROMANIA

Danone SRL 65%

RUSSIA

Danone Industria 70%

Danone Volga 61.79%

Mos Danone 70%

SLOVAKIA

Danone Spol s.r.o. 100%

AMERICAS

ARGENTINA

Danone S.A. 99.37%

Logistica La Serenissima

50.69%

BRAZIL

Danone Ltda. 100%

CANADA

Danone Inc. 100%

MEXICO

Danone de Mexico 100%

UNITED STATES

The Dannon Co. 100%

Stonyfield Farm 38.74%

AFRICA AND THE

MIDDLE EAST

SOUTH AFRICA

Clover Danone 66.77%

Clover SA Ltd 26.15%

ALGERIA

Danone Djurdjura 51%

SAUDI ARABIA

Al Safi Danone 50.10%

ISRAEL

Strauss Dairy 20%

MOROCCO

Centrale Laitière 29.22%

TUNISIA

Stial-Socoges 50%

TURKEY

Danonesa Tikvesli 50%

ASIA

JAPAN

Calpis Ajinomoto

Danone 50%

EUROPE

GERMANY

Danone Waters

Deutschland 100%

SPAIN

Aguas de Lanjarón 78.61%

Dasanbe 50%

Font Vella 77.01%

Mahou 33.34%

FRANCE

Chateaud’eau 100%

Evian 100%

Mont Roucous 100%

Seat 99.91%

Smda 100%

Volvic 100%

UNITED KINGDOM

Danone Waters

UK & Ireland 100%

ITALY

Italaquae 92.67%

POLAND

Polska Woda 50%

Zywiec Zdroj 88.02%

AMERICAS

ARGENTINA

Aguas Danone de

Argentina 100%

Villa Alpina 85%

CANADA

Danone Waters of

North America Inc. 100%

UNITED STATES

CCDA Waters 49%

Great Brands of

Europe 100%

Danone Waters of

North America Inc. 100%

MEXICO

Bonafont 100%

Pureza Aga 50%

URUGUAY

Salus 42.30%

AFRICA AND THE

MIDDLE EAST

MOROCCO

Sotherma 30%

TURKEY

Danonesa Danone

Sabanci 50%

ASIA

CHINA

Aguarius 45.17%

Hangzhou Wahaha group

46.07%

Robust group 79.79%

Shenzhen Health

Drinks 54.20%

INDONESIA

Aqua 66.85%

JAPAN

Kirin Danone

Mitsubishi 25%

NEW ZEALAND

Frucor 90.34%

EUROPE

GERMANY

LU Snack Foods 99.93%

Griesson De

Beukelaer 39.97%

BELGIUM

LU Belgique 100%

DENMARK

LU Nordic 100%

SPAIN

LU Biscuits 100%

FINLAND

LU Finlande 100%

FRANCE

LU France 100%

Danone International

Brands Paris 100%

UNITED KINGDOM

The Jacob’s Bakery 100%

GREECE

Papadopoulos 60%

IRELAND

Irish Biscuits 100%

ITALY

Saiwa 100%

HUNGARY

Györi Kelksz 100%

NORWAY

LU Norge 100%

THE NETHERLANDS

LU Nederland 100%

POLAND

LU Polska 75%

CZECH REPUBLIC

Opavia LU 99.71%

RUSSIA

Bolshevik 76.07%

SWEDEN

LU Sverige 100%

AMERICAS

ARGENTINA

Danone S.A. 99.37%

BRAZIL

Danone Ltda. 100%

COLUMBIA

Galletas Noel 30%

AFRICA AND THE

MIDDLE EAST

EGYPT

Danone Mashreq 51%

MOROCCO

Bimo 50%

TUNISIA

Société Tunisienne

de Biscuiterie 20%

ASIA

CHINA

Jiangmen Danone

Biscuits 90.34%

Shanghai Danone Biscuits

Foods Co. Ltd 90.34%

INDIA

Britannia Industries

Ltd. 19.76%

INDONESIA

PT Danone Biscuits 90.34%

MALAYSIA

Britannia Brands Malaysia

90.34%

Evercrisp Manufacturing

90.34%

NEW ZEALAND

Griffin’s Foods 90.34%

PAKISTAN

Continental Biscuits

Ltd 44.71%

FOOD ACTIVITIES

UNITED STATES

Lea & Perrins 100%

UNITED KINGDOM

HP Foods 100%

CHINA

Amoy 90.34%

Shanghaï Amoy

Foods 54.20%

GLASS CONTAINERS

FRANCE

BSN Glasspack 44%

ITALY

Bormioli Rocco e

Figlio S.p.A.

9.42%

*The	Group only holds 18.15% of the voting rights of Bakoma.

Property, Plants and Equipment

Danone operates production facilities located around the world in its principal markets. At December 31, 2002, Danone had 194 production sites, with approximately 35% of its sites located in the European Union (15% in France, 9% in Spain and Italy and 11% elsewhere in the European Union); 36% in Asia; of which 22% in China; 14% in New Zealand, India, Indonesia and elsewhere in Southeastern and Southwestern Asia; and 19% in North and South America, including 11% in the United States and Canada, 8% in Argentina, Brazil and countries of central America. The table below sets forth the total number of Danone’s facilities and total production by main business line at December 31, 2002.

Business line	Number of Plants	Total Production (thousands of tons or millions of liters)
Fresh dairy products	42	3,100
Beverages	92	14,216
Biscuits and cereal products	52	916
Other food businesses	8	260

Although Danone’s production facilities are numerous and widely dispersed, certain facilities are particularly important centers of production. Danone’s five largest fresh dairy products facilities are located in the United States, Brazil, France and Spain, and account for approximately 27% of Danone’s production capacity for fresh dairy products. Danone’s two largest sources of bottled water, both located in France, account for 19% of Danone’s total production capacity for packaged water in 2002, and the two most important sources of production of water in large containers, both located in Indonesia, account for approximately 11%. Danone’s five largest biscuit and cereal product facilities are located in Belgium, the United Kingdom, the Czech Republic, Argentina and Brazil and account for approximately 24% of Danone’s total production capacity for biscuits and cereal products.

Danone’s general policy is to own its production facilities. Danone’s central management conducts periodic reviews of its production sites to consider possibilities for improving efficiency and safety, and on the basis of such reviews, establishes plans for the expansion, specialization, upgrading and modernization or closing of specific sites. In 2000, 2001 and 2002, Danone spent a total of € 798 million, € 737 million and € 603 million, respectively, mainly on plant expansions, modifications or upgrades.

Item 5.     Operating and Financial Review and Prospects

The following discussion is based upon and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, included elsewhere in this annual report.

U.S. GAAP Reconciliation

The Consolidated Financial Statements of Groupe Danone have been prepared in accordance with French generally accepted accounting principles, or French GAAP. The application of these principles does not give rise to material differences compared with U.S. generally accepted accounting principles, or U.S. GAAP, except for indefinite-lived brands and goodwill accounting treatment and for the valuation of some financial assets.

The application of U.S. GAAP would result in an increase in 2002 consolidated net income of € 137 million (an increase of € 73 million in 2001 and of € 86 million in 2000) to € 1,420 million at December 31, 2002 and a reduction in stockholders’ equity of € 251 million (reduction of € 393 million at December 31, 2001) to € 4,836 million at December 31, 2002. See Note 2 to the Consolidated Financial Statements for a discussion of the material differences between French GAAP as applied by Groupe Danone in its Consolidated Financial Statements and U.S. GAAP.

Period-to-Period Comparisons

The Company provides on a regular basis certain period-to-period comparisons calculated on a comparable basis to eliminate the effects of changes in exchange rates between the euro and other currencies and the Group’s scope of consolidation. In this context, comparable basis means that the Group recalculates the financial information with respect to the earlier period (for purposes of the comparison) to give effect to:

•	the exchange rates applied in the later period to convert foreign currency amounts into euro (“constant exchange rates”); and

•	changes in the Group’s scope of consolidation resulting from acquisitions and dispositions which, on a historical basis, first took effect in the later period.

In the event that a change in the scope of consolidation is applicable to only a portion of the later period, the financial information for the earlier period is recalculated to give effect to such change for the corresponding portion of such earlier period. Also, for purposes of such recalculation, financial information with respect to acquired companies for the period preceding their acquisition by the Group is generally based on financial information for the relevant period prepared by such acquired companies prior to their acquisition by Danone. Period-to-period comparisons made herein in “constant currency terms” reflect changes in the euro value of the relevant financial information using constant exchange rates for both the earlier and the later periods.

Critical Accounting Policies

For a complete description of the Group’s significant accounting policies, please see Notes 1 and 2 to the Consolidated Financial Statements. The Group’s critical accounting policies are those that have meaningful impact on the reporting of its financial condition and results and require significant management judgment and estimates. These policies include the Group’s accounting for (a) trade and consumer promotion activities; (b) asset impairment; (c) restructuring costs; and (d) income taxes.

Trade and Consumer Promotion Activities.    Danone offers various sales incentive programs to consumers. The amount and timing of expense recognition for these trade and consumer activities involve significant management judgment based on estimated participation and performance levels. Actual expenses may differ if the levels of participation and performance vary from these estimates. However, the vast majority of our incentive programs do not exceed one year and therefore do not require highly uncertain long-term estimates. In addition, in the French GAAP consolidated financial statements, the classification of certain expenses of a similar nature, as either a reduction of sales or as selling expenses, depending on the nature of the incentive program, also requires management judgment.

Asset Impairment.    Evaluating the impairment of long-lived assets, including goodwill and indefinite-lived brands, involves management judgment in estimating the fair values and future cash flows related to these assets. The predictability of future cash flows involves considerable management judgment and is notably based upon assumptions on expected future operating performance and discount rates. In 2002, the Company recorded significant impairment charges, primarily as a result of changing economic conditions in Latin America.

Restructuring Costs.    Amounts recognized for the anticipated costs of severance pay and associated benefits involve estimates of amounts to be paid in the future. If positions are ultimately maintained or if benefits increase, this could have an impact on these estimates. In addition, accounting principles require some costs relating to these restructurings to be recorded when incurred.

Income Taxes.    Determining income tax expense and establishing reserves involves management judgment as to the ultimate resolution of any tax issues and the number of years with open tax audits varies depending on the tax jurisdiction. Historically, the Group’s assessments in respect of the ultimate resolution of tax issues have been reasonably accurate. While it is often difficult to predict the final outcome or timing of resolution of any particular tax matter, the Group expects the resolution of current open tax issues not to be dissimilar from the historical trend.

Overview

Refocusing Strategy

In line with its strategy to focus on its three core business lines, the Group sold all of its grocery activities, excluding sauces, between 1997 and 2000, the majority of its glass containers business in July 1999 and, during the first half of 2000, concluded several agreements for the sale of a majority of its beer activities in Europe. Pursuant to these agreements, the Group sold to Scottish & Newcastle in 2000 all the tangible and intangible assets of its subsidiary Kronenbourg (with the exception of its brand names), its financing and distribution subsidiaries and its Belgian subsidiary Alken Maes. The Group sold the remaining assets of Kronenbourg, in particular the brands Kronenbourg and 1664, in September 2002. In parallel, the Group sold in 2002 its breweries in China and now its only asset in the beer business is its 33.34% ownership interest in the Spanish brewery, Mahou.

In April 2002, the Group sold the cheese and cured meat activities of Galbani to the private equity fund, BC Partners, and also during the first half of 2002 entered into distribution and cooperation agreements with The Coca-Cola Company for the sale and distribution of the Evian brand in North America and for the divestiture of 51% of Danone’s domestic bottled water activities in the United States.

The total proceeds of these divestitures were € 3,410 million in 2002 compared to € 218 million in 2001.

Acquisitions and Investments

As part of the Group’s growth strategy, Danone is continuously considering potential acquisitions. Danone may acquire an initial equity interest in a target company of less than 100%, including, as the case may be, a minority interest, and concurrently enter into agreements with other selling shareholders allowing Danone to increase its interest over time to obtain effective control, a majority interest or sole ownership.

Financial investments were € 495 million in 2002 compared to € 1,071 million in 2001. In 2002, the Group’s financial investments included primarily:

•	the acquisition of Frucor (Beverages—New Zealand) and Chateaud’eau International (Water—HOD—Europe);

•	the acquisition of approximately 10% of National Foods (Dairy Products—Australia) and of approximately 6% of Wimm Bill Dann (Dairy Products and Beverages—Russia); and

•	an increase in Danone’s holding of Zywiec Zdroj, which was already partly owned by the Group.

In 2001, the Group’s financial investments included primarily: (i) the acquisition of a 50% ownership interest in Pureza Aga, Mexico’s second largest supplier of large water containers for the home and office delivery markets; (ii) the acquisition of a 51% ownership interest in Zywiec Zdroj, the leader in bottled water in Poland; (iii) the acquisition of a 50.1% ownership interest in Al Safi Danone, a new company which retained certain activities of the Saudi Arabian company, Al Safi, a leader in the market for dairy products in Saudi Arabia; (iv) the acquisition of a 39% interest in Stonyfield Farm, the fourth leading brand name for yogurts and the largest organic yogurt producer in the United States; (v) the acquisition of a 51% interest in Djurdjura Danone, the leader in fresh dairy products in Algeria; and (vi) various increases in equity participation in companies already owned by Groupe Danone, such as the increase from 40% to 74% in the capital of Aqua, the leader in packaged water in Indonesia.

Capital Investments.    The capital invested during 2002 included significant investments in capacity in Asia for bottled water, investments in capacity in Europe to meet the growth of Actimel and investments relating to the reorganization of the Group’s European biscuit activities, in addition to the construction and outfitting of the worldwide research center Danone Vitapole.

Changes in Scope of Consolidation

In 2002 and 2001, the increase in net sales resulting from the consolidation of newly acquired businesses did not fully offset the loss of net sales resulting from divestitures, in particular the sale of the European beer activities, the domestic bottled water activities in the United States and the cheese and cured meat activities of Galbani. The impact, in terms of lost net sales, amounted to approximately € 865 million in 2002 compared to 2001, and approximately € 574 million in 2001 compared to 2000, taking into consideration the dates these operations were completed.

In 2002, Danone consolidated its European cheese and cured meat activities during the first four months of 2002 only, its bottled water activities in the United States during the first half only and has consolidated for the first time on a fully consolidated basis its beverage activities in New Zealand (Frucor).

These changes in the scope of consolidation have impacted all the line items of the balance sheet and statement of income of the Group.

Seasonality

Seasonal consumption cycles affect certain of Danone’s product markets, which can have an impact on Danone’s quarterly and annual results. In particular, the demand for water is at its peak during the second and third quarters of the year, and demand for biscuits is generally the strongest during the fourth quarter of each year. As a result, Danone typically records its lowest quarterly net sales during the first quarter of each year. In addition, cool summer temperatures may negatively impact sales of packaged water, and as a result, total net sales. Conversely, warmer temperatures can stimulate demand and thus favorably impact net sales.

Other Factors

Inflation has not had a material impact on the Group’s consolidated results of operations in the last three years, since the rate of inflation in the Group’s principal markets during such period has, on an overall basis, been relatively low. Other factors affecting Danone’s business activities and results of operations include raw material prices, competition, economic conditions and consumer spending power in countries where the Group operates, fluctuations in exchange and interest rates and certain government actions. For more information on how these particular factors may affect Danone’s business and results of operations, see “Item 3. Key Information—Risk Factors”.

The Euro

In anticipation of the introduction of the euro, the Group converted its information systems and internal operations, as well as that of its clients and suppliers, progressively between 1999 and 2001. In 2002, the Group concentrated on the consumers’ transfer to the euro, notably through agreements among various industry actors in France and Italy establishing a price stability period during the first quarter of 2002 and through promotional activities, often with an educational objective, such as promotions using rounded euro amounts.

The Group has not noted any significant changes in consumer trends in the European countries during 2002 due to the implementation of the euro.

Valuation of Intangible Assets

Exceptional impairment charges for goodwill and tangible and intangible assets for a total amount of € 808 million were recorded at December 31, 2002. These impairment charges are primarily due to the difficult economic conditions and significant currency devaluation in Latin America combined with a decrease in operating margins. See Notes 7 and 22 to the Consolidated Financial Statements for a more detailed description of impairment and amortization charges.

Exchange Rate

A significant part of the Group’s assets is located abroad and is denominated in currencies other than the euro. Up to 54% of the revenues of the Group for 2002 were booked in euro, the remaining 46% in other currencies, primarily the U.S. dollar, the Chinese yuan, the British pound and the Mexican peso. In addition, 36% of the Group’s operating income was denominated in currencies other than the euro. As a result, foreign exchange rate fluctuations against the euro could have a significant effect on the Group’s income statement. These fluctuations also have an effect on the value of assets and liabilities recorded in currency on the Group’s consolidated balance sheet. The strong devaluation of the Argentinean peso in 2002 led to a significant relative decrease of the net assets of Argentinean companies as recorded on the consolidated balance sheet of the Group and has also significantly reduced their contribution to the Group’s revenues and operating results.

Recent Events

International Developments

In November 2002, the Group entered into an agreement to purchase the entire equity capital of Sparkling Spring Water Holdings. The Sparkling Springs Water group has revenues of over € 100 million, principally in Canada, the United Kingdom, the United States and The Netherlands in the HOD sector. The sale was completed in January 2003 for a purchase consideration of approximately $360 million on a cash free/debt free basis.

Consolidated Results of Operations

The tables below present (i) the principal components of the Consolidated Financial Statements (net income in euro and as a percentage of net sales) and (ii) the Group’s net sales, operating income and operating margin by main business line and geographic area for each of the years ended December 31, 2000, 2001 and 2002. The information below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, included elsewhere in this annual report.

	Year ended December 31,
	2000		2001		2002
	(€ in millions, except percentages)
Net sales(1)	14,287	100.0%	14,470	100.0%	13,555	100.0%
Cost of goods sold	(6,973)	48.8%	(7,196)	49.7%	(6,442)	47.5%
Selling expenses	(4,453)	31.2%	(4,331)	29.9%	(4,170)	30.8%
General and administrative expenses	(950)	6.6%	(988)	6.8%	(964)	7.1%
Research and development expenses	(125)	0.9%	(126)	0.9%	(133)	1.0%
Other income and expense	(236)	1.7%	(220)	1.5%	(256)	1.9%
Operating income	1,550	10.8%	1,609	11.1%	1,590	11.7%
Non-recurring items	23	0.2%	(757)	5.2%	458	3.4%
Interest expense	(193)	1.4%	(180)	1.2%	(110)	0.8%
Provision for income taxes	(562)	3.9%	(416)	2.9%	(490)	3.6%
Minority interests	(130)	0.9%	(163)	1.1%	(182)	1.3%
Net earnings of equity method companies	33	0.2%	39	0.3%	17	0.1%

Net income	721	5.0%	132	0.9%	1,283	9.5%

(1)	Net sales are stated net of excise taxes and discounts, except for trade support actions that are generally invoiced by customers, and which are treated as selling expenses.

	Net Sales			Operating Income			Operating Margin(1)
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	(€ in millions, except percentages)
By Business Line
Fresh dairy products	6,530	6,945	6,295	712	790	802	10.9%	11.4%	12.7%
Beverages(2)	4,141	3,796	3,691	513	432	464	12.4%	11.4%	12.6%
Biscuits and cereal products	3,255	3,371	3,232	282	316	317	8.7%	9.4%	9.8%
Other food businesses	378	375	356	49	60	61	13.0%	16.0%	17.1%
Intra-group sales(3)	(17)	(17)	(19)	—	—	—	—	—	—
Unallocated expenses	—	—	—	(6)	11	(54)	—	—	—

Total	14,287	14,470	13,555	1,550	1,609	1,590	10.8%	11.1%	11.7%

By Geographic Area
France	4,298	4,022	4,202	526	462	494	12.2%	11.5%	11.8%
Rest of European Union	5,273	5,137	4,610	541	584	599	10.3%	11.4%	13.0%
Rest of the World	5,512	6,192	5,635	489	552	551	8.9%	8.9%	9.8%
Intra-group sales(3)	(796)	(881)	(892)	—	—	—	—	—	—
Unallocated expenses	—	—	—	(6)	11	(54)	—	—	—

Total	14,287	14,470	13,555	1,550	1,609	1,590	10.8%	11.1%	11.7%

(1)	Operating income as a percentage of net sales.
(2)	In 2000, the Group sold its European brewery activities.
(3)	Intra-group sales include sales of products between companies that are in different divisions.

Results of Operations for the Years ended December 31, 2001 and 2002

Net Sales.    Net sales are stated net of rebates and discounts, except for trade support actions that are generally invoiced by customers, and which are treated as selling expenses. Net sales decreased by more than 6.3% from € 14,470 million in 2001 to € 13,555 million in 2002. This decrease in net sales was due to a 6% internal growth more than offset by a significant negative impact of currency exchange rates (6.3%) and a net negative effect (6%) of changes in the scope of consolidation of the Group’s operations. The consolidation effect was explained by a loss in net sales (related to activities sold in 2002) greater than net sales generated from new acquisitions. The currency conversion effect was mainly due to the depreciation of the Argentinean peso and the Brazilian real as well as the appreciation of the euro against the U.S. dollar and currencies related to it. The 6% increase in consolidated net sales on a comparable basis was due in part to an increase in volumes (3.8%), and an increase in price per unit of goods sold (2.2%).

Geographically, internal growth in net sales was 5.7% in the European Union, 5.9% in France alone and 6.4% in the rest of the world.

The table below shows the increase in net sales in 2002 on a comparable basis, broken down by quarter, as compared to the corresponding quarter of 2001:

1st Quarter	4.1%
2nd Quarter	4.2%
3rd Quarter	7.8%
4th Quarter	8.1%

The first two quarters of 2002 were affected by the same trends observed in the third and fourth quarters of 2001, namely the continued impact on sales of competition in North America in bottled water, the weakening of the economic activities in Latin America and difficulties in China related to Robust, one of Danone’s beverage brands.

In the third and fourth quarter of 2002, after the deconsolidation of Galbani and of domestic bottled water activities in North America, the Group experienced accelerated growth, notably due to the growth of the fresh dairy product segment (which increased by 11.5% in the second half) and of the beverage segment, which grew by 8% in the second half, with most of the difficulties mentioned in the paragraph above having been addressed.

Cost of Goods Sold.    Costs of goods sold correspond to production costs, including costs of raw materials (food and packaging), labor costs and depreciation of production machinery. In absolute terms the costs of goods sold decreased by 10.5% from € 7,196 million in 2001 to € 6,442 million in 2002. As a percentage of net sales, costs of goods sold decreased from 49.7% in 2001 to 47.5% in 2002, representing an approximately 220 basis points decrease. This decrease was partly due to the removal of Galbani from the Group’s scope of consolidation since its cost structure was significantly different than the Group’s other activities. The decrease was also due to reduced raw material costs notably because of the optimization of ingredients and packaging used, the rationalization of flows of raw materials in collaboration with suppliers and continued efforts to increase productivity.

Selling, General and Administrative Expenses.    Selling expenses correspond to advertising and promotional expenses, distribution costs and costs relating to the sales force. In absolute terms, selling expenses decreased from € 4,331 million in 2001 to € 4,170 million in 2002. As a percentage of net sales, these expenses increased from 29.9% to 30.8%, due primarily to increased advertising and promotional campaigns.

General and administrative expenses decreased slightly in 2002 to € 964 million from € 988 million in 2001, representing 7.1% of net sales in 2002 compared to 6.8% in 2001. The increase as a percentage of net sales was mostly due to the strengthening of the Group’s resources that are essential to development, and the launch of the Themis, the Group’s information systems reorganization project.

Research and Development Expenses.    Research and development expenses increased 5.5% in absolute terms from € 126 million in 2001 to € 133 million in 2002 due to the increased investment in Danone Vitapole, the Group’s global multidisciplinary center. As a percentage of net sales, however, these expenses remained relatively stable at 1% for 2002 and 0.9% for 2001.

Other Income and Expense.    Other income and expense primarily includes employee profit sharing, brandname royalties and goodwill amortization. Expenses increased from € 220 million in 2001 to € 256 million in 2002. This increase was mainly a result of a decrease in the royalties received from Scottish & Newcastle for its use of the Kronenbourg brand and an increase of provisions for current assets, in particular for Latin American activities and the domestic bottled water activities in the United States.

Operating Income.    Operating income decreased 1.2% from € 1,609 million in 2001 to € 1,590 million in 2002.

Operating margin increased 61 basis points, from 11.1% in 2001 to 11.7% in 2002. The 61 basis points increase included 38 basis points from changes in the Group’s consolidation resulting from the divestiture of less profitable activities such as Galbani and bottled water activities in the United States, and included 23 basis points from the Group’s operating activity and notably from its growth and productivity efforts. Operational costs included the costs related to the Themis project, which negatively impacted operating margin by approximately 20 basis points.

Non-Recurring Items.    In 2002, non-recurring items consisted essentially of (i) net capital gains and losses totaling € 1,393 million, including mainly gains on the divestiture of beer brands and losses on water activities in the United States, among others, (ii) an exceptional impairment loss of € 829 million, mainly in Argentina, Brazil and Uruguay, where the goodwills and all the brands were fully written off, and (iii) costs of € 106 million for reorganization and integration of companies acquired (including € 32 million in restructuring costs related to the restructuring of the Group’s European biscuits activities, which could not be provisioned in 2001 in accordance with accounting rules). See Note 3 to the Consolidated Financial Statements for a detailed explanation of non-recurring items and their impact on the Group’s taxes, minority interest and net income.

Interest Expense.    Net interest expense decreased 39% from € 180 million in 2001 to € 110 million in 2002. This decrease reflected € 72 million in interest received from the companies of the Scottish & Newcastle group, compared to € 68 million in 2001. In addition, the decrease in the Group’s average debt due to divestitures was combined with the decrease in the Group’s average financing costs, resulting from the continually decreasing interest rates in 2002 and the issuance of convertible bonds at a low interest rate.

Provision for Income Taxes.    The Group’s provision for income taxes increased 17.8% from € 416 million in 2001 to € 490 million in 2002. The effective tax rate decreased from 61.9% in 2001 to 25.3% in 2002, due to non-deductible exceptional impairment loss with respect to goodwill in 2001 and 2002 and to the specific tax rates applied to capital gains and losses associated with divestitures. Excluding the impact of these two exceptional items, the effective tax rate decreased from 36.4% in 2001 to 35.4% in 2002, in particular due to a decrease in the French tax rate. See Note 25 to the Consolidated Financial Statements for a reconciliation of the French tax rate and the Group’s effective tax rate.

Minority Interests.    Minority interests increased 12% from € 163 million in 2001 to € 182 million in 2002. This increase resulted primarily from improved operating results of companies in which Danone holds significant minority interests (primarily in China, India and Spain).

Net Earnings of Equity Method Companies.    Net earnings of equity method companies decreased from € 39 million in 2001 to € 17 million in 2002. This decrease was principally due to restructuring costs born by BSN Glasspack, whose net income for 2002 was negative, partially offset by capital gains related to the sale of securities realized by the Spanish company, Mahou. Excluding the impact of exceptional non-recurring items amounting to € 33 million, net earnings of equity method companies was € 50 million, representing a 28% increase and reflecting improved profitability of the equity method companies, notably the fresh dairy product companies.

Net Income.    In 2002, the Group’s net income amounted to € 1,283 million. This included (i) € 1,782 million in capital gains related to the sale of Kro Beer Brands, which owns brands such as Kronenbourg and 1664, (ii) € 313 million in capital loss related to the sale of 51% of the activities Domestic Water USA pursuant to the agreement with The Coca-Cola Company, and (iii) € 808 million in exceptional impairment loss of goodwill and tangible and intangible assets relating to the Group’s activities in emerging countries. The aggregate of these non-recurring exceptional items, which amounted to € 455 million, is discussed in Note 3 to the Consolidated Financial Statements. Excluding these non-recurring items, net profit increased by 6.2%.

Net Income per Share.    The diluted net income per share increased from € 0.97 in 2001 to € 9.43 in 2002 due to significant exceptional non-recurring items both in 2001 and 2002. Excluding net capital gains associated with divestitures, impairment charges and restructuring costs, net income per share was € 6.11, an increase of 10.9% as compared to 2001, due to the increase in margins, the lowering of interest expenses and the effect of share buybacks.

Net Sales, Operating Income and Operating Margin by Main Business Line

Fresh Dairy Products.    Net sales of fresh dairy products decreased from € 6,945 million in 2001 to € 6,295 million in 2002, a 9.4% decrease with 11.4% negative impact from acquisitions and divestitures and negative currency exchange rate effect of 7.4%. On a comparable basis, net sales of fresh dairy products increased by 9.4% in 2002 compared to 6.8% in 2001. Net sales of yogurt and similar products recorded the highest growth with an increase of more than 10% of their revenues. All major geographic markets have contributed to this segment’s excellent results, with organic sales growth of more than 6% in each geographic market.

The 2002 results reflect the segment’s ability to innovate and expand the scope of its brands and key products, whether geographically or through the introduction of new products such as Taillefine Cremosso or drinkable yogurt products. Sales of Actimel, which is now sold in over 20 countries, increased by over 35% and represented net sales of approximately € 480 million. Sales of the low-fat product line Taillefine/Vitalinea and the health-oriented product line Bio/Activia each grew by more than 15%. The youth market product line Petit Gervais aux Fruits has shown continued dynamism notably due to the launch of drinkable yogurt products in Russia and Brazil.

Operating income improved 1.5% from € 790 million in 2001 to € 802 million in 2002 while operating margin increased from 11.4% in 2001 to 12.7% in 2002. This improvement was due to the positive impact of approximately 50 basis points related to the divestiture of Galbani. Excluding this divestiture, the improvement of operating margin was achieved by (i) the success of innovative products, such as the drinkable yogurt product line, (ii) the growth of products with strong margins such as Actimel or the success of the low-fat product line, (iii) the decrease in the price of milk in certain countries and (iv) an improvement in productivity. This business line has continued to benefit from its strong innovative potential and an organization that allows best practice exchanges among the Group’s subsidiaries.

Beverages.    Net sales of beverages decreased 2.8% from € 3,796 million in 2001 to € 3,691 million in 2002, with a 1.5% negative impact from acquisitions and divestitures and a negative currency exchange rate effect of 5.6%. On a comparable basis, net sales of beverages increased 4.3% in 2002 compared to 7.1% in 2001. Sales increased significantly in Europe despite unfavorable climate conditions, especially in Asia where sales increased by more than 10%. Innovation was a key element of this growth, in particular with the development of ready-to-drink tea product lines and juices in Asia, the flavored water segment in Europe and the introduction in numerous European countries of new 2-to-5 liter formats. In North America, however, HOD sales have slightly increased while sales of bottled water have decreased significantly.

Operating income for beverages increased 7.4% from € 432 million in 2001 to € 464 million in 2002 and operating margin increased from 11.4% in 2001 to 12.6% in 2002. The increase in operating margin resulted from higher sale volumes, the success of value added products and committed efforts for continued productivity, notably by optimizing logistics or reducing bottle weight. The divestiture of 51% of the domestic bottled water activities in the United States in the second half of 2002 also contributed to this improved operating margin.

Biscuits and Cereal Products.    Net sales of biscuits and cereal products decreased 4.1% from € 3,371 million in 2001 to € 3,232 million in 2002, with a negative impact from acquisitions and divestitures of 0.5% and a 6% negative exchange rate effect. On a comparable basis, net sales of biscuits and cereal products increased 2.4% in 2002, compared to 0.4% in 2001. This increase resulted from offsetting trends: continued increased sales in Asia, economic difficulties in Eastern Europe, significant decrease in sales volumes in Latin America due to difficult economic environment, and increased sales in Western Europe notably due to the sale of innovative products, and in particular with the success of the breakfast biscuits product line.

Operating income for biscuits and cereal products increased from € 316 million in 2001 to € 317 million in 2002. Operating margin increased from 9.4% in 2001 to 9.8% in 2002. This increase reflected the constant efforts to improve global productivity. Increased selling prices have offset the unfavorable trend of certain prices of raw materials, in particular cocoa and vegetable oils.

Other Food Businesses.    Net sales of other food businesses decreased by 5.1% from € 375 million in 2001 to € 356 million in 2002, with a 3.7% negative exchange rate effect. On a comparable basis, net sales of other food businesses decreased 1.4%.

Operating income for the other food business segment increased slightly from € 60 million in 2001 to € 61 million in 2002. Operating margin increased to 17.1% in 2002 from 16.0% in 2001, reflecting the rationalization of the lines of products offered.

Results of Operations for the Years ended December 31, 2000 and 2001

Net Sales.    Net sales are stated net of rebates and discounts, except for trade support actions that are generally invoiced by customers, and which are treated as selling expenses. Net sales increased by 1.3% to € 14,470 million in 2001 from € 14,287 million in 2000. This increase in net sales was due to a 5.1% internal growth and the slightly positive impact of currency exchange rates (0.4%) largely offset by a net negative effect (4.2%) of changes in the scope of consolidation of the Group’s operations. The scope of consolidation effect was explained by a loss in net sales (related to activities sold in 2000) greater than net sales generated from new acquisitions. The currency conversion effect is mainly due to the increased value of the U.S. dollar and currencies related to it offset in part by the decreased value of the Brazilian real and South African rand. This 5.1% increase in consolidated net sales was due to an increase in volumes (3.2%), and an increase in price of goods sold (1.9%).

On a comparable basis, consolidated net sales increased 5.1% in 2001 over 2000, compared to 7.0% in 2000 over 1999.

Geographically, internal growth in net sales was 4.7% in the European Union. France alone accounted for 3.5% of 2001 net sales growth and the rest of the world for 5.7%.

The table below shows the increase in net sales in 2001 on a comparable basis, broken down by quarter, as compared to the corresponding quarter of 2000:

1st Quarter	6.6%
2nd Quarter	5.7%
3rd Quarter	3.7%
4th Quarter	4.6%

After significant growth in 2000, 2001 was marked by a more difficult economic environment, particularly in the second half of the year, and by specific situations in several markets in which the Group operates and which impacted growth:

–	The announcement of the reorganization of the European biscuits and cereal products business during the second quarter led to work disruptions, notably in France and Hungary, which affected production and sales and resulted in a temporary decrease of market share for the Group.

–	The integration of certain business activities purchased from United Biscuits, over a year after the company was the object of a tender offer, was more difficult than expected, particularly in Poland and Northern Europe.

–	The deflationary environment exacerbated by the competition between Wahaha and Robust, the two leaders in the Chinese packaged water market (both controlled by Danone), weighed down the growth of the beverage subsidiaries in China.

–	The difficult economic situation in Argentina and the restrictions on the use of electricity in Brazil led to a significant decrease in the activity of certain subsidiaries, in particular Bagley in Argentina.

–	The increased competition in the U.S. market for packaged water which slowed down the growth of the Group’s brand names (Dannon, Sparkletts, Evian).

Despite these temporary difficulties, the sectors in which the Group focused its most significant efforts continued to experience high growth rates: 7.7% for yogurts and similar products (40% of which was accounted for by Actimel), 8.4% for packaged water and 7% for the brand name Danone, which represented 35% of the Group’s net sales.

Cost of Goods Sold.    Costs of goods sold corresponded to production costs, including costs of raw materials (food and packaging), labor costs and depreciation of the production machinery. Costs of goods sold increased 3.2% from € 6,973 million in 2000 to € 7,196 million in 2001. As a percentage of net sales, costs of goods sold increased 90 basis points in 2001, from 48.8% to 49.7%. This increase was primarily due to changes in the scope of consolidation of the Group’s operations since the cost of the goods sold associated with activities that were sold (beer, in particular) represented a smaller percentage of net sales than that of the businesses retained. Furthermore, the significant increase in food raw materials (such as milk) and packaging raw materials costs were balanced by continued efforts to increase productivity, by focusing on the improvement of industrial performance and the international program of optimizing purchases and by increasing selling prices.

Selling, General and Administrative Expenses.    Selling expenses corresponded to advertising and promotional expenses, distribution costs and structural costs relating to sales force. Selling expenses decreased from € 4,453 million in 2000 to € 4,331 million in 2001. As a percentage of net sales, these expenses decreased from 31.2% to 29.9%, due primarily to changes in the scope of consolidation, the sold beer activities having relatively higher distribution costs.

General and administrative expenses increased slightly in 2001 to € 988 million, or 6.8% of net sales, from € 950 million or 6.6% of net sales in 2000.

Research and Development Expenses.    Research and development expenses increased 0.8% from € 125 million in 2000 to € 126 million in 2001. As a percentage of net sales, however, these expenses remained relatively stable for both periods at 0.9%.

Other Income and Expense.    Other income and expense primarily included employee profit sharing, brandname royalties and goodwill depreciation. Other income and expense decreased from € 236 million in 2000 to € 220 million in 2001. This decrease was mainly a result of (i) an increase in goodwill depreciation costs from € 124 million in 2000 to € 149 million in 2001 related to various acquisitions during the year, (ii) the increased royalties (€ 50 million in 2001 compared to € 24 million in 2000) received from Scottish & Newcastle for its use of the Kronenbourg brand, and (iii) the decrease in the legally required employee profit sharing amount from € 122 million in 2000 to € 108 million in 2001, explained primarily by the disposal of the beer activities in France.

Operating Income.    Operating income increased 3.8% from € 1,550 million in 2000 to € 1,609 million in 2001. On a comparable basis, operating income increased 9.8%.

Operating margin increased 27 basis points (from 10.8% in 2000 to 11.1% in 2001), despite the worldwide price increase in plastic raw materials and in milk in Europe. The 27 basis points increase in the operating margin reflected a 21 basis points decrease resulting from changes in the Group’s consolidation, which was largely offset by an increase of 48 basis points in profitability of the operating activity.

Non-Recurring Items.    In 2001, non-recurring items consisted of (i) an exceptional goodwill impairment loss of Galbani for € 475 million, (ii) reorganization or integration costs of companies acquired for € 256 million, of which € 236 million related to the reorganization of the European biscuits and cereal product operations, and (iii) the unprovisioned balance of a fine levied by the European Commission for an alleged agreement relating to the beer market in Belgium for € 26 million.

Interest Expense.    Net interest expense decreased from € 193 million in 2000 to € 180 million in 2001. This decrease reflected the receipt of € 68 million in dividends in connection with the sale of European beer activities compared to € 38 million in 2000. In addition, the increase in the Group’s average debt resulting from external acquisitions and the share buyback program was in part offset by the decrease in the Group’s average financing costs, resulting from the continually decreasing interest rates in 2001 and the issuance of convertible bonds at a rate of 1.20%.

Provision for Income Taxes.    The Group’s provision for income taxes decreased 26.1% from € 562 million in 2000 to € 416 million in 2001 and included a tax credit of € 97 million in connection with reorganizations. Excluding capital gains and losses and one-time assets impairment charges, the effective tax rate decreased from 37.5% in 2000 to 36.4% in 2001, in particular due to dividends paid on the shares and other securities of Scottish & Newcastle, which were taxed at a reduced rate, and also as a result of decreased tax rates in France. Including capital gains and losses and one-time asset impairment charges, the Group’s effective tax rate was 61.9% in 2001 compared to 40.75 % in 2000. Goodwill depreciation, which is generally non-deductible, impacted the effective tax rate of the Group by approximately 6 points. Capital gains and losses associated with disposals were specifically taxed.

Minority Interests.    Minority interests increased from € 130 million in 2000 to € 163 million in 2001. This increase resulted from improved operating results of companies in which Danone held significant minority interests (primarily in China, India and Spain).

Net Earnings of Equity Method Companies.    Net earnings of equity method companies increased from € 33 million in 2000 to € 39 million in 2001. This increase was principally due to the € 7 million net positive effect of variations in the Group’s consolidation scope, in particular, the consolidation of Al Safi Danone.

Net Income.    In 2001, the Group’s net income amounted to € 132 million. This included the exceptional goodwill impairment of Galbani for € 475 million and the net costs of the reorganization for € 147 million after taxes and minority interests (for a total of € 757 million before taxes and minority interests), compared to € 1 million after taxes and minority interests (€ 64 million before tax and minority interests) in 2000. Excluding these non-recurring items, net profit increased by 8.3%.

Net Income per Share.    The diluted net income per share decreased from € 5.10 in 2000 to € 0.97 in 2001. This decrease reflects the impact of the non-recurring items mentioned above. Excluding net capital losses associated with disposals, net assets impairment costs and reorganization costs, net profit per share was € 5.51, an increase of 8.3% on a comparable basis. This increase resulted from the increase in net income excluding non-recurring items and the beneficial effects of the share buyback program.

Net Sales, Operating Income and Operating Margin by Main Business Line

Fresh Dairy Products.    Net sales of fresh dairy products increased from € 6,530 million in 2000 to € 6,945 million in 2001, a 6.4% increase with negative consolidation impact of 0.5% and positive currency exchange rate effect of 0.1%. On a comparable basis, net sales of fresh dairy products increased 6.8% in 2001 compared to 6.7% in 2000. Net sales of yogurt and similar products recorded the highest growth with an increase of 7.7%. Almost all of the Group’s companies experienced net sales increases, along with in many cases, an improvement in local market share.

Operating income improved 11.0% from € 712 million in 2000 to € 790 million in 2001 while operating margin increased from 10.9% in 2000 to 11.4% in 2001. This improvement was due to the positive impact of the introduction of new and innovative products such as the line of drinkable yogurt products, the growth of products with strong margins such as Actimel, increased advertising and improvement in productivity. These factors, together with a price increase for the Group’s products in certain countries, minimized the negative impact of higher raw material costs, mainly plastics and milk. This business line continued to benefit from its innovative potential and an organization that allowed best practice exchanges amongst the Group’s subsidiaries.

Beverages.    Net sales of beverages decreased 8.3% from € 4,141 million in 2000 to € 3,796 million in 2001, with a 15.8% negative scope of consolidation impact and a positive currency exchange rate effect of 1.4%. On a comparable basis, net sales of beverages increased 7.1%, including an increase of 8.4% for packaged water and 1.5% for other activities. In the European Union, packaged water continued to grow (up 10.1%), where the Group experienced a higher growth rate than the market average due to the strength of its brands and favorable product mix. Outside the European Union, net sales increased by 10.6% in Latin America, despite difficult economic conditions in Argentina, and by 15.9% in Asia.

Operating income for beverages decreased 15.8% from € 513 million in 2000 to € 432 million in 2001 and operating margin decreased from 12.4% in 2000 to 11.4% in 2001. This decrease results from the disposal of the European beer activities, consolidated for the first half of 2000 only. Excluding beer activities, operating margin increased slightly from 11.5% in 2000 to 11.7% in 2001 and benefited from the strong profitability of Aqua in Indonesia which compensated for the difficulties in North America and the negative impact resulting from the increase in prices in certain countries to offset increases in PET costs, and the continued efforts to optimize logistics and reduce bottle weight.

Biscuits and Cereal Products.    Net sales of biscuits and cereal products increased 3.6% from € 3,255 million in 2000 to € 3,371 million in 2001, with a positive scope of consolidation impact of 3.7% and a 0.5% negative exchange rate effect. On a comparable basis, net sales of biscuits and cereal products increased 0.4% in 2001, compared to 6.4% in 2000. This slight increase resulted from contrasting trends: increased sales in Asia (6.2%) and Eastern Europe (8.0%) offset by a 13.7% decrease in sales volumes in Latin America, particularly in Argentina.

Operating income for biscuits and cereal products increased 11.9% from € 282 million in 2000 to € 316 million in 2001, partly due to the consolidation of recently acquired activities. Operating margin increased from 8.7% in 2000 to 9.4% in 2001. This increase reflected the improvement in the profitability of subsidiaries in Asia and Russia and compensated for the difficulties in Latin America and the European Union, particularly in France, as well as the constant efforts to improve global productivity and the success of value-added products.

Other Food Businesses.    Net sales of other food businesses decreased by 0.8% from € 378 million in 2000 to € 375 million in 2001, with a 1.0% negative scope of consolidation impact and no exchange rate effect. On a comparable basis, net sales of other food businesses increased 0.2%.

Operating income for these activities increased 22.4% from € 49 million in 2000 to € 60 million in 2001. Operating margin increased to 16.0% in 2001 from 13.0% in 2000, reflecting the rationalization of the lines of products offered.

Liquidity and Capital Resources

Consolidated Cash Flows

At December 31, 2002, Danone had available cash, cash equivalents and marketable securities totaling € 3,369 million, compared to € 1,109 million at December 31, 2001. This significant increase is mainly due to the proceeds generated from divestitures that occurred in 2002.

Danone has historically generated and management believes that it will continue to generate in the future, sufficient amounts of cash from its operations to finance its operating expenses, capital investment needs, debt service and dividend payments. The table below presents information related to the consolidated cash flows for Danone for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Cash flows provided by operations	1,558	1,611	1,578
Net change in current working capital	(136)	629	63
Cash flows from operating activities	1,422	2,240	1,641
Capital expenditures	(798)	(737)	(603)
Free cash flow(1)	624	1,503	1,038
Net divestitures (acquisitions)	(2,137)	(853)	2,915
Dividends paid	(366)	(393)	(404)
Share repurchases	(169)	(921)	(786)
Increase in capital and capital surplus	554	46	47

Net financing surplus (requirements)	(1,494)	(618)	2,810

(1)	Free cash flow represents the cash remaining from operating activities after satisfying capital expenditures, including amounts generated by the securitization program, introduced in 2001, of € 21 million in 2002 and € 685 million in 2001.

Cash Flows Provided by Operating Activities

Cash flows provided by operating activities reflects cash generated from operations and net change in current working capital. In general, cash flow is lower in the first half of any given year compared to the second half of that year because of higher working capital needs in the beginning of the year due to (i) increased production in preparation for reduced plant activity and temporary plant closures during the summer vacation months, (ii) the build-up of water inventory for stronger consumption in the summer, and (iii) outstanding accounts receivable from sales realized in May and June as a result of seasonal variations.

Cash flows provided by operations decreased 2% from € 1,611 million in 2001 to € 1,578 million in 2002 due to divestitures that took place in 2002. Net change in working capital decreased by € 63 million. A securitization program covering account receivables was implemented in 2001. The net securitized receivables totaled € 706 million at December 31, 2002 (€ 685 million at December 31, 2001) compared to a maximum usable amount of € 760 million (see Note 13 of the Notes to the Group’s Consolidated Financial Statements).

Capital Expenditures.    Capital expenditures amounted to € 603 million in 2002 compared to € 737 million in 2001, representing 4.5% and 5.1% of net sales, respectively. See “—Overview—Acquisitions and Investments”. It is expected that in 2003, capital expenditures will amount to approximately 4.5% of net sales.

Financial Investments.    Acquisitions and financial investments in other companies totaled € 495 million in 2002 compared to € 1,071 million in 2001. The decrease in 2002 is explained by the fact that the Group completed a greater number of acquisitions in 2001. In furtherance of its strategy of internationalization, the Group has followed an active policy of development of its principal business lines internationally. For additional information on the Group’s acquisitions and divestitures, see above “—Overview—Acquisitions and Investments” and “—Recent Events”.

In addition, the Company has entered into several agreements to purchase interests held by third-party shareholders in certain subsidiaries, should these shareholders wish to exercise their option to sell their interests. These agreements are typically not subject to any specific deadline and, in any event, the potential cost of purchasing these shares will depend upon the rate of return and the financial situation of the subsidiary in question at the time that the option to sell is exercised. At December 31, 2002, management estimates the aggregate amounts susceptible to be engaged under these agreements to be approximately € 2 billion. Although the Company is unable to predict when, or if, such investments will be required, no material investment under these agreements is anticipated for 2003. The Company also plans to continue its strategy of international development whenever opportunities present themselves.

Share Buyback.    In 2002, the amount of Groupe Danone shares that the Company repurchased pursuant to its share buyback programs decreased compared to 2001. In 2002, the Company repurchased 6,049,058 shares, for a total amount of € 786 million, compared to 6,815,857 repurchased shares for a total amount of € 921 million in 2001.

Pursuant to a resolution to be submitted for approval by the Company’s shareholders at the next general meeting of shareholders to be held on April 11, 2003, the Company expects to be authorized to purchase up to 9,000,000 of its shares with a maximum purchase price of € 200 per share and a minimum sale price of € 120 per share. This authorization will void and replace the one which was granted by the general shareholders’ meeting on April 25, 2002. This authorization is granted for 18 months starting from April 11, 2003. This share repurchase program was described in an offering memorandum (note d’information) which received approval (visa) n° 03-139 of the COB on March 10, 2003. See “Item 10. Additional Information—Trading in the Company’s Own Shares.” To finance repurchases under this program, the Company may use available cash and/or resort to short or medium-term debt financing for any additional cash needs.

Other Financial Commitments. At December 31, 2002, the total aggregate amount of guaranteed and rental commitments is € 202 million for the years 2003 to 2006, and € 41 million beyond 2006.

Other Financing

Equity-linked Notes

During 2002, the Company issued three equity-linked OTC notes. These notes amount to a nominal value of € 200 million for the first offering and € 37.5 million for the second and third offerings and have maturity dates of between 18 and 30 months. At maturity, if the reference share price is between an agreed floor and an agreed cap share price, the notes will be redeemed at par value. If the reference share price is outside this range, the redemption price of the notes will be increased by 100% to 115% of the difference between the share reference price and floor or cap price, whichever is applicable. At the Company’s initiative, if the reference share price is outside the range fixed by the contract at the redemption date, the Company may redeem the notes at par value and buy shares of the Company at the floor price if the reference price is below the floor price or sell shares of the Company at the cap price if the reference price is above the cap price. At December 31, 2002, the Company held 2,105,114 treasury shares for hedging these equity-linked notes.

In addition, another equity-linked note issued in 2001 and amounting to € 200 million became redeemable on January 31, 2003 and was redeemed at par value.

Convertible Bonds

In June 2001, the Company issued bonds amounting to € 1,000 million and bearing interest at an annual rate of 1.2%. Those 5,076,142 bonds have a nominal value of € 197 and may be converted and/or exchanged into new or existing shares of the Company at the rate of one ordinary share per bond.

The bonds mature on January 1, 2007 and, at the option of the bondholders, become redeemable at par with the interest that has accrued since the interest payment date before the early redemption date until the effective redemption date, on June 19, 2003, on June 19, 2004 and on June 19, 2005. In case of default, the bonds shall be immediately redeemable.

At the option of the Company, the bonds become redeemable at par increased by the accrued interest from the interest payment date preceding the early redemption date until the effective redemption date with effect from January 1, 2005 until December 31, 2006, if the Company’s share price exceeds 30% of the early redemption price of each bond (for information only, € 259.17).

Other

A table setting forth long-term debt by maturity and currency is listed in Note 17 to the Consolidated Financial Statements.

At December 31, 2002, the Group’s investment securities include listed shares with a book value of € 399 million and a market value estimated at € 471 million. These shares are made up of strategic holdings within the framework of the businesses and developments of the Group (Yakult, Wimm Bill Dann, National Foods and others) and the shares of Scottish & Newcastle plc, acquired in 2000 in the initial stages of the divestiture of the European brewing activities.

Marketable securities include mainly certificates of deposit and money market funds with A-rated financial institutions, on which the Group’s exposure is limited. In addition, other financial assets include financial transferable securities to secure the mathematic reinsurance provisions.

Certain pension funds with a value of € 208 million are partly invested in equity securities, pursuant to the policy adopted by the trustees who manage these funds. See Note 18 to the Consolidated Financial Statements.

Long-term loans include € 364 million in vendor loans granted to companies held by leveraged buy out (“LBO”) funds as part of the divestiture of the Group’s glass container activities in 1999 and the cheese and cured meats activities of Galbani in 2002. The reimbursement of these debts depends on the future value of the assets acquired by the LBO funds, and the Company believes that these loans will be fully reimbursed.

Financial Condition

Danone’s consolidated net debt (defined as short-term debt and overdrafts, long-term debt and convertible bonds less cash, cash equivalents and marketable securities) decreased significantly to € 2,269 million at December 31, 2002 from € 4,827 million at December 31, 2001, corresponding to ratios of net debt to shareholders equity of 39% in 2002 (51% including the effect of the securitization program) and 72% in 2001 (82% including the effect of the securitization program).

The Company’s long-term debt is rated A+, and its commercial paper A1, by Standard & Poor’s. The Group’s financial objective includes the use of debt financing to lower the average cost of capital, while maintaining reasonable levels of indebtedness to protect its financial flexibility.

Danone maintains credit lines with banks and other financial institutions to ensure the availability of funding on an as-needed basis of medium-term credit lines. At December 31, 2002 and 2001, Danone had credit lines totaling € 2,900 million and € 2,960 million, respectively, of which it had utilized € 880 million at December 31, 2002 (€ 1,465 million at December 31, 2001). Also at December 31, 2002, the Group had funds of € 3,369 million (compared to € 1,109 million at December 31, 2001) to meet working capital needs and to take advantage of expansion opportunities.

Based on the above, Danone’s management believe that working capital is sufficient to meet the Company’s current requirements.

The April 11, 2003 annual general meeting of shareholders is expected to renew the authorization granted to the Company’s board of directors to issue ordinary bonds or subordinated securities with or without maturity dates up to a maximum nominal amount of € 2 billion or the equivalent in any other currency. This authorization is granted for five years starting from April 11, 2003, and cancels and replaces the authorization granted by the general meeting of May 29, 2001. The Company has in the past and may in the future, depending on market conditions, issue such securities pursuant to these authorizations.

Total Assets.    Total assets decreased € 1,605 million as a result of divestitures, exceptional impairment charges during 2002 and the effects of depreciation of most foreign currencies in which the Group operates against the euro.

Other than the shares of BSN Glasspack which were pledged to the financial institutions that finance this company, no material guarantee, warranty, pledge or other material promise has been made on any of the Group’s assets.

Within the framework of the securitization program, as described in Note 13 to the Consolidated Financial Statements, the Group sold € 706 million of net accounts receivable at December 31, 2002. The guarantee relating to the transferred receivables is included in the balance sheet under “trade accounts and notes receivable”.

Stockholders’ Equity.    Stockholders’ equity decreased € 860 million as dividends, share buybacks and translation adjustments (particularly against the Latin American currencies) were higher than net income.

Return on Invested Capital

For the fourth consecutive year, the Group recorded an increase in returns on invested capital from 9.3% in 2001 to 11.8% in 2002.

Return on invested capital is equal to the operating result after taxes and before goodwill amortization (including a portion of companies accounted for under the equity method) divided by the average of invested capital before goodwill amortization.

The average total shareholders’ return (calculated over a five-year period and taking into account the increase in share price and dividends, including the avoir fiscal tax credit but before investor taxes) was 11.1% in 2002 (22.2% in 2001).

Impact of Changes in Exchange Rates

The Group publishes its consolidated financial statements in euro. In 2002, approximately 54% of the Company’s subsidiaries’ net sales and 64% of their operating income were realized in euro-zone currencies. However, a substantial portion of the Group’s assets, liabilities, sales and earnings are denominated in currencies other than the euro or euro-zone currencies, particularly in U.S. dollar and U.S. dollar-influenced currencies, the British pound, the Chinese yuan or the Polish zloty. As a result, Danone is exposed to fluctuations in the values of such currencies against the euro with respect to the translation into euro of amounts to be reflected in its consolidated financial statements. In particular, the appreciation of the euro in relation to other currencies decreases the euro value of the contribution to Danone’s consolidated results and financial condition of subsidiaries which maintain their financial accounts in such other currencies.

Both the sales and expenses of the Group’s subsidiaries are denominated principally in the currencies of their home countries, except for imports, exports and financial transactions, which are hedged. As a result, Danone believes that its exposure to currency fluctuations has been, and will continue to be, limited locally. As a result of the Group’s strategy of international expansion, however, the proportion of the Group’s consolidated net sales, operating income and net income, represented by international operations is expected to increase. Changes in exchange rates can also lower the cost basis of certain of Danone’s competitors.

For the purpose of preparing its consolidated financial statements, Danone uses the exchange rate applicable at the end of the year for the consolidated balance sheets (except if high local inflation rates call for a different method) and the average exchange rate for the year (calculated by averaging the applicable rate at the end of each month during the year) for consolidation of income statements and cash flow changes.

In accordance with the Group’s accounting policies, differences resulting from translation into euro of the financial statements of foreign subsidiaries are accounted for under stockholders’ equity until such time as the foreign investments to which such differences relate are sold or liquidated. At December 31, 2002, the negative exchange difference relating to translation of euro zone currencies amounted to € 235 million compared to € 328 million at December 31, 2001. In addition, the negative exchange difference relating to the devaluation of Latin American currencies was € 1,191 million at December 31, 2002 (€ 386 million at December 31, 2001), due largely to the devaluation of the Argentinean peso. See “Item 3: Key Information—Risk Factors—The Group’s results of operations and financial condition could be harmed by changes in exchange rates”.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

In accordance with French law governing a société anonyme, a form of limited liability company, the Company’s affairs are managed by its board of directors, or conseil d’administration, and by its Chairman and Chief Executive Officer, who has full executive authority to manage the affairs of the Company, subject to the prior authorization of the board of directors or of the Company’s shareholders for certain decisions specified by law.

Under French company law the board of directors may elect one person to assume the position of Chairman and Chief Executive Officer or split these functions between two different persons (either the Chairman of the Board or another natural person bearing the title of Chief Executive Officer or Directeur Général). The Company’s articles of association, or statuts, were modified at the extraordinary shareholders’ meeting of April 25, 2002 to provide for such a choice. According to the Company’s statuts, the choice is made by the board of directors deciding with a majority of all members. The board of directors has decided not to split these two functions, which are currently performed by the same person.

Pursuant to the Company’s statuts, in addition to the appointment of Directeurs Généraux Délégués, the board of directors can appoint one or more Vice-Chairman. The Vice-Chairman’s seat comprises no particular powers other than chairing board meetings and general meetings if either the Chairman or the director temporarily acting for the latter, in compliance with law, are absent.

French law and the Company’s statuts permit the board of directors to delegate to up to five people, general or specific powers (Directeurs Généraux Délégués or Managing Directors). The Chief Executive Officer proposes the Directeurs Généraux Délégués or Managing Directors and the board of directors determines their specific management powers and responsibilities. Under French law, a Directeur Général Délégué, like the Chief Executive Officer, has broad powers to represent and bind the company in dealings with third parties. The Directeur Général Délégué may be removed by the board of directors at any time upon proposal of the Chief Executive Officer. The Directeur Général Délégué may be held individually responsible for his/her actions if they are deemed contrary to the company’s interests.

In consideration for their services on the board, directors are entitled to receive jetons de présence (“directors’ fees”). The total annual amount of jetons de présence is fixed by the shareholders’ meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. Subject to one exception below, a director may not vote for his or her own remuneration. If he or she does vote, the decision is void. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest. The Chairman of the Board, Chief Executive Officer and Managing Directors are entitled to receive remuneration or other additional amounts in addition to jetons de présence, under certain circumstances. Any additional remuneration is determined by the board of directors and therefore, in this case only, the Chairman of the Board, Chief Executive Officer, and Managing Directors may vote on a resolution concerning his or her remuneration.

Under French law, the board of directors prepares and presents yearly financial statements to the shareholders and call the shareholders’ meeting. In addition, the board of directors review and monitor the economic, financial and technical strategies of the company.

Meetings of the board of directors, which are held as often as required by the corporate interest, are normally convened and presided over by the Chairman. According to French company law, if the board of directors has not met for over two months, at least one-third of the members of the board may request that the Chairman convene the board regarding matters listed in the agenda for the meeting. The quorum is at least one-half of the members of the board and decisions are taken by a vote of the majority of the members present, deemed to be present, or represented by other members of the board of directors. The Company’s statuts permit that certain decisions be taken by the board of directors by means of a conference call, video communication or written consultation of the members. A director may give a proxy to another director by any written or electronic means, but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. A director may not vote for an arrangement or contract in which he or she is materially interested. If he or she does vote, the decision will be void.

Under French law and the Company’s statuts, the board of directors must give prior authorization for any security, pledge or guarantee by the company. This authorization is generally granted for a period of one year. If the security, pledge or guarantee has not been previously authorized by the board of directors, it shall have no effect with regard to the company.

Board of Directors

Pursuant to French law and the Company’s statuts, the board of directors may consist of three to 18 directors. The Company’s statuts provide that each director is elected by the shareholders at an ordinary general meeting of shareholders for a three-year term and is eligible for reelection upon expiration of such term. In 2002, directors were paid a total of approximately € 250,000 in attendance fees for their attendance at board meetings. At the shareholders’ meeting of April 11, 2003, there will be a resolution proposing to increase the aggregate amount of directors’ fees to € 500,000 for the 2003 fiscal year and the following fiscal year. A director who attended all meetings of the board of directors in 2002 received € 16,000 in director’s fees. Each director must own at least 1,000 shares of the Company throughout his term of office. In 2002, the board of directors of the Company held five meetings and the attendance rate was approximately 82%.

The statuts provide for the retirement age of the directors. Directors cannot be appointed if they are over 70 years old. The term of such director will automatically terminate at the end of the ordinary general meeting of shareholders held in the year during which the director has reached the age of seventy. However, according to the Company’s statuts, the general shareholders’ meeting may resolve that this age limit shall not apply to one or more directors who remain in office or may be re-appointed, provided the number of directors concerned by this provision does not exceed one-quarter of the directors in office.

In addition, according to the Company’s statuts, the Chairman of the Board, the Chief Executive Officer and Managing Directors may not be more than 65 years old.

The French Commercial Code (Code de Commerce) strictly forbids loans by the Company to a director. In addition, no company may provide overdrafts for directors or guarantee any director’s obligations. This prohibition also applies to specified executive officers (Directeurs Généraux and Directeurs Généraux Délégués), permanent representatives of companies on the board of directors, spouses or heirs of such persons, and other intermediaries.

The French Commercial Code and the Company’s statuts require any director, the Chief Executive Officer, one of its Managing Directors and one of the Company’s shareholders having a fraction of the voting rights greater than 5%, or if a shareholder company, the company controlling it, that are considering, either directly or indirectly, personally or through an intermediary, entering into an agreement with the Company, to inform the Company’s board of directors as well as its auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the board of directors and the director in question or person concerned may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general meeting of shareholders for approval once entered into, upon presentation of a special report from the Company’s auditors. Any agreement entered into in violation of these requirements may be declared void by the Commercial Court at the request of the Company or of any shareholder, if such agreement is contrary to the interests of the Company. Moreover, French law also states that agreements which are entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary are not subject to the prior authorization of the board of directors. Nevertheless, such agreements must be disclosed by the interested party to the Chairman of the board of directors. The list and purpose of such agreements must be communicated by the Chairman of the board to the board of directors and to the statutory auditors.

Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of the statuts or mismanagement. A director may be held liable for such actions both individually and jointly with the others directors.

The following table sets forth the names and ages of the directors of the Company, their principal occupation or employment, the dates of their initial election as directors and the years of expiration of their terms:

Name	Age	Principal Occupation or Employment	Director Since		Term Expires
Franck Riboud	47	Chairman and Chief Executive Officer (“Président Directeur Général”). Director: L’Oreal SA, Renault, Scottish & Newcastle Plc, Sofina, ONA, Quicksilver; Member of Supervisory Board: Accor, Eurazeo	1992		2004
Michel David-Weill	70	Vice-Chairman. Chairman: Lazard LLC; Managing Director: Lazard Freres & Co, LLC; Member of Supervisory Board: Eurazeo, Publicis Groupe	1970		2005
Jacques Vincent	57	Vice-Chaiman, Directeur Général Délégué. Director: CPGmarket.com, Mahou	1997		2005
Umberto Agnelli(1)	68	Chairman and Chief Executive Officer (“Administrateur Délégué”): IFIL S.p.A.; Chairman: Eurofind; Co-Chairman: Business Group Italia-Giappone; Vice-Chairman: Giovanni Agnelli e C.Sapaz; Vice-Chairman and Chief Executive Officer (“Administrateur Délégué”): IFI S.p.A.; Vice-Chairman and Director: Fondazione Agnelli; Director: Université Luiss, Worms & Co, Inc.; Member of Supervisory Board: Worms & Cie	1987		2005
Bruno Bonnell(1)	44	Chairman of the Board of Directors: Infogrames Entertainment; Director: Olympique Lyonnais; Member of the Supervisory Board: Pathe, Eurazeo	2002		2005
Emmanuel Faber	39	Senior Vice-President—Finance, Strategy and Information Systems. Director: Ryanair Holdings Plc; Member of the Supervisory Board: Legris Industries	2002		2004
Jean Gandois(1)	73	Vice-Chairman: Suez; Director: Air Liquide Italia, Société Générale de Belgique, Vigeo, Institut Curie; Member of the Supervisory Board: Eurazeo	1981		2005
Richard Goblet d’Alviella(1)	54	Chief Executive Officer (“Administrateur Délégué”): Sofina SA; Chairman of the Board of Directors: Sidro S.A.; Director: Delhaize Groupe, ADSB Telecommunications—Belgacom, Danone Asia Pte Ltd, Finasucre SA, Glace de Moustier sur Sambre, Henex S.A., Société de Participations Industrielles SA; Member of the Supervisory Board: Eurazeo	2003	(2)	2006
Christian Laubie	64	Chairman of the Board of Directors: Alfabanque; Director: BSN Glasspack	1985		2006	(3)

Name	Age	Principal Occupation or Employment	Director Since		Term Expires
Hakan Mogren(1)	58	Executive Deputy Chairman: AstraZeneca Plc; Chairman: Affibody AB, British-Swedish Chamber of Commerce, Sweden America Foundation; Director: Norsk Hydro ASA, Marianne and Marcus Wallenberg Foundation; Non-Executive Chairman: Reckitt Benckiser Plc; Executive Vice-Chairman: Gambro AB; Board Member: Investor AB	2003	(2)	2006
Jacques Nahmias(1)	55	Chief Executive Officer: Pétrofrance Chimie SA; Chairman of the Board of Directors : Casas Altas S.A., Promife S.A., Terminales Portuarias S.L., Vice-Chairman: Mercury Oil & Shipping Corporation	1981		2005
Benoît Potier(1)	45	Chairman of the Management Board: Air Liquide SA; Chief Executive Officer: Air Liquide International	2003	(2)	2006
Jérôme Seydoux(1)	68	Chairman of the Board of Directors: Pathé SAS; Vice-Chairman, Director and Chief Executive Officer (“Directeur Général Délégué”): Chargeurs SA; Vice-Chairman and Member of Supervisory Board: Mont-Blanc & Compagnie SA, Compagnie du Mont-Blanc SA; Member of Supervisory Board: Accor; Director: Compagnie Deutsch	1970		2006	(3)

(1)	Independent director as determined by the board of directors.
(2)	Subject to approval at the shareholders’ meeting of April 11, 2003.
(3)	Following a renewal to be proposed at the shareholders’ meeting of April 11, 2003.

The Company’s board also includes three honorary directors who serve in an advisory role: Daniel Carasso (Honorary Chairman), Yves Boël and Jean-Claude Haas.

At its meeting of February 13, 2003, the board of directors decided to submit to the shareholders’ meeting for approval the appointments of three new directors, following Edouard de Royère’s decision to resign from the board following the board of director’s meeting of April 11, 2003, and the expiry of the terms of Messrs. Yves Cannac and Philippe Lenain also following the shareholders’ meeting of April 11, 2003. The appointments of Messrs. Richard Goblet d’Alviella, Hakan Mogren and Benoît Potier are therefore the subject of the resolutions to be proposed to the general shareholders’ meeting on April 11, 2003.

The Company has developed a charter, which outlines the rights and responsibilities of directors and the principles governing the conduct of its executive officers. These guidelines were adopted at the directors’ meeting held on April 25, 2002. On February 13, 2003, further to the recommendations of the Nomination Committee and following the Bouton Report, a report issued in France to promote better corporate governance practices for listed companies, the board of directors evaluated its operating practices and decided to modify the Charter relating to directors of the Company to link the payment of a part of the directors’ fees (jetons de présence) to participation in meetings of the board and its Committees, and also to define the operations of the Group that are subject to prior approval of the board.

The board of directors applied the recommendation of the Bouton Report to evaluate the independence of the directors. However, the board of directors decided to progressively implement the recommendation of the Bouton Report relating to directors who have served as such for over 12 years and set itself an objective to implement this over a period of two years and provide for the development of the board accordingly. The board of directors also noted that the roles as directors that Messrs. Bonnell and Goblet d’Alviella occupy in companies in which Mr. Franck Riboud was also a director did not affect their independence. As a result of these decisions, the board reviewed the position of each of its directors and qualified eight of the thirteen directors on the board of directors, as of its composition at April 11, 2003, as independent provided the shareholders’ meeting of April 11, 2003 approves the new nominations (at December 31, 2002, seven of the thirteen were independent).

Executive Officers

Under the authority of Mr. Franck Riboud, the executive officers comprising the executive committee ensure the operational management of the Group. The executive officers implement the Group’s strategies as defined by the board of directors, approve the budgets, coordinate the planning and execution of the missions of each of the subsidiaries and business lines. The executive officers meet at least once a month.

The following table sets forth the names and ages of the executive officers of the Company and their current positions with the Company.

Name	Age	Position	Executive Officer Since
Franck Riboud	47	Chairman and Chief Executive Officer (Président Directeur Général)	1996
Jacques Vincent	57	Vice-Chairman and Directeur Général Délégué	1996
Jean-René Buisson	55	Senior Vice-President—General Secretary	1996
Georges Casala	61	Senior Vice-President—Internationalization Strategy	2000
Emmanuel Faber	39	Senior Vice-President—Finance, Strategy and Information Systems	2000
Jean-Louis Gourbin	55	Senior Vice-President—Biscuits and Cereal Products Worldwide	1999
Bernard Hours	46	Executive Vice-President—Fresh Dairy Products Worldwide	2001
Simon Israël	49	Senior Vice-President—Asia/Pacific	1997
Franck Mougin	44	Senior Vice-President—Human Resources	2002

On February 3, 2003, Mr. Pierre Cohade, 41, was appointed head of Water Worldwide. He replaces Mr. Pedro Medina who left the Group during 2002.

Franck Riboud, 47, has been Chairman and Chief Executive Officer (Président Directeur Général) since 1996. Mr. Riboud joined the Group in 1981 and has held several positions, including General Manager of Evian in 1990, and General Manager of Corporate Business Development in 1994 when he was responsible particularly for the internationalization of the Group. Prior to being appointed to his current position, he was Vice-President and General Manager and Member of the board of directors from 1994. Mr. Riboud holds a degree in engineering from Ecole Polytechnique in Lausanne.

Jacques Vincent, 57, was appointed Vice-Chairman and Directeur Général Délégué in 1998. Prior to this, he was a Vice-President—Fresh Dairy Products. Having spent most of his career with the Group, he occupied various positions as general manager of certain of its subsidiaries in France, Germany, Italy and the United States in the water and dairy businesses. Mr. Vincent holds a Master of Science from Stanford University, an engineering degree from the Ecole Centrale de Paris and a degree in economics.

Jean-René Buisson, 55, was appointed Senior Vice-President—General Secretary in October 2001. As such, he heads the newly created Corporate Public Affairs and Quality and Food Safety departments. He joined the Group in 1979 and occupied various positions as human resources manager and general manager of certain subsidiaries in France and Italy. In 1996, he was appointed Senior-Vice President—Human Resources. Mr. Buisson holds degrees in private law and labor law.

Georges Casala, 61, has been Senior Vice-President—Internationalization Strategy since 2000. He began his career in General Foods and joined Danone in 1973. Since then, he has held such positions as President and Chief Executive Office of the Dannon Company in the United States from 1982 to 1989, Vice President of Danone France since 1989 and Senior Vice President—Northern Europe since 1995. Mr. Casala is a graduate of the Ecole Supérieure de Commerce de Paris and holds a degree in economics.

Emmanuel Faber, 39, is Senior Vice-President—Finance, Strategy and Information Systems. He joined the Group in 1997 as Director of Development and Strategy and has held his current position since 2000. He began his career as a consultant with Bain & Co. then worked for Banque Baring Brothers in 1988. Subsequently, he became financial director and head of strategy of the Legris Industries Group in 1993 and later a member of the board of directors in 1994 and Managing Director of the Group in 1997. Mr. Faber is a graduate of the Ecole des Hautes Etudes Commerciales.

Jean-Louis Gourbin, 55, is Senior Vice-President—Biscuits and Cereal Products Worldwide. He joined the Danone Group in May 1999 as President of the Biscuit Division. Before joining Danone, he held a series of senior positions with Kellogg, serving as Marketing & Sales Director, Managing Director, and subsequently President and CEO of various subsidiaries. He was Executive Vice-President of the Kellogg Company during his last four years with Kellogg. Mr. Gourbin holds a post-graduate degree in economics from the University of Paris-Sorbonne.

Bernard Hours, 46, is Executive Vice-President for Fresh Dairy Products Worldwide. He joined the Group in 1987 following a career at Unilever. Since then, he held various positions within the Group, including several marketing positions at Kronenbourg, Evian and Danone France. He was also Managing Director of Danone Hongrie, Danone Allemagne, LU and Heudebert France. Mr. Hours is a graduate of the Ecole des Hautes Etudes Commerciales.

Simon Israël, 49, a New Zealand national, has served as Senior Vice-President—Asia/Pacific since 1999. Prior to joining the Company, he was President Asia Pacific for Sara Lee and held several managing and executive positions with Sara Lee in Indonesia, the Philippines and Japan.

Franck Mougin, 44, is Senior Vice-President—Human Resources. He has spent his entire career working in human resources, for several industrial groups. Mr. Mougin began his career with CGEE-Alsthom in 1981, before joining the Luchaire group. In 1983, he joined Matra Electronique as Human Resources Manager. From 1989 to 1995, he held the position of Human Resources Manager with Fruehauf France, and then with the Fruehauf-Trailor Group. Since 1995, he held successive positions as Human Resources Manager for Placoplatre, and then for the British Plaster Board Group (BPB) in London. Mr. Mougin holds a Masters degree in social law.

Directors’ and Executive Officers’ Compensation

In 2002, the aggregate amount of compensation paid by Danone to its executive officers and directors as a group (19 persons in all) for services in all capacities was € 9.3 million, including € 9 million to executive officers which includes € 4.5 million of bonus compensation. The aggregate amount paid by Danone for pension, retirement or similar benefits for the same executive officers and directors as a group in respect of the 2002 fiscal year was € 1.4 million.

Executive officers’ compensation amounts include a fixed element and a variable element representing between 40% and 60% of total compensation. The variable element is fixed on the basis of economic and individual objectives. The fees are determined and allocated by the board of directors on the basis of recommendations made by the Remuneration Committee.

In 2001 and 2002, the aggregate amount of compensation for services awarded to the directors was:

	Compensation and Other Benefits(1)
Name	2001	2002
	(in euro)
Franck Riboud	2,160,920	2,400,000
Jacques Vincent	1,372,021	1,500,000
Umberto Agnelli	19,056	16,000
Dominique Aubertin	15,244	8,000
Yves Boël	28,017	15,500
Bruno Bonnell(2)	—	12,000
Yves Cannac	19,056	24,000
Michel David-Weill	22,105	28,000
Emmanuel Faber	655,523	715,750
Luca Fossati(2)	9,528	—
Jean Gandois	24,391	24,000
Jean-Claude Haas	22,867	12,000
Christian Laubie	34,837	31,250
Philippe Lenain	15,244	16,000
Jacques Nahmias	15,244	16,000
Edouard de Royère	19,056	20,000
Jérôme Seydoux	19,056	21,000

(1)	Compensation includes gross salary, bonuses, indemnities and directors’ fees granted by the Company and its subsidiaries for the financial period. In the Group’s Annual Report for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on March 29, 2002, compensation included bonuses paid during a financial period for the previous financial period.
(2)	The replacement of Mr. Luca Fossati by Mr. Bruno Bonnell was approved by the shareholders’ meeting of April 25, 2002.

Employees at Groupe Danone benefit from the Groupe Danone standard employment contracts. However, while Franck Riboud and Jacques Vincent hold their positions as Président Directeur Général and Directeur Général Délégué, respectively, their service contracts with the Company are suspended. In the event that either of these two individuals no longer hold these positions, their service contracts with the Company will be reinstated. Emmanuel Faber continues to benefit from his service contract without interruption. These service contracts are the Groupe Danone standard employment contract, which provides that, if Groupe Danone terminates their employment or if they retire, Messrs. Riboud, Vincent and Faber will receive defined benefits according to their respective eligible period of service to the Company.

Committees of the Board of Directors

Audit Committee

The Audit Committee reviews and comments on the Company’s statutory and consolidated financial statements prior to their submission to the board of directors for approval. In addition, the Audit Committee ensures that (i) the management has maintained the reliability and integrity of the Company’s adopted accounting policies, (ii) that management has established internal control procedures that are sufficient to assure quality and compliance with all applicable laws, regulations and corporate policies concerning financial accounting, and (iii) the independence of our external auditors. The Committee also reviews internal and external audit activities and results, and performs specific assignments as requested by the board of directors. In 2002, members were paid € 4,000, with the Chairman receiving double that amount.

The Audit Committee met three times in 2002 with participation of independent accountants, who communicated to the Audit Committee the scope and results of their work. In addition, the interim and annual accounts were discussed with the Audit Committee, who made the necessary inquiries with the appropriate management and employees responsible for the preparation of the accounts regarding the application of critical accounting policies, especially those requiring the use of judgments and estimates, and regarding the disclosure of risks and financial commitments of the Group.

At December 31, 2002, the members of the Audit Committee were Jean Gandois (Chairman), Yves Cannac and Christian Laubie.

Mr. Richard Goblet d’Alviella is expected to become a member of the Audit Committee from April 11, 2003 as a replacement for Mr. Yves Cannac.

The board of directors considers that Mr. Christian Laubie is the “financial expert” of the Audit Committee, as he has extensive knowledge of generally accepted accounting principles, has applied them in the preparation of financial and consolidated financial statements, has implemented procedures of internal control and is familiar with the roles of the Audit Committee. Mr. Christian Laubie was the Chief Financial Officer for Groupe Danone from 1980 to 2000.

Compensation Committee

The Compensation Committee makes recommendations to the board of directors with respect to compensation paid and options granted to executive officers and held one meeting in 2002. Members are paid € 2,000 per year, with the Chairman receiving double that amount. At December 31, 2002, the members of the Compensation Committee were Mr. Michel David-Weill (Chairman), Mr. Jean Gandois and Mr. Jérôme Seydoux.

Nomination Committee

The Nomination Committee performs an advisory function for the board of directors. The Nomination Committee met three times in 2002. Members are paid € 4,000 per year, with the Chairman receiving double that amount. At December 31, 2002, the members of the Nomination Committee were Messrs. Michel David-Weill, the Chairman, Yves Cannac, Edouard de Royère and Jérôme Seydoux.

Mr. Benoît Potier is expected to become a member of the Remuneration Committee from April 11, 2003, since Mr. Edouard de Royère has decided to resign from his position as director and Mr. Yves Cannac’s position has not been renewed.

Share ownership

As of December 31, 2002, the total number of shares owned by the Company’s directors and executive officers as a group (19 persons) was 173,444 or 0.13% of the outstanding shares, not including 7,173,813 shares held by Eurazeo and Worms, in which Mr. Michel David-Weill and Mr. Umberto Agnelli, respectively, have direct and indirect interests. None of the Company’s directors or executive officers owns more than 1% of the Company’s outstanding shares.

Options

As of December 31, 2002, a total of 3,491,920 options to purchase existing shares were outstanding, of which 676,600 were held by the executive officers, and a total of 62,415 options to subscribe for newly issued shares were outstanding, of which 2,000 were held by the executive officers. During 2002, the grants and exercise of options were as follows:

	Options Granted(1)			Options Exercised(2)
Board Directors	Number of Options	Expiration Date	Exercise Price	Number of Options	Exercise Price
Franck Riboud	50,000	04/25/2010	€138.81	49,000	€53.66
Jacques Vincent	30,000	04/25/2010	€138.81	30,000	€66.77
Emmanuel Faber	20,000	04/25/2010	€138.81	—	—
Philippe Lenain	—	—	—	10,000	€53.66

(1)	Option Plan of May 29, 2001.
(2)	Option Plan of May 11, 1995 for the options exercise by Messrs. Riboud and Lenain, and Option Plan of May 14, 1997, for the options exercised by Mr. Vincent.

These options were granted by the board of directors pursuant to employee stock option plans adopted at the general shareholders’ meeting in May 1995, May 1997 and May 1999. Pursuant to each option plan, the board was authorized to issue options exercisable in the aggregate for up to 1.0% of the Company’s outstanding share capital at the date of issuance (plans adopted in May 1995 and May 1997) or up to two million shares at the date of issuance (plans adopted in May 1999 and May 2001), including all options already outstanding under the current and previous plans. Since March 1999, the exercise price for the options should be at least equal to the average price quoted for the shares on Euronext Paris during a period of 20 business days prior to the date of granting by the board. The options may only be exercised two years after their granting, unless in the case of an exception.

In 2002, a total of 94,800 options to purchase existing shares issued under the May 29, 2001 plan were granted at a weighted average exercise price of € 136.07 to the 10 employees of the Group, excluding directors (mandataires sociaux), who received the largest number of options, of which 49,000 were granted to three members of the Company’s executive committee.

During the same period, a total of 41,575 options giving a right to subscribe to shares and 72,800 options giving a right to purchase shares from the May 11, 1995, May 14, 1997 and May 19, 1999 plans were exercised at a weighted average exercise price of € 83.21 by the 10 employees of the Group (excluding mandataires sociaux), who subscribed or purchased the largest number of shares, of which 30,000 were exercised by an executive officer.

None of the Company’s directors or executive officers owns options that would, taking into account their current shareholding, entitle them to own more than 1% of the Company’s outstanding shares.

The following table sets out certain information relating to the various option plans as of December 31, 2002. Numbers prior to June 2000 were restated to give effect to the 2 for 1 stock split effected by the Company on June 5, 2000.

Option Plan	Options issuable		Meetings of the Board of Directors and Issue dates(1)	Options Issued	Expiration Date	Options Exercise Price per Ordinary Share	Number of Ordinary Shares subscribed or purchased by December 31, 2002	Balance of Ordinary Shares to be subscribed or purchased	Of which: Ordinary Shares Issuable to members of the Executive Committee	Of which: Number of Members of the Executive Committee who can exercise the Options
May 11, 1995	1,073,000	(2)		1,073,000			906,385	62,415	2,000	1
			09/05/1995	179,000	09/05/2001	€ 59.38	168,000	—	—
			01/31/1996	90,000	01/31/2002	€ 55.11	76,200	—	—
			03/19/1996	25,000	03/19/2002	€ 53.66	25,000	—	—
			05/02/1996	300,000	05/02/2002	€ 53.66	280,200	—	—
			09/04/1996	223,000	09/04/2002	€ 49.55	178,600	—	—
			12/11/1996	109,000	12/11/2002	€ 50.84	93,800	—	—
			03/17/1997	147,000	03/17/2005	€ 64.10	84,585	62,415	2,000
May 14, 1997	1,340,020	(3)(4)		1,340,020			408,900	931,120	133,000	7
			09/09/1997	320,000	09/09/2005	€ 66.77	173,050	146,950	—
			01/28/1998	80,000	01/28/2006	€ 77.98	—	80,000	70,000
			03/18/1998	389,000	03/18/2006	€ 88.50	150,650	238,350	39,000
			05/19/1998	5,000	05/19/2006	€ 102.14	—	5,000	—
			09/15/1998	137,000	09/15/2006	€ 116.17	36,000	101,000	2,000
			01/26/1999	139,600	01/26/2007	€ 111.51	18,200	121,400	—
			03/17/1999	80,400	03/17/2007	€ 113.51	13,200	67,200	—
			05/19/1999	189,020	05/19/2007	€ 123.97	17,800	171,220	22,000
May 19, 1999	1,693,790	(5)		1,693,790			62,740	1,631,050	394,600	8
			06/15/1999	207,000	06/15/2007	€ 128.38	12,540	194,460	—
			09/14/1999	19,700	09/14/2007	€ 120.31	1,200	18,500	—
			01/26/2000	333,340	01/26/2008	€ 116.18	5,000	328,340	183,600
			03/15/2000	224,800	03/15/2008	€ 103.06	44,000	180,800	11,000
			05/22/2000	41,600	05/22/2008	€ 127.01	—	41,600	—
			09/13/2000	120,700	09/13/2008	€ 155.82	—	120,700	—
			10/17/2000	2,400	10/17/2008	€ 153.80	—	2,400	—
			03/14/2001	744,250	03/14/2009	€ 147.14	—	744.250	200,000
May 29, 2001	2,000,000			929,750			—	929,750	149,000	6
			10/08/2001	155,600	10/08/2009	€ 141,63	—	155,650	—
			04/25/2002	656,800	04/25/2010	€ 138,81	—	656,800	140,000
			10/17/2002	117,300	10/17/2010	€ 121,52	—	117,300	9,000
Total				5,036,560			1,378,025	3,554,335	678,600	9

(1)	The options can be exercised as soon as they are issued by annual tranches for the May 1995 Plan. Since the May 1997 Plan, options may not be exercised until the second anniversary of the issue date, subject to certain exceptions.
(2)	Of a total of 1,452,782 options issuable under the May 1995 Option Plan, 379,782 options were not issued and ceased to be issuable in May 1997. Of the 1,073,000 options issued, 906,385 have been exercised, 11,000 can no longer be exercised because they expired on September 5, 2001 13,800 can no longer be exercised because they expired on January 31, 2002, 19,800 can no longer be exercised because they expired on May 2, 2002, 44,400 no longer can be exercised because they expired on September 4, 2002 and 15,200 can no longer be exercised because they expired on December 11, 2002.
(3)	Starting with the May 1997 Option Plan, the Company has granted options to purchase shares only.
(4)	Of a total of 1,549,170 options issuable under the May 1997 Option Plan, 209,150 options were not issued and ceased to be issuable on May 19, 1999.
(5)	Of a total of 2,000,000 options issuable under the May 1999 option plan, 306,210 options were not issued and ceased to be issuable on May 29, 2001.

Employees

At December 31, 2002, Danone had a total of 92,209 employees worldwide. The table below shows the total number of employees at year-end and the percentage of such employees by geographical region and business sector from 2000 through 2002.

	2000	2001	2002
Total number of employees	86,657	100,560	92,209
By Geographical Area:
France	13.5%	12.2%	13.3%
Rest of the European Union	18.8%	15.9%	12.6%
Central Europe	8.6%	9.9%	10.3%
China	29.7%	25.0%	24.1%
Rest of Asia-Pacific	9.3%	19.1%	21.4%
North and South America	20.1%	17.9%	18.3%

Total	100.0%	100.0%	100.0%

By Business Line:
Fresh dairy products	27.3%	24.0%	21.8%
Beverages	35.8%	42.3%	43.5%
Biscuits and cereal products	33.3%	30.4%	29.7%
Other food businesses	2.9%	2.5%	3.6%
Corporate functions	0.7%	0.8%	1.4%

Total	100.0%	100.0%	100.0%

Between 2000 and 2002, permanent employees (those with contracts for indeterminate duration (“contrats à durée indéterminée”) represented approximately 90% of the average workforce of the Group, the temporary employees representing 10%, equally distributed between part time employees and those with fixed term contracts (“contrats à durée déterminée”).

General Policy

Danone’s corporate culture is founded on both an economic and a social goal. As a result, the Group’s human resources policy is articulated around two principles: a full and complete involvement in operating decisions and the determination to uphold demanding social commitments.

Human resources are structured by business line and rely on the lateral structures of the main fields of wages, organization and know-how, integration of acquisitions, recruitment and management of managers. As a result, to attract talent from all over the world, the Group has developed an institutional communication campaign presented on the Internet by the website “danonepeople.com”. The development of resources is ensured by training and a quality management, for example, through tools such as “360°”personal assessments and coaching, which are currently offered to the Group’s executives and will soon be extended to all managers. Furthermore, human resources track the Group’s international development through (i) a global recruitment policy, (ii) promotion and mobility of the managers around the world, handled by a dedicated group, which organizes departures and returns, managing the administrative financial and human aspects and (iii) the integration of the newly acquired companies.

Social Policy

Group Danone’s Fundamental Principles.    The Group’s core principles are based on International Labor Organization conventions relating to minimum working age, forced labor, non-discrimination, safety and working conditions, working hours, freedom of association and the right to collective bargaining. These principles are minimum requirements to be met by all Group companies, related companies, partners, sub-contractors and suppliers. The implementation of a human resource and social policy is only valid insofar as the basic requirements are fulfilled by the employees of the Group and its partners. These requirements are safety and working conditions, welfare and wages.

Safety and Working Conditions.    Group policies regarding safety and working conditions apply to all employees, including temporary staff, interns and apprentices, who are all included in statistics, and to all Group companies, whether recently acquired or not.

Welfare.    Welfare covers areas as diverse as death benefits insurance, pensions, workplace accidents, access to medical care and insurance for business travel.

Wages.    Wages are a key factor in the Group’s human resource policies. The Group’s objective is to better attract and motivate employees. To that end, it offers attractive compensation packages relative to those available from leading companies in the countries where the Group operates.

In 2001, the Group introduced a worldwide classification system for all managers, enabling them to identify their precise ranking and related responsibilities.

In 2002 the Group’s personnel expenses, including social expenses, amounted to € 1,930 million compared with € 2,066 million in 2001. In addition, € 117 million was paid to the employees of the Group as part of the incentive and profit sharing schemes, compared with € 108 million in 2001.

Working hours.    Agreements for the reduction of the number of working hours were entered into during 1999 or prior to that in the French subsidiaries of the Group where, for the workers or employees, the weekly number of working hours was between 32.5 and 35 hours. The number of hours is calculated on a yearly basis of less than 1,600 hours and the working hours are adjusted according to the needs of the business. For managerial staff, the reduction implemented by the granting of additional rest days resulted in a number of worked days per year of approximately 209 to 212. The counter-side to the negotiations of these agreements was the freezing of wages, and limited increases for two years, an improvement of the organizations resulting in greater productivity and reactivity.

Dialogue with Unions.    Most of the non-managerial staff of the Group in Western Europe are represented by the principal national workers’ unions. In general, each subsidiary negotiates and establishes yearly company agreements with the relevant unions. In 1996 the Information and Consultation Committee whose members are representatives of the European unions was created. Regular dialogue exists since 1985 with the International Union of Food Workers (IUF) which has led to the implementation of six communal programs since 1988 relating to equal opportunities on the workplace, the availability of commercial and economic information, the recognition of union rights and informing representatives of the personnel in the event of a modification of the business which may affect jobs and working conditions.

Training.    More than ten years ago, the Company put into place a series of training sessions, in areas such as purchasing, marketing, human resources and financing that are run by professionals from various companies within the Group, with the assistance of outside specialists.

Leading Social and environmental responsibility.    In conducting business, the “Danone Way” is both a business conduct policy and a tool designed to assist the Group’s subsidiaries in addressing a number of ethical areas, such as employment policy, environmental and food safety issues.

These guidelines reflect the perspectives and particular concerns of key categories of stakeholders such as employees, consumers and clients, suppliers, stockholders, the community in general and the environment. Through Internet technology, all of the Group’s subsidiaries have access to this resource. For example, in the context of its social policies, the “Danone Way” is inspired by the texts from the International Labour Organization, which are considered basic benchmarks in all the countries where the Group operates. Evaluation of management and the Group’s human resource policy is based on 27 criteria set out in five chapters covering “Compliance with the law and respect for individuals”, “Implementing our values”, “Progress for organizations and employees”, “Cooperation and initiative for enhanced performance” and “Open lines of communication with employees and unions”.

For each stakeholder, each of the subsidiaries’ teams performs self-evaluations on the basis of a set of practices as defined by the Group and takes steps to improve. The “Danone Way” is an opportunity for the management teams of each of the subsidiaries to spread the Group’s culture to its managers and to lead discussions on its practices. Working groups bringing together individuals from different backgrounds are asked to contribute to the evaluation process. At the end of the process, the results are approved and endorsed by executives of each subsidiary who are responsible for developing plans of action if necessary.

The “Danone Way” was first introduced in 2000, trial-run in 2001 in approximately 10 subsidiaries and more fully deployed during 2002 so that now virtually all of the Group’s subsidiaries in Western Europe and North and South America have also implemented the “Danone Way”. To date, independent audits have been carried out in five of the subsidiaries to validate their self-evaluations. The “Danone Way” has enabled each subsidiary to identify strong and weak points in the different areas. It has also allowed them to prioritize and implement plans for improvement. This method should also enable the Group to establish a more precise reporting system in areas where quantification is not always possible or sufficient.

Measures Accompanying Restructuring.    In connection with the restructuring of certain of its operations, some of Danone’s subsidiaries have affected headcount reductions through early retirements, voluntary departures and lay-offs. To assist the employees concerned, Danone has created special programs providing employees with assistance and alternative employment opportunities in affected regions. Danone’s policy is to never leave an employee in a situation in which he or she must handle an employment problem without support. To this effect, Danone relies on two initiatives:

•	First, Danone relies on providing in-house solutions, accompanied by various relocation assistance measures, including for example relocation allowance, indemnification in the event of salary loss, organization of one or more reconnaissance trips for the employee and its family to the new location, and, for spouses, compensation of possible income loss, assistance in search for employment and financing of training.

•	Second, the Group relies on implementing external solutions for employees who cannot relocate or in the event of a shortage of in-house opportunities, by assisting employees who aspire to create their own businesses by means of technical assistance, and assisting in the search for alternative employment in other local businesses through the creation of employment centers. These centers are headed by the Company’s human resources personnel and other employment counselors. Their objective is to assist individuals concerned until their situation has been resolved by arranging jobs interviews, career evaluations and training, and by identifying opportunities available in a given area.

In order to compensate for the loss of economic activity and decrease in tax revenues for the regions affected, the Group undertakes various actions aiming at creating sources of permanent employment. These actions involve specific financial means for buyers of the facilities concerned.

In addition, Danone strives to reinforce the economic backbone of the labor markets affected through close collaboration with local authorities, assistance in the canvassing and the setting up of new businesses, technical support to local small- and medium-sized businesses that may be able to hire the relocated employees (monetary contribution, counseling by executives of the Group, staff trainings) and the financing of local infrastructures and initiatives.

In order to remedy the excess capacity in Europe, the Group began a reorganization of its biscuit activities in 2001. In the course of this reorganizations the following solutions were proposed to employees of the Group: an offer of employment at one of the Group’s other sites, two offers of employment from companies in the same region, with a guarantee that their salary will remain the same for a year, taking advantage of measures benefiting older employees for those employees over the age of 55 and assisting employees who aspire to create their own businesses by means of technical and financial assistance.

On January 29, 2003, the Group announced in a press release that five facilities to be closed would cease their activities during 2003. Five reindustrialization agreements have already been agreed upon, which should lead to the creation of 2,200 jobs by 2005, of which 1,300 in France. Furthermore, of the 2,025 employees affected by the reorganization of the biscuit activities in France and Europe, approximately three-quarters had found transfer solutions within or outside the Group.

Corporate citizenship.    Involvement in the community is both a necessity and a founding principle of the Group’s corporate culture. Generally speaking, the Group and its subsidiaries are involved offering support for public bodies, NGOs and local non-profit associations chosen for their commitment.

Local economic impact on emerging economies.    Over the past decade, the Company has set up operations in a host of emerging countries, with local production to meet domestic demand.

Publications.    Danone has been publishing a Social Responsibility Report since 1998, which presents the social and environmental impacts of the Group’s activities. This report is available at the offices of the Management of Sustainable Development and Social Responsibility, Groupe Danone, 7, rue de Téhéran, 75008 Paris.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of shares and voting rights by principal shareholders, as of December 31, 2002. To the best of the Company’s knowledge there are no shareholders whose beneficial ownership represents 5% or more of the Company’s share capital and voting rights.

Name	Number of Shares Beneficially Owned	Percentage of Shares Owned	Number of Voting Rights	Percentage of Voting Rights(1)
Eurazeo	5,446,347	3.97%	5,500,483	3.88%
Worms & Cie (“Worms”)	1,727,466	1.26%	3,454,932	2.43%
Caisse des Dépôts et Consignations	3,428,286	2.50%	3,428,286	2.42%
FCPE “Fonds GROUPE DANONE”	1,762,963	1.28%	2,883,237	2.03%
Public	116,926,771	85.13%	126,660,426	89.24%
The Company and its subsidiaries(2)	8,043,289	5.86%	—	—

Total	137,335,122	100.00%	141,927,364	100.00%

(1)	Double voting rights have been granted for each share fully subscribed, paid for, and beneficially owned by the same individual or entity for at least two years.
(2)	Including 1,441,030 shares (i.e. 1.05% of the capital) indirectly held.

As of December 31, 2002, pursuant to authorizations granted by the general shareholders’ meeting of April 25, 2002 or prior authorizations, the Group owned, directly or indirectly through its 55.96% owned Spanish subsidiary, Danone SA, 8,043,289 shares of Groupe Danone, representing 5.86% of its share capital of which 3,491,920 were held under stock purchase options granted to the Company’s senior management.

For a description of the Company’s share buyback program, see “Item 10. Additional Information—Purchase by the Company of its Own Shares.”

Significant Changes

Shareholdings

Worms & Cie, having exceeded 5% of the Company’s capital on April 9, 1999, held 1.26% of the capital and 2.43% of the Company’s voting rights at December 31, 2002. Eurazeo, having exceeded 5% of Danone’s capital on February 22, 2001, held 3.97% of the capital and 3.88% of the Company’s voting rights on December 31, 2002. FINDIM and its subsidiary AMERFINDIM, which together held 2.25% of the capital and 4.10% of the Company’s voting rights at December 31, 1999, reported on December 18, 2001 that they held less than 0.5% of the Company’s capital. The Caisse des Dépôts et Consignations, having exceeded 2.5% of the Company’s voting rights on January 31, 2002, reported on January 20, 2003 that they held 2.50% of the capital and 2.42% of the Company’s voting rights.

To the Company’s knowledge, there were no other significant shareholding changes during the past three years.

On November 30, 2002, the Company conducted a survey of its nominative shares. At this date there were approximately 220,000 identifiable holders of nominative shares.

Stock option and stock purchase plans

Stock option and stock purchase plans have been granted to the Company’s senior management, usually on a bi-annual basis. The duration of these plans was extended to eight years in 1997. The exercise price for the options must amount to at least the average price for the 20 trading days preceding the board of directors’ meeting which grants the options and may not be exercised for two years after the grant date, subject to certain exceptions.

The general meeting of shareholders authorized the board of directors to grant, once or multiple times, over a maximum period of 26 months, stock option and stock purchase plans subject to a limit of 1% of the Company’s share capital for the May 1995 and 1997 plans and a limit of 2 million shares for the May 1999 and 2001 plans.

Pursuant to these authorizations, the board of directors granted to the Company’s senior management stock options to acquire a total of 3,491,920 existing shares and to subscribe for a total of 62,415 new shares. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Options”.

The board of directors will propose to the general meeting of shareholders of April 11, 2003 a resolution for a new authorization of 26 months which will cancel and replace the authorization granted by the general meeting of shareholders of May 29, 2001 to grant, once or multiple times, stock purchase options subject to a limit of 2 million shares.

Shareholders’ Agreements

Because of certain cross-shareholdings between IFIL and Worms, IFIL and Worms have agreed to act in concert with respect to their holdings in the Company. To that end, IFIL, Worms and the Company entered into a

Shareholders’ Agreement on October 12, 1994 (the “IFIL/Worms Shareholders’ Agreement”) in which the parties agreed that the holdings of IFIL and Worms, taken together, will not exceed 5.80% of the Company’s capital. Following various transactions, the Company’s shares previously held by IFIL or Worms, are held by Worms & Cie., itself a majority-owned subsidiary of Group IFIL. The IFIL/Worms Shareholders’ Agreement expires on December 31, 2003.

Shares Held in the United States

For information on shares held in the United States, see “Item 9. The Offer and Listing—Price History of Shares.”

Related Party Transactions

During 2002, the board of directors authorized the Group to guarantee or be the surety for a number of financial transactions carried out by its specialized subsidiary Danone Finance, particularly within the framework of an issuance of Medium-Term Euro Notes amounting to up to € 3 billion. In addition, the board of directors authorized the Company to sign, in 2002, with Dannon Company a new service agreement amounting to € 1.5 million.

The transactions authorized by the board of directors during prior financial years and continued in 2002 relate to (i) management fees of € 9 million in relation to companies in the biscuits and cereal products business line, (ii) approximately € 11 million relating to management fees and to rebilling for a support contract (PET) relating to the European companies of the beverages business line and (iii) management fees of € 3 million relating to the companies of the fresh dairy products business line.

The Company has, from time to time and in the normal course of its business, entered into intra-group arrangements with its subsidiaries and affiliated companies, regarding, generally, sales and purchases of products and the provision of corporate services financed by management fee agreements, including treasury and financing services (including financial guarantees), research and development activities, etc. These arrangements are entered into on an arm’s length basis in accordance with the Company’s business practices.

In June 1998, the Company, Sofina, its wholly owned subsidiary Interamerican Finance and Danasia Participations, an affiliate of Sofina, entered into a memorandum of understanding regarding their respective ownership interests in Danone Asia Pte Ltd, a holding company for Groupe Danone’s investments in the Asia Pacific region. At December 31, 2002, Groupe Danone owned 90.34% of Danone Asia Pte Ltd. Under the terms of the memorandum of understanding, Sofina, Interamerican and Danasia have an option to sell to the Company, and the Company has an option to buy from them, their entire ownership interest in Danone Asia Pte Ltd. These options are exercisable until December 31, 2007 at a price to be determined based on an agreed upon formula, taking into account the then current market value of the shares, and pre-fixed floor and ceiling prices. In December 2001, the Company granted to Union Financière Boël pre-emptive acquisition rights at market value with respect to Sofina shares held by a subsidiary of the Company. Mr. Yves Boël, one of the Company’s directors until April 2002, was the Chairman of Sofina and the delegated Chairman, (“administrateur délégué”) of Union Financière Boël. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

In January 2001, the Company acquired an additional amount of shares in Edigio Galbani S.p.A., an important manufacturer of Italian cheeses, from Finanziara di Partecipazioni S.p.A., or IFIL, for a cash consideration of approximately € 147 million, bringing the Company’s ownership in Galbani to 100%. In June 2000, the Company had also acquired from IFIL additional shares in Galbani for a total cash consideration of approximately € 169 million. IFIL is the majority shareholder in Worms & Cie, an important shareholder of Groupe Danone. In addition, Mr. Umberto Agnelli, one of the Company’s directors is also chairman and a delegated director of IFIL and a member of the supervisory board of Worms & Cie. See “—Major Shareholders”

above and “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

In February 2001, the Company successfully completed a public takeover offer for the 11% shares of Mecaniver that it did not already own. See “Item 5. Operating and Financial Review and Prospects—Overview—Acquisitions and Investments” Mr. Yves Boël, one of the Company’s directors until April 2002, was also a director of Mecaniver. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

In December 2002, the Company acquired Chateaud’eau International, which owns the entire HOD activities of Ondeo, a subsidiary of the Suez Group. In addition, in July 2002, the Company entered into an agreement with Suez Industrial Solutions, a subsidiary of the Suez Group, for the energy management and industrial wastewater processing of the Group’s subsidiaries. Mr. Jean Gandois, one of the Company’s directors, is Vice-Chairman of the board of Suez.

Affiliates of Lazard Frères & Co. LLC and Lazard Frères & Cie regularly engage in financial and other transactions with and on behalf of Danone and its subsidiaries for which they receive arm’s-length negotiated compensation. Some of the Company’s directors are also partners of Lazard Frères & Cie and other affiliated entities, and several partners of Lazard Frères & Cie are directors of Eurazeo, one of Groupe Danone’s principal shareholders. See “—Major Shareholders” above and “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

Each of the above-referenced transactions was entered into on an arm’s length basis according to the Company’s normal business practices.

At December 31, 2002, the Group and its subsidiaries had no outstanding loans to directors or executive officers.

Sales by Directors (“mandataires sociaux”) of the Company

During the second half of 2002, four mandataires sociaux sold 76,411 shares of the Company for a weighted average price of € 128.32. At December 31, 2002, the mandataires sociaux certified that there were no imminent transactions concerning Company shares, whether purchases or sales.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” for a list of the financial statements filed with this annual report.

Dividend Policy

The declaration and amount of dividends to be paid on the shares in respect of any period are subject to the decision by the Company’s shareholders at an ordinary general meeting of shareholders. Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

Under French law and the Company’s statuts, the Company’s unconsolidated statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, less any contributions to legal reserves, is available for distribution to the shareholders of the Company as dividends, subject to other applicable requirements of French law and the Company’s statuts.

Pursuant to the Company’s statuts, the Company’s shareholders may determine at an ordinary meeting the portion, if any, of dividends that each shareholder may elect to receive in shares. For dividends distributed in respect of the years 1989 through 1995, each of the Company’s shareholders was given the option of receiving dividends in the form of cash or shares. Applications for dividend payments in the form of shares shall be submitted no later than three months after the date on which the General shareholder’s meeting is held. The board of directors does not intend to recommend a stock dividend in the near future.

Dividends paid to holders of shares or ADSs who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Under the Treaty between France and the United States for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital signed on August 31, 1994, and subject to certain procedures and exceptions, such withholding tax may be reduced to 15% for holders who are resident of the United States. French residents are entitled to a tax credit known as the avoir fiscal, the amount of which depends of the recipient of the dividends. Under certain tax treaties entered into between France and other countries, including the United States, such avoir fiscal may, in certain circumstances, be paid, net of withholding tax, to non-French residents. See “Item 10. Additional Information—Taxation—French Taxation—Taxation of Dividends” and “Item 10. Additional Information—Taxation—Taxation of U.S. Investors—Taxation of Dividends”.

Dividends paid to holders of ADSs are converted from euro to dollars and subjected to a charge by the depositary for any expenses incurred by the depositary in such conversion.

The following table sets forth the total dividends paid per share and per ADS for each year indicated, with and without the French avoir fiscal and before deduction of any French withholding tax, taking into account the 2 for 1 stock split effected by the Company on June 5, 2000.

	Dividend Per Share	Dividend Per Share Including Avoir Fiscal Calculated at the Rate of 50%(2)	Dividend Per ADS	Dividend Per ADS Including Avoir Fiscal Calculated at the Rate of 50%(2)
Year to Which Dividend Relates(1)	(€)	(€)	($)(3)(4)	($)(3)(4)
1998	1.50	2.25	0.36	0.53
1999	1.75	2.63	0.35	0.52
2000	1.90	2.85	0.36	0.54
2001	2.06	3.09	0.41	0.62
2002(5)	2.30	3.45	0.48	0.72

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2)	Any payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, will be made only following receipt by the French Tax Administration of a claim for such payment filed by shareholders entitled to such payment, and is generally not expected to be paid before 12 months after the filing of such claim, and after the close of the calendar year in which the respective dividends are paid. Certain holders of shares or ADSs will not be entitled to payments of avoir fiscal or will be entitled to an avoir fiscal at a different rate. See “Item 10. Additional Information—Taxation—French Taxation” and “Item 10. Additional Information—Taxation—Taxation of U.S. Investors.”
(3)	Periods prior to 2002 translated solely for convenience from French francs or euro into dollars at the Noon Buying Rates on the respective dividend payment dates, or on the following business day if such date was not a business day in France or the United States. For convenience only, avoir fiscal amounts have been translated into dollars at the Noon Buying Rates on such dates although such amounts are paid subsequent to such payment dates. The Noon Buying Rates may differ from the rate that may be used by the Depositary to convert euro to dollars for purposes of making payments to holders of ADSs. Figures for 2002 translated solely for convenience at the Noon Buying Rate on December 31, 2002 of $1.0485 per € 1.00.
(4)	As each ADS represents one-fifth of one share, the amount of dividends per share has been divided by five to obtain the historical dividends declared per ADS.
(5)	Dividends to be proposed at the shareholders’ meeting to be held on April 11, 2003.

Legal Proceedings

In connection with guarantees given under its agreement with Scottish & Newcastle for the divestiture of its European beer activities, Danone has assumed responsibility for certain liabilities relating to the European

Commission’s investigation concerning alleged anti-competitive practices in contravention of Article 81 of the Treaty of Rome. On December 5, 2001, the Commission concluded that anti-competitive practices in Belgium had occurred and imposed a fine of € 44.6 million on Group Danone. The entire amount was provisioned in the Group’s accounts at December 31, 2001 and was paid in 2002. The Group has launched a procedure seeking to reduce the amount of this fine in February 2002, the outcome of which is still pending.

In addition, the European Commission is investigating alleged understandings among beer market participants in certain European countries, and has begun to investigate principal market participants in certain countries, notably in France. If it was to find evidence of an understanding, the Commission could, under Article 15(2) of Regulation 17/62, impose sanctions on businesses found to be guilty of participating in such an understanding of up to 10% of their revenue. At this stage, it is impossible to predict the outcome of these inquiries, the dates when they will be concluded, or their eventual effect on the Group and therefore no provision has been recorded in the Group’s accounts.

The Company and its subsidiaries are also parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of divestitures completed between 1997 and 2002. In a few cases, substantial amounts of damages are sought. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it. While Danone can not foresee the outcome of any such litigation, management believes that the final outcome of these proceedings will not have a material adverse effect on the Group’s consolidated financial position or results of operations.

Item 9.     The Offer and Listing

Price History of Shares

The principal trading market for the shares is the Euronext Paris SA, or Euronext Paris, the French integrated national dealing system through which trading in all French listed securities occurs. The shares are traded on the Premier Marché and were among the first to be included in the CAC 40 Index, the principal stock exchange index published by Euronext Paris, the market entreprise, which manages and operates the French stock exchange markets. Since September 25, 2000, the shares are eligible to deferred settlement service. The shares are included in the Eurostoxx 50 index and Dow Jones Sustainability Group Index since September and October, 2000, respectively. The shares are also included in the Euronext 100 index. The shares are also traded on the London, Brussels and Swiss stock exchanges.

Since December 1990, the Company has a sponsored American Depositary Receipts, or ADRs program in the United States with Citibank, N.A., as depositary. The American Depositary Shares or ADSs issued pursuant to such program have been registered with the Securities and Exchange Commission under a Registration Statement on Form F-6. Each such ADS represents one-fifth of one share. Since November 20, 1997, the ADSs have been listed on the New York Stock Exchange under the symbol “DA”.

As of December 31, 2002, 8,068,195 ADSs were outstanding, representing approximately 1.17% of the Company’s outstanding shares and there were 157 holders of record of ADSs. As of December 31, 2002, there were also approximately 133 holders of record in the United States of the Company’s shares.

The table below sets forth the reported high and low sales prices and average daily trading volume for the shares reported by Euronext Paris and for the ADSs on the New York Stock Exchange for the periods indicated.

	Euronext Paris		New York Stock Exchange
Calendar Period	High	Low	High	Low
	(in €)		(in $)
Monthly
March 2003 (through March 17, 2003)	115.80	104.20	24.58	23.26
February 2003	118.50	106.20	25.25	23.15
January 2003	132.3	113.4	27.5	24.8
2003
December 2002	133.7	124.1	26.7	25.7
November 2002	135.4	127.6	27.0	26.0
October 2002	131.6	116.3	25.8	23.2
September 2002	130.6	181.1	25.3	23.6
2002	150.4	109.4	27.7	22.2
First quarter	139.4	125.2	24.6	22.2
Second quarter	150.4	132.7	27.7	23.7
Third quarter	141.3	109.4	27.5	22.3
Fourth quarter	135.4	116.3	27.0	23.2
2001	163.3	124.9	30.2	22.3
First quarter	163.3	132.1	30.2	24.1
Second quarter	162.1	131.7	27.4	24.0
Third quarter	162.8	131.0	27.6	25.2
Fourth quarter	146.3	124.9	26.4	22.3
2000	173.1	90.2	30.7	17.7
1999	137.6	102.9	29.4	23.2
1998	143.7	78.4	30.6	17.1

Sources: Euronext Paris S.A. and Bloomberg.

On March 17, 2003 the last reported listed price of the Company’s shares on Euronext Paris was € 115.80 per share and the last reported listed price of the Company’s ADSs on the New York Stock Exchange was $ 24.58 per ADS.

Plan of Distribution

Not applicable.

Nature of Trading Market

General

On September 22, 2000, upon successful completion of an exchange offer, the Paris Bourse SBF SA, or the SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris. Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms; NSC is the common platform for trading and Clearing 21 for the clearing. In addition, Euronext Paris anticipates, but not before 2008, the implementation of central clearinghouse, settlement and custody structures over a common system. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’ trading markets as well as the regulation of those markets.

Euronext N.V. is listed on the Premier Marché of Euronext Paris since July 2001. In January 2002, Euronext N.V acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivatives market. The combination of LIFFE and Euronext N.V. will enable it to treble the volume of derivatives business conducted through LIFFE CONNECT™ trading platform.

Since February 6, 2002, Bolsa de Valores de Lisboa e Porto (BVLP) has become a wholly-owned subsidiary of Euronext N.V. and has therefore been renamed Euronext Lisbon.

Euronext Paris

Securities approved for listing on Euronext Paris are traded on one of three regulated markets: Premier Marché, Second Marché and Nouveau Marché. The securities of most large public companies, including the Company, are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC, which is also operated by Euronext Paris. Securities listed on Euronext Paris are placed in one of two categories depending on the volume of transactions. The Company’s shares are listed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be placed in Continu is 2,500 trades.

Securities listed on the Premier Marché are traded through authorized financial institutions that are members of Euronext Paris. Trading on the Premier Marché and the Second Marché takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed and a closing auction at 5:30 p.m. Any trade of securities effected after the close of a stock exchange session is recorded on the next Euronext Paris trading day at the previous session’s closing price for the relevant security. Euronext Paris publishes a daily official price list that includes price information concerning listed securities. Euronext Paris has introduced continuous electronic trading during trading hours for most actively listed securities.

Trading in the listed securities of an issuer may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day’s closing price or once trading has begun, Euronext may suspend trading for up to four minutes. Once trading has commenced, further suspensions for up to 4 minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price which caused the first trading suspension. Euronext Paris may also suspend trading for a four minute period if trades are bound to breach the so-called “dynamic” thresholds, set at 2% plus or minus the last trade price. Euronext Paris may also suspend trading of a listed security in certain other circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des Marchés Financiers and the Commission des Opérations de Bourse (the “COB”) may also suspend trading.

Since September 25, 2000, all trading on the Premier Marché is performed on a cash-settlement basis on the third trading day after the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (Service à Règlement Différé or SRD) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market (formerly, Marché à Règlement Mensuel). The SRD is reserved for securities which are either (1) SBF 120 components or (2) have both a total market capitalization of at least € 1 billion and represent a minimum daily trading volume of € 1 million and which are normally cited on a list published by Euronext Paris. The Company’s shares are eligible for the deferred settlement service. Investors can elect on the determination date (date de liquidation), which is at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

Prior to any transfer of securities held in registered form on the Premier Marché, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Securities transactions are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trading securities listed on the Premier Marché are cleared and settled through Clearing 21 and Euroclear France S.A. using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.

Ownership of equities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of security is traded on a deferred settlement basis during the month a dividend is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s accounts will be debited by the same amount.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10.     Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

For the Company’s registry and number, please see “Item 4. Information on Groupe Danone—History and Development” and for the Company’s corporate purpose, refer to Article 2 of the Company’s statuts. An unofficial English translation of the statuts is included as an exhibit to this annual report.

The section below is a summary of the material information concerning the Company’s share capital, together with material provisions of applicable French law and the Company’s statuts. Such description of the Company’s share capital and information does not purport to be complete and is qualified in its entirety by reference to the Company’s statuts. You may obtain copies of the Company’s statuts in French from the Greffe du Registre du Commerce et des Sociétés de Paris, France or by writing to Danone, Direction Relations Investisseurs, 7, rue Téhéran, 75008 Paris, France. Please refer to those full documents for additional details.

Board of Directors

For a complete description of directors’ powers under French law and Danone’s statuts, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

Share Capital

At December 31, 2002, the Company’s share capital totaled € 137,335,122 divided into 137,335,122 outstanding common shares of the same class with a nominal value of € 1.0 per share. All the outstanding shares are fully paid. The Company’s share capital has not changed as of the date of this annual report. The Company’s statuts provide that shares may be held in registered or bearer form, at the option of the shareholder.

Shareholders’ Meetings and Voting Rights

General

In accordance with French law, there are two types of shareholders’ general meetings, ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors,

•	allocating fees to the board of directors,

•	appointing statutory auditors,

•	approving the annual financial statements,

•	declaring dividends and authorizing dividends to be paid in shares, and

•	issuing debt securities.

Extraordinary general meetings of shareholders are required for the approval of matters such as:

•	changing the Company’s statuts, the corporate purpose and/or the name of the Company,

•	approving mergers in which the Company is not the surviving entity or in which the Company is the surviving entity but in connection with which the Company is issuing a portion of its share capital to the acquired entity,

•	increasing or decreasing the company’s share capital,

•	creating a new class of equity securities,

•	authorizing or approving the issuance of investment certificates or convertible or exchangeable securities of any other securities giving rights to equity securities, and

•	the voluntary liquidation of the Company prior to the end of its statutory term.

Special meetings of shareholders of a certain category of shares are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders’ general meeting affecting these rights are effective only after the approval by the relevant special meeting.

Annual Ordinary Meetings

French law requires the board of directors to convene an annual ordinary general meeting of shareholders to approve the annual financial statements. This meeting must be held within six months of the end of the Company’s fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The board of directors may also convene an ordinary or extraordinary general meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to call such a meeting, the Company’s statutory auditors may call the meeting. In case of a bankruptcy, the liquidator or the court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of the Company’s share capital,

•	the auditor,

•	the worker’s committee,

•	any interested party in cases of urgency,

•	certain duly qualified associations of shareholders who hold their shares for at least two years in registered form and who together hold 1% of the voting rights of the Company, and

•	majority shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

Notice of Shareholders’ Meetings

The Company must announce general meetings of shareholders at least 30 days in advance by means of a preliminary notice which is published in France in the Bulletin des annonces légales obligatoires, or BALO. This preliminary notice must be sent to the COB. It must contain, among other things, the time, date and place of the meeting, the agenda of the meeting and a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

At least 15 days prior to the date set for a general meeting of shareholders on first call, and at least six days before any second call, the Company must send a final notice (avis de convocation) containing, among other things, the final agenda and other information for the meeting. This notice must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the issuance of the notice and published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which the Company is registered, as well as in the BALO, with prior notice having been given to the COB.

Additional resolutions to be submitted for approval by the shareholders at such meeting may be proposed to the board of directors within 10 days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of share capital, or

•	a duly qualified association of shareholders who have held theirs shares in registered form for at least two years and who together hold 1% of the Company’s voting rights, and

•	the worker’s committee.

The board of directors must submit these resolutions to a vote of the shareholders.

During the 15 days preceding a shareholders’ meeting, any shareholder may submit to the board of directors written questions relating to the agenda for the meeting. The board of directors must respond to these questions.

In general, shareholders can only take action at shareholders’ meeting on matters listed on the agenda for the meeting. In exception to this rule, shareholders may take action with respect to the dismissal of directors and to the appointment of new directors even though these actions have not been included on the agenda.

Attendance and Voting at Shareholders’ Meetings

Attendance and exercise of voting rights at ordinary general meetings of shareholders and extraordinary general meetings of shareholders are subject to certain conditions specified by French law and the Company’s statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting of shareholders or to vote by videoconference or any other means of telecommunication which allows the shareholder to be identified.

In order to participate in any general meeting of shareholders, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by or on behalf of the Company by an agent appointed by the Company no earlier than five days prior to the date set for the meeting (i.e. four days before the 2003 general shareholders’ meeting).

A holder of shares in bearer form must obtain a certificate from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares. This certificate must indicate the number of bearer shares owned by such holder and must state that such shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting no earlier than five days before the meeting (i.e. four days before the 2003 general shareholders’ meeting).

According to French law and the Company’s statuts, any shareholder voting by correspondence or by proxy and presenting a certificate issued by the depositary attesting that the shares are blocked, may transfer all or part of the shares with which it voted by correspondence or for which it appointed a proxy, upon the condition that it provides the Company’s authorized agent with details enabling the shareholder to cancel its vote or proxy and change the number of shares and corresponding votes no later than the day before the general shareholders’ meeting.

Proxies and Votes by Mail

In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary have the right to participate in general meetings of shareholders.

Shareholders may vote either by proxy or by mail or by any means provided for by the statuts, including by remote data transmission to the Company (internet) of the correspondence ballot papers or a proxy form pursuant to applicable laws and regulations, unless one or more shareholders representing one-tenth of the Company’s capital request a sent ballot.

Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at the Company’s registered office or at such other address indicated on the notice convening the meeting prior to the date of the meeting (i.e. four days before the 2003 general shareholders’ meeting). A shareholder not domiciled in France as defined by the French Civil Code (Code Civil) may be represented at a shareholders’ meeting by an intermediary registered under the conditions set forth by the legal and regulatory provisions in force. This shareholder will therefore be considered to be present at the meeting for the computation of the quorum and the majority. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send the Company a blank proxy without nominating any representative. In this case, the Chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.

With respect to votes by mail, the Company must send shareholders a voting form. Votes by mail must be received at such address at least three days prior to the date of the meeting. The deadline for the Company to receive proxy forms for votes by mail or by proxy is determined by the board of directors and published in the Notice of the meeting in the BALO.

The board of directors may decide that votes submitted during the general meetings of shareholders may be sent by remote data transmission pursuant to applicable regulations.

Subject to the limitations described below, each share confers on the shareholder the right to one vote. Under French law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and are not counted for quorum or majority purposes.

The Company’s statuts provide that each registered and fully paid-up share held in the same name for at least two years shall entitle the holder thereof to double voting rights at a meeting of shareholders, although the right is extinguished if the shares are held in bearer form. The Company’s statuts also provide that no shareholder shall be able to exercise, directly or indirectly, more than 6% of the total number of voting rights represented by the outstanding shares of the Company as of the date of the meeting; provided that a shareholder may exercise more than 6%, and subject to certain conditions, up to 12%, of the total number of voting rights to the extent such voting rights result from double voting rights attached to such shareholder’s shares as described in the previous sentence. The foregoing limitations on voting rights shall no longer apply in the event any person or persons acting alone or in concert were to come into possession of at least two-thirds of the shares in a public tender offer for the totality of the Company’s shares.

Quorum

French company law requires that shareholders having at least a quarter of the shares entitled to voting rights must be present in person or voting by mail or by proxy or by any means including by remote data transmission, in accordance with the applicable laws and regulations to fulfill the quorum requirement for:

•	an ordinary general meeting of shareholders, and

•	an extraordinary general meeting of shareholders where an increase in the Company’s share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is a third of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting of shareholders.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting of shareholders is resumed only to approve an increase in the Company’s share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting of shareholders, shareholders having at least a quarter of outstanding voting rights must be present in person or voting by mail or by proxy or by any means, including by remote data transmission in accordance with the applicable laws and regulations, for the quorum to be met. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon at any reconvened meeting.

Majority

At an ordinary general meeting of shareholders or an extraordinary general meeting of shareholders deciding upon any capital increase by incorporation of reserves, a simple majority of the votes cast is required to pass such a resolution. At any other extraordinary general meeting of shareholders, a two-thirds majority of the votes cast is required.

However, a unanimous shareholders vote is required to increase liabilities of shareholders.

Abstention from voting by those present in person or present by any means, including by remote data transmission in accordance with applicable laws and regulations or represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

Financial Statements and Other Communications with Shareholders

In connection with any shareholders’ meeting, the Company is required to provide to any shareholder who so requests a set of documents, including the Company’s annual report and a summary of the results of the five previous fiscal years.

French company law also requires that a special report must be provided to the general shareholders’ meeting regarding the stock options authorized and/or granted by the Company.

Dividends

The Company may distribute dividends out of “distributable profits”, plus any amounts held in the Company’s reserves which the shareholders decide to make available for distribution, other than those reserves which are specifically required by laws and the Company’s statuts.

“Distributable profits” consist of unconsolidated statutory net profit in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, and as reduced by the legal reserve fund allocation described below.

Legal Reserve

French law provides that French sociétés anonymes are each required to allocate 5% of their unconsolidated statutory net profits in each fiscal year to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in such legal reserve fund is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital. The legal reserve constitutes a legal guarantee for third parties dealing with the Company and, in this respect, may not be distributed to shareholders. This legal reserve may be distributed only upon liquidation of the relevant entity.

Approval of Dividends

According to French law, the board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. The Company’s statuts provide that, to the extent the distributable profits are sufficient, a first dividend will be paid to the shareholders each year equivalent, subject to certain adjustments, to 6% interest per annum on the paid and non-redeemed account of their shares.

If the Company has earned distributable profits since the end of the preceding fiscal year as reflected in an interim income statement certified by the Company’s auditors, the board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board of directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by a shareholders’ meeting is required.

Distribution of Dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Dividends are payable to holders of shares outstanding on the date of the shareholders’ meeting approving the distribution of dividends. In the case of interim dividends, distributions are made to shareholders on the date of the board of directors’ meeting approving the distribution of interim dividends. The actual dividend payment date is decided by the shareholders in an ordinary general meeting of shareholders or by the board of directors in the absence of such a decision by the shareholders. The Company’s statuts provide that the shareholders’ meeting may decide to give each shareholder the option of receiving its dividend in the form of cash or of shares.

Timing of Payment

According to French law, the Company must pay any dividends within nine months of the end of the Company’s fiscal year, unless otherwise authorized by a court order. Dividends not claimed within five years of the date of payment revert to the French State.

Changes in Share Capital

Increases in Share Capital

Pursuant to French law, the share capital of the Company may be increased only with the approval of the shareholders at an extraordinary general meeting of shareholders. Increases in the Company’s share capital may be effected by:

•	issuing additional shares,

•	issuing a new class of equity securities, or

•	increasing the nominal value of the existing shares.

Increases in share capital by issuing additional securities may be effected by issuing such securities:

•	for cash,

•	for assets contributed in kind,

•	by conversion, exchange or redemption of debt securities previously issued,

•	by exercise of any other securities giving rights to such securities such as warrants or stock options;

•	by capitalization of profits, reserves or shares premiums,

•	subject to various conditions, in satisfaction of debt incurred by the company, or

•	any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting of shareholders, acting under the quorum and majority requirements applicable to shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting of shareholders. See “—Shareholders’ Meeting and Voting Rights.”

The shareholders may delegate the right to carry out any increase in share capital (other than for an in-kind contribution) to the board of directors, provided that the increase has been previously authorized by the shareholders. The board of directors may further delegate this right to the Chairman and Chief Executive Officer.

Whenever the shareholders approve a capital increase or approve the delegation to the Company’s board of directors of the right to implement a capital increase, they must also consider whether an additional capital increase should be reserved for the Company’s employees and its subsidiaries or whether to delegate to the Company’s board of directors the right to carry out such reserved capital increase.

Resolutions will be submitted for approval at the annual shareholder’s meeting of April 11, 2003 (i) to give authorization to the board to make use of the delegations as provided in the twelfth and thirteenth resolutions by the Combined General Meeting of shareholders of April 25, 2002 to issue securities in the event of a public offer for the purchase or exchange of Company shares and (ii) to give authorization to the board to increase the capital in favor of employees of the Company or the companies of the Group, with corresponding waiver of pre-emptive subscription rights.

Decreases in Share Capital

According to French law, the share capital of the Company may be decreased only with the approval of the shareholders at an extraordinary general meeting of shareholders. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase the Company’s shares, all shareholders must be offered the possibility to participate in such a reduction. The Company’s share capital may be reduced either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless affected shareholders agree otherwise.

Preemptive Subscription Rights

According to French company law, if the Company issues securities for cash giving right either immediately or at a later date to subscribe to the Company’s new shares, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive rights require the Company to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of the Company by means of a cash payment or a settling of cash debts. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting of shareholders may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the board of directors and the Company’s independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting of shareholders to give the existing shareholders a non transferable priority right to subscribe to the new securities, during a limited period of time. Shareholders may also notify the Company that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

Form, Holding and Transfer of Shares

Form of Shares

The Company’s statuts provide that the shares must be held in registered or bearer form.

Holding of Shares

In accordance with French law concerning dematerialization of securities, shareholders’ ownership rights are not represented by share certificates but by book entries.

The Company maintains a share account with Euroclear France, or Euroclear, with respect to all shares in registered form (the “Company Share Account”), which in France is administered by Lazard Frères Banque acting on behalf of the Company as its agent. In addition, Lazard Frères Banque on behalf of the Company, maintains separate accounts in the name of each shareholder (a “Shareholder Account”) either directly or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each Shareholder Account shows the name of the holder and his shareholdings and, in the case of shares held through an accredited intermediary, shows that they are so held. Lazard Frères Banque, as a matter of course, issues confirmations as to the shares registered in the Shareholder Accounts, but these confirmations do not constitute documents of title.

Shares held in bearer form are held on the shareholder’s behalf in an accredited intermediary and are registered in an account maintained by such accredited intermediary with Euroclear. The account is held separate from the Company’s share account with Euroclear. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration in respect thereof. Transfers of shares held in bearer form may only be effected through accredited intermediaries and Euroclear.

The Company’s statuts allow the Company to request that Euroclear provide the Company, at any time, with the identity of holders of shares or other securities, held in bearer form, conferring immediate or eventual voting rights at its shareholders’ meetings along with the number of securities held by each of them and, if applicable, the restrictions relating to the said securities.

French company law states that shares held by any non-French resident may be held on the shareholder’s behalf in a collective account or in several individual accounts by the intermediary.

The intermediary must declare his position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of shares recorded in the collective account or in several individual accounts by an intermediary will be represented in the general shareholders’ meetings by this intermediary.

Transfer of Shares

The Company’s statuts do not contain any restrictions relating to the transfer of the shares.

Registered shares must be converted into bearer form before being transferred on Euronext Paris and accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary.

Dealings in shares are initiated by the owner giving instructions (through his agent, if appropriate) to the relevant accredited intermediary. For dealings on Euronext Paris, an impôt sur les opérations de bourse, or tax assessed on the price at which the securities were traded, is payable at the rate of 0.3% on transactions up to € 153,000 and at a rate of 0.15% thereafter. The tax is subject to a rebate of € 23 per transaction and a maximum assessment of € 610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de bourse.

In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France. See “—Taxation—French Taxation.”

Liquidation Rights

In the event that the Company is liquidated, the assets of the Company remaining after payment of its debts, liquidation expenses and all of its remaining obligations, if any, will be distributed first to repay in full the nominal value of the shares. Any surplus will be distributed pro rata among the holders of shares in proportion to the nominal value of their shareholdings.

Requirements for Holdings Exceeding Certain Percentages

French law provides that any individual or entity, acting alone or in concert with others, that acquires, directly or indirectly, more than one-twentieth, one-tenth, one-fifth, one-third, one-half or two-thirds of the outstanding shares or the voting rights of any French company listed on the Euronext Paris, or that increases or decreases its shareholding or voting rights above or below any of these thresholds, must notify such company within 15 calendar days of exceeding or falling below such level. The individual or the entity must also notify the Conseil des Marchés Financiers (“CMF”), within five trading days of such date of the number of equity securities it holds and the voting rights attached thereto.

French law and the COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within 15 days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The CMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any changes of intention, it must file a new report. These requirements also apply to registered intermediaries who hold stock on behalf of shareholders who are not French residents.

Under the CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert who come to own more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

In addition, the Company’s statuts provide that any person or persons acting alone or in concert who comes to hold shares representing 0.5% or any multiple thereof of the voting rights outstanding at any time must, within 15 days of reaching such threshold, notify the Company thereof by registered mail. In the event of the failure to comply with this notification requirement, and upon the request of any holder or holders of 5% or more of the voting rights, such non-complying shareholder shall not be able to exercise any of its voting rights above the relevant threshold for a period of two years following its compliance with the notification requirements.

In order to permit the shareholders or intermediaries to give the notice required by law, the Company must publish in the BALO information with respect to the total number of voting rights as of the date of the annual general meeting of shareholders not later than 15 calendar days after such meeting. In addition, if the number of voting rights changes by 5% or more between two ordinary general meetings of shareholders, the Company is required to publish in the BALO, within 15 calendar days of such change, the number of voting rights and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements provided for under French law, a holder of ADSs may deliver any such notification to the Depositary with respect to shares represented by ADSs and the Depositary shall immediately forward such notification to the Company and the CMF.

If any person fails to comply with the legal notification requirement, the undeclared share capital interest in excess of the required notification level will be deprived of voting rights until the end of a two-year period following the date on which the owner thereof has complied with such notification requirement.

In addition, any shareholder (including a holder or beneficial owner of ADSs) who fails to comply with the above requirements may have all or part of its voting rights suspended for up to five years by the Commercial court at the request of the Company’s Chairman and Chief Executive Officer, any shareholder or the COB, and may be subject to a € 18,000 fine.

If the accredited intermediary holding the shares on behalf of the shareholder who is not a French resident does not comply with the aforementioned legal notification requirements, the voting rights of the shares for which the accredited intermediary is registered cannot be exercised until the notification requirements have been met and the payment of the corresponding dividend is postponed until such date.

In addition, if the accredited intermediary knowingly fails to comply which such legal requirement, a court located in the jurisdiction of the headquarters of the Company may, at the request of the Company or one or several shareholders representing at least 5% of the share capital of the Company deprive the shares in excess of the relevant threshold, of voting rights and possibly dividends for a period not to exceed five years.

Purchase by the Company of its Own Shares

In accordance with French law, the Company may not subscribe for its shares but it may, either directly or through a financial intermediary acting on its behalf, purchase its own shares for one of three purposes:

(1)	to reduce its share capital under certain circumstances with the approval of the shareholders at an extraordinary general meeting of shareholders,

(2)	to provide shares for distribution to employees under a profit-sharing plan or stock option plan, or

(3)	to acquire up to 10% of its share capital if the Company’s shares are listed on a regulated market (i.e. on the Premier Marché, the Second Marché or the Nouveau Marché), in connection with a corporate share repurchase program, subject to the filing of a note d’information that has received the approval (visa) of the COB and after obtaining approval from the shareholders at an ordinary general meeting of shareholders.

French regulation allows listed companies to file the Note d’information with the COB, either prior to the ordinary general meeting of shareholders granting the authorization or after the board’s decision to launch the, program, i.e. after the general meeting of shareholders.

Repurchased shares held by the Company must be held in registered form. These shares must be fully paid up. Such shares are deemed to be outstanding under French law but are not entitled to dividends (these are carried forward to the next fiscal year as distributable profits) or voting rights and the Company may not exercise preferential subscription rights.

The shareholders, at an extraordinary general meeting of shareholders, may decide not to take such shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, the Company must either sell the rights on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

The Company had successively authorized the board of directors to repurchase some Company’s shares. The general shareholders meetings of May 29, 2001, and of April 25, 2002, had authorized such repurchases for a period of 18 months. These two repurchase share programs were discussed in offering memorandums (notes d’information) which respectively received approval visa n° 01-404 and n° 02-261 of the COB on April 20, 2001 and March 22, 2002.

Pursuant to the authorization granted on May 29, 2001, the Company had purchased 1,829,782 of its own shares between January 1, 2002 and April 25, 2002, at an average price of € 132.26. Pursuant to the authorization granted by the shareholders at the general meeting of shareholders on April 25, 2002, the company purchased 4,219,276 of its own shares between April 26 and December 31, 2002, at an average price of € 128.84 and 1,297,966 of its own shares during January and February 2003 at an average price of € 118.08.

Pursuant to a resolution to be submitted for approval by the Company’s shareholders at the next general meeting of shareholders to be held on April 11, 2003, the Company would be authorized to purchase up to 9,000,000 of its shares with a maximum purchase price of € 200 per share and a minimum sale price of € 120 per share. This authorization will void and replace the one which was granted by the general shareholders’ meeting on April 25, 2002. This authorization is granted for 18 months starting from April 11, 2003. This share repurchase program was described in an offering memorandum (note d’information) which received approval (visa) n° 03-139 of the COB on March 10, 2003.

Cancellation of Shares and Capital Decreases Following a Share Buyback

The general meeting of shareholders of May 29, 2001, granted the Company’s board of directors, for a period of 24 months, an authorization for the cancellation of shares that the Company had bought back, subject to a limit of 10% of the share capital existing on the day of the general meeting of shareholders. Pursuant to this authorization 2,800,000 treasury stocks were cancelled on October 17, 2002, resulting in a capital decrease of € 2.8 million and 1,400,000 treasury shares were cancelled on December 20, 2002, resulting in a capital decrease of € 1.4 million.

The board of directors will propose to the general meeting of shareholders of April 11, 2003 a resolution for a new authorization of 24 months (which will cancel the unused portion of the previous authorization granted by the general meeting of shareholders of May 29, 2001) to grant it all the powers necessary to cancel shares and decrease the share capital subject to a limit of 10% of the existing share capital on the day of the meeting.

The Company may not repurchase, under purposes (2) and (3) listed above, an amount of shares that would result in the Company’s holding, directly or through a person acting on the Company’s behalf, more than 10% of the Company’s outstanding share capital, or if the Company has different classes of shares, 10% of the shares in each class.

Trading by the Company in its Own Shares

Under Règlement no. 90-04 of the COB, as amended, the Company may not trade in its own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

•	trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries,

•	any block trades may not be made at a price above the current market price, and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

If a company’s shares are continuously quoted (cotation en continu), such as the Company’s shares, then a trade must meet the following further requirements to be considered valid:

•	the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares, and

•	the trade must not account for more than 25% of the average total daily trading volume on the Premier Marché in the shares during the 3 trading days immediately preceding the trade. This last requirement applies only to trades in shares that are eligible for the deferred settlement service.

If a company’s shares are quoted at fixings, then a trade must meet one further requirement to be considered valid:

•	the trade must not account for more than 25% of the average daily trading volume in the shares during the 15 trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like the Company’s shares, are eligible for the SRD. This requirement neither applies to (i) trades in block of shares and (ii) trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the COB.

However, there are two periods during which the Company is not permitted to trade in its own securities:

•	the 15-day period before the date on which the Company makes its consolidated or annual accounts public, and

•	the period beginning on the date at which the Company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the COB.

The use of repurchased shares to finance an acquisition is deemed justified to the extent the acquisition is performed after a three-month abstention period and an independent expert has been designated to verify the value of the shares, the value of the acquisition and the fairness of the exchange ratio.

After making an initial purchase of its own shares, the Company must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

Material Contracts

As provided for under the framework agreement with Scottish & Newcastle of May 18, 2000, the Company exercised its option to sell its shares in Brasseries Kronenbourg to Scottish & Newcastle for a total of approximately € 2 billion, in cash, plus a premium calculated at the rate of 3%, per annum on that amount, calculated from March 17, 2000. Upon full exercise of the option, the Company sold to Scottish & Newcastle its entire interest in the Company’s subsidiary, FAS.

San Miguel and Mahou

As contemplated in the framework agreement with Scottish & Newcastle, on May 18, 2000, the Company sold its 70% interest in San Miguel to Mahou (33% owned by Danone) for a cash consideration of approximately € 320.2 million. The Company has a put option to sell to Scottish & Newcastle Danone’s interests in Mahou for approximately € 442.1 million under certain conditions, including, for a limited period, obtaining the agreement of Scottish & Newcastle provided that the minority shareholders do not exercise their statutory preference rights.

Exchange Controls

Ownership of ADSs or Shares by Non-French Residents

Under French law, there is no limitation on the right of non-French residents or non-French shareholders to own or, when applicable, to vote securities of a French company.

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union “E.U.” obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, both E.U. and non-E.U. residents must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest or an increase of controlling interest in any French company. Under existing administrative rulings, ownership of 20% or more of a listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-French residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments on transfers of funds made by a French resident to a non-resident be handled by an authorized accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

Other

For other limitations affecting shareholders, see “—Form, Holding and Transfer of Shares” and “—Requirements for Holdings Exceeding Certain Percentages.”

Taxation

French Taxation

The following is a general summary of the material French tax consequences of owning and disposing of shares by a holder that is not a resident of France and does not hold the shares in connection with a business conducted in France. The statements relating to French tax laws set out below are based on the laws in force as of the date hereof, and are subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase or ownership of the shares.

Potential purchasers of shares are urged to consult their own tax advisers concerning the consequences of ownership and disposal of shares.

Taxation on Sale or Disposal of Shares

Subject to more favorable provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held, alone or with relatives, not more than 25%, directly or indirectly, of the dividend rights (bénéfices sociaux) of the Company at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on any sale or disposal of shares.

If a share transfer is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of € 3,049 per transfer), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

Taxation of Dividends

In France, dividends are paid out of after-tax income. French residents who receive dividends from French companies are generally entitled to a tax credit known as the avoir fiscal.

The amount of the avoir fiscal is generally equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the condition to qualify under the French parent-subsidiary regime; or

•	15% of the dividend paid for the other shareholders who used the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who use the avoir fiscal as of January 1, 2003.

In addition, if the distribution of dividends gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

•	70% of the précompte paid in cash by the distributing company for shareholders entitled to use the avoir fiscal at the rate of 15%; and

•	80% of the précompte paid in cash by the distributing company for shareholders entitled to use the avoir fiscal at the rate of 10%.

As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal (see paragraph below relating to the précompte).

Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and, non-residents are not eligible for the benefit of the avoir fiscal. Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax withheld or, in the case of certain tax treaties, be eliminated.

Furthermore, the following countries and Territoires d’Outre-Mer and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally reducing the withholding rate to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax), or in the case of German tax residents, a tax credit in an amount equal to the aggregate of the amount of the applicable avoir fiscal and the amount of the applicable withholding tax.

Australia	Ivory Coast	Senegal	Territoires d’Outre-
Austria	Japan	Singapore	Mer and Other:
Belgium	Latvia	South Korea	Mayotte
Bolivia	Lithuania	Spain	New Caledonia
Brazil	Luxembourg	Sweden	Saint-Pierre et
Burkina Faso	Malaysia	Switzerland	Miquelon
Canada	Mali	Togo
Estonia	Malta	Turkey
Finland	Mauritius	Ukraine
Gabon	Mexico	United Kingdom
Germany(1)	Namibia	United States
Ghana	Netherlands	Venezuela
Iceland	New Zealand
India	Niger
Israel	Norway
Italy	Pakistan

(1)	According to a common statement of the French and German tax authorities dated July 13, 2001, German resident holders other than individuals are no longer entitled to the avoir fiscal for dividends paid as of January 1, 2001. As regards German resident individuals, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on December 20, 2001, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the avoir fiscal. Such supplementary agreement has been adopted but has not yet been published, and, when published, should apply retroactively as of January 1, 2002.

Treaties with some of the countries and territories listed above contain specific limitations applicable to corporate entities entitled to benefit from the avoir fiscal, or limit the rights to the avoir fiscal strictly to individual residents (as opposed to corporate entities).

Dividends paid to non-residents of France benefiting from the avoir fiscal in accordance with a tax treaty will be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty (subject to certain filing formalities) rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate; provided, however, that they establish their entitlement to such reduced rate before the date of payment.

Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a tax known as the précompte if the dividends distributed give rise to the avoir fiscal. The précompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed. When a tax treaty in force does not provide for a refund of the avoir fiscal or when the non-resident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may obtain from the French tax authorities a refund of such précompte actually paid in cash by the Company, if any (net of applicable withholding tax).

Estate and Gift Tax

France imposes estate and gift tax on shares of French companies acquired by inheritance or gift from a non-resident of France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax or obtain a tax credit. Prospective investors in shares should consult their own advisors concerning the applicability of French estate and gift tax to their shareholding in the Company and the availability of, and the conditions for claiming exemption under, such a treaty.

Wealth Tax

In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to the shares of non-French resident individual investors owning directly or indirectly less than 10% of the Company’s share capital assuming such shares do not enable such individual to exercise influence on the Company.

Taxation of U.S. Investors

The following is a general summary of the material U.S. federal income tax and French tax consequences to U.S. Holders. A “U.S. Holder” is a beneficial owner of one or more shares or ADSs (a) who owns, directly and indirectly, less than 10% of the share capital of the Company, (b) who is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation or certain other entity, created or organized in or under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, (c) who is entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994 (the “Treaty”) under the “Limitation on Benefits” article of that Treaty, (d) who holds the shares or ADSs as capital assets and (e) whose functional currency is the U.S. dollar.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds shares or ADSs, the Holder should consult its own tax advisor regarding the specific tax consequences of owning and disposing of its shares or ADSs.

Special rules may apply to United States expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding the shares or ADSs as part of a straddle, hedging or conversion transaction. Those special rules are not discussed below. Because this is a general summary, investors are advised to consult their own tax advisor concerning the specific U.S. federal state and local tax consequences relating to the ownership and disposition of shares and ADSs applicable in light of their particular situations, as well as any consequences arising under the laws of any other relevant taxing jurisdiction.

This summary is based upon applicable United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, the Treaty, French laws, and the practice of the French tax authorities, all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. The statements of United States and French tax laws set forth below assume that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of the Treaty and the United States Internal Revenue Code of 1986, as amended, U.S. Holders of ADSs will be treated as owners of the ADSs evidenced thereby and the shares represented by such ADSs.

Taxation of Dividends

Withholding/Avoir Fiscal.    In France, dividends are paid out of after-tax income. French residents who receive dividends from French companies are generally entitled to a tax credit known as the avoir fiscal.

•	The amount of the avoir fiscal is generally equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•	15% of the dividend paid for the other shareholders who used the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2003.

In addition, if the distribution of dividends gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

•	70% of the précompte paid in cash by the distributing company for shareholders entitled to use the avoir fiscal at the rate of 15%; and

•	80% of the précompte paid in cash by the distributing company for shareholders entitled to use the avoir fiscal at the rate of 10%.

As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal (see paragraph below relating to the précompte).

Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and, non-residents are not eligible for the benefit of the avoir fiscal.

Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to an eligible U.S. Holder, as defined below, will be immediately subject to the reduced rate of 15%, provided that such holder establishes before the date of payment that such holder is a resident of the United States under the Treaty in accordance with the procedures described below. An eligible U.S. Holder would also be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax. As noted below, such payment will not be made to an eligible U.S. Holder until after the close of the calendar year in which the dividend was paid and only upon receipt by the French tax authorities of a claim made by the eligible U.S. Holder for such payment in accordance with the procedures set forth below.

An eligible U.S. Holder is a U.S. Holder whose ownership of shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, and who is (i) an individual or other noncorporate holder that is a resident of the United States as defined pursuant to the provisions of the Treaty, (ii) a United States corporation, other than a regulated investment company, (iii) a United States corporation which is a regulated investment company only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States or (iv) a partnership or trust that is treated as a resident of the United States as defined pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

In general, under the Treaty, an eligible U.S. Holder may receive a payment of the avoir fiscal only if such holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) attests that it is subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. Certain entities are not entitled to the full avoir fiscal. Tax-exempt “U.S. Pension Funds”, as discussed below, and certain other tax-exempt entities (including certain State-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially owned by such individuals and derived from an investment retirement account) (“Other Tax-Exempt Entities”) that own, directly or indirectly, less than 10% of the capital of the Company, and that satisfy certain filing formalities specified in the Regulations (i) are entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross avoir fiscal (the “partial avoir fiscal”) and (ii) are eligible for the reduced withholding tax rate of 15% on dividends. A “U.S. Pension Fund” includes the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contracts) or Section 457 (deferred compensation plans) of the Internal Revenue Code.

Dividends paid to an eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such holder duly completes and provides the French tax authorities with Treasury Form RF1AEU-NO. 5052 (the “Form”) before the date of payment of the relevant dividend, together with, if such eligible U.S. Holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of the shares or ADSs, including, but not limited to, dividend rights, or (ii) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the French tax authorities with a simplified certificate (the “Certificate”) stating that (a) such holder is a U.S. resident as defined pursuant to the provisions of the Treaty, (b) such holder’s ownership of the shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, (c) such holder owns all the rights attached to the full ownership of the shares or ADSs, including but not limited to dividend rights, (d) such holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal, and (e) such holder claims the reduced rate of withholding tax and payment of the avoir fiscal. Holders of ADSs may provide the Form or the Certificate to the Depositary provided that the Depositary is given sufficient time to file such Form or Certificate with the French tax authorities before the date of payment. Dividends paid to a U.S. Holder that is not entitled to the avoir fiscal (i.e. not an eligible U.S. Holder) or to an eligible U.S. Holder that has not filed a completed Form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such holder may claim a refund of the excess withholding tax and an eligible U.S. Holder may claim the avoir fiscal by completing and providing the French tax authorities with the Form before December 31st of the second year following the year during which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as eligible U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

In all cases, the avoir fiscal or partial avoir fiscal is generally expected to be paid to eligible U.S. Holders, U.S. Pension Funds and Other Tax-Exempt Entities within 12 months of filing the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid.

The Form or the Certificate, together with their respective instructions, will be provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary and are also available from the United States Internal Revenue Service. The Depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by U.S. Holders of ADSs that are returned to the Depositary in sufficient time.

For U.S. federal income tax purposes, the gross amount of any dividend and the related avoir fiscal paid to a U.S. Holder, including any French withholding tax thereon, will be included in gross income as ordinary dividend income on the date each such payment is received (which, in the case of a U.S. Holder of ADSs, will be the date of receipt by the Depositary) to the extent paid or deemed paid out of the Company’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds the Company’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. No dividends received deduction will be allowed with respect to dividends paid by the Company. Such dividends will generally constitute foreign source “passive” or (in the case of certain holders) “financial services” income for foreign tax credit purposes. The amount of any dividend paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro on the date such dividend is included in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will generally be required to recognize U.S. source ordinary income or loss upon the sale or disposition of euro. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which will generally be U.S. source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.

French withholding tax imposed at the Treaty rate of 15% on dividends paid by the Company and on any related payment of the avoir fiscal is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against such U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim foreign taxes paid in a particular year as an itemized deduction. A deduction does not reduce United States tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The United States Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax could be affected by future actions that may be taken by the United States Treasury.

Précompte.    Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a tax known as the précompte when the dividends distributed give rise to the avoir fiscal. The précompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed by such company.

A U.S. Holder not entitled to the full avoir fiscal may generally obtain a refund from the French tax authorities of any précompte paid by the Company with respect to the dividends distributed. Pursuant to the Treaty, the amount of the précompte refunded to United States residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal paid to U.S. Pension Funds and Other Tax Exempt Entities. A U.S. Holder is only entitled to a refund of précompte actually paid in cash by the Company and is not entitled to a refund of the précompte paid by the Company by off-setting French and/or foreign tax credits.

A U.S. Holder entitled to the refund of the précompte must apply for such refund by filing a French Treasury form RF1BEU-NO. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or at the Centre des Impôts des Non Résidents (9 rue d’Uzès, 75094 Paris Cedex 2).

For U.S. federal income tax purposes, the gross amount of the précompte (including French withholding tax) paid to a U.S. Holder will be included in gross income as dividend income on the date such payment is received. Such amounts will generally constitute foreign source “passive” or (in the case of certain holders) “financial services” income for foreign tax credit purposes. The amount of any précompte paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro on the date such précompte is included in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will generally be required to recognize a U.S. source ordinary income or loss upon the sale or disposition of euro.

Taxation of Capital Gains

In general, a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty will not be subject to French tax on any capital gain from the sale or exchange of shares or ADSs unless these shares or ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to individuals who are residents of more than one country.

The deposit or withdrawal of shares in exchange for ADSs by a U.S. Holder under the deposit agreement will not be subject to U.S. federal income tax.

In general, for U.S. federal income tax purposes, a U.S. Holder will recognize capital gain or loss on the sale or exchange of shares or ADSs equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the shares or ADSs. Such gain or loss, if any, will generally be U.S. source gain or loss, and will be treated as a long-term capital gain or loss if the holding period in the shares or ADSs exceeds one year at the time of sale or exchange. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

French Estate and Gift Taxes

Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, a transfer of shares or ADSs by gift or by reason of the death of a U.S. Holder will not be subject to French tax unless (i) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (ii) the shares or ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

French Wealth Tax

The French wealth tax does not generally apply to the shares or ADSs owned by a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty.

United States Information Reporting and Backup Withholding

Dividend payments made to holders, and proceeds paid from the sale, exchange, or disposal of shares or ADSs may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible U.S. federal backup withholding at a current rate of 30%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons required to establish their exempt status generally must file a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Back-up withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

Documents on Display

The documents referred to in this annual report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Investors can obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330 or 1-202-942-8090. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issues that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services. Material filed by the Company with the SEC can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Subsidiary Information

Not applicable.

Matters Related to Auditors

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers and Mazars & Guérard to the Group in 2002.

	2002
	PricewaterhouseCoopers		Mazars & Guérard(1)
	Fee Amount	Percentage of Total Fees	Fee Amount	Percentage of Total Fees
	(€ in millions, except percentages)
Audit Fees:
Statutory audit(2)	4.5	30%	2.5	93%
Due diligence procedures	8.5	57%	0.2	7%

Sub-total	13.0	87%	2.7	100%

Non-audit Fees:
Legal, tax, social	2.0	13%	—	—

Total	15.0	100%	2.7	100%

(1)	Groupe Danone has two statutory auditors as required by French law.
(2)	Activities within the scope of the audit: certification, review of consolidated and individual financial statements, including providing expert services pursuant to the request of the statutory auditors in connection with the certification of the financial statements.

Item 11.     Quantitative And Qualitative Disclosures About Market Risk

Danone uses interest rates and currency derivatives exclusively to hedge financial risks incurred in the normal course of its business. The hedging operations are taken in accordance with objectives and procedures established by management. The financing of all of the Group’s subsidiaries is centralized at the Group’s Financial Department which uses financial instruments to reduce the total exposure faced by the Group resulting from interest rate fluctuations.

Considering the financial instruments to hedge the risks of interest rate fluctuations, a variation of 100 basis points of the short-term rates (Euribor 3 months) would have the following impact, on the basis of the Group’s net debt, which is expected to amount to € 3 billion in 2003:

•	In the event of an increase of 100 basis points, the actual interest rate on the net debt would increase 9 basis points, which would result in an increase in financial expenses of approximately € 3 million; and

•	In the event of a decrease of 100 basis points the actual interest rate on the net debt would decrease 20 basis points, which would result in a decrease in financial expenses of approximately € 6 million.

The Group has implemented an organization enabling it to manage, in a centralized manner all of its financial risks relating to cash flow, exchange rates, interest rates and other conditions. The Treasury Department, which is part of the Finance Department is responsible for these risks and as a result has the special expertise and necessary tools (marketplace access, front and back office) to act on the different financial markets in the most efficient and safest conditions. Furthermore, the organization and applied procedures are regularly evaluated by specialist teams at the Group’s head offices. Finally a detailed monthly report is prepared and delivered to the Group’s General Management who may confirm the orientations chosen with the framework of the management strategies that were originally authorized.

Regarding interest rate exposure, the risk related to the Group’s consolidated net debt is monitored with the objective of minimizing costs and limiting in time the fluctuations relating to the volatility of interest rates by attaining the variable rates/fixed rates limits established by management.

As far as exposure to currency fluctuations is concerned, the objective is to hedge on an annual budgetary basis the risks related to commercial transactions of the Group’s subsidiaries denominated in currencies other than their functional currency, which are characterized by a high recurrence from year to year.

Sensitivity to interest rate fluctuations

The main instruments used to reduce interest rate exposure are interest rate swaps, caps, floors and swaptions contracts negotiated with major financial institutions. See Note 26 to the Consolidated Financial Statements for the nominal amount, maturation date and market value information of these instruments at December 31, 2000, 2001 and 2002. Information about the weighted average interest rate of debt is disclosed in Note 17 to the Consolidated Financial Statements.

The tables below provide an indication of the estimated future and significant cash-flows from (i) market risk sensitive instruments exposed to changes in interest rates held by Danone at December 31, 2002, and (ii) the related hedged assets and liabilities (i.e. the Group’s consolidated net debt) existing on the Group’s balance sheet at December 31, 2002. Such estimated cash flows are calculated based on applicable interest rates (TAM: 3.39%, T4M: 3.10%, EURIBOR 1 month: 2.90%, EURIBOR 3 months: 2.87% or LIBOR USD 3 months: 1.38%) and currency exchange rates at December 31, 2002.

Expected cash flows from the existing interest rate instruments at December 31, 2002 are shown below by maturity dates:

	2003	2004	2005	2006	2007	Subsequent to 2007
	(€ millions)
Interest rate swaps euro:
• fixed rates:
— payable (average rate: 3.5%)	(55)	(28)	(21)	(4)	—	—
— receivable (average rate: 4.8%)	44	10	—	—	—	—
• variable rates:
— payable (TAM rate)	(25)	(5)	—	—	—	—
— receivable (TAM rate)	45	17	6	1	—	—
Other currencies:
• fixed rates:
— payable (average rates: 6.8%)	(10)	(3)	—	—	—	—
— receivable (average rate: 6.5%)	4	4	—	—	—	—
• variable rates:
— payable (TAM rate)	(4)	(3)	—	—	—	—
— receivable (TAM rate)	5	1	—	—	—	—
Interest rate options (with variable reference rates at TAM, T4M or EURIBOR 3 months)
• floors	—	—	—	—	—	—
• flexicaps	—	—	—	—	—	—
• caps	—	—	—	—	—	—
• swaptions	—	2	(2)	(2)	(4)	—

Expected interest cash-flows from the assets and liabilities existing on the Group’s balance sheet at December 31, 2002 and hedged in part by the above-mentioned instruments are shown below by maturity dates. Expected net debt repayments and proceeds from the sales of marketable securities are not reported below.

	2003	2004	2005	2006	2007	Subsequent to 2007
	(€ millions)
Convertible bonds (fixed rate: 1.2%)	(12)	(12)	(12)	(12)	(12)	—
Long-term debt
fixed rates (average rate: 4.3%)	(26)	(25)	(2)	(2)	(1)	—
variable rate (EURIBOR 3 months)	(37)	(24)	(20)	(14)	(4)	(1)
variable rate (LIBOR 3 months)	(1)	—	—	—	—	—
variable rate (EURIBOR 1 month)	(29)	(25)	(20)	(10)	(3)	—
Cash and cash equivalents, net of short-term debt and bank overdrafts
fixed rates (average rate: 4.4%)	(41)	—	—	—	—	—
variable rate (EURIBOR 1 month)	(2)	—	—	—	—	—
Marketable securities (EURIBOR 1 month)	80	70	58	26	(7)	—

Sensitivity to currency fluctuations

The Group’s policy with respect to fluctuations in exchange rates is to calculate periodically its net foreign currency exposure based on the combined firm and budgeted operating transactions of all its subsidiaries and to use derivatives to reduce this exposure. The main instruments are forward exchange contracts entered into with major financial institutions. See Note 26 to the Consolidated Financial Statements for the nominal amount and market value information of these instruments at December 31, 2000, 2001 and 2002.

The table below provides an indication of the estimated future cash flows from the existing currency hedging instruments at December 31, 2002, shown by maturity dates, and by nature of the hedged transactions, whether financial (local “cash pooling”) or anticipated commercial transactions. These cash flows are determined based on the applicable currency rates.

	2003	2004	Subsequent to 2004
	(€ in millions)
Anticipated commercial transactions (with a net position different from zero)
Forward purchases of:
• U.S. Dollar	(41)	(2)
• Hong Kong dollar	(13)	(3)	—
• British pound	(6)	(1)	—
• Other currencies	(2)	—	—
Forward sales of:
• British pound	180	15	—
• U.S. dollar	89	2	—
• Mexican peso	45	—	—
• Japanese yen	37	2	—
• Canadian dollar	29	—	—
• Swiss franc	18	3	—
• Australian dollar	18	—	—
• Hungarian forint	17	—	—
• Czech crown	12	—	—
• Other currencies	30	—	—
Financial transactions:
Forward purchases of:
• British pound	(42)	—	—
• Mexican peso	(21)	—	—
• U.S. dollar	(20)	—
• Other currencies	(11)	—	—
Forward sales of:
• British pound	208	—	—
• U.S. dollar	89	—	—
• Singapore dollar	94	—	—
• Japanese yen	74	—	—
• Mexican peso	61	38	—
• Other currencies	12	—	—

Cash flow is reported with respect to currency options when these options are in the money at December 31, 2002.

Item 12.     Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

To Danone’s knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of Groupe Danone or any of its subsidiaries.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

To our knowledge, no one (i) has modified materially the instruments defining the rights of holders of our shares or (ii) has modified materially or qualified the rights evidenced by our registered securities by issuing or modifying any other class of securities.

PART III

Item 15.     Controls and Procedures

The Company’s chief executive officer and chief financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) within 90 days of the date of this report, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company, particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Company’s chief executive officer and chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

Item 16.     [Reserved.]

Item 17.     Financial Statements

Not applicable.

Item 18.     Financial Statements

Item 19.     Exhibits

1.1	Statuts of Groupe Danone, as of January 17, 2003.

*2.1	Agreement Relating to Danone’s Interest in San Miguel and Mahou, dated May 18, 2000, between Groupe Danone and Scottish & Newcastle plc.

**2.2	1.2% Convertible Bonds due 2007

8.0	Subsidiariesof Groupe Danone (see Note 29 to the Consolidated Financial Statements).

10.1	Consentof PricewaterhouseCoopers

*	Incorporated by reference to Groupe Danone’s Report of Form 20-F for the fiscal year ended December 31, 2000, as filed with the Commission on May 4, 2001.
**	The instrument is not filed as an exhibit, but Groupe Danone agrees to furnish the Securities and Exchange Commission with a copy upon request.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 19, 2003

GROUPE DANONE

By:	/s/ EMMANUEL FABER
Name: Emmanuel Faber Title: Senior Vice-President—Finance, Strategy and Information Systems

CERTIFICATION

I, Franck Riboud, certify that:

1.    I have reviewed this annual report on Form 20-F of Groupe Danone;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s Supervisory Board:

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 19, 2003

By:	/s/ FRANCK RIBOUD
Franck Riboud Chairman and Chief Executive Officer

CERTIFICATION

I, Emmanuel Faber, certify that:

1.    I have reviewed this annual report on Form 20-F of Groupe Danone;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s Supervisory Board:

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 19, 2003

By:	/s/ EMMANUEL FABER
Emmanuel Faber Senior Vice-President—Finance, Strategy and Information Systems

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and the Shareholders of GROUPE DANONE

We have audited the accompanying consolidated balance sheets of GROUPE DANONE and its subsidiaries (together, the “Group”) as of December 31, 2002 and 2001 and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for each of the three years in the period ended December 31, 2002, all expressed in Euros. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Euros for each of the three years in the period ended December 31, 2002 and the determination of consolidated stockholders’ equity at December 31, 2002, 2001 and 2000 to the extent summarized in Note 2 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS

Paris, France

February 13, 2003

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

		(In millions of euros)
		Year ended December 31,
	Notes	2000	2001	2002
Net sales		14,287	14,470	13,555
Cost of goods sold		(6,973)	(7,196)	(6,442)
Selling expenses		(4,453)	(4,331)	(4,170)
General and administrative expenses		(950)	(988)	(964)
Research and development expenses		(125)	(126)	(133)
Other expense and income	23	(236)	(220)	(256)

Operating income		1,550	1,609	1,590

Non-recurring items	3	23	(757)	458
Interest expense, net	24	(193)	(180)	(110)

Income before provision for income taxes and minority interests		1,380	672	1,938
Provision for income taxes	25	(562)	(416)	(490)

Income before minority interests		818	256	1,448
Minority interests		(130)	(163)	(182)
Net earnings of equity method companies		33	39	17

Net income		721	132	1,283

PER SHARE INFORMATION

	amounts in euros
	(except number of shares)
Number of shares used in calculating:
—basic earnings per share	140,662,272	139,362,077	131,850,131
—diluted earnings per share	141,373,721	142,697,380	137,241,129
Basic earnings per share	5.13	0.95	9.73
Diluted earnings per share	5.10	0.97	9.43

The notes on pages F-6 to F-54 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

		(In millions of euros)
		At December 31,
	Notes	2001	2002
ASSETS
Property, plant and equipment	6	8,547	6,895
Less: accumulated depreciation		(4,473)	(3,903)

		4,074	2,992

Brand names	7	1,615	1,259
Other intangible assets (net)		119	234
Goodwill	7	5,074	3,140

		6,808	4,633

Long-term loans	8	209	388
Investments in non-consolidated companies	9	429	634
Investments accounted for under the equity method	10	553	660
Other	11	900	284

		2,091	1,966

Non-current assets		12,973	9,591

Inventories	12	764	592
Trade accounts and notes receivable	13	1,289	947
Other accounts receivable and prepaid expenses	13	770	863
Short-term loans		190	128
Marketable securities		396	2,801
Cash and cash equivalents		713	568

Current assets		4,122	5,899

Total assets		17,095	15,490

LIABILITIES AND STOCKHOLDERS’ EQUITY
Capital stock (par value € 1 per share; shares issued 2002: 137,335,122—2001: 141,033,427)		141	137
Capital surplus		1,150	649
Retained earnings	14	5,560	6,568
Translation adjustments		(301)	(1,441)
Treasury stock		(603)	(826)

Stockholders’ equity		5,947	5,087

Minority interests		780	729
Convertible bonds	16	1,000	1,000
Long-term debt	17	4,425	3,092
Retirement indemnities, pensions and post-retirement healthcare benefits	18	334	272
Provisions and long-term liabilities	19	542	492

Stockholders’ equity and non-current liabilities		13,028	10,672

Trade accounts and notes payable	20	1,715	1,516
Accrued expenses and other current liabilities	20	1,841	1,756
Short-term debt and bank overdrafts		511	1,546

Current liabilities		4,067	4,818

Total liabilities and stockholders’ equity		17,095	15,490

The notes on pages F-6 to F-54 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In millions of euros)
	Year ended December 31,
	2000	2001	2002
Net income	721	132	1,283
Minority interests in net income of consolidated subsidiaries	130	163	182
Net earnings of equity method companies	(33)	(39)	(17)
Depreciation and amortization	757	777	721
Other	(17)	578	(591)

Cash flows provided by operations	1,558	1,611	1,578
Decrease in inventories	(32)	(21)	11
Net variation in trade accounts and other accounts receivable(1)	(344)	460	(109)
Net variation in trade accounts and other accounts payable	224	180	148
Other variations	16	10	13

Net change in current working capital	(136)	629	63

Cash flows provided by operating activities	1,422	2,240	1,641

Additions to property, plant and equipment	(798)	(737)	(603)
Acquisitions	(2,849)	(1,071)	(495)
Proceeds from the sales of businesses and other investments	712	218	3,410

Cash flows (used in) provided by investing activities	(2,935)	(1,590)	2,312

Increase in capital and capital surplus	554	46	47
Purchases of treasury stock	(169)	(921)	(786)
Dividends	(366)	(393)	(404)
Net change in long-term debt	1,170	1,248	(467)
Net increase in long-term loans and other assets	(224)	108	(232)
Net change in short-term debt	357	(416)	245
Proceeds from the sales of marketable securities	263	(146)	(2,418)

Cash flows (used in) provided by financing activities	1,585	(474)	(4,015)

Effect of exchange rate changes on cash and cash equivalents	12	(11)	(83)

Increase (decrease) in cash and cash equivalents	84	165	(145)

Cash and cash equivalents at beginning of year	464	548	713
Cash and cash equivalents at end of year	548	713	568

(1)	including the impact of the trade accounts receivable securitization program.

The notes on pages F-6 to F-54 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(excluding minority interests)

	Number of shares(1)		In millions of euros
	Issued	Excluding treasury stock	Capital stock	Capital surplus	Retained earnings	Translation adjustments	Treasury stock	Stockholders’ equity attributable to the Group
Balance at December 31, 1999	148,271,176	135,127,744	113	2,422	5,209	(173)	(1,425)	6,146

Capital stock issues	655,610	655,610		45				45
Capital stock reduction	(6,400,000)	(6,400,000)	(6)	(788)				(794)
Conversion of bonds	6,559,422	6,559,422	7	547				554
Capital conversion in euros			35	(35)				—
Net income for 2000					721			721
Dividends paid					(234)			(234)
Translation adjustments						110		110
Change in treasury stock		5,037,560					641	641

Balance at December 31, 2000	149,086,208	140,980,336	149	2,191	5,696	(63)	(784)	7,189

Capital stock issues	447,219	447,219		45				45
Capital stock reduction	(8,500,000)	(8,500,000)	(8)	(1,086)				(1,094)
Net income for 2001					132			132
Dividends paid					(268)			(268)
Translation adjustments						(238)		(238)
Change in treasury stock		1,760,193					181	181

Balance at December 31, 2001	141,033,427	134,687,748	141	1,150	5,560	(301)	(603)	5,947

Capital stock issues	501,695	501,695		45				45
Capital stock reduction	(4,200,000)	(4,200,000)	(4)	(546)				(550)
Net income for 2002					1,283			1,283
Dividends paid					(275)			(275)
Translation adjustments						(1,140)		(1,140)
Change in treasury stock		(1,697,610)					(223)	(223)

Balance at December 31, 2002	137,335,122	129,291,833	137	649	6,568	(1,441)	(826)	5,087

(1)	data adjusted after the June 2000 two-for-one stock split.

At December 31, 2002 the negative translation adjustments related to currencies in the Euro zone amount to € 235 million.

The notes on pages F-6 to F-54 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—Summary of significant accounting policies

As of January 1, 2001, the consolidated financial statements were prepared in euros and all previous data were translated into euros, using the official exchange rate of 6.55957 French francs per euro in place as of January 1, 2000. The comparability of the Group’s consolidated financial statements from one year to another is not affected by the translation to euros, nor is the comparability of the Group’s consolidated financial statements with the financial statements of other companies which are presented in euros in 2000 but which were previously presented in French francs. However, the Group’s consolidated financial statements, as presented in euros, are not comparable with the financial statements of other companies which are presented in euros in 2000 but which were previously presented in a currency other than the French franc.

All data related to capital stock and earnings or dividends per share have been adjusted to take into account the June 2000 two-for-one stock split.

A.    Basis of consolidation

The consolidated financial statements of GROUPE DANONE (the “Company”) and subsidiaries (together, the “Group”) have been prepared in accordance with current French generally accepted accounting principles (“French GAAP”). The French regulation 99-02, applied from January 1, 2000 did not entail any amendment to the practices previously followed. Differences between accounting principles adopted by the Company under French GAAP and generally accepted accounting principles in the United States (“US GAAP”) are summarized in Note 2.

All material subsidiaries in which the Group holds, directly or indirectly, a controlling interest are consolidated by including all assets, liabilities and income statement items of the related subsidiaries after elimination of intercompany balances, transactions and results. Stockholders’ equity excludes minority interests in consolidated companies, which are presented as a separate caption in the consolidated balance sheets.

Material affiliated companies in which the Group exercises, directly or indirectly, significant influence are recorded using the equity method of accounting. Under the equity method, the Group recognizes as income its proportionate share of the investee’s net income and records an increase to the equity investments; such investments are reduced by the amount of any dividends received.

In 2002, of the 152 companies included in the consolidation (2001: 162), 129 are consolidated (2001: 142) and 23 are accounted for under the equity method (2001: 20). A list of subsidiaries and equity investee companies included in the consolidation at December 31, 2002, and of newly consolidated and de-consolidated companies, is shown in Note 30.

For companies acquired (or disposed of) during the year, only results for the period subsequent to the date of acquisition (or prior to the date of disposal) are included in the consolidated statement of income.

All significant intercompany accounts and transactions (including dividends) are eliminated in consolidation.

B.    Foreign currency translation

Transactions denominated in foreign currencies

Accounts receivable and payable denominated in foreign currencies are generally recorded at the year-end exchange rate. Foreign exchange gains and losses resulting from the remeasurement of accounts receivable and

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payable stated in foreign currencies and from settlement of such balances during the year are recognized in the income statement under “Other expense and income”, except those arising from intercompany transactions of a long-term investment nature which are shown as a separate component of retained earnings under “Translation adjustments.”

Translation of financial statements of foreign operations

General:

•	balance sheet items are translated into euros at the official year-end exchange rate;

•	income statement items are translated at the average exchange rate for the year for each currency;

•	exchange differences arising from the translation of the accounts of foreign companies into euros are included in retained earnings under the heading “Translation adjustments” until the related foreign investments are sold or liquidated.

Where the functional currency is not the local currency (highly inflationary countries: Romania, Russia and Turkey), the translation of the financial statements of such companies differs from that described above, as capital and intangible assets, long-term investments and stockholders’ equity, and the related income statement items are translated at the appropriate historical exchange rates.

C.    Intangible assets

Goodwill

The acquisition cost of a subsidiary is allocated to the identifiable tangible and intangible assets acquired, including brands when relevant, and liabilities assumed based on their fair market values at the date of the acquisition (fair market values being determined based on independent appraisals and management estimates). Any excess of acquisition cost over the identifiable assets acquired and liabilities assumed is allocated to goodwill.

Goodwill is amortized over a period from twenty to forty years, with the majority over forty years, on a basis which takes into consideration, as fairly as possible, the assumptions, objectives and prospects existing when the acquisition was made.

Goodwill is tested for impairment annually, mainly on the basis of expected discounted future cash flows or comparative market multiples. If changes occur and negatively impact the assumptions and prospects made at acquisition, or if the assets and relating goodwill are to be disposed of, the amortization period of goodwill may be reduced or an impairment loss is recognized.

Brands and other intangible assets

The brands which have been separately identified are only premium brands, with a substantial and long-term sustainable value supported by advertising expenses. Their useful life is determined to be indefinite.

The valuation of these brands is determined with the assistance of specialized consultants, taking into account various factors including brand recognition and earnings contribution. These brands, which are legally

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

protected, are not amortized. In the event that the recorded value of a brand becomes impaired, an allowance would be recorded via a charge to income.

Purchased goodwill (“fonds de commerce”), licenses, patents, leasehold rights and other acquired intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives, not exceeding forty years.

D.    Property, plant and equipment

Land, buildings, plant and equipment are recorded at historical cost. Depreciation is charged on a straight-line basis over the estimated useful lives as follows:

•	Rental property: 50 years;

•	Buildings: 15 to 40 years;

•	Machinery and equipment: 8 to 15 years;

•	Other: 3 to 10 years.

An impairment loss is recognized if the carrying amount of an asset is not fully recoverable and exceeds its estimated fair value.

Significant acquisitions under capital leases are treated as installment purchases. They are capitalized on the basis of the discounted value of future lease payments and depreciated over their estimated useful lives.

Interest on funds borrowed to finance capital investment programs prior to their completion is treated as a component of the cost of the related assets.

Consigned containers are recorded at cost. Depreciation is provided on a straight-line basis, based on available statistics for each company, over the shortest of the following estimated useful lives:

•	the physical useful life, taking into account the internal and external breakage rates and wear and tear;

•	the commercial useful life, taking into account planned or likely modifications of containers.

Changes in consignment rates (defined as the refundable rate per container) are recorded through an adjustment to the liability for deposits received for containers on consignment offset by an adjustment to the carrying value of consigned containers. Any loss arising on changes in consignment rates is charged to income over the life of the containers involved.

E.    Long-term investments

Long-term investments represent shares held in non-consolidated companies. They are carried at cost (including acquisition costs, if any) less appropriate provisions when their carrying amount exceeds their fair value. Dividends are recorded as income when received.

F.    Inventories

Inventories are stated at the lower of cost or market value. Cost is primarily determined using the weighted average method.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

G.    Marketable securities

Marketable securities are carried at the lower of cost or market value. At the end of 2002 and 2001, the cost approximates the market value.

H.    Cash and cash equivalents

Cash equivalents consist of highly liquid investments, debt instruments and time deposits with a maturity of three months or less at the date of purchase. Cash equivalents are carried at cost which approximates market value.

I.    Treasury stock

GROUPE DANONE’s capital stock held by consolidated Group companies is shown as a reduction of total stockholders’ equity under “Treasury stock”, at historical cost.

J.    Grants and subsidies

Capital investment grants are included in the balance sheet under “Provisions and long-term liabilities”. They are released to income (under “Other expense and income”) on a straight-line basis over the estimated useful lives of the related fixed assets.

Other grants and subsidies are included in “Other expense and income” in the year in which the Group becomes entitled to receive them.

K.    Deferred income taxes

Deferred income taxes are recorded under the asset / liability method for all temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes, except those differences related to:

•	goodwill;

•	brand names, because these assets, although identifiable, cannot be sold separately;

Deferred taxes are calculated using the last enacted income tax rates expected to be applicable when the temporary differences reverse. No provision is made on retained earnings of consolidated companies when the Group decided not to distribute them in a foreseeable future.

Deferred tax assets are reduced by a valuation allowance when it is estimated that it is more likely than not that such benefit will not be realized.

L.    Retirement indemnities, pension costs and post-retirement healthcare benefits

The Group’s benefit obligations relating to defined benefit pension and retirement indemnity schemes are calculated using actuarial assumptions which take into account the economic situation of each country.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

These obligations are covered either by provisions recorded in the balance sheet over the period the rights are acquired or by assets held in externally managed funds to which the Group contributes; such contributions are recorded as expenses.

The Group’s obligations relating to post-retirement benefits are recognized over the period the benefits are earned. Accrued obligations are based on actuarial valuations which take into account assumptions regarding mortality and future healthcare cost trends.

M.    Financial instruments

The Group uses derivative financial instruments, mainly through specialized subsidiaries, for the purpose of hedging currency and interest rate exposures which exist as part of ongoing business operations. As a policy, the Group does not enter in speculative or leveraged transactions, nor does the Group hold or issue financial instruments for trading purposes.

The Group enters into interest rate swap agreements to manage its interest rate exposure. Any interest rate differential is recognized as an adjustment to interest expense over the term of the related underlying debt.

With respect to exchange rate exposure which relates to operating activities, the Group enters into forward exchange contracts and options; gains and losses resulting from these instruments are recognized over the same period as the underlying hedged transactions.

Financial instruments that do not meet the accounting criteria to qualify them as hedges are recorded at fair market value, and changes in fair value are reflected in the income statement. The number and value of such instruments are not significant.

N.    Net sales

Revenues are recognized upon shipment. Net sales are stated after deduction of sales and excise tax. Net sales are also stated net of trade discounts and customer allowances, except for trade support actions that are generally invoiced by customers, which are treated as selling expenses.

If consideration given by Danone to its customers and resellers were classified as a reduction of sales, rather than as selling expenses, net sales would be reduced by € 1,299 million, € 1,069 million and € 1,047 million in 2000, 2001 and 2002, respectively.

Revenue from distribution of beverages (mainly beer until 2000) sold under names other than group brand names, are recorded via their gross margin.

O.    Advertising expenses

Advertising costs are charged to expense as incurred, in the amount of € 790 million, € 810 million and € 845 million for 2000, 2001 and 2002, respectively.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

P.    Research and development

Research and development costs are charged to expense as incurred.

Q.    Non-recurring items

Non-recurring expense and income comprise material items which because of their unusual or non-recurring nature cannot be considered as inherent to the operating activities of the Group, such as capital gains and losses on disposals of companies, restructuring costs or exceptional impairment of tangible and intangible assets.

R.    Earnings per share

Basic earnings per share are based on the weighted average number of shares outstanding during the year after deducting GROUPE DANONE’s treasury stock held by consolidated subsidiaries.

Diluted earnings per share are calculated in the same way, but the denominator is increased by all the shares that could be potentially created (convertible bonds, options to subscribe or purchase shares) and the numerator by the related theoretical reduction in interest charges, net of tax.

S.    Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

T.    Reclassification

Certain amounts in the accompanying 2000 and 2001 financial statements could have been reclassified from previously issued financial statements to conform to the 2002 presentation.

NOTE 2—Summary of differences between accounting principles followed by the Company and United States generally accepted accounting principles

The accompanying financial statements have been prepared in accordance with French GAAP which differ in certain significant respects from US GAAP.

Description of differences

These differences have been reflected in the financial information given in the paragraphs below and mainly relate to the following items:

1.    Brand names and goodwill amortization

Under French GAAP, the brand names which have been separately identified on the acquisition of subsidiaries are not systematically amortized but can be exceptionally impaired. Goodwill is systematically

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amortized over a period which reflects, as fairly as possible, the assumptions, objectives and prospects existing at the acquisition time. Management periodically evaluates whether changes occurred that would require revision of the estimated useful life of the goodwill or would result in an impairment.

Under US GAAP, in accordance with SFAS 142, goodwill and indefinite-lived intangible assets are not amortized but are tested for impairment annually. On January 1, 2002, for the purpose of this reconciling statement, the Company adopted SFAS 142, which is to be applied on a prospective basis. Therefore, amortization charges of goodwill recorded in the Group’s financial statements (€ 122 million in 2002) are reversed in this reconciling statement.

Under US GAAP, prior to SFAS 142, in accordance with APB 17, intangible assets such as brand names and goodwill had to be amortized over their useful life, which could not exceed forty years. Prior to SFAS 142, for the purpose of reconciling to US GAAP, brand names were amortized over a forty-year period (which represented amortization charges of € 42 million and € 43 million for 2001 and 2000 respectively).

Consequently, the net book value of goodwill and brand names under French GAAP differ from their net book value under US GAAP and impairment charges and capital gains or losses resulting from disposals may be different under French GAAP and under US GAAP.

2.    Goodwill relating to the acquisition of foreign subsidiaries

Goodwill relating to the acquisition of subsidiaries in the euro zone (relating to the acquisition of most foreign subsidiaries until 2000) are translated in the Group’s accounts using an historical exchange rate when US GAAP require the use of the closing exchange rate. Under US GAAP, the difference is part of the “Translation adjustments” component of stockholders’ equity.

Amortization of goodwill relating to the acquisition of subsidiaries in the euro zone (amortization of most goodwill relating to the acquisition of foreign subsidiaries until 2000) is computed on the basis of gross values translated at the historical exchange rate. Under US GAAP, prior to SFAS 142, the annual amortization charge was translated at the average exchange rate during the year.

3.    Stock options

Until January 1999, the Company granted stock options to eligible employees under fixed plans with a discount, at a price lower than the prevailing market price; since that date, all grants are made at fair value at the date of grant. Accounting for this discount is not addressed by French GAAP and these transactions have no effect on the statement of income. Under US GAAP, the discount, measured at the date of grant, is considered as compensation to employees. The effect of the decrease to net income and increase to stockholders’ equity (in other comprehensive income) for the amount of compensation expense is reflected as a US GAAP adjustment and shown below.

4.    Available-for-sale securities

Under French GAAP, available-for-sale securities are recorded at the lower of their acquisition cost and their fair value; in case of a decline in fair value, an impairment loss is recognized in earnings. Under US GAAP,

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

available-for-sale securities are carried at market value, with the unrealized gains and losses recorded directly in other comprehensive income, a component of stockholders’ equity.

5.    Deferred income taxes on brand names

Deferred income taxes on brand names resulting from purchase price allocation are not recorded. Consequently, the goodwill arising on the acquisition of the related subsidiaries is not increased by the amount of such deferred tax liability. Under US GAAP, a deferred tax liability computed at the local tax rate applicable to long-term capital gains is recorded, and goodwill is increased by the same amount. Prior to SFAS 142, the deferred tax liability was reversed to profit as the related intangible asset was amortized, whereas the amortization charge of the additional goodwill matched this profit.

Had US GAAP been applied, deferred income taxes (long-term liabilities) and goodwill would be increased by € 252 million as of December 31, 2002 (€ 326 million as of December 31, 2001).

Goodwill amortization, offset by an equal amount of deferred tax benefit of € 10 million and € 11 million for 2000 and 2001, respectively, would have been recorded under US GAAP.

6.    Purchase accounting—Fair value

Purchase accounting applied to a less than wholly-owned subsidiary results in all of the assets and liabilities of the purchased subsidiary being recorded at fair values when the parent purchases its majority interest, and the minority interest in the subsidiary net assets is adjusted to reflect its share of the revalued net assets (excluding goodwill).

Under US GAAP, no write-up in fair value of the net assets of the subsidiary related to the minority interest should occur. Accordingly, the write-up to fair values in brand names related to the minority interest should be reversed, thus decreasing brand names and minority interest by € 133 million as of December 31, 2002 (€ 134 million as of December 31, 2001). The remainder of the write-ups to fair value in other net assets related to the minority interest is not considered material.

7.    Derivative instruments

Under French GAAP, the interest rates and currency derivatives, that are hedging instruments, are not reported on the balance sheet, except for related cash out or in-flows. Any gain or loss on those derivatives are deferred until the period in which earnings are affected by the underlying hedged items.

Under US GAAP, all derivative instruments are reported on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

8.    Restructuring costs

Under French GAAP, restructuring costs are recorded as soon as a detailed restructuring plan has been decided by the management and communicated to third parties. These restructuring costs include costs related to

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employee benefits, costs associated with the elimination and reduction of production lines and losses on assets impairments and disposals of assets.

Under US GAAP, certain employee benefits, such as relocation costs or transfer benefits, do not qualify as exit costs and are expensed as incurred.

9.    Pension liability

Under US GAAP, if the fair value of plan assets for pension plans is lower than the Accumulated Benefit Obligation, the liability has to be adjusted to reflect the difference. An equal amount has to be recorded as an intangible asset or as a reduction of equity for the portion that exceeds the amount of unrecognized prior service cost.

10.    Comprehensive income

Comprehensive income is the term used to define all non-owner changes in shareholders’ equity. Comprehensive income is a concept not addressed by French GAAP. Under US GAAP, comprehensive income includes, in addition to net income:

•	additional paid-in capital related to compensation cost on shares issued to employees

•	net unrealized holding gains/losses arising during the period on available for sale securities

•	movements in cumulative translation adjustments

•	negative equity adjustments as an additional pension liability not yet recognized as net periodic pension cost

•	effective portion of changes in the fair value of the derivative instruments designated as cash flow hedges.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciling statements

Reconciliation of Net Income—Determination of Comprehensive Income and Reconciliation of Stockholders’ equity

The reconciliation of net income from French GAAP to US GAAP, together with the reporting of US GAAP comprehensive income, and a reconciliation of stockholders’ equity from French GAAP to US GAAP is as follows:

	Year ended December 31,
(All amounts in millions of euros except per share data)	2000	2001	2002
Net income under French GAAP	721	132	1,283
US GAAP adjustments:
1. Brand names and goodwill amortization	(43)	(42)	122
2. Brand names and goodwill impairment losses	69	20	(2)
3. Additional capital gain (or loss) on disposal under US GAAP	79	—	(7)
4. Amortization of goodwill of foreign subsidiaries	(3)	3	—
5. Compensation costs under stock option plans	(1)	(1)	—
6. Derivative instruments	—	9	36
7. Available-for-sale securities	—	—	9
8. Restructuring costs	—	13	(13)

Net income with US GAAP adjustments before tax effect and minority interests	822	134	1,428
Tax effect of the above adjustments	(19)	67	(8)
Minority interests effect of above adjustments	4	4	—

Net income under US GAAP	807	205	1,420

Basic earnings per share under US GAAP	5.74	1.47	10.77
Diluted earnings per share under US GAAP	5.71	1.48	10.43

Net income under US GAAP, a component of comprehensive income	807	205	1,420
Other comprehensive income, net of tax:
• Additional paid-in capital related to compensation costs on shares issued to employees	1	1	—
• Change in net unrealized gains/losses on available-for-sale securities	6	(24)	(38)
less: Reclassification adjustment for net gains/losses included in net income	—	—	—
• Change in cumulative translation adjustments	209	(508)	(1,221)
less: Reclassification adjustment for net gains/losses included in net income	18	—	141
Minimum pension liability	—	(25)	(17)

Other comprehensive income (loss) under US GAAP	234	(556)	(1,135)

Comprehensive income (loss) under US GAAP	1,041	(351)	285

Stockholders’ equity under French GAAP	7,189	5,947	5,087
US GAAP adjustments:
1. Brand names and goodwill amortization	(353)	(455)	(260)
2. Goodwill relating to the acquisition of foreign subsidiaries	125	51	(45)
3. Unrealized gains on available-for-sale securities	128	99	65
4. Derivative instruments	—	9	20
5. Restructuring costs	—	13	—
6. Minimum pension liability	—	(36)	(60)
7. Other	—	(25)	—
Tax effect of the above adjustments	(84)	(82)	(4)
Minority interests effect of above adjustments	36	33	33

Stockholders’ equity under US GAAP	7,041	5,554	4,836

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

US GAAP statement of charges in stockholders’ equity

(All amounts in millions of euros)
Balance as of December 31, 1999	5,788

Capital stock issues	45
Capital stock reduction	(794)
Dividends paid	(234)
Conversion of bonds	554
Movements on treasury shares	641
Net income under US GAAP for 2000	807
Other comprehensive income under US GAAP for 2000	234

Balance as of December 31, 2000	7,041

Capital stock issues	45
Capital stock reduction	(1,094)
Dividends paid	(268)
Movements on treasury shares	181
Net income under US GAAP for 2001	205
Other comprehensive income (loss) under US GAAP for 2001	(556)

Balance as of December 31, 2001	5,554

Capital stock issues	45
Capital stock reduction	(550)
Dividends paid	(275)
Movements on treasury shares	(223)
Net income under US GAAP for 2002	1,420
Other comprehensive income (loss) under US GAAP for 2002	(1,135)

Balance as of December 31, 2002	4,836

Description of other differences

Presentation differences—Operating income

Under French GAAP, operating income excludes the non-recurring items discussed in Note 3. US GAAP requires that the non-recurring items be included in operating income.

Disclosure is made in Note 3 under French GAAP as to the after-tax effect that the non-recurring charges had on diluted earnings per share. US GAAP does not allow disclosure of the per share effects of non-recurring charges which do not qualify as extraordinary items, and such non-recurring charges do not qualify as extraordinary items under US GAAP.

Presentation differences—Net sales and selling expenses

Under French GAAP, consideration given by a vendor to a customer or a reseller of the vendor’s products is usually recorded as promotional expenses within selling expenses. Under US GAAP certain consumer and trade

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, should be classified as a reduction of sales rather than as selling expenses.

Had US GAAP been applied, net sales and selling expenses would be both decreased by approximately € 1,047 million as of December 31, 2002 (€ 1,069 million as of December 31, 2001 and € 1,299 million as of December 31, 2000). These reclassifications have no impact on operating income and net earnings.

Presentation differences—Cash flow statement

Under US GAAP, a subtotal “Cash flows from Operations” would not be shown.

Presentation differences—Additional disclosures required by SFAS 115

On December 31, 2001 and 2002, all investments in non-consolidated companies, other non-current assets and marketable securities held by the Group and categorized as available-for-sale consisted of equity securities. On December 31, 2001 and 2002 the Group had no held-to-maturity securities. On December 31, 2001 and 2002 available-for-sale securities consisted of the following:

(All amounts in millions of euros)	At December 31,
	2001	2002
Securities held by consolidated companies:
Cost	1,380	1,015
Gross unrealized gains (1)	101	90
Gross unrealized losses (1)	(3)	(35)

Estimated fair value	1,478	1,070

Securities held by the companies recorded under the equity method:
Group’s share in net unrealized gains	—	—

(1)	Stated before any tax effect.

On December 31, 2001 and 2002, these investments were included in the following captions on the consolidated balance sheet.

(All amounts in millions of euros)	At December 31,
	2001	2002
Investments in non-consolidated companies	497	693
Other non-current assets	895	287
Marketable securities	86	90

	1,478	1,070

For the years ended December 31, 2000, 2001 and 2002 gross realized gains and losses on available-for-sale securities were not material. The cost of securities sold is based on the average cost method.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Presentation differences—Additional disclosures required by SFAS 123

The Company accounts for its employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

(Amounts in millions of euros, except per share data)	Year ended December 31,
	2000	2001	2002
Net income under US GAAP, as reported	807	205	1,420
Add: Compensation cost under APB 25	1	1	—
Deduct: Compensation cost under SFAS 123	(21)	(24)	(21)

Pro forma net income under US GAAP	787	182	1,399

Earnings per share under US GAAP:
• Basic, as reported	5.74	1.47	10.77
• Basic, pro forma	5.59	1.31	10.61
• Diluted, as reported	5.71	1.48	10.43
• Diluted, pro forma	5.57	1.32	10.27

The fair values of the options granted in 2001 and 2002 were estimated for the purposes of SFAS 123 disclosure requirements using the Black & Scholes model; the fair values of the options granted in 2000 were estimated for the purposes of SFAS 123 disclosure requirements using the Cox and Monaco option-pricing model. The valuations were based on the following weighted average assumptions:

	2000	2001	2002
Risk-free interest rate	4.92%	4.16%	3.13%
Expected life	8 years	8 years	6 years
Expected volatility	35.0%	29.0%	25.1%
Expected dividend yield	1.41%	2.00%	1.70%

The weighted-average fair value of options granted in 2000, 2001 and 2002 was respectively € 48.1, € 34.9 and € 30.1 per option.

Presentation differences—Additional disclosures required by SFAS 133

The Company is exposed to certain market risks as a part of its ongoing business operations and uses derivative financial instruments, where appropriate, to manage these risks.

Adoption of SFAS 133—On January 1, 2001, the Company adopted SFAS 133, which requires all derivative instruments to be recorded at fair value on the balance sheet. The adoption of SFAS 133 increased assets by € 25 million and liabilities by € 9 million, with € 11 million recognized in other comprehensive income and no impact on net income as the unrealized gain on the derivatives was equally offset by the adjustments of the carrying value of the underlying liabilities. During 2001 all cash-flow hedges recorded upon adoption were realized through income by the Group.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value Hedges—Ineffectiveness resulting from fair value hedging activities was not material to the Company’s results of operations. All components of each derivative’s gain or loss are included in the assessment of hedge effectiveness. In 2001 and 2002, there were no hedged firm commitments that no longer qualified as fair value hedges.

Cash Flow Hedges—The Company does not have any cash flow type hedges that qualify as such under US GAAP.

Fair Value—For carrying amounts and fair values of the Group’s derivative and financial instruments, please refer to Note 26. Off-balance foreign exchange instruments are mainly comprised of forward exchange contracts: their fair value is included in accrued expenses and other current liabilities. Off-balance sheet interest rate instruments are mainly comprised of interest rate swaps and options : their fair value is recorded equally in long term debt or in short term debt. Off-balance sheet equity instruments are mainly comprised of purchased options : their fair value is recorded in investments in non-consolidated companies.

The difference between net income under French GAAP and US GAAP is a profit of € 6 million for 2001 and a profit of € 23 million for 2002 : it is mainly due to changes in the fair value of derivatives not designated as hedges under SFAS 133.

Presentation differences—Additional disclosures required by SFAS 141 and SFAS 142

On July 1, 2001, the Company adopted SFAS 141 for the purpose of this reconciliation, which requires use of the purchase method of accounting for all business combinations initiated after June 30, 2001. On January 1, 2002, the Company adopted SFAS 142 for the purpose of this reconciliation. SFAS 142 addresses the recognition for goodwill and intangible assets, the amortization of intangible assets with finite lives and impairment testing; it eliminates the amortization of goodwill and of indefinite-lived intangible assets.

For the purpose of determining the fair value of reporting units and indefinite-lived intangible assets, the Company usually uses discounted future cash flows analyses and comparative market multiples methodologies ; the assumptions used in these analyses are consistent with the Company’s internal planning.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result of adoption of SFAS 142, the Company ceased amortization of its goodwill and indefinite-lived brands for the purpose of this reconciliation. Had SFAS 142 been applied as of January 1, 2000, the Company estimates that net income and earnings per share would have been affected as follows:

	Year ended December 31,
	2000	2001	2002
Reported net income under US GAAP	807	205	1,420
• Add goodwill amortization	126	146	—
• Add brands amortization (net of tax effect)	41	40	—
• Add equity investee goodwill amortization	11	14	—

Adjusted net income under US GAAP	985	405	1,420

	Year ended December 31,
	2000	2001	2002
Reported earnings per share under US GAAP – Basic	5.74	1.47	10.77
• Add goodwill amortization	0.90	1.05	—
• Add brands amortization (net of tax effect)	0.29	0.28	—
• Add equity investee goodwill amortization	0.08	0.10	—

Adjusted earnings per share under US GAAP – Basic	7.01	2.90	10.77

	Year ended December 31,
	2000	2001	2002
Reported earnings per share under US GAAP – Diluted	5.71	1.48	10.43
• Add goodwill amortization	0.89	1.03	—
• Add brands amortization (net of tax effect)	0.29	0.28	—
• Add equity investee goodwill amortization	0.07	0.10	—

Adjusted earnings per share under US GAAP – Diluted	6.96	2.89	10.43

On January, 1, 2002, goodwill was assigned to reporting units. Transitional impairment tests on goodwill and indefinite-lived intangible assets did not require adjustments to any of the Company’s goodwill and brands carrying values.

As a result of changes occurring in the first half of 2002 in (i) the economic conditions prevailing in Latin America and other emerging markets, and (ii) the competitive environment in certain packaged water markets, the Company conducted a review of its goodwill and indefinite-lived brands for potential impairment. For consolidated companies, this review conducted to impairment charges of approximately € 606 million and a related decrease to net income of the same amount. For the Company’s share of equity method investees, this review decreased net income of about € 48 million. These impairment losses did not have any tax effect.

In addition, the Company performed its annual impairment testing of goodwill and indefinite-lived brands in the last quarter of 2002. No impairment were deemed necessary following these tests, except for container activities.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total impairment losses recognized in 2002 were as follows by division:

(In millions of euros)	Fresh Dairy Products	Beverages	Biscuits	Other Food Businesses	Containers	Total Divisions
Impairment relating to consolidated companies	265	178	160	3	—	606
Impairment relating to equity method investees	41	7	—	—	38	86

Total impairment losses	306	185	160	3	38	692

Of the € 606 million impairment losses for consolidated companies, € 586 million related to goodwill impairment losses and € 20 million related to the complete write-off of the Company’s Bagley brand in Argentina.

The € 86 million impairment losses for equity method investees all related to goodwill impairment.

At December 31, 2002, the amount of goodwill is as follows by reporting segment :

(In millions of euros)	Fresh Dairy Products	Beverages	Biscuits	Other Food Businesses	Containers	Total Divisions
Consolidated companies goodwill	160	1,441	1,323	109	—	3,033
Equity method goodwill	314	55	48	—	—	417

Total	474	1,496	1,371	109	—	3,450

In 2002, other intangible assets with finite lives were acquired for a total amount of € 155 million. They are amortized over a 40-year period.

Effect of new accounting pronouncements

1.    Accounting for Derivatives Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, which was later amended by SFAS 137 and SFAS 138 (referred to hereafter as “SFAS 133”). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value and establishes new accounting rules for hedging.

The Company has adopted SFAS 133 as of January 1, 2001 for purposes of US GAAP reconciliation. While SFAS 133 provides a significant change in the accounting guidance related to derivative instruments and hedging activities, the Company has determined that the more stringent accounting and documentation requirements under SFAS 133 will not cause any significant changes in its overall risk management strategy and in its overall hedging activities.

2.    Revenue Recognition

In November 2001, EITF No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s products” codified earlier pronouncements of the EITF, related to the recognition,

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measurement and income statement classification of certain sales incentives, including discounts, coupons, and free products and of cash and non cash consideration given by a vendor to customers or resellers. The EITF concluded that certain coupon and trade promotion expenses should be classified as a reduction of sales rather than as selling expenses. As reclassifications, these changes do not affect the Company’s financial position or earnings.

However, following French generally accepted accounting principles, the Company is required to continue to classify these expenses within selling expenses in its financial statements and not as a reduction of net sales.

For the purpose of this reconciling statement, the Company adopted EITF No. 01-9 as of January 1, 2002 and restated prior periods net sales and selling expenses.

3.    Business combinations

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” In addition to requiring that all business combinations be accounted for under the purchase method, SFAS No. 141 requires intangible assets that meet certain criteria to be recognized as assets apart from goodwill. The provisions of SFAS No. 142 indicate that goodwill and indefinite life intangible assets should no longer be amortized but rather be tested for impairment annually. Intangible assets with a finite life shall continue to be amortized over their estimated useful life. SFAS No. 141 is effective for business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The elimination of amortization is applied on a prospective basis and prior periods are not restated. The impact of amortization of goodwill and indefinite life intangible assets is disclosed for prior periods.

The Company has adopted SFAS 141 as of July 1, 2001 and SFAS 142 as of January 1, 2002 for purposes of US GAAP reconciliation. However, following French generally accepted accounting principles, the Company is required to continue to amortize goodwill in its financial statements.

4.    Asset retirement obligations

In June 2001, the Financial Accounting Standards Board issued SFAS 143, “Accounting for Asset Retirement Obligations”, which is effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company does not expect the adoption of SFAS No. 143 to have a material impact on the Company’s 2003 financial statements.

5.    Impairment of long-lived assets

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of.” SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidation when control over a subsidiary is likely to be temporary. The adoption of SFAS 144 by the Company on January 1, 2002 did not have a material impact on its financial statements.

6.    Costs associated with exist or disposal activities

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which supersedes EITF 94-3. It requires that a liability for a cost associated with an exit or disposal activities be recognized at its fair value when the liability is incurred, that is when a present obligation to others is created, rather than when the Company commits to an exit plan. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 may affect the timing of the recognition of future exit or disposal costs. However the Company does not expect the impact to be material.

7.    Guarantor’s accounting and disclosure requirements

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. It elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation is applicable on a prospective basis to guarantees issued or modified from 2003. The disclosure requirements are effective for financial statements ending after December 15, 2002. The Company does not expect the adoption of Interpretation No. 45 to have a material impact on its financial statements.

8.    Consolidation of variable interest entities

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, which addresses the consolidation by business enterprises of variable interest entities with certain characteristics. This Interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. At December 31, 2002, the Company did not identify any variable interest entities which would require the disclosures under this Interpretation. The Company does not expect the adoption of Interpretation No. 46 to have a material impact on its financial statements.

NOTE 3—Non-recurring items

In 2002 non-recurring items mainly include (i) a capital gain resulting from the disposal of the company Kro Beer Brands, which owns the brand names Kronenbourg and 1664, to the Scottish & Newcastle group, (ii) a capital loss resulting from the divestiture of 51% of domestic water retail businesses in the USA following an agreement with The Coca Cola Company, effective July 1, 2002, (iii) exceptional impairment losses of goodwill, tangible and intangible assets of Group businesses located in developing countries, mainly Latin America, and (iv) integration or restructuring costs of divested or acquired companies and other restructuring costs, mainly relating to the European Biscuits division restructuring, which did not qualify as exit costs in 2001 and thus could only be recorded when incurred.

Furthermore, net earnings of equity method companies include non-recurring items for a negative amount of € 33 million. They include an exceptional goodwill impairment loss of a BSN Glasspack subsidiary, restructuring

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs of BSN Glasspack subsidiaries and a capital gain resulting from the sale of long-term investments by Mahou.

The non-recurring items impact the different lines of the income statement as follows:

(In millions of euros)	Non recurring items	Taxes	Minority interests	Equity investees net earnings	Net income
Beer capital gain	1,819	(37)	—	—	1,782
Domestic Water Retail USA capital loss	(317)	4	—	—	(313)
Other capital gains and losses	(109)	(7)	(7)	16	(107)
Exceptional impairment losses	(829)	36	1	(16)	(808)
Integration or restructuring costs	(74)	8	—	(33)	(99)

One-off exceptional items	490	4	(6)	(33)	455
Other restructuring costs	(32)	9	—	—	(23)

Non-recurring items	458	13	(6)	(33)	432

In 2001, non-recurring items included (i) the exceptional impairment loss of the Galbani goodwill for € 475 million, based on the estimated fair value of the cheese and cured meat businesses of this company, which were sold in 2002, (ii) incurred or accrued restructuring costs relating to the European Biscuits division reorganization for € 236 million (cf. Note 19), (iii) a € 26 million charge for a European Union fine for non-competitive practices relating to the Beer business in Belgium, and (iv) integration costs of newly acquired companies and restructuring costs, other than those related to the Biscuits restructuring, for € 20 million. After tax and minority interest, the assets impairment charges, the Biscuits restructuring costs and the European Union fine had a total negative impact on net income of € 648 million, whereas the other restructuring costs had a net negative impact of € 11 million.

In 2000, the following non-recurring items resulted in a € 23 million increase in consolidated income before tax and minority interest:

•	€ 156 million capital gain resulting from the disposal of the European beer businesses;

•	€ 92 million impairment charge of lived term assets, including € 69 million relating to the Bagley brand;

•	€ 41 million charge relating to restructuring initiatives (mainly linked with the dairy products operations in Spain).

After tax and minority interests, the net capital gain and assets impairment charge amount to € 1 million and the restructuring costs amount to € 18 million.

Non-recurring one-off items increased diluted earnings per share by € 3.32 in 2002, reduced diluted earnings per share by € 4.54 in 2001 and had a non significant impact in 2000.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4—Acquisitions

In 2002, the Group’s main acquisitions include:

•	acquisition of the company Chateaud’eau International (HOD – Europe);

•	acquisition of the company Frucor (Beverages – New Zealand);

•	additional interests in the company Zywiec Zdroj (Water – Poland);

•	acquisition of a 10% stake in National Foods (Fresh Dairy Products – Australia) and of a 6% stake in Wimm Bill Dann (Fresh Dairy Products and Beverages – Russia).

In 2001, the Group’s main acquisitions included:

•	acquisition of the companies San (Biscuits in Poland) and Fazer (Biscuits in Finland) bought from the United Biscuits Group;

•	acquisition of 50.1% of Al Safi Danone (Fresh Dairy Products in Saudi Arabia), 50% of Pureza Aga (Water in Mexico) and 51.08% of Zywiec Zdroj (Water in Poland);

•	additional interests in Aqua (Water in Indonesia), Mecaniver (Belgian holding company, which owns the Group’s American subsidiaries in the Water and the Fresh Dairy Products businesses), Galbani (Fresh Dairy Products in Italy) and Bagley (Biscuits in Argentina).

In 2000, the Group’s main acquisitions included:

•	acquisition of the companies McKesson (Water in the United States), Naya Waters of Canada (Water in Canada) and Robust (Water in China);

•	acquisition of part of the assets of United Biscuits in the United Kingdom, Denmark, Sweden, Norway, Germany, Italy, Hungary and Malaysia;

•	acquisition of the Paulista brand and of the dairy product and milk businesses of the Cooperativa Central de Laticinios in Brazil.

NOTE 5—Subsequent events

In November 2002, Danone entered into an agreement to acquire Sparkling Spring Water Holdings. The Sparkling Spring Water Group has annual net sales of approximately € 100 million, mainly in Canada, United Kingdom, United States and The Netherlands in the HOD business.

NOTE 6—Property, plant and equipment

	At December 31,
(In millions of euros)	2001	2002
Land	316	235
Buildings and rental property	1,839	1,427
Machinery and equipment	5,120	4,197
Consigned containers	168	182
Vehicles, office furniture and other	739	610
Capital assets in progress	365	244

Total	8,547	6,895
Less accumulated depreciation	(4,473)	(3,903)

Net property, plant and equipment	4,074	2,992

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7—Intangible assets

	At December 31,
(In millions of euros)	2001	2002
Gross amounts :
Goodwill	6,574	3,915
Brand names	1,660	1,259
Other	373	459

Total gross intangible assets	8,607	5,633
Accumulated amortization :
Goodwill	(1,500)	(775)
Other intangible assets	(299)	(225)

Total accumulated amortization	(1,799)	(1,000)

Net intangible assets	6,808	4,633

Goodwill

	Year ended December 31,
(In millions of euros)	2001	2002
Net book value as at January 1	4,948	5,074
Additions during the year	846	170
Decreases during the year	(557)	(1,979)
Amortization	(163)	(125)

Net book value as at December 31	5,074	3,140

No individual goodwill item represents more than 5% of the total, with the exception of Danone Waters of North America USA, LU, Volvic and Jacob’s Bakery which in the aggregate amount to a net of approximately € 1,548 million as of December 31, 2002.

Additions and decreases during years 2000, 2001 and 2002 mainly result from newly acquired companies (whether consolidated or accounted for under the equity method) and from divestitures (refer to Notes 3 and 4) after allocating the intangible assets acquired to the relevant balance sheet items. The 2002 goodwill decreases result from (i) exceptional goodwill impairment losses for € 661 million (refer to Note 3), (ii) the divestiture of the Group’s USA Water Retail businesses for € 351 million), (iii) the divestitures of the companies Galbani, Dongxihu and Haomen for € 229 million, and (iv) the evolution of foreign exchange rates against euro, mainly the devaluation of the Latin America’s currencies.

Current year amortization charge for consolidated companies of € 125 million (€ 149 million for 2001) is recorded as “Other expense and income” while current year amortization charge for companies accounted for under the equity method of € 16 million (€ 14 million in 2001) is recorded as “Net earnings of equity method companies”.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill in the amount of € 471 million and € 406 million at the end of 2001 and 2002, respectively, relates to equity investees. Under US GAAP, such goodwill would be recorded under “Investments accounted for under the equity method”.

Brand names

Brand names result from the allocation of the excess of the purchase price of the companies acquired since 1989 and are recorded at fair value. They include Volvic, the Danone brand in Spain and the main brand names of the Group Biscuits operations, among others.

In 2002, changes in brand names mainly result from the divestiture of the Galbani brand for € 340 million and the complete impairment of the Bagley brand (Biscuits – Argentina).

NOTE 8—Long-term loans

At December 31, 2002, long-term loans include a total of € 364 million of vendor loans to holdings set up by investment funds, following the disposal of the glass container division in 1999 and of the Galbani cheese and cured meat businesses in 2002.

These loans are redeemable in principal and interests at the latest in 2009 and 2013.

NOTE 9—Investments in non-consolidated companies

	At December 31,
(In millions of euros and at net book value)	2001	2002
Investments to be consolidated at the beginning of subsequent year	104	161
Subsidiaries (more than 50% owned)	78	33
Affiliates (20% to 50% owned)	29	14
Other investments (less than 20% owned)	218	426

Investments in non-consolidated companies	429	634

Investments in non-consolidated subsidiaries and affiliates are mainly comprised of investments in the Chateaud’eau International company acquired in December 2002 which will be consolidated in 2003, and of minority stakes in Scottish & Newcastle plc, Yakult, Wimm Bill Dann and National Foods.

NOTE 10—Investments accounted for under the equity method

	Year ended December 31,
(In millions of euros)	2001	2002
Net book value as at January 1	408	553
New investments accounted for under the equity method (Note 30)	118	155
Net earnings	39	17
Dividends paid	(26)	(30)
Other	14	(35)

Net book value as at December 31	553	660

Other changes mainly result from movements in exchange rates.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized financial information for all investments accounted for under the equity method is as follows (figures are for 100% of each of the companies involved):

	Year ended December 31,
(In millions of euros)	2001	2002
Net sales:
European Union	2,602	2,527
—Rest of the world	1,777	1,893
—Net income	197	162
Stockholders’ equity	1,740	1,946

NOTE 11—Other financial assets

As of December 31, 2000 and 2001, other financial assets included various securities received by Kro Beer Brands and other Group companies as consideration for the sale of beer assets to the Scottish & Newcastle group in 2000. Following the sale of the Kro Beer Brands company to the Scottish & Newcastle group in 2002, some securities were also sold and the Scottish & Newcastle ordinary shares were reclassified as investments in non-consolidated companies.

NOTE 12—Inventories

	At December 31,
(In millions of euros)	2001	2002
Goods purchased for resale	64	59
Raw materials and supplies	304	247
Semi-finished goods and work in process	60	26
Finished goods	317	250
Non-returnable containers	44	34
Less allowances	(25)	(24)

Net inventories	764	592

NOTE 13—Trade accounts receivable; other accounts receivable and prepaid expenses

Trade accounts receivable

	At December 31,
(In millions of euros)	2001	2002
Trade accounts receivable	1,308	900
Notes receivable	88	136
Less allowance for doubtful receivables	(107)	(89)

Net trade accounts receivable	1,289	947

of which unmatured discounted bills account for	8	3

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movements in the allowance for doubtful receivables are as follows:

	Year ended December 31,
(In millions of euros)	2001	2002
Balance as at January 1	99	107
Charge (net of reversal) for the year	28	22
Utilization	(20)	(20)
Translation differences	—	(20)

Balance as at December 31	107	89

The Group believes its exposure to concentration of credit risk is limited, due to the large number of customers located in diverse geographical areas, and that there is no pronounced dependence on one single customer; the global net sales recorded with the first customer of the Group represent 10% of the total consolidated net sales.

Since July 2001, the Group entered into agreements with financial institutions to sell without recourse receivable trade accounts, up to € 760 million. The receivable trade accounts are sold on a monthly basis and are net of a guarantee deposit, which represents a percentage of the total sold; this deposit is paid back as receivable trade accounts sold are collected; it is valued at cost, as its maturity is short. The Group provides ongoing credit and collection services on the sold accounts. The agreements average costs, net of the servicing fees, represent about 3.22% of the securitized trade accounts receivable in 2002 (3.90% in 2001) and are recorded in interest expenses. The securitized trade accounts receivable, net of the guarantee deposit, amount to € 706 million at December 31, 2002 (€ 685 million at December 31, 2001).

Other accounts receivable and prepaid expenses

(In millions of euros)	At December 31,
	2001	2002
State and local authorities	301	325
Interest receivable	16	28
Prepaid expenses	87	72
Advance payments to suppliers	62	44
Other	304	394

Other accounts receivable and prepaid expenses	770	863

NOTE 14—Increase in capital stock, capital surplus, retained earnings and earnings per share

Due to the effect of consolidation adjustments to the financial statements of consolidated companies and of the laws in force in the different countries where the Company operates, the amount legally distributable by each subsidiary may be different from the amount of its reported retained earnings.

In accordance with French law, dividends cannot exceed the total of the profit of the year and distributable earnings of the Company.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation between basic and diluted earnings per share is as follows:

	Net income (in millions of euros)	Weighted average number of shares outstanding	Net income per share (in euros)
2002
Before dilution	1,283	131,850,131	9.73
Convertible bonds	11	5,076,142	(0.28)
Stock options	—	314,856	(0.02)

After dilution	1,294	137,241,129	9.43

2001
Before dilution	132	139,362,077	0.95
Convertible bonds	6	2,664,975	0.03
Stock options	—	670,328	(0.01)

After dilution	138	142,697,380	0.97

2000
Before dilution	721	140,662,272	5.13
Stock options	—	711,449	(0.03)

After dilution	721	141,373,721	5.10

NOTE 15—Stock options

Under the Company’s stock option plans, officers and other employees may be granted by the Board of Directors options to subscribe to newly issued shares, or to purchase existing shares of the Company’s common stock. Stock options are granted at an exercise price no less than the minimum value authorized under French law, and expire not later than eight years from the date of grant.

The Extraordinary General Meeting of Shareholders authorized the Board of Directors to grant stock options, over a 26-month period up to a limit of 2 millions of shares for the plan of 2001. As of December 31, 2002, 1,070,250 options could still be issued as part of the 2001 plan but the former authorizations relating to the 1995, 1997 and 1999 plans could not lead to any new grant.

The December 31, 2002 active stock subscription and purchase option plans are summarized below (data adjusted after the two-for-one stock split):

Year of issue of plan	Range of subscription or purchase price (in euros)	Outstanding and exercisable options at December 31, 2002
1997	64.1—66.8	209,365
1998	78.0—116.2	424,350
1999	111.5—128.4	572,780
2000	103.1—155.8	673,840
2001	141.6—147.1	899,900
2002	121.5—138.8	774,100

Total		3,554,335

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes transactions during 2001 and 2002, including balances from previous plans:

	At December 31,
(Number of shares)	2001	2002
Balance as at January 1	2,519,650	3,169,425
Granted	899,900	774,100
Exercised	(181,325)	(295,990)
Surrendered	(68,800)	(93,200)

Balance as at December 31	3,169,425	3,554,335

NOTE 16—Convertible bonds

In June 2001, GROUPE DANONE issued bonds amounting to € 1,000 million and bearing interests at an annual rate of 1.2%. Those 5,076,142 bonds have a nominal value of € 197 and may be converted and / or exchanged into new or existing shares of GROUPE DANONE at the rate of one ordinary share per bond.

The bonds mature on January 1, 2007 and will be able to be redeemed at par with the interest that has accrued since the interest payment date before the early redemption date until the effective redemption date, on June 19, 2003, on June 19, 2004 and on June 19, 2005 at the request of the bondholders. In case of default, the bonds shall be immediately redeemable.

At the option of GROUPE DANONE, the bonds will be able to be redeemed at par increased by the accrued interest from the interest payment date preceding the early redemption date until the effective redemption date with effect from January 1, 2005 until December 31, 2006, if the GROUPE DANONE share’s price exceeds 30% of the early redemption price of each bond (for information only, € 259.17).

NOTE 17—Long-term debt

Classification by nature

	At December 31,
(In millions of euros)	2001	2002
Bonds (average interest rate: 4.7% 2001 : 4.8%)	1,223	1,505
Bank loans, other debt and employee profit-sharing debt (average interest rate: 3.3% 2001: 4.5%)	3,485	2,918
Less short-term portion	(283)	(1,331)

Long-term debt	4,425	3,092

In 2002, GROUPE DANONE issued three equity-linked notes (hereafter the Notes). These Notes have been issued for an amount of € 200 million for one Note and for an amount of € 37.5 million for the two other Notes and have maturity dates between 18 and 30 months. At maturity, if GROUPE DANONE share reference price is between an agreed floor and cap share price, the Notes are redeemed at par. If GROUPE DANONE share

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reference price is lower than the floor price or higher than the cap price, the Notes redemption price is increased by 100% to 115% of the difference between the share reference price and the floor or cap price, which one is applicable. On GROUPE DANONE initiative, if the share reference price is lower than the floor price or higher than the cap price, GROUPE DANONE may redeem the Notes at par and buy GROUPE DANONE shares at floor price, if the share reference price is lower than the floor price, or sell GROUPE DANONE shares at cap price, if the share reference price is higher than the cap price. At December 31, 2002, GROUPE DANONE owns 2,105,114 treasury shares for hedging these equity-linked notes.

Classification by year of maturity and by currency

					At December 31,
Year of maturity	At December 31, 2001	Year of maturity	At December 31, 2002	Currency	2001	2002
2003	919	2004	839	Euros	4,396	2,987
2004	1,246	2005	625	US Dollar	9	51
2005	379	2006	323	Mexican Peso	—	27
2006	358	2007	347	Indian Rupee	12	20
2007-2011	44	2008-2012	58	Singapore Dollar	—	4
After 2011	1,476	After 2012	891	Chinese Renminbi	5	1
No fixed maturity	3	No fixed maturity	9	Sterling Pound	1	1
				Other	2	1

Total	4,425	Total	3,092	Total	4,425	3,092

At December 31, 2002, the Group held commitments from banks and other financial institutions for approximately € 2,900 million (€ 2,960 million at December 31, 2001) in connection with medium-term lines of credit over and above the debt recorded in the balance sheet at that date. As part of such long-term commitments from lenders, the Group utilized € 880 million at December 31, 2002 (€ 1,465 million at December 31, 2001). This debt is classified as long-term debt.

NOTE 18—Retirement indemnities, pensions and post-retirement healthcare benefits

The Group contributes to retirement benefit schemes in conformity with the laws and usual practices of countries where the Group operates. As a result of contributions paid under such schemes to private or state sponsored pension funds, the companies have no actuarial liability.

The Group is also responsible for supplementary retirement schemes, contractual commitments for termination indemnities and post-retirement healthcare. The related actuarial commitments are taken into account either through the payment of contributions to externally managed funds, or through provisions.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

French companies

The commitments of French companies were calculated for 2000, 2001 and 2002 in conformity with SFAS 87, based on the following key actuarial assumptions:

	2000	2001	2002
Personnel turnover and mortality
Retirement age, depending upon each employee’s category:	between 60 and 65 years	between 60 and 65 years	between 60 and 65 years
Discount rate applied:	5.4%	5%	4.7%
Salary growth rate, depending on the age and category of each employee:	between 2% and 3%	between 2% and 3%	between 1.5% and 2.8%
Rate of return of plan assets:	8%	6%	6%

Non-French companies

The present value of non-French companies’ obligations is determined on the basis of recent actuarial valuations, using actuarial assumptions which reflect the legal, economic and monetary circumstances in each country, as follows:

	2000	2001	2002
Personnel turnover and mortality
Retirement age, depending upon each employee’s category:	between 60 and 65 years	between 60 and 65 years	between 60 and 65 years
Discount rate applied:	between 2% and 7.8%	between 2% and 7.5%	between 2% and 7%
Salary growth rate, depending on the age and category of each employee:	between 1% and 5.9%	between 1% and 5.9%	between 1% and 5.9%
Rates of return of plan assets ranged:	between 5.5% and 8%	between 5.5% and 8%	between 2.8% and 8.5%

The following table reconciles the funded status of the companies’ plans with the provision recorded in the consolidated balance sheet at December 31, 2001 and 2002:

	At December 31,
(In millions of euros)	2001		2002
	France	Other countries	France	Other countries
Accumulated benefit obligation	232	472	237	409
Projected benefit obligation	265	506	278	452
Fair value of plan assets	76	312	72	276
Projected benefit obligation in excess of plan assets	189	194	206	176
Actuarial differences and modifications of plans	13	36	14	96

Accrued pension cost recognized in the financial statements	176	158	192	80

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The accumulated benefit obligation is higher than the fair value of plan assets and accrued pension costs for € 60 million at December 31, 2002.

Accrued post-retirement healthcare benefits are included under the projected benefit obligation, as the related amount is not significant (€ 11 million as of December 31, 2000, 2001 and 2002, respectively).

Movements during the year, including the net periodic pension cost, are analyzed as follows:

(In millions of euros)	Projected benefit obligation	Fair value of plan assets	Unrecognized gains or losses	Net accrued pension
Balance as at January 1, 2000	731	367	39	325
Net periodic pension cost
• Service cost	30			30
• Interest cost	33			33
• Return on plan assets		23		(23)
• Amortization of actuarial gains and losses			(6)	6
Pension benefits payments to employees	(49)	(27)		(22)
Contributions made to plan assets		16		(16)
Unrecognized gains or losses	17		17	—
Effect of exchange rate changes	1	1		—
Other	(36)	12	(34)	(14)

Balance as at December 31, 2000	727	392	16	319

Balance as at January 1, 2001	727	392	16	319
Net periodic pension cost
• Service cost	28			28
• Interest cost	40			40
• Return on plan assets		25		(25)
• Amortization of actuarial gains and losses			(3)	3
Pension benefits payments to employees	(32)	(15)		(17)
Contributions made to plan assets		12		(12)
Unrecognized gains or losses	14	(39)	53	—
Effect of exchange rate changes	6	5	1	—
Other	(12)	8	(18)	(2)

Balance as at December 31, 2001	771	388	49	334

Balance as at January 1, 2002	771	388	49	334
Net periodic pension cost
• Service cost	23			23
• Interest cost	35			35
• Return on plan assets		23		(23)
• Amortization of actuarial gains and losses			(4)	4
Pension benefits payments to employees	(34)	(21)		(13)
Contributions made to plan assets		13		(13)
Unrecognized gains or losses	11	(44)	55	—
Effect of exchange rate changes	(19)	(14)	(5)	—
Other	(57)	3	15	(75)

Balance as at December 31, 2002	730	348	110	272

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The other movements include in particular contributions paid by employees to funds, the reclassification in “Provisions and long-term liabilities” of retirement indemnities provisions related to restructuring plans, as well as the impact of the sale of Galbani in 2002 and the sale of the European Beer companies in 2000.

The components of the net periodic pension cost for 2000, 2001 and 2002 are as follows:

	Year ended December 31,
(In millions of euros)	2000	2001	2002
Service cost	30	28	23
Interest cost	33	40	35
Return on plan assets	(23)	(25)	(23)
Net amortization and deferral	6	3	4

Net periodic pension cost	46	46	39

NOTE 19—Provisions and long-term liabilities

	At December 31,
(In millions of euros)	2001	2002
Restructuring	176	145
Long-term accrued liabilities	238	321
Long-term net deferred tax (asset) / liability	113	13
Capital investment grants	15	13

Provisions and long-term liabilities	542	492

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restructuring

The schedule below shows the major items covered by the restructuring provisions, with the related movements:

(In millions of euros)	Employees: redundancy & other benefits	Write-down of plants & factories	Ancillary costs	Total
Balance as at December 31, 1999	5	8	5	18

Charge	1	—	—	1
Utilization	(22)	(8)	(3)	(33)
Amounts recorded in connection with purchase accounting for acquired businesses	23	17	4	44

Balance as at December 31, 2000	7	17	6	30

Charge	130	1	13	144
Utilization	(7)	(16)	(3)	(26)
Amounts recorded in connection with purchase accounting for acquired businesses	5	5	18	28

Balance as at December 31, 2001	135	7	34	176

Charge	3	—	1	4
Utilization	(20)	(2)	(15)	(37)
Amounts recorded in connection with purchase accounting for acquired businesses		2		2

Balance as at December 31, 2002	118	7	20	145

On March 29, 2001, the Group announced its plan to reorganize the European Biscuits operations, which should result in the closure of 5 plants in the two following years and in the developing of 5 large capacity factories, leading to a net reduction of the workforce of about 1,700 people.

At December 31, 2001, the recorded restructuring charges include (i) exceptional assets write-downs of € 56 million, recorded as a reduction of fixed assets, (ii) accrued costs of € 144 million and (iii) already incurred costs or costs to be paid in the near future of € 36 million, recorded in “accrued expenses and other current liabilities”.

Long-term accrued liabilities

Long-term accrued liabilities include:

	At December 31,
(In millions of euros)	2001	2002
Business related liabilities	87	102
Financial and tax liabilities	92	159
Reinsurance claims reserves	59	60

	238	321

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of divestitures completed between 1997 and 2002. In a few cases, substantial amounts of damages are sought and liabilities are accrued, when a loss is more likely than not and can be reasonably estimated. Moreover, when tax reassessments are notified, liabilities are accrued accordingly.

Furthermore, the European Commission is investigating alleged anti-competitive practices in the Beer market of several European countries and has inspected the main market leaders of several countries, including France. Based on the current situation, Management cannot predict with certainty the outcome and resolution date of the proceedings, and thus their potential financial consequences, in particular regarding the terms of the indemnification agreement signed with Scottish & Newcastle following the divestiture of the European Beer activities to this group. No liability has therefore been recorded.

NOTE 20—Trade accounts and notes payable; Accrued expenses and other current liabilities

Trade accounts and notes payable

(In millions of euros)	At December 31,
	2001	2002
Trade accounts payable	1,506	1,322
Notes payable	209	194

Trade accounts and notes payable	1,715	1,516

Accrued expenses and other current liabilities

(In millions of euros)	At December 31,
	2001	2002
Personnel and social charges	341	353
Year-end rebates payable to customers	366	380
State and local authorities	353	291
Consigned containers	79	89
Accrued interest payable	20	47
Income tax payable	120	111
Other	562	585

Accrued expenses and other current liabilities	1,841	1,756

NOTE 21—Personnel and remuneration

Group personnel costs (including payroll taxes and related charges) for 2002 amounted to € 1,930 million (2001: € 2,066 million and 2000: € 2,067 million), of which € 9 million (€ 9.6 million in 2001 and € 8.4 million in 2000) represented remuneration paid to the Executive Committee of the Group.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Group personnel at December 31, 2001 and 2002 were comprised of the following:

	Year ended December 31,
	2001	2002
	(unaudited)
France	12,275	12,236
Rest of western Europe	16,027	11,621
International	72,258	68,352

Total	100,560	92,209

On a comparable basis, Group personnel would have been 92,209 as at December 31, 2002 and 93,020 as at December 31, 2001.

NOTE 22—Depreciation and amortization

	Year ended December 31,
(In millions of euros)	2000	2001	2002
Property, plant and equipment	561	591	577
Goodwill	124	149	109
Intangible assets	72	37	35

Total	757	777	721

The depreciation and amortization charges for property, plant and equipment and intangible assets have been allocated to the various lines of the consolidated statements of income by function.

The amortization charge for goodwill included in this table relates only to goodwill of consolidated companies and does not include the exceptional impairment losses of € 661 million recorded in 2002, mainly relating to the Argentinean and Brazilian companies, and of € 475 million recorded in 2001 relating to Galbani.

NOTE 23—Other expense and income

	Year ended December 31,
(In millions of euros)	2000	2001	2002
Employee profit-sharing	122	108	117
Goodwill amortization	124	149	109
Other	(10)	(37)	30

Other expense net	236	220	256

The line “other” mainly includes royalties for the utilization of the Kronenbourg and 1664 brand names, which are received by Kro Beer Brands, a wholly owned subsidiary of the Group until September 2002.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 24—Interest expense, net

	Year ended December 31,
(In millions of euros)	2000	2001	2002
Interest expense	284	323	247
Interest income	(55)	(39)	(74)
Other financial income and expenses	(36)	(104)	(63)

Interest expense net	193	180	110

Interest paid amounted to € 225 million, € 202 million, and € 105 million for the years ended December 31, 2000, 2001, and 2002, respectively.

The line “other financial income and expenses” mainly includes dividends from the various securities of Scottish and Newcastle received as consideration in the sale of the European Beer activities in 2000.

NOTE 25—Income taxes

Income tax expense

Income before taxes and income tax expense consist of:

	Year ended December 31,
(In millions of euros)	2000	2001	2002
Income before provision for income taxes:
• French companies	673	336	1,041
• Foreign companies	707	336	897

Income before provision for income taxes	1,380	672	1,938

Income tax expense (income):
—Current income taxes:
• French companies	240	115	177
• Foreign companies	321	317	323

	561	432	500

—Deferred income taxes:
• French companies	(13)	9	(17)
• Foreign companies	14	(25)	7

	1	(16)	(10)

Provision for income taxes	562	416	490

GROUPE DANONE files, for most of its French subsidiaries in which the Group owns, directly or indirectly, more than 95% of the share capital, consolidated tax returns which, to a certain extent and under certain conditions, enable the offset of taxable profit against tax losses. The subsidiaries which elected to

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

participate in the French Group tax consolidation have signed a tax sharing agreement with the Company, in conformity with the regulations formulated by the French tax authorities. Similar consolidated tax schemes exist in other countries, mainly in the United States, United Kingdom and Germany.

Current income taxes represent the amount of taxes for the year, paid or payable in a short term period to the tax authorities. These amounts are computed according to the rules and rates applicable in the countries where the Group operates, taking into account the consolidated tax return applicable to the majority of the French subsidiaries in the Group.

The Group made income tax payments of approximately € 388 million, € 453 million and € 431 million in 2000, 2001 and 2002, respectively.

Analysis of the effective income tax rate

The effective tax rate is 25.28% in 2002, compared with 61.90% in 2001 and 40.75% in 2000. Such rates can be analyzed as follows:

	Year ended December 31,
(Amounts in percentage of income before taxes)	2000	2001	2002
Statutory tax rate in France	37.76	36.43	35.43
Effect of foreign tax rate differential	(1.88)	(5.01)	(0.36)
Effect of amortization of goodwill	2.89	6.46	1.81
Effect of exceptional goodwill impairment losses	—	25.53	13.30
Effect of capital gains and losses	—	—	(23.42)
Effect of other differences	1.98	(1.51)	(1.48)

Effective income tax rate	40.75	61.90	25.28

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income taxes

Deferred income taxes mainly arise from the differences between the book and tax basis of assets and liabilities, as explained in Note 1.K. The significant components of deferred tax assets and liabilities on the balance sheet are as follows:

	At December 31,
(In millions of euros)	2001	2002
Deferred tax assets on temporary differences:
• Retirement benefits	67	84
• Restructuring provisions	66	23
• Other temporary differences	—	—
Deferred tax assets on tax loss carry forward:
• Gross	75	117
• Less valuation allowance for carry forward	(58)	(94)

Long-term deferred tax assets	150	130

Deferred tax liabilities on temporary differences:
• Depreciation of property, plant & equipment	(100)	(95)
• Capitalized interests	(4)	(4)
• Other differences	(159)	(44)

Long-term deferred tax liabilities	(263)	(143)

Net long-term deferred tax asset / (liability)	(113)	(13)

Net short-term deferred tax assets amounting to € 72 million as of December 31, 2002 (€ 88 million as of December 31, 2001) are almost exclusively related to temporary differences between statutory and taxable income of subsidiaries.

Tax loss carry forward

Tax losses carried forward and not yet utilized amount to € 352 million as of December 31, 2002 and mainly expire after 2003. They mainly relate to the tax deductibility of goodwill amortization charges in some countries and have been partly depreciated. At December 31, 2002, available long-term capital losses amount to € 850 million and can only be used for offsetting long-term capital gains recorded in France.

NOTE 26—Financial instruments

The Group uses financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of business. However, it is the Group’s policy not to sell or purchase derivative financial instruments for purposes other than hedging.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest rate exposure

The financing of all Group subsidiaries is centralized and managed by the Treasury Department, which uses financial instruments to reduce the Group’s net interest rate exposure. The main instruments are interest-rate swaps, negotiated with major financial institutions.

The notional amounts and maturities of these instruments are as follows:

	At December 31,
(In millions of euros)	2001	2002
Interest rate swaps, with a remaining term at December 31:
• less than one year	(2,505)	3,937
• between one and five years	1,107	1,921
• more than five years	22	10
Interest rate caps and floors, with a remaining term at December 31:
• less than one year	(57)	4,694
• between one and five years	(2,954)	1,427
• more than five years	—	—

The accounting treatment used for these instruments is described in Note 1.M.

At December 31, 2002, the consolidated net debt amounts to approximately € 2 billion. Taking into account the interest rates risks hedging instruments, the Group is not exposed to a change in short-term interest rates at December 31, 2002 (the Group was exposed on 29% of its net debt at December 31, 2001).

As a result of these hedging instruments, the effective weighted average interest rate of the Group’s consolidated net debt in 2002 is 3.52% (2001: 5.07%), compared to a 3.5% (2001: 5.08%) weighted average rate before any hedging operations.

Currency exposure

The Group’s operations around the world are carried out by subsidiaries which trade primarily in their home country. Consequently, the Group’s exposure to currency risks in its operating activities is low. The Group’s Treasury Department uses financial instruments to reduce the net exposure to currency risk, after netting the currency positions arising from the combined firm and budgeted operating transactions of all subsidiaries.

The used financial instruments are mainly forward exchange contracts, as well as purchased foreign exchange options, negotiated with major counterparts.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The contractual amounts of the Group’s forward exchange contracts and foreign exchange options are summarized below. Foreign currency amounts are translated at current rates at the balance sheet date:

	At December 31,
(In millions of euros)	2001	2002
Forward (purchases) / sales:
• Pound Sterling	369	342
• Yen	151	106
• US Dollar	338	104
• Canadian Dollar	75	26
• Mexican Peso	113	24
• Australian Dollar	—	18
• Swiss Franc	43	16
• Euro	(1,125)	(714)
• Other	42	45

Total forward	6	(33)

including:
—Forwards purchased	(1,523)	(1,028)
—Forwards sold	1,529	995

Currency options purchased	1	5

Total currency hedging instruments	7	(28)

The accounting treatment used for these instruments is described in Note 1.M.

Translation exposure

The Group’s international expansion is such that movements in exchange rates have an accounting impact on the translation into Euros of approximately 46% of net sales (47% in 2001) and 36% of operating income (34% in 2001).

Concentration of counterparty risk

The financial instruments used by the Group to manage its exposure to interest rate risks are negotiated with major counterparties. Fair values of such instruments are analyzed below by counterpart:

(As a percentage of total fair values as of December 31, 2001 and 2002)	2001	2002
Counterparties’ rating (according to Standard & Poor’s)
• AAA	9%	4%
• AA	23%	68%
• A	68%	28%
• BBB	—	—

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The financial instruments used by the Group to manage its exposure to currency risks are all negotiated with counterparties rated A1+/P1.

There are no financial instruments negotiated with counterparts located in a geographical area with a political or financial risk (i.e., all counterparts are from Western Europe or the United States of America).

Market value of financial instruments

The table below summarizes the book and market values of the financial instruments used by the Group as at December 31, 2001 and 2002:

	At December 31, 2001		At December 31, 2002
(In millions of euros)	Net book value	Market value	Net book value	Market Value
Long-term loans	209	209	388	388
Investments in non-consolidated companies	429	498	634	706
Investments accounted for under the equity method	553	729	660	835
Other financial assets	900	931	284	287
Trade debtors	2,059	2,059	1,810	1,810
Short-term loans	190	190	128	128
Trade creditors	(3,556)	(3,556)	(3,272)	(3,272)
Off-balance sheet currency instruments	—	(6)	—	33
Convertible bonds (including the redemption premium accrued before tax)	(1,000)	(1,005)	(1,000)	(1,011)
Long-term debt	(4,425)	(4,450)	(3,092)	(3,101)
Short-term debt and bank overdrafts	(511)	(511)	(1,546)	(1,564)
Marketable securities	396	398	2,801	2,804
Cash and cash equivalents	713	713	568	568
Off-balance sheet interest rate instruments	—	8	—	(8)

The market value of long-term loans based on expected future cash flows is equivalent to their net book value.

The market value of investments in non-consolidated companies (either held by consolidated companies or equity investees) and of other financial assets is determined using the stock exchange value for listed companies and, for non-listed investments, the net book value, which approximates market value, except when the Group has a sale option.

The value of the convertible bonds and of main long-term debt is computed item by item, using the closing market prices for quoted instruments.

The market value for all current assets and liabilities (trade accounts receivable and payable and other debtors and creditors, short-term loans and debt, marketable securities, cash and cash equivalents) is considered to be close to their net book value due to their short-term maturities.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The market value of off-balance sheet currency and interest rate instruments is either calculated by the Group, or obtained from the banks that are counterparts to the transactions.

The market value of the consolidated net debt represents what the Group would theoretically pay to redeem its net debt.

NOTE 27—Commitments and contingencies

Commitments relating to investments in subsidiaries

The Group has also entered into put agreements to purchase interests held by third party stockholders in certain consolidated subsidiaries, should these stockholders wish to sell their interests. The exercise price under these agreements is generally based on a multiple of earnings or a valuation based on the financial situation of the concerned subsidiary. At December 31, 2002 these financial commitments do not exceed € 2 billion and no investment, under these agreements, over € 100 million is currently planned.

The BSN Glasspack shares, representing a holding interest of 44% of the company, are secured to the profit of banks, which finance the BSN Glasspack company.

Other commitments

As of December 31, 2002, the Group had non-cancelable lease commitments and other commitments amounting to € 202 million with respect to the years 2003 through 2006, and € 41 million with respect to subsequent years.

Commitments received with respect to non-cancelable sub-leases amount to € 23 million.

NOTE 28—Financial information by division

Beginning on January 1, 1998, the Group has implemented a new structure which principally consists of three core operational divisions (Fresh Dairy Products, Beverages and Biscuits and Cereal Products). The segment reporting reflects this structure.

	Year ended December 31, 2002
(In millions of euros)	Fresh Dairy Products	Beverages	Biscuits	Other Food Businesses	Containers	Total Divisions
Gross sales	6,771	4,208	3,537	370	—	14,886
Sales within the division	(476)	(517)	(305)	(14)	—	(1,312)
Net divisional sales	6,295	3,691	3,232	356	—	13,574
Sales within the Group	(18)	—	(1)	—	—	(19)
Net sales outside the Group	6,277	3,691	3,231	356	—	13,555
Operating income	802	464	317	61	—	1,644
Net earnings of Equity method companies	8	38	14	—	(43)	17
Capital expenditures	200	236	118	5	—	559
Depreciation and amortization expense	233	269	155	10	—	667
Cash flow from operations	746	556	295	54	—	1,651
Total assets	3,643	4,245	4,033	390	—	12,311

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Total Divisions	Unallocated Items	Total Group
Operating income	1,644	(54)	1,590
Net earnings of Equity method companies	17	—	17
Capital expenditures	559	44	603
Depreciation and amortization expense	667	54	721
Cash flow from operations	1,651	(73)	1,578
Total assets	12,311	3,179	15,490

	Year ended December 31, 2001
(In millions of euros)	Fresh Dairy Products	Beverages	Biscuits	Other Food Businesses	Containers	Total Divisions
Gross sales	7,486	4,291	3,645	391	—	15,813
Sales within the division	(541)	(495)	(274)	(16)	—	(1,326)

Net divisional sales	6,945	3,796	3,371	375	—	14,487
Sales within the Group	(17)	—	—	—	—	(17)

Net sales outside the Group	6,928	3,796	3,371	375	—	14,470
Operating income	790	432	316	60	—	1,598
Net earnings of equity method companies	(1)	23	11	—	6	39
Capital expenditures	286	321	93	6	—	706
Depreciation and amortization expense	293	276	183	13	—	765
Cash flow from operations	742	519	308	53	—	1,622
Total assets	5,779	5,494	4,508	415	64	16,260

	Total Divisions	Unallocated Items	Total Group
Operating income	1,598	11	1,609
Net earnings of Equity method companies	39	—	39
Capital expenditures	706	31	737
Depreciation and amortization expense	765	12	777
Cash flow from operations	1,622	(11)	1,611
Total assets	16,260	835	17,095

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2000
(In millions of euros)	Fresh Dairy Products	Beverages	Biscuits	Other Food Businesses	Containers	Total Divisions
Gross sales	7,045	4,584	3,506	404	—	15,539
Sales within the division	(515)	(443)	(251)	(26)	—	(1,235)

Net divisional sales	6,530	4,141	3,255	378	—	14,304
Sales within the Group	(16)	—	(1)	—	—	(17)

Net sales outside the Group	6,514	4,141	3,254	378	—	14,287
Operating income	712	513	282	49	—	1,556
Net earnings of Equity method companies	(1)	16	10	—	9	34
Capital expenditures	307	395	83	8	—	793
Depreciation and amortization expense	259	302	172	12	—	745
Cash flow from operations	667	537	315	32	—	1,551
Total assets	5,587	5,423	4,414	426	59	15,909

	Total Divisions	Unallocated Items	Total Group
Operating income	1,556	(6)	1,550
Net earnings of Equity method companies	34	(1)	33
Capital expenditures	793	5	798
Depreciation and amortization expense	745	12	757
Cash flow from operations	1,551	7	1,558
Total assets	15,909	1,324	17,233

NOTE 29—Activities of divisions by geographical area

	Year ended December 31, 2002
(In millions of euros)	France	Rest of European Union	Rest of World	Total
Total sales by geographical area of origin	4,247	4,933	5,706	14,886
Intra-Group sales within geographical areas	(45)	(323)	(71)	(439)

Net sales by geographical area of origin	4,202	4,610	5,635	14,447
Intra-Group sales between geographical areas	(676)	(193)	(23)	(892)

Net sales outside the Group	3,526	4,417	5,612	13,555
Operating income	494	599	551	1,644
Net earnings of Equity method companies	(43)	46	14	17
Capital expenditures	114	142	303	559
Cash flow from operations	518	513	620	1,651
Total assets	3,734	3,845	4,732	12,311

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2001
(In millions of euros)	France	Rest of European Union	Rest of World	Total
Total sales by geographical area of origin	4,064	5,487	6,262	15,813
Intra-Group sales within geographical areas	(42)	(350)	(70)	(462)

Net sales by geographical area of origin	4,022	5,137	6,192	15,351
Intra-Group sales between geographical areas	(651)	(210)	(20)	(881)

Net sales outside the Group	3,371	4,927	6,172	14,470
Operating income	462	584	552	1,598
Net earnings of Equity method companies	6	35	(2)	39
Capital expenditures	128	183	395	706
Cash flow from operations	505	526	591	1,622
Total assets	3,991	5,283	6,986	16,260

	Year ended December 31, 2000
(In millions of euros)	France	Rest of European Union	Rest of World	Total
Total sales by geographical area of origin	4,340	5,593	5,606	15,539
Intra-Group sales within geographical areas	(42)	(320)	(94)	(456)

Net sales by geographical area of origin	4,298	5,273	5,512	15,083
Intra-Group sales between geographical areas	(566)	(213)	(17)	(796)

Net sales outside the Group	3,732	5,060	5,495	14,287
Operating income	526	541	489	1,556
Net earnings of Equity method companies	9	24	1	34
Capital expenditures	163	199	431	793
Cash flow from operations	515	515	521	1,551
Total assets	4,247	5,277	6,385	15,909

Exports by French companies of GROUPE DANONE amounted to € 570 million, € 681 million and € 719 million in 2000, 2001 and 2002, respectively.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 30—Companies consolidated at December 31, 2002

Companies consolidated or accounted for under the equity method for the first time in 2002

•	STONYFIELD

•	DANONE DJURDJURA

•	FRUCOR

•	MONT ROUCOUS

•	AQUARIUS

•	CCDA WATERS

•	INGETEC

Merged companies at December 31, 2002

•	LU POLSKA merged with LU SAN

•	LES EAUX NAYA DU CANADA merged with DANONE WATERS OF NORTH AMERICA (Canada)

•	DANONE SERVICES merged with DANONE ITALY

•	NEWCO merged with SAIWA

•	BEST CORPORATION merged with GRIFFINS

•	COFIVE merged with MECANIVER

•	DANONE ARGENTINA merged with BAGLEY

Companies no longer consolidated at December 31, 2002

•	GALBANI FRANCE

•	GALBANI ROYAUME UNI

•	GALBANI SUISSE

•	GALBANI BELGIUM

•	KRO BEER BRANDS

•	FAS

•	WUHAN EURO DONGXIHU BREWERY

•	TANGSHAN UNITED EUROPEAN & HAOMEN BREWERY

•	DIB AUSTRALIE

•	DIB JAPAN

On April 30, 2002 the company Edigio Galbani SpA changed its name to Roncevaux SpA after the disposal of its cheese and cured meat business.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

LIST OF COMPANIES CONSOLIDATED AT DECEMBER 31, 2002

Consolidated companies

		Percentages
Companies	Country	Group’s control	Interest
GROUPE DANONE	France	Parent company
FRESH DAIRY PRODUCTS
BLEDINA	France	100.00	100.00
DANONE	France	100.00	100.00
DANONE	Germany	100.00	99.93
DANONE	Austria	100.00	99.93
DANONE	Belgium	100.00	100.00
STENVAL	Belgium	100.00	100.00
DANONE	Denmark	100.00	100.00
DANONE	Spain	55.96	55.96
DANONE CANARIES	Spain	78.50	43.93
DANONE	Finland	100.00	100.00
DANONE	Ireland	100.00	100.00
DANONE	Italy	100.00	100.00
DANONE	The Netherlands	100.00	100.00
DANONE	Portugal	97.61	54.02
DANONE	United Kingdom	100.00	100.00
DANONE SERDIKA	Bulgaria	69.64	69.64
DANONE	Hungary	100.00	100.00
DANONE	Poland	100.00	100.00
DANONE	Czech Republic	98.30	98.30
DANONE	Romania	65.00	65.00
DANONE VOLGA	Russia	88.28	61.79
MOS DANONE	Russia	100.00	70.00
DANONE INDUSTRIA—ZAO	Russia	70.00	70.00
DANONE	Slovakia	100.00	100.00
DANONE	Argentina	99.37	99.37
DANONE	Brazil	100.00	100.00
PROSPECT PARTICIPACOES	Brazil	100.00	100.00
DANONE CANADA DELISLE	Canada	100.00	100.00
DANNON COMPANY	United States	100.00	100.00
DANONE DE MEXICO	Mexico	100.00	100.00
DANONE CLOVER	South Africa	55.00	66.77
BEVERAGES
SA DES EAUX MINERALES D’EVIAN	France	100.00	100.00
SEAT (Sté d’Exploitation d’Activités Touristiques)	France	99.91	99.91
SMDA	France	100.00	100.00
MONT ROUCOUS	France	100.00	100.00

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentages
Companies	Country	Group’s control	Interest
VOLVIC	France	100.00	100.00
DANONE WATERS DEUTSCHLAND	Germany	100.00	100.00
AGUAS DE LANJARON	Spain	95.00	78.61
FONT VELLA	Spain	93.88	77.01
ITALAQUAE	Italy	100.00	92.67
DANONE WATERS UK & IRELAND	United Kingdom	100.00	100.00
ZYWIEC ZDROJ	Poland	88.02	88.02
AGUAS DE ARGENTINA	Argentina	100.00	100.00
VILLA ALPINA	Argentina	85.00	85.00
DANONE WATERS OF NORTH AMERICA	Canada	100.00	100.00
DANONE WATERS OF NORTH AMERICA	United States	100.00	100.00
BONAFONT	Mexico	100.00	100.00
SALUS	Uruguay	57.36	42.30
SHENZHEN HEALTH DRINKS	China	60.00	54.20
WAHAHA	China	51.00	46.07
ROBUST	China	92.00	79.79
AQUA	Indonesia	74.00	66.85
FRUCOR	New Zealand	100.00	90.34
BISCUITS
COMPAGNIE FINANCIERE BELIN	France	100.00	100.00
GENERALE BISCUIT GLICO FRANCE	France	50.00	50.00
LU	France	100.00	100.00
FONZIE ALLEMAGNE	Germany	100.00	99.93
LU BELGIE	Belgium	100.00	100.00
LU NORDICS	Denmark	100.00	100.00
LU ESPANA	Spain	100.00	100.00
LU SUOMI OY	Finland	100.00	100.00
PAPADOPOULOS	Greece	60.00	60.00
W.&.R. JACOB (Irish Biscuits)	Ireland	100.00	100.00
SAIWA	Italy	100.00	100.00
LU NEDERLAND	The Netherlands	100.00	100.00
JACOB’S BAKERY	United Kingdom	100.00	100.00
LU GYORI	Hungary	100.00	100.00
LU POLSKA	Poland	75.00	75.00
BOLSHEVIK	Russia	76.07	76.07
OPAVIA—LU	Czech Republic	99.71	99.71
DANONE	Argentina	99.37	99.37
DANONE	Brazil	100.00	100.00
JIANGMEN DANONE BISCUITS	China	100.00	90.34
SHANGHAI DANONE BISCUITS FOODS	China	100.00	90.34
BRITANNIA INDUSTRIES	India	40.15	19.76
DANONE	Indonesia	100.00	90.34

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentages
Companies	Country	Group’s control	Interest
BRITANNIA BRANDS MALAYSIA	Malaysia	100.00	90.34
EVERCRISP	Malaysia	100.00	90.34
GRIFFIN’S FOODS	New Zealand	100.00	90.34
CONTINENTAL BISCUITS PAKISTAN	Pakistan	49.49	44.71
OTHER FOOD BUSINESSES
HP FOODS	United Kingdom	100.00	100.00
LEA & PERRINS	United States	100.00	100.00
AMOY	China	100.00	90.34
SHANGHAI AMOY FOODS	China	60.00	54.20
EXPORT
DIB PARIS	France	100.00	100.00
DIB ANTILLES GUYANE	France	100.00	100.00
DIB OCEAN INDIEN	France	100.00	100.00
DIB PORTUGAL	Portugal	100.00	100.00
DIB CANADA	Canada	100.00	100.00
GBE USA	United States	100.00	100.00
DIB IMPORTED WATERS GREATER CHINA	China	100.00	100.00
DIB IMPORTED WATERS CHINA	Singapore	100.00	100.00
HOLDINGS COMPANIES
Cie GERVAIS DANONE	France	100.00	100.00
GENERALE BISCUIT	France	100.00	100.00
BLANRIM	France	100.00	100.00
DANONE FINANCE	France	100.00	100.00
DANONE VITAPOLE	France	100.00	100.00
FINALIM 3	France	100.00	100.00
FINALIM 4	France	100.00	100.00
GAAP	France	100.00	100.00
INGETEC	France	99.96	99.96
ALFABANQUE	France	100.00	100.00
LODAHLIM FRANCE	France	100.00	100.00
DANONE HOLDING	Germany	99.93	99.93
DANONE VERMOGENS VERWALTUNG	Germany	100.00	99.93
DANONE FINANCE BENELUX	Belgium	100.00	100.00
MECANIVER	Belgium	100.00	100.00
DANONE FOODS	United States	100.00	100.00
DANONE HOLDINGS USA / OSSAU LLC	United States	100.00	100.00
FINANZIARIA IMPERIESE	Italy	100.00	99.98
RONCEVEAUX	Italy	100.00	100.00
SCIA	Italy	92.97	92.97
SIFIT	Italy	100.00	100.00
DANONE RE	Luxembourg	100.00	100.00
DANONE FINANCE NETHERLANDS	The Netherlands	100.00	100.00

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentages
Companies	Country	Group’s control	Interest
SELBA	The Netherlands	51.00	51.00
LODAHLIM BV	The Netherlands	100.00	100.00
SETEC—SOBELPAR	Portugal	100.00	100.00
ABIH	United Kingdom	50.00	45.17
ABIL	United Kingdom	100.00	45.17
BRITANNIA BRANDS	United Kingdom	100.00	90.34
DANONE HOLDINGS UK	United Kingdom	100.00	100.00
JINJA	China	100.00	90.34
ASIA HOST	China	100.00	90.34
SHANGHAI DANONE CONSULTING	China	100.00	90.34
BANNATYNE / DOWBIGGIN / NACUPA / SPARGO / VALLETORT	Singapore	40.00	18.07
BHPL	Singapore	100.00	100.00
DANONE ASIA / KUAN / BRITANNIA BRANDS KUAN	Singapore	90.34	90.34
DANONE BRANDS SINGAPORE	Singapore	100.00	90.34
CALVON	Singapore	96.00	86.73

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Companies accounted for under the equity method

		Percentages
Companies	Country	Group’s control	Interest
FRESH DAIRY PRODUCTS
DANONE DJURDJURA	Algeria	51.00	51.00
CLOVER	South Africa	22.75	26.15
AL SAFI DANONE	Saudi Arabia	50.10	50.10
STONYFIELD	United States	38.74	38.74
DELTA DAIRY	Greece	30.00	30.00
STRAUSS DAIRY	Israel	20.00	20.00
CALPIS AJINOMOTO DANONE	Japan	50.00	50.00
CENTRALE LAITIERE DU MAROC	Morocco	29.22	29.22
BAKOMA	Poland	18.15	52.43
STIAL / SOCOGES	Tunisia	50.00	50.00
DANONESA TIKVESLI	Turkey	50.00	50.00
BEVERAGES
MAHOU	Spain	33.34	33.34
DASANBE	Spain	50.00	50.00
POLSKA WODA	Poland	50.00	50.00
CCDA WATERS	United States	49.00	49.00
PUREZA AGA	Mexico	50.00	50.00
DANONESA DANONE SABANCI	Turkey	50.00	50.00
AQUARIUS	China	50.00	45.17
BISCUITS
GRIESSON DE BEUKELAER	Germany	39.97	39.97
GALLETAS NOËL	Colombia	30.00	30.00
BIMO	Morocco	50.00	50.00
SOTUBI	Tunisia	20.00	20.00
CONTAINERS
BSN GLASSPACK	France	44.00	44.00