Form 20-F
period 2003-12-31
GROUPE DANONE
filed 2004-04-02
CIK 1048515

As filed with the Securities and Exchange Commission on April 2, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14734

GROUPE DANONE

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	17, Boulevard Haussmann 75009 Paris France (Address of principal executive offices)	France (Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, or ADSs, each representing one-fifth of one Ordinary Share, nominal value € 1.0 per share	New York Stock Exchange

Ordinary Shares, nominal value € 1.0 per share*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares, or ADSs, pursuant to the requirements of the Securities and Exchange Commission. The board of directors will propose a resolution to the general meeting of shareholders of April 15, 2004 to decrease the nominal value of Groupe Danone’s shares from € 1.00 to € 0.50 beginning June 15, 2004.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value € 1.0 per share: 134,975,493

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

Item 17    ☐    Item 18    ☒

i

PRESENTATION OF INFORMATION

In this annual report, the “Company” refers to Groupe Danone, and “Danone” or the “Group” refer to Groupe Danone and its consolidated subsidiaries and equity affiliates. All references herein to “U.S. dollars”, “dollars”, “cents” or “$” are to the currency of the United States; references to “France” are to the Republic of France; references to “French francs” or “FF” are to the currency of France prior to the introduction of the euro; and references to “euro” or “€” are to the currency of the European Union member states (including France) participating in the European Monetary Union.

The Company’s next general meeting of shareholders has been called for April 6, 2004. As provided under French law, the meeting is to be adjourned in the event of lack of the required quorum. The date set by the Company for the meeting in the likely event the first meeting is adjourned is April 15, 2004. Accordingly, in this annual report, the date indicated for the next general meeting of shareholders is April 15, 2004.

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

Since December 1990, the Company has sponsored an American Depositary Receipts, or ADRs, program in the United States with Citibank, N.A., as depositary. The American Depositary Shares, or ADSs, issued pursuant to such program have been registered with the Securities and Exchange Commission under a Registration Statement on Form F-6. Each such ADS represents one-fifth of one share. Since November 20, 1997, the ADSs have been listed on the New York Stock Exchange under the symbol “DA”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this annual report that are not historical facts, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information—Risk Factors”, “Item 4. Information on Groupe Danone”, particularly the subsection “—Business Strategy”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, are statements of future expectations. Forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, as amended) can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “will continue”, “should”, “would”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or comparable terminology, or by discussions of strategy, plans or intentions. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the risks of actual or alleged contamination or deterioration of food products;

•	risks and uncertainties attendant to doing business in numerous countries which may be exposed to, or may have recently experienced, economic or governmental instability;

•	changes in economic trends and seasonality;

•	pricing and availability of raw materials;

•	changes in exchange rates, including particularly the exchange rates of the euro to non-euro currencies;

•	customers and market concentration;

•	changes in laws and regulations;

•	increasing levels of competition in France and other international prepared food and beverage markets; and

•	general competitive and market factors on a global, regional and/or national basis.

Readers are urged to carefully review and consider the various disclosures made by the Company that attempt to advise interested parties of the factors affecting the Company’s business, including the disclosures made under the captions “Item 3. Key Information—Risk Factors”, “Item 4. Information on Groupe Danone”, particularly the subsection “—Business Strategy”, and “Item 5. Operating and Financial Review and Prospects” in this annual report, as well as the Company’s other periodic reports on Form 6-K submitted to the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any industry information or forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

Selected Financial Data

The Company publishes its Consolidated Financial Statements in euro. However, the Company’s financial statements for 1999 and 2000 were originally prepared in French francs and have been translated into euro for purposes of this document at the rate of FF 6.55957 = € 1.00, the applicable legal rate of conversion established on January 1, 1999. The euro did not exist prior to January 1, 1999, and the exchange rate used may not reflect the French franc/euro exchange rate that would have applied if the euro had existed at such times. Solely for the convenience of the reader, this annual report contains translations of certain euro and French franc amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or that the original amounts could have been, or could be, converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of euro into U.S. dollars have been made at the rate of $ 1.2597 per € 1.00, or € 0.7938 per $ 1.00, the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003. See “—Exchange Rate Information” below for information regarding the euro and French franc/U.S. dollar exchange rates from 1999 to the present.

Unless otherwise indicated, the financial information contained in this annual report has been prepared in accordance with French generally accepted accounting principles (“GAAP”), which differ in certain significant respects from U.S. GAAP. See Note 2 to the Company’s audited Consolidated Financial Statements for the years ended December 31, 2001, 2002 and 2003 (the “Consolidated Financial Statements”) included elsewhere in this annual report for a description of the principal differences between French GAAP and U.S. GAAP, as they relate to the Group, a reconciliation to U.S. GAAP of net income, operating income, and stockholders’ equity, and condensed balance sheets and income statements under U.S. GAAP.

The tables below present selected consolidated financial data for the Group for the five-year period ended December 31, 2003. Such data have been extracted or derived from the Consolidated Financial Statements of the Group, and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The Consolidated Financial Statements have been audited by PricewaterhouseCoopers Audit, independent auditors, as indicated in their report thereon, dated March 9, 2004, which also appears in this annual report.

	Year ended December 31,
	1999	2000	2001	2002	2003	2003(1)
	(in millions of €, except per share data)					(in millions of $, except per share data)
Consolidated Income Statement Data

Amounts in accordance with French GAAP:
Net sales	€13,293	€14,287	€14,470	€13,555	€13,131	$16,541
Cost of goods sold	(6,663)	(6,973)	(7,196)	(6,442)	(5,983)	(7,537)
Selling expenses	(3,964)	(4,453)	(4,331)	(4,170)	(4,176)	(5,261)
General and administrative expenses	(913)	(950)	(988)	(964)	(977)	(1,231)
Research and development expenses	(122)	(125)	(126)	(133)	(130)	(164)
Other expense and income(2)	(240)	(236)	(220)	(256)	(261)	(329)
Operating income(3)	1,391	1,550	1,609	1,590	1,604	2,021
Non-recurring items(3)	2	23	(757)	458	(60)	(76)
Interest expense, net	(131)	(193)	(180)	(110)	(70)	(88)
Provision for income taxes	(499)	(562)	(416)	(490)	(488)	(615)
Minority interests	(110)	(130)	(163)	(182)	(184)	(232)
Equity in net earnings of affiliated companies	29	33	39	17	37	47
Net income	682	721	132	1,283	839	1,057
Earnings per share (basic)(4)	4.88	5.13	0.95	9.73	6.59	8.30
Earnings per share (diluted)(4)	4.69	5.10	0.97	9.43	6.45	8.13
Earnings per ADS (diluted)(4)(5)	0.94	1.02	0.19	1.89	1.29	1.63
Dividends per share (including the avoir fiscal)	2.63	2.85	3.09	3.45	3.68	4.63
Dividends per ADS(4)(5) (including the avoir fiscal)	0.53	0.57	0.62	0.69	0.73	0.91
Approximate amounts in accordance with U.S. GAAP(7):
Net sales	12,073	12,988	13,401	12,508	12,011	15,131
Operating income	1,349	1,674	837	2,158	1,590	2,001
Net income	637	807	205	1,420	923	1,163
Earnings per share (basic)(4)	4.56	5.74	1.47	10.77	7.25	9.13
Earnings per share (diluted)(4)	4.39	5.71	1.48	10.43	7.08	8.92
Earnings per ADS (diluted)(4)(5)	0.88	1.14	0.30	2.09	1.42	1.78

Consolidated Balance Sheet Data

Amounts in accordance with French GAAP:
Marketable securities, cash and cash equivalents	€951	€783	€1,109	€3,369	€2,214	$2,789
Current assets	4,438	4,302	3,927	5,684	4,323	5,446
Long-term obligations	3,507	4,171	5,425	4,092	4,171	5,254
Total assets	15,015	17,233	16,900	15,275	14,305	18,021
Net debt(6)	3,119	4,401	4,827	2,269	2,692	3,391
Stockholders’ equity	6,146	7,189	5,947	5,087	4,824	6,077
Approximate amounts in accordance with U.S. GAAP:
Stockholders’ equity(7)	5,788	7,041	5,554	4,836	4,671	5,884
Total assets	14,908	17,300	16,827	15,260	14,355	18,084

(See notes on following page)

	Year ended December 31,
	1999	2000	2001	2002	2003	2003(1)
	(in millions of €, except per share data)					(in millions of $, except per share data)

Cash Flow Statement Data

Amounts in accordance with French GAAP:
Cash flow from operating activities	€1,325	€1,422	€2,240	€1,641	€1,653	$2,082
Capital expenditures	(703)	(798)	(737)	(603)	(543)	(684)
Investments in companies (net of divestitures)	351	(2,137)	(853)	2,915	(872)	(1,098)
Dividends paid	(350)	(366)	(393)	(404)	(432)	(544)
Share repurchases	(1,724)	(169)	(921)	(786)	(368)	(464)

Other Data
Depreciation and amortization	€758	€757	€777	€721	€599	$755
Cost of goods sold as a percentage of net sales	50.1%	48.8%	49.7%	47.5%	45.6%	45.6%
Operating income as a percentage of net sales	10.5%	10.8%	11.1%	11.7%	12.2%	12.2%

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on December 31, 2003 of $ 1.2597 per € 1.00.
(2)	Other income and expense includes the amortization of goodwill which amounted to € 93 million, € 124 million, € 149 million, € 109 million and € 84 million in the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively.
(3)	Beginning in 1994, gains and losses on disposals of companies, restructuring costs and certain other exceptional items have been shown separately as non-recurring items. See Notes 1.S and 3 to the Consolidated Financial Statements.
(4)	Earnings and dividends per share have been adjusted following the June 2000 two-for-one stock split. Basic earnings per share is based on an average number of shares of 139,877,348, 140,662,272, 139,362,077, 131,850,131 and 127,291,635 as of December 31, 1999, 2000, 2001, 2002 and 2003, respectively. Diluted earnings per share and ADS are based on the average number of shares outstanding during the year assuming full conversion of all common stock equivalents and convertible bonds and taking into account the related reduction in interest charges, net of tax. Such average number of shares was 148,990,002, 141,373,721, 142,697,380, 137,241,129 and 131,598,248 for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively.
(5)	Earnings per American Depositary Share, or ADS, (diluted) has been calculated by dividing Earnings per share (diluted) for the applicable period, as adjusted for the two-for-one stock split in 2000 and as set forth in the immediately preceding line in the table, by five to reflect the ratio of one-fifth of one share per ADS.
(6)	Net debt is defined as short-term debt and overdrafts, long-term debt and convertible bonds less cash, cash equivalents, marketable securities and, in 2003, items amounting to € 130 million reflected in other long-term assets and short-term loans. Danone’s management uses net debt as an internal liquidity indicator. Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition” for a reconciliation of net debt to total debt.
(7)	For a description of the reconciliation to U.S. GAAP, see Note 2 to the Consolidated Financial Statements.

Exchange Rate Information

Under the provisions of the Treaty on European Union signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as the EMU, was implemented on January 1, 1999, and a single European currency, known as the euro, was introduced. The following member states participate in the EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal exchange rate between the French franc and the euro was established on January 1, 1999 at FF 6.55957 = € 1.00.

Since January 1, 1999, the euro has been the lawful currency of the EMU states. New public debt is issued in euro and outstanding obligations denominated in national currencies have been converted at the legal rates established on January 1, 1999 (unless specific contracts provide for an alternative exchange rate). Euro banknotes and coins entered circulation on January 1, 2002. During a limited period of time (from January 1, 2002 to February 17, 2002), the French franc subsisted as a non-decimal denomination of the newly introduced euro banknotes and coins. The French franc was completely withdrawn on February 18, 2002.

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

	French francs per $ 1.00				U.S. dollars per €1.00
	Year/period end rate	Average rate(1)	High	Low	Year/period end rate	Average rate(1)	High	Low
Yearly amounts
1999(2)	FF 6.51	FF 6.20	FF 6.54	FF 5.55	$1.01	$1.06	$1.18	$1.00
2000	—	—	—	—	0.94	0.92	1.03	0.83
2001	—	—	—	—	0.89	0.89	0.95	0.84
2002	—	—	—	—	1.05	0.95	1.05	0.86
2003	—	—	—	—	1.26	1.14	1.26	1.04
Monthly amounts
September 2003	—	—	—	—	1.17	1.13	1.17	1.08
October 2003	—	—	—	—	1.16	1.17	1.18	1.16
November 2003	—	—	—	—	1.20	1.17	1.20	1.14
December 2003	—	—	—	—	1.26	1.23	1.26	1.20
January 2004	—	—	—	—	1.25	1.26	1.29	1.24
February 2004	—	—	—	—	1.24	1.26	1.28	1.24
March 2004 (through March 26)	—	—	—	—	$1.21	$1.23	$1.24	$1.21

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.
(2)	January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for the French franc.

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of the shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividends received by holders of ADSs.

For a discussion of the impact of exchange rate fluctuations on the Group’s results of operations, see “Item 5. Operating and Financial Review and Prospects—Impact of Changes in Exchange Rates”.

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

Instability in markets where the Group operates could harm its business

The Group’s operations are subject to the risks and uncertainties attendant to doing business in numerous countries which may be exposed to, or may have recently experienced, economic or governmental instability, particularly in China, Latin America, certain regions of Asia and the Middle East. Also, a number of countries in which the Group’s operations are conducted have less developed and less stable legal environments, maintain controls on the repatriation of profits and invested capital, impose taxes and other payments and put in place restrictions on the activities of multinational companies. Management believes that it has taken and continues to take appropriate measures to minimize the risks arising from the Group’s international operations. However, there can be no assurance that the financial results of the Group could not be materially affected by a downturn in economic conditions or by any regional crisis or significant regulatory change.

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

The Group’s results of operations and financial condition could be harmed by changes in exchange rates

The Group publishes its Consolidated Financial Statements in euro. In addition, in 2003, approximately 55% of the Group’s consolidated net sales and approximately 64% of its operating income were in euro. However, a substantial portion of the Group’s assets, liabilities, sales, costs and earnings are denominated in currencies other than the euro, particularly in U.S. dollars, as well as in other currencies influenced by the U.S. dollar, British pounds, Chinese yuan or Polish zloty. As a result, the Group is exposed to fluctuations in the values of such currencies against the euro with respect to the translation into euro of amounts to be reflected in its Consolidated

Financial Statements. These currency fluctuations, especially with respect to these principal non-euro currencies, can have a significant impact on the Group’s results of operations. In particular, the appreciation of the euro relative to other currencies decreases the euro value of the contribution to the Group’s consolidated results and financial condition of subsidiaries which maintain their financial accounts in such other currencies. In addition, to the extent the Group incurs expenses and effects sales in different currencies in cross-border transactions, fluctuations in exchange rates can also affect the profitability of such transactions. As a result of the Group’s international strategy, the contribution by international activities to net sales, operating results and margins is expected to continue to increase over time.

The Group’s dependence on key customers and increased market concentration could negatively affect the Group’s ability to achieve its targeted margins and reduce its competitiveness

While the final consumers of Danone products are individual retail customers, Danone sells its products principally to major retail and grocery chains. The distribution market has become increasingly concentrated, and in most of the Group’s markets, the Group’s top three customers in such markets have more than 50% of the market share. In 2003, the Group’s ten largest customers worldwide accounted in the aggregate for approximately 35% of the Group’s consolidated net sales. Six of those customers are French companies and the Group’s largest client, Carrefour, represented approximately 11% of the Group’s consolidated net sales in 2003. Any increase in the Group’s dependence on key customers or market concentration generally could negatively affect the margins and competitiveness of the Group.

The Group depends on a limited number of suppliers for certain products and services

In connection with its policy of optimizing its purchasing procedures, the Group centralizes the purchase of certain materials or sub-contracted services from a limited number of suppliers. If these suppliers are not able to supply the Group with the quantities of materials the Group needs or if the suppliers are not able to provide services in the required time period, this could have a material adverse effect on the Group’s financial condition and results of operations.

Changes in governmental regulations could harm the Group’s business

As a producer of consumer foods and beverages, the Group’s activities are subject to extensive regulation by national authorities and international organizations, including regulation with respect to hygiene, quality control, beverages or packaging and tax laws. The Group’s activities may also be subject to all kinds of barriers or sanctions imposed by countries in order to limit international trade. The Group’s activities could be adversely affected by significant changes in such regulation.

The activities of the Group are also subject to increasingly restrictive regulation with regard to the release or discharge of substances or waste into the environment, the protection of the environment and the protection of health and human safety. While the Group believes that it has put in place appropriate measures to limit the risks associated with these activities through a policy of environmental management including, in particular, the establishment of regular inspections at all of its sites, the introduction of higher standards or more stringent regulations could necessitate additional investment and result in substantial costs for the Group.

The Group’s dominant position in certain markets may lead to accusations of abuse of dominance or anti-competitive practices

In certain of its markets, the Group is the market leader. As a consequence, the Group may be accused of the abuse of a dominant position or the use of anti-competitive practices. Such allegations could affect the reputation of the Group, result in judicial proceedings and could have a material adverse effect on the Group’s financial condition and results of operations.

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

The Group may not be able to adequately protect its intellectual property rights

Given the importance of brand recognition to its business, the Group has invested considerable effort in protecting its portfolio of intellectual property rights, including trademark registration such as, for example, the trademarks Danone, Evian, and LU. The Group also uses security measures to protect its patents, licenses and proprietary formulae. However, the Group cannot be certain that the steps it has taken will be sufficient to protect its intellectual property rights adequately or that third parties will not infringe upon or misappropriate its proprietary rights. Moreover, some of the countries in which the Group operates offer less protection for intellectual property rights than Europe or North America. If the Group is unable to protect its proprietary rights against infringement or misappropriation, its future financial results and its ability to develop its business could be harmed.

Labor disputes may cause work stoppages, strikes and disruptions

The Group has in the past implemented, and may in the future continue to implement, restructuring measures, including plant closings and headcount reductions, in order to lower production costs, improve efficiency of its facilities, exploit synergies and respond to the demands of a changing market. Restructurings could harm its employee relations and result in labor disputes, including work stoppages, strikes and disruptions, which in turn could have an adverse impact on the Group’s business or financial results.

Competition may lead to a reduction of the Group’s margins and a decline in profitability

The markets for each of Danone’s main business lines are highly competitive markets in which large international groups and numerous local actors are present. In Western Europe, the markets served by Danone tend to be relatively mature and competition for market share is therefore particularly intense. With respect to the Group’s activities outside Western Europe, certain international food and beverage groups also have important positions in certain product lines and in certain emerging markets and seek to expand such positions or enter new markets. In addition, as a result of the development of private labels by major retail and grocery chains, certain of Danone’s customers also offer their own competing products, which could pose a commercial conflict between Danone’s customers as such and as direct competitors. Failure to remain competitive would have a material adverse effect on the Group’s operating results and financial condition. As a result, the Group must continually strive to strengthen the selling power and premium image of its brand names, differentiate its products and improve the efficiency and management of its operations in order to maintain or increase its profit margins.

The Group’s sales may be affected by overall economic trends in its principal geographic markets

As a producer principally of consumer foods and beverages, the Group’s results of operations may be affected by the overall economic trends of its principal geographic markets. In periods of economic slowdown, consumer purchase decisions may be affected by specific consumer behaviors, thus creating negative pressure on the sales volume of many of the Group’s products.

The Group’s strategy relies significantly on acquisitions, which involve risks

The Group’s strategy is to become the leader in each of the markets in which it operates. Within the context of continued concentration in the food and beverage industry, this strategy involves the pursuit of external growth opportunities through acquisitions and alliances. These acquisitions and alliances could have a negative impact on the Group’s business if the Group is unsuccessful in the integration process or fails to achieve the synergies and savings it expects from these acquisitions.

Item 4.    Information on Groupe Danone

History and Development

Groupe Danone is a société anonyme, a form of limited liability company, organized under the laws of the Republic of France. It was incorporated on February 2, 1899. Under Groupe Danone’s bylaws, revised in 1941, the Company’s existence is to last 141 years, i.e., until December 13, 2040, except in the event of earlier dissolution or extension. Its principal office is located at 17, Boulevard Haussmann, 75009 Paris, France, and its telephone number is +(33-1) 44.35.20.20. The Company’s agent in the United States is The Dannon Company Inc., located at 120 White Plains Road, Tarrytown, New York 10591-5536, USA.

The Company is registered with the Register of Commerce and Companies of Paris (Registre du Commerce et des Sociétés de Paris) under number 552 032 534.

The Company’s origins date back to 1966 when the French glass manufacturers, Glaces de Boussois and Verrerie Souchon Neuvesel, merged to form Boussois Souchon Neuvesel, or BSN. In 1967, BSN had sales of flat glass and glass containers of approximately € 150 million. In 1970, BSN began a program of diversification in the food industry and successively purchased Brasseries Kronenbourg, La Société Européenne de Brasserie and La Société des Eaux Minérales d’Evian, which at the time were major customers of BSN for glass containers. As a result of these acquisitions, BSN became France’s market leader in beer and bottled water, as well as infant food, which was at that time one of Evian’s product lines. In 1973, BSN merged with Gervais Danone, a French dairy products and pasta group, thereby becoming France’s largest food and beverage group with consolidated sales in 1973 of approximately € 1.4 billion, of which 52% consisted of food and beverage sales.

Throughout the remainder of the 1970s and the 1980s, BSN focused on expansion in the food and beverage industry, primarily in Western Europe, after disposing of its flat glass business. This expansion included the acquisition of major breweries in Belgium, Spain and Italy; The Dannon Company, the leader in yogurt production in the United States; Générale Biscuit, a French holding company which owned LU and other major producers of biscuits in Europe; the biscuit subsidiaries of Nabisco, Inc. in France, Italy, the United Kingdom and Asia; and Galbani, Italy’s leading cheese maker. As a result, with consolidated sales of € 7.4 billion in 1989, BSN became Europe’s third largest diversified food group, ranking first in France, Italy and Spain.

Beginning in the early 1990s, BSN pursued a strategy of consolidating its main business lines, developing synergies in Western Europe and expanding into growing markets. Moreover, BSN paved the way for a strategy of development outside of Western Europe. As a result, BSN increased the scope of its operations and strengthened its portfolio of brands through a number of significant acquisitions and joint ventures. Within Western Europe, BSN acquired Volvic in France to strengthen its position in the bottled water sector. Outside Western Europe, BSN pursued an active acquisition strategy to expand internationally in Asia-Pacific, Latin America and Eastern Europe, as well as in selected markets like South Africa and the Middle East.

In 1994, BSN changed its name to Groupe Danone, adopting the name of the Group’s best known international brand, with a view to consolidate its position as an international food and beverage group and to reinforce the marketing strength of the Danone brand name.

In 1997, the Company’s management decided to focus on three core activities on a worldwide basis (fresh dairy products, beverages, and biscuits and cereal products). The Group has since completed several significant divestitures in grocery, pasta, ready-to-serve meals and confectionery activities, mainly in France, Belgium, Italy, Germany and Spain. In 1999 and 2003, the Group sold 56% and 44%, respectively, of the capital of BSN Glasspack, the holding company of its glass containers business, and in 2000, the Group sold most of its European beer activities to different companies in the industry, including Scottish & Newcastle. In 2002, the Group sold Kro Beer Brands, owner of the brands Kronenbourg and 1664, among others; its Italian cheese and meat activities (Galbani); as well as its beer producing activities in China. These divestitures since 1997 represented net sales of approximately € 5.3 billion in the aggregate. This strategy enabled Danone to concentrate its financial and human resources on product lines with strong commercial potential and in which the Group holds leading world positions as well as to pursue its expansion outside Western Europe through internal growth and strategic acquisitions, which in the aggregate represented consolidated net sales of over € 1.7 billion since 1997.

Since 1998, the Group has been organized around three core activities which together represented nearly 97% of the Group’s consolidated net sales in 2003:

•	fresh dairy products, including yogurts, dairy desserts and infant foods, representing approximately 47% of consolidated net sales;

•	beverages, including primarily packaged water (following the sale of its European beer activities) representing approximately 27% of consolidated net sales; and

•	biscuits and cereal products, representing approximately 23% of consolidated net sales.

Key Events in 2003

The Group’s growth in revenue, which amounted to 7.2% at constant exchange rates and scope of consolidation, was strong over the entire year, with an acceleration in the fourth quarter, reflecting the heat wave in Europe and despite the unfavorable impact of severe acute respiratory syndrome (“SARS”) on sales in Asia, particularly China. Operating margin, which increased for the ninth consecutive year, by 48 basis points in 2003, reached 12.2%. The growth of the beverage business line accelerated strongly in the second half of 2003, to 11% at constant exchange rates and scope of consolidation. This performance is primarily due to the very favorable weather conditions in Europe during the summer months, the impact of which, over the year, was partially offset by the unfavorable effect of SARS on sales in Asia. During 2003, fresh dairy products confirmed its role as the Group’s leading growth segment with an increase of 9.6% in its revenues at constant exchange rates and scope of consolidation, which includes an increase of 10.1% in the yogurt and similar products line.

In the course of 2003, the Group consolidated its position as the world leader in the Home and Office Delivery water market (“HOD”) through various transactions in this segment:

•	the acquisition, in early 2003, of Sparkling Springs Water Holdings, a company that operates in North America and Europe, following the acquisition of Châteaud’eau International at the end of 2002. On September 1, 2003, the businesses of Sparkling Springs in the United Kingdom and The Netherlands, as well as the interests of the Group in Châteaud’eau International, were transferred to a Dutch company, the Danone Springs of Eden BV, formed with Eden Springs Ltd. The Group holds, directly or indirectly, 66.9% of the share capital and 50% of the voting rights of the Danone Springs of Eden BV; and

•	the formation, in November 2003, of DS Waters LP, in partnership with the group Suntory Limited. DS Waters LP, in which the Group holds an interest of less than 50%, combines the HOD businesses of Suntory Water Group and of Danone in the United States.

Furthermore, the Group maintained its international growth strategy by increasing its control of companies in which it does not own 100%, by reinforcing its current market position to achieve leadership positions locally and by expanding into other countries to develop the Group’s core business lines.

For instance, in fresh dairy products, the Group significantly strengthened its presence in Japan through the acquisition of an additional interest in Yakult, the Asian leader in probiotics, in which the Group now holds 20% of the share capital. Likewise, the Group reinforced its presence in Turkey following the acquisition of the 50% interest of its partner Sabanci, as well as the dairy products business of Nestlé. At the end of 2003, the Group also took control of Stonyfield Farm, the leader in organic yogurt in the United States, bringing its ownership from 40% to 80%.

For a description of Danone’s principal capital expenditures, including investments in other companies in 2003 and in the two preceding financial years, see “Item 5. Operating and Financial Review and Prospects— Overview—Acquisitions and Investments”.

Business Overview

Danone is one of the world’s leading food companies, with worldwide sales and operating income of approximately € 13.1 billion and € 1.6 billion, respectively, in 2003. By volume, Danone is the world’s leading producer of fresh dairy products and packaged water, and the second largest producer of biscuits and cereal products. Danone’s portfolio of brands and products includes national and international market leaders such as Danone (Dannon in the United States), the world’s leading brand of fresh dairy products; Evian, the world’s leading brand of bottled still water; Volvic, the Group’s other major international brand of bottled still water; LU, Europe’s leading biscuits brand; Wahaha, the leading Chinese brand of bottled water; and Aqua, the leading brand of packaged water in Indonesia. In addition, the Group also produces sauces (internationally known brands such as HP Foods, Lea & Perrins and Amoy) and infant food in France (Blédina). Overall, approximately 70% of world sales were realized through leading positions in local markets.

The Group principally operates in three markets: (i) fresh dairy products, (ii) beverages and (iii) biscuits and cereal products. It is a market leader with a strong international presence and a unique position in the health/well-being market that is supported by well-known brands.

The Group’s strategy of international expansion, through both internal and external growth, has led to a significant increase in net sales outside Western Europe. These sales represented 38% of total net sales in 2003 compared to less than 15% in 1995.

The brand name Danone (Dannon in the United States) currently represents over 40% of the Group’s sales and experienced growth of more than 9% in 2003 at constant exchange rates and scope of consolidation. In addition to fresh dairy products, the brand has been extended to certain other products, such as bottled water in the United States and certain European countries as well as biscuits in Asia. Four of the Group’s brands (Danone, LU, Evian and Wahaha) represent approximately 60% of the Group’s net sales.

Danone’s main product for export is bottled water, mainly under the brand names Evian and Volvic. Evian was exported to more than 120 countries in 2003 and has strong market shares in the United Kingdom, Germany and Japan. Volvic is the leading still mineral water brand in Germany and the leading imported water in Japan.

Business Strategy

The Group’s strategy relies upon (i) a concentration on three categories of products which have substantial elements of health and well-being, (ii) strong and grouped brand names, kept dynamic by sustained advertising campaigns, (iii) a balanced geographical distribution between developed countries and emerging countries and (iv) an ambitious strategy of innovation supported by an ever growing knowledge of consumer expectations.

The continued internal growth of the Group in recent years is based upon the Group’s ability to sell quality products satisfying demands of local markets by (i) improving the products sold by recently acquired companies, (ii) introducing products available to large numbers of consumers in emerging countries to develop mass consumption of packaged food products thereby creating demand for the Group’s brands for the future and (iii) taking advantage of the Group’s marketing know-how to sell value-added products already distributed in other countries, to accompany the increase in purchasing power and consumer trends. The Group believes that demographic trends and economic developments in Asia and Latin America will lead in the medium term, despite possible economic difficulties linked to the present economic climate, to significant market expansion. The progressive improvement in the purchasing power of local populations, together with the development of a middle class, is expected to increase demand for bottled beverages and brand name food products.

The Group will continue to follow a strategy whereby its three business lines will grow profitably, as a model of development to guarantee the Group’s values and specificity.

Danone believes that it can sustain a growth rate of 5% to 7% at constant exchange rates and scope of consolidation by (i) having a portfolio of activities concentrated on dynamic health-oriented products, (ii) advertising and promoting a selected number of major brands, (iii) having a significant presence in emerging countries, (iv) occupying leading positions internationally in each business line built on strong leading positions in local markets and (v) offering promising innovations based on satisfaction of consumers.

Internal sales growth is expected to continue to be a leading force for improving the Group’s economic performances, due to the continuing leadership of products generating a favorable mix effect and the achievement by the Group of a critical size in several emerging markets. Concurrently, the Group will continue to promote numerous initiatives aimed at increasing its global efficiency and widespread appeal. In a difficult international economic climate and in the absence of a significant crisis, Danone expects that its consolidated net margin should improve by 40 basis points in 2004 and that net earnings per share should increase by 10% if the dollar does not depreciate beyond $ 1.25 for € 1.

The Group will continue its policy of making acquisitions in order to consolidate current positions and to hold leading local market positions in each of its business lines. With significant free cash flow (defined as cash flows provided by operating activities less capital expenditures) and a level of net debt (defined as short-term debt and overdrafts, long-term debt and convertible bonds less cash, cash equivalents, marketable securities and, in 2003, items amounting to € 130 million reflected in other long-term assets and short-term loans) representing 49% of stockholders’ equity at December 31, 2003, the Group possesses the necessary resources to sustain its growth.

Products and Markets

The tables below show, for each of the years 2001, 2002 and 2003, consolidated net sales and operating income by principal geographic areas and business lines.

Geographic Areas

	Year ended December 31,(1) (2)
	2001		2002		2003
	(millions of €, except percentages)
Net Sales(3)
Europe	9,147	63.2%	8,841	65.2%	8,876	67.6%
Asia	1,934	13.4%	2,080	15.3%	1,957	14.9%
Rest of the World	3,389	23.4%	2,634	19.5%	2,298	17.5%

Total	14,470	100.0%	13,555	100.0%	13,131	100.0%

Operating Income(3)
Europe	1,121	69.7%	1,192	75.0%	1,244	77.6%
Asia	231	14.4%	277	17.3%	279	17.4%
Rest of the World	246	15.3%	175	11.0%	196	12.2%
Unallocated income (expense)(4)	11	0.6%	(54)	(3.3)%	(115)	(7.2)%

Total	1,609	100.0%	1,590	100.0%	1,604	100.0%

(1)	Since January 1, 2003, the Group has presented its net sales according to new geographic areas. The new geographic areas are Europe (which includes Western Europe, Central and Eastern Europe), Asia (which includes the Pacific region, i.e., Australia and New Zealand) and the Rest of the World (which includes North and South America, Africa and the Middle East). The information for the years 2001 and 2002 has been revised to reflect this new presentation.
(2)	Certain financial and statistical information in this annual report have been rounded to the next higher or lower number. As a result, various amounts and percentages may not total.
(3)	Net sales or operating income of the Group’s subsidiaries after elimination of sales between companies belonging to the same area and elimination of inter-region sales.
(4)	Unallocated income (expense) represents the balance of Group income (expenses) that have not been allocated to any specific operating division.

Business Lines

	Year ended December 31,
	2001		2002		2003
	(millions of €, except percentages)
Net Sales(1)
Fresh dairy products(2)	6,928	47.9%	6,276	46.4%	6,185	47.1%
Beverages(3)	3,796	26.2%	3,691	27.2%	3,557	27.1%
Biscuits and cereal products	3,371	23.3%	3,232	23.8%	3,071	23.4%
Other food businesses	375	2.6%	356	2.6%	318	2.4%

Total	14,470	100.0%	13,555	100.0%	13,131	100.0%

Operating Income(1)
Fresh dairy products(2)	790	49.2%	802	50.4%	845	52.7%
Beverages(3)	432	26.8%	464	29.2%	537	33.5%
Biscuits and cereal products	316	19.6%	317	19.9%	280	17.4%
Other food businesses	60	3.8%	61	3.8%	57	3.6%
Unallocated income (expense)(4)	11	0.6%	(54)	(3.3%)	(115)	(7.2%)

Total	1,609	100.0%	1,590	100.0%	1,604	100.0%

(1)	Net sales, or operating income of Danone’s subsidiaries after elimination of sales between companies belonging to the same division and elimination of intra-group sales. Intra-group sales consist of sales of products between companies that are in different divisions. Intra-group sales were € 17 million, € 19 million and € 19 million for the years 2001, 2002 and 2003, respectively.
(2)	In 2002, Danone’s Italian cheese and meat businesses, now sold, were only consolidated for the first four months of the year.
(3)	In 2002, the bottled water activities in the United States, which were subsequently sold, were only consolidated during the first six months of the year.
(4)	Unallocated income (expense) represents the balance of Group income (expenses) that has not been allocated to any specific operating division.

Fresh Dairy Products

With net sales of fresh dairy products in 2003 of approximately € 6.2 billion, representing approximately 3.3 million tons, Danone is the leading producer of fresh dairy products worldwide, with more than 18% of the world’s market share and an average market share of greater than 25% in each of its 10 most significant markets, which is three times more than its closest competitor. Danone’s principal products in this business line are yogurts and similar products which, together, accounted for over 90% of Danone’s total net sales of fresh dairy products in 2003, with the remainder represented by infant food sold principally in France under the Blédina brand and, until April 2002, by Galbani cheese and cured meat.

Principal Markets and Brand Names.    Sales in Europe accounted for 76% of net sales of fresh dairy products and sales in the Rest of the World accounted for 24%. Danone’s principal markets for fresh dairy products in Western Europe are France, Spain, Germany, Italy and the Benelux countries which, together, accounted for 61% of Danone’s sales of fresh dairy products in 2003. In the Rest of the World, the Group’s principal markets are the United States, Mexico and Argentina.

In France, Danone is the market leader for fresh dairy products with over one-third of the total market. Danone markets yogurts and similar products and other fresh dairy products principally under the Danone brand name. The Group is also the market leader in France for infant food with its brand Blédina.

In Spain, Danone has a 55.96% interest in Danone S.A., Spain’s leading producer of fresh dairy products with a share of the Spanish market of approximately 50%. Danone is also the leading producer of yogurt in Italy, with a market share of approximately 25%.

In Germany, Danone is an important player in a very fragmented market. Danone also markets its products in Belgium and Portugal where it holds leading positions through locally established production subsidiaries and in The Netherlands, Denmark, the United Kingdom, Austria, Switzerland, Finland and Sweden through marketing subsidiaries and franchises that sell Danone’s product lines.

In Greece, Danone also has a 30% ownership interest in the company Delta Dairy which specializes in fresh dairy products.

With the acquisition from Uniq Plc of the brand Shape in August 2002, the second-leading brand of low-fat fresh dairy products in the United Kingdom, Danone has become the third largest player in the fresh dairy product market in the United Kingdom and has increased its sales by approximately 50% in this market.

In Eastern Europe, Danone is the leading producer of fresh dairy products in Poland, Hungary, the Czech Republic, Slovakia, Bulgaria and Romania. In each of these countries, the Danone brand name has one of the highest levels of brand awareness in the food market. In addition, the Group is a key player with an industrial presence in Russia and has a marketing presence in the Ukraine, Croatia and the Baltic countries.

Danone is the leading producer of fresh dairy products in terms of both net sales and volumes in Latin America, and the second leading producer in North America. Danone is in a leading market position in Mexico, Argentina and Canada, and is number two in the United States.

In Asia-Pacific, Danone is present in Australia and Japan through licenses or joint ventures. Through its association with Shanghai Bright Dairy in China, Danone is pursuing the establishment of the Danone brand in a still relatively small market.

Danone also has minority interests in major producers of fresh dairy products in Morocco, Algeria, Tunisia, Saudi Arabia and Israel which all have leading positions in their respective countries. In South Africa, Danone has a majority interest in Danone Clover and in December 2003 the Group reinforced its presence in Turkey with the acquisition of Nestlé’s dairy business and the purchase of the 50% interest held by its partner Sabanci in their joint venture.

New Products.    Danone is continuously involved in the introduction of new products while trying to develop, as quickly and widely as possible, a worldwide market for high-potential products. At the same time, Danone is continuously reviewing or relaunching some of its key existing products to meet consumers’ expectations in terms of recipes, formats or packaging. The dynamism of the segment is strongly linked to its capacity to deploy, extend and adapt global concepts very rapidly in numerous countries, especially the low-fat product lines under the Taillefine, Vitalinea or Ser brand names, a health-oriented line under the Bio or Activia brand names, the Actimel line and a line of “fromage frais” (creamy dairy product) for children.

In 2003, the Group confirmed its ability to adapt global products to local markets. Activia was launched in Saudi Arabia, Mexico and The Netherlands after being customized for local consumer habits. Similarly, Danao was introduced in Spain in a smaller format than in other countries, as a product for children.

In 1995, Danone introduced Actimel, an organic dairy product, which is now sold in approximately 20 countries and continues to enjoy very strong sales growth. In 2003, net sales of Actimel at constant exchange rates and scope of consolidation increased by close to 30%, reaching nearly € 620 million. 75% of the growth in Actimel came from five countries: Spain, France, the United Kingdom, Germany and Italy. Furthermore, the strong rates of growth recorded in 2003 in Argentina, Poland and Russia confirm the potential of this type of product in emerging countries.

In the United States, after the success of La Crème in 2002, the Group continued to introduce innovations such as Frusion and Light’n Fit Smoothie, two yogurt drinks, and La Crème Mousse. The U.S. market represents a strong potential for growth, characterized by low consumption per person compared to Western Europe. Taking into account its portfolio of products, Danone is well positioned to be a major contributor to this growth.

Present at the beginning and for more than thirty years in five major countries, Petit Gervais aux Fruits, the “fromage frais” designed for children, has become the most international of Danone’s ideas and is now consumed in thirty-five countries. This growth has been driven by a strategy of constant innovation and local adaptation (from one country to another the product line has different names: Danonino, Danimals, Petits Gervais) as well as an identical positioning (the “fromage frais” which helps children to grow).

Market Trends.    Overall, the market for dairy products on a worldwide basis has grown steadily over the past several years. This market has grown continually in Western Europe, driven by the innovative and dynamic nature of health-orientated products. In the United States, the market has increased over the past few years, making this product line one of the most dynamic in the food industry. Danone has recently launched a “low carb” product line that meets the demands of U.S. consumers. Emerging markets have generally enjoyed favorable conditions that have at times been affected by economic difficulties. Management believes that the introduction of new products, particularly health-oriented products, desserts, drinkable yogurts and infant foods, will allow Danone to continue to improve its market position. In addition, management believes that premiums often associated with innovative products will help raise the total value of the market for fresh dairy products.

Danone expects to see continued growth in demand for infant food in France, driven by trends toward increased consumption of convenience foods under the influence of new lifestyles and the success of new and innovative product lines that combine practicality and nutritional quality.

Beverages

Danone’s beverage activities comprise packaged water and other non-alcoholic beverages. In 2003, net sales of beverages were € 3.6 billion, of which 45% were in Europe, 37% in Asia and 18% in the Rest of the World.

With approximately 16.3 billion liters of packaged water sold in 2003 and a market share of 11%, Danone is the leading producer of packaged water in the world based on volume. Danone produces two of the five leading brands of bottled water in the world: Evian and Volvic, as well as the leading brand of packaged water in the world (Indonesia: Aqua). Danone is also the second leading producer of packaged water in Europe, the leading producer of packaged water in Asia-Pacific and a major actor in Latin America.

Principal Markets and Brand Names.    The Group maintains strong market shares in Western Europe, where there is a long tradition of consumption of still and sparkling bottled water. Danone’s principal market for bottled water is France, where Danone has approximately 23% of the national market in terms of volume, mainly through its Evian, Volvic, Badoit, Salvetat and Arvie brands. Danone is also the leading producer of bottled water in Spain, with approximately 23% of the Spanish market through its Lanjarón, Font Vella and Fonter brands. In Italy, Danone is a major producer of bottled water, through its Italaquae S.p.A. subsidiary, which markets the Ferrarelle (sparkling water) and Boario (still and sparkling water) brands. In the United Kingdom, where the still water market is experiencing rapid growth, the Group has a leadership position with its Evian and Volvic brands. In Germany, the Group is the leader in the market for still water. Furthermore, with the formation of the Danone Springs of Eden BV with Eden Springs Ltd, the Group holds the number two position in the growing Home and Office Delivery water market (“HOD”).

In Eastern Europe, Danone is the market leader in Poland, the largest market in the region, with Zywiec Zdroj, a subsidiary acquired in 2001, and Polska Woda, a joint venture entered into in 2000 with the Italian group San Benedetto.

In North Africa and the Near and Middle East, Danone reinforced its presence in Turkey with the purchase of the 50% interest held by its partner Sabanci in Danone Hayat. Furthermore, the Group is present in Morocco, where it acquired in 2001, in collaboration with the Moroccan conglomerate ONA, a 30% interest in Sotherma, a leader in the bottled water market in Morocco.

In the United States, the Group reinforced its position in the HOD market with the formation in 2003 of DS Waters LP, a joint venture which joins together the businesses of Suntory Water Group and the HOD business of Danone in the United States. In addition, Danone has a significant position in the bottled water market through its premium brand Evian which has been marketed by The Coca-Cola Company since July 2002. Danone is also active in the United States domestic market for water mainly through the Sparkletts and Dannon brands, through the company created in 2002 with The Coca-Cola Company, which holds a 51% ownership interest in the company.

In Canada, the Group is the leader in the HOD market and reinforced its position in 2003 with the acquisition of Sparkling Springs Water Holdings. The Group is the leader in the bottled water market, with more than 50% of the market, under its Crystal Springs, Labrador, Naya and Evian brand names.

In Latin America, Danone is the market leader in packaged water. In Mexico, the Group is the leader in the bottled water market with Bonafont, the leading Mexican producer in this market. The Group also holds a 50% interest in Pureza Aga, a major actor in the Mexican HOD market. Based on size, the Mexican bottled water market is one of the largest markets worldwide and the largest emerging market. The Group also has a leading position in the bottled water market in Argentina with the Villa del Sur and Villavicencio brands and is the market leader in Uruguay.

In Asia, Danone has a leading position in packaged water with a market share of more than 20%. In China, the Group is the market leader with more than 40% of the bottled water market where it sold close to 3 billion liters in 2003 primarily under the Wahaha and Robust brands. The Group is also the market leader of dairy drinks in this country and is a major actor in the cola and ready-to-drink tea markets.

In Indonesia, the Group holds a 74% interest in Aqua. Aqua has a leading position in the country with more than 50% of the market. A significant part of its revenue is achieved through the sale of water in large containers. In 2003, the brand name Aqua had the leading position in the worldwide packaged water market with 3.4 billion liters of water sold.

In Japan, during September 2002, the Group entered an agreement with Mitsubishi Corp. and Kirin Beverage Corp., one of the leaders in the Japanese beverage market, with the aim of accelerating growth of the Volvic brand in Japan and participating in the growth of the domestic segment of the market. The Group is already the leader by value in the bottled water market in Japan and has a dominant position in the “premium” segment with its imported water brands Volvic and Evian.

New products.    Once again, innovations contributed significantly to growth, and the Group confirmed its ability to respond to the development of trends in consumption in 2003.

The flavored water segment, where sales were particularly strong in 2003, expanded its range of product types and brands. In Argentina, the Ser product line developed strongly in 2003. The line, composed of a still water enriched with calcium and a slightly sweetened and flavored sparkling water (Lime & Lemon), has become number two in its market since October. In Mexico, Levite, the flavored water launched in 2002, represented 20% of Bonafont’s 2003 sales. In France, the launch of flavored Taillefine water was a success. Due to its innovations, the Group holds more than 63% of the flavored water market in France.

Furthermore, the energy drink segment has developed significantly in Asia. In New Zealand, Frucor, the leader in energy drinks and fruit juices, has seen its sales increase rapidly (approximately 15%), especially due to the launch of new brands such as H2O, a flavored water aimed at athletic women. In April 2003, Mizone was launched in China under the name Maidong, through the Robust company. At the end of 2003, sales of Maidong in China were two times higher than those in Australia. In Australia, Frucor reinforced its position after the launch of the sugarless version of “V”.

Market Trends.    Packaged water is one of the most dynamic segments of the world’s food market due to consumption trends favoring safety and health. The segment of water-based, slightly sweetened, refreshment drinks is a growing market and flavored water is expected to represent a significant portion of the growth of the segment. Despite already relatively high levels of per capita consumption, the European market, the largest in the world, continues to experience sustained growth. Outside Western Europe, the global trend in consumption of bottled water has shown a regular progression. Certain countries, including the United States, China and Indonesia, are experiencing double-digit growth rates.

Biscuits and Cereal Products

With net sales in 2003 of approximately € 3.1 billion, representing approximately 1.2 million metric tons, Danone is the world’s second-leading producer of biscuits and cereal products. Danone’s biscuit products include cookies, which represent more than half of the segment’s net sales, as well as savory snacks, crispbreads and crackers, and packaged cakes. The segment retains a strong potential with, in certain regions, rates of growth higher than the average for other food segments.

Principal Markets and Brand Names.    In 2003, sales in Europe accounted for 77% of biscuit and cereal products net sales, 18% in Asia and 5% in the Rest of the World.

Danone’s main product lines are marketed under the LU brand name, which accounts for more than 40% of the segment’s net sales and which has a dominant position in Western Europe. The Danone brand name is used in Asia, especially in China and Indonesia. The Group also has various local brands worldwide resulting from the many business acquisitions carried out by the Group in recent years. In an attempt to harmonize and benefit from these assets, in 2001, the Group implemented a strategy for the progressive transfer to the LU brand name of some of its international businesses, including the re-branding of products in Brazil, Denmark, Norway, Sweden and Finland in 2001 and 2002.

In Western Europe, Danone is the market leader and has a strong leading position in France, the Benelux countries, Greece and the Nordic countries. In the United Kingdom, where the Group sells its products under the brand name Jacob’s, management has decided to refocus its portfolio to concentrate on the crackers market where it has a leading position, and has reinforced this strategy by the purchase of United Biscuits’ brand names in the segment. In Italy, the Group is, with Saiwa, number two in the market and has benefited in the savory snacks segment from the purchase of Fonzies from United Biscuits.

In Eastern Europe, Danone is the clear market leader with a strong position in Russia, the Czech Republic, Slovakia, Hungary and Poland. In 2001, Danone strongly reinforced its presence in Poland and Hungary through its acquisition of United Biscuits’ local operations.

In Latin America, Danone is the largest biscuit and cereal product producer with a presence in Brazil, Argentina and Colombia. The Brazilian biscuit market is the fourth largest in the world based on volume, and the largest market in Latin America. Danone succeeded in maintaining its number two position in a very competitive market, in spite of the unstable economic environment. In Argentina, Bagley remained the leading biscuit and cereal product brand.

In Asia, Danone is the market leader for biscuits and cereal products. Danone has very strong positions in China and India, two of the top three largest biscuit and cereal product markets in the world in terms of volumes consumed. In the biscuits and cereal products segment, Danone is the leading brand in China and Britannia is the leading brand in India. Danone is also the leading producer of biscuits and cereal products in New Zealand, with approximately 40% of the market, and has leading positions in Malaysia. In Indonesia, the Group continues to reinforce its growth in the biscuit market under the Danone brand name.

New Products.    Danone’s strategy for innovation tends to emphasize the nutritional qualities of biscuits, the establishment of additional eating times throughout the day as well as the rollout of concepts with a high commercial potential in several countries.

The breakfast (“Petit Déjeuner”) product line continued to be deployed across Europe and has an increased number of varieties. Launched in 2001, this range targets breakfast, a mealtime during which the consumption of biscuits remains minor. The biscuits of this range take advantage of the concept of “Long Lasting Energy” (“Energie à Diffusion Progressive”) developed by Danone Vitapole, which has been validated by international experts. The research and development teams of the Group have been able to show that certain complex sugars in cereals are digested slowly and over an optimal length of time release the necessary sugars for the healthy functioning of the body and brain. This nutritional advantage, the result of an original combination and formulation of the biscuit, including preparation and cooking, has been included in the Prince Petit Déjeuner line, targeted at the youth market, as well as the LU Petit Déjeuner, its equivalent for adults. Launched successfully in France, the line has also been developed in Belgium, Holland, Italy and Spain, and for the past few years has expanded into Hungary, Russia, Poland and the Czech Republic. In the Czech Republic, the Bédédobreranno product line of Opavia, the local subsidiary of the Group, has been enlarged with several varieties of Muesli and Quatre Céréales, which has reinforced the health product positioning of the Czech line.

Revenues for Prince, the Group’s principal brand name for the youth market, continued to increase, particularly in the Group’s key markets such as France, the Benelux countries and Spain.

Other Food Businesses

Net sales of grocery products in 2003 were approximately € 318 million. These products are mainly comprised of sauces such as HP Foods in the United Kingdom, Lea & Perrins in the United States and Amoy in China. The Group also markets Asian-style grocery products under the Amoy brand name, which are exported to Western Europe from Hong Kong.

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

In 2000, Danone significantly revised its research and development policy to transform it into a major competitive advantage of the Group. To increase efficiency, speed and communication within the Group, the research and development teams have been grouped together in one global multidisciplinary center, Danone Vitapole, incorporating the three main business lines, and research has been refocused on a limited number of strategic projects. This center, located in the Paris region, has been operational since mid-2002 and employs approximately 500 researchers.

In order to conduct basic research related to nutrition, flavor, and food processing and preservation, Danone regularly collaborates with outside entities such as universities and specialized public research centers. Danone has also established an international prize to reward research in nutrition or major contributions to public health. Product development and improvement is the responsibility of the Group’s research and development teams, which apply the results of both internal and outside research. Furthermore, the fifteen Danone institutes worldwide contribute to public awareness regarding nutrition through their activities for the benefit of professionals in the fields of nutrition and healthcare, including the launching of several projects for researchers and doctors.

Danone spent € 130 million, € 133 million and € 126 million on research and development in 2003, 2002 and 2001, respectively, representing, for 2003, close to 1% of total revenues.

Purchasing

Raw Materials

Danone’s principal raw material needs consist of (i) materials needed to produce Danone’s food and beverage products, including primarily milk, fruits, flour, sugar, cocoa and fats or, collectively, food raw materials and (ii) materials needed for packaging its products, primarily plastics and cardboard or, collectively, packaging raw materials. Energy supplies represent a smaller portion of the Group’s purchases. See “Item 3. Key Information—Risk Factors—Price increases and shortages of food and packaging raw materials could adversely affect the Group’s results of operations”.

Food Raw Materials.    Milk represents the most important food raw material for the Group in terms of cost. In each country where Danone requires milk for the production of its dairy products, the Company’s operating subsidiaries generally enter into contracts with individual local milk producers or dairy cooperatives. In Europe, the price of milk is essentially fixed by the European Union or supported by various national governments through quotas and customs charges such that only a small portion of purchases is directly subject to fluctuations in the worldwide market. Milk prices decreased in Europe and North America, but remained on an upward trend in Latin America in 2003. Purchasing for other food raw materials, mainly fruit mixtures, sugar, cocoa, flour and vegetable oils, is managed through global or regional purchasing programs, allowing for synergies in terms of volumes and skills. Purchases of sugar and cocoa are closely monitored because the market structure for these products is highly concentrated, with a small number of intermediaries controlling a substantial portion of total supply.

Packaging Raw Materials.    The Group also manages its purchases of packaging raw materials through global or regional programs in order to optimize shared knowledge and volume effects. Factors that influence the pricing of packaging materials include international and regional supply and demand, installed production capacities and, more generally, economic cycles and oil prices. The price of PET, one of the most significant packaging raw materials purchased by the Group, remained stable in Europe in 2003 but increased in Asia with high volatility. The other significant raw materials used for packaging (rigid and supple plastics and cardboard) did not experience significant change in prices at the Group level during the year.

Organizational Systems and Information Technology

Project Themis

In 2000, through the Themis project, the Group decided to restructure its organization and operating systems and implement an integrated information system or ERP (Enterprise Resource Planning) for its subsidiaries in Western Europe, Eastern Europe and America from an SAP framework.

This restructuring is expected to result in the optimization of information flows within the subsidiaries and within the Group as a whole among the financial, industrial, quality control, supply chain, commercial and purchasing divisions. Themis is also expected to accelerate the integration of newly acquired companies as a result of rapid dissemination of the Group’s practices and tools. After its installation in 2001 in four test sites, the system’s global deployment began in 2002 and continued in 2003. Today, approximately 50% of the Group’s sales in Europe and North America and 73% of worldwide sales in fresh dairy products are from subsidiaries which have implemented this system. In order to (1) optimize the deployment of the system and adapt it to the specificities of each of the Group’s businesses and (2) capitalize on the experience already acquired, especially in the fresh dairy products subsidiaries, the Group has decided to defer certain installations initially planned for 2004. The installation of the system in Indonesia will occur in 2004 and should be followed by deployment in the water division in 2005.

CPGmarket

This electronic marketplace, dedicated to the consumer products sector, was created in 2000 by Danone, Nestlé, Henkel and SAP, its founding shareholders, and currently has 28 shareholders. It enables the Group to generate additional synergies by optimizing its purchases through simplified processes and the implementation of new market practices such as e-tenders and e-auctions. CPGmarket has been operational since 2001 with a database of over 13,000 active users in 60 countries and has generated over € 7 billion in online transactions. The Group, which began to deploy CPGmarket’s eSourcing product in 2001, uses it in over 40 of its subsidiaries across the world and for more than 50% of its purchases in all markets.

CPGmarket has also completed applications which allow the standardized, real-time exchange of data between suppliers and purchasers. These exchanges of commercial documents, estimates, plans and inventory levels increase the profit potential of all the participants.

In 2003, CPGmarket established more than 140 supplier-purchaser connections. These connections apply the standards developed by the market, utilizing various formats and information exchange protocols. The Group plans to test several projects in Europe in 2004.

Intellectual Property

The Group owns rights to trademarks, brand names, models and copyrights throughout the world. The territorial extent of protection depends on the significance of the product concerned. The Group has established a chart of its intellectual property and regularly updates and revises its portfolio of products and corresponding rights for each of its subsidiaries in order to monitor the protection of its brand names.

The Group is also the owner of patents, licenses and proprietary recipes, as well as substantial know-how and technologies related to its products and the processes for their production, the packages used for its products and the design and exploitation of various processes and equipment used in its business.

Such trademarks, brand names, models, copyrights, licenses, patents, proprietary recipes and know-how, which are held by the Company and several operational entities throughout the Group, represent major commercial assets for Danone. The Group is committed to taking appropriate legal steps to protect and exploit such intellectual and industrial property. See “Item 3. Key Information—Risk Factors—The Group may not be able to adequately protect its intellectual property rights”.

Risk Management Policy

The Group maintains an active risk management policy to preserve the investment of shareholders and the interests of employees, consumers and the environment. The policy is based upon identification and control of risks in conjunction with a global policy of insuring goods and potential liabilities.

The Group has a global insurance policy based on stringent technical evaluations using worldwide available insurance products based on their availability and local regulations. The insurance policy for risk is uniform for all of the subsidiaries over which the Company has direct or indirect operational control.

In addition, in order to optimize its insurance expenses and maintain a strong level of control over its risks, the Group self-insures through its reinsurance subsidiary Danone Ré, a company consolidated in the Group’s financial statements. The self-insurance policy covers certain risks whose costs can be accurately estimated if the Group is aware of their frequency and their financial impact. Such risks relate essentially to (i) coverage for damage to goods, transport, operating losses and civil liability for the majority of the Group’s companies and (ii) payments for disabilities, training and death for the French subsidiaries. These self-insurance programs are limited to accidents under € 7.5 million per accident. Moreover, “stop loss” insurance protects Danone Ré against an increased frequency of accidents and loss. These self-insurance programs are managed by professional insurers and the provisions recorded in the financial statements are determined by independent actuaries.

Customers, Distribution and Marketing

Customers

While end consumers of Danone products are individual retail customers, the principal portion of Danone’s sales are to major retail and grocery chains. The retail industry has become increasingly concentrated over the past several years, and in many national markets such as France, Germany and Belgium, the Group’s three largest clients represent together more than 50% of total net sales. This concentration, particularly advanced in Europe, is expected to increase in North America and in emerging countries. In 2003, the Group’s 10 largest customers worldwide, of which six are French retail groups, accounted in the aggregate for approximately 35% of total consolidated net sales. Danone’s largest client alone, Carrefour, accounted for approximately 11% of consolidated net sales in 2003.

The Group has global partnership agreements with major retailers. These partnership agreements typically contain provisions concerning geographic expansion policy, logistical collaboration or management of food safety. However, they typically exclude pricing terms which remain within the domain of the Group’s subsidiaries.

In recent years, certain European retail chains have rapidly expanded internationally. The Group has benefited from this expansion by using existing commercial relationships to introduce its products in certain international markets and therefore accelerate its own geographic expansion as well as the international development of its brands. In these new areas, most large retail chains seek to develop the marketing of brand name quality products as their means of growth and profitability.

Distribution

Although distribution policies vary among different countries due to local characteristics, the Group has two major distribution policies: on the one hand the flow of products towards major retailers and on the other hand the flow designated for traditional market outlets.

In emerging countries, particularly in Asia and Latin America, a large portion of Danone’s sales is made through traditional market outlets or through smaller distribution networks that are most often controlled by the Group. A strong distribution structure is a competitive factor in those countries in which traditional businesses and independent supermarkets still represent a significant share of food sales. In Latin America, 65% of sales from fresh dairy products are made through local networks. In Argentina, the Group benefits from a distribution network which enables delivery to over 75,000 sales points through a fleet of 1,000 trucks.

In the past three years, the Group has built leadership positions in the market for water in large containers in North America, Latin America, Asia and, more recently, in Europe. This business requires a direct relationship with the consumers (for example, Home and Office Delivery (“HOD”) in the United States and Europe) or through franchised retail shops (for example, Robust in China).

The Group follows an active policy of streamlining its distribution facilities in order to increase quality of service while reducing costs. This policy is based on an ongoing assessment of the Group’s organizational models and solutions that have been implemented, especially outsourcing its distribution in collaboration with specialized distributors.

The Group has undertaken several initiatives, working closely with its mass retailers to accelerate the development of product categories, to optimize the flow of products and the inventory levels of its customers. These include efficient consumer response, or ECR, which in addition to achieving stock management, automatic stock replenishments and just-in-time delivery is used to coordinate stock levels between the stores, the client’s warehouses and Danone’s warehouses. ECR is also used to work with distributors to better manage consumer demand and expectations. Danone also works with its customers to develop marketing concepts to enhance its customers’ sales, such as joint promotions for specific events.

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

For several years, the Group has been following a policy of resource optimization by focusing on a few brands in order to maximize efficiency. Accordingly, more and more products have been introduced under leading brand names such as Danone or Taillefine/Vitalinea, currently used for fresh dairy products, water and biscuits and cereal products. In addition, each subsidiary of the Group annually conducts a segmentation study of its brand portfolio using internal methods in order to optimize the allocation of advertising budgets.

Danone’s operating companies in each business line and geographic market are responsible for developing their own advertising, promotional and sales strategies adapted to local consumer patterns. The Group maintains a decentralized marketing and sales structure in order to provide its operating companies with the proximity and flexibility necessary to respond and adapt to a broad and changing variety of market conditions. In order to ensure (i) coherence of retailing strategies within the Group, (ii) an optimal sharing of marketing know-how and (iii) an optimization of promotional costs, the Group has a director in charge of coordinating commercial retail strategies and initiatives as well as a policy of ensuring that strategic principles and initiatives extend across product lines and geographic areas.

The Group believes that direct marketing, which aims at creating direct contact with customers, will continue to develop rapidly. This strategy, in France, is oriented around a centralized database, which contains 3.5 million French households and which allows the Group to regularly communicate with its customers through personalized mailing campaigns that are adapted to consumer profiles. This program includes, notably, a mailing of Danoé, the magazine of the Group’s brands, electronic newsletters, as well as savings coupons and special offers, such as “Bingo des Marques” which regroups all of the Group’s different brands.

Food Safety and Quality Management

Food Safety

Food safety is a paramount consideration for Danone. The Group has implemented a policy of risk identification and control.

Danone has created a food safety unit at its global multidisciplinary center, Danone Vitapole, that focuses on identifying and analyzing microbiological, chemical, physical or allergenic risks that may threaten the safety of the Group’s products at any stage. The goal is to control the risks in the Group as well as in suppliers. The Group strives to continually improve control over its supply chain by (i) gaining significant knowledge of the raw materials it purchases, (ii) rigorously monitoring the chain of distribution, (iii) developing a more efficient tracing system and (iv) controlling the production processes by using measures to define and implement rules relating to hygiene and production based on international standards. For certain risks, such as pesticides and heavy metals, the Group has implemented monitoring programs, while for others, such as risks of allergies, the Group imposes preventive measures for all its subsidiaries that go beyond regulatory requirements. Danone’s policy also includes the implementation of rigorous procedures for crisis management in order to guarantee consumer safety while maintaining the reputation of its brands as well as the use of tracing tools in order to enable the Group to identify the origin of raw materials used, the procedures followed, the controls carried out and the customers to whom the products were sold. Furthermore, the Group periodically carries out a survey in order to evaluate the level of control over all the risks to which the Group’s businesses are exposed.

Beyond risks that are scientifically established, the Group remains particularly committed to keeping up-to-date on risks perceived by the consumer, such as genetically modified organisms. To this end, the Group has developed a network of privileged advisors, including consumer associations, that discuss and attempt to clarify topics that are of common concern through various formal and informal forums.

Quality Management

The Group considers quality to be a managerial responsibility that is rooted in understanding consumers and customers as well as in the pursuit of performance. The Group has made quality a determining factor for all of its processes, businesses and activities. The quality management policy has three main components: (i) the identification, evaluation and control of food safety risks at each stage from the procurement of raw materials through the consumption of products, (ii) the improvement of all processes and (iii) monitoring the quality perceived by consumers. This quality policy is based on monitoring product performance through internal tests and external consumer testing. In addition, external audits are performed to assess the manufacturing process and hygiene. In the water segment, for example, this process of verification goes from the original water supply all the way to the actual dispatch of the products for sale.

Quality management teams oversee quality systems and their implementation at each of Danone’s operating subsidiaries. They are specifically dedicated to: (i) the development of new products through organoleptic tests performed internally and by consumers, allowing a clear vision of the products on the market as well as how the Group responds to consumers’ needs; (ii) teaching skills to employees in quality control departments through specific training programs allowing for experience sharing and transfer of best practices between different subsidiaries; and (iii) developing quality control systems in each subsidiary. The Group is accordingly engaged in a process of evolution of the certification of its industrial sites, from the ISO 9002 standard towards ISO 9001 and towards Danone’s reference system, built on the ISO 22000 standard. This reference system will allow the Group to have a single instrument of quality management and will also facilitate the alignment of all of its action plans towards the attainment of the objectives defined by the Group. At December 31, 2003, approximately 40% of Danone’s industrial sites had been certified ISO 9000.

Regulation

In addition to the Group’s own internal regulations, each subsidiary of the Group is subject to local laws and regulations in place in its home country concerning production standards, quality of ingredients and products, labeling and the sale of finished products. In order to ensure respect of these standards, the Group and the divisions have regulatory specialists with an expert and consulting role with all its subsidiaries, which nevertheless remain responsible for compliance with the applicable regulations.

Regulatory and Environmental Matters

Regulatory Matters

The Group’s activities are subject to stringent laws and regulations relating principally to water, air, noise, ground and waste. Packaging is subject to more or less restrictive regulations depending on location, in particular, the European Directive of 1994 relating to packaging, which determined the regulatory framework in Europe.

The principal potential risks relating to the environment are: (i) water pollution (essentially organic and biodegradable pollution), (ii) risks related to refrigerating installations (ammonia and other refrigerating liquids), (iii) risks related to the storage of raw materials (flour and sugar silos) or products for the cleaning and disinfection of the Group’s plants (acid or alkaline products) and (iv) risks related to the impact resulting from amendments to the regulatory provisions relating to packaging. Nevertheless, the Group believes that, in light of its activities, it has a limited negative impact on the environment.

Environmental Policy

Danone’s environmental policy aims to respond to the growing concerns of many different parties, especially consumers, about the environmental impact of industrial plants and products. In 1996, the Company’s management established the basic principles of the Group’s commitment to environmental protection through the adoption of an environmental charter which applies to each of Danone’s facilities and divisions (research and development, purchasing, marketing, production and headquarters) in all the countries where the Group operates.

The charter aims to create a system of systematic accountability and protection of the environment at every step of production, from design to delivery of the final product, and encourages the participation of all employees. In addition, since 1991 the Group has had an environmental services department to define and coordinate the application of its environmental policy in collaboration with a network of 50 correspondents throughout the world. This policy focuses on three principal areas: industrial activity, packaging and agriculture-related issues.

Industrial Activity

The application of the Group’s environmental policy in its facilities involves three areas: ensuring compliance with regulations, which is linked with control of environmental risks, reduction of water and energy consumption and of waste production through its “Green Plants” (“usines sobres”) program and, finally, ISO 14001 certification of the Company’s sites.

Regulatory Compliance and Risk Management

Since 1995, all of the Group’s industrial sites are subject to an annual self-evaluation of their environmental situation. The internal evaluation serves to raise the environmental awareness of the actors in the field, and give them an in-depth knowledge of the sites to enable them to establish plans of action. To ensure regulatory compliance and reinforce risk management, the Group implemented in 2000 a program for the audit of its production facilities by a specialized company. The analysis covers multiple criteria such as operating licenses, water supplies, outflow, atmospheric emissions, storage of raw materials, refrigerating installations, energy, noise and environmental, soil and waste management. The conclusions of the analysis led to recommendations for the development of financially valued and prioritized plans. At December 31, 2003, most of the Group’s plants had been audited, excluding those recently acquired, and the Group believes that the results and actions taken indicate that no major risks are present that would have a serious detrimental effect on the environment.

Decrease in the Consumption of Natural Resources

Since 1995, the Group’s “Green Plants” program has been aimed at reducing the consumption of water and energy and reducing the production of waste material. This program corresponds to the Group’s desire to promote an economic and sustainable method of functioning, limiting plants to using only the resources absolutely necessary to the plant’s activities. The average ratios of the Group between 2000 and 2002 (total water used per ton produced; thermal energy per ton produced; total energy per ton produced) have improved significantly. Furthermore, the current rate of waste quantification is approximately 76%. Targets were fixed in September 2001 by the Group’s executive committee for the reduction of the ratios for the consumption of water and energy between 2000 and 2010: 30% for the consumption of water and thermal energy and 20% for total energy (thermal and electric). These reductions constitute a significant response from the Group to the necessity of reducing the emission of gases causing the greenhouse effect.

Environmental Management

The Group has implemented an environmental management program (Environmental Management System or “EMS”) enabling it to ensure that all of its plants integrate environmental consciousness into plant activities. In September 2001, the Group’s executive committee established an objective of ensuring ISO 14001 certification in each plant by the end of 2004. At December 31, 2003, 64 industrial sites, five corporate headquarters and one research center had ISO 14001 certifications, amounting to more than 30% of the industrial sites. In the event of an environmental accident, there are procedures in place in each of the plants and sites to manage the situation and minimize the consequences of such an accident. A guide to the management of environmental emergencies was distributed to each plant at the beginning of 2001.

Packaging

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

Agriculture

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

The Group wishes to expand this method progressively through the farms that supply its plants. In June 2002, the Group joined forces with Nestlé and Unilever on a program called the “Sustainable Agriculture Initiative” (“SAI”). This initiative comprises sharing experiences in sustainable agriculture with other industrial businesses in cooperation with farmers and consumers, first in Europe and then throughout the world. Sustainable agriculture, as defined in SAI, is a broader concept than integrated agriculture as it includes the consumption of natural resources (such as energy sources) and the economic and social impact of operations on local communities. Integrated agriculture should be considered an initial step towards sustainable agriculture. In 2003, the SAI established sustainable agriculture practices for the production of cereal in Europe and is currently working on the definition of practices for milk.

Protection of Water Resources

In 1998, the Group and in particular the beverages division joined the 1971 Ramsar Convention on Wetlands to implement awareness campaigns, training and information relating to the preservation and use of wetlands. The Ramsar Convention signed in 1971 consists of 133 countries that agreed to policies favoring wetlands, marshes, peatland and other natural water retention sites in the plains or highlands, which filter rainwater and supply the water tables. These zones are fundamental for the conservation of water and water quality. In November 2002, following a Group initiative, the Danone–Evian Fund was created to support projects for the protection and sustainable management of water and water quality. The fund, which started with € 1 million, will be managed by the Ramsar Convention with the help of a local French not-for-profit organization for the defense of coastlines.

In 2003, the Group performed a complete inventory of the springs that it uses, their risks and their level of protection. The Group is currently working on the development of a network that would consist of those responsible for the management of these springs with a view to sharing the best practices in protection and management. For example, the Evian spring has special protection. The aquifer, through which runs Evian spring water, emerged during the last ice age over 18,000 years ago. The recognized catchment area where Evian natural spring water begins covers over 34 square kilometers at an average altitude of 850 meters. Eighty-five percent of this pristine catchment area is covered by forests, natural meadows and marshes. Human presence is limited to a few villages and family farms principally making cheese. Société des Eaux Minérales d’Evian joined with the French government in 1992 to found the Association pour la Protection de l’Impluvium des Eaux Minérales d’Evian (APIEME). This organization seeks to protect the Evian natural spring water catchment area by expanding the sewer system, experimenting with more environmentally friendly farming practices and bringing livestock housing into regulatory compliance. Other initiatives include a development policy for the preservation and reclamation of natural areas like bogs and marshes.

Training and Employee Information

The Group attempts to increase the environmental awareness of its employees through various informational tools. In 2003, approximately 15,000 employees attended environmental awareness sessions. In addition, a specific training program for the protection of the environment and plant property was offered to all industrial engineers. Since 2000, an Intranet site has enabled the dissemination of information relating to the environment, the Group’s environmental policy and sharing knowledge. The environment managers also have tools for the dissemination of such information (letters, films, CD-Roms, guides).

Environmental Expense and Investment

Investments for the protection of the environment amounted to approximately € 14 million in 2003 of which 40% were for water (water treatment, purification stations, economies of consumption), 21% were for waste (improving collection, storage, sorting) and 18% were for energy (economies of consumption, conversion to cleaner energy sources). Management does not expect these investments to increase significantly in the near future.

Expenses related to the environment grew to approximately € 35 million in 2003. They included expenses for the management of water, energy and waste and taxes other than packaging charges. In addition, the fines, penalties and damages paid to third parties in connection with environmental issues were less than € 1 million in 2003. No significant provision for risks or expenses related to the environment is included in the Consolidated Financial Statements as of December 31, 2003.

Competition

Competitors in Danone’s core businesses include other large international food and beverage groups, such as Nestlé, Kraft, Pepsi Co. and The Coca-Cola Company, as well as smaller companies with focused markets or product lines and food retailing chains offering generic or private label products. The food and beverage sector is highly competitive due to the large number of national and international competitors. Management believes that Danone’s strategy to maintain and improve its profitability is based on the quality, convenience, and innovative aspects of Danone’s products and the strong image associated with its brands in the important areas of health and food safety. Management believes that success in this industry is achieved through strong local market positions and therefore the Group seeks to be the market leader in each country where it operates. This strategy allows for a long-lasting, balanced and constructive relationship with major distribution networks, by marketing key products yielding growth and profitability.

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

Organizational Structure

The table below presents a list of the Company’s principal operational subsidiaries by business line, including name, country of incorporation or residence and proportion of Danone’s direct and indirect ownership interest at December 31, 2003.

FRESH DAIRY PRODUCTS	BEVERAGES	BISCUITS AND CEREAL PRODUCTS	OTHER

EUROPE

GERMANY

Danone GmbH 100%

AUSTRIA

Danone Ges.mbH 100%

BELGIUM

N.V. Danone S.A. 100%

BULGARIA

Danone Serdika 69.64%

DENMARK

Danone A/S 100%

SPAIN

Danone S.A. 55.96%

Danone Canaries

(Iltesa) 43.93%

FINLAND

Danone 100%

FRANCE

Blédina 100%

Danone 100%

UNITED KINGDOM

Danone Ltd 100%

GREECE

Delta Dairy 30%

HUNGARY

Danone Kft 100%

IRELAND

Danone Ltd 100%

ITALY

Danone SpA 100%

THE NETHERLANDS

Danone Nederland B.V. 100%

POLAND

Bakoma(1) 52.43%

Danone Sp zoo 100%

PORTUGAL

Danone Portugal S.A. 54.02%

CZECH REPUBLIC

Danone a.s. 98.04%

ROMANIA

Danone SRL 65%

RUSSIA

Danone Industria 70%

Danone Volga 61.79%

SLOVAKIA

Danone Spol s.r.o. 100%

TURKEY

Danonesa Tikvesli 100%

AMERICAS

ARGENTINA

Danone Argentina S.A. 99.37%

Logistica La Serenissima 49.69%

BRAZIL

Danone Ltda. 100%

CANADA

Danone Inc. 100%

MEXICO

Danone de Mexico 100%

UNITED STATES

The Dannon Co. 100%

Stonyfield Farm 80%

AFRICA AND THE

MIDDLE EAST

SOUTH AFRICA

Clover Danone 55%

Clover Beverages 39.46%

ALGERIA

Danone Djurdjura 51%(2)

SAUDI ARABIA

Al Safi Danone 50.10%(2)

ISRAEL

Strauss Dairy 20%

MOROCCO

Centrale Laitière 29.22%

TUNISIA

Stial-Socoges 50%

ASIA

JAPAN

Calpis Ajinomoto

Danone 50%

Yakult 20.2%

EUROPE

GERMANY

Danone Waters

Deutschland 100%

SPAIN

Aguas de Lanjarón 78.61%

Dasanbe 50%

Font Vella 77.01%

Mahou 33.34%

FRANCE

Evian 100%

Mont Roucous 100%

Seat 99.86%

Smda 100%

Volvic 100%

UNITED KINGDOM

Danone Waters UK & Ireland 100%

ITALY

Italaquae 92.67%

THE NETHERLANDS

The Danone Springs of Eden BV 66.90%

POLAND

Polska Woda 50%

Zywiec Zdroj 88.02%

TURKEY

Danone Hayat 100%

AMERICAS

ARGENTINA

Aguas Danone de Argentina 100%

Danone Argentina S.A. 99.37%

CANADA

Danone Waters of

North America Inc. 100%

UNITED STATES

CCDA Waters 49%

Great Brands of

Europe 100%

DS Waters LP 49.96%

MEXICO

Bonafont 100%

Pureza Aga 50%

URUGUAY

Salus 42.30%

AFRICA AND THE

MIDDLE EAST

MOROCCO

Sotherma 30%

ASIA

AUSTRALIA

Frucor Beverages 93.56%

CHINA

Aguarius 46.78%

Hangzhou Wahaha group

47.72%

Robust group 86.08%

Shenzhen Health

Drinks 56.14%

INDONESIA

Aqua 69.23%

JAPAN

Kirin Danone

Mitsubishi 25%

NEW ZEALAND

Frucor 93.56%

EUROPE

GERMANY

LU snack Foods

100%

Griesson De

Beukelaer 39.97%

BELGIUM

LU Belgique 100%

DENMARK

LU Nordic 100%

SPAIN

LU Biscuits 100%

FINLAND

LU Finlande 100%

FRANCE

LU France 100%

Danone International

Brands Paris 100%

UNITED

KINGDOM

The Jacob’s Bakery

100%

GREECE

Papadopoulos 60%

IRELAND

Irish Biscuits 100%

ITALY

Saiwa 100%

HUNGARY

Györi Keksz 100%

NORWAY

LU Norge 100%

THE

NETHERLANDS

LU Nederland 100%

POLAND

LU Polska 75%

CZECH REPUBLIC

Opavia LU 99.71%

RUSSIA

Bolshevik 76.33%

SWEDEN

LU Sverige 100%

AMERICAS

ARGENTINA

Danone Argentina S.A.

99.37%

BRAZIL

Danone Ltda. 100%

COLOMBIA

Galletas Noel 30%

AFRICA AND THE

MIDDLE EAST

EGYPT

Danone Mashreq 50.98%

MOROCCO

Bimo 50%

TUNISIA

Société Tunisienne

de Biscuiterie 20%

ASIA

CHINA

Jiangmen Danone

Biscuits 93.56%

Shanghai Danone Biscuits

Foods Co. Ltd 93.56%

INDIA

Britannia Industries

Ltd. 21.12%

INDONESIA

PT Danone Biscuits 93.56%

MALAYSIA

Britannia Brands Malaysia

93.56%

Evercrisp Manufacturing

93.56%

NEW ZEALAND

Griffin’s Foods 93.56%

PAKISTAN

Continental Biscuits

Ltd 46.30%

FOOD ACTIVITIES UNITED STATES Lea & Perrins 100% UNITED KINGDOM HP Foods 100% CHINA Amoy 93.56% Shanghaï Amoy Foods 56.14%
(1)	The Group only holds 18.15% of the voting rights of Bakoma.
(2)	By virtue of an agreement among shareholders, the effective voting rights are 50%.

Property, Plants and Equipment

Danone operates production facilities located around the world in its principal markets. At December 31, 2003, Danone had 203 production sites, out of which approximately 32% were located in the European Union (14% in France, 8% in Spain and Italy and 10% elsewhere in the European Union); 42% in Asia (29% in China and 13% in New Zealand, India, Indonesia and elsewhere in Southeastern and Southwestern Asia) and 12% in North and South America (5% in the United States and Canada, 7% in Argentina, Brazil and countries in Central America). The table below sets forth the total number of Danone’s facilities at December 31, 2003 and total production by main business line in 2003.

Business Line	Number of Plants	Total Production (thousands of tons or millions of liters)
Fresh dairy products	46	3,270
Beverages	102	12,303
Biscuits and cereal products	48	823
Other food businesses	7	146

Although Danone’s production facilities are numerous and widely dispersed, certain facilities are particularly important centers of production. Danone’s five largest fresh dairy products facilities are located in the United States, Belgium, France, Argentina and Spain, and account for approximately 28% of Danone’s production capacity for fresh dairy products. Danone’s two largest sources of bottled water, both located in France, account for 23% of Danone’s total production capacity for packaged water in 2003, and the two most important sources of production of water in large containers, both located in Indonesia, account for approximately 12% of Danone’s total water production capacity. Danone’s five largest biscuit and cereal product facilities are located in Belgium, Argentina, the United Kingdom, the Czech Republic and France and account for approximately 28% of Danone’s total production capacity for biscuits and cereal products.

Danone’s general policy is to own its production facilities. Danone’s central management conducts periodic reviews of its production sites to consider possibilities for improving efficiency, quality, protection of the environment and safety. On the basis of such reviews, management establishes plans for the expansion, specialization, upgrading and modernization or closing of specific sites. In 2001, 2002 and 2003, Danone spent a total of € 737 million, € 603 million and € 543 million, respectively, mainly on plant expansions, modifications or upgrades.

Item 5.     Operating and Financial Review and Prospects

The following discussion is based upon, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto, included elsewhere in this annual report. The figures referred to in the following discussion are, unless otherwise noted, determined in accordance with French GAAP.

U.S. GAAP Reconciliation

The Consolidated Financial Statements of Groupe Danone have been prepared in accordance with French generally accepted accounting principles, or French GAAP. The application of these principles does not give rise to material differences compared with U.S. generally accepted accounting principles, or U.S. GAAP, except for indefinite-lived brands and goodwill accounting treatment and for the valuation of some financial instruments.

The application of U.S. GAAP would result in an increase in 2003 consolidated net income of € 84 million (an increase of € 137 million in 2002 and of € 73 million in 2001) to € 923 million, a decrease in net sales of € 1,120 million (a decrease of € 1,047 million in 2002 and of € 1,069 million in 2001) to € 12,011 million and a reduction in stockholders’ equity of € 153 million (€ 251 million at December 31, 2002 and € 393 million at December 31, 2001) to € 4,671 million at December 31, 2003. See Note 2 to the Consolidated Financial Statements for a discussion of the material differences between French GAAP as applied by the Group in its Consolidated Financial Statements and U.S. GAAP.

Effects of Changes in the Scope of Consolidation and Exchange Rates

Variations in the scope of consolidation, such as acquisitions and divestitures, may increase or decrease the Group’s consolidated sales and results of operations in comparison to prior years and thus make it difficult to discern the performance of its underlying business. Similarly, as a global business operating in numerous currencies, changes in exchange rates of the euro, which is the Group’s reporting currency, may result in an increase or decrease in the consolidated sales and results of operations as reported in the Consolidated Financial Statements. In order to enable investors to follow the year-to-year changes in the Group’s operations, as required by the French securities regulator, the Group has provided details of the impact on its net sales and operating income of changes in the scope of consolidation and in exchange rates and have isolated the changes related solely to the underlying business.

The Group calculates the impact of currency variances by converting the figures from the previous year as reported in their local currencies by the companies within the scope of consolidation using the exchange rate for the current year. In 2003, the Group’s results were mainly impacted by the strengthening of the euro, in particular against the U.S. dollar and currencies linked to the U.S. dollar. For further detail on the impacts of these currency variations, see the discussion below in “—Overview—Exchange Rates”.

The Group calculates the impact of changes in the scope of consolidation for the current year, by taking into account the changes in the scope of consolidation that occurred in the current year and assuming these changes had occurred in the prior year for the same period. In order to calculate the effect of changes in the scope of consolidation with respect to acquired entities, the Group uses financial information provided by such entities for periods prior to their acquisition. In 2003, the principal changes in the scope of consolidation occurred at the end of the year and did not have a material impact on the consolidated statement of income for 2003. However, as discussed in detail below in “—Overview—Changes in Scope of Consolidation”, the Group’s results in 2003 were also impacted by the divestitures that took place in 2002.

Critical Accounting Policies

For a complete description of the Group’s significant accounting policies, please see Notes 1 and 2 to the Consolidated Financial Statements. The Group’s critical accounting policies are those that have meaningful impact on the reporting of its financial condition and results and require significant management judgment and estimates. These policies include the Group’s accounting for (a) trade and consumer promotion activities; (b) asset impairment; (c) pension obligations; and (d) income taxes.

Trade and Consumer Promotion Activities.    Danone offers various sales incentive programs to consumers. The amount and timing of expense recognition for these trade and consumer activities involve significant management judgment based on estimated participation and performance levels. Actual expenses may differ if the levels of participation and performance vary from these estimates. However, the vast majority of the Group’s incentive programs do not exceed one year and therefore do not require highly uncertain long-term estimates. In addition, in the French GAAP Consolidated Financial Statements, the classification of certain expenses of a similar nature, as either a reduction of sales or as selling expenses, depending on the nature of the incentive program, also requires management judgment.

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

Pensions.    Evaluating pension obligations and fair value of plan assets involves management judgment in making certain assumptions, such as retirement age, discount rate, salary growth rate and rate of return on plan assets. Actual results could differ from these assumptions.

Income Taxes.    Determining income tax expense and establishing reserves involves management judgment as to the ultimate resolution of any tax issues, and the number of years with open tax audits varies depending on the tax jurisdiction. Historically, the Group’s assessments in respect of the ultimate resolution of tax issues have been reasonably accurate. While it is often difficult to predict the final outcome or timing of resolution of any particular tax matter, the Group expects the resolution of current open tax issues not to be dissimilar from the historical trend.

Overview

Refocusing Strategy

In line with the Group’s strategy of focusing on its three core business lines, between 1997 and 2002 the Group sold all of its grocery activities (retaining only the HP, Lea & Perrins and Amoy sauce brands), its glass containers business, the cheese and cured meat activities of Galbani and its beer activities in Europe (with the exception of its 33.34% ownership interest in the Spanish brewery, Mahou).

At the same time, the Group has continued to strengthen its position in its strategic segments. In this context in 2002 and 2003, the Group concluded various partnerships, principally in its water segment:

•	In 2002, the Group entered into distribution and cooperation agreements with The Coca-Cola Company for the sale and distribution of the Evian brand in North America and for the divestiture of 51% of Danone’s domestic bottled water activities in the United States.

•	In 2003, the Group consolidated its worldwide leadership in the Home and Office Delivery water market (“HOD”) by combining its operations with those of Eden Springs Ltd in Europe and those of the Suntory Limited group in the United States.

Acquisitions and Investments

As part of the Group’s development strategy, Danone is continuously considering potential acquisitions. Danone may acquire an initial equity interest of less than 100% in a target company, including, as the case may be, a minority interest, and concurrently enter into agreements with other shareholders allowing Danone to increase its interest over time to obtain effective control, a majority interest or sole ownership.

Financial investments were € 1,088 million in 2003 compared to € 495 million in 2002 and € 1,071 million in 2001. The principal financial investments in 2003 related to:

•	the acquisition of Sparkling Springs (HOD Water in the United States, Canada, United Kingdom and The Netherlands);

•	the acquisition of additional interests in Yakult (Fresh Dairy Products in Japan), Danone Tikvesli (Fresh Dairy Products in Turkey), Danone Hayat (Beverages in Turkey) and Stonyfield Farm (Fresh Dairy Products in the United States).

In 2002, the Group’s financial investments included primarily:

•	the acquisition of Frucor (Beverages in New Zealand) and Châteaud’eau International (HOD Water in Europe);

•	the acquisition of approximately 10% of National Foods (Fresh Dairy Products in Australia) and of approximately 6% of Wimm Bill Dann (Fresh Dairy Products and Beverages in Russia); and

•	an increase in Danone’s holding of Zywiec Zdroj, which was already partly owned by the Group.

Capital Investments.    Capital investments amounted to € 543 million in 2003, compared to € 603 million in 2002 and € 737 million in 2001 (representing, respectively, 4.1%, 4.5% and 5.1% of consolidated net sales). For several years the Group has implemented a policy aimed at reducing capital investments. In 2003, capital investments included investments in capacity in Europe to meet the growth of Actimel and investments relating to the reorganization of the Group’s European biscuit activities.

Changes in Scope of Consolidation

In 2002, Danone consolidated its European cheese and cured meat activities only during the first four months of the year, its bottled water activities in the United States only during the first half and consolidated for the first time its beverage activities in New Zealand (Frucor). The principal changes in the scope of consolidation in 2003 occurred at the end of the year and did not have a material impact on the consolidated income statement for 2003. The changes in the scope of consolidation are set forth in Note 30 to the Consolidated Financial Statements.

In 2003 and 2002, the increase in net sales resulting from the consolidation of newly acquired businesses did not fully offset the loss of net sales resulting from divestitures (in particular the sale, in 2002, of the European beer activities, the domestic bottled water activities in the United States and the cheese and cured meat activities of Galbani). The net reduction, in terms of net sales, applying the dates these transactions were completed, amounted to approximately € 514 million in 2003 compared to 2002, and approximately € 865 million in 2002 compared to 2001.

Exchange Rates

A significant part of the Group’s assets is located outside France and is denominated in currencies other than the euro. In 2003, up to 55% of the Group’s revenues were booked in euro, the remaining 45% in other currencies, primarily the U.S. dollar, the Chinese yuan, the British pound and the Mexican peso. In addition, 36% of the Group’s operating income was denominated in currencies other than the euro. As a result, foreign exchange rate fluctuations against the euro could have a significant effect on the Group’s income statement. These fluctuations also have an effect on the value on the Group’s consolidated balance sheet of assets and liabilities recorded in currencies other than the euro. The significant devaluation of the U.S. dollar in 2003 led to a significant relative decrease of the net assets of U.S. companies as recorded on the Group’s consolidated balance sheet and has also significantly reduced their contribution to the Group’s revenues and operating results.

Seasonality

Seasonal consumption cycles affect certain of Danone’s product markets, which can have an impact on Danone’s quarterly and annual results. In particular, the demand for water is at its peak during the second and third quarters of the year, and demand for biscuits is generally the strongest during the fourth quarter of each year. As a result, Danone typically records its lowest quarterly net sales during the first quarter of each year. In addition, cool summer temperatures may negatively impact sales of packaged water and, as a result, total net sales. Conversely, warmer temperatures, such as those experienced in Europe in the summer of 2003, can stimulate demand and thus favorably impact net sales.

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

The Euro

In anticipation of the introduction of the euro, the Group, as well as its clients and suppliers, converted its information systems and internal operations to the euro progressively between 1999 and 2001. In 2002, the Group concentrated on consumers’ transfer to the euro, notably through agreements among various industry actors in France and Italy establishing a price stability period during the first quarter of 2002 as well as through promotional activities, often with an educational objective, such as promotions using rounded euro amounts.

The Group has not noted any significant changes in consumer trends in the European countries during 2003 and 2002 due to the implementation of the euro.

Valuation of Assets

Exceptional impairment charges for goodwill and tangible and intangible assets for a total amount of € 808 million were recorded at December 31, 2002. These impairment charges were primarily due to the difficult economic conditions and significant currency devaluation in Latin America combined with a decrease in operating margins. See Note 3 to the Consolidated Financial Statements for a more detailed description of impairment charges.

Recent Events

In January 2004, the Group reinforced its position as market leader in the biscuits market in Russia with the acquisition of the “soft cakes” business of the Chupa Chups group (the Chok and Rolls company). With approximately $ 20 million in revenues in 2003 under the “Tornado” brand, Chok and Rolls is the joint leader in Russia in the rapidly growing cake roll segment.

At the beginning of March 2004, the Group disposed of its 10.1% stake in National Foods (Fresh Dairy Products in Australia).

Also at the beginning of March 2004, the Group announced that it had entered into an agreement to form a strategic alliance with Yakult Honsha, with the objective of strengthening their global leadership in probiotics and further accelerating the growth of both companies in the functional food and beverage market. The agreement provides for: (i) the nomination of representatives on the boards of directors of the respective groups, (ii) the establishment of a permanent liaison office with responsibility for identifying specific areas of collaboration between the two groups and facilitating joint projects and (iii) the formation of a Council to advance the cause of probiotics.

The agreement between the two companies has no impact on the existing shareholding structures. Danone, which is already the largest shareholder of Yakult Honsha with a 20% stake, has agreed not to increase its shareholding in the company beyond the current level for five years and not to increase it to such extent that it shall have effective majority control for another five years thereafter.

On April 1, 2004, the Group signed an agreement with ARCOR Group, Argentina’s number one food industry group, to merge their biscuits activities in South America, thereby creating the region’s leading player in this market. The Group will own 49% of the new company, with the other 51% held by the ARCOR Group, which will take responsibility for the company’s operational management.

Consolidated Results of Operations

The tables below present (i) the principal components of the consolidated income statement in euro and as a percentage of net sales and (ii) the Group’s net sales, operating income and operating margin by main business line and geographic area for each of the years ended December 31, 2001, 2002 and 2003. The information below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, included elsewhere in this annual report. For a discussion of the differences in presentation of revenues under U.S. GAAP, please see Note 2 to the Consolidated Financial Statements.

	Year ended December 31,
	2001		2002		2003
	(millions of €, except percentages)
Net sales(1)	14,470	100.0%	13,555	100.0%	13,131	100.0%
Cost of goods sold	(7,196)	49.7%	(6,442)	47.5%	(5,983)	45.6%
Selling expenses	(4,331)	29.9%	(4,170)	30.8%	(4,176)	31.8%
General and administrative expenses	(988)	6.8%	(964)	7.1%	(977)	7.4%
Research and development expenses	(126)	0.9%	(133)	1.0%	(130)	1.0%
Other income and expense	(220)	1.5%	(256)	1.9%	(261)	2.0%

Operating income	1,609	11.1%	1,590	11.7%	1,604	12.2%
Non-recurring items	(757)	5.2%	458	3.4%	(60)	0.5%
Interest expense, net	(180)	1.2%	(110)	0.8%	(70)	0.5%
Provision for income taxes	(416)	2.9%	(490)	3.6%	(488)	3.7%
Minority interests	(163)	1.1%	(182)	1.3%	(184)	1.4%
Share in net income of equity method companies	39	0.3%	17	0.1%	37	0.3%

Net income	132	0.9%	1,283	9.5%	839	6.4%

(1)	Net sales are stated net of rebates and discounts, except for trade support actions that are generally invoiced by customers, and which are treated as selling expenses.

	Net Sales			Operating Income			Operating Margin(1)
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	(millions of €, except percentages)
By Business Line
Fresh dairy products	6,928	6,277	6,185	790	802	845	11.4%	12.8%	13.7%
Beverages	3,796	3,691	3,557	432	464	537	11.4%	12.6%	15.1%
Biscuits and cereal products	3,371	3,231	3,071	316	317	280	9.4%	9.8%	9.1%
Other food businesses	375	356	318	60	61	57	16.0%	17.1%	17.9%
Unallocated expenses	—	—	—	11	(54)	(115)	—	—	—

Total	14,470	13,555	13,131	1,609	1,590	1,604	11.1%	11.7%	12.2%

By Geographic Area(2)
Europe	9,147	8,841	8,876	1,121	1,192	1,244	12.2%	13.5%	14.0%
Asia	1,934	2,080	1,957	231	277	279	11.9%	13.3%	14.3%
Rest of the World	3,389	2,634	2,298	246	175	196	7.3%	6.6%	8.5%
Unallocated expenses	—	—	—	11	(54)	(115)	—	—	—

Total	14,470	13,555	13,131	1,609	1,590	1,604	11.1%	11.7%	12.2%

(1)	Operating income as a percentage of net sales.
(2)	Since January 1, 2003, the Group has presented its net sales according to new geographic areas. The new geographic areas are Europe (which includes Western Europe, Central and Eastern Europe), Asia (which includes the Pacific region, i.e., Australia and New Zealand) and the Rest of the World (which includes North and South America, Africa and the Middle East). The information for the years 2001 and 2002 has been revised to reflect this new presentation.

Results of Operations for the Years ended December 31, 2002 and 2003

Net Sales.    Net sales are stated net of rebates and discounts, except for trade support actions that are generally invoiced by customers, and which are treated as selling expenses. The term “trade support actions” refers to consideration given by the Group to its customers which represents these customers’ or resellers’ separately invoiced services which, for example, relate to coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, and which are required to be accounted for as a selling expense under French GAAP. For a discussion of the differences in presentation of revenues under U.S. GAAP, please see Note 2 to the Consolidated Financial Statements.

Net sales decreased by 3.1% from € 13,555 million in 2002 to € 13,131 million in 2003. This decrease in net sales reflected growth of 7.2% in the underlying business more than offset by a significant negative impact of currency exchange rates (6.7%) and a net negative effect (3.6%) of changes in the scope of consolidation of the Group’s operations. The effect of changes in the scope of consolidation was mainly due to the operations divested in the first half of 2002, notably the bottled water activities in the United States and the cheese and cured meat activities of Galbani. The principal changes in the scope of consolidation in 2003 occurred at the end of the year and therefore did not have a material impact on the consolidated income statement for 2003. The exchange rate effect was mainly due to the appreciation of the euro against the U.S. dollar and currencies related to it, in particular the Chinese yuan. The 7.2% increase in consolidated net sales at constant exchange rates and scope of consolidation was due to an increase in volumes (4.2%) and an increase in price per unit of products sold (3%).

Geographically, growth in net sales at constant exchange rates and scope of consolidation was driven by Asia and the Rest of the World, which achieved growth rates of 10.4% and 10.9%, respectively. Internal growth in Europe, which is a more mature market, was 5.4%.

The growth in net sales at constant exchange rates and scope of consolidation in 2003 (as compared to the corresponding quarter of 2002), varied between quarters:

1st Quarter	7.8%
2nd Quarter	6.6%
3rd Quarter	9.4%
4th Quarter	4.7%

The growth in the second and third quarters of 2003 was affected by (i) severe acute respiratory syndrome (“SARS”) which negatively impacted sales in Asia, particularly in China, and (ii) the heat wave which positively impacted beverage sales in Europe in the third quarter.

The reduction in growth in the fourth quarter principally affected the water and biscuits segments. The sales of the water segment were affected by a reduction in inventories by distributors after the heat wave as well as a decline in consumption in October and November 2003. While sales in the biscuits segment increased significantly in Latin America in the fourth quarter, they decreased in Europe, particularly in France.

Cost of Goods Sold.    Costs of goods sold correspond to production costs, including costs of raw materials (food and packaging), labor costs and depreciation of production machinery. In absolute terms the costs of goods sold decreased by 7.1% from € 6,442 million in 2002 to € 5,983 million in 2003. As a percentage of net sales, costs of goods sold decreased from 47.5% in 2002 to 45.6% in 2003, representing approximately a 190 basis point decrease. The decrease was primarily due to reduced raw material costs and reflected the Group’s policy of optimizing its use of ingredients and packaging, rationalizing raw materials flows in collaboration with suppliers and increasing productivity.

Selling, General and Administrative Expenses.    Selling expenses correspond to advertising and promotional expenses, distribution costs and costs relating to the sales force. In absolute terms, selling expenses increased from € 4,170 million in 2002 to € 4,176 million in 2003, representing, respectively, 30.8% and 31.8% of net sales. The increase reflects the Group’s policy of investing significant resources to promote its products and its brands, while at the same time adapting its advertising and promotional campaigns to local consumption patterns.

General and administrative expenses increased slightly in 2003 to € 977 million from € 964 million in 2002. These expenses represented 7.4% of net sales in 2003 compared to 7.1% of net sales in 2002. The increase was notably due to the costs incurred in the implementation of Themis, the Group’s information systems reorganization project.

Research and Development Expenses.    Research and development expenses, which represented 1% of net sales, remained relatively stable between 2002 and 2003 at € 130 million in 2003 compared to € 133 million in 2002.

Other Income and Expense.    Other income and expense amounted to € 261 million in 2003 compared to € 256 million in 2002. Other income and expense is composed of the following items:

	Year ended December 31,
	2002	2003
	(€ in millions)
Employee profit sharing	117	118
Goodwill amortization	109	84
Other	30	59

Total	256	261

The decrease in goodwill amortization results from the divestitures of businesses that occurred in 2002. Until September 2002, the line item “Other” included royalties for the use of the Kronenbourg brand received from Scottish & Newcastle.

Operating Income.    Operating income increased from € 1,590 million in 2002 to € 1,604 million in 2003. The Group’s operating income and margin under French GAAP are calculated before certain items such as impairment losses and restructuring charges. For a discussion of the differences in presentation between French GAAP and U.S. GAAP and a reconciliation of operating income under French GAAP to operating income under U.S. GAAP, please see Note 2 to the Consolidated Financial Statements.

Operating margin increased 48 basis points, from 11.7% in 2002 to 12.2% in 2002. The 48 basis point increase included 21 basis points from changes in the Group’s scope of consolidation (reflecting the divestiture of less profitable activities such as Galbani and the bottled water activities in the United States), and 27 basis points from the Group’s operating activity, including a 20 basis point negative impact reflecting the costs incurred in the Themis project. The operating margin was negatively impacted by the loss of royalties following the completion of the divestitures of the European brewing activities.

Non-Recurring Items.    In 2003, non-recurring items amounted to € 60 million which mainly consisted of (i) restructuring costs, relating principally to the reorganization of the European biscuits division, (ii) pre-retirement costs, and (iii) costs relating to the formation of the joint venture DS Waters LP in the United States.

In 2002, non-recurring items mainly consisted of (i) net capital gains and losses totaling € 1,393 million, including mainly gains on the divestiture of beer brands and losses on water activities in the United States, among others, (ii) an exceptional impairment loss of € 829 million, mainly in Argentina, Brazil and Uruguay, where the goodwill and all the brands were fully written off, and (iii) costs of € 106 million for reorganization and integration of companies acquired (including € 32 million in restructuring costs related to the restructuring of the Group’s European biscuits activities, which could not be provisioned in 2001 in accordance with accounting rules). See Note 3 to the Consolidated Financial Statements for a detailed explanation of non-recurring items and their impact on the Group’s taxes, minority interest and net income.

Interest Expense.    Net interest expense decreased from € 110 million in 2002 to € 70 million in 2003. Net interest expense is composed of the following items:

	Year ended December 31,
	2002	2003
	(€ in millions)
Interest expense	247	208
Interest income	(74)	(129)
Other financial income and expenses	(63)	(9)

Interest expense, net	110	70

In 2002, the line item “Other financial income and expenses” mainly consisted of dividends on the various financial instruments received as part of the consideration for the European beer activities sold to the Scottish & Newcastle group in 2000. In addition, the decrease in the Group’s average net debt, as a result of the divestitures which took place in 2002, was combined with the decrease in the Group’s average financing costs, resulting from the continued decrease in interest rates in 2002 and 2003 and the issuance in 2002 and 2003 of equity-linked notes at a low interest rate.

Provision for Income Taxes.    The Group’s provision for income taxes went from € 490 million in 2002 to € 488 million in 2003. The effective tax rate was 33.1% in 2003 against 25.3% in 2002. The effective tax rate in 2002 was affected by the non-deductibility of exceptional impairment loss on goodwill and by the application of specific tax rates to capital gains and losses associated with divestitures. See Note 25 to the Consolidated Financial Statements for a reconciliation of the French tax rate and the Group’s effective tax rate.

Minority Interests.    Minority interests increased from € 182 million in 2002 to € 184 million in 2003. This increase resulted primarily from improved operating results of companies in which Danone holds significant minority interests (primarily Wahaha and Danone Spain).

Share in Net Income of Equity Method Companies.    The Group’s share in net income of equity method companies (including amortization of goodwill) increased from € 17 million in 2002 to € 37 million in 2003. In 2003, this line item included the integration costs of the Danone Springs of Eden BV and DS Waters LP. In 2002, the share in net income of equity method companies was affected by the restructuring costs incurred by BSN Glasspack, partially offset by capital gains related to the sale of securities realized by the Spanish company, Mahou. Excluding the impact of these exceptional items amounting to € 33 million, the share in net income of equity method companies would have been € 50 million in 2002.

Net Income.    In 2003, the Group’s net income amounted to € 839 million compared to € 1,283 million in 2002. The reduction reflects the fact that the 2002 net income included one-off exceptional items amounting to € 455 million (see Note 3 to the Consolidated Financial Statements). Excluding non-recurring items, net income would have been € 828 million in 2002 and would have increased by 1.3% between 2002 and 2003.

Net Income per Share.    The diluted net income per share went from € 9.43 in 2002 to € 6.45 in 2003. Excluding non-recurring items, diluted net income per share would have been € 6.11 in 2002 and diluted net income per share would have increased by 5.6% between 2002 and 2003.

Net Sales, Operating Income and Operating Margin by Main Business Line

In accordance with French GAAP, the Group’s net sales are stated net of rebates and discounts, except for trade support actions that are generally invoiced by customers, and which are treated as selling expenses. The Group’s operating income and margin under French GAAP are calculated before certain items such as impairment losses and restructuring charges. For a discussion of the differences in presentation between French GAAP and U.S. GAAP, please see Note 2 to the Consolidated Financial Statements.

Fresh Dairy Products.    Net sales of fresh dairy products went from € 6,277 million in 2002 to € 6,185 million in 2003, a 1.4% decrease. The decrease resulted from a 4.4% negative impact due to changes in the scope of consolidation and a 6.6% negative currency impact. At constant exchange rates and scope of consolidation net sales of fresh dairy products increased by 9.6% in 2003, a similar rate to that experienced in 2002. Net sales of yogurt and similar products, which represented approximately 92% of the segment’s sales, recorded the highest growth with an increase of more than 10%. Most companies within the segment saw an increase in net sales, with Europe contributing 62% of the growth.

The performance achieved in 2003 demonstrates once again the segment’s ability to innovate and expand the scope of its brands and key products, whether geographically or through the introduction of new products. Actimel, which is now sold in approximately 20 countries, continued to see sales growth of over 30% at constant exchange rates and scope of consolidation and represented net sales of approximately € 620 million. Sales of the low-fat product line Taillefine/Vitalinea and the health-oriented product line Bio/Activia, which represented approximately 7% of net sales, each grew by approximately 10%.

Operating income improved 5.4% from € 802 million in 2002 to € 845 million in 2003 while operating margin increased from 12.8% in 2002 to 13.7% in 2003. This improvement was due to (i) the strong growth in business, and (ii) the positive impact of approximately 40 basis points resulting from the divestiture of Galbani in April 2002.

Beverages.    Net sales of beverages went from € 3,691 million in 2002 to € 3,557 million in 2003, a 3.6% decrease resulting from a 4.0% negative impact due to changes in the scope of consolidation and a negative currency exchange rate effect of 9.5%. At constant exchange rates and scope of consolidation, net sales of beverages increased 9.9% in 2003 compared to 4.3% in 2002. Sales continued to increase in Europe, particularly in the third quarter, reflecting very favorable weather conditions. This increase was partially offset by the negative impact of SARS on sales in Asia in the second quarter. Innovation was once again an important factor in the growth of the segment, in particular through the introduction of flavored water in several countries.

Operating income for beverages increased 15.7% from € 464 million in 2002 to € 537 million in 2003 and operating margin increased from 12.6% in 2002 to 15.1% in 2003. The increase in operating margin resulted from (i) growth in volumes, in particular as a result of the heat wave experienced in Europe in the third quarter of 2003, and (ii) the divestiture of the domestic bottled water activities in the United States in the second half of 2002 which had a positive impact of approximately 80 basis points on margins.

Biscuits and Cereal Products.    Net sales of biscuits and cereal products went from € 3,231 million in 2002 to € 3,071 million in 2003, a 5.0% decrease with a 1.9% negative impact from changes in the scope of consolidation and a 3.5% negative exchange rate effect. At constant exchange rates and scope of consolidation, net sales of biscuits and cereal products increased 0.4% in 2003, compared to 2.4% in 2002. In Asia, sales increased strongly, while Europe and Brazil experienced a difficult year. The decrease in sales in Europe reflects not only the general reduction in consumption of cookies, but also strong competitive pressure from local players.

Operating income for biscuits and cereal products went from € 317 million in 2002 to € 280 million in 2003. Operating margin went from 9.8% in 2002 to 9.1% in 2003. This decrease reflected the drop in volumes, particularly during the second half of 2003.

Other Food Businesses.    Net sales of other food businesses went from € 356 million in 2002 to € 318 million in 2003, a reduction of 10.6% reflecting the negative exchange rate effect of 11.8% and negative impacts on the scope of consolidation of 0.6%. At constant exchange rates and scope of consolidation, net sales of other food businesses increased 1.8%.

Operating income for the other food business segment decreased slightly from € 61 million in 2002 to € 57 million in 2003. Operating margin increased to 17.9% in 2003 from 17.1% in 2002.

Results of Operations for the Years ended December 31, 2001 and 2002

Net Sales.    Net sales are stated net of rebates and discounts, except for trade support actions that are generally invoiced by customers, and which are treated as selling expenses. The term “trade support actions” refers to consideration given by the Group to its customers which represents these customers’ or resellers’ separately invoiced services which, for example, relate to coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, and which are required to be accounted for as a selling expense under French GAAP. For a discussion of the differences in presentation of revenues under U.S. GAAP, please see Note 2 to the Consolidated Financial Statements.

Net sales decreased by more than 6.3% from € 14,470 million in 2001 to € 13,555 million in 2002. This decrease in net sales was due to a 6% growth in the underlying business more than offset by a significant negative impact of currency exchange rates (6.3%) and a net negative effect (6%) of changes in the scope of consolidation of the Group’s operations. The consolidation effect was explained by a loss in net sales (related to activities sold in 2002) greater than net sales generated from new acquisitions. The currency conversion effect was mainly due to the depreciation of the Argentinean peso and the Brazilian real as well as the appreciation of the euro against the U.S. dollar and currencies related to it. The 6% increase in consolidated net sales at constant exchange rates and scope of consolidation was due in part to an increase in volumes (3.8%) and an increase in price per unit of goods sold (2.2%).

Geographically, at constant exchange rates and scope of consolidation, growth in net sales grew 5.7% in the European Union, including 5.9% in France alone and 6.4% in the rest of the world.

The table below shows the increase in net sales in 2002 at constant exchange rates and scope of consolidation, broken down by quarter, as compared to the corresponding quarter of 2001:

1st Quarter	4.1%
2nd Quarter	4.2%
3rd Quarter	7.8%
4th Quarter	8.1%

The first two quarters of 2002 were affected by the same trends observed in the third and fourth quarters of 2001, namely the continued impact on sales of competition in North America in bottled water, the weakening of the economic activities in Latin America and difficulties in China related to Robust, one of Danone’s beverage brands influenced by the deflationary environment exacerbated by the competition with Wahaha (the other leading Chinese packaged water market which is also controlled by Danone).

In the third and fourth quarter of 2002, after the deconsolidation of Galbani and of the domestic bottled water activities in North America, the Group experienced accelerated growth, notably due to the growth of the fresh dairy product segment (which increased by 11.5% in the second half) and of the beverage segment, which grew by 8% in the second half, with most of the difficulties mentioned in the paragraph above having been addressed.

Cost of Goods Sold.    Costs of goods sold correspond to production costs, including costs of raw materials (food and packaging), labor costs and depreciation of production machinery. In absolute terms, the costs of goods sold decreased by 10.5% from € 7,196 million in 2001 to € 6,442 million in 2002. As a percentage of net sales, costs of goods sold decreased from 49.7% in 2001 to 47.5% in 2002, representing an approximately 220 basis point decrease. This decrease was partly due to the removal of Galbani from the Group’s scope of consolidation since its cost structure was significantly different than the Group’s other activities. The decrease was also due to reduced raw material costs notably because of the optimization of ingredients and packaging used, the rationalization of flows of raw materials in collaboration with suppliers and continued efforts to increase productivity.

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

General and administrative expenses decreased slightly in 2002 to € 964 million from € 988 million in 2001, representing 7.1% of net sales in 2002 compared to 6.8% in 2001. The increase as a percentage of net sales was mostly due to the strengthening of the Group’s resources that are essential to development and the launch of Themis, the Group’s information systems reorganization project.

Research and Development Expenses.    Research and development expenses increased 5.5% in absolute terms from € 126 million in 2001 to € 133 million in 2002 due to the increased investment in Danone Vitapole, the Group’s global multidisciplinary center. As a percentage of net sales, however, these expenses remained relatively stable at 1% for 2002 and 0.9% for 2001.

Other Income and Expense.    Other income and expense primarily includes employee profit sharing, brand name royalties and goodwill amortization. Expenses increased from € 220 million in 2001 to € 256 million in 2002. This increase was mainly a result of a decrease in the royalties received from Scottish & Newcastle for its use of the Kronenbourg brand and an increase of provisions for current assets, in particular for Latin American activities and the domestic bottled water activities in the United States.

Operating Income.    Operating income decreased 1.2% from € 1,609 million in 2001 to € 1,590 million in 2002. The Group’s operating income and margin under French GAAP are calculated before certain items such as impairment losses and restructuring charges. For a discussion of the differences in presentation between French GAAP and U.S. GAAP and a reconciliation of operating income under French GAAP to operating income under U.S. GAAP, please see Note 2 to the Consolidated Financial Statements.

Operating margin increased 61 basis points, from 11.1% in 2001 to 11.7% in 2002. The 61 basis point increase included 38 basis points from changes in the Group’s scope of consolidation resulting from the divestiture of less profitable activities such as Galbani and bottled water activities in the United States, and included 23 basis points from the Group’s operating activity and notably from its growth and productivity efforts. Operational costs included the costs related to the Themis project, which negatively impacted operating margin by approximately 20 basis points.

Non-Recurring Items.    In 2002, non-recurring items consisted essentially of (i) net capital gains and losses totaling € 1,393 million, including mainly gains on the divestiture of beer brands and losses on water activities in the United States, among others, (ii) an exceptional impairment loss of € 829 million, mainly in Argentina, Brazil and Uruguay, where the goodwill and all the brands were fully written off, and (iii) costs of € 106 million for reorganization and integration of companies acquired (including € 32 million in restructuring costs related to the restructuring of the Group’s European biscuits activities, which could not be provisioned in 2001 in accordance with accounting rules). See Note 3 to the Consolidated Financial Statements for a detailed explanation of non-recurring items and their impact on the Group’s taxes, minority interest and net income.

Interest Expense.    Net interest expense decreased 39% from € 180 million in 2001 to € 110 million in 2002. This decrease was due to an increase of € 4 million in interest received from the companies of the Scottish & Newcastle group, from € 68 million in 2001 to € 72 million in 2002. In addition, the decrease in the

Group’s average debt due to divestitures was combined with the decrease in the Group’s average financing costs, resulting from the continually decreasing interest rates in 2002 and the issuance of convertible bonds at a low interest rate.

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

Share in Net Income of Equity Method Companies.    Share in net income of equity method companies decreased from € 39 million in 2001 to € 17 million in 2002. This decrease was principally due to restructuring costs incurred by BSN Glasspack, whose net income for 2002 was negative, partially offset by capital gains related to the sale of securities realized by the Spanish company, Mahou. Excluding the impact of exceptional non-recurring items amounting to € 33 million, share in net income of equity method companies was € 50 million, representing a 28% increase and reflecting improved profitability of the equity method companies, notably the fresh dairy product companies.

Net Income.    In 2002, the Group’s net income amounted to € 1,283 million. This included (i) € 1,782 million in capital gains related to the sale of Kro Beer Brands, which owns brands such as Kronenbourg and 1664, (ii) € 313 million in capital loss related to the sale of 51% of the U.S. domestic bottled water activities pursuant to the agreement with The Coca-Cola Company, and (iii) € 808 million in exceptional impairment loss of goodwill and tangible and intangible assets relating to the Group’s activities in emerging countries. The aggregate of these non-recurring exceptional items, which amounted to € 455 million, is discussed in Note 3 to the Consolidated Financial Statements. Excluding these non-recurring items, net profit increased by 6.2%.

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

Net Sales, Operating Income and Operating Margin by Main Business Line

In accordance with French GAAP, net sales are stated net of rebates and discounts, except for trade support actions that are generally invoiced by customers, and which are treated as selling expenses. Operating income and margin under French GAAP are calculated before certain items such as impairment losses and restructuring charges. For a discussion of the differences in presentation under U.S. GAAP, please see Note 2 to the Consolidated Financial Statements.

Fresh Dairy Products.    Net sales of fresh dairy products decreased from € 6,928 million in 2001 to € 6,277 million in 2002, a 9.4% decrease with an 11.4% negative impact from changes in the scope of consolidation and a negative currency exchange rate effect of 7.4%. At constant exchange rates and scope of consolidation, net sales of fresh dairy products increased by 9.4% in 2002 compared to 6.8% in 2001. Net sales of yogurt and similar products recorded the highest growth with an increase of more than 10% of their revenues. All major geographic markets have contributed to this segment’s excellent results, with underlying sales growth of more than 6% in each geographic market.

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

Operating income improved 1.5% from € 790 million in 2001 to € 802 million in 2002 while operating margin increased from 11.4% in 2001 to 12.8% in 2002. This improvement was due to the positive impact of approximately 50 basis points related to the divestiture of Galbani. Excluding this divestiture, the improvement of operating margin was achieved by (i) the success of innovative products, such as the drinkable yogurt product line, (ii) the growth of products with strong margins such as Actimel or the success of the low-fat product line, (iii) the decrease in the price of milk in certain countries and (iv) an improvement in productivity. This business line has continued to benefit from its strong innovative potential and an organization that allows best practice exchanges among the Group’s subsidiaries.

Beverages.    Net sales of beverages decreased 2.8% from € 3,796 million in 2001 to € 3,691 million in 2002, with a 1.5% negative impact from changes in the scope of consolidation and a negative currency exchange rate effect of 5.6%. At constant exchange rates and scope of consolidation, net sales of beverages increased 4.3% in 2002 compared to 7.1% in 2001. Sales continued to grow in Europe, despite unfavorable climate conditions, and in Asia where sales increased by more than 10%. Innovation was a key element of this growth, in particular with the development of ready-to-drink tea product lines and juices in Asia, the flavored water segment in Europe and the introduction in numerous European countries of new 2-to-5 liter formats. In North America, however, HOD sales have slightly increased while sales of bottled water have decreased significantly.

Operating income for beverages increased 7.4% from € 432 million in 2001 to € 464 million in 2002 and operating margin increased from 11.4% in 2001 to 12.6% in 2002. The increase in operating margin resulted from higher sale volumes, the success of value-added products and committed efforts for continued productivity, notably by optimizing logistics or reducing bottle weight. The divestiture of 51% of the domestic bottled water activities in the United States in the second half of 2002 also contributed to this improved operating margin.

Biscuits and Cereal Products.    Net sales of biscuits and cereal products decreased 4.1% from € 3,371 million in 2001 to € 3,231 million in 2002, with a negative impact from changes in the scope of consolidation of 0.5% and a 6% negative exchange rate effect. At constant exchange rates and scope of consolidation, net sales of biscuits and cereal products increased 2.4% in 2002, compared to 0.4% in 2001. This increase resulted from offsetting trends: continued increased sales in Asia, economic difficulties in Eastern Europe, significant decrease in sales volumes in Latin America due to a difficult economic environment, and increased sales in Western Europe notably due to the sale of innovative products, in particular with the success of the breakfast biscuits product line.

Operating income for biscuits and cereal products increased from € 316 million in 2001 to € 317 million in 2002. Operating margin increased from 9.4% in 2001 to 9.8% in 2002. This increase reflected the constant efforts to improve global productivity.

Increased selling prices have offset the unfavorable trend of certain prices of raw materials, in particular cocoa and vegetable oils.

Other Food Businesses.    Net sales of other food businesses decreased by 5.1% from € 375 million in 2001 to € 356 million in 2002, with a 3.7% negative exchange rate effect. At constant exchange rates and scope of consolidation, net sales of other food businesses decreased 1.4%.

Operating income for the other food business segment increased slightly from € 60 million in 2001 to € 61 million in 2002.

Operating margin increased to 17.1% in 2002 from 16.0% in 2001, reflecting the rationalization of the product lines offered.

Liquidity and Capital Resources

Consolidated Cash Flows

At December 31, 2003, Danone had available cash, cash equivalents and marketable securities totaling € 2,214 million, compared to € 3,369 million at December 31, 2002. In 2002, the significant increase in cash and cash equivalents was mainly due to the proceeds received from the divestitures that occurred in 2002.

Danone has historically generated, and management believes that it will continue to generate in the future, sufficient amounts of cash from its operations to finance its operating expenses, capital investment needs, debt service and dividend payments. The table below presents information related to the consolidated cash flows for the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Cash flows provided by operating activities	2,240	1,641	1,653
Capital expenditures	(737)	(603)	(543)
Free cash flow(1)	1,503	1,038	1,110
Net divestitures (acquisitions)	(853)	2,915	(872)
Net increase in long-term loans and other assets	108	(232)	(27)
Dividends paid	(393)	(404)	(432)
Share repurchases	(921)	(786)	(368)
Increase in capital and additional paid-in capital	46	47	32

Net financing surplus (requirements)	(510)	2,578	(557)

(1)	Free cash flow equals cash flows from operating activities minus capital expenditures. The securitization program, introduced in 2001, had a negative impact of € 39 million on free cash flow in 2003, compared to a positive impact of € 21 million in 2002 and € 685 million in 2001. Danone management uses free cash flow as an internal liquidity indicator. Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies. Free cash flow does not represent the residual cash flow available for discretionary expenditures, as other commitments have not been deducted.

Cash Flows Provided by Operating Activities

Cash flows provided by operating activities reflects cash generated from operations and net changes in current working capital.

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

Cash flows provided by operations decreased 7.5% from € 1,578 million in 2002 to € 1,460 million in 2003 primarily due to the divestitures that took place in 2002. Net changes in working capital, which increased from € 63 million in 2002 to € 193 million in 2003, had a positive impact on the Group’s indebtedness. The securitization program implemented in 2001 had a negative impact of € 39 million in 2003. The improvement in working capital reflects the emphasis placed by the Group on improving the delays in the collection of receivables, improving the payment terms of trade payables and improving inventory turnover.

Capital Expenditures.    Capital expenditures amounted to € 543 million in 2003 compared to € 603 million in 2002, representing 4.1% and 4.5% of net sales, respectively. See “—Overview—Acquisitions and Investments”. It is expected that in 2004, capital expenditures will amount to approximately 4.5% of net sales.

Financial Investments.    Acquisitions and financial investments in other companies totaled € 1,088 million in 2003 compared to € 495 million in 2002. In 2002 and 2003, the Group followed its strategy of internationalization and of strengthening its existing positions. For additional information on the Group’s acquisitions and divestitures, see above “—Overview—Acquisitions and Investments” and “—Recent Events”.

Share Buyback.    In 2003, the Company repurchased 3,161,575 of its own shares, for a total amount of € 368 million, compared to 6,049,058 shares, for a total amount of € 786 million in 2002.

Pursuant to a resolution to be submitted for approval by the Company’s shareholders at the general meeting of shareholders on April 15, 2004, a new authorization will be sought for the repurchase of the Company’s shares for a period of 18 months. This authorization will void and replace the one which was granted by the general shareholders’ meeting on April 11, 2003, which authorized the Company to purchase up to 9,000,000 of its shares at a maximum purchase price of € 200 per share and a minimum sale price of € 120 per share. This share repurchase program was described in the share repurchase program prospectus (note d’information) which received approval visa no. 04-137 of the AMF on March 9, 2004. See “Item 10. Additional Information—Trading in the Company’s Own Shares”. To finance repurchases under this program, the Company may use available cash and/or resort to short- or medium-term debt financing for any additional cash needs.

Other Financing

Equity-linked Notes

In May 2003, the Company issued equity-linked OTC notes with a nominal value of € 60 million, in two tranches of € 30 million each. These notes will mature in November 2004 and November 2005, respectively.

During 2002, the Company also issued three equity-linked OTC notes with a nominal value of € 200 million for the first offering and € 37.5 million for the second and third offerings. These notes have maturity dates of between 18 and 30 months from issuance. In November 2003, one of the two equity-linked notes with a nominal value of € 37.5 million became redeemable and was redeemed at par value. Moreover, the equity-linked OTC note with a nominal value of € 200 million issued in 2002 was renegotiated in 2003 and was divided into four separate tranches with a nominal value of € 50 million each, which will mature between September 2004 and June 2005. In addition, another equity-linked note issued in 2001 and amounting to € 200 million became redeemable on January 31, 2003 and was redeemed at par value.

At maturity, if the reference share price is between an agreed floor and an agreed cap share price, the notes will be redeemed at par value. If the reference share price is outside this range, the redemption price of the notes will be increased by 80% to 115% of the difference between the share reference price and floor or cap price, whichever is applicable. At the Company’s initiative, if the reference share price is outside the range fixed by the contract at the redemption date, the Company may redeem the notes at par value and buy shares of the Company at the floor price if the reference price is below the floor price or sell shares of the Company at the cap price if the reference price is above the cap price. At December 31, 2003, the Company held 2,345,114 treasury shares for hedging these equity-linked notes.

Interest expense related to the equity-linked OTC notes according to French GAAP is charged to the income statement on the basis of the face rate of the notes and is included in the line item “interest expense, net”. Under French GAAP, an additional accrual of interest expense is made to provide for the risk of the notes not being redeemed at par value in the event that the Company’s share price is outside the contractual range fixed at the redemption date.

For the purpose of reconciling to U.S. GAAP in Note 2 of the Consolidated Financial Statements, the Company has applied the guidance included in FAS 133, paragraph 61(h), EITF Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and EITF Issue 90-19, “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion”.

Accordingly,

–	the embedded feature in the equity-linked OTC notes would be required to be bifurcated and accounted for separately through earnings as a derivative if issued after January 24, 2002. All of the Group’s equity-linked notes outstanding as of December 31, 2003 were issued after January 24, 2002.

–	the change in fair value of the embedded derivatives for the notes issued after January 24, 2002, during the period covered by the financial statements, must be accounted for in the respective income statement.

The adjustment entry to reconcile to U.S. GAAP has been recorded in the line item “Interest expense, net”.

Convertible Bonds

In June 2001, the Company issued bonds amounting to € 1,000 million and bearing interest at an annual rate of 1.2%. Those 5,076,142 bonds have a nominal value of € 197 and may be converted and/or exchanged into new or existing shares of the Company at the rate of one ordinary share per bond.

The bonds mature on January 1, 2007; however, in the event of a default, the bonds become immediately due and payable. Moreover, at the option of the bondholders, the bonds may be redeemable at par plus the interest that has accrued since the interest payment date before the early redemption date until the effective redemption date, on June 19, 2003, June 19, 2004 and June 19, 2005. On June 19, 2003, the Company redeemed, at the option of the bondholders, 1,906,311 bonds with a nominal value of approximately € 376 million. Following this redemption, the nominal value of the bonds outstanding amounts to approximately € 624 million, consisting of 3,169,831 bonds.

At the option of the Company, the bonds become redeemable at par plus the accrued interest from the interest payment date preceding the early redemption date until the effective redemption date with effect from January 1, 2005 until December 31, 2006, if the Company’s share price exceeds 30% of the early redemption price of each bond (for information purposes only, the share price permitting an early redemption ranges between € 256.10 and € 259.17).

Other

A table setting forth long-term debt by maturity and currency is presented in Note 17 to the Consolidated Financial Statements.

At December 31, 2003, the Group’s non-consolidated investments included investments in listed companies with a book value of € 676 million and a market value estimated at € 745 million. These shares consist of strategic investments (for example, Yakult) and the shares of Scottish & Newcastle plc acquired in 2000 in the initial stages of the divestiture of the European brewing activities.

Marketable securities include mainly negotiable debt instruments and money market funds with major financial institutions, with respect to which the Group’s exposure is limited. In addition, other financial assets include marketable securities held as security for the Group’s reinsurance risks.

The market value of the Group’s non-consolidated investments, marketable securities and other financial assets is presented in Note 26 to the Consolidated Financial Statements.

The Group’s pension fund had a market value of € 356 million at December 31, 2003, of which approximately 50% was invested in equity securities, pursuant to the policy adopted by the trustees who manage these funds. See Note 18 to the Consolidated Financial Statements.

At December 31, 2003, long-term loans included € 395 million in loans granted to companies held by leveraged buy out (“LBO”) funds as part of the divestiture of the Group’s glass container activities in 1999 and the cheese and cured meats activities of Galbani in 2002. The reimbursement of these loans depends on the future value of the assets acquired by the LBO funds, and the Company believes that these loans will be fully reimbursed.

Financial Condition

Danone’s consolidated net debt (defined as short-term debt and overdrafts, long-term debt and convertible bonds less cash, cash equivalents, marketable securities and, in 2003, items amounting to € 130 million reflected in other long-term assets and short-term loans) increased from € 2,269 million at December 31, 2002 to € 2,692 million at December 31, 2003, corresponding to ratios of net debt to total equity of 49% in 2003 (61% excluding the effect of the securitization program) and 39% in 2002 (51% excluding the effect of the securitization program). A reconciliation of net debt to total debt and total equity to shareholders’ equity is provided below:

	At December 31,
	2001	2002	2003
	(€ in millions)
Convertible bonds	1,000	1,000	624
Long-term debt	4,425	3,092	3,547
Short-term debt and bank overdrafts	511	1,546	865

Total debt	5,936	5,638	5,036
Marketable securities	396	2,801	1,763
Cash and cash equivalents	713	568	451
Other items included in “Other long-term assets” and in “Short-term loans”	—	—	130

Total cash and related assets	1,109	3,369	2,344
Net debt	4,827	2,269	2,692

Stockholders’ equity	5,947	5,087	4,824
Minority interests	780	729	704

Total equity	6,727	5,816	5,528

Danone’s consolidated total debt (defined as short-term debt and overdrafts, long-term debt and convertible bonds) amounted to € 5,036 million at December 31, 2003 compared to € 5,638 million at December 31, 2002, corresponding to ratios of total debt to shareholders’ equity of 104% in 2003 as compared to 111% in 2002. Danone’s management uses net debt and total equity as an internal liquidity indicator. Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies.

The Company’s long-term debt is rated A+, and its commercial paper A1, by Standard & Poor’s. The Group’s financial objective includes the use of debt financing to lower the average cost of capital, while maintaining reasonable levels of indebtedness to protect its financial flexibility.

Danone maintains (at the parent company level and at the level of a consolidated financial subsidiary) credit lines with banks and other financial institutions to ensure the availability of funding on an as-needed basis of medium-term credit lines. At December 31, 2003, Danone had credit lines totaling € 3,050 million of which it had utilized € 915 million at December 31, 2003 (€ 2,900 million and € 880 million, respectively, at December 31, 2002). Operating subsidiaries had credit lines of € 131 million at December 31, 2003. Moreover, at December 31, 2003, the Group had cash and cash equivalents and marketable securities of € 2,214 million (compared to € 3,369 million at December 31, 2002) to meet working capital needs and to take advantage of expansion opportunities.

Based on the above, Danone’s management believes that working capital is sufficient to meet the Company’s current requirements.

The April 11, 2003 annual general meeting of shareholders renewed the authorization granted to the Company’s board of directors to issue ordinary bonds or subordinated securities with or without maturity dates up to a maximum nominal amount of € 2 billion or the equivalent in any other currency. This authorization was granted for five years starting from April 11, 2003. The Company has in the past and may in the future, depending on market conditions, issue securities pursuant to these authorizations.

Total Assets.    Total assets decreased € 970 million primarily as a result of the depreciation against the euro of most foreign currencies in which the Group operates, in particular the U.S. dollar.

The table below presents information related to the Group’s consolidated assets for the years ended December 31, 2001, 2002 and 2003.

	At December 31,
	2001	2002	2003
	(€ in millions)
Property, plant and equipment, net	4,074	2,992	2,734
Intangible assets, net	6,337	4,227	3,666
Investments accounted for under the equity method	1,024	1,066	2,073
Other non-current assets	1,538	1,306	1,509
Non-current assets	12,973	9,591	9,982
Current assets (excluding cash and cash equivalents and marketable securities)	2,818	2,315	2,109
Cash and cash equivalents and marketable securities	1,109	3,369	2,214

Total assets	16,900	15,275	14,305

The significant decrease in non-current assets between 2001 and 2002 resulted primarily from the divestitures which took place in 2002, the exceptional impairment losses recorded in 2002 (see Note 3 to the Consolidated Financial Statements) as well as the negative impact of translation adjustments.

Non-current assets increased marginally between 2002 and 2003. The change in the composition of non-current assets primarily resulted from the formation of the Danone Springs of Eden BV and DS Waters LP, which resulted in a substantial increase in the line item “Investments accounted for under the equity method” and, as a consequence of the formation of DS Waters LP, a reduction in goodwill included in intangible assets. The value of the investments accounted for under the equity method includes, with respect to these two entities, intangible assets and goodwill resulting from the consolidation of their own activities. At December 31, 2003, their fair value was assessed on the basis of the valuations and assumptions used in the transactions concluded with the Suntory Limited group and Eden Springs Ltd.

The Group conducts at least once a year an impairment test on the value of the other components of long-lived assets. As explained in more detail in Notes 1.D, 1.E and 1.F to the Consolidated Financial Statements, this test involves comparing the estimated fair value of the asset to the carrying amount of the asset, where fair value corresponds to the higher of market value and value in use.

Value in use, with respect to tangible and intangible assets and investments accounted for under the equity method, is usually determined using comparative market multiples of results or discounted future cash flows. Cash flows are based on the most recent business plan approved by senior management and in general cover a period of five years. Beyond such period they are extrapolated using a perpetual growth rate. The resulting cash flows are then discounted using the weighted average cost of capital in each country.

Stockholders’ Equity.    Stockholders’ equity decreased € 263 million as dividends, share buybacks and translation adjustments were higher than net income.

Off-balance Sheet Arrangements and Aggregate Contractual Obligations

Aggregate Contractual Obligations

The following table sets forth the contractual obligations of the Group at December 31, 2003:

	Payment due by period
	Total	2004	2005	2006	2007	2008 and after
	(€ in millions)
Financial debt(1)(2)(3)	5,135	855	759	666	1,023	1,832
Capital lease obligations(2)	110	40	46	24	—	—
Operating lease obligations	180	49	37	30	19	45
Obligations to purchase goods, services and investments	260	209	30	12	8	1

(1)	Excluding debt linked to capital leases.
(2)	Including financial interest and short-term portion.
(3)	The convertible bonds are included in the column for 2007. However, in certain circumstances, they may be subject to early redemption. See Note 16 to the Consolidated Financial Statements.

Off-balance Sheet Arrangements

	Amount of obligation by date of expiration
	Total	2004	2005	2006	2007	2008 and after
	(€ in millions)
Lines of credit	3,181	403	282	257	657	1,582
Call/put options(1)	3,020	—	—	460	70	2,490

(1)	These options to purchase relate to certain companies in which the Group holds less than 100% of the equity. The Group has signed certain agreements with the other shareholders in these companies pursuant to which it has undertaken to acquire their interests (see below).

Obligations Related to the Group’s Financial Investments

The Danone Springs of Eden BV.    As part of the creation of the company the Danone Springs of Eden BV, the Group has granted a put option and has been granted a call option on the 33.1% interest in the company it does not already own, directly or indirectly. These options can be unconditionally exercised in 2008 and, when certain conditions are met, before 2008. The exercise price of these options is based on a valuation of the company that takes into account its economic performance and results.

As of December 31, 2003, the Group’s commitment relating to these options amounted to € 245 million.

DS Waters LP.    As part of the creation of the joint venture DS Waters LP, Suntory has been granted a put option on its shareholding in the joint venture. This option can be exercised in two stages, in November 2006 and November 2008. The exercise price of the option is based on the market value of the joint venture less 15%, with a floor (€ 246 million) and a cap (€ 555 million). As of December 31, 2003, the Group’s commitments with regards to this put option were valued at € 675 million. This value takes into account the net indebtedness of the joint venture (€ 318 million as of December 31, 2003).

Other.    The Group is committed to acquiring the minority shareholdings owned by third parties in some of the less than 100% owned subsidiaries, should these third parties wish to exercise their put options. The exercise prices of these put options are usually based on the profitability and the financial position of the subsidiary as of the exercise date. As of December 31, 2003, the Group’s commitments with regards to these options was estimated at approximately € 2.1 billion. The Group does not anticipate any significant investment associated with these puts in the near future.

Guarantees and Pledges

The Group has granted warranties to Scottish & Newcastle as part of the disposal of its European beer activities. Following the European Commission’s investigation of alleged anti-competitive practices in the beer market of several European countries, the Company and Brasseries Kronenbourg (a company sold to Scottish & Newcastle) received a statement of objections (“communication de griefs”) in February 2004. This statement addresses an isolated infringement that had no impact on the market. Consequently, the Company believes that such statement of objections should not have any material impact on its financial condition or results of operations.

In addition, the Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of the divestitures completed between 1997 and 2002. In some cases, damages are sought and liabilities are accrued for when a loss is probable and can be reasonably estimated. In addition, tax liabilities are usually accrued for when notifications are received by the Group.

The Group has not granted any other guarantees, nor pledged any of its assets.

Adoption of IFRS

In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies to apply International Financial Reporting Standards (“IFRS”) (previously known as International Accounting Standards or “IAS”) in preparing their financial statements beginning in 2005. In order to meet this requirement, the Group has defined a conversion process, which is currently being implemented. This process involves (i) establishment of a transition calendar, (ii) identification and quantification of the main differences between French GAAP and IFRS, (iii) identification of the impacts on reporting systems, and (iv) preparation of training programs for the Group’s employees that will be impacted by this change. As of the date of this annual report, the Group has identified a certain number of differences between French GAAP as applied by the Group and IFRS that will take effect in 2005. These differences relate to the presentation of trade support actions paid by the Group to its distributors, the valuation and presentation of financial instruments, the accounting for options to subscribe for or purchase shares granted by the Group to its employees, the accounting for goodwill, the accounting for securitization programs, the definition of operating income as well as the accounting for deferred income taxes, in particular with respect to brands. Given that the actual international standards that will be effective beginning in 2005 are not known as of the date of this document, this list of differences identified by the Group should not be viewed as exhaustive or definitive.

In accordance with the recommendations of stock market regulators, the Group intends to present a quantified analysis of the differences resulting from the initial adoption of IFRS at the time it publishes its accounts for the year ended December 31, 2004.

Impact of Changes in Exchange Rates

The Group publishes its consolidated financial statements in euro. In 2003, approximately 55% of the Group’s net sales and 64% of its operating income were realized in euro-zone currencies. However, a substantial portion of the Group’s assets, liabilities, sales and earnings are denominated in currencies other than the euro or euro-zone currencies, particularly in U.S. dollar and U.S. dollar-influenced currencies, the British pound, the Chinese yuan or the Polish zloty. As a result, the Group is exposed to fluctuations in the values of such currencies against the euro with respect to the translation into euro of amounts to be reflected in its consolidated financial statements. In particular, the appreciation of the euro in relation to other currencies decreases the euro value of the contribution to the Group’s consolidated results and financial condition of subsidiaries which maintain their financial accounts in such other currencies.

Both the sales and expenses of the Group’s subsidiaries are denominated principally in the currencies of their home countries, except for imports, exports and financial transactions, which are hedged. As a result, the Group believes that its exposure to currency fluctuations has been, and will continue to be, limited locally. As a result of the Group’s strategy of international expansion, however, the proportion of the Group’s consolidated net sales, operating income and net income represented by international operations is expected to continue to increase. Changes in exchange rates can also lower the cost basis of certain of the Group’s competitors.

For the purpose of preparing its consolidated financial statements, the Group uses the exchange rate applicable at the end of the year for the conversion of balance sheets (except if high local inflation rates call for a different method) and the average exchange rate for the year (calculated by averaging the applicable rate at the end of each month during the year) for conversion of income statements and cash flow changes.

In accordance with the Group’s accounting policies, differences resulting from translation into euro of the financial statements of foreign subsidiaries are accounted for under stockholders’ equity until such time as the foreign investments to which such differences relate are sold or liquidated. At December 31, 2003, the negative exchange difference relating to translation of euro zone currencies amounted to € 221 million compared to € 235 million at December 31, 2002. In addition, the negative exchange difference relating to the devaluation of Latin American currencies was € 1,217 million at December 31, 2003 (€ 1,191 million at December 31, 2002), due largely to the devaluation of the Argentinean peso in 2002. See “Item 3: Key Information—Risk Factors—The Group’s results of operations and financial condition could be harmed by changes in exchange rates”.

Approximately 45% of the Group’s net sales (46% in 2002) and 34% of the Group’s operating income (36% in 2002) were outside the euro zone and therefore subject to exchange rate risk.

	2002		2003
	In millions of euro	As a % of Group figures	In millions of euro	As a % of Group figures
Net sales:
of subsidiaries located in euro zone	7,320	54%	7,222	55%
of subsidiaries located outside euro zone	6,235	46%	5,909	45%

Group total net sales	13,555	100%	13,131	100%

Operating income:
of subsidiaries located in euro zone	1,018	64%	1,059	66%
of subsidiaries located outside euro zone	572	36%	546	34%

Group total operating income	1,590	100%	1,605	100%

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

Under French company law, the board of directors may elect one person to assume the position of Chairman and Chief Executive Officer or split these functions between two different persons (either the Chairman of the Board or another natural person bearing the title of Chief Executive Officer or Directeur Général). The Company’s bylaws were modified at the extraordinary shareholders’ meeting of April 25, 2002 to provide for such a choice. According to the Company’s bylaws, the choice is made by the board of directors deciding with a majority of all members. The board of directors has decided not to split these two functions, which are currently performed by the same person.

French law and the Company’s bylaws permit the board of directors to delegate general or specific powers to up to five people (Directeurs Généraux Délégués or Assistant Managing Directors). The Chief Executive Officer proposes the appointment of the Directeurs Généraux Délégués or Assistant Managing Directors, and the board of directors determines their specific management powers and responsibilities. Under French law, an Assistant Managing Director, like the Chief Executive Officer, has broad powers to represent and bind the company in dealings with third parties. The Assistant Managing Director may be removed by the board of directors at any time upon proposal of the Chief Executive Officer. The Assistant Managing Director may be held individually responsible for his/her actions if they are deemed contrary to the company’s interests.

Pursuant to the Company’s bylaws, in addition to the appointment of Directeurs Généraux Délégués, the board of directors can appoint one or more Vice-Chairmen. The Vice-Chairman’s seat comprises no particular powers other than chairing board meetings and general meetings if either the Chairman or the director temporarily acting for the latter, in compliance with law, is absent.

In consideration for their services on the board, directors are entitled to receive jetons de présence (“directors’ fees”). The total annual amount of jetons de présence is fixed by the shareholders’ meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. Subject to one exception below, a director may not vote for his or her own remuneration. If he or she does vote, the decision is void. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest. The Chairman of the Board, Chief Executive Officer and Assistant Managing Directors are entitled to receive remuneration or other additional amounts in addition to jetons de présence under certain circumstances. Any additional remuneration is determined by the board of directors and therefore, in this case only, the Chairman of the Board, Chief Executive Officer and Assistant Managing Directors may vote on a resolution concerning his or her remuneration.

Under French law, the board of directors prepares and presents yearly financial statements to the shareholders and calls the shareholders’ meeting. In addition, the board of directors reviews and monitors the economic, financial and technical strategies of the company.

Meetings of the board of directors, which are held as often as required by the corporate interest, are normally convened and presided over by the Chairman. According to French company law, if the board of directors has not met for over two months, at least one-third of the members of the board may request that the Chairman convene the board regarding matters listed in the agenda for the meeting. A quorum is at least one-half of the members of the board, and decisions are taken by a vote of the majority of the members present, deemed to be present, or represented by other members of the board of directors. The Company’s bylaws permit that certain decisions be taken by the board of directors by means of a conference call or video communication. A director may give a proxy to another director by any written or electronic means, but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. A director may not vote for an arrangement or contract in which he or she is materially interested. If he or she does vote, the decision will be void.

Under French law and the Company’s bylaws, the board of directors must give prior authorization for any security, pledge or guarantee by the Company. This authorization is generally granted for a period of one year. If the security, pledge or guarantee has not been previously authorized by the board of directors, it shall have no effect with regard to the Company.

Board of Directors

Pursuant to French law and the Company’s bylaws, the board of directors may consist of three to 18 directors. The Company’s bylaws provide that each director is elected by the shareholders at an ordinary general meeting of shareholders for a three-year term and is eligible for reelection upon expiration of such term. In 2003, directors were paid a total of approximately € 272,000 in directors’ fees for their attendance at board meetings. The shareholders’ meeting of April 11, 2003 passed a resolution increasing the aggregate amount of directors’ fees to € 500,000 for the 2003 fiscal year and the following fiscal year. A director who attended all meetings of the board of directors in 2003 received € 20,000 in director’s fees, with a fixed portion of € 10,000 and a variable portion of € 2,000 per meeting. In addition, the members of the Audit Committee, Compensation Committee and Nomination Committee received compensation, respectively, of € 4,000, € 2,000 and € 4,000 per meeting. The compensation of the chairmen of these committees is double these amounts. Each director must own at least 1,000 shares of the Company throughout his term of office. In 2003, the board of directors of the Company held five meetings and the attendance rate was approximately 85%.

The bylaws provide for the retirement age of the directors. Directors cannot be appointed if they are over 70 years old. The term of such director will automatically terminate at the end of the ordinary general meeting of shareholders held in the year during which the director has reached the age of 70. However, according to the Company’s bylaws, the general shareholders’ meeting may resolve that this age limit shall not apply to one or more directors who remain in office or may be re-appointed, provided the number of directors concerned by this provision does not exceed one-quarter of the directors in office.

In addition, according to the Company’s bylaws, the Chairman of the Board, the Chief Executive Officer and Managing Directors may not be more than 65 years old.

The French Commercial Code (Code de Commerce) strictly forbids loans by the Company to a director. In addition, no company may provide overdrafts for directors or guarantee any director’s obligations. This prohibition also applies to specified executive officers, Assistant Managing Directors, permanent representatives of companies on the board of directors, spouses or heirs of such persons, and other intermediaries.

The French Commercial Code and the Company’s bylaws require any director, the Chief Executive Officer, any Assistant Managing Director and any of the Company’s shareholders having a fraction of the voting rights greater than 10%, or if a shareholder company, the company controlling it, that are considering, either directly or indirectly, personally or through an intermediary, entering into an agreement with the Company, to inform the Company’s board of directors as well as its auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the board of directors, and the director in question or person concerned may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general meeting of shareholders for approval once entered into, upon presentation of a special report from the Company’s auditors. Any agreement entered into in violation of these requirements may be declared void by the Commercial Court at the request of the Company or of any shareholder, if such agreement is contrary to the interests of the Company. Moreover, French law also states that agreements which are entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary are not subject to the prior authorization of the board of directors. Nevertheless, as long as they are material to the Company and the parties, such agreements must be disclosed by the interested party to the Chairman of the board of directors. The list and purpose of such agreements must be communicated by the Chairman of the board to the board of directors and to the statutory auditors.

Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of the bylaws or mismanagement. A director may be held liable for such actions both individually and jointly with the other directors.

The following table sets forth the names and ages of the directors of the Company, their principal occupation or employment, the dates of their initial election as directors and the years of expiration of their terms:

Name	Age	Principal Occupation or Employment	Director Since	Term Expires
Franck Riboud	48	Chairman and Chief Executive Officer (“Président Directeur Général”). Director: L’Oreal SA, Renault, Sofina, ONA, Quicksilver; Member of Supervisory Board: Accor, Eurazeo	1992	2007	(2)
Michel David-Weill	71	Vice-Chairman. Chairman and Chief Executive Officer (“Président Directeur Général”): Lazard Frères Banque; Chairman: Lazard LLC; Managing Director: Lazard Freres & Co, LLC; President of Supervisory Board: Eurazeo, Publicis Groupe	1970	2005
Jacques Vincent	58	Vice-Chaiman, Directeur Général Délégué. Chairman of the Board of Directors: Ecole Normale Supérieure de Lyon; Director: CPGmarket.com, Mahou	1997	2005
Umberto Agnelli(1)	69	Chairman: Eurofind, Fiat S.p.A., Giovanni Agnelli e C. Sapaz, IFI S.p.A., Fondazione Agnelli; Co-Chairman: Business Group Italia—Giappone; Director: Université Luiss Guido Carli; Member of Supervisory Board: Worms & Cie	1987	2005
Bruno Bonnell(1)	45	Chairman of the Board of Directors: Infogrames Entertainment; Director: Olympique Lyonnais; Member of the Supervisory Board: Pathe, Eurazeo	2002	2005
Emmanuel Faber	40	Senior Vice-President—Finance, Strategy and Information Systems. Director: Ryanair Holdings Plc; Member of the Supervisory Board: Legris Industries	2002	2007	(2)
Jean Gandois(1)	73	Vice-Chairman: Suez; Director: Air Liquide Italia, Suez Tractebel, Vigeo S.A.S., Institut Curie; Member of the Supervisory Board: Eurazeo	1981	2005
Richard Goblet d’Alviella(1)	55	Chief Executive Officer (“Administrateur Délégué”): Sofina S.A.; Director: Delhaize Groupe, ADSB Telecommunications—Belgacom, Danone Asia Pte Ltd, Finasucre SA, Glaces de Moustier sur Sambre, Henex S.A., Société de Participations Industrielles SA; Member of the Supervisory Board: Eurazeo	2003	2006
Christian Laubie	65	Chairman of the Board of Directors: Alfabanque	1985	2006

Name	Age	Principal Occupation or Employment	Director Since	Term Expires
Hakan Mogren(1)	59	Chairman: Affibody AB, Sweden America Foundation; Director: Norsk Hydro ASA, Marianne and Marcus Wallenberg Foundation; Deputy Chairman: AstraZeneca Plc; Vice-Chairman: Gambro AB; Board Member: Investor AB	2003	2006
Jacques-Alexandre Nahmias(1)	56	Chairman: Casas Altas S.A., Pétrofrance Chimie SA, Terminales Portuarias S. L., Vice-Chairman: Mercury Oil & Shipping Corporation, Petrofrance Inc.	1981	2005
Benoît Potier(1)	46	Chairman of the Management Board: Air Liquide SA; Chairman and Chief Executive Officer: Air Liquide International	2003	2006
Jérôme Seydoux(1)	69	Chairman of the Board of Directors: Pathé SAS; Vice-Chairman, Director and Chief Executive Officer (“Directeur Général Délégué”): Chargeurs SA; Vice-Chairman and Member of Supervisory Board: Mont-Blanc & Compagnie SA, Compagnie du Mont-Blanc SA; Member of Supervisory Board: Accor	1970	2006

(1)	Independent director as determined by the board of directors.
(2)	Following a renewal to be proposed at the shareholders’ meeting of April 15, 2004.

The Company’s board also includes three honorary directors who serve in an advisory role: Daniel Carasso (Honorary Chairman), Yves Boël and Jean-Claude Haas.

At its meeting of February 10, 2004, the board of directors decided to submit to the shareholders’ meeting for approval the extension of the term of office of Mr. Jérôme Seydoux as a member of the board of directors until the end of the ordinary general meeting called to examine the financial statements for 2005.

The Nomination Committee examined the candidacy of a representative of Yakult Honsha who may be appointed by the board to replace Mr. Agnelli, who has given notice of resignation.

The Company has developed a charter, which outlines the rights and responsibilities of directors and the principles governing the conduct of its executive officers. These guidelines were adopted at the directors’ meeting held on April 25, 2002. On February 13, 2003, further to the recommendations of the Nomination Committee and following the Bouton Report, a report issued in France to promote better corporate governance practices for listed companies, the board of directors evaluated its operating practices and decided to modify the charter relating to directors of the Company to link the payment of a part of the directors’ fees to participation in meetings of the board and its committees, and also to define the operations of the Group that are subject to prior approval of the board.

The board of directors applied the recommendations of the Bouton Report to evaluate the independence of the directors according to criteria that are different from those adopted by the New York Stock Exchange. However, the board of directors decided to progressively implement the recommendation of the Bouton Report relating to directors who have served as such for over 12 years and set itself an objective to implement this over a period of two years and provide for the development of the board accordingly. The board of directors also noted that the roles as directors that Mr. Bonnell and Mr. Goblet d’Alviella occupy in companies in which Mr. Franck Riboud was also a director did not affect their independence. As a result of these decisions, the board reviewed the position of each of its directors and qualified eight of the thirteen directors on the board of directors as independent as of December 31, 2003. The Company believes that under the independence criteria adopted by the New York Stock Exchange, at least a majority of its directors would be independent.

Executive Officers

Under the authority of Mr. Franck Riboud, the executive officers comprising the executive committee ensure the operational management of the Group. The executive officers implement the Group’s strategies as defined by the board of directors, approve the budgets and coordinate the planning and execution of the missions of each of the subsidiaries and business lines. The executive officers meet at least once a month.

The following table sets forth the names and ages of the executive officers of the Company and their current positions with the Company:

Name	Age	Position	Executive Officer Since
Franck Riboud	48	Chairman and Chief Executive Officer (Président Directeur Général)	1996
Jacques Vincent	58	Vice-Chairman and Directeur Général Délégué	1996
Jean-René Buisson	56	Senior Vice-President—General Secretary	1996
Georges Casala	62	Senior Vice-President—Biscuits and Cereal Products Worldwide	2000
Pierre Cohade	42	Executive Vice-President—Water Worldwide	2003
Emmanuel Faber	40	Senior Vice-President—Finance, Strategy and Information Systems	2000
Bernard Hours	47	Executive Vice-President—Fresh Dairy Products Worldwide	2001
Simon Israël	50	Senior Vice-President—Asia/Pacific	1997
Franck Mougin	45	Senior Vice-President—Human Resources	2002

Franck Riboud, 48, has been Chairman and Chief Executive Officer (Président Directeur Général) since 1996. Mr. Riboud joined the Group in 1981 and has held several positions, including General Manager of Evian in 1990 and General Manager of Corporate Business Development in 1994 when he was responsible particularly for the internationalization of the Group. Prior to being appointed to his current position, he was Vice-President and General Manager and Member of the board of directors from 1994. Mr. Riboud holds a degree in engineering from Ecole Polytechnique in Lausanne.

Jacques Vincent, 58, was appointed Vice-Chairman and Directeur Général Délégué in 1998. Prior to this, he was Vice-President—Fresh Dairy Products. Having spent most of his career with the Group, he occupied various positions as general manager of certain of its subsidiaries in France, Germany, Italy and the United States in the water and dairy businesses. Mr. Vincent holds a Master of Science degree from Stanford University, an engineering degree from the Ecole Centrale de Paris and a degree in economics.

Jean-René Buisson, 56, was appointed Senior Vice-President—General Secretary in October 2001. As such, he heads the Corporate Public Affairs and Quality and Food Safety departments. He joined the Group in 1979 and occupied various positions as human resources manager and general manager of certain subsidiaries in France and Italy. In 1996, he was appointed Senior Vice-President—Human Resources. Mr. Buisson holds degrees in private law and labor law.

Georges Casala, 62, is Senior Vice-President—Biscuits and Cereal Products Worldwide. He began his career in General Foods and joined Danone in 1973. Since then, he has held such positions as President and Chief Executive Office of the Dannon Company in the United States from 1982 to 1989, Vice-President of Danone France since 1989 and Senior Vice-President—Northern Europe since 1995. Mr. Casala is a graduate of the Ecole Supérieure de Commerce de Paris and holds a degree in economics.

Pierre Cohade, 42, is Executive Vice-President—Water Worldwide. He has held various positions with Eastman Kodak in Mexico, Brazil, Asia, Europe and the United States, starting with a financial position and ending as general manager for Europe, the Middle East, and Africa in the consumer imaging division. Mr. Cohade holds an M.B.A. degree from Pennsylvania State University.

Emmanuel Faber, 40, is Senior Vice-President—Finance, Strategy and Information Systems. He joined the Group in 1997 as Director of Development and Strategy and has held his current position since 2000. He began his career as a consultant with Bain & Co. then worked for Banque Baring Brothers in 1988. Subsequently, he became financial director and head of strategy of the Legris Industries Group in 1993 and later a member of the board of directors in 1994 and Managing Director of the Group in 1997. Mr. Faber is a graduate of the Ecole des Hautes Etudes Commerciales.

Bernard Hours, 47, is Executive Vice-President for Fresh Dairy Products Worldwide. He joined the Group in 1987 following a career at Unilever. Since then, he held various positions within the Group, including several marketing positions at Kronenbourg, Evian and Danone France. He was also Managing Director of Danone Hongrie, Danone Allemagne, LU and Heudebert France. Mr. Hours is a graduate of the Ecole des Hautes Etudes Commerciales.

Simon Israël, 50, a New Zealand national, has served as Senior Vice-President—Asia/Pacific since 1999. Prior to joining the Group, he was President Asia Pacific for Sara Lee and held several managing and executive positions with Sara Lee in Indonesia, the Philippines and Japan.

Franck Mougin, 45, is Senior Vice-President—Human Resources. He has spent his entire career working in human resources, for several industrial groups. Mr. Mougin began his career with CGEE-Alsthom in 1981, before joining the Luchaire group. In 1983, he joined Matra Electronique as Human Resources Manager. From 1989 to 1995, he held the position of Human Resources Manager with Fruehauf France, and then with the Fruehauf-Trailor Group. Since 1995, he held successive positions as Human Resources Manager for Placoplatre, and then for the British Plaster Board Group (BPB) in London. Mr. Mougin holds a Master’s degree in social law.

Directors’ and Executive Officers’ Compensation

In 2003, the aggregate amount of compensation paid by Danone to its executive officers and directors as a group (19 persons in all) for services in all capacities was € 9.6 million, including € 9.3 million to executive officers of which € 4.8 million was bonus compensation. The aggregate amount paid by Danone for pension, retirement or similar benefits for the same executive officers and directors as a group in respect of the 2003 fiscal year was € 0.6 million.

Executive officers’ compensation amounts include a fixed element and a variable element representing between 40% and 60% of total compensation. The variable element is based on economic and individual objectives. For executive officers who manage a business line, the variable element is based on objectives set in the budget in terms of net sales, operating income and free cash flow, to which is added a qualitative evaluation of the strategy developed over the course of the year. For the other executive officers, the variable element is calculated with reference to Group objectives, in terms of net-sales, operating margin, free cash flow and net earnings per share, communicated to the financial markets. The compensation amounts are determined by the board of directors on the basis of recommendations made by the Compensation Committee.

In 2002 and 2003, the aggregate amount of compensation for services awarded to the directors was:

	Compensation and Other Benefits (1)
Name	2002	2003
	(in euro)
Franck Riboud	2,400,000	2,493,960
Jacques Vincent	1,500,000	1,560,280
Umberto Agnelli	16,000	10,000
Bruno Bonnell	12,000	16,000
Michel David-Weill	28,000	28,000
Emmanuel Faber	715,750	752,800
Jean Gandois	24,000	54,000
Richard Goblet d’Alviella	—	19,000
Christian Laubie	31,250	36,000
Hakan Mogren	—	11,000
Jacques Nahmias	16,000	20,000
Benoît Potier	—	11,000
Jérôme Seydoux	21,000	24,000

(1)	Compensation includes gross salary, bonuses, indemnities and directors’ fees granted by the Company and its subsidiaries for the financial period. In 2003, the variable portion of compensation was € 1,503,040 for Franck Riboud, € 800,280 for Jacques Vincent and € 352,800 for Emmanuel Faber.

Employees at Groupe Danone benefit from the Groupe Danone standard employment contracts. However, while Franck Riboud and Jacques Vincent hold their positions as Président Directeur Général and Directeur Général Délégué, respectively, their service contracts with the Company are suspended. In the event that either of these two individuals no longer holds his position, his service contract with the Company will be reinstated. Emmanuel Faber continues to benefit from his service contract without interruption. These service contracts are the Groupe Danone standard employment contract, which provides that, if Groupe Danone terminates their employment or if they retire, Messrs. Riboud, Vincent and Faber will receive defined benefits according to their respective eligible period of service to the Company.

Committees of the Board of Directors

The board of directors has established three committees: the Audit Committee, the Compensation Committee and the Nomination Committee, as described below. The administrative organization of the committees differs from that required of U.S. companies listed on the New York Stock Exchange.

Audit Committee

The Audit Committee reviews and comments on the Company’s statutory and consolidated financial statements prior to their approval by the board of directors. In addition, the Audit Committee ensures that (i) management has maintained the reliability and integrity of the Company’s adopted accounting policies and (ii) management has established internal control procedures that are sufficient to assure quality and compliance with all applicable laws, regulations and corporate policies concerning financial accounting. The Committee also reviews internal and external audit activities and results, and performs specific assignments as requested by the board of directors.

The Audit Committee met four times in 2003. At three of those meetings, the independent accountants were present, who communicated to the Audit Committee the scope and results of their work. In addition, the interim and annual accounts were discussed with the Audit Committee, who made the necessary inquiries with the appropriate management and employees responsible for the preparation of the accounts regarding the application of critical accounting policies, especially those requiring the use of judgments and estimates, and regarding the disclosure of risks and financial commitments of the Group. The Audit Committee also examined the procedures put in place for the valuation of long-term assets, the new internal audit organization and approved the choice of the firm selected for outsourcing of internal audit functions. Finally, the Audit Committee conducted the process of tendering by firms for the position of the independent accountants for the Group, the prior auditors’ term of office having expired. The written minutes of the Audit Committee meetings were circulated to the directors and commented on during the meetings of the board of directors.

At December 31, 2003, the members of the Audit Committee were Jean Gandois (Chairman), Richard Goblet d’Alviella and Christian Laubie.

Mr. Christian Laubie is the “financial expert” of the Audit Committee, due to his knowledge of generally accepted accounting principles, procedures of internal control and the roles of the Audit Committee. Mr. Laubie was the Chief Financial Officer for Groupe Danone from 1980 to 2000, and he participates in organizations that regulate statutory audit professionals.

Compensation Committee

The Compensation Committee makes recommendations to the board of directors with respect to compensation paid and options granted to executive officers and held one meeting in 2003. At December 31, 2003, the members of the Compensation Committee were Mr. Michel David-Weill (Chairman), Mr. Jean Gandois and Mr. Jérôme Seydoux.

Nomination Committee

The Nomination Committee performs an advisory function for the board of directors. The Nomination Committee met one time in 2003. The Committee examined proposals to the board of directors concerning its function and the nomination of three new directors. At December 31, 2003, the members of the Nomination Committee were Mr. Michel David-Weill (Chairman), Mr. Benoît Potier and Mr. Jérôme Seydoux.

Share Ownership

As of December 31, 2003, the total number of shares owned by the Company’s directors and executive officers as a group (19 persons) was 170,524 or 0.1% of the outstanding shares, not including 5,446,347 shares held by Eurazeo, in which Mr. Michel David-Weill has direct and/or indirect interests. None of the Company’s directors or executive officers owns more than 1% of the Company’s outstanding shares.

Options

As of December 31, 2003, a total of 4,346,207 options to purchase existing shares were outstanding, of which 802,600 were held by the executive officers, and a total of 54,905 options to subscribe for newly issued shares were outstanding, of which 2,000 were held by the executive officers. During 2003, the grants and exercise of options by directors were as follows:

	Options Granted(1)			Options Exercised(2)
Board Directors	Number of Options	Expiration Date	Exercise Price	Number of Options	Exercise Price

Franck Riboud	50,000	04/11/2011	€118.15	20,000	€77.98
Jacques Vincent	30,000	04/11/2011	€118.15	30,000	€77.98
Emmanuel Faber	30,000	04/11/2011	€118.15	14,000	€88.50

(1)	Option Plan of May 29, 2001.
(2)	Option Plan of May 14, 1997.

These options were granted by the board of directors pursuant to employee stock option plans adopted at the general shareholders’ meetings in May 1995, May 1997, May 1999, May 2001 and April 2003. Pursuant to each option plan, the board was authorized to issue options exercisable in the aggregate for up to 1.0% of the Company’s outstanding share capital at the date of issuance (plans adopted in May 1995 and May 1997) or up to two million shares at the date of issuance (plans adopted in May 1999, May 2001 and April 2003), including all options already outstanding under the current and previous plans. Since March 1999, the exercise price for the options should be at least equal to the average price quoted for the shares on Euronext Paris during a period of 20 business days prior to the date of granting by the board. The options may only be exercised two years after their granting, unless an exception is available.

In 2003, a total of 153,750 options to purchase existing shares issued under the May 29, 2001 plan were granted at a weighted average exercise price of € 118.15 to the 10 employees of the Group, excluding directors (mandataires sociaux), who received the largest number of options, of which 120,000 were granted to six members of the Company’s executive committee.

During the same period, a total of 4,000 options giving a right to subscribe to shares and 28,040 options giving a right to purchase shares from the May 11, 1995 and May 14, 1997 plans were exercised at a weighted average exercise price of € 78.94 by the 10 employees of the Group (excluding mandataires sociaux), who subscribed or purchased the largest number of shares, of which none were exercised by an executive officer.

None of the Company’s directors or executive officers owns options that would, taking into account their current shareholding, entitle them to own more than 1% of the Company’s outstanding shares.

The following table sets out certain information relating to the various option plans as of December 31, 2003. Numbers prior to June 2000 were restated to give effect to the 2 for 1 stock split effected by the Company on June 5, 2000.

Option Plan	Options Issuable		Meetings of the Board of Directors and Grant dates(1)	Options Granted	Expiration Date	Exercise Price of Options per Ordinary Share	Number of Ordinary Shares subscribed or purchased by December 31, 2003	Balance of Ordinary Shares to be subscribed or purchased	Of which: Ordinary Shares Issuable to members of the Executive Committee	Of which: Number of Members of the Executive Committee who can exercise the Options
May 11, 1995	1,073,000	(2)		1,073,000			913,895	54,905	2,000	1
			09/05/1995	179,000	09/05/2001	€59.38	168,000	—	—
			01/31/1996	90,000	01/31/2002	€55.11	76,200	—	—
			03/19/1996	25,000	03/19/2002	€53.66	25,000	—	—
			05/02/1996	300,000	05/02/2002	€53.66	280,200	—	—
			09/04/1996	223,000	09/04/2002	€49.55	178,600	—	—
			12/11/1996	109,000	12/11/2002	€50.84	93,800	—	—
			03/17/1997	147,000	03/17/2005	€64.10	92,095	54,905	2,000
May 14, 1997	1,340,020	(3)(4)		1,340,020			504,953	835,067	49,000	4
			09/09/1997	320,000	09/09/2005	€66.77	190,340	129,600	—
			01/28/1998	80,000	01/28/2006	€77.98	50,000	30,000	20,000
			03/18/1998	389,000	03/18/2006	€88.50	174,000	215,000	25,000
			05/19/1998	5,000	05/19/2006	€102.14	2,000	3,000	—
			09/15/1998	137,000	09/15/2006	€116.17	36,413	100,587	2,000
			01/26/1999	139,000	01/26/2007	€111.51	21,200	118,400	—
			03/17/1999	80,400	03/17/2007	€113.51	13,200	67,200	—
			05/19/1999	189,020	05/19/2007	€123.97	17,800	171,220	2,000
May 19, 1999	1,693,790	(5)		1,693,790			64,825	1,628,965	374,600	7
			06/15/1999	207,000	061/5/2007	€128.38	12,540	194,460	—
			09/14/1999	19,700	09/14/2007	€120.31	2,000	17,700	—
			01/26/2000	333,340	01/26/2008	€116.18	5,000	328,340	183,600
			03/15/2000	224,800	03/15/2008	€103.06	45,285	179,515	11,000
			05/22/2000	41,600	05/22/2008	€127.01	—	41,600	—
			09/13/2000	120,700	09/13/2008	€155.82	—	120,700	—
			10/17/2000	2,400	10/17/2008	€153.80	—	2,400	—
			03/14/2001	744,250	03/14/2009	€147.14	—	744,250	180,000
May 29, 2001	2,000,000	(6)		1,851,575			—	1,851,575	379,000	9
			10/08/2001	155,600	10/08/2009	€141.63	—	155,650	—
			04/25/2002	656,800	04/25/2010	€138.81	—	656,800	140,000
			10/17/2002	117,300	10/17/2010	€121.52	—	117,300	9,000
			04/11/2003	921,825	04/11/2011	€118.15	—	921,825	230,000
April 11, 2003	2,000,000		10/15/2003	30,600	10/15/2011	€131.58	—	30,600	—
Total				5,988,985			1,483,673	4,401,112	804,600	9

(1)	The options can be exercised as soon as they are granted by annual tranches for the May 1995 Plan. Since the May 1997 Plan, options may not be exercised until the second anniversary of the grant date, subject to certain exceptions.
(2)	Of a total of 1,452,782 options issuable under the May 1995 Option Plan, 379,782 options were not granted and ceased to be issuable in May 1997. Of the 1,073,000 options granted, 913,895 have been exercised, 11,000 can no longer be exercised because they expired on September 5, 2001, 13,800 can no longer be exercised because they expired on January 31, 2002, 19,800 can no longer be exercised because they expired on May 2, 2002, 44,400 can no longer be exercised because they expired on September 4, 2002 and 15,200 can no longer be exercised because they expired on December 11, 2002.
(3)	Starting with the May 1997 Option Plan, the Company has granted options to purchase shares only.
(4)	Of a total of 1,549,170 options issuable under the May 1997 Option Plan, 209,150 options were not granted and ceased to be issuable on May 19, 1999.
(5)	Of a total of 2,000,000 options issuable under the May 1999 Option Plan, 306,210 options were not granted and ceased to be issuable on May 29, 2001.
(6)	Of a total of 2,000,000 options issuable under the May 2001 Option Plan, 148,425 options were not granted and ceased to be issuable on April 11, 2003.

Employees

At December 31, 2003, Danone had a total of 88,607 employees worldwide. The table below shows the total number of employees at year-end and the percentage of such employees by geographical region and business line from 2001 through 2003.

	2001	2002	2003
Total number of employees	100,560	92,209	88,607
By Geographical Area:
France	12.2%	13.3%	13.9%
Rest of Europe	25.8%	22.9%	23.1%
China	25.0%	24.1%	25.5%
Rest of Asia-Pacific	19.1%	21.4%	21.6%
North and South America	17.4%	17.8%	15.3%
Africa	0.5%	0.5%	0.6%

Total	100.0%	100.0%	100.0%

By Business Line:
Fresh dairy products	24.0%	21.8%	24.0%
Beverages	42.3%	43.5%	44.2%
Biscuits and cereal products	30.4%	29.7%	27.1%
Other food businesses	2.5%	3.6%	3.2%
Corporate functions	0.8%	1.4%	1.5%

Total	100.0%	100.0%	100.0%

Between 2001 and 2003, permanent employees (those with contracts for indeterminate duration (“contrats à durée indéterminée”) represented approximately 90% of the average workforce of the Group, the temporary employees representing 10%, equally distributed between part-time employees and those with fixed term contracts (“contrats à durée déterminée”).

General Policy

Danone’s corporate culture is based on two goals: economic and social. As a result, the Group’s human resources policy is founded on two principles: a full and complete involvement in operating decisions and the determination to meet demanding social commitments. In order to ensure the fulfillment of its policy, in 2002 the Group created the Direction du Développement Durable et de la Responsabilité Sociale (Management of Sustainable Development and Social Responsibility).

Human resources are organized by division and rely on group-wide structures in key areas such as compensation, organization and know-how, integration of acquisitions, recruitment and senior management. As a result, to attract talent from all over the world, the Group has developed an institutional communication campaign presented on the Internet by the website “danonepeople.com”. The development of human resources is ensured by training and quality management, for example, through tools such as “360°” personal assessments and coaching, which are currently offered to the Group’s executives and are being progressively extended to all managers. Furthermore, human resources promotes the Group’s international development through (i) a global recruitment policy, (ii) encouraging the movement of managers around the world through a dedicated team that manages the administrative, financial and personal aspects of transfers and rotations and (iii) the integration of newly acquired companies.

Social Policy

Group Danone’s Fundamental Principles.    The Group’s core principles are based on International Labor Organization conventions relating to the prohibition of child labor, forced labor, discriminatory practices, safety and working conditions, working hours, freedom of association and expression of employees and the right to collective bargaining. These principles are minimum requirements to be met by all Group companies, related companies, partners and suppliers. The implementation of a human resource and social policy is only valid insofar as the basic requirements are fulfilled by the employees of the Group and its partners. These requirements relate to safety and working conditions, welfare and wages.

Safety and Working Conditions.    Group policies regarding safety and working conditions apply to all employees, including temporary staff, interns and apprentices, who are all included in statistics, and to all Group companies, whether recently acquired or not.

Welfare.    The Group has developed a welfare policy in accordance with the economic situation of the environment in which the subsidiaries operate. Welfare takes into account the fundamental needs for social protection of employees and their families. It covers areas as diverse as death benefits insurance, pensions, workplace accidents, access to medical care and insurance for business travel.

Wages.    The Group’s objective is to be attractive in the countries in which it is present. Wages are a key factor in the Group’s human resource policies which offer the continued acquisition of skills and career possibilities. The Group’s objective is to better attract and motivate employees and the Group seeks to be competitive with leading international companies in each country where it operates.

In 2001, the Group introduced a worldwide classification system for all managers, enabling them to identify their precise ranking and related responsibilities.

In 2003, the Group’s personnel expenses, including social expenses, amounted to € 1,853 million compared with € 1,930 million in 2002 and € 2,066 million in 2001. In addition, € 118 million was paid to the employees of the Group in 2003 as part of the incentive and profit sharing schemes, compared with € 117 million in 2002 and € 108 million in 2001.

Working Hours.    Agreements for the reduction of the number of working hours were entered into during or prior to 1999 in the French subsidiaries of the Group where, for the workers or employees, the weekly number of working hours was between 32.5 and 35 hours. The number of hours is calculated on a yearly basis of less than 1,600 hours and the working hours are adjusted according to the needs of the business. For managerial staff, the reduction implemented by the granting of additional rest days resulted in a number of work days per year of approximately 209 to 212. The counter side to the negotiations of these agreements was the freezing of wages, and limited increases for two years, an improvement resulting in greater productivity and reactivity.

Dialogue with Unions.    Most of the non-managerial staff of the Group in Western Europe are represented by the principal national workers’ unions. In general, each subsidiary negotiates and establishes yearly company agreements with the relevant unions. In 1996, the Group created its Information and Consultation Committee, which meets once a year and is composed of Group union members and permanent national unions on the one hand and Danone human resources and operational managers on the other. It also has four observer members from the International Union of Food Workers (IUF). Regular dialogue has existed since 1985 with the IUF, which has led to the implementation of six common programs since 1988 relating to equal opportunities in the workplace, the availability of economic and social information, the recognition of union rights and informing representatives of the personnel in the event of a modification of the business which may affect jobs and working conditions and the restructuring of the biscuits segment.

Training.    More than ten years ago, the Company put in place a series of training programs in areas such as purchasing, marketing, human resources and financing that are run by professionals from various companies within the Group with the assistance of outside specialists, in the form of educational partnerships with universities.

Leading Social and Environmental Responsibility.    In conducting business, the “Danone Way” is both a business conduct policy and a tool designed to assist the Group’s subsidiaries in addressing a number of ethical areas, such as employment policy, environmental and food safety issues. These guidelines reflect the perspectives and particular concerns of key categories of stakeholders such as employees, consumers and clients, suppliers, stockholders, the community in general and the environment. Through Internet technology, all of the Group’s subsidiaries have access to this resource. The “Danone Way” allows the Group to meet the expectations of stakeholders and its move towards social progress.

For example, in the context of its social policies, the “Danone Way” is inspired by the texts from the International Labor Organization, which are viewed as basic benchmarks in all the countries where the Group operates. Evaluation of management and of the Group’s human resource policy is based on about 30 criteria set out in several themes: compliance with the law, respect for individuals, progress for organizations and employees, implementing values, and open communication with employees and their representatives.

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

The “Danone Way” has enabled each subsidiary to identify strong and weak points in different areas. It has also allowed them to prioritize and implement plans for improvement. This method should also enable the Group to establish a more precise reporting system in areas where quantification is not always possible or sufficient.

The “Danone Way” was first introduced in 2000, tested in 2001 in approximately 10 subsidiaries and more fully deployed during 2002 and 2003. As of today more than 70% of the Group’s subsidiaries have implemented or are currently implementing the “Danone Way” and independent audits were carried out in five subsidiaries in 2002 and in 9 subsidiaries in 2003 to validate their self-evaluations. The first results have identified several comprehension problems and have led the Group to improve explanations and reformulate certain questions with a simpler and more instructive “Danone Way” self-evaluation questionnaire.

The results of the self-evaluations show strong practices in areas involving employees, shareholders, clients and suppliers. The results in areas involving the environment and civil society are weaker because they are less directly linked to the core of the Group’s businesses and correspond to less established practices in certain countries in which the Group operates.

Furthermore, in addition to the self-evaluation procedures, the board of directors decided in 2003 to undergo an evaluation by the rating agency Vigeo. Vigeo auditors conducted approximately 50 internal interviews and approximately 20 external interviews to evaluate six areas of social and environmental responsibility using 40 criteria. Overall, Vigeo placed Danone at level 3 or 4, which correspond respectively to the following evaluations: “the company fully assumes its obligations, carries out recommendations and controls risks” (level 3) and “the company is not only active, but anticipates risks and contributes with others to the promotion of social and environmental responsibility at the industry-wide, national, regional and/or global level” (level 4).

Measures Accompanying Restructuring.    In connection with the restructuring of certain of its operations, some of Danone’s subsidiaries have undergone headcount reductions through early retirements, voluntary departures and lay-offs. To assist the employees concerned, Danone has created special programs providing employees with assistance and alternative employment opportunities in affected regions. Danone’s policy is to never leave an employee in a situation in which he or she must handle an employment problem without support. To this effect, Danone relies on two initiatives:

•	First, Danone relies on providing in-house solutions, accompanied by various relocation assistance measures, including for example relocation allowances, indemnification in the event of salary loss, organization of one or more reconnaissance trips for the employee and its family to the new location, and, for spouses, compensation of possible income loss, assistance in search for employment and financing of training.

•	Second, the Group relies on implementing external solutions for employees who cannot relocate or, in the event of a shortage of in-house opportunities, by assisting employees who aspire to create their own businesses by means of technical assistance, and assisting in the search for alternative employment in other local businesses through the creation of employment centers. These centers are headed by the Company’s human resources personnel and other employment counselors. Their objective is to assist individuals concerned until their situation has been resolved by arranging jobs interviews, career evaluations and training, and by identifying opportunities available in a given area.

In order to compensate for the loss of economic activity and decrease in tax revenues for the regions affected, the Group undertakes various actions aimed at creating long-term sources of employment in the relevant region. The Group has dedicated specific funds for that purpose.

In addition, Danone strives to reinforce the economic backbone of the labor markets affected through close collaboration with local authorities, assistance in the canvassing and setting up of new businesses, technical support to local small- and medium-sized businesses that may be able to hire the relocated employees (monetary contribution, counseling by executives of the Group and staff trainings) and the financing of local infrastructures and initiatives.

In order to remedy the excess capacity in Europe, the Group began a reorganization of its biscuit activities in 2001. In the course of this reorganization, the following solutions were proposed to employees of the Group: an offer of employment at one of the Group’s other sites, two offers of employment from companies in the same region, with a guarantee that their salary will remain the same for a year, taking advantage of measures benefiting employees over the age of 55 and assisting employees who aspire to create their own businesses by means of technical and financial assistance.

During 2003, five closed facilities ceased their activities. The Group concluded reindustrialization agreements for each of the five closed sites, and more than 3,500 European enterprises have been contacted to establish businesses on these sites. Already two projects have been realized, creating more than 400 jobs. Furthermore, at the end of 2003, of the 2,025 employees affected by the reorganization of the biscuit activities in France and Europe, approximately 86% had found solutions within or outside the Group.

Corporate citizenship.    Involvement in the community is both a necessity and a founding principle of the Group’s corporate culture. Generally speaking, the Group is involved in offering support for public bodies, NGOs and local non-profit associations chosen for their commitment.

Local economic impact on emerging economies.    Over the past decade, the Company has set up operations in many emerging countries, with local production to meet domestic demand.

Publications.    Danone has been publishing a Social Responsibility Report since 1998, which presents the social and environmental impacts of the Group’s activities. This report is available at the offices of the Management of Sustainable Development and Social Responsibility, Groupe Danone, 17, Boulevard Haussmann, 75009 Paris.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of shares and voting rights by principal shareholders, as of December 31, 2003.

Name	Number of Shares Beneficially Owned	Percentage of Shares Owned	Number of Voting Rights	Percentage of Voting Rights(1)
Eurazeo	5,446,347	4.04%	10,892,694	8.12%
Caisse des Dépôts et Consignations	3,458,498	2.56%	3,458,498	2.58%
FCPE “Fonds GROUPE DANONE”	1,930,613	1.43%	3,050,887	2.27%
Public	115,733,309	85.74%	116,741,815	87.03%
The Company and its subsidiaries(2)	8,406,726	6.23%	—	—

Total	134,975,493	100.00%	134,143,894	100.00%

(1)	Double voting rights have been granted for each share fully subscribed, paid for, and beneficially owned by the same individual or entity for at least two years.
(2)	Including 1,441,030 shares (i.e., 1.07% of the capital) indirectly held.

To the best of the Company’s knowledge there are no other shareholders whose beneficial ownership represents 5% or more of the Company’s share capital and voting rights.

As of December 31, 2003, pursuant to authorizations granted by the general shareholders’ meeting of April 11, 2003 or prior authorizations, the Group owned, directly and through its Spanish subsidiary, Danone SA, 8,406,726 shares of Groupe Danone, representing 6.23% of its share capital, of which 4,346,207 shares were held under stock purchase options granted to the Company’s senior management.

For a description of the Company’s share buyback program, see “Item 10. Additional Information— Purchase by the Company of its Own Shares”.

Significant Changes

Shareholdings

Eurazeo, having exceeded 5% of Danone’s capital on February 22, 2001, reported on April 30, 2003 that it held 3.97% of the capital and 8.12% of the Company’s voting rights. The Caisse des Dépôts et Consignations, having exceeded 2.5% of the Company’s voting rights on January 31, 2002, reported on October 22, 2003 that it held 2.53% of the capital and 2.57% of the Company’s voting rights. Worms & Cie, having reported that it exceeded 5% of the Company’s capital on April 9, 1999, reported on October 2, 2003 that it no longer held shares of the Company.

To the Company’s knowledge, there were no other significant shareholding changes during the past three years.

On December 31, 2003, the Company conducted a survey of its nominative shares, which revealed the following distribution of the Company’s shareholders:

Institutional Investors		72%
– France	32%
– United States	14%
– United Kingdom	8%
– Other	18%
Individual shareholders		14%
Shareholders represented at the Board of Directors		6%
Treasury shares and FCPE “Fonds GROUPE DANONE”		8%

Total		100%

Stock option and stock purchase plans

Stock option and stock purchase plans have been granted to the Company’s senior management, usually on a bi-annual basis.

The duration of these plans was extended to eight years in 1997. The exercise price for the options must amount to at least the average price for the 20 trading days preceding the board of directors’ meeting which grants the options and generally may not be exercised for two years after the grant date.

The general meeting of shareholders, by successive authorizations, authorized the board of directors to grant, once or multiple times, over a maximum period of 26 months, options to subscribe for or purchase shares of the Company subject to a limit of 1% of the Company’s share capital for the May 1995 and 1997 plans and a limit of 2 million shares for the May 1999, May 2001 and April 2003 plans.

Pursuant to these authorizations, the board of directors, which granted to the Company’s senior management stock options to acquire a total of 4,346,207 existing shares and to subscribe for a total of 54,905 new shares, had authority to grant 1,969,400 stock purchase options at December 31, 2003. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Options”.

Shareholders’ Agreements

To the Company’s knowledge, there is no other shareholder holding more than 5% of the capital or voting rights of the Company and there are no shareholders’ agreements. Furthermore, there is no statutory clause giving preferential rights for the acquisition or sale of shares.

Shares Held in the United States

For information on shares held in the United States, see “Item 9. The Offer and Listing—Price History of Shares”.

Related Party Transactions

In June 1998, the Company, Sofina, its wholly owned subsidiary Interamerican Finance and Danasia Participations, an affiliate of Sofina, entered into a memorandum of understanding regarding their respective ownership interests in Danone Asia Pte Ltd, a holding company for Groupe Danone’s investments in the Asia Pacific region. At December 31, 2003, Groupe Danone owned 93.56% of Danone Asia Pte Ltd. Under the terms of the memorandum of understanding, Sofina, Interamerican and Danasia have an option to sell to the Company, and the Company has an option to buy from them, their entire ownership interest in Danone Asia Pte Ltd. These options are exercisable in thirds, beginning, respectively, on January 1, 2003, January 1, 2005 and July 1, 2006, at a price to be determined based on an agreed upon formula, taking into account the then current market value of the shares. At the end of 2002, Danone confirmed its intention of exercising its purchase option, and an independent expert was charged with completing an evaluation of Danone Asia Pte Ltd. The interest of the Group in this company increased from 90.34% at December 31, 2002 to 93.56% at December 31, 2003. In addition, in December 2001, the Company granted to Union Financière Boël preemptive acquisition rights exercisable at market value with respect to Sofina shares held by a subsidiary of the Company. Mr. Yves Boël, one of the Company’s directors until April 2002, was the Chairman of Sofina and the delegated Chairman (“administrateur délégué”) of Union Financière Boël, and Mr. Richard Goblet d’Alviella, one of the Company’s directors, is a delegated director of these two companies. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors”.

In February 2001, the Company successfully completed a public takeover offer for the 11% shares of Mecaniver that it did not already own. Mr. Yves Boël was also a director of Mecaniver.

In December 2002, the Company acquired Châteaud’eau International, which owns the entire HOD activities of Ondeo, a subsidiary of the Suez Group. In addition, in July 2002, the Company entered into an agreement with Suez Industrial Solutions, a subsidiary of the Suez Group, for the energy management and industrial wastewater processing of the Group’s subsidiaries. Mr. Jean Gandois, one of the Company’s directors, is Vice-Chairman of the board of Suez.

Affiliates of Lazard Frères & Co. LLC and Lazard Frères & Cie regularly engage in financial and other transactions with and on behalf of the Company and its subsidiaries for which they receive arm’s-length negotiated compensation. Some of the Company’s directors are also partners of Lazard Frères & Cie and other affiliated entities, and several partners of Lazard Frères & Cie are directors of Eurazeo, one of Groupe Danone’s principal shareholders. See “—Major Shareholders” above and “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors”.

Each of the above-referenced transactions was entered into on an arm’s length basis according to the Company’s normal business practices.

At December 31, 2003, the Group had no outstanding loans to directors or executive officers.

Sales by Directors (“mandataires sociaux”) of the Company

During 2003, three mandataires sociaux sold 35,100 shares of the Company for a weighted average price of € 128. At December 31, 2003, the mandataires sociaux certified that there were no imminent transactions concerning Company shares, whether purchases or sales.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”, for a list of the financial statements filed with this annual report.

Dividend Policy

The declaration and amount of dividends to be paid on the shares in respect of any period are subject to the decision by the Company’s shareholders at an ordinary general meeting of shareholders. Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

Under French law and the Company’s bylaws, the Company’s unconsolidated statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, less any contributions to legal reserves, is available for distribution to the shareholders of the Company as dividends, subject to other applicable requirements of French law and the Company’s bylaws.

Pursuant to the Company’s bylaws, the Company’s shareholders may determine at an ordinary meeting the portion, if any, of dividends that each shareholder may elect to receive in shares. For dividends distributed in respect of the years 1989 through 1995, each of the Company’s shareholders was given the option of receiving dividends in the form of cash or shares. Applications for dividend payments in the form of shares shall be submitted no later than three months after the date on which the general shareholders’ meeting is held. The board of directors does not intend to recommend a stock dividend in the near future.

Dividends paid to holders of shares or ADSs who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Under the Treaty between France and the United States for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital signed on August 31, 1994, and subject to certain procedures and exceptions, such withholding tax may be reduced to 15% for holders who are residents of the United States. French residents were entitled to a tax credit known as the avoir fiscal with respect to dividends paid to them in 2003, the amount of which depends on the recipient of the dividends. Under certain tax treaties entered into between France and other countries, including the United States, such avoir fiscal may, in certain circumstances, be paid, net of withholding tax, to non-French residents. See “Item 10. Additional Information—Taxation—French Taxation—Taxation of Dividends” and “Item 10. Additional Information—Taxation—Taxation of U.S. Investors—Taxation of Dividends”.

Dividends paid to holders of ADSs are converted from euro to dollars and subjected to a charge by the depositary for any expenses incurred by the depositary in such conversion.

The following table sets forth the total dividends paid per share and per ADS for each year indicated, with and without the French avoir fiscal and before deduction of any French withholding tax, taking into account the two for one stock split effected by the Company on June 5, 2000.

	Dividends Per Share	Dividends Per Share Including Avoir Fiscal Calculated at the Rate of 50%(2)	Dividends Per ADS	Dividends Per ADS Including Avoir Fiscal Calculated at the Rate of 50%(2)
Year to Which Dividend Relates(1)	(€)	(€)	($)(3)(4)	($)(3)(4)
1999	1.75	2.63	0.35	0.52
2000	1.90	2.85	0.36	0.54
2001	2.06	3.09	0.41	0.62
2002	2.30	3.45	0.48	0.72
2003(5)	2.45	3.68	0.62	0.93

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2)	Any payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, will be made only following receipt by the French Tax Administration of a claim for such payment filed by shareholders entitled to such payment, and is generally not expected to be paid before 12 months after the filing of such claim, and after the close of the calendar year in which the respective dividends are paid. It is assumed that the avoir fiscal will be available to non-French individual shareholders on dividends which will be paid in 2004. See “Item 10. Additional Information—Taxation—French Taxation” and “Item 10. Additional Information—Taxation—Taxation of U.S. Investors”.
(3)	Periods prior to 2003 translated solely for convenience from French francs or euro into dollars at the Noon Buying Rates on the respective dividend payment dates, or on the following business day if such date was not a business day in France or the United States. For convenience only, avoir fiscal amounts have been translated into dollars at the Noon Buying Rates on such dates although such amounts are paid subsequent to such payment dates. The Noon Buying Rates may differ from the rate that may be used by the Depositary to convert euro to dollars for purposes of making payments to holders of ADSs. Figures for 2003 translated solely for convenience at the Noon Buying Rate on December 31, 2003 of $ 1.2597 per € 1.00.
(4)	As each ADS represents one-fifth of one share, the amount of dividends per share has been divided by five to obtain the historical dividends declared per ADS.
(5)	Dividends to be proposed at the shareholders’ meeting to be held on April 15, 2004.

Legal Proceedings

In connection with guarantees given under its agreement with Scottish & Newcastle for the divestiture of its European beer activities, Danone has assumed responsibility for certain liabilities relating to the European Commission’s investigation concerning alleged anti-competitive practices in contravention of Article 81 of the Treaty of Rome. On December 5, 2001, the Commission concluded that anti-competitive practices in the beer market in Belgium had occurred and imposed a fine of € 44.6 million on Group Danone. The entire amount was provisioned in the Group’s accounts at December 31, 2001 and was paid in 2002. In February 2002, the Group launched a procedure seeking to recover the amount paid, the outcome of which is still pending.

In addition, the European Commission is investigating alleged understandings among beer market participants in certain European countries, and has begun to investigate principal market participants in certain countries, notably in France. If it were to find evidence of an understanding, the Commission could, under Article 15(2) of Regulation 17/62, impose sanctions on businesses found to be guilty of participating in such an understanding of up to 10% of their revenue. In February 2004, the Commission sent a complaint to the Company and to Brasseries Kronenbourg, which cited an isolated infraction that did not have effects on the market. The Company estimates that a fine or third-party complaint would not have a significant effect on the assets, financial situation or earnings of the Group.

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of the divestitures completed between 1997 and 2002. In some cases, damages are sought and liabilities are accrued for when a loss is probable and can be reasonably estimated.

Item 9.    The Offer and Listing

Price History of Shares

The principal trading market for the shares is the Euronext Paris SA, or Euronext Paris, the French integrated national dealing system through which trading in all French listed securities occurs. The shares are traded on the Premier Marché (ISIN Code: FR0000120644) and were among the first to be included in the CAC 40 Index, the principal stock exchange index published by Euronext Paris, the market enterprise which manages and operates the French stock exchange markets. Since September 25, 2000, the shares are eligible to deferred settlement service. The shares have been included in the Eurostoxx 50 index and Dow Jones Sustainability World Index since September 2000. The shares are also traded on the Brussels and Swiss stock exchanges.

Since December 1990, the Company has sponsored an American Depositary Receipts, or ADRs, program in the United States with Citibank, N. A., as depositary. The American Depositary Shares, or ADSs, issued pursuant to such program have been registered with the Securities and Exchange Commission under a Registration Statement on Form F-6. Each such ADS represents one-fifth of one share. Since November 20, 1997, the ADSs have been listed on the New York Stock Exchange under the symbol “DA”.

As of December 31, 2003, 6,320,775 ADSs were outstanding, representing approximately 0.95% of the Company’s outstanding shares, and there were 150 holders of record of ADSs. As of December 31, 2003, there were also approximately 146 holders of record in the United States of the Company’s shares.

The table below sets forth the reported high and low sales prices and average daily trading volume for the shares reported by Euronext Paris and for the ADSs on the New York Stock Exchange for the periods indicated.

	Euronext Paris		New York Stock Exchange
Calendar Period	High	Low	High	Low
	(in €)		(in $)
Monthly
March 2004 (through March 26, 2004)	141.5	131.4	35.34	31.85
February 2004	141.5	133.6	35.6	33.9
January 2004	138.5	128.6	34.8	32.6
2003
December 2003	131.3	125.9	32.5	30.9
November 2003	131.2	126.0	31.2	29.6
October 2003	135.6	128.3	31.4	30.0
September 2003	137.0	125.4	30.5	27.7
Quarterly
2003	137.0	104.2	32.5	23.2
First quarter	132.3	104.2	27.5	23.2
Second quarter	130.0	114.1	28.9	25.7
Third quarter	137.0	115.6	30.5	26.4
Fourth quarter	135.6	125.9	32.5	29.6
2002	150.4	109.4	27.7	22.2
First quarter	139.4	125.2	24.6	22.2
Second quarter	150.4	132.7	27.7	23.7
Third quarter	141.3	109.4	27.5	22.3
Fourth quarter	135.4	116.3	27.0	23.2
Yearly
2001	163.3	124.9	30.2	22.3
2000	173.0	90.2	30.7	17.7
1999	137.6	102.9	29.4	23.2

Sources:	Euronext Paris S.A. and Bloomberg.

On March 26, 2004, the last reported listed price of the Company’s shares on Euronext Paris was € 134.0 per share and the last reported listed price of the Company’s ADSs on the New York Stock Exchange was $32.68 per ADS.

Plan of Distribution

Not applicable.

Nature of Trading Market

General

On September 22, 2000, upon successful completion of an exchange offer, the Paris Bourse SBF SA, or the SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of the SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchange contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris.

Euronext N.V. has been listed on the Premier Marché of Euronext Paris since July 2001. In January 2002, Euronext N. V acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivatives market. The combination of LIFFE and Euronext N.V. will, among other things, triple the volume of derivatives business conducted through LIFFE CONNECT™ trading platform.

Since February 6, 2002, Bolsa de Valores de Lisboa e Porto (BVLP) has become a wholly owned subsidiary of Euronext N.V. and has therefore been renamed Euronext Lisbon.

Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms; NSC is the common platform for trading, Clearing 21 for clearing, and LIFFE CONNECT™, the LIFFE trading platform, is already used for some Euronext and future options. In addition, Euronext Paris anticipates the implementation of central clearinghouse, settlement and custody structures over a common system. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’ trading markets as well as the regulation of those markets.

Euronext Paris

Securities approved for listing on Euronext Paris are traded on one of three regulated markets: Premier Marché, Second Marché and Nouveau Marché. The securities of most large public companies, including the Company, are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC, which is also operated by Euronext Paris. Securities listed on Euronext Paris are placed in one of two categories (Continu or Fixing) depending on the volume of transactions. The Company’s shares are listed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be placed in Continu is 2,500 trades.

Securities listed on the Premier Marché are traded through authorized financial institutions that are members of Euronext Paris. Trading on the Premier Marché and the Second Marché takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, a closing auction at 5:30 p.m. and a “trading at last” from 5:30 p.m. to 5:40 p.m. Any trade of securities effected after the close of a stock exchange session is recorded on the next Euronext Paris trading day at the previous session’s closing price for the relevant security. Euronext Paris publishes a daily official price list that includes price information concerning listed securities. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities.

Trading in the listed securities of an issuer may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day’s closing price or once trading has begun, Euronext may suspend trading for up to four minutes. Once trading has commenced, further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price which caused the first trading suspension. Euronext Paris may also suspend trading for a four-minute period if trades are bound to breach the so-called “dynamic” thresholds, set at 2% plus or minus the last trade price. Euronext Paris may also suspend trading of a listed security in certain other circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des Marchés Financiers and the Autorité des Marchés Financiers (the “AMF”) may also suspend trading.

Since September 25, 2000, all trades of securities listed on the Premier Marché are performed on a cash-settlement basis on the third trading day after the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (Service à Règlement Différé or SRD) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The SRD is reserved for securities which have a total market capitalization of at least € 1 billion and represent a minimum daily trading volume of € 1 million and which are normally cited on a list published by Euronext Paris. The Company’s shares are eligible for the deferred settlement service. Investors can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

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

Ownership of equities traded on a deferred settlement basis is considered to have been transferred only after the equities have been registered in the purchaser’s account. Under French securities regulations, any sale of securities is traded on a deferred settlement basis during the month a dividend is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid, and the seller’s accounts will be debited by the same amount.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10.    Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

For the Company’s registry and number, please see “Item 4. Information on Groupe Danone—History and Development”, and for the Company’s corporate purpose, refer to Article 2 of the Company’s bylaws. An unofficial English translation of the bylaws is included as an exhibit to this annual report.

The section below is a summary of the material information concerning the Company’s share capital, together with material provisions of applicable French law and the Company’s bylaws. Such description of the Company’s share capital and information does not purport to be complete and is qualified in its entirety by reference to the Company’s bylaws. You may obtain copies of the Company’s bylaws in French from the Greffe du Registre du Commerce et des Sociétés de Paris, France or by writing to Danone, Direction Relations Investisseurs, 17, Boulevard Haussmann, 75009 Paris, France. Please refer to those full documents for additional details.

Board of Directors

For a complete description of directors’ powers under French law and Danone’s bylaws, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors”.

Share Capital

At February 29, 2004, the Company’s share capital totaled € 133,675,493 divided into 133,675,493 outstanding common shares of the same class with a nominal value of € 1.0 per share. All the outstanding shares are fully paid. The Company’s share capital has not changed as of the date of this annual report. However, the board of directors will propose a resolution to the general meeting of shareholders of April 15, 2004 to decrease the nominal value of the Company’s shares from € 1.00 to € 0.50 beginning June 15, 2004. The Company’s bylaws provide that shares may be held in registered or bearer form, at the option of the shareholder.

Shareholders’ Meetings and Voting Rights

General

In accordance with French law, there are two types of shareholders’ general meetings: ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors,

•	allocating fees to the board of directors,

•	appointing statutory auditors,

•	approving the annual financial statements,

•	declaring dividends and authorizing dividends to be paid in shares, and

•	issuing debt securities.

Extraordinary general meetings of shareholders are required for the approval of matters such as:

•	changing the Company’s bylaws, the corporate purpose and/or the name of the Company,

•	approving mergers in which the Company is not the surviving entity or in which the Company is the surviving entity but in connection with which the Company is issuing a portion of its share capital to the acquired entity,

•	increasing or decreasing the Company’s share capital,

•	creating a new class of equity securities,

•	authorizing or approving the issuance of investment certificates or convertible or exchangeable securities of any other securities giving rights to equity securities, and

•	the voluntary liquidation of the Company prior to the end of its statutory term.

Special meetings of shareholders of a certain category of shares are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders’ general meeting affecting these rights are effective only after the approval by the relevant special meeting.

Annual Ordinary Meetings

French law requires the board of directors to convene an annual ordinary general meeting of shareholders to approve the annual and consolidated financial statements. This meeting must be held within six months of the end of the Company’s fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The board of directors may also convene an ordinary or extraordinary general meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to call such a meeting, the Company’s statutory auditors may call the meeting. In case of a bankruptcy, the liquidator or the court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of the Company’s share capital,

•	the auditor,

•	the worker’s committee,

•	any interested party in cases of urgency,

•	certain duly qualified associations of shareholders who hold their shares for at least two years in registered form and who together hold a specified percentage of the voting rights of the Company, and

•	majority shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

Notice of Shareholders’ Meetings

The Company must announce general meetings of shareholders at least 30 days in advance by means of a preliminary notice (avis de réunion) which is published in France in the Bulletin des annonces légales obligatoires, or BALO. This preliminary notice must be sent to the AMF. It must contain, among other things, the time, date and place of the meeting, the agenda of the meeting and a draft of the resolutions to be submitted to the shareholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

At least 15 days prior to the date set for a general meeting of shareholders on first call, and at least six days before any second call, the Company must send a final notice (avis de convocation) containing, among other things, the final agenda and other information for the meeting. This notice must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the issuance of the notice and published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which the Company is registered, as well as in the BALO, with prior notice having been given to the AMF.

Additional resolutions to be submitted for approval by the shareholders at such meeting may be proposed to the board of directors within ten days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of share capital,

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold a specified percentage of the Company’s voting rights, or

•	the worker’s committee.

The board of directors must submit these resolutions to a vote of the shareholders.

During the 15 days preceding a shareholders’ meeting, any shareholder may submit to the board of directors written questions relating to the agenda for the meeting. The board of directors must respond to these questions.

In general, shareholders can only take action at a shareholders’ meeting on matters listed on the agenda for the meeting. In exception to this rule, shareholders may take action with respect to the dismissal of directors and to the appointment of new directors even though these actions have not been included on the agenda.

Attendance and Voting at Shareholders’ Meetings

Attendance and exercise of voting rights at ordinary general meetings of shareholders and extraordinary general meetings of shareholders are subject to certain conditions specified by French law and the Company’s bylaws. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting of shareholders or to vote by videoconference or any other means of telecommunication which allows the shareholders to be identified.

In order to participate in any general meeting of shareholders, French law requires that a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by or on behalf of the Company by an agent appointed by the Company prior to a date that is no earlier than five days before the date set for the meeting (the Company has set this date at one day before the 2004 general shareholders’ meeting).

A holder of shares in bearer form must obtain a certificate from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares. This certificate must indicate the number of bearer shares owned by such holder and must state that such shares are not transferable until the time fixed for the meeting. According to French law, the holder must deposit this certificate at the place specified in the notice of the meeting prior to a date that is no earlier than five days before the meeting (the Company has set this date at three days before the 2004 general shareholders’ meeting and also allows the certificate to be deposited at the Company’s registered office up to one day prior to the meeting).

According to French law and the Company’s bylaws, any shareholder voting by correspondence or by proxy and presenting a certificate issued by the depositary attesting that the shares are blocked may nevertheless transfer all or part of the shares with which it voted by correspondence or for which it appointed a proxy, upon the condition that it provide the Company’s authorized agent with details enabling the shareholder to cancel its vote or proxy and change the number of shares and corresponding votes no later than the day before the general shareholders’ meeting.

Proxies and Votes by Mail

In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary have the right to participate in general meetings of shareholders.

Shareholders may vote either by proxy, by mail or by any means provided for in the bylaws, including by remote data transmission to the Company (internet) of the correspondence ballot papers or a proxy form pursuant to applicable laws and regulations, unless one or more shareholders representing one-tenth of the Company’s capital request a sent ballot.

Proxies will be sent to all registered shareholders and, on request, to any holder of shares in bearer form. Under French law, in order to be counted, such proxies must be received at the Company’s registered office or at such other address indicated on the notice convening the meeting prior to the date of the meeting (the Company requires proxies to be received three days before the 2004 general shareholders’ meeting). A shareholder not domiciled in France as defined by the French Civil Code (Code Civil) may be represented at a shareholders’ meeting by an intermediary registered under the conditions set forth by the legal and regulatory provisions in force. This shareholder will therefore be considered to be present at the meeting for the computation of the quorum and the majority. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send the Company a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.

With respect to votes by mail, the Company must send a voting form to all registered shareholders and, on request, to any holder of shares in bearer form. Votes by mail must be received at such address at least three days prior to the date of the meeting. The deadline for the Company to receive proxy forms for votes by mail or by proxy is determined by the board of directors and published in the notice of the meeting in the BALO.

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

The Company’s bylaws provide that each registered and fully paid-up share held in the same name for at least two years shall entitle the holder thereof to double voting rights at a meeting of shareholders, although the right is extinguished if the shares are held in bearer form. The Company’s bylaws also provide that no shareholder shall be able to exercise, directly or indirectly, more than 6% of the total number of voting rights represented by the outstanding shares of the Company as of the date of the meeting; provided that a shareholder may exercise more than 6%, and subject to certain conditions, up to 12%, of the total number of voting rights to the extent such voting rights result from double voting rights attached to such shareholder’s shares as described in the previous sentence.

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

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting of shareholders is resumed only to approve an increase in the Company’s share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting of shareholders, shareholders having at least a quarter of outstanding voting rights must be present in person or voting by mail or by proxy or by any means, including by remote data transmission, in accordance with the applicable laws and regulations, for the quorum to be met. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon at any reconvened meeting.

Majority

At an ordinary general meeting of shareholders or an extraordinary general meeting of shareholders deciding upon any capital increase by incorporation of reserves, a simple majority of the votes cast is required to pass such a resolution. At any other extraordinary general meeting of shareholders, a two-thirds majority of the votes cast is required.

However, a unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present in person or present by any means, including by remote data transmission in accordance with applicable laws and regulations or represented by proxy or voting by mail, is counted as a vote against the resolution submitted to a shareholder vote.

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

Pursuant to a new French act of August 1, 2003 (loi de sécurité financière), the Chairman of the Company’s board of directors is required to deliver a special report to the ordinary shareholders’ meeting regarding the status of the preparation and organization of the work of the board of directors, the status of the internal control procedures implemented by the Company and on the restrictions, if any, that the board of directors has placed on the powers granted to the Chief Executive Officer. In general, this report describes the objectives of the Company’s internal controls, the organization of the participants in the Company’s internal controls and the internal control procedures that are currently in place. This report will be presented to the combined extraordinary and ordinary shareholders’ meeting of April 15, 2004.

Dividends

The Company may distribute dividends out of “distributable profits”, plus any amounts held in the Company’s reserves which the shareholders decide to make available for distribution, other than those reserves which are specifically required by laws and the Company’s bylaws.

“Distributable profits” consist of unconsolidated statutory net profit in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, and as reduced by the legal reserve fund allocation described below.

Legal Reserve

French law provides that French sociétés anonymes are each required to allocate 5% of their unconsolidated statutory net profits in each fiscal year to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in such legal reserve fund is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital. The legal reserve fund constitutes a legal guarantee for third parties dealing with the Company and, in this respect, may not be distributed to shareholders. As of December 31, 2003, the Company’s legal reserve was € 15 million. This legal reserve may be distributed only upon liquidation of the relevant entity.

Approval of Dividends

According to French law, the board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. The Company’s bylaws provide that, to the extent the distributable profits are sufficient, a first dividend will be paid to the shareholders each year equivalent, subject to certain adjustments, to 6% interest per annum on the paid and nonredeemed amounts of their shares.

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

Distribution of Dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Dividends are payable to holders of shares outstanding on the date of the shareholders’ meeting approving the distribution of dividends. In the case of interim dividends, distributions are made to shareholders on the date of the board of directors’ meeting approving the distribution of interim dividends. The actual dividend payment date is decided by the shareholders in an ordinary general meeting of shareholders or by the board of directors in the absence of such a decision by the shareholders. The Company’s bylaws provide that the shareholders’ meeting may decide to give each shareholder the option of receiving its dividend in the form of cash or of shares.

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

Changes in Share Capital

Increases in Share Capital

Pursuant to French law, the share capital of the Company may be increased only with the approval of the shareholders at an extraordinary general meeting of shareholders. Increases in the Company’s share capital may be effected by:

•	issuing additional shares,

•	issuing a new class of equity securities, or

•	increasing the nominal value of the existing shares.

Increases in share capital by issuing additional securities may be effected by issuing such securities:

•	for cash,

•	for assets contributed in kind,

•	by conversion, exchange or redemption of debt securities previously issued,

•	by exercise of any other securities giving rights to such securities such as warrants or stock options,

•	by capitalization of profits, reserves or shares premiums,

•	subject to various conditions, in satisfaction of debt incurred by the Company, or

•	any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting of shareholders, acting under the quorum and majority requirements applicable to shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting of shareholders. See “—Shareholders’ Meeting and Voting Rights”.

The shareholders may delegate the right to carry out any increase in share capital (other than for an in-kind contribution) to the board of directors, provided that the increase has been previously authorized by the shareholders. The board of directors may further delegate this right to the Chairman and Chief Executive Officer.

Whenever the shareholders approve a capital increase or approve the delegation to the Company’s board of directors of the right to implement a capital increase (except for a contribution in kind or when it results from an earlier issue of securities giving right to shares), they must also consider whether an additional capital increase should be reserved for the Company’s employees and its subsidiaries or whether to delegate to the Company’s board of directors the right to carry out such reserved capital increase.

Resolutions will be submitted for approval at the annual shareholders’ meeting of April 15, 2004 (i) to give authorization to the board for a period of 26 months to increase the Company’s share capital by issuing, with preferential subscription rights, shares or other securities giving right, immediately or in the future, to the Company’s share capital, up to a maximum amount of € 45,000,000, (ii) for a period of 26 months to increase the Company’s share capital by issuing, without preferential subscription rights, shares or other securities giving right, immediately or in the future, to the Company’s share capital, up to a maximum amount of € 45,000,000 to be deducted from the amount referred to in clause (i), and (iii) to give authorization to the board for a period of 26 months to increase the capital in favor of employees of the Company or the companies of the Group, with corresponding waiver of preemptive subscription rights up to a maximum amount of € 2,000,000.

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

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting of shareholders may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the board of directors and the Company’s independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting of shareholders to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time. Shareholders may also notify the Company that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

Form, Holding and Transfer of Shares

Form of Shares

The Company’s bylaws provide that the shares must be held in registered or bearer form.

Holding of Shares

In accordance with French law concerning dematerialization of securities, shareholders’ ownership rights are not represented by share certificates but by book entries.

The Company maintains a share account with Euroclear France, or Euroclear, with respect to all shares in registered form (the “Company Share Account”), which in France is administered by Lazard Frères Banque acting on behalf of the Company as its agent. In addition, Lazard Frères Banque, on behalf of the Company, maintains separate accounts in the name of each shareholder (a “Shareholder Account”) either directly or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each Shareholder Account shows the name of the holder and his shareholdings and, in the case of shares held through an accredited intermediary, shows that they are so held. Lazard Frères Banque, as a matter of course, issues confirmations as to the shares registered in the Shareholder Accounts. However, these confirmations do not constitute documents of title.

Shares held in bearer form are held on the shareholder’s behalf by an accredited intermediary and are registered in an account maintained by such accredited intermediary with Euroclear. The account is held separately from the Company’s share account with Euroclear. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration in respect thereof. Transfers of shares held in bearer form may only be effected through accredited intermediaries and Euroclear.

The Company’s bylaws allow the Company to request that Euroclear provide the Company, at any time, with, among other things, the identity of holders of shares or other securities, held in bearer form, conferring immediate or eventual voting rights at its shareholders’ meetings along with the number of securities held by each of them and, if applicable, the restrictions relating to such securities.

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

Transfer of Shares

The Company’s bylaws do not contain any restrictions relating to the transfer of the shares.

Registered shares must be converted into bearer form before being transferred on Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary.

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

See “—Taxation—French Taxation”.

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

Requirements for Holdings Exceeding Certain Percentages

French law provides that any individual or entity, acting alone or in concert with others, that becomes the owner of, directly or indirectly, more than one-twentieth, one-tenth, one-fifth, one-third, one-half or two-thirds of the outstanding shares or the voting rights of any French company listed on Euronext Paris, or that increases or decreases its shareholding or voting rights above or below any of these thresholds, must notify such company within five trading days of exceeding or falling below such level. The individual or the entity must also notify the AMF, within five trading days of such date, of the number of equity securities it holds and the voting rights attached thereto.

French law and the Commission des Opérations de Bourse (the “COB”) regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the AMF within ten trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The AMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any changes of intention, it must file a new report. These requirements also apply to registered intermediaries who hold stock on behalf of shareholders who are not French residents.

Under the Conseil des Marchés Financiers (the “CMF”) regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert who come to own more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

In addition, the Company’s bylaws provide that any person or persons acting alone or in concert who come to hold shares representing 0.5% or any multiple thereof of the voting rights outstanding at any time must, within 15 days of reaching such threshold, notify the Company thereof by registered mail. In the event of the failure to comply with this notification requirement, and upon the request of any holder or holders of 5% or more of the voting rights, such non-complying shareholder shall not be able to exercise any of its voting rights above the relevant threshold for a period of two years following its compliance with the notification requirements. The board of directors of the Company will submit to the next general shareholders’ meeting of April 15, 2004, a resolution to amend the article of the Company’s bylaws relating to this threshold in order to comply with the new French law of August 1, 2003.

In order to permit the shareholders or intermediaries to give the notice required by law, the Company must publish in the BALO information with respect to the total number of voting rights as of the date of the annual general meeting of shareholders not later than 15 calendar days after such meeting. In addition, if the number of voting rights changes by 5% or more between two ordinary general meetings of shareholders, the Company is required to publish in the BALO, within 15 calendar days of such change, the number of voting rights and provide the AMF with a written notice. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements provided for under French law, a holder of ADSs may deliver any such notification to the Depositary with respect to shares represented by ADSs and the Depositary shall immediately forward such notification to the Company and the AMF.

If any person fails to comply with the legal notification requirement, the undeclared share capital interest in excess of the required notification level will be deprived of voting rights until the end of a two-year period following the date on which the owner thereof has complied with such notification requirement.

In addition, any shareholder (including a holder or beneficial owner of ADSs) who fails to comply with the above requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the Company’s Chairman and Chief Executive Officer, any shareholder or the AMF, and may be subject to a € 18,000 fine.

Purchase by the Company of its Own Shares

In accordance with French law, the Company may not subscribe for its shares but it may, either directly or through a financial intermediary acting on its behalf, purchase its own shares for one of three purposes:

(1)	to reduce its share capital under certain circumstances with the approval of the shareholders at an extraordinary general meeting of shareholders,

(2)	to provide shares for distribution to employees under a profit sharing plan or stock option plan, or

(3)	to acquire up to 10% of its share capital if the Company’s shares are listed on a regulated market (i.e., on the Premier Marché, the Second Marché or the Nouveau Marché), in connection with a corporate share repurchase program prospectus and the approval from the shareholders at an ordinary general meeting of shareholders subject to the filing of a share repurchase program prospectus (note d’information) that has received the approval (visa) of the AMF either at the latest 15 days before such general shareholders’ meeting or immediately after the board of directors implements such a repurchase share program.

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

The Company had successively authorized the board of directors to repurchase some of the Company’s shares. The general shareholders’ meetings of May 29, 2001, April 25, 2002 and April 11, 2003 had authorized such repurchases for a period of 18 months. These three repurchase share programs were discussed in share repurchase program prospectuses (notes d’information), which respectively received approval visas no. 01-404, no. 02-261 and no. 03-169 of the COB on April 20, 2001, March 22, 2002 and March 10, 2003.

Pursuant to the authorization granted by the shareholders at the general meeting of shareholders on April 25, 2002, the Company purchased 2,067,056 of its own shares between January 1, 2003 and April 11, 2003 at an average price of € 116. Pursuant to the authorization granted by the shareholders at the general meeting of April 11, 2003, the Company purchased 1,094,519 of its own shares between April 12, 2003 and December 31, 2003 at an average price of € 124 and 1,328,616 of its own shares in January and February of 2004 at an average price of € 133.

The Company’s board of directors will submit to the next general shareholders’ meeting, which will be held on April 15, 2004, a resolution to authorize the Company’s board of directors to repurchase up to 9,000,000 of the Company’s shares at a maximum purchase price of € 200 and a minimum sale price of € 120. This share repurchase program is described in the share repurchase program prospectus (note d’information) which received approval (visa) no. 04-137 of the AMF on March 9, 2004.

The purchased shares were principally used to replace the shares cancelled since January 1, 2003 (see below) and, to a lesser extent, for stock option purchase plans. The acquisition of the shares was financed by working capital, especially by cash from the business divestitures completed in 2002.

Cancellation of Shares and Capital Decreases Following a Share Buyback

The general meeting of shareholders of April 11, 2003 granted an authorization of 24 months (which will cancel the unused portion of the previous authorization granted by the general meeting of shareholders of May 29, 2001) to grant it all the powers necessary to cancel shares and decrease the share capital subject to a limit of 10% of the existing share capital on the day of the meeting. Pursuant to this authorization, 1,000,000 shares were cancelled on July 22, 2003, which reduced the capital by € 1,000,000, and 1,700,000 shares were cancelled on December 22, 2003, which reduced the capital by € 1.7 million. Furthermore, at its meeting of February 10, 2004, the board of directors cancelled 1,300,000 shares, reducing the share capital by € 1.3 million.

The Company may not repurchase, under purposes (2) and (3) listed above, an amount of shares that would result in the Company’s holding, directly or through a person acting on the Company’s behalf, more than 10% of the Company’s outstanding share capital, or if the Company has different classes of shares, 10% of the shares in each class.

The board of directors will propose a resolution to the general meeting of shareholders of April 15, 2004 to decrease the nominal value of the Company’s shares from € 1.00 to € 0.50 beginning June 15, 2004.

On February 29, 2004, after these cancellations, the Company held directly or indirectly 8,427,597 shares (8,406,726 at December 31, 2003), of which 4,338,462 were held to service stock options granted to the executive officers of the Group (4,346,207 at December 31, 2003).

Trading by the Company in its Own Shares

Under Règlement no. 90-04 of the COB, as amended, the Company may not trade in its own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

•	trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries, provided that the issuer is able to ensure an appropriate coordination between the intermediaries,

•	any block trades may not be made at a price above the current market price, and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

If a company’s shares are continuously quoted (cotation en continu), such as the Company’s shares, then a trade must meet the following further requirements to be considered valid:

•	the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following suspension, or, as applicable, in the last half hour of any trading session or at the fixing of the closing price,

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares, and

•	the trade must not account for more than 25% of the average total daily trading volume on the Premier Marché in the shares during the three trading days immediately preceding the trade. This last requirement applies only to shares that, like the Company’s shares, are eligible for the deferred settlement service. This requirement is not applicable to purchases of shares on behalf of an issuer by a prestataire de service d’investissement (authorized investment firm) acting pursuant to a contrat de liquidité (liquidity agreement) in conformity with a charte de déontologie (code of ethics) that has been approved by the AMF.

If a company’s shares are quoted at fixings, then a trade must meet one further requirement to be considered valid:

•	the trade must not account for more than 25% of the average daily trading volume in the shares during the 15 trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like the Company’s shares, are eligible for the SRD. This requirement neither applies to (i) trades in block of shares and (ii) trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the AMF.

However, there are two periods during which the Company is not permitted to trade in its own securities:

•	the 15-day period before the date on which the Company makes its consolidated or annual accounts public, and

•	the period beginning on the date at which the Company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the AMF.

The use of repurchased shares to finance an acquisition is deemed justified to the extent the acquisition is performed after a three-month abstention period and an independent expert has been designated to verify the value of the shares, the value of the acquisition and the fairness of the exchange ratio.

After making an initial purchase of its own shares, the Company must file monthly reports with the AMF that contain specified information about subsequent transactions. The AMF makes this publicly available.

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

However, pursuant to the French Decree no. 2003-196 of March 7, 2003, the acquirer/investor must file a déclaration administrative (administrative notice) with French authorities in connection with certain cases of foreign investments, direct investments and indirect foreign investments in any French company. Under existing administrative rulings, ownership of more than 33.33% of a French company’s share capital or voting rights is regarded as a direct investment subject to a “déclaration administrative”.

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

Other

For other limitations affecting shareholders, see “—Form, Holding and Transfer of Shares” and “—Requirements for Holdings Exceeding Certain Percentages”.

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

In particular, holders of shares should be aware that the French Budget Law for 2004 (no. 2003-1311 dated December 30, 2003) has abolished the avoir fiscal and the précompte with respect to dividends to be paid to French individual shareholders as of January 1, 2005. However, French non-individual shareholders will no longer be entitled to use the avoir fiscal as of January 1, 2005. The French Budget Law for 2004 nonetheless provides that French individual shareholders will be entitled, with respect to dividends paid as of January 1, 2005, to a new tax credit equal to 50% of the dividend, capped at € 230, or, as the case may be, € 115, depending on the marital status of the individual.

Although yet unclear, non-resident individual shareholders that are entitled to and that comply with the procedures for claiming benefits under an applicable tax treaty should be entitled to (i) the refund of the avoir fiscal with respect to distributions paid until December 31, 2004 and (ii) the newly implemented tax credit with respect to dividends paid as of January 1, 2005. Also, non-resident shareholders that are not entitled to benefit from the transfer of the avoir fiscal but are otherwise entitled to benefit from a double tax treaty (i.e., corporate shareholders and individuals, if they are not entitled to the avoir fiscal refund) should be entitled to a refund of the précompte, if any, that the Company will pay in cash on distributions it will make in 2004.

In addition, the French Budget Law for 2004 has implemented a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to non-resident shareholders.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase or ownership of the shares.

Potential purchasers of shares are urged to consult their own tax advisors concerning the consequences of ownership and disposal of shares.

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

Taxation of Dividends

In France, dividends are paid out of after-tax income. French residents who received dividends from French companies in 2003 were generally entitled to a tax credit known as the avoir fiscal.

The amount of the avoir fiscal attached to dividends paid in 2003 is equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the condition to qualify under the French parent-subsidiary regime; or

•	10% of the dividend paid for the other shareholders.

In addition, if the distribution of dividends gave rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 10% generally were entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by the distributing company.

As indicated below, the précompte is a tax which is currently paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal (see paragraph below relating to the précompte).

Pursuant to the French Budget Law for 2004, French individual residents will generally be entitled to the avoir fiscal in respect of dividends to be distributed by the Company until December 31, 2004, while French corporate shareholders will not.

Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the avoir fiscal and from 2005 on, will not be entitled to the new tax credit described in further detail in the introduction above.

Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax withheld or, in the case of certain tax treaties, be eliminated. Certain of these tax treaties further provide for a refund of the avoir fiscal to such non-residents.

Although French tax authorities have not yet issued guidelines on this matter, the provisions of a treaty, insofar as they provide for the transfer of the avoir fiscal to individual shareholders or, as the case may be, a refund of the précompte (see paragraph on the précompte below), should continue to apply to distributions paid until December 31, 2004. As regards distributions made from 2005 on, it is unclear whether non-resident individual shareholders will be eligible for the new tax credit.

Furthermore, the following countries and Territoires d’Outre-Mer and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally reducing the withholding rate to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax), to the extent, however, that the avoir fiscal is still available.

Australia	Japan	Singapore	Territoires d’Outre-
Austria	Latvia	South Korea	Mer and Other:
Belgium	Lithuania	Spain	Mayotte
Bolivia	Luxembourg	Sweden	New Caledonia
Brazil	Malaysia	Switzerland	Saint-Pierre et Miquelon
Burkina Faso	Mali	Togo
Canada	Malta	Turkey
Estonia	Mauritius	Ukraine
Finland	Mexico	United Kingdom
Gabon	Namibia	United States
Ghana	Netherlands	Venezuela
Iceland	New Zealand
India	Niger
Israel	Norway
Italy	Pakistan
Ivory Coast	Senegal

Treaties with some of the countries and territories listed above contain specific limitations applicable to corporate entities entitled to benefit from the avoir fiscal, or limit the rights to the avoir fiscal strictly to individual residents (as opposed to corporate entities). In any event, corporate entities will no longer be entitled to the avoir fiscal with respect to dividends paid from January 1, 2004.

So long as the avoir fiscal is still available, dividends paid to non-residents of France benefiting from the avoir fiscal in accordance with a tax treaty will be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty (subject to certain filing formalities) rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate; provided, however, that they establish their entitlement to such reduced rate before the date of payment.

Amounts distributed as dividends by French companies until December 31, 2004 out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a tax known as the précompte if the dividends distributed give rise to the avoir fiscal. The précompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed.

When a tax treaty in force does not provide for a refund of the avoir fiscal or when the non-resident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may currently obtain from the French tax authorities a refund of such précompte actually paid in cash by the Company, if any (net of applicable withholding tax). Although still unclear, such non-resident shareholders should remain entitled to a refund of the précompte, if any, that the Company shall pay on distributions to be made as of January 1, 2004.

As a consequence of the suppression of the précompte for dividends which will be paid as of January 1, 2005, French Budget Law for 2004 implements a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to the non-resident shareholders.

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

Taxation of U.S. Investors

The following is a general summary of the material U.S. federal income tax and French tax consequences to U.S. Holders. A “U.S. Holder” is a beneficial owner of one or more shares or ADSs (a) who owns (directly, indirectly or by attribution) less than 10% of the share capital or voting power of the Company; (b) who is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust; (c) who is entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994 (the “Treaty”) under the “Limitation on Benefits” article of that Treaty; (d) who holds the shares or ADSs as capital assets and (e) whose functional currency is the U.S. dollar.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds shares or ADSs, the Holder should consult its tax advisor regarding the specific tax consequences of owning and disposing of its shares or ADSs.

Special rules may apply to U.S. expatriates, insurance companies, tax-exempt entities, banks, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding the shares or ADSs as part of a straddle, hedging or conversion transaction and persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation. Those special rules are not discussed below. Because this is a general summary, Holders are advised to consult their tax advisors concerning the specific U.S. federal, state and local tax consequences relating to the ownership and disposition of shares and ADSs applicable in light of their particular situations, as well as any consequences arising under the laws of any other relevant taxing jurisdiction.

This summary is based upon applicable United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), final, temporary and proposed Treasury Regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, the Treaty, French laws, and the practice of the French tax authorities, all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. The statements of United States and French tax laws set forth below assume that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Taxation of Dividends

Withholding/Avoir Fiscal.    As indicated under “French Taxation” above, under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax, and nonresidents are not eligible for the benefit of the avoir fiscal, and as regards distributions to be made from 2005 on, will not be entitled to the new tax credit.

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

An eligible U.S. Holder, as regards distributions of dividends made in 2003, is a U.S. Holder whose ownership of shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, and who is (i) an individual or other non-corporate holder that is a resident of the United States as defined pursuant to the provisions of the Treaty, (ii) a United States corporation, other than a regulated investment company, (iii) a United States corporation which is a regulated investment company only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States or (iv) a partnership or trust that is treated as a resident of the United States as defined pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

An individual Holder that is a resident of the United States as defined pursuant to the provisions of the Treaty and whose ownership of the Company’s shares is not connected with a permanent establishment in France should remain an eligible U.S. Holder with respect to distributions to be made by the Company in 2004.

As regards distributions of dividends to be made from 2005 on, and subject to confirmation by the French tax authorities in guidelines yet to be published, individual U.S. Holders should be entitled to the transfer of the new tax credit implemented by the French Budget Law for 2004.

Other U.S. Holders (e.g., corporations, pension funds and other tax-exempt U.S. Holders) will no longer be entitled to any refund of the avoir fiscal in respect of dividends paid from 2004 on. Furthermore, they will not be entitled to the newly implemented tax credit.

In general, under the Treaty, an eligible U.S. Holder may receive a payment of the avoir fiscal only if such Holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) attests that it is subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend.

Certain entities are not currently entitled to the full avoir fiscal. Tax-exempt “U.S. Pension Funds”, as discussed below, and certain other tax-exempt entities (including certain State-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially owned by such individuals and derived from an investment retirement account) (“Other Tax-Exempt Entities”) that own, directly or indirectly, less than 10% of the capital of the Company, and that satisfy certain filing formalities specified in the Treasury Regulations (i) are entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross avoir fiscal (the “partial avoir fiscal”) with respect to dividends paid until December 31, 2003 and (ii) are eligible for the reduced withholding tax rate of 15% on dividends. A “U.S. Pension Fund” includes the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contracts) or Section 457 (deferred compensation plans) of the Internal Revenue Code. U.S. Pension Funds and Other Tax Exempt Entities will be treated like any other corporate shareholder as regards the suppression of the avoir fiscal, and thus, will no longer be entitled to their partial avoir fiscal with respect to dividends that the Company will pay as of January 1, 2004.

Dividends paid to an eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such Holder duly completes and provides the French tax authorities with Treasury Form RF 1 A EU-No. 5052 (the “Form”) before the date of payment of the relevant dividend, together with, if such eligible U.S. Holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of the shares or ADSs, including, but not limited to, dividend rights, or (ii) if completion of the Form is not possible prior to the payment of dividends, such Holder duly completes and provides the French tax authorities with a simplified certificate (the “Certificate”) stating that (a) such Holder is a U.S. resident as defined pursuant to the provisions of the Treaty, (b) such Holder’s ownership of the shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, (c) such Holder owns all the rights attached to the full ownership of the shares or ADSs, including but not limited to dividend rights, (d) such Holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal, and (e) such Holder claims the reduced rate of withholding tax and payment of the avoir fiscal.

Holders of ADSs may provide the Form or the Certificate to the Depositary provided that the Depositary is given sufficient time to file such Form or Certificate with the French tax authorities before the date of payment.

Dividends paid to a U.S. Holder that is not entitled to the avoir fiscal (i.e., not an eligible U.S. Holder) or to a U.S. Holder that has not filed a completed Form or, where applicable, the Certificate before the dividend payment date, are subject to withholding tax at the rate of 25%. Such holders may claim a refund of the excess withholding tax and an eligible U.S. Holder may claim the avoir fiscal attached to dividends paid in 2003 and, if applicable, in 2004, by completing and providing the French tax authorities with the Form before December 31 of the second year following the year the dividend is paid.

As regards distributions of dividends made in 2003, U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as eligible U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

In all cases, and so long as it applies, the avoir fiscal or partial avoir fiscal generally will be paid to eligible U.S. Holders, U.S. Pension Funds and Other Tax-Exempt Entities within 12 months of filing the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid.

The Form or the Certificate, together with their respective instructions, are provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary and are also available from the United States Internal Revenue Service (the “IRS”). The Depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by U.S. Holders of ADSs that are returned to the Depositary in sufficient time.

Although the French tax authorities have not yet issued any guidance regarding the procedures for claiming the benefit of the reduced rate of French withholding tax following the suppression of the avoir fiscal and, if applicable, the transfer of the newly implemented tax credit, it is likely that any such benefits will be subject to compliance with cumbersome formalities.

For U.S. federal income tax purposes, the gross amount of any dividend and the related avoir fiscal paid to a U.S. Holder, including any French withholding tax thereon, will be included in gross income as ordinary dividend income on the date each such payment is actually or constructively received (which, in the case of a U.S. Holder of ADSs, will be the date of receipt by the Depositary) to the extent paid or deemed paid out of the Company’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds the Company’s current and accumulated earnings and profits for a taxable year, the distribution will be treated first as a tax-free return of capital, causing a reduction in the adjusted basis of the shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the Holder on a subsequent disposition of the shares or ADSs), and thereafter, the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. U.S. corporate Holders will not be eligible for the dividends received deduction in respect of dividends paid by the Company. Dividends generally will constitute foreign source “passive” income or (in the case of certain Holders) “financial services” income for foreign tax credit purposes. The amount of any dividend paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount calculated by reference to the spot rate in effect on the date such dividend is includible in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who converts the euro amount into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder who does not convert euro into U.S. dollars on the date of receipt generally will have a tax basis in the euro amount equal to its U.S. dollar value on the date of receipt and generally will be required to recognize any exchange gain or loss realized on a subsequent conversion or other disposition of the euro amount, which will be treated as U.S. source ordinary income or loss. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.

French withholding tax imposed at the Treaty rate of 15% on dividends paid by the Company and on any related payment of the avoir fiscal is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim foreign taxes paid in a particular year as an itemized deduction. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The United States Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax could be affected by future actions that may be taken by the United States Treasury.

Précompte.    Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution, insofar as it occurs before December 31, 2004, are subject to a tax known as the précompte when the dividends distributed give rise to the avoir fiscal. The précompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed by such company.

A U.S. Holder not entitled to the full avoir fiscal generally may obtain a refund from the French tax authorities of any précompte paid by the Company with respect to the dividends distributed in 2003. Although still unclear, a U.S. Holder that is not entitled to the avoir fiscal on distributions to occur in 2004, should be able to obtain a refund of any précompte that the Company shall pay with respect to any dividends that the Company will distribute in 2004.

Pursuant to the Treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal paid to U.S. Pension Funds and Other Tax Exempt Entities. A U.S. Holder is only entitled to a refund of précompte actually paid in cash by the Company and is not entitled to a refund of the précompte paid by the Company by off-setting French and/or foreign tax credits.

A U.S. Holder entitled to the refund of the précompte must apply for such refund by filing a French Treasury form RF 1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the IRS or at the Centre des Impôts des Non Résidents (9 rue d’Uzès, 75094 Paris Cedex 2).

For U.S. federal income tax purposes, the gross amount of the précompte (including any French withholding tax thereon) paid to a U.S. Holder generally will be includible in gross income as ordinary income. Such amount will constitute foreign source “passive” income or (in the case of certain Holders) “financial services” income for foreign tax credit purposes. The amount of any précompte paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount on the date such précompte is includible in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who converts the euro amount into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder who does not convert the euro amount into U.S. dollars on the date of receipt generally will be required to recognize any exchange gain or loss realized on a subsequent conversion or other disposition of the euro amount, which will be treated as U.S. source ordinary income or loss.

As a consequence of the suppression of the précompte for dividends which will be paid as of January 1, 2005, French Budget Law for 2004 implements a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to the U.S. Holders.

Recent U.S. Tax Law Changes Applicable to Individuals

Under 2003 U.S. tax legislation, certain U.S. Holders (including individuals and some trusts and estates) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things, certain minimum holding periods are met and either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. The Company currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes, provided the individual U.S. Holders of its shares and ADSs meet certain requirements. Some of the eligibility requirements for non-U.S. corporations are not entirely certain, however, and further guidance from the IRS is anticipated. In addition, the IRS is expected to issue certification procedures in 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

Taxation of Capital Gains

In general, a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty will not be subject to French tax on any capital gain from the sale or other disposal of shares or ADSs unless the shares or ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to individuals who are residents of more than one country.

In general, for U.S. federal income tax purposes, a U.S. Holder will recognize capital gain or loss on the sale or other taxable disposition of shares or ADSs equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder’s tax basis (determined in U.S. dollars) in the shares or ADSs. Such gain or loss, if any, generally will be U.S. source gain or loss, and will be treated as a long-term capital gain or loss if the holding period in the shares or ADSs exceeds one year at the time of the disposition. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

The deposit or withdrawal of shares in exchange for ADSs by a U.S. Holder under the deposit agreement will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. The Company believes that it did not qualify as a PFIC for the 2003 taxable year for U.S. federal income tax purposes. If the Company were to become a PFIC in any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), the tax on distributions on its shares or ADSs and on any gain realized by a U.S. Holder upon the disposition of shares or ADSs may be less favorable than as described herein. Furthermore, dividends paid by the Company would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of shares or ADSs.

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

U.S. Information Reporting and Backup Withholding

Dividend payments made to Holders, and proceeds paid from the sale, exchange, or other disposition of shares or ADSs may be subject to information reporting to the IRS and possible U.S. federal backup withholding at a current rate of 28%. Backup withholding will not apply to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

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

Subsidiary Information

Not applicable.

Risks Related to the Company’s ADSs

•	The ADSs trade in U.S. dollars. As the principal trading market for the shares underlying the ADSs is the Premier Marché of Euronext Paris, where the shares trade in euro, the value of the ADSs will likely fluctuate as the U.S. dollar/euro exchange rate fluctuates. If the value of the euro decreases against the U.S. dollar, the price at which the ADSs trade will decrease. In addition, since any dividends that the Company may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of dividends received by holders of ADSs. See “Item 3. Key Information—Exchange Rate Information” above.

•

Under French law, shareholders have preferential subscription rights (“droits préférentiels de souscription”) to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. U.S. holders of ADSs may not be able to exercise preferential subscription rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. If preferential subscription rights cannot be exercised by an ADS holder, Citibank N.A., as depositary, will, if possible, sell such holder’s preferential subscription rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the ADS holders’ interest in the Company will be diluted, and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preferential subscription rights.

•	In order to vote at shareholders’ meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a stockholders’ meeting into a blocked account established for that purpose by the depositary. Any ADSs transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the shareholders’ meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

•	The Company and the depositary may amend or terminate the deposit agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

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

Considering the financial instruments to hedge the risks of interest rate fluctuations, a variation of 100 basis points of the short-term rates (Euribor 3 months) would have the following impact, on the basis of the Group’s net debt, which was € 2.7 billion at December 31, 2003:

•	In the event of an increase of 100 basis points, the actual interest rate on the net debt would increase 17 basis points, which would result in an increase in financial expenses of approximately € 5 million; and

•	In the event of a decrease of 100 basis points, the actual interest rate on the net debt would decrease 10 basis points, which would result in a decrease in financial expenses of approximately € 3 million.

The Group has implemented an organization enabling it to manage, in a centralized manner, all of its financial risks relating to liquidity, exchange rates, interest rates and credit risk. The Treasury Department, which is part of the Finance Department is responsible for these risks and as a result has the special expertise and necessary tools (marketplace access, front and back office) to act on the different financial markets in the most efficient and safest conditions. Furthermore, the organization and applied procedures are regularly evaluated by specialist teams at the Group’s head offices. Finally, a detailed monthly report is prepared and delivered to the Group’s General Management which may confirm the orientations chosen within the framework of the management strategies that were originally authorized.

Regarding interest rate exposure, the risk related to the Group’s consolidated net debt is monitored with the objective of minimizing costs and limiting in time the fluctuations relating to the volatility of interest rates by attaining the variable rates/fixed rates limits established by management.

As far as exposure to currency fluctuations is concerned, the objective is to hedge (i) on an annual budgetary basis the risks related to commercial transactions of the Group’s subsidiaries denominated in currencies other than their functional currency, which are characterized by a high recurrence from year to year and (ii) the risks related to the net assets of certain subsidiaries and affiliates that operate in countries where the functional currency is not the euro.

Sensitivity to interest rate fluctuations

The main instruments used to reduce interest rate exposure are interest rate swaps, caps, floors and swaptions contracts negotiated with major financial institutions. See Note 26 to the Consolidated Financial Statements for the nominal amount, maturation date and market value information of these instruments at December 31, 2001, 2002 and 2003. Information about the weighted average interest rate of debt is disclosed in Note 17 to the Consolidated Financial Statements.

The tables below provide an indication of the estimated future and significant cash flows from (i) market risk sensitive instruments exposed to changes in interest rates held by Danone at December 31, 2003, and (ii) the related hedged assets and liabilities (i.e., the Group’s consolidated net debt) existing on the Group’s balance sheet at December 31, 2003. Such estimated cash flows are calculated based on applicable interest rates (TAM: 2.38%, T4M: 2.06%, EURIBOR 1 month: 2.10%, EURIBOR 3 months: 2.12% and the interest rates applicable in countries other than France) and currency exchange rates at December 31, 2003.

Expected cash flows from the existing interest rate instruments at December 31, 2003 are shown below by maturity dates:

	2004	2005	2006	2007	2008	Subsequent to 2008
	(€ millions)
Interest rate swaps euro:
• fixed rates:
— payable (average rate: 4.12%)	(26)	(13)	(5)	(4)	(1)	—
— receivable (average rate: 4.25%)	15	4	—	—	—	—
• variable rates:
— payable (EURIBOR 3 month and TAM rates)	(8)	(3)	—	—	—	—
— receivable (EURIBOR 3 month rate)	13	7	3	2	1	—
Other currencies:
• fixed rates:
— payable (average rate: 1.12%)	(3)	(2)	(2)	(2)	(1)	—
— receivable (average rate: 7.09%)	4	—	—	—	—	—
• variable rates:
— payable	(3)	—	—	—	—	—
— receivable	1	1	1	1	—	—
Interest rate options (with variable reference rates at TAM, T4M or EURIBOR 3 month):
• floors	1	—	—	—	—	—
• flexicaps	—	—	—	—	—	—
• caps	—	—	—	—	—	—
• swaptions	(2)	(2)	(2)	(1)	—	—

Expected interest cash flows from the assets and liabilities existing on the Group’s balance sheet at December 31, 2003 and hedged in part by the above-mentioned instruments are shown below by maturity dates. Expected net debt repayments and proceeds from the sales of marketable securities are not reported below.

	2004	2005	2006	2007	2008	Subsequent to 2008
	(€ millions)
Convertible bonds (fixed rate: 1.2%)	(8)	(8)	(8)	(8)	—	—
Long-term debt
fixed rates (average rate: 2.5%)	(5)	(4)	(2)	(2)	(1)	—
variable rate (EURIBOR 3 months)	(46)	(43)	(33)	(22)	(4)	(1)
variable rate (other)	(23)	(21)	(17)	(8)	—	—
Cash and cash equivalents, net of short-term debt and bank overdrafts
fixed rates (average rate: 4.5%)	(21)	—	—	—	—	—
variable rate (EURIBOR 1 month)	3	—	—	—	—	—
Marketable securities (EURIBOR 1 month)	34	32	28	13	—	—

Sensitivity to currency fluctuations

The Group’s policy with respect to fluctuations in exchange rates is to calculate periodically its net foreign currency exposure and to use derivatives to reduce this exposure. The main instruments are forward exchange contracts, currency swaps, and cross-currency swaps entered into with major financial institutions. See Note 26 to the Consolidated Financial Statements for the nominal amount and market value information of these instruments at December 31, 2001, 2002 and 2003.

The table below provides an indication of the estimated future cash flows from the existing currency hedging instruments at December 31, 2003, shown by maturity dates, and by nature of the hedged transactions, whether anticipated commercial transactions or financial transactions and net investments in foreign currencies. These cash flows are determined based on the applicable currency rates.

	2004	2005	Subsequent to 2005
	(€ millions)
Anticipated commercial transactions
Forward purchases of:
• British pound	(14)	—	—
• Hong Kong dollar	(16)	—	—
• Polish zloty	(13)	—	—
• U.S. dollar	(11)	(12)	—
• Other currencies	(21)	(3)	—
Forward sales of:
• British pound	160	28	—
• Mexican peso	56	—	—
• Canadian dollar	36	4	—
• U.S. dollar	27	5	—
• Japanese yen	24	5	—
• Swiss franc	21	6	—
• Czech crown	21	—	—
• Hong Kong dollar	14	—	—
• Hungarian forint	13	—	—
• Australian dollar	11	—	—
• Other currencies	36	2	—
Financial transactions and net investments
Forward purchases of:
• U.S. dollar	(82)	—	—
• British pound	(54)	—	—
• Other currencies	(4)	—	—
Forward sales of:
• Japanese yen	436	—	—
• Canadian dollar	132	—	—
• British pound	100	—	—
• U.S. dollar	60	—	—
• Mexican peso	53	8	—
• Chinese yuan	3	3	209
• Other currencies	7	2	24

Cash flow is reported with respect to currency options when these options are in the money at December 31, 2003.

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

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

To Danone’s knowledge, no one (i) has modified materially the instruments defining the rights of holders of its shares or (ii) has modified materially or qualified the rights evidenced by its registered securities by issuing or modifying any other class of securities.

PART III

Item 15.    Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2003, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

There were no significant changes in the Company’s internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date the Company’s Chief Executive Officer and Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

Item 16.    [Reserved.]

Item 16A.    Audit Committee Financial Expert

It has been determined that Mr. Christian Laubie is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B.    Code of Ethics

The Company has adopted a code of ethics that applies to its Chief Executive Officer, Vice-Chairman, Senior Vice-President—Finance, Strategy and Information Systems and Controller. A copy of this code of ethics may be obtained without charge by writing to Groupe Danone, Attention: Investor Relations, 17, Boulevard Haussmann, 75009 Paris, France.

Item 16C.    Principal Accountant Fees and Services

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to the Group in 2002 and 2003.

	PricewaterhouseCoopers
	Fee Amount		Percentage of Total Fees
	2002	2003	2002	2003
	(in millions of euro, except percentages)
Audit Fees(1)	4.5	4.6	30%	37%
Audit-related Fees:(2)
Due diligence procedures	8.5	5.9	57%	48%
Tax Fees(3)	1.8	1.6	12%	13%
All Other Fees(4)	0.2	0.2	1%	2%

Total	15.0	12.3	100%	100%

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements or that are traditionally performed by the external auditor, and include due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions or disposals.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.
(4)	All Other Fees include fees billed for environmental, sustainability and corporate social responsibility advisory services; training; and forensic accounting.

Groupe Danone has two statutory auditors as required by French law, PricewaterhouseCoopers Audit and Mazars & Guérard. Fees for Mazars & Guérard were € 2.7 million in 2002 and € 2.2 million in 2003.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee is responsible for approving all audit, audit-related, tax and other non-audit services. Each year, the statutory auditors provide the Audit Committee with an estimate of fees for anticipated audit and permitted audit-related, tax and other non-audit services.

On this basis, the Audit Committee gives pre-approval for audit-related services when such services do not exceed € 500,000 individually and for permitted tax and other non-audit services when such services do not exceed € 500,000 in the aggregate. In addition, when it is expected that an audit-related service will exceed € 500,000 individually or that permitted tax and other non-audit services will exceed € 500,00 in the aggregate, the Audit Committee must be informed and specifically pre-approve such situations.

During 2003, no Audit-Related Fees, Tax Fees or Other non-audit Fees provided to the Group by the statutory auditors were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 17.     Financial Statements

Not applicable.

Item 19.     Exhibits

1.1	Bylaws of Groupe Danone, as proposed to be amended at the shareholders’ meeting to be held on April 15, 2004.

*2.1	1.2% Convertible Bonds due 2007.

8.1	Subsidiaries of Groupe Danone (see Note 30 to the Consolidated Financial Statements).

10.1	Consent of PricewaterhouseCoopers Audit.

12.1	Certification of Franck Riboud, Chairman and Chief Executive Officer of Groupe Danone, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Emmanuel Faber, Senior Vice-President—Finance, Strategy and Information Systems of Group Danone, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	The instrument is not filed as an exhibit, but Groupe Danone agrees to furnish the Securities and Exchange Commission with a copy upon request.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 2, 2004

GROUPE DANONE

By:	/s/ EMMANUEL FABER
	Name:	Emmanuel Faber
	Title:	Senior Vice-President—Finance, Strategy and Information Systems

INDEX TO THE FINANCIAL STATEMENTS

GROUPE DANONE

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the stockholders of GROUPE DANONE

We have audited the accompanying consolidated balance sheets of GROUPE DANONE and its subsidiaries (together, the “Group”) as of December 31, 2003, 2002 and 2001 and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for each of the three years in the period ended December 31, 2003, all expressed in Euros. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2003, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Euro for each of the three years in the period ended December 31, 2003 and the determination of consolidated stockholders’ equity at December 31, 2003, 2002 and 2001 to the extent summarized in Note 2 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS AUDIT

Paris, France

March 9, 2004

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31,
	Notes	2001	2002	2003
		(In millions of euro)
Net sales		14,470	13,555	13,131
Cost of goods sold		(7,196)	(6,442)	(5,983)
Selling expenses		(4,331)	(4,170)	(4,176)
General and administrative expenses		(988)	(964)	(977)
Research and development expenses		(126)	(133)	(130)
Other (expense) income	23	(220)	(256)	(261)

Operating income		1,609	1,590	1,604
Non-recurring items	3	(757)	458	(60)
Interest expense, net	24	(180)	(110)	(70)

Income before provision for income taxes and minority interests		672	1,938	1,474
Provision for income taxes	25	(416)	(490)	(488)

Income before minority interests		256	1,448	986
Minority interests		(163)	(182)	(184)
Share in net income of equity method companies		39	17	37

Net income		132	1,283	839

PER SHARE INFORMATION (Note 1 and Note 14)

	Amounts in euro
	(except number of shares)
Number of shares used in calculating:
—basic earnings per share	139,362,077	131,850,131	127,291,635
—diluted earnings per share	142,697,380	137,241,129	131,598,248
Basic earnings per share	0.95	9.73	6.59
Diluted earnings per share	0.97	9.43	6.45

The notes on pages F-7 to F-59 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2001	2002	2003
ASSETS		(In millions of euro)
Property, plant and equipment	5	8,547	6,895	6,630
Less: accumulated depreciation		(4,473)	(3,903)	(3,896)

		4,074	2,992	2,734

Brand names	6	1,615	1,259	1,274
Other intangible assets (net)	6	119	234	249
Goodwill (net)	6	4,603	2,734	2,143

		6,337	4,227	3,666

Investments accounted for under the equity method	7	1,024	1,066	2,073
Investments in non-consolidated companies	8	429	634	766
Long-term loans	9	209	388	457
Other long term assets	10	900	284	286

		2,562	2,372	3,582

Non-current assets		12,973	9,591	9,982

Inventories	11	764	592	571
Trade accounts and notes receivable	12	1,094	820	798
Other accounts receivable and prepaid expenses	12	770	775	648
Short-term loans		190	128	92
Marketable securities	13	396	2,801	1,763
Cash and cash equivalents		713	568	451

Current assets		3,927	5,684	4,323

Total assets		16,900	15,275	14,305

LIABILITIES AND STOCKHOLDERS’ EQUITY
Capital stock (par value € 1 per share; shares issued 2003: 134,975,493—2002: 137,335,122—2001:141,033,427)		141	137	135
Additional paid-in capital		1,150	649	336
Retained earnings	14	5,560	6,568	7,113
Cumulative translation adjustments		(301)	(1,441)	(1,914)
Treasury stock		(603)	(826)	(846)

Stockholders’ equity		5,947	5,087	4,824

Minority interests		780	729	704
Convertible bonds	16	1,000	1,000	624
Long-term debt	17	4,425	3,092	3,547
Retirement indemnities, pensions and post-retirement healthcare benefits	18	334	272	259
Provisions and other long-term liabilities	19	542	492	361

Stockholders’ equity and non-current liabilities		13,028	10,672	10,319

Trade accounts and notes payable	20	1,715	1,516	1,586
Accrued expenses and other current liabilities	20	1,646	1,541	1,535
Short-term debt and bank overdrafts		511	1,546	865

Current liabilities		3,872	4,603	3,986

Total liabilities and stockholders’ equity		16,900	15,275	14,305

The notes on pages F-7 to F-59 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2001	2002	2003
	(In millions of euro)
Net income	132	1,283	839
Minority interests in net income of consolidated subsidiaries	163	182	184
Share in net income of equity method companies	(39)	(17)	(37)
Depreciation and amortization	777	721	599
Other	578	(591)	(125)

Cash flows provided by operations	1,611	1,578	1,460
(Increase) decrease in inventories	(21)	11	(15)
(Increase) decrease in trade accounts and other accounts receivable(1)	460	(109)	37
Increase (decrease) in trade accounts and other accounts payable	180	148	155
Changes in other working capital items	10	13	16

Net change in current working capital	629	63	193

Cash flows provided by operating activities	2,240	1,641	1,653

Capital expenditure	(737)	(603)	(543)
Purchase of businesses and other investments	(1,071)	(495)	(1,088)
Proceeds from sales of businesses and other investments	218	3,410	216
(Increase) decrease in long-term loans and other assets	108	(232)	(27)

Cash flows (used in) provided by investing activities	(1,482)	2,080	(1,442)

Increase in capital and additional paid-in capital	46	47	32
Purchases of treasury stock	(921)	(786)	(368)
Dividends	(393)	(404)	(432)
Increase (decrease) in long-term debt	1,248	(467)	603
Increase (decrease) in short-term debt	(416)	245	(1,122)
(Increase) decrease in marketable securities	(146)	(2,418)	1,032

Cash flows (used in) provided by financing activities	(582)	(3,783)	(255)

Effect of exchange rate changes on cash and cash equivalents	(11)	(83)	(73)

Increase (decrease) in cash and cash equivalents	165	(145)	(117)
Cash and cash equivalents at beginning of year	548	713	568

Cash and cash equivalents at end of year	713	568	451

Supplemental disclosures
Cash paid during the year:
—interest	202	105	80
—income tax	453	431	511

(1)	Including the impact of the securitization program (see Note 12).

The notes on pages F-7 to F-59 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(excluding minority interests)

	Number of shares		In millions of euro
	Issued	Excluding treasury stock	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Treasury stock	Stockholders’ equity attributable to the Group
Balance as of December 31, 2000	149,086,208	140,980,336	149	2,191	5,696	(63)	(784)	7,189

Capital stock issues	447,219	447,219		45				45
Capital stock reduction	(8,500,000)	(8,500,000)	(8)	(1,086)				(1,094)
Net income for 2001					132			132
Dividends paid					(268)			(268)
Translation adjustments						(238)		(238)
Change in treasury stock		1,760,193					181	181

Balance as of December 31, 2001	141,033,427	134,687,748	141	1,150	5,560	(301)	(603)	5,947

Capital stock issues	501,695	501,695		45				45
Capital stock reduction	(4,200,000)	(4,200,000)	(4)	(546)				(550)
Net income for 2002					1,283			1,283
Dividends paid					(275)			(275)
Translation adjustments						(1,140)		(1,140)
Change in treasury stock		(1,697,610)					(223)	(223)

Balance as of December 31, 2002	137,335,122	129,291,833	137	649	6,568	(1,441)	(826)	5,087

Capital stock issues	340,371	340,371		32				32
Capital stock reduction	(2,700,000)	(2,700,000)	(2)	(345)				(347)
Net income for 2003					839			839
Dividends paid					(294)			(294)
Translation adjustments						(473)		(473)
Change in treasury stock		(363,437)					(20)	(20)

Balance as of December 31, 2003	134,975,493	126,568,767	135	336	7,113	(1,914)	(846)	4,824

As of December 31, 2003, the negative translation adjustments related to currencies in the euro zone amounted to € 221 million.

The notes on pages F-7 to F-59 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—Summary of significant accounting policies

A.    First application of new accounting rules

In December 2002, the “Comité de la Réglementation Comptable” (« CRC ») adopted Rule CRC 02-10 related to the depreciation and amortization of assets. This rule, which was amended by Rule CRC 03-07 in December 2003, is effective as from January 1, 2005 with an early adoption permitted as from January 1, 2002. The Group has not anticipated the adoption of this new rule and does not expect it to have a significant impact on its income statement or financial position.

In April 2003, the “Conseil National de la Comptabilité” (« CNC ») issued recommendation n° 2003-R.01 relating to the recognition and measurement principles of pensions and post-employment benefits. This recommendation is effective as from January 1, 2004 with an early adoption permitted as from January 1, 2003. The Group has not anticipated the adoption of this recommendation and does not expect it to have a significant impact on its income statement or financial position.

In October 2003, CNC issued recommendation n°2003-R.02 relating to the consideration of environmental matters in companies’ statutory and consolidated financial statements. This recommendation is effective as from January 1, 2004 with an early adoption permitted as from January 1, 2003. The Group has not anticipated the adoption of this recommendation and does not expect it to have a significant impact on its income statement or financial position.

B.    Consolidation principles

The consolidated financial statements of GROUPE DANONE, its subsidiaries and affiliates (together, the “Group”) have been prepared in accordance with French generally accepted accounting principles (“French GAAP”). Differences between accounting principles adopted by the Group under French GAAP and generally accepted accounting principles in the United States of America (“US GAAP”) are summarized in Note 2.

All subsidiaries in which the Group holds, directly or indirectly, a controlling interest are consolidated. All assets, liabilities and income statement items relating to those subsidiaries are reflected in the Group’s consolidated financial statements, after elimination of intercompany balances and transactions. The minority interests in consolidated subsidiaries are excluded from stockholders’ equity and are presented in a separate caption in the consolidated balance sheet.

Affiliated companies in which the Group exercises, directly or indirectly, significant influence are accounted for using the equity method. Under this method, the Group accounts for its proportionate share in the investee’s net income and net assets.

Investments in companies that meet the above-mentioned criteria but are not included in the scope of consolidation are reflected as investments in non-consolidated companies. The inclusion of such companies in the scope of consolidation would not have a significant impact on the consolidated financial statements.

In 2003, 165 companies were included in the scope of consolidation (2002: 152 and 2001: 162), out of which 138 were consolidated (2002: 129 and 2001: 142) and 27 were accounted for under the equity method (2002: 23 and 2001: 20). A list of the subsidiaries and equity affiliates that are included in the scope of consolidation as of December 31, 2003, as well as a list of the changes in the scope of consolidation that occurred in 2003, is presented in Note 30.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net income of subsidiaries or equity affiliates acquired (disposed of) during the year is included in the consolidated income statement as from the acquisition date (up until the disposal date).

All significant intercompany balances and transactions (including dividends) are eliminated in the consolidated financial statements.

C.    Foreign currency translation

Transactions denominated in foreign currencies

At year-end, accounts receivable and accounts payable denominated in foreign currencies are translated into euro using year-end exchange rates. Unrealized foreign exchange gains and losses on accounts receivable and payable denominated in foreign currencies are recognized in the income statement under “Other expense and income”, except those arising from (i) transactions of a long-term investment nature and (ii) financial debts denominated in foreign currencies that are used to hedge long-term investments denominated in the same currencies. Such unrealized gains and losses are reflected in stockholders’ equity, under the heading “Cumulative translation adjustments”.

Translation of financial statements of foreign operations

Financial statements of foreign operations are translated into euro as follows:

•	balance sheet items are translated using year-end exchange rates;

•	income statement items are translated using the average exchange rate for the year;

•	the resulting exchange differences, which are included in stockholders’ equity under the heading “Cumulative translation adjustments”, are recognized in the income statement when the related foreign investments are sold or liquidated.

Where the functional currency is not the local currency (highly inflationary countries like Romania and Turkey), the translation of the financial statements into euro differs from that described above: tangible and intangible assets, long-term investments and stockholders’ equity along with the related income statement items are translated into euro at the appropriate historical exchange rates. The exchange differences arising from the use of different exchange rates (historical exchange rates for some items and closing exchange rates for others) are recorded in the line “Other expense and income” in the consolidated income statement.

D.    Intangible assets

Goodwill

Upon acquisition of a subsidiary or affiliate, the acquisition cost is allocated on a fair value basis to the identifiable assets and liabilities acquired. The difference between the cost of acquisition and the Group’s share in the fair value of the assets and liabilities acquired is recorded under the heading “Goodwill” for consolidated entities and under the heading “Investments accounted for under the equity method” for equity affiliates.

Goodwill arising from the acquisition of a foreign entity is recorded in the functional currency of the entity acquired.

Goodwill is amortized over a period ranging from twenty to forty years, mainly over forty years, depending on the assumptions, objectives and expectations existing at the date of acquisition.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill is subject to an exceptional amortization when its fair value becomes durably lower than its carrying value. The fair value of goodwill, which corresponds to the higher of market value and value in use, is reviewed for impairment at least annually. Value in use is assessed with reference to the expected future discounted cash flows or multiples of earnings. Future cash flows are derived from the subsidiaries and affiliates’ business plans, which usually cover a period of five years. Future cash flows beyond that period are extrapolated using a perpetual growth rate that is specific to the entity under review. Cash flows are then discounted using a weighted average cost of capital that is specific to the country where the entity operates. Market value corresponds to the estimated net selling price that could be obtained by the Group in an arm’s length transaction.

Brands and other intangible assets

Acquired brands with a substantial and long-term sustainable value that are supported by advertising expenses and which have an indefinite useful life are recorded under the heading “Brand names” in the consolidated balance sheet.

The valuation of these brands is generally determined with the assistance of valuation specialists, taking into account various factors, including brand awareness and earnings contribution. These brands, which are legally protected, are not amortized. Brand names are subject to exceptional amortization when their carrying value becomes durably higher than their market value. Brand names that are determined to have a finite life are reflected under the heading “Other intangible assets, net” in the consolidated balance sheet. They are amortized over their estimated useful life, which does not exceed forty years.

Purchased goodwill (“fonds de commerce”), licenses, patents, leasehold rights and other acquired intangible assets are recorded at acquisition cost under the heading “Other intangible assets, net” in the consolidated balance sheet. They are amortized on a straight-line basis over their estimated useful lives, not exceeding forty years.

E.    Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition or at construction cost.

Leased assets are recorded as fixed assets in the consolidated balance sheet, for an amount equivalent to the discounted value of future lease payments, when, in substance, the terms of the lease transfers to the Group the majority of the risks and rewards associated with the ownership of the asset.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives as follows:

•	Rental property: 50 years;

•	Buildings: 15 to 40 years;

•	Machinery and equipment: 6 to 15 years;

•	Other: 3 to 10 years.

The Group reviews the fair value of property, plant and equipment when circumstances or events indicate that they may be impaired. Fair value corresponds to the highest between value in use and market value. Value in

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

use is estimated on the basis of the discounted cash flows the asset (or group of assets) is expected to generate over its estimated useful life. Market value corresponds to the estimated net selling price that could be obtained by the Group in an arm’s length transaction. An exceptional depreciation is recorded when the fair value of an asset appears to be durably less than its carrying value.

Interest relating to funds borrowed to finance construction of property, plant and equipment is included in the cost of the asset during the construction period.

Refundable containers are recorded at cost. They are depreciated on a straight-line basis, based on available statistics for each company, over the shortest of the following estimated useful lives:

•	physical useful life, taking into account the internal and external breakage rates and wear and tear;

•	commercial useful life, taking into account planned or likely modifications of containers.

Liabilities for deposits received are revalued when refundable rates per container change. Any loss arising from changes in refundable rates is charged to income as incurred.

F.    Investments in non-consolidated companies

Investments in non-consolidated companies are recorded at cost of acquisition (including direct costs associated with the acquisition, net of tax). An allowance is recorded when the value in use of non-consolidated investments becomes durably lower than their carrying value. Value in use is determined based on a multi-criteria analysis, including market value, expected profitability and revalued net assets. Dividends received from non-consolidated investments are recorded in the income statement of the year during which they are received.

G.    Inventories

Inventories are stated at the lower of cost or market value. Cost is primarily determined using the weighted average method.

H.    Marketable securities

Marketable securities are carried at the lower of cost or market value. As of December 31, 2003, 2002 and 2001, cost approximated market value.

I.    Cash and cash equivalents

Cash equivalents consist of highly liquid investments, debt instruments and deposits with a maturity of three months or less at the date of purchase. Cash equivalents are carried at cost, which approximates market value.

J.    Treasury stock

GROUPE DANONE’s capital stock held by the Company and its subsidiaries is reflected as a reduction of total stockholders’ equity under the heading “Treasury stock” at historical cost.

K.    Grants and subsidies

Investment subsidies are reflected in the balance sheet under the heading “Provisions and other long-term liabilities”. They are released to income (under “Other expense and income”) on a straight-line basis over the estimated useful lives of the related fixed assets.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other grants and subsidies are recorded in the line “Other expense and income” in the income statement of the year during which these grants are earned.

L.    Income taxes

Deferred income taxes are recorded for all temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes, except those differences that relate to:

•	goodwill;

•	acquired brand names, as these assets, although identifiable, cannot be sold separately.

Deferred taxes are calculated using the liability method, applying the last enacted income tax rates expected to be applicable when the temporary differences will reverse. Income taxes relating to the subsidiaries’ undistributed retained earnings are provided for when distribution of these retained earnings is expected in the foreseeable future.

Deferred tax assets are provided for when it is more likely than not that these taxes will not be recovered.

M.    Retirement indemnities, pension costs and post-retirement healthcare benefits

The Group’s benefit obligations relating to defined benefit pension and retirement indemnity schemes are calculated using actuarial assumptions that take into account the economic situation of each country.

These obligations are covered either through provisions recorded in the balance sheet over the period the rights are acquired or through assets held in externally managed funds to which the Group contributes.

The Group’s obligations relating to post-retirement benefits are recognized over the period during which the rights are acquired by the employees. Accrued obligations are based on actuarial valuations that take into account assumptions regarding mortality and future healthcare cost trends.

Gains and losses resulting from changes in the actuarial assumptions that are used to calculate the obligations and estimated return on assets are recognized in the income statement over the estimated average residual active life of the employees, for the portion of the changes that exceeds 10% of the higher of the obligation and the plan assets.

N.    Provision for risks and liabilities

Provision for identified risks and liabilities of uncertain timing or amount are recorded when the Group has a present obligation to a third party as a result of a past event and it is certain or probable that this obligation will result in a net outflow of resources for the Group.

O.    Financial instruments

The Group uses derivative financial instruments, mainly through specialized subsidiaries, for the purpose of managing its exposure to currency and interest rate risks. As a policy, the Group does not enter into speculative or leveraged transactions, nor does the Group hold or issue financial instruments for trading purposes.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue and expenses resulting from the use of these financial instruments are recorded in the income statement in the same manner as the underlying hedged items:

•	differences between interest receivable and interest payable as they relate to swaps are recorded as an interest expense over the life of the hedged item;

•	exchange gains and losses relating to derivative financial instruments used to hedge firm commitments or highly probable future transactions are recorded when the transaction occurs,

•	gains and losses relating to derivative financial instruments used to hedge net investments in foreign subsidiaries are recorded under the heading “Cumulative translation adjustments”, a component of stockholders’ equity. They are recorded in the income statement when the underlying investments are sold or liquidated.

Derivative financial instruments that are not classified as hedging instruments are recorded at fair value at year-end, with realized or unrealized gains and losses recorded in the income statement.

P.    Net sales

Revenues are recognized when title and risk of loss pass to the customers in accordance with customer purchase orders or sales agreements.

Uncollectible accounts are estimated and reserved for based on each subsidiary’s historical experience. The method of determining such reserve has not changed over the last three years.

Net sales are also stated net of trade discounts and customer allowances, except for trade support actions that are generally invoiced by customers, and which are treated as selling expenses.

If consideration given by the Group to its customers and resellers were classified as a reduction of sales, rather than as selling expenses, net sales would have been reduced by € 1,069 million, € 1,047 million and € 1,120 million in 2001, 2002 and 2003, respectively.

Q.    Advertising expenses

Advertising costs are expensed as incurred. They amounted to € 810 million, € 845 million and € 883 million in 2001, 2002 and 2003, respectively.

R.    Research and development

Research and development costs are expensed as incurred.

S.    Non-recurring items

Non-recurring items comprise significant items that, because of their unusual or non-recurring nature, cannot be viewed as inherent to the operating activities of the Group. They include, among others, capital gains and losses on disposals of companies, restructuring costs and exceptional impairment of long-lived assets.

T.    Earnings per share

Basic earnings per share are based on the weighted average number of shares outstanding during the year after deducting GROUPE DANONE’s treasury stock held by the Company and its subsidiaries.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Diluted earnings per share are calculated in a similar manner, except that the number of shares is increased to take into account shares that could potentially be created (convertible bonds, options to subscribe or purchase shares) and the numerator is increased to take into account the related theoretical reduction in interest charges, net of tax.

U.    Use of estimates

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

V.    Reclassification

Certain amounts in the accompanying 2001 and 2002 financial statements may have been reclassified from previously issued financial statements to conform to the 2003 presentation. In particular goodwill relating to equity affiliates has been reclassified and is now presented under the heading “Investments accounted for under the equity method”.

NOTE 2—Summary of differences between accounting principles followed by the Group and United States generally accepted accounting principles

The Group’s financial statements have been prepared in accordance with French generally accepted accounting principles (“French GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”).

A.    Description of main differences

The main differences between French GAAP and US GAAP, as they relate to the Group, are discussed in further detail below:

1.    Brand names and goodwill amortization

Under French GAAP, brand names acquired in a purchase business combination are not systematically amortized whereas goodwill is systematically amortized over a period that reflects, as fairly as possible, the assumptions, objectives and prospects existing at the date of acquisition. Brand names and goodwill are subject to impairment reviews at least annually. An impairment is recorded when the value in use appears to be durably less than the carrying value, where value in use corresponds to the higher of fair value and net selling price.

Effective January 1, 2002, the Group adopted SFAS 142, Goodwill and Other Intangible Assets, for the purpose of this reconciliation. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful life and instead requires that goodwill and intangible assets with indefinite useful life be tested for impairment at least annually. As a consequence, goodwill amortization charges recorded in the Group’s financial statements (€ 97 million in 2003 and € 122 million in 2002) are reversed for the purpose of preparing this reconciliation.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to the adoption of SFAS 142, the Group was applying APB 17, Intangible Assets, for the purpose of this reconciliation. Under APB 17, intangible assets such as brand names and goodwill had to be amortized over their estimated useful life, which could not exceed forty years. Up until the adoption of SFAS 142, the Group’s brand names were amortized over a forty-year period, resulting in amortization charges of € 42 million being recorded in 2001 for the purpose of this reconciliation.

Consequently, the net book value of goodwill and brand names under French GAAP differs from the net book value of goodwill and brand names under US GAAP. Additionally, impairment charges and capital gains or losses resulting from disposals of operations may be different under French GAAP and under US GAAP.

2.    Goodwill relating to the acquisition of foreign subsidiaries

In the Group’s financial statements, goodwill relating to the acquisition of subsidiaries in the Euro zone (relating to the acquisition of most foreign subsidiaries until 2000) is translated into euro using a historical exchange rate. Under US GAAP, goodwill is translated into euro using the closing exchange rate, with the difference between the historical and the closing exchange rates being reflected in the “Cumulative translation adjustments” component of stockholders’ equity.

In the Group’s financial statements, amortization of goodwill relating to subsidiaries acquired in the Euro zone is computed based on the gross values of goodwill translated at the historical exchange rate. Under US GAAP, prior to the adoption of SFAS 142, the annual amortization charge was translated into euro using the average exchange rate for the year.

3.    Stock-based compensation

Up until January 1999, the Group granted to eligible employees stock options with exercise prices that were lower than the stock prices prevailing at the grant dates. As from January 1999, the exercise price of stock options equals the fair market value of the stock at grant date. In accordance with French GAAP, the Group did not record any compensation expense in relation with the discount granted to employees.

Under US GAAP, for the purpose of this reconciliation, the Group accounts for stock-based compensation under the recognition and measurement principles of APB 25, Accounting for Stock Issued to Employees. Accordingly, stock-based compensation cost relating to options granted prior to 1999 was recognized in the income statement over the vesting period, resulting in an additional charge of € 1.5 million in 2003 (€ 0.2 million in 2002 and € 1 million in 2001).

4.    Investment in debt and equity securities

Under French GAAP, investments in debt and non-consolidated equity securities are recorded at their acquisition cost. An allowance is recorded when their value in use appears to be durably less than their carrying value. Value in use is determined based on a multi-criteria analysis, including fair value, expected profitability and revalued net assets. Unrealized gains and temporary unrealized losses are not recognized.

Under US GAAP, investments in debt and equity securities are classified into three categories: trading (used as part of a company’s cash management activities), held to maturity (company has a positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). The Group mainly holds available-

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for-sale equity securities. These securities are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in Other Comprehensive Income, a component of stockholders’ equity. Unrealized losses that are other than temporary are charged in the income statement.

5.    Deferred income taxes on brand names

Under French GAAP, deferred income taxes relating to brand names acquired in a purchase business combination are not recorded.

Under US GAAP, a deferred tax liability computed at the local tax rate applicable to long-term capital gains must be recorded on certain intangible assets acquired in purchase business combinations and goodwill must be increased by the same amount. Prior to SFAS 142, the deferred tax liability was released to the income statement as the related intangible asset was amortized.

Had US GAAP been applied, long-term deferred tax liabilities and goodwill would have been increased by € 241 million as of December 31, 2003 (€ 252 million as of December 31, 2002). In 2001, prior to the adoption of SFAS 142, an additional goodwill amortization of € 11 million would have been recorded under US GAAP.

6.    Purchase accounting—Fair value

Under French GAAP, upon acquisition of a less than 100% owned subsidiary, the identifiable assets and liabilities are recorded at their fair values at the date of acquisition, and any minority interests are stated at the minority’s proportion of interest in the fair value of the identifiable assets and liabilities.

Under US GAAP, identifiable assets and liabilities are measured at their fair value at the date of acquisition to the extent of the Group’s interest in the assets and liabilities. The minority’s interest in the identifiable assets and liabilities is stated based on the pre-acquisition carrying amounts of these assets and liabilities. Consequently, under US GAAP, the minority’s interest in acquired brand names should be reversed, thus decreasing brand names and minority interest by € 137 million as of December 31, 2003 (€ 133 million as of December 31, 2002).

7.    Derivative financial instruments

Under French GAAP, derivative financial instruments that are treated as hedging instruments are not reflected in the balance sheet. Any gain or loss relating to those derivatives are deferred and recognized in the income statement in the period during which the underlying hedged items affect earnings.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivative financial instruments (including certain derivative instruments embedded in other contracts) be reflected in the balance sheet at fair value. When derivatives are designated as fair value hedges, changes in the fair value of both the derivatives and the hedged items are recognized in the income statement. When derivatives are designated as cash flow hedges, the effective portion of changes in their fair value is recorded in Other Comprehensive Income: this effective portion is recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are directly recognized in the income statement.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Had US GAAP been applied, net income would have been decreased by € 3 million in 2003 (net income would have been increased by € 23 million in 2002 and € 6 million in 2001) and stockholders’ equity would have been increased by € 2 million as of December 31, 2003 (€ 13 million as of December 31, 2002).

8.    Restructuring costs

Under French GAAP, restructuring costs are recorded when a detailed restructuring plan has been decided upon by management and communicated to third parties. These restructuring costs include costs related to employee benefits, costs associated with the reduction of production lines and charges relating to impairments and disposals of assets.

Under US GAAP, certain employee benefits, such as relocation costs and transfer benefits (that were accrued for until December 31, 2001 under French GAAP), do not qualify as exit costs and must be expensed as incurred. For the purpose of reconciling to US GAAP, restructuring provisions were decreased, and net earnings increased, by € 8 million as of December 31, 2001. In 2002, these costs were charged to income when incurred.

9.    Pension liability

Under US GAAP, SFAS 87, Employers Accounting for Pensions, requires that when the fair value of plan assets is lower than the Accumulated Benefit Obligation (“ABO”), the pension liability must be adjusted to reflect the difference. An equal amount must be recorded as an intangible asset or as a reduction in shareholders’ equity for the portion that exceeds the amount of unrecognized prior service cost.

Had US GAAP been applied, pension liabilities, net of related deferred taxes, would have been increased by € 42 million as of December 31, 2003 (€ 42 million as of December 31, 2002) and stockholders’ equity would have been decreased by the same amount.

10.    Securitization program

In 2001, the Group entered into a securitization program with financial institutions to sell without recourse accounts receivable for a total amount of up to € 760 million (see Note 12). In the consolidated financial statements, the transferred receivables qualify for sale accounting and therefore are no longer included in the balance sheet. The cost of the securitization program is recorded as an interest expense.

This securitization program also qualifies for sale accounting under SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. However, under US GAAP, the cost of the securitization program would be reflected as an operating expense. Consequently, expenses amounting to € 17 million (€ 23 million and € 20 million in 2002 and 2001, respectively) would have been reclassified from interest expenses to operating expenses.

11.    Comprehensive income

Comprehensive income is the term used to define all non-owner changes in stockholders’ equity. Comprehensive income is a concept that does not exist in French GAAP. Under US GAAP, comprehensive income includes net income and the following items:

•	additional paid-in capital related to compensation cost on shares issued to employees,

•	net unrealized gains/losses relating to available for sale securities,

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	movements in cumulative translation adjustments,

•	negative equity adjustments as an additional pension liability not yet recognized as net periodic pension cost,

•	effective portion of changes in the fair value derivative instruments designated as cash flow hedges.

12.    Presentation differences—Operating income

Under French GAAP, operating income excludes the non-recurring items discussed in Note 3. US GAAP requires that non-recurring items be included in operating income.

13.    Presentation differences—Net sales and selling expenses

Under French GAAP, consideration given by a vendor to a customer or a reseller of the vendor’s products is usually recorded as promotional expenses within selling expenses. Under US GAAP, EITF 01-09, Accounting for consideration given by a vendor to a customer (including a reseller of the vendor’s products), requires that certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, be classified as a reduction of sales rather than as selling expenses when there is no separately identifiable and measurable benefit in exchange of the consideration. Based on the nature of the expenses incurred, the Group has determined that there is no separately identifiable and measurable benefit as described in EITF 01-09 associated with these expenses and therefore they are classified as a reduction of revenue.

Under US GAAP, consistently with EITF 01-09, net sales and selling expenses would be reduced by approximately € 1,120 million in 2003 (€ 1,047 million in 2002 and € 1,069 million in 2001). This reclassification has no impact on operating income or net income.

14.    Presentation differences—Cash flow statement

Under US GAAP, a subtotal “Cash flows provided by operations” would not be shown.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

B.    Reconciling statements

Reconciliation of Net Income and Determination of Comprehensive Income

The reconciliation of net income from French GAAP to US GAAP, together with the reporting of US GAAP comprehensive income is as follows:

	Year ended December 31,
(All amounts in millions of euro except per share data)	2001	2002	2003
Net income under French GAAP	132	1,283	839
US GAAP adjustments:
1. Brand names and goodwill amortization	(42)	122	97
2. Brand names and goodwill impairment losses	20	(2)	—
3. Additional capital gain (or loss) on disposal under US GAAP	—	(7)	—
4. Amortization of goodwill of foreign subsidiaries	3	—	—
5. Compensation costs under stock option plans	(1)	—	(1)
6. Derivative instruments	9	36	(4)
7. Available-for-sale securities	—	9	(10)
8. Restructuring costs	13	(13)	—

Net income with US GAAP adjustments before tax effect and minority interests	134	1,428	921
Tax effect of the above adjustments	67	(8)	2
Minority interests effect of the above adjustments	4	—	—

Net income under US GAAP	205	1,420	923

Basic earnings per share under US GAAP	1.47	10.77	7.25
Diluted earnings per share under US GAAP	1.48	10.43	7.08

Net income under US GAAP, a component of comprehensive income	205	1,420	923
Other comprehensive income, net of tax:
• Additional paid-in capital related to compensation costs on shares issued to employees	1	—	1
• Change in net unrealized gains/losses on available-for-sale securities	(24)	(38)	18
less: Reclassification adjustment for net gains/losses included in net income	—	—	—
• Change in cumulative translation adjustments	(508)	(1,221)	(477)
less: Reclassification adjustment for net gains/losses included in net income	—	141	—
Minimum pension liability	(25)	(17)	(1)

Other comprehensive income (loss) under US GAAP	(556)	(1,135)	(459)

Comprehensive income (loss) under US GAAP	(351)	285	464

As explained above, non-recurring items are excluded from operating income under French GAAP. Under US GAAP, non-recurring items should be included within operating income.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation between operating income under French GAAP and operating income under US GAAP can be presented as follows:

(In millions of euro)	2001	2002	2003
Operating income as reported in the consolidated income statement	1,609	1,590	1,604
Impairment of goodwill and other assets	(455)	(840)	—
Restructuring charges and integration costs	(243)	(119)	(75)
Beer capital gain	—	1,819	—
Domestic Water Retail USA capital loss	—	(322)	—
Other gains (losses) on disposals	—	(112)	13
Goodwill and brands amortization	(39)	115	84
Gains and losses on transfer of accounts receivable	(20)	(23)	(17)
Impact of derivative financial instruments	12	50	(21)
Other	(27)	—	2

Operating income under US GAAP	837	2,158	1,590

Reconciliation of stockholders’ equity

The reconciliation of stockholders’ equity from French GAAP to US GAAP is as follows:

(In millions of euro)	2001	2002	2003
Stockholders’ equity under French GAAP	5,947	5,087	4,824
US GAAP adjustments:
1. Brand names and goodwill amortization	(455)	(260)	(158)
2. Goodwill relating to the acquisition of foreign subsidiaries	51	(45)	(45)
3. Unrealized gains on available-for-sale securities	99	65	69
4. Derivative instruments	9	20	2
5. Restructuring costs	13	—	—
6. Minimum pension liability	(36)	(60)	(59)
7. Other	(25)	—	—
Tax effect of the above adjustments	(82)	(4)	6
Minority interests effect of the above adjustments	33	33	32

Stockholders’ equity under US GAAP	5,554	4,836	4,671

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

US GAAP statement of changes in stockholders’ equity

(All amounts in millions of euro)
Balance as of December 31, 2000	7,041

Capital stock issues	45
Capital stock reduction	(1,094)
Dividends paid	(268)
Movements on treasury shares	181
Net income under US GAAP for 2001	205
Other comprehensive loss under US GAAP for 2001	(556)

Balance as of December 31, 2001	5,554

Capital stock issues	45
Capital stock reduction	(550)
Dividends paid	(275)
Movements on treasury shares	(223)
Net income under US GAAP for 2002	1,420
Other comprehensive loss under US GAAP for 2002	(1,135)

Balance as of December 31, 2002	4,836

Capital stock issues	32
Capital stock reduction	(347)
Dividends paid	(294)
Movements on treasury shares	(20)
Net income under US GAAP for 2003	923
Other comprehensive loss under US GAAP for 2003	(459)

Balance as of December 31, 2003	4,671

C.    Condensed balance sheets and income statements under US GAAP

Condensed balance sheets under US GAAP

The table below presents a condensed balance sheet under US GAAP as of December 31, 2001, 2002 and 2003:

(In millions of euro)	2001	2002	2003
Current assets	3,951	5,748	4,372
Non current assets	12,876	9,512	9,983

Total assets	16,827	15,260	14,355

Current liabilities	3,908	4,643	4,022
Non-current liabilities	6,719	5,185	5,096
Minority interests	646	596	566
Stockholders’ equity	5,554	4,836	4,671

Total liabilities and stockholders’ equity	16,827	15,260	14,355

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed income statements under US GAAP

The table below presents a condensed income statement under US GAAP for the years ended December 31, 2001, 2002 and 2003:

(In millions of euro)	2001	2002	2003
Net sales	13,401	12,508	12,011
Operating expenses	(12,564)	(10,350)	(10,421)
Operating income	837	2,158	1,590
Interest expense, net	(163)	(92)	(48)
Provision for income taxes	(349)	(497)	(485)
Share in net income of equity method companies	39	33	50
Minority interests	(159)	(182)	(184)
Net income	205	1,420	923

D.    Additional disclosures under US GAAP

Additional disclosures required by SFAS 115

As of December 31, 2002 and 2003, most of the Group’s investments in non-consolidated companies, other non-current assets and marketable securities, which consisted mainly of equity securities, were categorized as available-for-sale. As of December 31, 2003, the Group’s held-to-maturity securities amounted to € 76 million and the unrealized gains and losses relating to those securities was not material. As of December 31, 2002 and 2003, the fair value of available-for-sale securities could be detailed as follows:

(All amounts in millions of euro)	At December 31,
	2002	2003
Securities held by consolidated companies:
Cost	1,015	821
Gross unrealized gains(1)	90	94
Gross unrealized losses(1)	(35)	(25)

Estimated fair value	1,070	890

Securities held by entities accounted for under the equity method:
Group’s share in net unrealized gains	—	—

(1)	Stated before any tax effect.

As of December 31, 2003, the aggregate fair value of investments with unrealized losses amounted to € 43 million. The unrealized losses resulted from approximately € 16 million of exchange differences on investments quoted in foreign currency.

As of December 31, 2002 and 2003, investments were included in the following captions of the consolidated balance sheet:

(All amounts in millions of euro)	At December 31,
	2002	2003
Investments in non-consolidated companies	693	835
Other non-current assets	287	55
Marketable securities	90	—

	1,070	890

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2003, proceeds received from disposals of available-for-sale securities and the related gains that were included in the income statement amounted to € 122 million and € 15 million, respectively. In 2002, such proceeds and gains were not material. The cost of securities sold usually corresponds to the average cost.

Additional disclosures required by SFAS 123

The Company accounts for its employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Amounts in millions of euro, except per share data)	Year ended December 31,
	2001	2002	2003
Net income under US GAAP, as reported	205	1,420	923
Add: Compensation cost under APB 25	1	—	1
Deduct: Compensation cost under SFAS 123	(24)	(21)	(28)

Pro forma net income under US GAAP	182	1,399	896

Earnings per share under US GAAP:
• Basic, as reported	1.47	10.77	7.25
• Basic, pro forma	1.31	10.61	7.05
• Diluted, as reported	1.48	10.43	7.08
• Diluted, pro forma	1.32	10.27	6.78

The fair value of the options granted in 2001, 2002 and 2003 were estimated for the purposes of SFAS 123 disclosure requirements using the Black-Scholes model. The valuations were based on the following weighted average assumptions:

	2001	2002	2003
Risk-free interest rate	4.2%	3.1%	3.8%
Expected life	8 years	6 years	6 years
Expected volatility	29.0%	25.1%	23.3%
Expected dividend yield	2.0%	1.7%	1.9%

The weighted-average fair value of options granted in 2001, 2002 and 2003 was respectively € 34.9, € 30.1 and € 33.5 per option.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2003, there were 4,401,112 outstanding options, with a weighted average price of € 124. The following table summarizes information regarding outstanding and exercisable options as of December 31, 2003:

	Outstanding			Exercisable
	Number of options	Weighted average remaining life (years)	Weighted average exercise price (in euro)	Number of options	Weighted average exercise price (in euro)
Range of exercise price per share
From € 64 to € 104	612,080	2.59	85.53	612,080	85.53
From € 105 to € 129	2,078,632	5.38	119.04	1,039,507	119.54
From € 130 to € 160	1,710,400	5.69	143.78	1,023,000	147.34

Additional disclosures required by SFAS 133

The Group is exposed to certain market risks as part of its ongoing business operations and uses derivative financial instruments, where appropriate, to manage these risks.

Adoption of SFAS 133—On January 1, 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, which requires all derivative instruments to be recorded at fair value on the balance sheet. The adoption of SFAS 133 resulted in an increase in assets and liabilities of € 25 million and € 9 million, respectively, with € 11 million recognized in other comprehensive income and no impact on net income as the unrealized gain on derivatives was fully offset by the adjustments in the carrying value of the underlying liabilities. In 2001, all cash flow hedges recorded upon adoption were realized through income.

Fair Value Hedges—In 2003, ineffectiveness resulting from fair value hedging activities was not material to the Group’s results of operations. All components of the derivatives’ gain or loss are included in the assessment of hedge effectiveness. In 2001, 2002 and 2003, there were no hedged firm commitments that no longer qualified as fair value hedges.

Cash Flow Hedges—The Group does not have any cash flow type hedges that qualify as such under US GAAP.

Fair Value of financial instruments—The carrying amounts and fair values of the Group’s financial instruments are presented in Note 26. Currency derivative financial instruments are mainly comprised of forward exchange contracts: their fair value is recorded in other accounts receivable and prepaid expenses. Interest rate derivative financial instruments are mainly comprised of interest rate swaps and options: their fair value is recorded either in long-term debt or in short-term debt.

The difference between net income under French GAAP and US GAAP is a loss of € 3 million in 2003 (a profit of € 23 million in 2002 and € 6 million in 2001). The loss is mainly due to changes in the fair value of derivatives that are not designated as hedges under SFAS 133.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additional disclosures required by SFAS 141 and SFAS 142

On July 1, 2001, the Group adopted SFAS 141, Business Combinations, for the purpose of this reconciliation. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. On January 1, 2002, the Group adopted SFAS 142, Goodwill and Other Intangible Assets, for the purpose of this reconciliation. SFAS 142 addresses the recognition for goodwill and intangible assets, the amortization of intangible assets with finite lives and impairment testing. It eliminates the amortization of goodwill and indefinite-lived intangible assets.

For the purpose of determining the fair value of reporting units and indefinite-lived intangible assets, the Group usually uses methodologies based on future discounted cash flows and comparative market multiples. The assumptions used in these analyses are consistent with the Group’s internal business planning.

As a result of the adoption of SFAS 142, the Group ceased to amortize its goodwill and indefinite-lived brands for the purpose of this reconciliation. Had SFAS 142 been applied as of January 1, 2001, the Group estimates that net income and earnings per share would have been affected as follows:

	Year ended December 31,
	2001	2002	2003
Reported net income under US GAAP	205	1,420	923
• Add goodwill amortization	146	—	—
• Add brands amortization (net of tax effect)	40	—	—
• Add equity investee goodwill amortization	14	—	—

Adjusted net income under US GAAP	405	1,420	923

	Year ended December 31,
	2001	2002	2003
Reported earnings per share under US GAAP – Basic	1.47	10.77	7.25
• Add goodwill amortization	1.05	—	—
• Add brands amortization (net of tax effect)	0.28	—	—
• Add equity investee goodwill amortization	0.10	—	—

Adjusted earnings per share under US GAAP – Basic	2.90	10.77	7.25

	Year ended December 31,
	2001	2002	2003
Reported earnings per share under US GAAP – Diluted	1.48	10.43	7.08
• Add goodwill amortization	1.03	—	—
• Add brands amortization (net of tax effect)	0.28	—	—
• Add equity investee goodwill amortization	0.10	—	—

Adjusted earnings per share under US GAAP – Diluted	2.89	10.43	7.08

On January 1, 2002, goodwill was assigned to reporting units. Transitional impairment tests on goodwill and indefinite-lived intangible assets did not require adjustments to any of the Group’s goodwill and brands carrying values.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result of changes occurring in the first half of 2002 in (i) the economic conditions prevailing in Latin America and other emerging markets, and (ii) the competitive environment in certain packaged water markets, the Group conducted an impairment review of its goodwill and indefinite-lived brands. This review resulted in (i) impairment charges of approximately € 606 million being recorded with respect to subsidiaries’ goodwill and indefinite-lived brands and (ii) impairment charges of € 48 million being recorded with respect to equity affiliates.

Impairment losses recognized in 2002 can be broken down as follows:

(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Other Food Businesses	Containers	Total Divisions
Impairment relating to consolidated subsidiaries	265	178	160	3	—	606
Impairment relating to equity method investees	41	7	—	—	38	86

Total impairment losses	306	185	160	3	38	692

The € 606 million impairment loss relating to consolidated subsidiaries comprised a € 586 million goodwill impairment loss and a € 20 million write-off of the Group’s Bagley brand in Argentina.

The € 86 million impairment loss relating to equity method companies only comprised goodwill impairment charges.

As of December 31, 2003, goodwill can be broken down as follows (per reporting segment):

(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Other Food Businesses	Total Divisions
Consolidated subsidiaries	217	862	1,295	100	2,474
Equity method investees	257	408	46	—	711

Total	474	1,270	1,341	100	3,185

The Group performed its annual impairment testing of goodwill and indefinite-lived brands in the last quarter of 2003. These tests did not result in the recognition of impairment charges.

Effect of new accounting pronouncements

1.    Asset retirement obligations

In June 2001, the Financial Accounting Standards Board issued SFAS 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the Group recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The adoption of SFAS 143 by the Group on January 1, 2003 did not have any impact on its financial position and results of operations.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    Costs associated with exit or disposal activities

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supersedes EITF 94-3. It requires that a liability for a cost associated with an exit or disposal activities be recognized at its fair value when the liability is incurred, that is when a present obligation to others is created, rather than when the Group commits to an exit plan. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 by the Group on January 1, 2003 did not have a material impact on its financial position and results of operations.

3.    Guarantor’s accounting and disclosure requirements

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. It elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation is applicable on a prospective basis to guarantees issued or modified as from 2003. The disclosure requirements are effective for financial statements ending after December 15, 2002. The adoption of the interpretation No. 45 by the Group on January 1, 2003 did not have a material impact on its financial position and results of operations.

4.    Consolidation of variable interest entities

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, which addresses the consolidation by business enterprises of variable interest entities with certain characteristics. This Interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. This interpretation was revised in December 2003. The revised interpretation is effective for periods ending after December 15, 2003 for public entities that have interests in variable entities or special purpose entities. Application by public entities for all other types of entities is effective for periods ending after March 15, 2004. The adoption of Interpretation N°46 by the Group did not have a material impact on its financial position and results of operations.

5.    Financial instruments

In May 2003, the Financial Accounting Standards Board issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 addresses the accounting and classification for three types of freestanding financial instruments. SFAS 150 was originally effective upon issuance for new contracts entered into after May 31, 2003 and at the beginning of the first interim period after June 15, 2003 for any pre-existing contract. Pursuant to FASB Staff Position No 150-3, the effective date and transition provisions of SFAS 150 were modified. The adoption of some of the provisions of SFAS 150 in 2003 did not have a material impact on the Group’s financial position and results of operations.

6.    Revenue recognition

In May 2003, the Emerging Issues Task Force issued EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2004, with earlier adoption permitted. EITF 00-21 addresses the accounting of multiple-deliverable revenue arrangements and determines how the arrangement consideration should be measured, whether the arrangement should be divided into separate units of accounting and, if so, how the arrangement consideration should be allocated to the separate units of accounting. The Group does not expect EITF 00-21 to have a significant impact on its financial position and results of operations.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3—Non-recurring items

In 2003, non-recurring items mainly consisted of (i) restructuring costs, relating principally to the European Biscuits division reorganization, (ii) pre-retirement costs, and (iii) costs relating to the creation of the joint venture DS Waters LP in the United States of America (see Note 4).

In 2002, non-recurring items mainly included (i) a capital gain resulting from the disposal to Scottish & Newcastle of the company Kro Beer Brands, which owns the brand names Kronenbourg and 1664, (ii) a capital loss resulting from the divestiture of 51% of the Group’s domestic water retail businesses in the United States following an agreement with The Coca Cola Company, effective July 1, 2002, (iii) exceptional impairment losses of goodwill, tangible and intangible assets of businesses located in developing countries, mainly Latin America, and (iv) integration and restructuring costs of divested or acquired companies along with other restructuring costs, mainly relating to the European Biscuits division restructuring, which did not qualify as exit costs in 2001 and thus could only be recorded when incurred.

Furthermore, in 2002, net income of equity method companies included non-recurring items for a negative amount of € 33 million. These non-recurring items consisted of an exceptional impairment loss on goodwill relating to BSN Glasspack, restructuring costs of BSN Glasspack subsidiaries and a capital gain resulting from the sale of long-term investments by Mahou.

The non-recurring items impacted the different lines of the 2002 income statement as follows:

(In millions of euro)	Non-recurring items	Taxes	Minority interests	Share in net income of equity method companies	Net income
Beer capital gain	1,819	(37)	—	—	1,782
Domestic Water Retail USA capital loss	(317)	4	—	—	(313)
Other capital gains and losses	(109)	(7)	(7)	16	(107)
Exceptional impairment losses	(829)	36	1	(16)	(808)
Integration or restructuring costs	(74)	8	—	(33)	(99)

One-off exceptional items	490	4	(6)	(33)	455
Other restructuring costs	(32)	9	—	—	(23)

Non-recurring items	458	13	(6)	(33)	432

In 2001, non-recurring items included (i) the exceptional impairment loss of the Galbani goodwill for € 475 million, based on the estimated fair value of the cheese and cured meat activities of this company, which were sold in 2002, (ii) incurred or accrued restructuring costs relating to the European Biscuits division reorganization for € 236 million (see Note 19), (iii) a € 26 million charge for a European Union fine for non-competitive practices relating to the beer business in Belgium, and (iv) integration costs of newly acquired companies and restructuring costs, other than those related to the Biscuits restructuring, for € 20 million. After tax and minority interests, the asset impairment charges, the Biscuits restructuring costs and the European Union fine had a total negative impact on net income of € 648 million, whereas the other restructuring costs had a net negative impact of € 11 million.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4—Acquisitions

The Group’s main acquisitions in 2003 were as follows:

•	Acquisition of Sparkling Springs Waters Holdings (HOD –the United States, Canada, the United-Kingdom and the Netherlands).

The Group’s interest in Sparkling Springs Waters in the United-Kingdom and the Netherlands, along with the Group’s investment in Châteaud’eau International (acquired at the end of 2002) were subsequently contributed at their net book value to the Danone Springs of Eden B.V, a company created with Eden Springs Ltd. In addition, in 2003, the Group acquired an additional interest in the Danone Springs of Eden BV as well as a 20% interest in Eden Spring Ltd.

•	Acquisition of additional interests in Stonyfield Farm (Fresh Dairy Products – the United States), Danone Tikvesli (Fresh Dairy Products – Turkey) and Danone Hayat (Water – Turkey), resulting in the Group taking control of these companies,

•	Acquisition of an additional interest in Yakult (Fresh Dairy Products – Japan), bringing the Group’s interest in this company to approximately 20%,

•	Acquisition of a 3.22% additional interest in Danone Asia, the holding company that holds the Group’s investments in the Asia Pacific area.

In addition, in 2003 the Group contributed its HOD activities in the United States to DS Waters LP, a joint venture created with the Suntory Group Ltd. These activities were contributed for their net book value (US$ 920 million). This transaction did not have a significant impact on the Group’s net indebtedness.

The Group’s main acquisitions in 2002 were as follows:

•	Acquisition of Châteaud’eau International (HOD – Europe);

•	Acquisition of Frucor (Beverages – New Zealand);

•	Acquisition of an additional interest in Zywiec Zdroj (Water – Poland);

•	Acquisition of a 10% interest in National Foods (Fresh Dairy Products – Australia) and of a 6% interest in Wimm Bill Dann (Fresh Dairy Products and Beverages – Russia).

The Group’s main acquisitions in 2001 were as follows:

•	Acquisition of the companies San (Biscuits – Poland) and Fazer (Biscuits – Finland), which were bought from the United Biscuits Group;

•	Acquisition of a 50.1% interest in Al Safi Danone (Fresh Dairy Products – Saudi Arabia), a 50% interest in Pureza Aga (Water – Mexico) and a 51.08% interest in Zywiec Zdroj (Water – Poland);

•	Acquisition of additional interests in Aqua (Water – Indonesia), Mecaniver (Belgian holding company, which owns the Group’s American subsidiaries in the Water and the Fresh Dairy Products businesses), Galbani (Fresh Dairy Products – Italy) and Bagley (Biscuits – Argentina).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5—Property, plant and equipment

Property, plant and equipment can be detailed as follows:

	2001	2002	2003
(In millions of euro)	Net book value	Net book value	Gross value	Accumulated Depreciation	Net book value
Land	293	214	214	(23)	191
Buildings and rental property	997	753	1,409	(682)	727
Machinery and equipment	2,016	1,440	4,192	(2,801)	1,391
Refundable containers	76	81	182	(109)	73
Vehicles, office furniture and other	336	262	439	(281)	158
Capital assets in progress	356	242	194	—	194

Total	4,074	2,992	6,630	(3,896)	2,734

Changes in the net book value of property, plant and equipment can be detailed as follows:

(In millions of euro)	2001	2002	2003
As of January 1	3,964	4,074	2,992
Capital expenditure	717	593	532
Disposals	(54)	(102)	(49)
Changes in the scope of consolidation	149	(452)	(45)
Depreciation	(590)	(577)	(477)
Translation adjustments	(43)	(474)	(215)
Other	(69)	(70)	(4)

As of December 31	4,074	2,992	2,734

NOTE 6—Intangible assets

Intangible assets can be detailed as follows:

(In millions of euro)	2001	2002	2003
Gross amounts:
Goodwill	6,053	3,459	2,897
Brand names	1,660	1,259	1,274
Other intangible assets	373	459	459

Total	8,086	5,177	4,630
Accumulated amortization:
Goodwill	(1,450)	(725)	(754)
Other intangible assets	(299)	(225)	(210)

Total	(1,749)	(950)	(964)
Net intangible assets	6,337	4,227	3,666

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill

Changes in the net book value of goodwill relating to subsidiaries can be detailed as follows:

(In millions of euro)	2001	2002	2003
As of January 1	4,613	4,603	2,734
Increases	670	76	275
Decreases	(531)	(1,836)	(782)
Amortization	(149)	(109)	(84)

As of December 31	4,603	2,734	2,143

As of December 31, 2003, no individual goodwill represented more than 5% of the total, with the exception of the goodwill relating to LU, Volvic, Jacob’s Bakery and Saiwa, which in the aggregate amounted to a net book value of approximately € 978 million.

Increases and decreases in 2001, 2002 and 2003 mainly resulted from the acquisitions and divestitures of businesses (see Notes 3 and 4). In 2003, decreases resulted for € 590 million from the contribution of the Group’s HOD activities to DS Waters LP and for € 195 million from translation adjustments. In 2002, decreases resulted from (i) exceptional goodwill impairment losses for € 578 million (see Note 3), (ii) the divestiture of the Group’s USA Water Retail businesses for € 351 million, (iii) the divestitures of the companies Galbani, Dongxihu and Haomen for € 229 million, and (iv) changes in foreign exchange rates against euro, mainly in Latin America (€ 678 million).

Goodwill amortization, which amounted to € 84 million in 2003 (€ 109 million in 2002 and € 149 million in 2001), is recorded under the heading “Other expense and income” in the consolidated income statement.

Brand names

The heading “Brand names” in the consolidated balance sheet mainly consists of brands acquired in purchase business combinations. Brand names include, among others, the brand name Volvic, the Danone brand in Spain and the main brand names of the Group Biscuits operations.

In 2003, changes in brand names mainly resulted from the acquisition of an additional interest in Stonyfield Farm and from the appreciation of the euro.

In 2002, changes in brand names mainly resulted from the divestiture of the Galbani operations (€ 340 million) and the full impairment of the Bagley brand (Biscuits – Argentina).

NOTE 7—Entities accounted for under the equity method

The net book value of entities accounted for under the equity method can be broken down as follows:

(In millions of euro)	2001	2002	2003
Goodwill (net)	471	406	649
Group’s share in net assets of entities accounted for under the equity method	553	660	1,166
Loans to entities accounted for under the equity method	—	—	258

Total	1,024	1,066	2,073

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loans granted to entities accounted for under the equity method relate to preferred shares due from DS Waters LP for a total amount of US$ 325 million. These loans, which mature in 2011, bear interest at a cumulative rate of 12%. Interests, which are due on maturity, are earned by the Group insofar as the joint venture generates enough profit to serve them. If this is not the case, they can be cumulated.

Net assets of entities accounted for under the equity method, especially with regards to DS Waters LP and the Danone Springs of Eden BV, include the identifiable intangible assets and residual goodwill resulting from the consolidation of their own activities.

Changes in the net book value of goodwill relating to entities accounted for under the equity method can be detailed as follows:

(In millions of euro)	2001	2002	2003
As of January 1	334	471	406
Increases	177	94	350
Decreases	(26)	(143)	(95)
Amortization	(14)	(16)	(12)

As of December 31	471	406	649

In 2003, 2002 and 2001, increases mainly resulted from the transactions described in Notes 3 and 4. In 2003, 2002 and 2001, decreases mainly resulted from (i) entities that were previously equity accounted for being fully consolidated as a consequence of the Group obtaining control over these entities, and (ii) translation adjustments. In 2002, decreases also included exceptional amortization of goodwill for a total amount of € 83 million (see Note 3).

Changes in the Group’s share in net assets of entities accounted for under the equity method can be detailed as follows:

(In millions of euro)	2001	2002	2003
As of January 1	408	553	660
Changes in the scope of consolidation	118	155	570
Group’s share in net income	39	17	37
Dividends	(26)	(30)	(33)
Other	14	(35)	(68)

As of December 31	553	660	1,166

The line “Other” mainly includes the effect of translation adjustments.

Significant financial information, as they relate to entities accounted for under the equity method, are as follows (100%):

(In millions of euro)	2001	2002	2003
Net sales:
• WesternEurope	2,602	2,527	1,468
• International	1,777	1,893	2,373
Net income	197	162	126
Stockholders’ equity	1,740	1,946	2,409

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8—Investments in non-consolidated companies

The net book value of investments in non-consolidated companies can be broken down as follows:

(In millions of euro and at net book value)	2001	2002	2003
Investments to be consolidated at the beginning of subsequent year	104	161	1
Subsidiaries (more than 50% owned)	78	33	38
Affiliates (20% to 50% owned)	29	14	465
Other investments (less than 20% owned)	218	426	262

Investments in non-consolidated companies	429	634	766

As of December 31, 2003, investments in non-consolidated companies mainly consisted of the Group’s investments in Yakult (20.2%), Wimm Bill Dann (Fresh Dairy Products and Beverages—Russia), National Foods (Fresh Dairy Products—Australia) and Scottish & Newcastle plc.

NOTE 9—Long-term loans

As of December 31, 2003, long-term loans mainly comprised loans granted to the holding companies that acquired the Group’s glass container division and the Galbani cheese and cured meat activities, two businesses that were disposed of in 1999 and 2002, respectively. As of December 31, 2003, these loans amounted to € 395 million.

The repayment of these loans (principal and interest), which is due by 2009 and 2013 at the latest, is dependent upon the economic value of the underlying businesses. The Group reviews the fair value of the disposed businesses at least annually, to ensure the loans are recoverable. To its best estimates, the Group currently believes that the loans will be fully repaid.

NOTE 10—Other financial assets

As of December 31, 2001, other financial assets included various securities received by Kro Beer Brands and other subsidiaries of the Group as a consideration of the sale of beer assets to the Scottish & Newcastle group in 2000. Following the sale of the Kro Beer Brands company to the Scottish & Newcastle group in 2002, some securities were also sold and the Group’s ordinary shares in Scottish & Newcastle were reclassified as investments in non-consolidated companies.

NOTE 11—Inventories

(In millions of euro)	2001	2002	2003
Goods purchased for resale	64	59	58
Raw materials and supplies	304	247	245
Semi-finished goods and work in process	60	26	26
Finished goods	317	250	245
Non-returnable containers	44	34	26
Less allowances	(25)	(24)	(29)

Net inventories	764	592	571

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12—Trade accounts receivable—Other accounts receivable and prepaid expenses

Trade accounts receivable

(In millions of euro)	2001	2002	2003
Trade accounts receivable	1,113	773	727
Notes receivable	88	136	157
Less allowance for doubtful receivables	(107)	(89)	(86)

Trade accounts receivable net	1,094	820	798

of which unmatured discounted notes	8	3	—

Movements in the allowance for doubtful receivables are as follows:

(In millions of euro)	2001	2002	2003
As of January 1	99	107	89
Charge (net of reversal) for the year	28	22	20
Utilization	(20)	(20)	(19)
Translation adjustments	—	(20)	(4)

As of December 31	107	89	86

The Group believes its exposure to concentration of credit risk is limited due to the large number of customers located in diverse geographical areas. In addition, the Group is not dependent on one single customer. In 2003, net sales with the Group’s major customer represented approximately 11% of the Group’s net sales.

In July 2001, the Group entered into agreements with financial institutions to sell without recourse accounts receivable for a total amount of up to € 760 million. The accounts receivable are sold on a monthly basis and are net of a deposit, the amount of which is based on the total receivables sold. This deposit, which corresponds to the overcollateralization of the transferred receivables, aims at covering the risk of non-recovery of the receivables sold and is repaid when the receivable sold are collected. This deposit is valued at cost, as its maturity is short. The Group remains in charge of the servicing of the transferred receivables.

In 2003, the average cost of the securitization program, net of the servicing fees, represented approximately 2.3% of the transferred receivables (3.2% in 2002 and 3.9% in 2001). This cost is recorded as an interest expense.

As of December 31, 2003, the securitized trade accounts receivable, net of the € 84 million deposit, amounted to € 667 million (€ 706 million and € 685 million as of December 31, 2002 and 2001, respectively).

Other accounts receivable and prepaid expenses

(In millions of euro)	2001	2002	2003
State and local authorities	301	325	318
Social securities	40	45	41
Non-operating receivables	78	72	69
Prepaid expenses	87	72	71
Other	264	261	149

Other accounts receivable and prepaid expenses	770	775	648

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13—Marketable securities

Marketable securities can be broken down as follows:

(In millions of euro)	2001	2002	2003
Negotiable debt instruments	—	2,390	990
Monetary market funds	396	411	773

Total	396	2,801	1,763

Marketable securities are usually bought from major financial institutions.

In 2002, the increase in marketable securities mainly resulted from the consideration received following the disposal of the company Kro Beer Brands (see Note 3).

NOTE 14—Earnings per share

The subsidiaries’ distributable earnings can differ from their reported retained earnings as a consequence of (i) consolidation adjustments applied to their local accounts and (ii) the laws that are applicable in the country where these subsidiaries operate.

In accordance with French law, dividends cannot exceed the sum of the Company’s net income for the year and accumulated distributable earnings.

The reconciliation between basic and diluted earnings per share is as follows:

	Net income (in millions of euro)	Weighted average number of shares outstanding	Net income per share (in euro)
2003
Before dilution	839	127,291,635	6.59
Convertible bonds	10	3,964,127	(0.13)
Stock-based compensation	—	342,486	(0.01)

After dilution	849	131,598,248	6.45

2002
Before dilution	1,283	131,850,131	9.73
Convertible bonds	11	5,076,142	(0.28)
Stock-based compensation	—	314,856	(0.02)

After dilution	1,294	137,241,129	9.43

2001
Before dilution	132	139,362,077	0.95
Convertible bonds	6	2,664,975	0.03
Stock-based compensation	—	670,328	(0.01)

After dilution	138	142,697,380	0.97

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 15—Stock based compensation

Under the Company’s stock option plans, officers and other employees may be granted by the Board of Directors options to subscribe newly issued shares and options to purchase existing shares of the Company’s common stock. Stock options are granted at an exercise price that cannot be lower than the minimum value authorized under French law. They expire no later than eight years from the date of grant.

In April 2003, the Extraordinary General Meeting of Shareholders authorized the Board of Directors to grant share purchase options up to a limit of two million shares. This authorization is valid for a period of 26 months. As of December 31, 2003, 1,969,400 options could still be granted as part of the 2003 plan. As of that date, the Company could no longer grant any options under the 1995, 1997, 1999 and 2001 plans.

The main characteristics of the option plans existing as of December 31, 2003 are as follows:

Year of issue of plan	Range of subscription or purchase price (in euro)	Outstanding options as of December 31, 2003
1997	64.1— 66.8	184,565
1998	78.0—116.2	348,587
1999	111.5—128.4	568,980
2000	103.1—155.8	672,555
2001	141.6—147.1	899,900
2002	121.5—138.8	774,100
2003	118.2—131.6	952,425

Total		4,401,112

In 2001, 2002 and 2003, changes in the stock option plans were as follows:

(Number of shares)	2001	2002	2003
Balance as of January 1	2,519,650	3,169,425	3,554,335
Granted	899,900	774,100	952,425
Exercised	(181,325)	(295,990)	(105,648)
Forfeited/lapsed	(68,800)	(93,200)	—

Balance as of December 31	3,169,425	3,554,335	4,401,112

NOTE 16—Convertible bonds

In June 2001, GROUPE DANONE issued 5,076,142 bonds with a nominal value of € 197 for a total amount of € 1,000 million. Those bonds bear interest at an annual rate of 1.2% and may be converted and/or exchanged into new or existing shares of GROUPE DANONE at the rate of one ordinary share per bond.

The bonds, which mature on January 1, 2007, shall be immediately redeemable in case of default. In addition, any bondholder can ask for an early redemption of all the bonds he/she owns on June 19, 2003, June 19, 2004 and June 19, 2005. In that case, the bonds are redeemed at par plus the outstanding accrued interests. On

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 19, 2003, GROUPE DANONE repaid 1,906,311 bonds for a total amount of € 376 million, bringing the remaining number of bonds to 3,169,831 representing a total nominal amount of € 624 million.

In addition, if GROUPE DANONE’s share price exceeds 30% of the early redemption price (for information only, an early redemption will only be possible if the share price ranges from € 256.1 to € 259.17), the Company will have the option to early redeem the remaining bonds at par plus the outstanding accrued interests. This option is effective from January 1, 2005 until December 31, 2006.

NOTE 17—Long-term debt

Classification by nature

(In millions of euro)	2001	2002	2003
Bonds (average interest rate: 4.1%, 2002: 4.7%, 2001: 4.8%)	1,223	1,505	602
Bank loans, other debt and employee profit-sharing debt (average interest rate: 2.6%, 2002: 3.3%, 2001: 4.5%)	3,485	2,918	3,736
Less short-term portion	(283)	(1,331)	(791)

Long-term debt	4,425	3,092	3,547

In May 2003, GROUPE DANONE issued an equity-linked note (hereafter the “Note”) for a total amount of € 60 million. This Note comprises two tranches of € 30 million each, which mature in November 2004 and May 2005, respectively. In 2002, GROUPE DANONE also issued three Notes amounting to € 200 million, € 37.5 million and € 37.5 million, respectively. These Notes mature between 18 and 30 months from issuance. In November 2003, GROUPE DANONE repaid at par one of the two € 37.5 million Notes issued in 2002. In addition, in 2003, the € 200 million Note issued in 2002 was renegotiated and split into four tranches of € 50 million each that mature between September 2004 and June 2005. Finally, in January 2003, the Company repaid at par the € 200 million convertible bonds that were issued in 2001.

At maturity, if GROUPE DANONE’s reference share price ranges between a predetermined floor and cap, the Notes shall be redeemed at par. If GROUPE DANONE’s reference share price is lower than the floor price or higher than the cap price, the Notes redemption price is increased by 80% to 115% of the difference between the reference share price and the floor or cap price, whichever is applicable. On GROUPE DANONE initiative, if the reference share price is lower than the floor price or higher than the cap price, GROUPE DANONE may redeem the Notes at par and buy GROUPE DANONE shares at floor price, if the reference share price is lower than the floor price, or sell GROUPE DANONE shares at cap price, if the reference share price is higher than the cap price. As of December 31, 2003, GROUPE DANONE owned 2,345,114 treasury shares to serve those equity-linked notes.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Classification by maturity and by currency

Year of maturity	2001	Year of maturity	2002	Year of maturity	2003		2001	2002	2003
						(in millions of euro)
2003	919	2004	839	2005	729	Euro	4,396	2,987	3,429
2004	1,246	2005	625	2006	631	New Zealand Dollar	—	—	108
2005	379	2006	323	2007	361	Singapore Dollar	—	4	5
2006	358	2007	347	2008	827	US Dollar	9	51	—
2007-2011	44	2008-2012	58	2009-2013	73	Mexican Peso	—	27	—
After 2011	1,476	After 2012	891	After 2013	924	Indian Rupee	12	20	—
Not fixed maturity	3	Not fixed maturity	9	Not fixed maturity	2	Chinese Yuan	5	1	1
						Other	3	2	3

Total	4,425	Total	3,092	Total	3,547	Total	4,425	3,092	3,547

As of December 31, 2003, the Company and one of its specialized financial subsidiaries held confirmed medium term credit lines from banks and other financial institutions for approximately € 3,050 million (€ 2,900 million as of December 31, 2002 and € 2,960 million as of December 31, 2001) over and above the debt recorded in the balance sheet at that date. As part of such long-term commitments, the Group utilized € 915 million as of December 31, 2003 (€ 880 million at December 31, 2002 and € 1,465 million as of December 31, 2001). This debt is classified as long-term debt.

The Group’s financial debts (excluding convertible bonds) are usually not subject to covenants which, in the event of default, would lead to their early repayment.

NOTE 18—Retirement indemnities, pensions and post-retirement healthcare benefits

The Group contributes to retirement benefit schemes in conformity with the laws and usual practices of countries where the subsidiaries operate. As a result of contributions paid under such schemes to private or state sponsored pension funds, the Group has no actuarial liability.

The Group is also responsible for supplementary retirement schemes, contractual commitments for termination indemnities and post-retirement healthcare. The related actuarial commitments are taken into account either through the payment of contributions to externally managed funds or through provisions.

French companies

The present value of French companies’ obligations is determined in conformity with SFAS 87, based on the personnel turnover and mortality, and on the following key actuarial assumptions:

	2001	2002	2003
Retirement age (depending upon each category of employees)	Between 60 and 65 years	Between 60 and 65 years	Between 60 and 65 years
Discount rate	5%	4.7%	5.2%
Salary growth rate (depending on the age and category of each employee)	Between 2.0% and 3.0%	Between 1.5% and 2.8%	Between 1.5% and 2.5%
Rate of return of plan assets	6%	6%	6%

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Non-French companies

The present value of non-French companies’ obligations is determined in conformity with SFAS 87 on the basis of personnel turnover and mortality and using actuarial assumptions that reflect the legal, economic and monetary circumstances prevailing in each country, as follows:

	2001	2002	2003
Retirement age (depending upon each category of employees)	Between 60 and 65 years	Between 60 and 65 years	Between 60 and 65 years
Discount rate	Between 2% and 7.5%	Between 2% and 7%	Between 2% and 7%
Salary growth rate (depending on the age and category of each employee)	Between 1% and 5.9%	Between 1% and 5.9%	Between 2% and 6%
Rate of return of plan assets	Between 5.5% and 8.0%	Between 2.8% and 8.5%	Between 3.5% and 8.3%

The following table reconciles the funded status of the companies’ plans with the provision recorded in the consolidated balance sheet as of December 31, 2001, 2002 and 2003:

	2001		2002		2003
(In millions of euro)	France	Other Countries	France	Other Countries	France	Other Countries
Accumulated benefit obligation (ABO)	232	472	237	409	227	418
Projected benefit obligation (PBO)	265	506	278	452	262	458
Fair value of plan assets	76	312	72	276	69	287
Projected benefit obligation in excess of plan assets	189	194	206	176	193	171
Actuarial differences and modifications of plans	13	36	14	96	16	89

Net accrued pension	176	158	192	80	177	82

As of December 31, 2003, the accumulated benefit obligation is higher than the fair value of plan assets and accrued pension costs by approximately € 59 million. In addition, at that date, the fair value of the assets of a plan exceeded the projected benefit obligation of that plan by € 2 million.

Accrued post-retirement healthcare benefits are included within the projected benefit obligation, as the related amount is not significant (€ 11 million as of December 31, 2001, 2002 and € 1 million as of December 31, 2003).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movements during the year, including the net periodic pension cost, are analyzed as follows:

(In millions of euro)	Projected benefit obligation	Fair value of plan assets	Unrecognized gains or losses	Net accrued pension cost
Balance as of January 1, 2001	727	392	16	319
Net periodic pension cost :
• Service cost	28			28
• Interest cost	40			40
• Return on plan assets		25		(25)
• Amortization of actuarial losses			(3)	3
Pension benefits payments to employees	(32)	(15)		(17)
Contributions made to plan assets		12		(12)
Unrecognized gains or losses	14	(39)	53	—
Translation adjustments	6	5	1	—
Other	(12)	8	(18)	(2)

Balance as of December 31, 2001	771	388	49	334

Balance as of January 1, 2002	771	388	49	334
Net periodic pension cost :
• Service cost	23			23
• Interest cost	35			35
• Return on plan assets		23		(23)
• Amortization of actuarial losses			(4)	4
Pension benefits payments to employees	(34)	(21)		(13)
Contributions made to plan assets		13		(13)
Unrecognized gains or losses	11	(44)	55	—
Translation adjustments	(19)	(14)	(5)	—
Other	(57)	3	15	(75)

Balance as of December 31, 2002	730	348	110	272

Balance as of January 1, 2003	730	348	110	272
Net periodic pension cost :
• Service cost	27			27
• Interest cost	35			35
• Return on plan assets		20		(20)
• Amortization of actuarial losses			14	(14)
Pension benefits payments to employees	(39)	(24)		(15)
Contributions made to plan assets		28		(28)
Unrecognized gains or losses	4	6	(2)	—
Translation adjustments	(24)	(16)	(8)	—
Other	(13)	(6)	(9)	2

Balance as of December 31, 2003	720	356	105	259

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The line “Other” includes, amongst others, contributions paid by employees to the funds, the reclassification in “Provisions and other long-term liabilities” of retirement indemnities provisions related to restructuring plans, as well as the impact of the sale of Galbani in 2002.

The components of the net periodic pension cost for 2001, 2002 and 2003 were as follows:

(In millions of euro)	2001	2002	2003
Service cost	28	23	27
Interest cost	40	35	35
Return on plan assets	(25)	(23)	(20)
Net amortization and deferral	3	4	(14)

Net periodic pension cost	46	39	28

The Group’s investment policy in plan assets is dependent, for each company, upon the employees’ age structure and the expected return on the different categories of assets. As of December 31, 2003, the plan assets comprised approximately 50% of equity securities and 50% of debt securities. The plan assets do not comprise any financial instrument issued by the Group.

NOTE 19—Provisions and other long-term liabilities

(In millions of euro)	2001	2002	2003
Restructuring	176	145	78
Other provisions for risks and charges	238	321	193
Long-term net deferred tax (asset) / liability	113	13	78
Capital investment grants	15	13	12

Total	542	492	361

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restructuring provisions

The schedule below shows a detailed of the restructuring provisions:

(In millions of euro)	Employees: redundancy & other benefit	Write down of assets	Ancillary costs	Total
Balance as of January 1, 2001	7	17	6	30

Charge	130	1	13	144
Utilization	(7)	(16)	(3)	(26)
Amounts recorded in connection with purchase accounting for acquired businesses	5	5	18	28

Balance as of December 31, 2001	135	7	34	176

Charge	3	—	1	4
Utilization	(20)	(2)	(15)	(37)
Amounts recorded in connection with purchase accounting for acquired businesses	—	2	—	2

Balance as of December 31, 2002	118	7	20	145

Charge	14	—	1	15
Utilization	(66)	(5)	(11)	(82)
Amounts recorded in connection with purchase accounting for acquired businesses	—	—	—	—

Balance as of December 31, 2003	66	2	10	78

On March 29, 2001, the Group announced a plan to reorganize its European Biscuits operations. This plan resulted in the closure of 5 plants and in the extension of 5 large capacity factories, leading to a net reduction in the workforce by about 1,700 employees.

As of December 31, 2001, the restructuring charges included (i) exceptional asset write-downs of € 56 million, (ii) accrued expenses of € 144 million and (iii) already incurred costs or costs to be paid in the near future for € 36 million, recorded in “accrued expenses and other current liabilities”.

Other provisions for risks and charges

Other provisions for risks and charges can be detailed as follows:

(In millions of euro)	2001	2002	2003
Commercial liabilities	87	102	62
Financial and tax liabilities	92	159	73
Reinsurance claims reserves	59	60	58

Total	238	321	193

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of the divestitures completed between 1997 and 2002. In some cases, damages are sought and liabilities are accrued for when a loss is probable and can be reasonably estimated. In addition, tax liabilities are usually accrued when notifications are received by the Group.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Furthermore, following the European Commission’s investigation on alleged anti-competitive practices in the Beer market of several European countries, the Company and Brasseries Kronenbourg (a company sold to Scottish & Newcastle) received a statement of objections (“communication de griefs”) in February 2004. This statement addresses an isolated infringement that had no impact on the market. Consequently, the Company believes that such statement of objections should not have any material impact on its financial condition or results of operations.

NOTE 20—Trade accounts and notes payable—Accrued expenses and other current liabilities

Trade accounts and notes payable

(In millions of euro)	2001	2002	2003
Trade accounts payable	1,506	1,322	1,406
Notes payable	209	194	180

Trade accounts and notes payable	1,715	1,516	1,586

Accrued expenses and other current liabilities

(In millions of euro)	2001	2002	2003
Personnel and social charges	341	353	271
Year-end rebates payable to customers	366	380	433
State and local authorities	353	291	204
Refundable containers	79	89	97
Accrued interest payable	20	47	9
Income tax payable	120	111	197
Other	367	270	324

Accrued expenses and other current liabilities	1,646	1,541	1,535

NOTE 21—Personnel and remuneration

Group personnel costs (including payroll taxes and related charges) amounted to € 1,853 million in 2003 (2002: € 1,930 million and 2001: € 2,066 million), of which € 9.3 million (€ 9 million in 2002 and € 9.6 million in 2001) represented remuneration paid to the Group’s Executive Committee.

As of December 31, 2003, 2002 and 2001, the Group’s number of employees was broken down as follows:

	2001	2002	2003
Europe	38,347	33,386	33,533
Asia	44,218	41,961	40,960
Rest of the world	17,995	16,862	14,114

Total Group	100,560	92,209	88,607

At constant scope of consolidation, the Group’s number of employees would have been 88,607 as of December 31, 2003 and 89,719 as of December 31, 2002.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 22—Depreciation and amortization

Depreciation and amortization charges can be broken down as follows:

(In millions of euro)	2001	2002	2003
Property, plant and equipment	591	577	477
Goodwill	149	109	84
Other intangible assets	37	35	38

Total	777	721	599

The depreciation and amortization charges for property, plant and equipment and intangible assets are allocated to the various lines of the consolidated income statement.

Goodwill amortization charge only relates to goodwill of consolidated companies and does not include the € 578 million exceptional impairment losses, relating mainly to the Argentinean and Brazilian companies that were recorded in 2002, nor the € 475 million impairment loss relating to Galbani that was recorded in 2001.

NOTE 23—Other expense and income

(In millions of euro)	2001	2002	2003
Employee profit-sharing	108	117	118
Goodwill amortization	149	109	84
Other	(37)	30	59

Total	220	256	261

The line “other” mainly included royalties for the utilization of the Kronenbourg and 1664 brand names, which were received by Kro Beer Brands, a wholly owned subsidiary of the Group until September 2002.

NOTE 24—Interest expense, net

(In millions of euro)	2001	2002	2003
Interest expense	323	247	208
Interest income	(39)	(74)	(129)
Other financial income and expenses	(104)	(63)	(9)

Interest expense net	180	110	70

Interest paid amounted to € 202 million, € 105 million, and € 80 million in 2001, 2002 and 2003, respectively.

In 2001 and 2002, the line “other financial income and expenses” mainly included dividends attached to the various securities of Scottish & Newcastle that were received by the Group as a consideration for the sale of the European Beer activities in 2000.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 25—Income taxes

Income tax expense

Income before taxes and income tax expense can be detailed as follows:

(In millions of euro)	2001	2002	2003
Income before provision for income taxes:
• French companies	336	1,041	455
• Foreign companies	336	897	1,019

Total	672	1,938	1,474

Income tax expense (income):
• Current income taxes:
— French companies	115	177	120
— Foreign companies	317	323	343

	432	500	463

• Deferred income taxes:
— French companies	9	(17)	37
— Foreign companies	(25)	7	(12)

	(16)	(10)	25

Total	416	490	488

GROUPE DANONE forms a tax group with most of the French subsidiaries in which it owns, directly or indirectly, more than 95% of the share capital. Some of the subsidiaries that elected to participate in the French tax group have signed a tax sharing agreement with the Company, in conformity with French regulations. Similar consolidated tax schemes exist in other countries, mainly in the United States of America, the United Kingdom and Germany.

Current income taxes represent taxes due for the year that have already been paid or are payable in the near future. These amounts are computed according to the rules and rates applicable in the countries where the Group operates, taking into account the consolidated tax return applicable to the majority of the French subsidiaries.

Cash payments in relation to income taxes amounted to approximately € 453 million, € 431 million and € 511 million in 2001, 2002 and 2003, respectively.

Analysis of the effective income tax rate

The Group’s effective tax rate was 33.11% in 2003 (25.28% in 2002 and 61.90% in 2001). The differences between the effective tax rate and the statutory tax rate in France (35.43% in 2003 and 2002, 36.43% in 2001) can be detailed as follows:

(Amounts in percentage of income before taxes)	2001	2002	2003
Statutory tax rate in France	36.43	35.43	35.43
Effect of foreign tax rate differential	(5.01)	(0.36)	(2.94)
Effect of goodwill amortization	6.46	1.81	1.96
Effect of exceptional goodwill impairment losses	25.53	13.30	—
Effect of capital gains and losses	—	(23.42)	—
Effect of other differences	(1.51)	(1.48)	(1.34)

Effective income tax rate	61.90	25.28	33.11

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income taxes

Deferred income taxes mainly arise from the differences between the book and tax basis of assets and liabilities, as explained in Note 1.L. The significant components of deferred tax assets and liabilities are as follows:

(In millions of euro)	2001	2002	2003
Deferred tax assets on temporary differences:
• Retirement benefits	67	84	94
• Restructuring provisions	66	23	12
Deferred tax assets on tax loss carry forward:
• Gross	75	117	126
• Less valuation allowance	(58)	(94)	(97)

Long-term deferred tax assets	150	130	135

Deferred tax liabilities on temporary differences:
• Depreciation of property, plant & equipment	(100)	(95)	(82)
• Capitalized interests	(4)	(4)	(4)
• Other differences	(159)	(44)	(127)

Long-term deferred tax liabilities	(263)	(143)	(213)

Net long-term deferred tax asset/(liability)	(113)	(13)	(78)

As of December 31, 2003, net short-term deferred tax assets amounting to € 80 million (€ 72 million as of December 31, 2002 and € 88 million as of December 31, 2001) were almost exclusively related to temporary differences between statutory and taxable income of subsidiaries.

Tax loss carry forward

As of December 31, 2003, the Group had deferred tax assets of € 126 million in relation with tax losses carried forward. These deferred tax assets mainly relate to goodwill amortization charges in some countries. Given the foreseeable taxable results of the subsidiaries that generated those losses, the Group estimates that it is more likely than not that a portion of these deferred tax assets, amounting to € 97 million, will not be recovered. Consequently, this portion was fully provided for as of December 31, 2003.

As of December 31, 2003, available long-term capital losses amounted to approximately € 1.239 million. These capital losses can only be used to offset long-term capital gains recorded in France.

NOTE 26—Financial instruments

The Group uses financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of business. It is the Group’s policy not to sell or purchase derivative financial instruments for purposes other than hedging.

Interest rate exposure

The financing of the Group’s subsidiaries is centralized and managed by the Treasury Department, which uses financial instruments to reduce the Group’s net interest rate exposure. The main derivative financial instruments used are interest-rate swaps and options, negotiated with major financial institutions.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The notional amounts and maturities of these instruments are as follows:

(In millions of euro)	2001	2002	2003
Interest rate swaps(1), with a remaining term as of December 31:
• less than one year	4,244	3,602	1,726
• between one and five years	1,993	1,831	2,857
• more than five years	22	10	10
Interest rate caps and floors, with a remaining term as of December 31:
• less than one year	888	4,694	866
• between one and five years	5,554	1,427	1,561
• more than five years	—	—	—

(1)	Excluding cross-currency swaps, which are included in the currency derivative instruments

The accounting treatment of these financial instruments is described in Note 1.O.

Considering the financial instruments entered into to hedge the risk of interest rate fluctuations, a variation of 100 basis points of the short-term rates would have the following impact, on the basis of the Group’s net debt(1) of € 2.7 billion as of December 31, 2003:

•	in the event of a 100 basis point increase, the actual interest rate on the net debt would increase by 17 basis points, which would result in a € 5 million increase in the financial expenses;

•	in the event of a 100 basis point decrease, the actual interest rate on the net debt would decrease by 10 basis points, which would result in a € 3 million decrease in the financial expenses.

As a result of these hedging instruments, the effective weighted average interest rate of the Group’s consolidated net debt in 2003 was 3.60% (3.52% in 2002 and 5.07% in 2001), compared to a 3.3% (3.5% in 2002 and 5.08% in 2001) weighted average rate before any hedging operations.

Currency exposure

The Group’s operations around the world are carried out by subsidiaries that trade primarily in their home country. Consequently, the Group’s exposure to currency risks in its operating activities is low. The Group’s Treasury Department uses financial instruments to reduce the net exposure to currency risk, after netting the currency positions arising from the combined firm and budgeted operating transactions of all subsidiaries.

The Group also enters into derivative financial instruments to hedge borrowings denominated in foreign currencies and net investments in subsidiaries that operate in countries where the functional currency is not the euro.

The financial instruments used by the Group are mainly forward exchange contracts, purchased foreign exchange options and cross currency swaps, negotiated with major financial institutions.

(1)	Net debt corresponds to the sum of convertible bonds, long-term debt, short-term debt and bank overdrafts net of marketable securities, cash and cash equivalents and other items amounting to € 130 million, which are classified as other long-term assets and short-term loans.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The contractual amounts of the Group’s forward exchange contracts, foreign exchange options and currency swaps are summarized below. Foreign currency amounts are translated at current rates at the balance sheet date:

(In millions of euro)	2001	2002	2003
Forward (purchases) / sales:
• Pound Sterling	344	236	154
• Yen	75	35	27
• US Dollar	118	38	7
• Canadian Dollar	21	26	39
• Mexican Peso	45	43	49
• Swiss Franc	43	21	24
• Euro	(681)	(483)	(360)
• Other	45	62	53

Total forward	10	(22)	(7)
Including
—Forwards purchased	(681)	(483)	(360)
—Forwards sold	691	461	353
Currency swaps(1):
• Pound Sterling	25	106	60
• Yen	(252)	(130)	279
• US Dollar	45	53	(16)
• Canadian Dollar	54	—	129
• Singapore Dollar	120	82	—
• Mexican Peso	105	54	42
• Chinese Yuan	—	—	185
• Euro	(42)	(169)	(762)
• Other	(30)	(4)	23

Total currency swaps	25	(8)	(60)

Options	1	5	0

Total currency hedging instruments	36	(25)	(67)

(1)	Including cross-currency swaps

The accounting treatment of these financial instruments is described in Note 1.O.

Translation exposure on entities outside the euro zone

In 2003, approximately 45% of the Group’s net sales (46% in 2002 and 47% in 2001) and 36% of the Group’s operating income (36% in 2002 and 34% in 2001) were outside the euro zone and therefore subject to exchange rate risk.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentration of risk

The financial instruments used by the Group to manage its exposure to interest rate fluctuations are negotiated with major counterparties. The breakdown of the fair values of financial instruments by counterpart is as follows:

(As a percentage of total fair values as of December 31, 2001, 2002 and 2003)	2001	2002	2003
Counterparties’ rating (according to Standard & Poor’s)
• AAA	9%	4%	2%
• AA	23%	68%	46%
• A	68%	28%	52%

The financial instruments used by the Group to manage its exposure to currency risks are all negotiated with counterparties rated A1/P1.

There are no financial instruments negotiated with counterparties located in a geographical area where a political or financial risk exists (i.e., all counterparts are from Western Europe or the United States of America).

Market value of financial instruments

The table below summarizes the book and market values of the Group’s financial instruments as of December 31, 2001, 2002 and 2003:

	2001		2002		2003
(In millions of euro)	Net book value	Market value	Net book value	Market value	Net book value	Market value
Long-term loans	209	209	388	388	457	457
Investments in non consolidated companies	429	498	634	706	766	835
Investments accounted for under the equity method	1,024	1,200	1,066	1,206	2,073	2,264
Other long-term assets	900	931	284	287	286	286
Trade debtors	1,864	1,864	1,595	1,595	1,446	1,446
Short-term loans	190	190	128	128	92	92
Marketable securities	396	398	2,801	2,804	1,763	1,763
Cash and cash equivalents	713	713	568	568	451	451
Convertible bonds	(1,000)	(1,005)	(1,000)	(1,011)	(624)	(634)
Long-term debt	(4,425)	(4,450)	(3,092)	(3,101)	(3,547)	(3,552)
Short-term debt and bank overdrafts	(511)	(511)	(1,546)	(1,564)	(865)	(873)
Trade payables	(3,361)	(3,361)	(3,057)	(3,057)	(3,121)	(3,121)
Interest rate derivative financial instruments	—	8	—	(8)	—	3
Currency derivative financial instruments	—	(6)	—	33	—	46

The market value of long-term loans, which is based on expected future cash flows, is equivalent to their net book value.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The market value of investments in non-consolidated companies, entities accounted for under the equity method and of other long-term assets is assessed based on:

•	the stock price as of December 31, 2003 for listed companies;

•	when available, the value resulting from recent transactions entered into with third parties or put and/or call options negotiated with third parties. When such elements do not exist, the market value is determined to be equivalent to the carrying value.

The value of convertible bonds and of long-term debt is based on the closing market prices for quoted instruments.

The market value of all current assets and liabilities (trade accounts receivable, trade accounts payable, other debtors and creditors, short-term loans, short term debt, marketable securities and cash and cash equivalents) is considered to be close to their net book value due to their short-term maturities.

The market value of the consolidated net debt represents what the Group would theoretically pay to redeem its net debt.

NOTE 27—Commitments and contingencies

Contractual obligations and other commitments

The table below details the Group’s contractual obligations as of December 31, 2003:

	Amount of commitment expiration per period
	Total	2004	2005	2006	2007	2008 and after
On balance-sheet
Convertible bonds(1)	624	—	—	—	624	—
Long-term debt(2)	4,338	791	729	631	361	1,826
Including equity-linked notes	602	472	130	—	—	—
Including bank loans, other borrowings and profit sharing debt	3,635	283	557	608	361	1,826
Including capital leases	101	36	42	23	—	—
Total	4,962	791	729	631	985	1,826

Off-balance sheet
Operating leases commitments	180	49	37	30	19	45
Unconditional purchase obligations (goods and services)	236	186	29	12	8	1
Capital expenditure commitments	24	23	1	—	—	—
Other	39	29	5	3	1	1
Total	479	287	72	45	28	47
Lines of credit(3)	3,181	403	282	257	657	1,582

(1)	As explained in note 16, the convertible bonds can be early redeemed in certain circumstances
(2)	Including capital lease obligations
(3)	Total commitments, including the portion used as of December 31, 2003

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Guarantees and pledges

The Group has granted warranties to Scottish & Newcastle as part of the disposal of its European beer activities. Following the European Commission’s investigation of alleged anti-competitive practices in the beer market of several European countries, the Company and Brasseries Kronenbourg (a company sold to Scottish & Newcastle) received a statement of objections (“communication de griefs”) in February 2004. This statement addresses an isolated infringement that had no impact on the market. Consequently, the Company believes that such statement of objections should not have any material impact on its financial condition or results of operations.

In addition, the Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of the divestitures completed between 1997 and 2002. In some cases, damages are sought and liabilities are accrued for when a loss is probable and can be reasonably estimated. In addition, tax liabilities are usually accrued for when notifications are received by the Group.

The Group has not granted any other guarantees, nor pledged any of its assets.

Commitments relating to financial investments

The Danone Springs of Eden BV

As part of the creation of the company the Danone Springs of Eden BV, the Group has granted a put option and has been granted a call option on the 33.1% interest it does not already own, directly or indirectly. These options can be unconditionally exercised in 2008 and, when certain conditions are met, before 2008. The exercise price of these options is based on a valuation of the company that takes into account its economic performance and results.

As of December 31, 2003, the Group’s commitment relating to these options amounted to € 245 million.

DS Waters LP

As part of the creation of the joint venture DS Waters LP, Suntory has been granted a put option on its shareholding in the joint venture. This option can be exercised in two stages, in November 2006 and November 2008. The exercise price of the option is based on the market value of the joint venture less 15%, with a floor (€ 246 million) and a cap (€ 555 million). As of December 31, 2003, the Group’s commitment with regards to this put option was valued at € 675 million. This value takes into account the net indebtedness of the joint venture (€ 318 million as of December 31, 2003).

Other

The Group is committed to acquiring the minority shareholdings owned by third parties in some of the less than 100% owned subsidiaries, should these third parties wish to exercise their put options. The exercise prices of these put options are usually based on the profitability and the financial position of the subsidiary as of the exercise date. As of December 31, 2003, the Group’s commitments with regards to these options were estimated at approximately € 2.1 billion. The Group does not anticipate any significant investment associated with these puts in the near future.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 28—Segment information

Starting January 1, 1998, the Group has implemented a new structure, which principally consists of three core operational divisions (Fresh Dairy Products, Beverages and Biscuits and Cereal Products). The segment reporting reflects this structure.

	Year ended December 31, 2003
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Other Food Businesses	Containers	Total Divisions
Net divisional sales	6,202	3,557	3,073	318	—	13,150
Sales within the Group	(17)	—	(2)	—	—	(19)
Net sales outside the Group	6,185	3,557	3,071	318	—	13,131
Operating income	845	537	280	57	—	1,719
Net earnings of Equity method companies	15	9	13	—	—	37
Investments accounted for under the equity method	393	1,535	145	—	—	2,073
Capital expenditures	195	208	110	5	—	518
Depreciation and amortization expense	193	234	145	10	—	582
Cash flow provided by operations	756	583	232	49	—	1,620
Total assets	4,164	3,996	3,655	353	—	12,168
Total liabilities	1,649	1,164	850	49	—	3,712

	Total Divisions	Unallocated Items	Total Group
Operating income	1,719	(115)	1,604
Net earnings of Equity method companies	37	—	37
Investments accounted for under the equity method	2,073	—	2,073
Capital expenditures	518	25	543
Depreciation and amortization expense	582	17	599
Cash flow provided by operations	1,620	(160)	1,460
Total assets	12,168	2,137	14,305
Total liabilities	3,712	5,065	8,777

	Year ended December 31, 2002
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Other Food Businesses	Containers	Total Divisions
Net divisional sales	6,295	3,691	3,232	356	—	13,574
Sales within the Group	(18)	—	(1)	—	—	(19)
Net sales outside the Group	6,277	3,691	3,231	356	—	13,555
Operating income	802	464	317	61		1,644
Net earnings of Equity method companies	8	38	14	—	(43)	17
Investments accounted for under the equity method	475	446	145	—	—	1,066
Capital expenditures	200	236	118	5	—	559
Depreciation and amortization expense	233	269	155	10	—	667
Cash flow provided by operations	746	556	295	54	—	1,651
Total assets	3,643	4,245	4,033	390	—	12,311
Total liabilities	1,665	1,169	999	38	—	3,871

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Total Divisions	Unallocated Items	Total Group
Operating income	1,644	(54)	1,590
Net earnings of Equity method companies	17	—	17
Investments accounted for under the equity method	1,066	—	1,066
Capital expenditures	559	44	603
Depreciation and amortization expense	667	54	721
Cash flow provided by operations	1,651	(73)	1,578
Total assets	12,311	3,179	15,490
Total liabilities	3,871	5,588	9,459

	Year ended December 31, 2001
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Other Food Businesses	Containers	Total Divisions
Net divisional sales	6,945	3,796	3,371	375	—	14,487
Sales within the Group	(17)	—	—	—	—	(17)
Net sales outside the Group	6,928	3,796	3,371	375	—	14,470
Operating income	790	432	316	60	—	1,598
Net earnings of Equity method companies	(1)	23	11	—	6	39
Investments accounted for under the equity method	514	286	159	—	65	1,024
Capital expenditures	286	321	93	6	—	706
Depreciation and amortization expense	293	276	183	13	—	765
Cash flow provided by operations	742	519	308	53	—	1,622
Total assets	5,779	5,494	4,508	415	64	16,260
Total liabilities	1,959	1,178	1,132	97	—	4,366

	Total Divisions	Unallocated Items	Total Group
Operating income	1,598	11	1,609
Net earnings of Equity method companies	39	—	39
Investments accounted for under the equity method	1,024	—	1,024
Capital expenditures	706	31	737
Depreciation and amortization expense	765	12	777
Cash flow provided by operations	1,622	(11)	1,611
Total assets	16,260	835	17,095
Total liabilities	4,366	5,807	10,173

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 29—Activities by geographical area

Starting January 1, 2003, the Group has adopted a new geographical repartition of its activities. The new geographical zones are Europe (which includes Western Europe, Central and Eastern Europe), Asia (which includes the Pacific area, i.e., New Zealand and Australia) and the Rest of World (which comprises North and South America, Africa and Middle-East). The information for the years 2002 and 2001 has been restated in accordance with this new repartition.

	2003				2002
(In millions of euro)	Europe	Asia	Rest of World	Total	Europe	Asia	Rest of World	Total
Net sales outside the Group	8,876	1,957	2,298	13,131	8,841	2,080	2,634	13,555
Operating income	1,244	279	196	1,719	1,192	277	175	1,644
Net earnings of Equity method companies	27	0	10	37	(2)	3	16	17
Capital expenditures	285	126	107	518	296	152	111	559
Cash flow provided by operations	1,113	299	208	1,620	1,150	298	203	1,651
Total assets	8,131	1,555	2,482	12,168	8,371	1,805	2,135	12,311

	2001
(In millions of euro)	Europe	Asia	Rest of World	Total
Net sales outside the Group	9,147	1,934	3,389	14,470
Operating income	1,121	231	246	1,598
Net earnings of Equity method companies	16	3	20	39
Capital expenditures	369	128	209	706
Cash flow provided by operations	1,130	264	228	1,622
Total assets	10,029	1,901	4,330	16,260

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 30—Companies consolidated at December 31, 2003

Companies consolidated or accounted for under the equity method for the first time in 2003

•	CLOVER BEVERAGES
•	DANONE MASHREQ
•	THE DANONE SPRINGS OF EDEN BV
•	MAGYAR VIZ
•	NATURFRUIT
•	SOTHERMA
•	DANONE WATERS HOLDING INC
•	DS WATERS LP
•	KIRIN MC DANONE WATERS
•	BIALIM
•	DANONE PENSIONS MANAGEMENT
•	DANONE DAIRY INVESTMENT INDONESIA
•	PT DANONE DAIRY INDONESIA
•	SUZHOU CO LTD

Companies merged as of December 31, 2003

•	DIB MEXICO merged with LIQUIMEX (BONAFONT)
•	DANONE VV GmbH merged with DANONE PENSIONS MANAGEMENT
•	MOS DANONE merged with DANONE INDUSTRIA

Companies no longer consolidated or accounted for under the equity method as of December 31, 2003

•	DANONE WATERS OF NORTH AMERICA USA
•	DIB PORTUGAL
•	BSN GLASSPACK
•	CLOVER SA

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Scope of consolidation as of December 31, 2003

Consolidated companies

		Percentages
Companies	Country	Group’s Control	Interest
GROUPE DANONE	France	Parent company

FRESH DAIRY PRODUCTS
BLEDINA	France	100.00	100.00
DANONE	France	100.00	100.00
DANONE	Germany	100.00	100.00
DANONE	Austria	100.00	100.00
DANONE	Belgium	100.00	100.00
STENVAL	Belgium	100.00	100.00
DANONE SERDIKA	Bulgaria	69.64	69.64
DANONE	Spain	55.96	55.96
DANONE CANARIES (ILTESA)	Spain	78.50	43.93
DANONE	Finland	100.00	100.00
DANONE	Hungary	100.00	100.00
DANONE	Ireland	100.00	100.00
DANONE	Italy	100.00	100.00
DANONE NEDERLAND	The Netherlands	100.00	100.00
DANONE	Poland	100.00	100.00
DANONE	Portugal	95.66	54.02
DANONE	Czech Republic	98.04	98.04
DANONE	Romania	65.00	65.00
DANONE	United Kingdom	100.00	100.00
DANONE VOLGA	Russia	88.28	61.79
DANONE INDUSTRIA—ZAO	Russia	70.00	70.00
DANONE	Slovakia	100.00	100.00
DANONE TIKVESLI	Turkey	100.00	100.00
DANONE	Argentina(1)	99.37	99.37
DANONE	Brazil(2)	100.00	100.00
DANONE CANADA DELISLE	Canada	100.00	100.00
DANNON COMPANY	United States	100.00	100.00
STONYFIELD	United States	80.00	80.00
DANONE DE MEXICO	Mexico	100.00	100.00
DANONE CLOVER	South Africa	55.00	55.00
PT DANONE DAIRY INDONESIA	Indonesia	100.00	93.56

BEVERAGES
SA DES EAUX MINERALES D’EVIAN	France	100.00	100.00
SEAT (Sté d’Exploitation d’Activités Touristiques)	France	99.86	99.86
SMDA	France	100.00	100.00

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentages
Companies	Country	Group’s Control	Interest
SOURCES DU MONT ROUCOUS	France	100.00	100.00
VOLVIC	France	100.00	100.00
DANONE WATERS DEUTSCHLAND	Germany	100.00	100.00
AGUAS DE LANJARON	Spain	95.00	78.61
FONT VELLA	Spain	93.88	77.01
ITALAQUAE	Italia	100.00	92.67
ZYWIEC ZDROJ	Poland	88.02	88.02
DANONE WATERS UK & IRELAND	United Kingdom	100.00	100.00
DANONE HAYAT	Turkey	100.00	100.00
AGUAS DE ARGENTINA	Argentina	100.00	100.00
DANONE WATERS OF NORTH AMERICA	Canada	100.00	100.00
BONAFONT	Mexico	100.00	100.00
SALUS	Uruguay	57.36	42.30
FRUCOR BEVERAGE	Australia	100.00	93.56
SHENZHEN HEALTH DRINKS(3)	China	60.00	56.14
WAHAHA(3)	China	51.00	47.72
ROBUST(3)	China	92.00	86.08
AQUA (PT TIRTA INVESTAMA)	Indonesia	74.00	69.23
FRUCOR	New Zealand	100.00	93.56

BISCUITS
COMPAGNIE FINANCIERE BELIN	France	100.00	100.00
GENERALE BISCUIT GLICO FRANCE	France	50.00	50.00
LU	France	100.00	100.00
FONZIE ALLEMAGNE	Germany	100.00	100.00
LU	Belgium	100.00	100.00
LU NORDIC	Denmark	100.00	100.00
LU BISCUITS	Spain	100.00	100.00
LU SUOMI	Finland	100.00	100.00
PAPADOPOULOS	Greece	60.00	60.00
LU GYORI	Hungary	100.00	100.00
W.&.R. JACOB (Irish Biscuits)	Ireland	100.00	100.00
SAIWA	Italy	100.00	100.00
LU NEDERLAND	The Netherlands	100.00	100.00
LU POLSKA	Poland	75.00	75.00
OPAVIA—LU	Czech Republic	99.71	99.71

(1)	Belong to the same legal entity in Argentina
(2)	Belong to the same legal entity in Brazil
(3)	Group of entities that constitute the consolidated company

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentages
Companies	Country	Group’s Control	Interest
JACOB’S BAKERY	United Kingdom	100.00	100.00
BOLSHEVIK	Russia	76.33	76.33
DANONE	Argentina(1)	99.37	99.37
DANONE	Brazil(2)	100.00	100.00
DANONE MASHREQ	Egypt	99.97	50.98
JIANGMEN DANONE BISCUITS	China	100.00	93.56
SHANGHAI DANONE BISCUITS FOODS	China	100.00	93.56
BRITANNIA INDUSTRIES	India	48.47	21.12
DANONE	Indonesia	100.00	93.56
BRITANNIA BRANDS MALAYSIA	Malaysia	100.00	93.56
EVERCRISP	Malaysia	100.00	93.56
GRIFFIN’S FOODS	New Zealand	100.00	93.56

OTHER FOOD BUSINESSES
HP FOODS	United Kingdom	100.00	100.00
LEA & PERRINS	United States	100.00	100.00
AMOY	China	100.00	93.56
SHANGHAI AMOY FOODS	China	60.00	56.14
SUZHOU CO LTD	China	100.00	93.56

EXPORTS
DIB PARIS	France	100.00	100.00
DIB ANTILLES GUYANE	France	100.00	100.00
DIB OCEAN INDIEN	France	100.00	100.00
GBE USA	United States	100.00	100.00
DIB IMPORTED WATERS GREATER CHINA	China	100.00	100.00
DIB IMPORTED WATERS ASIA	Singapore	100.00	100.00

HOLDING COMPANIES
CIE GERVAIS DANONE	France	100.00	100.00
GENERALE BISCUIT	France	100.00	100.00
BIALIM	France	100.00	100.00
BLANRIM	France	100.00	100.00
DANONE FINANCE	France	100.00	100.00
DANONE VITAPOLE	France	100.00	100.00
FINALIM 3	France	100.00	100.00
FINALIM 4	France	100.00	100.00
GAAP	France	100.00	100.00
INGETEC	France	100.00	100.00
ALFABANQUE	France	100.00	100.00
LODAHLIM FRANCE	France	100.00	100.00
DANONE HOLDING	Germany	100.00	100.00
DANONE PENSIONS MANAGEMENT	Germany	100.00	100.00
DANONE FINANCE BENELUX	Belgium	100.00	100.00
MECANIVER	Belgium	100.00	100.00
DANONE DANEMARK	Denmark	100.00	100.00

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentages
Companies	Country	Group’s Control	Interest
FINANZIARIA IMPERIESE	Italy	100.00	99.98
ITALAQUAE FINANZARIA	Italy	96.50	92.67
RONCEVAUX	Italy	100.00	100.00
SCIA	Italy	92.97	92.97
SIFIT	Italy	100.00	100.00
DANONE RE	Luxembourg	100.00	100.00
DANONE FINANCE NETHERLANDS	The Netherlands	100.00	100.00
SELBA HOLDING	The Netherlands	100.00	100.00
SELBA NEDERLAND	The Netherlands	51.00	51.00
LODAHLIM BV	The Netherlands	100.00	100.00
SETEC—SOBELPAR	Portugal	100.00	100.00
ABIH	United Kingdom	50.00	46.78
ABIL	United Kingdom	100.00	46.78
BRITANNIA BRANDS LTD	United Kingdom	100.00	93.56
DANONE HOLDINGS UK	United Kingdom	100.00	100.00
PROSPECT PARTICIPACOES	Brazil	100.00	100.00
DANONE FOODS	United States	100.00	100.00
DANONE HOLDINGS USA / OSSAU LLC	United States	100.00	100.00
DANONE WATERS HOLDINGS Inc	United States	100.00	100.00
DANONE HOLDING DE MEXICO	Mexico	100.00	100.00
JINJA	China	100.00	93.56
ASIA HOST	China	100.00	93.56
SHANGHAI DANONE CONSULTING	China	100.00	93.56
DANONE MARKETING MALAYSIA	Malaysia	100.00	93.56
BANNATYNE / DOWBIGGIN / NACUPA / SPARGO / VALLETOR	Singapore	50.00	23.39
BHPL	Singapore	100.00	100.00
DANONE ASIA	Singapore	93.56	93.56
DANONE BRANDS SINGAPORE	Singapore	100.00	93.56
DANONE MARKETING SINGAPORE	Singapore	100.00	93.56
DANONE DAIRY INVESTMENT INDONESIA	Singapore	100.00	93.56
CALVON	Singapore	100.00	93.56
KUAN / BRITANNIA BRANDS KUAN	Singapore	100.00	93.56

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Companies accounted for under the equity method

		Percentages
Companies	Country	Group’s Control	Interest
FRESH DAIRY PRODUCTS
DELTA DAIRY	Greece	30.00	30.00
BAKOMA	Poland	18.15	52.43
CLOVER BEVERAGES	South Africa	39.46	39.46
DANONE DJURDJURA	Algeria	50.00	51.00
AL SAFI DANONE	Saudi Arabia	50.00	50.10
STRAUSS DAIRY	Israel	20.00	20.00
CENTRALE LAITIERE DU MAROC	Morocco	29.22	29.22
PINGOUIN	Morocco	29.22	29.22
STIAL / SOCOGES	Tunisia	50.00	50.00
CALPIS AJINOMOTO DANONE	Japan	50.00	50.00

BEVERAGES
NATURFRUIT	France	50.00	50.00
MAHOU	Spain	33.34	33.34
DASANBE	Spain	50.00	50.00
MAGYAR VIZ	Hungary	50.00	50.00
THE DANONE SPRINGS OF EDEN BV	The Netherlands	50.00	66.90
POLSKA WODA	Poland	50.00	50.00
CCDA WATERS	United States	49.00	49.00
DS WATERS LP	United States	49.96	49.96
PUREZA AGA	Mexico	50.00	50.00
SOTHERMA	Morocco	30.00	30.00
AQUARIUS	China	50.00	45.17
KIRIN MC DANONE WATERS	Japan	25.00	25.00

BISCUITS
GRIESSON DE BEUKELAER	Germany	39.97	39.97
GALLETAS NOEL	Colombia	30.00	30.00
BIMO	Morocco	50.00	50.00
SOTUBI	Tunisia	20.00	20.00
CONTINENTAL BISCUITS PAKISTAN	Pakistan	49.49	46.30