Form 20-F
GROUPE DANONE
filed 2005-04-15
CIK 1048515

As filed with the Securities and Exchange Commission on April 15, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14734

GROUPE DANONE

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	17, Boulevard Haussmann 75009 Paris France (Address of principal executive offices)	France (Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, or ADSs, each representing one-fifth of one Ordinary Share, nominal value € 0.5 per share	New York Stock Exchange

Ordinary Shares, nominal value € 0.5 per share*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares, or ADSs, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value € 0.5 per share: 268,095,520

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

Item 17    ☐    Item 18    ☒

i

PRESENTATION OF INFORMATION

In this annual report, the “Company” refers to Groupe Danone, and “Danone” or the “Group” refers to Groupe Danone and its consolidated subsidiaries and equity affiliates. All references herein to “U.S. dollars,” “dollars,” “cents” or “$” are to the currency of the United States; references to “France” are to the Republic of France; references to “French francs” or “FF” are to the currency of France prior to the introduction of the euro; and references to “euro” or “€” are to the currency of the European Union member states (including France) participating in the European Monetary Union.

The Company’s next general meeting of shareholders has been called for April 12, 2005. As provided under French law, the meeting is to be adjourned in the event of lack of the required quorum. The date set by the Company for the meeting in the likely event the first meeting is adjourned is April 22, 2005. Accordingly, in this annual report, the date indicated for the next general meeting of shareholders is April 22, 2005.

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

Since December 1990, the Company has sponsored an American Depositary Receipts, or ADRs, program in the United States with Citibank, N.A., as depositary. The American Depositary Shares, or ADSs, issued pursuant to such program have been registered with the Securities and Exchange Commission under a Registration Statement on Form F-6. Each such ADS represents one-fifth of one share. Since November 20, 1997, the ADSs have been listed on the New York Stock Exchange under the symbol “DA.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this annual report that are not historical facts, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information—Risk Factors,” “Item 4. Information on Groupe Danone,” particularly the subsection “—Business Strategy,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” are statements of future expectations. Forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, as amended) can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “is expected to,” “will,” “will continue,” “should,” “would,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or comparable terminology, or by discussions of strategy, plans or intentions. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

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

Readers are urged to carefully review and consider the various disclosures made by the Company that attempt to advise interested parties of the factors affecting the Company’s business, including the disclosures made under the captions “Item 3. Key Information—Risk Factors,” “Item 4. Information on Groupe Danone,” particularly the subsection “—Business Strategy,” and “Item 5. Operating and Financial Review and Prospects” in this annual report, as well as the Company’s other periodic reports on Form 6-K submitted to the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any industry information or forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The Company publishes its consolidated financial statements in euro. However, the Company’s financial statements for 2000 were originally prepared in French francs and have been translated into euro for purposes of this document at the rate of FF 6.55957 = € 1.00, the applicable legal rate of conversion established on January 1, 1999. The euro did not exist prior to January 1, 1999, and the exchange rate used may not reflect the French franc/euro exchange rate that would have applied if the euro had existed at such times. Solely for the convenience of the reader, this annual report contains translations of certain euro and French franc amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or that the original amounts could have been, or could be, converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of euro into U.S. dollars have been made at the rate of $ 1.3538 per € 1.00, or € 0.7387 per $ 1.00, the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004. See “—Exchange Rate Information” below for information regarding the euro and French franc/U.S. dollar exchange rates from 2000 to the present.

Unless otherwise indicated, the financial information contained in this annual report has been prepared in accordance with French generally accepted accounting principles (“GAAP”), which differ in certain significant respects from U.S. GAAP. See Note 2 to the Company’s audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 (the “Consolidated Financial Statements”) included elsewhere in this annual report for a description of the principal differences between French GAAP and U.S. GAAP, as they relate to the Group, a reconciliation to U.S. GAAP of net income, operating income, and stockholders’ equity, and condensed balance sheets and income statements under U.S. GAAP.

The tables below present selected consolidated financial data for the Group for the five-year period ended December 31, 2004. Such data have been extracted or derived from the Consolidated Financial Statements, and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The Consolidated Financial Statements have been audited by PricewaterhouseCoopers Audit, independent registered public accounting firm, as indicated in their report thereon, dated March 17, 2005, which also appears in this annual report.

	Year ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	(in millions of €, except per share data)					(in millions of $, except per share data)
Consolidated Income Statement Data

Amounts in accordance with French GAAP:
Net sales	€14,287	€14,470	€13,555	€13,131	€13,700	$18,547
Cost of goods sold	(6,973)	(7,196)	(6,442)	(5,983)	(6,369)	(8,622)
Selling expenses	(4,453)	(4,331)	(4,170)	(4,176)	(4,294)	(5,813)
General and administrative expenses	(950)	(988)	(964)	(977)	(997)	(1,350)
Research and development expenses	(125)	(126)	(133)	(130)	(131)	(177)
Other (expense) income(2)	(236)	(220)	(256)	(261)	(204)	(276)
Operating income(3)	1,550	1,609	1,590	1,604	1,705	2,309
Non-recurring items(3)	23	(757)	458	(60)	(105)	(142)
Interest expense, net	(193)	(180)	(110)	(70)	(73)	(99)
Provision for income taxes	(562)	(416)	(490)	(488)	(457)	(619)
Minority interests	(130)	(163)	(182)	(184)	(189)	(256)
Share in net income of affiliates	33	39	17	37	(564)	(764)
Net income	721	132	1,283	839	317	429
Earnings per share (basic)(4)	2.57	0.48	4.87	3.30	1.26	1.71
Earnings per share (diluted)(4)	2.55	0.49	4.72	3.22	1.25	1.69
Earnings per ADS (diluted)(4)(5)	0.51	0.10	0.94	0.64	0.25	0.34
Dividends per share (including the avoir fiscal)(4)(6)	1.42	1.55	1.72	1.84	1.35	1.83
Dividends per ADS(4)(5)(6) (including the avoir fiscal)	0.28	0.31	0.35	0.36	0.27	0.37
Approximate amounts in accordance with U.S. GAAP(7):
Net sales	12,988	13,401	12,508	12,011	12,534	16,969
Operating income	1,674	837	2,158	1,590	1,552	2,101
Net income	807	205	1,420	923	399	540
Earnings per share (basic)(4)	2.87	0.74	5.39	3.63	1.59	2.15
Earnings per share (diluted)(4)	2.86	0.74	5.22	3.54	1.57	2.13
Earnings per ADS (diluted)(4)(5)	0.57	0.15	1.05	0.71	0.31	0.42

Consolidated Balance Sheet Data

Amounts in accordance with French GAAP:
Marketable securities, cash and cash equivalents	€783	€1,109	€3,369	€2,214	€2,666	$3,609
Current assets	4,302	3,927	5,684	4,323	4,627	6,264
Long-term obligations	4,171	5,425	4,092	4,171	3,614	4,893
Total assets	17,233	16,900	15,275	14,305	13,201	17,872
Net debt(8)	4,401	4,827	2,269	2,692	1,385	1,875
Stockholders’ equity	7,189	5,947	5,087	4,824	4,577	6,196
Approximate amounts in accordance with U.S. GAAP(7):
Stockholders’ equity	7,041	5,554	4,836	4,671	4,472	6,054
Total assets	17,300	16,827	15,260	14,355	13,285	17,985

(See notes on following page)

	Year ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	(in millions of €, except per share data)					(in millions of $, except per share data)
Cash Flow Statement Data
Amounts in accordance with French GAAP:
Cash flow from operating activities	€1,422	€2,240	€1,641	€1,653	€1,786	$2,418
Capital expenditures	(798)	(737)	(603)	(543)	(526)	(712)
Investments in companies (net of divestitures)	(2,137)	(853)	2,915	(872)	553	749
Dividends paid	(366)	(393)	(404)	(432)	(456)	(617)
Share repurchases	(169)	(921)	(786)	(368)	(213)	(288)

Other Data
Depreciation and amortization	€757	€777	€721	€599	€559	$757
Cost of goods sold as a percentage of net sales	48.8%	49.7%	47.5%	45.6%	46.5%	46.5%
Operating income as a percentage of net sales	10.8%	11.1%	11.7%	12.2%	12.4%	12.4%

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on December 31, 2004 of $ 1.3538 per € 1.00.
(2)	Other income and expense includes the amortization of goodwill which amounted to € 124 million, € 149 million, € 109 million, € 84 million and € 70 million in the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively.
(3)	Beginning in 1994, gains and losses on disposals of companies, restructuring costs and certain other exceptional items have been shown separately as non-recurring items. See Notes 1.S and 3 to the Consolidated Financial Statements.
(4)	Earnings and dividends per share have been adjusted following the June 2000 and June 2004 two-for-one stock splits. Basic earnings per share is based on an average number of shares of 281,324,544, 278,724,154, 263,700,262, 254,583,270 and 250,671,990 as of December 31, 2000, 2001, 2002, 2003 and 2004, respectively. Diluted earnings per share and ADS are based on the average number of shares outstanding during the year assuming full conversion of all common stock equivalents and convertible bonds and taking into account the related reduction in interest charges, net of tax. Such average number of shares was 282,747,442, 285,394,760, 274,482,258, 263,196,496 and 257,882,844 for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively.
(5)	Earnings per American Depositary Share, or ADS (diluted), has been calculated by dividing Earnings per share (diluted) for the applicable period, as adjusted for the two-for-one stock splits in 2000 and 2004 and as set forth in the immediately preceding line in the table, by five to reflect the ratio of one-fifth of one share per ADS.
(6)	Avoir fiscal is no longer available on dividends distributed by French companies as from January 2005.
(7)	For a description of the reconciliation to U.S. GAAP, see Note 2 to the Consolidated Financial Statements.
(8)	Net debt is defined as short-term debt and overdrafts, long-term debt and convertible bonds less cash, cash equivalents, marketable securities and, in 2003, items amounting to € 130 million reflected in other long-term assets and short-term loans. Danone’s management uses net debt as an internal liquidity indicator. Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition” for a reconciliation of net debt to total debt.

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

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per € 1.00. These rates are provided solely for the convenience of the reader and are not the rates used by the Company in the preparation of its Consolidated Financial Statements included elsewhere in this annual report. For its general financial reporting, the Group uses the rate published by the Banque de France. No representation is made that euro could have been, or could be, converted into U.S. dollars at these rates or any other rate.

	U.S. dollars per € 1.00
	Yearly/Period end rate	Average Rate	High	Low
Yearly amounts
2000	$0.94	$0.92	$1.03	$0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
Monthly amounts
October 2004	1.27	1.25	1.28	1.22
November 2004	1.33	1.30	1.33	1.27
December 2004	1.35	1.34	1.36	1.32
January 2005	1.30	1.31	1.35	1.30
February 2005	1.33	1.30	1.33	1.28
March 2005	1.30	1.32	1.35	1.29
April 2005 (through April 13)	$1.29	$1.29	$1.30	$1.28

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of the shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividends received by holders of ADSs.

For a discussion of the impact of exchange rate fluctuations on the Group’s results of operations, see “Item 5. Operating and Financial Review and Prospects—Impact of Changes in Exchange Rates.”

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

The Group’s results of operations and financial condition could be harmed by changes in exchange rates

The Group publishes its Consolidated Financial Statements in euro. In addition, in 2004, approximately 55% of the Group’s consolidated net sales and approximately 62% of its operating income were in euro (compared to 55% and 64%, respectively, in 2003). However, a substantial portion of the Group’s assets, liabilities, sales, costs and earnings are denominated in currencies other than the euro, particularly in the Chinese yuan, U.S. dollar and U.S. dollar-influenced currencies, the British pound or the Polish zloty. As a result, the Group is exposed to fluctuations in the values of such currencies against the euro with respect to the translation into euro of amounts to be reflected in its Consolidated Financial Statements. These currency fluctuations, especially with respect to these principal non-euro currencies, can have a significant impact on the Group’s results of operations. In particular, the appreciation of the euro relative to other currencies decreases the euro value of the contribution to the Group’s consolidated results and financial condition of subsidiaries which maintain their accounts in such other currencies. In addition, to the extent the Group incurs expenses and effects sales in different currencies in cross-border transactions, fluctuations in exchange rates can also affect the profitability of such transactions. As a result of the Group’s international strategy, the contribution by international activities to net sales, operating results and margins is expected to continue to increase over time.

The Group’s dependence on key customers and increased market concentration could negatively affect the Group’s ability to achieve its targeted margins and reduce its competitiveness

While the final consumers of Danone products are individual retail customers, Danone sells its products principally to major retail and grocery chains. The distribution market has become increasingly concentrated, and in most of the Group’s markets, the Group’s top three customers in such markets have more than 30% of the market share. In 2004, the Group’s ten largest customers worldwide accounted in the aggregate for approximately 35% of the Group’s consolidated net sales. Six of those customers are French companies and the Group’s largest client, Carrefour, represented approximately 11% of the Group’s consolidated net sales in 2004. Any increase in the Group’s dependence on key customers or market concentration generally could negatively affect the margins and competitiveness of the Group.

The Group depends on a limited number of suppliers for certain products and services

In connection with its policy of optimizing its purchasing procedures, the Group centralizes the purchase of certain materials or sub-contracted services, such as the ferments used in the fresh dairy products segment, from a limited number of suppliers. If these suppliers are not able to supply the Group with the quantities of materials the Group needs or if the suppliers are not able to provide services in the required time period, this could have a material adverse effect on the Group’s financial condition and results of operations.

Changes in governmental regulations could harm the Group’s business

As a producer of consumer foods and beverages, the Group’s activities are subject to extensive regulation by national authorities and international organizations, including regulation with respect to hygiene, quality control, beverages or packaging and tax laws. The Group’s activities may also be subject to all kinds of barriers or sanctions imposed by countries in order to limit international trade. The Group’s activities could be adversely affected by significant changes in such regulations.

The activities of the Group are also subject to increasingly restrictive regulation with regard to the release or discharge of substances or waste into the environment, the protection of the environment and the protection of health and human safety. While the Group believes that it has put in place appropriate measures to limit the risks associated with these activities through a policy of environmental management, including, in particular, the establishment of regular inspections at all of its sites, the introduction of higher standards or more stringent regulations could necessitate additional investments and result in substantial costs for the Group.

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

The Group may not be able to adequately protect its intellectual property rights

Given the importance of brand recognition to its business, the Group has invested considerable effort in protecting its portfolio of intellectual property rights, including trademark registration, such as, for example, the trademarks Danone, Evian, and LU. The Group also uses security measures to protect its patents, licenses and proprietary formulae. However, the Group cannot be certain that the steps it has taken will be sufficient to protect its intellectual property rights adequately or that third parties will not infringe upon or misappropriate its proprietary rights. Moreover, some of the countries in which the Group operates offer less protection for intellectual property rights than Europe or North America. If the Group is unable to protect its proprietary rights against infringement or misappropriation, its future financial results and its ability to develop its business could be harmed.

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

The Group’s strategy relies significantly on acquisitions, which involve risks

The Group’s strategy is to become the leader in each of the markets in which it operates. Within the context of continued concentration in the food and beverage industry, this strategy involves the pursuit of external growth opportunities through acquisitions and alliances. These acquisitions and alliances could have a negative impact on the Group’s business if the Group is unsuccessful in the integration process or fails to achieve the synergies and savings it expects from these acquisitions. Furthermore, the relations with partners of the Group in certain entities are governed by documents or agreements that could allow certain decisions to be made with the agreement of such partners or without the agreement of the Group. Such restrictions could make it difficult for the Group to pursue its objectives through these entities.

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

Beginning in the early 1990s, BSN pursued a strategy of consolidating its main business lines, developing synergies in Western Europe and expanding into growing markets. Moreover, BSN paved the way for a strategy of development outside of Western Europe. As a result, BSN increased the scope of its operations and strengthened its portfolio of brands through a number of significant acquisitions and joint ventures. Within Western Europe, BSN acquired Volvic in France to strengthen its position in the bottled water sector. Outside Western Europe, BSN pursued an active acquisition strategy to expand internationally in the Asia-Pacific region, Latin America and Eastern Europe, as well as in selected markets like South Africa and the Middle East.

In 1994, BSN changed its name to Groupe Danone, adopting the name of the Group’s best known international brand, with a view to consolidate its position as an international food and beverage group and to reinforce the marketing strength of the Danone brand name.

In 1997, the Group’s management decided to focus on three core activities on a worldwide basis (fresh dairy products, beverages, and biscuits and cereal products). The Group has since completed several significant divestitures in grocery, pasta, ready-to-serve meals and confectionery activities, mainly in France, Belgium, Italy, Germany and Spain. In 1999 and 2003, the Group sold 56% and 44%, respectively, of the capital of BSN Glasspack, the holding company of its glass containers business, and, in 2000, the Group sold most of its European beer activities to different companies in the industry, including Scottish & Newcastle. In 2002, the Group sold Kro Beer Brands, owner of the brands Kronenbourg and 1664, among others; its Italian cheese and meat activities (Galbani); as well as its beer producing activities in China. These divestitures since 1997 represented net sales of approximately € 5.7 billion in the aggregate. This strategy enabled Danone to concentrate its financial and human resources on product lines with strong commercial potential and in which the Group holds leading world positions as well as to pursue its expansion outside Western Europe through internal growth and strategic acquisitions, which in the aggregate represented consolidated net sales of over € 2.0 billion since 1997.

Since 1998, the Group has been organized around three core activities, which together represented nearly 97% of the Group’s consolidated net sales in 2004:

•	fresh dairy products, including yogurts, dairy desserts and infant foods, representing approximately 50% of consolidated net sales;

•	beverages, including primarily packaged water (following the sale of its European beer activities), representing approximately 25% of consolidated net sales; and

•	biscuits and cereal products, representing approximately 22% of consolidated net sales.

Key Events in 2004

The Group’s growth in revenue, which amounted to 7.8% at constant exchange rates and scope of consolidation, was the strongest performance in the history of the Group. The growth was sustained over the entire year, with a deceleration in the third quarter, particularly in the beverages segment. During 2004, fresh dairy products confirmed its role as the Group’s leading growth segment with an increase of 10.5% in its net sales at constant exchange rates and scope of consolidation. The beverage business line grew at a rate of 7% at constant exchange rates and scope of consolidation, in spite of the unfavorable weather conditions in Europe during the third quarter and the negative impact of exchange rates on exports. The biscuits and cereal products segment attained a growth rate of close to 4% at constant exchange rates and scope of consolidation, an improvement compared to the level of growth in previous years. Operating margin, which increased for the tenth consecutive year, by 22 basis points in 2004, reached 12.4% compared to 12.2% in 2003, in spite of a large increase in the price of raw materials, in particular, PET.

As part of its strategy of maintaining profitable growth of its businesses, the Group concluded the following transactions:

•	In April 2004, the Group and ARCOR, the leader in the Argentinean food industry, signed an agreement aimed at merging their biscuits businesses in South America in 2005, thus forming the leading player in the market in that region. The new entity is 49% owned by Groupe Danone and 51% owned by the ARCOR group, which has assumed operational management as of January 2005.

•	In July 2004, the Group sold its biscuits businesses in the United Kingdom (Jacob’s) and Ireland (Irish Biscuits) to United Biscuits and to Fruitfield Foods Ltd, respectively.

•	In November 2004, the Group announced the sale of its bottled water business in Italy (Italaquae) to LGR Holding. This sale was finalized and took effect in January 2005.

Furthermore, in the fresh dairy products segment, the Group entered into an agreement to form a strategic alliance with Yakult Honsha, with the objective of strengthening their global leadership in probiotics and further accelerating the growth of both companies in the functional food and beverage market. The agreement provides for: (i) the nomination of representatives on the boards of directors of the respective groups, (ii) the establishment of a permanent liaison office with responsibility for identifying specific areas of collaboration between the two groups and facilitating joint projects and (iii) the formation of a council to advance the cause of probiotics. The agreement between the two companies has no impact on the existing shareholding structures. Danone, which is already the largest shareholder of Yakult Honsha with a 20% stake, has agreed not to increase its shareholding in the company beyond the current level for five years and not to increase it to such extent that it would have effective majority control for another five years thereafter.

Finally, at the end of 2004, the Group performed its annual impairment review of its investments in the Home and Office Delivery (“HOD”) water business in the United States and Europe. As a result of this review, the Group recorded an exceptional charge of € 600 million in its consolidated accounts, of which € 450 million related to the Group’s investment in DS Waters LP, a company formed with Suntory Limited in November 2003 and € 150 million related to the Group’s investment in The Danone Springs of Eden BV, a company formed in September 2003 with Eden Springs Ltd in the European HOD water market (see Notes 3 and 7 to the Consolidated Financial Statements).

Business Overview

Danone is one of the world’s leading food companies, with worldwide sales and operating income of approximately € 13.7 billion and € 1.7 billion, respectively, in 2004. By volume, Danone is the world’s leading producer of fresh dairy products, the second largest producer of biscuits and cereal products and the co-leading producer of packaged water. Danone’s portfolio of brands and products includes national and international market leaders such as Danone (Dannon in the United States), the world’s leading brand of fresh dairy products; Evian, the world’s leading brand of bottled still water; Volvic, the Group’s other major international brand of bottled still water; LU, Europe’s leading biscuits brand; Wahaha, the leading Chinese brand of bottled water; and Aqua, the leading brand of packaged water in Indonesia. In addition, the Group also produces sauces (HP Foods, Lea & Perrins and Amoy) and infant food in France (Blédina). Overall, in 2004 approximately 75% of world sales were realized through leading positions in local markets.

The Group’s strategy of international expansion, through both internal and external growth, has led to a significant increase in net sales outside Western Europe. These sales represented 40% of total net sales in 2004 compared to less than 15% in 1995.

The brand name Danone (Dannon in the United States) currently represents approximately 44% of the Group’s sales and experienced growth of close to 10% in 2004 at constant exchange rates and scope of consolidation. In addition to fresh dairy products, the brand has been extended to certain other products, such as bottled water in the United States and certain European countries as well as biscuits in Asia. Four of the Group’s brands (Danone, LU, Evian and Wahaha) represent approximately 63% of the Group’s net sales. These four brands, with a growth rate of more than 8% in 2004, made a 67% contribution to the Group’s growth in net sales.

In addition, the Group has developed product lines known under the names Actimel (probiotic dairy products), Taillefine, Vitalinea, and Ser (low-fat products) and Activia and Bio (bifidus products). These brands, which are progressively being extended to all countries in which the Group is present, represented 49% of the Group’s growth in net sales in 2004.

Danone’s main product for export is bottled water, mainly under the brand names Evian and Volvic. Evian was exported to more than 120 countries in 2004 and has strong market shares in the United Kingdom, Germany and Japan. Volvic is the leading still mineral water brand in Germany and the leading imported water in Japan.

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

The continued internal growth of the Group in recent years is based upon the Group’s ability to sell quality products satisfying demands of local markets by (i) improving the products sold by recently acquired companies, (ii) introducing products that are accessible to large numbers of consumers in emerging countries in order to develop mass consumption of packaged food products and ensure demand for the Group’s brands for the future and (iii) taking advantage of the Group’s marketing expertise to sell value-added products already sold in other countries, to accompany increases in purchasing power and developments in consumer trends. The Group believes that demographic trends and economic developments in Asia and Latin America will lead in the medium term, despite possible economic difficulties, to significant market expansion. The progressive improvement in the purchasing power of local populations, together with the development of a middle class, is expected to increase demand for bottled beverages and brand name food products.

The Group will continue to follow a strategy whereby its three business lines will grow profitably, as a model of development to guarantee the Group’s values and specificity.

Danone believes that it can sustain a growth rate of 5% to 7% at constant exchange rates and scope of consolidation by (i) having a portfolio of activities concentrated on dynamic health-oriented products, especially in fresh dairy products, (ii) advertising and promoting a selected number of major brands, (iii) having a significant presence in countries which present the best prospects for long-term growth, particularly China, Mexico and Indonesia, especially in beverages, (iv) occupying leading positions internationally in each business line built on strong leading positions in local markets and (v) offering promising innovations based on satisfaction of consumers.

Sales growth at constant exchange rates and scope of consolidation is expected to continue to be a leading force for improving the Group’s economic performances, due to the continuing leadership of products generating a favorable mix effect and the achievement by the Group of a critical size in several emerging markets. Concurrently, the Group will continue to promote numerous initiatives aimed at increasing its global efficiency and widespread appeal. In a difficult international economic climate and in the absence of a significant crisis, Danone expects that its consolidated net margin should improve by between 20 and 40 basis points in 2005 and that net earnings per share should increase by 10%.

The Group will continue its policy of making acquisitions in order to consolidate current positions and to hold leading local market positions in each of its business lines. With significant free cash flow (defined as cash flows provided by operating activities less capital expenditures) and a level of net debt (defined as short-term debt and overdrafts, long-term debt and convertible bonds less cash, cash equivalents, marketable securities and, in 2003, items amounting to € 130 million reflected in other long-term assets and short-term loans) representing less than one year of cash flow provided by operations, the Group possesses the necessary resources to sustain its growth.

Products and Markets

The tables below show, for each of the years 2002, 2003 and 2004, consolidated net sales and operating income by principal geographic areas and business lines.

Geographic Areas

	Year ended December 31,(1) (2)
	2002		2003		2004
	(millions of €, except percentages)
Net Sales(3)
Europe(4)	8,841	65.2%	8,876	67.6%	9,354	68.3%
Asia	2,080	15.3%	1,957	14.9%	2,072	15.1%
Rest of the World	2,634	19.5%	2,298	17.5%	2,274	16.6%

Total	13,555	100.0%	13,131	100.0%	13,700	100.0%

Operating Income(3)
Europe	1,192	75.0%	1,244	77.6%	1,275	74.8%
Asia	277	17.3%	279	17.4%	290	17.0%
Rest of the World	175	11.0%	196	12.2%	238	13.9%
Unallocated income (expense)(5)	(54)	(3.3)%	(115)	(7.2)%	(98)	(5.7)%

Total	1,590	100.0%	1,604	100.0%	1,705	100.0%

(1)	Since January 1, 2003, the Group has presented its net sales and operating income according to new geographic areas. The new geographic areas are Europe (which includes Western Europe, Central and Eastern Europe), Asia (which includes the Pacific region, i.e., Australia and New Zealand) and the Rest of the World (which includes North and South America, Africa and the Middle East). The information for the year 2002 has been revised to reflect this new presentation.
(2)	Certain financial and statistical information in this annual report have been rounded to the next higher or lower number. As a result, various amounts and percentages may not total.
(3)	Net sales or operating income of the Group’s subsidiaries after elimination of sales between companies belonging to the same area and elimination of inter-region sales.
(4)	France represented approximately 38.5% of net sales for Europe in 2004 (41% in 2003 and 40% in 2002).
(5)	Unallocated income (expense) represents the balance of Group income (expenses) that has not been allocated to any specific operating division.

Business Lines

	Year ended December 31,
	2002		2003		2004
	(millions of €, except percentages)
Net Sales(1)
Fresh dairy products(2)	6,276	46.4%	6,185	47.1%	6,914	50.5%
Beverages(3)	3,691	27.2%	3,557	27.1%	3,427	25.0%
Biscuits and cereal products(4)	3,232	23.8%	3,071	23.4%	3,041	22.2%
Other food businesses	356	2.6%	318	2.4%	318	2.3%

Total	13,555	100.0%	13,131	100.0%	13,700	100.0%

Operating Income(1)
Fresh dairy products(2)	802	50.4%	845	52.7%	947	55.5%
Beverages(3)	464	29.2%	537	33.5%	494	29.0%
Biscuits and cereal products(4)	317	19.9%	280	17.4%	301	17.6%
Other food businesses	61	3.8%	57	3.6%	61	3.6%
Unallocated income (expense)(5)	(54)	(3.3)%	(115)	(7.2)%	(98)	(5.7)%

Total	1,590	100.0%	1,604	100.0%	1,705	100.0%

(1)	Net sales or operating income of Danone’s subsidiaries after elimination of sales between companies belonging to the same division and elimination of intra-group sales. Intra-group sales consist of sales of products between companies that are in different divisions. Intra-group sales were € 19 million, € 19 million and € 21 million for the years 2002, 2003 and 2004, respectively.
(2)	In 2002, Danone’s Italian cheese and meat businesses, which were subsequently sold, were only consolidated for the first four months of the year.
(3)	In 2002, the bottled water activities in the United States, which were subsequently sold, were only consolidated during the first six months of the year. In 2002 and 2003, net sales and operating income included the large container water business in the United States, which was deconsolidated at the end of 2003.
(4)	In 2004, the biscuits businesses in the United Kingdom and Ireland, which were subsequently sold, were only consolidated during the first nine months of the year.
(5)	Unallocated income (expense) represents the balance of Group income (expenses) that has not been allocated to any specific operating division.

Fresh Dairy Products

With net sales of fresh dairy products in 2004 of more than € 6.9 billion, representing approximately 3.6 million tons, Danone is the leading producer of fresh dairy products worldwide, with more than 18% of the world’s market share and an average market share of greater than 25% in each of its ten most significant markets, which is three times more than its closest competitor. Danone’s principal products in this business line are yogurts and similar products which, together, accounted for over 90% of Danone’s total net sales of fresh dairy products in 2004, with the remainder represented by infant food sold principally in France under the Blédina brand and, until April 2002, by Galbani cheese and cured meat.

Principal Markets and Brand Names.    Sales in Europe accounted for 75% of net sales of fresh dairy products and sales in the Rest of the World accounted for 25%. Danone’s principal markets for fresh dairy products in Europe are France, Spain, Germany, Italy and the Benelux countries which, together, accounted for approximately 57% of Danone’s sales of fresh dairy products in 2004. In the Rest of the World, the Group’s principal markets are the United States, Mexico and Argentina.

In France, Danone is the market leader for fresh dairy products with over one-third of the total market. Danone markets yogurts and similar products and other fresh dairy products principally under the Danone brand name. The Group is also the market leader in France for infant food with its brand Blédina. Sales in France experienced negative growth in 2004 due primarily to competing retail and discount brands as well as the negative impact of the agreement to reduce prices by 2%, which was signed with retailers in June 2004.

In Spain, Danone has a 55.96% interest in Danone S.A., Spain’s leading producer of fresh dairy products with a share of the Spanish market of approximately 48%. Danone is also the leading producer of yogurt in Italy, with a market share of approximately 26%.

In Germany, Danone is an important player in a relatively fragmented market. Danone also markets its products in Belgium and Portugal where it holds leading positions through locally established production subsidiaries and in The Netherlands, Denmark, the United Kingdom, Austria, Switzerland, Finland and Sweden through marketing subsidiaries and franchises that sell Danone’s product lines.

With the acquisition of the brand Shape in August 2002, the third-leading brand of low-fat fresh dairy products in the United Kingdom, Danone has become the second largest player in the fresh dairy product market in the United Kingdom.

In Eastern Europe, Danone is the leading producer of fresh dairy products in Poland, Hungary, the Czech Republic, Slovakia, Bulgaria and Romania. In each of these countries, the Danone brand name has one of the highest levels of brand awareness in the food market. The Group holds the second-leading position by value in Russia, a country where the Group’s production capacity is currently being increased and that is one of the Group’s “Nouvelles Frontières” countries due to its potential for growth. In addition, the Group has a market presence in the Ukraine, Croatia and the Baltic countries.

Danone is the leading producer of fresh dairy products in terms of both net sales and volumes in Latin America, and has become the leading producer in North America. Danone is in a leading market position in Mexico, Argentina and Canada, and, since 2004, in the United States. The fresh dairy products business in the United States, which experienced growth in net sales of over 30% in 2004 primarily due to the acquisition of Stonyfield, is one of the “Nouvelles Frontières” countries due to its potential for growth.

In the Asia-Pacific region, Danone is present in Australia and Japan through licenses or joint ventures. In 2003, the Group reinforced its presence in Japan with the acquisition of an additional equity interest in Yakult, with which the Group entered into a partnership in the beginning of 2004 with the objective of strengthening their global leadership in probiotics and further accelerating the growth of both companies in the functional food and beverage market. Through its association with Shanghai Bright Dairy in China, Danone is pursuing the establishment of the Danone brand in a still relatively small market.

Danone also has minority interests in major producers of fresh dairy products in Morocco, Algeria, Tunisia, Saudi Arabia and Israel, which all have leading positions in their respective countries. In South Africa, Danone has a majority interest in Danone Clover and in December 2003 the Group reinforced its presence in Turkey with the acquisition of Nestlé’s dairy business and the purchase of the 50% interest held by its partner Sabanci in their joint venture.

New Products.    Danone is continuously involved in the introduction of new products while trying to develop, as quickly and widely as possible, a worldwide market for high-potential products. At the same time, Danone is continuously reviewing or relaunching some of its key existing products to better meet consumer demand in terms of recipes, formats or packaging. The dynamism of the segment is strongly linked to its capacity to deploy, extend and adapt global concepts very rapidly in numerous countries, especially with the low-fat product lines under the Taillefine, Vitalinea or Ser brand names, a bifidus line under the Bio or Activia brand names, the Actimel line and a line of “fromage frais” (creamy dairy product) for children.

In 2004, this segment confirmed its ability to adapt global products to local markets. Danacol, a dairy product with preventative effects against cholesterol, was successfully launched in 2004 in a number of countries, including France, Spain, Belgium and the United Kingdom. Activia was also launched in numerous countries, including Germany, Canada, Mexico and The Netherlands. In addition, new varieties were introduced to accelerate the growth of Activia in countries where the brand is already marketed. Finally, drinkable versions of existing products, such as Activia, Danette and Danonino, were launched in France, Spain and Argentina, respectively.

In 1995, Danone introduced Actimel, a probiotic dairy product, which is now sold in approximately 20 countries and continues to enjoy very strong sales growth. In 2004, net sales of Actimel at constant exchange rates and scope of consolidation increased by more than 30%, reaching nearly € 790 million, and 75% of this growth came from five countries: Spain, Germany, France, the United Kingdom and Italy. In addition, Actimel represented 20% of the Group’s growth in net sales. Furthermore, the strong rates of growth recorded in 2004 in Argentina, Poland and Russia confirm the potential of this type of product in emerging countries.

In the United States, the “low carb” product line launched in early 2004 has experienced growing success. The U.S. market represents a strong potential for growth, characterized by low consumption per person compared to Western Europe. Due to its strong ability to innovate, in 2004, Danone became the leader in the United States in the fresh dairy products market.

Present at the beginning and for more than thirty years in five major countries, Petit Gervais aux Fruits, the “fromage frais” designed for children, is now consumed in thirty-five countries. This growth has been driven by a strategy of constant innovation and local adaptation (from one country to another the product line has different names: Danonino, Danimals, Petits Gervais). Furthermore, in 2004, Petit Gervais aux Fruits underwent an organoleptic renovation. A series of studies was performed on children aged five to eight in thirty-five countries where this product is sold in order to identify consumer preferences. These studies were incorporated in the development of new flavors in each of these countries.

Market Trends.    Overall, the market for fresh dairy products on a worldwide basis has grown steadily over the past several years. This market has grown continually in Western Europe, driven by the innovative and dynamic nature of health-oriented products. In the United States, the fresh dairy products market has increased over the past few years, making this product line one of the most dynamic in the food industry. Danone has a strong presence in this market, mainly due to the success of the “low carb” product line introduced in 2004. Emerging markets have generally enjoyed favorable conditions, particularly in Turkey, Argentina and Mexico. Management believes that the introduction of new products, particularly health-oriented products, infant foods and drinkable versions, will allow Danone to continue to improve its market position. In addition, management believes that premiums often associated with innovative products will help raise the total value of the market for fresh dairy products.

Danone expects to see continued growth in demand for infant food in France, driven in part by trends toward increased consumption of convenience foods under the influence of new lifestyles and the success of new and innovative product lines that combine practicality and nutritional quality.

Beverages

Danone’s beverage activities comprise packaged water and other non-alcoholic beverages. In 2004, net sales of beverages were € 3.4 billion, of which 47% were in Europe, 42% in Asia and 11% in the Rest of the World.

Danone is the co-leading producer of packaged water in the world based on volume, with two of the five leading brands of bottled water in the world (Evian and Volvic) as well as the leading brand of packaged water in the world (Indonesia: Aqua). With approximately 17 billion liters of packaged water sold in 2004, Danone has a market share of approximately 12%. Danone is also the second leading producer of packaged water in Europe, the leading producer of packaged water in Asia-Pacific and a major actor in Latin America.

Principal Markets and Brand Names.    The Group maintains strong market shares in Western Europe, where there is a long tradition of consumption of still and sparkling bottled water. Danone’s principal market for bottled water is France, where Danone has approximately 23% of the national market in terms of volume, mainly through its Evian, Volvic, Badoit, Salvetat and Arvie brands. Danone is also the leading producer of bottled water in Spain, with approximately 21% of the Spanish market through its Lanjarón, Font Vella and Fonter brands. In the United Kingdom, where the still water market is experiencing rapid growth, the Group has a leadership position with a market share greater than 25%, due to its Evian and Volvic brands. In Germany, the Group is the leader in the market for still water. Furthermore, with the formation of The Danone Springs of Eden BV in September 2003 with Eden Springs Ltd, the Group holds the number two position in the European HOD water market.

In Eastern Europe, Danone is the market leader in Poland, the largest market in the region, with Zywiec Zdroj, a subsidiary acquired in 2001, and Polska Woda, a joint venture entered into in 2000 with the Italian group San Benedetto. In addition, Danone reinforced its presence in Turkey with the repurchase at the end of 2003 of the 50% interest held by its partner Sabanci in Danone Hayat.

In North Africa and the Near and Middle East, the Group is present in Morocco, where it acquired in 2001, in collaboration with the Moroccan conglomerate ONA, a 30% interest in Sotherma, a leader in the bottled water market in Morocco.

In the United States, the Group reinforced its position in the HOD water market with the formation in 2003 of DS Waters LP, a joint venture which joins together the businesses of Suntory Water Group and the HOD business of Danone in the United States. DS Waters LP holds a leading position in the United States HOD water market, ranking first in twenty-five major cities in the United States. In addition, Danone has a significant position in the premium bottled water market through its brand Evian which has been marketed by The Coca-Cola Company since July 2002. Danone is also active in the United States domestic market for water mainly through the Sparkletts and Dannon brands, through the company created in 2002 with The Coca-Cola Company, which holds a 51% ownership interest in the company.

In Canada, the Group is the leader in the HOD water market and reinforced its position in 2003 with the acquisition of Sparkling Springs Water Holdings. The Group is the leader in the bottled water market, with its Crystal Springs, Labrador, Naya and Evian brand names.

In Latin America, Danone is the market leader in packaged water. In Mexico, the Group is the leader in the bottled water market with Bonafont, the leading Mexican producer in this market. The Group also holds a 50% interest in Pureza Aga, a major actor in the Mexican HOD water market. In addition, the Group reinforced its presence in the large container water market in Mexico through the acquisition of Bonafont Garrafones y Servicios in 2004. Based on size, the Mexican bottled water market is one of the largest markets worldwide and the largest emerging market. The Group also has a leading position in the bottled water market in Argentina with the Villa del Sur and Villavicencio brands and is the market leader in Uruguay.

In Asia, Danone is the clear leader in packaged water with a market share of around 20% in the region.

In China, the Group is the market leader with more than 25% of the bottled water market where it sold more than 3 billion liters in 2004, primarily under the Wahaha and Robust brands. The Group is also the market leader of dairy drinks in this country and is a major actor in the cola and ready-to-drink tea markets.

In Indonesia, the Group holds a 74% interest in Aqua, which is the clear leader in the country with more than 50% of the market. A significant part of its revenue is achieved through the sale of water in large containers. In 2004, the brand name Aqua had the leading position in the worldwide packaged water market with 4 billion liters of water sold.

In Japan, during September 2002, the Group entered into an agreement with Mitsubishi Corp. and Kirin Beverage Corp., one of the leaders in the Japanese beverage market, with the aim of accelerating growth of the Volvic brand in Japan and participating in the growth of the domestic segment of the market. The Group is already the leader by value in the bottled water market in Japan and has a dominant position in the premium segment with its imported water brands Volvic and Evian.

New Products.    Once again, innovations contributed significantly to growth, and the Group confirmed its ability to respond to the development of consumption trends in 2004.

The flavored water segment, where sales were particularly strong in 2004, expanded its range of product types and brands. In Argentina, the Ser product line has been widely developed since 2003. The line, composed of a still water enriched with calcium and a slightly sweetened and flavored sparkling water (Lime & Lemon), is number two in its market and added new flavors in 2004. In Mexico, Levite, the flavored water launched in 2002, represented more than 25% of Bonafont’s 2004 sales. In France, the sales of flavored Taillefine water continue to develop, in spite of building competition. Due to its innovations, the Group holds more than 58% of the flavored water market in France. In addition, Badoit Rouge, a sparkling water launched in June 2004, aims to expand the territory of the brand and attract soft drink consumers.

The functional beverage segment, another area of development, has had significant growth in Asia, particularly in China where the Group is present through the companies Robust and Wahaha. Sales of Mizone, which was launched in China in 2003, experienced strong growth in 2004 and the launch by Wahaha of G-Vital, an energy drink principally aimed at towns and villages, was a success.

Market Trends.    Packaged water is one of the most dynamic segments of the world’s food market due to consumption trends favoring safety and health. The segment of water-based, slightly sweetened, refreshment drinks is a growing market and flavored water is expected to represent a significant portion of the growth of the segment. Likewise, functional beverages are expected to be one of the areas of growth in the segment, particularly in China and Indonesia. Despite already relatively high levels of per capita consumption, the European market, the largest in the world, continues to experience sustained growth. Outside Western Europe, the global trend in consumption of bottled water has shown a regular progression. Certain countries which already have a significant market, including China and Indonesia, are experiencing double-digit growth rates. In contrast, the HOD water market in the United States shows lower growth prospects coupled with a more competitive price environment. These unfavorable factors have led the Group to record an impairment charge on its investments in DS Waters LP (see Notes 3 and 7 to the Consolidated Financial Statements).

Biscuits and Cereal Products

With net sales in 2004 of approximately € 3 billion, representing approximately 1.2 million metric tons, Danone is the world’s second-leading producer of biscuits and cereal products. Danone’s biscuit products include cookies, which represent more than half of the segment’s net sales, as well as savory snacks, crispbreads and crackers, and packaged cakes. The segment retains a strong potential with, in certain regions, rates of growth higher than the average for other food segments.

Principal Markets and Brand Names.    In 2004, sales in Europe accounted for 76% of biscuit and cereal products net sales, 19% in Asia and 5% in the Rest of the World.

Danone’s main product lines are marketed under the LU brand name, which accounts for more than 40% of the segment’s net sales and which has a dominant position in Western Europe. The Danone brand name is used in Asia, especially in China and Indonesia. The Group also has various local brands worldwide resulting from the many business acquisitions carried out by the Group in recent years. In an attempt to harmonize and benefit from these assets, in 2001, the Group implemented a strategy for the progressive transfer to the LU brand name of some of its international businesses, including the re-branding of products in Brazil, Poland, Denmark, Norway, Sweden and Finland in 2001 and 2002.

In Western Europe, Danone is the market leader and has a strong leading position in France, the Benelux countries, Greece and Finland. In Italy, the Group is number two in the market, with Saiwa. In Spain, the Group reinforced its number two position. The Group is no longer present in the United Kingdom and Ireland following the disposal in 2004 of its biscuits businesses in these countries.

In Eastern Europe, Danone is the clear market leader with a strong position in Russia, Poland, Hungary, the Czech Republic and Slovakia.

In Latin America, Danone is an important biscuit and cereal product producer with a presence in Brazil and Argentina. In April 2004, the Group and ARCOR signed an agreement aimed at merging their biscuits businesses in South America in 2005, thus forming the leading player in the market in that region. This agreement is effective as of the beginning of 2005.

In Asia, Danone is the market leader for biscuits and cereal products. Danone has very strong positions in China and India, two of the top three largest biscuit and cereal product markets in the world in terms of volumes consumed. In the biscuits and cereal products segment, Danone is the leading brand in China and Britannia is the leading brand in India. Danone also has leading positions in Malaysia and New Zealand, where it has approximately 40% of the market share. In Indonesia, the Group continues to reinforce its growth in the biscuit market under the Danone brand name. One of the Group’s objectives in this segment is to develop nutritional products that are affordable to everyone. In order to achieve this objective, the Group is striving to develop product formats that are adapted to the budget of the average consumer.

New Products.    Danone’s strategy for innovation tends to emphasize the nutritional qualities of biscuits, the establishment of additional eating times throughout the day, the rollout of concepts with a high commercial potential in several countries and the promotion of affordable products in the segment, especially in the Asia-Pacific region. Furthermore, in 2004, the strategy for the segment in Europe mainly consisted of renewing certain existing products, with the goal of improving quality and taste in order to differentiate them from competing brands.

The breakfast (“Petit Déjeuner”) product line continued to be deployed across Europe and has an increased number of varieties. Launched in 1999, this range targets breakfast, a mealtime during which the consumption of biscuits remains minor. The biscuits of this range take advantage of the concept of “Long Lasting Energy” (“Energie à Diffusion Progressive”) developed by Danone Vitapole, which has been validated by international experts. The research and development teams of the Group have been able to show that certain complex sugars in cereals are digested slowly and over an optimal length of time release the necessary sugars for the healthy functioning of the body and brain. This nutritional advantage, the result of an original combination and formulation of the biscuit, including preparation and cooking, has been included in the Prince Petit Déjeuner line, targeted at the youth market, as well as the LU Petit Déjeuner, its equivalent for adults. Launched successfully in France, the line has also been developed in Belgium, Holland, Italy and Spain, and for the past few years has expanded into Hungary, Russia, Poland and the Czech Republic. In 2004, the segment expanded its Petit Déjeuner line with the launch of its first low-fat cookie product.

Revenues for Prince, the Group’s principal brand name for the youth market, continued to increase, particularly in the Group’s key markets such as France, the Benelux countries and Spain.

In addition, in 2004 the segment reinforced its strategy of offering nutritional products accessible to everyone. After the success of Biskuat in Indonesia, the segment launched two products at € 0.10 in China, capitalizing on the success of its Tuc and Danone & Milk brands.

Other Food Businesses

Net sales of grocery products in 2004 were approximately € 318 million. These products are mainly comprised of sauces such as HP Foods in the United Kingdom, Lea & Perrins in the United States and Amoy in China. The Group also markets Asian-style grocery products under the Amoy brand name, which are exported to Western Europe from Hong Kong.

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

In 2000, Danone significantly revised its research and development policy to transform it into a major competitive advantage of the Group. To increase efficiency, speed and communication within the Group, the research and development teams have been grouped together in one global multidisciplinary center, Danone Vitapole Daniel Carasso, incorporating the three main business lines, and research has been refocused on a limited number of strategic projects. This center, located in the Paris region, has been operational since mid-2002 and employs approximately 500 researchers, engineers and technicians, supported by 300 people throughout the world.

In order to conduct basic research related to nutrition, flavor, and food processing and preservation, Danone regularly collaborates with outside entities such as universities and specialized public research centers. The Group benefits from the expertise of external scientific committees on strategic themes, such as the committee of experts on probiotics or the Evian Center for Water with approximately 30 international experts. Furthermore, the Group maintains permanent relations with the scientific community in order to better understand nutrition issues and to stay informed of the latest developments in research. This permanent dialogue with scientists as well as the support of research programs constitute two of the commitments made by the Group in its Food, Health and Nutritional Charter.

Danone has also established an international prize to reward research in nutrition or major contributions to public health. Product development and improvement are the responsibility of the Group’s research and development teams, which apply the results of both internal and outside research. Furthermore, the fifteen Danone Institutes worldwide contribute to public awareness regarding nutrition through their activities for the benefit of professionals in the fields of nutrition and healthcare and have launched several projects for researchers and practitioners. Since 1991, the Danone Institutes have financially supported more than 600 research programs in nutrition selected by independent panels, have organized over 130 conferences with 24,000 professionals, have published 72 scientific books and have developed over 70 programs for the public. Finally, as part of its strategy aimed at further accelerating growth in the functional food and beverage market, in the beginning of 2004 the Group concluded an agreement with Yakult Honsha, the world leader in the market for probiotics. As part of this agreement, a liaison office was created between the Group and Yakult for facilitating joint projects, particularly in the areas of research and development.

Danone spent € 131 million, € 130 million and € 133 million on research and development in 2004, 2003 and 2002, respectively, representing, in 2004, close to 1% of total net sales.

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

Food Raw Materials.    Milk represents the most important food raw material for the Group in terms of cost. In each country where Danone requires milk for the production of its dairy products, the Company’s operating subsidiaries generally enter into contracts with individual local milk producers or dairy cooperatives. In Europe, the price of milk is essentially fixed by the European Union or supported by various national governments through quotas and customs charges such that only a small portion of purchases is directly subject to fluctuations in the worldwide market. Milk prices decreased in Europe and North America, but remained on an upward trend in Latin America in 2004. Purchasing for other food raw materials, mainly fruit mixtures, sugar, cocoa, flour and vegetable oils, is managed through global or regional purchasing programs, allowing for synergies in terms of volumes and skills. Purchases of sugar and cocoa are closely monitored because the market structure for these products is highly concentrated, with a small number of intermediaries controlling a substantial portion of total supply.

Packaging Raw Materials.    The Group also manages its purchases of packaging raw materials through global or regional programs in order to optimize shared knowledge and volume effects. Factors that influence the pricing of packaging materials include international and regional supply and demand, installed production capacities and, more generally, economic cycles and oil prices. The price of PET and plastics, which are among the most significant packaging raw materials purchased by the Group, increased markedly in Europe and Asia in 2004, mainly due to the increase in the price of oil. The other significant raw materials used for packaging (such as cardboard) did not experience significant change in prices at the Group level during the year.

Organizational Systems and Information Technology

Project Themis

In 2000, through the Themis project, the Group decided to restructure its organization and operating systems and implement an integrated information system or ERP (Enterprise Resource Planning) through an SAP framework.

This implementation is expected to result in the optimization of information flows within the subsidiaries and within the Group as a whole among the financial, industrial, quality control, supply chain, commercial and purchasing divisions. After its installation in 2001 in four test sites, the system’s global deployment began in 2002 and continued in 2003 with deployment in 12 subsidiaries and the parent company of the Group. In the beginning of 2004, the Group began a phase of technical stabilization in order to ensure stable functionality and system security. This phase was followed by a maximization phase, aimed at optimizing its utilization and improving functionality. The Group has thus decided to defer to the end of 2004 certain installations, in particular in the water division, that were initially planned for 2004, with the exception of Indonesia. Today, approximately 50% of the Group’s sales in Europe and North America and 70% of worldwide sales in fresh dairy products are from subsidiaries which have implemented this system.

eSupply Chain

For several years, the Group has been optimizing its purchases, with the goal of improving upstream efficiency as well as collaboration with its suppliers. A dedicated team has been established to this task as part of the eSupply Chain project. This team is in charge of organizing the operations and interactions among the Group’s subsidiaries, the Themis teams, suppliers and CPGmarket. CPGmarket is an electronic marketplace, dedicated to the consumer products sector, created in 2000 by Danone, Nestlé, Henkel and SAP. It offers suppliers and producers a line of technological solutions to optimize purchases and the various stages of the commercial process and in particular allows electronic quotes and online bids. CPGmarket has been operational since 2001 with a database of over 13,000 active users, suppliers and purchasers, in 60 countries and has generated over € 10 billion in online transactions. The Group, which began to deploy CPGmarket’s eSourcing product in 2001, uses it in over 40 of its subsidiaries across the world and for more than 50% of its purchases in all markets.

CPGmarket has also completed applications which allow the standardized, real-time exchange of data between suppliers and purchasers. These exchanges of commercial documents, estimates, plans and inventory levels increase the profit potential of all the participants.

In 2004, CPGmarket established more than 410 supplier-purchaser connections. These connections apply the standards developed by the market, utilizing various formats and information exchange protocols. After having completed three pilot projects in 12 plants in France, Spain and the Czech Republic, the Group plans to deploy eSupply Chain solutions in all of its European subsidiaries in 2005.

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

Such trademarks, brand names, models, copyrights, licenses, patents, proprietary recipes and know-how, which are held by the Company and several operational entities throughout the Group, represent major commercial assets for Danone. The Group is committed to taking appropriate legal steps to protect and exploit such intellectual and industrial property. See “Item 3. Key Information—Risk Factors—The Group may not be able to adequately protect its intellectual property rights.”

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

In addition, in order to optimize its insurance expenses and maintain a strong level of control over its risks, the Group self-insures through its reinsurance subsidiary Danone Ré, a company consolidated in the Group’s financial statements. The self-insurance policy covers certain risks whose costs can be accurately estimated as the Group is aware of their frequency and their financial impact. Such risks relate essentially to (i) coverage for damage to goods, transport, operating losses and civil liability for the majority of the Group’s companies and (ii) payments for disabilities, training and death for the French subsidiaries. These self-insurance programs are limited to accidents under € 7.5 million per accident. Moreover, “stop loss” insurance protects Danone Ré against an increased frequency of accidents and loss. These self-insurance programs are managed by professional insurers and the provisions recorded in the financial statements are determined by independent actuaries.

Customers, Distribution and Marketing

Customers

While end consumers of Danone products are individual retail customers, the principal portion of Danone’s sales are to major retail and grocery chains. The retail industry has become increasingly concentrated over the past several years, and in many national markets such as France, Germany and Belgium, the Group’s three largest clients represent together more than 30% of total net sales. This concentration, particularly advanced in Europe, is expected to increase in North America and in emerging countries. In 2004, the Group’s 10 largest customers worldwide, of which six are French retail groups, accounted in the aggregate for approximately 35% of total consolidated net sales. Danone’s largest client alone, Carrefour, accounted for approximately 11% of consolidated net sales in 2004.

The Group has global partnership agreements with major retailers. These partnership agreements typically contain provisions concerning geographic expansion policy, logistical collaboration or management of food safety. However, they typically exclude pricing terms which remain within the responsibility of the Group’s subsidiaries.

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

In emerging countries, particularly in Asia and Latin America, a large portion of Danone’s sales is made through traditional market outlets or through smaller distribution networks that are most often controlled by the Group. A strong distribution structure is a competitive factor in those countries in which traditional businesses and independent supermarkets still represent a significant share of food sales. In Latin America, 65% of sales from fresh dairy products are made through local networks. In Argentina, the Group benefits from a distribution network which enables delivery to over 75,000 sales points through a fleet of 1,000 trucks. Similarly, in Indonesia, the beverages subsidiary Aqua has built a distribution network by signing agreements with 70 exclusive distributors, who account for 80% of deliveries. This amounts to a total of 10,000 trucks stamped with the Aqua name, circulating in Indonesia every day to supply 1.3 million points of sale.

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

Danone’s operating companies in each business line and geographic market are responsible for developing their own advertising, promotional and sales strategies adapted to local consumer patterns. The Group maintains a decentralized marketing and sales structure in order to provide its operating companies with the proximity and flexibility necessary to respond and adapt to a broad and changing variety of market conditions. In order to ensure (i) consistency of retail strategies within the Group, (ii) an optimal sharing of marketing know-how and (iii) an optimization of promotional costs, the Group has a director in charge of coordinating commercial retail strategies and initiatives as well as a policy of ensuring that strategic principles and initiatives extend across product lines and geographic areas.

The Group believes that direct marketing, which aims at creating direct contact with consumers, will continue to develop rapidly. This strategy, in France, is oriented around a centralized database, which contains 3.5 million French households and which allows the Group to regularly communicate with its customers through personalized mailing campaigns that are adapted to consumer profiles. This program includes, notably, a mailing of Danoé, the magazine of the Group’s brands, electronic newsletters, as well as savings coupons and special offers, such as “Bingo des Marques” which regroups all of the Group’s different brands.

Food Safety and Quality Management

Food Safety

Food safety is a paramount consideration for Danone. The Group has implemented a strict policy of risk identification and control.

Danone has created a food safety unit at its global multidisciplinary research center, Danone Vitapole, that focuses on identifying and analyzing microbiological, chemical, physical or allergenic risks that may threaten the safety of the Group’s products at any stage. The goal is to control the risks in the Group as well as in suppliers. The Group strives to continually improve control over its supply chain by (i) gaining significant knowledge of the raw materials it purchases, (ii) rigorously monitoring the chain of distribution, (iii) developing a more efficient tracing system and (iv) controlling the production processes by using measures to define and implement rules relating to hygiene and production based on international standards. For certain risks, such as pesticides and heavy metals, the Group has implemented monitoring programs, while for others, such as risks of allergies, the Group imposes preventative measures for all its subsidiaries that go beyond regulatory requirements. Danone’s policy also includes the implementation of rigorous procedures for crisis management in order to guarantee consumer safety while maintaining the reputation of its brands as well as the use of tracing tools in order to enable the Group to identify the origin of raw materials used, the procedures followed, the controls carried out and the customers to whom the products were sold. Furthermore, the Group periodically carries out a survey in order to evaluate the level of control over all the risks to which the Group’s businesses are exposed.

Beyond risks that are scientifically established, the Group remains particularly committed to staying informed of risks perceived by the consumer, such as genetically modified organisms. To this end, the Group has developed a network of privileged advisors, including consumer associations that discuss and attempt to clarify topics that are of common concern through various formal and informal forums.

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

Quality management teams oversee quality systems and their implementation at each of Danone’s operating subsidiaries. They are specifically dedicated to: (i) the development of new products through organoleptic tests performed internally and by consumers, allowing a clear vision of the products on the market as well as how the Group responds to consumers’ needs; (ii) teaching skills to employees in quality control departments through specific training programs allowing for experience sharing and transfer of best practices between different subsidiaries; and (iii) developing quality control systems in each subsidiary. The Group is accordingly engaged in a process of evolution of the certification of its industrial sites, from the ISO 9002 standard towards ISO 9001 and towards Danone’s reference system, built on the ISO 22000 standard. This reference system will allow the Group to have a single instrument of quality management and will also facilitate the alignment of all of its action plans towards achieving the objectives defined by the Group.

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

Regulatory and Environmental Matters

Regulatory Matters

The Group’s activities are subject to stringent laws and regulations relating principally to water, air, noise, ground and waste. These activities are subject to obtaining authorizations and making filings with respect to the protection of the environment under French legislation and equivalent regulations in other countries. Packaging is subject to more or less restrictive regulations depending on location, in particular, the European Directive of 2001 relating to plastic materials and objects in contact with food products, which determined the regulatory framework in Europe. In addition, the Group’s activities are subject to the European Directive of 2003 establishing an exchange system and quotas for greenhouse gas emissions, as well as national regulations implementing this directive.

The principal potential risks relating to the environment are: (i) water pollution (essentially organic and biodegradable pollution), (ii) risks related to refrigerating installations (ammonia and other refrigerating liquids), (iii) risks related to the storage of raw materials (flour and sugar silos) or products for the cleaning and disinfection of the Group’s plants (acid or alkaline products) and (iv) risks resulting from amendments to the regulatory provisions relating to packaging. Nevertheless, the Group believes that, in light of its activities, it has a limited negative impact on the environment.

Environmental Policy

Danone’s environmental policy aims to respond to the growing concerns of many different parties, especially consumers, about the environmental impact of industrial plants and products. In 1996, the Company’s management established the basic principles of the Group’s commitment to environmental protection through the adoption of an environmental charter which applies to each of Danone’s facilities and divisions (research and development, purchasing, marketing, production and headquarters) in all the countries where the Group operates. The charter aims to create a system of systematic accountability and protection of the environment at every step of production, from design to delivery of the final product, and encourages the participation of all employees. In addition, since 1991, the Group has had an environmental department to define and coordinate the application of its environmental policy in collaboration with a network of 50 correspondents throughout the world. This policy focuses on three principal areas: industrial activity, packaging and agriculture-related issues.

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

Regulatory Compliance and Risk Management

Since 1995, all of the Group’s industrial sites are subject to an annual self-evaluation of their environmental situation. The internal evaluation serves to raise the environmental awareness of the actors in the field, and give them an in-depth knowledge of the sites to enable them to establish action plans. To ensure regulatory compliance and reinforce risk management, the Group implemented in 2000 a program for the audit of its production facilities by a specialized company. The analysis covers multiple criteria such as operating licenses, water supplies, outflow, atmospheric emissions, storage of raw materials, refrigerating installations, energy, noise and environmental, soil and waste management. The conclusions of the analysis lead to recommendations for the development of quantified and prioritized plans. At December 31, 2004, most of the Group’s plants had been audited, excluding those recently acquired, and the Group believes that the results and actions taken indicate that no major risks are present that would have a serious detrimental effect on the environment.

Decrease in the Consumption of Natural Resources

Since 1995, the Group’s “Green Plants” program has been aimed at reducing the consumption of water and energy and reducing the production of waste material. This program corresponds to the Group’s desire to promote an economic and sustainable business model, limiting plants to using only the resources absolutely necessary to the plant’s activities. The average ratios of the Group between 2002 and 2004 (total water used per ton produced; thermal energy per ton produced; total energy per ton produced) have improved significantly. Furthermore, the current rate of waste quantification is approximately 83%. Targets were fixed in September 2001 by the Group’s executive committee for the reduction of the ratios for the consumption of water and energy between 2000 and 2010: 30% for the consumption of water and thermal energy and 20% for total energy (thermal and electric). These reductions constitute a significant response from the Group to the necessity of reducing the emission of gases causing the greenhouse effect.

Environmental Management

The Group has implemented an environmental management program (Environmental Management System or “EMS”) enabling it to ensure that all of its plants integrate environmental consciousness into plant activities. At December 31, 2004, 75 industrial sites, five corporate headquarters and one research center had ISO 14001 certifications, amounting to more than 45% of the Group’s industrial sites. In the event of an environmental accident, there are procedures in place in each of the plants and sites to manage the situation and minimize the consequences of such an accident. A guide to the management of environmental emergencies was distributed to each plant at the beginning of 2001 and is updated annually.

Packaging

Management believes that environmental consciousness in the packaging of the Group’s products can play a large role in the protection of the environment. Since 1992, Danone has been involved in “Eco-Emballages,” an organization targeted at developing the collection and recycling of packaging in France. Abroad, and in Europe in particular, Danone has actively participated in decreasing packaging waste through “Point Vert” type organizations. Danone also strives to reduce packaging waste at the source by slightly lightening its packaging materials. Danone established a network of contact people who are dedicated to educate and train various interested parties in product development and marketing, in particular through the publication of a new manual on ecological packaging.

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

The Group wishes to expand this method progressively through the farms that supply its plants. In 2002, the Group joined forces with Nestlé and Unilever on a program called the “Sustainable Agriculture Initiative” (“SAI”). This initiative comprises sharing experiences in sustainable agriculture with other industrial businesses in cooperation with farmers and consumers, first in Europe and then throughout the world. Sustainable agriculture, as defined in SAI, is a broader concept than integrated agriculture, as it includes the consumption of natural resources (such as energy sources) and the economic and social impact of operations on local communities. Integrated agriculture should be considered an initial step towards sustainable agriculture. In 2003, the SAI established sustainable agriculture practices for the production of cereal and milk in Europe. In 2004, all of the Group’s milk producers were audited according to internal standards regarding food quality, tracability and security. From 2005, these audits will also cover environmental aspects.

Protection of Water Resources

In 1998, the Group and in particular its beverages division joined the 1971 Ramsar Convention on Wetlands to implement awareness campaigns, training and information relating to the preservation and use of wetlands. The Ramsar Convention consists of 133 countries that agreed to policies favoring wetlands, marshes, peatland and other natural water retention sites in the plains or highlands, which filter rainwater and supply the water tables. These zones are fundamental for the conservation of water and water quality. In 2002, following a Group initiative, the Danone–Evian Fund was created to support projects for the protection and sustainable management of water and water quality. The fund, with a € 1 million budget, is managed by the Ramsar Convention with the help of a local French non-profit organization for the defense of coastlines.

In 2004, the Group performed a complete inventory of the springs that it uses, their risks and their level of protection. In addition, the Group promotes sharing best practices among those responsible for the management of these springs. For example, the Evian spring has special protection. The recognized catchment area where Evian natural spring water begins covers over 34 square kilometers at an average altitude of 850 meters. Eighty-five percent of this pristine catchment area is covered by forests, natural meadows and marshes. Human presence is limited to a few villages and family farms principally making cheese. Société des Eaux Minérales d’Evian joined with the French government in 1992 to found the Association pour la Protection de l’Impluvium des Eaux Minérales d’Evian (APIEME). This organization seeks to protect the Evian natural spring water catchment area by expanding the sewer system, experimenting with more environmentally friendly farming practices and bringing livestock housing into regulatory compliance.

Training and Employee Information

The Group attempts to increase the environmental awareness of its employees through various informational tools. Each year, approximately 15,000 employees attend environmental awareness sessions. In addition, a specific training program for the protection of the environment and plant assets is offered to all industrial engineers. Since 2000, an Intranet site has enabled the dissemination of information relating to the environment, the Group’s environmental policy and sharing experience. The environment managers also have tools for the dissemination of such information (letters, films, CD-Roms, guides).

Environmental Expense and Investment

Investments for the protection of the environment amounted to approximately € 16 million (approximately 3% of the Group’s total industrial investments) in 2004 of which 35% were for water (water treatment, purification stations, economies of consumption), 15% were for waste (improving collection, storage, sorting) and 11% were for energy (economies of consumption, conversion to cleaner energy sources). Management does not expect these investments to increase significantly in the near future.

Expenses related to the environment amounted to approximately € 35 million in 2004. They included expenses for the management of water, energy and waste and taxes other than packaging charges. In addition, the fines, penalties and damages paid to third parties in connection with environmental issues were less than € 1 million in 2004. No significant provision for risks or expenses related to the environment is included in the Consolidated Financial Statements as of December 31, 2004.

Competition

Competitors in Danone’s core businesses include other large international food and beverage groups, such as Nestlé, Kraft, Pepsi Co. and The Coca-Cola Company, as well as smaller companies with focused markets or product lines and food retailing chains offering generic or private label products. The food and beverage sector is highly competitive due to the large number of national and international competitors. Management believes that Danone’s strategy to maintain and improve its profitability is based on the quality, convenience, and innovative aspects of Danone’s products and the strong image associated with its brands in the important areas of health and food safety. Management believes that success in this industry is achieved through strong local market positions, and therefore the Group seeks to be the market leader in each country where it operates. This strategy allows for a long-lasting, balanced and constructive relationship with major distribution networks, by marketing key products yielding growth and profitability.

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

Despite the generally mature food and beverage market in North America and intense competition, the Group has competitively penetrated this market in rapidly growing market segments (packaged water and fresh dairy products). In competition with other large food and beverage groups, Danone has based its strategy on its experience in the management of value-added, health-oriented products and its ability to market locally its diverse global product lines.

In the Rest of the World, essentially in emerging countries, competition in the Group’s three business lines is high. This is due to the presence of local competitors who usually market products at very low prices, but is also due to the efforts of international competitors to penetrate or increase their activities in these high potential markets. Danone’s strategy has consisted of targeting these areas by marketing quality products that emphasize health and safety and are accessible to the greatest number of consumers.

Organizational Structure

The table below presents a list of the Company’s principal operational subsidiaries by business line, including name, country of incorporation or residence and proportion of Danone’s direct and indirect ownership interest at December 31, 2004.

FRESH DAIRY PRODUCTS	BEVERAGES	BISCUITS AND CEREAL PRODUCTS	OTHER

EUROPE

GERMANY

Danone GmbH 100%

AUSTRIA

Danone Ges.mbH 100%

BELGIUM

N.V. Danone S.A. 100%

BULGARIA

Danone Serdika 100%

DENMARK

Danone A/S 100%

SPAIN

Danone S.A. 55.96%

Danone Canaries (Iltesa) 43.93%

FINLAND

Danone Finlande Oy 100%

FRANCE

Blédina 100%

Danone 100%

UNITED KINGDOM

Danone Ltd 100%

GREECE

Delta Dairy(6) 30%

HUNGARY

Danone Kft 100%

IRELAND

Danone Ltd 100%

ITALY

Danone SpA 100%

THE NETHERLANDS

Danone Nederland B.V. 100%

POLAND

Bakoma(1) 52.43%

Danone Sp zoo 100%

PORTUGAL

Danone Portugal S.A. 54.02%

CZECH REPUBLIC

Danone a.s. 98.30%

ROMANIA

Danone SRL 65%

RUSSIA

Danone Industria 70%

Danone Volga 61.79%

SLOVAKIA

Danone Spol s.r.o. 100%

SWEDEN

Danone AB 100%

TURKEY

Danone Tikvesli 100%

UKRAINE

Danone 100%

AMERICAS

ARGENTINA

Danone Argentina S.A. 99.37%

Logistica La Serenissima 50.67%

BRAZIL

Danone Ltda. 100%

CANADA

Danone Inc. 100%

MEXICO

Danone de Mexico 100%

UNITED STATES

The Dannon Co. 100%

Stonyfield Farm 82.08%

AFRICA AND THE MIDDLE EAST

SOUTH AFRICA

Clover Danone 55%

Clover Beverages 39.46%

ALGERIA

Danone Djurdjura 51%(2)

SAUDI ARABIA

Al Safi Danone 50.10%(2)

ISRAEL

Strauss Dairy 20%

MOROCCO

Centrale Laitière 29.22%

TUNISIA

Stial-Socoges 50%

ASIA

JAPAN

Calpis Ajinomoto

Danone 50%

Yakult 18.73%

EUROPE

GERMANY

Danone Waters Deutschland 100%

SPAIN

Aguas de Lanjarón 78.61%

Dasanbe 50%

Font Vella 77.87%

Mahou 33.34%

FRANCE

Evian (SAEME) 100%

Mont Roucous 100%

Seat 99.86%

Smda 100%

Volvic 100%

UNITED KINGDOM

Danone Waters UK & Ireland 100%

ITALY

Italaquae(3) 92.67%

THE NETHERLANDS

The Danone Springs of Eden BV(2) 66.90%

POLAND

Polska Woda 50%

Zywiec Zdroj 100%

SWITZERLAND

Evian Volvic Suisse 100%

TURKEY

Danone Hayat 100%

AMERICAS

ARGENTINA

Aguas Danone de Argentina 100%

Danone Argentina S.A. 99.37%

CANADA

Danone Waters of

Canada 100%

UNITED STATES

CCDA Waters 49%

Great Brands of

Europe 100%

DS Waters LP 49.96%

MEXICO

Bonafont 100%

Pureza Aga 50%

URUGUAY

Salus 43.05%

AFRICA AND THE

MIDDLE EAST

MOROCCO

Sotherma 30%

ASIA

AUSTRALIA

Frucor Beverages 93.56%

CHINA

Aguarius 46.78%

Wahaha group 47.72%

Robust group 86.08%

Shenzhen Health Drinks 56.14%

INDONESIA

Aqua 69.23%

JAPAN

Kirin Danone Mitsubishi 25%

NEW ZEALAND

Frucor 93.56%

EUROPE

GERMANY

LU snack Foods

100%

Griesson De

Beukelaer 40%

BELGIUM

LU Belgique 100%

DENMARK

LU Nordic 100%

SPAIN

LU Biscuits 100%

FINLAND

LU Finlande 100%

FRANCE

LU France 100%

GREECE

Papadopoulos 60%

ITALY

Saiwa 100%

HUNGARY

Györi Keksz 100%

NORWAY

LU Norge 100%

THE NETHERLANDS

LU Nederland 100%

POLAND

LU Polska 75%

CZECH REPUBLIC

Opavia LU 99.71%

RUSSIA

Bolshevik 76.42%

Chock and Rolls

76.42%

SWEDEN

LU Sverige 100%

AMERICAS

ARGENTINA

Danone Argentina S.A.(5) 99.37%

BRAZIL

Tricamp Alimentos(5) 100%

COLOMBIA

Galletas Noel(4) 30%

AFRICA AND THE

MIDDLE EAST

EGYPT

Danone Mashreq 50.98%

MOROCCO

Bimo 50%

TUNISIA

Société Tunisienne

de Biscuiterie 20%

ASIA

CHINA

Jiangmen Danone

Biscuits 93.56%

Shanghai Danone Biscuits

Foods Co. Ltd 84.20%

INDIA

Britannia Industries

Ltd. 22.47%

INDONESIA

PT Danone Biscuits

93.56%

MALAYSIA

Danone Biscuits Manufacturing

(M) Sdn Bhd 93.56%

Danone Snacks Manufacturing

(M) Sdn Bhd 93.56%

NEW ZEALAND

Griffin’s Foods 93.56%

PAKISTAN

Continental Biscuits

Ltd 46.30%

FOOD ACTIVITIES UNITED STATES Lea & Perrins 100% UNITED KINGDOM HP Foods 100% CHINA Amoy 93.56% Shanghaï Amoy Foods 56.14%

(1)	The Group only holds 18.15% of the voting rights of Bakoma.
(2)	By virtue of an agreement among shareholders, the effective voting rights are 50%.
(3)	Italaquae was sold in January 2005.
(4)	The Group sold its interests in Galletas Noël in February 2005.
(5)	These subsidiaries were transferred to Bagley Latinoamerica in the beginning of 2005.
(6)	In February 2005, the Group announced the conclusion of an agreement for the sale of its interest in Delta Dairy.

Property, Plants and Equipment

Danone operates production facilities located around the world in its principal markets. At December 31, 2004, Danone had 200 production sites, out of which approximately 38% were located in the European Union (14% in France, 8% in Spain and Italy and 16% elsewhere in the European Union), 42% in the Asia-Pacific region (30% in China and 12% in New Zealand, India, Indonesia and elsewhere in southeastern and southwestern Asia) and 14% in the Americas (7% in the United States and Canada, 7% in Argentina, Brazil and countries in Central America). The table below sets forth the total number of Danone’s facilities at December 31, 2004 and total production by main business line in 2004.

Business Line	Number of Plants	Total Production (thousands of tons or millions of liters)
Fresh dairy products	41	3,557
Beverages	104	12,392
Biscuits and cereal products	45	683
Other food businesses	10	263

Although Danone’s production facilities are numerous and widely dispersed, certain facilities are particularly important centers of production. Danone’s five largest fresh dairy products facilities are located in Argentina, Belgium, Mexico, the United States and France, and account for approximately 30% of Danone’s production capacity for fresh dairy products. Danone’s two largest sources of bottled water, both located in France, account for 23% of Danone’s total production capacity for packaged water in 2004, and the two most important sources of production of water in large containers, both located in Indonesia, account for approximately 14% of Danone’s total water production capacity. Danone’s five largest biscuit and cereal product facilities are located in Belgium, France, Italy and Indonesia and account for approximately 34% of Danone’s total production capacity for biscuits and cereal products.

Danone’s general policy is to own its production facilities. Danone’s central management conducts periodic reviews of its production sites to consider possibilities for improving efficiency, quality, protection of the environment and safety. On the basis of such reviews, management establishes plans for the expansion, specialization, upgrading and modernization or closing of specific sites. In 2002, 2003 and 2004, Danone spent a total of € 603 million, € 543 million and € 526 million, respectively, mainly on plant expansions, modifications or upgrades.

Item 5.    Operating and Financial Review and Prospects

The following discussion is based upon, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto, included elsewhere in this annual report. The figures referred to in the following discussion are, unless otherwise noted, determined in accordance with French GAAP.

U.S. GAAP Reconciliation

The Consolidated Financial Statements of Groupe Danone have been prepared in accordance with French generally accepted accounting principles, or French GAAP. The application of these principles gives rise to certain differences compared with U.S. generally accepted accounting principles, or U.S. GAAP. The main differences relate to the classification in the income statement of consideration paid to customers, the accounting treatment for goodwill and brand names, and the valuation of certain financial instruments.

The application of U.S. GAAP would result in an increase in 2004 consolidated net income of € 82 million (an increase of € 84 million in 2003 and of € 137 million in 2002) to € 399 million, a decrease in net sales of € 1,166 million (a decrease of € 1,120 million in 2003 and of € 1,047 million in 2002) to € 12,534 million and a reduction in stockholders’ equity of € 105 million (€ 153 million at December 31, 2003 and € 251 million at December 31, 2002) to € 4,472 million at December 31, 2004. See Note 2 to the Consolidated Financial Statements for a discussion of the material differences between French GAAP as applied by the Group in its Consolidated Financial Statements and U.S. GAAP.

Effects of Changes in the Scope of Consolidation and Exchange Rates

Changes in the scope of consolidation, such as acquisitions and divestitures, may increase or decrease the Group’s consolidated sales and results of operations in comparison to prior years and thus make it difficult to discern the performance of its underlying business. Similarly, as a global business operating in numerous currencies, changes in exchange rates of the euro, which is the Group’s reporting currency, may result in an increase or decrease in the consolidated sales and results of operations as reported in the Consolidated Financial Statements. In order to enable investors to follow the year-to-year changes in the Group’s operations, as required by the French securities regulator, the Group has provided details of the impact on its net sales and operating income of changes in the scope of consolidation and in exchange rates and has isolated the changes related solely to the underlying business.

The Group calculates the impact of currency variances by converting the figures from the previous year as reported in their local currencies by the companies within the scope of consolidation using the exchange rates for the current year. In 2004, the Group’s results were mainly impacted by the strengthening of the euro, in particular against the U.S. dollar and currencies linked to the U.S. dollar. For further detail on the impacts of these currency variations, see the discussion below in “—Overview—Exchange Rates.”

The Group calculates the impact of changes in the scope of consolidation for the current year, by taking into account the changes in the scope of consolidation that occurred in the current year and assuming these changes had occurred in the prior year for the same period. In order to calculate the effect of changes in the scope of consolidation with respect to acquired entities, the Group uses financial information provided by such entities for periods prior to their acquisition. In 2004, the principal changes in the scope of consolidation were related to the sale of subsidiaries in the biscuits segment in the United Kingdom and Ireland, as discussed in detail below in “—Overview—Changes in Scope of Consolidation.”

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

Trade and Consumer Promotion Activities.    Danone offers various sales incentive programs to customers. The amount and timing of expense recognition for these trade and consumer activities involve significant management judgment based on estimated participation and performance levels. Actual expenses may differ if the levels of participation and performance vary from these estimates. However, the vast majority of the Group’s incentive programs do not exceed one year and therefore do not require highly uncertain long-term estimates. In addition, in the French GAAP Consolidated Financial Statements, the classification of certain expenses of a similar nature, as either a reduction of sales or as selling expenses, depending on the nature of the incentive program, also requires management judgment.

Asset Impairment.    Performing the impairment tests on long-lived assets, including goodwill and indefinite-lived brands, involves management judgment in estimating the fair values and future cash flows related to these assets. The predictability of future cash flows involves considerable management judgment and is notably based upon assumptions on expected future operating performance. In 2004, the Group recorded provision and impairment charges of € 600 million relating to the Group’s activities in the HOD water business in the United States and in Europe. See Note 3 to the Consolidated Financial Statements for a more detailed description of impairment charges.

Pensions.    Evaluating pension obligations and fair value of plan assets involves management judgment in making certain assumptions, such as retirement age, discount rate, salary growth rate and rate of return on plan assets. Actual results could differ from these assumptions.

Income Taxes.    Determining income tax expense and establishing reserves involves management judgment, in particular with respect to the recoverability of deferred tax assets and to the ultimate resolution of any tax issues, and the number of years with open tax audits varies depending on the tax jurisdiction. Historically, the Group’s assessments in respect of the ultimate resolution of tax issues have been reasonably accurate. While it is often difficult to predict the final outcome or timing of resolution of any particular tax matter, the Group expects the resolution of current open tax issues not to be dissimilar from the historical trend.

Adoption of IFRS

As is the case with all European companies whose securities are listed on a regulated exchange, the Consolidated Financial Statements of the Group will be prepared according to International Financial Reporting Standards (“IFRS”) beginning January 2005. The principal differences between IFRS and the accounting principles currently followed by the Group are detailed in “Adoption of International Financial Reporting Standards” filed as Exhibit 15.1 to this annual report.

Overview

Refocusing Strategy

In line with the Group’s strategy of focusing on its three core business lines, between 1997 and 2002, the Group sold nearly all of its grocery activities (retaining only the HP Foods, Lea & Perrins and Amoy sauce brands), its glass containers business, the cheese and cured meat activities of Galbani and its beer activities in Europe (with the exception of its 33.34% ownership interest in the Spanish brewery, Mahou).

At the same time, the Group has continued to strengthen its position in its strategic segments while following a policy of increasing the profitability of its businesses. In this context, between 2002 and 2004, the Group concluded various partnerships and sold certain of its equity interests:

•	In 2002, the Group entered into distribution and cooperation agreements with The Coca-Cola Company for the sale and distribution of the Evian brand in North America and for the divestiture of 51% of Danone’s domestic bottled water activities in the United States (held by CCDA Waters).

•	In 2003, the Group consolidated its worldwide leadership in the Home and Office Delivery water market (“HOD”) by combining its operations with those of Eden Springs Ltd in Europe and those of the Suntory Limited group in the United States.

•	In 2003 and 2004, the Group significantly reinforced its presence in Japan, with the acquisition of an additional equity interest in Yakult, the leader in probiotics, in which the Group now holds an equity interest of 20%, and with the conclusion of a partnership with Yakult particularly focused on the development of joint research and development projects and of probiotic products.

•	In April 2004, the Group and ARCOR, the leader in the Argentinean food industry, signed an agreement aimed at merging their biscuits businesses in South America in 2005, thus forming the leading player in the market in that region. The new entity is 49% owned by Groupe Danone and 51% owned by the ARCOR group, which has assumed operational management as of January 2005.

•	In 2004, the Group sold its biscuits business in the United Kingdom and Ireland and announced the sale, effective early 2005, of its bottled water business in Italy.

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

Financial investments were € 98 million in 2004 compared to € 1,088 million in 2003 and € 495 million in 2002. The principal financial investments in 2004 related to:

•	the acquisition of an additional interest in Zywiec Zdroj (Beverages in Poland);

•	the acquisition of assets of Chock & Rolls (Biscuits in Russia); and

•	the acquisition of an interest in Bonafont Garrafones y Servicios (HOD Water in Mexico).

In 2003, the Group’s financial investments included primarily:

•	the acquisition of Sparkling Springs (HOD Water in the United States, Canada, United Kingdom and The Netherlands); and

•	the acquisition of additional interests in Yakult (Fresh Dairy Products in Japan), Danone Tikvesli (Fresh Dairy Products in Turkey), Danone Hayat (Beverages in Turkey) and Stonyfield Farm (Fresh Dairy Products in the United States).

Capital Investments.    Capital investments amounted to € 526 million in 2004, compared to € 543 million in 2003 and € 603 million in 2002 (representing, respectively, 3.8%, 4.1% and 4.5% of consolidated net sales). For several years the Group has implemented a policy aimed at reducing capital investments. In 2004, capital investments included (i) investments in capacity in Europe to meet the growth in sales of Actimel and (ii) investments in capacity in the “Nouvelles Frontières” countries, those with strong growth in net sales (Russia, Mexico, China, Indonesia and the Unites States). One of the main investments for 2004 relates to a production plant for fresh dairy products in Tchekov, Russia, which is expected to triple its capacity by 2009.

Changes in Scope of Consolidation

The principal changes in the scope of consolidation in 2004 were related to the sale in July of subsidiaries in the biscuits segment in the United Kingdom (Jacob’s) and in Ireland (Irish Biscuits). In 2003, the principal changes in the scope of consolidation were related to the HOD water business in the United States and Europe.

In 2004 and 2003, the increase in net sales resulting from the consolidation of newly acquired businesses did not fully offset the loss of net sales resulting from divestitures. The net reduction, in terms of net sales, applying the dates these transactions were completed, amounted to approximately € 163 million in 2004 compared to 2003, and approximately € 514 million in 2003 compared to 2002.

Exchange Rates

A significant part of the Group’s assets is located outside France and is denominated in currencies other than the euro. In 2004, up to 55% of the Group’s revenues were booked in euro and the remaining 45% in other currencies, primarily the Chinese yuan, the U.S. dollar, the British pound and the Mexican peso. In addition, 38% of the Group’s operating income was denominated in currencies other than the euro. As a result, foreign exchange rate fluctuations against the euro could have a significant effect on the Group’s income statement. These fluctuations also have an effect on the value on the Group’s consolidated assets and liabilities recorded in currencies other than the euro. The significant devaluation of the U.S. dollar in 2003 and 2004 led to a significant relative decrease of the net assets of U.S. companies as recorded on the Group’s consolidated balance sheet and has also significantly reduced their contribution to the Group’s revenues and operating results.

Seasonality

Seasonal consumption cycles affect certain of Danone’s product markets, which can have an impact on Danone’s quarterly and annual results. In particular, the demand for water is at its peak during the second and third quarters of the year, and demand for biscuits is generally the strongest during the fourth quarter of each year. As a result, Danone typically records its lowest quarterly net sales during the first quarter of each year. In addition, rainy summers, such as those in Europe in 2004, may negatively impact sales of packaged water and, as a result, total net sales. Conversely, warmer temperatures, such as those experienced in Europe in the summer of 2003, can stimulate demand and thus favorably impact net sales.

Other Factors

Inflation has not had a material impact on the Group’s consolidated results of operations in the last three years, since the rate of inflation in the Group’s principal markets during such period has, on an overall basis, been relatively low. Other factors affecting Danone’s business activities and results of operations include raw material prices, competition, economic conditions and consumer spending power in countries where the Group operates, fluctuations in exchange and interest rates, nutritional trends and certain government actions. For more information on how these particular factors may affect Danone’s business and results of operations, see “Item 3. Key Information—Risk Factors.”

Valuation of Assets

The Group performs a review of long-lived assets (including goodwill) for impairment at least once a year. As described in Notes 1.D, 1.E and 1.F to the Consolidated Financial Statements, this review consists of comparing the recoverable value of the assets to their net carrying value. The recoverable value corresponds to the higher of value in use and market value. In 2004, as a result of this review, the Group recorded an exceptional charge of € 600 million relating to its investments in the HOD water business in the United States and in Europe. This exceptional charge consists of (i) a depreciation of the carrying value of the Group’s investment in DS Waters LP and a provision for the put option granted to Suntory Ltd, for a total amount of € 450 million and (ii) a depreciation of the carrying value of the Group’s investment in The Danone Springs of Eden BV in the amount of € 150 million.

Exceptional impairment charges for goodwill and tangible and intangible assets for a total amount of € 808 million were recorded in 2002. These impairment charges were primarily due to the significant currency devaluation in Latin America combined with a decrease in sales volumes and operating margins.

See Note 3 to the Consolidated Financial Statements for a more detailed description of impairment charges.

Recent Events

In January 2005, the Group acquired an additional 3.22% interest in Danone Asia Pte Ltd, the holding company for the Group’s investments in the Asia-Pacific region. As a result of this transaction, the Group holds a 96.78% interest in Danone Asia Pte Ltd.

In January 2005, the Group finalized the sale of Italaquae (Beverages in Italy).

In February 2005, the Group announced the sale of its minority interests in Galletas Noël (Biscuits in Colombia) and Delta Dairy (Fresh Dairy Products in Greece).

In March 2005, investments leading to the establishment of Bagley Latinoamerica (Biscuits in Argentina, Chile and Brazil), in which the Group holds a 49% stake, were finalized.

Consolidated Results of Operations

The tables below present (i) the principal components of the consolidated income statement in euro and as a percentage of net sales and (ii) the Group’s net sales, operating income and operating margin by main business line and geographic area for each of the years ended December 31, 2002, 2003 and 2004. The information below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, included elsewhere in this annual report. For a discussion of the differences in presentation of revenues under U.S. GAAP, please see Note 2 to the Consolidated Financial Statements.

	Year ended December 31,
	2002		2003		2004
	(millions of €, except percentages)
Net sales(1)	13,555	100.0%	13,131	100.0%	13,700	100.0%
Cost of goods sold	(6,442)	47.5%	(5,983)	45.6%	(6,369)	46.5%
Selling expenses	(4,170)	30.8%	(4,176)	31.8%	(4,294)	31.4%
General and administrative expenses	(964)	7.1%	(977)	7.4%	(997)	7.3%
Research and development expenses	(133)	1.0%	(130)	1.0%	(131)	1.0%
Other (expense) income	(256)	1.9%	(261)	2.0%	(204)	1.4%

Operating income	1,590	11.7%	1,604	12.2%	1,705	12.4%
Non-recurring items	458	3.4%	(60)	0.5%	(105)	0.8%
Interest expense, net	(110)	0.8%	(70)	0.5%	(73)	0.5%
Provision for income taxes	(490)	3.6%	(488)	3.7%	(457)	3.3%
Minority interests	(182)	1.3%	(184)	1.4%	(189)	1.4%
Share in net income of affiliates	17	0.1%	37	0.3%	(564)	4.1%

Net income	1,283	9.5%	839	6.4%	317	2.3%

(1)	Net sales are stated net of rebates and discounts, except for trade support actions that are generally invoiced by customers, and which are treated as selling expenses.

	Net Sales			Operating Income			Operating Margin(1)
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	(millions of €, except percentages)
By Business Line
Fresh dairy products	6,277	6,185	6,914	802	845	947	12.8%	13.7%	13.7%
Beverages	3,691	3,557	3,427	464	537	494	12.6%	15.1%	14.4%
Biscuits and cereal products	3,231	3,071	3,041	317	280	301	9.8%	9.1%	9.9%
Other food businesses	356	318	318	61	57	61	17.1%	17.9%	19.2%
Unallocated expenses	—	—	—	(54)	(115)	(98)	—	—	—

Total	13,555	13,131	13,700	1,590	1,604	1,705	11.7%	12.2%	12.4%

By Geographic Area(2)
Europe(3)	8,841	8,876	9,354	1,192	1,244	1,275	13.5%	14.0%	13.6%
Asia	2,080	1,957	2,072	277	279	290	13.3%	14.3%	14.0%
Rest of the World	2,634	2,298	2,274	175	196	238	6.6%	8.5%	10.5%
Unallocated expenses	—	—	—	(54)	(115)	(98)	—	—	—

Total	13,555	13,131	13,700	1,590	1,604	1,705	11.7%	12.2%	12.4%

(1)	Operating income as a percentage of net sales.
(2)	Since January 1, 2003, the Group has presented its net sales and operating income according to new geographic areas. The new geographic areas are Europe (which includes Western Europe, Central and Eastern Europe), Asia (which includes the Pacific region, i.e., Australia and New Zealand) and the Rest of the World (which includes North and South America, Africa and the Middle East). The information for the year 2002 has been revised to reflect this new presentation.
(3)	France represented approximately 38.5% of the net sales of Europe in 2004 (41% in 2003 and 40% in 2002).

Results of Operations for the Years Ended December 31, 2003 and 2004

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

Net sales for the Group increased by 4.3% from € 13,131 million in 2003 to € 13,700 million in 2004. This increase in net sales resulted from a 7.8% increase in net sales at constant exchange rates and scope of consolidation, partially offset by a negative impact of currency exchange rates (2.3%) and a net negative effect (1.2%) of changes in the scope of consolidation of the Group’s operations. The 7.8% increase in net sales at constant exchange rates and scope of consolidation achieved in 2004 resulted from an increase in sales volumes (5.7%) and an increase in price per unit of goods sold (2.1%).

The effect of changes in the scope of consolidation primarily resulted from the disposal or deconsolidation of businesses during the last quarter of 2003, particularly the HOD water activities in the United States, which were contributed to DS Waters LP, as well as from the sale in 2004 of the Group’s biscuits activities in the United Kingdom (Jacob’s) and in Ireland (Irish Biscuits). These negative effects were partially offset by the first-time consolidation in 2004 of Stonyfield Farm (Fresh Dairy Products in the United States) and Danone Tikvesli and Hayat (Fresh Dairy Products and Beverages in Turkey), after the Group obtained control of these companies at the end of 2003. The currency conversion effect was mainly due to the appreciation of the euro against the U.S. dollar and currencies related to it, particularly the Chinese yuan.

Geographically, at constant exchange rates and scope of consolidation, growth in net sales in 2004 was driven by Asia and the Rest of the World, which achieved growth rates of 12.2% and 18.6%, respectively. Growth in Europe, which is a more mature market, was 4.6%.

The increase in net sales in 2004 at constant exchange rates and scope of consolidation (as compared to the corresponding quarter of 2003) varied between quarters:

1st Quarter	9.8%
2nd Quarter	7.9%
3rd Quarter	5.5%
4th Quarter	8.5%

The lower growth in the third quarter of 2004 resulted primarily from unfavorable weather conditions in Europe that negatively impacted sales in the beverages segment, combined with a high basis of comparison due to the heat wave in the summer of 2003.

The growth in the fourth quarter remained strong, despite the negative impact arising from the application of an agreement for a permanent lowering of prices signed by manufacturers and retailers in France on June 17, 2004.

Cost of Goods Sold.    Cost of goods sold corresponds to production costs, including costs of raw materials (food and packaging), labor costs and depreciation of production machinery. In absolute terms, the cost of goods sold increased by 6.5% from € 5,983 million in 2003 to € 6,369 million in 2004. As a percentage of net sales, cost of goods sold increased from 45.6% in 2003 to 46.5% in 2004, representing an approximately 90 basis point increase. This increase was mainly due to (i) changes in the scope of consolidation, as the large container water business in the United States, which was contributed to DS Waters LP at the end of 2003, had a different cost structure than the other businesses of the Group due to the unique mode of distribution and (ii) the increase in cost of certain raw materials, particularly PET, resulting from the increase in the price of oil. These unfavorable factors were partially compensated by the Group’s policy of optimizing its use of ingredients and packaging, rationalizing raw materials flows in collaboration with suppliers and increasing productivity.

Selling, General and Administrative Expenses.    Selling expenses correspond to advertising and promotional expenses, distribution costs and costs relating to the sales force. In absolute terms, selling expenses increased from € 4,176 million in 2003 to € 4,294 million in 2004, representing 31.8% and 31.4% of net sales, respectively. This decrease in percentage of net sales resulted mainly from the deconsolidation of the large container water business in the United States, which had very high distribution costs, but also resulted from the Group’s policy of optimizing its advertising and promotional campaigns and reinforcing the accessibility of the Group’s products in terms of price, especially in emerging countries. In 2004, marketing expenses remained stable as a percentage of net sales.

General and administrative expenses increased slightly in 2004 to € 997 million from € 977 million in 2003, representing 7.3% of net sales in 2004 compared to 7.4% in 2003. This slight decrease in percentage of net sales was mostly due to the Group’s active policy of reducing structural costs.

Research and Development Expenses.    Research and development expenses, which represent 1% of net sales, remained stable between 2003 and 2004, at approximately € 130 million.

Other Income and Expense.    Other income and expense amounted to € 204 million in 2004 compared to € 261 million in 2003. Other income and expense is composed of the following items:

	Year ended December 31,
	2003	2004
	(€ in millions)
Employee profit sharing	118	115
Goodwill amortization (excluding affiliates)	84	70
Other	59	19

Total	261	204

The decrease in goodwill amortization in 2004 resulted primarily from the reorganization of the HOD water business in the United States at the end of 2003. The decrease in the other items resulted from the reversal of certain accruals that were no longer required.

Operating Income.    Operating income increased by € 101 million, from € 1,604 million in 2003 to € 1,705 million in 2004. The Group’s operating income and margin under French GAAP are calculated before certain items such as impairment losses and restructuring charges. For a discussion of the differences in presentation between French GAAP and U.S. GAAP and a reconciliation of operating income under French GAAP to operating income under U.S. GAAP, please see Note 2 to the Consolidated Financial Statements.

Operating margin increased by 22 basis points, from 12.2% in 2003 to 12.4% in 2004. The 22 basis point increase, which included 32 basis points from the Group’s operating activity, occurred despite the marked increase in the price of raw materials, mainly PET in Asia and Europe, and the negative impact of exchange rates on water exports. Furthermore, operating margin in the second half of 2004 was negatively impacted by the weather conditions in Europe and the application of a general agreement on lowering prices in France concluded with retailers in June 2004. However, changes in the scope of consolidation had only a limited impact on operating margin in 2004.

Non-Recurring Items.    In 2004, non-recurring items totaled € 105 million, consisting essentially of (i) a capital loss of € 132 million on the disposal of the Group’s biscuits subsidiaries in the United Kingdom (Jacob’s)

and Ireland (Irish Biscuits), partially offset by an earn-out on the disposal of BSN Glasspack in the amount of € 71 million and capital gains on the disposal of non-consolidated investments, (ii) impairment charges on assets of € 34 million and (iii) restructuring and integration costs of € 62 million related to the biscuits segment in Europe and South America.

In 2003, non-recurring items amounted to € 60 million, which mainly consisted of (i) restructuring costs relating principally to the reorganization of the European biscuits division, (ii) pre-retirement costs and (iii) costs relating to the formation of the joint venture DS Waters LP in the United States.

Interest Expense.    Net interest expense increased from € 70 million in 2003 to € 73 million in 2004. Net interest expense is composed of the following items:

	Year ended December 31,
	2003	2004
	(€ in millions)
Cost of net debt	105	86
Other financial income and expenses	(35)	(13)

Interest expense, net	70	73

The decrease in the Group’s average net debt, resulting from the divestitures which have taken place since 2002, was combined with the decrease in the Group’s average financing costs, resulting from the continued decrease in interest rates in 2002 and 2003 and the issuance in 2002 and 2003 of equity-linked notes at a low interest rate. The decrease in “Other financial income and expenses” resulted from the repayment of the loan granted to the holding company that acquired BSN Glasspack and lower capital gains on the disposals of Scottish & Newcastle securities.

Provision for Income Taxes.    The Group’s provision for income taxes decreased from € 488 million in 2003 to € 457 million in 2004. The effective tax rate decreased from 33.1% in 2003 to 29.9% in 2004, due to the application of specific tax rates to capital gains and losses associated with divestitures and reversals of provisions following the favorable outcome of tax audits which were ongoing in 2003. See Note 24 to the Consolidated Financial Statements for a reconciliation of the French tax rate and the Group’s effective tax rate.

Minority Interests.    Minority interests increased from € 184 million in 2003 to € 189 million in 2004. This increase resulted primarily from improved operating results of companies in which Danone holds significant minority interests, primarily Wahaha (Beverages in China), and Danone Spain (Fresh Dairy Products in Spain).

Share in Net Income of Affiliates.    Share in net income of affiliates is detailed as follows:

	Year ended December 31,
	2003	2004
	(€ in millions)
Share in net income (before goodwill amortization and impairment charges)	49	58
Goodwill amortization	(12)	(22)
Provision and impairment charges	—	(600)

Total	37	(564)

In 2004, the item “Provision and impairment charges” includes provision and impairment charges related to DS Waters LP and The Danone Springs of Eden BV (see Notes 3 and 7 to the Consolidated Financial Statements). Among the factors that led to the decision to record an impairment charge on the Group’s investment in DS Waters LP were slower volume growth in the industry, an increasingly aggressive price environment in the HOD water market and a faster than anticipated decline of cooler rental revenues. These factors together currently have a greater impact than the cost synergies generated by the joining of the Group’s

HOD activities with those of Suntory Limited. In 2003, the item “Share in net income of affiliates” included the integration costs of The Danone Springs of Eden BV and DS Waters LP. In 2004, this item includes share in net income of Yakult Honsha, which has been equity accounted for as from April 2004.

Net Income.    In 2004, the Group’s net income amounted to € 317 million compared to € 839 million in 2003. This reduction resulted from the exceptional impairment charge recorded on the Group’s investments in the HOD water business in the United States and Europe. Excluding these exceptional items, net income for 2004 would have been € 917 million, and the increase in net income from 2003 to 2004 would have been 9.3%.

Net Income per Share.    The diluted net income per share decreased from € 3.22 in 2003 to € 1.25 in 2004. Excluding provisions and exceptional impairment charges recorded on the Group’s HOD water business, net income per share would have been € 3.58, an increase of 11.2% as compared to 2003.

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

Fresh Dairy Products.    Net sales of fresh dairy products increased from € 6,185 million in 2003 to € 6,914 million in 2004, an 11.8% increase. At constant exchange rates and scope of consolidation, net sales increased by 10.5%, the strongest performance for the segment in the last years. This internal growth was reinforced by positive effects of changes in the scope of consolidation, primarily related to the consolidation of Stonyfield (United States) and Danone Tikvesli (Turkey), of which the Group obtained control at the end of 2003. Variations in exchange rates had a 1.7% negative impact on growth of net sales. Sales of yogurt and similar products, which represent approximately 92% of the segment’s sales, showed an increase in net sales of 12%. Most of the companies in this segment recorded growth in net sales, with Europe contributing to this growth by approximately 60%.

The 2004 results reflect the segment’s ability to innovate and expand the scope of its brands and key products, whether geographically or through the introduction of new products. Danacol, a dairy product with preventative effects against cholesterol, was successfully launched in a number of countries, including France, Spain, Belgium and the United Kingdom. Actimel, currently present in close to twenty countries, continues to show an increase in sales of close to 30% at constant exchange rates and scope of consolidation and represented net sales of approximately € 790 million in 2004. The low-fat product line Taillefine/Vitalinea and the bifidus product line Bio/Activia, which represented approximately 7% and 5%, respectively, of the Group’s total net sales had growth rates of approximately 15% and 36%, respectively.

Operating income improved 12.1% from € 845 million in 2003 to € 947 million in 2004, while operating margin remained stable at 13.7% due to strong growth in countries with lower margins and difficulties encountered in markets with higher margins, such as France.

Beverages.    Net sales of beverages decreased from € 3,557 million in 2003 to € 3,427 million in 2004, a decrease of 3.6% resulting from a 6.7% negative impact from changes in the scope of consolidation and a negative currency exchange rate effect of 4.0%. At constant exchange rates and scope of consolidation, net sales of beverages increased 7.0% in 2004 compared to 9.9% in 2003, despite unfavorable climate conditions in Europe in the third quarter. The negative effects arising from changes in the scope of consolidation are primarily related to the deconsolidation of the large container water business in the United States, which was contributed to DS Waters LP in November 2003. Innovation was again a key factor in the growth of this segment, in particular with the development of functional beverages in Asia, such as Mizone and G-Vital in China.

Operating income for beverages decreased 8.0% from € 537 million in 2003 to € 494 million in 2004 and operating margin decreased from 15.1% in 2003 to 14.4% in 2004. The decrease in operating margin resulted from (i) negative effects related to the increase in the cost of raw materials, in particular PET, (ii) unfavorable exchange rate effects on exports of Evian and Volvic and (iii) variations in climate conditions between 2003 and 2004. On the other hand, the deconsolidation of the large container water business in the United States had a positive impact on operating margin.

Biscuits and Cereal Products.    Net sales of biscuits and cereal products decreased from € 3,071 million in 2003 to € 3,041 million in 2004, a decrease of 1.0% with a negative impact from changes in the scope of consolidation of 3.5% and a 1.4% negative exchange rate effect. At constant exchange rates and scope of consolidation, net sales of biscuits and cereal products increased 3.9% in 2004, compared to an average growth of 1% over the past three years. In 2004, this increase was again driven by Asia (particularly India and Indonesia) as well as by Latin America. In Europe, sales increased slightly, despite a general decrease in the consumption of cookies and strong competitive pressure from local actors.

Operating income for biscuits and cereal products increased from € 280 million in 2003 to € 301 million in 2004. Operating margin increased from 9.1% in 2003 to 9.9% in 2004. This increase reflects the Group’s efforts to improve profitability in the biscuits segment.

Other Food Businesses.    Net sales of other food businesses remained stable at € 318 million in 2004, with growth of 0.5% at constant exchange rates and scope of consolidation being balanced by negative exchange rate effects.

Operating income for the other food business segment increased slightly from € 57 million in 2003 to € 61 million in 2004. Operating margin increased to 19.2% in 2004 compared to 17.9% in 2003, benefiting from efforts to focus on the most profitable product lines.

Results of Operations, Operating Income and Operating Margin by Geographic Area

Europe.    Net sales in Europe increased from € 8,876 million in 2003 to € 9,354 million in 2004, an increase of 5.4%. At constant exchange rates and scope of consolidation, net sales increased by 4.6% in 2004, despite a slight decrease in France, which represented € 3,600 million, or 38.5% of the region. The growth in Europe was primarily driven by the strong performances of Russia and Turkey.

Operating income for Europe increased from € 1,244 million in 2003 to € 1,275 million in 2004 and operating margin decreased from 14.0% in 2003 to 13.6% in 2004 due to (i) the negative impact related to changes in the scope of consolidation (consolidation of businesses in Turkey), (ii) the increase in the price of certain raw materials, particularly PET, (iii) unfavorable exchange rate effects on exports of Evian and Volvic and (iv) the decrease in profitability in France particularly related to unfavorable weather conditions in Europe and the application of a general agreement on lowering prices concluded between manufacturers and retailers in June 2004.

Asia.    Net sales in Asia increased from € 1,957 million in 2003 to € 2,072 million in 2004, an increase of 5.9%. At constant exchange rates and scope of consolidation, net sales increased by 12.2% in 2004, with a large contribution from Indonesia and China.

Operating income for Asia increased from € 279 million in 2003 to € 290 million in 2004 and operating margin decreased from 14.3% in 2003 to 14.0% in 2004, principally due to the large negative impact of the increase in the price of PET (as 69.3% of net sales in the region are in the beverages segment).

Rest of the World.    Net sales in this region, which primarily includes the activities of the Group in the Americas and South Africa, decreased from € 2,298 million in 2003 to € 2,274 million in 2004, a decrease of 1%

principally related to the deconsolidation of the large container water business in the Unites States. At constant exchange rates and scope of consolidation, net sales increased by 18.6% in 2004, with high levels of growth in every country in the region.

Operating income for the Rest of the World increased from € 196 million in 2003 to € 238 million in 2004 and operating margin increased from 8.5% in 2003 to 10.5% in 2004, due to the growth of the business.

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

The growth in net sales at constant exchange rates and scope of consolidation in 2003 (as compared to the corresponding quarter of 2002) varied between quarters:

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

Cost of Goods Sold.    Cost of goods sold corresponds to production costs, including costs of raw materials (food and packaging), labor costs and depreciation of production machinery. In absolute terms the cost of goods sold decreased by 7.1% from € 6,442 million in 2002 to € 5,983 million in 2003. As a percentage of net sales, cost of goods sold decreased from 47.5% in 2002 to 45.6% in 2003, representing approximately a 190 basis point decrease. The decrease was primarily due to reduced raw material costs and reflected the Group’s policy of optimizing its use of ingredients and packaging, rationalizing raw materials flows in collaboration with suppliers and increasing productivity.

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

Non-Recurring Items.    In 2003, non-recurring items amounted to € 60 million, which mainly consisted of (i) restructuring costs relating principally to the reorganization of the European biscuits division, (ii) pre-retirement costs, and (iii) costs relating to the formation of the joint venture DS Waters LP in the United States.

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

Interest Expense.    Net interest expense decreased from € 110 million in 2002 to € 70 million in 2003. Net interest expense is composed of the following items:

	Year ended December 31,
	2002	2003
	(€ in millions)
Cost of net debt	190	105
Other financial income and expenses	(80)	(35)

Interest expense, net	110	70

In 2002, the line item “Other financial income and expenses” mainly consisted of dividends on the various financial instruments received as part of the consideration for the European beer activities sold to the Scottish & Newcastle group in 2000. In addition, the decrease in the Group’s average net debt, as a result of the divestitures that took place in 2002, was combined with the decrease in the Group’s average financing costs, resulting from the continued decrease in interest rates in 2002 and 2003 and the issuance in 2002 and 2003 of equity-linked notes at a low interest rate.

Provision for Income Taxes.    The Group’s provision for income taxes went from € 490 million in 2002 to € 488 million in 2003. The effective tax rate was 33.1% in 2003 against 25.3% in 2002. The effective tax rate in 2002 was affected by the non-deductibility of exceptional impairment loss on goodwill and by the application of specific tax rates to capital gains and losses associated with divestitures. Excluding these exceptional items, the effective tax rate would have been 35.4% in 2002. See Note 24 to the Consolidated Financial Statements for a reconciliation of the French tax rate and the Group’s effective tax rate.

Minority Interests.    Minority interests increased from € 182 million in 2002 to € 184 million in 2003. This increase resulted primarily from improved operating results of companies in which Danone holds significant minority interests (primarily Wahaha and Danone Spain).

Share in Net Income of Affiliates.    The Group’s share in net income of affiliates (including amortization of goodwill) increased from € 17 million in 2002 to € 37 million in 2003. In 2003, this line item included the integration costs of The Danone Springs of Eden BV and DS Waters LP. In 2002, the share in net income of affiliates was affected by the restructuring costs incurred by BSN Glasspack, partially offset by capital gains related to the sale of securities realized by the Spanish company, Mahou. Excluding the impact of these exceptional items amounting to € 33 million, the share in net income of affiliates would have been € 50 million in 2002.

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

The performance achieved in 2003 demonstrates once again the segment’s ability to innovate and expand the scope of its brands and key products, whether geographically or through the introduction of new products. Actimel, which is now sold in approximately 20 countries, continued to see sales growth of over 30% at constant exchange rates and scope of consolidation and represented net sales of approximately € 620 million. Sales of the low-fat product line Taillefine/Vitalinea, which represented approximately 7% of net sales, grew by approximately 10%.

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

Liquidity and Capital Resources

Consolidated Cash Flows

At December 31, 2004, Danone had available cash, cash equivalents and marketable securities totaling € 2,666 million, compared to € 2,214 million at December 31, 2003.

Danone has historically generated, and management believes that it will continue to generate in the future, sufficient amounts of cash from its operations to finance its operating expenses, capital investment needs, debt service and dividend payments. The table below presents information related to the consolidated cash flows for the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Cash flows provided by operating activities	1,641	1,653	1,786
Capital expenditures	(603)	(543)	(526)
Free cash flow(1)	1,038	1,110	1,260
Net divestitures (acquisitions)	2,915	(872)	553
Net increase in long-term loans and other assets	(232)	(27)	131
Dividends paid	(404)	(432)	(456)
Share repurchases	(786)	(368)	(213)
Increase in capital and additional paid-in capital	47	32	38

Net financing surplus (requirements)	2,578	(557)	1,313

(1)	Free cash flow equals cash flows from operating activities minus capital expenditures. The securitization program, introduced in 2001, had a positive impact of € 36 million on free cash flow in 2004, compared to a negative impact of € 39 million in 2003 and a positive impact of € 21 million in 2002. Danone management uses free cash flow as an internal liquidity indicator. Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies. Free cash flow does not represent the residual cash flow available for discretionary expenditures, as other commitments have not been deducted.

Cash Flows Provided by Operating Activities

Cash flows provided by operating activities corresponds to the sum of cash generated from operations and net changes in current working capital. In general, cash flow is lower in the first half of any given year compared to the second half of that year because of higher working capital needs in the beginning of the year due to (i) increased production in preparation for reduced plant activity and temporary plant closures during the summer vacation months, (ii) the build-up of beverages inventory for stronger consumption in the summer and (iii) outstanding accounts receivable from sales realized in May and June as a result of seasonal variations.

The increase in cash flows provided by operating activities resulted from (i) the increase in cash provided by operations from € 1,460 million in 2003 to € 1,628 million in 2004 and (ii) the optimization of working capital, which improved by € 158 million in 2004. The securitization program implemented in 2001 had a positive impact of € 36 million in 2004 on net changes in working capital.

Capital Expenditures.    Capital expenditures amounted to € 526 million in 2004 compared to € 543 million in 2003, representing 3.8% and 4.1% of net sales, respectively. See “—Overview—Acquisitions and Investments.”

Net divestitures (acquisitions).    Acquisitions and financial investments in other companies totaled € 98 million in 2004 compared to € 1,088 million in 2003. The acquisitions in 2004 were essentially related to the acquisition of an additional interest in Zywiec Zdroj (Beverages in Poland), the acquisition of Chock and Rolls (Biscuits in Russia) and the acquisition of an interest in Bonafont Garrafones y Servicios (HOD Water in Mexico).

Proceeds from the sale of assets amounted to € 651 million in 2004. They were primarily related to the disposals of the biscuits businesses in the United Kingdom and Ireland, as well as the earn-out received on the disposal of BSN Glasspack. For additional information on the Group’s acquisitions and divestitures, see above “—Overview—Acquisitions and Investments” and “—Recent Events.”

Share Repurchase.    In 2004, the Company repurchased 3,396,387 of its own shares, for a total amount of € 213 million, compared to 3,161,575 shares, for a total amount of € 368 million in 2003.

Other Financing

Equity-linked Notes

In May 2003, the Company issued equity-linked OTC notes with a nominal value of € 60 million. These notes were issued in two tranches of € 30 million each, of which one matured in November 2004 and was redeemed at par, the other maturing in the first half of 2005.

During 2002, the Company also issued three equity-linked OTC notes with a nominal value of € 200 million for the first offering and € 37.5 million for the second and third offerings. These notes have maturity dates of between 18 and 30 months from issuance. In November 2003 and November 2004, the Company redeemed at par the two € 37.5 million equity-linked OTC notes issued in 2002. In addition, in 2003, the € 200 million equity-linked OTC note issued in 2002 was renegotiated and divided into four separate tranches with a nominal value of € 50 million each, of which two matured in September 2004 and December 2004 and were redeemed at par. The remaining two tranches will mature in the first half of 2005. In addition, another equity-linked note issued in 2001 and amounting to € 200 million became redeemable on January 31, 2003 and was redeemed at par value.

At maturity, if the reference share price is between a predetermined floor and cap share price, the notes will be redeemed at par value. If the reference share price is outside this range, the redemption price of the notes will be increased by 80% to 115% of the difference between the share reference price and floor or cap price, whichever is applicable. At the Company’s initiative, if the reference share price is outside the range fixed by the contract at the redemption date, the Company may redeem the notes at par value and buy shares of the Company at the floor price if the reference price is below the floor price or sell shares of the Company at the cap price if the reference price is above the cap price. At December 31, 2004, the Company held 2,085,114 treasury shares for hedging these equity-linked notes.

Interest expense related to the equity-linked OTC notes, according to French GAAP, is charged to the income statement on the basis of the face rate of the notes and is included in the line item “interest expense, net.” Under French GAAP, an additional accrual of interest expense is made to provide for the risk of the notes not being redeemed at par value in the event that the Company’s share price is outside the contractual range fixed at the redemption date.

For the purpose of reconciling to U.S. GAAP in Note 2 of the Consolidated Financial Statements, the Company has applied the guidance included in FAS 133, paragraph 61(h), EITF Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and EITF Issue 90-19, “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion.”

Accordingly,

–	the embedded feature in the equity-linked OTC notes would be required to be bifurcated and accounted for separately through earnings as a derivative if issued after January 24, 2002. All of the Group’s equity-linked notes outstanding as of December 31, 2004 were issued after January 24, 2002.

–	the change in fair value of the embedded derivatives for the notes issued after January 24, 2002, during the period covered by the financial statements, must be accounted for in the respective income statement.

The adjustment entry to reconcile to U.S. GAAP has been recorded in the line item “Interest expense, net.”

Convertible Bonds

In June 2001, the Company issued 5,076,142 bonds with a nominal value of € 197 for a total amount of € 1,000 million. The bonds bear interest at an annual rate of 1.2% and may be converted and/or exchanged into new or existing shares of the Company at the rate of two ordinary shares per bond (after taking account of the two-for-one stock split that occured on June 15, 2004).

The bonds mature on January 1, 2007; however, in the event of a default, the bonds become immediately due and payable. Moreover, the bonds are redeemable at the option of the bondholders on June 19, 2003, June 19, 2004 and June 19, 2005, at par plus the interest that has accrued since the interest payment date before the early redemption date until the effective redemption date. On June 19, 2003, the Company redeemed, at the option of the bondholders, 1,906,311 bonds with a nominal value of approximately € 376 million and on June 19, 2004, the Company redeemed 3,750 bonds with a nominal value of approximately € 0.7 million. Following these redemptions, the nominal value of the bonds outstanding amounts to approximately € 624 million, consisting of 3,166,081 bonds.

In addition, if the Company’s share price exceeds 130% of the early redemption price (for information purposes only, an early redemption will be possible if the share price ranges from € 128.05 to € 129.59), the Company will have the option to early redeem the remaining bonds at par plus the accrued interest from the interest payment date preceding the early redemption date until the effective redemption date. This option is effective from January 1, 2005 until December 31, 2006.

Other

A table setting forth long-term debt by maturity and currency is presented in Note 16 to the Consolidated Financial Statements.

At December 31, 2004, the Group’s non-consolidated investments included investments in listed companies with a book value of € 122 million and a market value estimated at € 153 million. At December 31, 2004, these non-consolidated investments mainly consisted of investments in Wimm Bill Dann and Scottish & Newcastle plc.

Marketable securities include mainly negotiable debt instruments and money market funds with major financial institutions, with respect to which the Group’s exposure is limited. In addition, other financial assets include marketable securities held as security for the Group’s reinsurance risks.

The market value of the Group’s non-consolidated investments, marketable securities and other financial assets is presented in Note 25 to the Consolidated Financial Statements.

The Group’s pension fund had a market value of € 181 million at December 31, 2004, of which approximately 40% was invested in equity securities, pursuant to the policy adopted by the trustees who manage these funds. See Note 17 to the Consolidated Financial Statements.

At December 31, 2003, long-term loans included € 395 million in loans granted to companies held by leveraged buy-out (“LBO”) funds as part of the divestiture of the Group’s glass container activities in 1999 and the cheese and cured meats activities of Galbani in 2002. In 2004, the loan related to the disposal of the Group’s glass container division was fully repaid for a total amount of € 142 million. The repayment of the € 280 million loan related to the disposal of Galbani depends on the future value of the assets acquired by the LBO funds, and the Company believes that the loan will be fully repaid.

Financial Condition

Danone’s consolidated net debt (defined as short-term debt and overdrafts, long-term debt and convertible bonds less cash, cash equivalents, marketable securities and, in 2003, items amounting to € 130 million reflected in other long-term assets and short-term loans) decreased to € 1,385 million at December 31, 2004 from € 2,692 million at December 31, 2003, corresponding to ratios of net debt to total equity of 26% in 2004 (39% excluding the effect of the securitization program) and 49% in 2003 (61% excluding the effect of the securitization program). A reconciliation of net debt to total debt and total equity to shareholders’ equity is provided below:

	At December 31,
	2002	2003	2004
	(€ in millions)
Convertible bonds	1,000	624	624
Long-term debt	3,092	3,547	2,990
Short-term debt and bank overdrafts	1,546	865	437

Total debt	5,638	5,036	4,051
Marketable securities	2,801	1,763	2,200
Cash and cash equivalents	568	451	466
Other items included in “Other long-term assets” and in “Short-term loans”	—	130	—

Total cash and related assets	3,369	2,344	2,666
Net debt	2,269	2,692	1,385

Stockholders’ equity	5,087	4,824	4,577
Minority interests	729	704	717

Total equity	5,816	5,528	5,294

Danone’s consolidated total debt (defined as short-term debt and overdrafts, long-term debt and convertible bonds) amounted to € 4,051 million at December 31, 2004 compared to € 5,036 million at December 31, 2003, corresponding to ratios of total debt to shareholders’ equity of 89% in 2004 as compared to 104% in 2003. Danone’s management uses net debt and total equity as an internal liquidity indicator. Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies.

The Company’s long-term debt is rated A+, and its commercial paper A1, by Standard & Poor’s. The Group’s financial objective includes the use of debt financing to lower the average cost of capital, while maintaining reasonable levels of indebtedness to protect its financial flexibility.

Danone maintains (at the parent company level and at the level of its finance subsidiaries) credit lines with banks and other financial institutions to ensure the availability on an as-needed basis of medium-term credit lines. At December 31, 2003 and 2004, Danone had credit lines totaling € 3,050 million. Operating subsidiaries had credit lines of € 117 million at December 31, 2004. Moreover, at December 31, 2004, the Group had cash and cash equivalents and marketable securities of € 2,666 million (compared to € 2,214 million at December 31, 2003) to meet working capital needs and to take advantage of expansion opportunities.

Based on the above, Danone’s management believes that its resources are sufficient to meet the Company’s current requirements.

Furthermore, the April 22, 2005 annual general meeting of shareholders will consider a proposal to renew the authorization granted to the Company’s board of directors to issue ordinary bonds or subordinated securities with or without a fixed term up to a maximum nominal amount of € 2 billion or the equivalent in any other currency. This authorization would be granted for five years starting from April 22, 2005.

Total Assets.    The table below presents information related to the Group’s consolidated assets for the years ended December 31, 2002, 2003 and 2004.

	At December 31,
	2002	2003	2004
	(€ in millions)
Property, plant and equipment, net	2,992	2,734	2,682
Intangible assets, net	4,227	3,666	3,217
Investments accounted for under the equity method	1,066	2,073	1,948
Other long-term assets	1,306	1,509	727

Non-current assets	9,591	9,982	8,574
Current assets (excluding cash and cash equivalents and marketable securities)	2,315	2,109	1,961
Cash and cash equivalents and marketable securities	3,369	2,214	2,666

Total assets	15,275	14,305	13,201

Non-current assets decreased by € 1,408 million between 2003 and 2004. This decrease primarily resulted from exceptional charges relating to the Group’s investments in DS Waters LP and The Danone Springs of Eden BV. At the end of 2004, the Group reviewed the value of its investments in these two affiliates. As a result of this review, which was conducted with the aid of outside consultants, the Group recorded an exceptional charge of € 600 million consisting of (i) a depreciation of the carrying value of the Group’s investment in DS Waters LP and a provision for the put option granted to Suntory Ltd, for a total amount of € 450 million and (ii) a depreciation in the carrying value of the Group’s investment in The Danone Springs of Eden BV in the amount of € 150 million.

The decrease in the line item “Investments accounted for under the equity method” resulted from the exceptional charges recorded in relation to the investments in The Danone Springs of Eden BV and DS Waters LP, and was partially compensated by the entry of Yakult in the scope of consolidation as from April 2004. Until that time, the Group’s investment in Yakult was included in the line item “Investments in non-consolidated companies” (included in the line “Other long-term assets” in the table above). The decrease in “Other long-term assets” was also the result of the repayment of a € 142 million loan related to the disposal of BSN Glasspack in 1999.

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

Stockholders’ Equity.    Stockholders’ equity decreased € 247 million in 2004 as dividends, share repurchases and translation adjustments were higher than net income.

Off-balance Sheet Arrangements and Aggregate Contractual Obligations

Aggregate Contractual Obligations

The following table sets forth the contractual obligations of the Group at December 31, 2004:

	Payment due by period
	Total	2005	2006	2007	2008	2009	2010 and after
	(€ in millions)
Financial debt(1)(2)(3)	4,128	412	963	1,073	793	119	769
Capital lease obligations(2)	70	50	17	1	1	—	1
Operating lease obligations	239	60	49	37	27	18	48
Commitments to purchase goods, services and investments	482	368	47	19	15	13	20

(1)	Excluding debt linked to capital leases.
(2)	Including financial interest and short-term portion.
(3)	The convertible bonds are included in the column for 2007. However, in certain circumstances, they may be subject to early redemption. See Note 16 to the Consolidated Financial Statements.

Off-balance Sheet Arrangements

	Amount of obligation by date of expiration
	Total	2005	2006	2007	2008	2009	2010 and after
	(€ in millions)
Lines of credit	3,167	392	475	600	1,000	700	—
Guarantees and pledges given	458	73	375	—	—	—	10
Call/put options(1)	2,930	90	265	50	315	—	2,210

(1)	These options to purchase relate to certain companies in which the Group holds less than 100% of the equity. The Group has signed certain agreements with the other shareholders in these companies pursuant to which it has undertaken to acquire their interests (see below).

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

As of December 31, 2004, the Group’s commitment relating to these options amounted to approximately € 140 million.

DS Waters LP.    As part of the creation of the joint venture DS Waters LP, Suntory Ltd has been granted a put option on its shareholding in the joint venture. This option can be exercised in two stages, in November 2006 and November 2008. The exercise price of the option is based on the market value of the joint venture less 15%, with a floor (€ 230 million) and a cap (€ 520 million). As of December 31, 2004, the Group’s commitment with regards to this put option was valued at € 230 million and was partly reserved for (see Note 18 to the Consolidated Financial Statements). In addition, the Group is committed to subscribe for € 100 million of preference shares in the event that DS Waters LP is unable to satisfy its financial covenants in November 2006.

Other.    The Group is committed to acquiring the shareholdings owned by third parties in some of the less than 100%-owned subsidiaries or affiliates, should these third parties wish to exercise their put options. The exercise prices of these put options are usually based on the profitability and the financial position of the entity as of the exercise date. As of December 31, 2004, the Group’s commitments with regards to these options were estimated at approximately € 2.6 billion, of which a majority is currently exercisable. These commitments mainly relate to Danone Spain (€ 1,860 million) and Danone Asia (€ 150 million) (see Note 26 to the Consolidated Financial Statements).

In January 2005, a portion of the put option for Danone Asia Pte Ltd was exercised, increasing the Group’s interest from 93.56% to 96.78%. The Group does not anticipate any other significant investment associated with these puts in the near future.

Guarantees and Pledges

In addition, the Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of the divestitures completed between 1997 and 2004. In some cases, damages are sought and liabilities are accrued for when a loss is probable and can be reasonably estimated. In addition, tax liabilities are usually accrued for when notifications are received by the Group.

Impact of Changes in Exchange Rates

The Group publishes its consolidated financial statements in euro. In 2004, approximately 55% of the Group’s net sales and 62% of its operating income were realized in euro (compared to 55% and 64%, respectively, in 2003). However, a substantial portion of the Group’s assets, liabilities, sales and earnings are denominated in currencies other than the euro, particularly in the Chinese yuan, U.S. dollar and U.S. dollar-influenced currencies, the British pound or the Polish zloty. As a result, the Group is exposed to fluctuations in the values of such currencies against the euro with respect to the translation into euro of amounts to be reflected in its consolidated financial statements. In particular, the appreciation of the euro in relation to other currencies decreases the euro value of the contribution to the Group’s consolidated results and financial condition of subsidiaries that maintain their financial accounts in such other currencies.

Both the sales and expenses of the Group’s subsidiaries are denominated principally in the currencies of their home countries, except for imports, exports and financial transactions, which are usually hedged. As a result, the Group believes that its exposure to currency fluctuations has been, and will continue to be, limited locally. As a result of the Group’s strategy of international expansion, however, the proportion of the Group’s consolidated net sales, operating income and net income represented by international operations is expected to continue to increase.

For the purpose of preparing its consolidated financial statements, the Group uses the exchange rates applicable at the end of the year for the conversion of balance sheets (except if high local inflation rates call for a different method) and the average exchange rates for the year (calculated by averaging the applicable rates at the end of each month during the year) for conversion of income statements and cash flow changes.

In accordance with the Group’s accounting policies, differences resulting from translation into euro of the financial statements of foreign subsidiaries and affiliates are accounted for under stockholders’ equity until such time as the foreign investments to which such differences relate are sold or liquidated. At December 31, 2004, the negative exchange difference relating to translation of euro zone currencies amounted to € 206 million compared to € 221 million at December 31, 2003. In addition, the negative exchange difference relating to Latin American currencies was € 1,253 million at December 31, 2004 (€ 1,217 million at December 31, 2003), due largely to the devaluation of the Argentinean peso in 2002. See “Item 3: Key Information—Risk Factors—The Group’s results of operations and financial condition could be harmed by changes in exchange rates.”

In 2004, approximately 45% of the Group’s net sales (45% in 2003) and 38% of the Group’s operating income (34% in 2003) were outside the euro zone and therefore subject to exchange rate risk.

	2003		2004
	In millions of euro	As a % of Group figures	In millions of euro	As a % of Group figures
Net sales:
of subsidiaries located in euro zone	7,222	55%	7,535	55%
of subsidiaries located outside euro zone	5,909	45%	6,165	45%

Group total net sales	13,131	100%	13,700	100%

Operating income:
of subsidiaries located in euro zone	1,059	66%	1,057	62%
of subsidiaries located outside euro zone	545	34%	648	38%

Group total operating income	1,604	100%	1,705	100%

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

In accordance with French law governing a société anonyme, a form of limited liability company, the Company’s activities are managed by its board of directors, or conseil d’administration, and by its Chairman and Chief Executive Officer, who has full executive authority to manage the activities of the Company, subject to the prior authorization of the board of directors or of the Company’s shareholders for certain decisions specified by law.

Under French company law, the board of directors may elect one person to assume the position of Chairman and Chief Executive Officer or split these functions between two different persons (either the Chairman of the Board or another natural person bearing the title of Chief Executive Officer or Directeur Général). The Company’s bylaws were modified at the extraordinary shareholders’ meeting of April 25, 2002 to provide for such a choice. According to the Company’s bylaws, the choice is made by the board of directors deciding with a majority of all its members. The board of directors has decided not to split these two functions, which are currently performed by the same person.

French law and the Company’s bylaws permit the board of directors to delegate general or specific powers to up to five people (Directeurs Généraux Délégués or Assistant Managing Directors). The Chief Executive Officer proposes the appointment of the Directeurs Généraux Délégués or Assistant Managing Directors to the board of directors and the board of directors determines their specific management powers and responsibilities. Under French law, an Assistant Managing Director, like the Chief Executive Officer, has broad powers to represent and bind the Company in dealings with third parties. An Assistant Managing Director may be removed by the board of directors at any time upon proposal of the Chief Executive Officer. An Assistant Managing Director may be held individually responsible for his/her actions if they are deemed contrary to the Company’s interests.

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

Under French law, the board of directors prepares and presents yearly financial statements to the shareholders and calls the shareholders’ meeting. In addition, the board of directors determines the direction of the Company’s activities and oversees its implementation.

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

Board of Directors

Pursuant to French law and the Company’s bylaws, the board of directors may consist of three to 18 directors. The Company’s bylaws provide that each director is elected by the shareholders at an ordinary general meeting of shareholders for a three-year term and is eligible for reelection upon expiration of such term. The shareholders’ meeting of April 11, 2003 passed a resolution increasing the aggregate amount of directors’ fees to € 500,000. According to the Group’s rules in effect, directors who are also members of the executive committee do not receive directors’ fees. In 2004, directors were paid a total of approximately € 336,000 in directors’ fees for their attendance at board meetings. A director who attended all five meetings of the board of directors in 2004 received € 20,000 in director’s fees, with a fixed portion of € 10,000 and a variable portion of € 2,000 per meeting. In addition, the members of the Audit Committee, Compensation Committee and Nomination Committee received compensation, respectively, of € 4,000, € 2,000 and € 4,000 per meeting. The compensation of the chairmen of these committees is double these amounts. Each director must own at least 2,000 shares of the Company throughout his term of office. In 2004, the board of directors of the Company held five meetings and the attendance rate was approximately 85%.

The Company’s bylaws provide for the retirement age of the directors. Directors cannot be appointed if they are over 70 years old. The term of such director will automatically terminate at the end of the ordinary general meeting of shareholders held in the year during which the director has reached the age of 70. However, according to the Company’s bylaws, the general shareholders’ meeting may resolve that this age limit shall not apply to one or more directors who remain in office or may be re-appointed, provided the number of directors concerned by this provision does not exceed one-quarter of the directors in office.

In addition, according to the Company’s bylaws, the Chairman of the Board, the Chief Executive Officer (if applicable) and Assistant Managing Directors may not be more than 65 years old.

The French Commercial Code (Code de Commerce) strictly forbids loans by the Company to its directors. In addition, no company may provide overdrafts for directors or guarantee any director’s obligations. This prohibition also applies to specified executive officers, Assistant Managing Directors, permanent representatives of companies on the board of directors, spouses or heirs of such persons, and other intermediaries.

The French Commercial Code and the Company’s bylaws require any director, the Chief Executive Officer, any Assistant Managing Directors and any of the Company’s shareholders having a fraction of the voting rights greater than 10%, or if a shareholder company, the company controlling it, that are considering, either directly or indirectly, personally or through an intermediary, entering into an agreement with the Company, to inform the Company’s board of directors as well as its auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the board of directors, and the director in question or person concerned may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general meeting of shareholders for approval once entered into, upon presentation of a special report from the Company’s auditors. Any agreement entered into in violation of these requirements may be declared void by the Commercial Court at the request of the Company or of any shareholder, if such agreement is contrary to the interests of the Company. Moreover, French law also states that agreements which are entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary are not subject to the prior authorization of the board of directors. Nevertheless, such agreements must be disclosed by the interested party to the Chairman of the board of directors unless they are not significant for any party in terms of purpose or financial impact. The list and purpose of such agreements must be communicated by the Chairman of the board to the board of directors and to the statutory auditors.

Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of the bylaws or mismanagement. A director may be held liable for such actions both individually and jointly with the other directors.

Subject to the approval of the shareholders’ meeting of April 22, 2005 the names and ages of the directors of the Company, their principal occupation or employment, the dates of their initial election as directors and the years of expiration of their terms will be as follows:

Name	Age	Principal Occupation or Employment	Director Since	Term Expires
Franck Riboud	49	Chairman and Chief Executive Officer (“Président Directeur Général”). Director: L’Oreal SA, Renault, Sofina, ONA, Quicksilver; Member of Supervisory Board: Accor, Eurazeo.	1992	2007
Jacques Vincent	59	Vice-Chaiman, Directeur Général Délégué. Chairman of the Board of Directors: Ecole Normale Supérieure de Lyon; Director: Centrale Laitière, Mahou.	1997	2008	(1)
Bruno Bonnell(2)	46	Chairman of the Board of Directors: Infogrames Entertainment; Director: Olympique Lyonnais; Member of the Supervisory Board: Pathe, Eurazeo.	2002	2008	(1)
Michel David-Weill	72	Chairman and Managing Partner (“Président, Associé Gérant”): Maison Lazard; Chairman: Lazard LLC; President of Supervisory Board: Eurazeo; Member of Supervisory Board: Publicis Groupe; Director: Fonds Partenaires Gestion, Lazard Frères Banque.	1970	2008	(1)
Emmanuel Faber	41	Senior Vice-President—Finance, Strategy and Information Systems. Chairman: Bledina; Director: Ryanair Holdings Plc; Member of the Supervisory Board: Legris Industries.	2002	2007
Richard Goblet d’Alviella(2)	56	Chief Executive Officer (“Administrateur Délégué”): Sofina S.A.; Director: Delhaize Groupe, SES Global, Suez-Tractebel, Caledonia Investements, Finasucre SA, Glaces de Moustier sur Sambre, Henex S.A., Société de Participations Industrielles SA; Member of the Supervisory Board: Eurazeo.	2003	2006
Hirokatsu Hirano	67	Advisor of the International Business division, Yakult Honsha.	2004	2008	(3)
Bernard Hours	48	Executive Vice President—Fresh Dairy Products. Director: Colombus Café, Flam’s, Francesca.	2005	2008	(3)
Christian Laubie(2)	66	Member of the Haut Conseil du Commissariat aux Comptes.	1985	2006
Jean Laurent(2)	60	Chairman (“Directeur Général”): Crédit Agricole S.A.; Chairman of the Board of Directors: Calyon S.A., Credit Lyonnais S.A., Institute Europlace de Finance; Director: Banca Intesa SPA; Member of the Supervisory Board: Eurazeo.	2005	2008	(3)

Name	Age	Principal Occupation or Employment	Director Since	Term Expires
Hakan Mogren(2)	60	Chairman: Affibody AB; Director: Norsk Hydro ASA, Marianne and Marcus Wallenberg Foundation; Deputy Chairman: AstraZeneca Plc; Vice-Chairman: Gambro AB; Board Member: Remy Cointreau, Investor AB, Sweden America Foundation.	2003	2006
Jacques Nahmias(2)	57	Chairman: Casas Altas S.A., Pétrofrance Chimie SA, Terminales Portuarias S. L., Vice-Chairman: Mercury Oil & Shipping Corporation, Petrofrance Inc.	1981	2008	(1)
Benoît Potier(2)	47	Chairman of the Management Board: Air Liquide SA; Chairman and Chief Executive Officer: Air Liquide International.	2003	2006

(1)	Following a renewal to be proposed at the shareholders’ meeting of April 22, 2005.
(2)	Independent director as determined by the board of directors.
(3)	Subject to the approval of the shareholders’ meeting of April 22, 2005.

The Company’s board also includes three honorary directors who serve in an advisory role: Daniel Carasso (Honorary Chairman), Yves Boël and Jean-Claude Haas.

With the resignation of Mr. Umberto Agnelli as director, the appointment of Hirokatsu Hirano by the board of directors on April 15, 2004 will be submitted to the shareholders’ meeting of April 22, 2005 for ratification, and the renewal of his term of office for a period of three years will be proposed at the shareholders’ meeting.

Mr. Jérôme Seydoux submitted his resignation from the board of directors with effect from the directors’ meeting held on February 10, 2005. At this meeting, on the recommendation of the Nomination Committee, the board of directors appointed Mr. Jean Laurent as director for the remainder of Mr. Seydoux’s term, until the end of the ordinary general meeting called to examine the financial statements for 2005. This appointment will be submitted to the shareholders’ meeting to be held on April 22, 2005 for ratification. Mr. Laurent is an independent director.

In addition, Mr. Jean Gandois informed the board of directors that he will not seek renewal of his term of office. Accordingly, on the recommendation of the Nomination Committee, the candidacy of Mr. Bernard Hours, to replace Mr. Gandois, will be submitted to the shareholders’ meeting of April 22, 2005.

The Company has implemented a charter, which outlines the rights and responsibilities of directors and the principles governing the conduct of its executive officers. These guidelines were adopted at the directors’ meeting held on April 25, 2002. In 2003, further to the recommendations of the Nomination Committee and following the Bouton Report, a report issued in France to promote better corporate governance practices for listed companies, the board of directors evaluated its operating practices and decided to modify the charter relating to directors of the Company to link the payment of a portion of the directors’ fees to participation in meetings of the board and its committees, and also to define the operations of the Group that are subject to prior approval of the board.

The board of directors applied the recommendations of the Bouton Report to evaluate the independence of the directors according to criteria that are different from those adopted by the New York Stock Exchange. However, the board of directors decided to progressively implement the recommendation of the Bouton Report relating to directors who have served as such for over 12 years and provide for the evolution of the board accordingly. The board of directors also noted that the roles as directors that Mr. Bonnell and Mr. Goblet d’Alviella occupy in companies in which Mr. Franck Riboud is also a director did not affect their independence.

As a result of these decisions, the board reviewed the position of each of its directors and qualified seven of the thirteen directors as independent. The Company believes that seven of the thirteen directors are also independent under the independence criteria adopted by the New York Stock Exchange.

Significant Differences from NYSE Corporate Governance Requirements

Although Groupe Danone, as a foreign private issuer, is exempt from most of the corporate governance requirements of the New York Stock Exchange applicable to U.S. companies, Groupe Danone currently complies with substantially all such corporate governance requirements except that Groupe Danone’s non-management directors do not currently meet without management and Groupe Danone’s compensation and nomination committees are not composed wholly of independent directors and do not have written charters.

Executive Committee

Under the authority of Mr. Franck Riboud, the executive officers comprising the executive committee ensure the operational management of the Group. The executive officers implement the Group’s strategies as defined by the board of directors, approve the budgets, coordinate the planning and execution of the missions of each of the subsidiaries and business lines and, depending on the results achieved, determine action plans to be implemented. The executive officers meet in committee at least once a month.

The following table sets forth the names and ages of the executive officers of the Company and their current positions with the Company:

Name	Age	Position	Executive Officer Since
Franck Riboud	49	Chairman and Chief Executive Officer (Président Directeur Général)	1996
Jacques Vincent	59	Vice-Chairman and Directeur Général Délégué	1996
Georges Casala	63	Senior Vice-President—Biscuits and Cereal Products	2000
Emmanuel Faber	41	Senior Vice-President—Finance, Strategy and Information Systems	2000
Bernard Hours	48	Senior Vice-President—Fresh Dairy Products	2001
Simon Israël	51	Senior Vice-President—Asia/Pacific	1997
Thomas Kunz	47	Senior Vice-President—Beverages	2004
Franck Mougin	46	Senior Vice-President—Human Resources	2002

Franck Riboud, 49, has been Chairman and Chief Executive Officer (Président Directeur Général) since 1996. Mr. Riboud joined the Group in 1981 and has held several positions, including General Manager of Evian in 1990 and General Manager of Corporate Business Development in 1994 when he was responsible particularly for the internationalization of the Group. Prior to being appointed to his current position, he was Vice-President and General Manager and Member of the board of directors from 1994. Mr. Riboud holds a degree in engineering from Ecole Polytechnique in Lausanne.

Jacques Vincent, 59, was appointed Vice-Chairman and Directeur Général Délégué in 1998. Prior to this, he was Vice-President—Fresh Dairy Products. Having spent most of his career with the Group, he occupied various positions as general manager of certain of its subsidiaries in France, Germany, Italy and the United States in the water and dairy businesses. Mr. Vincent holds a Master of Science degree from Stanford University, an engineering degree from the Ecole Centrale de Paris and a degree in economics.

Georges Casala, 63, is Senior Vice-President—Biscuits and Cereal Products. He began his career in General Foods and joined Danone in 1973. Since then, he has held such positions as President and Chief Executive Officer of the Dannon Company in the United States from 1982 to 1989, Vice-President of Danone France since 1989 and Senior Vice-President—Northern Europe since 1995. Mr. Casala is a graduate of the Ecole Supérieure de Commerce de Paris and holds a degree in economics.

Emmanuel Faber, 41, is Senior Vice-President—Finance, Strategy and Information Systems. He joined the Group in 1997 as Director of Development and Strategy and has held his current position since 2000. He began his career as a consultant with Bain & Co. then worked for Banque Baring Brothers in 1988. Subsequently, he became financial director and head of strategy of the Legris Industries Group in 1993 and later a member of the board of directors in 1994 and Managing Director of the Group in 1997. Mr. Faber is a graduate of the Ecole des Hautes Etudes Commerciales.

Bernard Hours, 48, is Senior Vice-President for Fresh Dairy Products. He joined the Group in 1987 following a career at Unilever. Since then, he held various positions within the Group, including several marketing positions at Kronenbourg, Evian and Danone France. He was also General Manager of subsidiaries in the fresh dairy products division (Hungary and Germany) and in the biscuits division (France). Mr. Hours is a graduate of the Ecole des Hautes Etudes Commerciales.

Simon Israël, 51, a New Zealand national, has served as Senior Vice-President—Asia/Pacific since 1999. Prior to joining the Group, he was President Asia Pacific for Sara Lee and held several managing and executive positions with Sara Lee in Indonesia, the Philippines and Japan.

Thomas Kunz, 47, is Senior Vice-President—Beverages. He joined the Group in 1990 as marketing director of Gervais Danone AG, Germany. In 1995, he was appointed General Manager of Danone de Mexico, and in 1998, he was appointed General Manager of Bagley, Argentina. In 1999, he was appointed General Manager of Dannon Company. Mr. Kunz graduated from the Saint Gall University in Switzerland with a degree in economics.

Franck Mougin, 46, is Senior Vice-President—Human Resources. He has spent his entire career working in human resources, for several industrial groups. Mr. Mougin began his career with CGEE-Alsthom in 1981, before joining the Luchaire group. In 1983, he joined Matra Electronique as Human Resources Manager. From 1989 to 1995, he held the position of Human Resources Manager with Fruehauf France, and then with the Fruehauf-Trailor Group. Since 1995, he held successive positions as Human Resources Manager for Placoplatre, and then for the British Plaster Board Group (BPB) in London. Mr. Mougin holds a Master’s degree in social law.

Directors’ and Executive Officers’ Compensation

In 2004, the aggregate amount of compensation paid by Danone to its executive officers and directors as a group (18 persons in all) for services in all capacities was € 9.3 million, including € 9.0 million to executive officers of which € 4.3 million was bonus compensation. The aggregate amount paid by Danone for pension, retirement or similar benefits for the same executive officers and directors as a group in respect of the 2004 fiscal year was € 0.6 million.

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

In 2003 and 2004, the aggregate amount of compensation for services awarded to the directors was:

	Compensation and Other Benefits(1)
Name	2003	2004
	(in euro)
Franck Riboud	2,493,960	2,426,860
Jacques Vincent	1,560,280	1,511,140
Hirokatsu Hirano	—	15,500
Bruno Bonnell	16,000	14,000
Michel David-Weill	28,000	36,000
Emmanuel Faber	752,800	786,430
Jean Gandois	54,000	82,000
Richard Goblet d’Alviella	19,000	48,000
Christian Laubie	36,000	48,000
Hakan Mogren	11,000	14,000
Jacques Nahmias	20,000	20,000
Benoît Potier	11,000	24,000
Jérôme Seydoux	24,000	30,000

(1)	Compensation includes gross salary, bonuses, indemnities and directors’ fees granted by the Company and its subsidiaries for the financial period. In 2004, the variable portion of compensation was € 1,435,940 for Franck Riboud, € 751,140 for Jacques Vincent and € 346,430 for Emmanuel Faber.

Employees at Groupe Danone benefit from the Groupe Danone standard employment contracts. However, while Franck Riboud and Jacques Vincent hold their positions as Président Directeur Général and Directeur Général Délégué, respectively, their service contracts with the Company are suspended. In the event that either of these two individuals no longer holds his position, his service contract with the Company will be reinstated, (i) taking into account the length of his terms as Président Directeur Général or Directeur Général Délégué, respectively, for purposes of seniority and benefits, (ii) at a position comparable to that currently held in the executive committee and (iii) at an annual level of compensation no less than the average for all the members of the executive committee during the twelve months prior to such reinstatement. Emmanuel Faber continues to benefit from his service contract without interruption. In addition, if Messrs. Riboud and Vincent are removed from their current positions, they will be entitled to a severance payment of two times the compensation (including bonus compensation and benefits) received during the preceding twelve months. A similar provision also applies to Mr. Faber and all members of the executive committee who hold a service contract under French law.

Committees of the Board of Directors

The board of directors has established three committees: the Audit Committee, the Compensation Committee and the Nomination Committee, as described below. The administrative organization of the committees differs from that required of U.S. companies listed on the New York Stock Exchange.

Audit Committee

The Audit Committee reviews and comments on the Company’s statutory and consolidated financial statements prior to their approval by the board of directors. In addition, the Audit Committee ensures that (i) management has maintained the reliability and integrity of the Company’s adopted accounting policies and (ii) management has established internal control procedures that are sufficient to assure quality and compliance with all applicable laws, regulations and corporate policies concerning financial reporting. The Committee also reviews internal and external audit activities and results, and performs specific assignments as requested by the board of directors. It approves the fees of the independent accountants.

The Audit Committee met seven times in 2004 and in particular examined the impact on the Group of the application of the new international accounting standards (IFRS), the procedures put in place for the valuation of long-term assets and the procedures for risk assessment. Finally, the Audit Committee conducted the selection process for the candidate firms for the Group’s independent accountants that were proposed at the shareholders’ meeting of April 15, 2004. The Audit Committee reviewed the selection criteria, examined the proposed candidates as well as the partner rotation policies, held interviews with representatives from selected firms, and then made a recommendation to the board of directors. The written minutes of the Audit Committee meetings were circulated to the directors and commented on during the meetings of the board of directors.

As Mr. Gandois did not seek renewal of his term, Mr. Benoît Potier was named Chairman of the Audit Committee to replace Mr. Gandois.

Following the shareholders’ meeting on April 22, 2005, the members of the Audit Committee will be Benoît Potier (Chairman), Richard Goblet d’Alviella and Christian Laubie.

Mr. Christian Laubie is the “financial expert” of the Audit Committee, due to his knowledge of generally accepted accounting principles, procedures of internal control and the roles of the Audit Committee. Mr. Laubie was the Chief Financial Officer for Groupe Danone from 1980 to 2000, and he participates in the organization that regulates statutory audit professionals in France.

Compensation Committee

The Compensation Committee, which makes recommendations to the board of directors with respect to compensation paid and options granted to executive officers, held three meetings in 2004. The Compensation Committee analyzed the compensation packages for the Group’s General Managers and compared them with the practices of the Group’s peer companies. At December 31, 2004, the members of the Compensation Committee were Mr. Michel David-Weill (Chairman), Mr. Jean Gandois and Mr. Jérôme Seydoux.

Nomination Committee

The Nomination Committee performs an advisory function for the board of directors. The Nomination Committee met one time in 2004. The Committee examined proposals to the board of directors concerning its function and the nomination of three new directors. At December 31, 2004, the members of the Nomination Committee were Mr. Michel David-Weill (Chairman), Mr. Benoît Potier and Mr. Jérôme Seydoux.

Compensation and Nomination Committee

The board of directors decided to merge the Compensation Committee and the Nomination Committee, effective April 22, 2005, into a single “Compensation and Nomination Committee,” which will be composed of Michel David-Weill (Chairman), Jean Laurent and Hakan Mogren.

Share Ownership

As of December 31, 2004, the total number of shares owned by the Company’s directors and executive officers as a group (18 persons) was 319,964 or 0.12% of the outstanding shares, not including 9,816,486 shares held by Eurazeo, in which Mr. Michel David-Weill, a director of the Company, has direct and/or indirect interests. None of the Company’s directors or executive officers owns more than 1% of the Company’s outstanding shares.

Options

As of December 31, 2004, a total of 9,454,774 options to purchase existing shares was outstanding, of which 1,866,000 were held by the executive officers, and a total of 61,340 options to subscribe for newly issued shares was outstanding, of which none were held by the executive officers. During 2004, the grants and exercise of options by directors were as follows:

	Options Granted(1)			Options Exercised
Board Directors	Number of Options	Expiration Date	Exercise Price	Number of Options	Exercise Price

Franck Riboud	150,000	04/11/2012	€67.41	—	€—
Jacques Vincent	80,000	04/11/2012	€67.41	—	€—
Emmanuel Faber	50,000	04/11/2012	€67.41	—	€—

(1)	Option Plan of April 11, 2003.

These options were granted by the board of directors pursuant to employee stock option plans adopted at the general shareholders’ meetings in May 1995, May 1997, May 1999, May 2001 and April 2003. Pursuant to each option plan, the board was authorized to issue options exercisable in the aggregate for up to 1.0% of the Company’s outstanding share capital at the date of issuance (plans adopted in May 1995 and May 1997) or up to four million shares at the date of issuance (plans adopted in May 1999, May 2001 and April 2003), including all options already outstanding under the current and previous plans. Since March 1999, the exercise price for the options should be at least equal to the average price quoted for the shares on Euronext Paris during a period of 20 business days prior to the date of granting by the board. The options may only be exercised two years after their granting, unless an exception is available.

In 2004, a total of 258,300 options to purchase existing shares issued under the April 11, 2003 plan were granted at a weighted average exercise price of € 67.07 to the 10 employees of the Group, excluding directors (mandataires sociaux), who received the largest number of options, of which 196,000 were granted to five members of the Company’s executive committee.

During the same period, a total of 8,000 options giving a right to subscribe to shares and 113,800 options giving a right to purchase shares from the May 11, 1995, May 14, 1997, May 19, 1999 and May 29, 2001 plans were exercised at a weighted average exercise price of € 51.23 by the 10 employees of the Group (excluding mandataires sociaux) who subscribed or purchased the largest number of shares, of which none were exercised by an executive officer.

The following table sets out certain information relating to the various option plans as of December 31, 2004. Numbers have been restated to give effect to the 2 for 1 stock splits effected by the Company in June 2000 and June 2004.

Options Plan	Options Issuable		Meetings of the Board of Directors and Grant dates(1)	Options Granted	Expiration Date	Exercise Price of Options per Ordinary Share	Number of Options cancelled at December 31, 2004	Number of Ordinary Shares subscribed or purchased by December 31, 2004	Balance of Ordinary Shares to be subscribed or purchased	Of which: Ordinary Shares Issuable to Members of the Executive Committee	Of which: Number of Members of the Executive Committee who can exercise the Options
May 11, 1995	2,905,564	(2)	09/05/1995	358,000	09/05/2001	€29.69	—	336,000	—	—
			01/31/1996	180,000	01/31/2002	€27.55	—	152,400	—	—
			03/19/1996	50,000	03/19/2002	€26.83	—	50,000	—	—
			05/02/1996	600,000	05/02/2002	€26.83	—	560,400	—	—
			09/04/1996	446,000	09/04/2002	€24.77	—	357,200	—	—
			12/11/1996	218,000	12/11/2002	€25.42	—	187,600	—	—
			03/17/1997	294,000	03/17/2005	€32.05	8,400	224,260	61,340	—
				2,146,000			8,400	1,867,860	61,340	—	—

May 14, 1997	3,098,340	(3)(4)	09/09/1997	640,000	09/09/2005	€33.38	36,000	442,280	161,720	—
			01/28/1998	160,000	01/28/2006	€38.99	—	100,000	60,000	40,000
			03/18/1998	778,000	03/18/2006	€44.25	8,000	413,586	356,414	54,000
			05/19/1998	10,000	05/19/2006	€51.07	—	4,000	6,000	—
			09/15/1998	274,000	09/15/2006	€58.08	12,000	96,000	166,000	4,000
			01/26/1999	279,200	01/26/2007	€55.75	30,000	72,200	177,000	—
			03/17/1999	160,800	03/17/2007	€56.75	20,000	72,400	68,400	4,000
			05/19/1999	378,040	05/19/2007	€61.98	41,200	37,060	299,780	8,000
				2,680,040			147,200	1,237,526	1,295,314	110,000	5

May 19, 1999	4,000,000	(5)	06/15/1999	414,000	06/15/2007	€64.19	44,200	27,480	342,320	—
			09/14/1999	39,400	09/14/2007	€60.15	—	4,000	35,400	—
			01/26/2000	666,680	01/26/2008	€58.09	17,600	13,200	635,880	287,200
			03/15/2000	449,600	03/15/2008	€51.53	32,800	114,070	302,730	26,800
			05/22/2000	83,200	05/22/2008	€63.50	38,400	12,000	32,800	—
			09/13/2000	241,400	09/13/2008	€77.91	38,400	—	203,000	—
			10/17/2000	4,800	10/17/2008	€76.90	—	—	4,800	—
			03/14/2001	1,488,500	03/14/2009	€73.57	230,000	—	1,258,500	304,000
				3,387,580			401,400	170,750	2,815,430	618,000	7

May 29, 2001	4,000,000	(6)	10/08/2001	311,300	10/08/2009	€70.81	44,000	—	267,300	—
			04/25/2002	1,313,600	04/25/2010	€69.40	78,300	1,600	1,233,700	252,000
			10/17/2002	234,600	10/17/2010	€60.76	33,600	10,800	190,200	18,000
			04/11/2003	1,843,650	04/11/2011	€59.07	143,200	—	1,700,450	392,000
				3,703,150			299,100	12,400	3,391,650	662,000	8

April 11, 2003	4,000,000		10/15/2003	61,200	10/15/2011	€65.79	2,000	—	59,200	—
			04/15/2004	1,875,680	04/15/2012	€67.41	26,800	—	1,848,880	456,000
			10/13/2004	44,300	10/13/2012	€64.05	—	—	44,300	20,000
				1,981,180			28,800		1,952,380	476,000	8
Total				13,897,950			884,900	3,288,536	9,516,114	1,866,000

(1)	The options can be exercised as soon as they are granted by annual tranches for the May 1995 Plan. Since the May 1997 Plan, options may not be exercised until the second anniversary of the grant date, subject to certain exceptions.
(2)	Of a total of 2,905,564 options issuable under the May 1995 Option Plan, 759,564 options were not granted and ceased to be issuable in May 1997. Of the 2,146,000 options granted, 1,867,860 have been exercised, 22,000 can no longer be exercised because they expired on September 5, 2001, 27,600 can no longer be exercised because they expired on January 31, 2002, 39,600 can no longer be exercised because they expired on May 2, 2002, 88,800 can no longer be exercised because they expired on September 4, 2002 and 30,400 can no longer be exercised because they expired on December 11, 2002.
(3)	Starting with the May 1997 Option Plan, the Company has granted options to purchase shares only.
(4)	Of a total of 3,098,340 options issuable under the May 1997 Option Plan, 418,300 options were not granted and ceased to be issuable on May 19, 1999.
(5)	Of a total of 4,000,000 options issuable under the May 1999 Option Plan, 612,420 options were not granted and ceased to be issuable on May 29, 2001.
(6)	Of a total of 4,000,000 options issuable under the May 2001 Option Plan, 296,850 options were not granted and ceased to be issuable on April 11, 2003.

Employees

At December 31, 2004, Danone had a total of 89,449 employees worldwide. The table below shows the total number of employees at year-end and the percentage of such employees by geographic area and business line from 2002 through 2004.

	2002	2003	2004
Total number of employees	92,209	88,607	89,449
By Geographic Area:
France	13.3%	13.9%	13.8%
Rest of Europe	22.9%	23.1%	23.6%
China	24.1%	25.5%	27.2%
Rest of Asia-Pacific	21.4%	21.6%	18.7%
North and South America	17.8%	15.3%	16.3%
Africa	0.5%	0.6%	0.4%

Total	100.0%	100.0%	100.0%

By Business Line:
Fresh dairy products	21.8%	24.0%	26.7%
Beverages	43.5%	44.2%	43.7%
Biscuits and cereal products	29.7%	27.1%	24.4%
Other food businesses	3.6%	3.2%	2.8%
Corporate functions	1.4%	1.5%	2.4%

Total	100.0%	100.0%	100.0%

Between 2002 and 2004, permanent employees (those with contracts for indeterminate duration (“contrats à durée indéterminée”) represented approximately 90% of the average workforce of the Group, the temporary employees representing 10%, equally distributed between part-time employees and those with fixed-term contracts (“contrats à durée déterminée”).

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

Human resources are organized by division and rely on group-wide structures in key areas such as compensation, organization and know-how, integration of acquisitions, recruitment and senior management. As a result, to attract talent from all over the world, the Group has developed an institutional communication campaign presented on the Internet by the website “danonepeople.com.” The development of human resources is ensured by training and quality management, for example, through tools such as “360°” personal assessments and coaching. Furthermore, human resources promotes the Group’s international development through (i) a global recruitment policy, (ii) encouraging the movement of managers around the world through a dedicated team that manages the administrative, financial and personal aspects of transfers and rotations and (iii) the integration of newly acquired companies.

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

Wages.    The Group’s objective is to be attractive in the countries in which it is present. Wages are a key factor in the Group’s human resource policies which offer the continued acquisition of skills and career possibilities. The Group’s objective is to better attract and motivate employees, and the Group seeks to be competitive with leading international companies in each country where it operates.

In 2001, the Group introduced a worldwide classification system for all managers, enabling them to identify their precise ranking and related responsibilities.

In 2004, the Group’s personnel expenses, including social expenses, amounted to € 1,729 million compared with € 1,853 million in 2003 and € 1,930 million in 2002. In addition, € 115 million was paid to the employees of the Group in 2004 as part of the incentive and profit sharing schemes, compared with € 118 million in 2003 and € 117 million in 2002.

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

The “Danone Way” was first introduced in 2000, tested in 2001 in approximately 10 subsidiaries and more fully deployed during 2002 and 2003. As of today, more than 90% of the Group’s subsidiaries have implemented or are currently implementing the “Danone Way” and independent audits have been carried out in 21 subsidiaries by PricewaterhouseCoopers and Mazars to validate their self-evaluations. After having revised the content of the questionnaire to make it simpler and more pedagogic, the results of the audits show that there are no significant weaknesses in the processes and the self-evaluations.

The results of the self-evaluations show strong practices in areas involving employees, shareholders, customers and suppliers. The results in areas involving the environment in general and civil society are weaker because they are less directly linked to the core of the Group’s businesses and correspond to less established practices in certain countries in which the Group operates.

Furthermore, in addition to the self-evaluation procedures, the board of directors decided in 2003 to undergo an evaluation by the rating agency Vigeo at the parent level. Vigeo auditors conducted approximately 50 internal interviews and approximately 20 external interviews to evaluate six areas of social and environmental responsibility using 40 criteria. Overall, Vigeo placed Danone at level 3 or 4, which correspond, respectively, to the following evaluations: “the company fully assumes its obligations, carries out recommendations and controls risks” (level 3) and “the company is not only active, but anticipates risks and contributes with others to the promotion of social and environmental responsibility at the industry-wide, national, regional and/or global level” (level 4).

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

At the end of 2004, of the 2,025 employees affected by the reorganization of the biscuit activities in France and Europe, approximately 94% had found solutions within or outside the Group. The Group concluded reindustrialization agreements for each of the six closed sites, and more than 3,500 European enterprises have been contacted to establish businesses on these sites. Already three projects have been realized, creating more than 500 jobs. At the other sites, solutions are in the process of being finalized.

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

Publications.    Danone has been publishing a Social Responsibility Report since 1998, which presents the social and environmental impacts of the Group’s activities. This report is available at Groupe Danone, 17, Boulevard Haussmann, 75009 Paris.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of shares and voting rights by principal shareholders, as of December 31, 2004.

Name	Number of Shares Beneficially Owned	Percentage of Shares Owned	Number of Voting Rights	Percentage of Voting Rights(1)
Eurazeo	9,816,486	3.66%	19,632,972	7.16%
Caisse des Dépôts et Consignations	7,732,754	2.88%	7,732,754	2.82%
FCPE “Fonds GROUPE DANONE”	3,827,403	1.43%	6,867,951	2.50%
Public	229,390,158	85.56%	240,128,259	87.52%
The Company and its subsidiaries(2)	17,328,719	6.47%	—	—

Total	268,095,520	100.00%	274,361,936	100.00%

(1)	Double voting rights have been granted for each share fully subscribed, paid for, and beneficially owned by the same individual or entity for at least two years.
(2)	Including 2,882,060 shares (i.e., 1.08% of the capital) indirectly held.

To the best of the Company’s knowledge there are no shareholders whose beneficial ownership represents 5% or more of the Company’s share capital and voting rights. However, certain financial institutions, mutual funds, may manage funds that collectively hold more than 5% of the capital of the Company. There is no clause in the Company’s bylaws giving preferential rights for the acquisition or sale of shares. Furthermore, at December 31, 2004, existing pledges on shares of the Company in registered form on the books of the Company (nominatif pur) and in registered form on the books of a financial intermediary (nominatif administré), respectively, amounted to 1,932 shares held by four shareholders and 5,976 shares held by ten shareholders.

As of December 31, 2004, pursuant to authorizations granted by the general shareholders’ meeting of April 15, 2004 or prior authorizations, the Group owned, directly and through its Spanish subsidiary, Danone SA, 17,328,719 shares of Groupe Danone, representing 6.47% of its share capital, of which 9,454,774 shares were held under stock purchase options granted to the Company’s senior management.

For a description of the Company’s share repurchase program, see “Item 10. Additional Information—Purchase by the Company of its Own Shares.”

Significant Changes

Shareholdings

Eurazeo, having exceeded 5% of the Company’s capital on February 22, 2001, reported on July 2, 2004 that it held 3.66% of the capital and 7.16% of the Company’s voting rights. The Caisse des Dépôts et Consignations, having exceeded 3% of the Company’s voting rights on September 8, 2004, reported on November 3, 2004 that it held 2.88% of the capital and 2.82% of the Company’s voting rights. Worms & Cie, having reported that it exceeded 5% of the Company’s capital on April 9, 1999, reported on October 2, 2003 that it no longer held shares of the Company.

To the Company’s knowledge, there were no other significant shareholding changes during the past three years.

On December 31, 2004, the Company conducted a survey of its nominative shares, which revealed the following distribution of the Company’s shareholders:

Institutional investors		71%
– France	29%
– United States	15%
– United Kingdom	9%
– Other	18%
Individual shareholders		15%
Shareholders represented at the Board of Directors		6%
Treasury shares and FCPE “Fonds GROUPE DANONE”		8%

Total		100%

At December 31, 2004, the Company estimates that there were approximately 1,000 institutional investors and approximately 200,000 individual shareholders.

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

The general meeting of shareholders, by successive authorizations, authorized the board of directors to grant, once or multiple times, over a maximum period of 26 months, options to subscribe for or purchase shares of the Company subject to a limit of 1% of the Company’s share capital for the May 1995 and 1997 plans and a limit of four million shares for the May 1999, May 2001 and April 2003 plans (after taking into account the two-for-one stock split on June 15, 2004).

Pursuant to these authorizations, the board of directors, which granted to the Company’s senior management stock options to acquire a total of 9,454,774 existing shares and to subscribe for a total of 61,340 new shares, had authority to grant 2,018,820 stock purchase options at December 31, 2004. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Options.”

Resolutions will be submitted for approval at the annual shareholders’ meeting of April 22, 2005 for a new authorization to the board of directors to grant, once or multiple times, over a maximum period of 26 months, options to purchase shares of the Company subject to a limit of three million shares, which would annul and replace the previous authorization granted to the board of directors on April 11, 2003.

In addition, resolutions will be submitted to the annual shareholders’ meeting of April 22, 2005 for approval of a new authorization to the board of directors to grant, once or multiple times, over a maximum period of 26 months, existing or newly issued shares of the Company free of charge in an amount of up to 0.4% of the Company’s share capital, i.e., one million shares.

Shareholders’ Agreements

To the Company’s knowledge, there is no other shareholder holding more than 5% of the capital or voting rights of the Company and there are no shareholders’ agreements.

Shares Held in the United States

For information on shares held in the United States, see “Item 9. The Offer and Listing—Price History of Shares.”

Related Party Transactions

In June 1998, the Company, Sofina, its wholly owned subsidiary Interamerican Finance and Danasia Participations, an affiliate of Sofina, entered into a memorandum of understanding regarding their respective ownership interests in Danone Asia Pte Ltd, a holding company for Groupe Danone’s investments in the Asia Pacific region. At December 31, 2004, Groupe Danone owned 93.56% of Danone Asia Pte Ltd. Under the terms of the memorandum of understanding, Sofina, Interamerican and Danasia have an option to sell to the Company, and the Company has an option to buy from them, their entire ownership interest in Danone Asia Pte Ltd. These options are exercisable in thirds, beginning, respectively, on January 1, 2003, January 1, 2005 and July 1, 2006, at a price to be determined based on an agreed upon formula, taking into account the then current market value of the shares. At the end of 2002, Danone confirmed its intention to exercise its purchase option, and an independent expert was charged with completing an evaluation of Danone Asia Pte Ltd. The interest of the Group in this company increased from 90.34% at December 31, 2002 to 93.56% at December 31, 2003, and further increased to 96.78% in January 2005. In addition, in December 2001, the Company granted to Union Financière Boël preemptive acquisition rights exercisable at market value with respect to Sofina shares held by a subsidiary of the Company. In December 2004, the Groupe sold its interests in Sofina. Mr. Yves Boël, one of the Company’s directors until April 2002, was the Chairman of Sofina and the delegated Chairman (“administrateur délégué”) of Union Financière Boël, and Mr. Richard Goblet d’Alviella, one of the Company’s current directors, is a delegated director of these two companies. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

In December 2002, the Company acquired Châteaud’eau International, which owned the entire HOD activities of Ondeo, a subsidiary of the Suez Group. In addition, in July 2002, the Company entered into an agreement with Suez Industrial Solutions, a subsidiary of the Suez Group, for the energy management and industrial wastewater processing of the Group’s subsidiaries. Mr. Jean Gandois, one of the Company’s directors until April 2005, is Vice-Chairman of the board of Suez.

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

Crédit Agricole and its affiliates regularly engage in transactions with the Company and its subsidiaries, for which they receive arm’s-length negotiated compensation. Mr. Jean Laurent, whose appointment as director by the board of directors will be submitted for ratification to the shareholders’ meeting of April 22, 2005, is Chief Executive Officer (Directeur Général) of Crédit Agricole and Chairman of the Board of Directors of Crédit Lyonnais S.A.

Each of the above-referenced transactions was entered into on an arm’s-length basis according to the Company’s normal business practices.

No loans or guarantees were granted or made by the Company or its subsidiaries to any member of the executive committee.

Sales by Directors (“mandataires sociaux”) of the Company

During 2004, Mr. Jacques Vincent sold 3,100 shares at a price per share of € 70.04. No other director declared that he had sold shares of the Company and, at December 31, 2004, the directors certified that there were no imminent transactions concerning Company shares, whether purchases or sales. In addition, Mr. Franck Riboud declared that on February 16, 2005, he had exercised 40,000 options at a price per share of € 38.99 and sold 40,000 shares at a price per share of € 72.02. Mr. Emmanuel Faber declared that on February 23, 2005, he had exercised 24,000 options at a price per share of € 58.09 and sold 24,000 shares at a price per share of € 73.36.

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

Dividends paid to holders of shares or ADSs who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Under certain tax treaties entered into between France and other countries, such withholding tax may be reduced to 15% for holders of shares who qualify for the benefits of these treaties, subject to certain procedures and exceptions. Under the Treaty between France and the United States for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital signed on August 31, 1994 (the Treaty), such reduced withholding tax may apply to holders of shares and also to holders of ADSs, who are residents of the United States as defined by the provisions of the Treaty, subject to certain procedures and exceptions.

French residents were entitled to a tax credit known as the avoir fiscal with respect to dividends paid to them in 2004, the amount of which depended on the recipient of the dividends. Under certain tax treaties entered into between France and other countries, such avoir fiscal may, in certain circumstances, be paid, net of withholding tax, to non-French resident holders of shares. In addition, under the Treaty, such payment of avoir fiscal, net of withholding tax, may have been available not only to certain holders of shares but also to certain holders of ADSs, qualifying as U.S. residents under the Treaty, subject to certain exceptions and procedures. Avoir fiscal is no longer available on dividends distributed by French companies as from January 2005. See “Item 10. Additional Information—Taxation—French Taxation—Taxation of Dividends” and “Item 10. Additional Information—Taxation—Taxation of U.S. Investors—Taxation of Dividends.”

Dividends paid to holders of ADSs are converted from euro to dollars and subjected to a charge by the depositary for any expenses incurred by the depositary in such conversion.

The following table sets forth the total dividends paid per share and per ADS for each year indicated, with and without the French avoir fiscal and before deduction of any French withholding tax, taking into account the two-for-one stock split effected by the Company in June 2000 and June 2004.

	Dividends Per Share	Dividends Per Share Including Avoir Fiscal Calculated at the Rate of 50%(2)	Dividends Per ADS	Dividends Per ADS Including Avoir Fiscal Calculated at the Rate of 50%(2)
Year to Which Dividend Relates(1)	(€)	(€)	($)(3)(4)	($)(3)(4)
2000	0.95	1.42	0.16	0.24
2001	1.03	1.55	0.19	0.29
2002	1.15	1.73	0.26	0.39
2003	1.23	1.84	0.29	0.43
2004(5)	1.35	1.35	0.37	0.37

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2)	Any payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, will be made only following receipt by the French Tax Administration of a claim for such payment filed by shareholders entitled to such payment, and is generally not expected to be paid before 12 months after the filing of such claim, and after the close of the calendar year in which the respective dividends are paid. Avoir fiscal is no longer available on dividends distributed by French companies as from January 2005. See “Item 10. Additional Information—Taxation—French Taxation” and “Item 10. Additional Information—Taxation—Taxation of U.S. Investors.”
(3)	Periods prior to 2004 translated solely for convenience from French francs or euro into dollars at the Noon Buying Rates on the respective dividend payment dates, or on the following business day if such date was not a business day in France or the United States. For convenience only, avoir fiscal amounts have been translated into dollars at the Noon Buying Rates on such dates although such amounts are paid subsequent to such payment dates. The Noon Buying Rates may differ from the rate that may be used by the Depositary to convert euro to dollars for purposes of making payments to holders of ADSs. Figures for 2004 translated solely for convenience at the Noon Buying Rate on December 31, 2004 of $ 1.3538 per € 1.00.
(4)	As each ADS represents one-fifth of one share, the amount of dividends per share has been divided by five to obtain the historical dividends declared per ADS.
(5)	Dividends to be proposed at the shareholders’ meeting to be held on April 22, 2005.

Legal Proceedings

On December 5, 2001, the European Commission concluded that anti-competitive practices in the beer market in Belgium had occurred and imposed a fine of € 44.6 million on Group Danone. The entire amount was provisioned in the Group’s accounts at December 31, 2001 and was paid in 2002. In February 2002, the Group launched a procedure seeking to recover the amount paid, the outcome of which is still pending.

In September 2004, the European Commission rendered its decision following an investigation of alleged understandings among beer market participants in France and imposed a fine of € 1.5 million on Groupe Danone.

The Group is not presently party to litigation or arbitration that could have or has had, in the recent past, a significant effect on it financial condition, activities or results.

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of the divestitures completed between 1997 and 2004. In some cases, damages are sought and liabilities are accrued for when a loss is probable and can be reasonably estimated.

Item 9.    The Offer and Listing

Price History of Shares

The principal trading market for the Company’s shares is the Euronext Paris SA, or Euronext Paris, the French integrated national dealing system through which trading in all French listed securities occurs. The Company’s shares are traded on Eurolist by EuronextTM (ISIN Code: FR0000120644) and are included in the CAC 40 Index, the principal stock exchange index published by Euronext Paris, the market enterprise which manages and operates the French stock exchange markets and are included in the Dow Jones Eurostoxx and Dow Jones Stoxx. Since September 25, 2000, the Company’s shares are eligible for deferred settlement service. The Company’s shares have been included in the Eurostoxx 50 index and Dow Jones Sustainability World Index since September 2000.

In the first half of 2004, the Company delisted its shares from the London Stock Exchange and the Brussels Stock Exchange, due to the low liquidity of the shares on these exchanges. The delisting from the London Stock Exchange occurred on March 24, 2004 and the delisting from the Brussels Stock Exchange occurred on May 11, 2004.

Since December 1990, the Company has sponsored an American Depositary Receipts, or ADRs, program in the United States with Citibank, N.A., as depositary. The American Depositary Shares, or ADSs, issued pursuant to such program have been registered with the Securities and Exchange Commission under a Registration Statement on Form F-6. Each such ADS represents one-fifth of one share. Since November 20, 1997, the ADSs have been listed on the New York Stock Exchange under the symbol “DA.”

As of December 31, 2004, 14,031,060 ADSs were outstanding, representing approximately 1.05% of the Company’s outstanding shares, and there were 153 holders of record of ADSs. As of December 31, 2004, there were also approximately 149 holders of record in the United States of the Company’s shares.

The table below sets forth the reported high and low sales prices for the Company’s shares reported by Euronext Paris and for the ADSs on the New York Stock Exchange for the periods indicated.

	Euronext Paris		New York Stock Exchange
Calendar Period	High	Low	High	Low
	(in €)		(in $)
Monthly
April 2005 (through April 13, 2005)	77.1	74.3	20.0	19.2
March 2005	77.0	73.6	20.4	19.5
February 2005	75.7	67.8	20.1	18.0
January 2005	71.6	67.8	18.8	17.7
December 2004	68.9	65.1	18.6	17.3
November 2004	69.0	65.5	18.2	16.8
October 2004	67.0	62.2	17.1	15.3
Quarterly
2004	73.4	62.2	18.5	15.4
First quarter	71.1	64.3	17.8	15.9
Second quarter	73.4	66.3	17.9	16.2
Third quarter	72.7	62.8	17.5	15.5
Fourth quarter	69.0	62.2	18.5	15.4
2003	68.5	52.1	16.2	11.6
First quarter	66.2	52.1	13.7	11.6
Second quarter	65.0	57.1	14.5	12.9
Third quarter	68.5	57.8	15.2	13.2
Fourth quarter	67.8	63.0	16.2	14.8
Yearly
2002	75.2	54.7	13.9	11.1
2001	81.7	62.5	15.1	11.2
2000	86.5	45.1	15.4	8.9

Sources:	Euronext Paris S.A. and Bloomberg.

On April 13, 2005, the last reported listed price of the Company’s shares on Euronext Paris was € 75.0 per share and the last reported listed price of the Company’s ADSs on the New York Stock Exchange was $19.43 per ADS.

Plan of Distribution

Not applicable.

Nature of Trading Market

General

On September 22, 2000, upon successful completion of an exchange offer, the Paris Bourse SBF SA, or the SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchange merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of the SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchange contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris.

Euronext N.V. has been listed on Eurolist by Euronext™ (formerly the Premier Marché) of Euronext Paris since July 2001. In January 2002, Euronext N.V acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivatives market. The combination of LIFFE and Euronext N.V. will, among other things, triple the volume of derivatives business conducted through the LIFFE CONNECT™ trading platform.

Since February 6, 2002, Bolsa de Valores de Lisboa e Porto (BVLP) has become a wholly owned subsidiary of Euronext N.V. and has therefore been renamed Euronext Lisbon.

Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms; NSC is the common platform for trading, Clearing 21 for clearing, and LIFFE CONNECT™, the LIFFE trading platform, is already used for all Euronext and futures options. In addition, Euronext Paris anticipates the implementation of central clearinghouse, settlement and custody structures over a common system. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’ trading markets as well as the regulation of those markets.

Euronext Paris

As from February 21, 2005, all securities currently traded on the Premier, Second and Nouveau Marchés are listed and traded on a single market, Eurolist by Euronext™, which is operated by Euronext Paris. In accordance with Euronext Paris rules, the shares issued by domestic and other companies are classified in capitalization compartments. The shares of listed companies are distributed between three capitalization compartments, according to the criteria set by Euronext Paris:

•	Compartment A comprises the companies with market capitalizations above € 1 billion;

•	Compartment B comprises the companies with market capitalizations from € 150 million and up to and including € 1 billion;

•	Compartment C comprises the companies with capitalizations below € 150 million.

The Company’s shares have been classified in Compartment A of the Eurolist by Euronext™ market.

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

Securities listed on Eurolist by Euronext™ are traded through authorized financial institutions that are members of Euronext Paris. Trading on Eurolist by Euronext™ takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, a closing auction at 5:30 p.m. and a “trading at last phase” from 5:30 p.m. to 5:40 p.m. Any trade of securities effected after the close of a stock exchange session is recorded on the next Euronext Paris trading day at the previous session’s closing price for the relevant security. Euronext Paris publishes a daily official price list that includes price information concerning listed securities. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities.

Trading in the listed securities of an issuer may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security, such as the Company’s shares, varies by more than 10% from the previous day’s closing price or once trading has begun, Euronext may suspend trading for up to four minutes. Once trading has commenced, further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price which caused the first trading suspension. Euronext Paris may also suspend trading for a four-minute period if trades are bound to breach the so-called “dynamic” thresholds, set at 2% plus or minus the last trade price. Euronext Paris may also suspend trading of a listed security in certain other circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Autorité des Marchés Financiers (the “AMF”) may also suspend trading.

All trades of securities listed on Eurolist by Euronext™ are performed on a cash-settlement basis on the third trading day after the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (Service à Règlement Différé or SRD) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The SRD is reserved for securities which have a total market capitalization of at least € 1 billion and represent a minimum daily trading volume of € 1 million and which are normally cited on a list published by Euronext Paris. The Company’s shares are eligible for the deferred settlement service. Investors can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

Prior to any transfer of securities held in registered form on Eurolist by Euronext™, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Securities transactions are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trading securities listed on Eurolist by Euronext™ are cleared and settled through Clearing 21 and Euroclear France S.A. using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.

Ownership of equities traded on a deferred settlement basis is considered to have been transferred only after the equities have been registered in the purchaser’s account. Under French securities regulations, any sale of securities executed on a deferred settlement basis during the month a dividend is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid, and the seller’s accounts will be debited by the same amount.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10.    Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

For the Company’s registry and number, please see “Item 4. Information on Groupe Danone—History and Development,” and for the Company’s corporate purpose, refer to Article 2 of the Company’s bylaws. An unofficial English translation of the bylaws is included as an exhibit to this annual report.

The section below is a summary of the material information concerning the Company’s share capital, together with material provisions of applicable French law and the Company’s bylaws. Such description of the Company’s share capital and information does not purport to be complete and is qualified in its entirety by reference to the Company’s bylaws. You may obtain copies of the Company’s bylaws in French from the Greffe du Registre du Commerce et des Sociétés de Paris, France or by writing to Groupe Danone, Direction Relations Investisseurs, 17, Boulevard Haussmann, 75009 Paris, France. Please refer to those full documents for additional details.

Board of Directors

For a complete description of directors’ powers under French law and Danone’s bylaws, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

Share Capital

At February 28, 2005, the Company’s share capital totaled € 134,047,760 divided into 268,095,520 outstanding common shares of the same class with a nominal value of € 0.5 per share. The nominal value per share was decreased from € 1.0 to € 0.5 on June 15, 2004. All the outstanding shares are fully paid. The Company’s bylaws provide that shares may be held in registered or bearer form, at the option of the shareholder.

Shareholders’ Meetings and Voting Rights

General

In accordance with French law, there are two types of shareholders’ general meetings: ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors,

•	allocating fees to the board of directors,

•	appointing statutory auditors,

•	approving the annual and consolidated financial statements,

•	declaring dividends and authorizing dividends to be paid in shares, and

•	approving regulated agreements.

Extraordinary general meetings of shareholders are required for the approval of matters such as:

•	changing the Company’s bylaws, the corporate purpose and/or the name of the Company,

•	approving mergers in which the Company is not the surviving entity or in which the Company is the surviving entity but in connection with which the Company is issuing a portion of its share capital to the acquired entity,

•	increasing or decreasing the Company’s share capital,

•	creating a new class of equity securities (common or preferred shares),

•	authorizing or approving the issuance of any securities giving rights to equity securities, and

•	the voluntary liquidation of the Company prior to the end of its statutory term.

Special meetings of shareholders of a certain category of shares or of securities giving access to the Company’s share capital are required for any modification of the rights derived from such category of shares or for any modification of the “contrat d’émission” for such securities giving access to the Company’s share capital. The resolutions of the shareholders’ general meeting affecting these rights are effective only after the approval by the relevant special meeting.

Annual Ordinary Meetings

French law requires the board of directors to convene an annual ordinary general meeting of shareholders to approve the annual and consolidated financial statements. This meeting must be held within six months of the end of the Company’s fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The board of directors may also convene an ordinary or extraordinary general meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to call such a meeting, the Company’s statutory auditors may call the meeting. In case of a bankruptcy, the liquidator or the court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of the Company’s share capital,

•	the auditor,

•	the worker’s committee in cases of urgency,

•	any interested party in cases of urgency,

•	certain duly qualified associations of shareholders who hold their shares for at least two years in registered form and who together hold a specified percentage of the voting rights of the Company, and

•	majority shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

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

In order to participate in any general meeting of shareholders, French law requires that a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by or on behalf of the Company by an agent appointed by the Company prior to a date that is no earlier than five days before the date set for the meeting (the Company has set this date at least one day before the 2005 general shareholders’ meeting).

A holder of shares in bearer form must obtain a certificate from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares. This certificate must indicate the number of bearer shares owned by such holder and must state that such shares are not transferable until the time fixed for the meeting. According to French law, the holder must deposit this certificate at the place specified in the notice of the meeting prior to a date that is no earlier than five days before the meeting (the Company has set this date at least three days before the 2005 general shareholders’ meeting for deposit at accredited financial intermediaries and at least one day prior to the meeting for deposit at the Company’s registered office).

According to French law and the Company’s bylaws, any shareholder voting by correspondence or by proxy and presenting a certificate issued by the intermediary attesting that the shares are blocked may nevertheless transfer all or part of the shares with which the shareholder voted by correspondence or for which the shareholder appointed a proxy, upon the condition that the shareholder provide the Company’s authorized agent with details enabling the shareholder to cancel its vote or proxy and change the number of shares and corresponding votes no later than the day before the general shareholders’ meeting.

Proxies and Votes by Mail

In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary have the right to participate in general meetings of shareholders.

Shareholders may vote either by proxy, by mail or by any means provided for in the Company’s bylaws, including by remote data transmission to the Company (Internet) of the correspondence ballot papers or a proxy form pursuant to applicable laws and regulations.

Proxies will be sent to all registered shareholders and, on request, to any holder of shares in bearer form. Under French law, in order to be counted, such proxies must be received at the Company’s registered office or at such other address indicated on the notice convening the meeting prior to the date of the meeting (the Company requires proxies to be received at least three days before the 2005 general shareholders’ meeting). A shareholder not domiciled in France as defined by the French Civil Code (Code Civil) may be represented at a shareholders’ meeting by an intermediary registered under the conditions set forth by the French legal and regulatory provisions in force. This shareholder will therefore be considered to be present at the meeting for the computation of the quorum and the majority. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send the Company a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.

With respect to votes by mail, the Company must send a voting form to all registered shareholders and, on request, to any holder of shares in bearer form. Votes by mail must be received at such address at least three days prior to the date of the meeting. The deadline for the Company to receive proxy forms for votes by mail or by proxy is determined by the board of directors and published in the notice of the meeting in the BALO. For the 2005 general shareholders’ meeting, the deadline for the Company to receive proxy forms for votes by mail has been set at least three days before the meeting.

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

The Company’s bylaws provide that each registered and fully paid-up share held in the same name for at least two years shall entitle the holder thereof to double voting rights at a meeting of shareholders, although the right is extinguished if the shares are held in bearer form. The Company’s bylaws also provide that no shareholder shall be able to exercise, directly or indirectly, more than 6% of the total number of voting rights represented by the outstanding shares of the Company as of the date of the meeting. However, a shareholder may exercise up to 12% of the total number of voting rights to the extent such voting rights result from double voting rights.

The foregoing limitations on voting rights shall no longer apply in the event any person or persons acting alone or in concert were to come into possession of at least two-thirds of the Company’s shares in a public tender offer for the totality of the Company’s shares.

Quorum

French law requires that shareholders having at least a quarter of the shares entitled to voting rights must be present in person or voting by mail or by proxy or by any means including by remote data transmission, in accordance with the applicable laws and regulations to fulfill the quorum requirement for:

•	an ordinary general meeting of shareholders, and

•	an extraordinary general meeting of shareholders where an increase in the Company’s share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is at least one third of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting of shareholders.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is reconvened, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting of shareholders is reconvened only to approve an increase in the Company’s share capital through incorporation of reserves, profits or share premium. In the case of any other reconvened extraordinary general meeting of shareholders, shareholders having at least a quarter of outstanding voting rights must be present in person or voting by mail or by proxy or by any means, including by remote data transmission, in accordance with the applicable laws and regulations, for the quorum to be met. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon at any reconvened meeting.

Majority

At an ordinary general meeting of shareholders or an extraordinary general meeting of shareholders deciding upon any capital increase by incorporation of reserves, profits or share premium, a simple majority of the votes cast is required to pass such a resolution. At any other extraordinary general meeting of shareholders, a two-thirds majority of the votes cast is required.

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

French law also requires that a special report must be provided to the general shareholders’ meeting regarding the stock options authorized and/or granted by the Company.

Pursuant to a French act of August 1, 2003 (loi de sécurité financière), the Chairman of the Company’s board of directors is required to deliver a special report to the ordinary shareholders’ meeting regarding the status of the preparation and organization of the work of the board of directors, the status of the internal control procedures implemented by the Company and on the restrictions, if any, that the board of directors has placed on the powers granted to the Chief Executive Officer. In general, this report describes the objectives of the Company’s internal controls, the organization of the participants in the Company’s internal controls and the internal control procedures that are currently in place. This report will be presented to the combined extraordinary and ordinary general shareholders’ meeting of April 22, 2005.

Dividends

The Company may distribute dividends out of “distributable profits,” plus any amounts held in the Company’s reserves that the shareholders decide to make available for distribution, other than those reserves which are specifically required by French law and the Company’s bylaws.

“Distributable profits” consist of unconsolidated statutory net profit in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, and as reduced by the legal reserve fund allocation described below.

Legal Reserve

French law provides that French sociétés anonymes are each required to allocate 5% of their unconsolidated statutory net profits in each fiscal year to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in such legal reserve fund is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital. The legal reserve fund constitutes a legal guarantee for third parties dealing with the Company and, in this respect, may not be distributed to shareholders. As of December 31, 2004, the Company’s legal reserve was € 15 million. This legal reserve may be distributed only upon liquidation of the relevant entity.

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

If the Company has earned distributable profits since the end of the preceding fiscal year as reflected in an interim income statement certified by the Company’s auditors, the board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board of directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by a general shareholders’ meeting is required.

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

Changes in Share Capital

Increases in Share Capital

Pursuant to French law, the share capital of the Company may be increased only with the approval of the shareholders at an extraordinary general meeting of shareholders. Increases in the Company’s share capital may be effected by:

•	issuing common or preferred shares,

•	issuing a new class of equity securities, or

•	increasing the nominal value of the existing shares.

Increases in share capital by issuing common or preferred shares may be effected by issuing such securities:

•	for cash,

•	for assets contributed in kind,

•	by conversion, exchange or redemption of debt securities previously issued,

•	by exercise of any such rights attached to other securities giving rights to common or preferred shares, including warrants or stock options,

•	by capitalization of profits, reserves or share premiums,

•	subject to various conditions, in satisfaction of debt incurred by the Company, or

•	any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting of shareholders, acting under the quorum and majority requirements applicable to ordinary general shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting of shareholders. See “—Shareholders’ Meeting and Voting Rights.”

Since the ordinance n° 2004-604 of June 24, 2004, the shareholders, at an extraordinary general meeting, may delegate the authority, subject to certain conditions, or the powers to carry out certain increases in the Company’s share capital to the board of directors. The board of directors may further delegate this right to the Chairman and Chief Executive Officer and with his agreement, to one or several Assistant Managing Directors.

Whenever the shareholders approve a capital increase or approve the delegation to the Company’s board of directors of the right to implement a capital increase (except when it results from an earlier issue of securities giving right to shares), they must also consider whether an additional capital increase should be reserved for the Company’s employees and its subsidiaries or whether to delegate or to authorize to the Company’s board of directors the right to carry out such reserved capital increase.

Resolutions will be submitted for approval at the combined extraordinary and ordinary general shareholders’ meeting of April 22, 2005:

(i) to delegate to the board the authority for a period of 26 months to increase the Company’s share capital by issuing, with preemptive subscription rights, shares and other securities giving right to the Company’s share capital, up to a maximum amount of € 45,000,000,

(ii) to delegate to the board the authority for a period of 26 months to increase the Company’s share capital by issuing, without preemptive subscription rights, shares and other securities giving right to the Company’s share capital, up to a maximum amount of € 33,000,000,

(iii) to delegate to the board the authority for a period of 26 months to increase the Company’s share capital through the incorporation of reserves, profits, share premiums or any other amounts that may be capitalized up to a maximum amount of € 33,000,000,

(iv) to authorize the board of directors for a period of 26 months to increase the capital in favor of employees of the Company or the companies of the Group, with corresponding waiver of preemptive subscription rights up to a maximum amount of € 2,000,000 and

(v) to authorize the board of directors for a period of 26 months to allocate existing ordinary shares or ordinary shares of the Company to be issued, free of charge in an amount of up to 0.4% of the Company’s share capital, i.e., one million shares as at the date of this extraordinary general shareholders’ meeting.

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

Preemptive Subscription Rights

According to French law, if the Company issues securities for cash giving right either immediately or at a later date to subscribe to the Company’s new shares, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive subscription rights require the Company to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of the Company by means of a cash payment or a settling of cash debts. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting of shareholders may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the board of directors and the Company’s independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by French law. The shareholders may also decide at an extraordinary general meeting of shareholders to give the existing shareholders a non-transferable priority right (délai de priorité) to subscribe to the new securities, during a limited period of time. Shareholders may also notify the Company that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

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

French law states that shares held by any non-French resident may be held on the shareholder’s behalf in a collective account or in several individual accounts by the intermediary.

According to French law, the intermediary must declare his position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of shares recorded in the collective account or in several individual accounts by an intermediary will be represented in the general shareholders’ meetings by this intermediary.

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

Requirements for Holdings Exceeding Certain Percentages

French law provides that any individual or entity, acting alone or in concert with others, that becomes the owner of, directly or indirectly, more than one-twentieth, one-tenth, one-fifth, one-third, one-half or two-thirds of the outstanding shares or the voting rights of any French company or that increases or decreases its shareholding or voting rights above or below any of these thresholds, must notify such company within five trading days of exceeding or falling below such level. The individual or the entity must also notify the AMF, within five trading days of such date, of the number of equity securities it holds and the voting rights attached thereto. The AMF then makes this information public.

French law imposes additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a company listed on a regulated market. These persons must file a report with the company and the AMF within ten trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The AMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of other shareholders. Upon any changes of intention, it must file a new report. These requirements also apply to registered intermediaries who hold shares on behalf of shareholders who are not French residents.

Under the regulations of the AMF, subject to limited exemptions, any person or persons acting in concert who come to own more than 33 1/3% of the share capital or voting rights of a French-listed company must initiate a public tender offer for the balance of the share capital and for the balance of the securities giving access to the share capital of such company.

In addition, the Company’s bylaws provide that any individual or entity acting alone or in concert who holds a fraction equivalent to 0.5% or any multiple thereof of the voting rights outstanding at any time must, within five trading days of reaching such threshold, notify the Company of the total number of shares or securities giving access to the capital and the total number of voting rights that he or she holds thereof by registered letter incorporating a proof of delivery slip.

Pursuant to the Company’s bylaws, this declarative obligation is also required of the intermediary registered on behalf of the owners of shares which do not have their domicile in the French territory. According to the Company’s bylaws, in the event of the failure to comply with this notification requirement, and upon the request of any holder or holders of 5% or more of the voting rights, such non-complying shareholder will be deprived of its voting rights in excess of the fraction which should have been declared for a period of two years following its compliance with the notification requirements.

In order to permit the shareholders or intermediaries to give the notice required by law, the Company must publish in the BALO information with respect to the total number of voting rights as of the date of the annual general meeting of shareholders not later than 15 calendar days after such meeting. In addition, if the number of voting rights changes by 5% or more between two ordinary general meetings of shareholders, the Company is required to publish in the BALO, within 15 calendar days of such change, the number of voting rights and provide the AMF with a written notice. This information is made public by the AMF pursuant to its regulations. In order to facilitate compliance with the notification requirements provided for under French law, a holder of ADSs may deliver any such notification to the Depositary with respect to shares represented by ADSs and the Depositary shall immediately forward such notification to the Company and the AMF.

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

Purchase by the Company of its Own Shares

In accordance with French law, the Company may not subscribe for its own shares. However, pursuant to the European regulations, French law and the AMF’s regulations, the Company may, either directly or through a financial services intermediary (prestataire de services d’investissement) purchase its own shares in an amount of up to 10% of its share capital in connection with a share repurchase program prospectus (note d’information) that receives a visa of the AMF either 15 days before a shareholders’ meeting or immediately after the board of directors implements such a program.

The Company may not repurchase an amount of shares that would result in the Company’s holding, directly or through a person acting on the Company’s behalf, more than 10% of the Company’s outstanding share capital, or if the Company has different classes of shares, 10% of the shares in each class.

According to the Company’s share repurchase program prospectus that received the visa of the AMF on March 18, 2005, the purposes of the share repurchase program are the following:

•	the allocation of options for the purchase of shares to the employees and officers,

•	the free allocation of shares to employees and/or officers,

•	the delivery of securities upon the exercise of rights attached to securities giving right to share capital,

•	the delivery of shares for payment or exchange notably in regards to acquisitions,

•	the cancellation of shares to adjust the Company’s financial structure, and

•	market making in the secondary market or the liquidity of the Groupe Danone shares by a financial services intermediary (prestataire de services d’investissement) pursuant to a liquidity agreement.

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

The general shareholders’ meeting of April 11, 2003 authorized the board of directors for a period of 18 months to repurchase and dispose of up to 18,000,000 of the Company’s shares at a maximum purchase price of € 100 and a minimum sale price of € 60. This share repurchase program is described in the share repurchase program prospectus (note d’information) which received approval (visa) no. 03-139 of the AMF on March 10, 2003.

This authorization was replaced by a new authorization of 18 months granted by the general shareholders’ meeting of April 15, 2004, to repurchase and dispose of up to 18,000,000 of the Company’s shares at a maximum purchase price of € 100 and a minimum sale price of € 60. This share repurchase program is described in the share repurchase program prospectus (note d’information) which received approval (visa) no. 04-137 of the AMF on March 9, 2004.

Pursuant to the authorizations granted by the shareholders at the general meeting of shareholders on April 11, 2003 and on April 15, 2004, the Company completed share repurchases during 2004 as detailed in “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

The Company’s board of directors will submit to the next general shareholders’ meeting, which will be held on April 22, 2005, a resolution to authorize the Company’s board of directors to repurchase and dispose of up to 18,000,000 of the Company’s shares at a maximum purchase price of € 100 and a minimum sale price of € 60. This share repurchase program is described in the share repurchase program prospectus (note d’information) which received approval (visa) no. 05-161 of the AMF on March 18, 2005.

At February 28, 2005, the Company held, directly or indirectly, 18,104,339 shares (17,328,719 at December 31, 2004) of which 9,067,544 were for share option purchase plans granted to management of the Group, 4,027,856 were to serve the Company’s equity-linked notes and a portion of the Company’s convertible bonds, 1,250,379 were held for cancellation and 876,500 related to expired shares purchase options.

Cancellation of Shares and Capital Decreases Following Share Repurchases

The extraordinary general meeting of shareholders of April 11, 2003 granted an authorization to the board of directors for 24 months to cancel shares repurchased in the context of a share repurchase program and decrease the share capital subject to a limit of 10% of the existing share capital on the day of the meeting. Pursuant to this authorization, 2,600,000 shares were cancelled on February 10, 2004, which reduced the capital by € 1.3 million.

The Company may not repurchase an amount of shares that would result in the Company’s holding, directly or through a person acting on the Company’s behalf, more than 10% of the Company’s outstanding share capital, or if the Company has different classes of shares, 10% of the shares in each class.

The board of directors will submit to the next general shareholders’ meeting, which will be held on April 22, 2005, a resolution to authorize the board of directors to reduce the Company’s share capital by cancelling the shares previously purchased through a share repurchase program and up to 10% of the share capital in any 24-month period. If passed, this resolution will be granted for a 24-month period and will void and replace any previous authorization granted to the board of directors to reduce the share capital through the cancellation of shares.

Trading by the Company in its Own Shares

Pursuant to the regulations of the European Union and the AMF, the Company may not trade in its own shares for the purpose of manipulating the market. Pursuant to these regulations, there are certain requirements for trades by a company to be considered valid:

•	the issuer may not, when executing trades under a share repurchase program, purchase shares at a price higher than the highest price of the last independent trade or the highest current independent bid on the trading venues where the purchase is carried out;

•	when the issuer carries out the purchase of its own shares through derivative financial instruments, the exercise price of such derivative financial instruments shall not be above the higher of the price of the last independent trade or the highest current independent bid;

•	the issuer may not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is to be based on the average daily volume traded in the month preceding the month of public disclosure of the program and fixed on that basis for the authorized period of the program. Where the program makes no reference to that volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase.

In addition, in order to benefit from the exemption provided by the regulations of the European Union and the AMF, a company shall not, during its participation in a share repurchase program, engage in the following trading:

•	selling of its own shares during the life of the program;

•	trading where the company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities;

•	trading during a 15-day period before the date on which the company makes its consolidated, annual and intermediary accounts public.

However, these requirements do not apply if:

•	the issuer has in place a time-schedule share repurchase program; or

•	the share purchase program is lead-managed by an investment firm or a credit institution which makes its trading decisions in relation to the issuer’s shares independently of, and without influence by, the issuer with regard to the timing of the purchases.

Pursuant to the General Regulation of the AMF and its instructions, the Company must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a press release posted on the AMF’s website, no later than the seventh trading day following the date of execution of any such transactions.

In addition, as the case may be, the Company will disclose, at least once a month, specified information regarding transactions.

Exchange Controls

Ownership of ADSs or Shares by Non-French Residents

Under French law, there is no limitation on the right of non-French residents or non-French shareholders to own or, when applicable, to vote securities of a French company.

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable (prior authorization) prior to acquiring a controlling interest in a French company.

However, pursuant to the French Decree no. 2003-196 of March 7, 2003, the acquirer/investor must file a déclaration administrative (administrative notice) with French authorities in connection with certain cases of foreign investments, direct investments and indirect foreign investments in any French company. Under existing administrative rulings, ownership of more than 33.33% of a French company’s share capital or voting rights is regarded as a direct investment subject to a déclaration administrative.

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

If a share transfer is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% (1.1% from 2006 on) registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of € 3,049 per transfer, or € 4,000 from 2006 on), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

Taxation of Dividends

In France, dividends are paid out of after-tax income. French residents who received dividends from French companies in 2003 were generally entitled to a tax credit known as the avoir fiscal.

Pursuant to the French Budget Law for 2004 (no. 2003-1311 dated December 30, 2003), French non-individual shareholders will not be entitled, as of January 1, 2005, to use the avoir fiscal received with respect to distributions paid in 2004. French individual shareholders will not be entitled to the avoir fiscal with respect only to distributions paid from 2005 on. However, French individual shareholders will be entitled, with respect to dividends paid as of January 1, 2005, to a new tax credit equal to 50% of the dividend paid, capped at € 230 or, as the case may be, € 115, depending on the marital status of the individual shareholder. Non-individual shareholders are not entitled to this newly implemented tax credit.

Dividends paid by the Company to French individual residents in 2004 will generally carry an avoir fiscal equal to 50% of the distribution that may be used by such holders in 2005. French non-individual shareholders will not be entitled to use in 2005 any avoir fiscal attached to distributions made by the Company in 2004.

Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the French tax credits (i.e., the avoir fiscal until 2004, and from 2005 on, the new tax credit).

Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax or, in the case of certain tax treaties, be eliminated.

Certain tax treaties further provide for a refund of the avoir fiscal or similar tax credit to certain non-residents.

Generally, when a treaty does not provide for the refund of the avoir fiscal, or when a shareholder, while entitled to the benefits of a treaty is not entitled to the refund of the avoir fiscal, such shareholder may claim a refund of the précompte (tax of 50% of dividends carrying an avoir fiscal paid by French companies on dividends paid out of profits which have not been taxed at the ordinary income tax rate or which have been earned and taxed more than five years before the distribution).

The following countries and Territoires d’Outre-Mer and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally reducing the withholding tax rate to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax), to the extent, however, that the avoir fiscal is available.

Australia	India	Mexico	Switzerland
Austria	Israel	Namibia	Togo
Belgium	Italy	Netherlands	Turkey
Bolivia	Ivory Coast	New Zealand	Ukraine
Brazil	Japan	Niger	United Kingdom
Burkina Faso	Latvia	Norway	United States
Canada	Lithuania	Pakistan	Venezuela
Estonia	Luxembourg	Senegal	Territoires d’Outre-
Finland	Malaysia	Singapore	Mer and Other:
Gabon	Mali	South Korea	Mayotte
Ghana	Malta	Spain	New Caledonia
Iceland	Mauritius	Sweden	Saint-Pierre et Miquelon

Dividends paid in 2004.    If a shareholder is entitled to the benefits of a treaty that provides for the refund of the avoir fiscal, such shareholder may have been subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty (subject to certain filing formalities) rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, if the shareholder established entitlement to such reduced rate before the date of payment.

Furthermore, if a shareholder is entitled to a refund of the avoir fiscal under the relevant tax treaty, such shareholder can claim such refund on distributions made by the Company in 2004, only to the extent that the shareholder is an individual and files a claim before January 1, 2006.

Finally, any précompte paid in cash by the Company in 2004, should be refunded to a shareholder if such shareholder is entitled to such refund under the relevant tax treaty, provided, however, that the claim for such refund was filed before January 1, 2005.

Dividends to be paid from 2005 on.    As to dividends to be paid from 2005 on to non-residents benefiting from the provisions of a tax treaty (regardless of whether the treaty provides for the refund of the avoir fiscal), they should generally continue to be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such tax treaty (rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate), provided, however, that these non-residents establish their entitlement to such reduced rate before the date of payment by providing a certificate (the Simplified Certificate) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If a non-resident has not filed the Certificate before the dividend payment date, the Company will withhold French withholding tax at the rate of 25%. Such non-resident may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the relevant form before December 31 of the second year following the year during which the dividend was paid.

However, the French tax authorities have not issued guidelines yet to confirm whether non-resident individual shareholders that benefit from a tax treaty which provides for the refund of the avoir fiscal will be entitled to the refund of the new tax credit described above with respect to distributions paid from 2005 on.

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

Taxation of U.S. Investors

The following is a general summary of the material U.S. federal income tax and French tax consequences to U.S. Holders. A “U.S. Holder” is a beneficial owner of one or more shares or ADSs (a) who owns (directly, indirectly or by attribution) less than 10% of the share capital or voting power of the Company; (b) who is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust; (c) who is entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994, and any protocols thereto (the “Treaty”) under the “Limitation on Benefits” article of that Treaty; (d) who holds the shares or ADSs as capital assets and (e) whose functional currency is the U.S. dollar.

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

Special rules may apply to U.S. expatriates, insurance companies, tax-exempt entities, banks, regulated investment companies, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding the shares or ADSs as part of a straddle, hedging or conversion transaction, and persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation. Those special rules are not discussed below. Because this is a general summary, Holders are advised to consult their tax advisors concerning the specific U.S. federal, state and local tax consequences relating to the ownership and disposition of shares and ADSs applicable in light of their particular situations, as well as any consequences arising under the laws of any other relevant taxing jurisdiction.

This summary is based upon applicable United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), final, temporary and proposed Treasury Regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, the Treaty, French laws, and the practice of the French tax authorities, all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. The statements of United States and French tax laws set forth below assume that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. Further information as regards French taxation may be found under “Item 10. Additional Information—Taxation—French Taxation.”

Taxation of Dividends

Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to such U.S. Holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that such Holder establishes before the date of payment that such Holder is a resident of the United States under the Treaty in accordance with the procedures described below.

Dividends paid in 2004.    Subject to certain conditions and filing formalities, an individual U.S. Holder would also be entitled to a payment equal to the avoir fiscal (net of the 15% withholding tax with respect to dividends paid in 2004 by the Company, if he or she attests that he or she is subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend (an “Eligible U.S. Holder”).

U.S. Holders, other than Eligible U.S. Holders, are no longer entitled to the refund of the avoir fiscal in respect of dividends paid in 2004. In particular, certain entities (U.S. Pension Funds and certain other tax-exempt entities) that could benefit from a partial transfer of the avoir fiscal with respect to dividends paid until December 31, 2003 are no longer entitled to their partial avoir fiscal with respect to dividends that the Company paid as of January 1, 2004.

Such U.S. Holders who are not Eligible U.S. Holders should nonetheless be entitled to the refund of any précompte tax paid in cash by the Company with respect to dividends paid in 2004, subject to certain formalities described below.

Generally, dividends paid to an Eligible U.S. Holder in 2004 were subject to the reduced withholding tax rate of 15% at the time the dividend was paid if (i) such Holder duly completed and provided the French tax authorities with Treasury Form RF1 A EU-No. 5052 (the “Form”) before the date of payment of the relevant dividend or (ii) if completion of the Form was not possible prior to the payment of dividends, such Holder duly completed and provided the French tax authorities with a certificate (the “Certificate”) stating that (a) such Holder was a U.S. resident as defined pursuant to the provisions of the Treaty, (b) such Holder’s ownership of the ADSs or shares was not effectively connected with a permanent establishment of fixed base in France, (c) such Holder owned all the rights attached to the full ownership of the ADSs or shares, including, but not limited to, dividend rights, (d) such Holder met all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal, and (e) such Holder claimed the reduced rate of withholding tax and payment of the avoir fiscal. Holders of ADSs may provide the Form or the Certificate to the Depositary provided that the Depositary was given sufficient time to file such Form or Certificate with the French tax authorities before the date of payment.

Dividends paid in 2004 to a U.S. Holder that was not entitled to the avoir fiscal (i.e., not an Eligible U.S. Holder) but was entitled to the reduced rate of withholding tax, were subject to French withholding tax at the reduced rate of 15%; provided, however, that such Holder filed French Treasury Form RF1 B EU-No. 5053 with the French tax authorities before the date of payment of the dividends.

If a U.S. Holder had not filed a completed Form or, where applicable, the Certificate, before the dividend payment date, the Company withheld French withholding tax at the rate of 25%. Such Holder may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Form before December 31 of the second year following the year during which the dividend was paid.

Please note that an Eligible U.S. Holder that had not filed a completed Form or Certificate before the dividend payment date may claim the avoir fiscal attached to dividends paid by the Company in 2004 only until December 31, 2005 by completing and providing the French tax authorities with the Form. Please note further that U.S. Holders other than Eligible U.S. Holders may obtain a refund of the précompte attached to dividends paid by the Company in 2004 if they have filed Treasury Form RF1 B EU 5053 prior to January 1, 2005.

In all cases, any avoir fiscal is generally paid to Eligible U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid.

Dividends to be paid from 2005 on.    Dividends paid from 2005 on to U.S. Holders benefiting from the reduced rate of the dividend withholding tax under the Treaty may be subject immediately to the 15% withholding tax rate upon payment of the dividends if the U.S. Holder provides before the dividend payment date a simplified certificate (the ”Simplified Certificate”) based on the draft provided by the French tax authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If a U.S. Holder entitled to a reduced withholding tax rate does not file a completed Simplified Certificate before the dividend payment date, the Company will withhold the French withholding tax at the rate of 25%. Such U.S. Holder may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Treasury Form RF1 A EU-No. 5052 (or any other form that may replace such Treasury Form) before December 31 of the second year following the year during which the dividend is paid.

The Form or, where applicable, the Certificate, or Simplified Certificate, together with their respective instructions, are provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary and are also available from the United States Internal Revenue Service (the “IRS”). The Depositary shall arrange for the filing with the French tax authorities of all Forms, Certificates or Simplified Certificates, as the case may be, provided that they are completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time.

For U.S. federal income tax purposes, the gross amount of any dividend (including the related avoir fiscal or the French tax credit paid to a U.S. Holder, including any French withholding tax thereon) will be included in gross income as ordinary dividend income on the date each such payment is actually or constructively received (which, in the case of a U.S. Holder of ADSs, will be the date of receipt by the Depositary). Corporate U.S. Holders will not be eligible for the dividends received deduction in respect of dividends paid by the Company. Dividends generally will constitute foreign source “passive income” or (in the case of certain U.S. Holders) “financial services income” for foreign tax credit purposes. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” The amount of any dividend paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount calculated by reference to the spot rate in effect on the date such dividend is includible in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who converts the euro amount into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder who does not convert euro into U.S. dollars on the date of receipt generally will have a tax basis in the euro amount equal to its U.S. dollar value on the date of receipt and generally will be required to recognize any exchange gain or loss realized on a subsequent conversion or other disposition of the euro amount, which will be treated as U.S. source ordinary income or loss. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%. If a U.S. Holder is an accrual method taxpayer, for taxable years beginning before 2005, it must translate French taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for French taxes relative to its U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method U.S. Holder may elect to treat French taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the IRS.

French withholding tax imposed at the Treaty rate of 15% on dividends paid by the Company and on any related payment of the avoir fiscal or French tax credit is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim foreign taxes paid in a particular year as an itemized deduction. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The United States Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax could be affected by future actions that may be taken by the United States Treasury. Each U.S. Holder is urged to consult its own tax advisor concerning whether the Holder is eligible for benefits under the Treaty, and whether, and to what extent, a foreign tax credit will be available.

For U.S. federal income tax purposes, the gross amount of the précompte (including any French withholding tax thereon) paid to a U.S. Holder generally will be includible in gross income as ordinary income. Such amount will constitute foreign source “passive income” or (in the case of certain Holders) “financial services income” for foreign tax credit purposes. As discussed above, for taxable years beginning January 1, 2007, précompte amounts generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” The amount of any précompte paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount on the date such précompte is includible in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who converts the euro amount into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder who does not convert the euro amount into U.S. dollars on the date of receipt generally will be required to recognize any exchange gain or loss realized on a subsequent conversion or other disposition of the euro amount, which will be treated as U.S. source ordinary income or loss.

Certain U.S. Holders (including individuals and some trusts and estates) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15% in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. The Company currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes. The United States Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of shares or ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual U.S. Holder of shares or ADSs is urged to consult its own tax advisor regarding the availability of the reduced dividend tax rate in light of its own particular situation and regarding the computation of its foreign tax credit limitation with respect to any qualified dividend income paid by the Company, as applicable.

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

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. The Company currently believes that it did not qualify as a PFIC for the 2004 taxable year for U.S. federal income tax purposes. If the Company were to become a PFIC in any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), the tax on distributions on its shares or ADSs and on any gain realized by a U.S. Holder upon the disposition of shares or ADSs may be less favorable than as described herein. Furthermore, dividends paid by the Company would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of shares or ADSs.

French Estate and Gift Taxes

Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” a transfer of shares or ADSs by gift or by reason of the death of a U.S. Holder will not be subject to French tax unless (i) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (ii) the shares or ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

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

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

Documents on Display

The documents referred to in this annual report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Investors can obtain information on the operation of the public reference facilities by calling the

Commission at 1-800-SEC-0330 or 1-202-942-8090. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services. Material filed by the Company with the SEC can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Subsidiary Information

Not applicable.

Risks Related to the Company’s ADSs

•	The ADSs trade in U.S. dollars. As the principal trading market for the shares underlying the ADSs is the Eurolist by Euronext™, where the shares trade in euro, the value of the ADSs will likely fluctuate as the U.S. dollar/euro exchange rate fluctuates. If the value of the euro decreases against the U.S. dollar, the price at which the ADSs trade will decrease. In addition, since any dividends that the Company may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of dividends received by holders of ADSs. See “Item 3. Key Information—Exchange Rate Information” above.

•	Under French law, shareholders have preferential subscription rights (droits préférentiels de souscription) to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. U.S. Holders of ADSs may not be able to exercise preferential subscription rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. If preferential subscription rights cannot be exercised by an ADS holder, Citibank N.A., as depositary, will, if possible, sell such holder’s preferential subscription rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the ADS holders’ interest in the Company will be diluted, and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preferential subscription rights.

•	In order to vote at shareholders’ meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a stockholders’ meeting into a blocked account established for that purpose by the depositary. Any ADSs transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the shareholders’ meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

•	The Company and the depositary may amend or terminate the deposit agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Danone uses interest rates and currency derivatives exclusively to hedge financial risks incurred in the normal course of its business. The hedging operations are taken in accordance with objectives and procedures established by management. The financing of all of the Group’s subsidiaries is centralized at the Group’s Financial Department, which uses financial instruments to reduce the total exposure faced by the Group resulting from interest rate fluctuations.

Considering the financial instruments to hedge the risks of interest rate fluctuations, a variation of 100 basis points of the short-term rates (Euribor 3 months) would have the following impact, on the basis of the Group’s net debt, which was € 1.4 billion at December 31, 2004:

•	in the event of an increase of 100 basis points, the actual interest rate on the net debt would increase 9 basis points, which would result in an increase in financial expenses of approximately € 1 million; and

•	in the event of a decrease of 100 basis points, the actual interest rate on the net debt would decrease 16 basis points, which would result in a decrease in financial expenses of approximately € 2 million.

The Group has implemented an organization enabling it to manage, in a centralized manner, all of its financial risks relating to liquidity, exchange rates, interest rates and credit risk. The Treasury Department, which is part of the Finance Department, is responsible for these risks and as a result has the special expertise and necessary tools (marketplace access, front and back offices) to act on the different financial markets in the most efficient and safest conditions. Furthermore, the organization and applied procedures are regularly evaluated by specialist teams at the Group’s head offices. Finally, a detailed monthly report is prepared and delivered to the Group’s General Management which may confirm the orientations chosen within the framework of the management strategies that were originally authorized.

Regarding interest rate exposure, the risk related to the Group’s consolidated net debt is monitored with the objective of minimizing costs and limiting in time the fluctuations relating to the volatility of interest rates by attaining the variable rates/fixed rates limits established by management.

As far as exposure to currency fluctuations is concerned, the objective is to hedge (i) on an annual budgetary basis the risks related to commercial transactions of the Group’s subsidiaries denominated in currencies other than their functional currency, which are characterized by a high recurrence from year to year, and (ii) the risks related to the net assets of certain subsidiaries and affiliates that operate in countries where the functional currency is not the euro.

Sensitivity to interest rate fluctuations

The main instruments used to reduce interest rate exposure are interest rate swaps, caps, floors and swaptions contracts negotiated with major financial institutions. See Note 25 to the Consolidated Financial Statements for the nominal amount, maturity date and market value information of these instruments at December 31, 2002, 2003 and 2004. Information about the weighted average interest rate of debt is disclosed in Note 16 to the Consolidated Financial Statements.

The tables below provide an indication of the estimated future and significant cash flows from (i) market risk sensitive instruments exposed to changes in interest rates held by Danone at December 31, 2004, and (ii) the related hedged assets and liabilities (i.e., the Group’s consolidated net debt) existing on the Group’s balance sheet at December 31, 2004. Such estimated cash flows are calculated based on applicable interest rates (TAM: 2.10%, T4M: 2.04%, EURIBOR 1 month: 2.13%, EURIBOR 3 months: 2.16% and the interest rates applicable in countries other than France) and currency exchange rates at December 31, 2004.

Expected cash flows from the existing interest rate instruments at December 31, 2004 are shown below by maturity dates:

	2005	2006	2007	2008	2009	Subsequent to 2009
	(€ millions)
Interest rate swaps:
Euro:
• fixed rates:
— payable (average rate: 4.29%)	(20)	(14)	(7)	(1)	—	—
— receivable (average rate: 2.59%)	6	1	—	—	—	—
• variable rates:
— payable (EURIBOR 3 month and TAM rates)	(5)	(1)	—	—	—	—
— receivable (EURIBOR 3 month rate)	10	7	3	1	—	—
Other currencies:
• fixed rates:
— payable (average rate: 1.82%)	(5)	(5)	(3)	(1)	—	—
• variable rates:
— receivable	5	4	2	—	—	—

Expected interest cash flows from the assets and liabilities existing on the Group’s balance sheet at December 31, 2004 and hedged in part by the above-mentioned instruments are shown below by maturity dates. Expected net debt repayments and proceeds from the sales of marketable securities are not reported below.

	2005	2006	2007	2008	2009	Subsequent to 2009
	(€ millions)
Convertible bonds (fixed rate: 1.2%)	(8)	(8)	—	—	—	—
Long-term debt
• fixed rates (average rate: 5.6%)	(4)	(3)	(2)	(1)	(1)	—
• variable rate (EURIBOR 3 months)	(51)	(38)	(26)	(9)	(4)	(5)
• variable rate (other)	(12)	(10)	(8)	(4)	(2)	—
Cash and cash equivalents, net of short-term debt and bank Overdrafts
• fixed rates (average rate: 1.2%)	(2)	—	—	—	—	—
• variable rate (EURIBOR 1 month)	2	—	—	—	—	—
Marketable securities (EURIBOR 1 month)	44	39	32	15	8	—

Sensitivity to currency fluctuations

The Group’s policy with respect to fluctuations in exchange rates is to calculate periodically its net foreign currency exposure and to use derivatives to reduce this exposure. The main instruments are forward exchange contracts, options, currency swaps, and cross-currency swaps entered into with major financial institutions. See Note 25 to the Consolidated Financial Statements for the nominal amount and market value information of these instruments at December 31, 2002, 2003 and 2004.

The table below provides an indication of the estimated future cash flows from the existing currency hedging instruments at December 31, 2004, shown by maturity dates, and by nature of the hedged transactions, whether anticipated commercial transactions or financial transactions and net investments in foreign currencies. These cash flows are determined based on the applicable currency rates.

	2005	2006	Subsequent to 2006
	(€ millions)
Anticipated commercial transactions
Forward purchases of:
• British pound	(26)	—	—
• Hong Kong dollar	(34)	—	—
• Polish zloty	(67)	—	—
• U.S. dollar	(35)	(1)	—
• Other currencies	(23)	(1)	—
Forward sales of:
• British pound	179	29	—
• Mexican peso	62	—	—
• Canadian dollar	46	1	—
• U.S. dollar	52	7	—
• Japanese yen	64	23	—
• Swiss franc	22	5	—
• Czech crown	12	—	—
• Hungarian forint	22	—	—
• Australian dollar	27	—	—
• Other currencies	44	—	—
Financial transactions and net investments
Forward purchases of:
• Singapore dollar	(94)	—	—
• British pound	(46)	—	—
• Japanese yen	(71)	(36)	(46)
• U.S. dollar	—	(22)	—
• Other currencies	(7)	—	—
Forward sales of:
• Japanese yen	—	—	213
• Canadian dollar	—	—	140
• British pound	88	—	—
• Czech crown	11	2	44
• Mexican peso	10	—	39
• Chinese yuan	7	7	344
• Polish zloty	3	3	43
• Russian ruble	2	26	—
• South African rand	12	2	22
• Indonesian rupee	3	32	—
• Other currencies	2	—	—

Cash flow is reported with respect to currency options when these options are in the money at December 31, 2004.

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

PART III

Item 15.    Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

There were no significant changes in the Company’s internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date the Company’s Chief Executive Officer and Chief Financial Officer completed their evaluation.

Item 16. [Reserved]

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

Item 16C.    Principal Accountant Fees and Services

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to the Group in 2003 and 2004.

	PricewaterhouseCoopers
	Fee Amount		Percentage of Total Fees
	2003	2004	2003	2004
	(in millions of euro, except percentages)
Audit Fees(1)	4.6	4.2	37%	56%
Audit-related Fees:(2)
Due diligence procedures	5.9	1.7	48%	23%
Tax Fees(3)	1.8	1.6	15%	21%
All Other Fees(4)	0.0	0.0	0%	0%

Total	12.3	7.5	100%	100%

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements or that are traditionally performed by the external auditor, and include due diligence related to acquisitions, accounting assistance and audits in connection with proposed or completed acquisitions or disposals.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.
(4)	All Other Fees include fees billed for environmental, sustainability and corporate social responsibility advisory services; training; and forensic accounting.

Groupe Danone has two statutory auditors as required by French law, PricewaterhouseCoopers Audit and Mazars & Guérard. Fees for Mazars & Guérard were € 2.2 million in 2003 and € 2.4 million in 2004.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee is responsible for approving all audit, audit-related, tax and other non-audit services. Each year, the statutory auditors provide the Audit Committee with an estimate of fees for anticipated audit and permitted audit-related, tax and other non-audit services.

On this basis, the Audit Committee gives pre-approval for audit-related services when such services do not exceed € 500,000 individually and for permitted tax and other non-audit services when such services do not exceed € 500,000 in the aggregate. In addition, when it is expected that an audit-related service will exceed € 500,000 individually or that permitted tax and other non-audit services will exceed € 500,000 in the aggregate, the Audit Committee must be informed and specifically pre-approve such situations.

During 2004, no Audit-Related Fees, Tax Fees or Other non-audit Fees provided to the Group by the statutory auditors were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share in euro
January 2004	2,162,134	65.81
February 2004	495,098	68.83
March 2004	441,870	66.94
April 2004	207,756	68.27
May 2004	—	—
June 2004	—	—
July 2004	—	—
August 2004	2,000	64.30
September 2004	—	—
October 2004	—	—
November 2004	—	—
December 2004	87,529	66.12

Total	3,396,387	66.55

January 2005	529,850	69.40
February 2005	633,000	73.74

Total	1,162,850	71.76

(1)	The general shareholders’ meeting of April 11, 2003 authorized the board of directors for a period of 18 months to repurchase up to 18,000,000 of the Company’s shares at a maximum purchase price of € 100. This share repurchase program is described in the share repurchase program prospectus (note d’information) which received approval (visa) no. 03-139 of the AMF on March 10, 2003. This authorization was replaced by a new authorization of 18 months granted by the general shareholders’ meeting of April 15, 2004, to repurchase up to 18,000,000 of the Company’s shares at a maximum purchase price of € 100. This share repurchase program is described in the share repurchase program prospectus (note d’information) which received approval (visa) no. 04-137 of the AMF on March 9, 2004. See “Item 10. Additional Information—Purchase by the Company of its Own Shares.”

Item 17.    Financial Statements

Not applicable.

Item 19.    Exhibits

1.1	Articles of Association of Groupe Danone, as of January 20, 2005.

*2.1	1.2% Convertible Bonds due 2007.

8.1	Subsidiaries of Groupe Danone (see Note 29 to the Consolidated Financial Statements).

10.1	Consent of PricewaterhouseCoopers Audit.

12.1	Certification of Franck Riboud, Chairman and Chief Executive Officer of Groupe Danone, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Emmanuel Faber, Senior Vice-President—Finance, Strategy and Information Systems of Group Danone, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Adoption of International Financial Reporting Standards.

*	The instrument is not filed as an exhibit, but Groupe Danone agrees to furnish the Securities and Exchange Commission with a copy upon request.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 15, 2005

GROUPE DANONE

By:	/s/ EMMANUEL FABER
	Name:	Emmanuel Faber
	Title:	Senior Vice-President—Finance, Strategy and Information Systems

GROUPE DANONE

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders of GROUPE DANONE

We have audited the accompanying consolidated balance sheets of GROUPE DANONE and its subsidiaries (together, the “Group”) as of December 31, 2004, 2003 and 2002 and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for each of the three years in the period ended December 31, 2004, all expressed in Euro. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2004, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 2 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS AUDIT

Paris, France

March 17, 2005

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31,
	Notes	2002	2003	2004
		(In millions of euro)
Net sales		13,555	13,131	13,700
Cost of goods sold		(6,442)	(5,983)	(6,369)
Selling expenses		(4,170)	(4,176)	(4,294)
General and administrative expenses		(964)	(977)	(997)
Research and development expenses		(133)	(130)	(131)
Other (expense) income	22	(256)	(261)	(204)

Operating income		1,590	1,604	1,705
Non-recurring items	3	458	(60)	(105)
Interest expense, net	23	(110)	(70)	(73)

Income before provision for income taxes and minority interests		1,938	1,474	1,527
Provision for income taxes	24	(490)	(488)	(457)

Income before minority interests		1,448	986	1,070
Minority interests		(182)	(184)	(189)
Share in net income of affiliates		17	37	(564)

Net income		1,283	839	317

PER SHARE INFORMATION (Note 1 and Note 13)

	Amounts in euro
	(except number of shares)
Number of shares used in calculating:
—basic earnings per share	263,700,262	254,583,270	250,671,990
—diluted earnings per share	274,482,258	263,196,496	257,882,844
Basic earnings per share	4.87	3.30	1.26
Diluted earnings per share	4.72	3.22	1.25

The notes on pages F-7 to F-62 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2002	2003	2004
ASSETS		(In millions of euro)
Property, plant and equipment	5	6,895	6,630	6,650
Less: accumulated depreciation		(3,903)	(3,896)	(3,968)

		2,992	2,734	2,682

Brand names	6	1,259	1,274	1,147
Other intangible assets, net	6	234	249	253
Goodwill, net	6	2,734	2,143	1,817

		4,227	3,666	3,217

Investments accounted for under the equity method	7	1,066	2,073	1,948
Investments in non-consolidated companies	8	634	766	213
Long-term loans	9	388	457	316
Other long-term assets		284	286	198

		2,372	3,582	2,675

Non-current assets		9,591	9,982	8,574

Inventories	10	592	571	603
Trade accounts and notes receivable	11	820	798	764
Other accounts receivable and prepaid expenses	11	775	648	554
Short-term loans		128	92	40
Marketable securities	12	2,801	1,763	2,200
Cash and cash equivalents		568	451	466

Current assets		5,684	4,323	4,627

Total assets		15,275	14,305	13,201

LIABILITIES AND STOCKHOLDERS’ EQUITY
Capital stock (par value € 0.50 per share; shares issued 2004: 268,095,520—2003: 269,950,986—2002: 274,670,244)		137	135	134
Additional paid-in capital		649	336	218
Retained earnings	13	6,568	7,113	7,122
Cumulative translation adjustments		(1,441)	(1,914)	(1,995)
Treasury stock		(826)	(846)	(902)

Stockholders’ equity		5,087	4,824	4,577

Minority interests		729	704	717
Convertible bonds	15	1,000	624	624
Long-term debt	16	3,092	3,547	2,990
Retirement indemnities, pensions and post-retirement healthcare benefits	17	272	259	277
Provisions and other long-term liabilities	18	492	361	403

Stockholders’ equity and non-current liabilities		10,672	10,319	9,588

Trade accounts and notes payable	19	1,516	1,586	1,659
Accrued expenses and other current liabilities	19	1,541	1,535	1,517
Short-term debt and bank overdrafts		1,546	865	437

Current liabilities		4,603	3,986	3,613

Total liabilities and stockholders’ equity		15,275	14,305	13,201

The notes on pages F-7 to F-62 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2002	2003	2004
		(In millions of euro)
Net income		1,283	839	317
Share of minority interests in net income of consolidated subsidiaries		182	184	189
Share in net income of affiliates		(17)	(37)	564
Depreciation and amortization		721	599	559
Dividends received from affiliates		30	32	45
Other		(621)	(157)	(46)

Cash flows provided by operations		1,578	1,460	1,628
(Increase) decrease in inventories		11	(15)	(68)
(Increase) decrease in trade accounts and other accounts receivable(1)		(109)	37	75
Increase (decrease) in trade accounts and other accounts payable		148	155	151
Changes in other working capital items		13	16	—

Net change in current working capital		63	193	158

Cash flows provided by operating activities		1,641	1,653	1,786

Capital expenditure		(603)	(543)	(526)
Purchase of businesses and other investments	4	(495)	(1,088)	(98)
Proceeds from sales of businesses and other investments	4	3,410	216	651
(Increase) decrease in long-term loans and other assets	4	(232)	(27)	131

Cash flows (used in) provided by investing activities		2,080	(1,442)	158

Increase in capital and additional paid-in capital		47	32	38
Purchases of treasury stock		(786)	(368)	(213)
Dividends		(404)	(432)	(456)
Increase (decrease) in long-term debt		(467)	603	(326)
Increase (decrease) in short-term debt		245	(1,122)	(536)
(Increase) decrease in marketable securities		(2,418)	1,032	(415)

Cash flows (used in) provided by financing activities		(3,783)	(255)	(1,908)

Effect of exchange rate changes on cash and cash equivalents		(83)	(73)	(21)

Increase (decrease) in cash and cash equivalents		(145)	(117)	15
Cash and cash equivalents at beginning of year		713	568	451

Cash and cash equivalents at end of year		568	451	466

Supplemental disclosures
Cash paid during the year:
—interest		105	95	105
—income tax		431	511	439

(1)	Including the impact of the securitization program (see Note 11).

The notes on pages F-7 to F-62 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(excluding minority interests)

	Number of shares*		In millions of euro
	Issued	Excluding treasury stock	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Treasury stock	Stockholders’ equity attributable to the Group
Balance as of December 31, 2001	282,066,854	269,375,496	141	1,150	5,560	(301)	(603)	5,947

Capital stock issues	1,003,390	1,003,390		45				45
Capital stock reduction	(8,400,000)	(8,400,000)	(4)	(546)				(550)
Net income for 2002					1,283			1,283
Dividends paid					(275)			(275)
Translation adjustments						(1,140)		(1,140)
Change in treasury stock		(3,395,220)					(223)	(223)

Balance as of December 31, 2002	274,670,244	258,583,666	137	649	6,568	(1,441)	(826)	5,087

Capital stock issues	680,742	680,742		32				32
Capital stock reduction	(5,400,000)	(5,400,000)	(2)	(345)				(347)
Net income for 2003					839			839
Dividends paid					(294)			(294)
Translation adjustments						(473)		(473)
Change in treasury stock		(726,874)					(20)	(20)

Balance as of December 31, 2003	269,950,986	253,137,534	135	336	7,113	(1,914)	(846)	4,824

Capital stock issues	744,534	744,534		38				38
Capital stock reduction	(2,600,000)	(2,600,000)	(1)	(156)				(157)
Net income for 2004					317			317
Dividends paid					(308)			(308)
Translation adjustments						(81)		(81)
Change in treasury stock		(515,267)					(56)	(56)

Balance as of December 31, 2004	268,095,520	250,766,801	134	218	7,122	(1,995)	(902)	4,577

*	after taking into account the two-for-one stock split that occurred on June 15, 2004.

As of December 31, 2004, the negative translation adjustments related to currencies in the euro zone amounted to € 206 million.

The notes on pages F-7 to F-62 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—Summary of significant accounting policies

A.    First application of new accounting rules

In December 2002, the “Comité de la Réglementation Comptable” (“CRC”) adopted Rule CRC 02-10 related to the depreciation and amortization of assets. This rule, which was amended by Rule CRC 03-07 in December 2003, is effective as from January 1, 2005 with an early adoption permitted as from January 1, 2002. The Group has not anticipated the adoption of this new rule, which would not have had a significant impact on its income statement or financial position.

In April 2003, the “Conseil National de la Comptabilité” (“CNC”) issued recommendation n° 2003-R.01 relating to the recognition and measurement principles of pensions and post-employment benefits. This recommendation is effective as from January 1, 2004 with an early adoption permitted as from January 1, 2003. The adoption of this recommendation as from January 1, 2004 did not have a significant impact on the Group’s income statement and financial position.

In October 2003, the CNC issued recommendation n° 2003-R.02 relating to the consideration of environmental matters in companies’ statutory and consolidated financial statements. This recommendation is effective as from January 1, 2004 with an early adoption permitted as from January 1, 2003. The adoption of this recommendation as from January 1, 2004 did not have a significant impact on the Group’s income statement and financial position.

In May 2004, CRC issued Rule CRC 04-03 relating to the modification of paragraphs 1002, 10052, 300 and 425 of Rule n° 99-02 dated April 29, 1999. This rule was subsequently completed by a position paper (n° 2004-D) issued by the emergency committee of the CNC, which states specific provisions regarding the consolidation of Fonds Communs de Créances and similar foreign entities. Rule CRC 04-03, which was adopted by the Group as from January 1, 2004, did not have any impact on its income statement and financial position.

In June 2004, the CNC issued position paper n° 2004-15 in relation to the definition, measurement and recognition principles of assets. This position paper is effective as from January 1, 2005. The Group has not anticipated the adoption of this text, which would not have had a significant impact on its income statement or financial position.

B.    Consolidation principles

The consolidated financial statements of GROUPE DANONE, its subsidiaries and affiliates (together, the “Group”), which were approved by the Board of Directors on February 10, 2005, have been prepared in accordance with French generally accepted accounting principles (“French GAAP”). Differences between accounting principles adopted by the Group under French GAAP and generally accepted accounting principles in the United States of America (“US GAAP”) are summarized in Note 2.

All subsidiaries in which the Group holds, directly or indirectly, a controlling interest are consolidated. Control over an entity is presumed when the Group has the capacity to govern the operating and financial policies of this entity, regardless of its controlling interest. Consequently, some entities in which the Group holds a percentage of control lower than 50% may be consolidated (see Note 29). All assets, liabilities and income statement items relating to subsidiaries are reflected in the Group’s consolidated financial statements, after elimination of intercompany balances and transactions. The minority interests in consolidated subsidiaries are excluded from stockholders’ equity and are presented in a separate caption in the consolidated balance sheet.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Affiliated companies in which the Group exercises, directly or indirectly, a significant influence are accounted for using the equity method. Under this method, the Group accounts for its proportionate share in the investee’s net income and net assets.

The Group does not use the pro-rata consolidation method considering that, in the rare situations where joint control exists, the application of such a method would not have a significant impact on the consolidated financial statements.

Investments in companies that meet the above-mentioned criteria but are not included in the scope of consolidation are reflected as investments in non-consolidated companies. The inclusion of such companies in the scope of consolidation would not have a significant impact on the consolidated financial statements.

In 2004, 173 companies were included in the scope of consolidation (2003: 165 and 2002: 152), out of which 146 were consolidated (2003: 138 and 2002: 129) and 27 were accounted for under the equity method (2003: 27 and 2002: 23). A list of the subsidiaries and equity affiliates that are included in the scope of consolidation as of December 31, 2004, as well as a list of the changes in the scope of consolidation that occurred in 2004, is presented in Note 29.

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

C.    Foreign currency translation

Transactions denominated in foreign currencies

At year-end, accounts receivable and accounts payable denominated in foreign currencies are translated into euro using year-end exchange rates, except when they are hedged against currency fluctuations, in which case they are translated into euro using the hedged exchange rate. Unrealized foreign exchange gains and losses on accounts receivable and payable denominated in foreign currencies are recognized in the income statement under the line item “Other (expense) income,” except those arising from (i) transactions of a long-term investment nature and (ii) financial debts denominated in foreign currencies that are used to hedge long-term investments denominated in the same currencies. Such unrealized gains and losses are reflected in stockholders’ equity, under the heading “Cumulative translation adjustments.”

Translation of financial statements of foreign operations

Financial statements of foreign operations are translated into euro as follows:

•	balance sheet items are translated using year-end exchange rates;

•	income statement items are translated using the average exchange rate for the year;

•	the resulting exchange differences, which are included in stockholders’ equity under the heading “Cumulative translation adjustments,” are recognized in the income statement when the related foreign investments are sold or liquidated.

Goodwill is translated into euro using year-end exchange rates, with the exception of goodwill related to the acquisition of subsidiaries in the euro zone, which is translated into euro using historical exchange rates.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Where the functional currency is not the local currency (highly inflationary countries like Turkey), the translation of the financial statements into euro differs from that described above: tangible and intangible assets, long-term investments and stockholders’ equity along with the related income statement items are translated into euro at the appropriate historical exchange rates. The exchange differences arising from the use of different exchange rates (historical exchange rates for some items and closing exchange rates for others) are recorded in the line “Other (expense) income” in the consolidated income statement.

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

Brands and other intangible assets

Acquired brands with a substantial and long-term sustainable value that are supported by advertising expenses and that have an indefinite useful life are recorded under the heading “Brand names” in the consolidated balance sheet.

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

Impairment reviews

Intangible assets (including goodwill) are reviewed for impairment at least annually and whenever events or circumstances indicate that they may be impaired. An impairment charge is recorded when the recoverable value of an intangible asset becomes durably lower than its carrying value.

The recoverable value of an intangible asset corresponds to the higher of market value and value in use. Value in use is assessed with reference to multiples of earnings or expected future discounted cash flows of the Cash Generating Unit (“CGU”) to which the asset belongs.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CGUs correspond to groups of subsidiaries that are included in the same reportable segment and that generate cash flows largely independent from those generated by other CGUs. Cash flows used to determine value in use are derived from the CGU’s business plans, which usually cover a period of five years. Future cash flows beyond that period are extrapolated using a perpetual growth rate that is specific to each CGU. Future cash flows are then discounted using a weighted average cost of capital that is specific to the countries where the CGU operates. Market value corresponds to the estimated net selling price that could be obtained by the Group in an arm’s length transaction.

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

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives as follows:

•	Buildings: 15 to 40 years;

•	Machinery and equipment: 6 to 15 years;

•	Others: 3 to 10 years.

Property, plant and equipment are reviewed for impairment when events or circumstances indicate that they may be impaired. An impairment charge is recorded when the recoverable value of an asset (or group of assets to which it belongs) becomes durably lower than its carrying value. Recoverable value corresponds to the highest between value in use and market value. Value in use is estimated on the basis of the discounted cash flows the asset (or group of assets) is expected to generate over its estimated useful life. Market value corresponds to the estimated net selling price that could be obtained by the Group in an arm’s length transaction.

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

F.    Investments in non-consolidated companies

Investments in non-consolidated companies are recorded at cost of acquisition (including direct costs associated with the acquisition, net of tax). An allowance is recorded when the recoverable value of a non-consolidated investment becomes durably lower than its carrying value. Recoverable value is determined based

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on a multi-criteria analysis, including market value, expected profitability and revalued net assets, after taking into account the effects of the ownership of such investments in terms of strategy and synergies with the Group’s existing activities. Dividends received from non-consolidated investments are recorded in the income statement of the year during which they are received.

G.    Inventories

Inventories are stated at the lower of cost or market value. Cost is primarily determined using the weighted average method.

H.    Marketable securities

Marketable securities are carried at the lower of cost or market value. As of December 31, 2004, 2003 and 2002, cost approximated market value.

I.    Cash and cash equivalents

Cash equivalents consist of highly liquid investments, debt instruments and deposits with a maturity of three months or less at the date of purchase. Cash equivalents are carried at cost, which approximates market value.

J.    Treasury stock

GROUPE DANONE’s capital stock held by the Company and its subsidiaries is reflected as a reduction in total stockholders’ equity under the heading “Treasury stock.” Treasury stock is measured at historical cost.

K.    Grants and subsidies

Investment subsidies are reflected in the balance sheet under the heading “Provisions and other long-term liabilities.” They are released to income (in the line item “Other (expense) income”) on a straight-line basis over the estimated useful lives of the related fixed assets.

Other grants and subsidies are recorded in the line “Other (expense) income” in the income statement of the year during which these grants are earned.

L.    Income taxes

Deferred income taxes are recorded for all temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except those differences that relate to:

•	goodwill;

•	acquired brand names, as these assets, although identifiable, cannot be sold separately.

Deferred taxes are calculated using the liability method, applying the last enacted income tax rates expected to be applicable when the temporary differences will reverse. Income taxes relating to the subsidiaries’ undistributed retained earnings are recorded when distribution of these retained earnings is expected in the foreseeable future.

Deferred tax assets are reserved for when it is more likely than not that these taxes will not be recovered.

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

N.    Provision for risks and liabilities

Provisions for identified risks and liabilities of uncertain timing or amount are recorded when the Group has a present obligation to a third party as a result of a past event and it is certain or probable that this obligation will result in a net outflow of resources for the Group.

O.    Financial instruments

The Group uses derivative financial instruments, mainly through specialized subsidiaries, for the purpose of managing its exposure to currency fluctuations, interest rate risks and changes in the prices of raw materials. As a policy, the Group does not enter into speculative or leveraged transactions, nor does the Group hold or issue financial instruments for trading purposes.

Revenue and expenses resulting from the use of these financial instruments are recorded in the income statement in the same manner as the underlying hedged items:

•	differences between interest receivable and interest payable as they relate to interest swaps are recorded as an interest expense over the life of the hedged item;

•	exchange gains and losses relating to derivative financial instruments used to hedge firm commitments or highly probable future transactions are recorded when the transaction occurs;

•	gains and losses relating to derivative financial instruments used to hedge net investments in foreign subsidiaries are recorded under the heading “Cumulative translation adjustments,” a component of stockholders’ equity. Such gains and losses are recorded in the income statement when the underlying investments are sold or liquidated;

•	Gains and losses relating to derivative financial instruments used to hedge future purchases of raw materials are recorded in the income statement at the date the purchases occur.

Derivative financial instruments that are not classified as hedging instruments are recorded at fair value at year-end, with realized and unrealized gains and losses recorded in the income statement.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

P.    Net sales

Net sales are recognized when title and risk of loss pass to the customers in accordance with customer purchase orders or sales agreements.

Net sales are stated net of trade discounts and customer allowances, except for trade support actions that are generally invoiced by customers, and which are treated as selling expenses.

If consideration given by the Group to its customers and resellers as part of these trade support actions were classified as a reduction of sales, rather than as selling expenses, net sales would have been reduced by € 1,007 million, € 1,081 million and € 1,125 million in 2002, 2003 and 2004, respectively.

Uncollectible accounts receivable are estimated and reserved for based on each subsidiary’s historical experience. The method used for determining such reserve has not changed over the last three years.

Q.    Advertising expenses

Advertising costs are expensed as incurred. They amounted to € 845 million, € 883 million and € 947 million in 2002, 2003 and 2004, respectively.

R.    Research and development costs

Research and development costs are expensed as incurred.

S.    Non-recurring items

Non-recurring items comprise significant items that, because of their unusual or non-recurring nature, cannot be viewed as inherent to the operating activities of the Group. They include, among others, capital gains and losses on disposals of subsidiaries, certain restructuring and integration costs and impairment charges of long-lived assets held by subsidiaries.

T.    Earnings per share

Basic earnings per share are based on the weighted average number of shares outstanding during the year after deducting GROUPE DANONE’s treasury stock held by the Company and its subsidiaries.

Diluted earnings per share are calculated in a similar manner, except that the number of shares is increased to take into account shares that could potentially be created (convertible bonds, options to subscribe or purchase shares) and net income is increased to take into account the related theoretical reduction in interest charges, net of tax.

U.    Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

V.    Reclassification

Certain amounts in the accompanying 2002 and 2003 financial statements may have been reclassified from previously issued financial statements to conform to the 2004 presentation.

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

A.    Description of main differences

The main differences between French GAAP and US GAAP, as they relate to the Group, are discussed in further detail below.

1.    Brand names and goodwill amortization

Under French GAAP, brand names acquired in a purchase business combination are not systematically amortized whereas goodwill is systematically amortized over a period that reflects, as fairly as possible, the assumptions, objectives and prospects existing at the date of acquisition. Brand names and goodwill are subject to impairment reviews at least annually. An impairment is recorded when the recoverable value appears to be durably less than the carrying value, where the recoverable value corresponds to the higher of value in use and net selling price.

Effective January 1, 2002, the Group adopted SFAS 142, Goodwill and Other Intangible Assets, for the purpose of this reconciliation. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful life and instead requires that goodwill and intangible assets with indefinite useful life be tested for impairment at least annually. As a consequence, goodwill amortization charges recorded in the Group’s financial statements (€ 92 million in 2004, € 97 million in 2003 and € 122 million in 2002) are reversed for the purpose of preparing this reconciliation.

Prior to the adoption of SFAS 142, the Group was applying APB 17, Intangible Assets, for the purpose of this reconciliation. Under APB 17, intangible assets such as brand names and goodwill had to be amortized over their estimated useful life, which could not exceed forty years. Up until the adoption of SFAS 142, brand names were amortized over a period of forty years.

Consequently, the net book value of goodwill and brand names under French GAAP differs from the net book value of goodwill and brand names under US GAAP. Additionally, impairment charges and capital gains or losses resulting from disposals of operations may be different under French GAAP and under US GAAP. Had US GAAP been applied, the impairment charge recorded in 2004 on the Group’s investments in the HOD water business would have been increased by € 9 million. Similarly, had US GAAP been applied, the capital loss recorded on the disposal of the Biscuits activities in the United Kingdom and Ireland would have been decreased by € 15 million.

2.    Goodwill relating to the acquisition of foreign subsidiaries

In the Group’s financial statements, goodwill relating to the acquisition of subsidiaries in the euro zone (relating to the acquisition of most foreign subsidiaries until 2000) is translated into euro using a historical exchange rate. Under US GAAP, goodwill is translated into euro using the closing exchange rate, with the

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

difference between the historical and the closing exchange rates being reflected in the “Cumulative translation adjustments” component of stockholders’ equity. As of December 31, 2004, this difference amounted to € 44 million (€ 45 million as of December 31, 2003 and € 45 million as of December 31, 2002).

In the Group’s financial statements, amortization of goodwill relating to subsidiaries acquired in the euro zone is computed based on the gross values of goodwill translated at the historical exchange rate. Under US GAAP, prior to the adoption of SFAS 142, the annual amortization charge was translated into euro using the average exchange rate for the year.

3.    Stock-based compensation

Up until January 1999, the Group granted to eligible employees stock options with exercise prices that were lower than the stock prices prevailing at the grant dates. As from January 1999, the exercise price of stock options equals the fair market value of the stock at grant date. In accordance with French GAAP, the Group did not record any compensation expense in relation to the discount granted to employees.

Under US GAAP, for the purpose of this reconciliation, the Group accounts for stock-based compensation under the recognition and measurement principles of APB 25, Accounting for Stock Issued to Employees. Accordingly, stock-based compensation cost relating to options granted prior to 1999 was recognized in the income statement over the vesting period, resulting in an additional charge of € 1.5 million in 2003 and € 0.2 million in 2002. No charge was recognized in 2004 as the stock options granted prior to 1999 were fully vested at the end of 2003.

4.    Investment in debt and equity securities

Under French GAAP, investments in debt and non-consolidated equity securities are recorded at their acquisition cost. An allowance is recorded when their recoverable value appears to be durably less than their carrying value. Recoverable value is determined based on a multi-criteria analysis, including fair value, expected profitability and revalued net assets. Unrealized gains and temporary unrealized losses are not recognized.

Under US GAAP, investments in debt and equity securities are classified into three categories: trading (used as part of a company’s cash management activities), held to maturity (company has a positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). The Group mainly holds available-for-sale equity securities. These securities are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in “Other Comprehensive Income,” a component of stockholders’ equity. Unrealized losses that are other than temporary are charged in the income statement. As of December 31, 2004, net unrealized gains amounted to € 31 million before tax (€ 69 million as of December 31, 2003 and € 65 million as of December 31, 2002).

5.    Deferred income taxes on brand names

Under French GAAP, deferred income taxes relating to brand names acquired in a purchase business combination are not recorded.

Under US GAAP, a deferred tax liability must be recorded on certain intangible assets acquired in purchase business combinations and goodwill must be increased by the same amount. Prior to SFAS 142, the deferred tax liability was released to the income statement as the related intangible asset was amortized.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Had US GAAP been applied, long-term deferred tax liabilities and goodwill would have been increased by € 222 million and € 228 million, respectively, as of December 31, 2004 (€ 241 million as of December 31, 2003 and € 252 million as of December 31, 2002). In addition, the reduction in the tax rate in France resulted in a tax income of € 5 million in 2004.

6.    Purchase accounting—Fair value

Under French GAAP, upon acquisition of a less than 100% owned subsidiary, the identifiable assets and liabilities are recorded at their fair values at the date of acquisition, and any minority interests are stated at the minority’s proportion of interest in the fair value of the identifiable assets and liabilities.

Under US GAAP, identifiable assets and liabilities are measured at their fair value at the date of acquisition to the extent of the Group’s interest in the assets and liabilities. The minority’s interest in the identifiable assets and liabilities is stated based on the pre-acquisition carrying amounts of these assets and liabilities. Consequently, under US GAAP, the minority’s interest in acquired brand names should be reversed, thus decreasing brand names and minority interest by € 138 million as of December 31, 2004 (€ 137 million as of December 31, 2003 and € 133 million as of December 31, 2002).

7.    Derivative financial instruments

Under French GAAP, derivative financial instruments that are treated as hedging instruments are not reflected in the balance sheet. Any gain or loss relating to those derivatives are deferred and recognized in the income statement in the period during which the underlying hedged items affect earnings.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivative financial instruments (including certain derivative instruments embedded in other contracts) be reflected in the balance sheet at fair value. When derivatives are designated as fair value hedges, changes in the fair value of both the derivatives and the hedged items are recognized in the income statement. When derivatives are designated as cash flow hedges, the effective portion of changes in their fair value is recorded in “Other Comprehensive Income”: this effective portion is recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are directly recognized in the income statement.

Had US GAAP been applied, net income would have been decreased by € 11 million in 2004 (net income would have been decreased by € 3 million in 2003 and net income would have been increased by € 23 million in 2002) and stockholders’ equity would have been decreased by € 8 million as of December 31, 2004 (stockholders’ equity would have been increased by € 2 million as of December 31, 2003 and € 13 million as of December 31, 2002).

8.    Restructuring costs

Under French GAAP, restructuring costs are recorded when a detailed restructuring plan has been decided upon by management and communicated to third parties. These restructuring costs include costs related to employee benefits, costs associated with the reduction of production lines and charges relating to impairments and disposals of assets.

Under US GAAP, certain employee benefits, such as relocation costs and transfer benefits (that were accrued for until December 31, 2001 under French GAAP), do not qualify as exit costs and must be expensed as incurred. For the purpose of this reconciliation, restructuring provisions were decreased, and net earnings increased, by € 8 million as of December 31, 2001. In 2002, these costs were charged to income when incurred.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.    Pension liability

Under US GAAP, SFAS 87, Employers Accounting for Pensions, requires that when the fair value of plan assets is lower than the Accumulated Benefit Obligation (“ABO”), the pension liability must be adjusted to reflect the difference. An equal amount must be recorded as an intangible asset or as a reduction in stockholders’ equity for the portion that exceeds the amount of unrecognized prior service cost.

Had US GAAP been applied, pension liabilities would have been increased by € 67 million as of December 31, 2004 (€ 59 million as of December 31, 2003 and € 60 million as of December 31, 2002) and stockholders’ equity would have been decreased by the same amount.

10.    Securitization program

In 2001, the Group entered into a securitization program with financial institutions to sell without recourse accounts receivable for a total amount of up to € 760 million (see Note 11). In the consolidated financial statements, the transferred receivables qualify for sale accounting and therefore are no longer included in the balance sheet. The cost of the securitization program is recorded as an interest expense.

This securitization program also qualifies for sale accounting under SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. However, under US GAAP, the cost of the securitization program would be reflected as an operating expense. Consequently, expenses amounting to € 15 million in 2004 (€ 17 million in 2003 and € 23 million in 2002) would have been reclassified from interest expenses to operating expenses.

11.    Comprehensive income

Comprehensive income is the term used to define all non-owner changes in stockholders’ equity. Comprehensive income is a concept that does not exist in French GAAP. Under US GAAP, comprehensive income includes net income and the following items:

•	additional paid-in capital related to compensation cost on shares issued to employees,

•	net unrealized gains/losses relating to available-for-sale securities,

•	changes in cumulative translation adjustments,

•	negative equity adjustments as an additional pension liability not yet recognized as net periodic pension cost,

•	effective portion of changes in the fair value of derivative instruments designated as cash flow hedges.

12.    Presentation differences—Exceptional items

Under French GAAP, exceptional items are excluded from operating income and presented on a separate line in the income statement. Under US GAAP, exceptional items are included in operating income or interest expense, net.

In 2004, the € 105 million exceptional items recorded in the French GAAP financial statements would have been reclassified in operating income for a total negative amount of € 210 million and in interest expenses, net for a total positive amount of € 105 million.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.    Presentation differences—Net sales and selling expenses

Under French GAAP, consideration given by a vendor to a customer or a reseller of the vendor’s products is usually recorded as promotional expenses within selling expenses. Under US GAAP, EITF 01-09, Accounting for consideration given by a vendor to a customer (including a reseller of the vendor’s products), requires that certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, be classified as a reduction of sales rather than as selling expenses when there is no separately identifiable and measurable benefit in exchange for the consideration. Based on the nature of the expenses incurred, the Group has determined that there is no separately identifiable and measurable benefit as described in EITF 01-09 associated with these expenses and therefore they are classified as a reduction of revenue.

Under US GAAP, consistently with EITF 01-09, net sales and selling expenses would be reduced by approximately € 1,166 million in 2004 (€ 1,120 million in 2003 and € 1,047 million in 2002). This reclassification has no impact on operating income or net income.

14.    Presentation differences—Cash flow statement

Under US GAAP, a subtotal “Cash flows provided by operations” would not be reflected in the cash flow statement.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

B.    Reconciling statements

Reconciliation of net income and determination of comprehensive income

The reconciliation of net income from French GAAP to US GAAP, together with the reporting of US GAAP comprehensive income, is as follows:

	Year ended December 31,
(All amounts in millions of euro except per share data)	2002	2003	2004
Net income under French GAAP	1,283	839	317
US GAAP adjustments:
1. Brand names and goodwill amortization	122	97	92
2. Brand names and goodwill impairment losses	(2)	—	(9)
3. Additional capital gain (or loss) on disposal under US GAAP	(7)	—	16
4. Compensation costs under stock option plans	—	(1)	—
5. Derivative instruments	36	(4)	(18)
6. Other	(4)	(10)	(7)

Net income with US GAAP adjustments before tax effect and minority interests	1,428	921	391
Tax effect of the above adjustments	(8)	2	8
Effect of the above adjustments on minority interests	—	—	—

Net income under US GAAP	1,420	923	399

Basic earnings per share under US GAAP	5.39	3.63	1.59
Diluted earnings per share under US GAAP	5.22	3.54	1.57

Net income under US GAAP, a component of comprehensive income	1,420	923	399
Other comprehensive income, net of tax:
• Additional paid-in capital related to compensation costs on shares issued to employees	—	1	—
• Change in net unrealized gains/losses on available-for-sale securities	(38)	18	(33)
• Change in cumulative translation adjustments	(1,221)	(477)	(82)
less: Reclassification adjustment for net gains/losses included in net income	141	—	—
Minimum pension liability	(17)	(1)	(2)
• Cash flows hedges	—	—	2

Other comprehensive income (loss) under US GAAP	(1,135)	(459)	(115)

Comprehensive income (loss) under US GAAP	285	464	284

As explained above, non-recurring items are excluded from operating income under French GAAP. Under US GAAP, certain non-recurring items should be included within operating income.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation between operating income under French GAAP and operating income under US GAAP can be presented as follows:

(In millions of euro)	2002	2003	2004
Operating income as reported in the consolidated income statement	1,590	1,604	1,705
Impairment of goodwill and other assets	(840)	—	(17)
Restructuring charges and integration costs	(119)	(75)	(62)
Beer capital gain	1,819	—	—
Domestic Water Retail USA capital loss	(322)	—	—
Other gains (losses) on disposals	(112)	13	(119)
Goodwill and brands amortization	115	84	70
Gains and losses on transfer of accounts receivable	(23)	(17)	(15)
Impact of derivative financial instruments	50	(21)	(2)
Other	—	2	(8)

Operating income under US GAAP	2,158	1,590	1,552

Reconciliation of stockholders’ equity

The reconciliation of stockholders’ equity from French GAAP to US GAAP is as follows:

(In millions of euro)	2002	2003	2004
Stockholders’ equity under French GAAP	5,087	4,824	4,577
US GAAP adjustments:
1. Brand names and goodwill amortization	(260)	(158)	(63)
2. Goodwill relating to the acquisition of foreign subsidiaries	(45)	(45)	(44)
3. Unrealized gains on available-for-sale securities	65	69	31
4. Derivative instruments	20	2	(12)
5. Minimum pension liability	(60)	(59)	(67)
6. Other	—	—	(4)
Tax effect of the above adjustments	(4)	6	21
Effect of the above adjustments on minority interests	33	32	33

Stockholders’ equity under US GAAP	4,836	4,671	4,472

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

US GAAP statement of changes in stockholders’ equity

(All amounts in millions of euro)
Balance as of December 31, 2001	5,554

Capital stock issues	45
Capital stock reduction	(550)
Dividends paid	(275)
Changes in treasury shares	(223)
Net income under US GAAP for 2002	1,420
Other comprehensive loss under US GAAP for 2002	(1,135)

Balance as of December 31, 2002	4,836

Capital stock issues	32
Capital stock reduction	(347)
Dividends paid	(294)
Changes in treasury shares	(20)
Net income under US GAAP for 2003	923
Other comprehensive loss under US GAAP for 2003	(459)

Balance as of December 31, 2003	4,671

Capital stock issues	38
Capital stock reduction	(157)
Dividends paid	(308)
Changes in treasury shares	(56)
Net income under US GAAP for 2004	399
Other comprehensive loss under US GAAP for 2004	(115)

Balance as of December 31, 2004	4,472

C.    Condensed balance sheets and income statements under US GAAP

Condensed balance sheets under US GAAP

The table below presents a condensed balance sheet under US GAAP as of December 31, 2002, 2003 and 2004:

(In millions of euro)	2002	2003	2004
Current assets	5,748	4,372	4,662
Non-current assets	9,512	9,983	8,623

Total assets	15,260	14,355	13,285

Current liabilities	4,643	4,022	3,650
Non-current liabilities	5,185	5,096	4,583
Minority interests	596	566	580
Stockholders’ equity	4,836	4,671	4,472

Total liabilities and stockholders’ equity	15,260	14,355	13,285

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed income statements under US GAAP

The table below presents a condensed income statement under US GAAP for the years ended December 31, 2002, 2003 and 2004:

(In millions of euro)	2002	2003	2004
Net sales	12,508	12,011	12,534
Operating expenses	(10,350)	(10,421)	(10,982)

Operating income	2,158	1,590	1,552

Interest expense, net	(92)	(48)	33
Provision for income taxes	(497)	(485)	(446)
Share in net income of affiliates	33	50	(551)
Minority interests	(182)	(184)	(189)

Net income	1,420	923	399

D.    Additional disclosures under US GAAP

Additional disclosures required by SFAS 115

As of December 31, 2004, the Group had held-to-maturity securities for a total amount of € 78 million (€ 76 million as of December 31, 2003). Those securities are reflected under the line item “Other long-term assets” in the consolidated balance sheet. As of December 31, 2003 and 2004, unrealized gains and losses relating to held-to-maturity securities were not material.

As of December 31, 2003 and 2004, most of the Group’s investments in non-consolidated companies were categorized as available-for-sale and the fair value of these securities could be detailed as follows:

	At December 31,
(All amounts in millions of euro)	2003	2004
Securities held by consolidated companies:
Cost	766	213
Gross unrealized gains(1)	94	47
Gross unrealized losses(1)	(25)	(16)

Estimated fair value	835	244

Securities held by entities accounted for under the equity method:
Group’s share in net unrealized gains	—	—

(1)	Stated before any tax effect.

As of December 31, 2004, the aggregate fair value of investments with unrealized losses amounted to € 40 million (€ 43 million as of December 31, 2003).

In 2004, proceeds received from disposals of available-for-sale securities and the related gains that were included in the income statement amounted to € 178 million and € 52 million, respectively (€ 122 million and € 15 million in 2003, respectively). The cost of securities sold usually corresponds to the average cost.

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

	Year ended December 31,
(Amounts in millions of euro, except per share data)	2002	2003	2004
Net income under US GAAP, as reported	1,420	923	399
Add: Compensation cost under APB 25	—	1	—
Deduct: Compensation cost under SFAS 123	(21)	(28)	(28)

Pro forma net income under US GAAP	1,399	896	371

Earnings per share under US GAAP(1):
• Basic, as reported	5.39	3.63	1.59
• Basic, pro forma	5.30	3.53	1.49
• Diluted, as reported	5.22	3.54	1.57
• Diluted, pro forma	5.14	3.39	1.47

(1)	Earnings per share for the years 2002 and 2003 have been restated to take into account the two-for-one stock split that occurred on June 15, 2004.

The fair value of the options granted in 2002, 2003 and 2004 were estimated for the purposes of SFAS 123 disclosure requirements using the Black-Scholes model. The valuations were based on the following weighted average assumptions:

	2002	2003	2004
Risk-free interest rate	3.1%	3.8%	3.7%
Expected life	6 years	6 years	6 years
Expected volatility	25.1%	23.3%	20.3%
Expected dividend yield	1.7%	1.9%	1.9%

The weighted average fair value of options granted in 2002, 2003 and 2004, taking into account the two-for-one stock split that occurred in 2004, was, respectively, € 15.1, € 16.8 and € 15.7 per option.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2004, there were 9,516,114 outstanding options, with a weighted average price of € 63.4. The following table summarizes information regarding outstanding and exercisable options as of December 31, 2004:

	Outstanding			Exercisable
	Number of options	Weighted average remaining life (years)	Weighted average exercise price (in euro)	Number of options	Weighted average exercise price (in euro)
Range of exercise price per share
From € 32 to € 52	948,204	1.7	43.6	948,204	43.6
From € 56 to € 65	3,692,530	4.5	59.6	1,947,780	59.8
From € 66 to € 78	4,875,380	5.7	70.1	2,967,300	71.9

Additional disclosures required by SFAS 133

The Group is exposed to certain market risks as part of its ongoing business operations and uses derivative financial instruments, where appropriate, to manage these risks.

Fair value hedges—In 2004, ineffectiveness resulting from fair value hedging activities was not material to the Group’s results of operations. All components of the derivatives’ gain or loss are included in the assessment of hedge effectiveness. In 2002, 2003 and 2004, there were no hedged firm commitments that no longer qualified as fair value hedges.

Cash flow hedges—The Group mainly hedges its forecasted sales in foreign currencies over a maximum period of fifteen months. In 2004, the interest component of currency forwards and options excluded from the assessment of hedge ineffectiveness represented a loss of € 1 million before tax. In addition, as of December 31, 2004, the net gains reported in cumulative translation adjustments amounted to € 11 million before tax. These gains will mostly be reclassified into earnings within the next twelve months. In 2004, there were no gains and losses reclassified into earnings as a result of the discontinuance of cash flow hedges.

Hedges of investments in foreign operations—As of December 31, 2004, the net gains included in the cumulative translation adjustments amounted to approximately € 31 million before tax.

Fair value of financial instruments—The carrying amounts and fair values of the Group’s financial instruments are presented in Note 25. Currency derivative financial instruments are mainly comprised of forward exchange contracts: their fair value is recorded in other accounts receivable and prepaid expenses. Interest rate derivative financial instruments are mainly comprised of interest rate swaps and options: their fair value is recorded either in long-term debt or in short-term debt.

The difference between net income under French GAAP and US GAAP was a loss of € 11 million in 2004 (a loss of € 3 million in 2003 and a profit of € 23 million in 2002). The loss is mainly due to changes in the fair value of derivatives that are not designated as hedges under SFAS 133.

Additional disclosures required by SFAS 141 and SFAS 142

Impairment tests

On July 1, 2001, the Group adopted SFAS 141, Business Combinations, for the purpose of this reconciliation. SFAS 141 requires that the purchase method of accounting be used for all business combinations

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

initiated after June 30, 2001. On January 1, 2002, the Group adopted SFAS 142, Goodwill and Other Intangible Assets, for the purpose of this reconciliation. SFAS 142 addresses the recognition of goodwill and intangible assets, the amortization of intangible assets with finite lives and impairment testing. It eliminates the amortization of goodwill and indefinite-lived intangible assets.

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

The Group performed its annual impairment testing of goodwill and indefinite-lived brands in the last quarter of 2004. Following this review, the Group has recorded a € 450 million impairment charge in relation to its investments in DS Waters LP and The Danone Springs of Eden BV, the Group’s activities in the HOD business in the United States and Europe, respectively.

In 2003, the annual impairment testing of goodwill and indefinite-lived brands did not result in the recognition of any impairment charge.

In 2002, as a result of changes occurring in the first half of the year in (i) the economic conditions prevailing in Latin America and other emerging markets and (ii) the competitive environment in certain packaged water markets, the Group conducted an impairment review of its goodwill and indefinite-lived brands. This review resulted in (i) impairment charges of approximately € 606 million being recorded with respect to subsidiaries’ goodwill and indefinite-lived brands and (ii) impairment charges of € 48 million being recorded with respect to equity affiliates.

Impairment losses recognized in 2002 were broken down as follows:

(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Other	Containers	Total Divisions
Impairment relating to consolidated subsidiaries	265	178	160	3	—	606
Impairment relating to equity method investees	41	7	—	—	38	86

Total impairment losses	306	185	160	3	38	692

The € 606 million impairment loss relating to consolidated subsidiaries comprised a € 586 million goodwill impairment loss and a € 20 million write-off of the Group’s Bagley brand in Argentina. The € 86 million impairment loss relating to equity method companies only comprised goodwill impairment charges.

Goodwill per segment

As of December 31, 2004, goodwill can be broken down as follows (per reporting segment):

(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Other	Total Divisions
Consolidated subsidiaries	259	841	1,010	123	2,233
Equity method investees	436	69	45	—	550

Total	695	910	1,055	123	2,783

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

E.    Effect of new accounting pronouncements

1.    Asset retirement obligations

In June 2001, the Financial Accounting Standards Board issued SFAS 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the Group recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The adoption of SFAS 143 by the Group on January 1, 2003 did not have any impact on its financial position and results of operations.

2.    Costs associated with exit or disposal activities

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supersedes EITF 94-3. It requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred, that is, when a present obligation to others is created, rather than when the Group commits to an exit plan. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 by the Group on January 1, 2003 did not have a material impact on its financial position and results of operations.

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

4.    Consolidation of variable interest entities

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, which addresses the consolidation by business enterprises of variable interest entities with certain characteristics. This Interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. This interpretation was revised in December 2003. The revised interpretation is effective for periods ending after December 15, 2003 for public entities that have interests in variable entities or special purpose entities. Application by public entities for all other types of entities is effective for periods ending after March 15, 2004. The adoption of Interpretation N° 46 by the Group did not have a material impact on its financial position and results of operations.

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

6.    Revenue recognition

In May 2003, the Emerging Issues Task Force issued EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with earlier adoption permitted. EITF 00-21 addresses the accounting of multiple-deliverable revenue arrangements and determines how the arrangement consideration should be measured, whether the arrangement should be divided into separate units of accounting and, if so, how the arrangement consideration should be allocated to the separate units of accounting. The adoption of EITF 00-21 by the Group did not have any impact on its financial position and results of operations.

7.    Share based payment

In December 2004, the Financial Accounting Standards Board issued SFAS 123 (revised 2004), Share Based Payment, which is a revision of SFAS 123, Accounting for Share-Based Compensation. SFAS 123 (R), which supersedes APB Opinion 25, Accounting for Stock Issued to Employees, requires all share-based payments to employees to be recognized in the financial statements based on their fair value. SFAS 123 (R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. The adoption of SFAS 123 (R) by the Group is expected to have an impact on its income statement of approximately € 28 million per year corresponding to the compensation cost for share based payments granted to employees.

NOTE 3—Non-recurring items

In 2004, non-recurring items mainly consisted of (i) a capital loss resulting from the disposal of the Group’s Biscuits activities in the United Kingdom (Jacob’s) and Ireland (Irish Biscuits), an earn-out on the disposal of the Group’s investment in BSN Glasspack, and capital gains on the disposal of other non-consolidated investments, (ii) restructuring costs mainly related to the Biscuits activities in South America and (iii) impairment charges on assets, which were calculated as described in Notes 1.D and 1.E.

In addition, exceptional items amounting to € 600 million are reflected under the line item “share in net income of affiliates.” These exceptional items consist of impairment charges and provision relating to the Group’s activities in the HOD water business in the United States and Europe (see Notes 7 and 18).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The non-recurring items impacted the different lines of the 2004 income statement as follows:

(In millions of euro)	Non-recurring items	Taxes	Minority interests	Share in net income of affiliates	Net income
Capital gains and losses	(9)	30	—	—	21
Integration and restructuring costs	(62)	15	4	—	(43)
Impairment charges	(34)	4	6	—	(24)
Provision and impairment charges relating to the HOD water activities	—	—	—	(600)	(600)

Non-recurring items	(105)	49	10	(600)	(646)

In 2003, non-recurring items mainly consisted of (i) restructuring costs, relating principally to the reorganization of the European Biscuits division, (ii) pre-retirement costs, and (iii) costs relating to the creation of the joint venture DS Waters LP in the United States of America. They negatively impacted net income by an amount of € 25 million.

In 2002, non-recurring items mainly included (i) a capital gain resulting from the disposal to Scottish & Newcastle of the company Kro Beer Brands, which owns the brand names Kronenbourg and 1664, (ii) a capital loss resulting from the divestiture of 51% of the Group’s domestic water retail businesses in the United States following an agreement with The Coca Cola Company, effective July 1, 2002, (iii) exceptional impairment losses of goodwill, tangible and intangible assets of businesses located in developing countries, mainly Latin America, and (iv) integration and restructuring costs of divested or acquired companies along with other restructuring costs, mainly relating to the restructuring of the European Biscuits division, which did not qualify as exit costs in 2001 and thus could only be recorded when incurred.

Furthermore, in 2002, net income of equity method companies included non-recurring items for a negative amount of € 33 million. These non-recurring items consisted of an exceptional impairment loss on goodwill relating to BSN Glasspack, restructuring costs of BSN Glasspack’s subsidiaries and a capital gain resulting from the sale of long-term investments by Mahou.

The non-recurring items impacted the different lines of the 2002 income statement as follows:

(In millions of euro)	Non-recurring items	Taxes	Minority interests	Share in net income of affiliates	Net income
Beer capital gain	1,819	(37)	—	—	1,782
Domestic Water Retail USA capital loss	(317)	4	—	—	(313)
Other capital gains and losses	(109)	(7)	(7)	16	(107)
Exceptional impairment losses	(829)	36	1	(16)	(808)
Integration and restructuring costs	(74)	8	—	(33)	(99)

One-off exceptional items	490	4	(6)	(33)	455
Other restructuring costs	(32)	9	—	—	(23)

Non-recurring items	458	13	(6)	(33)	432

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4—Financial investments, divestitures and changes in long-term loans and other assets

In 2004, the Group’s main acquisitions comprised an additional interest in Zywiec Zdroj (Beverages – Poland), the assets of Chocks & Rolls (Biscuits – Russia) and an interest in Bonafont Garrafones y Servicios (HOD – Mexico).

Proceeds from sales of business and other investments mainly arose from (i) the disposal of the Biscuits activities in the United Kingdom and Ireland, (ii) an earn-out received in relation to the disposal of BSN Glasspack and (iii) disposals of non-consolidated investments.

Changes in long-term loans and other assets mainly arose from the repayment of the loan granted to the holding company that acquired BSN Glasspack (see Note 9).

In 2003, the Group’s main acquisitions comprised the acquisition of Sparkling Springs Waters Holdings (HOD – the United States, Canada, the United Kingdom and the Netherlands). The Group’s interest in Sparkling Springs Waters in the United Kingdom and the Netherlands, along with the Group’s investment in Châteaud’eau International (acquired at the end of 2002) were subsequently contributed at their net book value to The Danone Springs of Eden BV, a company created with Eden Springs Ltd. In addition, in 2003, the Group acquired an additional interest in The Danone Springs of Eden BV as well as a 20% interest in Eden Spring Ltd. In 2003, the Group also acquired additional interests in Stonyfield Farm (Fresh Dairy Products – the United States), Danone Tikvesli (Fresh Dairy Products – Turkey), Danone Hayat (Water – Turkey), Yakult (Fresh Dairy Products – Japan), and a 3.22% additional interest in Danone Asia, the holding company that holds the Group’s investments in the Asia Pacific area.

In addition, in 2003 the Group contributed its HOD activities in the United States to DS Waters LP, a joint venture created with the Suntory Group Ltd. These activities were contributed for their net book value (US$ 920 million). This transaction did not have a significant impact on the Group’s net indebtedness.

In 2003, proceeds from sales of business and other investments mainly arose from disposals of non-consolidated investments, including shares in Scottish & Newcastle.

In 2002, the Group’s main acquisitions comprised (i) the acquisition of Châteaud’eau International (HOD – Europe), (ii) the acquisition of Frucor (Beverages – New Zealand), (iii) the acquisition of an additional interest in Zywiec Zdroj (Water – Poland), and (iv) the acquisition of a 10% interest in National Foods (Fresh Dairy Products – Australia) and of a 6% interest in Wimm Bill Dann (Fresh Dairy Products and Beverages – Russia).

In 2002, proceeds from sales of business and other investments mainly arose from the disposal to Scottish & Newcastle of Kro Beer Brands, as well as from the disposal of Galbani.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5—Property, plant and equipment

Property, plant and equipment can be detailed as follows:

	2002	2003	2004
(In millions of euro)	Net book value	Net book value	Gross value	Accumulated Depreciation	Net book value
Land	214	191	192	(20)	172
Buildings	753	727	1,439	(711)	728
Machinery and equipment	1,440	1,391	4,185	(2,856)	1,329
Refundable containers	81	73	187	(114)	73
Vehicles, office furniture and other	262	158	419	(266)	153
Capital assets in progress	242	194	228	(1)	227

Total	2,992	2,734	6,650	(3,968)	2,682

Changes in the net book value of property, plant and equipment can be detailed as follows:

(In millions of euro)	2002	2003	2004
As of January 1	4,074	2,992	2,734
Capital expenditure	593	532	511
Disposals	(102)	(49)	(28)
Changes in the scope of consolidation	(452)	(45)	(3)
Depreciation charge	(577)	(477)	(458)
Translation adjustments	(474)	(215)	(60)
Other	(70)	(4)	(14)

As of December 31	2,992	2,734	2,682

NOTE 6—Intangible assets

Intangible assets can be detailed as follows:

(In millions of euro)	2002	2003	2004
Gross amounts:
Goodwill	3,459	2,897	2,567
Brand names	1,259	1,274	1,147
Other intangible assets	459	459	470

Total	5,177	4,630	4,184
Accumulated amortization and provisions :
Goodwill	(725)	(754)	(750)
Other intangible assets	(225)	(210)	(217)

Total	(950)	(964)	(967)
Net intangible assets	4,227	3,666	3,217

Amortization charge of other intangible assets amounted to € 31 million in 2004 (€ 38 million in 2003 and €35 million in 2002).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill

Changes in the net book value of goodwill relating to subsidiaries can be detailed as follows:

(In millions of euro)	2002	2003	2004
As of January 1	4,603	2,734	2,143
Acquisitions	76	232	16
Disposals	(580)	(592)	(273)
Amortization	(109)	(84)	(70)
Impairment charges	(578)	—	(9)
Translation adjustments	(678)	(195)	(12)
Other	—	48	22

As of December 31	2,734	2,143	1,817

As of December 31, 2004, no individual goodwill represented more than 5% of the total, with the exception of the goodwill relating to LU, Volvic and Saiwa, which in the aggregate amounted to a net book value of approximately € 690 million.

In 2004, 2003 and 2002, increases and decreases mainly resulted from the acquisitions and divestitures of subsidiaries as described in Notes 3 and 4.

In 2003, divestitures mainly resulted from the contribution of the Group’s HOD activities to DS Waters LP.

In 2002, divestitures mainly resulted from the disposals of (i) the Group’s Water retail business in the United States, and (ii) the companies Galbani, Dongxihu and Haomen. Impairment charges related to goodwill of the Group’s subsidiaries in Brazil and Argentina.

Goodwill amortization charge, which amounted to € 70 million in 2004 (€ 84 million in 2003 and € 109 million in 2002), is recorded under the heading “Other (expense) income” in the consolidated income statement.

Brand names

The heading “Brand names” in the consolidated balance sheet mainly consists of brands acquired in purchase business combinations. Brand names include, among others, the brand name Volvic, the Danone brand in Spain and the main brand names of the Group Biscuits operations.

In 2004, changes in brand names mainly resulted from the disposal of the Group’s Biscuits activities in the United Kingdom and Ireland. Changes in exchange rates over 2004 did not have a significant impact on brand names.

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

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Review of the carrying amounts of intangible assets

Goodwill, brand names and other intangible assets are reviewed for impairment at least annually, in accordance with the accounting principles described in Note 1.D.

Regarding the Group’s Biscuits activities in Europe, future cash flows have been determined based on a perpetual growth rate of 1% and a weighted average cost of capital ranging from 7.5% to 10.7%, depending on the country, and taking into account the economic assumptions and operating conditions estimated by management.

NOTE 7—Investments accounted for under the equity method

The net book value of investments accounted for under the equity method can be broken down as follows:

(In millions of euro)	2002	2003	2004
Goodwill (net)	406	649	480
Group’s share in net assets of entities accounted for under the equity method	660	1,166	1,230
Loans to entities accounted for under the equity method	—	258	238

Total	1,066	2,073	1,948

Changes in the net book value of investments accounted for under the equity method mainly resulted from Yakult (€ 420 million), which has been equity-accounted for since April 2004, and from the impairment charge recorded on the investments in the HOD water business in the United States and Europe (€ 300 million and € 150 million, respectively).

Net assets of entities accounted for under the equity method, especially with regards to DS Waters LP and The Danone Springs of Eden BV include the identifiable intangible assets and residual goodwill resulting from the consolidation of their own activities.

Loans granted to entities accounted for under the equity method relate to preferred shares due from DS Waters LP for a total amount of US$ 325 million. These loans, which mature in 2011, bear interest at a cumulative rate of 12%. Interest, which is due on maturity, is earned by the Group insofar as the joint venture generates enough profit to serve the loans. If this is not the case, the interest can be cumulated. As DS Waters LP did not generate enough profit in 2004, the Group has not recorded any interest income in relation to this loan.

As a consequence of significant unfavourable changes in the economic environment and in the assumptions that were used at the time of their acquisition, the Group has reviewed for impairment the carrying value of its investments in the HOD business. This review was conducted with the assistance of external consultants and was based on the following assumptions:

	Europe	United States
Discount rate	8.3%	8.8%
Perpetual growth rate	2.5%	2.5%

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the net book value of goodwill relating to entities accounted for under the equity method can be detailed as follows:

(In millions of euro)	2002	2003	2004
As of January 1	471	406	649
Increases	94	350	190
Decreases	(60)	(95)	(37)
Amortization	(16)	(12)	(22)
Impairment charge	(83)	—	(300)

As of December 31	406	649	480

In 2004, the impairment charge related to the goodwill associated with the Group’s investments in the HOD business in the United States and Europe such goodwill being written down to zero at December 31, 2004.

In 2004, 2003 and 2002, increases mainly resulted from the transactions described in Notes 3 and 4. In 2004, 2003 and 2002, decreases mainly resulted from (i) entities that were previously equity accounted for being fully consolidated as a consequence of the Group obtaining control over these entities, and (ii) translation adjustments.

Changes in the Group’s share in net assets of entities accounted for under the equity method can be detailed as follows:

(In millions of euro)	2002	2003	2004
As of January 1	553	660	1,166
Changes in the scope of consolidation	155	570	249
Group’s share in net income	33	49	58
Impairment charge	—	—	(150)
Dividends	(30)	(32)	(45)
Other	(51)	(81)	(48)

As of December 31	660	1,166	1,230

The line “Other” mainly includes the effect of translation adjustments.

Significant financial information, as they relate to entities accounted for under the equity method, are as follows (100%):

(In millions of euro)	2002	2003	2004
Net sales:
• Europe	2,527	1,468	1,728
• Restof the World	1,893	2,373	3,797
Net income	162	126	232
Stockholders’ equity	1,946	2,409	3,909

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8—Investments in non-consolidated companies

The net book value of investments in non-consolidated companies can be broken down as follows:

(In millions of euro and at net book value)	2002	2003	2004
Investments to be consolidated at the beginning of subsequent year	161	1	—
Subsidiaries (more than 50% owned)	33	38	34
Affiliates (20% to 50% owned)	14	465	15
Other investments (less than 20% owned)	426	262	164

Investments in non-consolidated companies	634	766	213

In 2004, the significant decrease in non-consolidated investments mainly resulted from Yakult, which has been equity accounted for as from April 2004, and from disposals of other investments.

As of December 31, 2004, investments in non-consolidated companies mainly consisted of the Group’s investments in Wimm Bill Dann (Fresh Dairy Products and Beverages—Russia) and Scottish & Newcastle plc.

NOTE 9—Long-term loans

As of December 31, 2003, long-term loans mainly comprised loans granted to the holding companies that acquired the Group’s glass container division and the Galbani cheese and cured meat activities, two businesses that were disposed of in 1999 and 2002, respectively. In 2004, the loan related to the disposal of the Group’s glass container division was fully repaid for a total amount of € 142 million.

The repayment of the € 280 million loan related to the disposal of Galbani (principal and interest), which is due by 2013 at the latest, is dependent upon the economic value of the underlying business. The Group reviews the fair value of the disposed business at least annually, to ensure the loan is recoverable. To its best estimates, the Group currently believes that the loan will be fully repaid.

NOTE 10—Inventories

(In millions of euro)	2002	2003	2004
Goods purchased for resale	59	58	53
Raw materials and supplies	247	245	270
Semi-finished goods and work in process	26	26	34
Finished goods	250	245	247
Non-returnable containers	34	26	26
Less allowances	(24)	(29)	(27)

Net inventories	592	571	603

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11—Trade accounts receivable—Other accounts receivable and prepaid expenses

Trade accounts receivable

(In millions of euro)	2002	2003	2004
Trade accounts receivable	773	727	682
Notes receivable	136	157	159
Less allowance for doubtful receivables	(89)	(86)	(77)

Trade accounts receivable, net	820	798	764

of which unmatured discounted notes	3	—	—

Changes in the allowance for doubtful receivables are as follows:

(In millions of euro)	2002	2003	2004
As of January 1	107	89	86
Charge (net of reversal) for the year	22	20	7
Utilization	(20)	(19)	(14)
Translation adjustments	(20)	(4)	(2)

As of December 31	89	86	77

The Group believes its exposure to concentration of credit risk is limited due to the large number of customers located in diverse geographical areas. In addition, the Group is not dependent on one single customer. In 2004, net sales with the Group’s major customer represented approximately 11% of the Group’s net sales.

In July 2001, the Group entered into agreements with financial institutions to sell without recourse accounts receivable for a total amount of up to € 760 million. Accounts receivable are sold on a monthly basis and are net of a deposit, the amount of which is based on the total receivables sold. This deposit, which corresponds to the over collateralization of the transferred receivables, aims at covering the risk of non-recovery of the receivables sold and is repayable when the receivables sold are collected. This deposit is valued at cost, as its maturity is short. The Group remains in charge of the servicing of the transferred receivables.

In 2004, the average cost of the securitization program, net of the servicing fees, represented approximately 2.1% of the transferred receivables (2.3% in 2003 and 3.2% in 2002). This cost is recorded as an interest expense.

As of December 31, 2004, the securitized trade accounts receivable, net of the € 92 million deposit, amounted to € 703 million (€ 667 million and € 706 million as of December 31, 2003 and 2002, respectively).

Other accounts receivable and prepaid expenses

(In millions of euro)	2002	2003	2004
State and local authorities	325	318	294
Social securities and non-operating receivables	117	110	135
Prepaid expenses	72	71	71
Other	261	149	54

Other accounts receivable and prepaid expenses	775	648	554

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12—Marketable securities

Marketable securities can be broken down as follows:

(In millions of euro)	2002	2003	2004
Negotiable debt instruments	2,390	990	765
Monetary market funds	411	773	1,435

Total	2,801	1,763	2,200

Marketable securities are usually bought from major financial institutions.

NOTE 13—Earnings per share

The subsidiaries’ and affiliates’ distributable earnings can differ from their reported retained earnings as a consequence of (i) consolidation adjustments applied to their local accounts and (ii) the laws that are applicable in the country where these entities operate.

In accordance with French law, dividends cannot exceed the sum of the Company’s net income for the year and accumulated distributable earnings. As of December 31, 2004, tax-free distributable earnings amounted to € 1,120 million. Should the Company decide to distribute the special reserve on long-term capital gains, it would have to pay an additional € 18 million tax charge.

The reconciliation between basic and diluted earnings per share is as follows:

	Net income (in millions of euro)	Weighted average number of shares outstanding*	Net income per share (in euro)
2004
Before dilution	317	250,671,990	1,26
Convertible bonds	6	6,335,287	(0.01)
Stock-based compensation	—	875,567	—

After dilution	323	257,882,844	1.25

2003
Before dilution	839	254,583,270	3,30
Convertible bonds	10	7,928,254	(0.07)
Stock-based compensation	—	684,972	(0.01)

After dilution	849	263,196,496	3.22

2002
Before dilution	1,283	263,700,262	4.87
Convertible bonds	11	10,152,284	(0.14)
Stock-based compensation	—	629,712	(0.01)

After dilution	1,294	274,482,258	4.72

*	After taking into account the two-for-one stock split that occurred on June 15, 2004.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14—Stock based compensation

Under the Company’s stock option plans, officers and other employees may be granted by the Board of Directors options to subscribe newly issued shares and options to purchase existing shares of the Company’s common stock. Stock options are granted at an exercise price that cannot be lower than the minimum value authorized under French law. They vest after two years and expire no later than eight years from the date of grant.

In April 2003, the Extraordinary General Meeting of Shareholders authorized the Board of Directors to grant share purchase options up to a limit of four million shares (after taking account of the two-for-one stock split that occurred on June 15, 2004). This authorization is valid for a period of 26 months. As of December 31, 2004, 2,018,820 options could still be granted as part of the 2003 plan. As of that date, the Company could no longer grant any options under the 1995, 1997, 1999 and 2001 plans.

The main characteristics of the option plans existing as of December 31, 2004 are as follows (after taking into account the two-for-one stock splits that occurred in 2000 and 2004):

Year of issue of plan	Range of subscription or purchase price (in euro)	Outstanding options as of December 31, 2004
1997	32.1—33.4	223,060
1998	39.0—58.1	588,414
1999	55.8—64.2	922,900
2000	51.6—77.9	1,179,210
2001	70.8—73.6	1,525,800
2002	60.8—69.4	1,423,900
2003	59.1—65.8	1,759,650
2004	64.1—67.4	1,893,180

Total		9,516,114

In 2002, 2003 and 2004, changes in the stock option plans were as follows*:

(Number of shares)	2002	2003	2004
Balance as of January 1	6,338,850	7,108,670	8,802,224
Granted	1,548,200	1,904,850	1,919,980
Exercised	(591,980)	(211,296)	(321,190)
Forfeited/lapsed	(186,400)	—	(884,900)

Balance as of December 31	7,108,670	8,802,224	9,516,114

*	After taking into account the two-for-one stock split that occurred on June 15, 2004.

NOTE 15—Convertible bonds

In June 2001, the Company issued 5,076,142 bonds with a nominal value of € 197 for a total amount of € 1,000 million. Those bonds bear interest at an annual rate of 1.2% and may be converted and/or exchanged into new or existing shares of the Company at the rate of two ordinary shares per bond (after taking account of the two-for-one stock split that occured on June 15, 2004).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The bonds, which mature on January 1, 2007, shall be immediately redeemable in case of default. In addition, any bondholder can ask for an early redemption of all the bonds he/she owns on June 19, 2003, June 19, 2004 and June 19, 2005. In that case, the bonds are redeemed at par plus the outstanding accrued interest. On June 19, 2003 and June 19, 2004, the Company repaid 1,906,311 and 3,750 bonds, respectively, for a total amount of € 376 million and € 0.7 million, respectively, bringing the remaining number of bonds to 3,166,081 representing a total nominal amount of € 624 million.

In addition, if the Company’s share price exceeds 130% of the early redemption price (for information only, an early redemption will only be possible if the share price ranges from € 128.05 to € 129.6), the Company will have the option to early redeem the remaining bonds at par plus the outstanding accrued interest. This option is effective from January 1, 2005 until December 31, 2006.

NOTE 16—Long-term debt

Classification by nature

(In millions of euro)	2002	2003	2004
Bonds (average interest rate: 1.2%, 2003: 4.1%, 2002: 4.7%)	1,505	602	130
Bank loans, other debt and employee profit-sharing debt (average interest rate: 2.3%, 2003: 2.6%, 2002: 3.3%)	2,918	3,736	3,241
Less short-term portion	(1,331)	(791)	(381)

Long-term debt	3,092	3,547	2,990

Equity-linked notes

In May 2003, the Company issued an equity-linked note (hereafter the “Note”) for a total amount of € 60 million. This Note comprised two tranches of € 30 million each, of which one matured in November 2004 and was redeemed at par, the other maturing in the first half of 2005. In 2002, the Company also issued three Notes amounting to € 200 million, € 37.5 million and € 37.5 million, respectively. These Notes mature between 18 and 30 months from issuance. In November 2003 and November 2004, the Company repaid at par the two € 37.5 million Notes issued in 2002. In addition, in 2003, the € 200 million Note issued in 2002 was renegotiated and split into four tranches of € 50 million each, of which two matured in September 2004 and December 2004 and were redeemed at par. The remaining two tranches will mature in the first half of 2005. Finally, in January 2003, the Company repaid at par the € 200 million convertible bonds that were issued in 2001.

At maturity, if GROUPE DANONE’s reference share price ranges between a predetermined floor and cap, the Notes shall be redeemed at par. If GROUPE DANONE’s reference share price is lower than the floor price or higher than the cap price, the Notes redemption price is increased by 80% to 115% of the difference between the reference share price and the floor or cap price, whichever is applicable. On GROUPE DANONE initiative, if the reference share price is lower than the floor price or higher than the cap price, GROUPE DANONE may redeem the Notes at par and buy GROUPE DANONE shares at the floor price, if the reference share price is lower than the floor price, or sell GROUPE DANONE shares at the cap price, if the reference share price is higher than the cap price. As of December 31, 2004, the Company owned 2,085,114 treasury shares to serve those equity-linked notes.

Bank loans, other debts and employee profit sharing debt

This line item mainly comprises (i) Euro Medium-Term Notes (EMTN) denominated in euro or in foreign currencies, which were issued as part of the € 5 billion annual program, and (ii) treasury notes.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group’s financial liabilities (excluding convertible bonds) are usually not subject to covenants that, in the event of default, would lead to their early repayment.

As of December 31, 2004, the Company and its specialized financial subsidiaries held confirmed medium-term credit lines from banks and other financial institutions for approximately € 3,050 million (€ 3,050 million as of December 31, 2003 and € 2,900 million as of December 31, 2002). As part of such long-term commitments, the Group utilized € 580 million as of December 31, 2004 (€ 915 million as of December 31, 2003 and € 880 million as of December 31, 2002). This debt is classified as long-term debt.

Classification by maturity

(In millions of euro)

Year of maturity	2002	Year of maturity	2003	Year of maturity	2004
2004	839	2005	729	2006	920
2005	625	2006	631	2007	413
2006	323	2007	361	2008	780
2007	347	2008	827	2009	112
2008-2012	58	2009-2013	73	2010-2014	178
After 2012	891	After 2013	924	After 2014	585
Not fixed maturity	9	Not fixed maturity	2	Not fixed maturity	2

Total	3,092	Total	3,547	Total	2,990

Classification by currency

	2002	2003	2004
(In millions of euro)	Before hedging		Before hedging	After hedging
Euro	2,987	3,429	2,763	1,926
Japanese Yen	—	—	182	392
New Zealand Dollar	—	108	22	22
U.S. Dollar	51	—	—	—
Canadian Dollar	—	—	1	141
Czech Crown	—	—	17	61
Mexican Peso	27	—	—	39
Indonesian Rupee	—	—	—	27
Chinese Yuan	1	1	—	288
Polish Zloty	—	—	—	44
Russian Ruble	—	—	—	23
South African Rand	—	—	—	22
Other	26	8	5	5

Total	3,092	3,547	2,990	2,990

NOTE 17—Retirement indemnities, pensions and post-retirement healthcare benefits

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

French companies

The present value of French companies’ obligations is determined in conformity with SFAS 87, based on the personnel turnover and mortality, and on the following key actuarial assumptions:

	2002	2003	2004
Retirement age (depending upon each category of employees)	Between 60 and 65 years	Between 60 and 65 years	Between 60 and 65 years
Discount rate	4.7%	5.2%	4.5%
Salary growth rate (depending on the age and category of each employee)	Between 1.5% and 2.8%	Between 1.5% and 2.5%	Between 2.5% and 3.5%
Rate of return of plan assets	6%	6%	Between 3.7% and 5.1%

Non-French companies

The present value of non-French companies’ obligations is determined in conformity with SFAS 87 on the basis of personnel turnover and mortality and using actuarial assumptions that reflect the legal, economic and monetary circumstances prevailing in each country, as follows:

	2002	2003	2004
Retirement age (depending upon each category of employees)	Between 60 and 65 years	Between 60 and 65 years	Between 55 and 65 years
Discount rate	Between 2% and 7%	Between 2% and 7%	Between 3% and 16%
Salary growth rate (depending on the age and category of each employee)	Between 1% and 5.9%	Between 2% and 6%	Between 1% and 10%
Rate of return of plan assets	Between 2.8% and 8.5%	Between 3.5% and 8.3%	Between 3% and 11%

The following table reconciles the funded status of the companies’ plans with the provision recorded in the consolidated balance sheet as of December 31, 2002, 2003 and 2004:

	2002		2003		2004
(In millions of euro)	France	Other Countries	France	Other Countries	France	Other Countries
Accumulated benefit obligation (ABO)	237	409	227	418	251	251
Projected benefit obligation (PBO)	278	452	262	458	285	269
Fair value of plan assets	72	276	69	287	59	122
Projected benefit obligation in excess of plan assets	206	176	193	171	226	147
Actuarial differences and modifications of plans	14	96	16	89	37	59

Net accrued pension cost	192	80	177	82	189	88

As of December 31, 2004, the accumulated benefit obligation is higher than the fair value of plan assets and accrued pension costs by approximately € 67 million. In addition, as of that date, the fair value of the assets of a plan exceeded the projected benefit obligation of that plan by € 2 million.

Accrued post-retirement healthcare benefits are included within the projected benefit obligation, as the related amount is not significant.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movements during the year, including the net periodic pension cost, are analyzed as follows:

(In millions of euro)	Projected benefit obligation	Fair value of plan assets	Unrecognized gains or losses	Net accrued pension cost
Balance as of January 1, 2002	771	388	49	334
Net periodic pension cost:
• Service cost	23			23
• Interest cost	35			35
• Return on plan assets		23		(23)
• Amortization of actuarial losses			(4)	4
Pension benefits payments to employees	(34)	(21)		(13)
Contributions made to plan assets		13		(13)
Unrecognized gains or losses	11	(44)	55	—
Translation adjustments	(19)	(14)	(5)	—
Other	(57)	3	15	(75)

Balance as of December 31, 2002	730	348	110	272

Balance as of January 1, 2003	730	348	110	272
Net periodic pension cost:
• Service cost	27			27
• Interest cost	35			35
• Return on plan assets		20		(20)
• Amortization of actuarial losses			14	(14)
Pension benefits payments to employees	(39)	(24)		(15)
Contributions made to plan assets		28		(28)
Unrecognized gains or losses	4	6	(2)	—
Translation adjustments	(24)	(16)	(8)	—
Other	(13)	(6)	(9)	2

Balance as of December 31, 2003	720	356	105	259

Balance as of January 1, 2004	720	356	105	259
Net periodic pension cost:
• Service cost	20			20
• Interest cost	26			26
• Return on plan assets		10		(10)
• Amortization of actuarial losses			(4)	4
Pension benefits payments to employees	(31)	(15)		(16)
Contributions made to plan assets		14		(14)
Unrecognized gains or losses	36	(6)	42	—
Translation adjustments	(4)	(1)	(1)	(2)
Other	(213)	(177)	(46)	10

Balance as of December 31, 2004	554	181	96	277

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The line “Other” includes, amongst others, contributions paid by employees to the funds, the reclassification in “Provisions and other long-term liabilities” of retirement indemnities provisions related to restructuring plans, as well as the impact of changes in the scope of consolidation, mainly the disposal of Jacobs and Irish Biscuits in 2004 and the disposal of Galbani in 2002.

The components of the net periodic pension cost for 2002, 2003 and 2004 were as follows:

(In millions of euro)	2002	2003	2004
Service cost	23	27	20
Interest cost	35	35	26
Return on plan assets	(23)	(20)	(10)
Net amortization and deferral	4	(14)	4

Net periodic pension cost	39	28	40

The Group’s investment policy in plan assets is dependent, for each company, upon the employees’ age structure and the expected return on the different categories of assets. As of December 31, 2004, the plan assets comprised approximately 38% of equity securities and 49% of debt securities. The plan assets do not comprise any financial instrument issued by the Group.

Benefits expected to be paid to the employees over the next 10 years are estimated to be € 7 million in 2005, € 8 million in 2006, € 9 million in 2007, € 8 million in 2008, € 9 million in 2009 and €58 million for the period 2010 to 2015.

In addition, total contributions paid in relation to defined contribution plans amounted to € 24 million in 2004.

NOTE 18—Provisions and other long-term liabilities

(In millions of euro)	2002	2003	2004
Restructuring	145	78	37
Other provisions for risks and charges	321	193	321
Long-term net deferred tax (asset) / liability	13	78	35
Capital investment grants	13	12	10

Total	492	361	403

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restructuring provisions

The schedule below presents a detail of the restructuring provisions:

(In millions of euro)	Employees: redundancy & other benefits	Write down of assets	Ancillary costs	Total
Balance as of December 31, 2001	135	7	34	176

Charge	3	—	1	4
Utilization	(20)	(2)	(15)	(37)
Amounts recorded in connection with purchase accounting for acquired businesses	—	2	—	2

Balance as of December 31, 2002	118	7	20	145

Charge	14	—	1	15
Utilization	(66)	(5)	(11)	(82)
Amounts recorded in connection with purchase accounting for acquired businesses	—	—	—	—

Balance as of December 31, 2003	66	2	10	78

Charge	5	—	3	8
Utilization	(45)	(2)	(2)	(49)
Amounts recorded in connection with purchase accounting for acquired businesses	—	—	—	—

Balance as of December 31, 2004	26	—	11	37

On March 29, 2001, the Group announced a plan to reorganize its European Biscuits operations. This plan resulted in the closure of five plants and in the extension of five large capacity factories, leading to a net reduction in the workforce by about 1,700 employees. As of December 31, 2001, restructuring charges in relation to this reorganization included (i) exceptional asset write-downs for € 56 million, (ii) accrued expenses for € 144 million and (iii) already incurred costs or costs to be paid in the near future for € 36 million, recorded in “accrued expenses and other current liabilities.”

Other provisions for risks and charges

Other provisions for risks and charges can be detailed as follows:

(In millions of euro)	2002	2003	2004
Commercial liabilities	102	45	26
Financial and tax liabilities	159	90	237
Reinsurance claims reserves	60	58	58

Total	321	193	321

In 2004, the Group recorded a € 150 million provision in relation to the put option granted to Suntory Ltd, the other shareholder of DS Waters LP (HOD—United States). Excluding this provision, increases amounted to € 20 million.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2004, decreases in provisions resulted from payments for a total amount of € 36 million and from reversals of unused provisions for a total amount of € 17 million.

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of the divestitures completed between 1997 and 2004. Liabilities are accrued for when a loss is probable and can be reasonably estimated. In addition, tax liabilities are usually accrued when notifications are received by the Group.

NOTE 19—Trade accounts and notes payable—Accrued expenses and other current liabilities

Trade accounts and notes payable

(In millions of euro)	2002	2003	2004
Trade accounts payable	1,322	1,406	1,536
Notes payable	194	180	123

Trade accounts and notes payable	1,516	1,586	1,659

Accrued expenses and other current liabilities

(In millions of euro)	2002	2003	2004
Personnel and social charges	353	271	286
Year-end rebates payable to customers	380	433	548
State and local authorities	291	204	153
Refundable containers	89	97	98
Income tax payable	111	197	160
Other	317	333	272

Accrued expenses and other current liabilities	1,541	1,535	1,517

NOTE 20—Personnel and remuneration

Group personnel costs (including payroll taxes and related charges) amounted to € 1,729 million in 2004 (2003: € 1,853 million and 2002: € 1,930 million), of which € 8.9 million (€ 9.3 million in 2003 and € 9.0 million in 2002) represented remuneration paid to the Group’s Executive Committee.

As of December 31, 2004, 2003 and 2002, the Group’s number of employees was broken down as follows:

	2002	2003	2004
Europe	33,386	33,533	33,452
Asia	41,961	40,960	41,027
Rest of the World	16,862	14,114	14,970

Total Group	92,209	88,607	89,449

At constant scope of consolidation, the Group’s number of employees would have been 89,449 as of December 31, 2004 and 88,217 as of December 31, 2003.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 21—Depreciation and amortization

Depreciation and amortization charges can be broken down as follows:

(In millions of euro)	2002	2003	2004
Property, plant and equipment	577	477	458
Goodwill	109	84	70
Other intangible assets	35	38	31

Total	721	599	559

The depreciation and amortization charges for property, plant and equipment and intangible assets are allocated to the various lines of the consolidated income statement.

Goodwill amortization charge only relates to goodwill of consolidated companies and does not include the exceptional impairment losses that are described in Note 6.

NOTE 22—Other (expense) income

(In millions of euro)	2002	2003	2004
Employee profit-sharing	117	118	115
Goodwill amortization	109	84	70
Other	30	59	19

Total	256	261	204

NOTE 23—Interest expense, net

(In millions of euro)	2002	2003	2004
Cost of net debt	190	105	86
Other financial income and expense	(80)	(35)	(13)

Interest expense net	110	70	73

Interest paid amounted to € 105 million, € 95 million and € 105 million in 2002, 2003 and 2004, respectively.

In 2002, the line “other financial income and expense” mainly included dividends attached to the various securities of Scottish & Newcastle that were received by the Group as consideration for the sale of the European Beer activities in 2000.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 24—Income taxes

Income tax expense

Income before taxes and income tax expense can be detailed as follows:

(In millions of euro)	2002	2003	2004
Income before provision for income taxes:
• French companies	1,041	455	553
• Foreign companies	897	1,019	974

Total	1,938	1,474	1,527

Income tax expense (income):
• Current income taxes:
— French companies	177	120	135
— Foreign companies	323	343	352

	500	463	487

• Deferred income taxes:
— French companies	(17)	37	14
— Foreign companies	7	(12)	(44)

	(10)	25	(30)

Total	490	488	457

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

Cash payments in relation to income taxes amounted to approximately € 431 million, € 511 million and € 439 million in 2002, 2003 and 2004, respectively.

Analysis of the effective income tax rate

The Group’s effective tax rate was 29.94% in 2004 (33.11% in 2003 and 25.28% in 2002). The differences between the effective tax rate and the statutory tax rate in France (35.43% in 2004, 2003 and 2002) can be detailed as follows:

(Amounts in percentage of income before taxes)	2002	2003	2004
Statutory tax rate in France	35.43	35.43	35.43
Effect of foreign tax rate differential	(0.36)	(2.94)	(3.90)
Effect of goodwill amortization	1.81	1.96	1.69
Effect of exceptional goodwill impairment losses	13.30	—	—
Effect of capital gains and losses	(23.42)	—	(1.55)
Effect of other differences	(1.48)	(1.34)	(1.73)

Effective income tax rate	25.28	33.11	29.94

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income taxes

Deferred income taxes mainly arise from the differences between the book and tax basis of assets and liabilities, as explained in Note 1.L. The significant components of deferred tax assets and liabilities are as follows:

(In millions of euro)	2002	2003	2004
Deferred tax assets on temporary differences:
• Retirement benefits	84	94	36
• Restructuring provisions	23	12	15
Deferred tax assets on tax loss carry-forwards:
• Gross	117	126	153
• Less valuation allowance	(94)	(97)	(102)

Long-term deferred tax assets	130	135	102

Deferred tax liabilities on temporary differences:
• Depreciation of property, plant & equipment	(95)	(82)	(104)
• Capitalized interest	(4)	(4)	—
• Other differences	(44)	(127)	(33)

Long-term deferred tax liabilities	(143)	(213)	(137)

Net long-term deferred tax asset/(liability)	(13)	(78)	(35)

As of December 31, 2004, net short-term deferred tax assets amounting to € 55 million (€ 80 million as of December 31, 2003 and € 72 million as of December 31, 2002) were almost exclusively related to temporary differences between statutory and taxable income of subsidiaries.

Tax loss carry-forwards

As of December 31, 2004, the Group had deferred tax assets of € 153 million in relation with tax losses carried forward. These deferred tax assets mainly relate to goodwill amortization charges in some countries. Given the foreseeable taxable results of the subsidiaries that generated those losses, the Group estimates that it is more likely than not that a portion of these deferred tax assets, amounting to € 102 million, will not be recovered. Consequently, this portion was fully reserved for as of December 31, 2004.

As of December 31, 2004, available long-term capital losses amounted to approximately € 1,638 million. These capital losses can only be used to offset long-term capital gains recorded in France before December 31, 2006.

NOTE 25—Financial instruments

The Group uses financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of business. It is the Group’s policy not to sell or purchase derivative financial instruments for purposes other than hedging.

Interest rate exposure

The financing of the Group’s subsidiaries is centralized and managed by the Treasury Department, which uses financial instruments to reduce the Group’s net interest rate exposure. The main derivative financial instruments used are interest rate swaps and options, negotiated with major financial institutions.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The notional amounts and maturities of these instruments are as follows:

(In millions of euro)	2002	2003	2004
Interest rate swaps(1), with a remaining term as of December 31:
• less than one year	3,602	1,726	1,579
• between one and five years	1,831	2,857	2,123
• more than five years	10	10	10
Interest rate caps and floors, with a remaining term as of December 31:
• less than one year	4,694	866	500
• between one and five years	1,427	1,561	1,061
• more than five years	—	—	—

(1)	Excluding cross-currency swaps, which are included in the currency derivative instruments.

The accounting treatment of these financial instruments is described in Note 1.O.

Considering the financial instruments entered into to hedge the risk of interest rate fluctuations, a variation of 100 basis points of the short-term rates would have the following impact, on the basis of the Group’s net debt(1) of € 1.4 billion as of December 31, 2004:

•	in the event of a 100 basis point increase, the actual interest rate on net debt would increase by 9 basis points, which would result in a € 1 million increase in interest expense;

•	in the event of a 100 basis point decrease, the actual interest rate on net debt would decrease by 16 basis points, which would result in a € 2 million decrease in interest expenses.

As a result of these hedging instruments, the effective weighted average interest rate of the Group’s consolidated net debt in 2004 was 3.24% (3.60% in 2003 and 3.52% in 2002), compared to a 2.66% (3.3% in 2003 and 3.5% in 2002) weighted average rate before any hedging operations.

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

(1)	Net debt corresponds to the sum of convertible bonds, long-term debt, short-term debt and bank overdrafts net of marketable securities, cash and cash equivalents.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The contractual amounts of the Group’s forward exchange contracts, foreign exchange options and currency swaps are summarized below. Foreign currency amounts are translated at current rates at the balance sheet date:

(In millions of euro)	2002	2003	2004
Forward (purchases) / sales:
• Pound Sterling	236	154	157
• Japanese Yen	35	27	44
• US Dollar	38	7	(9)
• Canadian Dollar	26	39	46
• Mexican Peso	43	49	59
• Swiss Franc	21	24	20
• Euro	(483)	(360)	(306)
• Other currencies	62	53	(21)

Total forward	(22)	(7)	(10)
Including
—Forwards purchased	(483)	(360)	(434)
—Forwards sold	461	353	424
Currency swaps(1):
• Pound Sterling	106	60	42
• Yen	(130)	279	57
• US Dollar	53	(16)	(22)
• Canadian Dollar	—	129	140
• Singapore Dollar	82	—	(92)
• Mexican Peso	54	42	39
• Chinese Yuan	—	185	288
• South African Rand	—	20	32
• Czech Crown	—	—	54
• Polish Zloty	—	—	44
• Russian Ruble	—	—	23
• Euro	(169)	(762)	(807)
• Other currencies	(4)	2	22

Total currency swaps	(8)	(60)	(179)

Options	5	—	(7)

Total currency hedging instruments	(25)	(67)	(196)

(1)	Including cross-currency swaps.

The accounting treatment of these financial instruments is described in Note 1.O.

Translation exposure on entities outside the euro zone

In 2004, approximately 45% of the Group’s net sales (45% in 2003 and 46% in 2002) and 38% of the Group’s operating income (36% in 2003 and 36% in 2002) were outside the euro zone and therefore subject to exchange rate risk.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentration of risk

Financial instruments used by the Group to manage its exposure to interest rate fluctuations are negotiated with major counterparties. The breakdown of fair values of financial instruments by counterpart is as follows:

(As a percentage of total fair values as of December 31, 2002, 2003 and 2004)	2002	2003	2004
Counterparties’ rating (according to Standard & Poor’s)
• AAA	4%	2%	0%
• AA	68%	46%	55%
• A	28%	52%	45%

Financial instruments used by the Group to manage its exposure to currency risks are all negotiated with counterparties rated A1/P1.

There are no financial instruments negotiated with counterparties located in a geographical area where a political or financial risk exists (i.e., all counterparts are from Western Europe or the United States of America).

Market value of financial instruments

The table below summarizes the book and market values of the Group’s financial instruments as of December 31, 2002, 2003 and 2004:

	2002		2003		2004
(In millions of euro)	Net book value	Market value	Net book value	Market value	Net book value	Market value
Long-term loans	388	388	457	457	316	316
Investments in non-consolidated companies	634	706	766	835	213	244
Investments accounted for under the equity method	1,066	1,206	2,073	2,264	1,948	2,372
Other long-term assets	284	287	286	286	198	198
Trade debtors	1,595	1,595	1,446	1,446	1,318	1,318
Short-term loans	128	128	92	92	40	40
Marketable securities	2,801	2,804	1,763	1,763	2,200	2,200
Cash and cash equivalents	568	568	451	451	466	466
Convertible bonds	(1,000)	(1,011)	(624)	(634)	(624)	(627)
Long-term debt	(3,092)	(3,101)	(3,547)	(3,552)	(2,990)	(2,990)
Short-term debt and bank overdrafts	(1,546)	(1,564)	(865)	(873)	(437)	(437)
Trade payables	(3,057)	(3,057)	(3,121)	(3,121)	(3,176)	(3,176)
Interest rate derivative financial instruments*	—	(8)	—	3	—	(1)
Currency derivative financial instruments*	—	33	—	46	—	19

*	Off balance-sheet

The market value of long-term loans, which is based on expected future cash flows, is equivalent to their net book value.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The market value of investments in non-consolidated companies, investments accounted for under the equity method and other long-term assets is assessed based on:

•	the stock price as of December 31, 2004 for listed companies;

•	when available, the value resulting from recent transactions entered into with third parties or put and/or call options negotiated with third parties. When such elements do not exist, the market value is determined to be equivalent to the carrying value.

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

NOTE 26—Commitments and contingencies

Contractual obligations and other commitments

The table below details the Group’s contractual obligations as of December 31, 2004:

	Amount of commitment expiration per period
	Total	2005	2006	2007	2008	2009	2010 and after
On balance-sheet
Convertible bonds(1)	624	—	—	624	—	—	—
Long-term debt(2)	3,371	381	920	413	780	112	765
Including equity-linked notes	130	130	—	—	—	—	—
Including bank loans, other borrowings and profit sharing debt	3,173	203	903	412	779	112	764
Including capital leases	68	48	17	1	1	—	1
Total	3,995	381	920	1,037	780	112	765

Off-balance sheet
Operating leases commitments	239	60	49	37	27	18	48
Unconditional purchase obligations (goods and services)	461	347	47	19	15	13	20
Capital expenditure commitments	21	21	—	—	—	—	—
Guarantees and pledges given	458	73	375	—	—	—	10
Other	70	43	7	4	1	1	14
Total	1,249	544	478	60	43	32	92

Commitments received
Lines of credit(3)	3,167	392	475	600	1,000	700	—
Guarantees and pledges received	36	17	4	3	3	1	8
Other	26	24	1	—	—	—	1
Total	3,229	433	480	603	1,003	701	9

(1)	As explained in Note 15, convertible bonds can be early redeemed in certain circumstances.
(2)	Including capital lease obligations.
(3)	Total commitments, including the portion used as of December 31, 2004.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, the Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of the divestitures completed between 1997 and 2004. In some cases, damages are sought and liabilities are accrued for when a loss is probable and can be reasonably estimated. In addition, tax liabilities are usually accrued for when notifications are received by the Group.

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

As of December 31, 2004, the Group’s commitment relating to these options amounted to € 140 million.

DS Waters LP

As part of the creation of the joint venture DS Waters LP, Suntory Ltd has been granted a put option on its shareholding in the joint venture. This option can be exercised in two stages, in November 2006 and November 2008. The exercise price of the option is based on the market value of the joint venture less 15%, with a floor (€ 230 million) and a cap (€ 520 million). As of December 31, 2004, the Group’s commitment with regards to this put option was valued at € 230 million and was partly reserved for (see Note 18). In addition, the Group is committed to subscribe for € 100 million of preference shares in the event that DS Waters LP is unable to satisfy its covenants in November 2006.

Other

The Group is committed to acquiring the shareholdings owned by third parties in some of the less than 100% owned subsidiaries and affiliates, should these third parties wish to exercise their put options. These stockholders may be “historic” stockholders of the entities, private investors or international organizations, such as the European Bank for Reconstruction and Development. The exercise prices of these put options are usually based on the profitability and the financial position of the entity as of the exercise date. The exercise of the options would increase the Group’s shareholding in the related entities. As of December 31, 2004, the Group’s commitments with regards to these options were estimated at approximately € 2.6 billion, which can be detailed as follows.

Amount
Maturity date	(in millions of euro)
2005	90
2006	135
2007	50
2008	75
Indefinite	2,210

Total	2,560

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

These commitments mainly relate to Danone Spain (€ 1,860 million) and Danone Asia (€ 150 million). The Group does not anticipate any significant investment associated with these puts, except an investment in Danone Asia arising from the exercise of a portion of the put in January 2005.

NOTE 27—Segment information

Starting January 1, 1998, the Group has implemented a new structure, which principally consists of three core operational divisions (Fresh Dairy Products, Beverages and Biscuits and Cereal Products). The segment reporting reflects this structure.

	Year ended December 31, 2004
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Sauces	Total Divisions
Net divisional sales	6,932	3,428	3,043	318	13,721
Sales within the Group	(18)	(1)	(2)	—	(21)
Net sales outside the Group	6,914	3,427	3,041	318	13,700
Operating income	947	494	301	61	1,803
Net earnings of equity method companies	35	(613)	14	—	(564)
Investments accounted for under the equity method	812	989	147	—	1,948
Capital expenditures	264	150	82	6	502
Depreciation and amortization expense	202	198	129	8	537
Cash flows provided by operations	825	532	256	52	1,665
Total assets	3,250	3,845	2,613	326	10,034
Total liabilities	1,757	1,386	744	55	3,942

(In millions of euro)	Total Divisions	Unallocated Items	Total Group
Operating income	1,803	(98)	1,705
Net earnings of equity method companies	(564)	—	(564)
Investments accounted for under the equity method	1,948	—	1,948
Capital expenditures	502	24	526
Depreciation and amortization expense	537	22	559
Cash flows provided by operations	1,665	(37)	1,628
Total assets	10,034	3,167	13,201
Total liabilities	3,942	3,965	7,907

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2003
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Sauces	Total Divisions
Net divisional sales	6,202	3,557	3,073	318	13,150
Sales within the Group	(17)	—	(2)	—	(19)
Net sales outside the Group	6,185	3,557	3,071	318	13,131
Operating income	845	537	280	57	1,719
Net earnings of equity method companies	15	9	13	—	37
Investments accounted for under the equity method	393	1,535	145	—	2,073
Capital expenditures	195	208	110	5	518
Depreciation and amortization expense	193	234	145	10	582
Cash flows provided by operations	756	583	232	49	1,620
Total assets	4,164	3,996	3,655	353	12,168
Total liabilities	1,649	1,164	850	49	3,712

(In millions of euro)	Total Divisions	Unallocated Items	Total Group
Operating income	1,719	(115)	1,604
Net earnings of equity method companies	37	—	37
Investments accounted for under the equity method	2,073	—	2,073
Capital expenditures	518	25	543
Depreciation and amortization expense	582	17	599
Cash flows provided by operations	1,620	(160)	1,460
Total assets	12,168	2,137	14,305
Total liabilities	3,712	5,065	8,777

	Year ended December 31, 2002
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Sauces	Containers	Total Divisions
Net divisional sales	6,295	3,691	3,232	356	—	13,574
Sales within the Group	(18)	—	(1)	—	—	(19)
Net sales outside the Group	6,277	3,691	3,231	356	—	13,555
Operating income	802	464	317	61		1,644
Net earnings of equity method companies	8	38	14	—	(43)	17
Investments accounted for under the equity method	475	446	145	—	—	1,066
Capital expenditures	200	236	118	5	—	559
Depreciation and amortization expense	233	269	155	10	—	667
Cash flows provided by operations	746	556	295	54	—	1,651
Total assets	3,643	4,245	4,033	390	—	12,311
Total liabilities	1,665	1,169	999	38	—	3,871

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In millions of euro)	Total Divisions	Unallocated Items	Total Group
Operating income	1,644	(54)	1,590
Net earnings of equity method companies	17	—	17
Investments accounted for under the equity method	1,066	—	1,066
Capital expenditures	559	44	603
Depreciation and amortization expense	667	54	721
Cash flows provided by operations	1,651	(73)	1,578
Total assets	12,311	3,179	15,490
Total liabilities	3,871	5,588	9,459

NOTE 28—Activities by geographic area

Starting January 1, 2003, the Group has adopted a new geographical repartition of its activities. The new geographic areas are Europe (which includes Western Europe, Central and Eastern Europe), Asia (which includes the Pacific area, i.e., New Zealand and Australia) and the Rest of the World (which comprises North and South America, Africa and Middle East). The information for the year 2002 has been restated in accordance with this new repartition.

	2004				2003
(In millions of euro)	Europe	Asia	Rest of World	Total	Europe	Asia	Rest of World	Total
Net sales outside the Group	9,354	2,072	2,274	13,700	8,876	1,957	2,298	13,131
Operating income	1,275	290	238	1,803	1,244	279	196	1,719
Net earnings of equity method companies	(127)	19	(456)	(564)	27	0	10	37
Capital expenditures	310	90	102	502	285	126	107	518
Cash flows provided by operations	1,181	291	193	1,665	1,113	299	208	1,620
Total assets	6,141	2,033	1,860	10,034	8,131	1,555	2,482	12,168

	2002
(In millions of euro)	Europe	Asia	Rest of World	Total
Net sales outside the Group	8,841	2,080	2,634	13,555
Operating income	1,192	277	175	1,644
Net earnings of equity method companies	(2)	3	16	17
Capital expenditures	296	152	111	559
Cash flows provided by operations	1,150	298	203	1,651
Total assets	8,371	1,805	2,135	12,311

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 29—Scope of consolidation at December 31, 2004

Companies consolidated or accounted for under the equity method for the first time in 2004

•	Danone (Sweden)
•	Danone (Ukraine)
•	Evian-Volvic Suisse
•	NaturFruit (equity accounted for up until December 31, 2003)
•	Danone Water Brands Benelux
•	Aquarius (equity accounted for up until December 31, 2003)
•	Robust Drinking Water
•	Myen
•	Chock and Rolls
•	Tricamp Alimentos
•	Tricamp Lacteos
•	Tricamp Galletas
•	Yakult Honsha
•	Bonafont Garrafones y Servicios

Companies no longer consolidated or accounted for under the equity method as of December 31, 2004

•	Jacob’s Bakery limited, disposed of
•	W&R Jacob (Irish Biscuits), disposed of
•	DIB Paris, merged with LU France
•	DIB Imported Waters Greater China, disposed of
•	Danone Brands Singapore, dissolved
•	Finanzaria Imperiese, dissolved
•	Stenval, merged with Danone Belgique
•	DIB Imported Waters Asia, dissolved

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Scope of consolidation as of December 31, 2004

Consolidated companies

		Percentages
Companies	Country	Group’s Control	Interest
GROUPE DANONE	France	Parent company

FRESH DAIRY PRODUCTS
BLEDINA	France	100.00	100.00
DANONE	France	100.00	100.00
DANONE	Austria	100.00	100.00
DANONE	Belgium	100.00	100.00
DANONE SERDIKA	Bulgaria	100.00	100.00
DANONE	Czech Republic	98.30	98.30
DANONE FINLAND	Finland	100.00	100.00
DANONE	Germany	100.00	100.00
DANONE	Hungary	100.00	100.00
DANONE	Ireland	100.00	100.00
DANONE	Italy	100.00	100.00
DANONE	Poland	100.00	100.00
DANONE PORTUGAL	Portugal	95.66	54.02
DANONE	Romania	65.00	65.00
DANONE VOLGA	Russia	88.28	61.79
DANONE INDUSTRIA	Russia	70.00	70.00
DANONE	Slovakia	100.00	100.00
DANONE	Spain	55.96	55.96
DANONE CANARIES (ILTESA)	Spain	78.50	43.93
DANONE	Sweden	100.00	100.00
DANONE NEDERLAND	The Netherlands	100.00	100.00
DANONE TIKVESLI	Turkey	100.00	100.00
DANONE	Ukraine	100.00	100.00
DANONE	United Kingdom	100.00	100.00
DANONE ARGENTINA	Argentina(1)	99.37	99.37
DANONE	Brazil(2)	100.00	100.00
DANONE CANADA DELISLE	Canada	100.00	100.00
DANONE DE MEXICO	Mexico	100.00	100.00
DANONE-CLOVER	South Africa	55.00	55.00
THE DANNON COMPANY	United States	100.00	100.00
STONYFIELD FARM	United States	82.08	82.08
PT DANONE DAIRY INDONESIA	Indonesia	100.00	93.56

BEVERAGES
NATURFRUIT	France	50.00	50.00
SA DES EAUX MINERALES D’EVIAN	France	100.00	100.00
SEAT (Sté d’Exploitation d’Activités Touristiques)	France	99.86	99.86
SMDA – SOURCES DU MONT DORE EN AUVERGNE	France	100.00	100.00

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentages
Companies	Country	Group’s Control	Interest
SOCIETE DES EAUX DU MONT ROUCOUS	France	100.00	100.00
VOLVIC	France	100.00	100.00
DANONE WATER BRANDS BENELUX	Belgium	100.00	100.00
DANONE WATERS DEUTSCHLAND	Germany	100.00	100.00
ITALAQUAE	Italy	100.00	92.67
ZYWIEC ZDROJ	Poland	100.00	100.00
AGUAS DE LANJARON	Spain	95.00	78.61
FONT VELLA	Spain	93.88	77.87
EVIAN VOLVIC SUISSE	Switzerland	100.00	100.00
DANONE HAYAT	Turkey	100.00	100.00
DANONE WATERS (UK & IRELAND)	United Kingdom	100.00	100.00
AGUAS DANONE DE ARGENTINA	Argentina	100.00	100.00
DANONE WATERS OF CANADA	Canada	100.00	100.00
BONAFONT	Mexico	100.00	100.00
SALUS	Uruguay	58.37	43.05
AQUARIUS	China	50.00	46.78
ROBUST DRINKING WATER(3)	China	92.00	86.08
ROBUST(3)	China	92.00	86.08
SHENZHEN HEALTH DRINKS(3)	China	60.00	56.14
WAHAHA(3)	China	51.00	47.72
AQUA (PT TIRTA INVESTAMA)(3)	Indonesia	74.00	69.23
FRUCOR BEVERAGES	Australia	100.00	93.56
FRUCOR	New Zealand	100.00	93.56

BISCUITS
COMPAGNIE FINANCIERE BELIN	France	100.00	100.00
GENERALE BISCUIT GLICO FRANCE	France	50.00	50.00
LU FRANCE	France	100.00	100.00
LU BELGIE (GB BELGIE)	Belgium	100.00	100.00
OPAVIA—LU	Czech Republic	99.71	99.71
LU NORDIC(3)	Denmark	100.00	100.00
LU SUOMI	Finland	100.00	100.00
LU SNACK FOODS	Germany	100.00	100.00
PAPADOPOULOS	Greece	60.00	60.00
LU GYORI	Hungary	100.00	100.00
SAIWA	Italy	100.00	100.00
LU POLSKA	Poland	75.00	75.00
BOLSHEVIK	Russia	76.42	76.42
CHOCK AND ROLLS	Russia	100.00	76.42
LU BISCUITS	Spain	100.00	100.00
LU NEDERLAND	The Netherlands	100.00	100.00
DANONE	Argentina(1)	99.37	99.37
DANONE	Brazil(2)	100.00	100.00
TRICAMP ALIMENTOS	Brazil	100.00	100.00

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentages
Companies	Country	Group’s Control	Interest
JIANGMEN DANONE BISCUITS	China	100.00	93.56
SHANGHAI DANONE BISCUITS FOODS	China	90.00	84.20
SUZHOU CO LTD	China	100.00	93.56
DANONE MASHREQ	Egypt	99.97	50.98
BRITANNIA INDUSTRIES(3)	India	50.95	22.47
DANONE BISCUITS INDONESIA	Indonesia	100.00	93.56
DANONE BISCUITS MANUFACTURING	Malaysia	100.00	93.56
DANONE SNACKS MANUFACTURING	Malaysia	100.00	93.56
GRIFFIN’S FOODS	New Zealand	100.00	93.56

OTHER FOOD BUSINESSES
HP FOODS(3)	United Kingdom	100.00	100.00
LEA & PERRINS	United States	100.00	100.00
AMOY	China	100.00	93.56
AMOY FOODS LIMITED	China	60.00	56.14

(1)	Belong to the same legal entity in Argentina.
(2)	Belong to the same legal entity in Brazil.
(3)	Group of entities that constitute the consolidated company.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentages
Companies	Country	Group’s Control	Interest
EXPORTS
DIB ANTILLES GUYANE	France	100.00	100.00
DIB OCEAN INDIEN	France	100.00	100.00
GREAT BRANDS OF EUROPE	United States	100.00	100.00

HOLDING COMPANIES
ALFABANQUE	France	100.00	100.00
BIALIM	France	100.00	100.00
BLANRIM	France	100.00	100.00
CIE GERVAIS DANONE	France	100.00	100.00
DANONE FINANCE	France	100.00	100.00
DANONE VITAPOLE	France	100.00	100.00
FINALIM III	France	100.00	100.00
FINALIM IV	France	100.00	100.00
GAAP	France	100.00	100.00
GENERALE BISCUIT	France	100.00	100.00
INGETEC	France	100.00	100.00
LODAHLIM FRANCE	France	100.00	100.00
DANONE FINANCE BENELUX	Belgium	100.00	100.00
MECANIVER	Belgium	100.00	100.00
DANONE DANEMARK	Denmark	100.00	100.00
TRICAMP GALLETAS	Spain	100.00	100.00
TRICAMP LACTEOS	Spain	100.00	100.00
DANONE HOLDING	Germany	100.00	100.00
DANONE PENSIONS MANAGEMENT	Germany	100.00	100.00
ITALAQUAE FINANZARIA	Italy	96.50	92.67
RONCEVAUX	Italy	100.00	100.00
SCIA	Italy	92.97	92.97
SIFIT	Italy	100.00	100.00
DANONE RE	Luxembourg	100.00	100.00
SETEC / SOBELPAR	Portugal	100.00	100.00
DANONE FINANCE NETHERLANDS	The Netherlands	100.00	100.00
LODAHLIM	The Netherlands	100.00	100.00
SELBA HOLDING	The Netherlands	100.00	100.00
SELBA NEDERLAND	The Netherlands	51.00	51.00
ABIH	United Kingdom	50.00	46.78
ABIL	United Kingdom	100.00	46.78
BRITANNIA BRANDS	United Kingdom	100.00	93.56
DANONE HOLDINGS UK	United Kingdom	100.00	100.00
PROSPECT PARTICIPACOES	Brazil	100.00	100.00
DANONE HOLDING DE MEXICO	Mexico	100.00	100.00
DANONE FOODS	United States	100.00	100.00
DANONE HOLDINGS	United States	100.00	100.00
DANONE WATERS HOLDINGS INC	United States	100.00	100.00

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentages
Companies	Country	Group’s Control	Interest
ASIA HOST	China	100.00	93.56
SHANGHAI DANONE CONSULTING	China	100.00	93.56
DANONE MARKETING (MALAYSIA)	Malaysia	100.00	93.56
BANNATYNE / DOWBIGGIN / NACUPA / SPARGO / VALLETORT	Singapore	50.00	23.39
BHPL	Singapore	100.00	100.00
CALVON	Singapore	100.00	93.56
DANONE ASIA	Singapore	93.56	93.56
DANONE ASIA HOLDINGS	Singapore	100.00	93.56
DANONE DAIRY INVESTMENT INDONESIA	Singapore	100.00	93.56
DANONE MARKETING SINGAPORE	Singapore	100.00	93.56
FESTINE	Singapore	100.00	93.56
JINJA INVESTMENTS	Singapore	100.00	93.56
KUAN / BRITANNIA BRANDS KUAN	Singapore	100.00	93.56
MYEN	Singapore	100.00	93.56
NOVALC	Singapore	100.00	93.56
DANONE HOLDING NEW ZEALAND	New Zealand	100.00	93.56

Companies accounted for under the equity method

		Percentages
Companies	Country	Group’s Control	Interest
FRESH DAIRY PRODUCTS
DELTA DAIRY	Greece	30.00	30.00
BAKOMA	Poland	18.15	52.43
DANONE DJURDJURA ALGERIE	Algeria	50.00	51.00
STRAUSS DAIRY	Israel	20.00	20.00
CENTRALE LAITIERE	Morocco	29.22	29.22
PINGOUIN	Morocco	29.22	29.22
AL SAFI DANONE COMPANY	Saudi Arabia	50.00	50.10
CLOVER BEVERAGES	South Africa	39.46	39.46
STIAL / SOCOGES	Tunisia	50.00	50.00
CALPIS AJINOMOTO DANONE	Japan	50.00	50.00
YAKULT HONSHA	Japan	20.02	18.73

BEVERAGES
MAGYARVIZ	Hungary	50.00	50.00
POLSKA WODA	Poland	50.00	50.00
DASANBE AGUA MINERAL NATURAL	Spain	50.00	50.00
MAHOU	Spain	33.34	33.34
THE DANONE SPRINGS OF EDEN BV	The Netherlands	50.00	66.90

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentages
Companies	Country	Group’s Control	Interest
BONAFONT GARRAFONES Y SERVICIOS	Mexico	50.00	50.00
PUREZA AGA	Mexico	50.00	50.00
SOTHERMA	Morocco	30.00	30.00
CCDA WATERS	United States	49.00	49.00
DS WATERS LP	United States	49.96	49.96
KIRIN MC DANONE WATERS	Japan	25.00	25.00

BISCUITS
GRIESSON-DE BEUKELAER	Germany	40.00	40.00
GALLETAS NOEL	Colombia	30.00	30.00
BIMO	Morocco	50.00	50.00
SOTUBI	Tunisia	20.00	20.00
CONTINENTAL BISCUITS PAKISTAN	Pakistan	49.49	46.30