Form 20-F
period 2005-12-31
GROUPE DANONE
filed 2006-04-20
CIK 1048515

As filed with the Securities and Exchange Commission on April 20, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14734

GROUPE DANONE

(Exact name of registrant as specified in its charter)

Not Applicable (Translation of registrant’s name into English)	17, Boulevard Haussman 75009 Paris France (Address of principal executive offices)	France (Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, or ADSs, each representing one-fifth of one Ordinary Share, nominal value €0.50 per share	New York Stock Exchange

Ordinary Shares, nominal value €0.50 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

264,235,190 ordinary shares, nominal value € 0.50 per share at December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    ☒    No    ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes    ☒    No    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-acccelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17    ☐    Item 18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐    No    ☒

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

The Company’s next general meeting of shareholders has been called for April 18, 2006. As provided under French law, the meeting is to be adjourned in the event of lack of the required quorum. The date set by the Company for the meeting in the likely event the first meeting is adjourned is April 27, 2006. Accordingly, in this annual report, the date indicated for the next general meeting of shareholders is April 27, 2006.

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

Since December 1990, the Company has sponsored an American Depositary Receipts, or ADRs, program in the United States with Citibank, N.A., as depositary. The American Depositary Shares, or ADSs, issued pursuant to such program have been registered with the Securities and Exchange Commission under a Registration Statement on Form F-6. Each such ADS represents one-fifth of one share. Since November 20, 1997, the ADSs have been listed on the New York Stock Exchange under the symbol “DA.” Groupe Danone has reached its current filing limit for ADRs. As a result, Citibank, N.A., as depositary, will no longer accept deposits of ordinary shares for the issuance of ADRs for Groupe Danone until further notice. The Groupe Danone ADR Program remains open for the cancellation of ADRs.

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

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or that the original amounts could have been, or could be, converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of euro into U.S. dollars have been made at the rate of $ 1.1842 per € 1.00, or € 0.8446 per $ 1.00, the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 30, 2005. See “—Exchange Rate Information” below for information regarding the euro/U.S. dollar exchange rates from 2001 to the present.

Unless otherwise indicated, the financial information contained in this annual report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, which differ in certain significant respects from United States generally accepted accounting principles (“U.S. GAAP”). See Note 2 to the Company’s audited consolidated financial statements for the years ended December 31, 2004 and 2005 (the “Consolidated Financial Statements”) included elsewhere in this annual report for a description of the principal differences between IFRS and U.S. GAAP, as they relate to the Group, and a reconciliation to U.S. GAAP of net income and stockholders’ equity.

The table below presents selected consolidated financial data for the Group for the two-year period ended December 31, 2005. Such data have been extracted or derived from the Consolidated Financial Statements of the Group, and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The Consolidated Financial Statements have been audited by PricewaterhouseCoopers Audit, independent registered public accounting firm, as indicated in their report thereon, dated April 14, 2006, which also appears in this annual report.

	Year ended December 31,
	2004	2005	2005(1)
	(in millions of €, except per share data)		(in millions of $, except per share data)
Amounts in accordance with IFRS:

Consolidated Income Statement Data
Net sales	€12,273	€13,024	$15,423
Trading operating income	1,608	1,738	2,058
Operating income	1,559	1,706	2,020
Net income from discontinued operations	47	504	597
Net income from continuing operations	591	1,167	1,382
Net income—attributable to Group	449	1,464	1,734
Net income—attributable to minority interests	189	207	245
Earning per share attributable to the Group(2)	1.79	5.95	7.05
Earnings per share from continuing operations attributable to the Group	1.60	3.90	4.62
Diluted earnings per share attributable to the Group(2)	1.79	5.87	6.95
Diluted earnings per share from continuing operations attributable to the Group(2)	1.62	3.86	4.57

Consolidated Balance Sheet Data
Current assets	€5,427	€6,118	$7,245
Non-current assets	10,652	10,607	12,560
Total assets	16,079	16,725	19,805
Net debt(3)	4,538	3,572	4,230
Stockholders’ equity attributable to the Group	4,256	5,280	6,253
Minority interests	250	341	404
Dividends per share(2)	1.35	1.70	2.01

Cash Flow Statement Data
Cash flow provided by operations	€1,574	€1,716	$2,032
Cash flow provided by operating activities	1,694	1,847	2,187
Cash flow provided by investing activities	214	312	369
Cash flow used in financing activities	(1,872)	(2,102)	(2,489)

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on December 30, 2005 of $ 1.1842 per € 1.00.
(2)	Earnings and dividends per share have been adjusted following the June 2004 two-for-one stock split. Basic earnings per share is based on an average number of shares of 250,671,990 and 246,038,406 as of December 31, 2004 and 2005, respectively. Diluted earnings per share are based on the average number of shares outstanding during the year assuming full conversion of all common stock equivalents and convertible bonds and taking into account the related reduction in interest charges, net of tax. Such average number of shares was 257,530,982 and 250,280,950 for the years ended December 31, 2004 and 2005, respectively.
(3)	Net debt is defined as current and non-current financial liabilities less cash, cash equivalents and marketable securities. Danone’s management uses net debt as an internal liquidity indicator. Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition” for a reconciliation of net debt to total debt.

The table below presents selected consolidated financial data for the Group for the five-year period ended December 31, 2005 in accordance with U.S. GAAP.

	Year ended December 31,
	2001	2002	2003	2004	2005	2005(1)
	(in millions of €, except per share data)					(in millions of $, except per share data)
Approximate amounts in accordance with U.S. GAAP(2):

Consolidated Income Statement Data
Net sales	€13,044	€12,155	€11,678	€12,130	€12,881	$15,254
Operating income	772	2,095	1,511	1,465	1,645	1,948
Net income	205	1,420	923	399	1,335	1,581
Of which net income from continuing operations	168	1,378	874	341	812	962
Of which net income from discontinued operations	37	42	49	58	523	619
Earnings per share (basic)(3)	0.74	5.38	3.63	1.59	5.43	6.43
Of which earnings per share from continuing operations	0.60	5.23	3.43	1.36	3.30	3.91
Of which earnings per share from discontinued operations	0.14	0.16	0.20	0.23	2.13	2.52
Earnings per share (diluted)(3)	0.74	5.22	3.54	1.57	5.35	6.34
Of which earnings per share from continuing operations	0.61	5.04	3.34	1.35	3.27	3.87
Of which earnings per share from discontinued operations	0.13	0.18	0.20	0.22	2.08	2.46
Earnings per ADS (diluted)(3)(4)	0.15	1.05	0.71	0.31	1.07	1.27
Of which earnings per ADS from continuing operations	0.12	1.01	0.67	0.27	0.65	0.77
Of which earnings per ADS from discontinued operations	0.03	0.04	0.04	0.04	0.42	0.50

Consolidated Balance Sheet Data
Stockholders’ equity attributable to the Group	5,554	4,836	4,671	4,472	5,434	6,435
Total assets	16,827	15,260	14,355	13,285	13,993	16,571

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on December 30, 2005 of $ 1.1842 per € 1.00.
(2)	For a description of the reconciliation to U.S. GAAP, see Note 2 to the Consolidated Financial Statements.
(3)	Earnings per share have been adjusted following the June 2004 two-for-one stock split. Basic earnings per share is based on an average number of shares of 278,724,154, 263,700,262, 254,583,270, 250,671,990 and 246,038,406 as of December 31, 2001, 2002, 2003, 2004 and 2005, respectively. Diluted earnings per share and ADS are based on the average number of shares outstanding during the year assuming full conversion of all common stock equivalents and convertible bonds and taking into account the related reduction in interest charges, net of tax. Such average number of shares was 285,394,760, 274,482,258, 263,196,496, 257,530,982 and 250,280,950 for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively.
(4)	Earnings per American Depositary Share, or ADS (diluted), has been calculated by dividing Earnings per share (diluted) for the applicable period as set forth in the immediately preceding line in the table, by five to reflect the ratio of one-fifth of one share per ADS.

Exchange Rate Information

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

	U.S. dollars per € 1.00
	Yearly/Period end rate	Average Rate(1)	High	Low
Yearly amounts
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
Monthly amounts
October 2005	1.20	1.20	1.21	1.19
November 2005	1.18	1.18	1.21	1.17
December 2005	1.18	1.19	1.20	1.17
January 2006	1.22	1.21	1.23	1.20
February 2006	1.19	1.19	1.21	1.19
March 2006	1.21	1.20	1.22	1.19
April 2006 (through April 19)	$1.23	$1.22	$1.23	$1.21

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

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

The actual or alleged contamination or deterioration of the Group’s products, or of similar products of other producers, could hurt the Group’s reputation and its operating results and financial condition

The Group’s business could be negatively affected by the actual or alleged contamination or deterioration of certain of its principal products, or of similar products sold by other producers. A substantial portion of the Group’s products, such as fresh dairy products, must be maintained within certain temperatures to retain their flavor and nutritional value and avoid contamination or deterioration. Depending on the specific type of food product, a risk of contamination or deterioration exists at each stage of the production cycle, including the purchase and delivery of food raw materials such as milk, the processing and packaging of food products, the stocking and delivery of finished products to distributors and food retailers, and the storage and shelving of finished products at the points of final sale. With respect to bottled water, the natural sources of Danone’s supply may be subject to pollution. In addition, as part of its strategy of promoting products with a strong health component, the Group is developing more and more complex products made from organic materials, especially probiotics. In the event that certain of Danone’s products are found, or are alleged, to have suffered contamination or deterioration, whether or not while such products were under Danone’s control, the Group’s net sales, results of operations and financial condition could be materially adversely affected. In addition, reports or allegations of inadequate product quality control with respect to certain products of other food manufacturers could negatively impact sales of the Group’s products. The Group believes that it has put in place measures to limit the risk of contamination, in particular through regular audits of its sites, alliances with scientific organizations of international standing and the implementation of zero tolerance quality assurance and food safety policies.

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

Seasonal consumption cycles and weather conditions may result in fluctuations in demand for some of the Group’s products and impact results of operations

Some of the Group’s product markets are affected by seasonal consumption cycles and weather conditions which can have a negative impact on the Group’s interim and annual results. In particular, bottled water and beverages experience peak demand during the summer months. As a result, the Group’s sales are generally higher during these months. Conversely, relatively cool summer temperatures, such as occurred in Europe in 2004, may result in substantially reduced sales of beverages, especially bottled water, and thus may have a material adverse effect on the Group’s results of operations.

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

The Group’s results of operations and financial condition could be harmed by changes in exchange rates

The Group publishes its Consolidated Financial Statements in euro. In addition, in 2005, approximately 51% of the Group’s consolidated net sales and approximately 60% of its trading operating income were in euro.

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

The Group’s dependence on key customers and increased market concentration could negatively affect the Group’s ability to achieve its targeted margins and reduce its competitiveness

While the final consumers of Danone products are individual retail customers, Danone sells its products principally to major retail and grocery chains. The distribution market has become increasingly concentrated. In 2005, the Group’s ten largest customers worldwide accounted in the aggregate for approximately 30% of the Group’s consolidated net sales. Six of those customers are French companies and the Group’s largest client, Carrefour, represented approximately 9% of the Group’s consolidated net sales in 2005. Any increase in the Group’s dependence on key customers or market concentration generally could negatively affect the margins and competitiveness of the Group.

The Group depends on a limited number of suppliers for certain products and services

In connection with its policy of optimizing its purchasing procedures, the Group centralizes the purchase of certain materials or sub-contracted services, such as the ferments used in the fresh dairy products activities or information technology services, from a limited number of suppliers. If these suppliers are not able to supply the Group with the quantities of materials the Group needs or if the suppliers are not able to provide services in the required time period, this could have a material adverse effect on the Group’s financial condition and results of operations.

Changes in governmental regulations could harm the Group’s business

As a producer of consumer foods and beverages, the Group’s activities are subject to extensive regulation by national authorities and international organizations, including regulation with respect to the environment, hygiene, quality control and tax laws. The Group’s activities may also be subject to all kinds of barriers or sanctions imposed by countries in order to limit international trade. The activities of the Group are also subject to increasingly restrictive regulation with regard to the protection of health and human safety, especially concerning assertions about the health benefits of products marketed by the Group. The Group’s activities could be adversely affected by any significant changes in such regulation. While the Group believes that it has put in place appropriate measures to limit the risks associated with these activities through a policy of environmental management, including, in particular, the establishment of regular inspections (industrial, environmental and quality control) at all of its sites, the introduction of higher standards or more stringent regulations could necessitate additional investment and result in substantial costs for the Group.

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

Competition may lead to a reduction of the Group’s margins and a decline in profitability

The markets for each of Danone’s main business lines are highly competitive markets in which large international groups and numerous local actors are present. In Western Europe, the markets served by Danone tend to be relatively mature and competition for market share is therefore particularly intense. With respect to the Group’s activities outside Western Europe, certain international food and beverage groups also have important positions in certain product lines and in certain emerging markets and seek to expand such positions or enter new markets. In addition, certain retail and grocery chains have developed their own private labels and certain of Danone’s customers also offer their own competing products, which could pose a commercial conflict between Danone’s customers as such and as direct competitors. As a result, the Group must continually strive to strengthen the selling power and premium image of its brand names, differentiate its products and improve the efficiency and management of its operations in order to maintain or increase its profit margins. Failure to remain competitive would have a material adverse effect on the Group’s operating results and financial condition.

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

The Group’s strategy relies significantly on acquisitions, which involve risks

The Group’s strategy is to become the leader in each of the markets in which it operates. Within the context of continued concentration in the food and beverage industry, this strategy involves the pursuit of external growth opportunities through acquisitions and alliances. These acquisitions and alliances could have a negative impact on the Group’s business if the Group is unsuccessful in the integration process or fails to achieve the synergies and savings it expects from these acquisitions. Furthermore, the relations with partners of the Group in certain entities are governed by documents or agreements that could allow certain decisions to be made with the agreement of such partners or without the agreement of the Group. Such restrictions could make it difficult for the Group to pursue its objectives through these entities. Finally, certain agreements signed with partners could subject the Group to put options, notably in the event of a change of control of the Group.

Item 4.    Information on Groupe Danone

History and Development

Groupe Danone is a société anonyme, a form of limited liability company, organized under the laws of the Republic of France. It was incorporated on February 2, 1899. Under Groupe Danone’s bylaws, revised in 1941, the Company’s existence is to last 141 years, i.e., until December 13, 2040, except in the event of earlier dissolution or extension. Its principal office is located at 17, Boulevard Haussmann, 75009 Paris, France, and its telephone number is (+33) 1.44.35.20.20. The Company’s agent in the United States is The Dannon Company Inc., located at 120 White Plains Road, Tarrytown, New York 10591-5536, USA.

The Company is registered with the Register of Commerce and Companies of Paris (Registre du Commerce et des Sociétés de Paris) under number 552 032 534.

The Company’s origins date back to 1966 when the French glass manufacturers, Glaces de Boussois and Verrerie Souchon Neuvesel, merged to form Boussois Souchon Neuvesel, or BSN. In 1967, BSN had sales of flat glass and glass containers of approximately € 150 million. In 1970, BSN began a program of diversification in the food industry and successively purchased Brasseries Kronenbourg, Société Européenne de Brasserie and Société Anonyme des Eaux Minérales d’Evian, which at the time were major customers of BSN for glass containers. As a result of these acquisitions, BSN became France’s market leader in beer and bottled water, as well as infant food, which was at that time one of Evian’s product lines. In 1973, BSN merged with Gervais Danone, a French dairy products and pasta group, thereby becoming France’s largest food and beverage group with consolidated sales in 1973 of approximately € 1.4 billion, of which 52% consisted of food and beverage sales.

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

In 1997, the Group’s management decided to focus on three core activities on a worldwide basis (fresh dairy products, beverages, and biscuits and cereal products). The Group has since completed several significant divestitures in grocery, pasta, ready-to-serve meals and confectionery activities, mainly in France, Belgium, Italy, Germany and Spain. In 1999 and 2003, the Group sold 56% and 44%, respectively, of the capital of BSN Glasspack, the holding company of its glass containers business, and, in 2000, the Group sold most of its European beer activities to different companies in the industry, including Scottish & Newcastle. In 2002, the Group sold Kro Beer Brands, owner of the brands Kronenbourg and 1664, among others; its Italian cheese and meat activities (Galbani); as well as its beer producing activities in China. In 2005, the Group sold its sauces activities in the United Kingdom and in the United States and, in January 2006, its sauces activities in Asia. In addition, in 2005 the Group finalized its exit from the European beer activities, selling its interest in Mahou. These divestitures since 1997 represented net sales of approximately € 5.9 billion in the aggregate.

This strategy enabled Danone to concentrate its financial and human resources on product lines with strong commercial potential and in which the Group holds leading world positions as well as to pursue its expansion outside Western Europe through internal growth and strategic acquisitions.

Since 1998, the Group has been organized around three core activities:

•	fresh dairy products, including yogurts, dairy desserts and infant foods, representing approximately 55% of consolidated net sales;

•	beverages, representing approximately 27% of consolidated net sales; and

•	biscuits and cereal products, representing approximately 18% of consolidated net sales.

Key Events in 2005

The Group’s revenue in 2005 amounted to € 13,024 million, an increase of 6.1% compared to 2004. At constant exchange rates and scope of consolidation, growth in revenue was 6.7%. Trading operating margin, which increased for the eleventh consecutive year, by 25 basis points in 2005, reached 13.35% compared to 13.10% in 2004, in spite of a large increase in the cost of transport and the price of raw materials, in particular, plastics.

As part of its strategy of maintaining profitable growth of its businesses, the Group concluded the following transactions:

•	In January 2005, the Group finalized the sale of Italaquae (Beverages in Italy) and proceeded with the contribution of its biscuits activities in Argentina and Brazil to Bagley LatinoAmerica formed with the Arcor group.

•	In April 2005, the Group and The Coca-Cola Company signed an agreement modifying the terms of their partnership for the distribution of the Group’s bottled water in North America. Under this agreement, The Coca-Cola Company repurchased the 49% interest in CCDA Waters held by the Group.

•	In August 2005, the Group sold its sauces activities in the United Kingdom and the United States, generating a net capital gain of € 473 million, and announced that it was in the process of selling its sauces activities in Asia.

•	In November 2005, following the decision to exit the Home and Office Delivery (“HOD”) water business in the United States, the Group sold the assets held by DS Water, LP to the Kelso investment fund. The agreement signed with Kelso also included the concurrent repurchase by the Group of the interest held by the Suntory group in DS Waters, LP pursuant to the put option granted by the Group to Suntory. This sale was finalized in November 2005 and generated a net loss of € 313 million.

•	In December 2005, the Group finalized its exit from the European beer business with the sale of its minority interest in Mahou. This sale generated a net gain of € 292 million.

Furthermore, in 2005, following rumors of a public tender offer for the Company, the Autorité des Marchés Financiers (the “AMF”) opened an investigation which did not result in a complaint due to failure to establish a breach in the regulations of the AMF.

Finally, at the end of 2005, the Group performed its annual impairment review of its long-lived assets. As a result of this review, the Group recorded an impairment charge of € 53 million related to the goodwill of Danone Waters of Canada (HOD Water in Canada) and a charge of € 51 million relating to its minority investment in Bakoma (Fresh Dairy Products in Poland) (see Notes 5 and 7 to the Consolidated Financial Statements).

Business Overview

Danone is one of the world’s leading food companies, with worldwide sales and operating income of approximately € 13 billion and € 1.7 billion, respectively, in 2005. By volume, Danone is the world’s leading producer of fresh dairy products, the second largest producer of biscuits and cereal products and the co-leading producer of packaged water. Danone’s portfolio of brands and products includes national and international market leaders such as Danone (Dannon in the United States), the world’s leading brand of fresh dairy products; Evian, the world’s leading brand of bottled still water; Volvic, the Group’s other major international brand of bottled still water; LU, Europe’s leading biscuits brand; Wahaha, the leading Chinese brand of bottled water; and Aqua, the leading brand of packaged water in Indonesia. In addition, the Group is also present in the infant food market in France through its subsidiary Blédina. Overall, approximately 80% of world sales were realized through leading positions in local markets.

The Group’s strategy of international expansion, through both internal and external growth, has led to a significant increase in net sales outside Western Europe. These sales represented 48% of total net sales in 2005 compared to less than 15% in 1995.

The brand name Danone (Dannon in the United States) currently represents approximately 48% of the Group’s net sales and experienced growth of close to 7% in 2005 at constant exchange rates and scope of consolidation. In addition to fresh dairy products, the brand has been extended to certain other products, such as bottled water in the United States and certain European countries as well as biscuits in Asia. Four of the Group’s brands (Danone, LU, Evian and Wahaha) represent approximately 67% of the Group’s net sales. These four brands had a growth rate in net sales at constant exchange rates and scope of consolidation of close to 7% in 2005.

In addition, the Group has developed two probiotic dairy product lines known under the names Actimel on the one hand and Activia and Bio on the other, as well as a line of low-fat products, under the names Taillefine, Vitalinea, and Ser. Theses brands, which are progressively being extended to all countries in which the Group is present, represented 48% of the Group’s growth in net sales in 2005.

Danone’s main product for export is bottled water, mainly under the brand names Evian and Volvic. Evian was exported to more than 120 countries in 2005 and has strong market shares in the United Kingdom, Germany and Japan. Volvic is the leading still mineral water brand in Germany and the leading imported water in Japan.

The Group also has a strategy of internal and external growth aimed at establishing a geographic equilibrium between developed and emerging countries. In this context, the Group has identified new geographic regions (“Nouvelles Frontières”) which constitute areas of growth: China, Indonesia, Mexico, Russia and the United States in fresh dairy products. These new geographic regions represented 25% of the Group’s net sales in 2005.

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

Net sales growth at constant exchange rates and scope of consolidation is expected to continue to be a leading force for improving the Group’s economic performances, due to the continuing leadership of products generating a favorable mix effect and the achievement by the Group of a critical size in several emerging markets. Concurrently, the Group will continue to promote numerous initiatives aimed at increasing its global efficiency and widespread appeal. In a difficult international economic climate and in the absence of a significant crisis, Danone expects that its consolidated trading operating margin at constant exchange rates and scope of consolidation should improve by between 20 and 40 basis points in 2006 and that current net earnings per share should increase by more than 10%.

The Group will continue its policy of making acquisitions in order to consolidate current positions and to hold leading local market positions in each of its business lines. With significant free cash flow (defined as cash flows provided by operating activities less capital expenditures net of disposals) and a level of net debt (defined as current and non-current financial liabilities less cash, cash equivalents and marketable securities) representing less than one year of cash flow provided by operations (excluding financial liabilities linked to options granted to minority stockholders), the Group possesses the necessary resources to sustain its growth.

Products and Markets

The tables below show, for each of the years 2004 and 2005, consolidated net sales and trading operating income by principal geographic areas and business lines.

Geographic Areas

	Year ended December 31,
	2004		2005
	(millions of €, except percentages)
Net Sales(1)
Europe(2)	8,096	66.0%	8,179	62.8%
Asia	1,965	16.0%	2,235	17.2%
Rest of the World	2,212	18.0%	2,610	20.0%

Total	12,273	100.0%	13,024	100.0%

Trading Operating Income(1)
Europe	1,209	75.2%	1,266	72.8%
Asia	259	16.1%	256	14.7%
Rest of the World	220	13.7%	314	18.1%
Unallocated income (expense)(3)	(80)	(5.0)%	(98)	(5.6)%

Total	1,608	100.0%	1,738	100.0%

(1)	Net sales or trading operating income of the Group’s subsidiaries after elimination of sales between companies belonging to the same area and elimination of inter-region sales.
(2)	France represented approximately 35.3% of net sales for Europe in 2005 (36.8% in 2004).
(3)	Unallocated income (expense) represents the balance of Group income (expenses) that have not been allocated to any specific operating division.

Business Lines

	Year ended December 31,
	2004		2005
	(millions of €, except percentages)
Net Sales(1)
Fresh dairy products	6,510	53.0%	7,184	55.1%
Beverages(2)	3,201	26.1%	3,473	26.7%
Biscuits and cereal products(3)	2,562	20.9%	2,367	18.2%

Total	12,273	100.0%	13,024	100.0%

Trading Operating Income(1)
Fresh dairy products	917	57.0%	1,019	58.6%
Beverages(2)	493	30.7%	474	27.3%
Biscuits and cereal products(3)	278	17.3%	343	19.7%
Unallocated income (expense)	(80)	(5.0)%	(98)	(5.6)%

Total	1,608	100.0%	1,738	100.0%

(1)	Net sales or trading operating income of Danone’s subsidiaries after elimination of sales between companies belonging to the same division and elimination of intra-group sales. Intra-group sales consist of sales of products between companies that are in different divisions. Intra-group sales were € 20 million and € 21 million for the years 2005 and 2004, respectively.
(2)	The beverages businesses in Italy, sold in January 2005, were only consolidated in 2004.
(3)	In 2004, the biscuits businesses in the United Kingdom and Ireland, which were subsequently sold, were only consolidated during the first nine months of the year. In addition, the biscuits business in Latin America were only consolidated in 2004.

Fresh Dairy Products

With net sales of fresh dairy products in 2005 of approximately € 7.2 billion, representing approximately 4.1 million tons, Danone is the leading producer of fresh dairy products worldwide, with approximately 18% of the world’s market share and a weighted average market share of approximately 30% for its consolidated subsidiaries in 30 countries, which is four times more than its closest competitor. Danone’s principal products in this business line are yogurts and similar products which, together, accounted for close to 95% of Danone’s total net sales of fresh dairy products in 2005, with the remainder represented by infant food sold principally in France under the Blédina brand.

Principal Markets.    Sales in Europe accounted for 70% of net sales of fresh dairy products and sales in the Rest of the World accounted for 30%. Danone’s principal markets for fresh dairy products in Europe are France, Spain, Germany, the Benelux countries and Italy, which together accounted for approximately 50% of Danone’s sales of fresh dairy products in 2005. In the Rest of the World, the Group’s principal markets are the United States, Mexico and Argentina.

In France, Danone is the market leader for fresh dairy products with over one-third of the total market. Danone markets yogurts and similar products and other fresh dairy products principally under the Danone brand name. The Group is also the market leader in France for infant food with its brand Blédina. Sales in France experienced negative growth in 2004 and 2005 due primarily to difficult consumption conditions in France and competing retail and discount brands.

In Spain, Danone has a 56.33% interest in Danone S.A., Spain’s leading producer of fresh dairy products with a share of the Spanish market of approximately 46%. Danone is also the leading producer of yogurt in Italy, with a market share of approximately 25%.

In Germany, Danone is the leader in a relatively fragmented market. Danone also markets its products in Belgium and Portugal where it holds leading positions through locally established production subsidiaries and in The Netherlands, Denmark, the United Kingdom, Austria, Switzerland, Finland, Sweden and Greece through marketing subsidiaries and franchises that sell Danone’s product lines.

With the acquisition of the brand Shape in August 2002, the third-leading brand of low-fat fresh dairy products in the United Kingdom, Danone has become the second largest player in the fresh dairy product market in the United Kingdom.

In Eastern Europe, Danone is the leading producer of fresh dairy products in Poland, Hungary, the Czech Republic, Bulgaria, Romania and Turkey. In each of these countries, the Danone brand name has one of the highest levels of brand awareness in the food market. The Group holds the second-leading position in Russia, a country where the Group’s production capacity is currently being increased and that is one of the Group’s “Nouvelles Frontières” countries due to its potential for growth. In addition, the Group has a market presence in the Ukraine, Croatia and the Baltic countries.

Danone is the leading producer of fresh dairy products in terms of both net sales and volumes in Latin America. Danone is in a leading market position in Mexico, Argentina and Brazil. In North America, the Group occupies the leading position in Canada and the number two position in the United States. The fresh dairy products business in the United States, which includes the Dannon Company and Stonyfield Farm, the leader in the market for organic products, is one of the “Nouvelles Frontières” countries due to its potential for growth.

In the Asia-Pacific region, Danone is present in Australia and Japan through licenses or joint ventures. In 2003, the Group reinforced its presence in Japan with the acquisition of an additional equity interest in Yakult, with which the Group entered into a partnership in the beginning of 2004 with the objective of strengthening their global leadership in probiotics and further accelerating the growth of both companies in the functional food and beverage market. Through this partnership, a joint venture was formed in India in 2005, Yakult Danone India Private Limited, with the goal of developing the Indian market in probiotics. Through its association with Shanghai Bright Dairy in China, Danone is pursuing the establishment of the Danone brand in a still relatively small market where the Activia brand was launched at the end of 2005. In 2005, the Group opened a new research and development center in Shanghai aimed primarily at facilitating its entry into the fresh dairy products market in Asia.

In 2005, the Group reinforced its presence in the North Africa/Middle East region, notably in Egypt, where it acquired the company Olait, and in Saudi Arabia, where it gained control of the Al Safi Danone Company which is the leader in its market. The Group also has minority interests in major producers of fresh dairy products in Morocco, Algeria, Tunisia and Israel, which all have leading positions in their respective countries. In addition, the Group is present in South Africa, with a majority interest in Danone Clover.

Principal Brand Names.    The Group has developed two lines of probiotic dairy products known under the names Actimel on the one hand and Activia and Bio on the other, a line of low-fat products, under the names Taillefine, Vitalinea, and Ser, and a line of “fromage frais” designed for children, known as Danimo, Danimals and Petit Gervais.

Driven by health consciousness and numerous scientific discoveries, the probiotic market is one of the most dynamic in the fresh dairy product segment. Actimel, a probiotic dairy product that helps to strengthen natural defenses, has been produced for over 10 years and continues to exhibit strong growth in sales. Net sales at constant exchange rates and scope of consolidation increased by more than 19% in 2005, reaching nearly € 890 million. The growth of Actimel, which in 2005 represented nearly 18% of the Group’s growth in net sales, derived 63% of its growth from four countries: Spain, Germany, the United Kingdom and Italy. Furthermore, the strong rates of growth recorded in 2005 in Argentina, Poland and Russia confirm the potential of this type of product in emerging countries. Similarly, the line of probiotic products to facilitate intestinal digestion, marketed under the name Activia, experienced strong growth during the last years. Its net sales at constant exchange rates and scope of consolidation increased by nearly 36% in 2005, reaching nearly € 845 million. The growth was especially strong in Eastern Europe, Germany, the United Kingdom, Mexico and Brazil. The product line, which is expected to be introduced in additional countries, was launched in the United States in January 2006.

Petit Gervais aux Fruits, the “fromage frais” designed for children, is now consumed in thirty-five countries. This growth has been driven by a strategy of constant innovation and local adaptation (from one country to another the product line has different names: Danonino, Danimals, Petits Gervais). Its net sales at constant exchange rates and scope of consolidation increased by nearly 8% in 2005, reaching nearly € 736 million. Furthermore, in 2004, Petit Gervais aux Fruits underwent an organoleptic renovation and nutritional adaptation. A series of studies was performed on children aged five to eight in thirty-five countries where this product is sold in order to identify consumer preferences. These studies were incorporated in the development of new flavors in each of these countries.

New Products.    Danone is continuously involved in the introduction of new products while trying to develop, as quickly and widely as possible, a worldwide market for high-potential products. At the same time, Danone is continuously reviewing or relaunching some of its key existing products to better meet consumer demand in terms of recipes, formats or packaging. The dynamism of the segment is strongly linked to its capacity to deploy, extend and adapt global concepts very rapidly in numerous countries with its varied product lines.

In 2005, several launches confirmed the ability of this segment to innovate and adapt global concepts to the local market:

•	In the United States, the Group launched the beverage DanActiv, a probiotic dairy product that is the local variety of Actimel, in three cities.

•	In Canada, the Group launched Cardivia, the first non-fat yogurt enriched with omega-3 fatty acids. According to early studies, omega-3 fatty acids plays an important role in cardiovascular health.

•	In France, the Group renewed the Taillefine line and successfully launched the Taillefine “double zero” line (0% added sugar and 0% fat) as well as the infant brand Mon Premier Danone, which is aimed at infants of 6 to 24 months of age.

In addition, in January 2006, the Group launched in France Senja, a 100% soy product, with no lactose or cholesterol.

Market Trends.    Overall, the market for fresh dairy products on a worldwide basis has grown steadily over the past several years. This market has grown continually in Western Europe, driven by the innovative and dynamic nature of health-oriented products. In the United States, the fresh dairy products market has increased over the past few years, making this product line one of the most dynamic in the country’s food industry. Danone has the number two position in this market. Emerging markets have generally enjoyed favorable conditions, particularly in Turkey, Argentina and Mexico. Management believes that the introduction of new products, particularly health-oriented products, infant foods and drinkable versions, will allow Danone to continue to improve its market position. In addition, management believes that premiums often associated with innovative products will help raise the total value of the market for fresh dairy products.

Danone expects to see continued growth in demand for infant food in France, driven in part by trends toward increased consumption of convenience foods under the influence of new lifestyles and the success of new and innovative product lines that combine practicality and nutritional quality.

Beverages

Danone’s beverage activities comprise natural water, “Aquadrinks” (flavored natural water and tea beverages) and functional beverages. In 2005, net sales of beverages were € 3.5 billion, of which 40% were in Europe, 47% in Asia and 13% in the Rest of the World.

Danone is the co-leading producer of packaged water in the world based on volume, with two of the five leading brands of bottled water in the world (Evian and Volvic) as well as the leading brand of packaged water in the world (Aqua in Indonesia). With approximately 19 billion liters of packaged water sold in 2005, Danone has a market share of approximately 12%. Danone is also the second-leading producer of packaged water in Europe, the leading producer of packaged water in Asia-Pacific and a major actor in Latin America.

Principal Markets and Brand Names.    The Group maintains strong market shares in Western Europe, where there is a long tradition of consumption of still and sparkling bottled water. Danone’s principal market for bottled water is France, where Danone has approximately 22% of the national market in terms of volume, mainly through its Evian, Volvic, Badoit, Salvetat and Arvie brands. Danone is also the leading producer of bottled water in Spain, with over 21% of the Spanish market through its Lanjarón, Font Vella and Fonter brands. In the United Kingdom, where the still water market is experiencing strong growth, the Group has a leadership position with a market share close to 28%, due to its Evian and Volvic brands. In Germany, the Group is the leader in the market for still water with a market share of approximately 24%. Furthermore, with the formation of The Danone Springs of Eden BV in 2003 with Eden Springs Ltd, the Group holds the number two position in the European HOD water market.

In Eastern Europe, Danone is the market leader in Poland, the largest market in the region, with Zywiec Zdroj and Polska Woda, a joint venture entered into in 2000 with the Italian group San Benedetto. In addition, Danone reinforced its presence in Turkey with the repurchase at the end of 2003 of the 50% interest held by its partner Sabanci in Danone Hayat.

In North Africa and the Near and Middle East, the Group is present in Morocco, where it acquired in 2001, in collaboration with the Moroccan conglomerate ONA, a 30% interest in Sotherma, a leader in the bottled water market in Morocco.

The Group is present in the United States in the premium bottled water market through its brand Evian which has been marketed by The Coca-Cola Company since July 2002. In 2005, the Group and The Coca-Cola Company reached an agreement providing for an increase of approximately 20% in expenditures for advertising and promoting Evian products, as well as the sale to The Coca-Cola Company of Danone’s interest in CCDA Waters, a company formed in 2002 to sell the Group’s bottled water products in the United States. After a strategic review of the prospects for the development of the local HOD market, the Group decided to disengage from this activity in the United States. The Group sold the assets held by DS Water, LP to the Kelso investment fund. The agreement signed with Kelso also included the concurrent repurchase by the Group of the interest held by the Suntory group in DS Waters, LP pursuant to the put option granted by the Group to Suntory.

In Canada, the Group occupies a strong position in the bottled water market, with its Crystal Springs, Labrador, Naya and Evian brand names. The Group also has a leading position in the HOD water market.

In Latin America, Danone is the market leader in packaged water. With a 36% market share, the Group is the leader in the bottled water market in Mexico through Bonafont, the leading Mexican producer in this market. The Group also holds a 50% interest in Pureza Aga, a major actor in the Mexican HOD water market. In addition, the Group reinforced its presence in the large container water market in Mexico through the acquisition of Bonafont Garrafones y Servicios in 2004. Based on size, the Mexican bottled water market is one of the largest markets worldwide and the largest emerging market. The Group also has a leading position in the bottled water market in Argentina with the Villa del Sur and Villavicencio brands and is the market leader in Uruguay with the Salus brand.

In Asia, Danone is the clear leader in packaged water with a market share of approximately 20% in the region.

In China, the Group is the market leader with approximately 25% of the packaged water market where it sold more than 4 billion liters in 2005, primarily under the Wahaha and Robust brands. The Group is also the market leader of dairy drinks in this country and is a major actor in the cola and ready-to-drink tea markets.

In Indonesia, the Group holds a 74% interest in Aqua, which is the clear leader in the country with more than 50% of the market. A significant part of its revenue is achieved through the sale of water in large containers. In 2005, the brand name Aqua had the leading position in the worldwide packaged water market with more than 4.5 billion liters of water sold.

In Japan, in September 2002, the Group entered an agreement with Mitsubishi Corp. and Kirin Beverage Corp., one of the leaders in the Japanese beverage market, with the aim of accelerating growth of the Volvic brand in Japan and participating in the growth of the domestic segment of the market. The Group is the leader by value in the bottled water market in Japan and has a dominant position in the “premium” segment with its imported water brands Volvic and Evian.

New Products.    Once again, innovations contributed significantly to growth, and the Group confirmed its ability to respond to the development of consumption trends in 2005.

In the natural water segment, the Group’s objective is to make the health aspects of its products more visible to its consumers. In Mexico, the brand Bonafont focused its advertising on the elimination benefits of its spring water. Furthermore, with the goal of creating new consumption habits, new formats or packaging were introduced, such as the 50 cl Evian bottle launched in France in 2005.

The “Aquadrinks” segment (flavored water based on natural water and tea beverages), where sales have been particularly strong, expanded its range of product types and brands. In Mexico, Levite, the flavored water launched in 2002, represented more than 25% of Bonafont’s 2005 sales. In Spain, Poland and Turkey, the Group successfully launched a brand of flavored water during 2005. Due to its innovations, the Group holds approximately 50% of the flavored water market in France, notably the Volvic and Taillefine brands. In addition, in 2005, the Group expanded its Volvic Thé line with new flavors and occupies the second leading position in the tea beverage segment.

The functional beverage segment, another area of development, had significant growth in 2005. After the success of the Ser brand in Argentina, which is the local leader in diet beverages, in 2005 the Group launched the Taillefine Fiz line in France, which is now the second leading brand in the French diet beverage market. This brand is expected to be expanded to additional countries in 2006. In Asia, the Group continues to introduce Mizone, a functional beverage launched in Indonesia in 2005. The Group has also launched new products in this region, such as Nutri-express in China and Just Juice Bubbles in New Zealand.

Market Trends.    Packaged water is one of the most dynamic segments of the world’s food market due to consumption trends favoring safety and health. Despite already relatively high levels of per capita consumption, the European market, the largest in the world, continues to experience sustained growth. Outside Western Europe, the global trend in consumption of bottled water has shown a regular progression. Certain countries which already have a significant market, including China and Indonesia, are experiencing double-digit growth rates. The segment of water-based, slightly sweetened, refreshment drinks is a growing market and flavored water is expected to represent a significant portion of the growth of the segment. Likewise, functional beverages are expected to be one of the areas of growth in the segment in the years to come.

Biscuits and Cereal Products

With net sales in 2005 of approximately € 2.4 billion, representing approximately 1.1 million metric tons, Danone is the world’s second-leading producer of biscuits and cereal products. Danone’s biscuit products include cookies, which represent more than half of the segment’s net sales, as well as savory snacks, crispbreads and crackers, and packaged cakes. The segment retains a strong potential with, in certain regions, rates of growth higher than the average for other food segments.

Principal Markets and Brand Names.    In 2005, sales in Europe accounted for 75% of biscuit and cereal products net sales and sales in Asia accounted for 25%.

Danone’s main product lines are marketed under the LU brand name, which accounts for more than 45% of the segment’s net sales and which has a dominant position in Western Europe. The Danone brand name is used in Asia, especially in China and Indonesia. The Group also has various local brands worldwide resulting from the many business acquisitions carried out by the Group over the past 15 years.

In Western Europe, Danone is the market leader and has strong leading positions in France, the Benelux countries, Greece and Finland. In Italy and Spain, the Group is number two in the market. The Group is no longer present in the United Kingdom and Ireland following the disposal in 2004 of its biscuits businesses in these countries.

In Eastern Europe, Danone is the clear market leader with a strong position in Russia, Poland, Hungary, the Czech Republic and Slovakia.

In Latin America, Danone is an important biscuit and cereal products actor with a strong presence in Brazil and Argentina. In April 2004, the Group and the Arcor group signed an agreement aimed at merging their biscuits businesses in South America, thus forming the leading player in the market in that region. Bagley LatinoAmerica, the newly formed company to which the Group transferred the biscuits activities of Danone Argentina and Danone Brazil in January 2005, is 49% held by the Group.

In the Asia-Pacific region, Danone is the market leader for biscuits and cereal products. One of the Group’s objectives in this segment is to develop nutritional products that are affordable to everyone. In order to achieve this objective, the Group is striving to develop product formats that are adapted to the budget of the average consumer. Danone has very strong positions in China and India, two of the top three largest biscuit and cereal product markets in the world in terms of volumes consumed. In the biscuits and cereal products segment, Danone is the leading brand in China and Britannia is the leading brand in India. Danone also has leading positions in Malaysia. In Indonesia, the Group continues to reinforce its growth in the biscuit market under the Danone brand name. The Group was also present in New Zealand through its subsidiary Griffins, which was sold in early April 2006.

New Products.    Danone’s strategy for innovation tends to emphasize the nutritional qualities of biscuits, the establishment of additional eating times throughout the day and the promotion of affordable products in the segment, especially in the Asia-Pacific region. Furthermore, in 2004 and 2005, the strategy for the segment in Europe mainly consisted of renewing certain existing products, with the goal of improving quality and taste in order to differentiate them from competing brands. This strategy depends mainly on enriching the cereal content of its products and reducing the amount of sugar and fat, as well as developing complete cereal products.

The breakfast product line (“Petit Déjeuner”) continued to be deployed across Europe and has an increased number of varieties. Launched in 1999, this line targets breakfast, a mealtime during which the consumption of biscuits remains minor. The biscuits of this line take advantage of the concept of “Long Lasting Energy” (“Energie à Diffusion Progressive”) developed by Danone Vitapole, which has been validated by international experts. The research and development teams of the Group have been able to show that certain complex sugars in cereals are digested slowly and over an optimal length of time release the necessary sugars for the healthy functioning of the body and brain. This nutritional advantage, the result of an original combination and formulation of the biscuit, including preparation and cooking, has been included in the Prince Petit Déjeuner line, targeted at the youth market, as well as the LU Petit Déjeuner, its equivalent for adults. Launched successfully in France, the line has also been developed in Belgium, Holland, Italy and Spain, and for the past few years has expanded into Hungary, Russia, Poland and the Czech Republic. In 2004, the segment expanded its Petit Déjeuner line with the launch of its first low-fat cookie product.

In addition, at the end of 2004 the segment reinforced its strategy of offering nutritional products accessible to everyone. After the success of Biskuat in Indonesia, the segment launched Ja Gai in China, a nutritionally enriched product, primarily in calcium, at a price of € 0.15.

Nutrition and Health

The Group’s strategy depends on the development of products with a strong nutrition and health component. The Group believes that nutrition plays an important formative role in health and well-being. This conviction has been reaffirmed year after year and inspired Danone’s Food, Health and Nutrition Charter, which was published in March 2005. This charter reaffirms the five convictions and nine commitments of the Group in nutrition and health. The nine commitments include the application of research to nutrition and health, dialogue with scientists, sharing of knowledge with the scientific world, health professionals and informing consumers, primarily through nutritional labeling of products.

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

In 2000, Danone significantly revised its research and development policy to transform it into a major competitive advantage of the Group. To increase efficiency, speed and communication within the Group, the research and development teams have been grouped together in one global multidisciplinary center, Danone Vitapole Daniel Carasso (recently renamed the Danone Research Center Daniel Carasso), incorporating the three main business lines, and research has been refocused on a limited number of strategic projects. This center, located in the Paris region, has been operational since mid-2002 and employs approximately 550 researchers, engineers and technicians, supported by 250 people throughout the world. Also, as part of its strategy aimed at further accelerating growth in the functional food and beverage market, in the beginning of 2004 the Group concluded an agreement with Yakult Honsha, the world leader in the market for probiotics. As part of this agreement, a liaison office was created between the Group and Yakult for facilitating joint projects, particularly in the areas of research and development. Finally, in 2005, the Group opened a new research center in Shanghai. The purpose of this center is to develop products that deliver the nutrition and health benefits needed locally and that are adapted to the tastes of Asian consumers, in particular, Chinese, Indonesians and Indians. It will thus allow the Group to introduce its leading brands and concepts by adapting them to local specificities, in terms of ingredients as well as texture and taste. The opening of this center reflects the Group’s objective of developing its activities in Asia, and particularly to increase its position in the fresh dairy products market. The center complements the research and development activities of the Group in Asia, which already includes three entities: a center in Shanghai dedicated to the biscuits business and two centers dedicated to beverages for China.

In order to conduct basic research related to nutrition, flavor and food processing and preservation, Danone regularly collaborates with outside entities such as universities and specialized public research centers. The Group benefits from the expertise of external scientific committees on strategic themes, such as the committee of experts on probiotics or the Evian Center for Water. Furthermore, the Group maintains permanent relations with the scientific community in order to better understand nutrition issues and to stay informed of the latest developments in research. This permanent dialogue with scientists as well as the support of research constitute two of the commitments made by the Group in its Food, Health and Nutrition Charter.

Danone has also established an international prize to reward research in nutrition or major contributions to public health. Product development and improvement is the responsibility of the Group’s research and development teams, which apply the results of both internal and outside research. Furthermore, the sixteen Danone Institutes worldwide contribute to public awareness regarding nutrition through their activities for the benefit of professionals in the fields of nutrition and healthcare and have launched several projects for researchers and practitioners. In 2005, the Group formed a partnership to last a minimum of four years with the Pasteur Institute in order to improve understanding of the mechanism of action of probiotics. Finally, in 2005, the Group participated in the 18th International Congress of Nutrition in South Africa. Through its participation in this event, which takes place every four years, the Group reaffirmed its willingness to build a permanent relationship with the scientific community and to participate in the progress of science by developing initiatives in the fields of nutrition and health.

In 2005, Danone spent € 123 million (€ 129 million in 2004) on research and development, representing close to 1% of total net sales.

Purchasing

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

Food Raw Materials.    Milk represents the most important food raw material for the Group in terms of cost. In each country where Danone requires milk for the production of its dairy products, the Company’s operating subsidiaries generally enter into contracts with individual local milk producers or dairy cooperatives. In Europe, the price of milk is essentially fixed by the European Union or supported by various national governments through quotas and customs charges such that only a small portion of purchases is directly subject to fluctuations in the worldwide market. In 2005, milk prices remained relatively stable in Western Europe, but remained on an upward trend in Eastern Europe and the Americas. Purchasing of other food raw materials, mainly fruit mixtures, sugar, cocoa, flour and vegetable oils, is managed through global or regional purchasing programs, allowing for synergies in terms of volumes and skills. Purchases of sugar and cocoa are closely monitored because the market structure for these products is highly concentrated, with a small number of intermediaries controlling a substantial portion of total supply.

Packaging Raw Materials.    The Group also manages its purchases of packaging raw materials through global or regional programs in order to optimize shared knowledge and volume effects. Factors that influence the pricing of packaging materials include international and regional supply and demand, economic cycles, installed production capacities and oil prices. The price of PET and plastics, which are among the most significant packaging raw materials purchased by the Group, varied widely in Europe and Asia in 2004 and 2005, mainly due to the fluctuation in the price of oil. The other significant raw materials used for packaging (such as cardboard) did not experience significant change in prices at the Group level during the year.

Organizational Systems and Information Technology

In 2004, the Group established an information systems organization which allows the optimization and rationalization of information technology investments while taking advantage of global synergies.

Project Themis

For several years, the Group has been in the process of implementing an integrated information system (Themis) through an SAP framework. The year 2005 was marked by significant deployments in the beverages segment, primarily in England and France, as well as in the fresh dairy products segment in Portugal and Mexico. In 2005, approximately 57% of worldwide sales are from subsidiaries that have implemented Themis.

With the continued deployment of Themis, new projects are being studied in other operational areas, such as the management of warehouses and inventories or the management of industrial maintenance. These extensions are expected to be implemented in pilot sites in 2006 (United States for management of inventory, France and Germany for industrial maintenance) and should be implemented in the Group’s other subsidiaries beginning in 2007.

After a pilot phase in three plants (Biscuits in the Czech Republic, Beverages in France and Fresh Dairy Products in Poland), the ISIS project (industrial performance piloting project) is also being deployed in various industrial sites of the Group.

Research and Development

In research and development, speed of conception and bringing a product to market as well as ensuring its launch are important factors of success. The establishment of the Artemis system allows research teams to accelerate the phases of conception and ensure product launches, offering in one device all of the nutritional and food safety information related to the ingredients used by Danone, as well as a tool to aid in product formulation. It is currently being deployed in various operational units of the Group.

eSupply Chain

For several years, the Group has been optimizing its purchases, with the goal of improving upstream efficiency as well as collaboration with its suppliers. This effort was made concurrently with the formation of CPGmarket in 2000 with Nestlé, Henkel and SAP. CPGmarket was sold to Accenture at the end of 2004. It offers to suppliers and purchasers a range of technological solutions, such as electronic quotes and online bids (eSourcing) as well as a transactional platform for exchanging EDI messages for online transfer of documents, from ordering to invoicing (eSupply Chain). Currently, over 40 subsidiaries of the Group use the CPGmarket’s eSourcing software for over 50% of their purchases on all markets. The Group is also in the process of deploying the eSupply Chain software, and in 2005, 105 supplier-purchaser “pairs” were put in place. This program will be extended in 2006 and 2007 to all of the Group’s subsidiaries in Europe and North America, over 50 industrial sites.

Sales and Marketing

In sales and marketing, various projects in 2005 allowed the Group to develop its knowledge in order to ensure improved performance for its customers, in particular:

•	the creation of Internet sites allowing the sharing of information about the Group’s products—www.danonefoodservice.com,

•	the creation of a marketing database allowing collaborative work among the agencies, the creators of the product and the marketing teams, and

•	the deployment of a business control system at points of sale in several major markets.

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

Such trademarks, brand names, models, copyrights, licenses, patents, proprietary recipes and know-how, which are held by the Company and several entities throughout the Group, represent major commercial assets for Danone. The Group is committed to taking appropriate legal steps to protect and exploit such intellectual and industrial property. See “Item 3. Key Information—Risk Factors—The Group may not be able to adequately protect its intellectual property rights.”

Risk Management Policy

The Group maintains an active risk management policy to preserve the investment of shareholders and the interests of employees, consumers and the environment. The policy is based upon identification and control of risks in conjunction with a global policy of insuring goods and potential liabilities.

Since 2002, the Group has had in place a global risk identification policy (with a specific application called “Vestalis”) by charting major operational risks which allows the classification of problems in terms of the risks’ frequency of occurrence and their financial impact on the Group. Vestalis has been deployed or is in the process of being deployed in 67 of the Group’s subsidiaries, which represents approximately 88% of the Group’s net sales in 2005. This chart allows the identification of risks and weaknesses in the entire process, to group them by country or business segment and to define corrective actions, which may be local or global, as applicable.

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

Customers, Distribution and Marketing

Customers

While end consumers of Danone products are individual retail customers, the principal portion of Danone’s sales are to major retail and grocery chains. The retail industry has become increasingly concentrated over the past several years. In many markets, the Group’s three largest clients represent a significant portion of net sales. This concentration, particularly advanced in Europe, is expected to increase in North America and in emerging countries. In 2005, the Group’s 10 largest customers worldwide, of which six are French retail groups, accounted in the aggregate for approximately 30% of total consolidated net sales. Danone’s largest client alone, Carrefour, accounted for approximately 9% of consolidated net sales in 2005.

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

In emerging countries, particularly in Asia and Latin America, a large portion of Danone’s sales is made through traditional market outlets or through smaller distribution networks that are most often controlled by the Group. A strong distribution structure is a competitive factor in those countries in which traditional businesses and independent supermarkets still represent a significant share of food sales. In Latin America, a significant amount of sales of fresh dairy products are made through local networks. In Argentina, the Group benefits from a distribution network which enables delivery to over 75,000 sales points through a fleet of 1,000 trucks. Similarly, in Indonesia, the beverages subsidiary Aqua has built a distribution network by signing agreements with 70 exclusive distributors, who account for 80% of deliveries. This amounts to a total of 10,000 trucks stamped with the Aqua name, circulating in Indonesia every day to supply 1.3 million points of sale.

In recent years, the Group has built leadership positions in the market for water in large containers in Latin America, Asia and, more recently, in Europe. This business requires a direct relationship with the consumers (for example, Home and Office Delivery (“HOD”) in Europe) or through franchised retail shops (for example, Robust in China).

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

For several years, the Group has been following a policy of resource optimization by focusing on a few brands in order to maximize efficiency. Accordingly, more and more products have been introduced under leading brand names such as Danone or Taillefine/Vitalinea, currently used for fresh dairy products, beverages and biscuits and cereal products. In addition, each subsidiary of the Group annually conducts a segmentation study of its brand portfolio using internal methods in order to optimize the allocation of advertising budgets.

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

The Group believes that direct marketing, which aims at creating direct contact with consumers, will continue to develop rapidly. This strategy, in France, is oriented around a centralized database, which contains 4 million French households and which allows the Group to regularly communicate with its consumers through personalized mailing campaigns that are adapted to consumer profiles. In January 2006, this marketing initiative was renewed with the launch of “Danone and you.” This new communication method aims to supply consumers with more information, advice and transparence on their food products. This program includes, notably, an annual guide devoted to nutrition and health and a Danone and you magazine focused on families with children, as well as a dedicated Internet site.

Food Safety and Quality Management

Food Safety

Food safety is a paramount consideration for Danone. Over the last several years, the Group has implemented a voluntary policy of risk identification and control. The implementation of this policy involves the Group’s Quality Department, the Food Safety Center (CSA), the Divisional Quality Departments and the subsidiaries. In 2004, the food safety policy was redefined in internal documents, called directives. These directives govern fundamental aspects of food safety, in particular, traceability, risk analysis, allergens and biosafety. Risk management is the responsibility of the CSA. In cooperation with the business segments, the CSA works on the identification and classification of risks according to their magnitude and frequency of occurrence. Risk are classified in four categories: microbiological, chemical, physical or allergenic. The goal is to control the risks in the Group as well as in suppliers. The Group strives to continually improve control over its supply chain by (i) gaining complete knowledge of the raw materials it purchases, (ii) rigorously monitoring the chain of distribution, (iii) developing a more efficient upstream tracing system and (iv) controlling the production processes (by defining and implementing rules relating to hygiene and production, methods based on international standards and control of critical sites). For certain risks, such as pesticides and heavy metals, the Group has implemented monitoring programs, while for others, such as risks of allergies, the Group imposes preventive measures for all its subsidiaries that go beyond regulatory requirements. Danone’s policy also includes the implementation of rigorous procedures for crisis management, in particular, the creation of a dedicated crisis management center with connections to the subsidiaries’ cores, in order to guarantee consumer safety while maintaining the reputation of its brands. In addition, the Group uses tracing tools in order to enable the Group to identify for a given lot of products, the origin of raw materials used, the procedures followed, the controls carried out and the customers to whom the products were sold. Furthermore, the Group periodically evaluates the level of control over all the risks to which the Group’s businesses are exposed.

Beyond risks that are scientifically established, the Group remains particularly committed to keeping up-to-date on risks perceived by the consumer, such as genetically modified organisms and the risks of obesity. To this end, the Group has developed a network of privileged advisors, including consumer associations that discuss and attempt to clarify topics that are of common concern through various formal and informal forums.

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

Quality management teams oversee quality systems and their implementation at each of Danone’s operating subsidiaries. They are specifically dedicated to: (i) the development of new products through organoleptic tests performed internally and by consumers, allowing a clear vision of the products on the market as well as how the Group responds to consumers’ needs; (ii) teaching skills to employees in quality control departments through specific training programs allowing for experience sharing and transfer of best practices between different subsidiaries; and (iii) developing quality control systems in each subsidiary. The Group is accordingly engaged in a process of evolution of the certification of its industrial sites towards Danone’s reference system, built on the ISO 22000 standard. This reference system will allow the Group to have a single instrument of quality management and will also facilitate the alignment of all of its action plans towards achieving the objectives defined by the Group. At December 31, 2005, approximately 51% of the Group’s industrial sites were certified to the ISO 9000 standard.

Industrial Risk Management

The safety of the Group’s industrial sites, its employees and people living at the sites’ boundaries is a key priority for the industrial policy of the Group. The Group’s critical industrial sites are relatively little exposed to major natural disasters (floods, earthquakes, cyclones). These risks are evaluated in advance of each major installation and new industrial installations are designed with all applicable safety standards. However, the Group’s international development makes it necessary for the Group to establish itself in areas that are occasionally exposed to earthquakes (Japan, Indonesia, Turkey, Mexico and Algeria).

The Group’s industrial activities do not intrinsically expose it to particular risks compared to other industries. The management of fire and explosion risk remains a major concern of the Group’s three segments.

In order to reinforce its risk management, the Group has put in place procedures to evaluate the level of safety at its industrial sites. These evaluations are made by independent auditors and allow operational units to define and implement customized prevention and protection policies. These procedures are based on international standards that most often go beyond local standards. Furthermore, they allow an exhaustive inventory of the various potential industrial risks, and are also applicable to partnerships with the most significant suppliers.

In 2005, 135 of these safety audits were conducted by independent entities, which assigned a rating from 1 to 5 for each audited site. The average rating for the sites was 4.00 in 2005, compared to 3.94 in 2004 and 1.74 in 1994, marking a strong improvement in safety conditions since the establishment of this preventative system. In addition, 53 sites had a rating of 5, authorizing them to obtain the RHP certificate (Highly Protected Risks).

Regulatory and Environmental Matters

Regulatory Matters

The Group’s activities are subject to numerous laws and regulations, which are becoming more and more stringent and are constantly evolving. These laws and regulations relate principally to water, air, noise, ground and waste. These activities are subject to obtaining authorizations and making filings under French legislation with respect to the protection of the environment and equivalent regulations in other countries. Packaging is subject to specific regulations, in particular European Directive 94/62, amended in 2004, relating to packaging and packaging waste, reduction at the source, reduction of the toxicity of hazardous substances and recycling and recovery. In addition, the Group’s activities are subject to the European Directive of 2003 establishing an exchange system and quotas for greenhouse gas emissions, and since 2005, the transpositions of the National Allocation Plans for quotas in the European Union. Four of the Group’s sites are in the European Union and subject to quotas, while the other sites are below the minimum eligibility threshold.

The principal potential risks relating to the environment are: (i) water pollution (essentially organic and biodegradable pollution), (ii) risks related to refrigerating installations (ammonia and other refrigerating liquids), and (iii) risks related to the storage of raw materials (flour and sugar silos) or products for the cleaning and disinfection of the Group’s plants (acid or alkaline products), especially when these installations are located in inhabited areas. Nevertheless, the Group believes that, in light of its activities, it has a limited negative impact on the environment.

Environmental Policy

Danone’s environmental policy aims to respond to the growing concerns of many different parties, especially consumers, about the environmental impact of industrial plants and products. In 1996, the Company’s management established the basic principles of the Group’s commitment to environmental protection through the adoption of an environmental charter which applies to each of Danone’s facilities and divisions (research and development, purchasing, marketing, production and headquarters) in all the countries where the Group operates. The charter aims to create a system of systematic accountability and protection of the environment at every step of production, from design to delivery of the final product, and encourages the participation of all employees. In addition, since 1991, the Group has had an environmental department to define and coordinate the application of its environmental policy in collaboration with a network of more than 70 correspondents throughout the world. This policy focuses on three principal areas: industrial activity, packaging and agriculture-related issues.

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

Regulatory Compliance and Risk Management

Since 1995, all of the Group’s industrial sites are subject to an annual self-evaluation of their environmental situation. The internal evaluation serves to raise the environmental awareness of the actors in the field, and give them an in-depth knowledge of the sites to enable them to establish action plans. To ensure regulatory compliance and reinforce risk management, the Group implemented in 2000 a program for the audit of its production facilities by a specialized company. The analysis covers multiple criteria such as operating licenses, water supplies, outflow, atmospheric emissions, storage of raw materials, refrigerating installations, energy, noise and environmental, soil and waste management. The conclusions of the analysis lead to recommendations for the development of quantified and prioritized plans. At December 31, 2005, most of the Group’s plants had been audited, excluding those recently acquired, and the Group believes that the results and actions taken indicate that no major risks are present that would have a serious detrimental effect on the environment.

Decrease in the Consumption of Natural Resources

Since 1995, the Group’s “Green Plants” program has been aimed at reducing the consumption of water and energy and reducing the production of waste material. This program corresponds to the Group’s desire to promote an economic and sustainable business model, limiting plants to using only the resources absolutely necessary to the plant’s activities. The average ratios of the Group between 2002 and 2005 (total water used per ton produced; thermal energy per ton produced; total energy per ton produced) have decreased significantly. Furthermore, in 2005, the rate of waste recycling is approximately 75%. Targets were fixed in September 2001 by the Group’s executive committee for the reduction of the ratios for the consumption of water and energy between 2000 and 2010: 30% for the consumption of water and thermal energy and 20% for total energy (thermal and electric). These reductions constitute a significant response from the Group to the necessity of reducing the emission of gases causing the greenhouse effect.

Environmental Management

The Group has implemented an environmental management program enabling it to ensure that all of its plants integrate environmental consciousness into plant activities. At December 31, 2005, 84 sites (industrial sites, corporate headquarters and research centers) had ISO 14001 certifications, amounting to approximately 42% of the Group’s sites. In the event of an environmental accident, there are procedures in place in each of the plants and sites to manage the situation and minimize the consequences of such an accident. A guide to the management of environmental emergencies was distributed to each plant at the beginning of 2001 and is updated annually.

Packaging

Management believes that environmental consciousness in the packaging of the Group’s products can play a large role in the protection of the environment. Since 1992, Danone has been involved in “Eco-Emballages,” an organization targeted at developing the collection and recycling of packaging in France. In 17 European countries, Danone has actively participated in decreasing packaging waste through “Point Vert” type organizations. Danone also strives to reduce packaging waste at the source by slightly lightening its packaging materials. The Group has set a target of reducing the weight of its packaging by 10% over ten years. In 2005, 24 subsidiaries tracked the packaging/product weight ratio for their ten most significant products. Danone established a network of contact people who are dedicated to educate and train various interested parties in product development and marketing, in particular through the publication of a manual on ecological packaging and of a tool to assess the impact of activities on the environment.

Agriculture

Most of the Group’s raw materials are agricultural products. In order to protect the environment without diminishing the quality of its products, the Group encourages farmers to adopt farming methods that are more environmentally friendly than traditional methods. The Group implemented pilot operations for its cereal, dairy farm and fresh produce suppliers to test these methods for limiting the use of fertilizer and phyto-sanitary products to a strict minimum, without negatively affecting competitiveness of its operations.

The Group wishes to expand this method progressively through the farms that supply its plants. In 2002, the Group joined forces with Nestlé and Unilever on a program called the “Sustainable Agriculture Initiative” (“SAI”). This initiative comprises sharing experiences in sustainable agriculture with other industrial businesses in cooperation with farmers and consumers, first in Europe and then throughout the world. Sustainable agriculture, as defined in SAI, is a broader concept than integrated agriculture, as it includes the consumption of natural resources (such as energy sources) and the economic and social impact of operations on local communities. Integrated agriculture should be considered an initial step towards sustainable agriculture. In 2003, the SAI established sustainable agriculture practices for the production of cereal and milk in Europe. In 2004, all of the Group’s milk producers were audited according to internal standards regarding food quality, traceability and security. Since 2005, these audits have also covered environmental aspects.

Protection of Water Resources

In 1998, the Group and in particular the beverages division joined the 1971 Ramsar Convention on Wetlands to implement awareness campaigns, training and information relating to the preservation and use of wetlands. The Ramsar Convention signed in 1971 consists of 138 countries that agreed to policies favoring wetlands, marshes, peatland and other natural water retention sites in the plains or highlands, which filter rainwater and supply the water tables. These zones are fundamental for the conservation of water and water quality. In 2002, following a Group initiative, the Danone–Evian Fund was created to support projects for the protection and sustainable management of water and water quality. The fund, which has a budget of € 1 million, is managed by the Ramsar Convention with the help of a local French not-for-profit organization for the defense of coastlines.

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

In 2004, the Group performed a complete inventory of the springs that it uses, their risks and their level of protection. In 2005, the Group deployed a tool allowing it to more precisely identify the risks related to these 78 springs, in order to establish an action plan to reduce these risks. In addition, the Group promotes sharing best practices among those responsible for the management of these springs.

Training and Employee Information

The Group attempts to increase the environmental awareness of its employees through various informational tools. Each year, approximately 15,000 employees attend environmental awareness sessions. In addition, a specific training program for the protection of the environment and plant assets is offered to all industrial engineers. Since 2000, an Intranet site has enabled the dissemination of information relating to the environment, the Group’s environmental policy and sharing experience. The environmental department also has tools for the dissemination of such information and in 2005 established a worldwide network of 72 environmental coordinators in Europe, South America and China.

Environmental Expense and Investment

Investments for the protection of the environment amounted to approximately € 16 million (approximately 2.6% of the Group’s total industrial investments) in 2005 of which 44% were for water (water treatment, purification stations, economies of consumption), 14% were for waste (improving collection, storage, sorting) and 7% were for energy (economies of consumption, conversion to cleaner energy sources). Management does not expect these investments to increase significantly in the near future.

Expenses related to the environment amounted to approximately € 33 million in 2005. They included expenses for the management of water, energy and waste and taxes other than packaging charges. The latter amounted to € 63 million in 2005. In addition, the fines, penalties and damages paid to third parties in connection with environmental issues were less than € 0.2 million in 2005. No significant provision for risks or expenses related to the environment is included in the Consolidated Financial Statements as of December 31, 2005.

Competition

Competitors in Danone’s core businesses include other large international food and beverage groups, such as Nestlé, Kraft, Pepsi Co. and The Coca-Cola Company, as well as smaller companies with focused markets or product lines and food retailing chains offering generic or private label products. The food and beverage sector is highly competitive due to the large number of national and international competitors. Management believes that Danone’s strategy to maintain and improve its profitability is based on the quality, convenience, and innovative aspects of Danone’s products and the strong image associated with its brands in the important areas of health, nutrition and food safety. Management believes that success in this industry is achieved through strong local market positions, and therefore the Group seeks to be the market leader in each country where it operates. This strategy allows for a long-lasting, balanced and constructive relationship with major distribution networks, by marketing key products yielding growth and profitability.

Because Danone’s markets in Western Europe tend to be relatively mature, competition for market share is particularly intense. Danone’s strategy, complemented by a strong advertising component focusing on certain brands, is to differentiate itself from its competitors by marketing innovative, value-added products that respond to a growing consumer demand for health-oriented/well-being food products. This effort is reinforced by significant advertising based on a portfolio of concentrated brands.

In North America the food and beverage markets are relatively mature and competition is intense. In competition with other large food and beverage groups, Danone has based its strategy on its experience of the management of value-added, health-oriented products and its ability to market locally its diverse global product lines.

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

Organizational Structure

The table below presents a list of the Company’s principal operational subsidiaries by business line, including name, country of incorporation or residence and proportion of Danone’s direct and indirect ownership interest at December 31, 2005.

FRESH DAIRY PRODUCTS	BEVERAGES	BISCUITS AND CEREAL PRODUCTS	OTHER FOOD ACTIVITIES

EUROPE

GERMANY

Danone GmbH 100%

AUSTRIA

Danone Ges.mbH 100%

BELGIUM

N.V. Danone S.A. 100%

BULGARIA

Danone Serdika 100%

DENMARK

Danone A/S 100%

SPAIN

Danone S.A. 56.33%

Danone Canaries (Iltesa) 44.22%

FINLAND

Danone Finlande Oy 100%

FRANCE

Blédina 100%

Danone 100%

UNITED KINGDOM

Danone Ltd 100%

GREECE

Danone Greece 100%

HUNGARY

Danone Kft 100%

IRELAND

Danone Ltd 100%

ITALY

Danone SpA 100%

THE NETHERLANDS

Danone Nederland B.V. 100%

POLAND

Bakoma(1) 52.43%

Danone Sp zoo 100%

PORTUGAL

Danone Portugal S.A. 54.38%

CZECH REPUBLIC

Danone a.s. 98.30%

ROMANIA

Danone SRL 65%

RUSSIA

Danone Industria 70%

Danone Volga 63.54%

SLOVAKIA

Danone Spol s.r.o. 100%

SLOVENIA

Danone 100%

SWEDEN

Danone AB 100%

TURKEY

Danone Tikvesli 100%

UKRAINE

Danone 100%

AMERICAS

ARGENTINA

Danone Argentina S.A. 99.45%

Logistica La Serenissima 94.48%

BRAZIL

Danone Ltda. 100%

CANADA

Danone Inc. 100%

MEXICO

Danone de Mexico 100%

UNITED STATES

The Dannon Co. 100%

Stonyfield Farm 82.08%

AFRICA AND THE MIDDLE EAST

SOUTH AFRICA

Danone Clover 55%

Clover Danone Beverages 39.46%

ALGERIA

Danone Djurdjura 51%(2)

SAUDI ARABIA

Al Safi Danone Company 50.10%

ISRAEL

Strauss Dairy 20%

MOROCCO

Centrale Laitière 29.22%

TUNISIA

Stial-Socoges 50%

EGYPT

Danone Dairy Egypt (Olait) 100%

ASIA

JAPAN

Calpis Ajinomoto Danone 50%

Yakult 19.37%

INDONESIA

Danone PT Dairy Indonesia 96.78%

EUROPE

GERMANY

Danone Waters Deutschland 100%

BELGIUM

Danone Waters Brand Benelux 100%

SPAIN

Aguas de Lanjarón 78.75%

Dasanbe 50%

Font Vella 78.01%

FRANCE

Evian (SAEME) 100%

Mont Roucous 100%

Seat 99.86%

Smda 100%

Volvic 100%

UNITED KINGDOM

Danone Waters UK &

Ireland 100%

THE NETHERLANDS

The Danone Springs of Eden BV(2) 66.65%

POLAND

Polska Woda 50%

Zywiec Zdroj 100%

SWITZERLAND

Evian Volvic Suisse 100%

TURKEY

Danone Hayat 100%

AMERICAS

ARGENTINA

Aguas Danone de Argentina 100%

CANADA

Danone Waters of Canada 100%

Danone Naya 100%

UNITED STATES

Great Brands of Europe 100%

MEXICO

Bonafont 100%

Pureza Aga 50%

URUGUAY

Salus 58.37%

AFRICA AND THE

MIDDLE EAST

MOROCCO

Sotherma 30%

ASIA

AUSTRALIA

Frucor Beverages 96.78%

CHINA

Aquarius 48.39%

Wahaha group 49.36%

Robust group 89.04%

Shenzhen Health Drinks 96.78%

INDONESIA

Aqua 71.62%

JAPAN

Kirin Danone Mitsubishi 25%

NEW ZEALAND

Frucor 96.78%

EUROPE

GERMANY

LU snack Foods 100%

Griesson De Beukelaer 40%

BELGIUM

LU Belgie 100%

DENMARK

LU Nordic 100%

SPAIN

LU Biscuits S.A. 100%

FINLAND

LU Suomi 100%

FRANCE

LU France 100%

GREECE

Papadopoulos 60%

ITALY

Saiwa 100%

HUNGARY

Györi Keksz 100%

NORWAY

LU Norge 100%

THE NETHERLANDS

LU Nederland 100%

POLAND

LU Polska 75%

CZECH REPUBLIC

Opavia LU 100%

RUSSIA

Bolshevik 76.42%

Chock and Rolls 76.42%

SWEDEN

LU Sverige 100%

AMERICAS

ARGENTINA/BRAZIL

Bagley LatinoAmerica 49%

AFRICA AND THE

MIDDLE EAST

EGYPT

Danone Mashreq 99.97%

MOROCCO

Bimo 50%

TUNISIA

Société Tunisienne de Biscuiterie 49%

ASIA

CHINA

Jiangmen Danone Biscuits 96.78%

Shanghai Danone Biscuits Foods

Co. Ltd 87.1%

INDIA

Britannia Industries Ltd. 24.66%

INDONESIA

PT Danone Biscuits 96.78%

MALAYSIA

Danone Biscuits Manufacturing

(M) Sdn Bhd 96.78%

Danone Snacks Manufacturing

(M) Sdn Bhd 96.78%

NEW ZEALAND

Griffin’s Foods 96.78%(4)

PAKISTAN

Continental Biscuits Ltd 47.90%

ASIA CHINA Amoy Foods Ltd 96.78%(3) Shanghaï Amoy Foods 58.07%(3)

(1)	The Group only holds 18.15% of the voting rights of Bakoma.
(2)	By virtue of an agreement among shareholders, the effective voting rights are 50%.
(3)	The Group sold its interest in Amoy Foods Ltd and Shanghai Amoy Foods on January 12, 2006.
(4)	The Group sold its interest in Griffin’s Foods in April 2006.

Property, Plants and Equipment

Danone operates production facilities located around the world in its principal markets. At December 31, 2005, Danone had 201 production sites, out of which approximately 40% were located in Europe (14% in France, 6% in Spain and 20% elsewhere in the European Union), 45% in the Asia-Pacific region (30% in China and 15% in New Zealand, India, Indonesia and elsewhere in southeastern and southwestern Asia) and 15% in the Rest of the World (7% in the United States and Canada and 4% in Argentina, Brazil and countries in Central America). The table below sets forth the total number of Danone’s facilities at December 31, 2005 and total production by main business line in 2005.

Business Line	Number of Plants(1)	Total Production (thousands of tons or millions of liters)
Fresh dairy products	47	4,223
Beverages	109	12,933
Biscuits and cereal products	42	692

(1)	Excludes three plants of Amoy Foods Ltd, which was sold on January 12, 2006.

Danone’s general policy is to own its production facilities. Although Danone’s production facilities are numerous and widely dispersed, certain facilities are particularly important centers of production. In 2005, Danone’s five largest fresh dairy products facilities were located in Argentina, Belgium, Mexico, the United States and Saudi Arabia, and accounted for approximately 28% of Danone’s production for fresh dairy products. Danone’s two largest sources of bottled water, both located in France, accounted for 22% of Danone’s total production capacity for packaged water in 2005, and the two most important sources of production of water in large containers, both located in Indonesia, accounted for approximately 9% of Danone’s total water production capacity. Danone’s five largest biscuit and cereal product facilities are located in Belgium, France, Italy and Indonesia and accounted for approximately 35% of Danone’s total production capacity for biscuits and cereal products.

Danone’s central management conducts periodic reviews of its production sites to consider possibilities for improving efficiency, quality, protection of the environment and safety. On the basis of such reviews, management establishes plans for the expansion, specialization, upgrading and modernization or closing of specific sites.

Item 5.    Operating and Financial Review and Prospects

The following discussion is based upon, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto, included elsewhere in this annual report. The figures referred to in the following discussion are, unless otherwise noted, determined in accordance with IFRS.

U.S. GAAP Reconciliation

The Consolidated Financial Statements of Groupe Danone have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, or IFRS. The application of these principles gives rise to certain differences compared with U.S. generally accepted accounting principles, or U.S. GAAP. The application of U.S. GAAP would result in a decrease in 2005 consolidated net income of € 129 million (a decrease of € 50 million in 2004) to € 1,335 million, a decrease in net sales of € 143 million (a decrease of € 143 million in 2004) to € 12,881 million and an increase in stockholders’ equity of € 154 million (€ 216 million at December 31, 2004) to € 5,434 million at December 31, 2005. See Note 2 to the Consolidated Financial Statements for a discussion of the material differences between IFRS as applied by the Group in its Consolidated Financial Statements and U.S. GAAP.

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

The Group calculates the impact of currency variances by converting the figures from the previous year as reported in their local currencies by the companies within the scope of consolidation using the exchange rates for the current year. In 2005, the Group’s results were mainly impacted by the depreciation of the euro, in particular against the U.S. dollar and currencies linked to the U.S. dollar. For further detail on the impacts of these currency variations, see the discussion below in “—Overview—Exchange Rates.”

The Group calculates the impact of changes in the scope of consolidation for the current year, by taking into account the changes in the scope of consolidation that occurred in the current year and assuming these changes had occurred in the prior year for the same period. In order to calculate the effect of changes in the scope of consolidation with respect to acquired entities, the Group uses financial information provided by such entities for periods prior to their acquisition. For details on the principal changes in the scope of consolidation in 2004 and 2005, see “—Overview—Changes in Scope of Consolidation.”

Critical Accounting Policies

For a complete description of the Group’s significant accounting policies, please see Notes 1 and 2 to the Consolidated Financial Statements. The Group’s critical accounting policies are those that have meaningful impact on the reporting of its financial condition and results and require significant management judgment and estimates. These policies include the Group’s accounting for (a) asset impairment, (b) put options granted to minority stockholders, (c) trade and consumer promotion activities and (d) income taxes and deferred taxes.

Asset Impairment.    Evaluating the impairment of long-lived assets, including goodwill, indefinite-lived brands and investments in affiliates, involves management judgment in estimating the fair values and future cash flows related to these assets. The predictability of future cash flows involves considerable management judgment and is notably based upon assumptions on expected future operating performance. In 2005, the Group recorded impairment charges of € 104 million, including € 53 million in relation to the goodwill of Danone Waters of Canada (HOD water in Canada) and € 51 million in relation to Bakoma (Fresh Dairy Products in Poland). In 2004, the Group recorded provision and impairment charges of € 608 million relating to the Group’s activities in the HOD water business in the United States and in Europe. See Notes 5 and 7 to the Consolidated Financial Statements for a more detailed description of impairment charges.

Put Options Granted to Minority Stockholders.    The Group is committed to acquiring the minority shareholdings owned by third parties in some of the less than 100% owned subsidiaries, should these third parties wish to exercise their put options. The exercise prices of these put options, which are reflected as financial liabilities in the consolidated balance sheet, are usually based on the profitability and the financial position of the entity as of the exercise date. Evaluating the exercise price of these put options requires management judgment in estimating the future profitability and financial performance of the related subsidiaries.

Trade and Customer/Consumer Promotion Activities.    Danone offers various sales incentive programs to customers and consumers. The amount and timing of expense recognition for these trade and consumer activities involve significant management judgment based on estimated participation and performance levels. Actual expenses may differ if the levels of participation and performance vary from these estimates. However, the vast majority of the Group’s incentive programs do not exceed one year and therefore do not require highly uncertain long-term estimates.

Income Taxes and Deferred Taxes.    Determining income tax expense and establishing reserves involves management judgment as to the ultimate resolution of any tax issues, and the number of years with open tax audits varies depending on the tax jurisdiction. Historically, the Group’s assessments in respect of the ultimate resolution of tax issues have been reasonably accurate. While it is often difficult to predict the final outcome or timing of resolution of any particular tax matter, the Group expects the resolution of current open tax issues not to be dissimilar from the historical trend. In addition, in certain countries where it operates, the Group has tax losses that can be carried forward. They mainly result from the tax deductibility of goodwill and operating losses in certain countries as well as from the loss incurred in 2005 on the disposal of the HOD water activities in the United States. Determining the amount of these tax losses that the Group will be able to use in the future and the corresponding deferred tax assets to be recognized in the consolidated financial statements, requires management judgment, especially in estimating the future performance of the subsidiaries and the tax groups that generated those tax losses.

Overview

Refocusing Strategy

In line with the Group’s strategy of focusing on its three core business lines, between 1997 and 2005, the Group sold nearly all of its grocery activities, its glass containers business, the cheese and cured meat activities of Galbani, its beer activities in Europe and its sauce activities.

At the same time, the Group has continued to strengthen its position in its strategic segments while following a policy of increasing the profitability of its businesses. In this context, between 2002 and 2005, the Group concluded various partnerships and sold certain of its equity interests:

•	In 2002, the Group entered into a cooperation agreement with The Coca-Cola Company for the distribution of the Group’s bottled water products in North America. In 2005, a new agreement was signed providing for an increase of approximately 20% in expenditures for advertising and promoting Evian products, as well as the sale to The Coca-Cola Company of Danone’s interest in CCDA Waters, a company formed in 2002 to sell the Group’s bottled water products in the United States (notably the Dannon Water and Sparkletts brands).

•	In 2003, the Group consolidated its worldwide leadership in the Home and Office Delivery water market (“HOD”) by combining its operations with those of Eden Springs Ltd in Europe under The Danone Springs of Eden, BV.

•	In 2003 and 2004, the Group significantly reinforced its presence in Japan, with the acquisition of an additional equity interest in Yakult, the leader in probiotics, in which the Group now holds an equity interest of 20%, and with the conclusion of a partnership with Yakult particularly focused on the development of joint research and development projects and of probiotic products. In 2005, this partnership resulted in the formation of a joint venture in India, Yakult Danone India Private Limited, with the aim of developing the Indian market in probiotics.

•	In April 2004, the Group and ARCOR, the leader in the Argentinean food industry, signed an agreement aimed at merging their biscuits businesses in South America in 2005, thus forming the leading player in the market in that region. The newly formed entity, Bagley LatinoAmerica, is 49% owned by Groupe Danone and 51% owned by the ARCOR group, which has assumed operational management as of January 2005.

•	In 2004, the Group sold its biscuits businesses in the United Kingdom and Ireland and announced the sale, effective early 2005, of its bottled water business in Italy.

•	In 2005, the Group sold its sauces businesses in the United Kingdom and in the United States and announced the sale, effective January 2006, of its sauces businesses in Asia.

•	In 2005, the Group sold its minority interest in the Spanish company Mahou, finalizing its exit from the beer business.

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

Financial investments were € 636 million in 2005 compared to € 98 million in 2004. The principal financial investments in 2005 related to:

•	the acquisition of the interest held by the Suntory group in DS Waters, LP, following the exercise of the put option granted by the Group to Suntory, as well as the repurchase of financial obligations of DS Waters, LP. The entirety of the assets held by DS Waters, LP was concurrently sold to the Kelso investment fund in November 2005;

•	the acquisition of an additional 3.22% interest in Danone Asia, a holding company that holds the Group’s interests in the Asia-Pacific region. Following this acquisition, the interest held by the Group in Danone Asia increased from 93.56% to 96.78%;

•	the acquisition of an additional 29% interest in Sotubi (Biscuits in Tunisia), raising the Group’s holdings in this company to 49%; and

•	the acquisition of the Egyptian fresh dairy products company Olait (renamed Danone Dairy Egypt).

Financial investments in 2004 were principally related to the acquisition of an additional interest in Zywiec Zdroj (Beverages in Poland), bringing the Group’s holdings from 88% to 100%, the acquisition of assets of Chock & Rolls (Biscuits in Russia) and the acquisition of an interest in Bonafont Garrafones y Servicios (HOD Water in Mexico).

In addition, the Company and its subsidiaries concluded various agreements providing for the repurchase by the Group of interests held by third parties in certain companies in the event these shareholders wish to sell their interests (see Notes 5 and 25 to the Consolidated Financial Statements). No significant financial investment is currently considered probable regarding these options, except for the exercise in 2006 of options relating to Danone Asia, Danone Romania (Fresh Dairy Products in Romania) and Bolshevik (Biscuits in Russia), in an amount of € 120 million. Following the exercise of these options, the Group would have interests of 100% in Danone Asia and Danone Romania and 92.53% in Bolshevik.

Finally, repurchases of the Company’s shares made through the program authorized by the general shareholders’ meetings for the years 2004 and 2005 represented expenditures of € 685 million in 2005 compared to € 226 million in 2004. The Group anticipates that in 2006, share repurchases will amount to between € 600 million and € 800 million.

Capital Investments.    Capital investments amounted to € 607 million in 2005, compared to € 520 million in 2004 (representing, respectively, 4.7% and 4.2% of consolidated net sales). For several years the Group has implemented a policy aimed at reducing capital investments. In 2005, approximately 40% of capital investments were investments in capacity in the “Nouvelles Frontières” countries, those with strong growth in net sales (Russia, Mexico, China, Indonesia and the United States), notably:

•	an increase in production capacity in the beverages businesses in Indonesia, primarily for planned launches of new products;

•	continued investments aimed at increasing the production capacity of a production plant for fresh dairy products in Tchekov, Russia;

•	increased production capacity for Wahaha in China, primarily investments in new packaging lines;

•	doubling the production capacity of organic products for Stonyfield in the United States; and

•	investments in production in the United States related to the launch of the probiotic line Activia in January 2006.

In 2004, capital investments included: (i) investments in capacity in Europe to meet the growth in sales of Actimel and (ii) investments in capacity in the “Nouvelles Frontières” countries. One of the main investments for 2004 related to a production plant for fresh dairy products in Tchekov, Russia.

As in 2005, the Group anticipates the continuation in 2006 of its investment efforts in the “Nouvelles Frontières” countries. In addition, in the context of its additional interest in Sotubi (see below), the Group and its partners in Sotubi signed an agreement to develop the biscuits market in Algeria, primarily through the formation of a joint venture. A new production plant is currently being constructed in Algeria. The Group also expects to increase its production capacity in flavored water in France and fresh dairy products in Turkey and Argentina. The Group anticipates that its capital investments should represent approximately 4.7% of its net sales in 2006.

Changes in Scope of Consolidation

The principal acquisitions in 2005 included:

•	the acquisition of an additional 3.22% interest in Danone Asia, a holding company that holds the Group’s interests in the Asia-Pacific region. Following this acquisition, the interest held by the Group in Danone Asia increased from 93.56% to 96.78%; and

•	the acquisition of an additional 29% interest in Sotubi (Biscuits in Tunisia), raising the Group’s holdings in this company from 20% to 49%.

The acquisitions in 2004 were essentially related to the acquisition of an additional interest in Zywiec Zdroj (Beverages in Poland), the acquisition of the assets of Chock and Rolls (Biscuits in Russia) and the acquisition of an interest in Bonafont Garrafones y Servicios (HOD Water in Mexico).

The principal divestments in 2005 included:

•	Italaquae (Beverages in Italy): In November 2004, the Group concluded an agreement to sell its bottled water activities in Italy. The sale was finalized in January 2005.

•	Galletas Noël (Biscuits in Colombia): The sale of this company, which was accounted for under the equity method in the Group’s financial statements, was finalized in February 2005.

•	CCDA Waters (Beverages in the United States): In April 2005, the Group and The Coca-Cola Company signed an agreement modifying the terms of their partnership for the distribution of the Group’s bottled water in North America. Under this agreement, The Coca-Cola Company repurchased the 49% interest in CCDA Waters held by the Group.

•	Delta Dairy (Fresh Dairy Products in Greece): The sale of this company, which was accounted for under the equity method in the Group’s financial statements, was finalized in May 2005.

•	HP Foods and Lea & Perrins (Sauces in the United Kingdom and the United States): The sale of these companies was finalized in August 2005.

•	DS Waters LP (HOD Water in the United States): Following the decision to exit the HOD water business in the United States, the Group sold the assets held by DS Water, LP to the Kelso investment fund. The agreement signed with Kelso also included the concurrent repurchase by the Group of the interest held by the Suntory group in DS Waters, LP pursuant to the put option granted by the Group to Suntory.

•	Mahou (Beer in Spain): The sale of this company, which was accounted for under the equity method in the Group’s financial statements, was finalized in December 2005.

The principal divestments in 2004 were related to the sale in July of subsidiaries in the biscuits segment in the United Kingdom (Jacob’s) and in Ireland (Irish Biscuits).

Exchange Rates

A significant part of the Group’s assets is located outside France and is denominated in currencies other than the euro. In 2005, 51% of the Group’s net sales were booked in euro and the remaining 49% were in other currencies, primarily the Chinese yuan, the U.S. dollar, the British pound and the Mexican peso. In addition, 40% of the Group’s trading operating income was denominated in currencies other than the euro. As a result, foreign exchange rate fluctuations against the euro could have a significant effect on the Group’s income statement. These fluctuations also have an effect on the value on the Group’s consolidated balance sheet of assets and liabilities recorded in currencies other than the euro. The significant devaluation of the U.S. dollar in 2003 and 2004 led to a significant relative decrease of the net assets of U.S. companies as recorded on the Group’s consolidated balance sheet and has also significantly reduced their contribution to the Group’s revenues and operating results.

Seasonality

Seasonal consumption cycles affect certain of Danone’s product markets, which can have an impact on Danone’s quarterly and annual results. In particular, the demand for water is at its peak during the second and third quarters of the year, and demand for biscuits is generally strongest during the fourth quarter of each year. As a result, Danone typically records its lowest quarterly net sales during the first quarter of each year. In addition, rainy summers, such as those in Europe in 2004, may negatively impact sales of packaged water and, as a result, total net sales. Conversely, warmer temperatures, such as those experienced in Europe in the summer of 2003, can stimulate demand and thus favorably impact net sales.

Other Factors

Inflation has not had a material impact on the Group’s consolidated results of operations in the last three years, since the rate of inflation in the Group’s principal markets during such period has, on an overall basis, been relatively low. Other factors affecting Danone’s business activities and results of operations include raw material prices, fluctuations in exchange rates, competition, economic conditions and consumer spending power in countries where the Group operates, fluctuations in interest rates, nutritional trends and certain government actions. For more information on how these particular factors may affect Danone’s business and results of operations, see “Item 3. Key Information—Risk Factors.”

Valuation of Assets

The Group performs a review of long-lived assets (including goodwill) for impairment at least once a year. As described in Notes 1.4 and 1.5 to the Consolidated Financial Statements, this review consists of comparing the recoverable value of the assets to their net carrying value. The recoverable value corresponds to the higher of value in use and market value. In 2005, as a result of this review, the Group recorded a non-current charge of € 53 million relating to its investment in the HOD water business in Canada and a non-current charge of € 51 million relating to its minority interest in Bakoma (Fresh Dairy Products in Poland).

In 2004, the Group recorded a non-current charge of € 608 million relating to investments in the HOD water business in the United States and in Europe. This non-current charge consisted of (i) a depreciation of the carrying value of the Group’s investment in DS Waters LP and a provision for the put option granted to Suntory Ltd, for a total amount of € 455 million and (ii) a depreciation in the carrying value of the Group’s investment in The Danone Springs of Eden BV in the amount of € 153 million.

See Notes 5 and 7 to the Consolidated Financial Statements for a more detailed description of impairment charges.

Recent Events

As described in Note 16 to the Consolidated Financial Statements, the Group completed the early redemption of its convertible bonds on January 2, 2006, in an amount of € 70 million.

On January 12, 2006, the Group announced the sale of its sauces businesses in Asia for € 190 million, realizing a gain of more than € 100 million.

In January 2006, the investment funds to which the Group had disposed of Galbani in 2002, announced that they had themselves disposed of Galbani. This disposal makes it probable that the loan granted by the Group to these investment funds will be repaid before its maturity in 2013.

In April 2006, the Company announced the sale of Griffin’s Foods (Biscuits in New Zealand) for a total consideration of NZ$385 million (€ 194 million).

Consolidated Results of Operations

The tables below present (i) the principal components of the consolidated income statement in euro and as a percentage of net sales and (ii) the Group’s net sales, trading operating income and trading operating margin by main business line and geographic area for each of the years ended December 31, 2004 and 2005. The information below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, included elsewhere in this annual report.

	Year ended December 31,
	2004		2005
	(millions of €, except percentages)
Net sales(1)	12,273	100.0%	13,024	100.0%
Cost of goods sold	(6,223)	50.7%	(6,644)	51.0%
Selling expenses	(3,108)	25.3%	(3,331)	25.6%
General and administrative expenses	(976)	8.0%	(1,017)	7.8%
Research and development expenses	(129)	1.0%	(123)	1.0%
Other (expense) income	(229)	1.9%	(171)	1.3%

Trading operating income	1,608	13.1%	1,738	13.3%
Other operating (expense) income	(49)	0.4%	(32)	0.2%
Operating income	1,559	12.7%	1,706	13.1%
Cost of net debt	(94)	0.8%	(101)	0.8%
Other financial (expense) income	104	0.9%	(9)	—
Income before income tax	1,569	12.8%	1,596	12.3%
Income taxes	(428)	3.5%	(473)	3.7%
Income from consolidated companies	1,141	9.3%	1,123	8.6%
Net income (loss) of affiliates	(550)	4.5%	44	0.3%
Net income from continuing operations	591	4.8%	1,167	8.9%
Net income from discontinued operations	47	0.4%	504	3.9%

Net income	638	5.2%	1,671	12.8%
Attributable to the Group	449	3.7%	1,464	11.2%
Attributable to minority interests	189	1.5%	207	1.6%

(1)	Net sales are stated net of rebates and discounts, as well as trade support actions that are generally invoiced by customers.

	Net Sales		Trading Operating Income		Trading Operating Margin(1)
	2004	2005	2004	2005	2004	2005
	(millions of €, except percentages)
By Business Line
Fresh dairy products	6,510	7,184	917	1,019	14.1%	14.2%
Beverages	3,201	3,473	493	474	15.4%	13.7%
Biscuits and cereal products	2,562	2,367	278	343	10.9%	14.5%
Unallocated expenses	—	—	(80)	(98)	—	—

Total	12,273	13,024	1,608	1,738	13.10%	13.35%

By Geographic Area
Europe(2)	8,096	8,179	1,209	1,266	14.9%	15.5%
Asia	1,965	2,235	259	256	13.2%	11.5%
Rest of the World	2,212	2,610	220	314	10.0%	12.0%
Unallocated expenses	—	—	(80)	(98)	—	—

Total	12,273	13,024	1,608	1,738	13.10%	13.35%

(1)	Trading operating income as a percentage of net sales.
(2)	France represented approximately 35.3% of the net sales of Europe in 2005 (36.8% in 2004).

Results of Operations for the Years Ended December 31, 2004 and 2005

Net Sales.    Net sales for the Group increased by 6.1% from € 12,273 million in 2004 to € 13,024 million in 2005. This increase in net sales resulted from a 6.7% increase in net sales at constant exchange rates and scope of consolidation and a positive impact of currency exchange rates (1.6%), partially offset by a net negative effect (-2.2%) of changes in the scope of consolidation of the Group’s operations. The 6.7% increase in net sales at constant exchange rates and scope of consolidation achieved in 2005 resulted from an increase in sales volumes (5.2%) and an increase in price per unit of goods sold (1.5%).

The effect of changes in the scope of consolidation primarily resulted from the sale in 2004 of the Group’s biscuits activities in the United Kingdom (Jacob’s) and in Ireland (Irish Biscuits), by the deconsolidation of the biscuits activities in Latin America as of January 1, 2005 and by the sale of the bottled water activities in Italy in January 2005. These negative effects were partially offset by the first-time consolidation of Al Safi Danone Company, after the Group obtained control of this company on July 1, 2005. The currency conversion effect was mainly due to the depreciation of the euro against the U.S. dollar and currencies related to it, particularly the Chinese yuan.

Geographically, at constant exchange rates and scope of consolidation, growth in net sales in 2005 was driven by Asia and the Rest of the World, which achieved growth rates of 12.9% and 15.6%, respectively. Growth in Europe, which is a more mature market, was 2.8%.

Cost of Goods Sold.    Cost of goods sold corresponds to production costs, including costs of raw materials (food and packaging), labor costs and depreciation of production machinery. In absolute terms, the cost of goods sold increased by 6.8% from € 6,223 million in 2004 to € 6,644 million in 2005. As a percentage of net sales, cost of goods sold increased from 50.7% in 2004 to 51.0% in 2005, representing an approximately 30 basis point increase. This increase was mainly due to the increase in cost of certain raw materials, particularly plastics. These unfavorable factors were partially compensated by the Group’s policy of optimizing its use of ingredients and packaging, rationalizing raw materials flows in collaboration with suppliers and increasing productivity.

Selling Expenses.    Selling expenses correspond to advertising and promotional expenses, distribution costs and costs relating to the sales force. In absolute terms, selling expenses increased from € 3,108 million in 2004 to € 3,331 million in 2005, representing 25.3% and 25.6% of net sales, respectively. This increase in percentage of net sales resulted mainly from a significant increase in distribution costs following the increase in oil prices. This was partially offset by the Group’s policy of optimizing its advertising and promotional campaigns and reinforcing the accessibility of the Group’s products in terms of price, especially in emerging countries. In 2005, marketing expenses remained stable as a percentage of net sales.

General and Administrative Expenses.    General and administrative expenses increased slightly in 2005 to € 1,017 million from € 976 million in 2004, representing 7.8% of net sales in 2005 compared to 8.0% in 2004. This slight decrease in percentage of net sales was mainly due to the Group’s active policy over the last several years of reducing structural costs.

Research and Development Expenses.    Research and development expenses, which represent approximately 1% of net sales, decreased slightly in 2005, to € 123 million from € 129 million in 2004.

Other Income and Expense.    Other expense amounted to € 171 million in 2005 compared to € 229 million in 2004. Other expense is composed of the following items:

	Year ended December 31,
	2004	2005
	(€ in millions)
Employee profit sharing	115	116
Stock options	28	23
Other	86	32

Total	229	171

The item “Other” includes mainly restructuring costs and the gain or loss on the sale of assets.

Trading Operating Income.    Trading operating income increased by € 130 million, from € 1,608 million in 2004 to € 1,738 million in 2005.

Trading operating margin increased by 25 basis points, from 13.10% in 2004 to 13.35% in 2005. This increase, which included approximately 51 basis points from the Group’s operating performance and approximately 44 basis points from changes in the scope of consolidation, occurred in spite of significant increases in transport costs and raw materials costs, mainly plastics, and the negative impact of changes in the mix-countries.

The Group’s trading operating income and margin under IFRS are calculated before certain items such as capital gains and losses on disposals of consolidated activities and impairment charges in relation to long-lived assets of subsidiaries. For a discussion of the differences in presentation between IFRS and U.S. GAAP, see Note 2 to the Consolidated Financial Statements.

Other Operating (Expense) Income.    In 2005, other operating expense totaled € 32 million, consisting essentially of the € 53 million impairment charge on the Group’s HOD water activities in Canada, partially offset by the € 19 million gain realized on the sale of Italaquae (Beverages in Italy).

In 2004, other operating expense totaled € 49 million, consisting essentially of the capital loss on the disposal of the Group’s biscuits subsidiaries in the United Kingdom (Jacob’s) and Ireland (Irish Biscuits).

Operating Income.    Operating income increased by € 147 million, from € 1,559 million in 2004 to € 1,706 million in 2005. Operating margin increased by 40 basis points, from 12.7% in 2004 to 13.1% in 2005.

Cost of Net Debt.    Cost of net debt increased from € 94 million in 2004 to € 101 million in 2005. Cost of net debt is composed of the following items:

	Year ended December 31,
	2004	2005
	(€ in millions)
Interest expense	(149)	(189)
Interest income	55	88

Cost of net debt	(94)	(101)

In 2005, the increase in interest expense resulted mainly from the € 13 million charge related to the early redemption of convertible bonds and an increase in the average cost of debt. The increase in interest income resulted mainly from an increase in the average amount of cash equivalents.

Other Financial Income and Expenses.    Other financial expenses amounted to € 9 million in 2005. In 2004, other financial income amounted to € 104 million and included primarily capital gains on the sale of non-consolidated investments for € 47 million and an earn-out received on the disposal of BSN Glasspack in the amount of € 71 million.

Income Taxes.    The Group’s income taxes increased from € 428 million in 2004 to € 473 million in 2005. The effective tax rate increased from 27.3% in 2004 to 29.6% in 2005, due to the application of specific tax rates to capital gains and losses and impairment charges. See Note 24 to the Consolidated Financial Statements for a reconciliation of the French tax rate and the Group’s effective tax rate.

Net Income of Affiliates.    Net income of affiliates is detailed as follows:

	Year ended December 31,
	2004	2005
	(€ in millions)
Group’s share in net income	58	69
Impairment charge	(608)	(51)
Gain on disposal	—	26

Total	(550)	44

In 2005, the item “Impairment charge” includes impairment charges related to the minority interest in Bakoma (Fresh Dairy Products in Poland). The item “Gain on disposal” includes primarily (i) the net capital loss of € 313 million from the disposal of the HOD water activities in the United States, (ii) the net capital gain of € 292 million from the disposal of Mahou (Beer in Spain) and (iii) the net capital gain of € 22 million from the disposal of Galletas Noël (Biscuits in Colombia).

In 2004, the item “Impairment charge” includes provision and impairment charges related to the Group’s investments in DS Waters LP and The Danone Springs of Eden BV.

Net Income from Discontinued Operations.    This item includes net income from the sauces activities and the capital gain of € 473 million from the disposal of the sauces activities in the United Kingdom and the United States.

Net Income Attributable to the Group.    In 2005, net income attributable to the Group amounted to € 1,464 million compared to € 449 million in 2004. The reconciliation of Group share in net income to Group share in current net income is presented in the table below:

	Year ended December 31,
	2004	2005
	(€ in millions)
Net income attributable to the Group	449	1,464
Non-current net income from continuing operations	508	71
Net income from discontinued operations	(47)	(504)

Current net income attributable to the Group	910	1,031

Non-current net income from continuing operations primarily consists of elements reflected in the item “Other operating (expense) income”, as well as impairment charges and gains and losses from disposals relating to entities accounted for under the equity method.

Net Income per Share.    The diluted net income per share attributable to the Group increased significantly from € 1.79 in 2004 to € 5.87 in 2005. Excluding non-current items recorded in 2004 and 2005, net income per share attributable to the Group would have increased by approximately 16%, from € 3.57 in 2004 to € 4.14 in 2005.

Net Sales, Trading Operating Income and Trading Operating Margin by Main Business Line

Fresh Dairy Products.    Net sales of fresh dairy products increased from € 6,510 million in 2004 to € 7,184 million in 2005, a 10.4% increase. At constant exchange rates and scope of consolidation, net sales increased by 7%. This internal growth was reinforced by positive effects of changes in the scope of consolidation, primarily related to the consolidation of Al Safi Danone Company (Saudi Arabia), of which the Group obtained control in July 2005. Variations in exchange rates also had a positive impact on growth of net sales, in the amount of 2.3%. Sales of yogurt and similar products, which represent close to 95% of the segment’s sales, showed an increase in net sales of 11%.

The 2005 results once again reflect the segment’s ability to innovate and expand the scope of its brands and key products, whether geographically or through the introduction of new products. The probiotic line Activia continued to show growth rates in sales of close to 36% at constant exchange rates and scope of consolidation and represented net sales of approximately € 845 million. Similarly, sales of Actimel recorded growth of close to 20% at constant exchange rates and scope of consolidation and represented net sales of approximately € 890 million in 2005. Sales of the low-fat product line Taillefine/Vitalinea, which totaled approximately € 900 million in 2005, had a growth rate of approximately 2% at constant exchange rates and scope of consolidation.

Trading operating income improved 11.1% from € 917 million in 2004 to € 1,019 million in 2005, and trading operating margin increased from 14.1% to 14.2%. In addition to the negative effect related to the increase in the cost of plastics and transport, trading operating margin was impacted by the difficulties encountered in markets with higher margins, such as France, as well as strong growth in countries with lower margins.

Beverages.    Net sales of beverages increased from € 3,201 million in 2004 to € 3,473 million in 2005, an increase of 8.5%. At constant exchange rates and scope of consolidation, net sales of beverages increased 10% in 2005. This increase was partially offset by a 2.6% negative impact from changes in the scope of consolidation related in particular to the disposal of the bottled water activities in Italy. Innovation was again a key factor in the growth of this segment, in particular with the launch of new flavored and functional beverages, such as Taillefine Fiz in France and Smakolyk in Poland.

Trading operating income for beverages decreased by approximately 4% from € 493 million in 2004 to € 474 million in 2005 and trading operating margin decreased from 15.4% in 2004 to 13.7% in 2005. The decrease in trading operating margin resulted primarily from (i) negative effects related to the increase in the cost of transport and the cost of raw materials, in particular plastics, and (ii) stronger growth in countries with lower margins. On the other hand, the disposal of the water activities in Italy had a positive impact on trading operating margin.

Biscuits and Cereal Products.    Net sales of biscuits and cereal products decreased from € 2,562 million in 2004 to € 2,367 million in 2005, a decrease of 7.6%. This decrease is primarily due to a negative impact from changes in the scope of consolidation of 10.1% related to the disposal of the biscuits activities in the United Kingdom and Ireland, as well as the deconsolidation of the biscuits activities in Latin America. At constant exchange rates and scope of consolidation, net sales of biscuits and cereal products increased 1.5% in 2005. In 2005, this increase was again driven by Asia (particularly India and Indonesia). In Europe, sales decreased slightly, due to strong competitive pressure from local actors.

Trading operating income for biscuits and cereal products increased from € 278 million in 2004 to € 343 million in 2005. Trading operating margin increased significantly, from 10.9% in 2004 to 14.5% in 2005. This increase reflects the Group’s efforts to improve profitability in the biscuits segment. Margin was also positively impacted by changes in the scope of consolidation, notably the disposal of Jacobs and Irish Biscuits in 2004 and the deconsolidation of the activities in Latin America as of January 1, 2005.

Net Sales, Trading Operating Income and Trading Operating Margin by Geographic Area

Europe.    Net sales in Europe increased from € 8,096 million in 2004 to € 8,179 million in 2005, an increase of 1.0%. At constant exchange rates and scope of consolidation, net sales increased by 2.8%, despite a slight decrease in France, which represented € 2,833 million, or 35.3% of the region. The growth in Europe was primarily driven by the strong performances of Russia, Turkey, the United Kingdom and Germany.

Trading operating income for Europe increased from € 1,209 million in 2004 to € 1,266 million in 2005 and trading operating margin increased from 14.9% in 2004 to 15.5% in 2005. This increase was mainly the result of an improvement in operational performance as well as changes in the scope of consolidation (disposals of the water businesses in Italy as well as the biscuits businesses in the United Kingdom and Ireland). It was partially offset by the increase in the price of certain raw materials, particularly plastics, as well as a decrease in profitability in France.

Asia.    Net sales in Asia increased from € 1,965 million in 2004 to € 2,235 million in 2005, an increase of 13.8%. At constant exchange rates and scope of consolidation, net sales increased by 12.9% in 2005, with a large contribution from Indonesia and China.

Trading operating income for Asia decreased from € 259 million in 2004 to € 256 million in 2005 and trading operating margin decreased from 13.2% in 2004 to 11.5% in 2005, principally due to the large negative impact of the increase in the cost of transport and the price of plastics.

Rest of the World.    Net sales in this region, which primarily includes the activities of the Group in the Americas and South Africa, increased from € 2,212 million in 2004 to € 2,610 million in 2005, an increase of 18%. At constant exchange rates and scope of consolidation, net sales increased by 15.6% in 2005, with high levels of growth in every country in the region.

Trading operating income for the Rest of the World increased from € 220 million in 2004 to € 314 million in 2005 and trading operating margin increased from 10.0% in 2004 to 12.0% in 2005, due to the growth of the business and the deconsolidation of the biscuits activities in Latin America.

Liquidity and Capital Resources

Net Debt

Danone’s consolidated net debt is defined as current and non-current financial liabilities less cash, cash equivalents and marketable securities. Danone’s management uses net debt and total equity as an internal liquidity indicator. Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies. A table of changes in net debt with a reconciliation of net debt to total debt is provided below.

	At December 31,
	At December 31, 2004	Change for the year	Transfer to current portion	Translation adjustments	Other	At December 31, 2005
	(€ in millions)
Cash and cash equivalents	466	57	—	53	—	576
Marketable securities	2,200	210	—	3	—	2,413

Total cash and cash equivalents	2,666	267	—	56	—	2,989
Current financial liabilities	527	(191)	520	20	(7)	869
Non-current financial liabilities	6,677	(715)	(520)	59	191	5,692

Total financial liabilities	7,204	(906)	—	79	184	6,561

Net debt	4,538	(1,173)	—	23	184	3,572

Other changes in net debt correspond primarily to the revaluation of the put options granted to minority stockholders.

Cash, Cash Equivalents and Marketable Securities

Marketable securities, which are treated as trading securities, include mainly negotiable debt instruments (€ 670 million at December 31, 2005 compared to € 765 million at December 31, 2004) and money market funds (€ 1,743 million at December 31, 2005 compared to € 1,435 million at December 31, 2004).

Marketable securities are usually purchased from major financial institutions.

Financial Debt

Financial debt is composed of the following:

	At December 31,
	2004	2005
	(€ in millions)
Convertible bonds	605	70
Equity-linked notes	130	—
Bank loans, other debt and employee profit-sharing debt	3,326	3,465
Financial liabilities linked to options granted to minority stockholders	2,440	2,626
Financial liabilities linked to securitized receivables	703	400

Total debt	7,204	6,561

Including short-term portion	527	869
Including long-term portion	6,677	5,692

The line item “Bank loans, other debt and employee profit-sharing debt” mainly comprises (i) Euro Medium-Term Notes (EMTN) denominated in euro or in foreign currencies, which were issued as part of the € 5 billion annual program established by the Company and its subsidiary Danone Finance, and (ii) treasury notes.

The line item “Financial liabilities linked to options granted to minority stockholders” corresponds to the exercise price of the put options granted to minority stockholders in certain consolidated companies. The main commitments relate to Danone Spain (for € 2,043 million) and Danone Asia (for € 70 million). The majority of these options are exercisable at any time. No significant financial investment is currently considered probable regarding these options, except the exercise in 2006 of options relating to Danone Asia, Danone Romania (Fresh Dairy Products in Romania) and Bolshevik (Biscuits in Russia). At December 31, 2005, the financial liabilities related to these three options were classified as current financial liabilities in an amount of € 120 million.

The decrease in financial debt between December 31, 2004 and December 31, 2005 resulted primarily from the early redemption of a portion of the convertible bonds, the full repayment of the equity-linked notes and a reduction in the amount of securitized receivables, partially offset by a revaluation of the debt related to put options granted to minority interests.

Consolidated Cash Flows

The Group believes that the liquidity from its operations, cash, cash equivalents and marketable securities and the amounts available through its credit lines will be sufficient to finance its operating expenses, capital investment needs, debt service and dividend payments.

The table below presents information related to the consolidated cash flows for the years ended December 31, 2004 and 2005.

	Year ended December 31,
	2004	2005
	(€ in millions)
Cash flows provided by operating activities	1,694	1,847
Capital expenditures (net of disposals)	(490)	(544)
Free cash flow(1)	1,204	1,303
Financial investments (net of disposals)	522	955
Net changes in long-term loans and other assets	130	(134)
Cash flow from discontinued operations	52	30
Dividends paid	(456)	(489)
Share repurchases (net of disposals)	(213)	(558)
Increase in capital and additional paid-in capital	38	61

Net financing surplus (requirements)	1,277	1,168

(1)	Free cash flow equals cash flows from operating activities minus capital expenditures net of disposals. Danone management uses free cash flow as an internal liquidity indicator. Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies. Free cash flow does not represent the residual cash flow available for discretionary expenditures, as other commitments have not been deducted.

Cash Flows Provided by Operating Activities

Cash flows provided by operating activities reflects the difference between cash generated from operations and net changes in current working capital. In general, cash flow is lower in the first half of any given year compared to the second half of that year because of higher working capital needs in the beginning of the year due to (i) increased production in preparation for reduced plant activity and temporary plant closures during the summer vacation months, (ii) the build-up of beverages inventory for stronger consumption in the summer and (iii) outstanding accounts receivable from sales realized in May and June as a result of seasonal variations.

The increase in cash flows provided by operating activities resulted from (i) a 9% increase in cash provided by operations, which increased from € 1,574 million in 2004 to € 1,716 million in 2005 and (ii) the optimization of net changes in working capital, which amounted to € 131 million in 2005 compared to € 120 million in 2004.

Capital Expenditures.    Capital expenditures amounted to € 607 million in 2005 compared to € 520 million in 2004, representing 4.7% and 4.2% of net sales, respectively. See “—Overview—Acquisitions and Investments.” Disposals of industrial assets amounted to € 63 million in 2005, compared to € 30 million in 2004.

Financial Investments.    Financial investments totaled € 636 million in 2005 compared to € 98 million in 2004. For additional information on the Group’s acquisitions and divestitures, see above “—Overview—Acquisitions and Investments” and “—Recent Events.”

Proceeds from the sale of assets amounted to € 1,659 million in 2005. They were primarily related to the disposals of the bottled water businesses in Italy (over € 80 million), the sauces businesses in the United Kingdom and the United States (approximately € 650 million) and the investment in the Spanish brewery Mahou (over € 600 million).

Share Repurchase.    In 2005, the Company repurchased 9,125,430 of its own shares, for a total amount of € 685 million, compared to 3,396,387 shares, for a total amount of € 226 million in 2004.

Other Financing

At December 31, 2005, the Group’s non-consolidated investments included investments in listed companies with a market value of € 263 million, as is reflected in the balance sheet. These non-consolidated investments mainly consist of investments in Wimm Bill Dann, ONA, Shanghai Bright Dairy and Scottish & Newcastle plc. On February 28, 2006, all of the investments in Scottish & Newcastle plc were sold.

Marketable securities include mainly negotiable debt instruments and money market funds with major financial institutions, with respect to which the Group’s exposure is limited. In addition, other financial assets include marketable securities in the amount of € 214 million held as security for the Group’s damage and healthcare provisions as well as other securities to be held until maturity.

The Group’s pension fund had a market value of € 150 million at December 31, 2005, of which approximately 38% was invested in equity securities, pursuant to the policy adopted by the trustees who manage these funds. See Note 17 to the Consolidated Financial Statements.

At December 31, 2005, long-term loans included a € 306 million loan granted to the investment funds as part of the divestiture of the cheese and cured meats activities of Galbani in 2002. The repayment of this loan depends on the future value of Galbani and, following the disposal of Galbani in January 2006 by the fund which acquired this company from the Group, the Company believes that the loan will be fully repaid, probably before its maturity in 2013.

Financial Condition

Danone’s consolidated net debt (defined as current and non-current financial liabilities less cash, cash equivalents and marketable securities) decreased to € 3,572 million at December 31, 2005 from € 4,538 million at December 31, 2004, corresponding to ratios of net debt to total equity of 63.5% in 2005 (16.8% excluding financial liabilities related to the put options granted to minority stockholders) and 100.7% in 2004 (46.6% excluding financial liabilities related to the put options granted to minority stockholders). Danone’s management uses the net debt to total equity ratio as an internal liquidity indicator. Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies.

The Company’s long-term debt is rated A1 stable by Moody’s and A+ stable by Standard & Poor’s, and its commercial paper is rated A-1 by Standard & Poor’s. The Group’s financial objective includes the use of debt financing to lower the average cost of capital, while maintaining reasonable levels of indebtedness to protect its financial flexibility.

Danone maintains (at the parent company level and at the level of its finance subsidiaries) credit lines with banks and other financial institutions to ensure the availability on an as-needed basis of medium-term credit lines. At December 31, 2005, Danone had credit lines totaling € 2,875 million (€ 3,050 million at December 31, 2004). Operating subsidiaries had credit lines of € 146 million at December 31, 2005. Moreover, at December 31, 2005, the Group had cash and cash equivalents and marketable securities of € 2,989 million (compared to € 2,666 million at December 31, 2004) to meet working capital needs and to take advantage of expansion opportunities.

Off-balance Sheet Arrangements and Aggregate Contractual Obligations

Aggregate Contractual Obligations

The following table sets forth the contractual obligations of the Group at December 31, 2005:

	Payment due by period
	Total	2006	2007	2008	2009	2010	2011 and after
	(€ in millions)
Financial liabilities(1)(2)	6,668	906	1,347	915	131	146	3,223	(3)
Capital lease commitments(2)	38	23	2	2	1	1	9
Operating lease commitments	359	119	71	58	31	20	60
Commitments to purchase goods, services and investments	507	391	37	22	17	12	28
Commitments related to financial investments	84	73	11	—	—	—	—

(1)	Excluding financial liabilities linked to capital leases.
(2)	Including financial interest.
(3)	Consists primarily of the financial liabilities related to options granted to minority stockholders, which can be exercised at any time.

Other Commitments

	Amount of obligation by date of expiration
	Total	2006	2007	2008	2009	2010	2011 and after
	(€ in millions)
Commitments granted
Guarantees and pledges given	95	77	—	3	—	1	14
Other commitments given	62	25	7	4	3	2	21

Commitments received
Credit lines	3,021	217	450	501	1,650	200	3
Guarantees and pledges received	54	45	1	—	—	—	8
Other commitments received	53	35	12	2	1	—	3

Commitments Related to Investments in Affiliates

The Group is committed to acquiring the shareholdings owned by third parties in some of the Group’s affiliates, should these third parties wish to exercise their put options. The exercise prices of these put options are usually based on the profitability and the financial position of the entity as of the exercise date. As of December 31, 2005, the Group’s commitments with regards to these options were estimated at approximately € 240 million. These commitments mainly relate to The Danone Springs of Eden BV, in an amount of approximately € 150 million. As part of the creation of the company, the Group granted a put option and was granted a call option on the 33.1% interest in the company it does not already own, directly or indirectly. These options can be unconditionally exercised in 2008 and, when certain conditions are met, before 2008.

Guarantees and Pledges

In addition, the Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of the divestitures completed between 1997 and 2005. In some cases, damages are sought and liabilities are accrued for when a loss is probable and can be reasonably estimated.

Impact of Changes in Exchange Rates

The Group publishes its consolidated financial statements in euro. In 2005, approximately 51% of the Group’s net sales and 60% of its trading operating income were realized in euro. However, a substantial portion of the Group’s assets, liabilities, sales and earnings are denominated in currencies other than the euro, particularly the Chinese yuan, the U.S. dollar and U.S. dollar-influenced currencies, the British pound or the Polish zloty. As a result, the Group is exposed to fluctuations in the values of such currencies against the euro with respect to the translation into euro of amounts to be reflected in its consolidated financial statements. In particular, the appreciation of the euro in relation to other currencies decreases the euro value of the contribution to the Group’s consolidated results and financial condition of subsidiaries that maintain their financial accounts in such other currencies.

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

In 2005, approximately 49% of the Group’s net sales (47% in 2004) and 40% of the Group’s trading operating income (33% in 2004) were outside the euro zone and therefore subject to exchange rate risk.

	2004		2005
	In millions of euro	As a % of Group figures	In millions of euro	As a % of Group figures
Net sales:
of subsidiaries located in euro zone	6,505	53%	6,642	51%
of subsidiaries located outside euro zone	5,768	47%	6,382	49%

Group total net sales	12,273	100%	13,024	100%

Trading operating income:
of subsidiaries located in euro zone	1,077	67%	1,043	60%
of subsidiaries located outside euro zone	531	33%	695	40%

Group total trading operating income	1,608	100%	1,738	100%

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

In accordance with French law governing a société anonyme, a form of limited liability company, the Company’s activities are managed by its board of directors, or conseil d’administration, and by its Chairman and Chief Executive Officer, who has full executive authority to manage the activities of the Company, subject to the prior authorization of the board of directors or of the Company’s shareholders for certain decisions specified by law or by the charter of the board of directors.

Under French company law, the board of directors may elect one person to assume the position of Chairman and Chief Executive Officer or split these functions between two different persons (either the Chairman of the Board or another natural person bearing the title of Chief Executive Officer or Directeur Général). The Company’s bylaws were modified at the extraordinary shareholders’ meeting of April 25, 2002 to provide for such a choice. According to the Company’s bylaws, the choice is made by the board of directors deciding with a majority of all its members. On April 25, 2002, the board of directors decided not to split these two functions, which are currently performed by the same person.

French law and the Company’s bylaws permit the board of directors to delegate general or specific powers to up to five people (Directeurs Généraux Délégués or Assistant Managing Directors). The Chief Executive Officer proposes the appointment of the Directeurs Généraux Délégués or Assistant Managing Directors to the board of directors and the board of directors determines their specific management powers and responsibilities. Under French law, an Assistant Managing Director, like the Chief Executive Officer, has broad powers to represent and bind the Company in dealings with third parties. An Assistant Managing Director may be removed by the board of directors at any time upon proposal by the Chief Executive Officer. An Assistant Managing Director may be held individually responsible for his/her actions if they are deemed contrary to the Company’s interests.

Pursuant to the Company’s bylaws, in addition to the appointment of Directeurs Généraux Délégués, the board of directors can appoint one or more Vice-Chairmen. The Vice-Chairman’s seat comprises no particular powers other than chairing board meetings and general meetings if either the Chairman or the director temporarily acting for the latter, in compliance with law, is absent.

In consideration for their services on the board, directors are entitled to receive jetons de présence (“directors’ fees”). The total annual amount of jetons de présence is fixed at the shareholders’ meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. Subject to one exception below, a director may not vote for his or her own remuneration. If he or she does vote, the decision is void. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest. The Chairman of the Board, Chief Executive Officer and Assistant Managing Directors are entitled to receive remuneration or other amounts in addition to jetons de présence under certain circumstances. Any additional remuneration is determined by the board of directors and therefore, in this case only, the Chairman of the Board, Chief Executive Officer and Assistant Managing Directors may vote on resolutions concerning their remuneration.

Board of Directors

Under French law, the board of directors prepares and presents yearly financial statements to the shareholders and calls the shareholders’ meeting. In addition, the board of directors determines the direction of the Company’s activities and oversees the implementation of its decisions.

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

Pursuant to French law and the Company’s bylaws, the board of directors may consist of 3 to 18 directors. The Company’s bylaws provide that each director is elected by the shareholders at an ordinary general meeting of shareholders for a three-year term and is eligible for reelection upon expiration of such term. The shareholders’ meeting of April 11, 2003 passed a resolution increasing the aggregate amount of directors’ fees to € 500,000. According to the Group’s rules in effect, directors who are also members of the executive committee do not receive directors’ fees. In 2005, directors were paid a total of approximately € 344,000 in directors’ fees for their attendance at board meetings. A director who attended all six meetings of the board of directors in 2005 received € 22,000 in director’s fees, with a fixed portion of € 10,000 and a variable portion of € 2,000 per meeting. In addition, the members of the Audit Committee and Compensation and Nomination Committee received compensation of € 4,000 per meeting. The compensation of the chairmen of these committees is double these amounts. Each director must own at least 2,000 shares of the Company throughout his term of office. In 2005, the board of directors of the Company held six meetings and the attendance rate was approximately 92%.

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

The French Commercial Code and the Company’s bylaws require any director, the Chief Executive Officer, any Assistant Managing Directors and any of the Company’s shareholders holding the voting rights greater than 10%, or if a shareholder company, the company controlling it, that are considering, either directly or indirectly, personally or through an intermediary, entering into an agreement with the Company, to inform the Company’s board of directors as well as its auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the board of directors, and the director in question or person concerned may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general meeting of shareholders for approval once entered into, upon presentation of a special report from the Company’s auditors. Any agreement entered into in violation of these requirements may be declared void by the Commercial Court at the request of the Company or of any shareholder, if such agreement is contrary to the interests of the Company. Moreover, French law also states that agreements which are entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary are not subject to the prior authorization of the board of directors. Nevertheless, such agreements must be disclosed by the interested party to the Chairman of the board of directors unless they are not significant for any party in terms of purpose or financial impact. The list and purpose of such agreements must be communicated by the Chairman of the board to the board of directors and to the statutory auditors.

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

The following table sets forth the names and ages of the directors of the Company, their principal occupation or employment, the dates of their initial election as directors and the years of expiration of their terms:

Name	Age	Principal Occupation or Employment	Director Since	Term Expires
Franck Riboud	50	Chairman and Chief Executive Officer (“Président Directeur Général”). Director: L’Oreal SA, Renault, Sofina, ONA, Quicksilver; Member of Supervisory Board: Accor.	1992	2007
Jacques Vincent	60	Vice-Chairman, Directeur Général Délégué. Chairman of the Board of Directors: Ecole Normale Supérieure de Lyon; Director: Centrale Laitière, Syngenta.	1997	2008
Bruno Bonnell(1)	47	Chairman of the Board of Directors: Infogrames Entertainment; Director: Olympique Lyonnais; Member of the Supervisory Board: Pathe, Eurazeo.	2002	2008
Michel David-Weill	73	President of Supervisory Board: Eurazeo; Member of Supervisory Board: Publicis Groupe.	1970	2008
Emmanuel Faber	42	Executive Vice-President—Asia-Pacific. Director: Ryanair Holdings Plc; Member of the Supervisory Board: Legris Industries.	2002	2007
Richard Goblet d’Alviella(1)	57	Chief Executive Officer (“Administrateur Délégué”): Sofina S.A.; Director: Delhaize Groupe, Suez, Suez-Tractebel, Caledonia Investements, Finasucre SA, Glaces de Moustier sur Sambre, Henex S.A., Société de Participations Industrielles SA; Member of the Supervisory Board: Eurazeo.	2003	2009	(2)
Hirokatsu Hirano	68	Advisor of the International Business division, Yakult Honsha.	2004	2008
Bernard Hours	49	Executive Vice-President—Fresh Dairy Products. Director: Colombus Café, Flam’s.	2005	2008
Christian Laubie(1)	67	Member of the Haut Conseil du Commissariat aux Comptes.	1985	2009	(2)
Jean Laurent(1)	61	Chairman of the Board of Directors: Calyon S.A., Institute Europlace de Finance; Director: M6; Member of the Supervisory Board: Eurazeo.	2005	2009	(2)
Hakan Mogren(1)	61	Deputy Chairman: AstraZeneca Plc; Vice-Chairman: Gambro AB; Board Member: Remy Cointreau, Investor AB, Sweden America Foundation.	2003	2009	(2)
Jacques Nahmias(1)	58	Chairman: Pétrofrance Chimie SA, Terminales Portuarias S. L., Vice-Chairman: Mercury Oil & Shipping Corporation, Petrofrance Inc.	1981	2008
Benoît Potier(1)	48	Chairman of the Management Board: Air Liquide SA; Chairman and Chief Executive Officer: Air Liquide International; Member of the Supervisory Board: Michelin.	2003	2009	(2)

(1)	Independent director as determined by the board of directors.
(2)	Subject to the approval of the shareholders’ meeting of April 27, 2006.

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

The board of directors applied the recommendations of the Bouton Report to evaluate the independence of the directors according to criteria that are different from those adopted by the New York Stock Exchange. However, the board of directors decided to progressively implement the recommendation of the Bouton Report relating to directors who have served as such for over 12 years and provide for the development of the board accordingly. The board of directors also noted that the roles as directors that Mr. Bonnell and Mr. Goblet d’Alviella occupy in companies in which Mr. Franck Riboud was also a director did not affect their independence. As a result of these decisions, the board reviewed the position of each of its directors and qualified seven of the thirteen directors as independent. The Company believes that seven of the thirteen directors are also independent under the independence criteria adopted by the New York Stock Exchange.

Significant Differences from NYSE Corporate Governance Requirements

Although Groupe Danone, as a foreign private issuer, is exempt from most of the corporate governance requirements of the New York Stock Exchange applicable to U.S. companies, Groupe Danone currently complies with substantially all such corporate governance requirements except that Groupe Danone’s non-management directors do not currently meet without management and Groupe Danone’s Compensation and Nomination Committee is not composed wholly of independent directors and does not have a written charter.

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

The following table sets forth the names and ages of the executive officers of the Company and their current positions with the Company:

Name	Age	Position	Executive Officer Since
Franck Riboud	50	Chairman and Chief Executive Officer (Président Directeur Général)	1996
Jacques Vincent	60	Vice-Chairman and Directeur Général Délégué	1996
Georges Casala	64	Executive Vice-President—Biscuits and Cereal Products	2000
Emmanuel Faber	42	Executive Vice-President—Asia-Pacific	2000
Antoine Giscard d’Estaing	45	Executive Vice-President—Finance, Strategy and Information Systems (Chief Financial Officer)	2005
Bernard Hours	49	Executive Vice-President—Fresh Dairy Products	2001
Simon Israël	52	Non-Executive Vice-President—Asia/Pacific	1997
Philippe Loïc Jacob	41	Secretary General	2005
Thomas Kunz	48	Executive Vice-President—Beverages	2004
Franck Mougin	48	Executive Vice-President—Human Resources	2002
Sven Thormahlen	49	Executive Vice-President—Research and Development	2005

Franck Riboud, 50, has been Chairman and Chief Executive Officer (Président Directeur Général) since 1996. Mr. Riboud joined the Group in 1981 and has held several positions, including General Manager of Evian in 1990 and General Manager of Corporate Business Development in 1994 when he was responsible particularly for the internationalization of the Group. Prior to being appointed to his current position, he was Vice-President and General Manager and Member of the board of directors from 1994. Mr. Riboud holds a degree in engineering from Ecole Polytechnique in Lausanne.

Jacques Vincent, 60, was appointed Vice-Chairman and Directeur Général Délégué in 1998. Prior to this, he was Vice-President—Fresh Dairy Products. Having spent most of his career with the Group, he occupied various positions as general manager of certain of its subsidiaries in France, Germany, Italy and the United States in the water and dairy businesses. Mr. Vincent holds a Master of Science degree from Stanford University, an engineering degree from the Ecole Centrale de Paris and a degree in economics.

Georges Casala, 64, is Executive Vice-President—Biscuits and Cereal Products Worldwide. He began his career in General Foods and joined Danone in 1973. Since then, he has held such positions as President and Chief Executive Office of the Dannon Company in the United States from 1982 to 1989, Vice-President of Danone France since 1989 and Executive Vice-President—Northern Europe since 1995. Mr. Casala is a graduate of the Ecole Supérieure de Commerce de Paris and holds a degree in economics.

Emmanuel Faber, 42, is Executive Vice-President—Asia-Pacific. He joined the Group in 1997 as Director of Development and Strategy and has held his current position since 2000. He began his career as a consultant with Bain & Co. then worked for Banque Baring Brothers in 1988. Subsequently, he became financial director and head of strategy of the Legris Industries Group in 1993 and later a member of the board of directors in 1994 and Managing Director of the Group in 1997. Mr. Faber is a graduate of the Ecole des Hautes Etudes Commerciales (HEC).

Antoine Giscard d’Estaing, 45, is Executive Vice-President—Finance, Strategy and Information Systems (Chief Financial Officer). He began his career as a finance inspector in the French civil service. He then joined Lyonnaise des Eaux, where he held a number of positions within the Finance Department and at subsidiary Elyo. From October 1995 to May 1999, Mr. Giscard d’Estaing served as Senior Vice President, Finance for Lyonnaise des Eaux, which merged with Suez to become Suez Lyonnaise des Eaux in 1997. In June 1999, he joined Schneider Electric as Executive Vice-President, Finance and Control and a member of the Executive Committee. Antoine Giscard d’Estaing is a member of the Board of the French stock market authority, Autorité des Marchés Financiers (AMF). He is a graduate of the Ecole des Hautes Etudes Commerciales (HEC) and the Ecole Nationale d’Administration (ENA).

Bernard Hours, 49, is Executive Vice-President for Fresh Dairy Products Worldwide. He joined the Group in 1987 following a career at Unilever. Since then, he held various positions within the Group, including several marketing positions at Kronenbourg, Evian and Danone France. He was also General Manager of subsidiaries in the fresh dairy products division (Hungary and Germany) and in the biscuits division (France). Mr. Hours is a graduate of the Ecole des Hautes Etudes Commerciales.

Simon Israël, 52, a New Zealand national, has served as Executive Vice-President—Asia/Pacific since 1999. Prior to joining the Group, he was President Asia Pacific for Sara Lee and held several managing and executive positions with Sara Lee in Indonesia, the Philippines and Japan.

Philippe Loïc Jacob, 41, is Secretary General of Groupe Danone (covering the Legal Department, Public Affairs Department, Quality Department and Risk Management Department). He started his career in 1986 in various marketing positions for Evian and for Brasseries Kronenbourg. In 1993 he was appointed Director of Acquisitions within the Corporate M&A Department. In 1996 he moved to Argentina as General Manager of Villa del Sur before being appointed General Manager of the Mercosur Water Business. In 2000 he was appointed Director of Strategy and Acquisitions for the Water Worldwide Business Unit. Philippe-Loïc Jacob is a French and Canadian citizen and holds a diploma from the Lyon School of Management (EM Lyon).

Thomas Kunz, 48, is Executive Vice-President—Beverages. He joined the Group in 1990 as Marketing Director of Gervais Danone AG, Germany. In 1995, he was appointed General Manager of Danone Mexico, and in 1998, he was appointed General Manager of Bagley, Argentina. In 1999, he was appointed General Manager of the Dairy North America business. Mr. Kunz graduated from the Saint Gall University in Switzerland with a degree in economics.

Franck Mougin, 48, is Executive Vice-President—Human Resources. He has spent his entire career working in human resources, for several industrial groups. Mr. Mougin began his career with CGEE-Alsthom in 1981, before joining the Luchaire group. In 1983, he joined Matra Electronique as Human Resources Manager. From 1989 to 1995, he held the position of Human Resources Manager with Fruehauf France, and then with the Fruehauf-Trailor Group. Since 1995, he held successive positions as Human Resources Manager for Placoplatre, and then for the British Plaster Board Group (BPB) in London. Mr. Mougin holds a Master’s degree in social law.

Dr. Sven Thormahlen, 49, is Executive Vice-President—Research and Development. He received his doctorate in organic synthetic chemistry from the University of Hamburg and held different positions in the research and development organizations of leading healthcare and consumer goods companies. He has worked in Germany, in the United States and in France. His experience covers product research, product development, clinical studies and quality assurance.

Directors’ and Executive Officers’ Compensation

In 2005, the aggregate amount of compensation paid by Danone to its executive officers and directors as a group (20 persons in all) for services in all capacities was € 11.2 million, including € 10.9 million to executive officers of which € 5.4 million was bonus compensation. The aggregate amount paid by Danone for pension, retirement or similar benefits for the same executive officers and directors as a group in respect of the 2005 fiscal year was € 0.6 million.

Executive officers’ compensation amounts include a fixed element and a variable element representing between 40% and 60% of total compensation. The variable element is based on economic and individual objectives. For all executive officers, the variable element is based on economic objectives, to which is added a qualitative evaluation of the strategy developed over the course of the year. For the Chairman and Vice-Chairman, the variable economic element is calculated with reference to Group objectives, in terms of net sales, trading operating margin, free cash flow and current net earnings per share, as communicated to the financial markets. For executive officers who manage a business line, the variable economic element is based on objectives set in the budget of the business line in terms of net sales, trading operating income, free cash flow and trading operating margin. For the other executive officers, the variable economic element is calculated based on the Group’s objectives set in the budget in terms of trading operating income, current net earnings per share and operating costs. The compensation of the Chairman and Vice-Chairman are determined by the board of directors on the basis of recommendations made by the Compensation and Nomination Committee. The compensation policy for the other members of the executive committee is presented annually to the Compensation and Nomination Committee.

In 2004 and 2005, the aggregate amount of compensation for services awarded to the directors was:

	Compensation and Other Benefits(1)
Name	2004	2005
	(in euro)
Franck Riboud	2,426,860	2,485,540
Jacques Vincent	1,511,140	1,544,620
Bruno Bonnell	14,000	20,000
Michel David-Weill	36,000	32,000
Emmanuel Faber	786,430	966,058
Richard Goblet d’Alviella	48,000	54,000
Hirokatsu Hirano	15,500	20,000
Bernard Hours(2)	—	941,408
Christian Laubie	48,000	54,000
Jean Laurent(3)	—	20,000
Hakan Mogren	14,000	16,000
Jacques Nahmias	20,000	22,000
Benoît Potier	24,000	66,000

(1)	Compensation includes gross salary, bonuses, indemnities and directors’ fees granted by the Company and its subsidiaries for the financial period. In 2005, the variable portion of compensation was € 1,490,000 for Franck Riboud, € 780,000 for Jacques Vincent, € 501,438 for Emmanuel Faber and € 471,788 for Bernard Hours. In addition, benefits in kind were granted to each director member of the executive committee in the amount of € 4,620.
(2)	Bernard Hours was appointed director by the general shareholders’ meeting of April 22, 2005.
(3)	The cooptation of Jean Laurent as director was ratified by the general shareholders’ meeting of April 22, 2005.

Employees at Groupe Danone benefit from the Groupe Danone standard employment contracts. However, while Franck Riboud and Jacques Vincent hold their positions as Président Directeur Général and Directeur Général Délégué, respectively, their service contracts with the Company are suspended. In the event that either of these two individuals no longer holds his position, his service contract with the Company will be reinstated, (i) taking into account the length of his terms as Président Directeur Général or Directeur Général Délégué, respectively, for purposes of seniority and benefits, (ii) at a position comparable to that currently held in the executive committee and (iii) at an annual level of compensation no less than the average for all the members of the executive committee during the twelve months prior to such reinstatement. Emmanuel Faber and Bernard Hours continue to benefit from their service contracts without interruption. In addition, if Messrs. Riboud and

Vincent are removed from their current positions, they will be entitled to a severance payment of two times the compensation (including bonus compensation and benefits) received during the preceding twelve months. A similar provision also applies to Mr. Faber and all members of the executive committee who hold a service contract under French law.

Senior managers of the Group who were under the French pension system at December 31, 2003 benefit from a defined benefit pension plan. This plan pays a pension based on years of service and the amount of the last salaries, under the condition that the employee is still with the Group at the time of retirement. The pension is paid after deducting pensions paid by other mandatory plans and may reach a maximum of 65% of the last salary. In the event of retirement before the age of 55 or in the event of death before retirement, the employee loses all benefits under this plan. This pension plan was closed to new participants on December 31, 2003. The amount provisioned for this plan represents the obligation of the Group at December 31, 2005 for the payment of annuities calculated on the basis of life expectancies based on mortality tables. At December 31, 2005, the total amount of the Group’s pension obligations for directors was €39 million.

Committees of the Board of Directors

The board of directors has established two committees: the Audit Committee and the Compensation and Nomination Committee, as described below. The administrative organization of the committees differs from that required of U.S. companies listed on the New York Stock Exchange.

Audit Committee

The Audit Committee, which met nine times in 2005, reviews and comments on the Company’s statutory and consolidated financial statements prior to their approval by the board of directors. In addition, the Audit Committee ensures that (i) management has ensured the reliability and integrity of the Company’s adopted accounting policies, especially those requiring judgments and estimations, and (ii) management has established internal control procedures that are sufficient to assure quality and compliance with all applicable laws, regulations and corporate policies concerning financial reporting. The Committee also reviews internal and external audit activities and results, as well as specific assignments given to the auditors by the board of directors. It gives recommendations regarding the fees of the independent accountants.

In 2005, the Audit Committee in particular examined:

•	the impact on the Group of the application of the international accounting standards (IFRS),

•	the procedures put in place for the valuation of long-term assets, in particular, those related to the HOD water activities in the United States, Europe and Canada,

•	the status of the work required to comply with the Sarbanes-Oxley Act of 2002,

•	the procedures for risk assessment, and

•	the approval of internal and external audit plans.

The written minutes of the Audit Committee meetings were circulated to the directors and commented on during the meetings of the board of directors.

The members of the Audit Committee are Benoît Potier (Chairman), Richard Goblet d’Alviella and Christian Laubie, who are all independent.

Mr. Christian Laubie is the “financial expert” of the Audit Committee, due to his knowledge of generally accepted accounting principles, procedures of internal control and the roles of the Audit Committee. Mr. Laubie was the Chief Financial Officer for Groupe Danone from 1980 to 2000, and he participates in the organization that regulates statutory audit professionals in France.

Compensation and Nomination Committee

The board of directors decided to merge the Compensation Committee and the Nomination Committee into a single committee called the Compensation and Nomination Committee, effective April 22, 2005. This committee makes recommendations to the board of directors with respect to its organization, the nomination of new directors and compensation paid and options granted to executive officers. The Committee met one time during 2005 and in particular recommended the adoption of a variable compensation system in the form of Group Performance Units (GPU). The members of the Compensation and Nomination Committee are Mr. Michel David-Weill (Chairman), Mr. Jean Laurent (independent director) and Mr. Hakan Mogren (independent director).

Share Ownership

As of December 31, 2005, the total number of shares owned by the Company’s directors and executive officers as a group (20 persons) was 309,500 or 0.11% of the outstanding shares of the Company, not including 9,716,486 shares held by Eurazeo, in which Mr. Michel David-Weill, a director of the Company, has direct and/or indirect interests. None of the Company’s directors or executive officers owns more than 1% of the Company’s outstanding shares.

Options

As of December 31, 2005, a total of 8,243,382 options to purchase existing shares was outstanding, of which 1,947,168 were held by the executive officers. During 2005, the grants and exercise of options by directors were as follows:

	Options Granted(1)			Options Exercised
Board Directors	Number of Options	Expiration Date	Exercise Price	Number of Options		Exercise Price
Franck Riboud	100,000	04/22/2013	€75.11	40,000		€38.99
		04/22/2013		60,000		€58.09
Jacques Vincent	53,333	04/22/2013	€75.11	100,000		€58.09
Emmanuel Faber	26,667	04/22/2013	€75.11	24,000		€58.09
Bernard Hours	26,667	04/22/2013	€75.11	4,000	(2)	€58.09

(1)	Option Plan of April 11, 2003.
(2)	Mr. Bernard Hours exercised 4,000 options on March 8, 2005, before being appointed director of the Company by the general shareholders’ meeting of April 22, 2005.

These options were granted by the board of directors pursuant to employee stock option plans adopted at general shareholders’ meetings. Pursuant to each option plan, the board was authorized to issue options exercisable in the aggregate for up to 1.0% of the Company’s outstanding share capital at the date of issuance (plans adopted in May 1995 and May 1997), up to four million shares at the date of issuance (plans adopted in May 1999, May 2001 and April 2003) or up to three million shares at the date of issuance (plan adopted in April 2005), including all options already outstanding under the current and previous plans. Since March 1999, the exercise price for the options should be at least equal to the average price quoted for the shares on Euronext Paris during a period of 20 business days prior to the date of granting by the board. The options may only be exercised two years after their granting, unless an exception is available.

In 2005, a total of 156,301 options to purchase existing shares issued under the April 11, 2003 plan were granted at a weighted average exercise price of € 75.78 to the ten employees of the Group, excluding directors, who received the largest number of options, of which 127,501 were granted to six members of the Company’s executive committee.

During the same period, a total of 414,800 options were exercised at a weighted average exercise price of € 58.34 by the ten employees of the Group, excluding directors, who subscribed or purchased the largest number of shares, of which 60,000 options were exercised by two members of the executive committee.

The following table sets out certain information relating to the various option plans as of December 31, 2005. Numbers have been restated to give effect to the 2 for 1 stock splits effected by the Company in June 2000 and June 2004.

Options Plan	Options Issuable		Meetings of the Board of Directors and Grant dates		Options Granted	Expiration Date	Exercise Price of Options per Ordinary Share	Number of Options cancelled at December 31, 2005	Number of Ordinary Shares purchased by December 31, 2005	Balance of Ordinary Shares to be purchased	Of which: Ordinary Shares Issuable to Members of the Executive Committee	Of which: Number of Members of the Executive Committee who can exercise the Options
May 14, 1997	3,098,340	(1)	09/09/1997		640,000	09/09/2005	€33.38	103,600	536,400	—	—
			01/28/1998		160,000	01/28/2006	€38.99	—	160,000	—	—
			03/18/1998		778,000	03/18/2006	€44.25	8,000	614,676	155,324	30,000
			05/19/1998		10,000	05/19/2006	€51.07	—	4,000	6,000	—
			09/15/1998		274,000	09/15/2006	€58.08	12,000	166,000	96,000	—
			01/26/1999		279,200	01/26/2007	€55.75	30,000	159,838	89,362	—
			03/17/1999		160,800	03/17/2007	€56.75	20,000	116,800	24,000	—
			05/19/1999		378,040	05/19/2007	€61.98	41,200	164,240	172,600	8,000
					2,680,040			214,800	1,921,954	543,286	38,000	5

May 19, 1999	4,000,000	(2)	06/15/1999		414,000	06/15/2007	€64.19	44,200	158,840	210,960	1,400
			09/14/1999		39,400	09/14/2007	€60.15	—	25,600	13,800	—
			01/26/2000		666,680	01/26/2008	€58.09	17,600	439,880	209,200	63,200
			03/15/2000		449,600	03/15/2008	€51.53	32,800	240,760	176,040	27,600
			05/22/2000		83,200	05/22/2008	€63.50	38,400	28,000	16,800	—
			09/13/2000		241,400	09/13/2008	€77.91	38,400	26,600	176,400	—
			10/17/2000		4,800	10/17/2008	€76.90	—	2,400	2,400	—
			03/14/2001		1,488,500	03/14/2009	€73.57	230,000	199,700	1,058,800	304,000
					3,387,580			401,400	1,121,780	1,864,400	396,200	7

May 29, 2001	4,000,000	(3)	10/08/2001		311,300	10/08/2009	€70.81	44,000	46,300	221,000	—
			04/25/2002		1,313,600	04/25/2010	€69.40	78,300	156,380	1,078,920	260,400
			10/17/2002		234,600	10/17/2010	€60.76	33,600	62,952	138,048	18,000
			04/11/2003		1,843,650	04/11/2011	€59.07	166,700	246,830	1,430,120	404,300
					3,703,150			322,600	512,462	2,868,088	682,700	8

April 11, 2003	4,000,000	(4)	10/15/2003		61,200	10/15/2011	€65.79	14,000	2,800	44,400	—
			04/15/2004		1,875,680	04/15/2012	€67.41	145,600	—	1,730,080	471,300
			10/13/2004		44,300	10/13/2012	€64.05	2,000	—	42,300	20,000
			04/22/2005		1,137,728	04/22/2013	€75.11	13,700	—	1,124,028	324,168
					3,118,908			175,300	2,800	2,940,808	815,468	8

April 22, 2005	3,000,000		08/08/2005	(5)	14,000	08/08/2013	€82.57	—	—	14,000	14,000
			10/18/2005		12,800	10/18/2013	€90.15	—	—	12,800	—
					26,800			—	—	26,800	14,000	1
Total					12,916,478			1,114,100	3,558,996	8,243,382	1,947,168

(1)	Of a total of 3,098,340 options issuable under the May 1997 Option Plan, 418,300 options were not granted and ceased to be issuable on May 19, 1999.
(2)	Of a total of 4,000,000 options issuable under the May 1999 Option Plan, 612,420 options were not granted and ceased to be issuable on May 29, 2001.
(3)	Of a total of 4,000,000 options issuable under the May 2001 Option Plan, 296,850 options were not granted and ceased to be issuable on April 11, 2003.
(4)	Of a total of 4,000,000 options issuable under the April 2003 Option Plan, 881,092 options were not granted and ceased to be issuable on April 22, 2005.
(5)	On July 20, 2005, the board of directors authorized the grant of 14,000 options and this grant was made by delegation on August 5, 2005.

Employees

At December 31, 2005, Danone had a total of 88,184 employees worldwide. The table below shows the total number of employees at year-end and the percentage of such employees by geographic area and business line at December 31, 2005 and 2004.

	2004	2005
Total number of employees	89,449	88,184
By Geographic Area:
France	13.8%	13.7%
Rest of Europe	23.6%	22.9%
China	27.2%	26.8%
Rest of Asia-Pacific	18.7%	19.8%
North and South America	16.3%	13.8%
Africa and Middle East	0.4%	3.0%

Total	100.0%	100.0%

By Business Line:
Fresh dairy products	26.7%	30.0%
Beverages	43.7%	44.4%
Biscuits and cereal products	24.4%	21.3%
Other food businesses(1)	2.8%	2.6%
Corporate functions	2.4%	1.7%

Total	100.0%	100.0%

(1)	Corresponds to the employees of Amoy foods Ltd and Shanghai Amoy Foods, sold in January 2006.

Employee Profit Sharing

The Company’s employees benefit from a triennial profit sharing plan, renewed in 2003, based on the Group’s results. In addition, the subsidiaries generally have in place profit sharing plans for their employees based on their own results. In 2005, recorded charges relating to profit sharing plans amounted to € 116 million (€ 115 million in 2004).

Group Performance Units

The Group has put in place a new system of variable compensation, in the form of Group Danone Performance Units (“GPU”), for which members of the executive committee and managers are eligible, totaling approximately 900 people worldwide.

The value of the GPUs, which can vary between € 0 and € 30, is calculated over a sliding period of three years based on the Group’s performance measured based on objectives communicated to the financial market. Each year, the board of directors of the Company, considering the recommendations of the Compensation and Nomination Committee, sets the performance objectives for the next year and evaluates the achievement of the previous year’s objective for each GPU plan.

This three-year variable compensation program, based on performance objectives announced to the financial market, increases the unity and commitment of managers with the objective of strengthening the Group’s positions in the markets and improving its operational performance.

General Policy

Danone’s corporate culture is based on two goals: economic and social. As a result, the Group’s human resources policy is founded on two principles: a full and complete involvement in operating decisions and the determination to meet demanding social commitments. The Direction du Développement Durable et de la Responsabilité Sociale (Management of Sustainable Development and Social Responsibility) coordinates and implements the sustainable development policy, in connection with the various functional departments of the Group and its subsidiaries.

Operational decisions are effected by a human resources organization that is simple and close to the needs of the business. Human resources are organized by division and rely on group-wide structures in key areas such as compensation, organization and know-how, integration of acquisitions, recruitment and senior management. As a result, to attract talent from all over the world, the Group has developed an institutional communication campaign presented on the Internet by the website “danonepeople.com.” The development of human resources is ensured by training and quality management, for example, through tools such as “360°” personal assessments and coaching. Furthermore, human resources promotes the Group’s international development through (i) a global recruitment policy, (ii) encouraging the movement of managers around the world through a dedicated team that manages the administrative, financial and personal aspects of transfers and rotations and (iii) the integration of newly acquired companies.

Social Policy

The Group’s core principles are based on International Labor Organization conventions relating to the prohibition of child labor, forced labor, discriminatory practices, safety and working conditions, working hours, the application of national laws to the minimum wage, freedom of association and expression of employees and the right to collective bargaining. These principles are minimum requirements to be met by all Group companies, related companies, partners and suppliers. The implementation of a human resource and social policy is only valid insofar as the basic requirements are fulfilled by the employees of the Group and its partners. These requirements relate to safety and working conditions, welfare and wages.

Safety and Working Conditions.    Group policies regarding safety and working conditions apply to all employees, including temporary staff, interns and apprentices, who are all included in statistics, and to all Group companies, whether recently acquired or not.

Welfare.    The Group has developed a welfare policy in accordance with the economic situation of the environment in which the subsidiaries operate. Welfare takes into account the fundamental needs for social protection of employees and their families. It covers areas as diverse as pensions, workplace accidents, access to medical care and insurance for business travel.

Wages.    The Group’s objective is to be attractive in the countries in which it is present. Wages are a key factor in the Group’s human resource policies which offer the continued acquisition of skills and career opportunities. The Group’s objective is to better attract and motivate employees, and the Group seeks to be competitive with comparable leading international companies in each country where it operates. Each subsidiary is encouraged to develop a formal compensation policy and to communicate it to managers and management committees.

In 2001, the Group introduced a worldwide classification system for all managers, enabling them to identify their precise ranking and related responsibilities. The individual contribution of each manager is evaluated in an annual interview or Development and Performance Review (RDP).

In 2005, the Group’s personnel expenses, including social expenses, amounted to € 1,793 million compared with € 1,729 million in 2004. In addition, € 116 million was paid to the employees of the Group in 2005 as part of the incentive and profit sharing schemes, compared with € 115 million in 2004.

Dialogue with Unions.    In 70% of the Group’s subsidiaries, collective bargaining agreements are negotiated with unions or workers’ representatives: the topics most often covered are compensation, work hours and conditions and work safety. Since 1996, the Group’s Information and Consultation Committee has met once a year and is composed of Group union members and permanent national unions on the one hand and Danone human resources and operational managers on the other. It also has observer members from the International Union of Food Workers (IUF). Regular dialogue has existed since 1985 with the IUF, which has led to the implementation of six common programs since 1988 relating to equal opportunities in the workplace, the availability of economic and social information, the recognition of union rights and informing representatives of the personnel in the event of a modification of the business which may affect jobs and working conditions and the restructuring of the biscuits segment, programs that have been concluded since 1988 by six agreements which were revised in 2005 to facilitate worldwide application. These agreements are widely distributed within the Group’s subsidiaries and published in 20 languages in order to be more easily understood and put in place.

Training.    More than ten years ago, the Company put in place a series of training programs in areas such as purchasing, marketing, human resources and financing that are run by professionals from various companies within the Group with the assistance of outside specialists, in the form of educational partnerships with universities.

Leading Social and Environmental Responsibility.    In conducting business, the “Danone Way” is both a business conduct policy and a tool designed to assist the Group’s subsidiaries in addressing a number of ethical areas, such as social policy, environmental, food safety and nutrition issues. These guidelines reflect the perspectives and particular concerns of key categories of stakeholders such as employees, consumers and clients, suppliers, stockholders, the community in general and the environment. Management has assigned specific objectives to the “Danone Way”: to spread, share and enrich the values and culture of the Group in each country where it operates, to allow subsidiaries to perform self-evaluations with respect to observable and measurable criteria and to have available at the Group level a collection of effective practices.

For each stakeholder, each of the subsidiaries’ teams performs self-evaluations on the basis of a set of practices as defined by the Group. Working groups bringing together individuals from different backgrounds are asked to contribute to the evaluation process. At the end of the process, the results are approved and endorsed by executives of each responsible subsidiary. Thus, the “Danone Way” has enabled each subsidiary to identify strong and weak points in different areas. It has also allowed them to prioritize and implement plans for improvement.

For example, in the context of its social policies, evaluation of management and of the Group’s human resource policy is based on 26 criteria set out in several themes: compliance with the law, respect for individuals, progress for organizations and employees, implementing values, and open communication with employees and their representatives, conditions for social dialogue and respect for rules of ethics.

The “Danone Way” was first introduced in 2000, tested in 2001 in approximately 10 subsidiaries and is being deployed worldwide. As of today, 94% of the Group’s subsidiaries have implemented the “Danone Way” and independent reviews have been carried out in 28 subsidiaries by PricewaterhouseCoopers and Mazars to validate their self-evaluations. The audit results show that there are no significant anomalies in the self-evaluations with respect to the procedures defined by the Group. These results are the subject of an opinion in the Social Responsibility Report which covers the published consolidated results.

The results of the self-evaluations show high-level practices in areas relating to employees, shareholders, customers and suppliers. The results in areas relating to the environment and local communities are weaker because they are less directly related to the market and correspond to less established practices in certain countries where the Group operates. The implementation of the “Danone Way” shows its effectiveness in maintaining and promoting the Groupe Danone culture in a context of strong internationalism. Over 700 improvement measures are underway in all subsidiaries covering all areas.

Local economic impact on emerging economies.    The Group has set up operations in many emerging countries, with local production to meet domestic demand. The subsidiaries in developing countries benefit from training programs, technology transfer and modern industrial equipment. Knowledge transfer is facilitated by the Danone Vitapole Research Center, which works in collaboration with local teams. The effort is aimed at products, quality control and production processes.

The Group’s activities in a country bring work to numerous local producers and suppliers of industry and services, with which the Group seeks to form long-term relationships to ensure supplies that meet its standards in quantity and quality. In addition, the Group’s industrial activities cause suppliers of specialized equipment (packaging machines, etc.) to establish a permanent presence in the countries where the Group operates and facilitate the formation of teams that work, for example, with milk producers on the feeding of livestock, cultivation methods, etc.

Corporate citizenship.    Involvement in the community is both a necessity and a founding principle of the Group’s corporate culture. Generally speaking, the Group is involved in offering support for public bodies, NGOs and local non-profit associations and communities.

Publications.    Danone has been publishing a Social Responsibility Report since 1998, which presents the social and environmental impacts of the Group’s activities. This report is available at Groupe Danone, 17, Boulevard Haussmann, 75009 Paris and on the internet site of the Group, under Durable Development.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of shares and voting rights by principal shareholders, as of December 31, 2005.

Name	Number of Shares Beneficially Owned	Percentage of Shares Owned	Number of Voting Rights	Percentage of Voting Rights(1)
Eurazeo	9,716,486	3.7%	19,432,972	7.3%
Caisse des Dépôts et Consignations	9,142,996	3.5%	9,142,996	3.4%
Sofina and Glaces de Moustier	5,200,000	2.0%	7,800,000	2.9%
Predica	4,405,629	1.7%	4,405,629	1.7%
FCPE “Fonds GROUPE DANONE”	3,819,977	1.4%	7,260,525	2.7%
Public	212,234,273	80.2%	218,204,866	82.0%
The Company and its subsidiaries(2)	19,715,829	7.5%	—	—

Total	264,235,190	100.00%	266,246,988	100.00%

(1)	Double voting rights have been granted for each share fully subscribed, paid for, and beneficially owned by the same individual or entity for at least two years.
(2)	Including 2,882,060 shares (i.e., 1.09% of the capital) indirectly held.

To the best of the Company’s knowledge there are no shareholders whose beneficial ownership represents 5% or more of the Company’s share capital and voting rights. However, certain financial institutions, mutual funds, may manage funds that collectively hold more than 5% of the capital of the Company. There is no clause in the Company’s bylaws giving preferential rights for the acquisition or sale of shares. Furthermore, at December 31, 2005, existing pledges on shares of the Company in registered form on the books of the Company (nominatif pur) and in registered form on the books of a financial intermediary (nominatif administré), respectively, amounted to 1,932 shares held by four shareholders and 28,276 shares held by eleven shareholders.

As of December 31, 2005, pursuant to authorizations granted by the general shareholders’ meeting of April 22, 2005 or prior authorizations, the Group owned, directly and through its Spanish subsidiary, Danone SA, 19,715,829 shares of Groupe Danone, representing 7.46% of its share capital.

For a description of the Company’s share repurchase program, see “Item 10. Additional Information—Purchase by the Company of its Own Shares.”

Significant Changes

Shareholdings

The Caisse des Dépôts et Consignations reported having exceeded 3% of the Company’s voting rights on March 2, 2005, and that it held 3.20% of the capital and 3.13% of the Company’s voting rights.

To the Company’s knowledge, there were no other significant shareholding changes during the past three years.

On December 31, 2005, the Company conducted a survey of its nominative shares, which revealed the following distribution of the Company’s shareholders:

Institutional investors
– France	28%
– United States	11%
– United Kingdom	9%
– Other	17%
Individual shareholders	20%
Shareholders represented at the Board of Directors	6%
Treasury shares and FCPE “Fonds GROUPE DANONE”	9%

Total	100%

At December 31, 2005, the Company estimates that there were approximately 1,000 institutional investors and approximately 200,000 individual shareholders.

Stock option and stock purchase plans

Stock option and stock purchase plans have been granted to the Company’s senior management, usually on a bi-annual basis.

The duration of these plans is from eight to ten years. The exercise price for the options must amount to at least the average price for the 20 trading days preceding the board of directors’ meeting which grants the options and generally may not be exercised for two years after the grant date.

The general meeting of shareholders, by successive authorizations, authorized the board of directors to grant, once or multiple times, over a maximum period of 26 months, options to subscribe for or purchase shares of the Company subject to a limit of 1% of the Company’s share capital for the May 1995 and 1997 plans, a limit of four million shares for the May 1999, May 2001 and April 2003 plans (after taking into account the two-for-one stock split on June 15, 2004) and a limit of three million shares for the April 2005 plan.

Pursuant to these authorizations, the board of directors granted to the Company’s senior management stock options to acquire a total of 8,243,382 existing shares and had authority to grant 2,973,200 stock purchase options at December 31, 2005. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Options.”

In addition, the annual shareholders’ meeting of April 22, 2005 authorized the board of directors to grant, once or multiple times, over a maximum period of 26 months, existing or newly issued shares of the Company free of charge in an amount of up to 0.4% of the Company’s share capital, i.e., one million shares.

Shareholders’ Agreements

To the Company’s knowledge, there is no shareholder holding more than 5% of the capital or voting rights of the Company and there are no shareholders’ agreements.

Shares Held in the United States

For information on shares held in the United States, see “Item 9. The Offer and Listing—Price History of Shares.”

Related Party Transactions

In June 1998, the Company, Sofina, its wholly owned subsidiary Interamerican Finance and Danasia Participations, an affiliate of Sofina, entered into a memorandum of understanding regarding their respective ownership interests in Danone Asia Pte Ltd, a holding company for Groupe Danone’s investments in the Asia Pacific region. At December 31, 2005, Groupe Danone owned 96.78% of Danone Asia Pte Ltd. Under the terms of the memorandum of understanding, Sofina, Interamerican and Danasia have an option to sell to the Company, and the Company has an option to buy from them, their entire ownership interest in Danone Asia Pte Ltd. These options are exercisable in thirds, beginning, respectively, on January 1, 2003, January 1, 2005 and July 1, 2006, at a price to be determined based on an agreed upon formula, taking into account the then current market value of the shares. At the end of 2002, Danone confirmed its intention to exercise its purchase option, and an independent expert was charged with completing an evaluation of Danone Asia Pte Ltd. The interest of the Group in this company increased from 90.34% at December 31, 2002 to 93.56% at December 31, 2003, and further increased to 96.78% in January 2005. In addition, in December 2001, the Company granted to Union Financière Boël preemptive acquisition rights exercisable at market value with respect to Sofina shares held by a subsidiary of the Company. In December 2004, the Group sold its interests in Sofina. Mr. Yves Boël, one of the Company’s directors until April 2002, was the Chairman of Sofina and the delegated Chairman (“administrateur délégué”) of Union Financière Boël, and Mr. Richard Goblet d’Alviella, one of the Company’s current directors, is a delegated director of these two companies. In addition, Mr. Franck Riboud is a director of Sofina. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

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

Sales by Directors (“mandataires sociaux”) of the Company’s shares

Mr. Jacques Vincent declared that on April 21, 2005 he exercised 100,000 options at a price per share of € 58.09 and sold 100,000 shares at a price per share of € 75. In addition, Mr. Franck Riboud declared that on February 16, 2005 and May 3, 2005, he had exercised 40,000 and 60,000 options, respectively, at prices per share of € 38.99 and € 58.09, respectively, and sold 40,000 and 60,000 shares at prices per share of € 72.02 and € 73.825, respectively. Mr. Emmanuel Faber declared that on February 23, 2005, he had exercised 24,000 options at a price per share of € 58.09 and sold 24,000 shares at a price per share of € 73.36.

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

Dividends paid to holders of shares or ADSs who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Under certain tax treaties entered into between France and other countries, such withholding tax may be reduced to 15% for holders of shares who qualify for the benefits of these treaties, subject to certain procedures and exceptions. Under the Treaty between France and the United States for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital signed on August 31, 1994 (the “Treaty”), such reduced withholding tax may apply to holders of shares and also to holders of ADSs, who are residents of the United States as defined by the provisions of the Treaty, subject to certain procedures and exceptions.

French individual residents are entitled to a tax credit with respect to dividends paid to them since January 1, 2005, which is equal to 50% of the distributed dividends, capped at €230 or €115 depending on the marital status of the recipient. Under certain tax treaties entered into between France and other countries this French tax credit attached to dividends may, in certain circumstances, be paid, net of withholding tax, to non-French resident individual shareholders. In addition, under the Treaty, such payment of French tax credit, net of withholding tax, may have been available not only to certain individual holders of shares but also to certain individual holders of ADSs, qualifying as U.S. residents under the Treaty, subject to certain exceptions and procedures. See “Item 10. Additional Information—Taxation—French Taxation—Taxation of Dividends” and “Item 10. Additional Information—Taxation—Taxation of U.S. Investors—Taxation of Dividends.”

Dividends paid to holders of ADSs are converted from euro to dollars and subjected to a charge by the depositary for any expenses incurred by the depositary in such conversion.

The following table sets forth the total dividends paid per share and per ADS for each year indicated, with and without the French tax credits attached to dividends and before deduction of any French withholding tax, taking into account the two-for-one stock split effected by the Company in June 2004.

	Dividends Per Share	Dividends Per Share Including French Tax Credit Calculated at the Rate of 50%(2)	Dividends Per ADS	Dividends Per ADS Including French Tax Credit Calculated at the Rate of 50%(2)
Year to Which Dividend Relates(1)	(€)	(€)	($)(3)(4)	($)(3)(4)
2001	1.03	1.55	0.19	0.29
2002	1.15	1.73	0.26	0.39
2003	1.23	1.84	0.29	0.43
2004	1.35	1.35	0.34	0.34
2005(5)	1.70	1.70	0.40	0.40

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2)	A French tax credit (known as the avoir fiscal) was attached to distributions of dividends made before December 31, 2004. Its amount ranged from 10% to 50% of the dividends depending on the nature of the recipient. For simplification purposes, the avoir fiscal included in the dividend per share in the chart above were calculated at the rate of 50%. From 2005 on, the avoir fiscal has been abolished and partially replaced by a French tax credit benefiting only individuals. Such French tax credit is equal to 50% of the dividends distributed, but capped at €230 or €115 per year depending on the marital status of the recipient. Any payment equivalent to French tax credits, less applicable French withholding tax, is made only following receipt by the French Tax Administration of a claim for such payment filed by shareholders entitled to such payment, and is generally not expected to be paid before 12 months after the filing of such claim, and after the close of the calendar year in which the respective dividends are paid. See “Item 10. Additional Information—Taxation—French Taxation” and “Item 10. Additional Information—Taxation—Taxation of U.S. Investors.”
(3)	Periods prior to 2004 translated solely for convenience from euro into dollars at the Noon Buying Rates on the respective dividend payment dates, or on the following business day if such date was not a business day in France or the United States. For convenience only, avoir fiscal amounts have been translated into dollars at the Noon Buying Rates on such dates although such amounts are paid subsequent to such payment dates. The Noon Buying Rates may differ from the rate that may be used by the Depositary to convert euro to dollars for purposes of making payments to holders of ADSs. Figures for 2005 translated solely for convenience at the Noon Buying Rate on December 30, 2005 of $ 1.1842 per € 1.00.
(4)	As each ADS represents one-fifth of one share, the amount of dividends per share has been divided by five to obtain the historical dividends declared per ADS.
(5)	Dividends to be proposed at the shareholders’ meeting to be held on April 27, 2006.

Legal Proceedings

On December 5, 2001, the European Commission concluded that anti-competitive practices in the beer market in Belgium had occurred and imposed a fine of € 44.6 million on the Company. The entire amount was provisioned in the Group’s accounts at December 31, 2001 and was paid in 2002. In February 2002, the Company launched a procedure seeking to recover the amount paid. In October 2005, the Court of First Instance confirmed the decision of the European Commission. However, the Court decided to slightly reduce the amount of the fine imposed, from € 44.04 to € 42.41 million, finding that the Commission had incorrectly determined that an aggravating circumstance existed. The Company has appealed this decision to the European Court of Justice.

The Group is not presently party to litigation or arbitration that could have or has had, in the recent past, a significant effect on its financial condition, activities or results.

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in relation to certain warranties given as part of the divestitures completed between 1997 and 2005. In some cases, damages are sought and liabilities are accrued for when a loss is probable and can be reasonably estimated. See Note 18 to the Consolidated Financial Statements.

Item 9.    The Offer and Listing

Price History of Shares

The principal trading market for the Company’s shares is the Euronext Paris SA, or Euronext Paris, the French integrated national dealing system through which trading in all French listed securities occurs. The Company’s shares are traded on Eurolist by Euronext™ (ISIN Code: FR0000120644) and are included in the CAC 40 Index, the principal stock exchange index published by Euronext Paris, the market enterprise which manages and operates the French stock exchange markets and are included in the Dow Jones Eurostoxx and Dow Jones Stoxx. Since September 25, 2000, the Company’s shares are eligible for deferred settlement service. The Company’s shares have been included in the Eurostoxx 50 index and Dow Jones Sustainability World Index since September 2000.

In the first half of 2004, the Company delisted its shares from the London Stock Exchange and the Brussels Stock Exchange, due to the low liquidity of the shares on these exchanges. The delisting from the London Stock Exchange occurred on March 24, 2004 and the delisting from the Brussels Stock Exchange occurred on May 11, 2004.

Since December 1990, the Company has sponsored an American Depositary Receipts, or ADRs, program in the United States with Citibank, N.A., as depositary. The American Depositary Shares, or ADSs, issued pursuant to such program have been registered with the Securities and Exchange Commission under a Registration Statement on Form F-6. Each such ADS represents one-fifth of one share. Since November 20, 1997, the ADSs have been listed on the New York Stock Exchange under the symbol “DA.” Groupe Danone has reached its current filing limit for ADRs. As a result, Citibank, N.A., as depositary, will no longer accept deposits of ordinary shares for the issuance of ADRs for Groupe Danone until further notice. The Groupe Danone ADR Program remains open for the cancellation of ADRs.

As of December 31, 2005, 24,287,065 ADSs were outstanding, representing approximately 1.84% of the Company’s outstanding shares, and there were 155 holders of record of ADSs, 4 of which had addresses outside the United States.

The table below sets forth the reported high and low sales prices for the Company’s shares reported by Euronext Paris and for the ADSs on the New York Stock Exchange for the periods indicated.

	Euronext Paris		New York Stock Exchange
Calendar Period	High	Low	High	Low
	(in €)		(in $)
Monthly
April 2006 (through April 19, 2006)	102.2	96.60	26.50	25.05
March 2006	101.8	95.10	26.40	23.65
February 2006	97.80	87.80	25.13	22.12
January 2006	90.80	85.20	22.70	20.89
December 2005	90.10	86.60	21.64	20.34
November 2005	88.45	83.40	20.69	19.48
October 2005	91.35	81.40	21.86	19.88
Quarterly
2005	96.3	67.8	23.2	17.2
First quarter	77.0	67.8	20.4	17.7
Second quarter	77.1	71.2	20.0	17.3
Third quarter	96.3	72.0	23.2	17.2
Fourth quarter	91.4	81.4	21.9	19.5

	Euronext Paris		New York Stock Exchange
Calendar Period	High	Low	High	Low
	(in €)		(in $)
2004	73.4	62.2	18.5	15.4
First quarter	71.1	64.3	17.8	15.9
Second quarter	73.4	66.3	17.9	16.2
Third quarter	72.7	62.8	17.5	15.5
Fourth quarter	69.0	62.2	18.5	15.4
Yearly
2003	68.5	52.1	16.2	11.6
2002	75.2	54.7	13.9	11.1
2001	81.7	62.5	15.1	11.2

Sources: Euronext Paris S.A. and Bloomberg.

On April 19, 2006, the last reported listed price of the Company’s shares on Euronext Paris was € 99.40 per share and the last reported listed price of the Company’s ADSs on the New York Stock Exchange was $26.03 per ADS.

Plan of Distribution

Not applicable.

Nature of Trading Market

Generals

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

Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms. NSC is the common platform for trading, Clearing 21 is the platform for clearing, and LIFFE CONNECT™, the LIFFE trading platform, is already used for all Euronext futures and options trading. In addition, Euronext Paris anticipates the implementation of central clearinghouse, settlement and custody structures over a common system. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’ trading markets as well as the regulation of those markets.

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

Securities listed on Euronext Paris are placed in one of two categories, Continu (continuous trading) or Fixing (call auctions), depending on the volume of transactions. The Company’s shares are listed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be placed in Continu is 2,500 trades.

Securities listed on Eurolist by Euronext™ are traded through authorized financial institutions that are members of Euronext Paris. Trading on Eurolist by Euronext™ takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, a closing auction at 5:30 p.m. and a “trading at last phase” from 5:30 p.m. to 5:40 p.m. Any trade of securities effected after the close of a stock exchange session is recorded on the next Euronext Paris trading day at the previous session’s closing price for the relevant security. Euronext Paris publishes a daily official price list that includes price information concerning listed securities. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities.

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

Ownership of equities traded on a deferred settlement basis is considered to have been transferred only after the equities have been registered in the purchaser’s account. Under French securities regulations, any sale of securities executed on a deferred settlement basis during the month a dividend is paid is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid, and the seller’s accounts will be debited by the same amount.

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

Share Capital

At March 31, 2006, the Company’s share capital totaled € 132,117,595 divided into 264,235,190 outstanding common shares of the same class with a nominal value of € 0.5 per share. The nominal value per share was decreased from € 1.0 to € 0.5 on June 15, 2004. All the outstanding shares are fully paid. The Company’s bylaws provide that shares may be held in registered or bearer form, at the option of the shareholder.

Shareholders’ Meetings and Voting Rights

General

In accordance with French law, there are two types of shareholders’ general meetings: ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors,

•	allocating fees to the board of directors,

•	appointing statutory auditors,

•	approving the annual and consolidated financial statements,

•	declaring dividends and authorizing dividends to be paid in shares, and

•	approving regulated agreements.

Extraordinary general meetings of shareholders are required for the approval of matters such as:

•	amending the Company’s bylaws, in particular the corporate purpose and/or the name of the Company,

•	approving mergers in which the Company is not the surviving entity or in which the Company is the surviving entity but in connection with which the Company is issuing a portion of its share capital to the acquired entity,

•	increasing or decreasing the Company’s share capital,

•	creating a new class of equity securities (common or preferred shares),

•	authorizing or approving the issuance of any securities giving rights to equity securities, and

•	the voluntary liquidation of the Company prior to the end of its statutory term.

Special meetings of shareholders of a certain category of shares or of securities giving access to the Company’s share capital are required for any modification of the rights derived from such category of shares or for any modification of the terms and conditions (“contrat d’émission”) for such securities giving access to the Company’s share capital. The resolutions of the shareholders’ general meeting affecting these rights are effective only after the approval by the relevant special meeting.

Annual Ordinary Meetings

French law requires the board of directors to convene an annual ordinary general meeting of shareholders to approve the annual and consolidated financial statements. This meeting must be held within six months of the end of the Company’s fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The board of directors may also convene an ordinary or extraordinary general meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to call such a meeting, the Company’s statutory auditors may call the meeting. In case of a bankruptcy, the liquidator or the court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the president of the Tribunal de Commerce to appoint an agent to call a shareholders’ meeting:

•	one or several shareholders holding at least 5% of the Company’s share capital,

•	the auditors,

•	the worker’s committee in cases of urgency,

•	any interested party in cases of urgency,

•	certain duly qualified associations of shareholders who hold their shares for at least two years in registered form and who together hold a specified percentage of the voting rights of the Company, and

•	majority shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

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

In order to participate in any general meeting of shareholders, French law requires that a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by or on behalf of the Company by an agent appointed by the Company prior to a date that is no earlier than five days before the date set for the meeting (the Company has set this date at least one day before the 2006 general shareholders’ meeting).

A holder of shares in bearer form must obtain a certificate from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares. This certificate must indicate the number of bearer shares owned by such holder and must state that such shares are not transferable until the time fixed for the meeting. According to French law, the holder must deposit this certificate at the place specified in the notice of the meeting prior to a date that is no earlier than five days before the meeting (the Company has set this date at least three days before the 2006 general shareholders’ meeting for deposit at accredited financial intermediaries and at least one day prior to the meeting for deposit at the Company’s registered office).

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

Proxies will be sent to all registered shareholders and, on request, to any holder of shares in bearer form. Under French law, in order to be counted, such proxies must be received at the Company’s registered office or at such other address indicated on the notice convening the meeting prior to the date of the meeting (the Company requires proxies to be received at least three days before the 2006 general shareholders’ meeting). A shareholder not domiciled in France as defined by the French Civil Code (Code Civil) may be represented at a shareholders’ meeting by an intermediary registered under the conditions set forth by the French legal and regulatory provisions in force. This shareholder will therefore be considered to be present at the meeting for the computation of the quorum and the majority. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send the Company a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.

With respect to votes by mail, the Company must send a voting form to all registered shareholders and, on request, to any holder of shares in bearer form. Votes by mail must be received at such address at least three days prior to the date of the meeting. The deadline for the Company to receive proxy forms for votes by mail or by proxy is determined by the board of directors and published in the notice of the meeting in the BALO. For the 2006 general shareholders’ meeting, the deadline for the Company to receive proxy forms for votes by mail has been set at least three days before the meeting.

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

Quorum

French law requires that shareholders having at least 20% of the shares entitled to voting rights must be present in person or voting by mail or by proxy or by any means provided for in the bylaws including by remote data transmission, in accordance with the applicable laws and regulations to fulfill the quorum requirement for:

•	an ordinary general meeting of shareholders, and

•	an extraordinary general meeting of shareholders where an increase in the Company’s share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is at least 25% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting of shareholders.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary shareholders’ meeting is reconvened, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting of shareholders is reconvened only to approve an increase in the Company’s share capital through incorporation of reserves, profits or share premium. In the case of any other reconvened extraordinary general meeting of shareholders, shareholders having at least 20% of outstanding voting rights must be present in person or voting by mail or by proxy or by any means, including by remote data transmission, in accordance with the applicable laws and regulations, for the quorum to be met. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon at any reconvened meeting.

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

Pursuant to a French act of August 1, 2003 (loi de sécurité financière), the Chairman of the Company’s board of directors is required to deliver a special report to the ordinary shareholders’ meeting regarding the status of the preparation and organization of the work of the board of directors, the status of the internal control procedures implemented by the Company and on the restrictions, if any, that the board of directors has placed on the powers granted to the Chief Executive Officer. In general, this report describes the objectives of the Company’s internal controls, the organization of the participants in the Company’s internal controls and the internal control procedures that are currently in place. This report will be presented to the combined extraordinary and ordinary general shareholders’ meeting of April 27, 2006.

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

Legal Reserve

French law provides that French sociétés anonymes are each required to allocate 5% of their unconsolidated statutory net profits in each fiscal year to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in such legal reserve fund is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital. The legal reserve fund constitutes a legal guarantee for third parties dealing with the Company and, in this respect, may not be distributed to shareholders. As of December 31, 2005, the Company’s legal reserve was € 15 million. This legal reserve may be distributed only upon liquidation of the relevant entity.

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

Whenever the shareholders approve a capital increase or approve the delegation to the Company’s board of directors of the right to implement a capital increase (except when it results from an earlier issue of securities giving right to shares), they must also consider whether an additional capital increase should be reserved for the Company’s employees and its subsidiaries or whether to delegate to or to authorize the Company’s board of directors the right to carry out such reserved capital increase.

The combined extraordinary and ordinary general shareholders’ meeting of April 22, 2005 adopted the following resolutions:

(i) to delegate to the board the authority for a period of 26 months to increase the Company’s share capital by issuing, with preemptive subscription rights, shares and other securities giving right to the Company’s share capital, up to a maximum amount of € 45,000,000,

(ii) to delegate to the board the authority for a period of 26 months to increase the Company’s share capital by issuing, without preemptive subscription right, shares and other securities giving right to the Company’s share capital, up to a maximum amount of € 33,000,000,

(iii) to delegate to the board the authority for a period of 26 months to increase the Company’s share capital through the incorporation of reserves, profits, share premiums or any other amounts that may be capitalized up to a maximum amount of € 33,000,000,

(iv) to authorize the board of directors for a period of 26 months to increase the capital in favor of employees of the Company or the companies of the Group, with corresponding waiver of preemptive subscription rights up to a maximum amount of € 2,000,000, and

(v) to authorize the board of directors for a period of 26 months to allocate existing ordinary shares or ordinary shares of the Company to be issued, free of charge in an amount of up to 0.4% of the Company’s share capital, i.e., one million shares as at the date of this extraordinary general shareholders’ meeting.

Resolutions will be submitted for approval at the combined extraordinary and ordinary general shareholders’ meeting of April 27, 2006 to authorize the board of directors for a period of 26 months to increase the capital in favor of employees of the Company or the companies of the Group, with corresponding waiver of preemptive subscription rights up to a maximum amount of € 3,000,000. This resolution would replace the corresponding resolution adopted by the shareholders’ meeting held on April 22, 2005 described in clause (iv) above.

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

Requirements for Holdings Exceeding Certain Percentages

French law provides that any individual or entity, acting alone or in concert with others, that becomes the owner of, directly or indirectly, more than one-twentieth, one-tenth, three-twentieths, one-fifth, one-fourth, one-third, one-half, two-thirds, eighteen twentieths or nineteen-twentieths of the outstanding shares or the voting rights of any French listed company or that increases or decreases its shareholding or voting rights above or below any of these thresholds, must notify such company within five trading days of exceeding or falling below such level. The individual or the entity must also notify the AMF, within five trading days of such date, of the number of equity securities it holds and the voting rights attached thereto. The AMF then makes this information public.

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

Purchase by the Company of its Own Shares

In accordance with French law, the Company may not subscribe for its own shares. However, pursuant to the European regulations, French law and the AMF’s regulations, the Company may, either directly or through a financial services intermediary (prestataire de services d’investissement) purchase its own shares in an amount of up to 10% of its share capital. Pursuant to AMF regulations, the Company, prior to the completion of a repurchase program, must make public a report containing a description of the program. However, the publication of a description is not required if an equivalent description is provided, either (i) in the special report to the annual shareholders’ meeting concerning the completion of the repurchase program during the previous fiscal year or (ii) in the Company’s document de référence.

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

The general shareholders’ meeting of April 15, 2004 authorized the board of directors for a period of 18 months to repurchase and dispose of up to 18,000,000 of the Company’s shares at a maximum purchase price of € 100 and a minimum sale price of € 60. This share repurchase program is described in the share repurchase program prospectus (note d’information) which received approval (visa) no. 04-137 of the AMF on March 9, 2004.

This authorization was replaced by a new authorization of 18 months granted by the general shareholders’ meeting of April 22, 2005, to repurchase and dispose of up to 18,000,000 of the Company’s shares at a maximum purchase price of € 100 and a minimum sale price of € 60. This share repurchase program is described in the share repurchase program prospectus (note d’information) which received approval (visa) no. 05-161 of the AMF on March 18, 2005.

Pursuant to the authorizations granted by the shareholders at the general meeting of shareholders on April 15, 2004 and on April 22, 2005, the Company completed share repurchases during 2005 as detailed in “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

The Company’s board of directors will submit to the next general shareholders’ meeting, which will be held on April 27, 2006, a resolution to authorize the Company’s board of directors to repurchase up to 18,000,000 of the Company’s shares at a maximum purchase price of € 120 (a maximum aggregate amount of € 2.16 billion). The purposes of the share repurchase program are the following:

•	the allocation of options for the purchase of shares to the employees and officers,

•	the free allocation of shares to employees and/or officers,

•	the delivery of securities upon the exercise of rights attached to securities giving right to share capital,

•	the delivery of shares for payment or exchange notably in regards to acquisitions, and

•	the cancellation of shares to adjust the Company’s financial structure.

At March 31, 2006, the Company held, directly or indirectly, 20,060,680 shares (19,715,829 at December 31, 2005) of which 8,470,8661 were for share option purchase plans and equity-linked securities, 3,298,998 were held for cancellation and 5,408,756 were related to acquisitions.

Cancellation of Shares and Capital Decreases Following Share Repurchases

The general meeting of shareholders of April 22, 2005 granted an authorization to the board of directors for 24 months to cancel shares repurchased in the context of a share repurchase program and decrease the share

[1]	Of which 707,774 shares were previously held to cover bonds convertible or exchangeable into shares which were redeemed in January 2006, and which have been reallocated to cover share purchase options that will be granted by the board of directors of the Company on April 27, 2006.

capital subject to a limit of 10% of the existing share capital on the day of the meeting. Pursuant to this authorization, 4,600,000 shares were cancelled on April 22, 2005, which reduced the capital by € 2.3 million.

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

However, pursuant to the French Decree no. 2005-1739 of December 30, 2005, the acquirer/investor must file a déclaration administrative (administrative notice) with French authorities in connection with certain cases of foreign investments, direct investments and indirect foreign investments in any French company. Under existing administrative rulings, ownership of more than 33.33% of a French company’s share capital or voting rights is regarded as a direct investment subject to a déclaration administrative. In addition, this decree provides for a list of business sectors in which certain investments must be authorized by French authorities.

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

If a share transfer is evidenced by a written agreement signed as of January 1, 2006, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1.1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of € 4,000 per transfer, provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France).

Taxation of Dividends

In France, dividends are paid out of after-tax income.

With respect to dividends paid since January 1, 2005, French individual shareholders are entitled to a tax credit equal to 50% of the dividend paid, capped at € 230 or, as the case may be, € 115, depending on the marital status of the individual shareholder. Non-individual shareholders are not entitled to this tax credit.

Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the French tax credit mentioned above.

Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax or, in the case of certain tax treaties, be eliminated.

Certain tax treaties further provide for a refund of the French tax credits attached to dividends to certain non-residents. The French tax authorities have indicated that non-resident individual shareholders benefiting from a tax treaty providing for the refund of the French tax credits attached to dividends are entitled to the refund of the above-mentioned French tax credit, net of the applicable withholding tax.

The following countries and Territoires d’Outre-Mer have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally reducing the withholding tax rate to 15%) of all or part of such withholding tax and a refund of the French tax credits attached to dividends (net of applicable withholding tax).

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

As to dividends paid in 2005 by the Company, non-resident shareholders benefiting from a treaty may have been subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty, rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, if the shareholder established entitlement to such reduced rate before the date of payment by providing the paying agent with a certificate (the Simplified Certificate) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If the non-resident shareholder did not file the Certificate before the dividend payment date, the Company withheld the French withholding tax at the rate of 25%. This non-resident may claim a refund of the excess withholding tax by completing and providing the paying agent with the relevant form before December 31, 2007.

Furthermore, if a shareholder is entitled to a refund of the French tax credits attached to dividends under the relevant tax treaty, such shareholder can file a claim for the refund of the French tax credit of 50% (capped at € 230 or € 115) on distributions made by the Company in 2005, net of the applicable withholding tax, but only to the extent that the shareholder is an individual.

The French tax authorities have not detailed yet the filing formalities that have to be completed in order to obtain the refund of the French tax credit described above with respect to distributions paid since January 1, 2005.

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

Wealth Tax

In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to the shares of non-French resident individual investors owning directly or indirectly less than 10% of the Company’s share capital, assuming such shares do not enable such individual to exercise influence on the Company.

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

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds shares or ADSs, he or she should consult his or her tax advisor regarding the specific tax consequences of owning and disposing of its shares or ADSs.

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

Taxation of Dividends

Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to such U.S. Holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that the U.S. Holder establishes before the date of payment that he or she is a resident of the United States under the Treaty in accordance with the procedures described below.

Subject to certain conditions and filing formalities, an individual U.S. Holder would also be entitled to a payment equal to the French tax credit of 50% attached to dividends paid in 2005 by the Company (capped at € 230 or € 115, depending on the marital situation of the U.S. Holder), net of the 15% withholding tax, if he or she attests that he or she is subject to U.S. federal income taxes on the payment of the dividend and the related French tax credit (an “Eligible U.S. Holder”).

U.S. Holders, other than Eligible U.S. Holders, are not entitled to the payment of any French tax credit in respect of dividends paid in 2005.

Generally, dividends paid to a U.S. Holder in 2005 were subject to the reduced withholding tax rate of 15% at the time the dividend was paid if the U.S. Holder provided the paying agent before the dividend payment date with a certificate (the “Certificate”) based on the draft provided by the French tax authorities in their Administrative Guidelines 4 J–1–05, dated February 25, 2005.

If a U.S. Holder entitled to a reduced withholding tax rate did not file a completed Certificate before the dividend payment date, the Company withheld the French withholding tax at the rate of 25%. Such U.S. Holder may claim a refund of the excess withholding tax by completing and providing the paying agent with the Treasury Form RF1 A EU-No. 5052 (or any other form that may replace such Treasury Form) before December 31, 2007.

In all cases, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid.

The Certificate or, where applicable, the Treasury Form RF1 A EU-No. 5052, together with their respective instructions, are provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary and are also available from the United States Internal Revenue Service (the “IRS”). The Depositary shall arrange for the filing with the French tax authorities of all Certificates, or Forms as the case may be, provided that they are completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time.

For U.S. federal income tax purposes, the gross amount of any dividend (including the related French tax credit paid to a U.S. Holder, including any French withholding tax thereon) will be included in gross income as ordinary dividend income on the date each such payment is actually or constructively received (which, in the case of a U.S. Holder of ADSs, will be the date of receipt by the Depositary). Corporate U.S. Holders will not be eligible for the dividends received deduction in respect of dividends paid by the Company. Dividends generally will constitute foreign source “passive income” or (in the case of certain U.S. Holders) “financial services income” for foreign tax credit purposes. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” The amount of any dividend paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount calculated by reference to the spot rate in effect on the date such dividend is includible in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who converts the euro amount into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder who does not convert the euro amount into U.S. dollars on the date of receipt generally will have a tax basis in the euro amount equal to its U.S. dollar value on the date of receipt and generally will be required to recognize any exchange gain or loss realized on a subsequent conversion or other disposition of the euro amount, which will be treated as U.S. source ordinary income or loss. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%. Special rules govern the manner in which accrual method taxpayers are required (or may elect) to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Certain of these rules have changed effective January 1, 2005. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and elections available in this regard.

French withholding tax imposed at the Treaty rate of 15% on dividends paid by the Company and on the payment of any related French tax credit is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim foreign taxes paid in a particular year as an itemized deduction. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. Each U.S. Holder is urged to consult its own tax advisor concerning whether the Holder is eligible for benefits under the Treaty, and whether, and to what extent, a foreign tax credit will be available.

Certain U.S. Holders (including individuals and some trusts and estates) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15% in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. The Company currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes, and the Company anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. Each individual U.S. Holder of shares or ADSs is urged to consult its own tax advisor regarding the availability of the reduced dividend tax rate in light of its own particular situation and regarding the computation of its foreign tax credit limitation with respect to any qualified dividend income paid by the Company, as applicable.

The United States Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced tax rates in respect of qualified dividends by U.S. Holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax or the availability of qualified dividend treatment could be affected by future actions that may be taken by the United States Treasury with respect to ADSs.

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

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. The Company currently believes that it did not qualify as a PFIC for the 2005 taxable year for U.S. federal income tax purposes. If the Company were to become a PFIC in any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), the tax on distributions on its shares or ADSs and on any gain realized by a U.S. Holder upon the disposition of shares or ADSs may be less favorable than as described herein. Furthermore, dividends paid by the Company would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of shares or ADSs.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Danone uses interest rates and currency derivatives exclusively to hedge financial risks incurred in the normal course of its business. The hedging operations are taken in accordance with objectives and procedures established by management. The financing of all of the Group’s subsidiaries is centralized at the Group’s Finance Department, which uses financial instruments to reduce the total exposure faced by the Group resulting from interest rate fluctuations.

The Group has implemented an organization enabling it to manage, in a centralized manner, all of its financial risks relating to liquidity, exchange rates, interest rates and credit risk. The Treasury Department, which is part of the Finance Department, is responsible for these risks and as a result has the special expertise and necessary tools (marketplace access, front and back offices) to act on the different financial markets in the most efficient and safest conditions. Furthermore, the organization and applied procedures are regularly evaluated by the Internal Audit Department. Finally, a detailed monthly report is prepared and delivered to the Group’s General Management which may confirm the orientations chosen within the framework of the management strategies that were originally authorized.

Regarding interest rate exposure, the risk related to the Group’s consolidated net debt is monitored with the objective of minimizing costs and limiting in time the fluctuations relating to the volatility of interest rates by attaining the variable rates/fixed rates limits established by management. The net debt used to measure sensitivity to interest rate variation corresponds to financial debt net of cash, cash equivalents and marketable securities. It excludes financial debt related to the put options granted to minority stockholders as they do not incur interest.

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

Sensitivity to interest rate fluctuations

The main instruments used to reduce interest rate exposure are interest rate swaps, caps, floors and swaptions contracts negotiated with major financial institutions. See Note 25 to the Consolidated Financial Statements for the nominal amount, maturity date and market value information of these instruments at December 31, 2004 and 2005. Information about the interest rate of each component of the financial liabilities is disclosed in Note 16 to the Consolidated Financial Statements. At December 31, 2005, taking into account interest rate hedging instruments, the net debt of the Group was essentially at a fixed rate. Consequently, the Group’s exposure to interest rate variation is not significant.

The tables below provide an indication of the estimated future and significant cash flows from (i) market risk sensitive instruments exposed to changes in interest rates held by Danone at December 31, 2005, and (ii) the related hedged assets and liabilities (i.e., the Group’s consolidated net debt) existing on the Group’s balance sheet at December 31, 2005. Such estimated cash flows are calculated based on applicable interest rates (EURIBOR 1 month: 2.40%, EURIBOR 3 months: 2.49% and the interest rates applicable in countries other than France) and currency exchange rates at December 31, 2005.

Expected cash flows from the existing interest rate instruments at December 31, 2005 are shown below by maturity dates (out-of-the-money options at December 31, 2005 are excluded):

	2006	2007	2008	2009	2010	Subsequent to 2010
	(€ millions)
Interest rate swaps
Euro:
• fixed rates:
— payable (average rate: 4.1%)	(9)	(6)	(1)	—	—	—
— receivable (average rate: 2.4%)	1	—	—	—	—	—
• variable rates:
— payable (EURIBOR 3 month rates)	(1)	—	—	—	—	—
— receivable (EURIBOR 3 month rates)	6	3	1	—	—	—
Other currencies:
• fixed rates:
— payable (average rate: 5.4%)	(4)	(1)	—	—	—	—
• variable rates:
— receivable	4	1	—	—	—	—

Expected interest cash flows from the assets and liabilities existing on the Group’s balance sheet at December 31, 2005 and hedged in part by the above-mentioned instruments are shown below by maturity dates. Expected debt repayments and proceeds from the sales of marketable securities are not reported below.

	2006	2007	2008	2009	2010	Subsequent to 2010
	(€ millions)
Non-current financial liabilities
• fixed rates (average rate: 5.5%)	(4)	(3)	(2)	(1)	(1)	—
• variable rates (EURIBOR 3 months and EURIBOR 1 month)	(56)	(41)	(24)	(8)	(3)	(2)
Cash and cash equivalents, net of current financial liabilities
• variable rates (EURIBOR 1 month)	(1)	—	—	—	—	—
Marketable securities (EURIBOR 1 month)	58	53	47	18	1	—

Sensitivity to currency fluctuations

The Group’s policy with respect to fluctuations in exchange rates is to calculate periodically its net foreign currency exposure and to use derivatives to reduce this exposure. The main instruments are forward exchange contracts, currency swaps, and cross-currency swaps entered into with major financial institutions. See Note 25 to the Consolidated Financial Statements for the nominal amount and market value information of these instruments at December 31, 2004 and 2005.

The table below provides an indication of the estimated future cash flows from the existing currency hedging instruments at December 31, 2005, shown by maturity dates, and by nature of the hedged transactions, whether anticipated commercial transactions or financial transactions and net investments in foreign currencies. These cash flows are determined based on the applicable currency rates.

	2006	2007	Subsequent to 2007
	(€ millions)
Anticipated commercial transactions
Forward purchases of:
• British pound	(23)	—	—
• Polish zloty	(45)	—	—
• U.S. dollar	(54)	—	—
• Other currencies	(31)	—	—
Forward sales of:
• British pound	214	41	—
• Mexican peso	82	5	—
• Canadian dollar	53	4	—
• Japanese yen	83	30	—
• Polish zloty	46	—	—
• Other currencies	152	13	—
Financial transactions and net investments
Forward purchases of:
• Singapore dollar	(157)	—	—
• British pound	(24)	—	—
• Other currencies	—	—	—
Forward sales of:
• Hong Kong dollar	157	—	—
• British pound	25	—	—
• Czech crown	2	44	—
• Mexican peso	30	—	—
• Polish zloty	5	44	20
• Other currencies	64	53	20

Cash flow is reported with respect to currency options when these options are in the money at December 31, 2005.

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

PART III

Item 15.    Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

There have been no changes in the Company’s internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

It has been determined that Mr. Christian Laubie is an “audit committee financial expert” as defined in the applicable rules promulgated by the Securities and Exchange Commission and the New York Stock Exchange.

Item 16B.    Code of Ethics

The Company has adopted a code of ethics that applies to its Chief Executive Officer, Vice-Chairman, Executive Vice-President—Finance, Strategy and Information Systems and Controller. A copy of this code of ethics may be obtained without charge by writing to Groupe Danone, Attention: Investor Relations, 17, Boulevard Haussmann, 75009 Paris, France.

Item 16C.    Principal Accountant Fees and Services

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to the Group in 2004 and 2005.

	PricewaterhouseCoopers
	Fee Amount		Percentage of Total Fees
	2004	2005	2004	2005
	(in millions of euro, except percentages)
Audit Fees(1)	4.2	4.5	56%	56%
Audit-related Fees:(2)	1.7	2.3	23%	29%
Tax Fees(3)	1.6	1.2	21%	15%
All Other Fees(4)	0.0	0.0	0%	0%

Total	7.5	8.0	100%	100%

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements or that are traditionally performed by the external auditor, and include due diligence related to acquisitions, accounting assistance and audits in connection with proposed or completed acquisitions or disposals.
(3)	Tax Fees include fees billed for tax compliance services, including the review of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing and expatriate tax services.
(4)	All Other Fees include fees billed for environmental, sustainability and corporate social responsibility advisory services; training.

Groupe Danone has two statutory auditors as required by French law, PricewaterhouseCoopers Audit and Mazars & Guérard. Fees for Mazars & Guérard were € 2.4 million in 2004 and € 2.7 million in 2005.

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

During 2005, no Audit-Related Fees, Tax Fees or Other non-audit Fees provided to the Group by the statutory auditors were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Mr. Richard Goblet d’Alviella, who is a director of both Groupe Danone and Danone Asia, a subsidiary of Groupe Danone, is relying on the exemption in Rule 10A-3(b)(1)(iv)(B) of the Securities Exchange Act of 1934, which allows an otherwise independent director who serves on the board of directors of both a listed company and an affiliate to serve on the audit committee of the listed company. Group Danone believes that the reliance on this exemption does not materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share in euro
January 2005	529,850	69.40
February 2005	633,000	73.74
March 2005	2,147,000	75.26
April 2005	1,874,700	73.45
May 2005	971,000	74.37
June 2005	1,900,147	73.91
July 2005	17,000	72.16
August 2005	1,025,933	83.58
September 2005	—	—
October 2005	26,800	84.26
November 2005	—	—
December 2005	—	—

January 2006	—	—
February 2006	320,276	94.42
March 2006	742,465	97.16

Total	10,188,171	77.25

(1)	For a description of the Company’s share repurchase program, see “Item 10. Additional Information—Purchase by the Company of its Own Shares.”

Item 17.    Financial Statements

Not applicable.

Item 18.     Financial Statements

The Consolidated Financial Statements filed as part of this annual report may be found beginning on page F-1.

Item 19.    Exhibits

1.1	Bylaws of Groupe Danone, as of January 23, 2006.

8.1	Subsidiaries of Groupe Danone (see Note 33 to the Consolidated Financial Statements).

10.1	Consent of PricewaterhouseCoopers Audit.

10.2	Consent of PricewaterhouseCoopers LLP.

12.1	Certification of Franck Riboud, Chairman and Chief Executive Officer of Groupe Danone, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Antoine Giscard d’Estaing, Executive Vice-President—Finance, Strategy and Information Systems of Group Danone, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 20, 2006

GROUPE DANONE

By:	/s/ ANTOINE GISCARD D’ESTAING
Name:
	Title:	Executive Vice-President—Finance, Strategy and Information Systems

GROUPE DANONE

INDEX TO THE FINANCIAL STATEMENTS

Group Danone Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Income for the Years Ended December 31, 2004 and 2005	F-3
Consolidated Balance Sheets as of December 31, 2004 and 2005	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 and 2005	F-5
Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2004 and 2005	F-6
Notes to the Consolidated Financial Statements	F-7

DS Waters, LP Financial Statements
Report of Independent Registered Public Accounting Firm	F-73
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-74
Consolidated Statements of Operations for the Year Ended December 31, 2004 and the Period from November 7, 2003 to December 31, 2003	F-75

Consolidated Statements of Changes in Mandatorily Redeemable Preferred Units, Mandatorily Redeemable Common Units and Partners’ Capital (Deficit) for the Year Ended December 31, 2004 and the Period from November 7, 2003 to December 31, 2003

F-76
Consolidated Statements of Cash Flows for the Year Ended December 31, 2004 and the Period from November 7, 2003 to December 31, 2003	F-77
Notes to the Consolidated Financial Statements	F-78

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders of GROUPE DANONE

We have audited the accompanying consolidated balance sheets of GROUPE DANONE and its subsidiaries (together, the “Group”) as of December 31, 2005 and 2004 and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for each of the two years in the period ended December 31, 2005, all expressed in Euro. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 2 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS AUDIT

Neuilly-sur-Seine, France

April 14, 2006

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31,
	Notes	2004	2005
		(In millions of euro)
Net sales		12,273	13,024
Cost of goods sold		(6,223)	(6,644)
Selling expenses		(3,108)	(3,331)
General and administrative expenses		(976)	(1,017)
Research and development expenses		(129)	(123)
Other (expense) income	21	(229)	(171)

Trading operating income	22	1,608	1,738
Other operating (expense) income		(49)	(32)

Operating income		1,559	1,706

Interest income		55	88
Interest expense		(149)	(189)

Cost of net debt	23	(94)	(101)
Other financial (expense) income	23	104	(9)

Income before tax		1,569	1,596

Income tax	24	(428)	(473)

Income from consolidated companies		1,141	1,123
Net income (loss) of affiliates	7	(550)	44

Net income from continuing operations		591	1,167
Net income from discontinued operations	4	47	504
Net income		638	1,671

—Attributable to the Group		449	1,464
—Attributable to minority interests		189	207

PER SHARE INFORMATION (Note 1 and Note 14)

Number of shares used in calculating earnings per share	250,671,990	246,038,406
Number of shares used in calculating diluted earnings per share	257,530,982	250,280,950
Earnings per share attributable to the Group	1.79	5.95
Diluted earnings per share attributable to the Group	1.79	5.87

The notes on pages F-7 to F-72 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2004	2005
ASSETS		(In millions of euro)
Brand names		1,156	967
Other intangible assets, net		197	194
Goodwill, net		3,847	4,120

	5	5,200	5,281

Property, plant and equipment, net	6	2,636	2,944
Investments accounted for under the equity method	7	1,961	1,256
Investments in non-consolidated companies	8	244	263
Long-term loans	9	312	330
Other long-term assets	10	198	283
Deferred taxes	24	101	250

Non-current assets		10,652	10,607

Inventories	11	597	629
Trade accounts and notes receivable	12	1,426	1,503
Other accounts receivable and prepaid expenses	12	562	701
Short-term loans		40	53
Marketable securities	13	2,200	2,413
Cash and cash equivalents		466	576
Assets held for sale	4	136	243

Current assets		5,427	6,118

Total assets		16,079	16,725

LIABILITIES AND STOCKHOLDERS’ EQUITY
Capital stock (par value €0.5 per share; stock issued 2005: 264,235,190—2004: 268,095,520)		134	132
Additional paid-in capital		259	244
Retained earnings		4,850	5,728
Cumulative translation adjustments		(97)	258
Treasury stock		(918)	(1,149)
Net income recognized directly in equity		28	67

Stockholders’ equity attributable to the Group		4,256	5,280

Minority interests		250	341

Stockholders’ equity		4,506	5,621

Non-current financial liabilities	16	6,677	5,692
Retirement indemnities, pensions and post-retirement healthcare benefits	17	328	324
Deferred taxes	24	423	293
Other non-current liabilities	18	364	235

Stockholders’ equity and non-current liabilities		7,792	6,544

Trade accounts and notes payable	19	1,632	1,814
Accrued expenses and other current liabilities	19	1,550	1,843
Current financial liabilities	16	527	869
Liabilities held for sale		72	34

Current liabilities		3,781	4,560

Total liabilities and stockholders’ equity		16,079	16,725

The notes on pages F-7 to F-72 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2004	2005
		(In millions of euro)
Net income		449	1,464
Minority interests in net income of consolidated subsidiaries		189	207
Net income from discontinued operations		(47)	(504)
Net income (loss) of affiliates		550	(44)
Depreciation and amortization		481	478
Dividends received from affiliates		45	45
Other flows	27	(93)	70

Cash flows provided by operations		1,574	1,716

(Increase) decrease in inventories		(70)	(17)
(Increase) decrease in trade accounts receivable		(27)	(87)
Increase (decrease) in trade accounts payable		143	123
Changes in other working capital items		74	112

Net change in current working capital		120	131

Cash flows provided by operating activities		1,694	1,847

Capital expenditures		(520)	(607)
Purchase of businesses and other investments net of cash and cash equivalent acquired	27	(98)	(636)
Proceeds from the sale of businesses and other investments net of cash and cash equivalent disposed of	27	650	1,659
(Increase) decrease in long-term loans and other long-term assets		130	(134)
Changes in cash and cash equivalents of discontinued operations		52	30

Cash flows provided by investing activities		214	312

Increase in capital and additional paid-in capital		38	61
Purchases of treasury stock (net of disposals)		(213)	(558)
Dividends		(456)	(489)
Increase (decrease) in non-current financial liabilities		(290)	(715)
Increase (decrease) in current financial liabilities		(536)	(191)
(Increase) decrease in marketable securities		(415)	(210)

Cash flows used in financing activities		(1,872)	(2,102)

Effect of exchange rate changes on cash and cash equivalents		(21)	53

Increase (decrease) in cash and cash equivalents		15	110

Cash and cash equivalents at beginning of period		451	466
Cash and cash equivalents at end of period		466	576

Supplemental disclosures:
Cash paid during the year:
—interest		152	172
—income tax		439	424

The notes on pages F-7 to F-72 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Number of shares*		In millions of euro
	Issued	Excluding treasury stock	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Treasury stock	Net income recognized directly in equity	Stockholders’ equity—Group	Minority interests	Stockholders’ equity
As of January 1, 2004	269,950,986	253,137,534	135	377	4,681	—	(862)	59	4,390	253	4,643

Translation adjustments						(97)			(97)	(24)	(121)
Unrealized gain (loss) on available-for-sale securities								(33)	(33)	—	(33)
Cash flow hedges								2	2	—	2
Net income recognized directly in equity						(97)		(31)	(128)	(24)	(152)
Net income for 2004					449				449	189	638
Total recognized income and expense for 2004					449	(97)		(31)	321	165	486
Capital stock issues	744,534	744,534		38					38	—	38
Capital stock reduction	(2,600,000)	(2,600,000)	(1)	(156)					(157)	(1)	(158)
Changes in treasury stock		(515,267)					(56)		(56)	—	(56)
Dividends paid					(308)				(308)	(147)	(455)
Changes in the scope of consolidation									—	(4)	(4)
Stock options					28				28	—	28
Put options granted to minority shareholders									—	(16)	(16)

As of December 31, 2004	268,095,520	250,766,801	134	259	4,850	(97)	(918)	28	4,256	250	4,506

Translation adjustments					(5)	355			350	51	401
Unrealized gain (loss) on available-for-sale securities								45	45	—	45
Cash flow hedges								(6)	(6)	—	(6)
Net income recognized directly in equity					(5)	355		39	389	51	440
Net income for 2005					1,464				1,464	207	1,671
Total recognized income and expense for 2005					1,459	355		39	1,853	258	2,111
Capital stock issues	739,670	739,670	0	40					40	21	61
Capital stock reduction	(4,600,000)	(4,600,000)	(2)	(55)	(270)				(327)	—	(327)
Changes in treasury stock	0	(2,387,110)					(231)		(231)	—	(231)
Dividends paid					(334)				(334)	(155)	(489)
Changes in the scope of consolidation									0	(24)	(24)
Stock options					23				23	—	23
Put options granted to minority shareholders									0	(9)	(9)

As of December 31, 2005	264,235,190	244,519,361	132	244	5,728	258	(1,149)	67	5,280	341	5,621

*	After taking into account the two-for-one stock split that occurred on June 15, 2004

As of December 31, 2005, the number of treasury stock held by GROUPE DANONE and its subsidiaries amounted to 19,715,829 (17,328,719 as of December 31, 2004).

The notes on pages F-7 to F-72 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—Accounting principles

The consolidated financial statements of GROUPE DANONE, its subsidiaries and affiliates (together, the “Group”) as of and for the year ended December 31, 2005 were prepared under International Financial Reporting Standards (“IFRS”) as adopted by the European Union. They were approved by the Board of Directors on February 14, 2006. Differences between accounting principles under IFRS and generally accepted accounting principles in the United States of America (“US GAAP”) are summarized in Note 2.

The consolidated financial statements as of and for the year ended December 31, 2004 were prepared based on accounting principles generally accepted in France (Rule 99-02 from the CRC relating to consolidated financial statements). In order to ensure comparability with the financial statements as of and for the year ended December 31, 2005, the financial statements as of and for the year ended December 31, 2004 have been restated to comply with IFRS. The main differences between accounting principles generally accepted in France and IFRS are presented in Note 32 below.

1—First application of new accounting rules

In 2004, IFRIC issued interpretation 4 (IFRIC 4)—Determining whether an arrangement contains a lease. This interpretation requires that agreements that do not take the legal form of a lease but convey a right to use an asset, be analyzed in order to determine whether they contain an implicit lease of that asset. When this is the case, such lease must be classified as an operating or a finance lease. This interpretation is effective from January 1, 2006 with early adoption possible. The application of this interpretation by the Group from January 1, 2006 should not have a significant impact on its consolidated income statement or financial position.

In August 2005, IASB issued IFRS 7—Financial instruments: Disclosures. This standard, which addresses disclosures on financial instruments, is effective from January 1, 2007, with early application encouraged. The Group has not anticipated the application of this standard in its consolidated financial statements as of and for the year ended December 31, 2005.

In April 2005, IASB issued an amendment to IAS 39—Financial instruments: Recognition and measurement, which addresses intra-group cash flow hedges. Under this amendment, certain highly probable intra-group transactions can be hedged. This amendment is effective from January 1, 2006, with early application encouraged. The application of this amendment by the Group from January 1, 2006 should not have a significant impact on its consolidated income statement or financial position.

In June 2005, IASB issued an amendment to IAS 39 on the fair value option. Under this amendment, some financial instruments may be measured at fair value with changes in fair value being recorded in the income statement. This amendment is effective from January 1, 2006 with early application encouraged. The application of this amendment by the Group from January 1, 2006 should not have a significant impact on its consolidated income statement or financial position.

2—Consolidation principles

All subsidiaries in which the Group holds, directly or indirectly, a controlling interest are consolidated. Control over an entity exists when the Group has the capacity to govern the operating and financial policies of such entity, regardless of its interest in the entity. Consequently, some entities in which the Group holds a percentage of control equal to or lower than 50% may be consolidated (see Note 33). All assets, liabilities and

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income statement items relating to subsidiaries are reflected in the Group’s consolidated financial statements, after elimination of intercompany balances and transactions.

All companies in which the Group exercises, directly or indirectly, a significant influence or joint control are accounted for using the equity method. Under this method, the Group accounts for its proportionate share in the company’s net income and net assets.

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

All significant intercompany balances and transactions between consolidated entities (including dividends) are eliminated in the consolidated financial statements.

3—Foreign currency translation

Transactions denominated in foreign currencies

Transactions denominated in foreign currencies are translated using the exchange rate prevailing on the date of the transaction. At period-end, accounts receivable and accounts payable denominated in foreign currencies are translated using period-end exchange rates. Foreign exchange gains and losses arising from transactions in foreign currencies are recorded under the line item “Other (expense) income” in the consolidated income statement, except those arising from (i) transactions of a long-term investment nature and (ii) financial liabilities denominated in foreign currencies that are used to hedge long-term investments denominated in the same currencies. Such unrealized gains and losses are reflected in stockholders’ equity, under the heading “Cumulative translation adjustments”.

Translation of financial statements of foreign operations

Financial statements of foreign operations are translated into euro as follows:

•	balance sheet items are translated using period-end exchange rates;

•	income statement items are translated using the average exchange rate for the period.

The resulting exchange differences, which are included in stockholders’ equity under the heading “Cumulative translation adjustments”, are recognized in the income statement when the related foreign operations are sold or liquidated.

4—Intangible assets

Goodwill

Upon acquisition of a subsidiary or an affiliate, the acquisition cost is allocated on a fair value basis to the identifiable assets and liabilities acquired. The difference between the cost of acquisition and the Group’s share

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the fair value of the assets and liabilities acquired is recorded under the heading “Goodwill, net” for consolidated entities and under the heading “Investments accounted for under the equity method” for equity affiliates.

Goodwill is not amortized but is tested for impairment at least annually (see below).

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

Licenses, patents and other acquired intangible assets are recorded at acquisition cost under the heading “Other intangible assets, net” in the consolidated balance sheet. They are amortized on a straight-line basis over their estimated useful lives, not exceeding forty years.

Impairment reviews

Intangible assets (including goodwill) are reviewed for impairment at least annually and whenever events or circumstances indicate that they may be impaired. An impairment charge is recorded when the recoverable value of an intangible asset becomes durably lower than its carrying value.

The recoverable value of an intangible asset corresponds to the higher of market value and value in use. Value in use is assessed with reference to multiple of earnings or expected future discounted cash flows of the Cash Generating Unit (“CGU”) to which the asset belongs. CGUs correspond to subsidiaries or groups of subsidiaries that are included in a same reportable segment and that generate cash flows largely independent from those generated by other CGUs. Cash flows used to determine value in use are derived from the CGU’s business plans, which usually cover a period of five years. Future cash flows beyond that period are extrapolated using a perpetual growth rate that is specific to each CGU. Future cash flows are then discounted using a weighted average cost of capital that is specific to the countries where the CGU operates. Market value corresponds to the estimated net selling price that could be obtained by the Group in an arm’s length transaction.

5—Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition or at construction cost.

Leased assets are recorded as fixed assets in the consolidated balance sheet, when, in substance, the terms of the lease transfer to the Group the majority of the risks and rewards associated with the ownership of the asset. The asset is recorded for an amount that corresponds to the lower of fair value and the discounted value of future

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

lease payments. The assessment of the level of risks transferred is based on an analysis of the lease agreement. The financial debt associated with the leased asset is recorded as a liability in the consolidated balance sheet.

Interest relating to funds borrowed to finance the construction of property, plant and equipment is included in the cost of the asset during the construction period.

Depreciation

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives as follows:

•	Buildings: 15 to 40 years;

•	Machinery and equipment: 6 to 15 years;

•	Others: 3 to 10 years.

Impairment reviews

Property, plant and equipment are reviewed for impairment when events or circumstances indicate that they may be impaired. An impairment charge is recorded when the recoverable value of an asset (or group of assets) becomes durably lower than its carrying value. Recoverable value corresponds to the higher of value in use and market value. Value in use is estimated on the basis of the discounted cash flows the asset (or group of assets) is expected to generate over its estimated useful life. Market value corresponds to the estimated net selling price that could be obtained by the Group in an arm’s length transaction.

Refundable containers

Refundable containers are recorded at cost. They are depreciated on a straight-line basis, based on available statistics for each company, over the shortest of the following estimated useful lives:

•	physical useful life, taking into account the internal and external breakage rates and wear and tear;

•	commercial useful life, taking into account planned or likely modifications of containers.

Liabilities for deposits received are revalued when refundable rates per container change. Any loss arising from changes in refundable rates is charged to the income statement as incurred.

6—Investments in non-consolidated companies

Investments in non-consolidated companies are treated as available-for-sale investments. They are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in stockholders’ equity. Unrealized losses that are other than temporary are recorded directly in the income statement. For listed companies, fair value is assessed based on the stock price as of the end of the period. For non listed companies, fair value is assessed based on recent transactions entered into with third parties, put and/or call options negotiated with third parties or external appraisals. When such elements do not exist, fair value is determined to be equivalent to the carrying value. Impairment charges and gain or loss on disposal of non-consolidated investments are recorded under the line item “other financial (expense) income”.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7—Long-term loans and other long-term assets

Other long-term assets mainly comprise held-to-maturity assets. As with long-term loans, they are measured at amortized cost using the effective interest rate method.

8—Inventories

Inventories are stated at the lower of cost or market value. Cost is primarily determined using the weighted average method.

9—Marketable securities

Marketable securities are treated as trading securities. They are carried at market value, with changes in market value recorded in the income statement in the line item “Interest income”.

10—Cash and cash equivalents

Cash equivalents consist of highly liquid investments, debt instruments and deposits with a maturity of three months or less at the date of purchase. Cash equivalents are carried at market value.

11—Treasury stock

GROUPE DANONE’s capital stock held by the Company and its subsidiaries is reflected as a reduction in total stockholders’ equity, under the heading “Treasury stock”. Treasury stock is measured at historical cost.

12—Grants and subsidies

Investment subsidies are reflected in the balance sheet under the heading “Other non-current liabilities”. They are released to income (in the line item “Other (expense) income”) on a straight-line basis over the estimated useful lives of the related fixed assets.

Other grants and subsidies are recorded in the line “Other (expense) income” of the income statement in the year during which these grants are earned.

13—Income taxes

Deferred income taxes are recorded for all temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except those differences that relate to goodwill. Deferred taxes are calculated using the liability method, applying the last enacted income tax rates expected to be applicable when the temporary differences will reverse. Deferred income taxes relating to the subsidiaries’ undistributed retained earnings are recorded when distribution of these retained earnings is expected in the foreseeable future.

Deferred tax assets are not recognized in the consolidated balance sheet when it is more likely than not that these taxes will not be recovered.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14—Retirement indemnities, pension costs and post-retirement healthcare benefits

The Group’s benefit obligations relating to defined benefit pension and retirement indemnity schemes are calculated using projected unit credit method actuarial valuations based on actuarial assumptions that take into account the economic situation of each country. These obligations are covered either through provisions recorded in the balance sheet over the period the rights are acquired by the employees or through assets held in externally managed funds to which the Group contributes.

The Group’s obligations relating to post-retirement benefits are recognized over the period during which the rights are acquired by the employees. Accrued obligations are based on projected unit credit method actuarial valuations that take into account assumptions regarding mortality and future healthcare cost trends.

Gains and losses resulting from changes in the actuarial assumptions that are used to calculate the obligations and estimated return on assets are recognized in the income statement over the estimated average residual active life of the employees, for the portion of the changes that exceeds 10% of the higher of the obligation and the plan assets.

15—Provision for risks and liabilities

Provisions for risks and liabilities are reflected under the line “Other non-current liabilities” in the consolidated balance sheet. Provisions for identified risks and liabilities of uncertain timing or amount are recorded when the Group has a present obligation to a third party as a result of a past event and it is certain or probable that this obligation will result in a net outflow of resources for the Group.

16—Convertible bonds

The nominal amount of convertible bonds is allocated at the issue date between its debt component and its equity component. The value of the equity component, which corresponds to the conversion option, is the difference between the total value of the instrument and the value of the debt component. At the issue date, the value of the debt component corresponds to the market value of a debt instrument having the same characteristics, but without a conversion option. The debt component is subsequently measured at its amortized cost, using the effective interest rate method.

17—Financial instruments

The Group uses derivative financial instruments, mainly through specialized subsidiaries, for the purpose of managing its exposure to currency fluctuations and interest rate risks. As a policy, the Group does not enter into speculative or leveraged transactions, nor does the Group hold or issue financial instruments for trading purposes.

In accordance with IAS 39, all derivative financial instruments must be recorded in the balance sheet at their fair value. When derivatives are designated as fair value hedges, changes in the fair value of both the derivatives and the hedged items are recognized in the income statement. When derivatives are designated as cash flow hedges, the effective portion of changes in their fair value is recorded in stockholders’ equity: this effective portion is recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are directly recognized in the income statement.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative financial instruments that are not classified as hedging instruments are recorded at fair value at year-end, with changes in fair value recorded directly in the income statement.

18—Put options granted to minority stockholders

In accordance with IAS 32—Financial instruments : Disclosure and Presentation, when minority stockholders hold put options that enable them to sell their investment to the Group, the minority’s share in the subsidiaries’ net assets is reflected as a financial liability in the consolidated balance sheet. This financial liability is measured at the exercise price of the option.

As of today, there remains some uncertainty regarding the treatment of the difference between the exercise price of the options and the carrying value of the minority interests that have to be reflected as financial liabilities. In the absence of guidance from IFRIC, the Group has chosen to present such a difference as additional goodwill. This goodwill is adjusted at period end to reflect changes in the exercise price of the options and in the carrying value of the minority interests to which they relate.

19—Net sales

Net sales are recognized when title and risk of loss pass to the customers in accordance with customer purchase orders or sales agreements.

Net sales are stated net of trade discounts, customer allowances and trade support actions that are generally invoiced by customers.

Uncollectible accounts receivable are estimated and reserved for when payment is not reasonably assured. The method used for determining such reserve has not changed over the last three years.

20—Advertising costs

Advertising costs are expensed as incurred.

21—Research and development costs

Research and development costs are expensed as incurred. Development costs are not capitalized as the recognition criteria set by IAS 38—Intangible assets, are usually not met before the products are launched on the market.

22—Other operating (expense) / income

Other operating income and expense comprise significant items that, because of their unusual nature, cannot be viewed as inherent to the current activities of the Group. They mainly include capital gains and losses on disposals of consolidated operations as well as impairment charges in relation to long-lived assets of subsidiaries.

23—Stock options

Stock options granted to employees are measured at their grant date fair value. Fair value is determined using the Black and Scholes valuation model, based on assumptions determined by management. Fair value is

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expensed over the vesting period (two years), with a corresponding increase in stockholders’ equity. Prior period expense recorded in relation to options that lapse before they vest are reversed in the income statement in the period during which they lapse.

24—Earnings per share

Earnings per share is based on the weighted average number of shares outstanding during the year after deducting GROUPE DANONE’s treasury stock held by the Company and its subsidiaries.

Diluted earnings per share is calculated in a similar manner, except that the number of shares is increased to take into account shares that could potentially be issued (convertible bonds, options to subscribe or purchase shares) and net income is increased to take into account the related theoretical reduction in interest charges, net of tax.

25—Discontinued operations and assets & liabilities held for sale

Assets and liabilities held for sale are reflected in separate line items in the consolidated balance sheet of the period during which the decision to sell is made. Balance sheets of prior periods are not restated. In addition, net income and cash flows of discontinued operations are reflected in separate line items in the consolidated income statement and statement of cash flows, respectively, for all periods presented. IFRS 5 defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components (ii) is held for sale or has been sold, and (iii) represents a separate major line of business or geographic area of operations. The Group has determined that, given the way it is organized, components correspond to its reportable segments and geographic areas.

26—Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements, especially regarding the valuation of intangible assets, investments accounted for under the equity method, deferred tax assets, financial liabilities relating to put options granted to minority stockholders, provisions for risks and liabilities and provisions for commercial agreements. Actual amounts could differ from those estimates.

27—Reclassification

Certain amounts in prior periods’ financial statements may have been reclassified for comparability with the last period presented.

NOTE 2—Summary of differences between accounting principles followed by the Group and United States generally accepted accounting principles

The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union. As they relate to the Group, there is no difference between IFRS as adopted by the European Union and IFRS as adopted by the IASB.

The IFRS, as they relate to the Group, differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A.    Description of main differences

The main differences between IFRS and US GAAP, as they relate to the Group, are discussed in further detail below.

a—Presentation differences

1.    Net sales and selling expenses

In the consolidated financial statements, coupons granted by the Group to final consumers are reflected as promotional expenses within selling expenses. Under US GAAP, according to EITF 01-09—Accounting for Consideration given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), coupons must be reflected as a reduction of net sales as they are presumed to be a reduction in selling prices. Had US GAAP been applied, net sales and selling expenses would have been reduced by € 43 million in 2005 (€ 41 million in 2004). This reclassification would have no impact on operating income or net income.

2.    Operating income

In the consolidated financial statements, certain non-current and unusual items are excluded from the trading operating income and are reflected on a separate line item in the income statement called “other operating (expense)/income”. This line item includes capital gains and losses on disposals of consolidated operations as well as impairment charges in relation to long-lived assets of subsidiaries.

Under US GAAP, there is no difference between trading operating income and total operating income. Consequently, had US GAAP been applied, the elements reflected under the line item “Other operating (expense)/income” would be reflected under the line item “Other (expense)/income” within operating income.

3.    Minority interests

In the consolidated financial statements, minority interests are included within stockholders’ equity. In addition, when minority stockholders hold put options that enable them to sell their investment to the Group, the minority’s share in the subsidiaries’ net assets is reflected as a financial liability in the consolidated balance sheet.

Under US GAAP, minority interests are excluded from stockholders’ equity. In addition, when minority stockholders hold put options that enable them to sell their investment to the Group, the minority’s share in the subsidiaries’ net assets is not reflected as a financial liability in the consolidated balance sheet.

4.    Deferred taxes

In the consolidated financial statements, deferred tax assets and liabilities are classified as non-current items and are presented on separate line items in the consolidated balance sheet.

Under US GAAP, deferred taxes are classified as current or non-current items consistently with the classification of the item to which they relate. Had US GAAP been applied, long-term deferred tax assets and liabilities would have been reduced by € 15 million and € 151 million, respectively, and short-term deferred tax assets and liabilities would have been increased by the same amount.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b—Other differences

1.    Amortization of brands and goodwill

In the consolidated financial statements, consistent with IFRS 3—Business Combinations, brand names with indefinite useful life are not amortized and goodwill has not been amortized since January 1, 2004, the transition date to IFRS. Brand names and goodwill are reviewed for impairment at least once a year. An impairment charge is recorded when their recoverable value appears to be durably less than their carrying value, where recoverable value corresponds to the higher of market value and value in use.

Effective January 1, 2002, the Group adopted SFAS 142—Goodwill and other intangible assets, for the purpose of this reconciliation. Similar to IFRS 3, SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful life and instead requires that they be tested for impairment at least annually. However, prior to the adoption of SFAS 142, the Group was applying APB 17—Intangible Assets, for the purpose of this reconciliation. Under APB 17, intangible assets such as brand names and goodwill had to be amortized over their estimated useful life, which could not exceed forty years. Prior to the adoption of SFAS 142, brand names were amortized over forty years for the purpose of this reconciliation.

Consequently, the net book value of goodwill and brand names under IFRS differs from the net book value of goodwill and brand names under US GAAP. Additionally, impairment charges and capital gains or losses resulting from disposals of operations may be different under IFRS and US GAAP. In 2005, had US GAAP been applied, the gain on disposal of the sauces activities in the United Kingdom and in the United States would have been increased by € 39 million. In addition, the gains on disposals of Italaquae (Beverages—Italy), Galletas Noël (Biscuits—Colombia) and Delta Dairy (Fresh Dairy Products—Greece) would have been reduced by approximately € 8 million in total. Finally, the impairment charges relating to Bakoma (Fresh Dairy Products—Poland) and to the goodwill of Danone Waters of Canada (HOD water—Canada) would have been increased by € 7 million in total. In 2004, had US GAAP been applied, the loss on disposal of the Biscuits activities in the United Kingdom and in Ireland would have been decreased by € 21 million.

2.    Deferred taxes on brand names

As part of the transition to IFRS on January 1, 2004, the Group recognized deferred tax liabilities on brand names against stockholders’ equity.

Under US GAAP, deferred tax liabilities relating to brand names acquired in business combinations must be recognized with a corresponding increase in goodwill. Had US GAAP been applied, as of December 31, 2005, stockholders’ equity would have been increased by € 327 million (€ 366 million as of December 31, 2004), goodwill would have been increased by € 203 million (€ 228 million as of December 31, 2004) and deferred taxes would have been decreased by € 124 million (€ 138 million as of December 31, 2004). In addition, in 2005 the gain on disposal of the sauces activities in the United Kingdom and in the United States would have been decreased by € 37 million and in 2004 the loss on disposal of the Biscuits activities in the United Kingdom and in Ireland would have been increased by € 34 million.

3.    Purchase accounting—Fair value

In the consolidated financial statements, upon acquisition of a less than 100% owned subsidiary, the identifiable assets and liabilities of the acquired entity are measured at their fair value and the minority interests are stated at the minority’s share in the fair value of the identifiable assets and liabilities.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under US GAAP, identifiable assets and liabilities are measured at their fair value at the date of acquisition to the extent of the Group’s share in the assets and liabilities. The minority’s share in the identifiable assets and liabilities is stated based on the pre-acquisition carrying amounts of these assets and liabilities. Consequently, had US GAAP been applied, brand names and minority interests would have been be reduced by € 131 million as of December 31, 2005 (€ 138 million as of December 31, 2004), without impacting stockholders’ equity. Revaluations of other assets are usually not significant.

4.    Stock options

In the consolidated financial statements, consistently with IFRS 2—Share-based payments, stock options granted to employees are measured at their fair value, which is expensed in the income statement over the vesting period of the options. The fair value of the options is calculated using the Black & Scholes valuation model, based on assumptions determined by management. As part of the transition to IFRS on January 1, 2004, the Group performed the valuation of all the unvested options as of that date, including those granted before November 7, 2002, the effective date of IFRS 2.

The Group applies FAS 123 (R)—Accounting for Share-Based Compensation, for the purpose of this reconciliation. Similar to IFRS 2, FAS 123 (R) requires that stock-options granted to employees be measured at their grant date fair value, with the fair value being recognized in the income statement over the vesting period. However, the effective date of FAS 123 (R) differs from the effective date of IFRS 2. FAS 123 (R) is effective from January 1, 2006, with early application encouraged for all the periods that have not been covered by published financial statements. The Group has decided to apply FAS 123 (R) from January 1, 2005, for the purpose of this reconciliation. Prior to January 1, 2005, the Group was applying APB Opinion N° 25—Accounting for Stock Issued to Employees for the purpose of this reconciliation and no stock-based compensation was recorded in 2004 under the provision of APB 25. Consequently, the stock-based compensation recognized in the 2004 income statement under IFRS has been reversed for the purpose of this reconciliation. This adjustment has no impact on stockholders’ equity.

5.    Cumulative translation adjustments

As part of the adoption of IFRS on January 1, 2004, the Group chose to apply the exemption offered by IFRS 1 regarding cumulative translation adjustments for foreign operations. These translation adjustments, which amounted to a negative value of € 1.9 billion as of January 1, 2004, were deemed to be zero at that date. This adjustment had no impact on stockholders’ equity.

Consequently, in the consolidated financial statements, the gain or loss on disposals of foreign operations exclude translation adjustments that arose prior to January 1, 2004. The gain or loss on disposal of foreign operations may therefore be different under IFRS and under US GAAP. In 2005, had US GAAP been applied, the net gain on disposal of operations would have been reduced by approximately € 58 million in total (the net loss on disposal of the Biscuits activities in the United Kingdom and in Ireland would have been increased by € 14 million), corresponding to the cumulative translation adjustments existing as of January 1, 2004 in relation to the disposed investments.

6.    Unrecognized gains and losses

As part of the adoption of IFRS on January 1, 2004, the Group chose to recognize all actuarial gains and losses in relation to defined benefit plans against stockholders’ equity.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under US GAAP, actuarial gains and losses that were generated before January 1, 2004 continue to be accounted for using the “corridor” approach. Consequently, had US GAAP been applied, stockholders’ equity attributable to the Group would have been increased by € 35 million (before tax) as of December 31, 2005 (€ 58 million as of December 31, 2004). In addition, in 2005 the net gain on disposal of HP Foods would have been decreased by € 25 million and in 2004 the net loss on disposal of the Biscuits activities in the United Kingdom and in Ireland would have been increased by € 36 million.

7.    Pension liability

Under US GAAP, SFAS 87—Employers Accounting for Pensions, requires that when the fair value of plan assets is lower than the Accumulated Benefit Obligation (“ABO”), the pension liability be adjusted to reflect the difference. An equal amount must be recorded as an intangible asset or as a reduction in stockholders’ equity for the portion that exceeds the amount of unrecognized prior service costs.

Had US GAAP been applied, pension liabilities would have been increased by € 72 million (before tax) as of December 31, 2005 (€ 67 million as of December 31, 2004) and stockholders’ equity would have been decreased by a similar amount.

8.    Put options granted to minority stockholders

As indicated in Notes 5 and 16 to the consolidated financial statements, the Group is committed to acquiring the minority shareholdings owned by third parties in some of the less than 100% owned subsidiaries, should these third parties wish to exercise their put options. IAS 32—Financial instruments: Disclosures and Presentation, requires that, when minority stockholders hold put options, their share in the net assets of the subsidiary be reclassified from “Minority interests” to financial liabilities in the consolidated balance sheet. This financial liability must be measured at the exercise price of the option.

Under US GAAP, the exercise price of put options granted to minority stockholders is not reflected as a financial liability. These options are treated as derivative instruments, which must be measured at fair value. Consequently, as of December 31, 2005, had US GAAP been applied, financial liabilities would have been reduced by € 2,626 million (€ 2,440 as of December 31, 2004), minority interests would have been increased by € 431 million (€ 422 million as of December 31, 2004), goodwill would have been decreased by € 2,179 million (€ 2,002 million as of December 31, 2004) and stockholders’ equity attributable to the Group would have been increased by € 16 million (€ 16 million as of December 31, 2004). This adjustment has no impact on net income.

9.    Securitization of receivables

In 2001, the Group entered into a securitization program with financial institutions to sell without recourse accounts receivable to a special purpose vehicle (“FCC—Fonds Commun de Créances”—see Note 16). The FCC must be consolidated in the Group’s financial statements as the Group retains a majority of the risks and rewards associated with the activities of the FCC. The consolidation results in the transferred receivables being kept in the consolidated balance sheet, with a financial liability being recognized for a similar amount.

Under US GAAP, insofar as the program meets the derecognition criteria of SFAS 140—Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, the transferred receivables are derecognized from the balance sheet. Consequently, had US GAAP been applied, trade accounts receivable

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

would have been decreased by € 400 million as of December 31, 2005 (€ 703 million as of December 31, 2004) and financial liabilities would have been decreased by a similar amount. In addition, had US GAAP been applied, the cost of the securitization program would have been reflected within operating income. Consequently, expenses amounting to € 10 million (€ 15 million in 2004) would be reclassified from interest expense to operating expense.

10.    Convertible bonds

In the consolidated financial statements, when a financial instrument has several components (“hybrid” financial instrument), the debt components must be separated from the equity components. Accordingly, options that enable the holder to convert the financial instrument into equity of the issuer must be classified as equity in the consolidated balance sheet. The nominal amount of the instrument must be allocated between the different components, the value of the equity component being the residual value (difference between the total value of the instrument and the value of the debt component). The value of the debt component must correspond to the value of a debt instrument having the same characteristics, but without the conversion option.

Under US GAAP, convertible bonds are entirely reflected as financial liabilities and the interest expense is calculated based on the nominal interest rate. Consequently, had US GAAP been applied, stockholders’ equity would have been decreased by € 19 million as of December 31, 2004 (before tax) and the interest expense in 2005 would have been decreased by € 19 million.

11.    Discontinued operations

In the consolidated financial statements, a discontinued operation is defined as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is held for sale or has been sold and (iii) represents a separate major line of business or geographic area of operations.

Under US GAAP, a discontinued operation is also defined as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components and (ii) is held for sale or has been sold. However, this component does not necessarily have to represent a separate major line of business or geographic area. The component can be an operating segment, a reporting unit, a subsidiary or a group of assets. Griffins, a Group subsidiary that was held for sale as of December 31, 2005, meets the criteria of a discontinued operation under US GAAP. Consequently, had US GAAP been applied, Griffins’ net income would have been reflected on the line item “Discontinued operations” in the income statement for a total amount of € 8 million in 2005 (€ 11 million in 2004).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

B.    Reconciling statements

Reconciliation of net income

The reconciliation of net income from IFRS to US GAAP is as follows:

	Year ended December 31,
(All amounts in millions of euro except per share data)	2004	2005
Net income attributable to the Group under IFRS	449	1,464
US GAAP adjustments:
Impairment charges	(7)	(27)
Gain/(loss) on disposal of assets	(63)	(108)
Stock-based compensation	28	—
Net periodic pension cost	(4)	—
Derivative instruments and application of the amortized cost method	—	14
Others	(7)	(3)

Net income with US GAAP adjustments before tax effect and minority interests	396	1,340
Tax effect of the above adjustments	3	(5)
Effect of the above adjustments on minority interests	—	—

Net income under US GAAP	399	1,335

—Of which net income from continuing operations	341	812
—Of which net income from discontinued operations	58	523 (1)

Basic earnings per share under US GAAP	1.59	5.43
—Of which basic earnings per share from continuing operations	1.36	3.30
—Of which basic earnings per share from discontinued operations	0.23	2.13

Diluted earnings per share under US GAAP	1.57	5.35
—Of which diluted earnings per share from continuing operations	1.35	3.27
—Of which diluted earnings per share from discontinued operations	0.22	2.08

(1)	Including a net capital gain of € 484 million arising from the disposal of the sauces activities in the United Kingdom and the United States.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of stockholders’ equity

The reconciliation of stockholders’ equity from IFRS to US GAAP is as follows:

(In millions of euro)	2004	2005
Stockholders’ equity attributable to the Group under IFRS	4,256	5,280
US GAAP adjustments:
Deferred taxes on brand names	366	327
Amortization of goodwill	174	130
Amortization of brand names	(319)	(279)
Actuarial gains and losses	58	35
Minimum pension liability	(67)	(72)
Derivative instruments and application of the amortized cost method	(15)	—
Reclassification of minority interests on treasury shares	16	16
Others	8	(4)
Tax effect of the above adjustments	7	14
Effect of the above adjustments on minority interests	(12)	(13)

Stockholders’ equity under US GAAP	4,472	5,434

C.    Additional disclosures under US GAAP

Additional disclosures required by SFAS 141 and SFAS 142—Goodwill per segment

As of December 31, 2005, goodwill can be broken down as follows (per reporting segment):

(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Others	Total Divisions
Consolidated subsidiaries	401	836	983	32	2,252
Affiliated companies	294	40	70	—	404

Total	695	876	1,053	32	2,656

D.    Effect of new accounting pronouncements

1.    Share based payment

In December 2004, the Financial Accounting Standards Board issued SFAS 123 (revised 2004) Share Based Payment, which is a revision of SFAS 123—Accounting for Share-Based Compensation. SFAS 123 (R), which supersedes APB Opinion 25—Accounting for Stock Issued to Employees, requires all share-based payments to employees to be recognized in the financial statements based on their fair value. SFAS 123 (R) is effective for public companies no later than the first fiscal year beginning after June 15, 2005. As indicated in paragraph A—above, the Group has decided to apply FAS 123 (R) from January 1, 2005 for the purpose of this reconciliation. In 2004, the application of SFAS 123 (R) by the Group would have reduced net income by approximately € 28 million and basic and diluted earnings per share would have been € 1.49 and € 1.47, respectively.

2.    Inventory costs

In November 2004, the Financial Accounting Standards Board issued SFAS 151—Inventory Costs, which addresses the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

material. SFAS 151 requires that these items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as defined in ARB No. 43. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal periods beginning after June 15, 2005. The adoption of SFAS 151 by the Group should not have a material impact on its financial position and results of operations.

3.    Exchanges of nonmonetary assets

In December 2004, the Financial Accounting Standards Board issued SFAS 153—Exchanges of nonmonetary assets, which amends Opinion 29 in order to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 by the Group should not have a material impact on its financial position and results of operations.

NOTE 3—Changes in the scope of consolidation

Acquisitions

In 2005, the main acquisitions comprised:

–	a 3.22% additional investment in Danone Asia, the company that holds the Group’s investments in the Asia-Pacific area. Following this investment, the Group’s shareholding in Danone Asia increased to 96.78%;

–	a 29% additional investment in Sotubi (Biscuits-Tunisia) bringing the Group’s shareholding in this company from 20% to 49%.

In 2004, the main acquisitions comprised an additional investment in Zywiec Zdroj (Beverages-Poland), the purchase of the assets of Chock and Rolls (Biscuits-Russia) and an investment in Bonafont Garrafones y Servicios (HOD water—Mexico).

Disposals

In 2005, the main disposals comprised:

–	Italaquae (Beverages—Italy): in November 2004, the Group signed an agreement relating to the disposal of its water activities in Italy. The disposal was completed in January 2005 and generated a € 19 million gain before tax, which is reflected under the line item “Other operating (expense) income” in the income statement (see Note 22);

–	Galletas Noël (Biscuits—Colombia): the disposal of this investment, which was accounted for under the equity method, was completed in February 2005 and generated a € 22 million net gain. This gain is reflected under the line item “Net income (loss) of affiliates” in the consolidated income statement (see Note 7);

–	CCDA Waters (Beverage—United States): in April 2005, the Group and The Coca Cola Company reached an agreement that modified the provisions of their partnership for the distribution of the

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Group’s bottled water in North America. As part of this agreement, The Coca Cola Company acquired the 49% shareholding held by the Group in CCDA Waters. The disposal of this investment, which was accounted for under the equity method, did not generate any significant capital gain or loss;

–	Delta Dairy (Fresh Dairy Products—Greece): the disposal of this investment, which was accounted for under the equity method, was completed in May 2005 and did not generate any significant capital gain or loss;

–	HP Foods and Lea & Perrins (Sauces—United Kingdom and United States): the disposal of these two companies in August 2005 generated a € 473 million net gain. As explained in Note 1.25, following the Group’s decision to discontinue its Sauces activities, this gain has been reflected under the line item “Net income from discontinued operations” in the consolidated income statement (see Note 4);

–	DS Waters, LP (HOD water—United States): Following the Group’s decision to discontinue its HOD water activities in the United States, which were accounted for under the equity method, the Group disposed of DS Waters, LP’s assets to the investment fund Kelso. The agreement reached with Kelso comprised the simultaneous acquisition by the Group of Suntory’s shareholding in DS Waters, LP, consistent with the put option that was granted by the Group to Suntory Ltd. The disposal, which was completed in November 2005, generated a net loss of € 313 million. This loss is reflected under the line item “Net income (loss) of affiliates” (see Note 7);

–	Mahou (Beer—Spain): the disposal of this investment, which was accounted for under the equity method, was completed in December 2005 and generated a € 292 million net again. This gain is reflected under the line item “Net income (loss) of affiliates” (see Note 7).

In 2004, the main disposals comprised the Biscuits activities in the United Kingdom and in Ireland.

Other changes in the scope of consolidation

In April 2004, the Group and Arcor, the leader in the Argentinean food industry, signed an agreement aiming at merging in 2005 their biscuits businesses in South America. Bagley LatinoAmerica, the new entity to which the Group contributed its Biscuits activities in Argentina and Brazil (which were previously consolidated in the Group’s accounts), is 49% held by the Group and has been accounted for under the equity method since January 2005.

On July 1, 2005, the Group took control of Al Safi Danone Company (Fresh Dairy Products—Saudi Arabia), an investment that was previously accounted for under the equity method. Since the Group took control, which did not result in any change in the Group’s percentage of control or interest in the entity, Al Safi Danone Company has been fully consolidated.

In addition, as from April 2004, Yakult (Fresh Dairy Products—Japan), has been accounted for under the equity method. Prior to April 2004, Yakult was reflected as a non-consolidated investment in the consolidated balance sheet.

NOTE 4—Discontinued operations / assets and liabilities held for sale

Discontinued operations

Discontinued operations relate to the Group’s Sauces activities, which comprise the following entities: HP Foods (Europe), Lea and Perrins (United States), Amoy and Amoy Foods (Asia). In 2005, the Group disposed of its Sauces activities in Europe and in the United States and announced that the disposal of its Sauces activities in Asia was in progress (see Note 31).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table details the income statements of the Sauces activities for the years ended December 31, 2004 and 2005:

	Year ended December 31,
(In millions of euro)	2004	2005
Net sales	302	219
Cost of goods sold	(146)	(111)
Selling expenses	(61)	(47)
General and administrative expenses	(21)	(15)
Research and development expenses	(2)	(2)
Other (expense) income	(6)	(2)
Trading operating income	66	42
Other operating (expense) income	—	473
Operating income	66	515
Income tax	(19)	(11)

Net income from discontinued operations	47	504

In 2005, the line item “Other operating (expense) income” comprised the net gain on disposal of the Sauces activities in Europe and in the United States.

The following table details the statement of cash flows of the Sauces activities for the years ended December 31, 2004 and 2005:

	Year ended December 31,
(In millions of euro)	2004	2005
Net income	47	504
Depreciation and amortization	6	4
Other changes	(1)	(475)
Cash flows provided by operations	52	33
(Increase) decrease in inventories	1	1
(Increase) decrease in trade accounts receivable	4	(1)
Increase (decrease) in trade accounts payable	1	6
Changes in other working capital items	(1)	(5)

Net change in current working capital	5	1
Cash flows provided by operating activities	57	34
Capital expenditure	(6)	(4)
Net change in loans	1	0
Cash flows used by investing activities	(5)	(4)

Increase in cash and cash equivalents	52	30

As of December 31, 2005, the assets and liabilities of the Sauces activities in Asia amounted to € 64 million and € 21 million, respectively. The assets, which are reflected under the line item “Assets held for sale” in the consolidated balance sheet, mainly comprised current assets for € 23 million and intangible assets for € 27 million. The liabilities, which are reflected under the line item “Liabilities held for sale” in the consolidated balance sheet, mainly comprised current liabilities.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2004, the assets and liabilities of the Sauces activities amounted to € 324 million and € 109 million, respectively. In conformity with IFRS 5—Non-current Assets held for Sale and Discontinued Operations, these assets and liabilities have not been reclassified as “Assets held for sale” and “Liabilities held for sale” in the 2004 consolidated balance sheet.

Other assets and liabilities held for sale

The Group is currently in the process of disposing of its investment in Griffins (Biscuits—New Zealand). Consequently, as of December 31, 2005, Griffins’ assets and liabilities were reflected under the line items “Assets held for sale” and “liabilities held for sale” for € 179 million and € 13 million, respectively. Assets mainly comprise intangible assets for a total amount of € 126 million and tangible assets for a total amount of € 31 million. Liabilities mainly comprise current liabilities.

As of December 31, 2004, assets and liabilities held for sale comprised the assets and liabilities of Italaquae, the disposal of which was completed early 2005.

NOTE 5—Intangible assets

Changes in the net book value of intangible assets

Changes in the net book value of intangible assets can be detailed as follows:

(In millions of euro)	Goodwill	Brands	Others	Total
Gross amounts
As of January 1, 2004	3,763	1,284	379	5,426
Capital expenditure	15	—	21	36
Disposals	—	—	(27)	(27)
Impairment charge	(4)	—	—	(4)
Changes in the scope of consolidation	(280)	(125)	1	(404)
Translation adjustments	(12)	(3)	1	(14)
Reclassification as assets held for sale	(40)	—	(2)	(42)
Reevaluation of goodwill linked to options granted to minority stockholders	406	—	—	406
Others	(1)	—	24	23

As of December 31, 2004	3,847	1,156	397	5,400

Depreciation
As of January 1, 2004	—	—	(195)	(195)
Charge for the year (net of disposals)	—	—	(8)	(8)
Changes in the scope of consolidation	—	—	0	0
Translation adjustments	—	—	1	1
Reclassification as assets held for sale	—	—	1	1
Others	—	—	1	1

As of December 31, 2004	—	—	(200)	(200)

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In million of euros)	Goodwill	Brands	Others	Total
Gross amounts
As of January 1, 2005	3,847	1,156	397	5,400
Capital expenditure	52	—	17	69
Disposals	—	—	(17)	(17)
Impairment charge	(53)	—	—	(53)
Changes in the scope of consolidation	5	(124)	(6)	(125)
Translation adjustments	107	13	26	146
Reclassification as assets held for sale	(72)	(78)	(9)	(159)
Reevaluation of goodwill linked to options granted to minority stockholders	254	—	—	254
Others	(20)	—	(16)	(36)

As of December 31, 2005	4,120	967	392	5,479

Depreciation
As of January 1, 2005	—	—	(200)	(200)
Charge for the year (net of disposals)	—	—	(10)	(10)
Changes in the scope of consolidation	—	—	6	6
Translation adjustments	—	—	(8)	(8)
Reclassification as assets held for sale	—	—	6	6
Others	—	—	8	8

As of December 31, 2005	—	—	(198)	(198)

The amortization charge of other intangible assets amounted to € 25 million in 2005 (€ 31 million in 2004). It is allocated to different line items in the income statement.

Goodwill

Goodwill linked to options granted to minority stockholders

The Group is committed to acquiring the minority shareholdings owned by third parties in some of the less than 100% owned subsidiaries, should these third parties wish to exercise their put options. These stockholders may be “historic” stockholders of the entities, private investors or international organizations, such as the European Bank for Reconstruction and Development. The exercise prices of these put options are usually based on the profitability and the financial position of the entity as of the exercise date. The exercise of these options would increase the Group’s shareholding in the related entities. As indicated in Note 1.18, under IAS 32, the minority’s shareholdings in the entities must be reflected as financial liabilities in the balance sheet, with the liabilities being measured at the exercise price of the options (see Note 16). In addition, the difference between the exercise price of the options and the historic value of the minority interests is reflected as goodwill in the consolidated balance sheet.

As of December 31, 2005, goodwill linked to these put options amounted to € 2,179 million (€ 2,002 million as of December 31, 2004). In 2005, the € 177 million increase derives from the revaluation of the options (€ 254 million), partly offset by a reallocation to “other goodwill” following the exercise of some options during the year 2005. The main goodwill relates to Danone Spain, for a total amount of € 1,740 million.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Goodwill

In 2005, the main changes in goodwill not linked to options granted to minority stockholders (“other goodwill”) related to the impairment charge on the goodwill of Danone Waters of Canada (see below), to the reclassification under the line item “Assets held for sale” of the goodwill of the Sauces activities, as well as to translation adjustments. As of December 31, 2005, other goodwill amounted to € 1,941 million (€ 1,845 million as of December 31, 2004). No individual goodwill represented more than 5% of the total, with the exception of the goodwill generated by the acquisition of LU, Volvic and Wahaha, which in the aggregate amounted to approximately € 700 million (€ 672 million as of December 31, 2004).

Brands

The heading “brand names” in the consolidated balance sheet mainly consists of brands acquired in purchased business combinations. Brand names include, among others, the brand name Volvic, the Danone brand in Spain and the main brands of the Group’s biscuits operations.

In 2005, changes in brand names mainly resulted from the disposal of HP foods and the reclassification of Amoy and Griffins’ brands as assets held for sale.

Impairment reviews

The net book value of goodwill, brands and other intangible assets is reviewed annually and when certain events or circumstances indicate that their value may be impaired. These events or circumstances are linked to significant, unfavorable and durable changes that have an impact on the economic environment, the assumptions or targets set at the time of acquisition. An impairment charge is recorded when the recoverable value of the assets tested becomes durably lower than their net book value. Recoverable value is determined as detailed in Note 1.4.

As of December 31, 2005, the Group reviewed the carrying value of the goodwill relating to Danone Waters of Canada (HOD water—Canada). Following this review, which was conducted with the assistance of external consultants, the Group recorded a net impairment charge of € 53 million. This charge was calculated by reference to the estimated market value of Danone Waters of Canada based on the following assumptions:

– Discount rate before tax	11.6%
– Perpetual growth rate	1.5%

A 1 point increase or decrease in the discount rate would result in a decrease or increase in the recoverable value of 10% and 13%, respectively. A 0.5 point increase or decrease in the perpetual growth rate would result in an increase or decrease in the recoverable value of 6% and 5%, respectively.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6—Property, plant and equipment

Changes in the net book value of property, plant and equipment can be detailed as follows:

(In millions of euro)	Land	Buildings	Machinery and equipment	Refundable containers	Others	Capital assets in progress	Total
Gross amounts
As of January 1, 2004	215	1,414	4,192	182	439	194	6,636
Capital expenditure(*)	3	34	136	24	40	275	512
Disposals	(1)	(22)	(135)	(13)	(47)	(1)	(219)
Changes in the scope of consolidation	(8)	(43)	(222)	(18)	(18)	(4)	(313)
Translation adjustments	(1)	(15)	(64)	(11)	(9)	(7)	(107)
Others	(21)	46	173	2	9	(230)	(21)

As of December 31, 2004	187	1,414	4,080	166	414	227	6,488

Depreciation
As of January 1, 2004	(23)	(683)	(2,801)	(110)	(280)	(1)	(3,898)
Charge for the year	(2)	(61)	(312)	(24)	(56)	—	(455)
Disposals	—	17	121	12	40	—	190
Changes in the scope of consolidation	1	27	198	13	18	—	257
Translation adjustments	—	4	31	6	4	—	45
Others	4	(2)	(9)	3	13	—	9

As of December 31, 2004	(20)	(698)	(2,772)	(100)	(261)	(1)	(3,852)

(In millions of euro)	Land	Buildings	Machinery and equipment	Refundable containers	Others	Capital assets in progress	Total
Gross amounts
As of January 1, 2005	187	1,414	4,080	166	414	227	6,488
Capital expenditure(*)	8	32	82	27	32	423	604
Disposals	(5)	(53)	(140)	(17)	(21)	(1)	(237)
Changes in the scope of consolidation	(2)	(7)	(39)	—	8	18	(22)
Translation adjustments	7	68	235	9	38	25	382
Reclassification as assets held for sale	(5)	(20)	(68)	—	(7)	(3)	(103)
Others	24	74	275	2	19	(375)	19

As of December 31, 2005	214	1,508	4,425	187	483	314	7,131

Depreciation
As of January 1, 2005	(20)	(698)	(2,772)	(100)	(261)	(1)	(3,852)
Charge for the year	(4)	(68)	(302)	(24)	(57)	(1)	(456)
Disposals	—	33	125	16	18	1	193
Changes in the scope of consolidation	—	7	43	—	(7)	—	43
Translation adjustments	—	(19)	(129)	(5)	(22)	—	(175)
Reclassification as assets held for sale	—	12	43	—	6	—	61
Other	(3)	—	2	—	2	(2)	(1)

As of December 31, 2005	(27)	(733)	(2,990)	(113)	(321)	(3)	(4,187)

(*)	Including assets acquired under capital leases

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gross and net amounts of assets acquired under capital leases amounted to € 17 million and € 6 million, respectively (€ 16 million and € 7 million, respectively, as of December 31, 2004).

The depreciation charge of property, plant and equipment amounted to € 456 million in 2005 (€ 455 million in 2004). It is allocated to different lines in the income statement.

NOTE 7—Investments accounted for under the equity method

The net book value of investments accounted for under the equity method is as follows:

(In millions of euro)	2004	2005
Goodwill, net	493	393
Group’s share in net assets of entities accounted for under the equity method	1,230	863
Loans to entities accounted for under the equity method	238	—

Total	1,961	1,256

As of December 31, 2005, investments accounted for under the equity method mainly comprised Yakult and The Danone Springs of Eden, BV (HOD water—Europe).

In 2005, the decrease in the net book value of investments accounted for under the equity method mainly resulted from the disposals of assets in DS Waters, LP and of Mahou (see Note 3).

Net assets of entities accounted for under the equity method, especially with regards to The Danone Springs of Eden, BV, include the identifiable intangible assets and residual goodwill resulting from the consolidation of their own activities.

As of December 31, 2004, loans granted to entities accounted for under the equity method related to preferred shares due from DS Waters, LP for a total amount of US$ 325 million. These loans, which were to mature in 2011, bore interest at a cumulative rate of 12%. Following the disposal of DS Waters, LP’s assets in November 2005, the balance of this loan was nil as of December 31, 2005.

Changes in the net book value of goodwill relating to investments accounted for under the equity method

Changes in the net book value of goodwill relating to investments accounted for under the equity method are as follows:

(In millions of euro)	2004	2005
As of January 1	636	493
Acquisitions	189	31
Disposals and other changes in the scope of consolidation	—	(92)
Impairment charge	(308)	(51)
Translation adjustments	(24)	12

As of December 31	493	393

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2005, the impairment charge related to the goodwill of Bakoma (see below). In 2004, the impairment charge related to the goodwill of DS Waters, LP and The Danone Springs of Eden, BV, such goodwill being written down to zero.

The line “Disposals and other changes in the scope of consolidation” mainly comprised the impact arising from the first-time consolidation of Al Safi Danone Company, as the Group took control of this company on July 1, 2005.

In 2004, acquisitions mainly related to Yakult, which has been accounted for under the equity method since April 1, 2004.

Changes in the Group’s share in net assets of entities accounted for under the equity method

Changes in the Group’s share in net assets of entities accounted for under the equity method are as follows:

(In million of euros)	2004	2005
As of January 1	1,166	1,230
Changes in the scope of consolidation	249	(458)
Share in net income	58	69
Impairment charge	(150)	—
Dividends paid	(45)	(45)
Others	(48)	67

As of December 31	1,230	863

The line Item “Changes in the scope of consolidation” comprised the acquisitions and disposals of entities accounted for under the equity method (see Note 3).

In 2004, the impairment charge related to the Group’s share in the net assets of DS Waters, LP.

The other changes mainly resulted from translation adjustments.

Net income (loss) of affiliates

The line item “Net income (loss) of affiliates” can be detailed as follows:

(In million of euros)	2004	2005
Group’s share in net income	58	69
Impairment charge	(608)	(51)
Gain on disposal	—	26

Total	(550)	44

The line item “Gain on disposal” mainly comprised the € 292 million net gain on disposal of Mahou, the € 22 million net gain on disposal of Galletas Noël and the € 313 million net loss on disposal of DS Waters, LP’s assets.

In 2005, the line item “Impairment charge” comprised the € 51 million charge relating to the goodwill of Bakoma (see below). In 2004, this line item comprised the impairment charges and provision relating to the HOD water activities in the United States and Europe.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment reviews

The Group reviews the carrying value of its investments accounted for under the equity method whenever events or circumstances indicate that they may be impaired. An impairment charge is recorded when their recoverable value, as defined in Note 1.4 and Note 1.5, becomes durably lower than their net book value.

In particular, as of December 31, 2005, the Group reviewed the carrying value of its investments in The Danone Springs of Eden, BV and Bakoma.

The Danone Springs of Eden, BV

As of December 31, 2004, the Group reviewed the carrying value of its investment in The Danone Springs of Eden, BV. Following this review, a € 153 million impairment charge was recorded. The impairment test was reconducted in 2005 with the assistance of external consultants and was based on the following assumptions:

– Discount rate before tax	10.0%
– Perpetual growth rate	2.5%

No additional impairment charge was recorded given that the recoverable value of The Danone Springs of Eden, BV was close to its book value as of December 31, 2005.

A 1 point increase or decrease in the discount rate would result in a decrease or increase in the recoverable value by 19% and 27%, respectively. A 1 point increase or decrease in the perpetual growth rate would result in an increase or decrease in the recoverable value by 23% and 15%, respectively.

Bakoma

As of December 31, 2005, the Group reviewed the carrying value of its investment in Bakoma (Fresh Dairy Products—Poland). Following this review, the Group recorded an impairment charge of € 51 million. This charge was calculated based on the estimated market value of Bakoma.

Significant financial information

Significant financial information, as it relates to entities accounted for under the equity method, are as follows (100%):

(In millions of euro)	2004	2005
Net sales	5,525	4,053
Net income	232	296
Stockholders’ equity	3,909	2,664

Fair value of entities accounted for under the equity method

The fair value of investments accounted for under the equity method amounted to € 1,504 million as of December 31, 2005 (€ 2,383 million as of December 31, 2004). It was determined as follows:

–	For listed companies, by reference to stock prices as of December 31;

–	For non-listed companies, by reference to the value resulting from recent transactions entered into with third parties or put and/or call option negotiated with third parties and/or external appraisals. When such elements do not exist, the market value is determined to be equivalent to the carrying value.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8—Investments in non-consolidated companies

The net book value of investments in non-consolidated companies can be detailed as follows:

(In millions of euro)	% of interest in 2005	2004	2005
Wimm Bill Dann	9.9	40	89
ONA	2.7	38	47
Shanghai Bright Dairy	9.7	34	33
Scottish & Newcastle	0.1	30	7
Others	—	102	87

Total		244	263

The line “Others” comprises various investments, which individually are not significant.

As indicated in Note 1.6, investments in non-consolidated companies are treated as available-for-sale investments. They are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in stockholders’ equity. Unrealized losses that are other than temporary are directly recorded in the income statement. As of December 31, 2005, the unrealized gains recorded under the heading “Net income recognized directly in equity” amounted to € 70 million (€ 25 million as of December 31, 2004). The unrealized gains that were recorded under the heading “Net income recognized directly in equity” as of December 31, 2004 and that were transferred to income in 2005 were not significant.

NOTE 9—Long-term loans

As of December 31, 2005, long-term loans mainly comprised the € 306 million loan granted to the holding company that acquired the Galbani cheese and cured meat activities. The repayment of this loan (principal plus interest), which is due by 2013 at the latest, is dependent upon the economic value of the underlying business. The Group reviews the fair value of the disposed business at least annually to ensure the loan is recoverable. To its best estimate, the Group currently believes that the loan will be fully repaid (see Note 31).

The fair value of long-term loans is considered to be equivalent to their net book value, based on their expected future cash flows.

NOTE 10—Other long term assets

Other long-term assets mainly comprise held-to-maturity investments for a total amount of € 214 million, including € 81 million held as security for some damage and healthcare provisions.

As of December 31, 2005, the fair value of other long-term assets is equivalent to their net book value.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11—Inventories

Inventories can be detailed as follows:

(In millions of euro)	2004	2005
Goods purchased for resale	52	44
Raw materials and supplies	267	296
Semi-finished goods and work in progress	33	28
Finished goods	245	263
Non-refundable containers	26	31
Loss allowances	(26)	(33)

Inventories, net	597	629

NOTE 12—Trade accounts receivable—other accounts receivable and prepraid expenses

Trade accounts receivable

(In millions of euro)	2004	2005
Trade accounts receivable(1)	1,342	1,443
Notes receivable	159	133
Less allowances for doubtful receivables	(75)	(73)

Trade accounts receivable, net	1,426	1,503

(1)	This line item includes securitized receivable net of the deposit for over collateralization, for a total amount of € 400 million as of December 31, 2005 and € 703 million as of December 31, 2004 (see Note 16).

Changes in the allowance for doubtful receivable are as follows:

(In millions of euro)	2004	2005
As of January 1	83	75
Charge (net of reversal) for the year	4	8
Utilization	(11)	(5)
Translation adjustments and other changes	(1)	(5)

As of December 31	75	73

The Group believes its exposure to concentration of credit risk is limited due to the number of customers located in diverse geographic areas. In addition the Group is not dependent on one single customer. In 2005, net sales with the Group’s major customer represented approximately 9% of the Group’s net sales.

The fair value of trade accounts receivable is considered to be equivalent to their net book value due to their short-term maturity.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other accounts receivable and prepaid expenses

(In millions of euro)	2004	2005
States and local authorities	291	442
Social securities and non-operating receivables	135	160
Prepaid expenses	68	49
Others	68	50

Total	562	701

The increase in the line item “State and local authorities” is partly explained by the prepayment of income taxes.

The fair value of other accounts receivable and prepaid expenses is considered to be equivalent to their net book value due to their short-term maturity.

NOTE 13—Marketable securities

Marketable securities, which are treated as trading securities, can be detailed as follows:

(In millions of euro)	2004	2005
Negotiable debt instruments	765	670
Monetary market funds	1,435	1,743

Total	2,200	2,413

Marketable securities are usually brought from major financial institutions.

NOTE 14—Earnings per share

The subsidiaries’ and affiliates’ distributable earnings can differ from their reported retained earnings as a consequence of (i) consolidation adjustments applied to their local accounts and (ii) the laws that are applicable in the country where these entities operate.

In accordance with French law, dividends cannot exceed the sum of the Company’s net income for the year and accumulated distributable earnings. As of December 31, 2005, tax-free distributable earnings amounted to € 614 million. Should the Company decide to distribute the special reserve on long-term capital gains above € 200 million, it would have to pay an additional € 18 million tax charge.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation between basic and diluted earnings per share is as follows:

	Net income attributable to the Group (in million of euros)	Weighted average number of shares outstanding	Earnings per share attributable to the Group (in euro)	Earnings per share of continuing operations attributable to the Group (in euro)	Earnings per share of discontinued operations attributable to the Group (in euro)
2005
Before dilution	1,464	246,038,406	5.95	3.90	2.05
Convertible bonds	6	2,970,169	(0.05)	(0.02)	(0.03)
Stock-based compensation	—	1,272,375	(0.03)	(0.02)	(0.01)

After dilution	1,470	250,280,950	5.87	3.86	2.01

2004
Before dilution	449	250,671,990	1.79	1.60	0.19
Convertible bonds	14	6,335,287	0.00	0.02	(0.02)
Stock-based compensation	—	523,705	—	—	—

After dilution	463	257,530,982	1.79	1.62	0.17

NOTE 15—Stock-based compensation

Plan characteristics

The board of directors can grant officers and other employees options to purchase existing shares of the Company’s common stock. These options are granted at an exercise price that cannot be lower than the minimum value authorized under French law. They vest after two years and expire no later than eight to ten years from the grant date.

The main characteristics of the option plans are as follows (after taking into account the two-for-one stock splits that occurred in 2000 and 2004):

Date of shareholders’ meeting	Number of authorized options	Number of options granted	Exercise price (in euro)	Number of options lapsed at December 31, 2005	Number of options purchased at December 31, 2005	Number of outstanding options at December 31, 2005
May 14, 1997	3,098,340	2,680,040	33.4 — 62.0	214,800	1,921,954	543,286
May 19, 1999	4,000,000	3,387,580	51.5 — 77.9	401,400	1,121,780	1,864,400
May 29, 2001	4,000,000	3,703,150	59.1 — 70.8	322,600	512,462	2,868,088
April 11, 2003	4,000,000	3,118,908	64.1 — 75.1	175,300	2,800	2,940,808
April 22, 2005	3,000,000	26,800	82.6 — 90.2	—	—	26,800

As of December 31, 2005, 2,973,200 options could still be granted under the April 22, 2005 plan.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005, outstanding options can be detailed as follows:

	Outstanding			Exercisable
Range of exercise price	Number of options	Average remaining life (number of years)	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
From 32 to 52 euros	337,364	1.3	48.2	337,364	48.2
From 53 to 65 euros	2,443,190	3.9	59.7	2,400,890	59.6
From 66 to 78 euros	5,436,028	5.3	71.1	2,581,920	71.8
From 79 to 95 euros	26,800	7.7	87.0	—	—

	8,243,382			5,320,174

Changes in outstanding options

Changes in outstanding options were as follows(1):

(Number of options)	2004	2005
Balance as of January 1	8,802,224	9,516,114
Granted	1,919,980	1,164,528
Exercised	(321,190)	(2,173,260)
Forfeited/lapsed	(884,900)	(264,000)

Balance as of December 31	9,516,114	8,243,382

(1)	After taking into account the two-for-one stock split in 2004.

Valuation of stock options

As indicated in Note 1.23, stock options granted to employees are measured at their grant date fair value, based on assumptions determined by management. Options granted in 2004 and 2005 were measured based on the following assumptions:

	2004	2005
Risk-free interest rate	3.7%	3.1%
Expected life	6 years	6 years
Expected volatility	20.3%	19.2%
Expected dividend yield	1.9%	1.8%

The weighted average value of options granted in 2004 and 2005 was € 15.7 and € 13.8 per option, respectively.

In 2005, the expense relating to stock options amounted to € 23 million. This expense is reflected as “Other (expense) income” in the consolidated income statement and as retained earnings in the consolidated balance sheet.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 16—Financial liabilities

Classification by nature

(In millions of euro)	2004	2005
Convertible bonds	605	70
Equity-linked notes	130	—
Bank loans, other debt and employee profit-sharing debt	3,326	3,465
Financial liabilities linked to options granted to minority stockholders	2,440	2,626
Financial liabilities linked to securitized receivables	703	400

Total	7,204	6,561

—Including short-term portion	527	869
—Including long-term portion	6,677	5,692

Convertible bonds

In June 2001, the Company issued 5,076,142 bonds with a nominal value of € 197 for a total amount of € 1,000 million. Those bonds bore interest at an annual rate of 1.2% and could be converted and/or exchanged into new or existing shares of the Company.

The accounting treatment of these convertible bonds is explained in Note 1.16. The effective interest rate was 2.8%.

As part of the early redemption options that were included in the issue agreement, the Company early repaid 1,906,311 bonds in June 19, 2003 for a total amount of € 376 million, 3,750 bonds on June 19, 2004 for a total amount of € 0.7 million and 2,812,194 bonds on June 19, 2005 for a total amount of € 555 million. Following these repayments, the remaining number of bonds was 353,887, representing a total nominal amount of € 70 million. These bonds are reflected as current financial liabilities in the consolidated balance-sheet.

In 2005, the early repayment of the 2,812,194 bonds generated a € 13 million financial charge, which is reflected in “Interest expense” in the consolidated income statement.

On January 2, 2006, the Company early repaid the remaining bonds, consistent with the provisions of the issue agreement that authorized early repayment, should the number of remaining bonds become lower than 10% of the number of issued bonds.

Equity-linked notes

In May 2003, the Company issued an equity-linked note for a total amount of € 60 million. This note comprised two tranches of € 30 million each, which were repaid at par in November 2004 and May 2005, respectively.

In 2002, the Company issued three equity-linked notes amounting to € 200 million, € 37.5 million and € 37.5 million, respectively. These notes matured between 18 and 30 months from issuance. In November 2003 and November 2004, the Company repaid at par the two € 37.5 million notes. In addition, in 2003, the € 200 million notes issued in 2002 were renegotiated and split into four tranches of € 50 million each, that were repaid at par in September 2004, December 2004, March 2005 and June 2005.

As of December 31, 2005 the Company had fully repaid its equity-linked notes.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bank loans, other debts and employee profit sharing debt

This line item mainly comprises (i) EMTN (Euro Medium Term Notes) denominated in euro or in foreign currencies, which were issued as part of the Group’s € 5 billion annual program and (ii) treasury notes.

In addition, as of December 31, 2005, the Company and its specialized financial subsidiaries held confirmed medium-term credit lines from banks and other financial institutions for approximately € 2,875 million (€ 3,050 million as of December 31, 2004). As part of such long-term commitments, as of December 31, 2005, the Group utilized € 1,385 million (€ 788 million as of December 31, 2004). This debt is classified as non-current financial liabilities.

Financial liabilities linked to options granted to minority stockholders

As indicated in Note 1.18, the exercise price of options granted to minority stockholders is reflected in financial liabilities in the consolidated balance sheet. As of December 31, 2005, financial liabilities relating to these options amounted to € 2,626 million (€ 2,440 million as of December 31, 2004). These liabilities do not bear interest.

The main commitments under these options relate to Danone Spain (€ 2,043 million) and Danone Asia (€ 70 million). In addition, the majority of these options can be exercised at any time.

No significant investment is currently considered as probable, except the exercise in 2006 of the options related to Danone Asia, Danone Romania (Fresh Dairy Products—Romania) and Bolshevik (Biscuits—Russia). The financial liabilities related to these 3 options are classified as current financial liabilities for a total amount of € 120 million. Upon exercise of these options, the Group will hold 100% of Danone Asia and Danone Romania and 92.53% of Bolshevik.

Financial liabilities linked to securitized receivables

In July 2001, the Group entered into a securitization program with financial institutions in order to sell without recourse accounts receivable for a maximum amount of € 760 million. The receivable sold on a monthly basis are net of a deposit, the amount of which is based on the total receivables sold. This deposit, which corresponds to the over collateralization of the transferred receivables, aims at covering the risk of non-recovery of the receivables sold and is valued at cost as its maturity is short. The Group remains in charge of the servicing of the transferred receivables.

As of December 31, 2005, the financial liabilities linked to the receivables sold net of the deposit amounted to € 400 million (€ 703 million as of December 31, 2004). The average interest rate of this debt, net of the servicing fee, was 2.35% in 2005 (2.1% in 2004).

Covenants

The Group’s financial liabilities are usually not subject to covenants that, in the event of default, would lead to their early repayment.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Classification by maturity

The maturity of non-current financial liabilities is as follows:

	2004	2005
Maturity date	(In millions of euro)
2006	1,623	—
2007	413	1,305
2008	780	891
2009	113	123
2010	140	143
After 2011	624	703
Not determined(1)	2,984	2,527

	6,677	5,692

(1)	Mainly comprise financial liabilities linked to options granted to minority stockholders. The majority of these options can be exercised at any time.

Classification by currency

The analysis of non-current financial liabilities by currency is as follows:

	2004		2005
(In millions of euro)	Before hedging	After hedging(*)	Before hedging	After hedging(*)
Euro	6,125	5,288	4,746	4,636
Yen	182	392	478	395
New- Zealand Dollar	22	22	18	18
US Dollar	40	40	81	58
Canadian Dollar	1	141	7	7
Czech Crown	17	61	17	61
Mexican Peso	—	39	—	32
Indonesian Rupee	100	127	88	170
Chinese Yuan	—	288	—	—
Polish Zloty	—	44	—	61
Russian Ruble	—	23	—	24
South African Rand	—	22	—	22
Indian Rupee	110	110	185	185
Others	80	80	72	23

Total	6,677	6,677	5,692	5,692

(*)	Derivative financial instruments related to interest rate risk are presented in Note 25

Fair value of financial liabilities

The fair value of financial liabilities is determined based on the closing market price for quoted instruments and of the estimated future cash flows for non-quoted instruments. As of December 31, 2005, the fair value of financial liabilities amounted to € 6,613 million.

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

French companies

The present value of the French companies’ obligations is determined based on the personnel turnover and mortality, and on the following key actuarial assumptions:

	2004	2005
Retirement age (depending upon each category of employees)	Between 60 and 65 years	Between 60 and 65 years
Discount rate	4.5%	4.0%
Salary growth rate (depending on the age and category of each employee)	Between 2.5% and 3.5%	Between 2.5% and 3.5%
Expected return of plan assets	Between 3.7% and 5.1%	Between 4.3% and 5.1%

Non-French companies

The present value of the non-French companies’ obligations is determined on the basis of personnel turnover and mortality and using actuarial assumptions that reflect the legal, economic and monetary circumstances prevailing in each country, as follows:

	2004	2005
Retirement age (depending upon each category of employees)	Between 55 and 65 years	Between 55 and 65 years
Discount rate	Between 3% and 16%	Between 3.75% and 13%
Salary growth rate (depending on the age and category of each employee)	Between 1% and 10%	Between 2% and 10%
Expected return of plan assets	Between 3% and 11%	Between 3.55% and 11.30%

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reconciles the funded status of the companies’ plans with the provision recorded in the consolidated balance sheet as of December 31, 2004 and 2005:

	2004		2005
(In millions of euro)	France	Other Countries	France	Other Countries
Defined benefit obligation (DBO)	285	259	334	224
Fair value of plan assets	(59)	(122)	(58)	(92)

Defined benefit obligation in excess of plan assets	226	137	276	132
Actuarial differences and past service costs	(14)	(21)	(53)	(31)

Net accrued pension cost	212	116	223	101

Accrued post-retirement healthcare benefits are included within the defined benefit obligation, as the related amount is lower than € 1 million as of December 31, 2005.

Changes in provisions for retirement indemnities and pensions can be detailed as follows:

(In millions of euro)	Defined benefit obligation	Fair value of plan assets	Actuarial gains and losses and past service cost	Net accrued pension cost
As of January 1, 2004	721	(349)	—	372
Net periodic pension cost:
—Service cost	20			20
—Interest cost	26			26
—Return on plan assets		(10)		(10)
—Amortization of actuarial gains and losses and past service cost			—	—
Payments made to retirees	(30)	15		(15)
Contributions to plan assets	1	(14)		(13)
Actuarial gains and losses	34	1	(35)	—
Translation adjustments	(4)	1	1	(2)
Others	(224)	175	(1)	(50)

As of December 31, 2004	544	(181)	(35)	328

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In millions of euro)	Defined benefit obligation	Fair value of plan assets	Actuarial gains and losses and past service cost	Net accrued pension cost
As of January 1, 2005	544	(181)	(35)	328
Net periodic pension cost:
—Service cost	21			21
—Interest cost	22			22
—Return on plan assets		(7)		(7)
—Amortization of actuarial gains and losses and past service cost			1	1
Payments made to retirees	(25)	12		(13)
Contributions to plan assets		(11)		(11)
Actuarial gains and losses	64	(6)	(58)	—
Translation adjustments	9	(4)	(1)	4
Others	(77)	47	9	(21)

As of December 31, 2005	558	(150)	(84)	324

The line “Others” mainly comprises the effects of changes in the scope of consolidation, in particular the disposals of HP Foods in 2005 and of Jacobs and Irish Biscuits in 2004.

The Group’s investment policy in plan assets depends, for each company, upon the employees’ age structure and the expected return on the different categories of assets. As of December 31, 2005, the plan assets comprised approximately 38% of equity securities and 44% of debt securities. The plan assets do not comprise any financial instruments issued by the Group. In addition, the actual average return on plan assets in France was 8.8% in 2005.

Benefits expected to be paid to the employees over the next 10 years are estimated to be € 7 million in 2006, € 10 million in 2007, € 6 million in 2008, € 5 million in 2009, € 6 million in 2010 and € 47 million for the years 2011 to 2016.

Total contributions estimated to be made to plan assets in 2006 amounts to € 140 million.

Total contributions paid in relation to defined contribution plans amounted to € 11 million in 2005 (€ 11 million in 2004).

NOTE 18—Other non-current liabilities

(In millions of euro)	2004	2005
Restructuring	37	23
Other provisions for risk and charges	317	201
Capital investment grants	10	11

Total	364	235

As of December 31, 2005, the short-term portion of non-current liabilities amounted to € 19 million (€ 17 million as of December 31, 2004).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other provisions for risk and charges can be detailed as follows:

(In millions of euro)	2004	2005
Commercial liabilities	22	25
Financial and tax liabilities	237	121
Damage and healthcare liabilities	58	55

Total	317	201

Decreases in provisions resulted from payments for a total amount of € 51 million in 2005 (€ 36 million in 2004) and from reversals of unused provisions for a total amount of € 14 million in 2005 (€ 17 million in 2004).

Increases in provisions amounted to € 37 million in 2005 (€ 170 million in 2004, of which € 150 million related to the provision on the put option granted to Suntory Ltd). In 2005, the decrease in the provision for financial liabilities mainly resulted from the reversal of the provision linked to the put option granted to Suntory Ltd (see Notes 3 and 7).

The Company and its subsidiaries are parties to a variety of legal proceedings arising in the normal course of business, including in connection with certain warranties given as part of the divestitures completed between 1997 and 2005. Liabilities are accrued for when a loss is probable and can be reasonably estimated.

In addition, tax liabilities are usually accrued when notifications of tax assessments are received by the Group.

NOTE 19—Trade accounts payable—accrued expenses and other current liabilities

Trade accounts and notes payable

(In millions of euro)	2004	2005
Trade accounts payable	1,510	1,717
Notes payable	122	97

Total	1,632	1,814

The fair value of trade accounts payable is considered equivalent to their net book value given their short-term maturities.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accrued expenses and other current liabilities

(In millions of euro)	2004	2005
Personnel (including social charges)	294	341
Year end rebates payable to customers	527	608
State and local authorities	133	136
Refundable containers	97	105
Taxes payable	156	159
Prepayments from customers	79	112
Others	264	382

Total	1,550	1,843

The fair value of accrued expenses and other current liabilities is considered to be equivalent to their net book value given their short-term maturities.

NOTE 20—Personnel and remuneration

Group personnel costs (including payroll taxes and related charges) amounted to € 1,793 million in 2005 (€ 1,729 million in 2004) of which € 10.9 million (€ 8.9 million in 2004) represented remuneration paid to the Group’s Executive Committee (See Note 26).

As of December 31, 2005 and 2004, the Group’s number of employees was broken down as follows:

	2004	2005
Europe	33,452	32,228
Asia	41,027	41,137
Rest of the world	14,970	14,819

Total Group	89,449	88,184

At constant scope of consolidation, the Group’s number of employees would have been 88,184 as of December 31, 2005 (87,799 as of December 31, 2004).

NOTE 21—Other expense and income

Other expense can be detailed as follows:

(In millions of euro)	2004	2005
Employee profit-sharing	115	116
Stock-based compensation	28	23
Others	86	32

Total	229	171

The line “others” mainly comprises restructuring costs and gains or losses on disposal of assets.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 22—Other operating expense and income

In 2005, the other operating expense and income mainly comprised the € 53 million impairment charge on the goodwill of Danone Waters of Canada (see Note 5) and the € 19 million gain on disposal of Italaquae.

In 2004, the other operating expense mainly comprised the € 52 million loss on disposal of Jacobs and Irish Biscuits.

NOTE 23—Interest expense, net

Interest expense, net can be detailed as follows:

(In millions of euro)	2004	2005
Cost of net debt	(94)	(101)
Other financial income	150	28
Other financial expense	(46)	(37)

Total	10	(110)

The net amount of interest paid in 2005 was € 83 million (€ 105 million in 2004).

In 2004, other financial income mainly comprised gains on disposal of non-consolidated investments as well as an earn-out on the Group’s investment in BSN Glasspack.

NOTE 24—Income taxes

Income tax expense

Income before tax and the income tax expense can be detailed as follows:

(In millions of euro)	2004	2005
Income before tax:
—French companies	470	329
—Foreign companies	1,099	1,267

Total	1,569	1,596

Income tax expense (income):
• Current income taxes:
—French companies	146	135
—Foreign companies	322	395

	468	530

• Deferred taxes:
—French companies	(31)	(25)
—Foreign companies	(9)	(32)

	(40)	(57)

Total	428	473

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company forms a tax group with most of its French subsidiaries in which it owns, directly or indirectly, more than 95% of the share capital. Some of the subsidiaries that elected to participate in the French tax group have signed a tax sharing agreement with the Company, in conformity with French regulations. Similar consolidated tax schemes exist in other countries, in particular in the United States, in the United Kingdom and in Germany.

Current income taxes represent taxes due for the year, which have already been paid or are payable in the near future. These amounts are computed according to the rules and rates applicable in the countries where the Group operates.

Cash payments in relation to income taxes amounted to approximately € 424 million in 2005 (€ 439 million in 2004).

Effective income tax rate

The effective income tax rate was 29.61% in 2005 (27.28% in 2004). The differences between the effective tax rate and the statutory tax rate in France (34.93% in 2005 and 35.43% in 2004) can be detailed as follows:

(In percentage of income before tax)	2004	2005
Statutory tax rate in France	35.43%	34.93%
Effect of foreign tax rate differential	(2.20)%	(3.19)%
Effect of gains/losses on disposal and impairment charges	(2.93)%	(0.32)%
Effect of other differences	(3.02)%	(1.81)%

Effective income tax rate	27.28%	29.61%

Deferred taxes

As explained in Note 1.13, deferred taxes mainly arise from the difference between the book and tax bases of assets and liabilities. The significant components of deferred tax assets and liabilities are as follows:

(In millions of euro)	2004	2005
Pension provisions	95	88
Employee profit-sharing provision	16	15
Restructuring provision	16	14
Tax losses carried forward	63	197
Fixed assets	(429)	(388)
Others	(83)	31

Net deferred taxes	(322)	(43)

Deferred tax assets	101	250
Deferred tax liabilities	(423)	(293)

	(322)	(43)

Including short-term portion	85	165
Including long-term portion	(406)	(208)

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Tax losses carried forward

As of December 31, 2005, tax losses carried forward amounted to € 1,138 million and the corresponding deferred taxes amounted to € 442 million. They mainly resulted from the tax deductibility of goodwill and operating losses in certain countries as well as from the loss on disposal of the HOD water activities in the United States. In this country, the Group has tax losses amounting to US$ 870 million that can be carried forward over 20 years. As of December 31, 2005, there existed some uncertainties regarding the recoverability of the full amount of these losses, which amongst others depends on the success of new product launches in the United States, in particular in the very competitive fresh dairy products market. In the absence of commercial success of these new products, the results of the US tax consolidated group could be negatively impacted, in which case it would be more likely than not that the tax losses will not be recovered. Consequently, based on the information available as of December 31, 2005 and on the assumptions that can be used as of that date regarding the evolution of these activities in the coming years, the Group has recognized deferred tax assets for a total amount of US$ 173 million (€ 147 million) on the portion of these losses, i.e. US$ 485 million (€ 410 million), which are more likely than not to be used. The loss on disposal of DS Waters, LP’s assets, which is reflected on the line item “Net income (loss) of affiliates” includes the impact of the recognition of these deferred tax assets (see Note 7).

As of December 31, 2005, based on the expected taxable income of the entities and tax consolidated groups that have generated the tax losses (including the HOD water activities in the United States), the Group believes that it is more likely than not that € 245 million will not be used. The Group will review the unutilized tax losses and the recognized deferred tax assets at each balance sheet date.

In addition, as of December 31, 2005, available long-term capital losses amounted to approximately € 1,409 million. These losses can only be used to offset long-term capital gains recorded in France before December 31, 2006.

NOTE 25—Derivative financial instruments

The Group uses derivative financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of business. It is the Group’s policy not to sell or purchase derivatives financial instruments for purposes other than hedging.

Interest rate exposure

The financing of the Group’s subsidiaries is centralized and managed by the Treasury Department, which uses financial instruments to reduce the Group’s net interest rate exposure. The main derivative financial instruments used are interest rate swaps and options, negotiated with major financial institutions.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notional amounts of interest rate derivatives

The notional amounts and maturities of interest rate derivatives are as follows:

(In millions of euro)	2004	2005
Interest rate swaps(1), with a remaining term as of December 31:
• less than one year	1,579	646
• between one and five years	2,123	1,184
• more than five years	10	—
Interest rate caps and floors, with a remaining term as of December 31:
• less than one year	500	461
• between one and five years	1,061	600
• more than five years	—	—

(1)	Excluding cross-currency swaps, which are included in the currency derivative instruments.

The accounting treatment of these derivatives is detailed in Note 1.17.

Fair value of interest rate derivatives

A portion of the derivatives used to manage the interest rate exposure qualifies for fair value hedge accounting as they can be linked to an identified underlying hedged item (generally, an EMTN). As of December 31, 2005, the positive fair value of these derivatives amounted to € 9 million (approximately € 23 million as of December 31, 2004). It is reflected on the line item “Current financial liabilities” in the consolidated balance sheet. Changes in the fair value of these derivatives and the corresponding hedged items are reflected in the line item “interest expense” in the consolidated income statement.

As of December 31, 2005, the fair value of derivatives that do not qualify for hedge accounting was negative by approximately € 4 million (€ 1 million as of December 31, 2004). It is reflected on the line item “Current financial debt” in the consolidated balance sheet. Changes in the fair value of these derivatives are reflected in the line item “interest expense” in the consolidated income statement.

Exposure to changes in interest rate

As of December 31, 2005, the Group’s net debt(1), after taking into account the interest rate derivatives, is mainly at fixed rate. Consequently, the Group’s exposure to changes in interest rates is not significant.

Currency exposure

The Group’s operations around the world are carried out by subsidiaries that trade primarily in their home country. Consequently, the Group’s exposure to currency risks in its operating activities is low. The Group’s Treasury Department uses financial instruments to reduce the net exposure to currency risk, after netting the currency positions arising from past or expected future operating transactions of the consolidated entities.

The Group also enters into derivative financial instruments to hedge borrowings denominated in foreign currencies and net investments in subsidiaries that operate in countries where the functional currency is not the euro.

(1)	The net debt used to measure the Group’s exposure to changes in interest rates corresponds to financial liabilities net of marketable securities and cash and cash equivalents. It excludes financial liabilities linked to options granted to minority stockholders as these liabilities do not bear interest.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The financial instruments used by the Group are mainly forward exchange contracts, purchased foreign exchange options and cross currency swaps, negotiated with major financial institutions.

Notional amounts of currency derivatives

The notional amounts of the Group’s forward exchange contracts, foreign exchange options and cross-currency swaps are summarized below. Foreign currency amounts are translated at period-end exchange rates.

(In millions of euro)	2004	2005
Forward (purchases) / sales:
• Pound Sterling	157	181
• Yen	44	6
• US Dollar	(9)	(55)
• Canadian Dollar	46	59
• Mexican Peso	59	91
• Swiss Franc	20	24
• Euro	(306)	(365)
• Other currencies	(21)	72

Total forward	(10)	13
Including
—forward purchases	(434)	(446)
—forward sales	424	459
Currency swaps(1):
• Pound Sterling	42	(48)
• Yen	57	(83)
• US Dollar	(22)	(25)
• Canadian Dollar	140	—
• Singapore Dollar	(92)	—
• Indonesian Rupiah	—	82
• Mexican Peso	39	32
• Chinese Yuan	288	—
• South African Rand	32	23
• Czech Crown	54	47
• Polish Zloty	44	67
• Russian Ruble	23	26
• Euro	(807)	(96)
• Other currencies	23	(1)

Total swaps	(179)	24
Options	(7)	(7)

Total currency derivatives	(196)	30

(1)	Including cross-currency swaps.

The accounting treatment of these derivatives is detailed in Note 1.17.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair value of currency derivatives

The Group’s currency derivatives qualify for cash flow hedge accounting or net investment hedges.

–	Cash flow hedges: the Group mainly hedges sales and purchases denominated in foreign currencies, over a maximum period of 15 months. As of December 31, 2005, the fair value of currency derivatives was negative by € 4 million (positive by € 19 million as of December 31, 2004). These derivatives are reflected in the line items “Other accounts receivable and prepaid expenses” or “Accrued expenses and other current liabilities” in the consolidated balance sheet. In 2005, changes in the fair value of these derivatives, which represented a € 23 million loss, was recorded within stockholders’ equity for a total amount of € 12 million and reflected in the line item “Other financial income and expense” for a total amount of € 11 million.

–	Net investment hedges: As of December 31, 2005, the fair value of derivatives used as net investment hedges was negative by approximately € 26 million. It is reflected in the line item “Non-current financial liabilities” in the consolidated balance sheet, with a similar amount reflected under the heading “Cumulative translation adjustments” within stockholders’ equity.

Translation exposure on entities outside the euro zone

In 2005, approximately 49% of the Group’s net sales (47% in 2004) and 40% of the Group’s trading operating income (33% in 2004) were outside the euro zone and therefore subject to exchange rate risk.

Concentration of risk

Financial instruments used by the Group to manage its exposure to interest rate fluctuations are negotiated with major counterparties. The breakdown of fair values of financial instruments by counterpart is as follows:

(As a percentage of total fair values as of December 31, 2004 and 2005)	2004	2005
Counterparties’ rating (according to Standard & Poor’s)
• AAA	0%	0%
• AA	55%	86%
• A	45%	14%

Financial instruments used by the Group to manage its exposure to currency risks are all negotiated with counterparties rated A1/P1.

The major part of the Group’s derivatives are negotiated with counterparties located in geographic areas where political and financial risks are limited.

Derivatives linked to financial instruments

As part of the formation of The Danone Springs of Eden, BV, the Group has granted a put option and has been granted a call option on the 33.1% interest it does not already own, directly or indirectly. These options can be unconditionally exercised in 2008 and, when certain conditions are met, before 2008. The exercise price of these options is based on a valuation of the company that takes into account its economic performance and results. Given that the exercise price of these options is equivalent to the share in the fair value of The Danone Springs of Eden, BV that they correspond to, the fair value of these options is nil. As of December 31, 2005, the Group’s commitments relating to these options amounted to € 150 million (€ 140 million as of December 31, 2004).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, the Group has granted put options to majority shareholders in other entities accounted for under the equity method. The exercise price of these options is dependent upon the profitability and the financial position of the entity at the exercise date of the option. As of December 31, 2005, the fair value of these put options was nil and the Group’s commitment related to these options amounted to approximately € 90 million.

NOTE 26—Related parties transactions

The main related parties are the affiliated companies, the members of the Executive Committee and the members of the Board of Directors.

Affiliated companies

Affiliated companies are those companies in which the Group exercises a significant influence and that are accounted for under the equity method . They are listed in Note 33.

Transactions with affiliated companies, which are usually performed at arm’s length, are detailed as follows:

(In millions of euro)	2004	2005
Operating income	33	32
Operating expense	(8)	(7)
Financial income	—	—

Receivables and payables with affiliated companies are detailed as follows:

(In million of euros)	2004	2005
Long and short term loans	5	5
Operating receivable	19	23
Operating payable	(1)	—

Members of the Executive Committee and of the Board of Directors

Total remuneration paid to the members of the Executive Committee amounted to € 10.9 million in 2005 (€ 8.9 million in 2004). In addition, as of December 31, 2005, the number of stock options granted to members of the Executive Committee amounted to 1,947,168.

As of December 31, 2005, the amount of pension provisions relating to the members of the Executive Committee amounted to € 52.8 million.

In addition, on July 21, 2004, the Board of Directors set the indemnification conditions of the members of the Executive Committee in the case they cease their mandates or functions. The indemnity would correspond to twice the annual gross remuneration (fixed, variable and in-kind) they received over the last 12 months before they cease their functions.

Finally, the directors’ fees paid to the members of the Board of Directors amounted to € 0.3 million in 2005 (€ 0.3 million in 2004).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 27—Information on the cash flow statement

Cash flow from operating activities

The line item “Other flows” can be detailed as follows:

(In millions of euro)	2004	2005
Impairment charge	—	53
(Gains) and losses on disposal of assets	(62)	(49)
Increase (reversal) of provisions	(85)	29
Stock-based compensation	28	23
Others	26	14

Total	(93)	70

Cash flow provided by investing activities

In 2005, the financial investments mainly included the acquisition of 100% of DS Waters, LP and its financial commitments, as well as the acquisitions detailed in Note 3.

Proceeds from sales of business and other investments resulted from the transactions described in Note 3. They mainly related to HP Foods and Lea & Perrins (approximately € 650 million), Mahou (more than € 600 million) and Italaquae (more than € 80 million).

Changes in net debt

Changes in net debt are as follows:

(In millions of euro)	As of December 31, 2004	Changes for the year	Transfer to current portion	Translation adjustments	Others	As of December 31, 2005
Cash and cash equivalents	466	57	—	53	—	576
Marketable securities	2,200	210	—	3	—	2,413
Total	2,666	267	—	56	—	2,989

Current financial liabilities	527	(191)	520	20	(7)	869
Non-current financial liabilities	6,677	(715)	(520)	59	191	5,692
Total	7,204	(906)	—	79	184	6,561

Net debt	4,538	(1,173)	—	23	184	3,572

The column “Others” mainly includes the revaluation of options granted to minority stockholders.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 28—Commitments and contingencies

Contractual obligations and other commitments

As of December 31, 2005, the contractual obligations are as follows:

	Amount of commitment expiration per period
	Total	2006	2007	2008	2009	2010	2011 and after
On balance sheet
Financial liabilities
Including convertible bonds(1)	70	70	—	—	—	—	—
Including bank loans, other borrowings and profit-sharing debt	3,427	256	1,303	889	122	142	715
Including liabilities linked to options granted to minority stockholders(3)	2,626	120	—	—	—	—	2,506
Including liabilities linked to securitized receivables	400	400	—	—	—	—	—
Including capital leases	38	23	2	2	1	1	9
Total	6,561	869	1,305	891	123	143	3,230

Off-balance sheet
Operating lease commitments	359	119	71	58	31	20	60
Unconditional purchase obligation of goods and services	464	348	37	22	17	12	28
Capital expenditure commitments	43	43	—	—	—	—	—
Commitments relating to financial investments	84	73	11	—	—	—	—
Guarantees and pledges given	95	77	—	3	—	1	14
Others	62	25	7	4	3	2	21
Total	1,107	685	126	87	51	35	123

Commitments received
Credit lines(2)	3,021	217	450	501	1,650	200	3
Guarantees and pledges received	54	45	1	—	—	—	8
Others	53	35	12	2	1	—	3
Total	3,128	297	463	503	1,651	200	14

(1)	As indicated in Note 16, the balance of the convertible bonds was fully repaid on January 2, 2006.
(2)	Total commitments, including the portion used as of December 31, 2005.
(3)	As indicated in Note 16, the majority of these options can be exercised at any time.

In addition, the Group is committed to acquiring investments held by third parties in non-controlled entities, should these third parties wish to exercise their put options. These commitments are described in Note 25.

In addition, the Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of the divestitures completed between 1997 and 2005. In some cases, damages are sought and liabilities are accrued for when a loss is probable and can be reasonably estimated.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 29—Segment information

The Group has implemented a structure, which principally consists of three operational divisions (Fresh Dairy Products, Beverages and Biscuits and Cereal Products).

	2005
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Total divisions	Unallocated items(1)	Total Group
Net divisional sales	7,202	3,473	2,369	13,044	—	13,044
Sales between divisions	(18)	—	(2)	(20)	—	(20)
Net sales outside the Group	7,184	3,473	2,367	13,024	—	13,024
Trading operating income	1,019	474	343	1,836	(98)	1,738
Operating income	1,019	438	347	1,804	(98)	1,706
Net income (loss) of affiliates	12	(1)	33	44	—	44
Impairment charge	(51)	(53)	—	(104)	—	(104)
Investments accounted for under the equity method	662	352	242	1,256	—	1,256
Capital expenditure	306	223	65	594	13	607
Financial investments	83	426	49	558	78	636
Depreciation and amortization expense	207	172	81	460	18	478
Cash flows provided by operations	925	485	305	1,715	1	1,716
Total assets	4,101	3,696	2,859	10,656	6,069	16,725
Total liabilities	1,253	1,387	530	3,170	7,934	11,104

	2004
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Total divisions	Unallocated items(1)	Total Group
Net divisional sales	6,528	3,202	2,564	12,294	—	12,294
Sales between divisions	(18)	(1)	(2)	(21)	—	(21)
Net sales outside the Group	6,510	3,201	2,562	12,273	—	12,273
Trading operating income	917	493	278	1,688	(80)	1,608
Operating income	917	493	229	1,639	(80)	1,559
Net income (loss) of affiliates	48	(613)	15	(550)	—	(550)
Impairment charge	—	(608)	—	(608)	—	(608)
Investments accounted for under the equity method	823	990	148	1,961	—	1,961
Capital expenditure	264	150	82	496	24	520
Financial investments	24	46	28	98	—	98
Depreciation and amortization expense	195	173	92	460	21	481
Cash flows provided by operations	806	520	250	1,576	(2)	1,574
Total assets	3,679	3,877	2,923	10,479	5,600	16,079
Total liabilities	1,233	1,286	780	3,299	8,274	11,573

(1)	The assets and liabilities reflected in the column “Unallocated items” include those that are held for sale. The income and expense reflected in the column “unallocated items” correspond to those that cannot be directly allocated to divisions.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 30—Activities by geographic area

The Group operates in three geographic areas: Europe (which includes Western Europe, Central and Eastern Europe), Asia (which includes The Pacific Area, i.e. New-Zealand and Australia) and the Rest of the World (which includes America, Africa and the Middle East).

	2005				2004
(In millions of euro)	Europe	Asia	Rest of the World	Total	Europe	Asia	Rest of the World	Total
Net sales outside the Group	8,179	2,235	2,610	13,024	8,096	1,965	2,212	12,273
Trading operating income	1,266	256	314	1,836	1,209	259	220	1,688
Operating income	1,284	256	264	1,804	1,157	259	223	1,639
Net income (loss) of affiliates	282	40	(278)	44	(127)	23	(446)	(550)
Capital expenditure	311	122	161	594	307	86	103	496
Cash flows provided by operations	1,201	247	267	1,715	1,130	266	180	1,576
Total assets	6,402	2,343	1,911	10,656	6,593	2,001	1,885	10,479

NOTE 31—Post balance-sheet events

As indicated in Note 16, on January 2, 2006 the Group early repaid the balance of its convertible bonds, for a total amount of € 70 million.

On January 12, 2006, the Group announced the disposal of its sauces activities in Asia, for a total amount of € 190 million, generating a gain of more than € 100 million.

In January 2006, the investment funds to which the Group had disposed of Galbani in 2002 announced that they had themselves disposed of Galbani. This disposal makes it probable that the loan granted by the Group to these investment funds be repaid before its maturity in 2013 (see Note 9).

NOTE 32—Adoption of IFRS

In July 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies to apply International Financial Reporting Standards (“IFRS”) (previously known as International Accounting Standards or “IAS”) in preparing their financial statements beginning in 2005. In order to meet this requirement, the Group has defined a conversion process, which was implemented throughout 2003 and 2004. This process involved (i) establishment of a transition calendar, (ii) identification and quantification of the main differences between French GAAP and IFRS, (iii) identification of the impacts on reporting systems, and (iv) preparation of training programs for the Group’s employees that will be impacted by this change.

As indicated in Note 1, the consolidated financial statements as of and for the year ended December 31, 2004, which were prepared in conformity with generally accepted accounting principles in France, have been adjusted in order to be compliant with IFRS. The adjustments have been performed consistently with IFRS 1, First-Time Adoption of International Financial Reporting Standards, with IAS 32, Financial Instruments: Presentation and Disclosures, and IAS 39, Financial Instruments: Recognition and Measurement, being applied as from January 1, 2004.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of stockholders’ equity

The reconciliation between stockholders’ equity under French GAAP and stockholders’ equity under IFRS, as of January 1, 2004 and December 31, 2004, are as follows:

(In millions of euro)	January 1, 2004	December 31, 2004
Stockholders’ equity under French GAAP	4,824	4,577

Actuarial gains and losses on pension liabilities	(105)	(58)
Deferred taxes on brand names	(355)	(315)
Goodwill relating to the acquisition of foreign subsidiaries	(45)	(44)
Unrealized gains on available-for-sale securities	69	31
Convertible bonds	27	19
Derivative financial instruments and amortized cost method	(9)	(16)
Goodwill amortization and impairment	—	75
Reclassification of minority interests on treasury shares	(16)	(16)
Other	(21)	(12)
Tax effect of the above adjustments	21	15
Reclassification of minority interests	253	250

Stockholders’ equity under IFRS	4,643	4,506

Reconciliation of net income

The reconciliation of net income from French GAAP to IFRS for the year 2004 is as follows:

(In millions of euro)	2004
Consolidated net income under French GAAP	506
Attributable to the Group	317
Attributable to minority interests	189

Goodwill amortization	92
Additional impairment charge on HOD businesses	(8)
Additional capital gain (loss) on disposals of Jacob’s and Irish Biscuits	79
Compensation costs under stock option plans	(28)
Net periodic pension costs	4
Convertible bonds	(7)
Deferred taxes on brand names	5
Derivative financial instruments and amortized cost method	(10)
Tax effect of the above adjustments	5

Consolidated net income under IFRS	638
Attributable to the Group	449
Attributable to minority interests	189

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description of main differences

The main differences between French GAAP and IFRS, as they apply to the Group, are the following:

A.    Differences relating to the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards

IFRS 1 addresses the first-time application of IFRS. This standard grants first-time adopters limited exemptions from the requirements to apply all IFRS on a retroactive basis. These exemptions are the following:

1.    Business combinations

IFRS 1 allows first-time adopters not to apply IFRS 3, Business Combinations, on a retroactive basis to business combinations that took place prior to January 1, 2004. The Group has chosen to apply this exemption. Consequently, business combinations prior to January 1, 2004 have not been restated.

2.    Fixed assets

IFRS 1 allows first-time adopters to measure items of fixed assets (property, plant and equipment, investment property and certain intangible assets) at the date of transition to IFRS at their fair value and use that fair value as their deemed cost.

The accounting principles that are applied by the Group regarding the recognition and measurement of fixed assets being similar to those prescribed by IFRS, the Group believes that the net book value of its fixed assets under French GAAP is equivalent to the net book value those assets would have, had the Group always applied IFRS. Consequently, the Group has chosen not to re-measure its fixed assets at fair value as of January 1, 2004.

3.    Unrecognized actuarial gains and losses

IFRS 1 allows first-time adopters to recognize all cumulative actuarial gains and losses at the date of transition to IFRS. The Group has chosen this option and pension liabilities have been increased by € 105 million as of January 1, 2004 and € 58 million as of December 31, 2004, resulting in a decrease in stockholders’ equity by the same amounts. In addition, (i) the net period pension cost for the year 2004 has been reduced by € 4 million before tax, which corresponds to the difference in the amortization of actuarial gains and losses, and (ii) the capital loss on the disposal of Jacob’s (Biscuits—the United Kingdom) and Irish Biscuits (Biscuits—Ireland) has been reduced by € 36 million, which corresponds to the actuarial losses net of tax that were fully recognized at the transition date in relation to these two subsidiaries. The Group will continue to apply the “corridor” approach after the transition date, whereby actuarial gains and losses are recognized when they exceed 10% of the higher between the pension obligation and the fair value of assets.

4.    Cumulative translation adjustments

The Group has chosen to apply the exemption offered by IFRS 1 regarding cumulative translation adjustments for foreign operations. These translation adjustments, which amounted to a negative value of € 1.9 billion as of January 1, 2004, were deemed to be zero at the date of transition to IFRS. This restatement has no impact on stockholders’ equity. In addition, the gain or loss on subsequent disposals of foreign operations will exclude translation differences that arose prior to the transition date.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consequently, under IFRS, the capital loss on the disposal of Jacob’s and Irish Biscuits was reduced by € 14 million, which corresponds to the cumulative translation adjustments as of January 1, 2004 in relation to these two subsidiaries.

B.    Presentation differences

1.    Net sales and selling expenses

Under French GAAP, consideration given by the Group to its customers as part of trade sales promotions is recorded as promotional expenses within selling expenses. In accordance with IAS 18, Revenue, certain trade sales promotions, such as cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, must be classified as a reduction of net sales when there is no separately identifiable and measurable benefit associated with these expenses. In the 2004 income statement prepared under IFRS, net sales and selling expenses have been reduced by € 1,125 million. This reclassification has no impact on operating income or net income.

2.    Presentation of exceptional items

Under French GAAP, exceptional items are excluded from operating income and presented on a separate line in the income statement. In accordance with IAS 1, Presentation of Financial Statements, exceptional items cannot be presented on a separate line in the income statement. As recommended by the French accounting standard setter (Recommendation N° 2004—R 02), some exceptional items have been included in operating income under the line item “Other operating (expense) income.” The Group also presents a trading operating income that excludes the line item “Other operating (expense) income.” This line includes (i) capital gains or losses on disposals of consolidated companies and (ii) impairment charges on intangible assets (including goodwill) held by consolidated entities.

Capital gains and losses as well as impairment charges relating to entities that are accounted for under the equity method are presented under the line item “Net income (loss) of affiliates.” Capital gains and losses as well as impairment charges relating to non-consolidated investments are presented under the line item “Other financial (expense) income.”

Consequently, in 2004, the € 105 million exceptional charges have been reclassified under the line item “Other (expense) income” for a negative amount of € 82 million, under the line item “Other operating (expense) income” for a negative amount of € 128 million and under the line item “Other financial (expense) income” for a positive amount of € 105 million.

3.    Presentation of the consolidated balance sheet

Under French GAAP, the consolidated balance sheet is presented based on the liquidity of assets and liabilities. In accordance with IAS 1, Presentation of Financial Statements, current assets and current liabilities must be presented separately from non-current assets and non-current liabilities, respectively. The adoption of IAS 1 had no significant impact on the presentation of the Group’s consolidated balance sheet.

4.    Minority interests

Under French GAAP, minority interests are not included within equity in the consolidated balance sheet. In accordance with IAS 27, Consolidated and Separate Financial Statements, minority interests must be presented within equity, separately from the parent stockholders’ equity.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, under French GAAP, put options granted to minority stockholders are presented as off-balance sheet items and these put options do not have any impact in the presentation and measurement of minority interests in the consolidated balance sheet. In accordance with IAS 32, Financial Instruments: Disclosure and Presentation, minority stockholders that hold put options on the shares of Group’s subsidiaries must be reflected as financial liabilities in the consolidated balance sheet (see “C. Measurement Differences—5. Put options granted to minority stockholders” below).

5.    Intangible assets

Under French GAAP, trade goodwill (“fonds de commerce”) is treated as an identifiable intangible asset and is reflected under the line item “Other intangible assets, net” in the consolidated balance sheet. In accordance with revised IAS 38, Intangible Assets, trade goodwill does not qualify for recognition as an identifiable asset and must be subsumed within goodwill. Consequently, as of January 1, 2004, the Group has reclassified its trade goodwill from the line item “Other intangible assets, net” to the line item “Goodwill, net” for a total amount of € 55 million.

6.    Deferred taxes

Under French GAAP, deferred taxes are classified as long-term or short-term items consistently with the classification of the item to which they relate. In accordance with IAS 12, Income Taxes, all deferred tax assets and liabilities must be reflected as non-current assets and non-current liabilities in the consolidated balance sheet, and must be presented separately on the face of the balance sheet. Consequently, the Group has reclassified from current to non-current items net deferred tax assets amounting to € 80 million and € 55 million as of January 1, 2004 and December 31, 2004, respectively.

7.    Presentation of assets and liabilities held for sale and discontinued operations

Under French GAAP, asset and liabilities that are held for sale are not presented separately from other assets and liabilities. In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, assets and liabilities that are held for sale must be presented on separate line items in the consolidated balance sheet. In addition, income from discontinued operations must be presented on a separate line item in the consolidated income statement. Under IFRS 5, a discontinued operation is defined as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is held for sale or has been sold and (iii) represents a separate major line of business or geographic area of operations. The Group has determined that, given the way it is organized, components will correspond to the reportable segments and geographic areas as described in Notes 29 and 30 to the consolidated financial statements.

The assets and liabilities of Italaquae (Beverages—Italy) that were held for sale as of December 31, 2004 have been presented separately in the consolidated balance sheet prepared under IFRS.

In addition, following the Group’s announcement in June 2005 of its intent to dispose of its Sauces activities, the net income and changes in cash and cash equivalents relating to these activities have been isolated in the income statement and in the cash flow statement, respectively.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

C.    Measurement differences

1.    Share-based payments

Under French GAAP, stock options granted to employees are not measured at their fair value and have no impact on the consolidated income statement. In accordance with IFRS 2, Share-based Payments, stock options granted to employees must be measured at fair value determined at their grant date and such fair value must be expensed over the vesting period. The fair value of options is determined using a Black & Scholes model, based on the assumptions determined by management. The Group has measured the fair value of all the options that were not fully vested as of January 1, 2004 (including those granted before November 7, 2002, the date as from which all grants must be accounted for under the provisions of IFRS 2). The application of IFRS 2 does not have any effect on the consolidated balance sheet nor on stockholders’ equity. Compensation charge recognized in the 2004 IFRS income statement amounted to € 28 million with a corresponding increase in stockholders’ equity.

2.    Brand names and goodwill amortization

Under French GAAP, brand names acquired in a purchased business combination are not systematically amortized whereas goodwill is systematically amortized over a period that reflects, as fairly as possible, the assumptions, objectives and prospects existing at the date of acquisition. Brand names and goodwill are subject to impairment reviews at least annually. An impairment charge is recorded when the recoverable value appears to be durably less than the carrying value, where recoverable value corresponds to the higher of fair value and net selling price.

In accordance with IFRS 3, Business Combinations, and revised IAS 38, Intangible Assets, goodwill and intangible assets with an indefinite useful life must not be amortized but instead must be tested for impairment at least annually. Consequently, the goodwill amortization charge recorded in the French GAAP income statement was reversed in the IFRS income statement for a total amount of € 92 million, including € 70 million in relation to subsidiaries and € 22 million in relation to affiliates.

The reversal of the amortization charge related to the goodwill of The Danone Springs of Eden, BV (HOD—Europe) and DS Waters LP (HOD—United States) resulted in an additional impairment charge of € 8 million, in order to adjust the carrying value of these two investments to their recoverable value. Similarly, the reversal of amortization charge related to the goodwill of Jacob’s and Irish Biscuits resulted in a € 6 million increase in the capital loss recorded on the disposal of these two subsidiaries.

In addition, the principles applied by the Group as of December 31, 2003 and December 31, 2004 regarding impairment testings of long-lived assets are compliant with the provisions of revised IAS 36, Impairment of Assets.

3.    Deferred taxes on brand names

Under French GAAP, deferred income taxes relating to brand names acquired in a purchase business combination are not recorded. IAS 12, Income Taxes, does not allow such an exception to the non-recognition of deferred taxes. Consequently, deferred tax liabilities must be recorded in relation to the difference between the tax base and the accounting base of brand names, including those brand names that have an indefinite useful life. Deferred tax liabilities have therefore been increased by € 399 million and € 360 million as of January 1, 2004 and December 31, 2004, respectively (out of which € 355 million and € 315 million, respectively, are attributable to the Group), and stockholders’ equity has been decreased by the same amounts.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, the capital loss recorded upon disposal of Jacob’s and Irish Biscuits was decreased by € 34 million, which corresponds to the deferred taxes on the brand names of these two subsidiaries as of January 1, 2004.

4.    Goodwill relating to the acquisition of subsidiaries in the euro zone

In the French GAAP financial statements, goodwill relating to the acquisition of subsidiaries in the euro zone (before the adoption of the euro) is translated into euro using historical exchange rates. In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, goodwill should have been converted into euro using closing exchange rates. The difference between historical exchange rates and closing exchange rates was reflected as a reduction in goodwill for a total amount of € 45 million as of January 1, 2004 and stockholders’ equity was reduced by a similar amount as of that date.

5.    Put options granted to minority stockholders

The Group is committed to acquiring the minority shareholdings owned by third parties in some of the less than 100%-owned subsidiaries, should these third parties wish to exercise their put options. These options are treated as off-balance sheet commitments under French GAAP and are not reflected in the balance sheet, except in case of unrealized losses, which are reserved for. IAS 32 requires that the exercise price of such options granted to minority interests be reflected as a financial liability in the consolidated balance sheet.

As of today, there remains some uncertainty regarding the treatment of the difference between the exercise price of the options and the carrying value of the minority interests that must be reclassified within financial liabilities. In the absence of guidance from IFRIC, the Group has chosen to present such differences as additional goodwill. This goodwill will be adjusted at period end to reflect the change in the exercise price of the options and the carrying value of minority interests to which they relate. In management’s view, this treatment better reflects the economic substance of the transaction. However, this treatment may have to be modified if a new standard or interpretation were to suggest that it is not appropriate.

As of January 1, 2004 and December 31, 2004, the application of such a treatment resulted in a decrease in minority interests by € 405 million and € 422 million, respectively, an increase in financial liabilities by € 2,018 million and € 2,440 million, respectively, and an increase in goodwill by € 1,596 million and € 2,002 million, respectively. In addition, stockholders’ equity has been decreased by € 16 million as of January 1, 2004 and December 31, 2004 corresponding to the minority’s share in treasury shares owned by subsidiaries. This treatment has no impact on net income.

As indicated in “8. Derivative financial instruments and application of the amortized cost method” below, put options granted to the co-shareholders of some of the Group’s investments in non-controlled companies are measured at their fair value and are reflected in the consolidated balance sheet. Unlike put options granted to minority stockholders, the exercise price of put options granted to partners in non-controlled entities is not reflected as a financial liability in the consolidated balance sheet.

6.    Investment in debt and non-consolidated investments

Under French GAAP, investments in debt and non-consolidated investments are recorded at their acquisition cost. An allowance is recorded when their recoverable value appears to be durably less than their

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carrying value. Recoverable value is determined based on a multi-criteria analysis, including fair value, expected profitability and revalued net assets. Unrealized gains and temporary unrealized losses are not recognized.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, investments in debt and equity securities are classified into four categories: (i) financial assets and liabilities at fair value through profit or loss, (ii) held-to-maturity securities (the entity has a positive intent and ability to hold the securities to maturity), (iii) available-for-sale securities and (iv) loans and receivables. Under IFRS, the Group’s non-consolidated investments are treated as available-for-sale securities and are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in stockholders’ equity. Unrealized losses that are other than temporary are charged in the income statement. As of January 1, 2004 and December 31, 2004, net unrealized gains before tax amounted to € 69 million and € 31 million, respectively.

7.    Convertible bonds

Under French GAAP, convertible bonds are fully reflected as a financial liability in the consolidated balance sheet, under the line item “non-currrent financial liabilities.” The conversion option does not have to be separated from the host debt instrument.

In accordance with IAS 32, when a financial instrument has several components (“hybrid” financial instruments), the debt components must be separated from the equity components. Accordingly, options that enable the holder to convert the financial instrument into equity of the issuer must be classified as equity in the consolidated balance sheet. The nominal amount of the instrument must be allocated at the issue date between the different components, the value of the equity component being the residual value (difference between the total value of the instrument and the value of the debt component). The value of the debt component must correspond to the market value of a debt instrument having the same characteristics, but without conversion option.

The retroactive application of IAS 32 to the convertible bonds issued by the Group in June 2001 resulted in an increase in stockholders’ equity (before tax) by € 27 million and € 19 million as of January 1, 2004 and December 31, 2004, respectively. In addition, the interest expense for the year 2004, calculated using the effective interest rate method, was increased by € 7 million.

8.    Derivative financial instruments and application of the amortized cost method

Under French GAAP, derivative financial instruments that are treated as hedging instruments are not reflected in the balance sheet. Any gain or loss relating to those derivatives are deferred and recognized in the income statement in the period during which the underlying hedged items affect earnings. In addition, interest-bearing assets and liabilities are reflected at their historical cost in the balance sheet, after taking account of allowances on assets, when necessary. Interest income and expense in relation to these financial instruments are calculated based on the interest rate negotiated when the instrument was issued. Issue costs are capitalized and amortized over the life of the instruments.

In accordance with IAS 39, all derivative financial instruments must be recorded in the balance sheet at their fair value. When derivatives are designated as fair value hedges, changes in the fair value of both the derivatives and the hedged items are recognized in the income statement. When derivatives are designated as cash flow hedges, the effective portion of changes in their fair value is recorded in equity: this effective portion is recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value of cash flow hedges are directly recognized in the income statement. In addition, IAS 39 requires that some financial assets and liabilities be measured at their amortized cost using the effective interest rate method.

As of January 1, 2004 and December 31, 2004, the application of IAS 39 would have negatively impacted stockholders’ equity by € 9 million and € 16 million, respectively (before tax). In 2004, a € 10 million charge before tax was recorded in relation to derivative financial instruments and the application of the amortized cost method.

In addition, under French GAAP, put options granted to the Group’s partners in non-controlled entities are reflected as off-balance sheet commitments. In accordance with IAS 39, these put options are reflected in the balance sheet at fair value with changes in fair value recorded in the income statement. As of January 1, 2004, fair value of those put options was zero. As of December 31, 2004, fair value of the put options was zero, with the exception of the put option granted to the Group’s partners in DS Waters LP, which had a negative value of € 150 million already accrued for under French GAAP.

9.    Securitization of trade receivables

In 2001, the Group entered into a securitization program with financial institutions to sell without recourse accounts receivable to a special purpose vehicle (“FCC—Fonds Commun de créances”—see Note 16). Under French GAAP, the FCC is not consolidated as the Group does not have the power to govern its financial and operating policies. Consequently, the receivables sold are no longer reflected in the balance sheet.

In accordance with SIC 12, Consolidation—Special Purpose Entities, the FCC must be consolidated as the Group keeps a majority of the risks and rewards associated with the activities of the FCC. Consequently, under IFRS, the receivables sold must be kept in the balance sheet and a financial liability must be recognized for a similar amount. As of January 1, 2004 and December 31, 2004, the securitized receivables amounted to € 667 million and € 703 million, respectively.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated income statement and balance sheet

The table below presents a reconciliation between the consolidated income statement under French GAAP and the consolidated income statement under IFRS for the year 2004:

(In millions of euro)	Under French GAAP	Impact of transition to IFRS	Under IFRS
Net sales	13,700	(1,427)	12,273
Cost of goods sold	(6,369)	146	(6,223)
Selling expenses	(4,294)	1,186	(3,108)
General and administrative expenses	(997)	21	(976)
Research and development costs	(131)	2	(129)
Other (expense) income	(204)	(25)	(229)

Trading operating income	1,705	(97)	1,608
Other operating (expense) income	—	(49)	(49)

Operating income	1,705	(146)	1,559
Exceptional items	(105)	105	—
Interest income	54	1	55
Interest expense	(140)	(9)	(149)
Cost of net debt	(86)	(8)	(94)
Other financial (expense) income	13	91	104

Income before tax	1,527	42	1,569
Income tax	(457)	29	(428)

Income from consolidated companies	1,070	71	1,141
Net income (loss) of affiliates	(564)	14	(550)

Net income from continuing operations	506	85	591
Net income from discontinued operations	—	47	47

Net income	506	132	638
—Attributable to the Group	317	132	449
—Attributable to minority interests	189	—	189
Basic earnings per share attributable to the Group	1.26	—	1.79
Diluted earnings per share attributable to the Group	1.25	—	1.79

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below presents a reconciliation between operating income under French GAAP and operating income under IFRS:

(In millions of euro)
Operating income under French GAAP	1,705
Goodwill amortization	70
Impairment of assets	(17)
Integration and restructuring charges	(62)
Compensation cost under stock options plans	(28)
Net periodic pension cost	4
Derivative financial instruments	4
Operating income from discontinued operations	(66)
Other	(2)
Trading operating income under IFRS	1,608
Capital losses on disposal of consolidated entities	(49)
Operating income under IFRS	1,559

The table below presents a reconciliation between the consolidated balance sheet under French GAAP and the consolidated balance sheet under IFRS as of December 31, 2004:

(In millions of euro)	Under French GAAP	Impact of transition to IFRS	Under IFRS
ASSETS
Brand names	1,147	9	1,156
Other intangible assets, net	253	(56)	197
Goodwill, net	1,817	2,030	3,847

	3,217	1,983	5,200

Property, plant and equipment, net	2,682	(46)	2,636
Investments accounted for under the equity method	1,948	13	1,961
Investments in non-consolidated companies	213	31	244
Long-term loans	316	(4)	312
Other long-term assets	198	—	198
Deferred tax assets	—	101	101

Non-current assets	8,574	2,078	10,652

Inventories	603	(6)	597
Trade accounts and notes receivable	764	662	1,426
Other accounts receivable and prepaid expenses	554	8	562
Short-term loans	40	—	40
Marketable securities	2,200	—	2,200
Cash and cash equivalents	466	—	466
Assets held for sale	—	136	136

Current assets	4,627	800	5,427

Total assets	13,201	2,878	16,079

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In millions of euro)	Under French GAAP	Impact of transition to IFRS	Under IFRS
LIABILITIES AND STOCKHOLDERS’ EQUITY
Capital stock	134	—	134
Additional paid-in capital	218	41	259
Retained earnings	7,122	(2,272)	4,850
Cumulative translation adjustments	(1,995)	1,898	(97)
Treasury stock	(902)	(16)	(918)
Net income recognized directly in equity	—	28	28

Stockholders’ equity attributable to the Group	4,577	(321)	4,256

Minority interests	717	(467)	250

Stockholders’ equity	5,294	(788)	4,506

Non-current financial liabilities	3,614	3,063	6,677
Retirement indemnities, pensions and post-retirement healthcare benefits	277	51	328
Deferred taxes	35	388	423
Other non-current liabilities	368	(4)	364

Non-current liabilities	4,294	3,498	7,792

Trade accounts and notes payable	1,659	(27)	1,632
Accrued expenses and other current liabilities	1,517	33	1,550
Current financial liabilities	437	90	527
Liabilities held for sale	—	72	72

Current liabilities	3,613	168	3,781

Total liabilities and stockholders’ equity	13,201	2,878	16,079

Statement of cash flows and changes in net debt

There are no significant differences in the principles used to prepare the statement of cash flows under French GAAP and the statement of cash flows under IFRS.

The table below presents a reconciliation between the Group’s net debt under French GAAP and the Group’s net debt under IFRS as of January 1, 2004 and December 31, 2004:

	As of January 1, 2004	Impact of transition to IFRS	As of December 31, 2004
Net debt under French GAAP	2,692	(1,307)	1,385
Put options granted to minority stockholders	2,018	422	2,440
Securitization of receivables	667	36	703
Convertible bonds	(29)	10	(19)
Derivative financial instruments and amortized cost method	17	6	23
Other	6	—	6
Net debt under IFRS	5,371	(833)	4,538

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 33—Scope of consolidation

In 2005, 170 entities were included in the scope of consolidation (173 in 2004) of which 149 were fully consolidated (146 in 2004) and 21 were accounted for under the equity method (27 in 2004).

Entities consolidated for the first time in 2005

•	Al Safi Danone Company—accounted for under the equity method up until June 30, 2005
•	Danone Biscuits Algérie
•	Danone Finance Irlande
•	Danone (Greece)
•	Danone Naya (Canada)
•	Danone (Slovenia)
•	Feddian
•	Holding Européenne de Boissons
•	King Silver Investment
•	Produit Laitier Frais Est Europe
•	Produit Laitier Frais Nord Europe
•	Produit Laitier Frais Sud Europe
•	DS Waters, LP (accounted for under the equity method up until November 30, 2005—assets sold)

Entities accounted for under the equity method for the first time in 2005

•	Bagley LatinoAmerica (Biscuits)

Entities that were excluded from the scope of consolidation in 2005

•	CCDA Waters, sold
•	Delta Dairy, sold
•	Galletas Noël, sold
•	HP Foods, sold
•	Italaquae, sold
•	Italaquae Finanzaria, merged with Sifit
•	Lea & Perrins, sold
•	Mahou, sold
•	Naturfruit, merged with Volvic
•	Pingouin, sold
•	Prospect Participacoes, merged with Danone Brésil
•	SCIA, merged with Sifit
•	Setec / Sobelpar, liquidated

• Danone Argentina (Biscuits)	}	contributed to Bagley LatinoAmerica
• Tricamp
• Tricamp Galletas		(accounted for under the equity method since January 1, 2005)

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated entities

		Percentage
Entities	Country	Group’s Control	Interests
GROUPE DANONE	France	Parent company

FRESH DAIRY PRODUCTS
BLEDINA	France	100.00	100.00
DANONE(2)	France	100.00	100.00
DANONE	Germany	100.00	100.00
DANONE	Austria	100.00	100.00
DANONE	Belgium	100.00	100.00
DANONE SERDIKA	Bulgaria	100.00	100.00
DANONE(2)	Spain	56.33	56.33
DANONE CANARIES (ILTESA)	Spain	78.51	44.22
DANONE FINLAND	Finland	100.00	100.00
DANONE	Greece	100.00	100.00
DANONE	Hungary	100.00	100.00
DANONE	Ireland	100.00	100.00
DANONE	Italy	100.00	100.00
DANONE NEDERLAND	The Netherlands	100.00	100.00
DANONE	Poland	100.00	100.00
DANONE PORTUGAL	Portugal	95.66	54.38
DANONE	Czech Republic	98.30	98.30
DANONE	Romania	65.00	65.00
DANONE	The United Kingdom	100.00	100.00
DANONE INDUSTRIA	Russia	70.00	70.00
DANONE VOLGA	Russia	90.78	63.54
DANONE	Slovakia	100.00	100.00
DANONE	Slovenia	100.00	100.00
DANONE	Sweden	100.00	100.00
DANONE TIKVESLI	Turkey	100.00	100.00
DANONE	Ukraine	100.00	100.00
DANONE—CLOVER	South Africa	55.00	55.00
ALSAFI DANONE COMPANY	Saudi Arabia	50.00	50.10
DANONE ARGENTINA(1)	Argentina	99.45	99.45
DANONE	Brazil	100.00	100.00
DANONE CANADA DELISLE	Canada	100.00	100.00
THE DANNON COMPANY	The United States	100.00	100.00
STONYFIELD FARM	The United States	82.08	82.08
DANONE DE MEXICO	Mexico	100.00	100.00
PT DANONE DAIRY INDONESIA	Indonesia	100.00	96.78

BEVERAGES
SA DES EAUX MINERALES D’EVIAN	France	100.00	100.00
SEAT (Sté d’Exploitation d’Activités Touristiques)	France	99.86	99.86

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentage
Entities	Country	Group’s Control	Interests
SMDA—SOURCES DU MONT DORE EN AUVERGNE	France	100.00	100.00
SOCIETE DES EAUX DU MONT ROUCOUS	France	100.00	100.00
VOLVIC	France	100.00	100.00
DANONE WATERS DEUTSCHLAND	Germany	100.00	100.00
DANONE WATER BRANDS BENELUX	Belgium	100.00	100.00
AGUAS DE LANJARON	Spain	95.00	78.75
FONT VELLA	Spain	94.26	78.01
ZYWIEC ZDROJ	Poland	100.00	100.00
DANONE WATERS (UK & IRELAND)	The United Kingdom	100.00	100.00
EVIAN VOLVIC SUISSE	Switzerland	100.00	100.00
DANONE HAYAT	Turkey	100.00	100.00
AGUAS DANONE DE ARGENTINA	Argentina	100.00	100.00
DANONE ARGENTINA(1)	Argentina	99.45	99.45
DANONE NAYA	Canada	100.00	100.00
DANONE WATERS OF CANADA	Canada	100.00	100.00
GREAT BRANDS OF EUROPE	The United States	100.00	100.00
BONAFONT(2)	Mexico	100.00	100.00
SALUS(2)	Uruguay	58.37	58.37
FRUCOR BEVERAGES	Australia	100.00	96.78
AQUARIUS	China	50.00	48.39
ROBUST DRINKING WATER(2)	China	92.00	89.04
ROBUST(2)	China	92.00	89.04
SHENZHEN HEALTH DRINKS(2)	China	100.00	96.78
WAHAHA(2)	China	51.00	49.36
AQUA (PT TIRTA INVESTAMA)(2)	Indonesia	74.00	71.62
FRUCOR	New Zealand	100.00	96.78

BISCUITS
COMPAGNIE FINANCIERE BELIN	France	100.00	100.00
DIB ANTILLES GUYANE	France	100.00	100.00
DIB OCEAN INDIEN	France	100.00	100.00
GENERALE BISCUIT GLICO FRANCE	France	50.00	50.00
LU FRANCE	France	100.00	100.00
LU SNACK FOODS	Germany	100.00	100.00
LU BELGIE (GB BELGIE)	Belgium	100.00	100.00
LU NORDIC(2)	Denmark	100.00	100.00
LU BISCUITS	Spain	100.00	100.00
LU SUOMI	Finland	100.00	100.00
PAPADOPOULOS	Greece	60.00	60.00
LU GYORI (GYORI KEKSZ)	Hungary	100.00	100.00
SAIWA	Italy	100.00	100.00
LU NEDERLAND (GB NEDERLAND)	The Netherlands	100.00	100.00
LU POLSKA	Poland	75.00	75.00
OPAVIA—LU	Czech Republic	100.00	100.00

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentage
Entities	Country	Group’s Control	Interests
BOLSHEVIK	Russia	76.42	76.42
CHOCK AND ROLLS	Russia	100.00	76.42
DANONE BISCUITS	Algeria	51.00	51.00
DANONE MASHREQ	Egypt	99.97	99 .97
JIANGMEN DANONE BISCUITS	China	100.00	96.78
SHANGHAI DANONE BISCUITS FOODS	China	90.00	87.10
SUZHOU Co Ltd	China	100.00	96.78
BRITANNIA INDUSTRIES(2)	India	50.95	24.66
DANONE BISCUITS INDONESIA	Indonesia	100.00	96.78
DANONE BISCUITS MANUFACTURING	Malaysia	100.00	96.78
DANONE MARKETING (MALAYSIA)	Malaysia	100.00	96.78
DANONE SNACKS MANUFACTURING	Malaysia	100.00	96.78
DANONE MARKETING SINGAPORE	Singapore	100.00	96.78

DISCONTINUED OPERATIONS
AMOY FOOD LIMITED	China	100.00	96.78
SHANGHAI AMOY FOODS	China	60.00	58.07
GRIFFIN’S FOODS	New Zealand	100.00	96.78

HOLDING COMPANIES
ALFABANQUE	France	100.00	100.00
BIALIM	France	100.00	100.00
BLANRIM	France	100.00	100.00
COMPAGNIE GERVAIS DANONE	France	100.00	100.00
DANONE FINANCE	France	100.00	100.00
DANONE VITAPOLE	France	100.00	100.00
FINALIM III	France	100.00	100.00
FINALIM IV	France	100.00	100.00
GAAP	France	100.00	100.00
GENERALE BISCUIT	France	100.00	100.00
HOLDING EUROPEENNE DE BOISSONS	France	100.00	100.00
INGETEC	France	100.00	100.00
LODAHLIM FRANCE	France	100.00	100.00
PLF EST EUROPE	France	100.00	100.00
PLF NORD EUROPE	France	100.00	100.00
PLF SUD EUROPE	France	100.00	100.00
DANONE HOLDING	Germany	100.00	100.00
DANONE PENSIONS MANAGEMENT	Germany	100.00	100.00
DANONE FINANCE BENELUX	Belgium	100.00	100.00
MECANIVER	Belgium	100.00	100.00
DANONE DANEMARK	Denmark	100.00	100.00
TRICAMP LACTEOS	Spain	100.00	100.00
DANONE FINANCE IRLANDE	Ireland	100.00	100.00
RONCEVAUX	Italy	100.00	100.00

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentage
Entities	Country	Group’s Control	Interests
SIFIT	Italy	100.00	100.00
DANONE RE	Luxembourg	100.00	100.00
DANONE FINANCE NETHERLANDS	The Netherlands	100.00	100.00
LODAHLIM	The Netherlands	100.00	100.00
SELBA HOLDING	The Netherlands	100.00	100.00
SELBA NEDERLAND	The Netherlands	100.00	100.00
ABIH	The United Kingdom	50.00	48.39
ABIL	The United Kingdom	100.00	48.39
BRITANNIA BRANDS	The United Kingdom	100.00	96.78
DANONE HOLDINGS UK	The United Kingdom	100.00	100.00
DANONE FOODS	The United States	100.00	100.00
DANONE HOLDINGS	The United States	100.00	100.00
DANONE WATERS HOLDINGS Inc	The United States	100.00	100.00
DS WATERS LP	The United States	100.00	100.00
DANONE HOLDING DE MEXICO	Mexico	100.00	100.00
ASIA HOST	China	100.00	96.78
SHANGHAI DANONE CONSULTING	China	100.00	96.78
BANNATYNE/DOWBIGGIN/NACUPA/SPARGO/VALLETORT	Singapore	50.00	48.39
BHPL	Singapore	100.00	100.00
CALVON	Singapore	100.00	96.78
DANONE ASIA	Singapore	96.78	96.78
DANONE ASIA HOLDINGS	Singapore	100.00	96.78
DANONE DAIRY INVESTMENTS INDONESIA	Singapore	100.00	96.78
FEDDIAN	Singapore	100.00	96.78
FESTINE	Singapore	100.00	96.78
JINJA INVESTMENTS	Singapore	100.00	96.78
KING SILVER	Singapore	100.00	96.78
KUAN / BRITANNIA BRANDS KUAN	Singapore	100.00	96.78
MYEN	Singapore	100.00	96.78
NOVALC	Singapore	100.00	96.78
DANONE HOLDING NEW ZEALAND	New Zealand	100.00	96.78

(1)	Belong to the same legal entity.
(2)	Group of entities that constitute the consolidated entity.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Entities accounted for under the equity method

		Percentage
Entities	Country	Group’s Control	Interests
FRESH DAIRY PRODUCTS
BAKOMA	Poland	18.15	52.43
CLOVER DANONE BEVERAGES	South Africa	39.46	39.46
DANONE DJURDJURA ALGERIE	Algeria	50.00	51.00
STRAUSS DAIRY	Israel	20.00	20.00
CENTRALE LAITIERE	Morocco	29.22	29.22
STIAL / SOCOGES	Tunisia	50.00	50.00
CALPIS AJINOMOTO DANONE	Japan	50.00	50.00
YAKULT HONSHA(2)	Japan	20.02	19.37

BEVERAGES
DASANBE AGUA MINERAL NATURAL	Spain	50.00	50.00
MAGYARVIZ	Hungary	50.00	50.00
THE DANONE SPRINGS OF EDEN BV(2)	The Netherlands	50.00	66.65
POLSKA WODA	Poland	50.00	50.00
SOTHERMA	Morocco	30.00	30.00
BONAFONT GARRAFONES Y SERVICIOS	Mexico	50.00	50.00
PUREZA AGA	Mexico	50.00	50.00
KIRIN MC DANONE WATERS	Japan	25.00	25.00

BISCUITS
GRIESSON-de BEUKELAER	Germany	40.00	40.00
BAGLEY LATINOAMERICA(2)	Spain	49.00	49.00
BIMO	Morocco	50.00	50.00
SOTUBI	Tunisia	49.00	49.00
CONTINENTAL BISCUITS PAKISTAN	Pakistan	49.49	47.90

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of DS WATERS, LP

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in mandatorily redeemable preferred units, mandatorily redeemable common units and partners’ capital (deficit) and cash flows present fairly, in all material respects, the financial position of DS Waters, LP and its subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for the year ended December 31, 2004 and for the period from November 7, 2003 to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

See Note 2 for a discussion regarding the Company’s liquidity including compliance with restrictive financial covenants under the Company’s credit agreement.

PRICEWATERHOUSECOOPERS LLP

April 12, 2005

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
	(in thousands of dollars)
Assets
Current assets
Cash and cash equivalents	$3,289	$41,061
Trade accounts receivable, net of allowance for doubtful accounts of $8,191 and $5,292	76,730	74,895
Accounts receivable from related party	3,050	1,920
Inventories	14,441	11,992
Prepaids and other current assets	11,233	14,085

Total current assets	108,743	143,953
Property, plant and equipment, net	378,707	419,132
Intangibles, net	308,577	854,902
Notes receivable and other assets	6,041	6,319
Deferred financing costs	12,837	12,871

	$814,905	$1,437,177

Liabilities, Mandatorily Redeemable Preferred and Common Units, and Partners’ Capital (Deficit)
Current liabilities
Checks written in excess of bank balances	$11,855	$10,362
Current portion of long-term debt	20,442	12,494
Accounts payable	24,859	21,857
Accounts payable to related parties	14,787	32,754
Accrued expenses and other current liabilities	71,007	58,657
Customer deposits	27,677	32,871

Total current liabilities	170,627	168,995
Long-term debt, less current portion	388,926	394,801
Other long-term liabilities	11,261	11,241

Total liabilities	570,814	575,037

Mandatorily redeemable preferred units	325,000	325,000
Mandatorily redeemable common units, net of note receivable of $371 and $250	749	500

Total redeemable units	325,749	325,500

Partners’ capital (deficit)	(81,658)	536,640

	$814,905	$1,437,177

The accompanying notes are an integral part of these consolidated financial statements.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31, 2004 and the Period

From November 7, 2003 To December 31, 2003

	2004	2003
	(in thousands of dollars)
Net product sales	$668,662	$83,034
Rental revenue	121,392	16,666

Net sales	790,054	99,700
Cost of sales	282,571	30,064

Gross profit	507,483	69,636
Selling, distribution and administrative expenses	543,715	73,485
Impairment of intangible assets	524,500	—
Amortization expense	23,182	3,660

Loss from operations	(583,914)	(7,509)
Other expenses
Interest expense, net	24,011	2,986
Other (income) expense	(1,868)	68

Net loss	$(606,057)	$(10,563)

The accompanying notes are an integral part of these consolidated financial statements.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN

MANDATORILY REDEEMABLE PREFERRED UNITS,

MANDATORILY REDEEMABLE COMMON UNITS, AND PARTNERS’ CAPITAL (DEFICIT)

Year Ended December 31, 2004 and the period

from November 7, 2003 to December 31, 2003

					Partners' Capital (Deficit)
	Mandatorily Redeemable Preferred Units		Mandatorily Redeemable Common Units		Common Units		Accumulated Deficit	Other Comprehensive Income/(Loss)	Total Partners’ Capital (Deficit)
	Units	Capital	Units	Capital	Units	Capital
	(in thousands of dollars, except unit data)
Balances at November 7, 2003	$325	$325,000	0.8	$500	1,060.0	$549,229	$—	$(2,131)	$547,098
Comprehensive loss									—
Net loss							(10,563)		(10,563)
Other comprehensive income—
Reduction of minimum pension liability								105	105

Comprehensive loss									(10,458)

Balances at December 31, 2003	$325	325,000	0.8	500	1,060.0	549,229	(10,563)	(2,026)	536,640
Comprehensive loss
Contributions from partners						2,972			2,972
Distributions to partners						(14,879)			(14,879)
Net loss							(606,057)		(606,057)
Issuance of common units			0.4	249
Other comprehensive income—
Increase of minimum pension liability								(334)	(334)

Comprehensive loss									(606,391)

Balances at December 31, 2004	$325.0	$325,000	1.2	$749	1,060.0	$537,322	$(616,620)	$(2,360)	$(81,658)

The accompanying notes are an integral part of these consolidated financial statements.

76

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, 2004 and the

period from November 7, 2003 To December 31, 2003

	2004	2003
	(in thousands of dollars)
Cash flows from operations
Net loss	$(606,057)	$(10,563)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization of property, plant and equipment	83,638	11,518
Amortization of intangibles	23,182	3,660
Impairment of goodwill and tradename intangibles	524,500	—
Amortization of deferred financing costs	2,305	271
Loss (gain) on disposal of assets	922	(75)
Provision for bad debts	15,508	621
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable	(17,104)	11,829
Accounts receivable from related party	(1,130)	4,606
Inventories	(2,438)	(47)
Prepaids and other current assets	2,852	(4,306)
Other assets	(329)	153
Accounts payable	2,884	(2,855)
Accounts payable to related parties	(17,968)	(566)
Accrued expenses and other current liabilities	12,690	1,052
Customer deposits	(5,093)	(139)
Other liabilities	(633)	(288)

Net cash provided by operating activities	17,729	14,871

Cash flows from investing activities
Acquisitions, net of cash acquired	(998)	—
Proceeds from sales of property, plant and equipment	9,238	172
Purchases of property, plant and equipment	(53,375)	(7,426)

Net cash used in investing activities	(45,135)	(7,254)

Cash flows from financing activities
Checks written in excess of bank balances	1,494	820
Costs of issuance of long-term debt	(2,276)	(496)
Repayments of long-term debt	(16,183)	(13)
Repayments of capital leases	(543)	(97)
Net borrowings on revolver	18,800	—
Proceeds from issuance of common units	249	—
Contributions from partners	2,972	—
Distributions to partners	(14,879)	—

Net cash (used in) provided by financing activities	(10,366)	214

Net (decrease) increase in cash and cash equivalents	(37,772)	7,831
Cash and cash equivalents at beginning of year	41,061	33,230

Cash and cash equivalents at end of year	$3,289	$41,061

Supplemental disclosure of cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

1.	Business Organization and Basis of Presentation

DS Waters, LP (the “Company”), through its indirect wholly-owned subsidiary, DS Waters of America, LP (“DSWA”), bottles, sells and distributes water and related products to the Home and Office Delivery (“HOD”) and Retail markets under the Alhambra, Belmont Springs, Crystal Springs, Hinckley Springs, Kentwood Springs, Sierra Springs, and Sparkletts tradenames. DSWA also distributes coffee to commercial consumers along with the related brewing equipment and supplies, and rents dispensing and filtration equipment such as coolers and brewing machines under cancelable operating leases. DSWA, headquartered in Atlanta, Georgia, sells and distributes its products throughout the United States of America.

Formation of DS Waters, LP

On November 7, 2003 (the “Transaction Date”), GROUPE DANONE, a French company traded on the Paris stock exchange, (“Danone”) and Suntory Limited, a private Japanese company, (“Suntory”) created, through indirect wholly owned subsidiaries, the Company, a joint venture comprising Danone’s U.S. HOD business and Suntory’s U.S. HOD and Retail business. Danone and Suntory are limited partners of the Company. DS Waters of America General Partner, LLC (“GenPar”), a Delaware limited liability company, is the general partner of the Company and is indirectly owned 50 percent by Danone and 50 percent by Suntory. Pursuant to the Amended and Restated Partnership Agreement of DS Waters, LP dated as of November 7, 2003, by and among Danone, Suntory, GenPar and the Company’s Chief Executive Officer (collectively, the “Partners”), the Company was formed and was caused to organize two subsidiaries: DS Waters Enterprises General Partner, LLC (“Enterprises GenPar”), a wholly owned subsidiary, and DS Waters Enterprises, LP (“Enterprises”), a subsidiary owned by both the Company, as the sole limited partner and Enterprises GenPar, as the sole general partner. Enterprises was then caused to form two wholly owned limited liability companies: Water Group of North America General Partner, LLC (“WGNA GenPar”) and Sparkletts Waters of North America General Partner, LLC (“SWNA GenPar”). Prior to the Transaction Date, Danone Waters of North America, Inc., an indirect wholly-owned operating subsidiary of Danone, was converted to a limited partnership, Sparkletts Waters of North America, LP (“SWNA”), and Suntory Water Group, Inc., an indirect wholly-owned operating subsidiary of Suntory, was converted to a limited partnership, Water Group of North America LP (“WGNA”). On the Transaction Date, Danone and Suntory contributed all of the equity of SWNA and WGNA, respectively, to Enterprises and SWNA GenPar and WGNA GenPar, respectively, in exchange for partnership interests in the Company totaling approximately 49.97 percent each. GenPar’s partnership interest equals approximately 0.0001 percent of the total common partnership units with a value of $1. The Company’s Chief Executive Officer (the “CEO”), contributed $500 in cash and a $250 note receivable (the “CEO Note”) held by the Company, in exchange for a partnership interest of approximately 0.07 percent. The CEO Note is due and payable on November 7, 2008, with interest payable annually at a rate of 3.32 percent. On March 31, 2004, SWNA merged with and into WGNA to form DSWA.

Put Option Agreement

Under the terms of the Put Option Agreement between Danone and Suntory dated September 4, 2003 (the “Put Option Agreement”), Suntory has the right to sell 60 percent of its equity interest in the Company to Danone in the three months after November 7, 2006, subject to a floor of $175,000 and a ceiling of $400,000, and the

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

remaining 40 percent of its equity interest in the three months after November 7, 2008, subject to a floor of $135,000 and a ceiling of $300,000. If Suntory chooses to exercise its rights under the Put Option Agreement, the value of the puts will be determined by an independent fair market valuation of the Company, subject to the limits noted above.

Basis of Presentation and Initial Accounting for DS Waters LP

The formation of DS Waters, LP has been accounted for as a joint venture; therefore, the Company’s assets and liabilities were contributed to the Company at the carrying values recorded by SWNA and WGNA at the Transaction Date and adjusted to reflect certain transactions that occurred on the Transaction Date, including:

•	Borrowings of $400,000 under the Credit Agreement (Note 9)

•	Payments of $12,201 of deferred financing costs (Note 3)

•	Repayment of $300,000 note payable to Suntory

•	Distribution of $65,000 to Danone

•	Receipt from the CEO of $500 in cash and the CEO Note

These consolidated financial statements include the results of operations and cash flows of the Company for the period from November 7, 2003, after the effect of the above transactions, to December 31, 2003 and the year ended December 31, 2004.

2.	Liquidity

The water cooler rental market is highly competitive and demand for the Company’s rental coolers has been negatively impacted by low cost substitutes available at many national discount retailers located throughout the United States of America. Due to the competitive pressures, the Company has experienced a decline in cooler rental revenues which in turn has negatively impacted the Company’s operating profits and cash flows. The decline in sales and margins contributed to the $133,000 impairment charge of certain tradenames as of September 30, 2004.

As a result of these competitive pressures, the Company renegotiated the terms of its $500,000 credit agreement to revise certain financial covenants to avoid noncompliance in the third quarter of 2004 and future periods.

The decline in cooler rental revenue continued throughout the fourth quarter of 2004 and the Company’s management revised its projected operating results and cash flows downward for 2005. The downward adjustment, and other facts and circumstances, triggered an interim goodwill assessment that led to a $391,500 impairment charge recorded in December 2004.

The downward adjustment also raised concern with the Company’s ability to comply with the amended financial covenants contained in the credit agreement for the quarter ended March 31, 2005. In response, the Company’s management further renegotiated the amended financial covenants to eliminate the restrictive ratio

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

covenants through the quarter ended September 30, 2005 and replaced those covenants with a single minimum trailing twelve month earnings before interest taxes depreciation and amortization covenant. Financial covenants subsequent to September 30, 2005 were not modified. Management believes there is some risk the Company will not comply with the quarterly financial ratio covenants, as amended, for the quarter ended December 31, 2005.

Throughout 2004, management has focused on driving price increases within its customer base, eliminating overlapping operations, and reducing overhead. As a result of these efforts, the Company has experienced upward trends in monthly pricing statistics and expects the cost reduction efforts to take hold throughout 2005. Management believes the combination of these efforts will have a positive impact on future operations and cash flows. While the Company believes these efforts can result in operating results and cash levels that mitigate the potential covenant violation at the end of the fourth quarter of 2005, there can be no assurance that such results will be achieved. Failure to comply with the financial covenants at December 31, 2005 would require management to obtain a waiver or renegotiate the terms of the credit agreement to avoid a default event under the credit agreement. There is no assurance that the Company’s management will be successful in those efforts should they be required.

Failure to obtain a waiver or renegotiate the terms of the agreement would result in a default event accelerating the amounts due under the credit facility as well as other remedies. If the Company were unable to find an alternative source of repayment for the credit facility, the Company’s business and financial condition would be materially and adversely affected.

3.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Enterprises and DSWA. All significant inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company routinely has deposits at its financial institutions that substantially exceed federal depository insurance coverage. Management believes that maintaining the deposits at large, reputable regional or national banks mitigates any risks associated with these excess deposits.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and temporary investments with high quality financial institutions. The Company serves customers located throughout the United States with no significant concentration in any one region. No one customer accounted for more than 10 percent of revenue. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable risk is limited.

Trade Accounts Receivable

The Company records trade accounts receivable at face amount less an allowance for doubtful accounts. The allowance for doubtful accounts is determined through an analysis of the accounts receivable aging and an assessment of collectibility based on historical trends. Recoveries of receivables previously charged off are recorded when received and included in current operations.

Inventories

Inventories consist principally of raw materials, water products and coffee products for resale and are stated at the lower of cost (determined using standard costs, which approximate the first-in first-out method) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (Note 5). Leasehold improvements are amortized over the lesser of the lease term or the useful lives of the assets. The cost of maintenance and repairs are charged to operations as incurred and major renewals and betterments are capitalized. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are relieved from the accounts and any resulting gain or loss is reflected in operations during the period of disposition.

Derivative Instruments

The Company accounts for its interest rate cap under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. Under SFAS No. 133, the Company has recorded its interest rate cap on the consolidated balance sheet at its fair value. Changes in fair value are recorded in interest expense in the consolidated statement of operations.

Software Development Costs

The Company capitalizes certain computer software project costs in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). In accordance with SOP 98-1, internal and external costs incurred during the application development stage are capitalized and, once placed in service, amortized on a straight-line basis over a period of 5 to 7 years. These costs include external direct costs of materials and services consumed in developing internal-use software and

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

payroll costs for employees who are directly associated with the internal-use computer software project. These costs are included as capital assets in progress in property, plant and equipment in the consolidated balance sheet until the assets are ready for their intended use and placed in service. Capital assets in progress included $68 and $105 of software development costs as of December 31, 2004 and 2003, respectively. The Company had capitalized as a component of property, plant and equipment software development costs of $728 and $700 placed in service during the year ended December 31, 2004 and for the period from November 7, 2003 to December 31, 2003, respectively. Amortization of software development costs was $1,707 and $267 for year ended December 31, 2004, and the period from November 7, 2003 to December 31, 2003, respectively.

Intangible Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 Goodwill and Other Intangible Assets (“SFAS 142”), the Company has discontinued the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that goodwill and intangible assets deemed to have indefinite lives be reviewed for impairment upon adoption of SFAS 142 and assessed annually thereafter. The Company will perform its annual impairment review as of September 30 each year and whenever events or changes in circumstances indicate that such assets might be impaired. Other intangible assets with finite lives will continue to be amortized over their estimated useful lives.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, other than goodwill and indefinite lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent the carrying amount of the asset exceeds its fair value. Assets to be disposed of are classified as held for sale and are reported at the lower of the carrying amount or the fair value less costs to sell. There were no impairment charges recorded during the year ended December 31, 2004 or during the period from November 7, 2003 to December 31, 2003.

Customer Deposits

In many of its HOD markets, the Company collects deposits on bottles used by its customers. Such deposits are refunded only after customers return bottles in satisfactory condition. When circumstances are warranted by credit risk, the Company collects deposits prior to renting coolers and brewing equipment to certain customers.

Insurance Accruals

It is the Company’s policy to retain a portion of expected losses related to workers’ compensation, general, product, casualty, property and vehicle liability through retentions or deductibles under its insurance programs. Provisions for losses expected under these programs are recorded based on estimates of the undiscounted aggregate liabilities for claims incurred as well as estimated liability for claims incurred but not reported. Insurance accruals are recorded in accrued expenses and other current liabilities as well as accounts payable to related parties. The Company has three groups of provisions for insurance claim losses, as follows:

•	SWNA claims incurred prior to the Transaction Date;

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

•	WGNA claims incurred prior to the Transaction Date; and,

•	Company claims incurred subsequent to November 7, 2003.

Deferred Financing Costs

Deferred financing costs are amortized on a straight-line basis which approximates the effective interest method over the term of the related debt. Amortization of deferred financing costs is included in interest expense and was $2,305 and $271 for the year ended December 31, 2004, and the period from November 7, 2003 to December 31, 2003, respectively.

Fair Value of Financial Instruments

The carrying amounts of short-term borrowings and long-term debt approximate fair value because of their variable interest rates.

Revenue Recognition

The Company recognizes revenue when goods are delivered to customers. Sales terms do not allow a right of return unless product freshness dating has expired. The Company recognizes rental revenues on filtration and dispensing equipment at customer locations based on the terms of the related operating leases, which are generally on a monthly basis. Amounts billed to customers for future periods are deferred and included in accrued expenses and other current liabilities. Most sales are made on credit without collateral.

Rebates

The Company accounts for discounts, rebates, bill-backs and similar arrangements with its Retail customers as components of net sales in accordance with the Financial Accounting Standards Board’s Emerging Issues Task Force Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products. Rebates of $12,600 and $833 were included in net product sales for the year ended December 31, 2004, and the period from November 7, 2003 to December 31, 2003, respectively.

Handling and Distribution Costs

Handling costs are recognized as a component of cost of sales, and are those costs incurred to store, prepare and move products from production facilities to branch locations prior to delivery to end-user customers and distributors. Handling costs were approximately $20,898 and $2,645 for the year ended December 31, 2004, and the period from November 7, 2003 to December 31, 2003, respectively. Distribution costs are recognized as a component of operating expenses and consist of those costs incurred to deliver products from branch locations to end-user customers. Distribution expenses were approximately $284,145 and $20,237 for the year ended December 31, 2004, and the period from November 7, 2003 to December 31, 2003, respectively.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

Advertising

The Company expenses advertising costs as incurred, except for direct-response advertising which is capitalized and amortized over its expected period of future benefits.

Direct-response advertising consists primarily of local phone book advertisements. The capitalized costs of the advertising are amortized over the subscription period, usually a one year period following the publication of the local phone book in which it appears.

At December 31, 2004 and 2003, $1,754 and $1,113 of advertising was reported as assets, respectively. Advertising expense was $31,337 and $5,061 for the year ended 2004 and the period from November 3, 2003 to December 31, 2003, respectively.

Comprehensive Loss

Comprehensive loss equals net loss plus other comprehensive income (loss) (“OCI”). OCI refers to revenues, expenses, gains and losses that are reflected in partners’ capital but excluded from net income. OCI for the period from November 7, 2003 to December 31, 2003 and the year ended December 31, 2004 is composed of changes in the minimum pension liability, as detailed in the accompanying Consolidated Statement of Changes in Mandatorily Redeemable Preferred Units, Mandatorily Redeemable Common Units and Partners’ Capital (Deficit).

Management Profits Interest Units

The Partnership Agreement includes an arrangement whereby the Company’s senior management (“Management”) may participate in increases in the fair market value of the Company’s net assets. Under this arrangement, at certain future dates, the fair value of the enterprise will be determined by a third party using an agreed upon methodology and there will be a determination of the increase in the value of the Company’s net assets above the previously agreed upon contributed value of the net assets at the Transaction Date. Management may be entitled to participate in any such increase.

During 2004, certain members of management contributed $249 in cash and $121 in notes receivable held by the Company, in exchange for a partnership interest of approximately .04%. The notes receivable are due and payable on April 16, 2009 with interest payable annually at a rate of 3.15%.

Federal Income Taxes

No provision for federal income taxes is necessary in the Company’s consolidated financial statements because, as a partnership, the Company is not subject to Federal income tax and the tax effect of its activities accrues to the Partners.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

4.	Inventories

Inventories consisted of the following:

	2004	2003
Raw materials	$4,569	$3,015
Finished goods	$5,323	$3,668
Resale items	$4,549	$5,309

	$14,441	$11,992

5.	Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	Estimated Useful Life in Years	2004	2003
Land	$—	$54,306	$60,456
Buildings and leasehold improvements	5-30	$115,111	111,029
Machinery and equipment	3-10	$219,515	207,393
Vehicles, office furniture and other	5-15	$138,342	138,033
Returnable bottles	4	$95,936	80,608
Rental equipment, primarily water coolers	5-10	$215,355	219,504
Capital assets in progress		$3,695	2,120

		$842,260	819,143
Accumulated depreciation and amortization		$(463,553)	(400,011)

		$378,707	$419,132

Approximately $3,368 and $3,479 of property, plant and equipment relate to assets under capital leases as of December 31, 2004 and 2003, respectively. Accumulated amortization of assets under capital lease was $2,946 and $2,732 at December 31, 2004 and 2003, respectively.

In connection with the formation of the Company, certain returnable bottles contributed by WGNA, which were previously recognized as inventory, were recorded as property, plant and equipment to conform the Company’s accounting policies. These bottles are being depreciated over their remaining estimated useful lives of two years.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

6.	Intangibles

Intangible assets consisted of the following:

	2004	2003
Intangible assets not subject to amortization
Goodwill	$167,791	$559,274
Tradenames	$84,826	$217,826
Intangible assets subject to amortization
Customer lists	$234,458	$233,117
Covenants not to compete	$2,102	$2,102
Accumulated amortization	$(180,600)	$(157,417)

Total intangibles, net	$308,577	$854,902

The Company amortizes customer lists over 5 to 7 years and covenants not to compete over 5 to 15 years. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

2005	$22,279
2006	$22,054
2007	$5,917
2008	$2,484
2009	$2,484

Due to competitive pressure in the cooler rental business, the Company performed, with the assistance of independent valuation experts, an impairment test of the carrying value of certain of its tradenames. The Company calculated the estimated fair value of tradenames using the royalty savings approach. The underlying premise of this approach is that a tradename has a fair value equal to the present value of the royalty savings attributable to it. The royalty savings attributable to tradenames represents the hypothetical cost savings that are derived from owning the tradenames instead of paying royalties to license the tradenames from another owner. Accordingly, the Company estimated a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the tradenames. The estimated fair value of the tradenames was less than their carrying value and an impairment write-down was required. The impairment was calculated by deducting the estimated fair value from the carrying value, which resulted in an impairment write down of $133,000, which is included in the accompanying Statement of Operations.

Under SFAS 142, goodwill impairment occurs if the carrying value of a reporting unit’s net assets exceeds its estimated fair value. The majority of the Company’s goodwill is included in the home and office delivery reporting unit (“HOD”). The Company performed the annual impairment test required under SFAS 142 at the transaction date (November 7, 2003) and September 30, 2004, the Company’s annual impairment assessment date, and determined no impairment existed at those dates.

Subsequent to the 2004 annual impairment assessment date, certain facts and circumstances arose that triggered the need for an interim impairment assessment as of December 31, 2004. Due to competitive pressure

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

in the cooler rental business, operating profits and cash flows were lower than expected in the fourth quarter of 2004 and the first quarter of 2005. Based on that trend, the earnings forecast for the next five years was revised. In December 2004, an interim impairment analysis was performed and a goodwill impairment loss of $391,500 was recognized in the HOD reporting unit. The fair value of that reporting unit was estimated using the expected present value of future discounted cash flows with the assistance of independent valuation experts.

The changes in the carrying amount of goodwill for the year ended December 31 are as follows:

	2004	2003
Balance as of November 7, 2003	$—	$559,274
Balance as of January 1, 2004	$559,274	$—
Impairment loss	$(391,500)	$—
Other	$17	$—

Balance as of December 31, 2004	$167,791	$559,274

7.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following at December 31:

	2004	2003
Insurance accruals	$30,152	$18,207
Payroll and employee benefits	$17,963	$19,940
Deferred equipment rental revenue	$4,747	$4,950
Sales, property and other taxes	$2,530	$2,892
Other	$15,615	$12,668

	$71,007	$58,657

Insurance accruals relate to expected losses under the Company’s workers’ compensation, general liability and other insurance programs and are recorded based on estimates of the undiscounted aggregate liabilities for claims incurred as well as estimated liability for claims incurred but not reported.

In February 2004, the Company announced plans to consolidate its operations. This consolidation program includes workforce reductions and closure of excess facilities. The expected completion is March 2006.

The consolidation program resulted in costs incurred primarily for workforce reduction of approximately 715 employees across certain business functions and abandoned or excess facilities relating to lease terminations and non-cancelable lease costs. To determine the lease loss, which is the Company’s loss after its cost recovery efforts from subleasing a building, certain estimates were made related to the time period over which the relevant building would remain vacant, sublease terms and sublease rates, including common area charges. If market rates decrease in these markets or if it takes longer than expected to sublease these facilities, the actual loss could exceed the estimate.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

A summary of the consolidation costs and other costs recognized for the year ended December 31, 2004 is as follows:

	Workforce Reduction	Excess Facilities	Total
Total expected to be incurred	$20,809	$2,381	$23,190

Amount incurred in 2004	$18,751	$1,949	$20,700

At December 31, 2004, the accrued liability associated with the consolidation and other related charges consists of the following:

	Workforce Reduction	Excess Facilities	Total
Charges	$18,751	$1,949	$20,700
Payments	$(15,354)	$(390)	(15,744)

Accrued liability at December 31, 2004	$3,397	$1,559	$4,956

The accrued consolidation liability is expected to be paid through April 2007 as follows:

	Workforce Reduction	Excess Facilities	Total
2005	$2,275	$1,037	$3,312
2006	$1,122	$318	1,440
2007	$—	$204	204

	$3,397	$1,559	$4,956

The consolidation charges are included in selling, distribution and administrative expenses on the statement of operations.

8.	Related Party Transactions

CCDA Waters LLC (“CCDA”) is a joint venture between The Coca-Cola Company and Danone that sells bottled water principally to U.S. retailers. The Company and CCDA have mutual co-packing agreements whereby the Company sells 2.5 gallon and 1 gallon bottled water packages to CCDA and CCDA sells half-liter bottled water packages to the Company. Sales are at cost. For the year ended December 31, 2004, and the period from November 7, 2003 to December 31, 2003, sales to CCDA were approximately $14,681 and $1,940, respectively, and purchases from CCDA were approximately $6,826 and $1,214, respectively. Accounts receivable from CCDA are recorded in accounts receivable from related party and as of December 31, 2004 and 2003 were approximately $3,050 and $1,920, respectively. Accounts payable to CCDA are recorded in accounts payable to related parties and as of December 31, 2004 and 2003 were approximately $251 and $706, respectively.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

Prior to the formation of the Company, WGNA participated in an insurance program among Suntory’s North American subsidiaries. Claims incurred by WGNA prior to the Transaction Date will continue to be administered by Suntory. Accrued expenses under this program, which were included in accounts payable to related parties, were $14,536 and $32,048 as of December 31, 2004 and 2003, respectively.

In connection with the formation of the Company, Danone and Suntory agreed that each would contribute $50 of cash on the Transaction Date. The actual amount of cash on hand for SWNA and WGNA on the Transaction Date was $769 and $4,703, respectively. On November 21, 2003, the Company repaid to Danone and Suntory the excess cash of $719 and $4,653, respectively.

9.	Long-Term Debt

The Company’s long-term debt and capital lease obligations consisted of the following:

	2004	2003
Term loan	$384,000	$400,000
Revolving line of credit	$18,800	$—
Notes payable	$6,034	$6,218
Capital lease obligations	$534	$1,077

	$409,368	$407,295
Less: Current portion	$(20,442)	$(12,494)

	$388,926	$394,801

Required principal repayments of long-term debt and capital lease obligations for the next five years are as follows:

2005	$20,442
2006	$40,126
2007	$60,000
2008	$98,800
2009	$184,000
Thereafter	$6,000

In addition, if in any fiscal year there is determined to be excess cash flow, as defined in the Credit Agreement, then the Company would be required to make prepayments on the Term Loan equal to 75 percent of such excess.

On the Transaction Date, the Company, Enterprises (as borrower), JPMorgan Chase Bank, Citigroup Global Capital Markets, Inc. and other lenders entered into the $550,000 Senior Secured Credit Facility (the “Credit Agreement”) comprised of a $400,000 term loan with a maturity date of November 7, 2009 (the “Term Loan”) and a $150,000 revolving credit line (the “Revolver”) with a maturity date of November 7, 2008. The agreement was amended on September 30, 2004 and the Revolver commitment was reduced to $100,000.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

The Credit Agreement, as amended, specifies an interest rate on the Term Loan equal to the Eurodollar or London inter-bank offer rate (“LIBOR”) plus 450 basis points, the JPMorgan Chase Bank prime rate (“Prime”) plus 350 basis points, or the federal funds rate plus 400 basis points. The Term Loan requires quarterly principal payments over the term of the loan ranging from $3,000 to $47,000 with any remaining amount outstanding due on the maturity date. Interest rates on the Term Loans ranged from 6.67% to 7.27% at December 31, 2004.

Interest rates on the Revolver, as amended, are predicated on the Company’s consolidated leverage ratio, which is a measure of the amount of total debt relative to the Company’s operating income, excluding certain non-cash and non-recurring expenses. Borrowings under the Revolver accrue interest at rates ranging from LIBOR plus 300 basis points to LIBOR plus 400 basis points or from Prime plus 200 basis points to Prime plus 300 basis points. The Company also pays an annual commitment fee on the average unused borrowing availability under the Revolver ranging from 37.5 basis points to 50 basis points. Interest rates on borrowings under the Revolver ranged from 6.41% to 8.25% at December 31, 2004.

Interest payments are due on the Term Loans and Revolver quarterly. The Revolver, as amended, includes an $80,000 letter of credit facility and a $10,000 swing-line facility. The total loans outstanding under the Revolver, the letter of credit facility and the swing-line facility may not exceed $100,000. At December 31, 2004, the Company had undrawn letters of credit outstanding, primarily to collateralize certain insurance deductibles, of approximately $30,361. Funds available under the Company’s revolving credit facility at December 31, 2004 totalled $50,839.

The Credit Agreement provides for certain financial covenants including a leverage ratio and interest coverage ratio. The Company was in compliance with its debt covenants as of December 31, 2004 and 2003. The Company has pledged all of its assets as collateral for the Credit Facility.

In conjunction with the amendment to the Credit Agreement on September 30, 2004, the Company, Danone and the lenders entered into a support agreement, whereby Danone agreed to make a support payment of up to $100,000 if the Company is not able to meet the consolidated leverage ratio for the four quarters ending September 30, 2006, or a bankruptcy event occurs, as defined in the agreement.

On March 31, 2005, the Credit Agreement was further amended to eliminate the consolidated leverage and interest coverage ratio covenants for the first three quarters of 2005 and replace those covenants with a single trailing twelve months earnings before interest taxes depreciation and amortization (“EBITDA”) covenant, measured quarterly. In addition, the support agreement was amended to increase the maximum support payment to $150,000.

The Credit Agreement also requires that the Company maintain an interest rate protection agreement. Effective April 13, 2004, the Company entered into an interest rate cap transaction covering $191,500 million of its debt, with a cap based on 30-day LIBOR rates of 6.0% for $795. The agreement, which has quarterly settlement dates, is in effect through March 31, 2007. The fair value of the interest rate cap at December 31, 2004 of approximately $62 is included in the asset section of the consolidated balance sheet.

The Company has a note payable in the amount of $6,000, which was used to partially finance the acquisition and construction of a water bottling plant in Katy, Texas. The note collateralizes a Variable Rate

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

Demand Industrial Bond issued November 1, 1996 by Waller County Industrial Corporation in the amount of $6,000, due October 30, 2026. The note bears interest at a variable interest rate, not to exceed 15 percent, that is based primarily on commercial paper rates and is reset quarterly. The interest rate was 2.65 and 2.25 percent at December 31, 2004 and 2003, respectively.

10.	Mandatorily Redeemable Preferred Units

In connection with the Transaction, Danone received 325,000 PIK Preferred Units (the “PIK Preferred”) with an initial liquidation preference of $1,000 per unit. The Company shall redeem all issued and outstanding PIK Preferred on November 7, 2011, at a redemption price equal to 100 percent of the balance in the holder’s capital account in respect of the PIK Preferred (the “PIK Capital Account”), as defined in the Partnership Agreement. However, the date of mandatory redemption will be six months after the maturity date of the securities issued in a High Yield Offering, as defined in the Partnership Agreement. After the fifth anniversary of the Transaction Date, the Company may, at its option, redeem the PIK Preferred, in whole or in part, for cash at a redemption price equal to the holder’s PIK Capital Account and the applicable percentage included in the Partnership Agreement. Upon completion of an initial public offering or change in control (as defined in the Partnership Agreement), the holder may require the Company to purchase all or a portion of its PIK Preferred at a purchase price equal to 101 percent of its PIK Capital Account. The holder will have no voting rights except as provided by law and as provided in the covenants section of the Partnership Agreement as it relates to the PIK Preferred. The PIK Preferred will rank senior to all Common Units and to all other equity interests of the Company, but will rank junior to all the current and future debt obligations of the Company.

Under the terms of the Partnership Agreement, the Preferred Units will earn additional PIK Preferred Units at a 12 percent annual rate, compounding semi-annually. The liquidation value of the PIK Preferred is determined by the value of the PIK Capital Account, which cannot exceed the cumulative total PIK Preferred units earned multiplied by $1,000 per unit. The PIK Capital Account was initially set as of November 7, 2003 at $325,000 and will increase, or decrease, as a result of the allocation of net profits and losses among the Company’s capital accounts. Net profits and losses, for purposes of allocation among capital accounts, are determined as specified in the Partnership Agreement. In general, net profits are allocated to the PIK Capital Account first and net losses would be allocated to the PIK Capital Account only after the balances in partner common unit capital accounts are reduced to zero.

11.	Defined Benefit Pension Plan

Effective January 1, 1998, DSWA merged its two frozen defined benefit pension plans into one plan, which is also frozen.

Pension expense is computed using the projected unit credit actuarial cost method. The Company’s policy is to fund pension liabilities in accordance with minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 and federal income tax laws, respectively. Plan assets are invested in a diversified portfolio consisting primarily of domestic and international mutual funds, and bond funds.

The measurement date used to determine pension benefits is December 31.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

The Company’s defined benefit pension plan weighted-average asset allocations consist of the following at December 31, 2004 and 2003:

	2004	2003
Asset category

Equity fund—domestic	46%	45%
Equity fund—international	17%	15%
Bond fund	36%	38%
Cash/Accrued income	1%	2%

	100%	100%

The following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet at December 31, 2004 and 2003:

	2004	2003
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$4,950	$4,927
Service cost	$—	$13
Interest cost	$296	$45
Actuarial (gain) / loss	$402	$(1)
Benefits paid	$(162)	$(34)

Projected benefit obligation at end of period	$5,486	$4,950

Change in plan assets
Fair value at beginning of period	$3,155	$3,055
Actual return on plan assets	$195	$134
Employer contributions	$802	$—
Benefits paid	$(162)	$(34)

Fair value at end of period	$3,990	$3,155

Funded status
Assets over (under) obligation	$(1,497)	$(1,794)
Unrecognized net actuarial (gain) / loss	$2,360	$2,026
Unrecognized prior service cost	$2	$4

Net amount recognized	$865	$236

Components of net periodic benefit cost
Service cost	$120	$13
Interest cost	$296	$45
Expected return on plan assets	$(288)	$(38)
Recognized net actuarial (gain) / loss	$44	$7
Amortization of prior service cost	$1	$—

Net periodic benefit cost	$173	$27

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

In 2004 and 2003, a minimum liability adjustment of $(334) and $105 was recorded as a component of other comprehensive income (loss).

Amounts recognized in the balance sheet consist of:

	2004	2003
Accrued benefit costs	$(1,497)	$(1,794)
Intangible assets	$2	$4
Accumulated other comprehensive income	$2,360	$2,026

Net amount recognized	$865	$236

	2004	2003
Projected benefit obligation	$5,486	$4,950
Accumulated benefit obligation	$5,486	$4,950
Fair value of plan assets	$3,990	$3,155

The Company expects to contribute $430 to its pension plan in 2005.

The following benefit payments are expected to be paid:

2005	$139
2006	$145
2007	$159
2008	$182
2009	$206
Years 2010-2015	$1,370

Weighted-average assumptions as of December 31, 2004 and 2003 were as follows:

	2004	2003
Discount rate	5.75%	6.25%
Rate of compensation increase	N/A	N/A
Expected return on plan assets	8.50%	8.50%

The expected long-term rate of return on plan assets was developed based on a capital markets model which uses expected class returns, variance and correlation assumptions. The expected class returns were developed starting with current treasury yields and then adding corporate bond spreads and equity risk premiums to develop the return expectations for each class. The expected class returns are forward-looking and are not developed by an examination of historical returns. The variance and correlation assumptions are also forward-looking. They take into account historical relationships, but are adjusted to reflect expected capital market trends.

As to certain other DSWA employees who are unionized, as part of the union contracts, DSWA makes contributions on behalf of the employees to multi-employer union pension plans. Management has concluded the ongoing contributions and liabilities associated with these plans are not material.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

12.	Defined Contribution and Non-Qualified Deferred Compensation Plans

Defined Contribution Plans

Effective January 1, 1998, WGNA merged its three (3) defined contribution plans into one plan (the “WGNA 401(k) Plan”). The WGNA 401(k) Plan is a defined contribution plan conducted under section 401(k) of the Internal Revenue Code and provides for employee contributions as well as employer matching contributions. Participants in the WGNA 401(k) Plan are comprised of employees of WGNA before the merger. Employees may contribute up to 15 percent of their pre-tax earnings and the Company matches 50 percent of the first 6 percent. The Company’s matching contributions under the WGNA 401(k) Plan were approximately $1,184 and $332 for the year ended December 31, 2004, and the period from November 7, 2003 to December 31, 2003, respectively.

The Company has a second defined contribution plan under section 401(k) of the Internal Revenue Code that provides for employee contributions as well as employer matching contributions (the “SWNA 401(k) Plan”). Participants in the SWNA 401(k) Plan are comprised of employees of SWNA before the merger. Employees may contribute 2 percent to 25 percent of their pre-tax earnings and the Company matches 50 percent of the first 6 percent. The Company’s matching contributions under the SWNA 401(k) Plan were approximately $1,131 and $230 for the year ended December 31, 2004, and the period from November 7, 2003 to December 31, 2003, respectively.

The Company also has a defined contribution plan for which no employee contributions are required (the “SWNA Profit Sharing Plan”). Annual contributions are made by the Company based on employees’ salaries. Employees’ interests in the contributions vest in 20 percent increments for each year of service. Participants in the SWNA Profit Sharing Plan are comprised of employees of SWNA before the merger. The Company’s contributions for the period from November 7, 2003 to December 31, 2003 were made in April 2004 and were approximately $579. The Company’s contributions for the year ended December 31, 2004 will be made in April 2005 and are approximately $3,176.

Non-Qualified Deferred Compensation Plans

The Company has a deferred compensation plan available for certain key executives of WGNA prior to the merger (the “WGNA Deferred Compensation Plan”). Participants make voluntary contributions that the Company holds in trust. The Company is not obligated to, and has not, made contributions to this plan. The assets, consisting of marketable equity securities, are legally considered assets of the Company and are subject to the claims of the Company’s general creditors. A liability is recorded which is equal to the value of the assets held in trust. These non-current assets and the related liability are stated at fair value and equaled $1,034 and $1,535 as of December 31, 2004 and 2003, respectively.

The Company maintains a deferred compensation plan available for a limited number of higher salaried employees of SWNA prior to the merger (the “SWNA Deferred Compensation Plan”). Employees contribute to the plan and the Company accrues interest of approximately 9.5 percent. Balances are distributed upon termination of employment. The SWNA Deferred Compensation Plan is not funded and the liability is not secured. The Company’s liability under this SWNA Deferred Compensation Plan is recorded in other long-term

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

liabilities and was $5,996 and $5,186 as of December 31, 2004 and 2003, respectively. The Company’s interest expense related to this plan was approximately $456 and $61, for the year ended December 31, 2004 and the period from November 7, 2003 to December 31, 2003, respectively.

13.	Post-Retirement Medical Benefits

The Company provides post-retirement medical coverage for qualifying former employees of a predecessor organization. Approximately 100 employees have been grandfathered into this program and no additional employees will become eligible. The plan is not funded and the liability is not collateralized. The measurement date used to determine accumulated postretirement benefits is January 1.

The following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet at December 31, 2004 and 2003:

	2004	2003
Change in accumulated postretirement benefit obligation
Projected accumulated postretirement benefit obligation at beginning of period	$2,589	$2,150
Service cost	$58	$58
Interest cost	$169	$147
Actuarial (gain) / loss	$347	$290
Benefits paid	$(97)	$(56)

Accumulated postretirement benefit obligation at end of period	$3,066	$2,589

Funded status
Accumulated postretirement benefit obligation	$3,066	$2,589
Unrecognized net actuarial (gain) / loss	$(1,084)	$(790)
Unrecognized prior service cost	(885)	(944)

Net amount recognized	$1,097	$855

Components of net periodic postretirement benefit cost
Service cost	$58	$—
Interest cost	169	173
Recognized net actuarial (gain) / loss	53	111
Amortization of prior service cost	59	126

Net periodic postretirement benefit cost	$339	$410

Amounts recognized in the balance sheet consist of:

	2004	2003
Accrued postretirement benefit costs	$1,097	$905

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

The following benefit payments are expected to be paid:

2005	$122
2006	$236
2007	$359
2008	$482
2009	$594
Years 2010-2015	$2,170

Weighted-average assumptions as of December 31, 2004 and 2003 were as follows:

	2004	2003
Discount rate	5.75%	6.50%
Expected return on plan assets	N/A	N/A

Assumed health care cost trend rates at December 31, 2004 and 2003 were as follows:

	2004	2003
Health care cost trend rate assumed for next year	10.5%	11.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
ear that the rate reaches the ultimate trend rate	2013	2016

14.	Lease Commitments

The Company is committed under various capital and operating leases for office space, vehicles, and bottling and distribution facilities. Following is a summary of future minimum payments under capitalized leases and under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2004:

	Capitalized Leases	Operating Leases
2005	$445	$12,552
2006	123	9,884
2007	—	6,530
2008	—	4,751
2009	—	3,992
Thereafter	—	11,386

Total minimum lease payments	568	49,095

Less amount representing interest	34
Present value of minimum capital lease payments	534

Current portion	415

Long-term capitalized lease obligations	$119

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004 and the

period from November 7, 2003 to December 31, 2003

(in thousands of dollars)

Rental expense for operating leases the year ended December 31, 2004, and for the period from November 7, 2003 to December 31, 2003 was $19,669 and 2,665, respectively.

15.	Legal Claims

The Company is subject to legal claims in the ordinary course of business. Management does not believe that the resolution of such claims will result in a material adverse impact on the Company’s financial position, results of operations or liquidity.

16.	Insurance Recovery

During 2004, the Company received an insurance recovery of approximately $3,000 relating to a facility destroyed due to fire in San Diego, California. The insurance recovery is included in other income in the accompanying statement of operations for the year ended December 31, 2004.

17.	Supplemental Cash Flow Disclosure

Cash paid for interest during the year ended December 31, 2004 and the period from November 7, 2003 to December 31, 2003 was $22,183 and $1,371, respectively.

The Company made some minor acquisitions during the year ended December 31, 2004. The net cash and non-cash paid for acquisitions is as follows:

Fair value of assets acquired
Accounts receivable	$239
Inventory	$11
Intangible assets	$1,340
Other assets	$15

Total assets	$1,605
Fair value of liabilities assumed
Accounts payable	$118

Net assets acquired	$1,487

Purchase price—cash	$998

Purchase price—non-cash	$489