Form 20-F/A
period 2005-12-31
GROUPE DANONE
filed 2006-06-20
CIK 1048515

As filed with the Securities and Exchange Commission on June 20, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Yes    ☐    No    ☒

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT TO APPLICATION OR REPORT

FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

GROUPE DANONE

AMENDMENT NO. 1 TO FORM 20-F

The undersigned registrant hereby amends the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed by Groupe Danone, on April 20, 2006 (the “Form 20-F”).

This Amendment No. 1 makes the following amendment to the Form 20-F:

The financial statements are amended to add the consolidated financial statements of DS Waters, LP as of and for the periods ended November 14, 2005 and December 31, 2004.

Other than the foregoing item, this Amendment No. 1 does not amend, update or restate any other sections of the Form 20-F. This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F on April 20, 2006. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to April 20, 2006. Investors should not rely upon this amendment as a reaffirmation or reiteration of forward-looking statements that were made in the original filing and are reprinted in this amendment.

1

Item 19.    Exhibits

10.1	Consent of PricewaterhouseCoopers Audit (previously filed as Exhibit 10.1 to the Company’s annual report on Form 20-F filed on April 20, 2006).

10.2	Consent of PricewaterhouseCoopers LLP (previously filed as Exhibit 10.2 to the Company’s annual report on Form 20-F filed on April 20, 2006).

10.3	Consent of PricewaterhouseCoopers LLP.

12.1	Certification of Franck Riboud, Chairman and Chief Executive Officer of Groupe Danone, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Antoine Giscard d’Estaing, Executive Vice-President—Finance, Strategy and Information Systems of Group Danone, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

2

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 20, 2006

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

F-76
Consolidated Statements of Cash Flows for the Year Ended December 31, 2004 and the Period from November 7, 2003 to December 31, 2003	F-77
Notes to the Consolidated Financial Statements	F-78

Report of Independent Auditors	F-98
Consolidated Balance Sheets as of November 14, 2005 and December 31, 2004	F-99
Consolidated Statements of Operations for the Period Ended November 14, 2005 and the Year Ended December 31, 2004	F-100

Consolidated Statements of Changes in Mandatorily Redeemable Preferred Units, Mandatorily Redeemable Common Units and Partners’ Capital (Deficit) for the Period Ended November 14, 2005 and the Year Ended December 31, 2004

F-101
Consolidated Statements of Cash Flows for the Period Ended November 14, 2005 and the Year Ended December 31, 2004	F-102
Notes to the Consolidated Financial Statements	F-103

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

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of DS Waters, LP

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in mandatorily redeemable preferred units, mandatorily redeemable common units and partners’ deficit and cash flows present fairly, in all material respects, the financial position of DS Waters, LP and its subsidiaries at November 14, 2005 and December 31, 2004 and the results of their operations and their cash flows for the period from January 1, 2005 to November 14, 2005 and the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

May 12, 2006

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

November 14, 2005 and December 31, 2004

	November 14, 2005	December 31, 2004
	(in thousands of dollars)
Assets
Current assets
Cash and cash equivalents	$15,922	$3,289
Trade accounts receivable, net of allowance for doubtful accounts of $13,163 and $8,191	92,105	76,730
Accounts receivable from related party	—	3,050
Inventories	14,760	14,441
Prepaids and other current assets	12,639	11,233

Total current assets	135,426	108,743
Property, plant and equipment, net	299,276	378,707
Intangibles, net	17,582	308,577
Notes receivable and other assets	5,795	6,041
Deferred financing costs, net	11,256	12,837

	$469,335	$814,905

Liabilities, Mandatorily Redeemable Preferred and Common Units, and Partners’ Deficit
Current liabilities
Checks written in excess of bank balances	$14,438	$11,855
Current portion of long-term debt	35,713	20,442
Accounts payable	34,590	24,859
Accounts payable to related parties	8,263	14,787
Accrued expenses and other current liabilities	70,265	40,855
Customer deposits	29,846	27,677

Total current liabilities	193,115	140,475
Long-term debt, less current portion	369,556	388,926
Other long-term liabilities	42,115	41,413

Total liabilities	604,786	570,814

Mandatorily redeemable preferred units	325,000	325,000
Mandatorily redeemable common units	500	749

Total redeemable units	325,500	325,749

Partners’ deficit	(460,951)	(81,658)

	$469,335	$814,905

The accompanying notes are an integral part of these consolidated financial statements.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

Period Ended November 14, 2005 and Year Ended December 31, 2004

	November 14, 2005	December 31, 2004
	(in thousands of dollars)
Net product sales	$603,073	$668,662
Rental revenue	92,816	121,392

Net sales	695,889	790,054
Cost of sales	258,237	282,571

Gross profit	437,652	507,483
Selling, distribution and administrative expenses	458,506	543,715
Impairment of goodwill and tradename intangibles	245,960	528,500
Impairment of long-lived assets	62,701	—
Amortization expense	19,614	23,182

Loss from operations	(349,129)	(59,414)
Other expenses
Interest expense, net	32,620	24,011
Other income	(3,095)	(1,868)

Net loss	$(378,654)	$(81,557)

The accompanying notes are an integral part of these consolidated financial statements.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN

MANDATORILY REDEEMABLE PREFERRED UNITS,

MANDATORILY REDEEMABLE COMMON UNITS, AND PARTNERS’ CAPITAL (DEFICIT)

Period Ended November 14, 2005 and Year Ended December 31, 2004

					Partners’ Capital (Deficit)
	Mandatorily Redeemable Preferred Units		Mandatorily Redeemable Common Units		Common Units		Accumulated Deficit	Other Comprehensive Loss	Total Partners’ Capital (Deficit)
	Units	Capital	Units	Capital	Units	Capital
	(in thousands of dollars, except unit data)
Balances at December 31, 2003	$325	$325,000	0.8	$500	1,060.0	$549,229	$(10,563)	$(2,026)	$536,640
Comprehensive loss
Contributions from partners						2,972			2,972
Distributions to partners						(14,879)			(14,879)
Net loss							(606,057)		(606,057)
Issuance of common units			0.4	249
Other comprehensive income—
Increase of minimum pension liability								(334)	(334)

Comprehensive loss									(606,391)

Balances at December 31, 2004	325.0	$325,000	1.2	$749	1,060.0	$537,322	$(616,620)	$(2,360)	$(81,658)
Comprehensive loss
Contributions from partners									—
Distributions to partners			(0.4)	(249)					—
Net loss							(378,654)		(378,654)
Issuance of common units									—
Other comprehensive income—
Increase of minimum pension liability								(639)	(639)

Comprehensive loss									(379,293)

Balances at November 14, 2005	325.0	$325,000	0.8	$500	1,060.0	$537,322	$(995,274)	$(2,999)	$(460,951)

The accompanying notes are an integral part of these consolidated financial statements.

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

Period Ended November 14, 2005 and Year Ended December 31, 2004

	November 14, 2005	December 31, 2004
	(in thousands of dollars)
Cash flows from operations
Net loss	$(378,654)	$(606,057)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization of property, plant and equipment	73,623	83,638
Amortization of intangibles	19,614	23,182
Impairment of goodwill and tradename intangibles	245,960	524,500
Impairment of long-lived assets	62,701
Amortization of deferred financing costs	2,460	2,305
Loss (gain) on disposal of assets	(4,724)	922
Provision for bad debts	15,513	15,508
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable	(30,888)	(17,104)
Accounts receivable from related party	3,050	(1,130)
Inventories	(319)	(2,438)
Prepaids and other current assets	(1,406)	2,852
Other assets	(24)	(329)
Accounts payable	9,731	2,884
Accounts payable to related parties	(6,524)	(17,968)
Accrued expenses and other current liabilities	29,410	12,690
Customer deposits	2,169	(5,093)
Other liabilities	61	(633)

Net cash provided by operating activities	41,753	17,729

Cash flows from investing activities
Acquisitions, net of cash acquired	—	(998)
Proceeds from sales of property, plant and equipment	19,795	9,238
Purchases of property, plant and equipment	(46,272)	(53,375)

Net cash used in investing activities	(26,477)	(45,135)

Cash flows from financing activities
Checks written in excess of bank balances	2,583	1,494
Costs of issuance of long-term debt	(879)	(2,276)
Repayments of long-term debt	(15,022)	(16,183)
Borrowings and repayments of capital leases, net	724	(543)
Net borrowings on revolver	10,200	18,800
Proceeds from issuance of common units	—	249
Contributions from partners	—	2,972
Distributions to partners	(249)	(14,879)

Net cash used in financing activities	(2,643)	(10,366)

Net increase (decrease) in cash and cash equivalents	12,633	(37,772)
Cash and cash equivalents at beginning of period	3,289	41,061

Cash and cash equivalents at end of period	$15,922	$3,289

Supplemental disclosure of cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

1.    Business Organization

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

Formation of DS Waters, LP

On November 7, 2003 (the “Transaction Date”), GROUPE DANONE, a French company traded on the Paris stock exchange, (“Danone”) and Suntory Limited, a private Japanese company, (“Suntory”) created, through indirect wholly owned subsidiaries, the Company, a joint venture comprising Danone’s U.S. HOD business and Suntory’s U.S. HOD and Retail business. Danone and Suntory are limited partners of the Company. DS Waters of America General Partner, LLC (“GenPar”), a Delaware limited liability company, is the general partner of the Company and is indirectly owned 50% by Danone and 50% by Suntory. Pursuant to the Amended and Restated Partnership Agreement of DS Waters, LP dated as of November 7, 2003, by and among Danone, Suntory, GenPar and the Company’s Chief Executive Officer (collectively, the “Partners”), the Company was formed and was caused to organize two subsidiaries: DS Waters Enterprises General Partner, LLC (“Enterprises GenPar”), a wholly owned subsidiary, and DS Waters Enterprises, LP (“Enterprises”), a subsidiary owned by both the Company, as the sole limited partner and Enterprises GenPar, as the sole general partner. Enterprises was then caused to form two wholly owned limited liability companies: Water Group of North America General Partner, LLC (“WGNA GenPar”) and Sparkletts Waters of North America General Partner, LLC (“SWNA GenPar”). Prior to the Transaction Date, Danone Waters of North America, Inc., an indirect wholly-owned operating subsidiary of Danone, was converted to a limited partnership, Sparkletts Waters of North America, LP (“SWNA”), and Suntory Water Group, Inc., an indirect wholly-owned operating subsidiary of Suntory, was converted to a limited partnership, Water Group of North America LP (“WGNA”). On the Transaction Date, Danone and Suntory contributed all of the equity of SWNA and WGNA, respectively, to Enterprises and SWNA GenPar and WGNA GenPar, respectively, in exchange for partnership interests in the Company totaling approximately 49.97% each. On March 31, 2004, SWNA merged with and into WGNA to form DSWA. GenPar’s partnership interest equals approximately 0.0001% of the total common partnership units with a value of $1. The Company’s Chief Executive Officer (the “CEO”), contributed $500 in cash and a $250 note receivable (the “CEO Note”) held by the Company, in exchange for a partnership interest of approximately 0.07%.

In March 2005, DS Waters, LP and DS Waters General Partner, LLC through action of the Board of Directors cancelled 431,124 profits interest units and 750 investment units held by the CEO. In consideration for cancellation of the investment units, the Company returned the $550 cash investment to the CEO without interest and cancelled his note.

Subsequent Event

Sale of DS Waters Enterprises, LP

On November 15, 2005 (the “Transaction Date”), DS Waters, LP, DS Waters Enterprises General Partner, LLC, and Groupe Danone (collectively the “Sellers”), sold (i) 100% of the limited partnership interest of DS Waters Enterprises, LP (“Enterprises”) and (ii) 100% of the general partnership interest of Enterprises to DSW Acquisition, LLC, which is a direct wholly-owned subsidiary of DS Waters Holdings, LLC (collectively,

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

the “Transaction”). A majority ownership interest in DS Waters Holdings, LLC is held indirectly by Kelso and Company, L.P. (“Kelso”), a New York based private investment firm. A group of management holds the remaining ownership interests of DS Waters Holdings, LLC. As a result of the Transaction, Enterprises is no longer affiliated with the Sellers or Suntory Limited, a private Japanese company that, prior to the Transaction, held an indirect ownership interest in DS Waters, LP.

The Transaction effected a change in control of all of the operations of the Company on November 15, 2005. As further described in Notes 5 and 6, the negotiation and consummation of the Transaction generated the need to perform interim impairment tests of the Company’s intangible assets, goodwill, and its other long lived assets during the period ended November 14, 2005. As a result of these tests, significant impairment charges were recorded related to the revised estimates of the fair values of those respective assets.

2.    Put Option Agreement

Under the terms of the Put Option Agreement between Danone and Suntory dated September 4, 2003, (the “Put Option Agreement”), Suntory had the right to sell 60% of its equity interest in the Company to Danone in the three months after November 7, 2006, subject to a floor of $175,000 and a ceiling of $400,000, and the remaining 40% of its equity interest in the three months after November 7, 2008, subject to a floor of $135,000 and a ceiling of $300,000. The put option was exercised on November 15, 2005 to facilitate the completion of the Transaction.

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

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (Note 6). Leasehold improvements are amortized over the lesser of the lease term or the useful lives of the assets. The cost of maintenance and repairs are charged to operations as incurred and major renewals and betterments are capitalized. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are relieved from the accounts and any resulting gain or loss is reflected in operations during the period of disposition.

Derivative Instruments

The Company accounts for its interest rate cap under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. Under SFAS No. 133, the Company has recorded its interest rate cap on the consolidated balance sheet at its fair value. Changes in fair value are recorded in interest expense in the consolidated statements of operations.

Software Development Costs

The Company capitalizes certain computer software project costs in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). In accordance with SOP 98-1, internal and external costs incurred during the application development stage are capitalized and, once placed in service, amortized on a straight-line basis over a period of 5 to 7 years. These costs include external direct costs of materials and services consumed in developing internal-use software and payroll costs for employees who are directly associated with the internal-use computer software project. These costs are included as capital assets in progress in property, plant and equipment in the consolidated balance sheet until the assets are ready for their intended use and placed in service. Capital assets in progress included $29 and $68 of software development costs as of November 14, 2005 and December 31, 2004, respectively. The Company had capitalized as a component of property, plant and equipment software development costs of $1,100 and $728 placed in service during the period ended November 14, 2005 and the year ended December 31, 2004, respectively. Amortization of software development costs was $1,722 and $1,707 for the period ended November 14, 2005 and the year ended December 31, 2004, respectively.

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

Intangible Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 Goodwill and Other Intangible Assets (“SFAS 142”), the Company has discontinued the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that goodwill and intangible assets deemed to have indefinite lives be reviewed for impairment upon adoption of SFAS 142 and assessed annually thereafter, or if other impairment indicators are present. The Company will perform an annual impairment review as of September 30 each year and whenever events or changes in circumstances indicate that such assets might be impaired. Other intangible assets with finite lives will continue to be amortized over their estimated useful lives. As further described in Note 4, impairment charges related to goodwill and indefinite lived intangibles were recorded in 2004 and the period ended November 14, 2005.

Impairment of Long-Lived Assets

The Company assesses the recoverability of long-lived assets at least annually or whenever adverse events or changes in circumstances indicate that impairment may have occurred in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). If the future undiscounted cash flows expected to result from the use of the related assets are less then the carrying value of such assets, an impairment has been incurred and a loss is recognized to reduce the carrying value of the long-lived assets to fair value, which is determined by discounting estimated future cash flows. Assets to be disposed of, which include those of the entire Company during the period ended November 14, 2005, are classified as held for sale and are reported at the lower of the carrying amount or the fair value less costs to sell. As further described in Note 5, impairment charges related to property, plant and equipment were recorded during the period ended November 14, 2005.

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

Deferred Financing Costs

Deferred financing costs are amortized on a straight-line basis which approximates the effective interest method over the term of the related debt. Amortization of deferred financing costs is included in interest expense and was $2,460 and $2,305 for the period ended November 14, 2005, and the year ended December 31, 2004, respectively.

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

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

Rebates

The Company accounts for discounts, rebates, bill-backs and similar arrangements with its Retail customers as components of net sales in accordance with the Financial Accounting Standards Board’s Emerging Issues Task Force Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products. Rebates of $11,733 and $12,600 were included in net product sales for the period ended November 14, 2005 and the year ended December 31, 2004, respectively.

Handling and Distribution Costs

Handling costs are recognized as a component of cost of sales, and are those costs incurred to store, prepare and move products from production facilities to branch locations prior to delivery to end-user customers and distributors. Handling costs were approximately $25,459 and $20,898 for the period ended November 14, 2005 and the year ended December 31, 2004, respectively.

Distribution costs are recognized as a component of operating expenses and consist of those costs incurred to deliver products from branch locations to end-user customers. Distribution expenses were approximately $229,645 and $284,145 for the period ended November 14, 2005, and the year ended December 31, 2004, respectively.

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

At November 14, 2005 and December 31, 2004, $2,470 and $1,754 of advertising was reported as assets, respectively. Advertising expense was $20,369 and $31,337 for the period ended November 14, 2005 and year ended December 31, 2004, respectively.

Comprehensive Loss

Comprehensive loss equals net loss plus other comprehensive income (loss) (“OCI”). OCI refers to revenues, expenses, gains and losses that are reflected in partners’ capital but excluded from net income. OCI for

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

the period ended November 14, 2005 and the year ended December 31, 2004 is composed of changes in the minimum pension liability, as detailed in the accompanying Consolidated Statement of Changes in Mandatorily Redeemable Preferred Units, Mandatorily Redeemable Common Units and Partners’ Capital (Deficit).

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

During 2004, certain members of management contributed $249 in cash and $121 in notes receivable held by the Company, in exchange for a partnership interest of approximately .04%. In March 2005, the Board of Directors issued Corporate Transaction Agreements to the Company’s senior management that cancelled their Profits Interest Units and Notes in consideration for refund of their respective cash investments, without interest.

Federal Income Taxes

No provision for federal income taxes is necessary in the Company’s consolidated financial statements because, as a partnership, the Company is not subject to Federal income tax and the tax effect of its activities accrues to the Partners.

Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation, with no impact on previously reported partners’ deficit or net loss.

4.    Inventories

Inventories consisted of the following:

	2005	2004
Raw materials	$6,426	$4,569
Finished goods	5,095	5,323
Resale items	3,239	4,549

	$14,760	$14,441

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

5.    Intangibles

Intangibles are comprised of the following:

	2005	2004
Intangible assets not subject to amortization
Goodwill —	$—	$167,791
Tradenames	6,657	84,826
Intangible assets subject to amortization
Customer lists	209,319	234,458
Covenants not to compete	—	2,102
Accumulated amortization	(198,394)	(180,600)

Total intangibles, net	$17,582	$308,577

The Company amortizes customer lists over 5 to 7 years and covenants not to compete over 5 to 15 years. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

2006	$1,821
2007	1,821
2008	1,821
2009	1,821
2010	1,821

In 2004, due to competitive pressure in the cooler rental business, the Company performed, with the assistance of independent valuation experts, an impairment test of the carrying value of certain of its tradenames. The Company calculated the estimated fair value of tradenames using the royalty savings approach, which requires estimates and judgments regarding future revenues, profits and other factors. The estimated fair value of the tradenames in 2004 was less than their carrying value and an impairment write-down was required. The impairment was calculated by deducting the estimated fair value from the carrying value, which resulted in an impairment write down of $133,000, which is included in the accompanying 2004 Statement of Operations.

Under SFAS 142, goodwill impairment occurs if the carrying value of a reporting unit’s net assets exceeds its estimated fair value. The majority of the Company’s goodwill is included in the home and office delivery reporting unit (“HOD”). The Company performed an impairment test required under SFAS 142 at December 31, 2004 and determined that due to competitive pressure in the cooler rental business, operating profits and cash flows were lower than expected in the fourth quarter of 2004 and the first quarter of 2005. Based on that trend, the earnings forecast for the next five years were revised. In December 2004, an interim impairment analysis was performed and a goodwill impairment loss of $391,500 was recognized in the HOD reporting unit. The fair value of that reporting unit was estimated using the expected present value of future discounted cash flows with the assistance of independent valuation experts.

During 2005, management committed to a plan to sell the Company to outside investors, and as discussed in Note 1, this sale was completed on November 15, 2005. The long lived assets of the Company were accordingly assessed for impairment pursuant to the provisions of SFAS No. 142 and SFAS No. 144. The SFAS No. 142 assessment generated a goodwill impairment charge of $167,791, resulting in the elimination of all remaining goodwill in the Company’s balance sheet, as well as an impairment charge of $78,169 related to the carrying

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

value of the Company’s indefinite lived intangible assets. The SFAS No. 144 assessment generated additional impairment charges which were allocated among the remaining balance of indefinite lived intangibles, property plant and equipment, and definite lived intangibles in amounts of $282, $37,008, and $25,411 respectively. These charges are reflected on the accompanying statement of operations for the period ended to November 14, 2005.

6.    Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	Estimated Useful Life in Years	2005	2004
Land	—	$51,109	$54,306
Buildings and leasehold improvements	5-30	108,374	115,111
Machinery and equipment	3-10	232,731	219,515
Vehicles, office furniture and other	5-15	140,439	138,342
Returnable bottles	4	106,112	95,936
Rental equipment, primarily water coolers	5-10	200,574	215,355
Capital assets in progress		145	3,695

		839,484	842,260
Accumulated depreciation and amortization		(503,200)	(463,553)

Subtotal		336,284	378,707
FAS 144 Impairment		(37,008)	—

		$299,276	$378,707

Approximately $4,707 and $3,368 of property, plant and equipment relate to assets under capital leases as of November 14, 2005 and December 31, 2004, respectively. Accumulated amortization of assets under capital lease was $3,584 and $2,946 at November 14, 2005 and December 31, 2004, respectively.

7.    Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	2005	2004
Insurance accruals	$5,406	$—
Payroll and employee benefits	26,635	17,963
Deferred equipment rental revenue	4,392	4,747
Sales, property and other taxes	6,175	2,530
Other	27,657	15,615

	$70,265	$40,855

Insurance accruals relate to expected losses under the Company’s workers’ compensation, general liability and other insurance programs and are recorded based on estimates of the undiscounted aggregate liabilities for claims incurred as well as estimated liability for claims incurred but not reported.

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

In February 2004, the Company announced plans to consolidate its operations. This consolidation program includes workforce reductions and closure of excess facilities. The expected completion was March 2006. The consolidation program resulted in costs incurred primarily for workforce reduction of approximately 715 employees across certain business functions and abandoned or excess facilities relating to lease terminations and non-cancelable lease costs. To determine the lease loss, which is the Company’s loss after its cost recovery efforts from subleasing a building, certain estimates were made related to the time period over which the relevant building would remain vacant, sublease terms and sublease rates, including common area charges. If market rates decrease in these markets or if it takes longer than expected to sublease these facilities, the actual loss could exceed the estimate.

A summary of the consolidation costs and other costs recognized for the period ended November 14, 2005 is as follows:

	Workforce Reduction		Excess Facilities	Total
Accrued liability at December 31, 2003		$2,058	$432	$2,490
Charges		16,693	1,517	18,210
Payments		(15,354)	(390)	(15,744)

Accrued liability at December 31, 2004		3,397	1,559	4,956
Charges		3,050	1,559	4,609
Payments		(4,277)	(1,200)	(5,477)

Accrued liability at November 14, 2005		$2,170	$1,918	$4,088

2005	$		$166	$166
2006		2,107	1,283	3,453
2007 and thereafter			469	469

		$2,107	$1,918	$4,088

8.    Related Party Transactions

Prior to the formation of the Company, WGNA participated in an insurance program among Suntory’s North American subsidiaries. Claims incurred by WGNA prior to the Transaction Date will continue to be administered by Suntory. Accrued expenses under this program, which were included in accounts payable to related parties, were $8,263 and $14,536 as of November 14, 2005 and December 31, 2004.

CCDA Waters LLC (“CCDA”) is a joint venture between The Coca-Cola Company and Danone that sells bottled water principally to U.S. retailers. The Company and CCDA have mutual co-packing agreements whereby the Company sells 2.5 gallon and 1 gallon bottled water packages to CCDA and CCDA sells half-liter bottled water packages to the Company. Sales are at cost. For the year ended December 31, 2004, sales to CCDA were approximately $14,681, and purchases from CCDA were approximately $6,826. Accounts receivable from CCDA are recorded in accounts receivable from related party as of December 31, 2004 were $3,050. Accounts payable to CCDA are recorded in accounts payable to related parties as of December 31, 2004 were approximately $251. This relationship ceased in 2005.

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

9.    Long-Term Debt

The Company’s long-term debt and capital lease obligations consisted of the following:

	2005	2004
Term loan	$369,000	$384,000
Revolving line of credit	29,000	18,800
Notes payable	6,012	6,034
Capital lease obligations	1,257	534

	405,269	409,368
Less: Current portion	(35,713)	(20,442)

	$369,556	$388,926

Required principal repayments of long-term debt and capital lease obligations for the next five years are as follows:

2006	$35,713
2007	55,476
2008	104,080
2009	161,000
Thereafter	49,000

$405,269

In addition, if in any fiscal year there is determined to be excess cash flow, as defined in the Credit Agreement, then the Company would be required to make prepayments on the Term Loan equal to 75% of such excess. No amounts were paid under this requirement in 2004 and 2005.

On November 7, 2003, the Company, Enterprises (as borrower), JPMorgan Chase Bank, Citigroup Global Capital Markets, Inc. and other lenders entered into the $550,000 Senior Secured Credit Facility (the “Credit Agreement”) comprised of a $400,000 term loan with a maturity date of November 7, 2009 (the “Term Loan”) and a $150,000 revolving credit line (the “Revolver”) with a maturity date of November 7, 2008. The agreement was amended on September 30, 2004 and the Revolver commitment was reduced to $100,000.

The Credit Agreement, as amended, specifies an interest rate on the Term Loan equal to the Eurodollar or London inter-bank offer rate (“LIBOR”) plus 450 basis points, the JPMorgan Chase Bank prime rate (“Prime”) plus 350 basis points, or the federal funds rate plus 400 basis points. The Term Loan requires quarterly principal payments over the term of the loan ranging from $3,000 to $47,000 with any remaining amount outstanding due on the maturity date. Interest rates on the Term Loans ranged from 8.56% to 8.58% at November 14, 2005 and from 6.67% to 7.27% at December 31, 2004.

Interest rates on the Revolver, as amended, are predicated on the Company’s consolidated leverage ratio, which is a measure of the amount of total debt relative to the Company’s operating income, excluding certain non-cash and non-recurring expenses. Borrowings under the Revolver accrue interest at rates ranging from LIBOR plus 300 basis points to LIBOR plus 400 basis points or from Prime plus 200 basis points to Prime plus 300 basis points. The Company also pays an annual commitment fee on the average unused borrowing

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

availability under the Revolver ranging from 37.5 basis points to 50 basis points. Interest rates on borrowings under the Revolver ranged from 7.99% to 10.00% at November 14, 2005 and from 6.41% to 8.25% at December 31, 2004.

Interest payments are due on the Term Loans and Revolver quarterly. The Revolver, as amended, includes an $80,000 letter of credit facility and a $10,000 swing-line facility. The total loans outstanding under the Revolver, the letter of credit facility and the swing-line facility may not exceed $100,000. At November 14, 2005 and December 31, 2004, the Company had undrawn letters of credit outstanding, primarily to collateralize certain insurance deductibles, of approximately $47,201 and $30,361, respectively. Funds available under the Company’s revolving credit facility at November 14, 2005 and December 31, 2004 totaled $23,799 and $50,839, respectively.

The Credit Agreement provides for certain financial covenants including a leverage ratio and interest coverage ratio. The Company was in compliance with its debt covenants as of November 14, 2005. The Company has pledged all of its assets as collateral for the Credit Facility.

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

The Credit Agreement also requires that the Company maintain an interest rate protection agreement. Effective April 13, 2004, the Company entered into an interest rate cap transaction covering $191,500 of its debt, with a cap based on 30-day LIBOR rates of 6% for $795. The agreement, which has quarterly settlement dates, is in effect through March 31, 2007. The fair value of the interest rate cap at November 14, 2005 of approximately $32 is included in the asset section of the consolidated balance sheet.

The Company has a note payable in the amount of $6,000, which was used to partially finance the acquisition and construction of a water bottling plant in Katy, Texas. The note collateralizes a Variable Rate Demand Industrial Bond issued November 1, 1996 by Waller County Industrial Corporation in the amount of $6,000, due October 30, 2026. The note bears interest at a variable interest rate, not to exceed 15%, that is based primarily on commercial paper rates and is reset quarterly. The interest rate was 3.37% and 2.65% at November 14, 2005 and December 31, 2004, respectively.

10.    Mandatorily Redeemable Preferred Units

In connection with the Transaction, Danone received 325,000 PIK Preferred Units (the “PIK Preferred”) with an initial liquidation preference of $1,000 per unit. The Company shall redeem all issued and outstanding PIK Preferred on November 7, 2011, at a redemption price equal to 100% of the balance in the holder’s capital account in respect of the PIK Preferred (the “PIK Capital Account”), as defined in the Partnership Agreement. However, the date of mandatory redemption will be six months after the maturity date of the securities issued in a

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

High Yield Offering, as defined in the Partnership Agreement. After the fifth anniversary of the Transaction Date, the Company may, at its option, redeem the PIK Preferred, in whole or in part, for cash at a redemption price equal to the holder’s PIK Capital Account and the applicable percentage included in the Partnership Agreement. Upon completion of an initial public offering or change in control (as defined in the Partnership Agreement), the holder may require the Company to purchase all or a portion of its PIK Preferred at a purchase price equal to 101% of its PIK Capital Account. The holder will have no voting rights except as provided by law and as provided in the covenants section of the Partnership Agreement as it relates to the PIK Preferred. The PIK Preferred will rank senior to all Common Units and to all other equity interests of the Company, but will rank junior to all the current and future debt obligations of the Company.

Under the terms of the Partnership Agreement, the Preferred Units will earn additional PIK Preferred Units at a 12% annual rate, compounding semi-annually. The liquidation value of the PIK Preferred is determined by the value of the PIK Capital Account, which cannot exceed the cumulative total PIK Preferred units earned multiplied by $1,000 per unit. The PIK Capital Account was initially set as of November 7, 2003 at $325,000 and will increase, or decrease, as a result of the allocation of net profits and losses among the Company’s capital accounts. Net profits and losses, for purposes of allocation among capital accounts, are determined as specified in the Partnership Agreement. In general, net profits are allocated to the PIK Capital Account first and net losses would be allocated to the PIK Capital Account only after the balances in partner common unit capital accounts are reduced to zero.

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

The Company’s defined benefit pension plan weighted-average asset allocations consist of the following:

Asset category	2005	2004
Equity fund—domestic	46%	46%
Equity fund—international	17%	17%
Bond fund	36%	36%
Cash/Accrued income	1%	1%

	100%	100%

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

The following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet:

	2005	2004
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$5,486	$4,950
Service cost	—	—
Interest cost	272	296
Actuarial loss	539	402
Benefits paid	(175)	(162)

Projected benefit obligation at end of period	$6,122	$5,486

Change in plan assets
Fair value at beginning of period	$3,989	$3,155
Actual return on plan assets	34	195
Employer contributions	401	802
Benefits paid	(175)	(162)

Fair value at end of period	$4,249	$3,990

Funded status
Assets under obligation	$(1,873)	$(1,497)
Unrecognized net actuarial loss	2,999	2,360
Unrecognized prior service cost	1	2

Net amount recognized	$1,127	$865

Component of net periodic benefit cost
Service cost	$107	$120
Interest cost	272	296
Expected return on plan assets	(299)	(288)
Recognized net actuarial loss	58	44
Amortization of prior service cost	1	1

Net periodic benefit cost	$139	$173

In 2005 and 2004, a minimum liability adjustment of ($639) and ($334) was recorded as a component of other comprehensive loss.

Amounts recognized in the balance sheet consist of:

	2005	2004
Accrued benefit costs	$(1,873)	$(1,497)
Intangible assets	1	2
Accumulated other comprehensive income	2,999	2,360

Net amount recognized	$1,127	$865

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

	2005	2004
Projected benefit obligation	$6,122	$5,486
Accumulated benefit obligation	6,122	5,486
Fair value of plan assets	4,249	3,990

The Company expects to contribute $482 to its pension plan in 2006.

The following benefit payments are expected to be paid:

2006	$155
2007	165
2008	180
2009	201
2010	224
Thereafter	1,470

Weighted-average assumptions were as follows:

	2005	2004
Discount rate	5.50%	5.75%
Rate of compensation increase	N/A	N/A
Expected return on plan assets	8.50%	8.50%

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

12.    Defined Contribution and Non-Qualified Deferred Compensation Plans

Defined Contribution Plans

Effective January 1, 1998, WGNA merged its three (3) defined contribution plans into one plan (the “WGNA 401(k) Plan”). The WGNA 401(k) Plan is a defined contribution plan conducted under section 401(k) of the Internal Revenue Code and provides for employee contributions as well as employer matching contributions. Participants in the WGNA 401(k) Plan are comprised of employees of WGNA before the merger. Employees may contribute up to 15% of their pre-tax earnings and the Company matches 50% of the first 6%. The Company’s matching contributions under the WGNA 401 (k) Plan were $0, and $1,184 for the period ended November 14, 2005 for the year ended December 31, 2004, respectively.

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

The Company has a second defined contribution plan under section 401(k) of the Internal Revenue Code that provides for employee contributions as well as employer matching contributions (the “SWNA 401(k) Plan”). Participants in the SWNA 401(k) Plan are comprised of employees of SWNA before the merger. Employees may contribute 2% to 25% of their pre-tax earnings and the Company matches 50% of the first 6%. The Company’s matching contributions under the SWNA 401(k) Plan were $0 and $1,131 for the period ended November 14, 2005 and for the year ended December 31, 2004, respectively.

Effective January 1, 2005, DS Waters of America, LP merged its two defined contribution plans into one plan (the “DSW of America, LP Retirement Savings Plan”). The DSW-RSP is a defined contribution plan conducted under section 401(k) of the Internal Revenue Code and provides for employee contributions as well as employer matching contributions. Participants in the DSW-RSP are comprised of employees of DS Waters of America, LP after the merger. Employees may contribute 1% to 25% of their pre-tax earnings and the Company matches 100% of the first 3%, and 50% of the next 2% contributed. The Company’s matching contributions under the DSW-RSP were approximately $5,437 for the period ended November 14, 2005. The Company’s matching contributions to the WGNA 401(k) Plan and the SWNA 401(k) Plan for the year ended December 31, 2004 were $1,184 and $1,131, respectively.

The Company also has a defined contribution plan for which no employee contributions are required (the “SWNA Profit Sharing Plan”). Annual contributions are made by the Company based on employees’ salaries. Employees’ interests in the contributions vest in 20% increments for each year of service. Participants in the SWNA Profit Sharing Plan are comprised of employees of SWNA before the merger. The Company’s contributions for the period ended November 14, 2005 are expected to be made in the 2nd Quarter of 2006, and are approximately $3,502.

Non-Qualified Deferred Compensation Plans

The Company has a deferred compensation plan available for certain key executives of WGNA prior to the merger (the “WGNA Deferred Compensation Plan”). Participants make voluntary contributions that the Company holds in trust. The Company is not obligated to, and has not, made contributions to this plan. The assets, consisting of marketable equity securities, are legally considered assets of the Company and are subject to the claims of the Company’s general creditors. A liability is recorded which is equal to the value of the assets held in trust. These non-current assets and the related liability are stated at fair value and equaled $672 and $1,034 for the period ended November 14, 2005, and for the year ended December 31, 2004, respectively.

The Company maintains a deferred compensation plan available for a limited number of higher salaried employees of SWNA prior to the merger (the “SWNA Deferred Compensation Plan”). Employees contribute to the plan and the Company accrues interest of approximately 9.5%. Balances are distributed upon termination of employment. The SWNA Deferred Compensation Plan is not funded and the liability is not secured. The Company’s liability under this SWNA Deferred Compensation Plan is recorded in other long-term liabilities and was $0 and $5,996 for the period ended November 14, 2005, and for the year ended December 31, 2004, respectively. The Company’s interest expense related to this plan was $0 and $456 for the period ended November 14, 2005, and for the year ended December 31, 2004, respectively.

Effective January 1, 2005 the Company initiated a third deferred compensation plan available for a limited number of higher salaried employees of DS Waters of America, LP after the merger (the “DS Waters of America, LP Executive Deferred Compensation Plan”). After December 31, 2004, no contributions were made to the “WGNA Deferred Compensation Plan,” or the “SWNA Deferred Compensation Plan.” Employees contribute to the plan and the Company accrues interest of approximately 7.5%. Balances are distributed upon termination of

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

employment. The DSW Deferred Compensation Plan is not funded and the liability is not collateralized. The Company’s liability under this DSW Deferred Compensation Plan is recorded in other long-term liabilities and was $3,842 and $5,996 for the period ended November 14, 2005 and for the year ended December 31, 2004, respectively. The Company’s interest expense related to this plan was approximately $336 and $456, for the period ended November 14, 2005 and for the year ended December 31, 2004, respectively.

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

The following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet:

	2005	2004
Change in accumulated postretirement benefit obligation
Projected accumulated postretirement benefit obligation at beginning of period	$3,066	$2,589
Service cost	—	58
Interest cost	152	169
Actuarial loss	33	347
Benefits paid	(112)	(97)

Accumulated postretirement benefit obligation at end of period	$3,139	$3,066

Funded status
Accumulated postretirement benefit obligation	$3,139	$3,066
Unrecognized net actuarial gain	(1,020)	(1,084)
Unrecognized prior service cost	(775)	(885)

Net amount recognized	$1,344	$1,097

Components of net periodic postretirement benefit cost
Service cost	$—	$58
Interest cost	152	169
Recognized net actuarial loss	97	53
Amortization of prior service cost	110	59

Net periodic postretirement benefit cost	$359	$339

Amounts recognized in the balance sheet consist of:
	2005	2004
Accrued postretirement benefit costs	$1,344	$1,097

The following benefit payments are expected to be paid:

2006	$236
2007	359
2008	482
2009	594
2010	655
Thereafter	1,705

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

Weighted-average assumptions were as follows:

	2005	2004
Discount rate	5.50%	5.75%
Expected return on plan assets	N/A	N/A

Assumed health care cost trend rates were as follows:
	2005	2004
Health care cost trend rate assumed for next year	10.5%	10.5%
Rate to which the cost trend rate is assumed todecline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2013	2013

14.    Lease Commitments

The Company is committed under various capital and operating leases for office space, vehicles, and bottling and distribution facilities. Following is a summary of future minimum payments under capitalized leases and under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of November 14, 2005:

	Capitalized Leases	Operating Leases
2006	$760	$12,999
2007	499	9,009
2008	41	7,267
2009		6,158
2010		4,858
Thereafter		16,744

Total minimum lease payments	1,300	$57,035

Less amount representing interest	82

Present value of minimum capital lease payments	1,218

Current portion	701

Long-term capitalized lease obligations	$517

Rental expense for operating leases the period ended November 14, 2005 and for the year ended December 31, 2004 was $16,180 and $19,669, respectively.

15.    Legal Claims

The Company is subject to legal claims in the ordinary course of business. Management does not believe that the resolution of such claims will result in a material adverse impact on the Company’s financial position, results of operations or liquidity.

DS WATERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For Period Ended November 14, 2005 and Year Ended December 31, 2004

(in thousands of dollars)

16.    Insurance Recovery

During 2004, the Company received an insurance recovery of approximately $3,000 relating to a facility destroyed due to fire in San Diego, California. The insurance recovery is included in other income in the accompanying statement of operations for the year ended December 31, 2004.

17.    Supplemental Cash Flow Disclosure

Cash paid for interest during the period ended November 14, 2005 and the year ended December 31, 2004 was $28,045 and $22,183, respectively.

The Company made some minor acquisitions during the year ended December 31, 2004. The net cash and non-cash paid for acquisitions are as follows:

Fair value of assets acquired
Accounts receivable	$239
Inventory	11
Intangible assets	1,340
Other assets	15

Total assets	$1,605
Fair value of liabilities assumed
Accounts payable	118
Notes payable	—

Net assets acquired	$1,487

Purchase price—cash	$998

Purchase price—non-cash	$489