Form 20-F/A
period 2005-12-31
GROUPE DANONE
filed 2007-02-16
CIK 1048515

As filed with the Securities and Exchange Commission on February 16, 2007

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

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT TO APPLICATION OR REPORT

FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

GROUPE DANONE

AMENDMENT NO. 2 TO FORM 20-F

The undersigned registrant hereby amends the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed by Groupe Danone, on April 20, 2006, as amended by Amendment No. 1 filed on June 20, 2006 (the “Form 20-F”).

This Amendment No. 2 has been made to refile the consolidated financial statements of DS Waters, LP as of and for the periods ended November 14, 2005 and December 31, 2004 to correct three typographical errors on page F-100 and also to refile corrected independent auditors’ reports for DS Waters, LP with additional auditor information.

Other than the foregoing item, this Amendment No. 2 does not amend, update or restate any other sections of the Form 20-F. This Amendment No. 2 does not reflect events occurring after the filing of the Form 20-F on April 20, 2006. The filing of this Amendment No. 2 should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to April 20, 2006. Investors should not rely upon this amendment as a reaffirmation or reiteration of forward-looking statements that were made in the original filing and are reprinted in this amendment.

1

Item 19.    Exhibits

10.1	Consent of PricewaterhouseCoopers LLP.

10.2	Consent of PricewaterhouseCoopers LLP.

12.1	Certification of Franck Riboud, Chairman and Chief Executive Officer of Groupe Danone, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Antoine Giscard d’Estaing, Executive Vice-President—Finance, Strategy and Information Systems of Group Danone, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

2

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 16, 2007

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

Atlanta, Georgia

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

Atlanta, Georgia

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

DS WATERS, LP

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

Period Ended November 14, 2005 and Year Ended December 31, 2004

	November 14, 2005	December 31, 2004
	(in thousands of dollars)
Net product sales	$603,073	$668,662
Rental revenue	92,816	121,392

Net sales	695,889	790,054
Cost of sales	258,237	282,571

Gross profit	437,652	507,483
Selling, distribution and administrative expenses	458,506	543,715
Impairment of goodwill and tradename intangibles	245,960	524,500
Impairment of long-lived assets	62,701	—
Amortization expense	19,614	23,182

Loss from operations	(349,129)	(583,914)
Other expenses
Interest expense, net	32,620	24,011
Other income	(3,095)	(1,868)

Net loss	$(378,654)	$(606,057)

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