Form 20-F
period 2006-12-31
GROUPE DANONE
filed 2007-04-02
CIK 1048515

As filed with the Securities and Exchange Commission on April 2, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

260,864,746 ordinary shares, nominal value € 0.50 per share at December 31, 2006

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

The Company’s next general meeting of shareholders has been called for April 26, 2007.

Unless the context requires otherwise, all references herein to “markets” for particular products, or to market share, refer to markets for packaged products and exclude products which may be otherwise marketed or sold. Unless indicated otherwise, information relating to market share and position are based on volume sold. All references herein to “fresh dairy products” and the dairy products business or markets refer to processed dairy products and exclude milk, cream and butter. All references to “packaged water” refer to bottled water as well as water sold in large containers. The market share and volume data contained in this annual report have been compiled by the Company based in part upon statistics and other information obtained from several third-party sources. In addition, the Company utilizes its own surveys of competitors’ sales and customers’ purchases and inventory levels.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this annual report that are not historical facts, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information—Risk Factors,” “Item 4. Information on Groupe Danone,” particularly the subsection “—Business Strategy,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” are statements of future expectations. Forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, as amended) can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “is expected to,” “will,” “will continue,” “should,” “would,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or comparable terminology, or by discussions of strategy, plans or intentions. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the risks of actual or alleged contamination or deterioration of food products;

•	risks and uncertainties attendant to doing business in numerous countries which may be exposed to, or may have recently experienced, economic or governmental instability;

•	changes in economic trends and seasonality;

•	pricing and availability of raw materials;

•	changes in exchange rates, particularly the exchange rates of the euro to non-euro currencies;

•	customers and market concentration;

•	changes in laws and regulations;

•	increasing levels of competition in France and other international prepared food and beverage markets; and

•	general competitive and market factors on a global, regional and/or national basis.

Readers are urged to carefully review and consider the various disclosures made by the Company that attempt to advise interested parties of the factors affecting the Company’s business, including the disclosures made under the captions “Item 3. Key Information—Risk Factors,” “Item 4. Information on Groupe Danone,” particularly the subsection “—Business Strategy,” and “Item 5. Operating and Financial Review and Prospects” in this annual report, as well as in the Company’s other periodic reports on Form 6-K submitted to the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any industry information or forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or that the original amounts could have been, or could be, converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of euro into U.S. dollars have been made at the rate of $ 1.3197 per € 1.00, or € 0.7577 per $ 1.00, the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 29, 2006. See “—Exchange Rate Information” below for information regarding the euro/U.S. dollar exchange rates from 2002 to the present.

Unless otherwise indicated, the financial information contained in this annual report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, which differ in certain significant respects from United States generally accepted accounting principles (“U.S. GAAP”). See Note 2 to the Company’s audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 (the “Consolidated Financial Statements”) included elsewhere in this annual report for a description of the principal differences between IFRS and U.S. GAAP, as they relate to the Group, and a reconciliation to U.S. GAAP of net income and stockholders’ equity.

The table below presents selected consolidated financial data for the Group for the three-year period ended December 31, 2006. Such data have been extracted or derived from the Consolidated Financial Statements of the Group, and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The Consolidated Financial Statements have been audited by PricewaterhouseCoopers Audit, independent registered public accounting firm, as indicated in their report thereon, dated March 27, 2007, which also appears in this annual report.

	Year ended December 31,
	2004	2005	2006	2006(1)
	(in millions of €, except per share data)			(in millions of $, except per share data)
Amounts in accordance with IFRS:

Consolidated Income Statement Data
Net sales	€12,273	€13,024	€14,073	$18,572
Trading operating income	1,608	1,738	1,914	2,526
Operating income	1,559	1,706	1,874	2,473
Net income from discontinued operations	47	504	154	203
Net income from continuing operations	591	1,167	1,406	1,855
Net income—attributable to the Group	449	1,464	1,353	1,786
Net income—attributable to minority interests	189	207	207	273
Earnings per share attributable to the Group(2)	1.79	5.95	5.57	7.35
Earnings per share from continuing operations attributable to the Group	1.60	3.90	4.96	6.55
Diluted earnings per share attributable to the Group(2)	1.79	5.87	5.53	7.30
Diluted earnings per share from continuing operations attributable to the Group(2)	1.62	3.86	4.92	6.49

Consolidated Balance Sheet Data
Current assets	€5,427	€6,118	€6,154	$8,121
Non-current assets	10,652	10,607	10,702	14,123
Total assets	16,079	16,725	16,856	22,245
Net debt(3)	4,538	3,572	2,902	3,830
Stockholders’ equity attributable to the Group	4,256	5,280	5,823	7,685
Minority interests	250	341	246	325
Dividends per share(2)	1.35	1.70	2.00	2.64

Cash Flow Statement Data
Cash flow provided by operating activities, excluding changes in working capital	€1,574	€1,716	€1,891	$2,496
Cash flow provided by operating activities	1,694	1,847	2,169	2,862
Cash flow provided by (used in) investing activities	214	312	(501)	(661)
Cash flow used in financing activities	(1,872)	(2,102)	(1,553)	(2,049)

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on December 29, 2006 of $ 1.3197 per € 1.00.
(2)	Earnings and dividends per share have been adjusted following the June 2004 two-for-one stock split. Basic earnings per share is based on an average number of shares of 250,671,990, 246,038,406 and 242,734,094 as of December 31, 2004, 2005 and 2006, respectively. Diluted earnings per share is based on the average number of shares outstanding during the year assuming full conversion of all common stock equivalents and convertible bonds and taking into account the related reduction in interest charges, net of tax. Such average number of shares was 257,530,982, 250,280,950 and 244,688,913 for the years ended December 31, 2004, 2005 and 2006, respectively. Dividends for 2006 will be submitted for the approval of the annual shareholders’ meeting on April 26, 2007.
(3)	Net debt is defined as current and non-current financial liabilities less cash, cash equivalents and marketable securities. Danone’s management uses net debt as an internal liquidity indicator. Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition” for a reconciliation of net debt to total debt.

The table below presents selected consolidated financial data for the Group for the five-year period ended December 31, 2006 in accordance with U.S. GAAP.

	Year ended December 31,
	2002	2003	2004	2005	2006	2006(1)
	(in millions of €, except per share data)					(in millions of $, except per share data)
Approximate amounts in accordance with U.S. GAAP(2):

Consolidated Income Statement Data
Net sales	€12,155	€11,678	€12,072	€12,806	€13,953	$18,414
Operating income	2,095	1,511	1,465	1,649	1,824	2,407
Net income	1,420	923	399	1,335	1,326	1,750
Of which net income from continuing operations	1,378	874	341	906	1,141	1,506
Of which net income from discontinued operations	42	49	58	429	185	244
Earnings per share (basic)(3)	5.38	3.63	1.59	5.43	5.46	7.21
Of which earnings per share from continuing operations	5.23	3.43	1.36	3.68	4.70	6.20
Of which earnings per share from discontinued operations	0.16	0.20	0.23	1.75	0.76	1.00
Earnings per share (diluted)(3)	5.22	3.54	1.57	5.35	5.42	7.15
Of which earnings per share from continuing operations	5.04	3.34	1.35	3.62	4.66	6.15
Of which earnings per share from discontinued operations	0.18	0.20	0.22	1.73	0.76	1.00
Earnings per ADS (diluted)(3)(4)	1.05	0.71	0.31	1.07	1.08	1.43
Of which earnings per ADS from continuing operations	1.01	0.67	0.27	0.72	0.93	1.23
Of which earnings per ADS from discontinued operations	0.04	0.04	0.04	0.35	0.15	0.20

Consolidated Balance Sheet Data
Stockholders’ equity attributable to the Group	4,836	4,671	4,472	5,434	5,973	7,883
Total assets	15,260	14,355	13,285	13,993	14,753	19,470

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on December 29, 2006 of $ 1.3197 per € 1.00.
(2)	For a description of the reconciliation to U.S. GAAP, see Note 2 to the Consolidated Financial Statements.
(3)	Earnings per share have been adjusted following the June 2004 two-for-one stock split. Basic earnings per share is based on an average number of shares of 263,700,262, 254,583,270, 250,671,990, 246,038,406 and 242,734,094 as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively. Diluted earnings per share and ADS are based on the average number of shares outstanding during the year assuming full conversion of all common stock equivalents and convertible bonds and taking into account the related reduction in interest charges, net of tax. Such average number of shares was 274,482,258, 263,196,496, 257,530,982, 250,280,950 and 244,688,913 for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively.
(4)	Earnings per American Depositary Share, or ADS (diluted), has been calculated by dividing Earnings per share (diluted) for the applicable period as set forth in the immediately preceding line in the table, by five to reflect the ratio of one-fifth of one share per ADS.

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

	U.S. dollars per € 1.00
	Yearly/Period end rate	Average Rate(1)	High	Low
Yearly amounts
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.27	1.33	1.19
Monthly amounts
September 2006	1.27	1.27	1.28	1.26
October 2006	1.28	1.26	1.28	1.25
November 2006	1.33	1.29	1.33	1.27
December 2006	1.32	1.32	1.33	1.31
January 2007	1.30	1.30	1.33	1.29
February 2007	1.32	1.31	1.32	1.29
March 2007	$1.34	$1.32	$1.34	$1.31

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

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

The actual or alleged contamination or deterioration of the Group’s products, or of similar products of other producers, could hurt the Group’s reputation and its operating results and financial condition

The Group’s business could be negatively affected by the actual or alleged contamination or deterioration of certain of its principal products, or of similar products sold by other producers. A substantial portion of the Group’s products, such as fresh dairy products, must be maintained within certain temperatures to retain their flavor and nutritional value and avoid contamination or deterioration. Depending on the specific type of food product, a risk of contamination or deterioration exists at each stage of the production cycle, including the purchase and delivery of food raw materials such as milk, the processing and packaging of food products, the stocking and delivery of finished products to distributors and food retailers, and the storage and shelving of finished products at the points of final sale. With respect to bottled water, the natural sources of Danone’s supply may be subject to pollution. In addition, as part of its strategy of promoting products with a strong health component, the Group is developing more and more complex products made from organic materials, especially probiotics. In the event that certain of Danone’s products are found, or are alleged, to have suffered contamination or deterioration, whether or not while such products were under Danone’s control, the Group’s net sales, results of operations and financial condition could be materially adversely affected. In addition, reports or allegations of inadequate product quality control with respect to certain products of other food manufacturers could negatively impact sales of the Group’s products. The Group believes that it has put in place measures to limit the risk of contamination, in particular through regular audits of its sites, alliances with scientific organizations of international standing and the implementation of zero-tolerance quality assurance and food safety policies.

Instability in markets where the Group operates could harm its business

The Group’s operations are subject to the risks and uncertainties attendant to doing business in numerous countries which may be exposed to, or may have recently experienced, economic or governmental instability, particularly in Latin America, Asia and the Middle East. Also, a number of countries in which the Group’s operations are conducted have less developed and less stable legal environments, maintain controls on the repatriation of profits and invested capital, impose taxes and other payments and put in place restrictions, sometimes retroactively, on the activities of multinational companies. Management believes that it has taken and continues to take appropriate measures to minimize the risks arising from the Group’s international operations. However, there can be no assurance that the financial results of the Group could not be materially affected by a downturn in economic or political conditions or by any regional crisis or significant regulatory change.

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

Price increases and shortages of food and packaging raw materials could adversely affect the Group’s results of operations

The Group’s results of operations may be affected by the availability and pricing of raw materials, principally materials needed to produce Danone’s food and beverage products, mainly including milk, wheat, sugar and cocoa, and materials needed for packaging its products, mainly including PET and PVC plastics and light cardboard for cartons. Factors such as changes in the global or regional levels of supply and demand, weather conditions and government controls could substantially impact the price of food and packaging raw materials. A substantial increase in raw material prices (if not passed on to customers through price increases) or a continued interruption in supply could have a material adverse effect on the Group’s financial condition and results of operations.

The Group’s results of operations and financial condition could be harmed by changes in exchange rates

The Group publishes its Consolidated Financial Statements in euro. In addition, in 2006, approximately 48% of the Group’s consolidated net sales and approximately 60% of its trading operating income were in euro. However, a substantial portion of the Group’s assets, liabilities, sales, costs and earnings are denominated in currencies other than the euro, particularly in the Chinese yuan, the U.S. dollar and U.S. dollar-influenced currencies, the British pound or the Polish zloty. As a result, the Group is exposed to fluctuations in the values of such currencies against the euro with respect to the translation into euro of amounts to be reflected in its Consolidated Financial Statements. These currency fluctuations, especially with respect to these principal non-euro currencies, can have a significant impact on the Group’s results of operations. In particular, the appreciation of the euro relative to other currencies decreases the euro value of the contribution to the Group’s consolidated results and financial condition of subsidiaries which maintain their financial accounts in such other currencies. In addition, to the extent the Group incurs expenses and effects sales in different currencies in cross-border transactions, fluctuations in exchange rates can also affect the profitability of such transactions. As a result of the Group’s international strategy, the contribution by international activities to consolidated net sales, operating results and net income is expected to continue to increase over time.

The Group’s dependence on key customers and increased market concentration could negatively affect the Group’s ability to achieve its targeted margins and reduce its competitiveness

While the final consumers of Danone products are individual retail customers, Danone sells its products principally to major retail and grocery chains. The distribution market has become increasingly concentrated. In 2006, the Group’s ten largest customers worldwide accounted in the aggregate for approximately 28% of the Group’s consolidated net sales. Six of those customers are French companies and the Group’s largest client, Carrefour, represented approximately 8% of the Group’s consolidated net sales in 2006. Any increase in the Group’s dependence on key customers or market concentration generally could negatively affect the margins and competitiveness of the Group.

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

The Group may not be able to adequately protect its intellectual property rights

Given the importance of brand recognition to its business, the Group has invested considerable effort in protecting its portfolio of intellectual property rights, including trademark registration, such as, for example, the trademarks Danone, Evian and LU. The Group also uses security measures to protect its patents, licenses and proprietary formulae. However, the Group cannot be certain that the steps it has taken will be sufficient to protect its intellectual property rights adequately or that third parties will not infringe upon or misappropriate its proprietary rights. Moreover, some of the countries in which the Group operates offer less protection for intellectual property rights than Europe or North America. If the Group is unable to protect its proprietary rights against infringement or misappropriation, its future financial results and its ability to develop its business could be harmed.

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

Competition may lead to a reduction of the Group’s margins and a decline in profitability

The markets for each of Danone’s main business lines are highly competitive markets in which large international groups and numerous local actors are present. In Western Europe and North America, the markets served by Danone tend to be relatively mature and competition for market share is therefore particularly intense. With respect to the Group’s activities outside Western Europe and North America, certain international food and beverage groups also have important positions in certain product lines and in certain emerging markets and seek to expand such positions or enter new markets. In addition, certain retail and grocery chains have developed their own private labels and certain of Danone’s customers also offer their own competing products. As a result, the Group must continually strive to strengthen the selling power and premium image of its brand names, differentiate its products and improve the efficiency and management of its operations in order to maintain or increase its profit margins. Failure to remain competitive would have a material adverse effect on the Group’s operating results and financial condition.

The Group’s sales may be affected by overall economic trends in its principal geographic markets

As a producer principally of consumer foods and beverages, the Group’s results of operations may be affected by the overall economic trends of its principal geographic markets. In periods of economic slowdown, consumer purchase decisions may be affected by specific consumer behaviors, thus creating negative pressure on the Group’s net sales.

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

In 1997, the Group’s management decided to focus on three core activities on a worldwide basis (fresh dairy products, beverages, and biscuits and cereal products). The Group has since completed several significant divestitures in grocery, pasta, ready-to-serve meals and confectionery activities, mainly in France, Belgium, Italy, Germany and Spain. In 1999 and 2003, the Group sold 56% and 44%, respectively, of the capital of BSN Glasspack, the holding company of its glass containers business, and, in 2000, the Group sold most of its European beer activities to different companies in the industry, including Scottish & Newcastle. In 2002, the Group sold Kro Beer Brands, which held the brands Kronenbourg and 1664, among others; its Italian cheese and meat activities (Galbani); as well as its beer producing activities in China. In 2005, the Group sold its sauces activities in the United Kingdom and in the United States and, in January 2006, its sauces activities in Asia. In addition, in 2005 the Group finalized its exit from the European beer activities, selling its interest in the Spanish company Mahou. These divestitures since 1997 represented net sales of approximately € 5.9 billion in the aggregate.

This strategy enabled Danone to concentrate its financial and human resources on product lines with strong commercial potential and in which the Group holds leading local positions as well as to pursue its expansion outside Western Europe through internal growth, strategic acquisitions and the creation of companies.

Since 1998, the Group has been organized around three core activities:

•	fresh dairy products, including yogurts, dairy desserts and infant foods, representing approximately 56% of consolidated net sales in 2006;

•	beverages, representing approximately 28% of consolidated net sales in 2006; and

•	biscuits and cereal products, representing approximately 16% of consolidated net sales in 2006.

Key Events in 2006

The Group’s revenue in 2006 amounted to € 14,073 million, an increase of 8.1% compared to 2005. At constant exchange rates and scope of consolidation, growth in revenue was 9.7%, one of the best performances ever for the Group, in particular in the fourth quarter. Trading operating margin, which increased for the twelfth consecutive year, by 25 basis points in 2006, reached 13.60%, compared to 13.35% in 2005, in spite of a large increase in the cost of transport and the price of certain raw materials, in particular, plastics.

In 2006, the Group again demonstrated its ability to innovate and extend the territory of its brands and products, both in terms of geographic extent and range of products. In its fresh dairy product segment, the Group (i) successfully launched the Activia product line in the United States and Senja, a 100% vegetable specialty soy product, in France and Spain, and (ii) penetrated the organic product market in Europe, with the launch of the Les 2 Vaches des Fermiers du Bio line in France and acquired an interest in the Irish company Glenisk. In its beverages business, the Group developed new formats for its products, launched a line of flavored products in France, Germany and the United Kingdom and continued the deployment of its functional beverages V and Mizone. In its biscuits and cereal products business, the Group continued its policy of expanding its brands with the launch of its Mini Ourson product, as well as the launch of new flavors in its savory product line Tuc and its Mikado product line.

Finally, as part of its strategy of maintaing profitable growth of its businesses, the Group completed sales and acquisitions of equity interests in 2006 (see “Item 5. Operating and Financial Review and Prospects—Overview” and Note 3 to the Consolidated Financial Statements). In particular, the Group:

•	finalized its exit from the sauces business, disposing of its Asian interests in this segment, and

•	continued its geographic expansion, in particular in Asia in the fresh dairy products segment (see “Item 4. Information on Groupe Danone—Products and Markets”).

Business Overview

Danone is one of the world’s leading food companies, with worldwide sales and operating income of approximately € 14.1 billion and € 1.9 billion, respectively, in 2006. By volume, Danone is the world’s leading producer of fresh dairy products, the second largest producer of biscuits and cereal products and the second largest producer of packaged water. Danone’s brands include national and international market leaders such as Danone (Dannon in the United States), the world’s leading brand of fresh dairy products; Evian, the world’s leading brand of bottled still water; Volvic, the Group’s other major international brand of bottled still water; LU, Europe’s leading biscuits brand; Wahaha, the leading Chinese brand of bottled water; and Aqua, the leading brand of packaged water in Indonesia. In addition, the Group is also a leader in the infant food market in France through its subsidiary Blédina. Overall, approximately 80% of world sales were realized through leading positions in local markets.

The Group’s strategy of international expansion, through both internal and external growth, has led to a significant increase in net sales outside Western Europe. These sales represented 50% of total net sales in 2006 compared to less than 15% in 1995.

The brand name Danone (Dannon in the United States) currently represents approximately 49% of the Group’s net sales and experienced growth of close to 8% in 2006 at constant exchange rates and scope of consolidation. In addition to fresh dairy products, the brand has been extended to certain other products, such as bottled water in the United States and certain European countries as well as biscuits in certain countries in Asia. Four of the Group’s brands (Danone, LU, Evian and Wahaha) represent approximately 70% of the Group’s net sales. These four brands had a growth rate in net sales at constant exchange rates and scope of consolidation of more than 10% in 2006.

In addition, the Group has developed two probiotic dairy product lines known under the names Actimel on the one hand and Activia and Bio on the other, and a line of low-fat products, under the names Taillefine, Vitalinea, and Ser, as well as a “fromage frais” line designed for children known under the brands Danonino, Danimals, and Petit Gervais. These brands, which are progressively being extended to all countries in which the Group is present, represented 45% of the Group’s growth in net sales in 2006.

Danone’s main product for export is bottled water, mainly under the brand names Evian and Volvic. Evian was exported to approximately 150 countries in 2006 and has strong market shares in the United Kingdom, Germany and Japan. Volvic is the leading still mineral water brand in Germany and the leading imported water in Japan.

The Group also has a strategy of internal and external growth aimed at establishing a geographic balance between developed and emerging countries. In this context, the Group has identified new geographic regions (“Nouvelles Frontières”) which constitute areas of growth: China, Indonesia, Mexico, Russia and the United States in fresh dairy products. These new geographic regions represented 28% of the Group’s net sales in 2006.

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

The continued internal growth of the Group in recent years is based upon the Group’s ability to sell quality products satisfying demands of local markets by (i) improving the products sold by recently acquired companies, (ii) introducing products that are accessible to large numbers of consumers in emerging countries in order to develop mass consumption of packaged food products and ensure demand for the Group’s brands for the future and (iii) taking advantage of the Group’s marketing expertise to sell value-added products already sold in other countries, to accompany increases in purchasing power and developments in consumer trends. The Group believes that demographic trends and economic developments in Asia and Latin America will lead in the medium term, despite possible economic difficulties, to significant market expansion. The progressive improvement in the purchasing power of local populations, together with the development of a middle class, is expected to increase demand for bottled beverages and branded food products.

The Group will continue to follow a strategy whereby its three business lines will grow profitably as a model of development to guarantee the Group’s values and specificity.

In 2007, Danone’s objective is to achieve a growth rate of 6% to 8% at constant exchange rates and scope of consolidation by (i) having a portfolio of activities concentrated on dynamic health-oriented products, especially in fresh dairy products, (ii) advertising and promoting a selected number of major brands, (iii) having a significant presence in countries which present the best prospects for long-term growth, particularly China, Mexico and Indonesia, (iv) occupying strong leading positions in local markets in each business line and (v) offering promising innovations based on satisfaction of consumers.

Net sales growth at constant exchange rates and scope of consolidation is expected to continue to be a leading force for improving the Group’s economic performance, due to the continuing leadership of products generating a favorable mix effect and the achievement by the Group of a critical size in several emerging markets. Concurrently, the Group will continue to promote numerous initiatives aimed at increasing its global efficiency and widespread appeal. In a difficult international economic climate and in the absence of a significant crisis, Danone’s objectives for 2007 are to increase its trading operating income by between 7% and 10%, to improve consolidated trading operating margin at constant exchange rates and scope of consolidation by more than 20 basis points and to increase current net earnings per share by more than 10%.

The Group will continue its policy of making acquisitions in order to consolidate current positions and to hold leading local market positions in each of its business lines. With significant free cash flow (defined as cash flows provided by operating activities less capital expenditures net of disposals) and a level of net debt (defined as current and non-current financial liabilities less cash, cash equivalents and marketable securities excluding financial liabilities linked to options granted to minority stockholders) representing less than one year of cash flow provided by operating activities, excluding changes in net working capital, the Group possesses the necessary resources to sustain its growth.

Products and Markets

The tables below show, for each of the years 2004, 2005 and 2006, consolidated net sales and trading operating income by business line and principal geographic area.

Business Lines

	Year ended December 31,
	2004		2005		2006
	(millions of €, except percentages)
Net Sales(1)
Fresh dairy products	6,510	53.0%	7,184	55.1%	7,934	56.4%
Beverages(2)	3,201	26.1%	3,473	26.7%	3,942	28.0%
Biscuits and cereal products(3)	2,562	20.9%	2,367	18.2%	2,197	15.6%

Total	12,273	100.0%	13,024	100.0%	14,073	100.0%

Trading Operating Income(1)
Fresh dairy products	917	57.0%	1,019	58.6%	1,109	58.0%
Beverages(2)	493	30.7%	474	27.3%	504	26.3%
Biscuits and cereal products(3)	278	17.3%	343	19.7%	301	15.7%
Unallocated income (expense)(4)	(80)	(5.0)%	(98)	(5.6)%	—	—

Total	1,608	100.0%	1,738	100.0%	1,914	100.0%

(1)	Net sales or trading operating income of Danone’s subsidiaries after elimination of sales between companies belonging to the same division and elimination of intra-group sales. Intra-group sales consist of sales of products between companies that are in different divisions. Intra-group sales were € 22 million in 2006 (€ 20 million in 2005 and € 21 million in 2004).
(2)	The beverages businesses in Italy, sold in January 2005, were only consolidated in 2004.
(3)	In 2004, the biscuits businesses in the United Kingdom and Ireland, which were subsequently sold, were only consolidated during the first nine months of the year. In addition, the biscuits business in Latin America were only consolidated in 2004. The biscuits businesses in India were deconsolidated beginning July 1, 2006 (see Note 8 to the Consolidated Financial Statements).
(4)	Unallocated income (expense) represents the balance of Group income (expenses) that have not been allocated to any specific operating division. In 2006, the Group established a system of analysis allowing it to allocate all of this income and expense to business lines.

Geographic Areas

	Year ended December 31,
	2004		2005		2006
	(millions of €, except percentages)
Net Sales(1)
Europe(2)	8,096	66.0%	8,179	62.8%	8,582	61.0%
Asia	1,965	16.0%	2,235	17.2%	2,429	17.3%
Rest of the World	2,212	18.0%	2,610	20.0%	3,062	21.7%

Total	12,273	100.0%	13,024	100.0%	14,073	100.0%

Trading Operating Income(1)
Europe	1,209	75.2%	1,266	72.8%	1,295	67.7%
Asia	259	16.1%	256	14.7%	244	12.7%
Rest of the World	220	13.7%	314	18.1%	375	19.6%
Unallocated income (expense)(3)	(80)	(5.0)%	(98)	(5.6)%	—	—

Total	1,608	100.0%	1,738	100.0%	1,914	100.0%

(1)	Net sales or trading operating income of the Group’s subsidiaries after elimination of sales between companies belonging to the same area and elimination of inter-region sales.
(2)	France represented approximately 34% of net sales for Europe in 2006 (35.3% in 2005 and 36.8% in 2004).
(3)	Unallocated income (expense) represents the balance of Group income (expenses) that have not been allocated to any specific operating division. In 2006, the Group established a system of analysis allowing it to allocate all of this income and expense to business lines.

Fresh Dairy Products

With net sales of fresh dairy products in 2006 of over € 7.9 billion, representing approximately 4.6 million tons, Danone is the leading producer of fresh dairy products worldwide, with approximately 20% of the world’s market share and a weighted average market share of approximately 36% in the countries in which the Group is present, which is four times more than its closest competitor. Danone’s principal products in this business line are yogurts and similar products which, together, accounted for close to 95% of Danone’s total net sales of fresh dairy products in 2006, with the remainder represented by infant food sold principally in France under the Blédina brand.

Principal Markets.    Sales in Europe accounted for 67% of net sales of fresh dairy products and sales in the Rest of the World accounted for 33%. Danone’s principal markets for fresh dairy products in Europe are France, Spain, Germany, Italy and the Benelux countries, which together accounted for slightly more than 45% of Danone’s sales of fresh dairy products in 2006. In the Rest of the World, the Group’s principal markets are the United States, Mexico, Argentina and Brazil. This segment is undergoing a strategy of geographic expansion, with a goal of being established in five new countries per year between 2007 and 2011. This strategy is accompanied by a constant effort to make the main product lines in the segment accessible in terms of price and distribution.

In France, Danone is the market leader for fresh dairy products with over one-third of the total market. Danone markets yogurts and similar products and other fresh dairy products principally under the Danone brand name. The Group is also the market leader in France for infant food with its brand Blédina. After experiencing negative growth in 2004 and 2005 due primarily to difficult consumption conditions in France and competing retail and discount brands, sales for this segment in France experienced a slight positive growth in 2006.

In Spain, Danone has a 57.15% interest in Danone S.A., Spain’s leading producer of fresh dairy products with a share of the Spanish market of approximately 46%. Danone is also the leading producer of yogurt in Italy, with a market share of approximately 25%.

In Germany, where Danone is the leader in a relatively fragmented market, sales in this segment grew by more than 11% in 2006. Danone also markets its products in Belgium and Portugal where it holds leading positions through locally established production subsidiaries and in The Netherlands, Denmark, Ireland, Austria, Switzerland, Finland, Sweden and Greece through marketing subsidiaries and franchises that sell Danone’s product lines.

In the United Kingdom, Danone is the second largest player in the fresh dairy product market in the United Kingdom and the third in low-fat products, due in particular to the brand Shape.

In 2006, the Group created Stonyfield Europe, a company specializing in organic fresh dairy products. The first initiative of Stonyfield Europe was to take a 37% interest in Glenisk, the leader in Ireland in organic fresh dairy products.

In Eastern Europe, Danone is the leading producer of fresh dairy products in Poland, Hungary, the Czech Republic, Bulgaria, Romania and Turkey. In each of these countries, the Danone brand name has one of the highest levels of brand awareness in the food market. The Group holds a major position in Russia, a country where the Group’s production capacity increased significantly in 2004 and 2005 and that is one of the Group’s “Nouvelles Frontières” countries due to its potential for growth. In addition, the Group has a market presence in Croatia and the Baltic countries. The Group reinforced its presence in the Ukraine in 2006 with the acquisition of JSC Molochnyi Zavod “Rodich.”

Danone is the leading producer of fresh dairy products in terms of both net sales and volumes in Latin America. Danone is in a leading market position in Mexico, Argentina and Brazil. In addition, the Group announced in February 2007 the formation of a joint venture with the Colombian company Alqueria to develop the fresh dairy products market in Colombia. In North America, the Group occupies the leading position in both Canada and the United States. The fresh dairy products business in the United States, which includes the Dannon Company and Stonyfield Farm, the leader in the market for organic products, is one of the “Nouvelles Frontières” countries due to its strong potential for growth. Sales in the United States in this segment experienced growth of over 11% in 2006 at constant exchange rates and scope of consolidation, due in particular to the successful launch of the Activia product line in January 2006.

In 2005 and 2006, the Group reinforced its presence in the North Africa/Middle East region, notably in Algeria where it gained control of Danone Djurdjura in 2006, in Egypt, where it acquired the company Olait (renamed Danone Dairy Egypt) in 2005, and in Saudi Arabia, where it gained control of the Al Safi Danone Company in 2005. Danone Djurdjura and the Al Safi Danone Company are the leaders in their respective markets. The Group also has minority interests in major producers of fresh dairy products in Morocco, Tunisia and Israel, which all have leading positions in their respective countries. In addition, the Group is present in South Africa, with a majority interest in Danone Clover.

The Group is currently actively extending its presence in the fresh dairy products market in the Asia-Pacific region. The Group has been present for several years in Australia through a license agreement and in Japan through the joint venture Calpis Ajinomoto Danone. The Group has recently established itself in China, India, Bangladesh and Thailand and reinforced its presence in Japan. In Japan, the Group holds a minority interest in Yakult, with which the Group entered into a partnership in the beginning of 2004 with the objective of further accelerating the growth of both companies in the functional food market and strengthening their market leadership in probiotics. In 2005 and 2006, this partnership led to the formation of joint ventures in India and Vietnam, with the goal of developing the local market in probiotics. In January 2007, the Group acquired all of the shares of the joint venture Calpis Ajinomoto Danone. The new entity, named Danone Japon, will maintain close cooperation with Ajinomoto, which will continue to be the sole distributor for fresh dairy products of Danone Japon, and with Calpis, which will continue to be the supplier for certain raw materials. In China, the Group, which holds a 20% interest in Shanghai Bright Dairy, concluded a joint venture agreement in late 2006 with China Mengniu Dairy Company Limited, for the development, production and distribution of fresh dairy products in China. The Group holds 49% of this joint venture, which benefits from Mengniu’s leading position on the Chinese market for fresh dairy products. In 2005, the Group opened a new research and development center in Shanghai with the purpose of accelerating its presence in the fresh dairy product market in Asia. In Bangladesh, the Group partnered with the Grameen group in 2006 to create Grameen Danone Foods Social Business. This initiative has the goal of offering healthy food to underprivileged populations suffering from nutritional deficiencies in Bangladesh and to contribute to the reduction of poverty by establishing a single business model of proximity. Finally, in January 2007, the Group announced the creation of a fresh dairy products company in Thailand, named Danone Dairy Thaïlande, and the formation of a strategic partnership with Dutch Mill Co.

Principal Brand Names.    The Group has developed two lines of probiotic dairy products known under the names Actimel on the one hand and Activia and Bio on the other, a line of low-fat products, under the names Taillefine, Vitalinea, and Ser, and a line of “fromage frais” designed for children, known as Danonino, Danimals and Petit Gervais.

Driven by health consciousness and numerous scientific discoveries, the probiotic market is one of the most dynamic in the fresh dairy product segment. Actimel, a probiotic dairy product that helps to strengthen natural defenses, has been produced for over ten years and continues to exhibit strong growth in sales. Net sales at constant exchange rates and scope of consolidation increased by more than 12% in 2006, reaching over € 1 billion. The growth of Actimel represented nearly 9% of the Group’s growth in net sales in 2006. Furthermore, the strong rates of growth recorded in 2006 in Argentina, Russia and Romania confirm the potential of this type of product in emerging countries. Similarly, the line of probiotic products to facilitate intestinal digestion, marketed under the name Activia, experienced very strong growth during the last years. Its net sales at constant exchange rates and scope of consolidation increased by nearly 50% in 2006, reaching nearly € 1,279 million. The growth was especially strong in the United States, where the line was launched in January 2006, Germany, the United Kingdom, Mexico and Brazil. The product line is expected to be introduced in additional countries.

Petit Gervais aux Fruits, the “fromage frais” designed for children, is now consumed in 43 countries. The growth has been driven by a strategy of constant innovation and local adaptation (from one country to another the product line has different names: Danonino, Danimals, Petits Gervais). Its net sales at constant exchange rates and scope of consolidation increased by more than 4% in 2006, reaching nearly € 775 million. Furthermore, in 2004, Petit Gervais aux Fruits underwent an organoleptic renovation and nutritional adaptation. A series of studies was performed on children aged five to eight in the countries where this product is sold in order to identify consumer preferences. These studies were incorporated in the development of new flavors in each of these countries.

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

In 2006, several launches confirmed the ability of this segment to innovate and adapt global concepts to the local market:

•	In the United States, the Group successfully launched the Activia product line.

•	In France and Spain, the Group launched Senja, a specialty soy product, 100% vegetable with no lactose or cholesterol.

•	In Spain, the Group launched Felices Suenos, a bed-time yogurt for children, rich in calcium and made of lemon balm, a plant with calming effects.

•

In Europe, the Group penetrated the market for organic products, in particular through the acquisition of an equity interest in the Irish company Glenisk and the launch in France of an organic product line under the name Les 2 Vaches des Fermiers du Bio.

In addition, in the beginning of 2007, the Group launched several products including Danactive, the local version of Actimel, throughout the United States and Essensis, a new line products to hydrate and nourish skin from the inside, in France, Italy, Spain and Belgium.

Market Trends.    Overall, the market for fresh dairy products on a worldwide basis has grown steadily over the past several years. This market has grown continually in Western Europe, driven by the innovative and dynamic nature of health-oriented products. In the United States, the fresh dairy products market has increased over the past few years, making this product line one of the most dynamic in the country’s food industry. Emerging markets have generally enjoyed favorable conditions, particularly in Argentina, Mexico and Brazil. Management believes that the introduction of new products, particularly health-oriented products, infant foods and drinkable versions, will allow Danone to continue to improve its market position. In addition, management believes that premiums often associated with innovative products will help raise the total value of the market for fresh dairy products.

Danone expects to see continued growth in demand for infant food in France, driven in part by trends toward increased consumption of convenience foods under the influence of new lifestyles and the success of new and innovative product lines that combine practicality and nutritional quality.

Beverages

Danone’s beverage activities comprise natural water, “Aquadrinks” (flavored natural water and tea beverages) and functional beverages. In 2006, net sales of beverages were € 3.9 billion, of which 37% were in Europe, 51% in Asia and 12% in the Rest of the World.

Danone is the second leading producer of packaged water in the world based on volume, with two of the five leading brands of bottled water in the world (Evian and Volvic) as well as the leading brand of packaged water in the world (Aqua in Indonesia). With approximately 19.5 billion liters of packaged water sold in 2006, Danone has a market share of approximately 10%. Danone is also the second-leading producer of packaged water in Europe, the leading producer of packaged water in Asia-Pacific and a major actor in Latin America.

Principal Markets and Brand Names.    The Group maintains strong market shares in Western Europe, where there is a long tradition of consumption of still and sparkling bottled water. Danone’s principal market for bottled water is France, where Danone has more than 21% of the national market in terms of volume, mainly through its Evian, Volvic, Badoit, Salvetat and Arvie brands. Danone is also the leading producer of bottled water in Spain, with over 21% of the Spanish market through its Lanjarón, Font Vella and Fonter brands. In the United Kingdom, where the still water market continues to experience strong growth, the Group has a leadership position with a market share of close to 28%, due to its Evian and Volvic brands. In Germany, the Group is the leader in the market for still water with a market share of approximately 21%. Furthermore, with the formation of The Danone Springs of Eden BV in 2003 with Eden Springs Ltd, the Group holds the number two position in the European HOD water market. In Denmark, the Group acquired in 2006 a 49% interest in Aqua d’Or, the leader in bottled still water in Denmark.

In Eastern Europe, Danone is the market leader in Poland, the largest market in the region, with its subsidiary Zywiec Zdroj and Polska Woda, a joint venture entered into in 2000 with the Italian group San Benedetto. Danone is present in Turkey through its subsidiary, Danone Hayat.

In North Africa and the Near and Middle East, the Group is present in Morocco, where it acquired in 2001, in collaboration with the Moroccan conglomerate ONA, a 30% interest in Sotherma, a leader in the bottled water market in Morocco. In addition, in 2006, the Group acquired the Algerian bottled water company Tessala, which has a bottling factory as well as the rights to use a spring of superior quality, rich in calcium and magnesium.

The Group is present in the United States in the premium bottled water market through its brand Evian which has been marketed by The Coca-Cola Company since July 2002. In 2005, the Group and The Coca-Cola

Company reached an agreement providing for the sale to The Coca-Cola Company of Danone’s interest in CCDA Waters, a company formed in 2002 to sell the Group’s bottled water products in the United States. After a strategic review of the prospects for the development of the local HOD market, the Group decided to disengage from this activity in the United States. In 2005, the Group sold the assets held by DS Water, LP to the Kelso investment fund.

In Canada, the Group occupies a strong position in the bottled water market, with its Crystal Springs, Labrador, Naya and Evian brand names. In 2006, the Group exited the HOD water market by selling its subsidiary Danone Waters of Canada.

In Latin America, Danone is the market leader in packaged water. The Group is the leader in the bottled water market in Mexico through its subsidiary Bonafont and holds a 50% interest in Aga Pureza, a major actor in the HOD water market. In 2004, the Group reinforced its presence in the large container water market in Mexico through the acquisition of Bonafont Garrafones y Servicios. Based on size, the Mexican bottled water market is one of the largest markets worldwide and the largest emerging market. The Group also has a leading position in the bottled water market in Argentina with the Villa del Sur and Villavicencio brands and is the market leader in Uruguay with the Salus brand.

In Asia, Danone is the clear leader in packaged water with a market share of approximately 20% in the region.

In China, the Group is the market leader with approximately 23% of the packaged water market where it sold approximately 3.6 billion liters in 2006, primarily under the Wahaha and Robust brands. The Group is also the market leader of dairy drinks in this country and is a major actor in the cola and ready-to-drink tea markets. In 2006, the Group reinforced its presence on the fruit juice market by acquiring a 22.18% interest in Hui Yuan Juice, the leader in China in fruit drinks with a market share of approximately 17%. In February 2007, the Group announced that in the context of the initial public offering of Hui Yuan Juice on the Hong Kong Stock Exchange, it would subscribe to the capital increase in order to maintain its percentage of ownership.

In Indonesia, the Group holds a 74% interest in Aqua, which is the clear leader in the country with more than 50% of the market. A significant part of its revenue is achieved through the sale of water in large containers. In 2006, the brand name Aqua had the leading position in the worldwide packaged water market with more than 5 billion liters of water sold.

In Japan, in September 2002, the Group entered an agreement with the Mitsubishi and Kirin Beverage Corp. group, one of the leaders in the Japanese beverage market, with the aim of accelerating growth of the Volvic brand in Japan and participating in the growth of the domestic segment of the market. The Group is the leader by value in the bottled water market in Japan and has a dominant position in the “premium” segment with its imported water brands Volvic and Evian.

New Products.    Once again, innovations contributed significantly to growth in this segment, and the Group thus confirmed its ability to respond to the development of consumption trends.

In the natural water segment, the Group’s objective is to make the health aspects of its products more visible to its consumers. In Mexico, the brand Bonafont focused its advertising on the elimination benefits of its spring water. Furthermore, with the goal of creating new consumption habits, new formats or packaging are introduced on a regular basis, such as the 50 cl Evian bottle launched in France in 2005, the 33 cl Evian bottle and the Evian mini-bar pack launched in France in 2006.

The “Aquadrinks” segment (flavored water based on natural water and tea beverages), where sales have been particularly strong in recent years, expanded its range of product types and brands. In Mexico, the Levite brand, the flavored water launched in 2002, added a sugarless version in 2006. In France, Germany and the United Kingdom, the Group launched a line of sugarless flavored water in 2006. Due to its innovations, the Group holds approximately 50% of the flavored water market in France, notably the Volvic and Taillefine brands.

The functional beverage segment is another area of development for the Group. With the success of the Ser brand, which added new flavors in 2006, the Group is the leader in Argentina in diet beverages. In France, after a successful launch in 2005, the Group added new flavors and formats to the Taillefine Fiz line. This product line is now the second leading brand in the French diet beverage market. In addition, in 2006, the Group launched Taillefine Thé in France, where it occupies the second leading position in the tea beverage segment. In 2006, the Group also continued to deploy V, an energy drink containing vitamin B, as well as the Vitalinea line. In Asia, the Group continues to introduce Mizone, a functional beverage launched in Indonesia in 2005. The Group has also launched new products in this region, such as Nutri-express in China and Just Juice Bubbles in New Zealand.

Market Trends.    Packaged water is one of the most dynamic segments of the world’s food market due to consumption trends favoring safety and health. Despite already relatively high levels of per capita consumption, the European market, the largest in the world, continues to experience sustained growth. Outside Western Europe, the global trend in consumption of bottled water has shown a regular progression. Certain countries which already have a significant market, including China and Indonesia, are experiencing double-digit growth rates. The segment of water-based, slightly sweetened refreshment drinks is a growing market and flavored water is expected to represent a significant portion of the growth of the segment. Likewise, functional beverages are expected to be one of the areas of growth in the segment in the years to come.

Biscuits and Cereal Products

With net sales in 2006 of approximately € 2.2 billion, representing approximately 0.9 million metric tons, Danone is the world’s second-leading producer of biscuits and cereal products. Danone’s biscuit products include cookies, which represent more than half of the segment’s net sales, as well as savory snacks, crispbreads and crackers, and packaged cakes. The segment retains a strong potential with, in certain regions, rates of growth higher than the average for other food segments.

Principal Markets and Brand Names.    In 2006, sales in Europe accounted for 80% of biscuit and cereal products net sales and sales in Asia accounted for 20%.

Danone’s main product lines are marketed under the LU brand name, which accounts for more than 50% of the segment’s net sales and which has a dominant position in Western Europe. The Danone brand name is used in Asia, especially in China and Indonesia. The Group also has various local brands worldwide resulting from the business acquisitions carried out by the Group over the past 15 years.

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

In Latin America, in April 2004, the Group and the Arcor group signed an agreement aimed at merging their biscuits businesses in South America, thus forming the leading player in the market in that region. Bagley LatinoAmerica, the newly formed company to which the Group transferred the biscuits activities of Danone Argentine and Danone Brazil in January 2005, is 49% held by the Group.

In the Africa / Middle East region, the Group is present in Algeria, where in 2005 it created Danone Biscuits Algerie, in Tunisia through its 49% interest in Sotubi and in Morocco through its 50% interest in Bimo.

In the Asia-Pacific region, Danone is the market leader for biscuits and cereal products. One of the Group’s objectives in this segment is to develop nutritional products that are affordable to everyone. In order to achieve this objective, the Group is striving to develop product formats that are adapted to the budget of the average consumer. Danone has very strong positions in China and India, two of the top three largest biscuit and cereal product markets in the world in terms of volumes consumed. In the biscuits and cereal products segment, Danone is the leading brand in China and Britannia is the leading brand in India. Danone also has leading positions in Malaysia. In Indonesia, the Group continues to develop its activities in the biscuit market under the Danone brand name. In 2006, the Group discontinued its biscuits activities in New Zealand after the sale of Griffins Foods.

New Products.    Danone’s strategy for innovation tends to emphasize the nutritional qualities of biscuits, the establishment of additional eating times throughout the day and the promotion of affordable products in the segment, especially in the Asia-Pacific region. Furthermore, since 2004, the strategy for the segment in Europe mainly consisted of renewing certain existing products, with the goal of improving quality and taste in order to differentiate them from competing brands. This strategy depends mainly on enriching the cereal content of its products and reducing the amount of sugar and fat, as well as developing complete cereal products.

The breakfast product line (“Petit Déjeuner”), which continues to be deployed across Europe, experienced strong growth in 2006 while adding new versions. This line targets breakfast, a mealtime during which the consumption of biscuits remains minor. The biscuits of this line take advantage of the concept of “Long Lasting Energy” (“Energie à Diffusion Progressive”) developed by Danone Research, which has been validated by international experts. The research and development teams of the Group have been able to show that certain complex sugars in cereals are digested slowly and over an optimal length of time release the necessary sugars for the healthy functioning of the body and brain. This nutritional advantage, the result of an original combination and formulation of the biscuit, including preparation and cooking, has been included in the Prince Petit Déjeuner line, targeted at the youth market, as well as the LU Petit Déjeuner, its equivalent for adults. Launched successfully in France, the line has also been developed in Belgium, Holland, Italy and Spain, and for the past few years has expanded into Hungary, Russia, Poland and the Czech Republic. In 2004 and 2005, the segment expanded its Petit Déjeuner line with the launch of its first low-fat cookie product and a product line rich in cereals (Fruit & Fibres and Brut de Céréales).

In 2006, the segment continued its policy of expanding its product lines, in particular with the launch of Mini Ourson as well as the launch of new flavors in the savory product line Tuc and in the Mikado product line.

Finally, since 2004, the segment has been reinforcing its strategy of offering nutritional products accessible to everyone. After the success of Biskuat in Indonesia, the segment launched Ja Gai in China, a nutritionally enriched product, primarily in calcium, at a price of € 0.15.

Nutrition and Health

The Group’s strategy depends on the development of products with a strong nutrition and health component. The Group believes that nutrition plays an important formative role in health and well-being. This conviction has been reaffirmed year after year and inspired Danone’s Food, Health and Nutrition Charter, which was published in March 2005. This charter reaffirms the five convictions and nine commitments of the Group in nutrition and health. The nine commitments include the application of research to nutrition and health, dialogue with scientists, sharing of knowledge with the scientific world and health professionals and informing consumers, primarily through nutritional labeling of products.

Research and Development

Danone’s overall research and development objective is to contribute to the Group’s profitable growth by:

•	ensuring uncompromising food safety;

•	contributing to the development of products to better respond to consumers’ expectations in terms of health, nutritional value, taste or practicality; and

•	designing innovative production processes in line with the Group’s cost reduction policy.

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

Danone has also established an international prize to reward research in nutrition or major contributions to public health. Product development and improvement is the responsibility of the Group’s research and development teams, which apply the results of both internal and outside research. Furthermore, the sixteen Danone Institutes worldwide contribute to public awareness regarding nutrition through their activities for the benefit of professionals in the field of nutrition and have launched several projects for researchers and practitioners. In 2005, the Group formed a partnership to last a minimum of four years with the Pasteur Institute in order to improve understanding of the mechanism of action of probiotics. In 2005, the Group also participated in the 18th International Congress of Nutrition in South Africa. Through its participation in this event, which takes place every four years, the Group reaffirmed its willingness to build a permanent relationship with the scientific community and to participate in the progress of science by developing initiatives in the fields of nutrition and health. Finally, in 2006, the Group participated in the fourth Probiotics Convention, which took place in Paris with the objective of studying the latest scientific advances in the area of probiotics with distinguished experts from around the world.

In 2006, Danone spent € 126 million (€ 123 million in 2005 and € 129 million in 2004) on research and development, representing close to 1% of total net sales.

Purchasing

The Group’s principal raw material needs consist of (i) materials needed to produce Danone’s food and beverage products, primarily including milk, fruits, flour, sugar, cocoa and fats or, collectively, food raw materials and (ii) materials needed for packaging its products, primarily plastics and cardboard or, collectively, packaging raw materials. Energy supplies represent a smaller portion of the Group’s purchases. See “Item 3. Key Information—Risk Factors—Price increases and shortages of food and packaging raw materials could adversely affect the Group’s results of operations.”

Food Raw Materials.    Milk represents the most important food raw material for the Group in terms of cost. In the countries where Danone requires milk for the production of its dairy products, the Company’s operating subsidiaries generally enter into contracts with individual local milk producers or dairy cooperatives. In Europe, the price of milk is essentially fixed by the European Union or supported by various national governments through quotas and customs charges such that only a small portion of purchases is directly subject to fluctuations in the worldwide market. In 2006, milk prices remained relatively stable globally. Purchasing of other food raw materials, mainly fruit mixtures, sugar, cocoa, flour and vegetable oils, is managed through global or regional purchasing programs, allowing for synergies in terms of volumes and skills. Purchases of sugar, which underwent a strong price increase in Asia in 2006, and cocoa are closely monitored because the market structure for these products is highly concentrated, with a small number of intermediaries controlling a substantial portion of total supply.

Packaging Raw Materials.    The Group also manages its purchases of packaging raw materials through global or regional programs in order to optimize shared knowledge and volume effects. Factors that influence the pricing of packaging materials include international and regional supply and demand, economic cycles, installed production capacities and oil prices. The price of PET and plastics, which are among the most significant packaging raw materials purchased by the Group, varied widely in Europe and Asia between 2004 and 2006, mainly due to the fluctuation in the price of oil. The other significant raw materials used for packaging (such as cardboard) did not experience significant change in prices at the Group level during the last few years.

Organizational Systems and Information Technology

In 2004, the Group established an information systems organization which allows the optimization and rationalization of information technology investments while taking advantage of global synergies.

Project Themis

For several years, the Group has been in the process of implementing an integrated information system (Themis) through an SAP framework. The years 2005 and 2006 were marked by significant deployments in the beverages segment, primarily in England, France and Spain, as well as in the fresh dairy products segment in Portugal, England, Ireland, Hungary and Mexico. In 2006, 64% of worldwide sales are from subsidiaries that have implemented Themis.

With the continued deployment of Themis, new projects are being studied in other operational areas, such as the management of warehouses and inventories or the management of industrial maintenance. These extensions are expected to be implemented in pilot sites in 2006 and 2007 (the United States for warehouse management, France and Germany for industrial maintenance) and will subsequently be deployed in the other subsidiaries of the Group. In addition, in 2006, functional extensions were completed for the processes of managing proximity orders and production planning, in particular, scheduling under production line constraints. These two significant extensions were successfully implemented in the context of the deployment of Themis in Mexico and will be implemented in future deployments, in particular in Russia.

Finally, after a pilot phase in three plants (Biscuits in the Czech Republic, Beverages in France and Fresh Dairy Products in Poland), the ISIS project of managing industrial performance has entered the deployment phase at various industrial sites of the Group, in particular in France, Russia, Poland and the United States.

Research and Development

In research and development, speed of conception and bringing a product to market as well as ensuring its launch are important factors of success. The establishment of the Artemis system allows research teams to accelerate the phases of conception and to ensure product launches, offering in one device all of the nutritional and food safety information related to the ingredients used by Danone, as well as a tool to aid in product formulation. Its deployment began in 2005, continued in 2006 in the European subsidiaries in the fresh dairy products and biscuits segments and will continue in 2007 in North America, Mexico, Russia and in Southern Europe.

Supply Chain

For several years, the Group has been optimizing its purchases and supply chain, with the goal of improving upstream efficiency as well as collaboration with its suppliers. This effort was made concurrently with the formation of CPG Market in 2000 with Nestlé, Henkel and SAP. CPG Market was sold to Accenture at the end of 2004. It offers to suppliers and purchasers a range of technological solutions, such as electronic quotes and online bids (eSourcing) as well as a transactional platform for exchanging EDI messages for online transfer of documents, from ordering to invoicing (eSupply Chain). At the end of 2006, more than 270 supplier-purchaser links were established. This program will be extended in 2007 and 2008 to all of the Group’s subsidiaries in Europe and North America, over 50 industrials sites.

Sales and Marketing

In sales and marketing, various projects achieved in 2005 allowed the Group to develop its knowledge in order to ensure improved performance for its customers, in particular:

•	the creation of Internet sites allowing the sharing of information about the Group’s products—www.danonefoodservice.com;

•	the creation of a marketing database allowing collaborative work among the agencies, the creators of the product and the marketing teams; and

•	the deployment of a business control system at points of sale in several major markets.

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

Such trademarks, brand names, models, copyrights, licenses, patents, proprietary recipes and know-how, which are held by the Company and several entities throughout the Group, represent major assets for Danone. The Group is committed to taking appropriate legal steps to protect and exploit such intellectual and industrial property. See “Item 3. Key Information—Risk Factors—The Group may not be able to adequately protect its intellectual property rights.”

Risk Management Policy

The Group maintains an active risk management policy to preserve the investment of shareholders and the interests of employees, consumers and the environment. The policy is based upon identification and control of risks in conjunction with a global policy of insuring goods and potential liabilities.

Since 2002, the Group has had in place a global risk identification policy (with a specific application called “Vestalis”) that charts major operational risks and allows the classification of problems in terms of the risks’ frequency of occurrence and their financial impact on the Group. Vestalis has been deployed or is in the process of being deployed in 75 of the Group’s subsidiaries, which represents approximately 92% of the Group’s net sales in 2006. This chart allows the identification of risks and weaknesses in the entire process, to group or prioritize them by country or business segment and to define preventive and corrective actions, which may be local or global, as applicable.

The most significant risks are reviewed once a year by the management of the three business segments and a general review is performed by the Group’s management and the Audit Committee.

The Group has a global insurance policy based on stringent technical evaluations using worldwide available insurance products based on their availability and local regulations. The insurance policy for risk is uniform for all of the subsidiaries over which the Company has direct or indirect operational control.

In addition, in order to optimize its insurance expenses and maintain a strong level of control over its risks, the Group self-insures through its reinsurance subsidiary Danone Ré, a company consolidated in the Group’s financial statements. The self-insurance policy covers certain risks whose costs can be accurately estimated as the Group is aware of their frequency and their financial impact. Such risks relate essentially to (i) coverage for damage to goods, transport, operating losses and civil liability for the majority of the Group’s companies and (ii) payments for disabilities, training and death for the French subsidiaries. These self-insurance programs are limited to accidents under € 7.5 million per accident. Moreover, “stop-loss” insurance protects Danone Ré against an increased frequency of accidents and loss. These self-insurance programs are managed by professional insurers and the provisions recorded in the financial statements are determined by independent actuaries.

Customers, Distribution and Marketing

Customers

While end consumers of Danone products are individual retail customers, the principal portion of Danone’s sales are to major retail and grocery chains. The retail industry has become increasingly concentrated over the past several years. In many markets, the Group’s three largest clients represent a significant portion of net sales. This concentration, particularly advanced in Europe, is expected to increase in North America and in emerging countries. In 2006, the Group’s 10 largest customers worldwide, of which six are French retail groups, accounted in the aggregate for approximately 28% of total consolidated net sales. Danone’s largest client alone, Carrefour, accounted for approximately 8% of consolidated net sales in 2006.

The Group has global partnership agreements with major retailers. These partnership agreements contain, in particular, provisions concerning geographic expansion policy, logistical collaboration or management of food safety. However, they typically exclude pricing terms, which remain within the responsibility of the Group’s subsidiaries.

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

Distribution

Although distribution policies vary among different countries due to local characteristics, the Group has two major distribution policies: on the one hand, the flow of products towards major retailers, and on the other hand, the flow designated for traditional market outlets.

In emerging countries, particularly in Asia and Latin America, a large portion of Danone’s sales is made through traditional market outlets or through smaller distribution networks that are most often controlled by the

Group. A strong distribution structure is a competitive factor in those countries in which traditional businesses and independent supermarkets still represent a significant share of food sales. In Latin America, a significant amount of sales of fresh dairy products are made through local networks. In Argentina for example, the Group benefits from a distribution network which enables delivery to over 75,000 sales points through a fleet of 1,000 trucks. Similarly, in Indonesia, the beverages subsidiary Aqua has built a distribution network by signing agreements with 70 exclusive distributors, who account for 80% of deliveries. This amounts to a total of 10,000 trucks stamped with the Aqua name, circulating in Indonesia every day to supply 1.3 million points of sale.

In recent years, the Group has built leadership positions in the market for water in large containers in Latin America, Asia and, more recently, in Europe. This business requires a direct relationship with the consumers (for example, Home and Office Delivery (“HOD”) in Europe) or through franchised retail shops (for example, Robust in China).

The Group follows an active policy of streamlining its logistics flows in order to increase quality of service while reducing costs. This policy is based on an ongoing assessment of the Group’s organizational models, especially outsourcing its distribution in collaboration with specialized distributors.

The Group has undertaken several initiatives, working closely with its mass retailers to accelerate the development of its product categories, to optimize the flow of products and the inventory levels of its customers. These include efficient consumer response, or ECR, which, in addition to achieving stock management, automatic stock replenishments and just-in-time delivery, is used to coordinate stock levels between the stores, the client’s warehouses and Danone’s warehouses. ECR is also used to work with distributors to better manage consumer demand and expectations. Danone also works with its customers to develop marketing concepts to enhance its customers’ sales, such as joint promotions for specific events.

Marketing

The Group’s advertising and promotional policies constitutes a key element in the success of its overall strategy based on innovation, brand recognition and market leadership. The Group engages significant resources to ensure the success of its advertising and promotional strategy, and management expects advertising costs, in relation to net sales, to remain at least at the same level in the future.

For several years, the Group has been following a policy of resource optimization by focusing on a few brands in order to maximize efficiency. Accordingly, more and more products have been introduced under leading brand names such as Danone or Taillefine/Vitalinea, currently used for fresh dairy products, beverages and biscuits and cereal products. In addition, the fresh dairy products segment has developed four blockbuster product lines, the Actimel, Activia, Danonino and Vitalinea lines, which are progressively being marketed in all of the countries where the Group is present. Finally, each subsidiary annually conducts a segmentation study of its brand portfolio using internal methods in order to optimize the allocation of advertising budgets.

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

The Group believes that direct marketing, which aims at creating direct contact with consumers, will continue to develop rapidly. This strategy, in France, is oriented around a centralized database, which contains approximately four million French households and which allows the Group to regularly communicate with its consumers through personalized mailing campaigns that are adapted to consumer profiles. In January 2006, this marketing initiative was renewed with the launch of “Danone et vous.” This new communication method aims to supply consumers with more information, advice and transparence on their food products. This program includes, notably, an annual guide devoted to nutrition and health and a Danone et vous magazine focused on families with children, as well as a dedicated Internet site.

Food Safety and Quality Management

Food Safety

Food safety is a paramount consideration for Danone. Over the last several years, the Group has implemented a voluntary policy of risk identification and control. The implementation of this policy involves the Group’s Quality Department, the Food Safety Center (CSA), the Divisional Quality Departments and the subsidiaries. In 2004, the food safety policy was redefined in internal documents, called directives. These directives govern fundamental aspects of food safety, in particular, traceability, risk analysis, allergens and biosafety. Risk management is the responsibility of the CSA. In cooperation with the business segments, the CSA works on the identification and classification of risks according to their magnitude and frequency of occurrence. Risks are classified in four categories: microbiological, chemical, physical or allergenic. The goal is to control the risks in the Group as well as in suppliers. The Group strives to continually improve control over its supply chain by (i) gaining complete knowledge of the raw materials it purchases, (ii) rigorously monitoring the chain of distribution, (iii) developing a more efficient upstream tracing system and (iv) controlling the production processes (by defining and implementing rules relating to hygiene and production, methods based on international standards and control of critical points). For certain risks, such as pesticides and heavy metals, the Group has implemented monitoring programs, while for others, such as risks of allergies, the Group imposes preventive measures for all its subsidiaries that go beyond regulatory requirements. Danone’s policy also includes the implementation of rigorous procedures for crisis management, in particular, the creation of a dedicated crisis management center with connections to the subsidiaries’ centers, in order to guarantee consumer safety while maintaining the reputation of its brands. In addition, the Group uses tracing tools in order to enable the Group to identify for a given lot of products, the origin of raw materials used, the procedures followed, the controls carried out and the customers to whom the products were sold. Furthermore, the Group periodically evaluates the level of control over all the risks to which the Group’s businesses are exposed.

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

Quality Management

The Group considers quality to be a managerial responsibility that is rooted in understanding consumers and customers as well as in the pursuit of performance. The Group has made quality a determining factor for all of its processes, businesses and activities. The quality management policy has three main components: (i) the identification, evaluation and control of food safety risks at each stage from the procurement of raw materials through the consumption of products, (ii) the improvement of all processes and (iii) monitoring the quality perceived by consumers. This quality policy is based on monitoring product performance through internal and consumer testing. In addition, external audits are performed to assess the manufacturing process and hygiene. In the water segment, for example, this process of verification goes from the original water supply all the way to the actual dispatch of the products for sale.

Quality management teams oversee quality systems and their implementation at each of Danone’s operating subsidiaries. They are specifically dedicated to: (i) the development of new products through organoleptic tests performed internally and by consumers, allowing a clear vision of the products on the market as well as how the Group responds to consumers’ needs; (ii) teaching skills to employees in quality control departments through specific training programs allowing for experience sharing and transfer of best practices between different subsidiaries; and (iii) developing quality control systems in each subsidiary. The Group is accordingly engaged in a process of evolution of the certification of its industrial sites toward Danone’s reference system, built on the ISO 22000 standard. This reference system will allow the Group to have a single instrument of quality management and will also facilitate the alignment of all of its action plans towards achieving the objectives defined by the Group.

Industrial Risk Management

The safety of the Group’s industrial sites, its employees and people living at the sites’ boundaries is a key priority for the industrial policy of the Group. The Group’s critical industrial sites are relatively little exposed to major natural disasters (floods, earthquakes and cyclones). These risks are evaluated in advance of each major installation, and new industrial installations are designed with all applicable safety standards. However, the Group’s international development makes it necessary for the Group to set up businesses in areas that are occasionally exposed to earthquakes (Japan, Indonesia, Turkey, Mexico and Algeria).

The Group’s industrial activities do not intrinsically expose it to particular risks compared to other industries. The management of fire and explosion risk remains a major concern of the Group’s three segments.

In order to reinforce its risk management, the Group has put in place procedures to evaluate the level of safety at its industrial sites. These evaluations are made by independent auditors and enable operational units to define and implement customized prevention and protection policies. These procedures are based on international standards that most often go beyond local standards. Furthermore, they allow an exhaustive inventory of the various potential industrial risks and are also applicable to partnerships with the Group’s most significant suppliers.

In 2006, 130 of these safety audits were conducted by independent entities, which assigned a rating from 1 to 5 for each audited site. The average rating for the sites was 4.19 in 2006, compared to 4.00 in 2005, 3.94 in 2004 and 1.74 in 1994, marking a strong improvement in safety conditions since the establishment of this preventative system. In addition, 54 sites had a rating of 5, authorizing them to obtain the RHP certificate (Highly Protected Risks).

Regulatory and Environmental Matters

Regulatory Matters

The Group’s activities are subject to numerous laws and regulations, which are becoming more and more stringent and are constantly evolving. These laws and regulations relate principally to water, air, noise, the use of natural resources and waste. These activities are subject to obtaining authorizations and making filings under French legislation with respect to the protection of the environment and equivalent regulations in other countries. Packaging is subject to specific regulations, in particular European Directive 94/62, amended in 2004, relating to packaging and packaging waste, reduction at the source, reduction of the toxicity of hazardous substances and recycling and recovery. In addition, the Group’s activities are subject to the European Directive of 2003 establishing an exchange system and quotas for greenhouse gas emissions, and, since 2005, the transpositions of the National Allocation Plans for quotas in the European Union. Four of the Group’s 67 sites in the European Union are subject to quotas, while the other sites are below the minimum eligibility threshold.

The principal potential risks relating to the environment are (i) water pollution (essentially organic and biodegradable pollution), (ii) risks related to refrigerating installations (ammonia and other refrigerating liquids), and (iii) risks related to the storage of raw materials (flour and sugar silos) or products for the cleaning and disinfection of the Group’s plants (acid or alkaline products), especially when these installations are located in inhabited areas. Nevertheless, the Group believes that, in light of its activities, its direct negative impact on the environment is limited.

Environmental Policy

The Group’s environmental policy aims to respond to the growing concerns of many different parties, especially consumers, about the environmental impact of industrial sites and products. In 1996, the Company’s management established the basic principles of the Group’s commitment to environmental protection through the adoption of an environmental charter which applies to each of Danone’s facilities and divisions (research and development, purchasing, marketing, production, logistics and headquarters) in all the countries where the Group operates. The charter aims to create a system of systematic accountability and protection of the environment at every step of production, from design to delivery of the final product, and encourages the participation of all employees. In addition, since 1991, the Group has had an environmental department to define and coordinate the application of its environmental policy in collaboration with a network of more than 70 correspondents throughout the world. This policy focuses on four principal areas: industrial activity, packaging, water conservation and agriculture issues.

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

Regulatory Compliance and Risk Management

To ensure regulatory compliance and reinforce risk management, the Group implemented in 2000 a program for the audit of its production facilities by a specialized company. At the end of 2006, most of the facilities had been audited, with the exception of recently acquired facilities. The analysis covers multiple criteria such as operating licenses, water supplies, outflow, atmospheric emissions, storage of raw materials, refrigerating installations, energy, noise and environment, soil and waste management. The conclusions of the analysis lead to recommendations for the development of quantified and prioritized plans. Since 2006, the facilities have been audited and evaluated on the basis of a common reference, “Green,” which was developed for Danone by a specialized firm and goes beyond regulatory requirements to incorporate the Group’s own priorities. The Group believes that these audit results and the actions taken indicate that no major risks are present that would have a serious detrimental effect on the environment.

Decrease in the Consumption of Natural Resources

Since 1995, the Group’s “Green Plants” program has aimed at reducing the consumption of water and energy and reducing the production of waste material. This program corresponds to the Group’s desire to promote an economic and sustainable business model, limiting plants to using only the resources absolutely necessary for the plant’s activities. Targets were fixed in September 2001 by the Group’s executive committee for the reduction of the ratios for the consumption of water and energy between 2000 and 2010: 30% for the consumption of water and thermal energy and 20% for total energy (thermal and electric). These reductions constitute a significant response from the Group to the necessity of reducing the emission of gases causing the greenhouse effect. Between 2000 and 2006, the average ratios of the Group decreased by 19% for total water used per ton produced, 31% for thermal energy per ton produced and 26% for total energy per ton produced. Furthermore, in 2006, the rate of waste recycling was approximately 81%.

Environmental Management

The Group has implemented an environmental management program enabling it to ensure that all of its sites integrate environmental consciousness into plant activities. At December 31, 2006, 90 sites (industrial sites, corporate headquarters and research centers) had ISO 14001 certifications, amounting to approximately 48% of the Group’s sites. In the event of an environmental accident, there are procedures in place in each of the plants and sites to manage the situation and minimize the consequences of such an accident. A guide to the management of environmental emergencies was distributed to each plant at the beginning of 2001 and is updated annually.

Packaging

Management believes that environmental consciousness in the packaging of the Group’s products can play a large role in the protection of the environment. Since 1992, Danone has been involved in “Eco-Emballages,” an organization targeted at developing the collection and recycling of packaging in France. In 23 countries, Danone has actively participated in reducing packaging waste through “Point Vert”-type organizations. Danone also strives to reduce packaging waste at the source by slightly lightening its packaging materials. The Group has set a target of reducing the weight of its packaging by 10% over ten years. In 2006, 25 subsidiaries tracked the packaging/product weight ratio for their ten most significant products. Danone established a network of contact people who are dedicated to educate and train various interested parties in product development and marketing, in particular through the publication of a manual on ecological packaging and a tool to assess the impact of activities on the environment.

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

In 2004, the Group performed a complete inventory of the 78 springs that it uses, their risks and their level of protection. In 2005, the Group deployed a tool allowing it to more precisely identify the actions required to ensure the long-term preservation of these springs and their environment. In addition, the Group promotes sharing best practices among those responsible for the management of these springs.

Agriculture

Most of the Group’s raw materials are agricultural products. In order to protect the environment without diminishing the quality of its products, the Group encourages farmers to adopt farming methods that are more environmentally friendly than traditional methods. The Group has also developed a business based on organic agriculture, through its U.S. subsidiary Stonyfield Farm and, since 2006, its subsidiary Stonyfield Europe. The Group implemented pilot operations for its cereal, dairy farm and fresh produce suppliers to develop methods for limiting the use of fertilizer and phyto-sanitary products to a strict minimum, without negatively affecting competitiveness of its operations.

The Group is progressively expanding this method through the farms that supply its plants. Since 2002, the Group has been participating with Nestlé and Unilever in a program called the “Sustainable Agriculture Initiative” (“SAI”). This initiative comprises sharing experiences in sustainable agriculture with other industrial businesses in cooperation with farmers and consumers, first in Europe and then throughout the world. Sustainable agriculture, as defined in SAI, is a broader concept than integrated agriculture, as it includes the consumption of natural resources (such as energy sources) and the economic and social impact of operations on local communities. In 2003, the SAI established sustainable agriculture practices for the production of cereal and milk in Europe. In 2004, all of the Group’s milk producers were audited according to internal standards regarding food quality, traceability and security. Since 2005, these audits have also covered environmental aspects.

Training and Employee Information

The Group attempts to increase the environmental awareness of its employees through various informational tools. Each year, approximately 15,000 employees attend environmental awareness sessions. In addition, a specific training program for the protection of the environment and plant assets is offered to all industrial engineers. Since 2000, an Intranet site has enabled the dissemination of information relating to the environment, the Group’s environmental policy and sharing experience. The environmental department also has tools for the dissemination of such information and in 2006 established a worldwide network of 72 environmental coordinators in Europe, South America and China.

Environmental Expense and Investment

Investments for the protection of the environment amounted to approximately € 25 million (approximately 3.6% of the Group’s total industrial investments) in 2006 of which 28% were for air (reduction of greenhouse gases, treatment of odors, smoke and noise), 24% were for water (water treatment, purification stations, economies of consumption), 21% were for waste (improving collection, storage, sorting) and 13% were for energy (economies of consumption, conversion to cleaner energy sources).

Expenses related to the environment amounted to approximately € 103 million in 2006. They included expenses of € 39 million for the management of water, energy and waste and taxes other than packaging charges. The latter amounted to € 64 million in 2006. In addition, the fines, penalties and damages paid to third parties in connection with environmental issues were less than € 0.2 million in 2006. No significant provision for risks or expenses related to the environment is included in the Consolidated Financial Statements as of December 31, 2006.

Competition

Competitors in Danone’s core businesses include other large international food and beverage groups, such as Nestlé, Kraft, PepsiCo. and The Coca-Cola Company, as well as smaller companies with focused markets or product lines and food retailing chains offering generic or private label products. The food and beverage sector is highly competitive due to the large number of national and international competitors. Management believes that Danone’s strategy to maintain and improve its profitability is based on the quality, convenience and innovative aspects of Danone’s products and the strong image associated with its brands in the important areas of health, nutrition and food safety. Management believes that success in this industry is achieved through strong local market positions, and therefore the Group seeks to be the market leader in each country where it operates. This strategy allows for a long-lasting, balanced and constructive relationship with major distribution networks, by marketing key products yielding growth and profitability.

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

In North America, the food and beverage markets are relatively mature and competition is intense. In competition with other large food and beverage groups, Danone has based its strategy on its experience of the management of value-added, health-oriented products and its ability to market locally its diverse global product lines.

In the Rest of the World, essentially in emerging countries, competition in the Group’s three business lines is high. This is due to the presence of local competitors who usually market products at very low prices, and also due to the efforts of international competitors to penetrate or increase their activities in these high potential markets. Danone’s strategy consists of targeting these areas by marketing quality products that emphasize health and safety and are accessible to the greatest number of consumers.

Organizational Structure

The table below presents a list of the Company’s principal operational subsidiaries by business line, including name, country of incorporation or residence and proportion of Danone’s direct and indirect ownership interest at December 31, 2006.

FRESH DAIRY PRODUCTS	BEVERAGES	BISCUITS AND CEREAL PRODUCTS

EUROPE

AUSTRIA

Danone Ges.mbH 100%

BELGIUM

N.V. Danone S.A. 100%

BULGARIA

Danone Serdika 100%

CZECH REPUBLIC

Danone a.s. 98.30%

DENMARK

Danone A/S 100%

FINLAND

Danone Finlande Oy 100%

FRANCE

Blédina 100%

Danone 100%

GERMANY

Danone GmbH 100%

GREECE

Danone Grèce 100%

HUNGARY

Danone Kft 100%

IRELAND

Danone Ltd 100%

Glenisk 35.72%

ITALY

Danone SpA 100%

POLAND

Danone Sp zoo 100%

PORTUGAL

Danone Portugal S.A. 55.17%

ROMANIA

Danone SRL 100%

RUSSIA

Danone Industria 70%

Danone Volga 63.54%

SLOVAKIA

Danone Spol s.r.o. 100%

SLOVENIA

Danone 100%

SPAIN

Danone S.A. 57.15%

Danone Canaries (Iltesa) 44.87%

SWEDEN

Danone AB 100%

THE NETHERLANDS

Danone Nederland B.V. 100%

TURKEY

Danone Tikvesli 100%

UKRAINE

Danone 100%

Rodich 100%

UNITED KINGDOM

Danone Ltd 100%

AMERICAS

ARGENTINA

Danone Argentina S.A. 99.45%

BRAZIL

Danone Ltda. 100%

CANADA

Danone Canada Delisle Inc. 100%

MEXICO

Danone de Mexico 100%

UNITED STATES

The Dannon Co. 100%

Stonyfield Farm 83.99%

AFRICA AND THE MIDDLE EAST

ALGERIA

Danone Djurdjura 100%

EGYPT

Danone Dairy Egypt 100%

ISRAEL

Strauss Dairy 20%

MOROCCO

Centrale Laitière 29.22%

SAUDI ARABIA

Al Safi Danone Company 50.10%

SOUTH AFRICA

Danone Clover 55%

Clover Danone Beverages 39.46%

TUNISIA

Stial-Socoges 50%

ASIA-PACIFIC

BANGLADESH

Grameen Danone Foods 50%

INDIA

Yakult Danone India 50%

INDONESIA

PT Danone Dairy Indonesia 70.30%

JAPAN

Calpis Ajinomoto Danone(1) 50%

Yakult Honsha 20.02%

VIETNAM

Yakult Vietnam 20%

EUROPE

BELGIUM

Danone Waters Beverage Benelux 100%

DENMARK

Aqua d’Or 49%

FRANCE

Evian (SAEME) 100%

Mont Roucous 100%

Seat 99.86%

Smda 100%

Volvic (SEV) 100%

Drinkco 100%

GERMANY

Danone Waters Deutschland 100%

POLAND

Polska Woda 50%

Zywiec Zdroj 100%

SPAIN

Aguas Font Vella y Lanjarón 78.46%

Dasanbe Agua Mineral Natural 50%

SWITZERLAND

Evian Volvic Suisse 100%

THE NETHERLANDS

The Danone Springs of Eden BV(2) 66.65%

TURKEY

Danone Hayat 100%

UNITED KINGDOM

Danone Waters UK &

Ireland 100%

AMERICAS

ARGENTINA

Aguas Danone de Argentina 100%

CANADA

Danone Naya 100%

MEXICO

Bonafont 100%

Pureza Aga 50%

UNITED STATES

Great Brands of Europe 100%

URUGUAY

Salus 58.46%

AFRICA AND THE

MIDDLE EAST

ALGERIA

Tessala 100%

MOROCCO

Sotherma 30%

ASIA

AUSTRALIA

Frucor Beverages 100%

CHINA

Aquarius 50%

Wahaha group 51%

Robust group 92%

Shenzhen Health Drinks 100%

China Hui Yuan Juice 22.18%

INDONESIA

Aqua 74%

JAPAN

Kirin MC Danone Waters 25%

NEW ZEALAND

Frucor 100%

EUROPE

BELGIUM

LU Belgie 100%

CZECH REPUBLIC

Opavia LU 100%

FINLAND

LU Suomi 100%

FRANCE

LU France 100%

GERMANY

LU snack Foods 100%

Griesson De Beukelaer 40%(3)

GREECE

Papadopoulos 60%

HUNGARY

Györi Keksz 100%

ITALY

Saiwa 100%

POLAND

LU Polska 75%

SPAIN

LU Biscuits S.A. 100%

RUSSIA

Bolshevik 76.42%

Chock and Rolls 76.42%

THE NETHERLANDS

LU Nederland 100%

AMERICAS

ARGENTINA/BRAZIL

Bagley LatinoAmerica 49%

AFRICA AND THE

MIDDLE EAST

ALGERIA

Danone Biscuits 51%

EGYPT

Danone Mashreq 100%

MOROCCO

Bimo 50%

TUNISIA

Société Tunisienne de Biscuiterie 49%

ASIA

CHINA

Jiangmen Danone Biscuits 100%

Shanghai Danone Biscuits Foods

Co. Ltd 90%

INDIA

Britannia Industries Ltd. 25.50%(4)

INDONESIA

Danone Biscuits Indonesia 100%

MALAYSIA

Danone Biscuits Manufacturing

(M) Sdn Bhd 100%

Danone Snacks Manufacturing

(M) Sdn Bhd 100%

PAKISTAN

Continental Biscuits Ltd 49.49%

(1)	In January 2007, the Group acquired all of the shares of Calpis Ajinomoto Danone, which was renamed Danone Japon.
(2)	By virtue of an agreement among shareholders, the effective voting rights are 50%.
(3)	The Group is in the process of selling its interest in Griesson de Beukelaer.
(4)	Britannia Industries was deconsolidated beginning July 1, 2006 (see Note 8 to the Consolidated Financial Statements).

Property, Plants and Equipment

Danone operates production facilities located around the world in its principal markets. At December 31, 2006, Danone had 186 production sites, out of which approximately 43.5% were located in Europe (14.5% in France, 6.5% in Spain and 22.5% elsewhere in the European Union), 47% in the Asia-Pacific region (31% in China and 16% in New Zealand, India, Indonesia and elsewhere in southeastern and southwestern Asia) and 9.5% in the Rest of the World (3% in the United States and Canada and 4% in Argentina, Brazil, Mexico and countries in Central America and 2.5% in Africa and the Middle East). The table below sets forth the total number of Danone’s facilities at December 31, 2006 and total production by main business line in 2006 for the fully consolidated companies.

Business Line	Number of Plants	Total Production (thousands of tons or millions of liters)
Fresh dairy products	45	4,675
Beverages	103	12,957
Biscuits and cereal products	38	634

The Group’s general policy is to own its production facilities. Although the production facilities are numerous and widely dispersed, certain facilities are particularly important centers of production. In 2006, the Group’s five largest fresh dairy products facilities were located in Argentina, Mexico, Saudi Arabia, the United States and Brazil, and accounted for approximately 29% of the Group’s production for fresh dairy products. The Group’s two largest sources of bottled water, both located in France, accounted for 24% of the Group’s total production capacity for packaged water in 2006, and the two most important sources of production of water in large containers, both located in Indonesia, accounted for close to 14% of the Group’s total water production capacity. The Group’s five largest biscuit and cereal product facilities are located in Belgium, France, Indonesia and Italy and accounted for approximately 34% of the Group’s total production capacity for biscuits and cereal products in 2006.

The Group’s central management conducts periodic reviews of its production sites to consider possibilities for improving efficiency, quality, protection of the environment and safety. On the basis of such reviews, management establishes plans for the expansion, specialization, upgrading and modernization or closing of specific sites.

Item 4A.    Unresolved Staff Comments

Not applicable

Item 5.    Operating and Financial Review and Prospects

The following discussion is based upon, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto, included elsewhere in this annual report. The figures referred to in the following discussion are, unless otherwise noted, determined in accordance with IFRS.

U.S. GAAP Reconciliation

The Consolidated Financial Statements of Groupe Danone have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, or IFRS. The application of these principles gives rise to certain differences compared with U.S. generally accepted accounting principles, or U.S. GAAP. The application of U.S. GAAP would result in a decrease in 2006 consolidated net income of € 27 million (€ 129 million in 2005 and € 50 million in 2004) to € 1,326 million, a decrease in net sales of € 120 million (€ 143 million in 2005 and € 143 million in 2004) to € 13,953 million and an increase in stockholders’ equity of € 150 million (€ 154 million at December 31, 2005 and € 216 million at December 31, 2004) to € 5,973 million at December 31, 2006. See Note 2 to the Consolidated Financial Statements for a discussion of the material differences between IFRS as applied by the Group in its Consolidated Financial Statements and U.S. GAAP.

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

The Group calculates the impact of changes in the scope of consolidation for the current year by taking into account the changes in the scope of consolidation that occurred in the current year and assuming these changes had occurred in the prior year for the same period. In order to calculate the effect of changes in the scope of consolidation with respect to acquired entities, the Group uses financial information provided by such entities for periods prior to their acquisition. For details on the principal changes in the scope of consolidation in 2004, 2005 and 2006, see “—Overview—Changes in Scope of Consolidation.”

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

Asset Impairment.    Evaluating the impairment of long-lived assets, including goodwill, indefinite-lived brands and investments in affiliates, involves management judgment in estimating the fair values and future cash flows related to these assets. The predictability of future cash flows involves considerable management judgment and is notably based upon assumptions on expected future operating performance. In 2006, the Group recorded provisions and impairment charges of € 170 million, of which € 130 million related to its interests in the HOD water business in Europe and € 40 million related to goodwill in Robust (Beverages in China). In 2005, the Group recorded impairment charges of € 104 million, including € 53 million in relation to the goodwill of Danone Waters of Canada (HOD water in Canada) and € 51 million in relation to Bakoma (Fresh Dairy Products in Poland). In 2004, the Group recorded provision and impairment charges of € 608 million relating to the Group’s activities in the HOD water business in the United States and in Europe. See Notes 5 and 7 to the Consolidated Financial Statements for a more detailed description of impairment charges.

Put Options Granted to Minority Stockholders.    The Group is committed to acquiring the minority shareholdings owned by third parties in some of the less than 100% owned subsidiaries, should these third parties wish to exercise their put options. The exercise prices of these put options, which are reflected as financial liabilities in the consolidated balance sheet, are usually based on the profitability and the financial position of the entity as of the exercise date. Evaluating the exercise price of these put options requires management judgment in estimating the future profitability and financial performance of the related subsidiaries. See Note 2 to the Consolidated Financial Statements for a more detailed description of these put options.

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

Overview

Refocusing Strategy

In line with the Group’s strategy of focusing on its three core business lines, between 1997 and 2006, the Group sold nearly all of its grocery activities, its glass containers business, its cheese and cured meat activities (Galbani), its beer activities in Europe and its sauce activities.

At the same time, the Group has continued to strengthen its position in its strategic segments while following a policy of increasing the profitability of its businesses. In this context, between 2002 and 2006, the Group concluded various partnerships and sold certain of its equity interests:

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

•

In 2003 and 2004, the Group significantly reinforced its presence in Japan, with the acquisition of an additional equity interest in Yakult, the leader in probiotics, in which the Group now holds an equity interest of 20%, and with the conclusion of a partnership with Yakult particularly focused on the development of joint research and development projects and of probiotic products. This partnership resulted in the formation of two joint ventures in 2005 and 2006, in India and Vietnam, with the aim of developing the local market in probiotics.

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

•

In 2006, the Group concluded a joint venture agreement with China Mengniu Dairy Company Limited, for the development, production and distribution of fresh dairy products in China. The Group holds 49% of this joint venture, which benefits from Mengniu’s leading position on the Chinese market for fresh dairy products.

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

Financial investments were € 575 million in 2006, compared to € 636 million in 2005 and € 98 million in 2004. The principal financial investments in 2006 related to:

•

the acquisition of an additional 3.22% interest in Danone Asia, a holding company that holds the Group’s interests in the Asia-Pacific region. Following this acquisition, the Group holds 100% of Danone Asia;

•

the acquisition of an additional interest in Danone Djurdjura (Fresh Dairy Products in Algeria), raising the Group’s holdings from 51% to 100%. This company, which was previously accounted for by the equity method, has been fully consolidated beginning in the second semester of 2006;

•	the acquisition of an additional interest in Danone Romania (Fresh Dairy Products in Romania), raising the Group’s holdings from 65% to 100%;

•	the acquisition of a 22.18% interest in Hui Yuan Juice Holdings Co (Beverages in China), which is accounted for by the equity method;

•	the acquisition of 100% of the company Rodich (Fresh Dairy Products in the Ukraine), which is fully consolidated;

•	the acquisition of a 49% interest in the Danish company Aqua d’Or (Beverages in Denmark), which is accounted for by the equity method;

•	the acquisition of an additional 10.3% interest in Shanghai Bright Dairy (Fresh Dairy Products in China), which is non-consolidated; and

•	the acquisition of an additional 3.8% interest in Wimm Bill Dann (Fresh Dairy Products in Russia), which is non-consolidated.

Financial investments in 2005 were principally related to the acquisition of the interest held by the Suntory group in DS Waters, LP (which was sold to the Kelso investment fund in November 2005), the acquisition of an additional interest in Danone Asia, raising the Group’s interest from 93.56% to 96.78%, the acquisition of an additional 29% interest in Sotubi (Biscuits in Tunisia) and the acquisition of the Egyptian fresh dairy products company Olait (renamed Danone Dairy Egypt).

Financial investments in 2004 were principally related to the acquisition of an additional interest in Zywiec Zdroj (Beverages in Poland), bringing the Group’s holdings from 88% to 100%, the acquisition of assets of Chock & Rolls (Biscuits in Russia) and the acquisition of an interest in Bonafont Garrafones y Servicios (HOD Water in Mexico).

In addition, the Company and its subsidiaries concluded various agreements providing for the repurchase by the Group of interests held by third parties in certain companies in the event these third parties wish to sell their interests (see Notes 5 and 25 to the Consolidated Financial Statements). No significant financial investment is currently considered probable regarding these options, with the exception of the potential partial exercise of the option relating to Danone Russia.

Finally, repurchases of the Company’s shares made through the programs authorized by the general shareholders’ meetings for the years 2003 to 2005 represented expenditures of € 731 million in 2006, compared to € 685 million in 2005 and € 226 million in 2004. The Group anticipates that it will actively complete share repurchases in 2007.

Capital Investments.    Capital investments amounted to € 692 million in 2006, compared to € 607 million in 2005 and € 520 million in 2004 (representing, respectively, 4.9%, 4.7% and 4.2% of consolidated net sales). The steady increase in investment since 2004 reflects the need for production capacity required for the strong growth in the Group’s revenues. In 2006, approximately 38% of capital investments were investments in capacity in the “Nouvelles Frontières” countries, those with strong growth in net sales (Russia, Mexico, China, Indonesia and the United States in the fresh dairy products segment), notably:

•	an increase in production capacity in the United States to ensure the development of the Activia (launched in January 2006) and Danactive (launched in January 2007) product lines; and

•	an increase in production capacity for the fresh dairy products and beverages activities in Latin America, which have experienced very strong growth.

Investments in 2006 also include the construction of a new biscuit production plant in Algeria and increased production capacity for the Volvic aromatisé product line in France.

Amounts expended during 2005 included primarily investments in capacity in the “Nouvelles Frontières” countries.

In 2004, capital investments included (i) investments in capacity in Europe to meet the growth in sales of Actimel and (ii) investments in capacity in the “Nouvelles Frontières” countries. One of the main investments for 2004 related to a production plant for fresh dairy products in Tchekov, Russia.

The main capital investments currently underway are related to increasing capacity in the “Nouvelles Frontières” countries as well as increasing European capacity for the Actimel, Danacol and Essensis product lines.

As in 2006, the Group anticipates the continuation in 2007 of its investment efforts in the “Nouvelles Frontières” countries. The Group anticipates that its capital investments should represent between 4.5% and 5% of its net sales in 2007.

Changes in Scope of Consolidation

Changes in the scope of consolidation are described in Note 3 to the Consolidated Financial Statements. The principal acquisitions in 2006 included:

•

the acquisition of an additional 3.22% interest in Danone Asia, a holding company that holds the Group’s interests in the Asia-Pacific region. Following this acquisition, the Group holds 100% of Danone Asia;

•

the acquisition of an additional interest in Danone Djurdjura (Fresh Dairy Products in Algeria), raising the Group’s holdings from 51% to 100%. This company, which was previously accounted for by the equity method, has been fully consolidated beginning in the second semester of 2006;

•	the acquisition of an additional interest in Danone Romania (Fresh Dairy Products in Romania), raising the Group’s holdings from 65% to 100%;

•	the acquisition of a 22.18% interest in Hui Yuan Juice Holdings Co (Beverages in China), which is accounted for by the equity method;

•	the acquisition of 100% of the company Rodich (Fresh Dairy Products in the Ukraine), which is fully consolidated; and

•	the acquisition of a 49% interest in the Danish company Aqua d’Or (Beverages in Denmark), which is accounted for by the equity method.

The main acquisitions in 2005 concerned the purchase of an additional 3.22% interest in Danone Asia as well as the acquisition of an additional 29% interest in Sotubi (Biscuits in Tunisia), raising the Group’s holdings in this company from 20% to 49%.

The acquisitions in 2004 were essentially related to the acquisition of an additional interest in Zywiec Zdroj (Beverages in Poland), the acquisition of the assets of Chock and Rolls (Biscuits in Russia) and the acquisition of an interest in Bonafont Garrafones y Servicios (HOD Water in Mexico).

The principal divestments in 2006 included:

•

Sauces in Asia: The sale of these activities in January 2006 generated a capital gain of approximately € 154 million (before minority interests). As the Group has completely exited its sauces activities, this capital gain is reflected in the item “Net income from discontinued operations” in the consolidated income statement.

•

Griffins (Biscuits in New Zealand): The sale of this company, finalized in May 2006, generated a non-taxable capital gain of € 43 million, which is reflected in the item “Other operating (expense) income” in the consolidated income statement.

•

Danone Waters of Canada (HOD Water in Canada): The sale of this company in June 2006 generated a net loss of approximately € 11 million. This loss before tax, in an amount of € 38 million, is reflected in the item “Other operating (expense) income” in the consolidated income statement.

•

Bakoma (Fresh Dairy Products in Poland): The sale of the minority interest held by the Group in this company was finalized in December 2006 and generated a capital gain of approximately € 6 million. This gain is reflected in the item “Net income (loss) of affiliates” in the consolidated income statement.

The principal divestments in 2005 were related to beverages activities in Italy, minority interests held by the Group in biscuits activities in Colombia, fresh dairy products business in Greece, beer activities in Spain, packaged water in the United States and sauces activities held by the Group in the United Kingdom and the United States.

The principal divestments in 2004 were related to the sale in July of subsidiaries in the biscuits segment in the United Kingdom (Jacob’s) and in Ireland (Irish Biscuits).

Exchange Rates

A significant part of the Group’s assets is located outside France and is denominated in currencies other than the euro. In 2006, 48% of the Group’s net sales were booked in euro and the remaining 52% were in other currencies, primarily the Chinese yuan, the U.S. dollar, the British pound and the Mexican peso. In addition, approximately 40% of the Group’s trading operating income was denominated in currencies other than the euro. As a result, foreign exchange rate fluctuations against the euro could have a significant effect on the Group’s income statement. These fluctuations also have an effect on the value on the Group’s consolidated balance sheet of assets and liabilities recorded in currencies other than the euro.

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

Valuation of Assets

The Group performs a review of long-lived assets (including goodwill) for impairment at least once a year. As described in Notes 1.4 and 1.5 to the Consolidated Financial Statements, this review consists of comparing the recoverable value of the assets to their net carrying value. The recoverable value corresponds to the higher of value in use and market value. In 2006, the Group recorded non-current charges of € 130 million related to its interests in the HOD water business in Europe and € 40 million in relation to goodwill in Robust (Beverages in China).

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

Recent Events

In January 2007, the Group announced the formation of a fresh dairy products company in Thailand, named Danone Dairy Thaïlande, and the formation of a strategic partnership with Dutch Mill Co.

In January 2007, the Group acquired all of the shares of the joint venture Calpis Ajinomoto Danone, which was renamed Danone Japon.

In February 2007, the Group announced the formation of a joint venture with the Colombian company Alqueria to develop, produce and distribute fresh dairy products in Colombia.

In February 2007, the Group announced that in the context of the initial public offering of Hui Yuan Juice on the Hong Kong Stock Exchange, it would subscribe to the capital increase in order to maintain its percentage of ownership.

Consolidated Results of Operations

The tables below present (i) the principal components of the consolidated income statement in euro and as a percentage of net sales and (ii) the Group’s net sales, trading operating income and trading operating margin by main business line and geographic area for each of the years ended December 31, 2004, 2005 and 2006. The information below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, included elsewhere in this annual report.

	Year ended December 31,
	2004		2005		2006
	(millions of €, except percentages)
Net sales(1)	12,273	100.0%	13,024	100.0%	14,073	100.0%
Cost of goods sold	(6,223)	50.7%	(6,644)	51.0%	(7,214)	51.3%
Selling expenses	(3,108)	25.3%	(3,331)	25.6%	(3,605)	25.6%
General and administrative expenses	(976)	8.0%	(1,017)	7.8%	(1,047)	7.4%
Research and development expenses	(129)	1.0%	(123)	1.0%	(126)	0.9%
Other (expense) income	(229)	1.9%	(171)	1.3%	(167)	1.2%

Trading operating income	1,608	13.1%	1,738	13.3%	1,914	13.6%
Other operating (expense) income	(49)	0.4%	(32)	0.2%	(40)	0.3%
Operating income	1,559	12.7%	1,706	13.1%	1,874	13.3%
Cost of net debt	(94)	0.8%	(101)	0.8%	(37)	0.3%
Other financial (expense) income	104	0.9%	(9)	—	(31)	0.2%
Income before income tax	1,569	12.8%	1,596	12.3%	1,806	12.8%
Income taxes	(428)	3.5%	(473)	3.7%	(360)	2.6%
Income from consolidated companies	1,141	9.3%	1,123	8.6%	1,446	10.2%
Net income (loss) of affiliates	(550)	4.5%	44	0.3%	(40)	0.2%
Net income from continuing operations	591	4.8%	1,167	8.9%	1,406	10.0%
Net income from discontinued operations	47	0.4%	504	3.9%	154	1.1%

Net income	638	5.2%	1,671	12.8%	1,560	11.1%
Attributable to the Group	449	3.7%	1,464	11.2%	1,353	9.6%
Attributable to minority interests	189	1.5%	207	1.6%	207	1.5%

(1)	Net sales are stated net of rebates and discounts, as well as trade support actions that are generally invoiced by customers.

	Net Sales			Trading Operating Income			Trading Operating Margin(1)
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(millions of €, except percentages)
By Business Line
Fresh dairy products	6,510	7,184	7,934	917	1,019	1,109	14.1%	14.2%	14.0%
Beverages	3,201	3,473	3,942	493	474	504	15.4%	13.7%	12.8%
Biscuits and cereal products	2,562	2,367	2,197	278	343	301	10.9%	14.5%	13.7%
Unallocated expenses	—	—	—	(80)	(98)	—	—	—	—

Total	12,273	13,024	14,073	1,608	1,738	1,914	13.10%	13.35%	13.60%

By Geographic Area
Europe(2)	8,096	8,179	8,582	1,209	1,266	1,295	14.9%	15.5%	15.1%
Asia	1,965	2,235	2,429	259	256	244	13.2%	11.5%	10.0%
Rest of the World	2,212	2,610	3,062	220	314	375	10.0%	12.0%	12.2%
Unallocated expenses(3)	—	—	—	(80)	(98)	—	—	—	—

Total	12,273	13,024	14,073	1,608	1,738	1,914	13.10%	13.35%	13.60%

(1)	Trading operating income as a percentage of net sales.
(2)	France represented approximately 34% of the net sales of Europe in 2006 (35.3% in 2005 and 36.8% in 2004).
(3)	Unallocated income (expense) represents the balance of Group income (expenses) that have not been allocated to any specific operating division. In 2006, the Group established a system of analysis allowing it to allocate all of this income and expense to business lines.

Results of Operations for the Years Ended December 31, 2005 and 2006

Net Sales.    Net sales for the Group increased by 8.1% from € 13,024 million in 2005 to € 14,073 million in 2006. This increase in net sales resulted from a 9.7% increase in net sales at constant exchange rates and scope of consolidation, partially offset by a net negative effect (-1.4%) of changes in the scope of consolidation of the Group’s operations and currency exchange rates (-0.2%). The 9.7% increase in net sales at constant exchange rates and scope of consolidation achieved in 2006 resulted from an increase in sales volumes (approximately 7.1%) and an increase in price per unit of goods sold (2.6%).

The effect of changes in the scope of consolidation primarily resulted from the deconsolidation of the biscuits activities in India as of July 1, 2006 (see Note 8 to the Consolidated Financial Statements) and from the sale of the biscuits activities in New Zealand in June 2006.

Geographically, growth in net sales in 2006 was driven by the Rest of the World and by Asia, which achieved growth rates of 17.3% and 8.7%, respectively, at constant exchange rates and scope of consolidation. Growth in Europe, which is a more mature market, was 4.9% at constant exchange rates and scope of consolidation.

Cost of Goods Sold.    Cost of goods sold corresponds to production costs, including costs of raw materials (food and packaging), labor costs and depreciation of production machinery. In absolute terms, the cost of goods sold increased by 8.6% from € 6,644 million in 2005 to € 7,214 million in 2006. As a percentage of net sales, cost of goods sold increased from 51.0% in 2005 to 51.3% in 2006, representing an increase of approximately 30 basis points. This increase was mainly due to the increase in cost of certain raw materials, particularly plastics and sugar in Asia. These unfavorable factors were partially compensated by the Group’s policy of optimizing its use of ingredients and packaging, rationalizing raw materials flows in collaboration with suppliers and increasing productivity.

Selling Expenses.    Selling expenses correspond to advertising and promotional expenses, distribution costs and costs relating to the sales force. In absolute terms, selling expenses increased from € 3,331 million in 2005 to € 3,605 million in 2006, representing 25.6% of net sales in 2005 and 2006. This stability resulted from the

Group’s policy of optimizing its advertising and promotional campaigns and reinforcing the accessibility of the Group’s products in terms of price, especially in emerging countries. In 2006, marketing expenses remained stable as a percentage of net sales.

General and Administrative Expenses.    General and administrative expenses increased slightly in 2006 to € 1,047 million from € 1,017 million in 2005, representing 7.4% of net sales in 2006 compared to 7.8% in 2005. This slight decrease in percentage of net sales was mainly due to the Group’s active policy over the last several years of reducing structural costs.

Research and Development Expenses.    Research and development expenses, which represent approximately 1% of net sales, increased slightly in 2006, to € 126 million from € 123 million in 2005.

Other Income and Expense.    Other expense amounted to € 167 million in 2006 compared to € 171 million in 2005. Other expense is composed of the following items:

	Year ended December 31,
	2005	2006
	(€ in millions)
Employee profit sharing	116	121
Stock options granted to employees of the Group	23	14
Other	32	32

Total	171	167

The item “Other” includes mainly restructuring costs and the gain or loss on the sale of assets.

Trading Operating Income.    Trading operating income increased by € 176 million, from € 1,738 million in 2005 to € 1,914 million in 2006.

Trading operating margin increased by 25 basis points, from 13.35% in 2005 to 13.60% in 2006. This increase, supported by innovations in added value, increases in productivity and optimization of fixed costs, occurred in spite of significant increases in raw materials costs, mainly plastics, and the negative impact of changes in the mix of countries.

The Group’s trading operating income and margin under IFRS are calculated before certain items such as capital gains and losses on disposals of consolidated activities and impairment charges in relation to long-lived assets of subsidiaries. For a discussion of the differences in presentation between IFRS and U.S. GAAP, see Note 2 to the Consolidated Financial Statements.

Other Operating (Expense) Income.    In 2006, other operating expense totaled € 40 million, consisting essentially of the € 38 million loss related to the sale of Danone Waters of Canada (HOD Water in Canada) as well as the € 40 million impairment charge relating to the goodwill of Robust (Beverages in China), partially offset by the € 43 million gain realized on the sale of Griffins (Biscuits in New Zealand).

In 2005, other operating expense totaled € 32 million, consisting essentially of the € 53 million impairment charge on the Group’s HOD water activities in Canada, partially offset by the € 19 million gain related to the sale of Italaquae.

Operating Income.    Operating income increased by € 168 million, from € 1,706 million in 2005 to € 1,874 million in 2006. Operating margin increased by 20 basis points, from 13.1% in 2005 to 13.3% in 2006.

Cost of Net Debt.    Cost of net debt decreased from € 101 million in 2005 to € 37 million in 2006. Cost of net debt is composed of the following items:

	Year ended December 31,
	2005	2006
	(€ in millions)
Interest expense	(189)	(219)
Interest income	88	182

Cost of net debt	(101)	(37)

In 2006, the increase in interest expense resulted mainly from the higher interest expense on financial liabilities denominated in foreign currencies that are entered into to hedge certain foreign investments. The increase in interest income resulted mainly from an increase in the average amount of cash equivalents.

Other Financial Income and Expenses.    Other financial expenses amounted to € 31 million in 2006 compared to € 9 million in 2005. The increase in financial expenses results primarily from the decrease in interest received on the loan made to the investment funds in connection with the sale of Galbani, the loan having been repaid in May 2006.

Income Taxes.    The Group’s income taxes decreased from € 473 million in 2005 to € 360 million in 2006. The effective tax rate decreased from 29.6% in 2005 to 19.9% in 2006, due to the application of specific tax rates to capital gains and losses and impairment charges as well as the recognition of a deferred tax asset in 2006 for the full amount of the tax losses generated by the sale of the HOD water activities in the United States (see Note 24 to the Consolidated Financial Statements). After adjusting for non-current items, the effective tax rate was 28.1% in 2006 compared to 29.1% in 2005. See Note 24 to the Consolidated Financial Statements for a reconciliation of the French tax rate and the Group’s effective tax rate.

Net Income of Affiliates.    Net income of affiliates is detailed as follows:

	Year ended December 31,
	2005	2006
	(€ in millions)
Group’s share in net income	69	62
Impairment charge	(51)	(130)
Gain on disposal and others	26	28

Total	44	(40)

For 2006, the item “Impairment charge” includes impairment charges related to the Group’s interest in The Danone Springs of Eden BV (HOD Water in Europe). The item “Gain on disposal and others” includes the capital gain from the sale of the minority interest in Bakoma (Fresh Dairy Products in Poland).

For 2005, the item “Impairment charge” includes the loss in value of the minority interest in Bakoma. The item “Gain on disposal and other” includes primarily (i) the net capital loss of € 313 million from the disposal of the HOD water activities in the United States, (ii) the net capital gain of € 292 million from the disposal of Mahou (Beer in Spain) and (iii) the net capital gain of € 22 million from the disposal of Galletas Noël (Biscuits in Colombia).

Net Income from Discontinued Operations.    For 2006, this item includes the gain on the sale of the sauces activities in Asia. For 2005, this item includes net income from the sauces activities and the capital gain of € 473 million from the disposal of the sauces activities in the United Kingdom and the United States.

Net Income Attributable to the Group.    In 2006, net income attributable to the Group amounted to € 1,353 million compared to € 1,464 million in 2005. The reconciliation of Group share in net income to Group share in current net income is presented in the table below:

	Year ended December 31,
	2005	2006
	(€ in millions)
Net income attributable to the Group	1,464	1,353
Non-current net income from continuing operations	71	(11)
Net income from discontinued operations	(504)	(148)

Current net income attributable to the Group from continuing operations	1,031	1,194

Non-current net income from continuing operations primarily consists of elements reflected in the item “Other operating (expense) income” (see above) and impairment charges and gains and losses from disposals relating to entities accounted for under the equity method (see above), as well as the effect of the recognition of deferered tax assets for the full amount of the tax losses generated by the HOD water activities in the United States.

Net Income per Share.    The diluted net income per share attributable to the Group decreased from € 5.87 in 2005 to € 5.53 in 2006. Excluding non-current items recorded in 2005 and 2006, diluted net income per share attributable to the Group would have increased by approximately 17.9%, from € 4.14 in 2005 to € 4.88 in 2006.

Net Sales, Trading Operating Income and Trading Operating Margin by Main Business Line

Fresh Dairy Products.    Net sales of fresh dairy products increased from € 7,184 million in 2005 to € 7,934 million in 2006, a 10.4% increase. At constant exchange rates and scope of consolidation, net sales increased by 9.2%. This internal growth, which was mainly driven by four blockbuster product lines (Actimel, Activia, Danonino and Vitalinea), was reinforced by positive effects of changes in the scope of consolidation, primarily related to the consolidation of Al Safi Danone Company (Saudi Arabia) and Danone Djurdjura (Algeria), companies in which the Group obtained control in July 2005 and July 2006, respectively. Variations in exchange rates had a slightly negative impact on growth of net sales in 2006, in the amount of 0.1%. Sales of yogurt and similar products, which represent close to 95% of the segment’s sales, showed an increase in net sales of close to 11% in 2006.

The 2006 performance once again reflects the segment’s ability to innovate and expand the scope of its brands and key products, whether geographically or through the introduction of new products. The probiotic line Activia continued to show growth rates in sales of close to 50% at constant exchange rates and scope of consolidation and represented net sales of € 1,279 million. Similarly, sales of Actimel recorded growth of 12% at constant exchange rates and scope of consolidation and represented net sales of more than € 1 billion in 2006.

Trading operating income improved from € 1,019 million in 2005 to € 1,109 million in 2006, and trading operating margin decreased from 14.2% to 14.0%. If corporate expenses had been reallocated to the business segments in 2005, trading operating income would have been € 965 million in 2005 and trading operating margin would have increased from 13.4% in 2005 to 14.0% in 2006. This increase of 68 basis points, which is primarily due to the stability in the price of milk and favorable market conditions for the other raw materials, demonstrates the continued success of innovation and the higher margin blockbusters.

Beverages.    Net sales of beverages increased from € 3,473 million in 2005 to € 3,942 million in 2006, an increase of 13.5%. At constant exchange rates and scope of consolidation, net sales of beverages increased 14.8% in 2006. This increase was partially offset by a 1.1% negative impact from changes in the scope of consolidation.

Trading operating income for beverages increased by more than 6% from € 474 million in 2005 to € 504 million in 2006 and trading operating margin decreased from 13.7% in 2005 to 12.8% in 2006. If corporate expenses had been reallocated to the business segments in 2005, trading operating income would have been € 448 million in 2005 and trading operating margin would have decreased from 12.9% in 2005 to 12.8% in 2006. The decrease in trading operating margin resulted primarily from (i) negative effects related to the increase in the price of plastics and sugar, particularly in Asia, and (ii) stronger growth in countries with lower margins, particularly in China in the fourth quarter of 2006.

Biscuits and Cereal Products.    Net sales of biscuits and cereal products decreased from € 2,367 million in 2005 to € 2,197 million in 2006, a decrease of 7.1%. This decrease is primarily due to a negative impact from changes in the scope of consolidation of 9.9% related to the disposal of Griffins (New Zealand) and the deconsolidation of the Indian company Britannia Industries (see Note 8 to the Consolidated Financial Statements). At constant exchange rates and scope of consolidation, net sales of biscuits and cereal products increased by 3.1% in 2006. This increase was mainly driven by Europe.

Trading operating income for biscuits and cereal products decreased from € 343 million in 2005 to € 301 million in 2006. Trading operating margin decreased from 14.5% in 2005 to 13.7% in 2006. If corporate expenses had been reallocated to the business segments in 2005, trading operating income would have been € 325 million in 2005 and trading operating margin would have remained stable at 13.7%. This stability primarily results from the neutral impact of the cost of raw materials and strong productivity, which compensated for an unfavorable geographic mix.

Net Sales, Trading Operating Income and Trading Operating Margin by Geographic Area

Europe.    Net sales in Europe increased from € 8,179 million in 2005 to € 8,582 million in 2006, an increase of 4.9%. At constant exchange rates and scope of consolidation, net sales increased by 5.1%, despite a slight increase in France, which represented € 2,916 million, or 34% of the region. The growth in Europe was primarily driven by the strong performances of Russia, Spain and Germany.

Trading operating income for Europe increased from € 1,266 million in 2005 to € 1,295 million in 2006 and trading operating margin decreased from 15.5% in 2005 to 15.1% in 2006. If corporate expenses had been reallocated to the business segments in 2005, trading operating income would have been € 1,204 million in 2005 and trading operating margin would have increased from 14.7% in 2005 to 15.1% in 2006.

Asia.    Net sales in Asia increased from € 2,235 million in 2005 to € 2,429 million in 2006, an increase of 8.7%. At constant exchange rates and scope of consolidation, net sales increased by 20.6% in 2006, with a large contribution from China.

Trading operating income for Asia decreased from € 256 million in 2005 to € 244 million in 2006 and trading operating margin decreased from 11.5% in 2005 to 10.0% in 2006. If corporate expenses had been reallocated to the business segments in 2005, trading operating income would have been € 239 million in 2005 and trading operating margin would have decreased from 10.7% in 2005 to 10.0% in 2006. This decrease is primarily due to the negative impact of the increase in the price of plastics and sugar.

Rest of the World.    Net sales in this region, which primarily includes the activities of the Group in the Americas and South Africa, increased from € 2,610 million in 2005 to € 3,062 million in 2006, an increase of 17.3%. At constant exchange rates and scope of consolidation, net sales increased by 16% in 2006, with high levels of growth in every country in the region.

Trading operating income for the Rest of the World increased from € 314 million in 2005 to € 375 million in 2006 and trading operating margin increased from 12% in 2005 to 12.2% in 2006. If corporate expenses had been reallocated to the business segments in 2005, trading operating income would have been € 295 million in 2005 and trading operating margin would have increased from 11.3% in 2005 to 12.2% in 2006, due to the growth of the business in the entire region.

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

Geographically, at constant exchange rates and scope of consolidation, growth in net sales in 2005 was driven by Asia and the Rest of the World, which achieved growth rates of 12.9% and 15.6%, respectively. Growth in Europe, which is a more mature market, was 2.8% at constant exchange rates and scope of consolidation.

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

Other Income and Expense.    Other expense amounted to € 171 million in 2005 compared to € 229 million in 2004. Other expense is composed of the following items:

	Year ended December 31,
	2004	2005
	(€ in millions)
Employee profit sharing	115	116
Stock options granted to employees of the Group	28	23
Other	86	32

Total	229	171

The item “Other” includes mainly restructuring costs and the gain or loss on the sale of assets.

Trading Operating Income.    Trading operating income increased by € 130 million, from € 1,608 million in 2004 to € 1,738 million in 2005.

Trading operating margin increased by 25 basis points, from 13.10% in 2004 to 13.35% in 2005. This increase, which included approximately 51 basis points from the Group’s operating performance and approximately 44 basis points from changes in the scope of consolidation, occurred in spite of significant increases in transport costs and raw materials costs, mainly plastics, and the negative impact of changes in the mix of countries.

The Group’s trading operating income and margin under IFRS are calculated before certain items such as capital gains and losses on disposals of consolidated activities and impairment charges in relation to long-lived assets of subsidiaries. For a discussion of the differences in presentation between IFRS and U.S. GAAP, see Note 2 to the Consolidated Financial Statements.

Other Operating (Expense) Income.    In 2005, other operating expense totaled € 32 million, consisting essentially of the € 53 million impairment charge on the Group’s HOD water activities in Canada, partially offset by the € 19 million gain related to the sale of Italaquae (Beverages in Italy).

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

Net Income Attributable to the Group.    In 2005, net income attributable to the Group amounted to € 1,464 million compared to € 449 million in 2004. The reconciliation of Group share in net income to Group share in current net income is presented in the table below:

	Year ended December 31,
	2004	2005
	(€ in millions)
Net income attributable to the Group	449	1,464
Non-current net income from continuing operations	508	71
Net income from discontinued operations	(47)	(504)

Current net income attributable to the Group from continuing operations	910	1,031

Non-current net income from continuing operations primarily consists of elements reflected in the item “Other operating (expense) income,” as well as impairment charges and gains and losses from disposals relating to entities accounted for under the equity method (see above).

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

Net Sales, Trading Operating Income and Trading Operating Margin by Main Business Line

Fresh Dairy Products.    Net sales of fresh dairy products increased from € 6,510 million in 2004 to € 7,184 million in 2005, a 10.4% increase. At constant exchange rates and scope of consolidation, net sales increased by 7%. This internal growth was reinforced by positive effects of changes in the scope of consolidation, primarily related to the consolidation of Al Safi Danone Company (Saudi Arabia), of which the Group obtained control in July 2005. Variations in exchange rates also had a positive impact on growth of net sales, in the amount of 2.3%. Sales of yogurt and similar products, which represent close to 95% of the segment’s sales, showed an increase in net sales of 11% in 2005.

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

Beverages.    Net sales of beverages increased from € 3,201 million in 2004 to € 3,473 million in 2005, an increase of 8.5%. At constant exchange rates and scope of consolidation, net sales of beverages increased by 10% in 2005. This increase was partially offset by a 2.6% negative impact from changes in the scope of consolidation related in particular to the disposal of the bottled water activities in Italy. Innovation was again a key factor in the growth of this segment, in particular with the launch of new flavored and functional beverages, such as Taillefine Fiz in France and Smakolyk in Poland.

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

	At December 31,
	At December 31, 2005	Change for the year	Transfer to current portion	Translation adjustments	Other	At December 31, 2006
	(€ in millions)
Cash and cash equivalents	576	115	—	(36)	—	655
Marketable securities	2,413	201	—	(11)	(39)	2,564

Total cash and cash equivalents	2,989	316	—	(47)	(39)	3,219
Current financial liabilities	869	(235)	23	(13)	(228)	416
Non-current financial liabilities	5,692	28	(23)	(12)	20	5,705

Total financial liabilities	6,561	(207)	—	(25)	(208)	6,121

Net debt	3,572	(523)	—	22	(169)	2,902

Other changes in net debt correspond primarily to changes in financial liabilities related to the put options granted to minority stockholders (see note 16 to the Consolidated Financial Statements).

Cash, Cash Equivalents and Marketable Securities

Marketable securities, which are treated as trading securities, include mainly negotiable debt instruments (€ 1,292 million at December 31, 2006, € 670 million at December 31, 2005 and € 765 million at December 31, 2004) and money market funds (€ 1,272 million at December 31, 2006, € 1,743 million at December 31, 2005 and € 1,435 million at December 31, 2004).

Marketable securities are usually purchased from major financial institutions.

Financial Debt

Financial debt is composed of the following:

	At December 31,
	2004	2005	2006
	(€ in millions)
Convertible bonds	605	70	—
Bank loans, other debt and employee profit-sharing debt	3,456	3,465	3,617
Financial liabilities linked to options granted to minority stockholders	2,440	2,626	2,504
Financial liabilities linked to securitized receivables	703	400	—

Total debt	7,204	6,561	6,121

Including short-term portion	527	869	416
Including long-term portion	6,677	5,692	5,705

The line item “Bank loans, other debt and employee profit-sharing debt” mainly comprises (i) Euro Medium-Term Notes (EMTN) denominated in euro or in foreign currencies, which were issued as part of the annual program established by the Company and its subsidiary Danone Finance to issue EMTNs in a principal amount of up to € 7 billion, and (ii) treasury notes in a principal amount of up to € 2.5 billion.

The line item “Financial liabilities linked to options granted to minority stockholders” corresponds to the exercise price of the put options granted to minority stockholders in certain consolidated companies. The main commitment relates to Danone Spain for € 2,020 million. The majority of these options are exercisable at any time and no significant financial investment is currently considered probable regarding these options, with the exception of the potential partial exercise of the option relating to Danone Russia.

The decrease in financial debt between December 31, 2005 and December 31, 2006 resulted primarily from the early redemption of the balance of the convertible bonds as well as the expiration in June 2006 of the receivables securitization program.

Consolidated Cash Flows

The Group believes that the liquidity from its operations, cash, cash equivalents and marketable securities and the amounts available through its credit lines will be sufficient to finance its operating expenses, capital investment needs, debt service and dividend payments.

The table below presents information related to the consolidated cash flows for the years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Cash flows provided by operating activities	1,694	1,847	2,169
Capital expenditures	(520)	(607)	(692)
Proceeds from the sale of fixed assets(1)	30	63	39
Free cash flow(2)	1,204	1,303	1,516
Purchase of businesses and other investments, net of cash and cash equivalents acquired	(98)	(636)	(575)
Proceeds from the sale of businesses and other financial investments, net of cash and cash equivalents disposed of(1)	620	1,596	391
(Increase) decrease in long-term loans and other assets	130	(134)	336
Changes in cash and cash equivalents of discontinued operations	52	30	—
Dividends	(456)	(489)	(610)
Purchases of treasury stock (net of disposals)	(213)	(558)	(587)
Increase in capital and additional paid-in capital	38	61	52

Net financing surplus (requirements)(3)	1,277	1,173	523

(1)	The sum of these two line items corresponds to the line item “Proceeds from the sale of businesses and other investments net of cash and cash equivalents disposed of” in the statements of cash flows presented on page F-6.
(2)	Free cash flow equals cash flows from operating activities minus capital expenditures net of disposals. Groupe Danone management uses free cash flow as an internal liquidity indicator. Groupe Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies. Free cash flow does not represent the residual cash flow available for discretionary expenditures, as other commitments have not been deducted. Free cash flow is a non-IFRS measure and should not be considered a substitute for IFRS measures of cash flow from operating, investing, and financing activities.
(3)	Net financing surplus (requirements) is an internal indicator that reflects changes in cash and cash equivalents, net of changes in current and non-current financial liabilities. The Group believes this measure to be useful to investors as it reflects changes in the Group’s financial structure, including its liquidity and solvency. Net financing surplus (requirements) is a non-IFRS measure and should not be considered a substitute for IFRS measures of cash flow from operating, investing, and financing activities. Net financing surplus (requirements) can also be derived from the statements of cash flows as follows:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Cash flows provided by operating activities	1,694	1,847	2,169
Cash flows provided by investing activities	214	312	(501)
Increase in capital and additional paid-in capital	38	61	52
Purchases of treasury stock (net of disposals)	(213)	(558)	(587)
Dividends	(456)	(489)	(610)
Net financing surplus (requirements)	1,277	1,173	523

Cash Flows Provided by Operating Activities

Cash flows provided by operating activities reflects the difference between cash generated by operating activities, excluding changes in net working capital and net changes in current working capital. In general, cash flow is lower in the first half of any given year compared to the second half of that year because of higher working capital needs in the beginning of the year due to (i) increased production in preparation for reduced plant activity and temporary plant closures during the summer vacation months, (ii) the build-up of beverages inventory for stronger consumption in the summer and (iii) outstanding accounts receivable from sales realized in May and June as a result of seasonal variations.

The increase in cash flows provided by operating activities resulted from (i) a 10.2% increase in cash provided by operating activities before net changes in working capital, which increased from € 1,716 million in

2005 to € 1,891 million in 2006 and (ii) the optimization of net changes in working capital, which amounted to € 278 million in 2006 compared to € 131 million in 2005.

Capital Expenditures.    Capital expenditures amounted to € 692 million in 2006 compared to € 607 million in 2005 and € 520 million in 2004, representing 4.9%, 4.7% and 4.2% of net sales, respectively. See “—Overview—Acquisitions and Investments.” Disposals of industrial assets amounted to € 39 million in 2006, compared to € 63 million in 2005 and € 30 million in 2004.

Financial Investments.    Financial investments totaled € 575 million in 2006 compared to € 636 million in 2005 and € 98 million in 2004. For additional information on the Group’s acquisitions and divestitures, see above “—Overview—Acquisitions and Investments” and “—Recent Events.”

Proceeds from the sale of assets amounted to € 391 million in 2006 compared to € 1,596 million in 2005 and € 620 million in 2004. In 2006, proceeds from the sale of assets primarily related to the disposals of the sauces business in Asia (approximately € 180 million), the HOD water business in Canada (approximately € 47 million) and the biscuits business in New Zealand (approximately € 138 million).

Share Repurchase.    In 2006, the Company repurchased 7,073,266 of its own shares, for a total amount of € 731 million compared to 9,125,430 shares for a total amount of € 685 million in 2005 and 3,396,387 shares, for a total amount of € 226 million in 2004. In addition, the income received upon the exercise of share purchase options by employees amounted to € 144 million in 2006 compared to € 127 million in 2005 and € 13 million in 2004.

Other Financing

At December 31, 2006, the Group’s non-consolidated investments included investments in listed companies with a market value of € 757 million, as is reflected in the balance sheet. These non-consolidated investments mainly consist of investments in Wimm Bill Dann, ONA, Shanghai Bright Dairy and Britannia Industries (see Note 8 to the Consolidated Financial Statements).

Marketable securities include mainly negotiable debt instruments and money market funds with major financial institutions, with respect to which the Group’s exposure is limited. In addition, other financial assets include marketable securities in the amount of € 84 million held as security for the Group’s damage and healthcare provisions.

The Group’s pension fund had a market value of € 339 million at December 31, 2006, of which approximately 26% was invested in equity securities, pursuant to the policy adopted by the managers of these funds. See Note 17 to the Consolidated Financial Statements.

Financial Condition

Danone’s consolidated net debt (defined as current and non-current financial liabilities less cash, cash equivalents and marketable securities) decreased to € 2,902 million at December 31, 2006 compared to € 3,572 million at December 31, 2005 and € 4,538 million at December 31, 2004, corresponding to ratios of net debt to total equity of 47.8% in 2006 (6.6% excluding financial liabilities related to the put options granted to minority stockholders), 63.5% in 2005 (16.8% excluding financial liabilities related to the put options granted to minority stockholders) and 100.7% in 2004 (46.6% excluding financial liabilities related to the put options granted to minority stockholders). The Group’s management uses the net debt to total equity ratio as an internal liquidity indicator. The Group believes this information will be useful to investors since it is used as a performance measure by credit rating agencies.

The Company’s long-term debt is rated A1 stable by Moody’s and A+ stable by Standard & Poor’s, and its commercial paper is rated A-1 by Standard & Poor’s. The Group’s financial objective includes the use of debt financing to lower the average cost of capital, while maintaining reasonable levels of indebtedness to protect its financial flexibility.

Danone maintains (at the parent company level and at the level of its finance subsidiaries, in particular Alfabanque, a wholly-owned subsidiary of the Company approved by the Comité des Etablissements de Crédit et des Entreprises d’Investissement and subject to all regulations applicable to credit institutions) credit lines with banks and other financial institutions to ensure the availability on an as-needed basis of medium-term credit lines. At December 31, 2006, Danone had credit lines totaling € 2,800 million (€ 2,875 million at December 31, 2005 and € 3,050 million at December 31, 2004). Operating subsidiaries had credit lines of € 294 million at December 31, 2006. Moreover, at December 31, 2006, the Group had cash and cash equivalents and marketable securities of € 3,219 million (compared to € 2,989 million at December 31, 2005 and € 2,666 million at December 31, 2004) to meet working capital needs and to take advantage of expansion opportunities.

Off-balance Sheet Arrangements and Aggregate Contractual Obligations

Aggregate Contractual Obligations

The following table sets forth the contractual obligations of the Group at December 31, 2006:

	Payment due by period
	Total	2007	2008	2009	2010	2011	2012 and after
	(€ in millions)
Financial liabilities(1)(2)	6,328	517	1,610	225	143	128	3,705	(3)
Capital lease commitments	19	3	2	2	2	2	8
Operating lease commitments	295	97	61	44	24	20	49
Commitments to purchase goods, services and investments	652	512	58	44	23	12	3
Commitments related to financial investments	47	47	—	—	—	—	—

(1)	Excluding financial liabilities linked to capital leases.
(2)	Including financial interest.
(3)	Consists primarily of the financial liabilities related to options granted to minority stockholders, which can be exercised at any time. The options granted to the minority shareholders of Danone Spain were granted for an initial contractual period of 25 years (expiring between November 2016 and February 2017) and may be automatically renewed for successive 5-year periods.

Other Commitments

	Amount of obligation by date of expiration
	Total	2007	2008	2009	2010	2011	2012 and after
	(€ in millions)
Commitments granted
Guarantees and pledges given	98	78	1	—	1	—	18
Other commitments given	99	57	8	9	4	3	18

Commitments received
Credit lines	3,094	539	—	1,152	1,400	—	3
Guarantees and pledges received	61	52	1	—	—	—	8
Other commitments received	61	56	2	1	—	—	2

In connection with the formation of The Danone Springs of Eden BV, the Group granted a put option and was granted a call option on the 33.1% interest in the company it does not already own, directly or indirectly. These options can be unconditionally exercised in 2008 and, when certain conditions are met, before 2008. The exercise price of these options depends on the valuation of the company taking into account its economic performance and its results. At December 31, 2006, taking into account the performance of the company during the year 2006, the obligation of the Group in relation to these options was reviewed and assessed at approximately € 120 million (€ 150 million at December 31, 2005).

In addition, the Group granted a put option to its Indian partner in Britannia Industries (see Note 8 to the Consolidated Financial Statements).

Finally the Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business. Liabilities are accrued for when a loss is probable and can be reasonably estimated.

Impact of Changes in Exchange Rates

The Group publishes its consolidated financial statements in euro. In 2006, approximately 48% of the Group’s net sales and 60% of its trading operating income were realized in euro. However, a substantial portion of the Group’s assets, liabilities, sales and earnings are denominated in currencies other than the euro, particularly the Chinese yuan, the U.S. dollar and U.S. dollar-influenced currencies, the British pound or the Polish zloty. As a result, the Group is exposed to fluctuations in the values of such currencies against the euro with respect to the translation into euro of amounts to be reflected in its consolidated financial statements. In particular, the appreciation of the euro in relation to other currencies decreases the euro value of the contribution to the Group’s consolidated results and to the financial condition of the Group’s subsidiaries that maintain their financial accounts in such other currencies.

Both the sales and operating expenses of the Group’s subsidiaries are denominated principally in the currencies of their home countries, except for imports, exports and financial transactions, which are generally hedged. As a result, the Group believes that its exposure to currency fluctuations has been, and will continue to be, limited locally. As a result of the Group’s strategy of geographic expansion, however, the proportion of the Group’s consolidated net sales, operating income and net income represented by international operations is expected to continue to increase.

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

In 2006, approximately 52% of the Group’s net sales (49% in 2005) and 40% of the Group’s trading operating income (40% in 2005) were outside the euro zone and therefore subject to exchange rate risk.

	2005		2006
	In millions of euro	As a % of Group figures	In millions of euro	As a % of Group figures
Net sales:
of subsidiaries located in euro zone	6,642	51%	6,755	48%
of subsidiaries located outside euro zone	6,382	49%	7,318	52%

Group total net sales	13,024	100%	14,073	100%

Trading operating income:
of subsidiaries located in euro zone	1,043	60%	1,148	60%
of subsidiaries located outside euro zone	695	40%	766	40%

Group total trading operating income	1,738	100%	1,914	100%

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

Meetings of the board of directors, which are held as often as required by the corporate interest, are normally convened and presided over by the Chairman. According to French company law, if the board of directors has not met for over two months, at least one-third of the members of the board may request that the Chairman convene the board regarding matters listed in the agenda for the meeting. A quorum is at least one-half of the members of the board, and decisions are taken by a vote of the majority of the members present, deemed to be present, or represented by other members of the board of directors. The Company’s bylaws permit that certain decisions be taken by the board of directors by means of a conference call or video communication. A director may give a proxy to another director by any written or electronic means, but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. A director may not vote for an arrangement or contract in which he or she is interested. If he or she does vote, the decision will be void.

Under French law, the board of directors must give prior authorization for any security, pledge or guarantee granted by the Company to secure obligations of third parties. This authorization is generally granted for a period of one year. If the security, pledge or guarantee has not been previously authorized by the board of directors, it shall have no effect with regard to the Company.

Pursuant to French law and the Company’s bylaws, the board of directors may consist of 3 to 18 directors. The Company’s bylaws provide that each director is elected by the shareholders at an ordinary general meeting of shareholders for a three-year term and is eligible for reelection upon expiration of such term. The shareholders’ meeting of April 11, 2003 passed a resolution increasing the aggregate amount of directors’ fees to € 500,000. Pursuant to the Group’s code of business conduct (Principes de Conduite des Affaires du Groupe), directors who are also members of the executive committee do not receive directors’ fees. In 2006, directors were paid a total of approximately € 278,000 in directors’ fees for their attendance at board meetings. A director who attended all five meetings of the board of directors in 2006 received € 20,000 in director’s fees, with a fixed portion of € 10,000 per year and a variable portion of € 2,000 per meeting attended. In addition, the members of the three committees of the board of directors received compensation of € 4,000 per meeting. The compensation of the chairmen of these committees is double these amounts. Each director must own at least 2,000 shares of the Company throughout his term of office. In 2006, the board of directors of the Company held five meetings and the attendance rate was approximately 85%.

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

The French Commercial Code (Code de Commerce) strictly forbids loans by the Company to its directors. In addition, no Group company may provide loans to directors or guarantee any director’s obligations. This prohibition also applies to specified executive officers, Assistant Managing Directors, permanent representatives of companies on the board of directors, spouses or heirs of such persons, and other intermediaries.

The French Commercial Code and the Company’s bylaws require any director, the Chief Executive Officer, any Assistant Managing Directors and any of the Company’s shareholders holding voting rights greater than 10%, or if a shareholder company, the company controlling it, that are considering, either directly or indirectly, personally or through an intermediary, entering into an agreement with the Company, to inform the Company’s board of directors as well as its auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the board of directors, and the director in question or person concerned may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general meeting of shareholders for approval once entered into, upon presentation of a special report from the Company’s auditors. Any agreement entered into in violation of these requirements may be declared void by the Commercial

Court at the request of the Company or of any shareholder, if such agreement is contrary to the interests of the Company. However, French law also states that such agreements, if they are entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary, are not subject to the prior authorization of the board of directors. Nevertheless, such agreements must be disclosed by the interested party to the Chairman of the board of directors unless they are not significant for any party in terms of purpose or financial impact. The list and purpose of such agreements must be communicated by the Chairman of the board to the board of directors and to the statutory auditors.

Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of the bylaws or mismanagement. A director may be held liable for such actions both individually and jointly with other directors.

The following table sets forth the names and ages of the directors of the Company, their principal occupation or employment, the dates of their initial election as directors and the years of expiration of their terms:

Name	Age	Principal Occupation or Employment	Director Since	Term Expires
Franck Riboud	51	Chairman and Chief Executive Officer (“Président Directeur Général”) of Groupe Danone. Director of L’Oreal SA, Renault, ONA; Member of Supervisory Board of Accor.	1992	2010	(1)
Jacques Vincent	61	Vice-Chairman, Directeur Général Délégué of Groupe Danone. Chairman of the Board of Directors of Ecole Normale Supérieure de Lyon; Director of Syngenta.	1997	2008
Bruno Bonnell(2)	48	Chairman and Chief Executive Officer of the Board of Directors of Infogrames Entertainment; Member of the Supervisory Board of Pathe, Eurazeo.	2002	2008
Michel David-Weill	74	President of Supervisory Board of Eurazeo; Member of Supervisory Board of Publicis Groupe.	1970	2008
Emmanuel Faber	43	Executive Vice-President—Asia-Pacific of Groupe Danone. Director of Ryanair Holdings Plc; Member of the Supervisory Board of Legris Industries.	2002	2010	(1)
Richard Goblet d’Alviella(2)	58	Chief Executive Officer (“Administrateur Délégué”) of Sofina S.A.; Director of Delhaize Groupe, Suez, Suez-Tractebel, Caledonia Investements, Finasucre SA, Glaces de Moustier sur Sambre, Henex S.A., Société de Participations Industrielles SA; Member of the Supervisory Board of Eurazeo.	2003	2009
Naomasa Tsuritani(3)	63	Senior Managing Director of Yakult Honsha, Co Ltd.	2007	2008
Bernard Hours	50	Executive Vice-President—Fresh Dairy Products of Groupe Danone. Director of Colombus Café, Flam’s.	2005	2008
Christian Laubie(2)	68	Member of the Haut Conseil du Commissariat aux Comptes.	1985	2009
Jean Laurent(2)	62	Chairman of the Board of Directors of Calyon S.A., Institut Europlace de Finance; Director of M6; Member of the Supervisory Board of Eurazeo.	2005	2009
Hakan Mogren(2)	62	Deputy Chairman of AstraZeneca Plc; Vice-Chairman of Gambro AB; Board Member of Remy Cointreau, Investor AB.	2003	2009

Name	Age	Principal Occupation or Employment	Director Since	Term Expires
Jacques Nahmias(2)	59	Chairman and Chief Executive Officer of Pétrofrance Chimie SA, Terminales Portuarias S. L., Vice-Chairman of Mercury Oil & Shipping Corporation, Petrofrance Inc.	1981	2008
Benoît Potier(2)	49	Chairman and Chief Executive Officer of Air Liquide SA; Chairman and Chief Executive Officer of Air Liquide International; Member of the Supervisory Board of Michelin.	2003	2009

(1)	Subject to the approval of the shareholders’ meeting of April 26, 2007.
(2)	Independent director as determined by the board of directors.
(3)	Naomasa Tsuritani was co-opted by the board of directors on February 14, 2007 to replace the resigned director Hirokatsu Hirano for the remainder of his term, i.e., until the shareholders’ meeting called to approve the financial statements for the year 2007.

The Company’s board also includes three honorary directors who serve in an advisory role: Daniel Carasso (Honorary Chairman), Yves Boël and Jean-Claude Haas.

The Company has implemented a charter, which outlines the rights and responsibilities of directors and the principles governing the conduct of its executive officers. These guidelines were adopted at the directors’ meeting held on April 25, 2002. In 2003, further to the recommendations of the Nomination Committee and following the Bouton Report, a report issued in France to promote better corporate governance practices for listed companies, the board of directors evaluated its operating practices and decided to modify the charter of the board of directors. Following its evaluation in 2006, a new charter was adopted by the board of directors at its meeting on December 15, 2006.

The board of directors applied the recommendations of the Bouton Report to evaluate the independence of the directors according to criteria that are different from those adopted by the New York Stock Exchange. However, the board of directors decided to progressively implement the recommendation of the Bouton Report relating to directors who have served as such for over 12 years and provide for the development of the board accordingly. The board of directors also noted that the roles as directors that Mr. Goblet d’Alviella occupies in two companies in which Mr. Franck Riboud was also a director until June 2006 did not affect his independence. As a result of these decisions, the board reviewed the position of each of its directors and qualified seven of the thirteen directors as independent. The Company believes that seven of the thirteen directors are also independent under the independence criteria adopted by the New York Stock Exchange.

Significant Differences from NYSE Corporate Governance Requirements

Although Groupe Danone, as a foreign private issuer, is exempt from most of the corporate governance requirements of the New York Stock Exchange applicable to U.S. companies, Groupe Danone currently complies with substantially all such corporate governance requirements except that Groupe Danone’s non-management directors do not currently meet without management and Groupe Danone’s Nomination and Compensation Committee is not composed wholly of independent directors.

Executive Committee

Under the authority of Mr. Franck Riboud, the executive officers comprising the executive committee ensure the operational management of the Group. The executive officers implement the strategy defined by the board of directors, approve the budgets, coordinate the planning and execution of the missions of each of the subsidiaries and business lines and, depending on the results achieved, determine action plans to be implemented. The executive officers meet in committee at least once a month.

The following table sets forth the names and ages of the executive officers of the Company and their current positions with the Company:

Name	Age	Position	Executive Officer Since
Franck Riboud	51	Chairman and Chief Executive Officer (Président Directeur Général)	1996
Jacques Vincent	61	Vice-Chairman and Directeur Général Délégué	1996
Georges Casala	65	Executive Vice-President—Biscuits and Cereal Products	2000
Emmanuel Faber	43	Executive Vice-President—Asia-Pacific	2000
Antoine Giscard d’Estaing	46	Executive Vice-President—Finance, Strategy and Information Systems (Chief Financial Officer)	2005
Bernard Hours	50	Executive Vice-President—Fresh Dairy Products	2001
Philippe Loïc Jacob	42	Secretary General	2005
Thomas Kunz	49	Executive Vice-President—Beverages	2004
Franck Mougin	49	Executive Vice-President—Human Resources	2002
Sven Thormahlen	50	Executive Vice-President—Research and Development	2005

Franck Riboud, 51, has been Chairman and Chief Executive Officer (Président Directeur Général) since 1996. Mr. Riboud joined the Group in 1981 and has held several positions, including General Manager of Evian in 1990 and General Manager of Corporate Business Development in 1994 when he was responsible particularly for the internationalization of the Group. Prior to being appointed to his current position, he was Vice-President and General Manager and Member of the board of directors from 1994. Mr. Riboud holds a degree in engineering from Ecole Polytechnique in Lausanne.

Jacques Vincent, 61, was appointed Vice-Chairman and Directeur Général Délégué in 1998. Prior to this, he was Vice-President—Fresh Dairy Products. Having spent most of his career with the Group, he occupied various positions as general manager of certain of its subsidiaries in France, Germany, Italy and the United States in the water and dairy businesses. Mr. Vincent holds a Master of Science degree from Stanford University, an engineering degree from the Ecole Centrale de Paris and a degree in economics.

Georges Casala, 65, is Executive Vice-President—Biscuits and Cereal Products Worldwide. He began his career in General Foods and joined Danone in 1973. Since then, he has held such positions as President and Chief Executive Office of the Dannon Company in the United States from 1982 to 1989, Vice-President of Danone France since 1989 and Executive Vice-President—Northern Europe since 1995. Mr. Casala is a graduate of the Ecole Supérieure de Commerce de Paris and holds a degree in economics.

Emmanuel Faber, 43, is Executive Vice-President—Asia-Pacific. He joined the Group in 1997 as Director of Development and Strategy, held the position of Executive Vice-President—Finance, Strategy and Information Systems from 2000 to 2005 and has held his current position since 2005. He began his career as a consultant with Bain & Co. then worked for Banque Baring Brothers in 1988. Subsequently, he became financial director and head of strategy of the Legris Industries Group in 1993 and later a member of the board of directors in 1994 and Managing Director of the Group in 1997. Mr. Faber is a graduate of the Ecole des Hautes Etudes Commerciales (HEC).

Antoine Giscard d’Estaing, 46, is Executive Vice-President—Finance, Strategy and Information Systems (Chief Financial Officer). He began his career as a finance inspector in the French civil service. He then joined Lyonnaise des Eaux, where he held a number of positions within the Finance Department and at subsidiary Elyo.

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

Bernard Hours, 50, is Executive Vice-President—Fresh Dairy Products Worldwide. He joined the Group in 1987 following a career at Unilever. Since then, he held various positions within the Group, including several marketing positions at Kronenbourg, Evian and Danone France. He was also General Manager of subsidiaries in the fresh dairy products division (Hungary and Germany) and in the biscuits division (France). Mr. Hours is a graduate of the Ecole des Hautes Etudes Commerciales.

Philippe Loïc Jacob, 42, is Secretary General of Groupe Danone (covering the Legal Department, Public Affairs Department, Quality Department and Risk Management Department). He started his career in 1986 in various marketing positions for Evian and for Brasseries Kronenbourg. In 1993 he was appointed Director of Acquisitions within the Corporate M&A Department. In 1996 he moved to Argentina as General Manager of Villa del Sur before being appointed General Manager of the Mercosur Water Business. In 2000 he was appointed Director of Strategy and Acquisitions for the Water Worldwide Business Unit. Philippe-Loïc Jacob is a French and Canadian citizen and holds a diploma from the Lyon School of Management (EM Lyon).

Thomas Kunz, 49, is Executive Vice-President—Beverages. He joined the Group in 1990 as Marketing Director of Gervais Danone AG, Germany. In 1995, he was appointed General Manager of Danone de Mexico, and in 1998, he was appointed General Manager of Bagley, Argentina. In 1999, he was appointed General Manager of the Dairy North America business. Mr. Kunz graduated from the Saint Gall University in Switzerland with a degree in economics.

Franck Mougin, 49, is Executive Vice-President—Human Resources. He has spent his entire career working in human resources, for several industrial groups. Mr. Mougin began his career with CGEE-Alsthom in 1981, before joining the Luchaire group. In 1983, he joined Matra Electronique as Human Resources Manager. From 1989 to 1995, he held the position of Human Resources Manager with Fruehauf France, and then with the Fruehauf-Trailor Group. Since 1995, he held successive positions as Human Resources Manager for Placoplatre, and then for the British Plaster Board Group (BPB) in London. Mr. Mougin holds a Master’s degree in social law.

Dr. Sven Thormahlen, 50, is Executive Vice-President—Research and Development. He received his doctorate in organic synthetic chemistry from the University of Hamburg and held different positions in the research and development organizations of leading healthcare and consumer goods companies. He has worked in Germany, in the United States and in France. His experience covers product research, product development, clinical studies and quality assurance.

Directors’ and Executive Officers’ Compensation

In 2006, the aggregate amount of compensation paid by Danone to its executive officers and directors as a group (19 persons in all) for services in all capacities was € 11.4 million, including € 11.1 million to executive officers of which € 6 million was variable compensation. The aggregate amount paid by Danone for pension, retirement or similar benefits for the same executive officers and directors as a group in respect of the 2006 fiscal year was € 0.6 million.

Executive officers’ compensation amounts include a fixed element and a variable element representing between 40% and 60% of total compensation. The variable element is based on economic, social and individual objectives. For all executive officers, the variable element is based on economic objectives, to which is added a qualitative evaluation of the strategy developed over the course of the year. For the Chairman and Vice-

Chairman, the variable economic element is calculated with reference to Group objectives, in terms of net sales, trading operating margin, free cash flow and current net earnings per share, as communicated to the financial markets. For executive officers who manage a business line, the variable economic element is based on objectives set in the budget of the business line in terms of net sales, trading operating income, free cash flow and trading operating margin. For the other executive officers, the variable economic element is calculated based on the Group’s objectives set in the budget in terms of trading operating margin, current net earnings per share and operating costs. The compensation of the Chairman and Vice-Chairman are determined by the board of directors on the basis of recommendations made by the Nomination and Compensation Committee. The compensation policy for the other members of the executive committee is presented annually to the Nomination and Compensation Committee.

In 2005 and 2006, the aggregate amount of compensation for services awarded to the directors was:

	Compensation and Other Benefits(1)
Name	2005	2006
	(in euro)
Franck Riboud	2,485,540	2,579,100
Jacques Vincent	1,544,620	1,592,980
Bruno Bonnell	20,000	16,000
Michel David-Weill	32,000	24,000
Emmanuel Faber	966,058	998,084
Richard Goblet d’Alviella	54,000	44,000
Hirokatsu Hirano	20,000	16,000
Bernard Hours	941,408	1,364,170
Christian Laubie	54,000	44,000
Jean Laurent	20,000	24,000
Hakan Mogren	16,000	22,000
Jacques Nahmias	22,000	20,000
Benoît Potier	66,000	68,000

(1)	Compensation includes gross salary, bonuses, indemnities and directors’ fees granted by the Company and its subsidiaries for the financial period. In 2006, the variable portion of compensation was € 1,583,560 for Franck Riboud, € 828,360 for Jacques Vincent, € 508,464 for Emmanuel Faber and € 809,550 for Bernard Hours. In addition, benefits in kind were granted to each director member of the executive committee in the amount of € 4,620.

Employees at Groupe Danone benefit from the Groupe Danone standard employment contracts. However, while Franck Riboud and Jacques Vincent hold their positions as Président Directeur Général and Directeur Général Délégué, respectively, their service contracts with the Company are suspended. In the event that either of these two individuals no longer holds his position, his service contract with the Company will be reinstated, (i) taking into account the length of his terms as Président Directeur Général or Directeur Général Délégué, respectively, for purposes of seniority and benefits, (ii) at a position comparable to that currently held in the executive committee and (iii) at an annual level of compensation no less than the average for all the members of the executive committee during the twelve months prior to such reinstatement. Emmanuel Faber and Bernard Hours continue to benefit from their service contracts without interruption. In addition, if Messrs. Riboud and Vincent are removed from their current positions in certain specific circumstances, they will be entitled to a severance payment of two times the compensation (including bonus compensation and benefits) received during the preceding twelve months. A similar provision also applies to Mr. Faber and all members of the executive committee who hold a service contract under French law.

Senior managers of the Group who were under the French pension system at December 31, 2003 benefit from a defined benefit pension plan. This plan pays a pension based on years of service and the amount of the last salaries, under the condition that the employee is still with the Group at the time of retirement. The pension is paid after deducting pensions paid by other mandatory plans and may reach a maximum of 65% of the last salary. In the event of retirement before the age of 55 or in the event of death before retirement, the employee loses all benefits under this plan. This pension plan was closed to new participants on December 31, 2003. The amount provisioned for this plan represents the obligation of the Group at December 31, 2006 for the payment of annuities calculated on the basis of life expectancies based on mortality tables.

At December 31, 2006, the total amount of the Group’s pension obligations for directors was € 38 million.

Committees of the Board of Directors

The board of directors has established three committees: the Audit Committee, the Nomination and Compensation Committee and the Social Responsibility Committee, as described below. The administrative organization of the Audit Committee and the Nomination and Compensation Committee differs from that required of U.S. companies listed on the New York Stock Exchange.

Audit Committee

In its meeting on December 15, 2006, the board of directors gave the Audit Committee a new charter which outlines its responsibilities.

The Audit Committee is responsible for:

•

reviewing and commenting on the Company’s statutory and consolidated financial statements prior to their approval by the board of directors and in particular, (i) ensuring that management has ensured the reliability and integrity of the Company’s accounting policies, (ii) reviewing the accounting treatment of complex or unusual transactions, (iii) reviewing the scope of consolidation, (iv) verifying that the internal control procedures are sufficient to assure the quality of financial information and (v) reviewing the principal financial information documents of the Group;

•

conducting the selection process for the independent auditors of the Company, making all proposals for their appointment, renewal and compensation, reviewing their audit plan as well as reviewing specific projects that may be assigned to them, and ensuring their independence; and

•

ensuring the existence of the internal control and risk management procedures established by the Company, reviewing the report of the Chairman of the board of directors on internal control, approving the internal audit plan, following its execution and ensuring the level of quality and adequacy of resources allocated to internal controls.

In 2006, the Audit Committee met six times and in particular examined:

•	the procedures put in place for the valuation of long-term assets, in particular, those related to the HOD water activities in Europe,

•	the status of the work on internal control procedures required to comply with the Sarbanes-Oxley Act of 2002,

•	the procedures for risk assessment,

•	the approval of internal and external audit plans, and

•	the pre-approval policy for services of the independent auditors (excluding audit work),

The written minutes of the Audit Committee meetings were circulated to the directors and commented on during the meetings of the board of directors.

As of February 28, 2007, the members of the Audit Committee were Benoît Potier (Chairman), Richard Goblet d’Alviella and Christian Laubie, who are all independent.

Mr. Christian Laubie is the “financial expert” of the Audit Committee, due to his knowledge of accounting principles, procedures of internal control and the roles of the Audit Committee. Mr. Laubie was the Chief Financial Officer of Danone from 1980 to 2000, and he participates in the organization that regulates statutory audit professionals in France.

Nomination and Compensation Committee

In 2005, the board of directors decided to merge the Compensation Committee and the Nomination Committee into a single committee called the Nomination and Compensation Committee.

In its meeting on December 15, 2006, the board of directors gave the Nomination and Compensation Committee a new charter which outlines its responsibilities.

The Nomination and Compensation Committee is responsible for:

•	making proposals to the board of directors for nominations of directors;

•	preparing the review by the board of directors of questions relating to management of the Company;

•	conducting an evaluation of the board of directors and the Audit Committee, upon request;

•	proposing criteria for the compensation of the executive officers of the Company;

•	making proposals related to the grant of share purchase options or shares free of charge to the executive officers and directors;

•	proposing the allocation of attendance fees among directors; and

•	more generally, making recommendations related to the Group’s compensation policy upon the request of the board of directors.

In 2006, the committee met once and in particular reviewed in detail all of the compensation programs and benefits for the members of the Executive Committee. After the adoption of its charter by the board of directors in December 2006, the committee met for the first time on January 23, 2007.

As of February 28, 2007, the members of the Nomination and Compensation Committee were Mr. Michel David-Weill (Chairman), Mr. Jean Laurent (independent director) and Mr. Hakan Mogren (independent director).

Social Responsibility Committee

In its meeting on December 15, 2006, the board of directors decided to create a third governance body, the Social Responsibility Committee. In its meeting on February 14, 2007, the board of directors gave this committee a charter which outlines its responsibilities and procedures.

The Social Responsibility Committee is responsible for:

•

reviewing the principal risks and opportunities for the Group in environmental matters in relation to its objectives and activities and with respect to market trends and developing practices in the industry;

•	reviewing the social policies of the Group, its objectives and the results obtained;

•	reviewing reporting, evaluation and control systems in order to allow the Group to produce reliable information in non-financial matters;

•	reviewing the non-financial information published by the Group, in particular relating to social and environmental matters;

•	reviewing once a year the ratings received by the Company and its subsidiaries by non-financial rating agencies; and

•	ensuring the application of the ethical codes established by the Group.

In addition, in the field of socially responsible investments, the committee is responsible for:

•	evaluating the impact of these actions for the Company and the Group;

•	reviewing the application of the rules established by the Group concerning investments and social programs in areas related to the Group’s activities; and

•	ensuring that the Company’s interests are preserved, in particular preventing any conflict of interest between these activities and the rest of the activities of the Group.

As of February 28, 2007, the members of the Social Responsibility Committee are Mr. Jean Laurent (Chairman and independent director), Mr. Bruno Bonnell (independent director) and Mr. Emmanuel Faber.

Share Ownership

As of December 31, 2006, the total number of shares owned by the Company’s directors and executive officers as a group (19 persons) was 177,780 or 0.07% of the outstanding shares of the Company, not including 13,975,995 shares held by Eurazeo, in which Mr. Michel David-Weill, a director of the Company, has direct and/or indirect interests. None of the Company’s directors or executive officers owns more than 1% of the Company’s outstanding shares.

Options

As of December 31, 2006, a total of 6,719,034 options to purchase existing shares was outstanding, of which 1,718,401 were held by the executive officers. During 2006, the grants and exercise of options by directors were as follows:

	Options Granted(1)			Options Exercised
Board Directors	Number of Options	Expiration Date	Exercise Price	Number of Options	Exercise Price
Franck Riboud	100,000	04/26/2014	€99.48	60,000	€58.09
				65,000	€73.57
				28,000	€69.40
Jacques Vincent	66,500	04/26/2014	€99.48	60,000	€73.57
				60,000	€69.40
Emmanuel Faber	26,500	04/26/2014	€99.48	60,000	€73.57
				26,500	€69.40
Bernard Hours	26,500	04/26/2014	€99.48	4,000	€61.98
				3,200	€58.09
				12,000	€51.53

(1)	Option Plan of April 22, 2005.

These options were granted by the board of directors pursuant to employee stock option plans adopted at general shareholders’ meetings. Pursuant to each option plan, the board was authorized to issue options exercisable in the aggregate for up to 1.0% of the Company’s outstanding share capital at the date of issuance (plan adopted in May 1997), up to four million shares at the date of issuance (plans adopted in May 1999, May 2001 and April 2003) or up to three million shares at the date of issuance (plan adopted in April 2005), including all options already outstanding under the current and previous plans. Since March 1999, the exercise price for the options should be at least equal to the average price quoted for the shares on Euronext Paris during a period of 20 business days prior to the date of granting by the board. The options may only be exercised two or four years after their grant, unless an exception is available.

In 2006, a total of 151,500 options to purchase existing shares issued under the April 22, 2005 plan were granted at a weighted average exercise price of € 99.48 to the ten employees of the Group, excluding directors, who received the largest number of options, of which 132,500 were granted to six members of the Company’s executive committee.

During the same period, a total of 335,700 options were exercised at a weighted average exercise price of € 63.26 by the ten employees of the Group, excluding directors, who subscribed or purchased the largest number of shares, of which 50,000 options were exercised by two members of the executive committee.

The following table sets out certain information relating to the various option plans as of December 31, 2006. Numbers have been restated to give effect to the 2-for-1 stock splits effected by the Company in June 2000 and June 2004.

Options Plan	Options Issuable		Date of Board Meeting Granting Options		Options Granted	Expiration Date	Exercise Price of Options per Ordinary Share	Number of Options Cancelled at December 31, 2006	Number of Options Exercised at December 31, 2006	Number of Exercisable Options	Of which: Options Exercisable by Members of the Executive Committee	Of which: Number of Members of the Executive Committee who can Exercise the Options
May 14, 1997	3,098,340	(1)	09/09/1997		640,000	09/09/2005	€33.38	103,600	536,400	—	—
			01/28/1998		160,000	01/28/2006	€38.99	—	160,000	—	—
			03/18/1998		778,000	03/18/2006	€44.25	73,200	704,800	—	—
			05/19/1998		10,000	05/19/2006	€51.07	6,000	4,000	—	—
			09/15/1998		274,000	09/15/2006	€58.08	28,000	246,000	—	—
			01/26/1999		279,200	01/26/2007	€55.75	30,000	201,165	48,035	—
			03/17/1999		160,800	03/17/2007	€56.75	20,000	122,800	18,000	—
			05/19/1999		378,040	05/19/2007	€61.98	41,200	239,615	97,225	—
					2,680,040			302,000	2,214,780	163,260	—	0

May 19, 1999	4,000,000	(2)	06/15/1999		414,000	06/15/2007	€64.19	49,800	263,267	100,933	—
			09/14/1999		39,400	09/14/2007	€60.15	—	34,200	5,200	—
			01/26/2000		666,680	01/26/2008	€58.09	17,600	531,080	118,000	—
			03/15/2000		449,600	03/15/2008	€51.53	44,000	316,880	88,720	15,600
			05/22/2000		83,200	05/22/2008	€63.50	41,600	27,199	14,401	—
			09/13/2000		241,400	09/13/2008	€77.91	40,000	109,100	92,300	—
			10/17/2000		4,800	10/17/2008	€76.90	—	2,400	2,400	—
			03/14/2001		1,488,500	03/14/2009	€73.57	236,400	711,569	540,531	75,000
					3,387,580			429,400	1,995,695	962,485	90,600	2

May 29, 2001	4,000,000	(3)	10/08/2001		311,300	10/08/2009	€70.81	44,500	127,180	139,620	—
			04/25/2002		1,313,600	04/25/2010	€69.40	91,100	560,195	662,305	130,700
			10/17/2002		234,600	10/17/2010	€60.76	36,000	112,682	85,918	18,000
			04/11/2003		1,843,650	04/11/2011	€59.07	206,500	484,876	1,152,274	364,300
					3,703,150			378,100	1,284,933	2,040,117	513,000	9

April 11, 2003	4,000,000	(4)	10/15/2003		61,200	10/15/2011	€65.79	17,200	17,600	26,400	—
			04/15/2004		1,875,680	04/15/2012	€67.41	206,400	231,711	1,437,569	431,300
			10/13/2004		44,300	10/13/2012	€64.05	4,000	1,600	38,700	20,000
			04/22/2005		1,137,728	04/22/2013	€75.11	74,300	4,000	1,059,428	297,501
					3,118,908			301,900	254,911	2,562,097	748,801	9

April 22, 2005	3,000,000		08/08/2005	(5)	14,000	08/08/2013	€82.57	—	—	14,000	14,000
			10/18/2005		12,800	10/18/2013	€90.15	800	—	12,000	—
			04/27/2006		965,025	04/26/2014	€99.48	16,850	—	948,175	352,000
			10/16/2006		17,000	10/15/2014	€111.08	100	—	16,900	—
					1,008,825			17,750	—	991,075	366,000	10
Total					13,898,503			1,429,150	5,750,319	6,719,034	1,718,401

(1)	Of a total of 3,098,340 options issuable under the May 1997 Option Plan, 418,300 options were not granted and ceased to be issuable on May 19, 1999.
(2)	Of a total of 4,000,000 options issuable under the May 1999 Option Plan, 612,420 options were not granted and ceased to be issuable on May 29, 2001.
(3)	Of a total of 4,000,000 options issuable under the May 2001 Option Plan, 296,850 options were not granted and ceased to be issuable on April 11, 2003.
(4)	Of a total of 4,000,000 options issuable under the April 2003 Option Plan, 881,092 options were not granted and ceased to be issuable on April 22, 2005.
(5)	On July 20, 2005, the board of directors authorized the grant of 14,000 options and this grant was made by delegation on August 5, 2005.

Employees

At December 31, 2006, Danone had a total of 88,124 employees worldwide. The table below shows the total number of employees at year-end and the percentage of such employees by geographic area and business line at December 31, 2006, 2005 and 2004.

	2004	2005	2006
Total number of employees	89,449	88,184	88,124
By Geographic Area:
France	13.8%	13.7%	13.3%
Rest of Europe	23.6%	22.9%	23.5%
China	27.2%	26.8%	23.6%
Rest of Asia-Pacific	18.7%	19.8%	15.0%
North and South America	16.3%	13.8%	20.3%
Africa and Middle East	0.4%	3.0%	4.3%

Total	100.0%	100.0%	100.0%

By Business Line:
Fresh dairy products	26.7%	30.0%	32.6%
Beverages	43.7%	44.4%	49.1%
Biscuits and cereal products	24.4%	21.3%	16.7%
Other food businesses(1)	2.8%	2.6%	—
Corporate functions	2.4%	1.7%	1.6%

Total	100.0%	100.0%	100.0%

(1)	Corresponds to the employees of Amoy Foods Ltd and Shanghai Amoy Foods, sold in January 2006.

Employee Profit Sharing

The Company’s employees benefit from a triennial profit sharing plan, renewed in 2006, based on the Group’s results. In addition, the subsidiaries generally have in place profit sharing plans for their employees based on their own results. In 2006, recorded charges relating to profit sharing plans amounted to € 121 million (€ 116 million in 2005 and € 115 million in 2004).

Group Performance Units

In 2005, the Group put in place a new system of variable compensation, in the form of Group Danone Performance Units (“GPU”), for which members of the executive committee and certain managers are eligible, totaling approximately 1,000 people worldwide.

The value of the GPUs, which can vary between € 0 and € 30, is calculated over a sliding period of three years based on the Group’s performance measured based on objectives communicated to the financial markets. Each year, the board of directors of the Company, considering the recommendations of the Nomination and Compensation Committee, sets the performance objectives for the next year and evaluates the achievement of the previous year’s objective for each GPU plan. In the event of a successful tender offer for shares of the Company, the performance objectives of the GPU plans will be considered to have been met and the GPUs will be paid in the month following the completion of the offer.

This three-year variable compensation program, based on performance objectives announced to the financial markets, increases the unity and commitment of managers with the objective of strengthening the Group’s positions in its markets and improving its operational performance.

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

In 2006, the Group’s personnel expenses, including social expenses, amounted to € 1,807 million compared with € 1,793 million in 2005 and € 1,729 million in 2004. In addition, € 121 million was paid to the employees of the Group in 2006 as part of the incentive and profit sharing schemes, compared with € 116 million in 2005 and € 115 million in 2004.

Dialogue with Unions.    The topics most often covered in collective bargaining agreements as negotiated with unions or workers’ representatives are compensation, work hours and conditions and work safety. Since 1996, the Group’s Information and Consultation Committee has met once a year and is composed of Group union members and permanent national unions on the one hand and Danone human resources and operational managers on the other. It also has observer members from the International Union of Food Workers (IUF). Regular dialogue has existed since 1985 with the IUF, which has led to the implementation of six common programs since 1988 relating to equal opportunities in the workplace, the availability of economic and social information, the recognition of union rights and informing representatives of the personnel in the event of a modification of the business which may affect jobs and working conditions and the restructuring of the biscuits segment, programs that have been concluded since 1988 by six agreements which were revised in 2005 to facilitate worldwide application. These agreements are widely distributed within the Group’s subsidiaries and published in 20 languages in order to be more easily understood and put in place.

Training.    More than ten years ago, the Company put in place a series of training programs in areas such as purchasing, marketing, human resources and financing that are run by professionals from various companies within the Group with the assistance of outside specialists, in the form of educational partnerships with universities.

Leading Social and Environmental Responsibility.    In conducting business, the “Danone Way” is both a business conduct policy and a tool designed to assist the Group’s subsidiaries in addressing a number of areas, such as social policy, environmental, food safety and nutrition issues. These guidelines reflect the perspectives and particular concerns of key categories of stakeholders such as employees, consumers and clients, suppliers, stockholders, the community in general and the environment. Management has assigned specific objectives to the “Danone Way”: to spread, share and enrich the values and culture of the Group in each country where it operates, to allow subsidiaries to perform self-evaluations with respect to observable and measurable criteria and to have available at the Group level a collection of effective practices.

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

The “Danone Way” was first introduced in 2000, tested in 2001 in approximately 10 subsidiaries and is being deployed worldwide. As of today, 94% of the Group’s subsidiaries have implemented the “Danone Way” and independent reviews have been carried out in 31 subsidiaries by PricewaterhouseCoopers and Mazars to validate their self-evaluations. The audit results show that there are no significant anomalies in the self-evaluations with respect to the procedures defined by the Group. These results are the subject of a report that covers the published consolidated results, which is available on the Internet site of the Group under the heading “Sustainable Development.”

The results of the self-evaluations show high-level practices in areas relating to employees, shareholders, customers and suppliers. The results in areas relating to the environment and local communities are weaker because they are less directly related to the business and correspond to less established practices in certain countries where the Group operates. The implementation of the “Danone Way” shows its effectiveness in maintaining and promoting the Groupe Danone culture in a context of strong geographic expansion. Over 750 improvement measures are underway in all subsidiaries covering all areas.

Local economic impact on emerging economies.    The Group has set up operations in many emerging countries, with local production to meet domestic demand. The subsidiaries in developing countries benefit from training programs, technology transfer and modern industrial equipment. Knowledge transfer is facilitated by the Danone Research Center, which works in collaboration with local teams. The effort is aimed at products, quality control and production processes.

The Group’s activities in a country bring work to numerous local producers and suppliers of goods and services, with which the Group seeks to form long-term relationships to ensure supplies that meet its standards in quantity and quality. In addition, the Group’s industrial activities cause suppliers of specialized equipment (packaging machines, etc.) to establish a permanent presence in the countries where the Group operates and facilitate the formation of teams that work, for example, with milk producers on the feeding of livestock, cultivation methods, etc.

Corporate citizenship.    Involvement in the community is both a necessity and a founding principle of the Group’s corporate culture. Generally speaking, the Group is involved in offering support for public bodies, NGOs and local non-profit associations and communities.

Publications.    Between 1998 and 2005, the Group had published a Social and Environmental Responsibility Report, which presented the social and environmental impacts of the Group’s activities. In 2006, the Group decided to combine the Social and Environmental Responsibility Report with the Business Report. In addition, the information corresponding to the reporting for Sustainable Development (Global Reporting Initiative, launched in 1997 in conjunction with CERES and the United Nations Environment Program) as well as the indicators required by law under the Nouvelles Régulations Economiques (NRE) are available on the Internet site of the Group, under the heading Sustainable Development.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial share ownership and voting rights of principal shareholders, as of December 31, 2006.

Name	Number of Shares Beneficially Owned	Percentage of Shares Owned	Number of Voting Rights	Percentage of Voting Rights(1)
Eurazeo	13,975,995	5.4%	23,692,481	9.1%
Caisse des Dépôts et Consignations	9,297,592	3.6%	9,297,592	3.6%
Sofina and Glaces de Moustier	5,200,000	2.0%	6,700,000	2.5%
Predica	4,570,106	1.7%	4,570,106	1.7%
FCPE “GROUPE DANONE”	3,885,071	1.5%	7,311,794	2.9%
Public	203,480,811	78.0%	209,378,669	80.2%
The Company and its subsidiaries(2)	20,455,171	7.8%	—	—

Total	260,864,746	100.00%	260,950,642	100.00%

(1)	Double voting rights have been granted for each share fully subscribed, paid for, and beneficially owned by the same individual or entity for at least two years. This percentage excludes the shares held by the Company and its subsidiaries, which have no right to vote.
(2)	Including 2,882,060 shares (i.e., 1.1% of the capital) held by the Spanish subsidiary of the Company, Danone S.A.

To the best of the Company’s knowledge only Eurazeo holds more than 5% of the share capital of the Company and to the best of the Company’s knowledge there are no shareholders’ agreements. However, certain financial institutions, mutual funds, may manage funds that collectively hold more than 5% of the capital of the Company. There is no clause in the Company’s bylaws giving preferential rights for the acquisition or sale of shares. Furthermore, at December 31, 2006, existing pledges on shares of the Company in registered form on the books of the Company (nominatif pur) and in registered form on the books of a financial intermediary (nominatif administré), respectively, amounted to 788 shares held by two shareholders and 38,716 shares held by eleven shareholders.

As of December 31, 2006, pursuant to authorizations granted by the general shareholders’ meeting of April 27, 2006 or prior authorizations, the Group owned, directly and through its Spanish subsidiary, Danone SA, 20,455,171 shares of Groupe Danone, representing 7.8% of its share capital.

For a description of the Company’s share repurchase program, see “Item 10. Additional Information—Purchase by the Company of its Own Shares.”

Significant Changes

Shareholdings

On April 4, 2006, Eurazeo reported having exceeded 5% of the Company’s voting rights on that date and that it held 5.1% of the capital and 8.71% of the Company’s voting rights. On February 9, 2007, Eurazeo reported that it held 5.36% of the share capital and 8.4% of the Company’s voting rights.

To the Company’s knowledge, there were no other significant shareholding changes during the past three years.

On December 31, 2006, the Company conducted a survey of its nominative shares, which revealed the following distribution of the Company’s shareholders:

Institutional investors
– France	27%
– United States	17%
– United Kingdom	10%
– Other	18%
Individual shareholders	11%
Shareholders represented at the Board of Directors	7%
Treasury shares and FCPE “GROUPE DANONE”	10%

Total	100%

At December 31, 2006, the Company estimates that there were approximately 1,000 institutional investors and approximately 200,000 individual shareholders.

Stock purchase plans

Stock options are granted annually to the Company’s senior management.

The general meeting of shareholders, by successive authorizations, authorized the board of directors to grant, once or multiple times, over a maximum period of 26 months, options to subscribe for or purchase shares of the Company subject to a limit of 1% of the Company’s share capital for the 1997 plan, a limit of four million shares for the May 1999, May 2001 and April 2003 plans (after taking into account the two-for-one stock split on June 15, 2004) and a limit of three million shares for the April 2005 plan.

Pursuant to these authorizations, the board of directors granted to the Company’s senior management stock options to acquire a total of 13,898,503 shares. At December 31, 2006, 6,719,034 of these options could still be exercised by their beneficiaries. In addition, the board of directors had authority to grant 1,991,175 stock purchase options at December 31, 2006 under the April 2005 plan. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Options.”

The duration of these plans is eight years. The exercise price for the options must amount to at least the average price for the 20 trading days preceding the board of directors’ meeting which grants the options and generally may not be exercised for two or four years after the grant date.

However, the plan rules for the options granted by the board of directors as of April 11, 2003 provide that the beneficiaries may exercise all or part of the options before the two to four-year period has elapsed in the event of a successful tender offer for the shares of the Company.

At the annual shareholders’ meeting of April 26, 2007, the board of directors will submit for approval resolutions for a new authorization of 26 months to grant options to purchase shares of the Company, on one or more occasions, subject to a limit of three million shares, which would annul and replace the previous authorization granted to the board of directors on April 22, 2005.

In addition, the annual shareholders’ meeting of April 22, 2005 authorized the board of directors to grant, once or multiple times, over a maximum period of 26 months, existing or newly issued shares of the Company free of charge in an amount of up to 0.4% of the Company’s share capital, i.e., one million shares. At the annual shareholders’ meeting of April 26, 2007, the board of directors will submit for approval resolutions for a new authorization of 26 months to grant existing or newly issued shares of the Company free of charge, on one or more occasions, subject to a limit of one million shares.

Shareholders’ Agreements

To the Company’s knowledge, there is no shareholder other than Eurazeo holding more than 5% of the capital or voting rights of the Company and there are no shareholders’ agreements.

Shares Held in the United States

For information on shares held in the United States, see “Item 9. The Offer and Listing—Price History of Shares.”

Related Party Transactions

In June 1998, the Company, Sofina, its wholly owned subsidiary Interamerican Finance and Danasia Participations, an affiliate of Sofina, entered into a memorandum of understanding regarding their respective ownership interests in Danone Asia Pte Ltd, a holding company for Groupe Danone’s investments in the Asia-Pacific region. Under the terms of the memorandum of understanding, Sofina, Interamerican and Danasia had an option to sell to the Company, and the Company had an option to buy from them, their entire ownership interest in Danone Asia Pte Ltd. These options were exercisable in thirds, beginning, respectively, on January 1, 2003, January 1, 2005 and July 1, 2006, at a price to be determined based on an agreed upon formula, taking into account the then current market value of the shares. At the end of 2002, Danone confirmed its intention to exercise these three purchase options. The interest of the Group in Danone Asia increased from 90.34% at December 31, 2002 to 93.56% at December 31, 2003, to 96.78% in January 2005 and to 100% on July 1, 2006. In addition, in December 2001, the Company granted to Union Financière Boël preemptive acquisition rights exercisable at market value with respect to Sofina shares held by a subsidiary of the Company. In December 2004, the Group sold its interests in Sofina. Mr. Yves Boël, one of the Company’s directors until April 2002 and currently an honorary director, was the Chairman of Sofina and the delegated Chairman (“administrateur délégué”) of Union Financière Boël, and Mr. Richard Goblet d’Alviella, one of the Company’s current directors, is a delegated director of these two companies. In addition, Mr. Franck Riboud was a director of Sofina until June 2006. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

Each of the above-referenced transactions was entered into on an arm’s-length basis according to the Company’s normal business practices.

No loans or guarantees were granted or made by the Company or its subsidiaries to any member of the executive committee.

Transactions by Directors and members of the Executive Committee (“mandataires sociaux”) of the Company’s shares

Name	Type of transaction	Date of transaction	Unit price (in euros)		Number of shares	Total amount (in euros)
Frank Riboud(1)	Exercise of purchase options	02/27/2006	58.09		60,000	3,485,400
	Sale	02/27/2006	97.00		60,000	5,820,000
	Exercise of purchase options	08/03/2006	73.57		65,000	4,782,050
	Sale	08/03/2006	104.36	(2)	65,000	6,783,229
	Exercise of purchase options	12/01/2006	69.40		28,000	1,943,200
	Sale	12/14/2006	119.90		1,528	183,270

Jacques Vincent	Exercise of purchase options	02/21/2006	73.57		60,000	4,414,200
	Sale	02/21/2006	94.25		47,630	4,489,127
	Sale	04/04/2006	101.50		2,300	233,450
	Exercise of purchase options	09/14/2006	69.40		60,000	4,164,000
	Sale	09/14/2006	108.80		21,000	2,284,800
	Sale	10/20/2006	115.70		9,150	1,058,655
	Sale	10/20/2006	115.70		8,970	1,037,829

Emmanuel Faber	Exercise of purchase options	08/03/2006	69.40		26,500	1,839,100
	Sale	08/03/2006	104.55	(2)	26,500	2,770,575
	Exercise of purchase options	08/03/2006	73.57		60,000	4,414,200
	Sale	08/03/2006	104.35	(2)	60,000	6,261,000

Bernard Hours	Exercise of purchase options	03/08/2006	58.09		2,000	116,180
	Exercise of purchase options	03/08/2006	61.98		4,000	247,920
	Sale	03/09/2006	96.09		4,000	384,360
	Exercise of purchase options	06/05/2006	58.09		1,200	69,708
	Exercise of purchase options	09/04/2006	51.53		12,000	618,360
	Sale	09/04/2006	107.14	(2)	12,000	1,285,680

Christian Laubie	Sale	08/03/2006	105.54		3,000	316,614
	Sale	08/31/2006	107.90		2,000	215,800
	Sale	09/12/2006	108.90		3,000	326,700

Benoît Potier	Purchase	05/19/2006	91.45		500	45,725

Georges Casala	Exercise of purchase options	02/22/2006	44.25		30,000	1,327,500
	Sale	09/04/2006	107.90		1,500	161,850
	Sale	09/15/2006	109.90		1,500	164,850

Thomas Kunz(3)	Exercise of purchase options	9/20/2006	69.40		12,000	832,800
	Sale	9/20/2006	108.80		20,000	2,176,000
	Exercise of purchase options	9/20/2006	61.98		4,000	247,920
	Exercise of purchase options	9/20/2006	73.57		4,000	294,280

Philippe-Loïc Jacob	Exercise of purchase options	11/21/2006	69.40		3,200	222,080
	Sale	11/21/2006	119.18		3,200	381,376
	Exercise of purchase options	12/13/2006	64.19		1,400	89,866
	Exercise of purchase options	12/13/2006	61.98		800	49,584

(1)	Three persons related to Mr. Riboud each completed a sale of 3,765 shares of the Company on December 14, 2006 at a price per share of 119.90 euros.
(2)	Net amount.
(3)	On November 7, 2006, Mr. Kunz purchased 12,000 put options and sold 12,000 call options at a unit price of 3.78 euros.

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

French individual residents are entitled to a tax credit with respect to dividends paid to them since January 1, 2005, which is equal to 50% of the distributed dividends, capped at € 230 or € 115 depending on the marital status of the recipient. Under certain tax treaties entered into between France and other countries this French tax credit attached to dividends may, in certain circumstances, be paid, net of withholding tax, to non-French resident individual shareholders. In addition, under the Treaty, such payment of French tax credit, net of withholding tax, may have been available not only to certain individual holders of shares but also to certain individual holders of ADSs, qualifying as U.S. residents under the Treaty, subject to certain exceptions and procedures. See “Item 10. Additional Information—Taxation—French Taxation—Taxation of Dividends” and “Item 10. Additional Information—Taxation—Taxation of U.S. Investors—Taxation of Dividends.”

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

	Dividends Per Share	Dividends Per Share Including French Tax Credit Calculated at the Rate of 50%(2)	Dividends Per ADS	Dividends Per ADS Including French Tax Credit Calculated at the Rate of 50%(2)
Year to Which Dividend Relates(1)	(€)	(€)	($)(3)(4)	($)(3)(4)
2002	1.15	1.73	0.26	0.39
2003	1.23	1.84	0.29	0.43
2004	1.35	1.35	0.34	0.34
2005	1.70	1.70	0.44	0.44
2006(5)	2.00	2.00	0.53	0.53

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2)	A French tax credit (known as the avoir fiscal) was attached to distributions of dividends made before December 31, 2004. Its amount ranged from 10% to 50% of the dividends depending on the nature of the recipient. For simplification purposes, the avoir fiscal included in the dividend per share in the chart above were calculated at the rate of 50%. From 2005 on, the avoir fiscal has been abolished and partially replaced by a French tax credit benefiting only individuals. Such French tax credit is equal to 50% of the dividends distributed, but capped at €230 or €115 per year depending on the marital status of the recipient. Any payment equivalent to French tax credits, less applicable French withholding tax, is made only following receipt by the French Tax Administration of a claim for such payment filed by shareholders entitled to such payment, and is generally not expected to be paid before 12 months after the filing of such claim, and after the close of the calendar year in which the respective dividends are paid. See “Item 10. Additional Information—Taxation—French Taxation” and “Item 10. Additional Information—Taxation—Taxation of U.S. Investors.”
(3)	Periods prior to 2006 translated solely for convenience from euro into dollars at the Noon Buying Rates on the respective dividend payment dates, or on the following business day if such date was not a business day in France or the United States. For convenience only, avoir fiscal amounts have been translated into dollars at the Noon Buying Rates on such dates although such amounts are paid subsequent to such payment dates. The Noon Buying Rates may differ from the rate that may be used by the Depositary to convert euro to dollars for purposes of making payments to holders of ADSs. Figures for 2005 translated solely for convenience at the Noon Buying Rate on December 29, 2006 of $ 1.3197 per € 1.00.
(4)	As each ADS represents one-fifth of one share, the amount of dividends per share has been divided by five to obtain the historical dividends declared per ADS.
(5)	Dividends to be proposed at the shareholders’ meeting to be held on April 26, 2007.

Legal Proceedings

On December 5, 2001, the European Commission concluded that anti-competitive practices in the beer market in Belgium had occurred and imposed a fine of € 44.6 million on the Company. The entire amount was provisioned in the Group’s accounts at December 31, 2001 and was paid in 2002. In February 2002, the Company launched a procedure seeking to recover the amount paid. In October 2005, the Court of First Instance confirmed the decision of the European Commission. However, the Court decided to slightly reduce the amount of the fine imposed, from € 44.04 to € 42.41 million, finding that the Commission had incorrectly determined that an aggravating circumstance existed. The Company has appealed this decision to the European Court of Justice. This appeal was rejected by the European Court of Justice in February 2007.

The Group is not presently party to litigation or arbitration that could have or has had, in the recent past, a significant effect on its financial condition, activities or results.

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business. Liabilities are accrued for when a loss is probable and can be reasonably estimated. See Note 18 to the Consolidated Financial Statements.

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

As of December 31, 2005, 24,243,025 ADSs were outstanding, representing approximately 1.86% of the Company’s outstanding shares, and there were 164 holders of record of ADSs, 3 of which had addresses outside the United States.

The table below sets forth the reported high and low sales prices for the Company’s shares reported by Euronext Paris and for the ADSs on the New York Stock Exchange for the periods indicated.

	Euronext Paris		New York Stock Exchange
Calendar Period	High	Low	High	Low
	(in €)		(in $)
Monthly
March 2007	123.45	115.11	35.75	32.52
February 2007	128.34	115.70	35.72	32.10
January 2007	120.00	112.50	33.35	31.66
December 2006	120.10	113.10	33.74	32.26
November 2006	121.10	113.70	33.50	31.02
October 2006	117.60	108.60	31.39	29.02
September 2006	112.20	105.40	29.92	28.27
Quarterly
2006	121.10	85.20	33.74	20.89
First quarter	101.80	85.20	26.40	20.89
Second quarter	102.30	88.40	27.50	23.51
Third quarter	112.20	95.00	29.92	25.75
Fourth quarter	121.1	108.6	33.74	29.02

	Euronext Paris		New York Stock Exchange
Calendar Period	High	Low	High	Low
	(in €)		(in $)
2005	96.30	67.75	23.17	17.21
First quarter	77.00	67.75	20.44	17.72
Second quarter	77.10	71.20	19.97	17.29
Third quarter	96.25	72.00	23.17	17.21
Fourth quarter	91.35	81.40	21.86	19.48
Yearly
2004	63.30	62.20	18.58	15.30
2003	68.50	52.10	16.32	11.48
2002	75.20	54.70	13.94	10.94

Sources: Euronext Paris S.A. and Bloomberg.

On March 30, 2007, the last reported listed price of the Company’s shares on Euronext Paris was € 123.19 per share and the last reported listed price of the Company’s ADSs on the New York Stock Exchange was $35.72 per ADS.

Plan of Distribution

Not applicable.

Nature of Trading Market

Generals

On September 22, 2001 upon successful completion of an exchange offer, the Paris-BourseSBF SA, or the SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchange merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of the SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchange contributed their shares to Euronext N.V., a Dutch holding company. The Portugal Exchange was integrated into Euronext in February 2002.

In January 2002, Euronext N.V. acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivative market, and created Euronext.liffe. Euronext.liffe is the international derivatives business of Euronext, comprising the Amsterdam, Brussels, Lisbon, London and Paris derivatives markets. Euronext.liffe creates a single market for derivatives, by bringing all of its derivatives products together on one electronic platform, LIFFE CONNECT®.

Euronext N.V. is listed on Eurolist by EuronextTM.

Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms. NSC is the common platform for trading, Clearing 21 is the platform for clearing. In addition, Euronext Paris anticipates the implementation of central clearinghouse (but not before 2008), settlement and custody structures over a common system. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’ trading markets as well as the regulation of those markets.

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

Securities listed on Eurolist by Euronext™ are traded through authorized financial institutions that are members of Euronext Paris. Trading on Eurolist by Euronext™ takes place continuously on each business day from 9:00 a.m. to 5:30 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:30 p.m. to 5:35 p.m. during which transactions are recorded in the central order book but not executed, a closing auction at 5:35 p.m. and a “trading at last phase” from 5:35 p.m. to 5:40 p.m. (during which transactions are executed at the closing price). Any trade of securities effected after the close of a stock exchange session is recorded on the next Euronext Paris trading day at the previous session’s closing price for the relevant security. Euronext Paris publishes a daily official price list that includes price information concerning listed securities. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities. Any trade of a security that occurs outside trading hours is completed at a price within a range of 1% of the closing price for that security.

Trading in the listed securities of an issuer may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security, such as the Company’s shares, varies by more than 10% from a reference price, Euronext may suspend trading (for the portion of the orders which would be traded outside the 10% threshold) for up to four minutes. The reference price is usually the opening price, or, with respect to the first quoted price of a given trading day, the last traded price of the previous day, as adjusted if necessary by Euronext Paris to take into account available information. Further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price which caused the first trading suspension. Euronext Paris may also suspend trading for a four-minute period if trades are bound to breach the so-called “dynamic” thresholds, set at 2% plus or minus the last trade price. Euronext Paris may also suspend trading of a listed security in certain other circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Autorité des Marchés Financiers (the “AMF”) may also suspend trading.

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

Share Capital

At February 28, 2007, the Company’s share capital totaled € 130,432,373 divided into 260,864,746 outstanding common shares of the same class with a nominal value of € 0.50 per share. The board of directors will submit to the shareholders’ meeting on April 26, 2007 a resolution to divide the nominal value of the shares in two, which would be brought from € 0.50 to € 0.25. All the outstanding shares are fully paid. The Company’s bylaws provide that shares may be held in registered or bearer form, at the option of the shareholder.

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

Notice of Shareholders’ Meetings

The Company must announce general meetings of shareholders at least 35 days in advance by means of a preliminary notice (avis de réunion) which is published in France in the Bulletin des annonces légales obligatoires, or BALO. This preliminary notice must be sent to the AMF. It must contain, among other things, the time, date and place of the meeting, the agenda of the meeting and a draft of the resolutions to be submitted to the shareholders, a description of the procedures that holders of bearer shares must follow to attend the meeting, the procedure for voting by mail and the e-mail address (if any) to which written questions to the board of directors can be sent.

At least 15 days prior to the date set for a general meeting of shareholders on first call, and at least six days before any second call, the Company must send a final notice (avis de convocation) containing, among other things, the final agenda and other information for the meeting and the e-mail address (if any) to which written questions to the board of directors can be sent. This notice must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the issuance of the notice and published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which the Company is registered, as well as in the BALO, with prior notice having been given to the AMF.

Additional resolutions to be submitted for approval by the shareholders at such meeting may be proposed to the board of directors after the publication of the preliminary notice in the BALO but not later than 25 days before the shareholders’ meeting by:

•	one or several shareholders holding a specified percentage of share capital,

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold a specified percentage of the Company’s voting rights, or

•	the worker’s committee.

Shareholders whishing to submit additional resolutions must provide to the board of directors a certificate (attestation de participation) from their accredited intermediary evidencing their share ownership. This certificate must be issued again at midnight on the third business day before the shareholders’ meeting. The board of directors must then submit such resolutions to a vote of the shareholders.

Any shareholder may submit to the board of directors written questions relating to the agenda for the meeting. The board of directors must respond to these questions. Such shareholder must also provide a certificate from the accredited intermediary evidencing share ownership at least four business days before the shareholders’ meeting.

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

In accordance with French law, a precondition for exercising any voting rights is that a holder of shares of the Company, either in registered form or in bearer form have his/her securities registered in his/her name or his/her intermediary at midnight on the third business day preceding the meeting.

In the case of a holder of shares in bearer form, the accredited intermediary must issue a certificate (attestation de participation) in the exhibit to the formulaire de vote à distance (voting form), to the proxy or to the carte d’admission (admission card) at midnight on the third business day preceding the meeting.

Pursuant to French law, a holder of shares who has already voted, sent a proxy or requested his/her carte d’admission or attestation de participation may transfer all or part of his/her shares at any time.

However, if the sale takes place before midnight on the third business day preceding the meeting, the Company shall invalidate or modify accordingly, as the case may be, the vote, proxy or carte d’admission or attestation de participation. The accredited intermediary who maintains the accounts shall notify the sale to the Company or to its authorized agent.

If the sale takes place after midnight on the third business day preceding the meeting, the accredited intermediary is not required to notify the Company and the Company is not required to take any action.

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

Proxies will be sent to all registered shareholders and, on request, to any holder of shares in bearer form. Under French law, in order to be counted, such proxies must be received at the Company’s registered office or at such other address indicated on the notice convening the meeting prior to the date of the meeting (the Company requires proxies to be received at least three days before the 2007 general shareholders’ meeting). A shareholder not domiciled in France as defined by the French Civil Code (Code Civil) may be represented at a shareholders’ meeting by an intermediary registered under the conditions set forth by the French legal and regulatory provisions in force. This shareholder will therefore be considered to be present at the meeting for the computation of the quorum and the majority. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send the Company a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.

With respect to votes by mail, the Company must send a voting form to all registered shareholders and, on request, to any holder of shares in bearer form. Votes by mail must be received together with the attestation de participation at such address at least three days prior to the date of the meeting. The deadline for the Company to receive proxy forms for votes by mail or by proxy is determined by the board of directors and published in the notice of the meeting in the BALO. For the 2007 general shareholders’ meeting, the deadline for the Company to receive proxy forms for votes by mail has been set at least three days before the meeting.

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

The Company’s bylaws provide that each registered and fully paid-up share held in registered form in the same name for at least two years shall entitle the holder thereof to double voting rights at a meeting of shareholders. The Company’s bylaws also provide that no shareholder shall be able to exercise, directly or indirectly, more than 6% of the total number of voting rights represented by the outstanding shares of the Company as of the date of the meeting. However, a shareholder may exercise up to 12% of the total number of voting rights to the extent such voting rights result from double voting rights.

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

French law also requires that a special report must be provided to the general shareholders’ meeting regarding stock options and free shares authorized and/or granted by the Company.

Pursuant to a French act of August 1, 2003 (loi de sécurité financière), the Chairman of the Company’s board of directors is required to deliver a special report to the ordinary shareholders’ meeting regarding the status of the preparation and organization of the work of the board of directors, the status of the internal control procedures implemented by the Company and on the restrictions, if any, that the board of directors has placed on the powers granted to the Chief Executive Officer. In general, this report describes the objectives of the Company’s internal controls, the organization of the participants in the Company’s internal controls and the internal control procedures that are currently in place. This report will be presented to the combined extraordinary and ordinary general shareholders’ meeting of April 26, 2007.

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

Legal Reserve

French law provides that French sociétés anonymes are each required to allocate 5% of their unconsolidated statutory net profits in each fiscal year to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in such legal reserve fund is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital. The legal reserve fund constitutes a legal guarantee for third parties dealing with the Company and, in this respect, may not be distributed to shareholders. As of December 31, 2006, the Company’s legal reserve was € 15 million. This legal reserve may be distributed only upon liquidation of the relevant entity.

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

The combined extraordinary and ordinary general shareholders’ meeting of April 22, 2005 adopted the following resolutions:

(i) to delegate to the board the authority for a period of 26 months to increase the Company’s share capital by issuing, with preemptive subscription rights, shares and other securities giving right to the Company’s share capital, up to a maximum nominal amount of € 45,000,000,

(ii) to delegate to the board the authority for a period of 26 months to increase the Company’s share capital by issuing, without preemptive subscription right, shares and other securities giving right to the Company’s share capital, up to a maximum nominal amount of € 33,000,000,

(iii) to delegate to the board the authority for a period of 26 months to increase the Company’s share capital through the incorporation of reserves, profits, share premiums or any other amounts that may be capitalized up to a maximum nominal amount of € 33,000,000,

(iv) to authorize the board of directors for a period of 26 months to increase the capital in favor of employees of the Company or the companies of the Group, with corresponding waiver of preemptive subscription rights up to a maximum nominal amount of € 2,000,000, and

(v) to authorize the board of directors for a period of 26 months to allocate existing ordinary shares or ordinary shares of the Company to be issued, free of charge in an amount of up to 0.4% of the Company’s share capital, i.e., one million shares as at the date of this extraordinary general shareholders’ meeting.

Resolutions will be submitted for approval at the combined extraordinary and ordinary general shareholders’ meeting of April 26, 2007:

(i) to delegate to the board of directors the authority for a period of 26 months to increase the Company’s share capital by issuing, with preemptive subscription rights, shares and other securities giving right to the Company’s share capital,

(ii) to delegate to the board the authority for a period of 26 months to increase the Company’s share capital by issuing, without preemptive subscription rights (but with a priority right for existing shareholders), shares and other securities giving right to the Company’s share capital,

(iii) to authorize the board to increase the amount of the capital increases mentioned in (i) and (ii) by 15%,

(iv) to delegate to the board the authority for a period of 26 months to increase the Company’s share capital by issuing shares and other securities giving right to the Company’s share capital in case of an exchange offer initiated by the Company,

(v) to delegate to the board the authority for a period of 26 months to increase the Company’s share capital by issuing shares and other securities giving right to the Company’s share capital in order to pay for shares contributed to the Company,

(vi) to delegate to the board of directors the authority for a period of 26 months to increase the Company’s share capital through the incorporation of reserves, profits, share premiums or any other amounts that may be capitalized up to a maximum nominal amount of 33 million euros,

(vii) to authorize the board of directors for a period of 26 months to increase the capital in favor of employees of the Company or of companies of the Group, with corresponding waiver of preemptive subscription rights up to a maximum nominal amount of 3 million euros,

(viii) to authorize the board for a period of 26 months to grant stock options; the maximum number of shares that could be exercised from these stock options should not exceed 3 million, and

(ix) to authorize the board of directors for a period of 26 months to allocate a maximum of 1 million existing ordinary shares or ordinary shares of the Company to be issued, free of charge.

The total amount of the shares issued in all capital increases pursuant to the authorizations in paragraphs (i) to (v) may not exceed a maximum nominal amount of 45 million euros. Moreover, the total amount of the shares issued in all capital increases pursuant to the authorizations in paragraphs (ii) to (v) may not exceed a maximum nominal amount of 33 million euros.

All of these resolutions, if voted, will replace the resolutions voted at the shareholders meeting on April 22, 2005.

The shareholders will also vote on the division in two of the nominal value of the shares of the Company.

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

Requirements for Holdings Exceeding Certain Percentages

French law provides that any individual or entity, acting alone or in concert with others, that becomes the owner of, directly or indirectly, more than one-twentieth, one-tenth, three-twentieths, one-fifth, one-fourth, one-third, one-half, two-thirds, eighteen-twentieths or nineteen-twentieths of the outstanding shares or the voting rights of any French listed company or that increases or decreases its shareholding or voting rights above or below any of these thresholds, must notify such company within five trading days of exceeding or falling below such level. The individual or the entity must also notify the AMF, within five trading days of such date, of the number of equity securities it holds and the voting rights attached thereto. The AMF then makes this information public.

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

In order to permit shareholders or intermediaries to give the notice required by law, the Company must, on a monthly basis, notify the AMF of the total number of shares and voting rights of the Company if the number of shares or voting rights has changed since the previous disclosure. This information is made public by the AMF pursuant to its regulations. In order to facilitate compliance with the notification requirements provided for under French law, a holder of ADSs may deliver any such notification to the Depositary with respect to shares represented by ADSs and the Depositary shall immediately forward such notification to the Company and the AMF.

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

The general shareholders’ meeting of April 27, 2006 authorized the board of directors to repurchase and dispose of up to 18,000,000 of the Company’s shares at a maximum purchase price of € 120.

Pursuant to the authorizations granted by the shareholders at the general meeting of shareholders on April 22, 2005 and on April 27, 2006, the Company completed share repurchases during 2006 as detailed in “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

The Company’s board of directors will submit to the next general shareholders’ meeting, which will be held on April 26, 2007, a resolution to authorize the Company’s board of directors to repurchase an amount of the Company’s shares representing a maximum of 10% of the share capital of the Company at a maximum purchase price of € 160 per share (for purposes of illustration and without taking into account treasury shares, 26,086,474 shares at December 31, 2006 representing a maximum aggregate purchase price of € 4,173,835,840). The purposes of the share repurchase program are the following:

•	the allocation of options for the purchase of shares to the employees and officers,

•	the free allocation of shares to employees and/or officers,

•	the delivery of securities upon the exercise of rights attached to securities giving right to share capital,

•	the delivery of shares for payment or exchange notably in regards to acquisitions, and

•	the cancellation of shares up to the maximum legal amount.

At February 28, 2007, the Company held, directly or indirectly, 20,944,356 shares (20,455,171 at December 31, 2006) of which 6,831,088 were for share option purchase plans and equity-linked securities, 3,222,924 were held for cancellation and 8,008,284 were related to acquisitions.

Cancellation of Shares and Capital Decreases Following Share Repurchases

The general meeting of shareholders of April 22, 2005 granted an authorization to the board of directors for 24 months to cancel shares repurchased in the context of a share repurchase program and decrease the share capital subject to a limit of 10% of the existing share capital on the day of the meeting. Pursuant to this authorization, 1,400,000 shares and 2,600,000 shares were cancelled on August 1, 2006 and December 18, 2006, which reduced the share capital by € 0.7 million and € 1.3 million, respectively.

At the annual shareholders’ meeting of April 26, 2007, the board of directors will submit for approval resolutions for a new authorization of 24 months (which would annul and replace the previous authorization granted to the board of directors on April 22, 2005, to the extent unused) to confer the power to cancel and reduce the share capital of the Company up to a limit of 10% of the share capital outstanding at the date of the meeting.

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

However, pursuant to article R.151-1 et seq. of the French Financial and Monetary Code, the acquirer/investor must file a déclaration administrative (administrative notice) and a declaration statistique (statistical declaration) with French authorities in connection with certain cases of foreign investments, direct investments and indirect foreign investments in any French company. Under existing administrative rulings, ownership of more than 10% of a French company’s share capital or voting rights is regarded as a direct investment subject to a déclaration statistique and ownership of more than 33.33% of a French company’s share capital or voting rights is subject to a declaration administrative. In addition, French law provides for a list of business sectors in which certain investments must be authorized by French authorities.

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

If a share transfer is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore gives rise to a 1.1% (since January 1, 2006) registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of € 4,000 per transfer (since January 1, 2006), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France).

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

As to dividends paid in 2006 by the Company, non-resident shareholders benefiting from a treaty may have been subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty, rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, if the shareholder established entitlement to such reduced rate before the date of payment by providing the paying agent with a certificate (the Simplified Certificate) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If the non-resident shareholder did not file the Certificate before the dividend payment date, the Company withheld the French withholding tax at the rate of 25%. This non-resident may claim a refund of the excess withholding tax by completing and providing the paying agent with the French Treasury forms 5000 and 5001 before December 31, 2008.

Furthermore, if a shareholder is entitled to a refund of the French tax credits attached to dividends under the relevant tax treaty, such shareholder can file a claim for the refund of the French tax credit of 50% (capped at € 230 or € 115) on distributions made by the Company in 2006, net of the applicable withholding tax, but only to the extent that the shareholder is an individual.

The French tax authorities have not detailed the filing formalities that have to be completed in order to obtain the refund of the French tax credit described above with respect to distributions paid since January 1, 2005.

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

Generally, dividends paid to a U.S. Holder in 2006 were subject to the reduced withholding tax rate of 15% at the time the dividend was paid if the U.S. Holder provided the paying agent before the dividend payment date with a certificate (the “Certificate”) based on the draft provided by the French tax authorities in their Administrative Guidelines 4 J–1–05, dated February 25, 2005.

If a U.S. Holder entitled to a reduced withholding tax rate did not file a completed Certificate before the dividend payment date, the Company withheld the French withholding tax at the rate of 25%. Such U.S. Holder may claim a refund of the excess withholding tax by completing and providing the paying agent with the Treasury Forms 5000 and 5001 before December 31, 2008.

In all cases, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid.

The Certificate or, where applicable, the Treasury Forms 5000 and 5001, together with their respective instructions, are provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary and are also available from the French tax authorities. The Depositary shall arrange for the filing with the French tax authorities of all Certificates, or Forms as the case may be, provided that they are completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time.

For U.S. federal income tax purposes, the gross amount of any dividend (including the related French tax credit paid to a U.S. Holder, including any French withholding tax thereon) will be included in gross income as ordinary dividend income on the date each such payment is actually or constructively received (which, in the case of a U.S. Holder of ADSs, will be the date of receipt by the Depositary). Corporate U.S. Holders will not be eligible for the dividends received deduction in respect of dividends paid by the Company. Dividends generally will constitute foreign source “passive income” or (in the case of certain U.S. Holders) “financial services income” for foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” The amount of any dividend paid in euro, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount calculated by reference to the spot rate in effect on the date such dividend is includible in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who converts the euro amount into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder who does not convert the euro amount into U.S. dollars on the date of receipt generally will have a tax basis in the euro amount equal to its U.S. dollar value on the date of receipt and generally will be required to recognize any exchange gain or loss realized on a subsequent conversion or other disposition of the euro amount, which will be treated as U.S. source ordinary income or loss. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections available in this regard.

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

Certain U.S. Holders (including individuals and some trusts and estates) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15% in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. The Company currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes, and the Company anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. Each individual U.S. Holder of shares or ADSs is urged to consult its own tax advisor regarding the availability of the reduced dividend tax rate in light of its own particular situation and regarding the computation of its foreign tax credit limitation with respect to any qualified dividend income paid by the Company, as applicable.

The U.S. Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced tax rates in respect of qualified dividends by U.S. Holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax or the availability of qualified dividend treatment could be affected by future actions that may be taken by the U.S. Treasury with respect to ADSs.

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

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. The Company currently believes that it did not qualify as a PFIC for the 2006 taxable year for U.S. federal income tax purposes. If the Company were to become a PFIC in any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), the tax on distributions on its shares or ADSs and on any gain realized by a U.S. Holder upon the disposition of shares or ADSs may be less favorable than as described herein. Furthermore, dividends paid by the Company would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of shares or ADSs.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

The Group uses interest rates and currency derivatives exclusively to hedge financial risks incurred in the normal course of its business. The hedging operations are taken in accordance with objectives and procedures established by management. The financing of all of the Group’s subsidiaries is centralized at the Group’s Finance Department, which uses financial instruments to reduce the total exposure faced by the Group resulting from interest rate fluctuations.

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

As far as exposure to currency fluctuations is concerned, the objective is to hedge (i) on an annual budgetary basis the risks related to commercial transactions of the Group’s subsidiaries denominated in currencies other than their functional currency, and (ii) the risks related to the net assets of certain subsidiaries and affiliates that operate in countries where the functional currency is not the euro.

Sensitivity to interest rate fluctuations

The main instruments used to reduce interest rate exposure are interest rate swaps, caps, floors and swaptions contracts negotiated with major financial institutions. See Note 25 to the Consolidated Financial Statements for the nominal amount, maturity date and market value information of these instruments at December 31, 2004, 2005 and 2006. Information about the interest rate of each component of non-current financial liabilities is disclosed in Note 16 to the Consolidated Financial Statements. At December 31, 2006, taking into account interest rate hedging instruments, the net debt of the Group was essentially at a fixed rate. Consequently, the Group’s exposure to interest rate variation is judged not significant. Net debt used to measure sensitivity to interest rate fluctuations corresponds to financial liabilities less marketable securities, cash and cash equivalents. It excludes financial debt related to the put options granted to minority shareholders to the extent that they do not bear interest.

The tables below provide an indication of the estimated future and significant cash flows from (i) market risk sensitive instruments exposed to changes in interest rates held by Danone at December 31, 2006, and (ii) the related hedged assets and liabilities (i.e., the Group’s consolidated net debt) existing on the Group’s balance sheet at December 31, 2006. Such estimated cash flows are calculated based on applicable interest rates (EURIBOR 1 month: 3.6%, EURIBOR 3 months: 3.7% and the interest rates applicable in countries other than France) and currency exchange rates at December 31, 2006.

Expected cash flows from the existing interest rate instruments at December 31, 2006 are shown below by maturity dates (out-of-the-money options at December 31, 2006 are excluded):

	2007	2008	2009	2010	2011	Subsequent to 2011
	(€ millions)
Interest rate swaps
Euro:
• fixed rates:
— payable (average rate: 4.2%)	(5)	(1)	—	—	—	—
— receivable (average rate: 3.8%)	1	—	—	—	—	—
• variable rates:
— payable (EURIBOR 3 month rates)	(1)	—	—	—	—	—
— receivable (EURIBOR 3 month rates)	5	1	—	—	—	—
Other currencies:
• fixed rates:
— payable (average rate: 1.8%)	(1)	—	—	—	—	—
• variable rates:
— receivable	1	—	—	—	—	—
Interest rate options
• variable rates:	5	1	—	—	—	—

Expected interest cash flows from the assets and liabilities existing on the Group’s balance sheet at December 31, 2006 and hedged in part by the above-mentioned instruments are shown below by maturity dates. Expected debt repayments and proceeds from the sales of marketable securities are not reported below.

	2007	2008	2009	2010	2011	Subsequent to 2011
	(€ millions)
Non-current financial liabilities
• fixed rates (average rate: 5.3%)	(4)	(3)	(2)	(1)	(1)	—
• variable rates (EURIBOR 3 months and EURIBOR 1 month)	(101)	(60)	(35)	(17)	(3)	—
Cash and cash equivalents, net of current financial liabilities
• variable rates (EURIBOR 1 month)	4	—	—	—	—	—
Marketable securities (EURIBOR 1 month)	93	85	63	25	—	—

Sensitivity to currency fluctuations

The Group’s policy with respect to fluctuations in exchange rates is to calculate periodically its net foreign currency exposure and to use derivatives to reduce this exposure. The main instruments are forward exchange contracts, currency swaps, and cross-currency swaps entered into with major financial institutions. See Note 25 to the Consolidated Financial Statements for the nominal amount and market value information of these instruments at December 31, 2004, 2005 and 2006.

The table below provides an indication of the estimated future cash flows from the existing currency hedging instruments at December 31, 2006, shown by maturity dates, and by nature of the hedged transactions, whether anticipated commercial transactions or financial transactions and net investments in foreign currencies. These cash flows are determined based on the applicable currency rates.

	2007	2008	Subsequent to 2008
	(€ millions)
Anticipated commercial transactions
Forward purchases of:
• U.S. dollar	(92)	(5)	—
• British pound	(71)	(7)	—
• Polish zloty	(47)	(3)	—
• Other currencies	(18)	—	—
Forward sales of:
• British pound	316	56	—
• Japanese yen	148	14	—
• Mexican peso	116	1	—
• U.S. dollar	61	7	—
• Polish zloty	57	—	—
• Canadian dollar	49	1	—
• Swiss franc	33	4	—
• Other currencies	79	1	—
Financial transactions and net investments
Forward purchases of:
• British pound	(1)	—	—
Forward sales of:
• Czech crown	60	—	—
• Indonesian rupiah	59	32	53
• Polish zloty	35	31	20
• Other currencies	48	78	50

Cash flow is reported with respect to currency options when these options are in the money at December 31, 2006.

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

PART III

Item 15.    Controls and Procedures

(a) Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2006.

The Company’s independent registered public accounting firm, PricewaterhouseCoopers Audit, that has audited the financial statements included in this annual report on Form 20-F has issued a report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2006.

(c) Report of the Registered Public Accounting Firm

The report of PricewaterhouseCoopers Audit on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2006 is included on page F-2 of this annual report on Form 20-F.

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to the Group in 2005 and 2006.

	PricewaterhouseCoopers
	Fee Amount		Percentage of Total Fees
	2005	2006	2005	2006
	(in millions of euro, except percentages)
Audit Fees(1)	4.5	7.5	56.2%	75%
Audit-related Fees(2)	2.3	1.5	28.8%	15%
Tax Fees(3)	1.2	1.0	15%	10%
All Other Fees	0.0	0.0	0%	0%

Total	8.0	10.0	100%	100%

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements or that are traditionally performed by the external auditor, and include due diligence related to acquisitions and audits in connection with proposed or completed acquisitions or disposals.
(3)	Tax Fees include fees billed for tax compliance services, including the review of original and amended tax returns and claims for refund.

Groupe Danone has two statutory auditors as required by French law, PricewaterhouseCoopers Audit and Mazars & Guérard. Fees for Mazars & Guérard were € 2.7 million in 2005 and € 3.2 million in 2006.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee is responsible for approving all audit, audit-related and tax services. Each year, the statutory auditors provide the Audit Committee with an estimate of fees for anticipated audit, permitted audit-related and tax services.

On this basis, the Audit Committee gives pre-approval for permitted audit-related and tax services when such services do not exceed € 200,000 individually,€ 500,000 in the aggregate for audit related services, € 1,000,000 in the aggregate for tax services (€ 1,500,000 in 2006) and € 800,000 in the aggregate for due diligence services. When it is expected that a permitted service will exceed these limits, the Audit Committee must be informed and specifically pre-approve such situations.

During 2006, Audit-related Fees representing 5% of total fees provided to the Group by the statutory auditors were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Mr. Richard Goblet d’Alviella, who is a director of Groupe Danone and, until July 12, 2006, was a director of Danone Asia, a subsidiary of Groupe Danone, relied on the exemption in Rule 10A-3(b)(1)(iv)(B) of the Securities Exchange Act of 1934, which allows an otherwise independent director who serves on the board of directors of both a listed company and an affiliate to serve on the audit committee of the listed company. Groupe Danone believes that the reliance on this exemption did not materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share in euro
January 2006	—	—
February 2006	320,276	94.42
March 2006	742,465	97.16
April 2006	977,766	98.14
May 2006	1,586,062	94.55
June 2006	501,194	90.44
July 2006	116,000	98.03
August 2006	50,000	104.56
September 2006	348,017	110.06
October 2006	591,618	114.07
November 2006	1,017,746	117.13
December 2006	822,122	116.53

January 2007	678,430	114.55
February 2007	0	0

Total	7,751,696	104.33

(1)	For a description of the Company’s share repurchase program, see “Item 10. Additional Information—Purchase by the Company of its Own Shares.”

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

The Consolidated Financial Statements filed as part of this annual report may be found beginning on page F-1.

Item 19.    Exhibits

1.1	Bylaws of Groupe Danone, as of December 18, 2006.

8.1	Subsidiaries of Groupe Danone (see Note 31 to the Consolidated Financial Statements).

10.1	Consent of PricewaterhouseCoopers Audit.

12.1	Certification of Franck Riboud, Chairman and Chief Executive Officer of Groupe Danone, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Antoine Giscard d’Estaing, Executive Vice-President—Finance, Strategy and Information Systems of Group Danone, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 2, 2007

GROUPE DANONE

By:	/s/ ANTOINE GISCARD D’ESTAING
	Name:	Antoine Giscard d’Estaing
	Title:	Executive Vice-President—Finance, Strategy and Information Systems

GROUPE DANONE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders of GROUPE DANONE

We have completed an integrated audit of GROUPE DANONE’s 2006 consolidated financial statements, and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements, all expressed in Euro, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the financial position of GROUPE DANONE and its subsidiaries (together, the “Group”) at December 31, 2006, December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 2 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b), that the Group maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Group’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICEWATERHOUSECOOPERS AUDIT

Neuilly-sur-Seine, France

March 27, 2007

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2004	2005	2006
		(In millions of euro)
Net sales		12,273	13,024	14,073
Cost of goods sold		(6,223)	(6,644)	(7,214)
Selling expenses		(3,108)	(3,331)	(3,605)
General and administrative expenses		(976)	(1,017)	(1,047)
Research and development expenses		(129)	(123)	(126)
Other (expense) income	21	(229)	(171)	(167)

Trading operating income		1,608	1,738	1,914
Other operating (expense) income	22	(49)	(32)	(40)

Operating income		1,559	1,706	1,874

Interest income		55	88	182
Interest expense		(149)	(189)	(219)

Cost of net debt	23	(94)	(101)	(37)
Other financial (expense) income	23	104	(9)	(31)

Income before tax		1,569	1,596	1,806

Income tax	24	(428)	(473)	(360)
Income from consolidated companies		1,141	1,123	1,446
Net income (loss) of affiliates	7	(550)	44	(40)

Net income from continuing operations		591	1,167	1,406
Net income from discontinued operations	4	47	504	154
Net income		638	1,671	1 560

—Attributable to the Group		449	1,464	1,353
—Attributable to minority interests		189	207	207

PER SHARE INFORMATION (Note 14)

Number of shares used in calculating earnings per share		250,671,990	246,038,406	242,734,094
Number of shares used in calculating diluted earnings per share		257,530,982	250,280,950	244,688,913
Earnings per share attributable to the Group		1.79	5.95	5.57
Diluted earnings per share attributable to the Group		1.79	5.87	5.53

The notes on pages F-9 to F-68 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2004	2005	2006
		(In millions of euro)
Brand names		1,156	967	962
Other intangible assets, net		197	194	175
Goodwill, net		3,847	4,120	4,145

	5	5,200	5,281	5,282

Property, plant and equipment, net	6	2,636	2,944	3,020
Investments accounted for under the equity method	7	1,961	1,256	1,093
Investments in non-consolidated companies	8	244	263	827
Long-term loans	9	312	330	22
Other long-term assets	10	198	283	115
Deferred taxes	24	101	250	343

Non-current assets		10,652	10,607	10,702

Inventories	11	597	629	628
Trade accounts and notes receivable	12	1,426	1,503	1,594
Other accounts receivable and prepaid expenses	12	562	701	601
Short-term loans		40	53	34
Marketable securities	13	2,200	2,413	2,564
Cash and cash equivalents		466	576	655
Assets held for sale	4	136	243	78

Current assets		5,427	6,118	6,154

Total assets		16,079	16,725	16,856

LIABILITIES AND STOCKHOLDERS’ EQUITY
Capital stock		134	132	130
Additional paid-in capital		259	244	203
Retained earnings		4,850	5,728	6,460
Cumulative translation adjustments		(97)	258	34
Treasury stock		(918)	(1,149)	(1,414)
Net income recognized directly in equity		28	67	410

Stockholders’ equity attributable to the Group		4,256	5,280	5,823

Minority interests		250	341	246

Stockholders’ equity		4,506	5,621	6,069

Non-current financial liabilities	16	6,677	5,692	5,705
Pension liabilities	17	328	324	147
Deferred taxes	24	346	192	296
Other non-current liabilities	18	441	336	391

Stockholders’ equity and non-current liabilities		7,792	6,544	6,539

Trade accounts and notes payable	19	1,568	1,764	1,861
Accrued expenses and other current liabilities	19	1,614	1,893	1,971
Current financial liabilities	16	527	869	416
Liabilities held for sale	4	72	34	—

Current liabilities		3,781	4,560	4,248

Total liabilities and stockholders’ equity		16,079	16,725	16,856

The notes on pages F-9 to F-68 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2004	2005	2006
		(In millions of euro)
Net income attributable to the Group		449	1,464	1,353
Net income attributable to minority interests		189	207	207
Net income from discontinued operations		(47)	(504)	(154)
Net income (loss) of affiliates		550	(44)	40
Depreciation and amortization		481	478	491
Dividends received from affiliates		45	45	38
Other flows with impact on cash	27	—	—	(82)
Other flows with no impact on cash	27	(93)	70	(2)

Cash flows provided by operating activities, excluding changes in net working capital		1,574	1,716	1,891

(Increase) decrease in inventories		(70)	(17)	(28)
(Increase) decrease in trade accounts receivable		(27)	(87)	(132)
Increase (decrease) in trade accounts payable		143	123	161
Changes in other working capital items		74	112	277

Net change in current working capital		120	131	278

Cash flows provided by operating activities		1,694	1,847	2,169

Capital expenditures		(520)	(607)	(692)
Purchase of businesses and other investments net of cash and cash equivalent acquired	27	(98)	(636)	(575)
Proceeds from the sale of businesses and other investments net of cash and cash equivalent disposed of	27	650	1,659	430
(Increase) decrease in long-term loans and other long-term assets		130	(134)	336
Changes in cash and cash equivalents of discontinued operations		52	30	—

Cash flows provided by investing activities		214	312	(501)

Increase in capital and additional paid-in capital		38	61	52
Purchases of treasury stock (net of disposals)		(213)	(558)	(587)
Dividends		(456)	(489)	(610)
Increase (decrease) in non-current financial liabilities		(290)	(715)	28
Increase (decrease) in current financial liabilities		(536)	(191)	(235)
(Increase) decrease in marketable securities		(415)	(210)	(201)

Cash flows used in financing activities		(1,872)	(2,102)	(1,553)

Effect of exchange rate changes on cash and cash equivalents		(21)	53	(36)

Increase (decrease) in cash and cash equivalents		15	110	79

Cash and cash equivalents at beginning of period		451	466	576
Cash and cash equivalents at end of period		466	576	655

Supplemental disclosures:
Cash paid during the year:
—interest		152	172	209
—income tax		439	424	368

The notes on pages F-9 to F-68 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Number of shares*		In millions of euro
	Issued	Excluding treasury stock	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Treasury stock	Net income recognized directly in equity	Stockholders’ equity—Group	Minority interests	Stockholders’ equity
As of January 1, 2004	269,950,986	253,137,534	135	377	4,681	—	(862)	59	4,390	253	4,643

Translation adjustments						(97)			(97)	(24)	(121)
Unrealized gain (loss) on available-for-sale securities								(33)	(33)	—	(33)
Cash flow hedges								2	2	—	2
Net income recognized directly in equity						(97)		(31)	(128)	(24)	(152)
Net income for 2004					449				449	189	638
Total recognized income and expense for 2004					449	(97)		(31)	321	165	486
Capital stock issues	744,534	744,534		38					38	—	38
Capital stock reduction	(2,600,000)	(2,600,000)	(1)	(156)					(157)	(1)	(158)
Changes in treasury stock		(515,267)					(56)		(56)	—	(56)
Dividends paid					(308)				(308)	(147)	(455)
Changes in the scope of consolidation									—	(4)	(4)
Stock options					28				28	—	28
Put options granted to minority shareholders									—	(16)	(16)

As of December 31, 2004	268,095,520	250,766,801	134	259	4,850	(97)	(918)	28	4,256	250	4,506

Translation adjustments					(5)	355			350	51	401
Unrealized gain (loss) on available-for-sale securities								45	45	—	45
Cash flow hedges								(6)	(6)	—	(6)
Net income recognized directly in equity					(5)	355		39	389	51	440
Net income for 2005					1,464				1,464	207	1,671
Total recognized income and expense for 2005					1,459	355		39	1,853	258	2,111
Capital stock issues	739,670	739,670	0	40					40	21	61
Capital stock reduction	(4,600,000)	(4,600,000)	(2)	(55)	(270)				(327)	—	(327)
Changes in treasury stock		(2,387,110)					(231)		(231)	—	(231)
Dividends paid					(334)				(334)	(155)	(489)
Changes in the scope of consolidation									0	(24)	(24)
Stock options					23				23	—	23
Put options granted to minority shareholders									0	(9)	(9)

As of December 31, 2005	264,235,190	244,519,361	132	244	5,728	258	(1,149)	67	5,280	341	5,621

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

	Number of shares*		In millions of euro
	Issued	Excluding treasury stock	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Treasury stock	Net income recognized directly in equity	Stockholders’ equity—Group	Minority interests	Stockholders’ equity
As of December 31, 2005	264,235,190	244,519,361	132	244	5,728	258	(1,149)	67	5,280	341	5,621

Translation adjustments						(224)			(224)	(33)	(257)
Unrealized gain (loss) on available-for-sale securities					3			340	343	—	343
Cash flow hedges								2	2	—	2
Stock options					14			1	15	—	15
Net income recognized directly in equity					17	(224)		343	136	(33)	103
Net income for 2006					1,353				1,353	207	1,560
Total recognized income and expense for 2006					1,370	(224)		343	1,489	174	1,663
Capital stock issues	629,556	629,556	0	45					45	7	52
Capital stock reduction	(4,000,000)	(4,000,000)	(2)	(86)	(225)				(313)	—	(313)
Changes in treasury stock		(739,342)			3		(265)		(262)	—	(262)
Dividends paid					(416)				(416)	(194)	(610)
Changes in the scope of consolidation									0	(80)	(80)
Put options granted to minority shareholders									0	(2)	(2)

As of December 31, 2006	260,864,746	240,409,575	130	203	6,460	34	(1,414)	410	5,823	246	6,069

As of December 31, 2006, the number of treasury stock held by GROUPE DANONE and its subsidiaries amounted to 20,455,171 (19,715,829 as of December 31, 2005 and 17,328,719 as of December 2004).

The notes on pages F-9 to F-68 are an integral part of the consolidated financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—Accounting principles

The consolidated financial statements of GROUPE DANONE, its subsidiaries and affiliates (together, the “Group”) as of and for the year ended December 31, 2006 were prepared under International Financial Reporting Standards (“IFRS”) as adopted by the European Union. They were approved by the Board of Directors on February 14, 2007 and will be submitted for approval to the General Annual Meeting on April 26, 2007. Differences between accounting principles under IFRS and generally accepted accounting principles in the United States of America (“US GAAP”) are summarized in Note 2.

The consolidated financial statements as of and for the year ended December 31, 2004 were prepared based on accounting principles generally accepted in France (Rule 99-02 from the CRC relating to consolidated financial statements). In order to ensure comparability with the financial statements as of and for the years ended December 31, 2005 and December 31, 2006, the financial statements as of and for the year ended December 31, 2004 have been restated to comply with IFRS. The main differences between accounting principles generally accepted in France and IFRS are presented in Note 32 to the 2005 consolidated financial statements that are included in the annual report on form 20-F for the year 2005.

1—First application of new accounting rules

In 2004, IFRIC issued interpretation 4 (IFRIC 4)—Determining whether an arrangement contains a lease. This interpretation requires that agreements that do not take the legal form of a lease but convey a right to use an asset, be analyzed in order to determine whether they contain an implicit lease of that asset. When this is the case, such lease must be classified as an operating or a finance lease. This interpretation is effective from January 1, 2006 with early adoption possible. The application of this interpretation by the Group from January 1, 2006 did not have a significant impact on its consolidated income statement or financial position.

In August 2005, IASB issued IFRS 7—Financial instruments: Disclosures. This standard, which addresses disclosures on financial instruments, is effective from January 1, 2007, with early application encouraged. The Group has not anticipated the application of this standard in its consolidated financial statements as of and for the year ended December 31, 2006.

In April 2005, IASB issued an amendment to IAS 39—Financial instruments: Recognition and measurement, which addresses intra-group cash flow hedges. Under this amendment, certain highly probable intra-group transactions can be hedged. This amendment is effective from January 1, 2006, with early application encouraged. The application of this amendment by the Group from January 1, 2006 did not have a significant impact on its consolidated income statement or financial position.

In June 2005, IASB issued an amendment to IAS 39 on the fair value option. Under this amendment, some financial instruments may be measured at fair value with changes in fair value being recorded in the income statement. This amendment is effective from January 1, 2006 with early application encouraged. The Group is not impacted by the amendment.

The Group does not expect that the standards and interpretations that were adopted by the IASB and IFRIC in 2006 will have a significant impact on its consolidated income statement or financial position.

2—Consolidation principles

All subsidiaries in which the Group holds, directly or indirectly, a controlling interest are consolidated. Control over an entity exists when the Group has the capacity to govern the operating and financial policies of

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

such entity, regardless of its interest in the entity. All assets, liabilities and income statement items relating to subsidiaries are reflected in the Group’s consolidated financial statements. All significant intercompany balances and transactions between consolidated entities (including dividends) are eliminated in the consolidated financial statements.

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

The scope of consolidation is presented in Note 31.

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

The recoverable value of an intangible asset corresponds to the higher of market value and value in use. Value in use is assessed with reference to multiple of earnings or expected future discounted cash flows of the Cash Generating Unit (“CGU”) to which the asset belongs. CGUs correspond to subsidiaries or groups of subsidiaries that are included in a same reportable segment and that generate cash flows largely independent from those generated by other CGUs. Cash flows used to determine value in use are derived from the CGU’s business plans, which usually cover a period of three years and are generally extended to a period of five years on the basis of the most recent forecasts. Future cash flows beyond that period are extrapolated using a perpetual growth rate that is specific to each CGU. Future cash flows are then discounted using a weighted average cost of capital that is specific to the countries where the CGU operates. Market value corresponds to the estimated net selling price that could be obtained by the Group in an arm’s length transaction.

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

Depreciation

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives as follows:

•	Buildings: 15 to 40 years;

•	Machinery and equipment: 5 to 15 years;

•	Others: 3 to 10 years.

Impairment reviews

Property, plant and equipment are reviewed for impairment when events or circumstances indicate that they may be impaired. An impairment charge is recorded when the recoverable value of an asset (or group of assets) becomes lower than its carrying value. Recoverable value corresponds to the higher of value in use and market value. Value in use is estimated on the basis of the discounted cash flows the asset (or group of assets) is expected to generate over its estimated useful life. Market value corresponds to the estimated net selling price that could be obtained by the Group in an arm’s length transaction.

Refundable containers

Refundable containers are recorded at acquisition cost. They are depreciated on a straight-line basis, based on available statistics for each company, over the shortest of the following estimated useful lives:

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

6—Investments in non-consolidated companies

Investments in non-consolidated companies are treated as available-for-sale investments. They are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in stockholders’ equity. Unrealized losses that are other than temporary are recorded directly in the income statement. For listed companies, fair value is assessed based on the stock price as of the end of the period. For non-listed companies, fair value is assessed based on recent transactions entered into with third parties, put and/or call options negotiated with third parties or external appraisals. When such elements do not exist, fair value is determined to be equivalent to the carrying value. Impairment charges and gain or loss on disposal of non-consolidated investments are recorded under the line item “other financial (expense) income”.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7—Long-term loans and other long-term assets

As of December 31, 2004 and 2005, other long-term assets mainly comprised held-to-maturity assets that were measured at amortized cost using the effective interest rate method. As of December 31, 2006, other long-term assets mainly comprised bond securities that are treated as available-for-sale. They are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in stockholders’ equity. Unrealized losses that are other than temporary are recorded directly in the income statement. Long-term loans are measured at amortized cost using the effective interest rate method.

8—Inventories

Inventories are stated at the lower of cost or market value. Cost is primarily determined using the weighted average method.

9—Marketable securities

Marketable securities comprise highly liquid instruments with short maturities that are easily convertible into a known amount of cash. They are treated as trading securities and are carried at market value, with changes in market value recorded in the income statement in the line item “Interest income”.

10—Cash and cash equivalents

Cash equivalents consist of highly liquid investments, debt securities and deposits with a maturity of three months or less at the date of purchase. Cash equivalents are carried at market value.

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

13—Deferred taxes

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

Deferred tax assets and liabilities are offset when the entity has a legal right to offset.

Deferred tax assets are not recognized in the consolidated balance sheet when it is more likely than not that these taxes will not be recovered.

14—Retirement indemnities, pension costs and post-retirement healthcare benefits

Defined contribution plans

Contributions due under defined contribution plans are expensed as incurred. These expenses are allocated to different line items in the income statement.

Defined benefit plans

The Group’s benefit obligations relating to defined benefit pension and retirement indemnity schemes are calculated using the projected unit credit method based on actuarial assumptions, including employees’ turnover, salary increases and employees’ expected active life. The obligation is discounted using a discount rate that is specific to each country. These obligations are covered either through provisions recorded in the balance sheet over the period the rights are acquired by the employees or through assets held in externally managed funds to which the Group contributes.

Gains and losses resulting from changes in the actuarial assumptions that are used to calculate the obligations and estimated return on assets are recognized in the income statement over the estimated average residual active life of the employees, for the portion of the changes that exceeds 10% of the higher of the obligation and the plan assets.

The net periodic pension cost in relation to defined benefit plans comprises the service cost for the year, the interest cost and the amortization of actuarial gains and losses, net of the return on plan assets.

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

16—Convertible bonds

The nominal amount of convertible bonds is allocated at the issue date between its debt component and its equity component. The value of the equity component, which corresponds to the conversion option, is the difference between the total value of the instrument and the value of the debt component. At the issue date, the value of the debt component corresponds to the market value of a debt instrument having the same characteristics, but without a conversion option. The debt component is subsequently measured at its amortized cost, using the effective interest rate method. As of December 31, 2006, the Group had fully repaid its convertible bonds.

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

The Group has been applying IAS 39, Financial Instruments—Recognition and Measurement, since January 1, 2004. In accordance with IAS 39, all derivative financial instruments must be recorded in the balance sheet at their fair value. When derivatives are designated as fair value hedges, changes in the fair value of both the derivatives and the hedged items are recognized in the income statement. When derivatives are designated as cash flow hedges, the effective portion of changes in their fair value is recorded in stockholders’ equity: this effective portion is recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are directly recognized in the income statement.

Derivative financial instruments that are not classified as hedging instruments are recorded at fair value at year-end, with changes in fair value recorded directly in the income statement.

18—Put options granted to minority stockholders

In accordance with IAS 32—Financial instruments: Disclosure and Presentation, when minority stockholders hold put options that enable them to sell their investment to the Group, the minority’s share in the subsidiaries’ net assets is reflected as a financial liability in the consolidated balance sheet. This financial liability is measured at the exercise price of the option.

As of today, there remains some uncertainty regarding the treatment of the difference between the exercise price of the options and the carrying value of the minority interests that have to be reflected as financial liabilities. The Group has chosen to present such a difference as additional goodwill. This goodwill is adjusted at period end to reflect changes in the exercise price of the options and in the carrying value of the minority interests to which they relate. This treatment has no impact on the consolidated income statement.

19—Net sales

Net sales are recognized when title and risk of loss pass to the customers in accordance with customer purchase orders or sales agreements.

Net sales are stated net of trade discounts, customer allowances and trade support actions that are generally invoiced by customers.

Uncollectible accounts receivable are estimated and reserved for when payment is not reasonably assured. The method used for determining such reserve has not changed over the recent years.

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

23—Stock options

Stock options granted to employees are measured at their grant date fair value. Fair value is determined using the Black and Scholes valuation model, based on assumptions determined by management. Fair value is expensed over the vesting period (from two to four years), with a corresponding increase in stockholders’ equity. Prior period expense recorded in relation to options that lapse before they vest are reversed in the income statement in the period during which they lapse.

24—Earnings per share

Earnings per share is based on the weighted average number of shares outstanding during the year after deducting GROUPE DANONE’s treasury stock held by the Company and its subsidiaries.

Diluted earnings per share is calculated in a similar manner, except that the number of shares is increased to take into account shares that could potentially be issued following the exercise of share options by employees and, up until 2005, the conversion of convertible bonds. Up until 2005, net income was increased to take into account the related theoretical reduction in interest charges, net of tax, that would have resulted from the conversion of the convertible bonds.

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

26—Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements, especially regarding the valuation of intangible assets, investments accounted for under the equity method, deferred tax assets, financial liabilities relating to put options granted to minority stockholders, provisions for risks and liabilities, provisions for commercial agreements and pension liabilities. Those estimates and assumptions are detailed in the corresponding notes. Actual amounts could differ from those estimates.

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

a—Presentation differences

1. Net sales and selling expenses

In the consolidated financial statements, coupons granted by the Group to final consumers are reflected as promotional expenses within selling expenses. Under US GAAP, according to EITF 01-09—Accounting for Consideration given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), coupons must be reflected as a reduction of net sales as they are presumed to be a reduction in selling prices. Had US GAAP been applied, net sales and selling expenses would have been reduced by € 46 million in 2006 (€ 43 million in 2005 and € 41 million in 2004). This reclassification would have no impact on operating income or net income.

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

Under US GAAP, deferred taxes are classified as current or non-current items consistently with the classification of the item to which they relate. Had US GAAP been applied, long-term deferred tax assets and long-term deferred tax liabilities would have been reduced by € 48 million and € 28 million, respectively.

5. Statement of cash flows

Under US GAAP, a subtotal “Cash flows provided by operating activities excluding changes in net working capital” would not be presented in the statement of cash flows.

b—Recognition and measurement differences

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

Consequently, the net book value of goodwill and brand names under IFRS differs from the net book value of goodwill and brand names under US GAAP. Additionally, impairment charges and capital gains or losses resulting from disposals of operations may be different under IFRS and US GAAP. In 2006, had US GAAP been applied, the gain on disposal of the sauces activities in Asia and of Griffins (Biscuits—New-Zealand) would have been increased by € 4 million and € 10 million, respectively. In addition, the impairment charge relating to the goodwill of Robust (Beverages—China) would have been increased by € 4 million.

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

Under US GAAP, deferred tax liabilities relating to brand names acquired in business combinations must be recognized with a corresponding increase in goodwill. Had US GAAP been applied, as of December 31, 2006, stockholders’ equity would have been increased by € 318 million (€ 327 million as of December 31, 2005 and € 366 million as of December 31, 2004), goodwill would have been increased by € 203 million (€ 203 million as of December 31, 2005 and € 228 million as of December 31, 2004) and deferred taxes would have been decreased by € 115 million (€ 124 million as of December 31, 2005 and € 138 million as of December 31, 2004). In addition, in 2005, the gain on disposal of the sauces activities in the United Kingdom and in the United States would have been decreased by € 37 million and, in 2004, the loss on disposal of the Biscuits activities in the United Kingdom and in Ireland would have been increased by € 34 million.

3. Purchase accounting—Fair value

In the consolidated financial statements, upon acquisition of a less than 100% owned subsidiary, the identifiable assets and liabilities of the acquired entity are measured at their fair value and the minority interests are stated at the minority’s share in the fair value of the identifiable assets and liabilities.

Under US GAAP, identifiable assets and liabilities are measured at their fair value at the date of acquisition to the extent of the Group’s share in the assets and liabilities. The minority’s share in the identifiable assets and liabilities is stated based on the pre-acquisition carrying amounts of these assets and liabilities. Consequently, had US GAAP been applied, brand names and minority interests would have been reduced by € 130 million as of December 31, 2006 (€ 131 million as of December 31, 2005 and € 138 million as of December 31, 2004), with no impact on stockholders’ equity. Reevaluations of other net assets are usually not significant.

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

Consequently, in the consolidated financial statements, the gain or loss on disposals of foreign operations exclude translation adjustments that arose prior to January 1, 2004. The gain or loss on disposal of foreign operations may therefore be different under IFRS and under US GAAP. In 2006, had US GAAP been applied, the net gain on disposal of operations would have been decreased by € 40 million in total, corresponding to the cumulative translation adjustments existing as of January 1, 2004 in relation to the disposed investments. In 2005, had US GAAP been applied, the net gain on disposal of operations would have been reduced by approximately € 58 million in total and in 2004, the net loss on disposal of the Biscuits activities in the United Kingdom and in Ireland would have been increased by € 14 million.

6. Pension liability

In the consolidated financial statements, actuarial gains and losses in relation to defined benefit plans are recognized when they exceed 10% of the higher of the obligation and the plan asset (the “corridor” approach). In addition, as part of the adoption of IFRS on January 1, 2004, the Group chose to recognize all actuarial gains and losses against stockholders’ equity.

Up until December 31, 2005, the Group was applying SFAS 87—Employers Accounting for Pensions, for the purpose of this reconciliation. Under SFAS 87, actuarial gains and losses, including those generated before January 1, 2004, were recognized using the “corridor” approach. In addition, SFAS 87 required that when the fair value of plan assets was lower than the Accumulated Benefit Obligation (“ABO”), the pension liability be adjusted to reflect the difference. An equal amount was to be recorded as an intangible asset or as a reduction in stockholders’ equity for the portion that exceeded the amount of unrecognized prior service costs. Had US GAAP been applied, stockholders’ equity attributable to the Group would have been increased by € 35 million (before tax) as of December 31, 2005 (€ 58 million as of December 31, 2004) in relation to the recognition of actuarial gains and losses, and stockholders’equity would have been decreased by € 72 million (before tax) as of December 31, 2005 (€ 67 million as of December 31, 2004) in relation to the minimum liability. In addition, in 2005 the net gain on disposal of HP Foods would have been decreased by € 25 million and in 2004 the net loss on disposal of the Biscuits activities in the United Kingdom and in Ireland would have been increased by € 36 million.

As of December 31, 2006, the Group applied SFAS 158—Employers’Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS 158, which amends SFAS 87, requires that the funded status of a benefit plan, measured as the difference between the fair value of plan assets and the benefit obligation, be recognized in the consolidated balance sheet as an asset for overfunded plans and a liability for underfunded plans, and that actuarial gains and losses be recognized as a component of other comprehensive income. Had US GAAP been applied, stockholders’equity attributable to the Group would have been decreased by € 66 million (before tax and minority interests) as of December 31, 2006. The application of SFAS 158 resulted in an increase in the pension provision by approximately € 26 million.

7. Put options granted to minority stockholders

As indicated in Notes 5 and 16 to the consolidated financial statements, the Group is committed to acquiring the minority shareholdings owned by third parties in some of the less than 100% owned subsidiaries, should

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these third parties wish to exercise their put options. IAS 32—Financial instruments: Disclosures and Presentation requires that when minority stockholders hold a put option, a financial liability should be recognized for the present value of the consideration that the Group would have to pay if this option were exercised. Consequently, the share of these minority shareholders in the net assets of the subsidiary is eliminated from “Minority interests” in the consolidated balance sheet, and the difference between the amount of the eliminated minority interests and the amount of the financial liability recognized is recorded as goodwill.

Under U.S. GAAP, written puts on minority interests are treated as derivative instruments and measured at fair value. Accordingly, only the fair value of the put option granted to minority stockholders is recognized as a financial liability under U.S. GAAP as opposed to the present value of the full redemption price under IFRS. For put options having an exercise price that is equal to the fair value of the related minority interests at the closing date, the fair value of the derivative instruments is deemed to be equal to zero. As of December 31, 2006, 2005 and 2004, all put options granted to minority stockholders in consolidated subsidiaries had a redemption amount equal to the fair value of the related minority interests. Therefore, the fair value of the underlying put options was nil and consequently no liability was recorded under U.S. GAAP.

Accordingly, as of December 31, 2006, had U.S. GAAP been applied, financial liabilities would have been reduced by € 2,504 million (€ 2,626 million as of December 31, 2005 and € 2,440 million as of December 31, 2004), minority interests would have been increased by € 420 million (€ 431 million as of December 31, 2005 and € 422 million as of December 31, 2004), goodwill would have been decreased by € 2,069 million (€ 2,179 million as of December 31, 2005 and € 2,002 million as of December 31, 2004) and stockholders’ equity attributable to the Group would have been increased by € 16 million. This adjustment has no impact on net income.

As of December 31, 2006, the main put option related to Danone Espagne. The financial liability, minority interests that were reclassified to financial liabilities and goodwill relating to this option amounted to € 2,020 million, € 285 million and € 1,720 million, respectively.

8. Securitization of receivables

From June 2001 to June 2006, the Group maintained a securitization program with financial institutions to sell without recourse accounts receivable to a special purpose vehicle (“FCC—Fonds Commun de Créances”). The FCC was to be consolidated in the Group’s financial statements as the Group retained a majority of the risks and rewards associated with the activities of the FCC. The consolidation resulted in the transferred receivables being kept in the consolidated balance sheet, with a financial liability being recognized for a similar amount.

Under US GAAP, insofar as the program met the derecognition criteria of SFAS 140—Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, the transferred receivables were derecognized from the balance sheet. Consequently, had US GAAP been applied, trade accounts receivable would have been decreased by € 400 million as of December 31, 2005 (€ 703 million as of December 31, 2004) and financial liabilities would have been decreased by a similar amount. In addition, had US GAAP been applied, the cost of the securitization program would have been reflected within operating income. Consequently, expenses amounting to € 5 million in 2006 (€ 10 million in 2005 and € 15 million in 2004) would have been reclassified from interest expense to operating expense.

9. Convertible bonds

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

Under US GAAP, the convertible bonds issued by the Group, which were fully redeemed in January 2006, were entirely reflected as financial liabilities and the interest expense was calculated based on the nominal interest rate. Consequently, had US GAAP been applied, stockholders’ equity would have been decreased by € 19 million (before tax) as of December 31, 2004 and the interest expense in 2005 would have been decreased by € 19 million.

10. Discontinued operations

In the consolidated financial statements, a discontinued operation is defined as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is held for sale or has been sold and (iii) represents a separate major line of business or geographic area of operations.

Under US GAAP, a discontinued operation is also defined as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components and (ii) is held for sale or has been sold. However, this component does not necessarily have to represent a separate major line of business or geographic area. The component can be an operating segment, a reporting unit, a subsidiary or a group of assets. Griffins, a Group subsidiary that was held for sale as of December 31, 2005, met the criteria of a discontinued operation under US GAAP. Consequently, had US GAAP been applied, Griffins’ net income and the gain on disposal of Griffins would have been reflected on the line item “Discontinued operations” in the income statement for a total amount of € 61 million in 2006 (€ 8 million in 2005 and € 11 million in 2004). Similarly, Danone Waters of Canada met the criteria of a discontinued operation under US GAAP. Consequently, had US GAAP been applied, Danone Waters of Canada’s net loss and the loss on disposal of Danone Waters of Canada would have been reflected on the line item “Discontinued operations” in the income statement for a total amount of € 6 million (€ 94 million in 2005, including an € 85 million impairment charge and nil in 2004).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

B.    Reconciling statements

Reconciliation of net income

The reconciliation of net income from IFRS to US GAAP is as follows:

	Year ended December 31,
(All amounts in millions of euro except per share data)	2004	2005	2006
Net income attributable to the Group under IFRS	449	1,464	1,353
US GAAP adjustments:
Impairment charges	(7)	(27)	(4)
Gain/(loss) on disposal of assets	(63)	(108)	(18)
Stock-based compensation	28	—	—
Net periodic pension cost	(4)	—	(1)
Derivative instruments and application of the amortized cost method	—	14	1
Others	(7)	(3)	(7)

Net income with US GAAP adjustments before tax effect and minority interests	396	1,340	1,324
Tax effect of the above adjustments	3	(5)	2
Effect of the above adjustments on minority interests	—	—	—

Net income under US GAAP	399	1,335	1,326

—Of which net income from continuing operations	341	906	1,141
—Of which net income from discontinued operations	58	429 (1)	185 (2)

Basic earnings per share under US GAAP	1.59	5.43	5.46
—Of which basic earnings per share from continuing operations	1.36	3.68	4.70
—Of which basic earnings per share from discontinued operations	0.23	1.75	0.76

Diluted earnings per share under US GAAP	1.57	5.35	5.42
—Of which diluted earnings per share from continuing operations	1.35	3.62	4.66
—Of which diluted earnings per share from discontinued operations	0.22	1.73	0.76

(1)	Including a net capital gain of € 484 million arising from the disposal of the sauces activities in the United Kingdom and the United States.
(2)	Including a net capital gain of € 130 million arising from the disposal of the sauces activities in Asia.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of stockholders’ equity

The reconciliation of stockholders’ equity from IFRS to US GAAP is as follows:

(In millions of euro)	2004	2005	2006
Stockholders’ equity attributable to the Group under IFRS	4,256	5,280	5,823
US GAAP adjustments:
Deferred taxes on brand names	366	327	318
Amortization of goodwill	174	130	123
Amortization of brand names	(319)	(279)	(261)
Actuarial gains and losses	58	35	(66)
Minimum pension liability	(67)	(72)	—
Derivative instruments and application of the amortized cost method	(15)	—	—
Reclassification of minority interests on treasury shares	16	16	16
Others	8	(4)	—
Tax effect of the above adjustments	7	14	23
Effect of the above adjustments on minority interests	(12)	(13)	(3)

Stockholders’ equity under US GAAP	4,472	5,434	5,973

C.    Additional disclosures under US GAAP

Additional disclosures required by SFAS 141 and SFAS 142—Goodwill per segment

As of December 31, 2006, goodwill can be broken down as follows (per reporting segment):

(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Total Divisions
Consolidated subsidiaries	522	876	998	2,396
Affiliated companies	245	92	63	400

Total	767	968	1,061	2,796

D.    Effect of new accounting pronouncements

1.    Pensions

In September 2006, the Financial Accounting Standards Board issued SFAS 158—Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which addresses the accounting for pensions. SFAS 158 requires that:

-	a liability be recognized for defined benefit pension and postretirement plans that are unfunded and that an asset be recognized for defined benefit pension and postretirement plans that are overfunded,

-	the defined benefit obligation and plan assets be measured as of the date of the employer’s fiscal year-end,

-	the unrecognized actuarial gains and losses, prior service costs and transition assets / liabilities be recognized as a component of accumulated other comprehensive income,

-	additional disclosure be provided in the financial statements.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, the Group adopted the recognition and disclosure provisions of SFAS 158 (see Note 2.A.b.6 above). The Group already complies with the measurement date provision of SFAS 158.

2.    Fair value measurement

In September 2006, the Financial Accounting Standard Board issued SFAS 157—Fair Value Measurements, which provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The application of SFAS 157 by the Group from January 1, 2008 should not have a significant impact on its consolidated income statement or financial position.

3.     Income taxes

In June 2006, the Financial Accounting Standard Board issued FIN 48—Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109—Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes, by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group is currently assessing the impact the adoption of FIN 48 will have on its consolidated income statement and financial position.

4.    Share based payment

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

NOTE 3—Changes in the scope of consolidation

Acquisitions

In 2006, the main acquisitions were the following:

-	Acquisition of an additional 3.22% interest in Danone Asia, the entity that holds the Group’s investments in the Asia-Pacific area, bringing the Group’s shareholding in Danone Asia to 100%;

-	Acquisition of an additional interest in Danone Djurdjura (Fresh Dairy Products—Algeria), bringing the Group’s shareholding from 51% to 100%. This entity, which was previously accounted for under the equity method, has been consolidated since the second half of 2006;

-	Acquisition of an additional interest in Danone Romania (Fresh Dairy Products—Romania), bringing the Group’s shareholding from 65% to 100%;

-	Acquisition of a 22.18% interest in Hui Yuan Juice Holdings Co (Beverages—China), an entity that is accounted for under the equity method;

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

-	Acquisition of a 100% shareholding in Rodich (Fresh Dairy Products – Ukraine), an entity that is consolidated;

-	Acquisition of a 49% shareholding in Aqua d’Or (Beverages – Denmark), an entity that is accounted for under the equity method.

In 2005, the main acquisitions comprised a 3.22% additional investment in Danone Asia, and a 29% additional investment in Sotubi (Biscuits-Tunisia) bringing the Group’s shareholding in this company from 20% to 49%.

In 2004, the main acquisitions comprised an additional investment in Zywiec Zdroj (Beverages-Poland), the purchase of the assets of Chock and Rolls (Biscuits-Russia) and an investment in Bonafont Garrafones y Servicios (HOD water—Mexico).

Disposals

In 2006, the main disposals were the following:

-	Sauces activities in Asia: the disposal of these activities in January 2006 generated a gain of approximately € 154 million before minority interests. As the Group discontinued its Sauces activities, this gain is reflected under the line item “Net income from discontinued operations” (See Note 4);

-	Griffins (Biscuits—New Zealand): the disposal of this subsidiary, which was completed in May 2006, generated a non taxable gain of approximately € 43 million, which is reflected under the line item “Other operating (expense) income” in the consolidated income statement;

-	Danone Waters of Canada (HOD—Canada): the disposal of this subsidiary, which was completed in June 2006, generated a net loss of approximately € 11 million. The loss before tax, which amounts to € 38 million, is reflected under the line item “Other operating (expense) income” in the consolidated income statement;

-	Bakoma (Fresh Dairy Products—Poland): the disposal of this affiliate, which was completed in December 2006, generated a net gain of approximately € 6 million. This gain is reflected under the line item “net income (loss) of affiliates” in the consolidated income statement.

In 2005, the main disposals comprised:

-	Italaquae (Beverages—Italy): in November 2004, the Group signed an agreement relating to the disposal of its water activities in Italy. The disposal was completed in January 2005 and generated a € 19 million gain before tax, which is reflected under the line item “Other operating (expense) income” in the 2005 consolidated income statement;

-	Galletas Noël (Biscuits—Colombia): the disposal of this investment, which was accounted for under the equity method, was completed in February 2005 and generated a € 22 million net gain. This gain is reflected under the line item “Net income (loss) of affiliates” in the 2005 consolidated income statement;

-	HP Foods and Lea & Perrins (Sauces—United Kingdom and United States): the disposal of these two companies in August 2005 generated a € 473 million net gain. This gain is reflected under the line item “Net income from discontinued operations” in the 2005 consolidated income statement;

-

DS Waters, LP (HOD water—United States): Following the Group’s decision to discontinue its HOD water activities in the United States, which were accounted for under the equity method, the Group disposed of DS Waters, LP’s assets to the investment fund Kelso. The agreement reached with Kelso

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

comprised the simultaneous acquisition by the Group of Suntory’s shareholding in DS Waters, LP, consistent with the put option that was granted by the Group to Suntory Ltd. The disposal, which was completed in November 2005, generated a net loss of € 313 million. This loss is reflected under the line item “Net income (loss) of affiliates” in the 2005 consolidated income statement;

-	Mahou (Beer—Spain): the disposal of this investment, which was accounted for under the equity method, was completed in December 2005 and generated a € 292 million net gain. This gain is reflected under the line item “Net income (loss) of affiliates” in the 2005 consolidated income statement.

In addition, in 2005, the disposals of CCDA Waters (Beverages—United States) and Delta Dairy (Fresh Dairy Products—Greece) did not generate any significant capital gain or loss.

In 2004, the main disposals comprised the Biscuits activities in the United Kingdom and in Ireland.

Other changes in the scope of consolidation

In 2006, the Group and its partner in Aga Pureza (Beverages—Mexico) revised the shareholders’ agreement in order to transfer the control of the entity to the Group. Aga Pureza, which was previously accounted for under the equity method, has therefore been consolidated since December 31, 2006.

Britannia Industries and its holdings companies were deconsolidated on July 1, 2006. Consequently, the Group’s shareholding in these entities is reflected as non-consolidated investments as of December 31, 2006 (see Note 8).

In April 2004, the Group and Arcor, the leader in the Argentinean food industry, signed an agreement aiming at merging in 2005 their biscuits businesses in South America. Bagley Latino America, the new entity to which the Group contributed its Biscuits activities in Argentina and Brazil (which were previously consolidated in the Group’s accounts), is 49% held by the Group and has been accounted for under the equity method since January 2005.

On July 1, 2005, the Group took control of Al Safi Danone Company (Fresh Dairy Products—Saudi Arabia), an investment that was previously accounted for under the equity method. Since the Group took control, which did not result in any change in the Group’s percentage of control or interest in the entity, Al Safi Danone Company has been fully consolidated.

Finally, as from April 2004, Yakult (Fresh Dairy Products—Japan), has been accounted for under the equity method. Prior to April 2004, Yakult was reflected as a non-consolidated investment in the consolidated balance sheet.

NOTE 4—Discontinued operations / assets and liabilities held for sale

Discontinued operations

Discontinued operations relate to the Group’s Sauces activities, which comprised the following entities: HP Foods (Europe), Lea and Perrins (United States), Amoy and Amoy Foods (Asia). The Group disposed of its Sauces activities in Europe and in the United States in 2005, and of its Sauces activities in Asia in 2006.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table details the income statements of the Sauces activities for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
(In millions of euro)	2004	2005	2006
Net sales	302	219	—
Cost of goods sold	(146)	(111)	—
Selling expenses	(61)	(47)	—
General and administrative expenses	(21)	(15)	—
Research and development expenses	(2)	(2)	—
Other (expense) income	(6)	(2)	—
Trading operating income	66	42	—
Other operating (expense) income	—	473	154
Operating income	66	515	154
Income tax	(19)	(11)	—

Net income from discontinued operations	47	504	154
Attributable to the Group	47	504	149
Attributable to minority interests	—	—	5

The line item “Other operating (expense) income” comprised:

-	in 2005, the net gain on disposal of the Sauces activities in Europe and in the United States,

-	in 2006, the net gain on disposal of the Sauces activities in Asia.

The following table details the statements of cash flows of the Sauces activities for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
(In millions of euro)	2004	2005	2006
Net income	47	504	154
Depreciation and amortization	6	4	—
Other changes	(1)	(475)	(154)
Cash flows provided by operating activities, excluding changes in net working capital	52	33	—
(Increase) decrease in inventories	1	1	—
(Increase) decrease in trade accounts receivable	4	(1)	—
Increase (decrease) in trade accounts payable	1	6	—
Changes in other working capital items	(1)	(5)	—

Net change in current working capital	5	1	—
Cash flows provided by operating activities	57	34	—
Capital expenditure	(6)	(4)	—
Net change in loans	1	—	—
Cash flows used by investing activities	(5)	(4)	—

Increase in cash and cash equivalents	52	30	—

As of December 31, 2005, the assets and liabilities of the Sauces activities in Asia amounted to € 64 million and € 21 million, respectively. The assets, which were reflected under the line item “Assets held for sale” in the consolidated balance sheet, mainly comprised current assets for € 23 million and intangible assets for € 27 million. The liabilities, which were reflected under the line item “Liabilities held for sale” in the consolidated balance sheet, mainly comprised current liabilities.

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

Other assets and liabilities held for sale

As of December 31, 2006, the Group was in the process of disposing of its minority shareholding in Griesson (Biscuits – Germany). Consequently, the € 78 million investment in this entity was reclassified from the line item “Investments accounted for under the equity method” to the line item “Assets held for sale” in the consolidated balance sheet.

As of December 31, 2005, the Group was in the process of disposing of its investment in Griffins. Consequently, Griffins’ assets and liabilities were reflected under the line items “Assets held for sale” and “liabilities held for sale” for € 179 million and € 13 million, respectively, as of December 31, 2005. Assets mainly comprised intangible assets for a total amount of € 126 million and tangible assets for a total amount of € 31 million. Liabilities mainly comprised current liabilities. The disposal of Griffins was completed in May 2006 (see Note 3).

As of December 31, 2004, assets and liabilities held for sale comprised the assets and liabilities of Italaquae, the disposal of which was completed early 2005.

NOTE 5—Intangible assets

Changes in the net book value of intangible assets

Changes in the net book value of intangible assets can be detailed as follows:

(In millions of euro)	Goodwill	Brands	Others	Total
Gross amounts
As of January 1, 2004	3,763	1,284	379	5,426
Capital expenditure	15	—	21	36
Disposals	—	—	(27)	(27)
Impairment charge	(4)	—	—	(4)
Changes in the scope of consolidation	(280)	(125)	1	(404)
Translation adjustments	(12)	(3)	1	(14)
Reclassification as assets held for sale	(40)	—	(2)	(42)
Reevaluation of goodwill linked to options granted to minority stockholders	406	—	—	406
Others	(1)	—	24	23

As of December 31, 2004	3,847	1,156	397	5,400

Depreciation
As of January 1, 2004	—	—	(195)	(195)
Charge for the year (net of disposals)	—	—	(8)	(8)
Changes in the scope of consolidation	—	—	0	0
Translation adjustments	—	—	1	1
Reclassification as assets held for sale	—	—	1	1
Others	—	—	1	1

As of December 31, 2004	—	—	(200)	(200)

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In millions of euros)	Goodwill	Brands	Others	Total
Gross amounts
As of January 1, 2005	3,847	1,156	397	5,400
Capital expenditure	52	—	17	69
Disposals	—	—	(17)	(17)
Impairment charge	(53)	—	—	(53)
Changes in the scope of consolidation	5	(124)	(6)	(125)
Translation adjustments	107	13	26	146
Reclassification as assets held for sale	(72)	(78)	(9)	(159)
Reevaluation of goodwill linked to options granted to minority stockholders	254	—	—	254
Others	(20)	—	(16)	(36)

As of December 31, 2005	4,120	967	392	5,479

Depreciation
As of January 1, 2005	—	—	(200)	(200)
Charge for the year (net of disposals)	—	—	(10)	(10)
Changes in the scope of consolidation	—	—	6	6
Translation adjustments	—	—	(8)	(8)
Reclassification as assets held for sale	—	—	6	6
Others	—	—	8	8

As of December 31, 2005	—	—	(198)	(198)

Gross amounts
As of January 1, 2006	4,120	967	392	5,479
Capital expenditure	65	—	21	86
Disposals	(26)	—	(5)	(31)
Impairment charge	(43)	—	—	(43)
Changes in the scope of consolidation	(123)	—	(31)	(154)
Translation adjustments	(54)	(5)	(15)	(74)
Reclassification as assets held for sale	—	—	—	—
Reevaluation of goodwill linked to options granted to minority stockholders	183	—	—	183
Others	23	—	30	53

As of December 31, 2006	4,145	962	392	5,499

Depreciation
As of January 1, 2006	—	—	(198)	(198)
Charge for the year (net of disposals)	—	—	(24)	(24)
Changes in the scope of consolidation	—	—	4	4
Translation adjustments	—	—	4	4
Reclassification as assets held for sale	—	—	—	—
Others	—	—	(3)	(3)

As of December 31, 2006	—	—	(217)	(217)

The amortization charge of other intangible assets amounted to € 27 million in 2006 (€ 25 million in 2005 and € 31 million in 2004). It is allocated to different line items in the income statement consistently with the nature and utilization of the underlying assets.

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

As of December 31, 2006, goodwill linked to these put options amounted to € 2,069 million (€ 2,179 million as of December 31, 2005 and € 2,002 million as of December 31, 2004). In 2006, the € 110 million decrease mainly derived from the deconsolidation of Britannia Industries (see Note 8) and from a reallocation to “other goodwill” following the exercise of some options during the year 2006, partly offset by the reevaluation of some options. The main goodwill relates to Danone Spain, for a total amount of € 1,720 million.

Other Goodwill

In 2006, the main changes in goodwill not linked to options granted to minority stockholders (“other goodwill”) related to the acquisition of additional interests in Danone Asia and Danone Djurdjura, partly offset by the € 40 million impairment charge related to Robust (see below).

In 2005, the main changes in other goodwill related to the impairment charge on the goodwill of Danone Waters of Canada, to the reclassification under the line item “Assets held for sale” of the goodwill of the Sauces activities, as well as to translation adjustments.

In 2004, the main changes in other goodwill related to the disposals of the Biscuits activities in the United Kingdom and Ireland.

As of December 31, 2006, other goodwill amounted to € 2,076 million (€ 1,941 million as of December 31, 2005 and € 1,845 million as of December 31, 2004). No individual goodwill represented more than 5% of the total, with the exception of the goodwill generated by the acquisition of Lu, Volvic, Wahaha and Saiwa, which in the aggregate amounted to approximately € 889 million (€ 808 million as of December 31, 2005 and € 780 million as of December 31, 2004).

Brands

The heading “brand names” in the consolidated balance sheet mainly consists of brands acquired in purchased business combinations. Brand names include, among others, the brand name Volvic, the Danone brand in Spain and the main brands of the Group’s biscuits operations.

In 2006, changes in brand names mainly resulted from translation adjustments.

In 2005, changes mainly resulted from the disposal of HP foods and the reclassification of Amoy and Griffins’ brands as assets held for sale.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2004, changes mainly resulted from the disposal of the Biscuits activities in the United Kingdom and Ireland.

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

As of December 31, 2006, the Group reviewed the carrying value of all its intangible assets with indefinite useful lives. As stated in Note 1.4, the CGU’s value in use is determined based on multiples of earnings or on expected discounted cash flows.

The table below presents, for each operating segment, the value of intangible assets with indefinite useful lives and the range of multiples of earnings that were used to calculate the CGU’s value in use.

Operating segment	Net book value of intangible assets with indefinite useful life (in millions of euro)	Multiples of operating income before depreciation and amortization
Fresh Dairy Products	2,751	Between 7 and 15
Beverages	1,021	Between 7 and 20
Biscuits and Cereal Products	1,336	Between 10 and 15

In addition, when value in use is determined based on expected discounted cash flows, the perpetual growth rate and discount rate vary depending on the geographical area where the CGU operates, and in particular on the maturity of the markets.

Following this review, the Group recorded a € 40 million impairment charge in relation to the goodwill of Robust (Beverages—China). This charge was determined by reference to the entity’s value in use, based on expected discounted cash-flows. The perpetual growth rate and discount rate used amounted to 1% and 11.7%, respectively. A 1 point increase or decrease in the discount rate would result in a decrease or increase in the recoverable value of 9% and 11%, respectively. A 1 point increase or decrease in the perpetual growth rate would result in an increase or decrease in the recoverable value of 7% and 6%, respectively.

As of December 31, 2005, the Group reviewed the carrying value of the goodwill relating to Danone Waters of Canada (HOD water—Canada). Following this review, which was conducted with the assistance of external consultants, the Group recorded a net impairment charge of € 53 million. The Group disposed of its investment in Danone Waters of Canada in June 2006 (see Note 3).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6—Property, plant and equipment

Changes in the net book value of property, plant and equipment can be detailed as follows:

(In millions of euro)	Land	Buildings	Machinery and equipment	Refundable containers	Others	Capital assets in progress	Total
Gross amounts
As of January 1, 2004	215	1,414	4,192	182	439	194	6,636
Capital expenditure(*)	3	34	136	24	40	275	512
Disposals	(1)	(22)	(135)	(13)	(47)	(1)	(219)
Changes in the scope of consolidation	(8)	(43)	(222)	(18)	(18)	(4)	(313)
Translation adjustments	(1)	(15)	(64)	(11)	(9)	(7)	(107)
Others	(21)	46	173	2	9	(230)	(21)

As of December 31, 2004	187	1,414	4,080	166	414	227	6,488

Depreciation
As of January 1, 2004	(23)	(683)	(2,801)	(110)	(280)	(1)	(3,898)
Charge for the year	(2)	(61)	(312)	(24)	(56)	—	(455)
Disposals	—	17	121	12	40	—	190
Changes in the scope of consolidation	1	27	198	13	18	—	257
Translation adjustments	—	4	31	6	4	—	45
Others	4	(2)	(9)	3	13	—	9

As of December 31, 2004	(20)	(698)	(2,772)	(100)	(261)	(1)	(3,852)

(In millions of euro)	Land	Buildings	Machinery and equipment	Refundable containers	Others	Capital assets in progress	Total
Gross amounts
As of January 1, 2005	187	1,414	4,080	166	414	227	6,488
Capital expenditure(*)	8	32	82	27	32	423	604
Disposals	(5)	(53)	(140)	(17)	(21)	(1)	(237)
Changes in the scope of consolidation	(2)	(7)	(39)	—	8	18	(22)
Translation adjustments	7	68	235	9	38	25	382
Reclassification as assets held for sale	(5)	(20)	(68)	—	(7)	(3)	(103)
Others	24	74	275	2	19	(375)	19

As of December 31, 2005	214	1,508	4,425	187	483	314	7,131

Depreciation
As of January 1, 2005	(20)	(698)	(2,772)	(100)	(261)	(1)	(3,852)
Charge for the year	(4)	(68)	(302)	(24)	(57)	(1)	(456)
Disposals	—	33	125	16	18	1	193
Changes in the scope of consolidation	—	7	43	—	(7)	—	43
Translation adjustments	—	(19)	(129)	(5)	(22)	—	(175)
Reclassification as assets held for sale	—	12	43	—	6	—	61
Other	(3)	—	2	—	2	(2)	(1)

As of December 31, 2005	(27)	(733)	(2,990)	(113)	(321)	(3)	(4,187)

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In millions of euro)	Land	Buildings	Machinery and equipment	Refundable containers	Others	Capital assets in progress	Total
Gross amounts
As of January 1, 2006	214	1,508	4,425	187	483	314	7,131
Capital expenditure(*)	6	28	118	26	26	474	678
Disposals	(7)	(43)	(214)	(19)	(34)	—	(317)
Changes in the scope of consolidation	10	4	2	(18)	25	8	31
Translation adjustments	(6)	(36)	(131)	(5)	(23)	(18)	(219)
Reclassification as assets held for sale	—	—	—	—	—	—	—
Others	1	88	259	3	30	(388)	(7)

As of December 31, 2006	218	1,549	4,459	174	507	390	7,297

Depreciation
As of January 1, 2006	(27)	(733)	(2,990)	(113)	(321)	(3)	(4,187)
Charge for the year	(2)	(67)	(312)	(23)	(60)	—	(464)
Disposals	1	33	196	18	29	—	277
Changes in the scope of consolidation	—	(2)	6	9	(15)	—	(2)
Translation adjustments	—	9	67	3	13	—	92
Reclassification as assets held for sale	—	—	—	—	—	—	—
Other	—	8	(3)	(1)	3	—	7

As of December 31, 2006	(28)	(752)	(3,036)	(107)	(351)	(3)	(4,277)

(*)	Including assets acquired under capital leases

Gross and net amounts of assets acquired under capital leases amounted to € 27 million and € 20 million, respectively (€ 17 million and € 11 million, respectively, as of December 31, 2005 and € 16 million and € 9 million, respectively, as of December 31, 2004).

The depreciation charge of property, plant and equipment amounted to € 464 million in 2006 (€ 456 million in 2005 and € 455 million in 2004). It is allocated to different lines in the income statement consistently with the nature and utilization of the underlying assets.

NOTE 7—Investments accounted for under the equity method

The net book value of investments accounted for under the equity method is as follows:

(In millions of euro)	2004	2005	2006
Goodwill, net	493	393	393
Group’s share in net assets of entities accounted for under the equity method	1,230	863	700
Loans to entities accounted for under the equity method	238	—	—

Total	1,961	1,256	1,093

As of December 31, 2006, investments accounted for under the equity method mainly comprised Yakult, The Danone Springs of Eden, BV (HOD water—Europe) and Hui Yuan Juice Holdings Co. Net assets of entities accounted for under the equity method, especially with regards to The Danone Springs of Eden, BV, include the identifiable intangible assets and residual goodwill resulting from the consolidation of their own activities.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2006, the decrease in the net book value of investments accounted for under the equity method mainly resulted from the impairment charge recorded in relation to The Danone Springs of Eden, BV (see below), from the reclassification of the Group’s investment in Griesson as an asset held for sale (see Note 4) and from the first-time consolidation of Aga Pureza and Danone Djudjura. The decrease is partly offset by the acquisitions of Hui Yuan Juice Holdings Co and Aqua d’Or.

In 2005, the decrease in the net book value of investments accounted for under the equity method mainly resulted from the disposals of assets in DS Waters, LP and of Mahou (see Note 3).

As of December 31, 2004, loans granted to entities accounted for under the equity method related to preferred shares due from DS Waters, LP for a total amount of US$ 325 million. These loans, which were to mature in 2011, bore interest at a cumulative rate of 12%. Following the disposal of DS Waters, LP’s assets in November 2005, the balance of this loan was nil as of December 31, 2005 and 2006.

Changes in the net book value of goodwill relating to investments accounted for under the equity method

Changes in the net book value of goodwill relating to investments accounted for under the equity method are as follows:

(In millions of euro)	2004	2005	2006
As of January 1	636	493	393
Acquisitions	189	31	89
Disposals and other changes in the scope of consolidation	—	(92)	(60)
Impairment charge	(308)	(51)	—
Translation adjustments	(24)	12	(29)

As of December 31	493	393	393

Acquisitions

In 2006, acquisitions mainly related to Hui Yuan Holdings Co, in which the Group holds a 22.18% shareholding, and to Aqua d’Or, in which the Group holds a 49% shareholding. In 2004, acquisitions mainly related to Yakult, which has been accounted for under the equity method since April 1, 2004.

Disposals and other changes in the scope of consolidation

The line “Disposals and other changes in the scope of consolidation” mainly comprised the impact arising from the first-time consolidation of entities that were previously equity accounted for, namely Al Safi Danone Company, from July 1, 2005, Danone Djurdjura from July 1, 2006 and Aga Pureza from December 31, 2006.

Impairment charge

In 2005, the impairment charge related to the goodwill of Bakoma (see below). In 2004, the impairment charge related to the goodwill of DS Waters, LP and The Danone Springs of Eden, BV, such goodwill being written down to zero.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the Group’s share in net assets of entities accounted for under the equity method

Changes in the Group’s share in net assets of entities accounted for under the equity method are as follows:

(In million of euros)	2004	2005	2006
As of January 1	1,166	1,230	863
Changes in the scope of consolidation	249	(458)	13
Share in net income	58	69	62
Impairment charge	(150)	—	(100)
Dividends paid	(45)	(45)	(38)
Others	(48)	67	(100)

As of December 31	1,230	863	700

The line “Changes in the scope of consolidation” comprised the acquisitions and disposals of entities accounted for under the equity method (see Note 3).

In 2006, the impairment charge related to the Group’s investment in The Danone Springs of Eden, BV (see below). In 2004, the impairment charge related to the Group’s share in the net assets of DS Waters, LP.

The other changes mainly resulted from translation adjustments and, in 2006, from the reclassification of the Group’s investment in Griesson as an asset held for sale (see Note 4).

Net income (loss) of affiliates

The line item “Net income (loss) of affiliates” can be detailed as follows:

(In million of euros)	2004	2005	2006
Group’s share in net income	58	69	62
Impairment charge	(608)	(51)	(130)
Gain on disposal	—	26	28

Total	(550)	44	(40)

In 2006, the line item “Gain on disposal” mainly comprised the € 6 million net gain on disposal of Bakoma. In 2005, this line item comprised the € 292 million net gain on disposal of Mahou, the € 22 million net gain on disposal of Galletas Noël and the € 313 million net loss on disposal of DS Waters, LP’s assets.

In 2006, the line item “Impairment charge” comprised the € 130 million non-current charge relating to the Group’s investment in The Danone Springs of Eden, BV (see below). In 2005, this line item comprised the € 51 million charge relating to the goodwill of Bakoma (see below). In 2004, this line item comprised the impairment charges and provision relating to the HOD water activities in the United States and Europe.

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

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Danone Springs of Eden, BV

As of December 31, 2004, the Group reviewed the carrying value of its investment in The Danone Springs of Eden, BV. Following this review, a € 153 million impairment charge was recorded. The impairment test was reconducted in 2005 and 2006 with the assistance of external consultants and was based on the following assumptions:

	2004	2005	2006
– Discount rate before tax	8.7%	10.0%	10.0%
– Perpetual growth rate	2.5%	2.5%	1.0%

In the light of the economic performance of this entity over 2006, the Group revised some of the assumptions that were used to perform the impairment review at the end of 2005, in particular the assumption relating to the perpetual growth rate. This revision conducted the Group to record a € 130 million non-current charge in relation to its investment in The Danone Springs of Eden, BV. This charge was recorded under the line item “Net income (loss) of affiliates”, with a corresponding impact on the line items “Investments accounted for under the equity method” and “Other non-current liabilities” in the balance sheet.

A 1 point increase or decrease in the discount rate would result in a decrease or increase in the recoverable value by 16% and 21%, respectively. A 1 point increase or decrease in the perpetual growth rate would result in an increase or decrease in the recoverable value by 18% and 13%, respectively.

Bakoma

As of December 31, 2005, the Group reviewed the carrying value of its investment in Bakoma. Following this review, the Group recorded an impairment charge of € 51 million. This charge was calculated based on the estimated market value of Bakoma. The Group disposed of its investment in Bakoma in December 2006 and generated a € 6 million capital gain (see Note 3).

Significant financial information

Significant financial information, as it relates to entities accounted for under the equity method, are as follows (100%):

(In millions of euro)	2004	2005	2006
Net sales	5,525	4,053	4,114
Net income	232	296	299
Stockholders’ equity	3,909	2,664	2,766

Fair value of investments accounted for under the equity method

The fair value of investments accounted for under the equity method amounted to € 1,441 million as of December 31, 2006 (€ 1,504 million as of December 31, 2005 and € 2,383 million as of December 31, 2004). It was determined as follows:

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

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8—Investments in non-consolidated companies

Net book value and changes in investments in non-consolidated companies

The net book value of investments in non-consolidated companies can be detailed as follows:

(In millions of euro)	% of interest in 2004	2004	% of interest in 2005	2005	% of interest in 2006	2006
Britannia Industries Ltd	25.5%	—	25.5%	—	25.5%	114
Wimm Bill Dann	8.6%	40	9.9%	89	13.7%	290
ONA	2.7%	38	2.7%	47	2.7%	66
Shanghai Bright Dairy	7.7%	34	9.7%	33	20.0%	129
Others	—	132	—	94	—	228

Total		244		263		827

In 2006, the increase in non-consolidated investments mainly resulted from the reclassification of the Group’s shareholding in Britannia Industries (see below), from the acquisition of a 3.8% additional interest in Wimm Bill Dann and of a 10.3% additional interest in Shanghai Bright Dairy, as well as from the reevaluation of the investments to their fair market value at period-end.

As indicated in Note 1.6, investments in non-consolidated companies are treated as available-for-sale investments. They are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in stockholders’ equity. Unrealized losses that are other than temporary are directly recorded in the income statement. As of December 31, 2006, the unrealized gains recorded under the heading “Net income recognized directly in equity” amounted to € 337 million before tax (€ 70 million as of December 31, 2005 and € 25 million as of December 31, 2004). The unrealized gains that were recorded under the heading “Net income recognized directly in equity” as of December 31, 2005 and that were transferred to income in 2006 were not significant.

Britannia Industries Ltd

The Company owns a 25.5% indirect interest in Britannia Industries Ltd (Biscuits—India). The Group controls Britannia Industries (hereafter “Britannia”) as per the shareholders’ agreement signed with its Indian partner in ABIH, Britannia’s main shareholder and one of the Company’s subsidiaries. Consequently, the Group has been consolidating Britannia up until June 30, 2006.

Britannia is a public company that is listed on the Bombay stock exchange. During the second half of 2006, Britannia’s board of directors decided to strictly apply the Indian law and to suspend the communication of financial information, whenever this information is not simultaneously communicated to all the shareholders of Britannia. Such decision was made upon the recommendation of Britannia’s audit committee, which was based on legal consultations.

Given that Britannia’s financial information is available within a timetable that is not consistent with that of the Group, and that Britannia’s financial information is prepared under Indian GAAP, the Group no longer has the IFRS financial information that enables it to consolidate Britannia.

Consequently, the Group has decided to deconsolidate its investment in Britannia as from July 1, 2006 and to reflect it as a non-consolidated investment. As indicated in Note 1.6, this investment is measured at its fair value, which is determined based on the period-end stock price.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, the fair value of the Group’s investment in Britannia amounted to € 114 million. In addition, as of December 31, 2006, the impact on the consolidated stockholders’ equity due to the reevaluation of the investment in Britannia amounted to € 77 million before tax. This impact is measured by reference to Britannia’s € 37 million contribution to the consolidated stockholders’ equity at the deconsolidation date.

Finally, the put option granted to the Group’s partner in Britannia, the exercise price of which was reflected as a financial liability up until the deconsolidation date, is now treated as a derivative financial instrument that is measured at its fair value. Insofar as the exercise price of the option is equivalent to the share in the fair value of Britannia that it corresponds to, its fair value was nil as of December 31, 2006. As of that date, the exercise price of the put option amounted to € 114 million (€ 185 million as of December 31, 2005).

The following table presents Britannia’s contribution to the main line items of the consolidated balance sheets as of December 31, 2005 and June 30, 2006.

(In millions of euro)	As of December 31, 2005	As of June 30, 2006
Goodwill(1)	178	143
Other non-current assets	29	29
Other current assets excluding cash and cash equivalents and marketable securities	51	54
Cash and cash equivalents and marketable securities	73	66

Total assets	331	292
Stockholders’ equity attributable to the Group	36	37
Minority interests(1)	51	49
Non-current liabilities excluding financial liabilities	2	2
Current liabilities excluding financial liabilities	52	48
Financial liabilities(1)	190	156

Total liabilities and stockholders’ equity	331	292

(1)	These line items comprise the effect of the put option granted to the Group’s partner in Britannia.

The following table presents Britannia’s contribution to the main line items of the consolidated income statements for the year ended December 31, 2005 and the six-month period ended June 30, 2006:

(In millions of euro)	Year ended December 31, 2005	Six-month period ended June 30, 2006
Net sales	293	162
Trading operating income	40	8
Operating income	40	8
Income before tax	43	9
Income tax	(11)	(2)
Net income	32	7
- attributable to the Group	8	2
- attributable to minority interests	24	5

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9—Long-term loans

As of December 31, 2004 and 2005, long-term loans mainly comprised a loan granted to the holding company that acquired the Galbani cheese and cured meat activities. This loan was fully repaid in May 2006 for a total amount of € 307 million, including € 99 million of accrued interest.

The fair value of long-term loans is considered to be equivalent to their net book value, based on their expected future cash flows.

NOTE 10—Other long-term assets

Other long-term assets mainly comprise investments held as security for some damage and healthcare provisions, for a total amount of € 84 million. These investments are treated as available-for-sale and are measured at their period-end fair value.

NOTE 11—Inventories

Inventories can be detailed as follows:

(In millions of euro)	2004	2005	2006
Goods purchased for resale	52	44	68
Raw materials and supplies	267	296	295
Semi-finished goods and work in progress	33	28	33
Finished goods	245	263	238
Non-refundable containers	26	31	28
Loss allowances	(26)	(33)	(34)

Inventories, net	597	629	628

NOTE 12—Trade accounts receivable—other accounts receivable and prepaid expenses

Trade accounts receivable

(In millions of euro)	2004	2005	2006
Trade accounts receivable(1)	1,342	1,443	1,529
Notes receivable	159	133	134
Less allowances for doubtful receivables	(75)	(73)	(69)

Trade accounts receivable, net	1,426	1,503	1,594

(1)	This line item includes securitized receivable net of the deposit for over collateralization, for a total amount of € 400 million as of December 31, 2005 and € 703 million as of December 31, 2004 (see Note 16).

Changes in the allowance for doubtful receivable are as follows:

(In millions of euro)	2004	2005	2006
As of January 1	83	75	73
Charge (net of reversal) for the year	4	8	8
Utilization	(11)	(5)	(10)
Translation adjustments and other changes	(1)	(5)	(2)

As of December 31	75	73	69

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group believes its exposure to concentration of credit risk is limited due to the number of customers located in diverse geographic areas. In addition the Group is not dependent on one single customer. In 2006, net sales with the Group’s major customer represented approximately 8% of the Group’s net sales (9% in 2005).

The fair value of trade accounts receivable is considered to be equivalent to their net book value due to their short-term maturity.

Other accounts receivable and prepaid expenses

(In millions of euro)	2004	2005	2006
States and local authorities	291	442	322
Social securities and non-operating receivables	135	160	171
Prepaid expenses	68	49	47
Others	68	50	61

Total	562	701	601

As of December 31, 2005, the increase in the line item “State and local authorities” was partly explained by the prepayment of income taxes.

The fair value of other accounts receivable and prepaid expenses is considered to be equivalent to their net book value due to their short-term maturity.

NOTE 13—Marketable securities

Marketable securities, which are treated as trading securities, can be detailed as follows:

(In millions of euro)	2004	2005	2006
Negotiable debt instruments	765	670	1,292
Monetary market funds	1,435	1,743	1,272

Total	2,200	2,413	2,564

Marketable securities are usually bought from major financial institutions.

NOTE 14—Earnings per share

The subsidiaries’ and affiliates’ distributable earnings can differ from their reported retained earnings as a consequence of (i) consolidation adjustments applied to their local accounts and (ii) the laws that are applicable in the country where these entities operate.

In accordance with French law, dividends cannot exceed the sum of the Company’s net income for the year and accumulated distributable earnings. As of December 31, 2006, tax-free distributable earnings amounted to € 198 million.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation between basic and diluted earnings per share is as follows:

	Net income attributable to the Group (in million of euros)	Weighted average number of shares outstanding	Earnings per share attributable to the Group (in euro)	Earnings per share of continuing operations attributable to the Group (in euro)	Earnings per share of discontinued operations attributable to the Group (in euro)
2006
Before dilution	1,353	242,734,094	5.57	4.96	0.61
Stock-based compensation	—	1,954,819	(0.04)	(0.04)	—

After dilution	1,353	244,688,913	5.53	4.92	0.61

2005
Before dilution	1,464	246,038,406	5.95	3.90	2.05
Convertible bonds	6	2,970,169	(0.05)	(0.02)	(0.03)
Stock-based compensation	—	1,272,375	(0.03)	(0.02)	(0.01)

After dilution	1,470	250,280,950	5.87	3.86	2.01

2004
Before dilution	449	250,671,990	1.79	1.60	0.19
Convertible bonds	14	6,335,287	0.00	0.02	(0.02)
Stock-based compensation	—	523,705	—	—	—

After dilution	463	257,530,982	1.79	1.62	0.17

NOTE 15—Stock-based compensation

Stock purchase plans

Plan characteristics

The board of directors can grant senior managers options to purchase existing shares of the Company’s common stock. These options are granted at an exercise price that cannot be lower than the minimum value authorized under French law. They vest after two to four years and expire no later than eight years from the grant date.

The main characteristics of the option plans are as follows (after taking into account the two-for-one stock splits that occurred in 2000 and 2004):

Date of shareholders’ meeting	Number of authorized options	Number of options granted	Exercise price (in euro)	Number of options lapsed or forfeited at December 31, 2006	Number of options exercised at December 31, 2006	Number of outstanding options at December 31, 2006
May 14, 1997	3,098,340	2,680,040	33.4 — 62.0	302,000	2,214,780	163,260
May 19, 1999	4,000,000	3,387,580	51.5 — 77.9	429,400	1,995,695	962,485
May 29, 2001	4,000,000	3,703,150	59.1 — 70.8	378,100	1,284,933	2,040,117
April 11, 2003	4,000,000	3,118,900	64.1 — 75.1	301,900	254,911	2,562,089
April 22, 2005	3,000,000	1,008,825	82.6 — 111.1	17,750	—	991,075

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, 1,991,175 options could still be granted under the April 22, 2005 plan.

As of December 31, 2006, outstanding options can be detailed as follows:

	Outstanding			Exercisable
Range of exercise price	Number of options	Average remaining life (number of years)	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
From 32 to 52 euros	88,720	1.2	51.5	88,720	51.5
From 53 to 65 euros	1,678,686	3.4	59.6	1,678,686	59.6
From 66 to 78 euros	3,960,553	4.6	71.0	2,901,125	69.5
From 79 to 95 euros	26,000	6.7	86.1	—	—
From 96 to 115 euros	965,075	7.3	99.7	—	—

	6,719,034			4,668,531

Changes in outstanding options

Changes in outstanding options were as follows(1):

(Number of options)	2004	2005	2006
Balance as of January 1	8,802,224	9,516,114	8,243,382
Granted	1,919,980	1,164,528	982,025
Exercised	(321,190)	(2,173,260)	(2,191,323)
Forfeited/lapsed	(884,900)	(264,000)	(315,050)

Balance as of December 31	9,516,114	8,243,382	6,719,034

(1)	After taking into account the two-for-one stock split in 2004.

In 2006, the average price of GROUPE DANONE stock was €102.42.

Valuation of stock options

As indicated in Note 1.23, stock options granted to employees are measured at their grant date fair value, based on assumptions determined by management. Options granted in 2004, 2005 and 2006 were measured based on the following assumptions:

	2004	2005	2006
Risk-free interest rate	3.7%	3.1%	3.96%
Expected life	6 years	6 years	5 years
Expected volatility	20.3%	19.2%	20.9%
Expected dividend yield	1.9%	1.8%	1.8%

The expected volatility was determined based on an observation of the historical volatility over a period identical to the expected life of the options.

The risk-free interest rate was determined based on the interest rate of State bonds.

The weighted average value of options granted in 2004, 2005 and 2006 was € 15.7, € 13.8 and € 20.98 per option, respectively.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2006, the expense relating to stock options amounted to € 14 million (€ 23 million in 2005 and € 28 million in 2004). This expense is reflected as “Other (expense) income” in the consolidated income statement and as retained earnings in the consolidated balance sheet.

Employee share ownership plans

Employees of the Group’s French entities can, on an annual basis, purchase new shares of the Company as part of a share ownership plan. The purchase price of the shares corresponds to 80% of the average stock price over the last 20 days preceding the meeting of the board of Directors that approves the plan. The benefit granted to the employees is calculated based on the grant date fair value of the shares, taking into account the restriction on these shares over a 5-year period and the market parameters that are applicable to employees, in particular the borrowing rate. The grant date corresponds to the date on which the plan is announced to the employees. In 2006, the fair value of the shares was calculated based on a Company’s stock price of € 90.6, a 3.39% risk-free interest rate and a 6.5% employees’ 5-year borrowing rate. This accounting treatment is compliant with the communication made by the CNC on December 21, 2004 in relation to share ownership plans.

NOTE 16—Financial liabilities

Classification by nature

(In millions of euro)	2004	2005	2006
Convertible bonds	605	70	—
Equity-linked notes	130	—	—
Bank loans, other debt and employee profit-sharing debt	3,326	3,465	3,617
Financial liabilities linked to options granted to minority stockholders	2,440	2,626	2,504
Financial liabilities linked to securitized receivables	703	400	—

Total	7,204	6,561	6,121

—Including short-term portion	527	869	416
—Including long-term portion	6,677	5,692	5,705

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

In 2005, the early repayment of the 2,812,194 bonds generated a € 13 million financial charge, which is reflected in “Interest expense” in the consolidated income statement for the year ended December 31, 2005.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bank loans, other debts and employee profit sharing debt

This line item mainly comprises (i) EMTN (Euro Medium Term Notes) denominated in euro or in foreign currencies, which were issued as part of the Group’s annual program to issue EMTNs in a nominal amount of up to € 7 billion and (ii) treasury notes in a nominal amount of up to € 2.5 billion.

In addition, as of December 31, 2006, the Company and its specialized financial subsidiaries held confirmed medium-term credit lines from banks and other financial institutions for approximately € 2,800 million (€ 2,875 million as of December 31, 2005 and € 3,050 million as of December 31, 2004). As part of such long-term commitments, as of December 31, 2006, the Group utilized € 1,712 million (€ 1,385 million as of December 31, 2005 and € 788 million as of December 31, 2004). This debt is classified as non-current financial liabilities.

Financial liabilities linked to options granted to minority stockholders

As indicated in Note 1.18, the exercise price of options granted to minority stockholders is reflected in financial liabilities in the consolidated balance sheet. As of December 31, 2006, financial liabilities relating to these options amounted to € 2,504 million (€ 2,626 million as of December 31, 2005 and € 2,440 million as of December 31, 2004). These liabilities do not bear interest.

The main commitment under these options relates to Danone Spain (€ 2,020 million). In addition, the majority of these options can be exercised at any time.

No significant investment due to the exercise of these options is currently considered as probable in the near future.

Financial liabilities linked to securitized receivables

In July 2001, the Group entered into a securitization program with financial institutions in order to sell without recourse accounts receivable for a maximum amount of € 760 million. The receivable sold on a monthly basis were net of a deposit, the amount of which was based on the total receivables sold. The securitization program ended in June 2006 and it was not renewed.

Covenants

The Group’s financial liabilities are usually not subject to covenants that, in the event of default, would lead to their early repayment.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Classification by maturity

The maturity of non-current financial liabilities is as follows:

	2004	2005	2006
Maturity date	(In millions of euro)
2006	1,623	—	—
2007	413	1,305	—
2008	780	891	1,549
2009	113	123	190
2010	140	143	127
After 2011	624	703	1,222
Not determined(1)	2,984	2,527	2,617

	6,677	5,692	5,705

(1)	Mainly comprise financial liabilities linked to options granted to minority stockholders. The majority of these options can be exercised at any time. The options granted to the minority shareholders of Danone Spain were granted for an initial contractual period of 25 years (expiring between November 2016 and February 2017) and may be automatically renewed for successive 5-year periods.

Classification by currency

The analysis of non-current financial liabilities by currency is as follows:

	2004		2005		2006
(In millions of euro)	Before hedging	After hedging(*)	Before hedging	After hedging(*)	Before hedging	After hedging(*)
Euro	6,125	5,288	4,746	4,636	4,971	4,657
Yen	182	392	478	395	302	347
New- Zealand Dollar	22	22	18	18	90	90
US Dollar	40	40	81	58	77	77
Canadian Dollar	1	141	7	7	—	—
Czech Crown	17	61	17	61	19	69
Mexican Peso	—	39	—	32	79	79
Indonesian Rupee	100	127	88	170	102	229
Chinese Yuan	—	288	—	—	—	—
Polish Zloty	—	44	—	61	—	83
Russian Ruble	—	23	—	24	—	25
South African Rand	—	22	—	22	—	18
Indian Rupee	110	110	185	185	—	—
Others	80	80	72	23	65	31

Total	6,677	6,677	5,692	5,692	5,705	5,705

(*)	Derivative financial instruments related to interest rate risk are presented in Note 25

Fair value of financial liabilities

The fair value of financial liabilities is determined based on the closing market price for quoted instruments and of the estimated future cash flows for non-quoted instruments. As of December 31, 2006, the fair value of financial liabilities amounted to € 6,118 million.

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

French companies

The present value of the French companies’ obligations is determined based on the personnel turnover and mortality, and on the following key actuarial assumptions:

	2004	2005
Retirement age (depending upon each category of employees)	Between 60 and 65 years	Between 60 and 65 years
Discount rate	4.5%	4.0%
Salary growth rate (depending on the age and category of each employee)	Between 2.5% and 3.5%	Between 2.5% and 3.5%
Expected return of plan assets	Between 3.7% and 5.1%	Between 4.3% and 5.1%

2006
Retirement age (depending upon each category of employees)	Between 60 and 65 years
Discount rate	4.25% to 4.5%
Salary growth rate (depending on the age and category of each employee)	3.5%
Expected return of plan assets	Between 4.3% and 5.1%

Non-French companies

The present value of the non-French companies’ obligations is determined on the basis of personnel turnover and mortality and using actuarial assumptions that reflect the legal, economic and monetary circumstances prevailing in each country, as follows:

	2004	2005
Retirement age (depending upon each category of employees)	Between 55 and 65 years	Between 55 and 65 years
Discount rate	Between 3% and 16%	Between 3.75% and 13%
Salary growth rate (depending on the age and category of each employee)	Between 1% and 10%	Between 2% and 10%
Expected return of plan assets	Between 3% and 11%	Between 3.55% and 11.30%

2006
Retirement age (depending upon each category of employees)	Between 55 and 65 years
Discount rate	Between 3.75% and 11%
Salary growth rate (depending on the age and category of each employee)	Between 2% and 10%
Expected return of plan assets	Between 3.55% and 9.75%

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reconciles the funded status of the companies’ plans with the provision recorded in the consolidated balance sheet as of December 31, 2004, 2005 and 2006:

	2004		2005		2006
(In millions of euro)	France	Other Countries	France	Other Countries	France	Other Countries
Defined benefit obligation (DBO)	285	259	334	224	326	226
Fair value of plan assets	(59)	(122)	(58)	(92)	(240)	(99)

Defined benefit obligation in excess of plan assets	226	137	276	132	86	127
Actuarial differences and past service costs	(14)	(21)	(53)	(31)	(42)	(24)

Net accrued pension cost	212	116	223	101	44	103

As of December 31, 2006, the DBO relating to partially or fully funded plans amounted to € 457 million (€ 455 million as of December 31, 2005 and € 469 million as of December 31, 2004).

Changes in provisions for retirement indemnities and pensions can be detailed as follows:

(In millions of euro)	Defined benefit obligation	Fair value of plan assets	Actuarial gains and losses and past service cost	Net accrued pension cost
As of January 1, 2004	721	(349)	—	372
Net periodic pension cost:
—Service cost	20			20
—Interest cost	26			26
—Return on plan assets		(10)		(10)
—Amortization of actuarial gains and losses and past service cost			—	—
Payments made to retirees	(30)	15		(15)
Contributions to plan assets	1	(14)		(13)
Actuarial gains and losses	34	1	(35)	—
Translation adjustments	(4)	1	1	(2)
Others	(224)	175	(1)	(50)

As of December 31, 2004	544	(181)	(35)	328

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In millions of euro)	Defined benefit obligation	Fair value of plan assets	Actuarial gains and losses and past service cost	Net accrued pension cost
As of January 1, 2005	544	(181)	(35)	328
Net periodic pension cost:
—Service cost	21			21
—Interest cost	22			22
—Return on plan assets		(7)		(7)
—Amortization of actuarial gains and losses and past service cost			1	1
Payments made to retirees	(25)	12		(13)
Contributions to plan assets		(11)		(11)
Actuarial gains and losses	64	(6)	(58)	—
Translation adjustments	9	(4)	(1)	4
Others	(77)	47	9	(21)

As of December 31, 2005	558	(150)	(84)	324

(In millions of euro)	Defined benefit obligation	Fair value of plan assets	Actuarial gains and losses and past service cost	Net accrued pension cost
As of January 1, 2006	558	(150)	(84)	324
Net periodic pension cost:
—Service cost	24			24
—Interest cost	23			23
—Return on plan assets		(13)		(13)
—Amortization of actuarial gains and losses and past service cost			6	6
Payments made to retirees	(33)	14		(19)
Contributions to plan assets		(193)		(193)
Actuarial gains and losses	(12)	1	11	—
Translation adjustments	(6)	2	1	(3)
Others	(2)			(2)

As of December 31, 2006	552	(339)	(66)	147

In 2006, the line “Contributions to plan assets” mainly comprised the € 180 million contribution made to insurance companies in order to finance the pension plan that benefits to senior managers who were under the French pension system as of December 31, 2003.

The line “Others” mainly comprises the effects of changes in the scope of consolidation, in particular the disposals of HP Foods in 2005 and of Jacobs and Irish Biscuits in 2004.

The Group’s investment policy in plan assets depends, for each company, upon the employees’ age structure and the expected return on the different categories of assets. As of December 31, 2006, the plan assets comprised approximately 26 % of equity securities and 65 % of debt securities. The plan assets do not comprise any financial instruments issued by the Group. In addition, the actual average return on plan assets in France was 4.7 % in 2006.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Benefits expected to be paid to the employees over the next 10 years are estimated to be € 10 million in 2007, € 7 million in 2008, € 6 million in 2009, € 11 million in 2010, € 12 million in 2011 and € 67 million for the years 2012 to 2017.

Total contributions estimated to be made to plan assets in 2007 amounts to € 5 million.

Total contributions paid in relation to defined contribution plans amounted to € 17 million in 2006 (€ 11 million in 2005 and 2004).

NOTE 18—Other non-current liabilities

(In millions of euro)	2004	2005	2006
Restructuring	37	23	23
Other provisions for risk and charges	394	302	357
Capital investment grants	10	11	11

Total	441	336	391

As of December 31, 2006, the short-term portion of non-current liabilities amounted to € 14 million (€ 19 million as of December 31, 2005 and € 17 million as of December 31, 2004).

Other provisions for risk and charges can be detailed as follows:

(In millions of euro)	2004	2005	2006
Commercial liabilities	22	25	3
Financial and tax liabilities	314	222	294
Damage and healthcare liabilities	58	55	60

Total	394	302	357

Decreases in provisions resulted from payments for a total amount of € 63 million in 2006 (€ 51 million in 2005 and € 36 million in 2004) and from reversals of unused provisions for a total amount of € 10 million in 2006 (€ 14 million in 2005 and € 17 million in 2004).

Increases in provisions amounted to € 105 million in 2006 (€ 37 million in 2005 and € 170 million in 2004, of which € 150 million related to the provision on the put option granted to Suntory Ltd). In 2006, increases in provisions was explained by many factors, including the provision recorded in relation to the put option granted to the major shareholder of The Danone Springs of Eden, BV.

The Company and its subsidiaries are parties to a variety of legal proceedings arising in the normal course of business. Liabilities are accrued for when a loss is probable and can be reasonably estimated.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 19—Trade accounts payable—accrued expenses and other current liabilities

Trade accounts and notes payable

(In millions of euro)	2004	2005	2006
Trade accounts payable	1,446	1,667	1,806
Notes payable	122	97	55

Total	1,568	1,764	1,861

The fair value of trade accounts payable is considered equivalent to their net book value given their short-term maturities.

Accrued expenses and other current liabilities

(In millions of euro)	2004	2005	2006
Personnel (including social charges)	294	341	382
Year end rebates payable to customers	591	658	808
State and local authorities	133	136	143
Refundable containers	97	105	83
Taxes payable	156	159	167
Prepayments from customers	79	112	116
Others	264	382	272

Total	1,614	1,893	1,971

The fair value of accrued expenses and other current liabilities is considered to be equivalent to their net book value given their short-term maturities.

NOTE 20—Personnel and remuneration

Group personnel costs (including payroll taxes and related charges) amounted to € 1,807 million in 2006 (€ 1,793 million in 2005 and € 1,729 million in 2004) of which € 11.1 million (€ 10.9 million and € 8.9 million in 2004) represented remuneration paid to the Group’s Executive Committee (See Note 26).

As of December 31, 2006, 2005 and 2004, the Group’s number of employees was broken down as follows:

	2004	2005	2006
Europe	33,452	32,228	32,384
Asia	41,027	41,137	34,023
Rest of the World	14,970	14,819	21,717

Total Group	89,449	88,184	88,124

At constant scope of consolidation, the Group’s number of employees would have been 88,124 as of December 31, 2006 and 87,720 as of December 31, 2005.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 21—Other expense and income

Other expense can be detailed as follows:

(In millions of euro)	2004	2005	2006
Employee profit-sharing	115	116	121
Stock-based compensation	28	23	14
Others	86	32	32

Total	229	171	167

The line “others” mainly comprises restructuring costs and gains or losses on disposal of assets.

NOTE 22—Other operating expense and income

In 2006, the other operating expense and income mainly comprised the € 38 million loss recorded upon the disposal of Danone Waters of Canada, the € 40 million impairment charge recorded in relation to the goodwill of Robust (see Note 5), net of the € 43 million profit recorded upon the disposal of Griffins.

In 2005, the other operating expense and income mainly comprised the € 53 million impairment charge on the goodwill of Danone Waters of Canada (see Note 5) and the € 19 million gain on disposal of Italaquae.

In 2004, the other operating expense mainly comprised the € 52 million loss on disposal of Jacobs and Irish Biscuits.

NOTE 23—Interest expense, net

Interest expense, net can be detailed as follows:

(In millions of euro)	2004	2005	2006
Cost of net debt	(94)	(101)	(37)
Other financial income	150	28	17
Other financial expense	(46)	(37)	(48)

Total	10	(110)	(68)

The net amount of interest paid in 2006 was € 39 million (€ 83 million in 2005 and € 105 million in 2004).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 24—Income taxes

Income tax expense

Income before tax and the income tax expense can be detailed as follows:

(In millions of euro)	2004	2005	2006
Income before tax:
—French companies	470	329	308
—Foreign companies	1,099	1,267	1,498

Total	1,569	1,596	1,806

Income tax expense (income):
• Current income taxes:
—French companies	146	135	12
—Foreign companies	322	395	427

	468	530	439

• Deferred taxes:
—French companies	(31)	(25)	74
—Foreign companies	(9)	(32)	(153)

	(40)	(57)	(79)

Total	428	473	360

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

Cash payments in relation to income taxes amounted to approximately € 368 million in 2006 (€ 424 million in 2005 and € 439 million in 2004).

Effective income tax rate

The effective income tax rate was 19.93 % in 2006 (29.61% in 2005 and 27.28% in 2004). The differences between the effective tax rate and the statutory tax rate in France (34.43% in 2006, 34.93% in 2005 and 35.43% in 2004) can be detailed as follows:

(In percentage of income before tax)	2004	2005	2006
Statutory tax rate in France	35.43%	34.93%	34.43%
Effect of foreign tax rate differential	(2.20)%	(3.19)%	(2.79)%
Effect of gains/losses on disposal and impairment charges	(2.93)%	(0.32)%	(1.35)%
Recognition of deferred taxes on losses carried forward in the United States	—	—	(8.03)%
Effect of other differences	(3.02)%	(1.81)%	(2.33)%

Effective income tax rate	27.28%	29.61%	19.93%

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred taxes

As explained in Note 1.13, deferred taxes mainly arise from the difference between the book and tax bases of assets and liabilities. The significant components of deferred tax assets and liabilities are as follows:

(In millions of euro)	2004	2005	2006
Pension liabilities	95	88	33
Employee profit-sharing provision	16	15	16
Restructuring provision	16	14	7
Tax losses carried forward	63	197	314
Fixed assets	(429)	(388)	(349)
Others	(6)	132	26

Net deferred taxes	(245)	58	47

Deferred tax assets	101	250	343
Deferred tax liabilities	(346)	(192)	(296)

	(245)	58	47

Including short-term portion	85	165	76
Including long-term portion	(330)	(107)	(29)

Tax losses carried forward

As of December 31, 2006, tax losses carried forward amounted to € 1,674 million and the corresponding deferred tax assets amounted to € 565 million. They mainly resulted from the tax deductibility of goodwill and operating losses in certain countries as well as from the loss on disposal of the HOD water activities in the United States. In this country, the Group has tax losses amounting to US$ 802 million that can be carried forward over 20 years as from their origin. As of December 31, 2005, there existed some uncertainties regarding the recoverability of the full amount of these losses, which amongst others depended on the success of new product launches in the United States, in particular in the very competitive fresh dairy products market. Consequently, based on the information available as of December 31, 2005 and on the assumptions that could be used as of that date regarding the evolution of these activities in the coming years, the Group had recognized deferred tax assets for a total amount of US$ 173 million (€ 147 million) on the portion of these losses, i.e. US$ 485 million (€ 410 million), which were more likely than not to be used. The loss on disposal of DS Waters, LP’s assets, which was reflected on the line item “Net income (loss) of affiliates” in the 2005 consolidated income statement, included the impact of the recognition of these deferred tax assets. As of December 31, 2006, the Group revisited the assumptions used in 2005 in the light of the performance of the US operating entities in 2006. Following this review, the Group has estimated that the recoverability of all the tax losses carried forward generated by the US tax group was more likely than not. Consequently, as of December 31, 2006, a deferred tax asset was recognized on all the tax losses that were unused as of that date. The corresponding income tax, amounting to € 123 million, is reflected on the line “Income tax” in the consolidated income statement.

As of December 31, 2006, based on the expected taxable income of the entities and tax consolidated groups that have generated the tax losses, the Group believes that it is more likely than not that € 800 million will not be used. The Group reviews the unutilized tax losses and the recognized deferred tax assets at each balance sheet date.

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

Notional amounts of interest rate derivatives

The notional amounts and maturities of interest rate derivatives are as follows:

(In millions of euro)	2004	2005	2006
Interest rate swaps(1), with a remaining term as of December 31:
• less than one year	1,579	646	1,354
• between one and five years	2,123	1,184	869
• more than five years	10	—	—
Interest rate caps and floors, with a remaining term as of December 31:
• less than one year	500	461	—
• between one and five years	1,061	600	600
• more than five years	—	—	—

(1)	Excluding cross-currency swaps, which are included in the currency derivative instruments.

The accounting treatment of these derivatives is detailed in Note 1.17.

Fair value of interest rate derivatives

A portion of the derivatives used to manage the interest rate exposure qualifies for fair value hedge accounting as they can be linked to an identified underlying hedged item (generally, an EMTN). As of December 31, 2006, the negative fair value of these derivatives amounted to € 7 million (the positive fair value amounted to approximately € 9 million as of December 31, 2005 and € 23 million as of December 31, 2004). It is reflected on the line item “Current financial liabilities” in the consolidated balance sheet. Changes in the fair value of these derivatives and the corresponding hedged items are reflected in the line item “interest expense” in the consolidated income statement.

As of December 31, 2006, the fair value of derivatives that do not qualify for hedge accounting was negative by approximately € 3 million (€ 4 million as of December 31, 2005 and € 1 million as of December 31, 2004). It is reflected on the line item “Current financial debt” in the consolidated balance sheet. Changes in the fair value of these derivatives are reflected in the line item “interest expense” in the consolidated income statement.

Exposure to changes in interest rate

As of December 31, 2006, the Group’s net debt(1), after taking into account the interest rate derivatives, is mainly at fixed rate. Consequently, the Group’s exposure to changes in interest rates is not significant.

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

(In millions of euro)	2004	2005	2006
Forward (purchases) / sales:
• Pound Sterling	157	181	303
• Yen	44	6	24
• US Dollar	(9)	(55)	(78)
• Canadian Dollar	46	59	47
• Mexican Peso	59	91	116
• Swiss Franc	20	24	16
• Euro	(306)	(365)	(504)
• Other currencies	(21)	72	84

Total forward	(10)	13	8
Including
—forward purchases	(434)	(446)	(917)
—forward sales	424	459	925

Currency swaps(1):
• Pound Sterling	42	(48)	(45)
• Yen	57	(83)	54
• Canadian Dollar	140	—	—
• Singapore Dollar	(92)	—	—
• Indonesian Rupiah	—	82	127
• Chinese Yuan	288	—	—
• South African Rand	32	23	18
• Czech Crown	54	47	50
• Polish Zloty	44	67	83
• Russian Ruble	23	26	25
• Euro	(807)	(96)	(313)
• Other currencies	40	6	16

Total swaps	(179)	24	15
Options	(7)	(7)	(27)

Total currency derivatives	(196)	30	(4)

(1)	Including cross-currency swaps.

The accounting treatment of these derivatives is detailed in Note 1.17.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair value of currency derivatives

The Group’s currency derivatives qualify for cash flow hedge accounting or net investment hedges.

–	Cash flow hedges: the Group mainly hedges sales and purchases denominated in foreign currencies, over a maximum period of 15 months. As of December 31, 2006, the fair value of currency derivatives was positive by € 5 million (negative by € 4 million as of December 31, 2005 and positive by € 19 million as of December 31, 2004). These derivatives are reflected in the line items “Other accounts receivable and prepaid expenses” or “Accrued expenses and other current liabilities” in the consolidated balance sheet. In 2006, changes in the fair value of these derivatives, which represented a € 9 million gain, was recorded within stockholders’ equity for a total amount of € 9 million, the impact on the consolidated income statement being not significant.

–	Net investment hedges: As of December 31, 2006, the fair value of derivatives used as net investment hedges was negative by approximately € 20 million (€ 26 million as of December 31, 2005). It is reflected in the line item “Non-current financial liabilities” in the consolidated balance sheet, with a similar amount reflected under the heading “Cumulative translation adjustments” within stockholders’ equity.

Translation exposure on entities outside the euro zone

In 2006, approximately 52 % of the Group’s net sales (49% in 2005 and 47% in 2004) and 40 % of the Group’s trading operating income (40% in 2005 and 33% in 2004) were outside the euro zone and therefore subject to exchange rate risk.

Concentration of risk

Financial instruments used by the Group to manage its exposure to interest rate fluctuations are negotiated with major counterparties. The breakdown of fair values of financial instruments by counterpart is as follows:

(As a percentage of total fair values as of December 31, 2004, 2005 and 2006)	2004	2005	2006
Counterparties’ rating (according to Standard & Poor’s)
• AAA	0%	0%	0%
• AA	55%	86%	92%
• A	45%	14%	8%

Financial instruments used by the Group to manage its exposure to currency risks are all negotiated with counterparties rated A1/P1.

The major part of the Group’s derivatives are negotiated with counterparties located in geographic areas where political and financial risks are limited.

Derivatives linked to financial instruments

As part of the formation of The Danone Springs of Eden, BV, the Group has granted a put option and has been granted a call option on the 33.1% interest it does not already own, directly or indirectly. These options can be unconditionally exercised in 2008 and, when certain conditions are met, before 2008. The exercise price of

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these options is based on a valuation of the company that takes into account its economic performance and results. Given that the exercise price of these options is equivalent to the share in the fair value of The Danone Springs of Eden, BV that they correspond to, the fair value of these options is nil. As of December 31, 2006, in light of the economic performance of the entity over 2006, the Group’s commitments relating to these options was revised downwards to € 120 million (€ 150 million as of December 31, 2005).

In addition, the Group has granted a put option to its partner in Britannia Industries (see Note 8).

NOTE 26—Related parties transactions

The main related parties are the affiliated companies, the members of the Executive Committee and the members of the Board of Directors.

Affiliated companies

Affiliated companies are those companies in which the Group exercises a significant influence and that are accounted for under the equity method. They are listed in Note 31.

Transactions with affiliated companies, which are usually performed at arm’s length, are detailed as follows:

(In millions of euro)	2004	2005	2006
Operating income	33	32	39
Operating expense	(8)	(7)	(8)
Financial income	—	—	—

Receivables and payables with affiliated companies are detailed as follows:

(In million of euros)	2004	2005	2006
Long and short term loans	5	5	—
Operating receivable	19	23	27
Operating payable	(1)	—	—

Members of the Executive Committee and of the Board of Directors

Total remuneration paid to the members of the Executive Committee amounted to € 11.1 million in 2006 (€ 10.9 million in 2005 and € 8.9 million in 2004). In addition, as of December 31, 2006, the number of stock options granted to members of the Executive Committee amounted to 1,718,401.

As of December 31, 2006, the amount of pension provisions relating to the members of the Executive Committee amounted to € 49 million (€ 52.8 million as of December 31, 2005).

In addition, on July 21, 2004, the Board of Directors set the indemnification conditions of the members of the Executive Committee in certain cases where they cease their mandates or functions. The indemnity would correspond to twice the annual gross remuneration (fixed, variable and in-kind) they received over the last 12 months before they cease their functions.

Finally, the directors’ fees paid to the members of the Board of Directors amounted to € 0.3 million in 2006 (€ 0.3 million in 2004 and 2005).

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 27—Information on the cash flow statement

Cash flow from operating activities

In 2006, the line item “Other flows with impact on cash” comprised the € 180 million contribution made to insurance companies in order to finance the pension plan that benefits to senior managers who were under the French pension system as of December 31, 2003 (see Note 17), net of the € 99 million interests received in relation to the loan granted to the holding company that acquired the Galbani cheese and cured meat activities.

The line item “Other flows with no impact on cash” can be detailed as follows:

(In millions of euro)	2004	2005	2006
Impairment charge	—	53	43
(Gains) and losses on disposal of assets	(62)	(49)	(46)
Increase (reversal) of provisions	(85)	29	43
Stock-based compensation	28	23	14
Others	26	14	(56)

Total	(93)	70	(2)

In 2006, the line “Others” comprise the recognition of the deferred tax assets on the US tax group’s losses carried forward (- € 123 million) as well as the deferred tax liabilities on the contributions made to the insurance companies in order to finance a deferred pension plan (see above).

Cash flow provided by investing activities

In 2006, financial investments mainly included acquisitions as detailed in Note 3. In 2005, financial investments mainly included the acquisition of 100% of DS Waters, LP and its financial commitments.

In 2006, proceeds from sales of business and other investments resulted from the disposals of the Sauces activities in Asia (€ 180 million), of Griffins (€ 138 million) and of Danone Waters of Canada (€ 47 million). In 2005, they mainly resulted from the disposals of HP Foods and Lea & Perrins (approximately € 650 million), of Mahou (more than € 600 million) and of Italaquae (more than € 80 million).

Changes in net debt

Changes in net debt are as follows:

(In millions of euro)	As of December 31, 2005	Changes for the year	Transfer to current portion	Translation adjustments	Others	As of December 31, 2006
Cash and cash equivalents	576	115	—	(36)	—	655
Marketable securities	2,413	201	—	(11)	(39)	2,564
Total	2,989	316	—	(47)	(39)	3,219

Current financial liabilities	869	(235)	23	(13)	(228)	416
Non-current financial liabilities	5,692	28	(23)	(12)	20	5,705
Total	6,561	(207)	—	(25)	(208)	6,121

Net debt	3,572	(523)	—	22	(169)	2,902

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The column “Others” mainly includes the reevaluation of options granted to minority stockholders and changes in the scope of consolidation.

NOTE 28—Commitments and contingencies

Contractual obligations and other commitments

As of December 31, 2006, the contractual obligations are as follows:

	Amount of commitment expiration per period
	Total	2007	2008	2009	2010	2011	2012 and after
On balance sheet
Financial liabilities
Including bank loans, other borrowings and profit-sharing debt	3,598	405	1,547	188	125	124	1,209
Including liabilities linked to options granted to minority stockholders(1)	2,504	8	—	—	—	—	2,496
Including capital leases	19	3	2	2	2	2	8
Total	6,121	416	1,549	190	127	126	3,713

Off-balance sheet
Operating lease commitments	295	97	61	44	24	20	49
Unconditional purchase obligation of goods and services	607	467	58	44	23	12	3
Capital expenditure commitments	45	45	—	—	—	—	—
Commitments relating to financial investments	47	47	—	—	—	—	—
Guarantees and pledges given	98	78	1	—	1	—	18
Others	99	57	8	9	4	3	18
Total	1,191	791	128	97	52	35	88

Commitments received
Credit lines(2)	3,094	539	—	1,152	1,400	—	3
Guarantees and pledges received	61	52	1	—	—	—	8
Others	61	56	2	1	—	—	2
Total	3,216	647	3	1,153	1,400	—	13

(1)	As indicated in Note 16, the majority of these options can be exercised at any time.
(2)	Total commitments, including the portion used as of December 31, 2006.

In addition, the Group is committed to acquiring investments held by third parties in non-controlled entities, should these third parties wish to exercise their put options. These commitments are described in Notes 8 and 25.

Finally, the Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including in connection with certain warranties given as part of the divestitures completed between 1997 and 2006. In some cases, damages are sought and liabilities are accrued for when a loss is probable and can be reasonably estimated.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 29—Segment information

The Group has implemented a structure, which principally consists of three operational divisions (Fresh Dairy Products, Beverages and Biscuits and Cereal Products). These divisions are managed separately and the risks and profitability are distinct for each division.

	2006
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits(2)	Total divisions	Unallocated items(1)	Total Group
Net divisional sales	7,954	3,942	2,199	14,095	—	14,095
Sales between divisions	(20)	—	(2)	(22)	—	(22)
Net sales outside the Group	7,934	3,942	2,197	14,073	—	14,073
Trading operating income	1,109	504	301	1,914	—	1,914
Operating income	1,112	426	336	1,874	—	1,874
Net income (loss) of affiliates	47	(108)	21	(40)	—	(40)
Impairment charge	—	(140)	(3)	(143)	—	(143)
Investments accounted for under the equity method	586	333	174	1,093	—	1,093
Capital expenditure	394	204	76	674	18	692
Financial investments	247	232	—	479	96	575
Depreciation and amortization expense	231	164	73	468	23	491
Cash flows provided by operating activities, excluding changes in net working capital	1,019	548	299	1,866	25	1,891
Total assets	6,834	3,832	2,985	13,651	3,205	16,856
Total liabilities	997	1,074	233	2,304	8,483	10,787

	2005
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Total divisions	Unallocated items(1)	Total Group
Net divisional sales	7,202	3,473	2,369	13,044	—	13,044
Sales between divisions	(18)	—	(2)	(20)	—	(20)
Net sales outside the Group	7,184	3,473	2,367	13,024	—	13,024
Trading operating income	1,019	474	343	1,836	(98)	1,738
Operating income	1,019	438	347	1,804	(98)	1,706
Net income (loss) of affiliates	12	(1)	33	44	—	44
Impairment charge	(51)	(53)	—	(104)	—	(104)
Investments accounted for under the equity method	662	352	242	1,256	—	1,256
Capital expenditure	306	223	65	594	13	607
Financial investments	83	426	49	558	78	636
Depreciation and amortization expense	207	172	81	460	18	478
Cash flows provided by operating activities, excluding changes in net working capital	925	485	305	1,715	1	1,716
Total assets	6,108	3,628	3,044	12,780	3,945	16,725
Total liabilities	1,027	1,124	219	2,370	8,734	11,104

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Total divisions	Unallocated items(1)	Total Group
Net divisional sales	6,528	3,202	2,564	12,294	—	12,294
Sales between divisions	(18)	(1)	(2)	(21)	—	(21)
Net sales outside the Group	6,510	3,201	2,562	12,273	—	12,273
Trading operating income	917	493	278	1,688	(80)	1,608
Operating income	917	493	229	1,639	(80)	1,559
Net income (loss) of affiliates	48	(613)	15	(550)	—	(550)
Impairment charge	—	(608)	—	(608)	—	(608)
Investments accounted for under the equity method	823	990	148	1,961	—	1,961
Capital expenditure	264	150	82	496	24	520
Financial investments	24	46	28	98	—	98
Depreciation and amortization expense	195	173	92	460	21	481
Cash flows provided by operating activities, excluding changes in net working capital	806	520	250	1,576	(2)	1,574
Total assets	5,512	3,901	3,007	12,420	3,659	16,079
Total liabilities	991	1,273	548	2,812	8,761	11,573

(1)	The assets and liabilities reflected in the column “Unallocated items” include those that are held for sale, the current and deferred tax assets and liabilities and the net debt items. The income and expense reflected in the column “unallocated items” correspond to those that cannot be directly allocated to divisions. In 2006, these items are nil as the Group implemented a new system that enables it to fully allocate them to the divisions.
(2)	Britannia was deconsolidated as of July 1, 2006 (see Note 8).

NOTE 30—Activities by geographic area

The Group operates in three geographic areas: Europe (which includes Western Europe, Central and Eastern Europe), Asia (which includes The Pacific Area, i.e. New-Zealand and Australia) and the Rest of the World (which includes America, Africa and the Middle East).

	2006
(In millions of euro)	Europe	Asia	Rest of the World	Total
Net sales outside the Group	8,582	2,429	3,062	14,073
Trading operating income	1,295	244	375	1,914
Operating income	1,301	247	326	1,874
Net income (loss) of affiliates	(114)	18	56	(40)
Capital expenditure	310	103	261	674
Cash flows provided by operations	1,202	287	377	1,866
Total assets	8,780	2,754	2,117	13,651

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005				2004
(In millions of euro)	Europe	Asia	Rest of the World	Total	Europe	Asia	Rest of the World	Total
Net sales outside the Group	8,179	2,235	2,610	13,024	8,096	1,965	2,212	12,273
Trading operating income	1,266	256	314	1,836	1,209	259	220	1,688
Operating income	1,284	256	264	1,804	1,157	259	223	1,639
Net income (loss) of affiliates	282	40	(278)	44	(127)	23	(446)	(550)
Capital expenditure	311	122	161	594	307	86	103	496
Cash flows provided by operations	1,201	247	267	1,715	1,130	266	180	1,576
Total assets	8,297	2,548	1,935	12,780	8,195	2,314	1,911	12,420

NOTE 31—Scope of consolidation

In 2006, 169 entities were included in the scope of consolidation (170 in 2005 and 173 in 2004) of which 145 were fully consolidated (149 in 2005 and 146 in 2004) and 24 were accounted for under the equity method (21 in 2005 and 27 in 2004).

Entities consolidated for the first time in 2006

•	Rodich
•	Danone Djurdjura Algérie—accounted for under the equity method up until June 30, 2006
•	Danone Dairy Egypt
•	Drinkco
•	Aga Pureza, accounted for under the equity method up until December 31, 2006
•	Danone Foods Trading China
•	Produits Laitiers Frais Asie
•	Stonyfield Europe
•	Ontario
•	Danone Probiotics

Entities accounted for under the equity method for the first time in 2006

•	Glenisk
•	Grameen Danone Foods
•	Yakult Danone India
•	Yakult Vietnam
•	Ferminvest(1)
•	Aqua d’Or
•	Hui Yuan Juice Holdings Co

Entities that were excluded from the scope of consolidation in 2006

•	Aguas de Lanjaron, merged with Font Vella (renamed Aguas Fontvella y Lanjaron)
•	Danone Waters of Canada, sold
•	Compagnie Financière Belin, merged with Générale Biscuit
•	Lu Nordic(1), liquidated

(1)	Group of entities that constitute the consolidated entity.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Britannia Industries(1) and its holding companies (ABIH, ABIL, Britannia Brands, Bannaty/Dowbiggin/Nacupa/Spargo/Valletort) (See Note 8)
•	Griffin’s Foods, sold
•	Amoy, sold
•	Amoy Food Limited, sold
•	Finalim IV, merged with GAAP (renamed Produits Laitiers Frais Amérique du Nord)
•	Sifit, merged with Roncevaux
•	Selba Holding, merged with Danone Finance Nederland
•	Bakoma, sold
•	Bonafont Garrafones y Servicios, merged with Aga Pureza

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated entities

		Percentage
Entities	Country	Group’s Control	Interests
GROUPE DANONE	France	Parent company

FRESH DAIRY PRODUCTS
BLEDINA	France	100.00	100.00
DANONE	France	100.00	100.00
DANONE	Germany	100.00	100.00
DANONE	Austria	100.00	100.00
DANONE	Belgium	100.00	100.00
DANONE SERDIKA	Bulgaria	100.00	100.00
DANONE	Spain	57.15	57.15
DANONE CANARIES (ILTESA)	Spain	78.51	44.87
DANONE FINLAND	Finland	100.00	100.00
DANONE	Greece	100.00	100.00
DANONE	Hungary	100.00	100.00
DANONE	Ireland	100.00	100.00
DANONE	Italy	100.00	100.00
DANONE NEDERLAND	The Netherlands	100.00	100.00
DANONE	Poland	100.00	100.00
DANONE PORTUGAL	Portugal	97.51	55.17
DANONE	Czech Republic	98.30	98.30
DANONE	Romania	100.00	100.00
DANONE	The United Kingdom	100.00	100.00
DANONE INDUSTRIA	Russia	70.00	70.00
DANONE VOLGA	Russia	90.78	63.54
DANONE	Slovakia	100.00	100.00
DANONE	Slovenia	100.00	100.00
DANONE	Sweden	100.00	100.00
DANONE TIKVESLI	Turkey	100.00	100.00
DANONE	Ukraine	100.00	100.00
RODICH	Ukraine	100.00	100.00
DANONE—CLOVER	South Africa	55.00	55.00
DANONE DJURDJURA ALGERIE	Algeria	100.00	100.00
ALSAFI DANONE COMPANY	Saudi Arabia	50.10	50.10
DANONE ARGENTINA(2)	Argentina	99.45	99.45
DANONE	Brazil	100.00	100.00
DANONE CANADA DELISLE	Canada	100.00	100.00
DANONE DAIRY	Egypt	100.00	100.00
THE DANNON COMPANY	The United States	100.00	100.00
STONYFIELD FARM	The United States	83.99	83.99
DANONE DE MEXICO	Mexico	100.00	100.00
PT DANONE DAIRY INDONESIA	Indonesia	100.00	70.30

BEVERAGES
DRINKCO	France	100.00	100.00
SA DES EAUX MINERALES D’EVIAN	France	100.00	100.00
SEAT (Sté d’Exploitation d’Activités Touristiques)(3)	France	99.86	99.86
SMDA—SOURCES DU MONT DORE EN AUVERGNE	France	100.00	100.00
SOCIETE DES EAUX DU MONT ROUCOUS	France	100.00	100.00
VOLVIC	France	100.00	100.00
DANONE WATERS DEUTSCHLAND	Germany	100.00	100.00
DANONE WATER BEVERAGE BENELUX	Belgium	100.00	100.00

(2)	Belongs to the same entity.
(3)	SEAT operates the Evian casino. It is subject to the authority of the French Ministry of the Interior and the regulations applicable to gaming activities in casinos.

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentage
Entities	Country	Group’s Control	Interests
AGUAS FONT VELLA Y LANJARON	Spain	95.00	78.46
ZYWIEC ZDROJ	Poland	100.00	100.00
DANONE WATERS (UK & IRELAND)	The United Kingdom	100.00	100.00
EVIAN VOLVIC SUISSE	Switzerland	100.00	100.00
DANONE HAYAT	Turkey	100.00	100.00
AGUAS DANONE DE ARGENTINA	Argentina	100.00	100.00
DANONE ARGENTINA(2)	Argentina	99.45	99.45
DANONE NAYA	Canada	100.00	100.00
GREAT BRANDS OF EUROPE	The United States	100.00	100.00
BONAFONT	Mexico	100.00	100.00
AGA PUREZA(1)	Mexico	50.00	50.00
SALUS	Uruguay	58.46	58.46
FRUCOR BEVERAGES	Australia	100.00	100.00
AQUARIUS	China	50.00	50.00
ROBUST DRINKING WATER(1)	China	92.00	92.00
ROBUST(1)	China	92.00	92.00
SHENZHEN HEALTH DRINKS(1)	China	100.00	100.00
WAHAHA(1)	China	51.00	51.00
AQUA (PT TIRTA INVESTAMA)(1)	Indonesia	74.00	74.00
FRUCOR	New Zealand	100.00	100.00

BISCUITS
DIB ANTILLES GUYANE	France	100.00	100.00
DIB OCEAN INDIEN	France	100.00	100.00
GENERALE BISCUIT GLICO FRANCE	France	50.00	50.00
LU FRANCE	France	100.00	100.00
LU SNACK FOODS	Germany	100.00	100.00
LU BELGIE (GB BELGIE)	Belgium	100.00	100.00
LU BISCUITS	Spain	100.00	100.00
LU SUOMI	Finland	100.00	100.00
PAPADOPOULOS	Greece	60.00	60.00
LU GYORI (GYORI KEKSZ)	Hungary	100.00	100.00
SAIWA	Italy	100.00	100.00
LU NEDERLAND (GB NEDERLAND)	The Netherlands	100.00	100.00
LU POLSKA	Poland	75.00	75.00
OPAVIA—LU	Czech Republic	100.00	100.00
BOLSHEVIK	Russia	76.42	76.42
CHOCK AND ROLLS	Russia	100.00	76.42
DANONE BISCUITS	Algeria	51.00	51.00
DANONE MASHREQ	Egypt	100.00	100.00
DANONE FOODS TRADING CHINA	China	100.00	100.00
JIANGMEN DANONE BISCUITS	China	100.00	100.00
SHANGHAI DANONE BISCUITS FOODS	China	90.00	90.00
SUZHOU Co Ltd	China	100.00	100.00
DANONE BISCUITS INDONESIA	Indonesia	100.00	100.00
DANONE BISCUITS MANUFACTURING	Malaysia	100.00	100.00
DANONE MARKETING (MALAYSIA)	Malaysia	100.00	100.00
DANONE SNACKS MANUFACTURING	Malaysia	100.00	100.00
DANONE MARKETING SINGAPORE	Singapore	100.00	100.00

HOLDING COMPANIES
ALFABANQUE	France	100.00	100.00
BIALIM	France	100.00	100.00
BLANRIM	France	100.00	100.00
Cie GERVAIS DANONE	France	100.00	100.00
DANONE FINANCE	France	100.00	100.00
DANONE RESEARCH	France	100.00	100.00

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentage
Entities	Country	Group’s Control	Interests
FINALIM III	France	100.00	100.00
PRODUITS LAITIERS FRAIS AMERIQUE DU NORD	France	100.00	100.00
GENERALE BISCUIT	France	100.00	100.00
HOLDING EUROPEENNE DE BOISSONS	France	100.00	100.00
INGETEC	France	100.00	100.00
LODAHLIM FRANCE	France	100.00	100.00
PRODUITS LAITIERS FRAIS ASIE	France	100.00	100.00
PRODUITS LAITIERS FRAIS EST EUROPE	France	100.00	100.00
PRODUITS LAITIERS FRAIS NORD EUROPE	France	100.00	100.00
PRODUITS LAITIERS FRAIS SUD EUROPE	France	100.00	100.00
DANONE HOLDING	Germany	100.00	100.00
DANONE PENSIONS MANAGEMENT	Germany	100.00	100.00
DANONE FINANCE BENELUX	Belgium	100.00	100.00
DANONE FINANCE INTERNATIONAL	Belgium	100.00	100.00
DANONE DANEMARK	Denmark	100.00	100.00
TRICAMP LACTEOS	Spain	100.00	100.00
DANONE FINANCE IRLANDE	Ireland	100.00	100.00
STONYFIELD EUROPE	Ireland	100.00	96.80
RONCEVAUX	Italy	100.00	100.00
DANONE RE	Luxembourg	100.00	100.00
DANONE FINANCE NETHERLANDS	The Netherlands	100.00	100.00
LODAHLIM	The Netherlands	100.00	100.00
SELBA NEDERLAND	The Netherlands	100.00	100.00
DANONE HOLDINGS UK	The United Kingdom	100.00	100.00
ONTARIO	Canada	100.00	100.00
DANONE FOODS	The United States	100.00	100.00
DANONE HOLDINGS	The United States	100.00	100.00
DANONE WATERS HOLDINGS Inc	The United States	100.00	100.00
DS WATERS LP	The United States	100.00	100.00
DANONE HOLDING DE MEXICO	Mexico	100.00	100.00
ASIA HOST	China	100.00	100.00
DANONE ASIA PACIFIC MANAGEMENT	China	100.00	100.00
BHPL	Singapore	100.00	100.00
CALVON	Singapore	100.00	100.00
DANONE ASIA	Singapore	100.00	100.00
DANONE ASIA HOLDINGS	Singapore	100.00	100.00
DANONE DAIRY INVESTMENTS INDONESIA	Singapore	70.00	70.00
DANONE PROBIOTICS	Singapore	100.00	100.00
FEDDIAN	Singapore	100.00	100.00
FESTINE	Singapore	100.00	100.00
JINJA INVESTMENTS	Singapore	100.00	100.00
KING SILVER	Singapore	100.00	100.00
KUAN / BRITANNIA BRANDS KUAN	Singapore	100.00	100.00
MYEN	Singapore	100.00	100.00
NOVALC	Singapore	100.00	100.00
DANONE HOLDING NEW ZEALAND	New Zealand	100.00	100.00

GROUPE DANONE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Entities accounted for under the equity method

		Percentage
Entities	Country	Group’s Control	Interests
FRESH DAIRY PRODUCTS
GLENISK	Ireland	35.72	35.72
CLOVER DANONE BEVERAGES	South Africa	39.46	39.46
STRAUSS DAIRY	Israel	20.00	20.00
CENTRALE LAITIERE	Morocco	29.22	29.22
STIAL / SOCOGES	Tunisia	50.00	50.00
GRAMEEN DANONE FOODS	Bangladesh	50.00	50.00
YAKULT DANONE INDIA	India	50.00	50.00
CALPIS AJINOMOTO DANONE	Japan	50.00	50.00
YAKULT HONSHA	Japan	20.02	20.02
YAKULT VIETNAM	Vietnam	20.00	20.00

BEVERAGES
FERMINVEST(1)	France	57.00	57.00
AQUA D’OR	Denmark	49.00	49.00
DASANBE AGUA MINERAL NATURAL	Spain	50.00	50.00
MAGYARVIZ	Hungary	50.00	50.00
THE DANONE SPRINGS OF EDEN BV	The Netherlands	50.00	66.65
POLSKA WODA	Poland	50.00	50.00
SOTHERMA	Morocco	30.00	30.00
CHINA HUIYUAN JUICE	China	22.18	22.18
KIRIN MC DANONE WATERS	Japan	25.00	25.00

BISCUITS
GRIESSON-de BEUKELAER(4)	Germany	40.00	40.00
BAGLEY LATINO AMERICA	Spain	49.00	49.00
BIMO	Morocco	50.00	50.00
SOTUBI	Tunisia	49.00	49.00
CONTINENTAL BISCUITS PAKISTAN	Pakistan	49.49	49.49

(4)	Entity that was held for sale as of December 31, 2006